Form 20-F
period 2000-12-31
RADVISION LTD
filed 2001-06-04
CIK 1105519

SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                    FORM 20-F

[ ]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                       or
[X}       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2000
                                       or
[ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                        For the transition period from   to
                        Commission file number: 000-29871

                                 RADVISION LTD.
              (Exact name of Registrant as specified in its charter
               and translation of Registrant's Name into English)

                                     Israel
                                (Jurisdiction of
                         incorporation or organization)

                24 Raoul Wallenberg Street, Tel Aviv 69719 Israel
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class                Name of Each Exchange on Which Registered
    -------------------                -----------------------------------------
         None                                               N/A

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                       Ordinary Shares, NIS 0.1 Par Value
                                (Title of Class)

    Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                 Ordinary Shares, par value NIS 0.1 per share
                 as of December 31, 2000..........................19,144,984

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes X No ____

Indicate by check mark which financial statement item the registrant has elected to follow:

                                Item 17 __ Item 18 X

                                TABLE OF CONTENTS

                                                                           Page


PART I.......................................................................1


   ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...........1
   ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.........................1
   ITEM 3.   KEY INFORMATION.................................................1
             A.  Selected Financial Data.....................................1
             B.  Capitalization and Indebtedness.............................2
             C.  Reasons for the Offer and Use of Proceeds...................2
             D.  Risk Factors................................................2
   ITEM 4.   INFORMATION ON THE COMPANY.....................................13
             A.  History and Development of the Company.....................13
             B.  Business Overview..........................................14
             C.  Organizational Structure...................................30
             D.  Property, Plants and Equipment.............................30
   ITEM 5.   OPERATION AND FINANCIAL REVIEW AND PROSPECTS...................31
             A.  Operating Results..........................................31
             B.  Liquidity and Capital Resources............................42
             C.  Research and Development, Patents and Licenses.............44
             D.  Trend Information..........................................46
   ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................47
             A.  Directors and Senior Management............................47
             B.  Compensation...............................................55
             C.  Board Practices............................................56
             D.  Employees..................................................57
             E.  Share Ownership............................................58
   ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............62
             A.  Major Shareholders.........................................62
             B.  Related Party Transactions.................................64
             C.  Interests of Experts and Counsel...........................68
   ITEM 8.   FINANCIAL INFORMATION..........................................68
             A.  Consolidated Statements and Other Financial Information....68
             B.  Significant Changes........................................69
   ITEM 9.   THE offer and listing..........................................69
             A.  Offer and Listing Details..................................69
             B.  Plan of Distribution.......................................70
             C.  Markets....................................................70
             D.  Selling Shareholders.......................................70
             E.  Dilution...................................................70
             F.  Expense of the Issue.......................................70
   ITEM 10.  ADDITIONAL INFORMATION.........................................70
             A.  Share Capital..............................................70
             B.  Memorandum and Articles of Association.....................70
             C.  Material Contracts.........................................73

             D.  Exchange Controls..........................................73
             E.  Taxation...................................................73
             F.  Dividend and Paying Agents.................................84
             G.  Statement by Experts.......................................84
             H.  Documents on Display.......................................84
             I.  Subsidiary Information.....................................85
   ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS.....85
   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........86

PART II.....................................................................86

   ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................86
   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS............................................86
   ITEM 15.  Reserved.......................................................87
   ITEM 16.  Reserved.......................................................88

PART III....................................................................88

   ITEM 17.  FINANCIAL STATEMENTS...........................................88
   ITEM 18.  FINANCIAL STATEMENTS...........................................88
   ITEM 19.  EXHIBITS.......................................................88
   S I G N A T U R E S......................................................90

     The statements contained in this annual report that are not purely historical are forward-looking statements. Such forward-looking statements also include statements in Item 4 - "Information on the Company" and Item 5 -
"Operating and Financial Review and Prospects." These statements involve risks and uncertainties and actual results could differ materially from such results discussed in these statements as a result of the risk factors set forth in this annual report. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.



                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable

ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     The following selected consolidated financial data for and as of the five years ended December 31, 2000, are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. Our consolidated financial statements were examined by Luboshitz Kasierer, a member of Arthur Andersen, independent auditors whose report with respect to the three years ended December 31, 2000 and as of December 31, 1999 and 1998 appears in this Report.

                                                     Year ended December 31,
                                      ------------------------------------------------------

                                        1996       1997       1998         1999       2000
                                      -------    -------    -------      -------    --------
                                              (in thousands, except per share data)
Consolidated Statement of
Operations Data:
Revenues.........................     $ 1,491    $ 4,899    $ 8,894      $17,550    $ 45,911
Cost of revenues.................         770      1,211      1,412        2,853      11,446
Gross profit.....................         721      3,689      7,482       14,697      34,465
Operating expenses:
Research and development.........       1,775      2,763      4,379        7,667      14,263
Less participation by the Chief
  Scientist......................         497        890      1,140        1,097         353
Research and development, net....       1,278      1,873      3,239        6,570      13,910
Marketing and selling, net.......       1,260      2,384      4,425        9,502      17,358
General and administrative.......         250        494        670        1,426       3,458
Royalties to Chief Scientist.....           -          -          -            -       3,666
Total operating expenses.........       2,788      4,751      8,334       17,498      38,392


Operating loss...................      (2,067)    (1,062)      (852)      (2,801)     (3,927)
Financing income (expenses), net.          42          6         23          105       4,176
Net income (loss)................     $(2,025)   $(1,056)   $  (829)     $(2,696)   $    249
Net earnings (loss) per ordinary
  share..........................     $ (0.21)   $ (0.10)   $ (0.08)     $ (0.26)   $  0.014
Weighted average number of
  ordinary shares................       9,499     10,234     10,492       10,538      17,174
Diluted earnings (loss) per
  ordinary share.................           -          -    $ (0.08)     $ (0.26)   $  0.013
Weighted average number of
   ordinary  shares..............           -          -     10,492       10,538      19,873



                                                           December 31,
                                      ------------------------------------------------------
                                        1996       1997       1998         1999       2000
                                      -------    -------    -------      -------    --------
                                                          (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents........     $ 1,349    $   435    $ 3,305      $ 2,605    $ 41,617
Working capital..................       1,071        873      4,318          814      73,659
Total assets.....................       3,073      3,704      9,371       13,261     116,350
Total  bank  debt,   less   current
  maturities......................         23        106        130           67          19
Shareholders' equity.............       1,453      1,363      5,450        3,481      94,345


B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable

D.   RISK FACTORS

     Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Relating to Our Business

We have a history of losses and we cannot assure you that we will operate profitably in the future.

     We incurred significant losses in every fiscal year from our inception until 1999, and we incurred an operating loss in 2000. We reported net losses of $829,000 and $2,696,000 in 1998 and 1999 and incurred an operating loss before financing income of $3,927,000 in 2000. We may continue to incur losses in the future. As of December 31, 2000, our accumulated deficit was $9,028,000. We cannot assure you that we will operate profitably in the future.

Our quarterly financial performance is likely to vary significantly in the future. Our revenues and operating results in any quarter may not be indicative of our future performance and it may be difficult for investors to evaluate our prospects.

     Our quarterly revenues and operating results have varied significantly in the past and are likely to continue to vary significantly in the future. Fluctuations in our quarterly financial performance may result from the fact that we may receive a small number of relatively large orders in any given quarter. Because these orders generate disproportionately large revenues, our revenues and the rate of growth of our revenues for that quarter may reach levels that may not be sustained in subsequent quarters. In addition, some of our products have lengthy sales cycles. For example, it typically takes from three to twelve months after we first begin discussions with a prospective customer before we receive an order from that customer. We also have a limited order backlog, which makes revenues in any quarter substantially dependent upon orders we deliver in that quarter. Because of these factors, our revenues and operating results in any quarter may not meet market expectations or be indicative of future performance and it may be difficult for investors to evaluate our prospects.

Unless our revenues grow in excess of our increasing expenses, we will not be profitable.

We expect that our operating expenses will increase significantly in the future, both to finance the planned expansion of our sales and marketing and research and development activities and to fund the anticipated growth in our revenues. However, our revenues may not grow apace or even continue at their current level. If our revenues do not increase as anticipated or if expenses increase at a greater pace than our revenues, we will not be profitable. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

If the use of packet-based networks as a medium for real-time voice, video and data communications does not continue to grow, the demand for our products and technology will slow and our revenues will decline.

     Our  future  success  depends  on the  growth  in the  use of  packet-based networks, including the Internet and other IP networks, as a medium for real-time voice, video and data communications. If the use of packet-based networks does not expand, the demand for our products and technology will slow and our revenues will decline. Market acceptance of packet-based networks as a viable alternative to circuit-switched networks for the transmission of real-time voice and video communications is not proven and may be inhibited by concerns about quality of service and potentially inadequate development of the necessary infrastructure.

We must develop new products and technology and enhancements to existing products and technology to remain competitive. If we fail to do so, we may lose market share to our competitors and our revenues may decline.

     The market for our products and technology is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. Our future success will depend to a substantial extent on our ability to:

     o    timely identify new market trends; and

     o    develop,   introduce  and  support  new  and  enhanced   products  and
          technology on a successful and timely basis.

     If we fail to develop and deploy new products and technology or product and technology enhancements on a successful and timely basis, we may lose market share to our competitors and our revenues may decline.

     We are currently developing new products and technology and enhancements to our existing products and technology. We may not be successful in developing or introducing these or any other new products or technology to the market.

We have invested, and will continue to invest, in products and technology which comply with those industry standards which we believe have been, or will be, broadly adopted. If one or more alternative standards were to gain greater acceptance than the standards which we believe have or will be broadly adopted, sales of our products and technology might suffer.

     Currently, we offer networking products that comply with the H.323 industry standard for real-time voice, video and data communications over packet networks. During 2000, we expanded our enabling technology product family to include additional key IP protocols. Our current suite of IP communication protocol toolkits include H.323, SIP, MGCP and MEGACO. We believe that IP networks will be designed with components built around each of these protocols. If these expectations ultimately prove to be incorrect, our investments may be of little or no value.

We rely on a small number of marketing partners who distribute our products either under our name or as private label products for a significant portion of our business.

     We rely in great measure on OEMs, systems integrators and value added resellers, or VARs, to sell our products. Our OEM customers purchase our products to integrate with products that they developed in-house to build complete IP communications solutions. Our systems integrator customers either purchase our full suite of products or integrate our individual products of other manufacturers to build complete IP communications solutions. Our VAR customers purchase our products to resell to end-users as separate units, or as part of a family of related product offerings, either under our RADVISION label or under their private label. If we are unable to maintain these marketing partners or obtain new marketing partners, our future revenues and profitability will be affected and we may lose market share.


Competition in the markets for our products and technology is intense. We may not be able to compete effectively in these markets and we may lose market share to our competitors.

     The markets for our products and technology are highly competitive and we expect competition to intensify in the future. We may not be able to compete effectively in these markets and we may lose market share to our competitors. The principal competitors in the market for our products currently include Polycom Inc. which acquired Accord Networks Inc., First Virtual Communications, which merged with CUseeMe Networks Inc. (formerly known as White Pine Software Inc.), Ezenia (formerly known as Video-Server), and the in-house developers employed by manufacturers of telecommunications equipment and systems. Our principal competitors in the market for our technology which is primarily sold in the form of software development kits, currently include DynamicSoft, Trillium Digital Systems (acquired by Intel in Q42000) and Hughes Software Systems. Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and compete with us.

Our software development kit revenues will decrease if our customers choose to use source code which is available for free.

     Both Vovida Networks, Inc. (now part of Cisco Systems Inc.) and OpenH323 offer H.323 source code for free. In addition, Vovida offers MGCP and SIP source code for free. If our customers choose to use the free source code offered by these organizations instead of purchasing our technology, our revenues from the sale of our software development kits will decline. Other companies, including Microsoft may offer similar development kits as part of their product offerings.

Most of our  competitors  have greater  resources than we do. This may limit our
ability  to  compete  effectively  with  them  and  discourage   customers  from
purchasing our products and technology.

     Most of our competitors have greater financial, personnel and other resources than we do, which may limit our ability to compete effectively with them. These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements. These competitors may also:

     o    benefit from greater economies of scale;

     o    offer more aggressive pricing; or

     o    devote greater resources to the promotion of their products.

     Any of these advantages may discourage customers from purchasing our products and technology. If we are unable to compete successfully against our existing or potential competitors, our revenues and margins will decline.

Our agreements with our customers do not have minimum purchase requirements. If our customers decrease or cease purchasing our products and technology, our revenues will decline.

     Our agreements with our customers do not have minimum purchase requirements nor do they require our customers to purchase any products from us. If any or all of our customers cease to purchase or reduce their purchases of our products and technology at any time, our revenues will decline. We cannot assure you that our customers will not choose to independently develop for themselves, or purchase from others, products and technology similar to our products and technology. Moreover, if our customers do not successfully market and sell the systems and products into which they incorporate our products and technology, the demand of these customers for our products and technology will decline. Our customers' sales of systems and products containing our products and technology may be adversely affected by circumstances over which we have no control and over which our customers may have little, if any, control.

We are dependent upon a limited number of suppliers of key components. If these suppliers delay or discontinue manufacture of these components, we may experience delays in shipments, increased costs and cancellation of orders for our products.

     We currently obtain key components used in the manufacture of our products from a single supplier or from a limited number of suppliers. We do not have long-term supply contracts with our suppliers. Any delays in delivery of or shortages in these components could interrupt and delay manufacturing of our products and result in the cancellation of orders for our products. In addition, these suppliers could discontinue the manufacture or supply of these components at any time. We may not be able to identify and integrate alternative sources of supply in a timely fashion or at all. Any transition to alternate suppliers may result in delays in shipment and increased expenses and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify an alternative source of supply, we would have to modify our products to use a substitute component, which may cause delays in shipments, increased design and manufacturing costs and increased prices for our products.

We intend to manufacture and maintain an inventory of customized products for some customers who will have no obligation to purchase these products. If these customers fail to purchase these products, our financial results may be harmed.

     To satisfy the timing requirements of some of our larger customers, we intend to manufacture and maintain an inventory of some of our products that we will customize to the specifications of these customers. The size of this inventory will be based upon the purchasing history and forecasts of these customers, which we currently estimate to be approximately two months of sales to these customers. These customers will have no obligation to purchase the inventoried products at any time. If the customers for whom the inventoried products are manufactured do not purchase them, we may be required to modify the products for sale to others and we may be unable to find other purchasers. In either case, the value of the products may be materially diminished which may have a negative impact on our financial results.

Undetected errors may increase our costs and impair the market acceptance of our products and technology.

     Our products and technology have occasionally contained, and may in the future contain, undetected errors when first introduced or when new versions are released. Our customers integrate our products and technology into systems and products that they develop themselves or acquire from other vendors. As a result, when problems occur in equipment or a system into which our products or technology have been incorporated, it may be difficult to identify the cause of the problem. Regardless of the source of these errors, we must divert the attention of our engineering personnel from our research and development efforts to address the errors. We cannot assure you that we will not incur warranty or repair costs, be subject to liability claims for damages related to product errors or experience delays as a result of these errors in the future. Any insurance policies that we may have, may not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors, whether caused by our products or technology or the products of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our products and technology.

We rely on third party technology licenses. If we are unable to continue to license this technology on reasonable terms, we may face delays in releases of our products and may be required to reduce the functionality of our products derived from this technology.

     We rely on technology that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. For example, we license T.120 data collaboration software from Data Connection Limited and voice compression technology from Siemens. If we are unable to continue to license any of this software on commercially reasonable terms, we will face delays in releases of our products or will be required to reduce the functionality of our products until equivalent technology can be identified, licensed or developed, and integrated into our current products.

Third parties may infringe upon or misappropriate our intellectual property, which could impair our ability to compete effectively and negatively affect our profitability.

     Our success depends upon the protection of our technology, trade secrets and trademarks. Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technology and other assets. To protect our rights to our intellectual property, we rely on a combination of trade secret protection, trademark law, confidentiality agreements and other contractual arrangements. The protective steps we have taken may be inadequate to deter infringement or misappropriation. We may be unable to detect the unauthorized use of our intellectual property or take appropriate steps to enforce our intellectual property rights. Policing unauthorized use of our products and technology is difficult. In addition, the laws of some foreign countries in which we currently or may in the future sell our products do not protect our proprietary rights to as great an extent as do the laws of the United States. Failure to adequately protect or to promptly detect unauthorized use of our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, whether or not the defense is successful.

Our products may infringe on the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

     Third parties may assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. For example, in 1998, Lucent alleged that some products manufactured by us infringed specified Lucent patents. See "Item 8A. Financial Information - Consolidated Statements and Other Financial Information, Legal Proceedings." Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability.

Our growth will continue to place a significant strain on our resources and must be managed effectively. If we are unable to manage our expanding operations effectively, our revenues may not increase, our cost of operations may rise and we may remain unprofitable.

     Because of the growth in our revenues, we are actively expanding our operations. If we are unable to manage our expanding operations effectively, our revenues may not increase, our cost of operations may rise and we may remain unprofitable. From January 1, 1998 through December 31, 2000, the number of our employees increased from 42 to 280. This growth has placed, and will continue to place, a significant strain on our managerial, operational and financial resources. We cannot assure you that:

     o we have made adequate allowance for the costs and risks associated with this expansion; or

     o our systems, procedures or controls will be adequate to support our expanding operations.

     Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may seriously harm our ability to forecast sales demand accurately, manage our product inventory and record and report financial and management information on a timely and accurate basis.

We are dependent on our senior management. Any loss of the services of our senior management could negatively affect our business.

     Our future success depends to a large extent on the continued services of our senior management and key personnel. We do not carry key-man life insurance for any of our senior management. Any loss of the services of members of our senior management or other key personnel could negatively affect our business.

Our business could be adversely affected if our senior managers, including our new chief executive officer, do not work together effectively as a team.

     Our chief executive officer joined us in April 2001 and has not previously worked with us. If our senior managers do not work together effectively as a team to successfully manage our growth, our business could be adversely affected.

Our failure to retain and attract personnel could harm our business, operations and product development efforts.

     Our products require sophisticated research and development, marketing and sales, and technical customer support. Our success depends on our ability to attract, train and retain qualified research and development, marketing and sales and technical customer support personnel. We intend to increase substantially the number of our employees who perform these functions. Competition for personnel in all of these areas is intense and we may not be able to hire sufficient personnel to achieve our goals or support the anticipated growth in our business. The market for the highly-trained personnel we require is very competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. If we fail to attract and retain qualified personnel, our business, operations and product development efforts would suffer.

Our non-competition agreements with our employees may not be enforceable. If any of these employees leaves us and joins a competitor, our competitor could benefit from the expertise our former employee gained while working for us.

     We currently have non-competition agreements with our key employees in Israel. These agreements prohibit those employees, if they cease to work for us, from directly competing with us or working for our competitors. Under current U.S. and Israeli law, we may not be able to enforce these non-competition agreements. If we are unable to enforce any of these agreements, our competitors that employ our former employees could benefit from the expertise our former employees gained while working for us. In addition, we do not have non-competition agreements with our employees outside of Israel.

Government regulation could delay or prevent product offerings, resulting in decreased revenues.

     Our products are designed to operate with local telephone systems throughout the world and therefore must comply with the regulations of the
Federal Communications Commission and other regulations affecting the transmission of voice, video and data over telecommunications and other media. Each time we introduce a new product, we are required to obtain regulatory approval in the countries in which it is offered. In addition, we must periodically obtain renewals of the regulatory approvals for the use of our products in countries where we have already obtained approval. We cannot assure you that regulatory approval for our current products will be renewed or that regulatory approval for future products will be obtained. If we do not obtain the necessary approvals and renewals, we may be required to delay the sales of our products in those countries until approval for use is granted or renewed. This could result in decreased revenues.

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products, which could decrease our revenues.

     We are incorporated under the laws of, and our main offices and our production facilities are located in, the State of Israel. We are directly affected by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any peace arrangement with Syria or Lebanon. Moreover, while Israel is in the process of conducting peace negotiations with the Palestinian Authority, since September 2000 there has been a significant deterioration in the relationship between Israel and the Palestinian Authority and as a result of riots in Gaza and the West Bank, the peace process between the parties has stagnated. Efforts to resolve the problem have failed to result in an agreeable solution. Continued hostilities between the Palestinian community and Israel and any failure to settle the conflict may have a material adverse effect on our business and us. Further deterioration of hostilities into a full scale conflict might require more widespread military reserve service by some of our employees, which may have a material adverse effect on our business.

Because all of our revenues are generated in U.S. dollars or are linked to the U.S. dollar while a portion of our expenses are incurred in new Israeli shekels, our results of operations would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the new Israeli shekel against the U.S. dollar.

     All of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1997 and 1998, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation, a reversal from prior years. However, in 1999 and 2000 while the rate of inflation was low, there was a devaluation of the dollar against the NIS. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

The tax benefits that we currently receive from our approved enterprise programs require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay additional taxes and would likely be denied these benefits in the future.

     The Investment Center of the Ministry of Industry and Trade has granted approved enterprise status to several investment programs at our manufacturing facility. The portion of our income derived from these approved enterprise programs commencing when we begin to generate net income from these programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional five to eight years, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future.

We may be adversely affected by proposed tax reform in Israel.

     On July 26, 2000, the Government of Israel published a legislative proposal which adopts the recommendations of a committee chaired by the Director General of the Israeli Ministry of Finance regarding a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals and would also affect corporate taxation. In particular, the proposed reform would reduce but not eliminate, the tax benefits available to facilities that were granted approved enterprise status, such as ours. Implementation of the reform requires legislation by Israel's parliament. We cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take or what effect it will have on our company.

It may be difficult to enforce a U.S. judgment against us and most of our officers and directors or to assert U.S. securities laws claims in Israel or serve process on most of our officers and directors.

        We are incorporated in Israel. Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Risk factors related to our ordinary shares

Holders of our ordinary shares who are United States residents face income tax risks.

     There is a substantial risk that we will be classified as a passive foreign investment company ("PFIC"). Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either
(i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

     As a result of our substantial cash position and the decline in the value of our stock, there is a substantial risk that we will be classified as a PFIC under the asset test described in the preceding paragraph. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, this determination can not be made with certainty until the end of the calendar year.

     United States residents should carefully read "Item 10E. Additional Information - Taxation, United States Federal Income Tax Consequences" for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

Our share price has been volatile in the past and may decline in the future.

     Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

     o    quarterly variations in our operating results;

     o operating results that vary from the expectations of securities analysts and investors;

     o changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

     o announcements of technological innovations or new products by us or our competitors;

     o    announcements  by us or  our  competitors  of  significant  contracts,
          acquisitions,   strategic  partnerships,  joint  ventures  or  capital
          commitments;

     o    changes in the status of our intellectual property rights;

     o announcements by third parties of significant claims or proceedings against us;

     o    additions or departures of key personnel;

     o    future sales of our ordinary shares; and

     o    stock market price and volume fluctuations.

     Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

     In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

Anti-takeover provisions could negatively impact our shareholders.

     The new Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company. There is an exception to this provision, if someone else is already a majority shareholder of the company. Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

     Finally, Israeli tax law treats certain acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his company shares for shares in a foreign corporation to immediate taxation.

We do not intend to pay dividends.

     We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     Our legal and commercial name is RADVISION LTD. We were incorporated under the laws of the State of Israel in 1992 for an indefinite term and began operations in October 1992. Our registered office and principal executive offices are located at 24 Raoul Wallenberg St., Tel Aviv 69719, Israel and our telephone number is 011-972-3-645-5220. Our address on the internet is www.radvision.com. The information on our website is not incorporated by reference into this annual report.

     From our inception until our initial public offering in March 2000, we financed our operations through cash generated by operations and a combination of private placements of our share capital and borrowings under lines of credit. Through December 31, 1999, we raised a total of approximately $12.2 million in aggregate net proceeds in four private placements. In March 2000, we sold 4,370,000 of our ordinary shares in an initial public offering and 590,822 ordinary shares in a private placement to Samsung Electro Mechanics and Samsung Venture Investment Corporation, members of the Samsung group, and Siemens Aktiengesellschraft. We received net proceeds of $89.2 million from the public offering and private placement. As of December 31, 2000, we had approximately $41.6 million in cash and cash equivalents, $39.5 million in short-term liquid investments and $15.9 in long-term liquid investments totaling $97.0 million in cash and liquid investments. Our working capital at year-end was approximately $73.7 million. For a discussion of our capital expenditures and divestitures, see "Item 5-Operating and Financial Review and Prospects-Liquidity and Capital Resources."

     We are a leading designer, developer and supplier of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. Our products and technology are used by our customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. We have approximately 400 customers worldwide including Alcatel, Bosch, Cisco, NTT, Nortel, Philips, Panasonic, Samsung, Shanghai Bell, Siemens and Sony.

     In the latter part of 2000, we created two separate business units corresponding to our two product lines to enable our product development and product marketing teams to respond quickly to evolving market needs with new product introductions. The "Networking" business unit (NBU) focuses on networking products, and it is responsible for developing networking products for IP-centric voice, video and data conferencing services. Enterprises and service providers of all sizes use our family of innovative, scalable and market proven IP-centric networking solutions for migrating from traditional telephony to converged networks. The "Technology" business unit (TBU) focuses on creating developer toolkits for the underlying IP communication protocols needed for real-time voice and video over IP. Industry giants and emerging technology companies use our family of IP communication protocol toolkits to reduce their time to market for developing interoperable, standards-compliant V2oIP products, applications and services. Today you may find RADVISION protocols implemented in a wide range of environments from chipsets, to simple user devices like IP phones and video systems, through carrier class network devices like gateways, switches and softswitches.

     The new organizational structure allows us to be more nimble and responsive to the different market dynamics and product requirements that derive from the development of our enabling technologies for developers and the development of our networking solutions for customers who are deploying IP-centric networks.

B.   BUSINESS OVERVIEW

Industry Background

Growth in Communications

     In recent years, communications networks have experienced dramatic growth in traffic. This growth is expected to continue due to a number of factors, including:

     o an increasing need for enterprises to expand their networks to enable them to send, access and receive information quickly, economically and globally;

     o an increasing use of the Internet and other packet networks for communicating and engaging in commercial transactions;

     o    an increase in available bandwidth at declining prices; and

     o the introduction of new voice, video and data communications services and applications.

Limitations of Traditional Networks

     Traditionally, circuit-switched networks have been the principal medium for the transmission of communications. Circuit-switched technology dedicates a circuit with a fixed amount of bandwidth for the duration of the connection, regardless of a user's actual bandwidth usage. The recent growth in data communications traffic, particularly the growth in the number of Internet users, has placed significant strains on the capacity of traditional circuit-switched networks. Circuit-switched networks were initially deployed to handle only voice communications. These networks were not designed to handle data efficiently and cannot scale cost-effectively to accommodate the growth in data traffic. Moreover, circuit-switched networks were built based on proprietary, complex technologies, which have historically limited the entrance of new competitors and hindered the development and introduction of new services.

Advantages of Packet-based Networks

     While circuit-switched networks were principally designed to handle analog voice traffic, packet-based networks were principally designed for transmitting digital information. Packet-based networks, including IP networks, transmit voice, video and data information in the form of small digital packages called packets. Voice, video and data packets are sent over a single network simultaneously and reassembled at the destination. Packet switching enables more efficient utilization of available network bandwidth than circuit-switching, allowing more calls to travel through a packet network at the same time. Moreover, packet networks allow for the cost-efficient expansion of capacity as communications traffic increases. In addition, packet networks are built using open standards, like IP, which promote competition by allowing different vendors to build products and applications that can interoperate with one another. By using packet technologies based on open standards, new services can be deployed rapidly and economically.

The Need for Industry Standards for Real-time IP Communications

     Originally, enterprises and communications service providers deployed packet networks primarily for handling data traffic and not for real-time IP communications. Technical barriers initially hampered the use of packet networks for real-time communications. For example, packet networks were not designed to guarantee the sequential delivery of packets and packets could be lost. In addition, the time of delivery of packets was dependent upon the amount of packet traffic being transmitted over the network. For real-time communications, it is critical that the packets associated with a specific voice or video communication be transmitted in the correct sequence and in a timely manner. Early attempts at real-time IP communications solved these technical problems by using proprietary solutions developed by individual vendors. However, proprietary solutions from different vendors meant that different vendor products could not inter-operate with one another.

     To enable the global deployment of real-time IP communications networks, industry standards and protocols were developed to promote interoperability of real-time communications over packet networks. H.323 is currently the most widely deployed industry-wide protocol for real-time IP communications. H.323 was developed by a team of computing, telephony and networking experts under the direction and auspices of the International Telecommunications Union, or ITU-T, a United Nations organization, with the goal of specifying a universal real-time standard that would ensure interoperability of all packet-based networks and products. H.323 provides the technical framework for developing standards-compliant products and systems for real-time voice and video communication over packet networks. All components of an H.323 compliant network, including terminals, gateways, gatekeepers and conferencing bridges, use the H.323 protocol to communicate.

     Today, H.323 is the standard of choice for the builders of real-time IP communications solutions for enterprises. The ITU-T is continuously enhancing
H.323 and publishing new versions to support the evolving requirements of next generation packet networks. Other emerging standards like MGCP, or Media Gateway Control Protocol, and SIP, or Session Initiation Protocol, are also being developed to address the complex requirements of multi-protocol packet networks. The widespread acceptance of industry protocols and standards for IP communications has enabled the deployment of packet networks for real-time communications by ensuring interoperability and is facilitating the migration to IP communications.

Growth in Real-time Voice and Video IP Communications

     Due to the inherent benefits of packet networks and the advent of new technologies and standards that have enabled real-time communications over these networks, the use of packet networks for real-time voice, video and data communications is expected to grow dramatically. ICM Global Intelligence, a market research firm, forecasts that revenues for network equipment associated with voice-over-IP, or IP telephony, will grow from $477 million in 1999 to $7.1 billion in 2004. Perey Research & Consulting, an industry consulting firm, forecasts revenues for network equipment associated with IP video communications to grow from $22 million in 1999 to more than $643 million in 2003.

     This anticipated growth in real-time IP communications is expected to be driven primarily by enterprises and communications service providers migrating to packet networks. As enterprises move from centralized organizations to distributed networks of employees, customers, suppliers and business partners, they require more effective communications capabilities to support their operations and remain competitive in a global and rapidly changing market. Packet networks are well-suited for enterprises because they provide enterprises with the following advantages:

     o cost-effective increases in capacity to meet increasing communications traffic demands;

     o support for new communications applications, like video conferencing and data collaboration, for improved workforce productivity;

     o    interoperability  with  different  network   configurations  of  their
          customers, suppliers and partners; and

     o cost savings associated with simplified network management resulting from creating a single network that handles all communications, rather than having to maintain separate telephone and computer networks.

     Communications service providers have also begun to deploy packet networks in an effort to compete more effectively in a deregulated market. Global deregulation and rapid technological advances have resulted in the emergence of many new communications service providers, increased competition among traditional telecommunications carriers, lower prices, innovative new product and service offerings and accelerated customer turnover. To remain competitive, communications service providers must be able to develop and introduce new services to differentiate themselves in the market and attract and maintain customers. Packet networks are well-suited to accomplish these objectives because they enable the rapid deployment of new and differentiated solutions. In addition, packet-based technology allows new competitors to enter the market quickly without substantial investment in infrastructure.

Key Attributes of Real-time Voice and Video IP Communications Solutions

     To  migrate  their  voice and  video  communications  to  packet  networks,
enterprises  and  communications   service  providers  require  a  real-time  IP
communications solution that provides:

     o    reliable real-time voice, video and data communications functionality;

     o interoperability with the existing circuit-switched networks as well as with other IP equipment and systems;

     o    applications, features and functionality comparable to those available
          over  traditional   telephone   networks,   including  call  transfer,
          conferencing and caller identification;

     o scalability to permit cost-effective increases in capacity to meet demand;

     o standards compliance, so that products from different vendors can work together in one network; and

     o flexibility to adapt to rapidly changing network environments in response to the evolving needs of enterprises and to accommodate a mobile business environment.

Our Solution

     We provide standards-based IP-centric networking products for real-time voice, video and data communications over packet networks for enterprises and service providers. We also provide enabling technology in the form of software toolkits for key IP communications protocols that are needed to develop standards-based IP-centric products and services for real time voice and video communication. Our networking products and software toolkits offer the following benefits:

     Real-time Voice, Video and Data Communications Functionality. We are one of the few companies that offer IP communications products which support both voice-only, as well as combined voice, video and data communications. We believe that this dual functionality is attractive to enterprises and service providers that seek a flexible IP communications solution, which can provide enhanced multimedia functionality in addition to IP telephony capabilities. We believe our products enable developers of IP communications solutions to offer features and functions generally unavailable in competitive solutions.

     Market Leading Technology for Standards Based Real-time IP Communications. We were one of the original five members of the ITU-T committee responsible for defining the

H.323 standard, which has been adopted worldwide for real-time packet-based communications. We believe our technology is recognized as the market-leading implementation of the H.323 industry standard for real-time voice, video and data communications over packet networks. We have been actively involved in the development of protocols for real-time communications since the inception of the industry in 1994 and believe that we were the first-to-market with enabling products and technology for voice, video and data communications over IP networks. We continue to be actively involved in the specification of evolving IP communications protocols and offer a complete suite of IP communications software toolkits to developers of IP-centric products, applications and services. We believe that our technology has become the technology of choice among developers of standards-compliant IP communications systems. Because we were first to market and have achieved broad market penetration, our customers benefit from our ability to develop and provide them market-tested, proven products and technology. Using our products and technology, our customers can develop unique capabilities with increased functionality that will differentiate their IP communications solutions in the market. We believe that the accumulated knowledge that we have gained participating in the development of industry standards provides us with a competitive advantage and positions us to be among the first to market products and technology based on the latest technological advances.

     Interoperability. We provide our customers with products and technology that are interoperable across a broad range of IP communications systems. Our products and technology have been integrated into IP communications systems developed by hundreds of communications equipment providers. Because our products and technology are broadly deployed across various segments of the IP communications industry, we believe that the interoperability of our products and technology with products from different vendors is virtually assured. We believe that our long-standing involvement in the definition of standards and accumulated experience with product development across our broad customer base provides us with a competitive advantage in addressing interoperability needs. We continue to participate actively in defining industry standards by working closely with industry consortia on a broad spectrum of IP communications protocols to ensure continued interoperability of our products and technology across multiple protocols.

     Improved Time to Market. Our customers rely on our accumulated expertise with IP communications standards and core technology to significantly reduce their development cycle and improve time to market. Communications equipment providers seeking to market standards-compliant systems for real-time voice and video communications over packet networks require standards-compliant building blocks to develop their products. Implementing standards as deployable products and technology is a complex task that requires significant technical knowledge and expertise as well as substantial investments of time and resources. Our products and technology enable our customers to shorten their own development time by integrating our proven enabling products and technology into their solutions. Rather than dedicate in-house resources to implementing industry standards, these developers can use our products and technology and focus their core competencies on building enhanced systems, products and applications.

     Broad Range of Product Environments. Our products and technology provide our customers with flexibility to design individual products and applications or complete systems. Our customers can build a complete network solution for real-time IP communications using our full suite of products or integrate RADVISION products with their own products or other vendor products into their real-time IP communications solution. Similarly, our technology has been designed to enable the development of a broad range of products and applications, from those that can service single users, including hand held devices and residential IP phones, to multi-user products, like highly complex, powerful carrier class gateways. Taken together, our products and technology provide all of the key network components necessary to build a real-time IP communications solutions.

     Distributed Architecture. We designed our products based on a distributed architecture. With a distributed architecture, the core functions needed for real-time IP communications are dispersed throughout the network at the site of each gateway, IP conferencing bridge and gatekeeper, rather than aggregated at a single centralized location. This distributed approach offers several advantages compared to a traditional centralized architecture. The distributed architecture of our products enables better utilization of network bandwidth, because communications need not be routed through a centralized location but rather can be routed over the shortest path to minimize bandwidth usage. Similarly, our distributed architecture is a scalable solution, allowing a network manager to add network resources at distributed locations incrementally as the network grows. Our distributed architecture also provides redundancy and increased fault tolerance and reliability because, unlike a centralized architecture, failure at one location will not compromise the entire network.

Our Strategy

     Our goal is to be the leading provider of innovative products and technology that enable real-time voice and video communications over packet networks. The combination of offering IP-centric networking products and software toolkits uniquely positions us in the center of the IP communication revolution. Both of our product lines are essential for building IP networks that support real time voice and video communication. Key elements of our strategy include the following:

     o Maintain and Extend our Technology Leadership. We believe that we have established ourselves as a technology leader in providing core-enabling technology for a broad range of IP communications products and services. We have accumulated extensive knowledge and expertise as designers and developers of commercial products and technology for real-time packet-based communications. We place considerable emphasis on research and development to expand the capabilities of our existing products, to develop new products and to improve our existing technology and capabilities. We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and to introduce on a timely basis new commercially viable products addressing the needs of our customers. We intend to continue to devote a significant portion of our personnel and financial resources to research and development.

     o Strengthen and expand our relationships with OEM customers. We have established and continue to maintain collaborative working relationships with many OEMs in the IP communications market, including Alcatel, Bosch, Cisco,

           NTT, Nortel, Philips, Panasonic, Samsung, Shanghai Bell, Siemens and Sony. We work closely with our OEM customers to integrate our products and core technology into their solutions. Our core technology and our system design expertise enable us to assist these customers in the development of complete solutions that contain enhanced features and functionality compared to competitive alternatives. We have generally established long-term relationships with our OEM customers by starting with a few products and subsequently expanding these relationships by increasing the number and range of products sold to these customers. We intend to expand the depth and breadth of our existing OEM relationships while initiating similar new relationships with leading OEMs focused on the IP communications market.

     o Continue to offer new and enhanced products and features. We believe we have consistently been either first, or among the first, to market products that support real-time voice, video and data communications over packet networks. We were the first to market with IP gateways that provide combined voice, video and data functionality, and first to market with software development kits for the development of H.323-compliant IP communications products and applications. We intend to utilize our technological expertise as a basis for market leadership by continuing to be first-to-market with new and enhanced products and features that address the increasingly sophisticated needs of our customers and the evolving markets they serve. In addition, we believe that our participation in the drafting of industry standards gives us the ability to quickly identify emerging trends to develop new products and technologies that are at the forefront of technological evolution in the IP communications industry.

           In 2000, the Technology business unit expanded its product offering to include a complete suite of key IP communications protocol toolkits for voice and video over IP. RADVISION toolkits now include SIP, MGCP, MEGACO and H.323. The introduction of SIP, MGCP and MEGACO moves us closer to achieving our goal of becoming the premier, one-stop-shop for all voice and video technologies and reinforces RADVISION's leadership position as the V2oIP technology experts. For our networking products, the Networking Business Unit introduced the viaIP multi-function platform for deploying IP-centric voice, video and data conferencing services over large-scale networks. The viaIP product family complements our OnLAN product family, which was designed for small to medium size networks. We now have a broad range of product offerings that address the IP communication requirements of small, medium and large scale networks in the enterprise, government and service provider markets.

           We will continue to introduce new or enhanced products in 2001. We plan to introduce upgrades to our software toolkits that include added functionality defined by new versions of the standards that are ratified by the various international standards bodies responsible for the different IP communications protocols. In 2000, we demonstrated prototype software for H.323-SIP and H.323-MGCP interworking. For our networking products we plan to upgrade our OnLAN family of standalone gateways and conferencing to a new architecture based on the design of our recently introduced multi-function chassis-based viaIP product family. We will be introducing new plug-in boards for viaIP platform such as our V2oIP gateway card. We are also developing an enhanced "media processing" capabilities for higher quality voice and video that will be integrated into our IP-centric conferencing solutions.


     o Expand the distribution channels for our products. We intend to continue to focus our sales and marketing efforts on expanding our distribution channels, including broadening the number of channel partners that distribute our products. Channel partners provide us feedback from their customers, the end-users of our products, which gives us valuable insight into evolving industry trends and customer requirements. OEMs, resellers and systems integrators are all important channel partners for our products. They provide us with increased market presence through their distributor relationships and existing customer base. In addition, endorsements by key channel partners strengthen our brand name awareness.

     o Continue our active involvement in shaping industry standards for IP communications. We actively participate in and contribute to the formulation of standards for IP communications. We intend to continue our active involvement in the organizations that define the standards for real-time communications over next generation packet networks. Our knowledge and expertise gained in participating in the development of these industry standards enable us to be among the first to market our Products and Technology products based on new standards adopted. We are continually improving, enhancing and expanding our core competency in real time IP communications protocols including H.323, SIP, MGCP and MEGACO. Because of our involvement in defining these IP communications standards, we believe we are well-positioned to quickly develop enhanced functionality and new products based on multiple protocols.

Our Products and Technology

     RADVISION networking and technology products provide the core building blocks needed for standards-based real-time voice, video and data communications over packet networks. Our customers can deploy our products as a complete network solution for IP communications, integrate our products into their own IP communications systems or use our technology to build their own standards-compliant IP communications products, systems and applications for enterprises and service providers.

     Our networking products developed by our Networking Business Unit consist of:

     o    RADVISION    gateways,    which    interface    between    traditional
          circuit-switched networks and IP networks;

     o RADVISION gatekeepers, which control, manage and monitor real-time voice, video and data traffic over packet networks;

     o RADVISION IP conferencing bridges, which enable voice or multimedia conferencing over packet networks among three or more participants; and

     Our software toolkits developed by our Technology Business Unit consist of:

     o RADVISION's complete suite of key IP communications protocols (H.323, SIP, MGCP and MEGACO) for building interoperable, standards-compliant products, systems and applications for real-time voice and video communication over packet networks.

NBU Networking Products

RADVISION Gateways and Conferencing Bridges

     To achieve the successful deployment of IP communications systems by enterprises and service providers, users who are connected to packet networks must be able to communicate with users who are connected to circuit-switched telephone networks. RADVISION gateways provide an interface between traditional circuit-switched telephone networks and the new packet-based networks. A gateway converts voice, video and data signals received from a circuit-switched network into packets, that it then transmits in real-time over a packet-based network. When the direction of the communication is reversed, the gateway converts the packets back into circuit-switched signals.

     Our IP-centric networking solutions include V2oIP multimedia gateways, which support real-time voice, video and data communications. Our standalone OnLAN gateways were designed for small to medium sized networks. Our plug-in viaIP gateway boards for our new viaIP chassis-based platform were designed for large scale networks.

     Conferencing Bridges (sometimes called MCUs) are networking products that connect multiple callers into a single conference that allows them to talk to each other. Our conferencing bridges support voice, video and data, allowing the callers to see each other, and also share data.

RADVISION V2oIP Multimedia Gateways

     Our OnLAN RADVISION multimedia gateways can support up to 16 voice calls or 8 multimedia calls simultaneously in a 1U, 19" system. Our viaIP gateway boards, which we began selling during the first quarter of 2001, can support up to 60 voice calls or 30 multimedia calls simultaneously. A single 2U, 19" viaIP chassis can be configured for high capacity with 4 gateway boards, which can support 240 voice calls or 120 multimedia calls simultaneously. We sell these gateways principally to systems integrators and OEMs who offer IP communications solutions to enterprises for next generation networks. These gateways provide the following benefits:

     o    Real-time  voice,  video  and  data  communications.   Our  multimedia
          gateways support real-time voice and video calls, data collaboration as well as voice-only calls.

     o Interoperability. Our multimedia gateways are H.323 compliant and are designed to be fully interoperable with other IP network components.

     o Embedded gatekeeper. Our standalone OnLAN multimedia gateways contain an embedded gatekeeper that provides the gateway with similar functionality to that of a corporate telephone system, known as a private branch exchange, or PBX, including call and network management capabilities such as controlling how calls are routed, who may use the networks and how bandwidth is allocated. This embedded gatekeeper is offered free to the customer who may choose to use it or disable it. Customers who disable the embedded gatekeeper can purchase a standalone Microsoft Windows NT-based gatekeeper application that provides advanced gatekeeper functionality from us or they may choose to use a gatekeeper from another vendor.

     o    Advanced  call  functionality.  Our  multimedia  gateways  can support
          advanced   PBX-like   functions   including  call  transfer  and  call
          forwarding.

RADVISION Video Interface Units

     Enterprises have invested significant resources in outdated, or legacy, videoconferencing equipment that are designed to function only over circuit-switched networks. Our RADVISION OnLAN video interface unit was designed to extend the life of this equipment by allowing legacy videoconferencing systems to be connected directly to a packet network rather than the circuit-switched network. Our RADVISION OnLAN video interface units are affordable, single user gateways designed specifically to interconnect legacy video equipment with packet networks. Because most new videoconferencing systems are designed to connect directly to packet networks, we expect that the market for these units will decrease significantly over time. We have stopped development of our VIU and do not expect to record meaningful revenues in the coming years.

RADVISION Gatekeepers

     Gatekeepers perform the essential network function of controlling and managing real-time voice, video and data communications on a packet-based network. Gatekeepers define and control how traffic is routed over a packet-based network by identifying the IP destination address and routing the traffic to that destination. Gatekeepers also enable the provisioning of advanced PBX-like functions, including call forwarding, multi-point conferencing and call transfer. Network managers use gatekeepers to configure, monitor and manage the voice and video call activity on a packet network to ensure optimal implementation of the network. Gatekeepers log and track call activity and maintain details of network activity which permit the network manager to monitor IP communications activity on the network, including number of calls, number of users and bandwidth usage.

     We provide a free embedded gatekeeper in our OnLAN gateways that provide basic gatekeeper functionality. For our viaIP multi-function chassis-based system, we sell an Enhanced Communication Server ("ECS") application that provides advanced gatekeeper functionality. The ECS application is a Microsoft Windows NT-based application that was designed to run as an embedded viaIP application on a Windows NT-based
"application server" card. We also sell versions of our Windows NT-based gatekeeper application as a standalone application that can be installed on any computer that supports the Microsoft Windows NT operating system. We sell this off-the-shelf application to systems integrators as a complementary product to both our OnLAN and viaIP product families. These customers combine RADVISION gatekeeper application software with other IP network components to build complete IP communications solutions.

     We also sell gatekeeper technology in the form of software development kits that enable our OEM customers to build and customize their own gatekeeper applications. Our gatekeeper software development kit offers the software developer full control over a wide range of gatekeeper functions and the flexibility to customize and further differentiate the gatekeeper to respond to the needs of their particular market. By using RADVISION software development kits, our customers can build upon our proven technology and bring their gatekeeper products to market quickly.

RADVISION IP Conferencing Bridges

     While communications between two parties involves point-to-point connections, conferencing between multiple parties involves multipoint communications among three or more participants. In traditional circuit-switched networks, conferencing bridges connect callers to each other through a central bridge that conducts the conference call. As enterprises migrate to packet networks, IP conferencing bridges are needed to conduct conference calls over these next generation networks. We were one of the first and remain one of a few companies to offer IP conferencing bridges for multipoint communications.

     Traditionally, voice or video conferencing required the conference to be arranged in advance by a network administrator and remain attended by an operator for the duration of the conference. Our RADVISION IP conferencing bridges allow voice or video conferencing among multiple participants over IP networks without any advance arrangements or the assistance of an operator. Participants simply dial a number and the conferencing bridge automatically arranges the conference call. Additional participants can join the conference while it is in progress or by being added to the conference by any party already participating in the conference. Traditional conferencing bridges were primarily built as large complex carrier class bridges that were not appropriate for installation within an enterprise, requiring enterprises to contract with external service providers to conduct conference calls. Our RADVISION standalone OnLAN IP conferencing bridges can support up to 15 simultaneous voice and video calls or 24 voice-only calls. Our multi-service viaIP platform supports 3 different capacity MCU boards ranging from 45 voice calls or 30 multimedia calls, to 150 voice calls or 100 multimedia calls. A single 2U, 19" viaIP chassis can be configured for high capacity with 4 MCU boards, which can support 600 voice calls or 400 multimedia calls simultaneously. Like our gateways, our conferencing bridges include an embedded gatekeeper. Our distributed conferencing architecture provides a highly scalable solution that enables multiple conferencing bridges to be linked together to provide a solution for very large conferences, allowing for multiple conference panels with many remote viewers.

RADVISION Carrier Class Gatekeepers.

     Gatekeepers are generally designed to manage hundreds of simultaneous voice calls. Large packet networks operated by telecommunications carriers and service providers require gatekeepers that can support a practically unlimited number of calls. Our family of standalone ECS applications provide advanced gatekeeper functionality and support large numbers of simultaneous calls and registered users. We have enhanced our gatekeeper toolkit to provide core functionality necessary for large IP communications networks operated by telecommunications carriers and services providers. Our carrier class gatekeeper software development kit release will support high performance, high reliability, carrier class platforms, including network platforms developed by Cisco, Compaq and Hewlett-Packard.

TBU Technology Products

     As a driving force behind evolving technologies for real-time IP communications, RADVISION is in a unique position to deliver one of the most complete set of V2oIP enabling technology. We sell the core enabling technology for real-time IP communications in the form of software development kits. Communications equipment providers and developers seeking to market industry standard compliant IP telephony and multimedia products, systems and applications need core IP communication protocol software to develop their IP-centric solutions. Rather than dedicate in-house resources to developing this core technology, these providers seek to build upon our proven enabling technologies. RADVISION toolkits enables our customers to focus on their core competencies and dramatically reduces the time to market of industry standard compliant IP communications products, systems and applications.

RADVISION SIP Software Development Kit

     The Session Initiation Protocol (SIP) is a new signaling protocol for initiating, managing and terminating voice and video sessions across packet networks. RADVISION's complete SIP solution includes the Express SIP toolkit and the Universal SIP toolkit. Express SIP was designed, from conception, for building high performance, compact SIP user agents. This optimized design offers superior functionality to other "reduced function" implementations that are derived by simply eliminating features from other fuller implementations. This "nuclear SIP toolkit" is ideal for developing products that require full user/agent functionality, but are limited in resources, particularly memory, such as wireless IP phones and PDAs, web clients and video terminals. The Universal SIP Toolkit is designed to provide high scalability and extensibility for both small and large-scale projects. It is ideal for implementing all types of feature rich SIP entities such as application servers, softswitches, IP-PBXs, gateways and conferencing bridges.

RADVISION H.323 Software Development Kit

     H.323 is currently the most widely deployed standard for real-time IP communications. All components of an H.323-compliant network, including terminals, gateways, gatekeepers and conferencing bridges, use the H.323 protocol to communicate. Our RADVISION H.323 software development kits provide developers with the core software building blocks needed to develop H.323-compliant products, systems and applications. Our RADVISION H.323 software development kit is an integrated set of software programs which execute the
H.323 protocol and
perform the functions necessary to establish and maintain real-time voice, video and data communications over packet-based networks. Our RADVISION H.323 software development kits can be used to develop a broad spectrum of products, including gateways, gatekeepers, conferencing bridges, IP telephones and other H.323-compliant products.

RADVISION MGCP Software Development Kits.

     Media gateway control protocol, commonly referred to as MGCP, provides functions that complement H.323 and has been developed for large packet networks operated by telecommunications carriers and service providers that require gateways that can support a practically unlimited number of calls. MGCP is the protocol by which a centralized gateway controller communicates with and controls the numerous gateways throughout a packet network and manages the network traffic through those gateways. MGCP has been adopted by large telecommunications companies and Internet service providers as well as by cable television companies building IP communications solutions over their networks. Our RADVISION MGCP software development kit is used to build MGCP compliant media gateways controllers and media gateways

RADVISION MEGACO Software Development Kits.

     MEGACO/H.248 is the official industry standard media gateway control protocol for large scale IP-centric communication networks. Like MGCP, it is an internal protocol used between "intelligent" centralized gateway controllers and numerous "dumb" media gateways that handle voice and video media streams. The standard is the result of unique collaborative effort between the IETF and ITU standards organizations. Derived from MGCP, MEGACO/H.248 offers several key enhancements including support for multimedia and conferencing calls, improved handling of protocol messages and a formal process for creating extensions to support advanced functionality. RADVISION's MEGACO/H.248 Toolkit includes a unique Media Device Manager to greatly simplify application development and reduce development time by eliminated the need for developers to write code for interpreting MEGACO/H.248 messages.

Products and Technology Under Development

     We intend to capitalize upon our technological leadership in real-time IP communications to develop new products and technology that meet the evolving needs of the IP communications market. Our future product and technology offerings are expected to include platforms and tools needed for creating value-added IP-centric enhanced services.

Customers

     We sell our products to OEMs, systems integrators and value added resellers, or VARs. Our OEM customers purchase our products to integrate with products that they developed in-house to build complete IP communications solutions. Our systems integrator customers either purchase our full suite of products or integrate our individual products with products of other manufacturers to build complete IP communications solutions. Our VAR customers purchase our products to resell to end-users as separate units, or as part of a family of related product offerings, either under our RADVISION label or under their private label.

     We sell our technology in the form of software development kits to developers of IP communications products, systems and applications for developing their own IP communications solutions based on our core enabling technology.

     The following is a representative list of our customers who purchased more than $225,000 of our products or technology during the year 2000:

        NETWORKING PRODUCTS:
        -------------------

        Cisco Systems
        M2Networks
        Nortel Networks
        Philips
        PictureTel Corp.
        Polycom, Inc.
        Siemens
        VCON, Israel
        VOGT electronic Witten GmbH
        Vtel Corp
        Wire One
        Zydacron, Inc.

        TECHNOLOGY PRODUCTS:
        -------------------

        Accord
        Audio Codes
        CCL-ITRI
        Cisco Systems
        Cosmobridge Co., Ltd.
        Hewlett Packard - France
        Human Technology Ltd.
        IMAG Industries
        LG
        Mitel Corporation
        Nortel
        Nortel Networks
        NTT - ME Corp
        Polycom Inc.
        Siemens
        U & I Corporation
        Virdais, Inc.

Sales and Marketing

     Sales organization. We market and sell our products through multiple channels in North America, Europe, the Far East and Israel. Our networking products are sold to end-users principally through indirect channels by OEMs, system integrators and value added resellers.

We market and sell our technology products, primarily in the form of software development kits, directly to developers of IP communications products and applications. In Taiwan, Korea and Japan, we sell our software development kits indirectly through local sales representatives.

     We currently have sales offices in the United States in: New Jersey, California, Maryland and Texas. We also have sales offices in Tel Aviv, Israel, in Hong Kong, and in the United Kingdom. The geographic breakdown of our total sales for the year ended December 31, 2000 was: 63% in North America, 26% in Europe, the Middle East and Africa and 11% in Asia Pacific.

     We have dedicated sales teams to support our large strategic accounts as well as to identify potential strategic customers who would deploy our products on large scales and generate significant revenues for us.

     Marketing organization. Our marketing organization develops strategies and implements programs to support the sale of our products and technology and to support and enhance our market position as an industry leader. Our current marketing efforts include various sales and channel support programs designed to drive sales, and marketing communication programs designed to increase industry visibility, including press/analyst tours, trade shows and events, speaking engagements and ongoing interaction with analysts and the media as well as targeted marketing programs. Additional programs include technical seminars where customers and other industry participants are educated in real-time IP communications technology and the benefits of our products and technology. We also view our web site as an important marketing tool for lead generation, customer relations and to support our market position as the V2oIP experts through quality content including providing information related to issues relevant to the IP communications industry, as well as important product and market trends.

     To reinforce and further strengthen our market position as a technology leader in the field of real-time IP communications, we actively participate in key industry consortia and standards bodies. We are also active in defining and reviewing evolving IP communications standards that are being developed by international standards bodies including:

          o    the ITU-T, which has published the H.323 and MEGACO standards;

          o the Internet Engineering Task Force, or IETF, which has published the SIP and MEGACO standards;

          o CableLabs, an organization of cable operators, which is currently working on defining the MGCP standard; and

          o IMTC, a global organization to promote interoperable multimedia communications solutions based on international standards.

     We regularly participate in IMTC-sponsored InterOP events, a vendor-neutral forum where IMTC members test the interoperability of their products.

Customer Care and Support

     Our ability to provide our customers with responsive and qualified customer care and support services globally is essential to attract and retain customers, build brand loyalty and maintain our leadership position in the market. We believe our customer care and support organizational structure enables us to provide superior technical support and customer service on a cost- and time-efficient basis.

     We  provide  global   customer  care  and  support  for  our  products  and
technology. Our customer care and technical support teams are located in Tel Aviv, Israel, Mahwah, New Jersey, Sunnyvale, California, Hong Kong and China. We assist our customers with the initial installation, set-up and training. In addition, our technical support team trains and certifies our customers to provide local support in each of the geographical areas in which our products are sold. We also provide customers the option of obtaining, for a fee, 24 hours a day, 7 days a week help-desk support.

     In addition, customers who purchase our software development kits generally request that we provide them with ongoing engineering and technical support services to integrate our technology into their products, although these services are not essential for the use of our software development kits. Our standard software development kit contract provides for one year of support services, renewable annually at the customer's option. Customers who have contracted for support services receive all relevant software updates and enhancements as well as access to our customer care and technical support teams.

Intellectual Property

     We rely on copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our customers, third-party distributors, employees and others to protect our intellectual property.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products and technology or obtain and use information that we regard as proprietary. Policing unauthorized use of our products and technology is difficult. In addition, the laws of some foreign countries in which we currently or may in the future sell products do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around our intellectual property.

     We rely on technology that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. For example, we license T.120 data collaboration software from Data Connection Limited and voice compression technology from Siemens. If we are unable to continue to license any of this software on commercially reasonable terms, we will face delays in releases of our products or will be required to reduce the functionality of our products until equivalent technology can be identified, licensed or developed, and integrated into our current products.

Competition

     We compete in a new, rapidly evolving and highly competitive and fragmented market. We expect competition to intensify in the future. We believe that the main competitive factors in our market are time to market, product quality, features, cost, technological performance, scalability, compliance with industry standards and customer relationships.

     The principal competitors in the market for our products and software development kits currently include:

          Products                         Software development kits
--------------------------------      -----------------------------------------

                                      o   DataBeam,    a   subsidiary    of
o  Ezenia!, formerly known                Lotus/IBM
   as Video-Server                    o   DynamicSoft
o  CUseeMe Networks Inc.              o   Elemedia, a subsidiary of Lucent
   (formerly known                    o   Trillium     Digital     Systems,
   as White Pine Software                 acquired by Intel Corp.
   Inc., merged with                  o   Hughes Software Systems
   First Virtual Communications)      o   In-house  developers  employed by
o  Accord (acquired by Polycom)           manufacturers  of  telecommunications
                                          equipment and systems

     Additional competitors may enter any of our markets at any time.

     Both Vovida Networks (now part of Cisco  Systems),  Inc. and OpenH323 offer
H.323 source code for free. In addition, Vovida offers MGCP and SIP source code for free. If our customers choose to use the free source code offered by these organizations instead of purchasing our technology, our revenues from the sale of our software development kits will decline.

C.   ORGANIZATIONAL STRUCTURE

     Our wholly owned subsidiaries in the United States, the Netherlands, United Kingdom and Hong Kong, RADVISION Inc., Radvision B.V, RADVISION (UK) LTD. and RADVision (HK) Limited, respectively, act as marketing and customer service organizations in those countries and for neighboring countries.

D.   PROPERTY, PLANTS AND EQUIPMENT

     Our headquarters and principal administrative, finance, sales and marketing and promotion operations are located in approximately 60,079 square feet of leased office space in Tel Aviv, Israel at an approximate rental cost of $806,000 in 2000. The lease for our principal offices expires in June 2005. In the United States, we lease approximately 11,000 square feet in Mahwah, New Jersey expiring in May 2002 and approximately 1,232 square feet in Sunnyvale, California expiring in December 2002. In April 2001, we leased 24,077 square feet in Paramus, New Jersey under a lease expiring in March 2006. We expect to vacate one of our New Jersey premises in 2001. We also lease approximately 1,246 square feet in Hong Kong expiring in June 2002 and approximately 872 square feet in China expiring in April 2003.

     The aggregate annual rent for our sales and service offices in the United States, Hong Kong and China was approximately $209,000 in 2000.

ITEM 5. OPERATION AND FINANCIAL REVIEW AND PROSPECTS

A.   OPERATING RESULTS

     The following discussion of our operating results of operations should be read together with our consolidated financial statements and the related notes, which appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

     All of our revenues are generated in U.S. dollars or are linked to the dollar and a majority of our expenses are incurred in dollars. Consequently, we use the dollar as our functional currency. Transactions and balances in other currencies are converted into dollars according to the principles in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from conversion are recorded as interest income or expense, as applicable.

Overview

     We are a leading designer, developer and supplier of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other IP networks.

     We were incorporated in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994. Before that time, our operations consisted primarily of research and development and recruiting personnel. In 1995, we established a wholly owned subsidiary in the United States, RADVISION Inc., which conducts our sales and marketing activities in North America.

Revenues

     We generate revenues from sales of our networking products that are primarily sold in the form of stand-alone products, and our technology products that are primarily sold in the form of software development kits, as well as related maintenance and support services. We generally recognize revenues from the sale of our products upon shipment and when collection is probable. Revenues generated from maintenance and support services are deferred and recognized ratably over the period of the term of service. We price our networking products on a per unit basis, and grant discounts based upon unit volumes. We price our software development kits on the basis of a fixed-fee plus royalties from products developed using the software development kits. We sell our products and technology through direct sales and various indirect distribution channels in North America, Europe, the Far East and Israel. For the year ended December 31, 2000, approximately 62.8% of our revenues were generated in the United States.

Significant Costs and Expenses

     Cost of revenues. Our cost of revenues consists of component and material costs, direct labor costs, subcontractor fees, overhead related to manufacturing and depreciation of manufacturing equipment. Our gross margin is affected by the selling prices for our products as well as the proportion of our revenues generated from the sale of our technology products as compared to our networking products. Our revenues from the sale of our technology products have higher gross margins than our revenues from the sale of our networking products and we offer greater discounts to our high volume OEM customers. As the relative proportion of our revenues from our networking products increases as a percentage of our total revenues and we generate a higher percentage of our revenues from sales to our high volume OEM customers, our gross margins will decline.

     Research and development expenses, net. Our research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing facilities and depreciation of equipment. All of our research and development costs are expensed as incurred. Historically our research and development expenses were presented net of payments received from the Chief Scientist. In 2000 we voluntarily repaid $3,666,000 in royalty payments to the Chief Scientist and discontinued our relationship with the Chief Scientist in order to reduce certain restrictions on our business and to avoid paying increased interest rates in the future on royalty payments. We do not currently intend to apply for grants from the Chief Scientist in the future. However, we expect to continue to make substantial investments in research and development.

     Marketing and selling expenses, net. Our marketing and selling expenses consist primarily of compensation and related costs for sales personnel, marketing personnel, sales commissions, marketing programs, public relations, promotional materials, travel expenses, trade show exhibit expenses and royalties paid to the government of Israel. Marketing and selling expenses until December 31, 1999 are presented net of marketing grants received from the government of Israel. We do not intend to apply for any grants from the Fund for the Encouragement of Marketing Activities in the future.

     General and administrative expenses. Our general and administrative expenses consist primarily of salaries and related expenses for executive, accounting and human resources personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

     Operating expenses also include amortization of stock-based compensation, which is allocated among research and development expenses, marketing and selling expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. Amortization of stock-based compensation results from the granting of options to employees with exercise prices per share determined to be below the fair market value per share of our ordinary shares on the dates of grant. The stock-based compensation is being amortized to operating expenses over the vesting period of the individual options.

     Financing income, net. Our financing income consists primarily of interest earned on bank deposits and other liquid investments, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars and interest expense incurred on outstanding debt.

     Taxes. Israeli companies are generally subject to income tax at the corporate tax rate of 36%. However, several of our investment programs at our manufacturing facility in Tel Aviv have been granted approved enterprise status and, therefore, we are eligible for the reduced tax benefits described later in this annual report in "Item 10 - Additional Information, Taxation." These benefits should result in income recognized by us being tax exempt or taxed at a lower rate for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. However, these benefits may not be applied to reduce the tax rate for any income derived by our U.S. subsidiary.

Results of Operations

     The following discussion of our results of operations for the years ended December 31, 1998, 1999 and 2000, including the percentage data in the following table, is based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report:

                                             1998       1999      2000
                                             ----       ----      ----
Revenues                                    100.0%     100.0%    100.0%
Cost of revenues.........................    15.9       16.3      24.9
Gross profit.............................    84.1       83.7      75.1
Operating expenses:
  Research and development...............    49.2       43.7      31.1
  Less participation by the Chief            12.8        6.3       0.8
    Scientist............................
  Research and development, net..........    36.4       37.4      30.3
  Marketing and selling, net.............    49.8       54.1      37.8
  General and administrative.............     7.5        8.1       7.5
  Repayment of future royalties..........     -          -         8.0
 Total operating expenses................    93.7       99.6      83.6
Operating loss...........................    (9.6)     (15.9)     (8.5)
Financing income, net....................     0.3        0.6       9.1
Net income (loss)........................    (9.3)%    (15.3)%     0.6%
                                            ======     ======    =====

Year Ended December 31, 2000 as Compared with Year Ended December 31, 1999

     Revenues. Revenues increased from $17.5 million for the year ended December 31, 1999 to $45.9 million for the year ended December 31, 2000, an increase of $28.4 million, or 162.3%. This increase was due to an $18.1 million, or 212.9%, increase in sales of our networking products, as well as a $10.3 million, or 114.4%, increase in sales of technology products.

     Revenues from networking products increased from $8.5 million for the year ended December 31, 1999 to $26.6 million for the year ended December 31, 2000. The increase in revenue from networking products is attributable to a global increase in demand for these units as customers moved from integrated services digital networks, or ISDN to IP-based networks, as well as from new OEM agreements that generated additional product sales.

     Revenues from technology products increased from $9.0 million for the year ended December 31, 1999 to $19.3 million for the year ended December 31, 2000. This increase in revenues from technology products was primarily attributable to increased market demand.

     Revenue from sales to customers in the United States increased from $9.1 million, or 51.6% of revenue, for the year ended December 31, 1999, to $27.9 million, or 60.9% of revenue, for the year ended December 31, 2000, an increase of $18.8 million, or 206.6%. This increase in sales to customers in the United States was primarily attributable to the more rapid adoption of our technology in the United States as compared to the rest of the world.

     Revenue from sales to customers in Europe increased from $4.0 million, or 23.1% of revenue, for the year ended December 31, 1999, to $7.3 million, or 16.0% of revenue, for the year ended December 31, 2000, an increase of $3.3 million, or 82.5%. This increase in sales to customers in Europe was primarily attributable to increased market demand for our products in this region.

     Revenue from sales to customers in the Far East increased from $2.7 million, or 15.4% of revenue, for the year ended December 31, 1999, to $5.3 million, or 11.5% of revenue, for the year ended December 31, 2000, an increase of $2.6 million, or 96.3%. This increase in sales to customers in the Far East was primarily attributable to increased sales efforts.

     Revenue from sales to customers in Israel increased from $1.3 million, or 7.2% of revenue, for the year ended December 31, 1999, to $4.5 million, or 9.7% of revenue, for the year ended December 31, 2000, an increase of $3.2 million, or 246.2%. This increase in sales to customers in Israel was primarily attributable to increased sales efforts in this region.

     Cost of Revenues. Cost of revenues increased from $2.9 million for the year ended December 31, 1999 to $11.4 million for the year ended December 31, 2000, an increase of $8.5 million, or 293.1%. Gross profit as a percentage of revenues decreased from 83.7% for the year ended December 31, 1999 to 75.1% for the year ended December 31, 2000, due to the increased proportion of networking products sales.

     Research and Development, Net. Research and development expenses, net increased from $6.6 million for the year ended December 31, 1999 to $13.9 million for the year ended December 31, 2000, an increase of $7.3 million, or 111.7%. This increase was primarily attributable to an increase in the number of research and development personnel whom we employed, as well as a decrease in grants received from the Chief Scientist. We have increased our research and development personnel to support our existing and expected new product lines and to accommodate the growth of our business. Research and development expenses, net as a percentage of revenues decreased from 37.4% for the year ended December 31, 1999 to 30.3% for the year ended December 31, 2000.

     Marketing and Selling, Net. Marketing and selling expenses, net increased from $9.5 million for the year ended December 31, 1999 to $17.4 million for the year ended December 31, 2000, an increase of $7.9 million, or 83.2%. This increase was primarily attributable to a $3.7 million, or 78.7%, increase in personnel-related expenses resulting from our increasing the number of our sales and marketing employees. We have increased our sales and marketing expenses in response to current and expected growth in the market for our products. Marketing and selling expenses, net as a percentage of revenues decreased from 54.1% for the year ended December 31, 1999 to 37.8% for the year ended December 31, 2000.

     General and Administrative. General and administrative expenses increased from $1.4 million for the year ended December 31, 1999 to $3.5 million for the year ended December 31, 2000, an increase of $2.1 million or 142.5%. This increase was primarily attributable to an increase of $1.3 million, or 175%, in personnel expenses. General and administrative expenses as a percentage of revenues was 8.1% for the year ended December 31, 1999 and 7.5% for the year ended December 31, 2000.

     Royalty Payments to the Chief Scientist. In 2000 we determined to repay all future royalty payments due to the Chief Scientist. This decision has been made as part of our strategy to discontinue the relationship with the Chief Scientist to reduce the growing restrictions imposed by the Chief Scientist on our business. By doing so, we will also save the increased interest rates that are imposed by the Chief Scientist on part of the royalties due.

     Operating Income. Our operating loss increased from $2.8 million for the year ended December 31, 1999 to $3.9 million for the year ended December 31, 2000 as a result of our $3.7 million repayment of future royalties to the Chief Scientist.

     Financial Income. Financial income increased from $105,000 for the year ended December 31, 1999 to $4.2 million for the year ended December 31, 2000 principally as a result of the increased interest income we derived from the investment of the proceeds of our March 2000 initial public offering and private placement.

     Net Income(Loss). Net income increased from a net loss of $2.7 million, or 15.4%, for the year ended December 31 1999 to net income of $249,000, or 0.6% as a percentage of revenues, for the year ended December 31, 2000.

Year Ended December 31, 1999 as Compared with Year Ended December 31, 1998

     Revenues. Revenues increased from $8.9 million for the year ended December 31, 1998 to $17.5 million for the year ended December 31, 1999, an increase of $8.6 million, or 97.3%. This increase was due to a $4.6 million, or 117.9%, increase in sales of our networking products, as well as a $4.0 million, or 80.0%, increase in sales of technology products.

     Revenues from networking products increased from $3.9 million for the year ended December 31, 1998 to $8.5 million for the year ended December 31, 1999. The increase in revenues from networking products was primarily attributable to a global growth in demand for these units as customers moved from integrated services digital networks, or ISDN, to IP-based networks.

     Revenues from technology products increased from $5.0 million for the year ended December 31, 1998 to $9.0 million for the year ended December 31, 1999. This increase in revenues from technology products was primarily attributable to increased market demand for this technology.

     Revenue from sales to customers in the United States increased from $4.6 million, or 51.7% of revenue, for the year ended December 31, 1998, to $9.1 million, or 51.6% of revenue, for the year ended December 31, 1999, an increase of $4.5 million, or 97.8%. This increase in sales to customers in the United States was primarily attributable to the more rapid adoption of our technology in the United States as compared to the rest of the world.

     Revenue from sales to customers in Europe increased from $2.3 million, or 25.8% of revenue, for the year ended December 31, 1998, to $4.0 million, or 23.1% of revenue, for the year ended December 31, 1999, an increase of $1.7 million, or 73.9%.

     Revenue from sales to customers in the Far East increased from $942,000, or 10.6% of revenue, for the year ended December 31, 1998, to $2.7 million, or 15.2% of revenue, for the year ended December 31, 1999, an increase of $1.8 million, or 191.1%. This increase in sales to customers in the Far East as a percentage of total sales was primarily attributable to increased sales efforts in this region.

     Cost of Revenues. Cost of revenues increased from $1.4 million for the year ended December 31, 1998 to $2.9 million for the year ended December 31, 1999, an increase of $1.5 million, or 107.1%. This increase was attributable to the increase in our revenues. Gross profit as a percentage of revenues decreased from 84.1% for the year ended December 31, 1998 to 83.7% for the year ended December 31, 1999.

     Research and Development, Net. Research and development expenses, net increased from $3.2 million for the year ended December 31, 1998 to $6.6 million for the year ended December 31, 1999, an increase of $3.4 million, or 106.3%. This increase was primarily attributable to an increase in the number of research and development personnel whom we employed. We have increased our research and development personnel to support our existing and expected new product lines and to accommodate the growth of our business. Research and development expenses net as a percentage of revenues increased from 36.4% for the year ended December 31, 1998 to 37.4% for the year ended December 31, 1999.

     Marketing and Selling, Net. Marketing and selling expenses, net increased from $4.4 million for the year ended December 31, 1998 to $9.5 million for the year ended December 31, 1999, an increase of $5.1 million, or 115.9%. This increase was primarily attributable to a $2.5 million, or 114.7%, increase in personnel-related expenses resulting from our increasing the number of our sales and marketing employees in 1999 and to an increase of $836,000, or 78.8%, in promotional expenses. We have increased our sales and marketing expenses in response to current and expected growth in the market for our products. Marketing and selling expenses net as a percentage of revenues increased from 49.8% for the year ended December 31, 1998 to 54.1% for the year ended December 31, 1999.

     General and Administrative. General and administrative expenses increased from $670,000 for the year ended December 31, 1998 to $1.4 million for the year ended December 31, 1999, an increase of $730,000, or 109.0%. This increase was primarily attributable to an increase of $340,000, or 89.5%, in personnel expenses and occupancy costs and to an increase of $96,000, or 114.3%, in recruitment costs. General and administrative expenses as a percentage of revenues increased from 7.5% for the year ended December 31, 1998 to 8.1% for the year ended December 31, 1999.

     Net Loss. Net loss increased from $829,000 for the year ended December 31, 1998 to $2.7 million for the year ended December 31, 1999, an increase of $1.9 million, or 229.2%. Net loss increased as a percentage of revenues from 9.3% for the year ended December 31, 1998 to 15.4% for the year ended December 31, 1999.

     Financial Income. Financial income increased from $22,000 for the year ended December 31, 1998 to $105,000 for the year ended December 31, 1999 principally as a result of the increased interest income we derived from the investment of the cash surplus from our June 1998 private placement.

Consolidated Balance Sheet

     Trade Receivables. Trade receivables increased from $3.2 million at December 31, 1999 to $7.0 million at December 31, 2000, an increase of $3.8 million, or 118.5%. This increase was primarily attributable to an increase in sales of our products during the year ended December 31, 2000.

     Allowance for Doubtful Accounts. Allowance for doubtful accounts increased from $225,000 at December 31, 1999 to $577,000 at December 31, 2000, an increase of $352,000, or 156.4%. Allowance for doubtful accounts as a portion of trade receivables increased from 6.5% as of December 31, 1999 to 7.6% as of December 31, 2000. This increase was primarily attributable to an increase in the balance of receivables.

     Other Receivables and Prepaid Expenses. Other receivables and prepaid expenses decreased from $1.5 million at December 31, 1999 to $1.1 million at December 31, 2000, a decrease of $465,000 or 30.7%. This decrease was primarily attributable to a decrease in prepaid rental expenses.

     Inventories. Inventories increased from $2.4 million at December 31, 1999 to $4.9 million at December 31, 2000, an increase of $2.5 million, or 103.7%. This increase was primarily attributable to an increase in inventory in response to growth in our sales.

     Trade Payables. Trade payables increased from $2.6 million at December 31, 1999 to $3.7 million at December 31, 2000, an increase of $1.1 million, or 45.3%. This increase was primarily attributable to an increase in the volume of activities during the year.

     Other Payables and Accrued Expenses. Other payables and accrued expenses increased from $6.3 million at December 31, 1999 to $16.8 million at December 31, 2000, an increase of $10.5 million, or 164.9%. This increase was primarily attributable to an increase in accrued expenses and in accrued deferred income which will be recognized only after all criteria for revenue recognition according to SOP 97-2 are met.

Quarterly Results of Operations

     The following tables present consolidated statements of operations data for each of the eight fiscal quarters ended December 31, 2000, in dollars and as a percentage of revenues. In management's opinion, this unaudited information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that we might achieve for any subsequent periods.

                       Mar. 31,  June 30,  Sept. 30, Dec. 31,  Mar, 31,  June 30, Sept. 30,  Dec. 31,
                        1999      1999      1999      1999      2000      2000      2000      2000
                       ------   -------   -------   -------   ------   -------   --------  ----------

Revenues.............. $3,393   $3,979    $4,623    $5,555    $7,827   $10,201   $12,708   $15,176
Cost of revenues......   (454)    (592)     (642)   (1,165)   (1,944)   (2,579)   (3,102)   (3,822)
Gross profit..........  2,939    3,387     3,981     4,390     5,833     7,622     9,606    11,354
Operating expenses:
  Research and
   development........  1,408    1,917     2,124     2,217     2,529     3,332     3,749     4,653
  Less participation
   by the Chief
   Scientist..........  (208)     (318)     (245)     (325)     (236)     (365)      247         -
  Research and
   development, net... 1,200     1,599     1,879     1,892     2,293     2,967     3,996     4,653
  Marketing and
   selling, net....... 1,661     1,844     2,327     3,670     3,611     4,523     4,470     4,754
  General and
   administrative.....   240       291       299       596       615       670       779     1,393
  Repayment of future
   royalties..........     -         -         -         -         -         -         -     3,666
Operating income
  (loss)..............  (162)     (347)     (524)   (1,768)     (636)     (538)      361    (3,112)
Financing income
  (expenses), net.....    97        (1)       20       (11)      115     1,279     1,291     1,490
    Net income (loss).  $(65)    $(348)    $(504)  $(1,779)   $ (521)    $ 741   $ 1,652   $(1,622)


As a percentage of
revenues:
Revenues..............   100 %     100 %     100 %     100 %     100 %     100 %     100 %     100 %
Cost of revenues......   (13)      (15)      (14)      (21)      (25)      (25)      (24)      (25)
Gross profit..........    87        85        86        79        75        75        76        75
Operating expenses:
  Research and
   development.........   42        48        46        40        32        33        30        31
  Less participation
   by the
   Chief Scientist...     (6)       (8)       (5)       (6)       (3)       (4)        2         0
  Research and
   development, net..     36        40        41        34        29        29        32        31
  Marketing and
   selling, net........   49        47        50        66        46        44        35        31
  General and
   administrative......    7         7         6        11         8         7         6         9
  Repayment of future
   royalties.......        -         -         -         -         -         -         -        24
Operating income
  (loss) .............    (5)       (9)      (11)      (32)       (8)       (5)        3       (20)
Financing income
  (expenses), net.....     3         0         0        (0)        1        13        10        10
    Net income (loss).    (2)%      (9)%     (11)%     (32)%      (7)%       8 %      13 %     (10)%


     We expect our operating results to fluctuate significantly in the future as a result of various factors, many of which are outside our control. Consequently, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and, as a result, you should not rely on them as an indication of future performance.

Conditions in Israel

     We are incorporated under the laws of, and our principal offices and manufacturing and research and development facilities are located in, the State of Israel. Therefore, we are directly affected by political, economic and military conditions in Israel.

Political Conditions

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. Since 1993, a joint Israeli-Palestinian declaration of principles and several other agreements have been signed between Israel and the Palestinians. As of the date of this annual report, Israel has not entered into any peace agreement with Syria and Lebanon. We cannot assure you whether any peace agreement with Syria and Lebanon will be signed. Moreover, while Israel is in the process of conducting peace negotiations with the Palestinian Authority, since September 2000 there has been a significant deterioration in the relationship between Israel and the Palestinian Authority and as a result of riots in Gaza and the West Bank, the peace process between the parties has stagnated. Efforts to resolve the problem have failed to result in an agreeable solution. Continued hostilities between the Palestinian community and Israel and any failure to settle the conflict may have a material adverse effect on our business and us. Further deterioration of hostilities into a full scale conflict might require more widespread military reserve service by some of our employees that may have a material adverse effect on our business.

     Despite the progress towards peace between Israel and its Arab neighbors and the Palestinians, some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Although we are precluded from marketing our products to these countries, we believe that in the past the boycott has not had a material adverse effect on us. However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

     All male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform up to 39 days of military reserve duty annually. Additionally, these residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Economic Conditions

     Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has intervened in various sectors of the economy by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates. In 1998, the Israeli currency control regulations were liberalized significantly to allow Israeli residents to deal in foreign currency and non-residents of Israel to purchase and sell Israeli currency and assets. The Israeli government has periodically changed its policies in all these areas. There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares or the proceeds from the sale of our shares. However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

     The Israeli government's monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. We cannot assure you that the Israeli government will be successful in its attempts to keep prices and exchange rates stable. Price and exchange rate instability may have a material adverse effect on us.

Trade Relations

     Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the Global Agreement on Trade in Services. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs.

     Israel and the EEC, known now as the European Union, concluded a free trade agreement in July 1975 which confers various advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a free trade area. The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the EFTA, established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

Market Risk

     We currently do not invest in, or hold for trading or other purposes, any financial instruments subject to market risk. We invest our cash surplus in time deposits, cash deposits, U.S. federal agency securities and corporate bonds with an average credit rating of A2. We currently pay interest on our equipment term loan facility based on the London interbank offered rate. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under this facility. However, because our outstanding debt under this facility has never exceeded $218,000, we do not expect our exposure to market risk from changes in interest rates to be material.

Effective Corporate Tax Rate

     Israeli companies are generally subject to income tax at the corporate tax rate of 36%. However, several investment programs at our manufacturing facility in Tel Aviv have been granted approved enterprise status and we are, therefore, eligible for tax benefits under the Law for the Encouragement of Capital Investments, 1959. We have derived, and expect to continue to derive, a substantial portion of our income from the approved enterprise programs at our manufacturing facility.

     Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be eligible for the following tax benefits commencing in the first year in which it generates taxable income:

    Year after we
  begin generating
   taxable income     Tax benefit
------------------    --------------------------------------------------

1-2...............    Tax-exempt
3-7...............    Corporate tax of up to 25%
8-10..............    Corporate  tax of up to 25% if  more  than  25% of
                      our shares are held by non-Israeli investors

     The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income. These benefits should result in income recognized by us being tax exempt or taxed at a lower rate for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. However, these benefits may not be applied to reduce the tax rate for any income derived by our U.S. subsidiary.

     As of December 31, 2000, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $15.0 million. Under Israeli law, these net operating losses may be carried forward indefinitely and offset against future taxable income. We expect that, during the period in which these tax losses are utilized, our income will be substantially tax exempt. Therefore, there will be no tax benefit available from these losses and no deferred income taxes have been included in our financial statements. Deferred taxes for other temporary differences are immaterial.

     As of December 31, 2000, the net operating loss carry-forwards of our U.S. subsidiary for U.S. tax purposes amounted to approximately $8.0 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2010 through 2014.

Impact of Inflation and Currency Fluctuations

     The dollar cost of our operations is influenced by the extent to which any inflation in Israel is offset, is offset on a lagging basis, or is not offset by the devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the

NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we receive payment in dollars or dollar-linked NIS for all of our sales while we incur a portion of our expenses, principally salaries and related personnel expenses, in NIS.

     The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

                                                         Israeli
                       Israeli          Israeli         inflation
    Year ended        inflation    devaluation rate   adjusted for
   December 31,         rate %             %          devaluation %
   ------------       ---------    ----------------   -------------

       1996              10.6             3.7               6.6
       1997               7.0             8.8              (1.7)
       1998               8.6            17.6              (7.7)
       1999               1.3            (0.1)              1.3
       2000               0.0            (2.7)              2.8

     We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

     A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

     Because exchange rates between the NIS and the dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

B.   LIQUIDITY AND CAPITAL RESOURCES

     From our inception until our initial public offering in March 2000, we financed our operations through cash generated by operations and a combination of private placements of our share capital and borrowings under lines of credit. Through December 31, 1999, we raised a total of approximately $12.2 million in aggregate net proceeds in four private placements. In March 2000, we sold 4,370,000 of our ordinary shares in an initial public offering and 590,822 ordinary shares in a private placement to Samsung Venture Investment Corporation, a member of the Samsung group, and Siemens Aktiengesellschraft. We received net proceeds of $89.2 million from the public offering and private placement. As of December 31, 2000, we had approximately $41.6 million in cash and cash equivalents and our working capital was approximately $73.7 million.

     Capital expenditures for the years ended December 31, 1998, 1999 and 2000 were approximately $1.1 million, $2.4 million and $4.2 million respectively. These expenditures were principally for research and development equipment, motor vehicles, office furniture and equipment and leasehold improvements. We currently do not have significant capital spending or purchase commitment, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations, infrastructure and personal.

     Net cash provided by operating activities was approximately $8.6 million for the year ended December 31, 2000. This amount was primarily attributable to an increase of $10.4 million in other payables and accrued expenses and an increase in depreciation of $1.8 million. These increases in cash provided by operating activities were offset in part by an increase in trade receivables of $3.8 million and an increase in inventory of $2.5 million.

     The increase in inventory for the year ended December 31, 2000 was primarily in anticipation of expected growth in product sales. The increase in accounts receivable for the year ended December 31, 2000 was primarily the result of increased sales. Net cash used in investing activities was approximately $59.5 million for the year ended December 31, 2000. For the year ended December 31, 2000, $39.5 million of cash used in investing activities were invested in short term deposits and $15.9 million were invested in long term investments. During the year ended December 31, 2000, $4.2 million of cash used in investing activities was for purchases of property and equipment.

     Net cash provided by financing activities was $90.0 million for the year ended December 31, 2000. For the year ended December 31, 2000, cash provided by financing activities was attributable principally to the proceeds from our initial public offering and a private placement of our ordinary shares.

     As of December 31, 2000, our principal commitments consisted of obligations outstanding under operating leases. Although we have no material commitments for capital expenditures, we anticipate an increase in capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel. We also may establish additional operations as we expand globally.

     As of December 31, 2000, we had $65,000 outstanding under an equipment term loan facility and a $2.5 million line of credit, all of which was unused.

     Our capital requirements are dependent on many factors, including market acceptance of our products and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. In the last three years, we have experienced substantial increases in our expenditures as a result of the growth in our operations and personnel. We intend to increase our expenditures in the future consistent with our anticipated growth. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

     Our February 28, 2001, we announced that our Board of Directors has authorized the repurchase of up to 10% of our outstanding Ordinary Shares in the open market from time to time at prevailing market prices. No time limit has been placed on the duration of the share repurchase program. We may use the repurchased shares for issuance upon exercise of employee stock options or other corporate purposes.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     Research and development costs, net are charged to operations as incurred. Software development costs are considered for capitalization when technological feasibility is established according to SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Costs incurred after achievement of technological feasibility in the process of software production have not been material. Therefore, the Company has not capitalized any of its research and development expenses and does not anticipate that its development process will differ materially in the future.

     We place considerable emphasis on research and development to expand the capabilities of our existing products and technology, to develop new products and to improve our existing technologies and capabilities. We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers. Our net investment in research and development for the three years ended December 31, 1998, 1999 and 2000 was $4.4 million, $7.7 million and $14.3 million, respectively. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.

     As of December 31, 2000, our research and development staff consisted of approximately 153 employees. Our research and development activities are conducted at our facilities in Tel Aviv, Israel and in our office in Mahwah, New Jersey. To introduce new, high quality products, we deploy procedures for the design, development and quality assurance of our new product developments. Our team is divided according to our existing product lines. Each product line team is headed by a team leader and includes software or hardware engineers and quality control technicians.

Manufacturing and Assembly

     Our manufacturing operations consist of materials planning and procurement, out-sourcing of sub-assemblies, final assembly, product assurance testing, quality control and packaging and shipping. We assemble and test our products at our facilities in Tel Aviv, Israel. We test our products both during and after the assembly process using internally developed product assurance testing procedures. We have a flexible assembly process that enables us to configure our products at the final assembly stage for customers who require that our products be modified to bear their private label. This flexibility is designed to reduce our assembly cycle time and reduce our need to maintain a large inventory of finished goods. We use an enterprise resource planning, or ERP, system that we purchased from BAAN Systems that we modified to our specific needs. This system allows us to use just in time procurement and manufacturing procedures. We believe that the efficiency of our assembly process to date is largely due to our product architecture and our commitment to assembly process design. We manufacture our software development kits on CD-ROMs and package and ship them accompanied by relevant documentation.

     As part of our commitment to quality, we have been certified as an ISO 9002 supplier. The ISO 9002 standard defines the procedures required for the manufacture of products with predictable and stable performance and quality. We are continuously trying to improve our quality based on the guidelines dictated by the ISO 9002 standard.

Government Grants

     We principally conduct our research and development operations in Israel. Our research and development efforts have been financed through internal resources and in the past from grants from the Chief Scientist. The Chief Scientist provided grants for research and development efforts of approximately $1.1 million both in 1998 and 1999, and $353,000 in 2000, representing 26.0%, 14.3% and 2.5%, respectively, of our total research and development expenses in these periods. We do not intend to apply for grants from the Chief Scientist in the future.

     For the last three years, we have paid or accrued royalties to the Israeli government as follows:

      Year ended           Royalties paid
     December 31,            or accrued
     ------------            ----------
         1998                $  178,000
         1999                   495,000
         2000                 4,198,000

     In 2000 we determined to repay all future royalty payments to the Chief Scientist. This decision was made as part of the strategy to discontinue our relationship with the Chief Scientist in order to reduce the growing restrictions imposed by the Chief Scientist on our business. By doing so, we also save the increased interest rates that are imposed by the Chief Scientist on part of the royalties due. The $3.7 million repayment of future royalties will benefit our operating results in future periods.

     The Israeli government, through the Fund for the Encouragement of Marketing Activities, awards grants to Israeli companies for overseas marketing expenses, including expenses for maintaining branches, advertising, catalogs, exhibitions and surveys, up to a maximum rate of 33% of these expenses, not to exceed $1.2 million annually. In 1998, we received grants from the marketing fund totaling approximately $178,000, and are required to pay royalties in connection with these grants at a rate of 3.0% of the increase in our sales generated outside of Israel from the date of the grant up to the total dollar-linked amount of the grants. Marketing grants are currently awarded only to companies whose annual exports in the year preceding the application did not exceed $15.0 million. As of December 31, 2000, our contingent liability to the Israeli government for grants received from the marketing fund was $200,000. If we fail to satisfy the terms and conditions of the grants, we may be required to refund the grants already received and would likely be denied these grants in the future. We do not intend to apply for any grants from the Fund for the Encouragement of Marketing Activities in the future.

D.   TREND INFORMATION

     As a result of a less predictable business environment and ongoing softness in enterprise spending in the United States, we are unable to provide any guidance as to current sales and profitability trends. Nevertheless, we expect revenues for fiscal 2001 to be no less than what we reported in fiscal 2000. In order to compensate for the lower revenue expectations for fiscal 2001 we have reduced overall spending and have implemented a 10% reduction in our workforce.

Recently Issued Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 established accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. We believe that the adoption of SFAS No. 133 will not have a material effect on our financial statements.

     In March 2000, the FASB issued interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB Opinion No. 25." The interpretation clarifies the application of APB No. 25 in certain situations, as defined. The interpretation is effective July 1, 2000, but covers certain events occurring during the period after December 15, 1998 but before the effective date. To the extent that events covered by this interpretation occur during the period after December 15, 1998, but before the effective date the effects of applying this interpretation would be recognized on a prospective basis from the effective date. Accordingly, upon initial application of the final interpretation, (a) no adjustments would be made to the financial statements for periods before the effective date, (b) no expense would be recognized for any additional compensation cost measured that is attributable to periods before the effective date, and (c) no expense would be recognized for any additional compensation cost measured that is attributable to periods before the effective date. We believes that the adoption of this interpretation would not have any effect on the accompanying financial statements.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. We adopted SAB 101 as required in the second quarter of 2000. The adoption of SAB 101 did not have a material impact on our consolidated results of operations and financial position.

Cautionary Statement Regarding Forward-Looking Statements

     This Annual Report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs, "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind shareholders that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in a Risk Factors section which appears in Item 3 - Key Information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     Our directors and executive officers are as follows:

Name                       Age   Position
------------------------   ---   -----------------------------------------------
Zohar Zisapel (1).......    52   Chairman of the Board of Directors
Yehuda Zisapel (1)......    59   Director
Gadi Tamari (1).........    56   Chief Executive Officer, President and Director
Ami Amir (1)............    57   Director
Eli Doron...............    49   Chief Technical Officer and Executive Vice
                                 President
David Seligman..........    43   Chief Financial Officer
Adi Gan (1).............    33   Director
Dan Goldstein (2).......    47   Director
Hillel E. Milo (1)......    51   Director
Efraim Wachtel (1)......    56   Director
Andreas Mattes (1)......    40   Director
Liora Katzenstein (2)...    45   Director

----------------
                                      -47-

(1) Zohar Zisapel, Yehuda Zisapel, Gadi Tamari, Ami Amir, Adi Gan, Hillel E. Milo, Efraim Wachtel, and Andreas Mattes will serve as directors until our 2001 annual general meeting of shareholders.

(2) Liora Katzenstein and Dan Goldstein will serve as outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term (i.e., January 2003 for Mr. Goldstein and December 2003 for Prof. Katzenstein). Thereafter, their term of service may be renewed for one additional three-year term.

     Adi Gan, Dan Goldstein, Liora Katzenstein and Hillel Milo are independent directors.

     Zohar Zisapel has served as a director of RADVISION since November 1992, and as our Chairman of the Board of Directors until August 1999. He again assumed the position of Chairman of the Board in April 2001. Mr. Zisapel is a founder and a director of RAD Data Communications Ltd., or RAD, a leading worldwide data communications company headquartered in Israel, of which he has served as president from January 1982 until 1999, and a director of other public companies in the RAD-BYNET group, including RADCOM, SILICOM, RIT, Ceragon and RADWARE. During the last five years, Mr. Zisapel has been engaged mainly in management of high technology companies. Mr. Zisapel has B.Sc. from the Technion, Israel Institute of Technology and M.Sc. degrees from Tel Aviv University

     Yehuda Zisapel has served as a director of RADVISION since November 1992 and as our chairman of the board of directors until April 2001. Mr. Zisapel is also a founder and a director of RAD, of which he has served as a director since 1979, and its affiliate, BYNET Data Communications Ltd. Mr. Zisapel also serves as the chairman of the board of RIT Technologies Ltd. and RADWARE Ltd. and as a director of other companies in the RAD-BYNET group, including SILICOM Ltd. and RADCOM Ltd. Mr. Zisapel has a B.Sc. and an M.Sc. degree in electrical engineering from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University. Yehuda Zisapel and Zohar Zisapel are brothers.

     Gadi Tamari has served as our chief executive officer since April 2001. From November 1999 to April 2001, Mr. Tamari was the vice president, international operations of the OpenNet Softswitch organization, of Lucent Technologies. During the years 1996-1999 he was chief operating officer of Excel Switching Corporation responsible for international sales, operations, marketing and customer support. Mr. Tamari has a B.Sc. degree in mechanical engineering and an M.Sc. degree in industrial engineering from the Technion, Israel Institute of Technology and attended Harvard University's Advanced Management Program.

     Ami Amir, our co-founder, served as our president and chief executive officer from November 1992 until April 2001 and has served as a director since November 1992. From March 1987 to November 1992, Mr. Amir was the president of RAD Data Communications Inc. Before March 1987, Mr. Amir held senior engineering positions for Simtech Advanced Training and Simulation Systems, Tadiran Electronic Industries and Elbit Systems Ltd. Mr. Amir has a B.Sc. degree in electronics and computer science from the Technion Israel Institute of Technology.

     Eli Doron, our co-founder, has served as our executive vice president and chief technical officer since July 1998. From October 1992 to July 1998, Mr. Doron was our vice president of research and development. From October 1983 to October 1992, Mr. Doron held senior engineering positions at Simtech Advanced Training and Simulation Systems. Mr. Doron has a B.Sc. degree in electronics and computer science from Ben Gurion University.

     David Seligman has served as our chief financial officer since November 1999. From July 1996 until November 1999, Mr. Seligman was the chief financial officer and secretary of LanOptics Ltd. From October 1993 until June 1996, Mr. Seligman was a senior financial analyst for Fidelity Investments Systems
Company. Mr. Seligman has a B.A. in political science and geography and an M.B.A. in accounting and finance from Tel Aviv University.

     Adi Gan has served as a director of RADVISION since August 1998. Since January 1998, Mr. Gan has been an investment manager with Evergreen's Venture Capital Group. From August 1995 until January 1998, Mr. Gan was employed by
TesCom Ltd., initially as a project manager and then as a manager of the real-time system division of TesCom Ltd. Mr. Gan has a B.Sc. in physics from the Technion, Israel Institute of Technology, and an M.Sc. in chemistry from Tel Aviv University.

     Dan Goldstein has served as an outside director of RADVISION since January 2000. In 1985, Mr. Goldstein founded Formula Systems (1985) Ltd. and has been its chief executive officer and chairman of the board of directors since that time. Mr. Goldstein is also the chairman of the board of directors of other companies in the Formula Systems group, including Magic Software Enterprises Ltd., Sintec Advanced Technologies Ltd., F.C.T. Formula Computer Technologies Ltd. and Applicom Software Industries (1990) Ltd., and is a director of Crystal Systems Solutions Ltd. Mr. Goldstein has a B.Sc. degree in mathematics and computer science and an M.B.A. in business administration from Tel Aviv University.

     Hillel E. Milo has served as a director of RADVISION since May 1995. Until July 1999, Mr. Milo was president and chief executive officer of Israel Infinity Venture Capital Fund. Since January 1995, Mr. Milo has been chief executive officer and managing director of Clal Venture Capital Fund L.P. In 1993, Mr. Milo co-founded Walden Israel Venture Capital fund and has been the general partner of that fund since that time. Mr. Milo has a B.Sc. in mechanical engineering and an M.A. in management science from the University of Alabama.

     Efraim Wachtel has served as a director of RADVISION since March 1998. Mr. Wachtel has been president and chief executive officer of RAD since November 1997. From October 1985 to November 1997, Mr. Wachtel was vice president of sales and marketing of RAD. Before October 1985, Mr. Wachtel held various research and development positions in several companies in Israel and in the U.S. Mr. Wachtel has a B.Sc. degree in electrical engineering from the Technion, Israel Institute of Technology.

     Andreas Mattes has served as a director of RADVISION since March, 2000. Since April 1999, Mr. Mattes has been the president of enterprise networks of Siemens ICN. From October 1998 until April 1999, Mr. Mattes was the president of central sales of Siemens ICN. From June 1997 until October 1998, Mr. Mattes was the president of international sales of Siemens PN. From January 1996 until June 1997, Mr. Mattes was the vice president of product management of Siemens PN. From October 1985 until January 1996, Mr. Mattes held various sales, marketing and business administration positions at Siemens.

     Liora Katzenstein has served as an outside director of RADVISION since December 2000. Prof. Liora Katzenstein specializes in Business Administration and Entrepreneurship. During the last five years she founded, and serves as the President and CEO of, ISEMI - Israel School of Entrepreneurial Management and Innovation. Prof. Katzenstein has also served as a Senior Lecturer in various academic institutions in Israel and abroad including the Harvard Business School, Nanyang University and the Technion, Israel Institute of Technology. Prof. Katzenstein currently serves as a director of Clal Industries & Investments Ltd., Discount Issuers Ltd., Amanat Ltd., Palafric Investments Ltd. and Tachlit - Discount Bank, and holds various other academic and business related positions, including as a member of the Israeli Governmental Committee on Start-Up Companies. Over the last fifteen years Prof. Katzenstein served as a faculty member and on the management of universities and management institutes both in Israel and abroad and published numerous business articles in the Israeli professional press.

     Other key managers are as follows:

Name                           Age  Position
-----------------------------  ---  -------------------------------------------
Boaz Raviv...................  40   General Manager of the Technology Group
Avinoam Barak................  38   General Manager of the Networking Group
Gene Wolf....................  52   Senior Vice President of Worldwide Sales
                                    and Support
Michelle Blank...............  46   Senior Vice President, Global Marketing
Ofer Shapiro.................  31   Senior Vice President, Business Development

     Boaz Raviv has served as general manager of the technology group since December 2000. From December 1999 to December 2000, Mr. Raviv was the vice president of business development and marketing at Elron TeleSoft. From January 1996 to November 1999, he was telecom division manager at Elron Software. From July 1989 to December 1995, Mr. Raviv held various key positions at CAP GEMINI, France. Raviv served his apprenticeship at Robotic in CEMAGREF and he holds a bachelor's degree from the Technion, Israel Institute of Technology in Haifa.

     Avinoam Barak has served as the general manager of our networking business unit since June 2000. Prior to joining RADVision, and since 1989 Mr. Barak held various positions at MLM, a division of Israel Aircraft Industries. In his last position, he was a business manager for a communications-system unit. Mr. Barak holds a B.Sc. in Computer Engineering from the Technion Israel Institute of Technology and an M.B.A. in Information Systems and Finance from Bar Ilan University.

     Gene Wolf has served as our senior vice president of worldwide sales and support since January 2001. Prior to that, and since 1999, Mr. Wolf served as president of RADVISION Inc. Prior to that, he served as the president and chief executive officer of Controlware

Communications Systems, Inc. (U.S. subsidiary of Controlware GmbH, Inc.). Prior to Controlware, he served as vice president of international sales for Teleos Corporation.

     Michelle Blank has served as our senior vice president of global marketing since May 1999. From June 1997 to May 1999, Ms. Blank was president of RADVISION Inc. From September 1990 to June 1997, Ms. Blank acted as an independent consultant to several technology companies. Ms. Blank has a Ph.D. degree in cognitive science from The University of Texas.

     Ofer  Shapiro  has  served  as  our  Senior  Vice   President  of  Business
Development since September 2000. While at RADVISION, Mr. Shapiro has held a variety of key positions including Vice President of Strategic Accounts and leading the development of RADVISION's first gatekeeper and multipoint conferencing unit products. Prior to joining us, Mr. Shapiro managed electro-optics related projects in the Israeli Defense Force for five years. He holds a B.Sc. degree in math and physics from the Hebrew University in Jerusalem and an M.Sc. in applied physics from Tel Aviv University.

Election of Directors

     Pursuant to our articles of association, all of our directors, other than our outside directors, are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. Outside directors are elected for a three-year term. All the members of our Board of Directors (except the outside directors as detailed below) may be reelected upon completion of their term of office. In the intervals between annual general meetings of the Company, our Board of Directors may elect new directors, whether to fill vacancies or in addition to those of their body, but only if the total numbers of directors shall not at any time exceed any maximum number (if any) fixed by or in accordance with our articles of association. Seven of our directors currently in office were elected by our shareholders at our 2000 annual meeting of shareholders and Mr. Gadi Tamari was appointed a director by the Board of Directors in April 2001.

Independent and Outside Directors

     The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

     o    an employment relationship;

     o    a business or professional relationship maintained on a regular basis;

     o    control; and

     o    service as an officer holder.

     No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender.

     Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

     Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     In addition, the Nasdaq Stock Market requires us to have at least three independent directors on our Board of Directors and to establish an audit committee, at least a majority of whose members are independent of management. Our current audit committee complies with the Nasdaq rules. In addition, we are required to adopt an audit committee charter. We have adopted an audit committee charter that complies with Nasdaq specifications.

Approval of Related Party Transactions Under Israeli Law

     The Companies Law codifies the fiduciary duties that "office holders", including directors and executive officers, owe to a company. An "office holder" is defined in the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under " -- Directors and Officers" above is an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our Board of Directors, and the compensation of office holders who are directors must be approved by our Audit Committee, Board of Directors and shareholders.

     The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

     The Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders. Moreover, an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company. In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds 5% or more of the company's outstanding share capital or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital, requires approval by the board of directors and the shareholders of the company. The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Indemnification of Directors and Officers

     The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our Articles of Association provide that, subject to any restrictions imposed by the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

     o    a breach of his duty of care to us or to another person;

     o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

     o a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

     In addition, we may indemnify an office holder against:

     o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder; and

     o reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

     These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

     o a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

     o a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences;

     o any act or omission done with the intent to derive an illegal personal benefit; or

     o any fine levied against the office holder as a result of a criminal offense.

     Under the Companies Law, our shareholders may amend our Articles of Association to include either of the following provisions:

     o Prospectively undertake to indemnify an office holder of the Company, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated and limited to an amount determined by the board of directors to be reasonable under the circumstances; or

     o    Retroactively indemnify an office holder of the Company.

     In addition, pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our Audit Committee and our Board of Directors and, in specified circumstances, by our shareholders.

     We have agreed to indemnify our office holders to the fullest extent permitted under the Companies Law. We have obtained directors and officers liability insurance for the benefit of our office holders.

B.   COMPENSATION

     The following table presents all compensation we paid to all of our directors and officers as a group for the year ended December 31, 2000. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during this period.

                                           Salaries, fees,   Pension, retirement
                                           commissions and    and other similar
                                               bonuses             benefits
                                           ---------------   -------------------

All directors and officers as a group,
  consisting of fifteen persons...........  $2,112,779             $134,808

     As of December 31, 2000, our directors and executive officers as a group, consisting of fifteen persons, held options to purchase an aggregate of 608,950 ordinary shares. Other than reimbursement for expenses, we do not compensate our directors for serving on our board of directors.

     Under the Companies Law, the board of directors must approve all compensation arrangements of office holders who are not directors. Directors' compensation arrangements also require audit committee approval before board approval and shareholder approval.

C.   BOARD PRACTICES

Audit Committee

     Our audit committee currently composed of Dan Goldstein, Liora Katzenstein and Efraim Wachtel. It is currently contemplated that the audit committee will meet at least two times each year. The responsibilities of the audit committee include: (i) examining the manner in which management ensures and monitors the adequacy of the nature, extent and effectiveness of accounting and internal control systems; (ii) reviewing prior to publication the statutory accounts and other published financial statements and information; (iii) monitoring relationships with our independent auditors, ensuring that there are no restrictions on the scope of the statutory audit, making recommendations on the auditors' appointment and dismissal, and reviewing the activities, findings, conclusions and recommendations of the independent auditors; (iv) reviewing arrangements established by management for compliance with regulatory and financial reporting requirements; and (v) reviewing the scope and nature of the work of the internal auditing unit.

     The audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

     The Israeli Companies Law provides that public companies must appoint an audit committee. The responsibilities of the audit committee also include approving related-party transactions as required by law. Under the Israeli
Companies Law, an audit committee must consist of at least three members and include all of the company's outside directors. However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Internal Audit

     The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Companies Law. Our Internal Auditor is currently Mr. Gideon Duvshani, C.P.A. of Schwartz, Lerner, Duvshani & Co.

Committees

     Our board of directors has formed an audit committee, an option and compensation committee and an executive committee.

     Our option and compensation committee, which consists of Zohar Zisapel, Efraim Wachtel and Gadi Tamari, administers our consultants option plan and sets the annual compensation for Gadi Tamari, our chief executive officer. Our executive committee, which consists of Zohar Zisapel, Dan Goldstein, Gadi Tamari and Ami Amir, is responsible for managing our daily operations and acting on behalf of our board of directors in exigent circumstances.

D.   EMPLOYEES

     As of April 30, 2001, we had 277 employees worldwide, of whom 155 were employed in research and development, 77 in sales and marketing, 25 in management and administration and 20 in operations. We have standard employment agreements with all of our employees located in Israel. Of our employees, 215 are based in Israel and 52 are based in the United States, 9 are based in Hong Kong and China and one is based in the United Kingdom.

     Our relationships with our employees in Israel are governed by Israeli labor legislation and regulations, extension orders of the Ministry of Labor and personal employment agreements.

     Israeli labor laws and regulations are applicable to all of our employees. The laws concern various matters, including severance pay rights at termination, retirement or death, length of work day and work week, minimum wage, overtime payments and insurance for work-related accidents. We currently fund our ongoing legal severance pay obligations by paying monthly premiums for our employees' insurance policies.

     In addition, Israeli law requires Israeli employees and employers to pay specified sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute are approximately 14.5% of wages, up to a specified amount, of which the employee contributes approximately 66.0% and the employer contributes approximately 34.0%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute 13.3% to 15.8%, depending on the employee, of base wages to such plans and the employee contributes 5.0%.

     RADVISION and its employees are not parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Manufacturers' Association of Israel, are applicable to our employees by "extension orders" of the Israeli Ministry of Labor and Welfare. These provisions principally concern periodic cost of living adjustments, procedures for dismissing employees, travel allowances, recuperation pay and other conditions of employment.

Employment Agreements

     At the start of their employment, our employees in North America generally sign offer letters specifying basic terms and conditions of employment as well as non-disclosure agreements. At the start of their employment, our employees in Israel generally sign written employment agreements that include confidentiality and non-compete provisions.

E.   SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

     The following table sets forth certain information as of March 31, 2001 regarding the beneficial ownership by each of our directors and executive officers:

                                       Number of Ordinary
                                             Shares            Percentage of
Name                                 Beneficially Owned (1)    Ownership (2)
----                                 ----------------------    -------------

Zohar Zisapel (3)...................       2,028,041              10.53%
Yehuda Zisapel (4)..................       2,134,561              11.08%
Twelve directors and
 executive officers
 as a group (5).....................       4,232,714              21.80%
------------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 19,260,480 ordinary shares issued and outstanding as of March 31, 2001.

(3) Includes 477,213 ordinary shares owned of record by Rad Data Communications Ltd.

(4) Includes 477,213 ordinary shares owned of record by Rad Data Communications Ltd., 310,856 ordinary shares owned of record by Michael and Klil Holdings
     (93) Ltd., and 306,456 ordinary shares owned of record by Lomsha Ltd.

(5) Includes 155,036 ordinary shares subject to currently exercisable options granted under our stock option plans, at an average exercise price of $4.22 per share. Such options expire between June 2003 to March 2011.

1996 Stock Option Plan

     In April 1996, we adopted our key employee share incentive plan. Employees of RADVISION and its subsidiaries of or affiliates of RADVISION belonging to the RAD-BYNET group are eligible to participate in the plan. Options granted under this plan are for a term of sixty-two months from the date of the grant of the option. The following table presents option grant information for this plan as of March 31, 2001:

      Ordinary shares reserved          Options          Weighted average
         for option grants              granted           exercise price
      ------------------------         ---------         ----------------
             3,163,523                 3,100,223              $2.86

     The 3,163,523 ordinary shares indicated in the table as having been reserved for option grants reflect the total number of ordinary shares reserved for grants under this plan and our consultants option plan in the aggregate. We intend to grant further options under this plan to our executive officers and employees.

Plan Administration

     The share incentive committee of our board of directors administers the plan. Under the plan, the committee has the authority to recommend to the Board or determine, as applicable, in its discretion:

     o    the persons to whom options are granted;

     o    the number of shares underlying each option award;

     o    the time or times at which the award shall be made;

     o the exercise price, vesting schedule and conditions under which the options may be exercised; and

     o any other matter necessary or desirable for the administration of the plan.

Option Trust

     Under the plan, all options, or shares issued upon exercise of options, are held in trust and registered in the name of a trustee selected by the share incentive committee. The trustee may not release the options or ordinary shares to the beneficiaries of these options or shares before the second anniversary of the registration of the options in the name of the trustee.

     During this period, voting rights attached to the ordinary shares issued upon exercise of the options may be exercised by the trustee.

Termination and Amendment

     Our board of directors may terminate or amend the plan, provided that any action by our board of directors which will alter or impair the rights of an option holder requires the prior consent of that option holder.

Consultants Option Plan

     In March 1999, we adopted our consultants option plan. Our employees and directors and consultants employed by us are eligible to participate in the plan. Options granted under the plan are for a term of sixty-two months from the date of grant of the option. The following table presents option grant information for this plan as of March 2001:

       Ordinary shares                             Weighted average
 reserved for option grants   Options granted       exercise price
 --------------------------   ---------------      ----------------
          3,163,523               63,300                $1.18


     The 3,163,523 ordinary shares indicated in the table as having been reserved for option grants reflect the total number of ordinary shares reserved for grants under this plan and our key employee share incentive plan in the aggregate.

Plan Administration

     The option committee of our board of directors administers the plan. Under the plan, the committee has the authority to determine, in its discretion:

     o    the persons to whom options are granted;

     o    the number of shares underlying each option award;

     o    the time or times at which the award shall be made;

     o the exercise price, vesting schedule and conditions under which the options may be exercised; and

     o any other matter necessary or desirable for the administration of the plan.

Option Trust

     Under the plan, all options, or shares issued upon exercise of options, are held in trust and registered in the name of a trustee selected by the option committee.

     During this period, voting rights attached to the ordinary shares issued upon exercise of the options may be exercised by the trustee.

Termination and Amendment

     Our board of directors may terminate or amend the plan, provided that any action by our board of directors which will alter or impair the rights of an option holder requires the prior consent of that option holder.

2000 Stock Option Plan

     Our 2000 Employee Stock Option Plan, or the 2000 Plan, authorizes the grant of options to purchase up to 636,477 ordinary shares. Employees and consultants of our company and its subsidiaries are eligible to participate in the 2000 Plan. The 2000 Plan also provides for the grant of options equal in the amount of up to 4% of our share capital, on a fully diluted basis, in each subsequent year following the year 2000 for issuance under the 2000 Stock Option Plan. An additional 894,945 ordinary shares were authorized for grant in 2001 based on 4% of our share capital at December 31, 2000. Options which are canceled or not exercised within the option period will become available for future grants. Awards under the 2000 Plan may be granted in the form of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to
Section 3.9 of the Israeli Tax Ordinance.

     The option and compensation committee appointed by the Board of Directors administers the 2000 Plan. Subject to the provisions of the 2000 Plan and applicable law, the option and compensation committee has the authority, in its sole discretion, to:

     o grant awards under the 2000 Plan and select the persons to whom such awards are granted;

     o determine the form, terms and conditions of the written stock option agreement evidencing the option, including the type of option and the number of shares to which it pertains, the option price, the option period and its vesting schedule, and exercisability of the option in special cases (such as death, retirement, disability and change of control);

     o prescribe the form and provisions of the notice of exercise and payment of the option;

     o nominate a trustee for options issued under Section 102 of the Israeli Tax Ordinance;

     o adjust any or all of the number and type of shares that thereafter may be made the subject of options, the number and type of shares subject to outstanding options, and the grant or exercise price with respect to any option, or, if deemed appropriate, make provision for a cash payment to the holder of any outstanding option in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2000 Plan in the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities;

     o    interpret the provisions of the 2000 Plan; and

     o prescribe, amend, and rescind rules and regulations relating to the 2000 Plan or any award thereunder as it may deem necessary or advisable.

     Neither the Board of Directors nor the option and compensation committee may, without the consent of the optionee, alter or in any way impair the rights of such optionee under any award previously granted. Neither the termination of the 2000 Plan nor the change of control of our company (except to the extent provided in the 2000 Plan) will affect any option previously granted.

     The option price per share may not be less than 100% of the fair market value of such share on the date of the award; provided, however, that in the case of an award of an incentive stock option made to a 10% owner, the option price per share may not be less than 110% of the fair market value (as such term is defined in the 2000 Plan) of such share on the date of the award.

     An option may not be exercisable after the expiration of ten (10) years from the date of its award. No option may be exercised after the expiration of its term. In the case of an award of incentive stock options made to a 10% owner, such options may not be exercisable after the expiration of five (5) years from its date of award.

     Options are not assignable or transferable by the optionee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by the optionee or his or her guardian or legal representative; provided, however, that during the optionee's lifetime, the optionee may, with the consent of the option and compensation committee transfer without consideration all or any portion of his options to members of the optionee's immediate family (as defined in the 2000 Plan), a trust established for the exclusive benefit of members of the optionee's immediate family, or a limited liability company in which all members are members of the optionee's immediate family.

     The following table presents option grant information for this plan as of March 2001:

       Ordinary shares                            Range of exercise
 reserved for option grants   Options granted           prices
 --------------------------   ---------------     -----------------

        1,531,422                1,065,118         $10.20 - $28.00

Exercise of options during 2000 and the first quarter of 2001

     During the period January 2000 through March 31, 2001, we issued 714,634 ordinary shares, par value NIS 0.1 per share each, to employees and consultants as a result of the exercise of stock options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The following table sets forth certain information, as of the date of this annual report, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. However, concurrent with our initial public offering in March 2000, certain of our shareholders entered into a voting agreement. As a result, such shareholders may be able to exercise control with respect to the election of directors. See "Item 7B. Related Party Transactions - Voting Agreement."

                                            Number of ordinary    Percentage of
                                                  shares           outstanding
                                               beneficially         ordinary
Name                                              owned(1)          shares (2)
------------------------------------------- ------------------    -------------
Yehuda Zisapel (3).........................      2,134,561          11.08%
Zohar Zisapel (4)..........................      2,028,041          10.53%
Siemens Aktiengesellschaft (5).............      1,625,228           8.44%
Clal Venture Capital Fund LP (6)...........       722,230            3.75%
Samsung entities (7).......................      1,000,000           5.19%
Morgan Stanley Dean Witter & Co. (8).......      1,695,826           8.64%
Morgan Stanley Dean Witter  Investment
 Management Inc.(8)........................      1,695,826           8.64%

--------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 19,620,480 ordinary shares issued and outstanding as of March 31, 2001.

(3) Includes 477,213 ordinary shares owned of record by Rad Data Communications Ltd.

(4) Includes 477,213 ordinary shares owned of record by Rad Data Communications Ltd., 310,856 ordinary shares owned of record by Michael and Klil Holdings
     (93) Ltd., and 306,456 ordinary shares owned of record by Lomsha Ltd.

(5) The address of Siemens Aktiengesellschaft is Hofmannstrasse 51, D-81359, Munich, Germany.

(6) The address of Clal Venture Capital Fund LP is Atidim Technological Park, Building No. 4, Tel Aviv, Israel. Hillel Milo, chief executive officer and managing director of Clal Venture Capital Fund LP and a director of RADVISION, disclaims beneficial ownership of the ordinary shares held by Clal Venture Capital Fund LP except to the extent of his proportional interest in the ordinary shares.

(7) The address of Samsung Electro-Mechanics Co. Ltd. is 314 Maetan 3-Dong, Paldal-Gu, Suwon, Kyunggi-D, Korea 442-743. The address of Samsung Venture Investment Corporation is Samsung Yeok Sam Bldg. 647-9, Yeok Sam-Dong, Kang Nam-Gu, Korea 135-080.

(8)  Based solely upon,  and  qualified in its  entirety  with  reference  to, a
     Schedule 13G filed with the Commission on February 8, 2001.

     Concurrent with our initial public offering, Samsung Venture Investment Corporation, a member of the Samsung group, and Siemens Aktiengesellschaft purchased an aggregate of 2,625,228 of our ordinary shares in a private transaction. We sold 590,822 ordinary shares in the private placement and the remaining 2,034,406 ordinary shares were sold by some of our shareholders, including our former chairman of the board, former chief executive officer and some of our directors.

     To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements that might result in a change in our control.

     As of April 25, 2001, there were 112 holders of record of our ordinary shares, of which 15 record holders, holding approximately 61.16% of our ordinary shares, had registered addresses in the United States. As of April 24, 2001 there were approximately 3,524 beneficial holders of our ordinary shares.

B.   RELATED PARTY TRANSACTIONS

The RAD-BYNET Group

     Yehuda and Zohar Zisapel are directors and principal shareholders of RADVISION. Individually or together, they are also directors and principal shareholders of several other companies which, together with us and the other subsidiaries and affiliates, are known as the RAD-BYNET group. These corporations include:

AB-NET Ltd.                      Axerra Networks Inc.      RADView Software Ltd.
BYNET Data Communications Ltd.   RADCOM Ltd.               RADWARE Ltd.
BYNET Electronics Ltd.           RAD Data Communications   RADWIN Ltd.
BYNET SEMECH Ltd.                RADLAN Computer           RIT Technologies Ltd.
BYNET Systems Applications Ltd.    Communications Ltd.     RND Networks
BYNET Personal Computers Ltd.                              Sanrad Inc.
Commerce.net Ltd.                                          SILICOM Ltd.
Ceragon Networks Ltd.
Modules INC.

     In addition to engaging in other businesses, members of the RAD-BYNET group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

     Members of the RAD-BYNET group provide us with legal, human resources and administrative services, and we reimburse each company for its costs in providing these services. The aggregate amount of these reimbursements was approximately $152,000, $196,000,

$271,793 and $29,968 in 1998, 1999, 2000 and the three months ended March 31, 2001, respectively.

Agreement with RADCOM Ltd.

     In January 1999, we entered into an agreement to license our H.323 software development kit to RADCOM Ltd., an affiliated company controlled by Yehuda and Zohar Zisapel and a member of the RAD-BYNET group. The agreement, which was based on our standard form, provides for an aggregate fee of $187,000. This fee includes maintenance and support services for one year and minimum royalty payments on sales of products which incorporate the technology contained in the software development kit during the first two years of the agreement. In addition, the agreement provides that RADCOM has an option to extend the maintenance and support services for additional annual periods as well as an option to purchase additional RADVISION products and technology at specified discounts.

Agreement with IP-RAD Ltd.

     In September 2000, we entered into an agreement to license our MGCP MG software to IP-RAD Ltd., an affiliated company controlled by Yehuda and Zohar Zisapel and a member of the RAD-BYNET group. The agreement, which was based on our standard form, provides for an aggregate fee of $80,000. This fee includes maintenance and support services for one year. In addition, the agreement provides that IP-RAD has an option to extend the maintenance and support services for additional annual periods.

Lease Arrangements

     We lease from RAD Data Communications, an affiliated company controlled by Yehuda Zisapel and Zohar Zisapel and a member of the RAD-BYNET group, approximately 11,000 square feet of office space for our facility in New Jersey, for a monthly rent of approximately $8,800. The term of the lease is five years, commencing May 1997 and terminating in May 2002. The monthly rent payments include a 15% intra-group discount. If the property is sold, this discount would no longer apply and our monthly payments will increase.

     We lease from Zohar Zisapel Properties, Inc., a company controlled by Zohar Zisapel, and from Yehuda Zisapel Properties, Inc., a company controlled by Yehuda Zisapel, approximately 24,077 square feet of office space located in Paramus, New Jersey, for a monthly rent of approximately $32,132. The term of the lease is five years, commencing April 2001 and terminating in April 2006. We expect to vacate one of our New Jersey premises in 2001.

Supply Arrangement

     We purchase from RAD Data Communications components which we integrate into our multimedia RADVISION products. The aggregate purchase price of these components was approximately $252,000 for the year ended December 31, 1998, $301,000 for the year ended December 31, 1999, and $798,374 for the year ended December 31, 2000.

     We generally ascertain the market prices for goods and services that can be obtained at arms' length from unaffiliated third parties before entering into any transaction with a member of the RAD-BYNET group for those goods and services. In addition, all of our transactions to date with members of the RAD-BYNET group were approved unanimously by our shareholders. As a result, we believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the RAD-BYNET group are beneficial to us and no less favorable to us than terms which might be available to us from unaffiliated third parties. Any future transactions and arrangements with entities, including other members of the RAD-BYNET group, in which our office holders have a personal interest will require approval by our audit committee, our board of directors and, if applicable, our shareholders.

Private Placements

     See "Item 7A. Major Shareholders and Related Party Transactions - Major Shareholders."

Registration Rights

     In the private placement of our ordinary shares in April 1995, several of our shareholders were granted registration rights for their ordinary shares. The agreements grant registration rights to each of:

o Yehuda Zisapel, Zohar Zisapel, RAD Data Communications Ltd. and the employees' trust, as a group;

o    Clal Venture Capital Fund LP and ECI Telecom Ltd., as a group; and

o    other shareholder groups specified in the agreements.

     Under the agreements, each of these shareholder groups will have the right to make a single demand for the registration of their ordinary shares outstanding at the time of our public offering in March 2000 provided that:

o    the shareholder  group owns at least 2% of our  outstanding  share capital;
     and

o the demand covers shares representing a market value of at least $3 million and does not include shares which may be sold without restriction within three months from the date of the demand.

     The shareholders' rights will be exercisable at any time commencing on March 13, 2001 and for a period of three years thereafter. In addition, each of the investors in the April 1995 private placement has the right to have its ordinary shares included in some of our registration statements, provided that the shareholder owns at least 2% of our outstanding share capital at the time it exercises this right.

     In the private placement of our ordinary shares in September 1996, Intel Corporation was granted registration rights for their ordinary shares. The agreement provides for registration rights on the same terms and conditions as contained in the private placement agreements of April 1995.

     In the private placement of our preferred shares in May 1998, several of our shareholders were granted registration rights for the ordinary shares outstanding or to be issued upon conversion of their preferred shares, which represent 2,957,165 ordinary shares in the aggregate.

     The agreement provides that the purchasers of the preferred shares in May 1998, as a group, will have the right to make a demand on two occasions for the registration of their ordinary shares outstanding at the time of this offering, provided that:

     o the demand covers shares representing a market value of at least $3 million; and

     o the demand does not include shares which may be sold without restriction within three months from the date of the demand.

     The shareholders' rights will be exercisable at any time commencing on the first anniversary of the consummation of our public offering in March 2000 and for a period of three years thereafter or, in specified cases, for a period of five years. In addition, each of the investors in the May 1998 private placement has the right to have its ordinary shares included in some of our registration statements. The agreement also provides that if subsequent investors in RADVISION are granted more favorable terms concerning demand or other registration rights, each of the investors will be granted identical rights, for so long as they own at least 5% of our outstanding shares at that time.

Agreements with Our Former Chief Executive Officer

Founders Agreement

     In January 1992, Messrs. Yehuda and Zohar Zisapel entered into an agreement with Ami Amir, under which Ami Amir agreed to serve as our chief executive officer for a period of not less than 5 years. In consideration for his services, Zohar Zisapel and Yehuda Zisapel transferred 11% of our then outstanding share capital to Ami Amir. The agreement provides that so long as Ami Amir is our shareholder or director, he may not engage in business activities that compete with us or pertain to data communications. In addition, none of the parties may disclose to third parties information pertaining to our business. The agreement also gives each of Messrs. Yehuda and Zohar Zisapel and Ami Amir a right of first refusal if any of them offers to transfer their shares to a third party.

Grant of Securities

     Under agreements between us, Messrs. Yehuda and Zohar Zisapel and Ami Amir dated April 7, 1995 and January 1, 1999, we issued 196,652 ordinary shares and granted 119,848 options to Ami Amir. The options began to vest over a two and one-half year period, commencing January 1, 1999.

Loan Agreement

     In July 1997, we entered into an agreement with Ami Amir under which we loaned him approximately $66,000 at an annual interest rate of 1% linked to the Israel consumer price index. The loan is scheduled to be repaid upon the earlier of the termination of his employment with us or the sale by Ami Amir of all or any portion of his shares of RADVISION. During April 2000 Mr. Amir repaid his loan to us.

Voting Agreement

     Upon the completion of the private placement, Siemens and some of our existing shareholders, including our current chairman of the board, our former chief executive officer, the Evergreen Group, Clal Venture Capital Fund LP and Yehuda Zisapel, entered into a voting agreement. The voting agreement provided that, in the election of our directors, the shareholders party to the agreement will nominate and vote for a nominee of Siemens to serve as a director and as many other nominees as the other shareholders party to the agreement shall unanimously propose to serve as directors. However, the number of directors that the other shareholders propose to serve as directors shall at a minimum be equal to the number of directors which these shareholders have appointed to the board prior to our initial public offering in March 2000. If all directors, except for one director, decide that the continuation of a director on our board may damage our business prospects, then the director shall be removed from our board.

     The voting agreement expires in March 2003, except that it will be automatically extended for two additional one-year periods, unless any of the parties to the agreement notifies each of the other parties 60 days before the expiration date of the then current term that such party wishes to terminate the agreement. 6,399,605 ordinary shares, representing approximately 33.2% of the outstanding shares, are subject to the voting agreement.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable

ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See the consolidated financial statements, including the notes thereto, and exhibits listed in Item 19 hereof and incorporated herein by this reference.

Legal Proceedings

     We are not party to any material legal proceedings.

     In 1998, Lucent sent correspondence to our affiliate, RAD Data Communications Ltd., alleging that some products manufactured by RAD and some of its affiliates, including us, infringe upon specified Lucent patents and offering to license these patents to RAD and its affiliates. In subsequent correspondence, RAD requested that Lucent specifically substantiate each allegation of infringement before RAD or any of its affiliates considers entering into any licensing arrangements. RAD has recently received further correspondence from Lucent in which Lucent has reiterated its claims. RAD does not believe Lucent has substantiated its claims and has communicated this belief to Lucent. RAD advises us that the alleged infringement claims are unresolved.

     The elements of our products that Lucent has alleged infringe upon its patents are contained within components which we obtain from a third party manufacturer. We believe that the third party manufacturer has a license to use these patents and that we may be entitled to the benefits of this license.

     In addition, based on Lucent's fee and royalty schedule for licensing the relevant patents, we believe that any licensing fee and royalty payments that we may be required to pay for the right to use Lucent's patents would not have a material impact on our earnings. As a result, we do not believe that Lucent's allegations will have a material adverse effect upon us, our business, financial condition or liquidity.

Dividend Distribution

     We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by the Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the Board of Directors may deem relevant.

     According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts. Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In the event cash dividends are declared, such dividends will be paid in NIS.

B.   SIGNIFICANT CHANGES

     Since the date of the annual consolidated financial statements included in this annual report, no significant change has occurred.

ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

Quarterly Stock Information

     Our ordinary shares are traded on the Nasdaq National Market under the symbol RVSN. The following table sets forth, for the periods indicated, the high and low sale prices of our ordinary shares as reported by the Nasdaq National Market since our initial public offering on March 14, 2000:

2000                                             High           Low
----                                            -------      --------
First Quarter (from March 14, 2000)......       $65          $40-1/2
Second Quarter ..........................        52-3/4       16-1/8
Third Quarter ...........................        40-1/2       24-5/8
Fourth Quarter...........................        29-1/2       11-5/16

Monthly Stock Information

     The following table sets forth, for each month in the last six months of 2000, the range of high and low sales prices of the ordinary shares on the Nasdaq National Market:


2000                                           High           Low
----                                         ---------      --------
July...................................      $40-1/2        $25-1/4
August.................................       38-3/4         30-5/8
September..............................       32-13/64       24-5/8
October................................       29-1/2         18-3/8
November...............................       25-5/8         13-7/8
December...............................       20-5/8         11-5/16

B.   PLAN OF DISTRIBUTION

     Not applicable

C.   MARKETS

     Our ordinary shares have been traded on the Nasdaq National Market under the symbol RVSN since our initial public offering on March 14, 2000.

D.   SELLING SHAREHOLDERS

     Not applicable.

E.   DILUTION

     Not applicable.

F.   EXPENSE OF THE ISSUE

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

Purposes and Objects of the Company

     We are a public company registered under the Israel Companies Law as RADVISION LTD., registration number 51-165181-2. Pursuant to our memorandum of association, we were formed for the purpose of developing, manufacturing and supplying products in the electronics filed in general, and specifically, in the field of data communication.

The Powers of the Directors

     Under the provisions of the Israel Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See "Item 6B. Directors, Senior Management and Employees - Compensation."

     The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Rights Attached to Shares

     Our authorized share capital consists of 25,000,000 shares, divided into 23,984,470 ordinary shares of a nominal value of NIS 0.10 each, and 15,530 deferred shares of a nominal value of NIS 0.10 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable.

     Deferred Shares. The deferred shares confer no rights or privileges on their holders, except for the right to receive upon our dissolution or liquidation NIS 0.10 per deferred share. Holders of deferred shares will not receive any share dividends.

     Ordinary shares. The rights attached to the ordinary shares are as follows:

     Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors. See "Item 10E. Additional Information - Taxation." If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

     Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Concurrent with our initial public offering in March 2000, certain of our shareholders entered into a voting agreement. As a result, such shareholders may be able to exercise effective control with respect to the election of directors. See "Item 7B. Related Party Transactions - Voting Agreement."

     The quorum required for an ordinary meeting of shareholders consists of at least two shareholders represent in person or by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

     An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting thereon. Under our articles of association, a special resolution, such as amending our memorandum of association or articles of association, approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our articles of association, requires approval of a special majority, representing the holders of no less than 65% of the voting rights represented at the meeting in person, by proxy or by written ballot, and voting thereon.

     Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. See "Item 6A. Directors, Senior Management and Employees - Election of Directors." Concurrent with our initial public offering in March 2000, certain of our shareholders have entered into a voting agreement. As a result, such shareholders may be able to exercise effective control with respect to the election of directors. See "Item 7B. Related Party Transactions - Voting Agreement."

     Rights in the Company's profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See "Item 10B. Rights Attached to Shares - Dividend Rights."

     Rights in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Changing Rights Attached to Shares

     According to our articles of association, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of 65% of the voting power participating in such meeting.

Annual and Extraordinary Meetings

     The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of our issued capital. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting. See "Item 10B. Rights Attached to Shares-Voting Rights."

Limitations on the Rights to Own Securities in Our Company

     Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Changes in Our Capital

     Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 65% of the votes of shareholders participating and voting in the general meeting.

C.   MATERIAL CONTRACTS

     None.

D.   EXCHANGE CONTROLS

     The Israeli Currency Control Law, 1978 imposes certain limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through "general" and "special" permits. In May 1998, a new "general permit" was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

E.   TAXATION

     The following is a discussion of Israeli and United States tax consequences material to our shareholders. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

     o Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

     Israeli companies are subject to company tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company, which derives income from an approved enterprise discussed further below, may be considerably less.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

     The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

     Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period. This period is ordinarily seven years, or ten years if the company qualifies as a foreign investors' company as described below, commencing with the year in which the approved enterprise first generates taxable income. However, this period is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise within Israel will be eligible for a reduced tax rate for the remainder of the benefit period.

     A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period.

     A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company which qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. Income derived from the approved enterprise program will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional eight years. The tax rate is for the additional eight years is 25% unless the level of foreign investment exceeds 49%, in which case the tax rate is 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

     A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on of the amount distributed. The rate of the tax will be the rate which would have been applicable had the company not elected the alternative package of benefits. This rate is generally 10%-25%, depending on the percentage of the company's shares held by foreign shareholders. The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises which is 15%, if the dividend is distributed during the tax exemption period or within 12 years after the period. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

     Subject to applicable provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year's profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute the income as a dividend.

     The Investment Center bases its decision whether or not to approve an application on the criteria in the Investment Law and regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Therefore, we cannot assure you that any of our applications will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

     The Investment Center of the Ministry of Industry and Trade has granted several investment programs at our manufacturing facility approved enterprise status under Israeli law. We have elected the alternative package of benefits under these approved enterprise programs. The portion of our income derived from these approved enterprise programs will be exempt from tax for a period of two years and will be subject to a reduced tax for an additional five to eight years depending on the percentage of our share capital held by non-Israelis, commencing when we begin to realize net income from these programs. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval.

     We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise programs. Subject to compliance with applicable requirements, income derived from our approved enterprise programs will be tax exempt for a period of two years commencing in the first year in which there is taxable income and will be subject for the subsequent period of five years to a reduced company tax of up to 25%, or eight years if the percentage of non-Israeli investors who hold our ordinary shares exceeds 25%. The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income.

Grants  under  the  Law  for  the  Encouragement  of  Industrial   Research  and
Development, 1984

     Under the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of 50% of the project's expenditure (except as provided under the Research Law), as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3-5% on sales of products and services derived from our technology developed using these grants until 100%-150% of the dollar-linked grant is repaid. Following the full repayment of the grant, there is no further liability for repayment.

     The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations of the Research Law, if any of the manufacturing is performed outside Israel by any entity other than us, assuming we receive approval from the Chief Scientist for the foreign manufacturing, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel follows:

Manufacturing volume                   Royalties to the Chief Scientist
outside of Israel                      as a percentage of grant
--------------------                   --------------------------------
less than 50%                                   120%
between 50% and 90%                             150%
more than 90%                                   300%

     The technology developed with Chief Scientist grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law. The approval, however, is not required for the export of any products developed using the grants. Approval of the transfer of technology may be granted in specific circumstances, only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that any consent, if requested, will be granted.

     Effective for grants received from the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of the grants will be subject to interest equal to the 12 month London interbank offered rate applicable to dollar deposits that is published on the first business day of each calendar year.

     The funds generally available for grants from the Chief Scientist were reduced for 1998, and the Israeli authorities have indicated that the government may further reduce or abolish grants from the Chief Scientist in the future. Even if these grants are maintained, we cannot assure you that we will receive Chief Scientist grants in the future. In addition, each application to the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Chief Scientist. We cannot assure you that applications to the Chief Scientist, if any will be submitted by us in the future, will be approved and, until approved, the amounts of any grants are not determinable.

Tax Benefits and Grants for Research and Development

     Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if:

     o the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

     o    the research and development is for the promotion of the company; and

     o the research and development is carried out by or on behalf of the company seeking the deduction.

     Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to us through government grants are not deductible according to Israeli law.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

     According to the Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, an industrial company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity. We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law.

     Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

     o deduction of purchases of know-how and patents over an eight-year period for tax purposes;

     o deduction of specified expenses incurred for a public issuance of securities over a three-year period for tax purposes;

     o right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies; and

     o    accelerated depreciation rates on equipment and buildings.

     Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

     We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

Special Provisions Relating to Taxation under Inflationary Conditions

     The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

     o There is a special tax adjustment for the preservation of equity as follows: Where a company's equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of fixed assets, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward. Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

     o Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

     o Gains on sales of traded securities, which are normally exempt from tax, are taxable in specified circumstances. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Capital Gains Tax on Sales of Our Ordinary Shares

     Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is added to ordinary income, which is taxed at ordinary rates of 30% to 50% for individuals and 36% for corporations.

     Under current law, sales of our ordinary shares offered by this annual report are exempt from Israeli capital gains for so long as they are quoted on Nasdaq or listed on a stock exchange in specified countries and we qualify as an industrial company. We cannot assure that we will maintain this qualification or our status as an industrial company. Moreover, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

     Under the convention between the United States and Israel concerning taxes on income, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

     o who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

     o who is entitled to claim the benefits available to the person by the U.S.-Israel tax treaty.

     However, this exemption will not apply if the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel tax treaty, the treaty U.S. resident would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

     Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at source. Unless a different rate is provided in a treaty between Israel and the shareholder's country of residence, the withholding rate is as follows:

       Dividends generated by an              Dividends not generated by an
           approved enterprise                      approved enterprise
--------------------------------------    ------------------------------------
 U.S. company holding                     U.S. company holding
  10% or more of our         Other         10% or more of our         Other
        shares           non-resident            shares           non-resident
---------------------    ------------     --------------------    ------------
         15%                  15%                12.5%                25%

     Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

Foreign Exchange Regulations

     We are permitted to pay in Israeli and non-Israeli currency:

     o    dividends to holders of our ordinary shares; and

     o any amounts payable to the holders of our ordinary shares upon our dissolution, liquidation or winding up.

     If we make any payments in Israeli currency, the payments may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

United States Federal Income Tax Consequences

     The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

     o    broker-dealers,

     o    financial institutions,

     o    certain insurance companies,

     o    investors liable for alternative minimum tax,

     o    tax-exempt organizations,

     o non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

     o persons who hold the ordinary shares through partnerships or other pass-through entities,

     o investors that actually or constructively own 10 percent or more of our voting shares, and

     o investors holding ordinary shares as part of a straddle or a hedging or conversion transaction.

     This summary does not address the effect of any U.S. Federal taxation other than U.S. Federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

     You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

     For purposes of this summary, a U.S. Holder is:

     o an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

     o a partnership, corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

     o an estate whose income is subject to U.S. federal income tax regardless of its source; or

     o    a trust if:

     (a) a court within the United States is able to exercise primary supervision over administration of the trust, and

     (b) one or more United States persons have the authority to control all substantial decisions of the trust.

Taxation of Dividends

     The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See "--Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

     Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

     Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or financial services income for

United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Dispositions of Ordinary Shares

     If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses, will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

     In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

     An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (the "IRS"). In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

     For U.S. federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

     As a result of our substantial cash position and the decline in the value of our stock, there is a substantial risk that we will be classified as a PFIC under the asset test described in the preceding paragraph. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, this determination can not be made with certainty until the end of the calendar year.

     If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your ordinary shares, as described below:

     o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

     o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

     o gain recognized upon the disposition of ordinary shares would be taxable as ordinary income and

     o you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

     If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.

     Alternatively, if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Backup Withholding and Information Reporting

     Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to a 31 percent U.S. backup withholding tax. Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification. Any amount withheld under these rules may be credited against your federal income tax liability.

     Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

     Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

     An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F.   DIVIDEND AND PAYING AGENTS

     Not applicable.

G.   STATEMENT BY EXPERTS

     Not applicable.

H.   DOCUMENTS ON DISPLAY

     We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

     As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in
Section 16 of the Exchange Act. Although we are not required to make our Securities and Exchange Commission filings electronically, we do so in order to make them available on the Securities and Exchange Commission's website. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm and we file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

     This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; Seven World Trade Center, Suite 1300, New York, NY 10048; Room 3190, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission's website at http://www.sec.gov/. The Exchange Act file number for our Securities and Exchange Commission filings is 000-29871.

     The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 24 Raoul Wallenberg Street, Tel Aviv 69719 Israel.

I.   SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Interest Rate Risk

     We currently do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk. We pay interest on our credit facilities and short-term loans based on LIBOR, for dollar-denominated loans, and Israeli prime or adjustment differences to the Israeli consumer price index, for some of our NIS-denominated loans. As a result, changes in the general level of interest rates directly affect the amount of interest payable by us under this facility. However, we expect our exposure to market risk from changes in interest rates to be minimal and not material. Therefore, no quantitative tabular disclosures are required.

Foreign Currency Exchange Risk

     A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the U.S. dollar). As of December 31, 2000, we had liabilities payable in NIS which are not linked to the U.S. dollar in the amount of $2.6 million. An increase of 1% of the NIS against the dollar will increase our financial expenses in $26,000. A devaluation of 1% of the NIS against the dollar will decrease our financial expenses in the same amount. However, the amount of liabilities payable in NIS is likely to change from time to time. As of December 31, 2000 we had cash and receivables in the amount of $503,000 denominated in NIS. A devaluation of 1% of the NIS against the dollar will increase our financial expenses in the amount of $5,000. An increase of 1% of the NIS against the dollar will decrease our financial expenses in the same amount.

     Because exchange rates between the NIS and the U.S. dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

        The  effective  date  of  the  registration   statement  for  which  the
information is being disclosed is March 14, 2000 (File No. 333-30916) (the "Registration Statement"). The following table sets forth, with respect to the ordinary shares registered, the amount of securities registered, the aggregate offering price of amount registered, the amount sold and the aggregate offering price of the amount sold, for both the account of our company and the account of any selling security holder.

                                                              For the account
                                        For the account of       of the
                                           the company      selling shareholder
                                        ------------------  --------------------

Number of ordinary shares registered ..     4,370,000              N/A
Aggregate offering price of shares
   registered .........................   $87,400,000              N/A
Number of ordinary shares sold ........     4,370,000              N/A
Aggregate offering price of shares sold   $87,400,000              N/A

     The following table sets forth the expenses incurred by us in connection with our public offering during the period commencing the effective date of the Registration Statement and ending December 31, 2000. None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates.

                                               Direct or indirect payments to
                                           persons other than affiliated persons
                                           -------------------------------------

Underwriting discounts and commissions ....         $6,118,000
Finders' fees .............................            550,000
Expenses paid to or for underwriters ......             41,290
Other expenses ............................          2,241,113
                                                     ---------
Total expenses ............................         $8,950,403
                                                    ==========

     The net public offering proceeds to us, after deducting the total expenses (set forth in the table above), were $78,449,597.

     The following table sets forth the amount of net public offering proceeds used by us for the purposes listed below. None of such payments were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of our equity securities or to our affiliates.

                                                 Direct or  indirect  payments
                                                 to  persons   other  than  to
Purpose                                          affiliated persons
------------------------------------------------ -----------------------------

 Acquisition of other companies and
 business(es) ...............................                 N/A
 Construction of plant, building and facilities               N/A
 Purchase and installation of machinery
    and equipment ...........................                 N/A
 Purchase of real estate ....................                 N/A
 Repayment of indebtedness ..................                 N/A
 Working capital ............................             $78,449,597
 Temporary investments ......................                 N/A
 Other purposes .............................                 N/A

ITEM 15.  RESERVED

ITEM 16.  RESERVED

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.  FINANCIAL STATEMENTS

Consolidated Financial Statements.



    Index to Consolidated Financial Statements..............................F-1

    Report of Independent Public Accountants................................F-2

    Consolidated Balance Sheets as of December 31, 1999 and 2000............F-3

    Consolidated Statements of Operations for the years ended
          December 31,  1998, 1999 and 2000.................................F-4

    Consolidated Statements of Shareholders' Equity for the years ended December 31, 1998, 1999 and 2000............................F-5

    Consolidated Statements of Cash Flows for the years ended
          December 31,  1998, 1999 and 2000.................................F-6

    Notes to Consolidated Financial Statements..............................F-7


ITEM 19.  EXHIBITS

     Index to Exhibits

    Exhibit            Description
    -------            -----------

     *3.1 Memorandum of Association of the Registrant

     *3.2 Articles of Association of the Registrant

     *4.1 Form of Ordinary Share Certificate

     *4.2 Agreement,  dated as of April 14, 1995, by and among  Registrant,  RAD
          Data Communications Ltd. and Yehuda Zisapel and Zohar Zisapel

     *4.3 Agreement,  dated as of April 18, 1995, by and among Registrant,  Clal
          Venture Capital Fund LP and Yehuda Zisapel and Zohar Zisapel

     *4.4 Agreement, dated as of April 18, 1995, by and among Registrant, Lannet
          Data Communications Ltd. and Yehuda Zisapel and Zohar Zisapel

     *4.5 Agreement,  dated as of April 19, 1995, by and among  Registrant,  ECI
          Telecom Ltd. and Yehuda Zisapel and Zohar Zisapel

     *4.6 Agreement, dated as of April 24, 1995, by and among Registrant,  Zohar
          Gilon, Avraham Neuman, Yair Tauman and W.S.P. Capital Investment Ltd., and Yehuda Zisapel and Zohar Zisapel

     *4.7 Agreement, dated as of April 26, 1995, by and among Registrant, Lerosh
          Investments Ltd., Gevahim Investments House Limited Ltd., Yoav Chelouche, Permal Emerging Growth V Ltd., Maritime--Julex Investment Ltd., Shraga Blazer and Eli Luz and Yehuda Zisapel and Zohar Zisapel

     *4.8 Agreement, dated as of April 27, 1995, by and among Registrant, Finovelec, Factory Systemes, Houston Venture Partners, Ltd. and Yehuda Zisapel and Zohar Zisapel

     *4.9 Agreement, dated September 12, 1996, by and among Registrant and Intel
          Corporation, as amended

     *4.10 Agreement, dated May 12,  1998,  by and among  Registrant,  Evergreen
          Canada Israel Management Ltd., IJT Technologies Ltd., Periscope I Fund Israeli Partnership, Dovrat Shrem Trust Company Ltd., Rubin Gruber, C.E. Unterberg, Towbin LLC, C.E. Unterberg, Towbin Private Equity Partners LP, C.E. Unterberg, Towbin Private Equity Partners CV, C.E. Unterberg, Private Profit Sharing Plan FBO Alex Bernstein and Steimatzsky Ltd.

     *10.1 Key Employee Share Incentive Plan, as amended

     *10.2 Consultant Option Plan, as amended

     *10.3 License Agreement,  dated January 13, 1999,  between  Registrant  and
          RADCOM Ltd.

     *10.5 Lease Agreement, dated May 12, 1997,  between  RADVision Inc. and RAD
          Data Communications Inc., as amended

     10.6 Lease Agreement, dated January 19, 2001, between Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADVision Inc.

     23 Consent of Luboshitz Kasierer, Member Firm of Arthur Andersen, with respect to the Registration Statements on Form S-8.

        -------------------

     * Incorporated by reference to our registration statement on Form F-1, registration number 333-30916, as amended, filed with the Securities and Exchange Commission.

                                 RADVISION LTD.




                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS






                                                                      Page
                                                                      ----

Report of Independent Public Accountants                               F-2

Consolidated Balance Sheets as of December 31, 1999 and 2000           F-3

Consolidated Statements of Operations for the years ended
  December 31,  1998, 1999 and 2000                                    F-4

Consolidated Statements of Shareholders' Equity for the years
  ended December 31, 1998, 1999 and 2000                               F-5

Consolidated Statements of Cash Flows for the years ended
  December 31,  1998, 1999 and 2000                                    F-6

Notes to the Consolidated Financial Statements                         F-7

                                                                 Arthur Andersen
                                                              Luboshitz Kasierer







                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and the Shareholders of
RADVision Ltd.:
---------------



We have audited the accompanying consolidated balance sheets of RADVision Ltd. (an Israeli corporation) as of December 31, 1999 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RADVision Ltd. as of December 31, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                    /s/Luboshitz Kasierer
                                                      Luboshitz Kasierer
                                                Member Firm of Arthur Andersen

February 5, 2001

                                 RADVISION LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                        December 31,
                                                                 --------------------------
                                                       Note           1999          2000
                                                       ----      -----------   ------------
Current assets
  Cash and cash equivalents                             (3)      $ 2,604,735   $ 41,616,732
  Short-term investments                                (4)                -     39,549,589
  Trade receivables, net                                (5)        3,214,462      7,024,800
  Other receivables and prepaid expenses                (5)        1,516,576      1,051,481
  Inventories                                           (6)        2,433,422      4,955,796
                                                                   ---------      ---------
        Total current assets                                       9,769,195     94,198,398
                                                                   ---------     ----------

Long-term investments                                   (4)                -     15,897,320
                                                                   ---------     ----------

Property and equipment, net                             (7)        3,021,015      5,199,980
                                                                   ---------      ---------

Deposit with insurance companies                       (10)          470,361      1,054,730
                                                                     -------      ---------

      Total assets                                               $13,260,571   $116,350,428
                                                                 ===========   ============
Current liabilities
  Current maturities of long-term loans                          $    63,901   $     46,375
  Trade payables                                                   2,557,978      3,716,003
  Other payables and accrued expenses                   (8)        6,333,376     16,776,634
                                                                   ---------     ----------
      Total current liabilities                                    8,955,255     20,539,012
                                                                   ---------     ----------
Long-term liabilities
  Bank loans                                            (9)           67,383         18,750
  Accrued severance pay                                (10)          756,812      1,448,094
                                                                     -------      ---------
                                                                     824,195      1,466,844
                                                                     -------      ---------

        Total liabilities                                          9,779,450     22,005,856
                                                                   ---------     ----------
Commitments and contingencies                          (11)

Shareholders' equity                                   (12)
Preferred shares of NIS 0.1 par value:
  Authorized - 5,275,000 shares as of
   December 31, 1999; issued and outstanding -
   2,957,165 shares as of December 31, 1999                            3,825              -
Ordinary shares of NIS 0.1 par value:
  Authorized - 12,332,317 and 24,984,470 shares
   as of December 31, 1999 and 2000; issued and
   outstanding - 10,627,859 and 19,144,984 shares
   as of December 31, 1999 and 2000                                   16,820        164,675
  Additional paid-in capital                                      13,788,618    103,848,699
  Deferred compensation                                           (1,051,549)      (641,128)
  Accumulated deficit                                             (9,276,593)    (9,027,674)
                                                                  ----------     ----------
      Total shareholders' equity                                   3,481,121     94,344,572
                                                                   ---------     ----------

      Total liabilities and shareholders' equity                 $13,260,571   $116,350,428
                                                                 ===========   ============

       /s/Ami Amir                                      /s/David Seligman
       -----------                                      -----------------
       AMI AMIR                                         DAVID SELIGMAN
       Chief Executive Officer                          Chief Financial Officer

Date of approval of financial statements:
February 5, 2001


The accompanying notes form an integral part of these consolidated financial statements.

                                 RADVISION LTD.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                             For the year ended December 31,
                                                        ------------------------------------------
                                             Note           1998           1999            2000
                                             ----       -----------    -----------     -----------


Revenues                                     (13)       $ 8,894,414    $17,549,903     $45,911,292

Cost of revenues                                          1,412,147      2,853,393      11,446,399
                                                          ---------      ---------      ----------
      Gross profit                                        7,482,267     14,696,510      34,464,893
                                                          ---------     ----------      ----------

Operating expenses

  Research and development expenses                       4,378,829      7,666,583      14,263,347
  Less - participation by the Chief
    Scientist of the Government of Israel    (11)         1,139,749      1,096,722         352,994
                                                          ---------      ---------         -------

  Research and development expenses, net                  3,239,080      6,569,861      13,910,353

  Marketing and selling expenses, net        (14)         4,425,231      9,501,682      17,357,667

  General and administrative expenses                       669,578      1,426,154       3,458,004

  Repayment of future royalties              (11A)
    to the Chief Scientist                                        -              -       3,665,910
                                                          ---------     ----------       ---------

        Total operating expenses                          8,333,889     17,497,697      38,391,934
                                                          ---------     ----------      ----------

Operating loss                                             (851,622)    (2,801,187)     (3,927,041)

Financing income, net                                        22,447        105,133       4,175,960
                                                             ------        -------       ---------
       Net income (loss)                                $  (829,175)   $(2,696,054)    $   248,919
                                                        ===========    ===========     ===========

Earnings (loss) per ordinary share            (2)       $     (0.08)   $     (0.26)    $     0.014
                                                        ===========    ===========     ===========

Weighted average number of ordinary
  shares outstanding                                     10,491,764     10,538,395      17,174,453
                                                         ==========     ==========      ==========


Diluted earnings (loss) per ordinary share    (2)       $     (0.08)   $     (0.26)    $     0.013
                                                        ===========    ===========     ===========


Weighted average number of shares                        10,491,764     10,538,395      19,873,222
                                                         ==========     ==========      ==========






The accompanying notes form an integral part of these consolidated financial statements.

                                   RADVISION LTD.

                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY

                                     Preferred shares      Ordinary shares     Additional     Deferred     Accumulated     Total
                                     -----------------     ---------------      paid-in     compensation     deficit       -----
                                      Shares    Amount      Shares   Amount     capital     ------------     -------
                                      ------    ------      ------   ------     -------

Balance as of January 1, 1998             -   $     -  10,438,381 $ 16,482  $  7,180,255    $   (82,493)   $(5,751,364) $ 1,362,880

Ordinary shares issued                    -         -      89,675      159             -              -              -          159

Preferred shares issued           2,957,165     3,825           -        -     4,795,895(1)           -              -    4,799,720

Deferred compensation                     -         -           -        -       112,000       (112,000)             -            -

Amortization of deferred
  compensation                            -         -           -        -             -        116,115              -      116,115

Net loss                                  -         -           -        -             -              -       (829,175)    (829,175)
                                  ---------   -------  ---------- --------  ------------    -----------    -----------  -----------

Balance as of December 31, 1998   2,957,165   $ 3,825  10,528,056 $ 16,641  $ 12,088,150    $   (78,378)   $(6,580,539) $ 5,449,699

Ordinary shares issued                    -         -     158,250      179       249,821              -              -      250,000

Deferred compensation                     -         -           -        -     1,466,647     (1,466,647)             -            -

Amortization of deferred
compensation                              -         -           -        -       (16,000)       493,476              -      477,476

Net loss                                  -         -           -        -             -              -     (2,696,054)  (2,696,054)
                                  ---------   -------  ---------- --------  ------------    -----------    -----------  -----------

Balance as of December 31, 1999   2,957,165   $ 3,825  10,686,306 $ 16,820  $ 13,788,618    $(1,051,549)   $(9,276,593) $ 3,481,121

Ordinary shares issued                    -         -   4,960,822  125,052    89,094,289(2)           -              -   89,219,341

Conversion of preferred shares   (2,957,165)   (3,825)  2,957,165    3,825             -              -              -            -

Cancellation of ordinary shares           -         -     (58,447)       -             -              -              -            -

Deferred compensation                     -         -           -        -       218,000       (218,000)             -            -

Options exercised                         -         -     599,138   18,978       779,802              -              -      798,780

Amortization of deferred
  compensation                            -         -           -        -       (32,010)       628,421              -      596,411

Net income                                -         -           -        -             -              -        248,919      248,919
                                  ---------   -------  ---------- --------  ------------    -----------    -----------  -----------

Balance as of December 31, 2000           -   $     -  19,144,984 $164,675  $103,848,699    $  (641,128)   $(9,027,674) $94,344,572
                                  =========   =======  ========== ========  ============    ===========    ===========  ===========



(1)   Net of issuance expenses of approximately $85,000.
(2)   Net of issuance expenses of approximately $8,400,000.


The accompanying notes form an integral part of these consolidated financial statements.

                                 RADVISION LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     For the year ended December 31,
                                                                 --------------------------------------------
                                                                      1998            1999            2000
                                                                 ------------    -----------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss) income                                              $  (829,175)    $(2,696,054)   $    248,919
  Adjustments to reconcile net (loss) income to net cash
    provided by (used in) operating activities:
     Income and expenses not affecting operating cash flows:
        Depreciation                                                 360,331         718,444       1,843,449
        Severance pay                                                 39,051         103,616         106,913
        Amortization of deferred compensation                        116,115         477,476         596,411
        Other                                                         17,159          19,308          35,115
     Changes in operating assets and liabilities:
        Increase in trade receivables, net                          (724,060)       (647,116)     (3,810,338)
        Decrease (increase) in other receivables and prepaid
          expenses                                                  (625,820)       (429,625)        465,095
        Increase in inventories                                     (447,200)     (1,560,790)     (2,522,374)
        Increase in trade payables                                   282,924       1,923,895       1,158,025
        Increase in other payables and accrued expenses              963,589       3,528,540      10,443,258
                                                                     -------       ---------      ----------
            Net cash provided by (used in) operating activities     (847,086)      1,437,694       8,564,473
                                                                    --------       ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Increase in short-term investments                                       -               -     (39,549,589)
  Increase in long-term investments                                        -               -     (15,897,320)
  Purchase of property and equipment                              (1,102,164)     (2,388,490)     (4,175,250)
  Proceeds from sale of property and equipment                        19,285          74,257         117,721
                                                                      ------          ------         -------
            Net cash used in investing activities                 (1,082,879)     (2,314,233)    (59,504,438)
                                                                  ----------      ----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of share capital                                        4,799,879         250,000      90,018,121
  Decrease in short-term credit                                      (54,055)        (10,701)              -
  Long-term loans received                                           100,000               -               -
  Repayment of long-term loans                                       (45,734)        (62,763)        (66,159)
                                                                     -------         -------         -------
            Net cash provided by financing activities              4,800,090         176,536      89,951,962
                                                                   ---------         -------      ----------

INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                      2,870,125        (700,003)     39,011,997

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                                  434,613       3,304,738       2,604,735
                                                                     -------       ---------       ---------
CASH AND CASH EQUIVALENTS AT
  END OF YEAR                                                    $ 3,304,738     $ 2,604,735    $ 41,616,732
                                                                 ===========     ===========    ============

CASH PAID DURING THE YEAR IN RESPECT OF
  INTEREST                                                       $    22,715     $    15,839    $      8,367
                                                                 ===========     ===========    ============

NON-CASH ACTIVITY                                                $         -     $   200,000    $          -
                                                                 ===========     ===========    ============



The accompanying notes form an integral part of these consolidated financial statements.

                                 RADVISION LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

Note 1 - General

          RADVision Ltd. referred to in these consolidated financial statements as the Company, an Israeli corporation, designs, develops and supplies products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol.

          The consolidated financial statements of the Company have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar. All of the Company's sales are in U.S. dollars or are dollar-linked. Most purchases of materials and components and most marketing costs are denominated in U.S. dollars. Therefore, the functional currency of the Company is the U.S. dollar.

          Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board of the United States ("FASB"). Items have been remeasured as follows:

          - Monetary items - at the exchange rate in effect on the balance sheet date.

          -    Non monetary items - at historical exchange rates.

          - Revenue and expense items - at the exchange rates in effect as of the date of recognition of those items, excluding depreciation and other items deriving from non-monetary items.

          All exchange gains and losses from the remeasurement mentioned above, which are immaterial for all periods presented are reflected in the statement of operations. The representative rate of exchange at December 31, 2000 was U.S.$ 1.00 = NIS 4.041; and at December 31, 1999 and 1998 = NIS 4.153 and NIS 4.16, respectively.

     Note 2 - Significant Accounting Policies

          The financial statements are prepared according to generally accepted accounting principles in the United States. The significant accounting policies

                                 RADVISION LTD.

          followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

          A.   Principles of Consolidation

               The financial statements include the accounts of the Company and its wholly-owned subsidiaries in the United States, Netherlands and Hong Kong. Material intercompany balances and transactions have been eliminated.

          B.   Cash and Cash Equivalents

               All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

          C.   Allowance for Doubtful Accounts

               Allowance for doubtful accounts is computed for specific debts the collectibility of which is doubtful based upon the Company's experience.

          D.   Inventories

               Inventories are valued at the lower of cost or market. Cost is determined on the moving average basis.

          E.   Property and Equipment

               Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful life of the assets, ranging from 3 to 15 years.

          F.   Investments

               The Company accounts for investments in debentures under Statement of Financial Accounting Standard ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under SFAS No. 115, investments in debentures for which the Company has the positive intent and ability to hold to maturity, are reported at amortized cost, which approximates fair market value.

                                 RADVISION LTD.

          G.   Revenue Recognition

               Revenues from sales of products and technology are recognized in accordance with Statement of Position (SOP) 97-2, as amended by SOP 98-4, upon delivery, when collection is probable, the vendor's fee is fixed or determinable and persuasive evidence of an arrangement exists. Provided that all other elements of SOP 97-2 are met, revenues are recognized upon delivery, whether the customer is a distributor or the final end user. Revenues for maintenance and support services are deferred and recognized ratably over the service period.

               In accordance with SOP 97-2, revenues for multi-element arrangements, that is, sales of products or technology in conjunction with post-contract customer support services, are segregated. Revenues allocated to the delivered elements are recognized upon delivery, provided that the other elements of SOP 97-2 are satisfied. Revenues allocated to the undelivered elements (post-contract customer support services) are deferred and recognized ratably over the service period. The portion of the fee for multi-element arrangements allocated to the undelivered elements (post-contract customer support services) is based on vendor-specific objective evidence determined, in the case of post-contract customer support services, based on the annual renewal rate for such services actually charged to customers for years subsequent to the first year following sale. The remaining portion of the fee is allocated to the delivered elements based on the residual value method.

          H.   Research and Development Costs

               Research and development costs, net of participations by the Government of Israel through the Ministry of Industry and Trade, Office of the Chief Scientist, are charged to operations as incurred. Software development costs are considered for capitalization when technological feasibility is established according to SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Costs incurred after achievement of technological feasibility in the process of software production have not been material. Therefore, the Company has not capitalized any of its research and development expenses and does not anticipate that its development process will differ materially in the future.

                                 RADVISION LTD.

          I.   Income Taxes

               The Company accounts for income taxes under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

          J.   Fair Value of Financial Instruments

               Unless   otherwise   noted,  the  carrying  amount  of  financial
               instruments approximates fair value.

          K.   Provision for Warranty Costs

               The Company  warranties  its products for a twelve month  period.
               Provision  for  warranty   costs  are  based  on  Company's  past
               experience.

          L.   Basic and Diluted Net Earnings (Loss) Per Share

               Basic and diluted net earnings (loss) per share are presented according to SFAS No. 128, "Earnings per share", for all periods presented.

               Basic and diluted net earnings (loss) per share have been computed using the weighted average number of ordinary shares outstanding during the period.

          M.   Share-based Compensation

               The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and the accounting rules in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", including the FASB Issued Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation on Interpretation of APB 25." The Company has provided the necessary pro forma disclosures as if the fair value method had been applied. See
               Note 12(E).

                                 RADVISION LTD.

          N.   Use of Estimates

               The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          O.   Recently Issued New Accounting Standards

               In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 as amended by SFAS 138 established accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company believes that the adoption of SFAS No. 133 will not have a material effect on its financial statements.

     Note 3 - Cash and Cash Equivalents

                                                              December 31,
                                                        -----------------------
                                                            1999         2000
                                                        ----------  -----------
           Cash in banks, primarily in U.S. dollars $1,828,335 $ 5,004,185 Bank deposits in U.S. dollars, bearing
             annual interest rate of 6.5%                  615,875   36,150,532
           Bank deposits in NIS, bearing annual
             interest rate of 7.1%                         160,525      462,015
                                                           -------      -------
                                                        $2,604,735  $41,616,732
                                                        ==========  ===========


          The interest rates are as of December 31, 2000.

                                 RADVISION LTD.

     Note 4 - Investments

                                                              December 31,
                                                          -------------------
                                                          1999        2000
                                                          ----     ----------

          Bank deposits in U.S. dollars bearing
            annual interest rate of 6.7%                     -     12,208,190
          Marketable debentures, bearing annual
            interest of 7%.                                  -     27,341,399
                                                          ----     ----------
                                                             -     39,549,589
                                                          ====     ==========


          Marketable debentures in the amount of $15,897,320 that mature later than December 31, 2001, bearing annual interest of 7%, are presented as long-term investments.

          The interest rates are as of December 31, 2000.

     Note 5 - Trade Receivables, Net

            A. Trade receivables are presented net of allowance for doubtful accounts in the amount of $224,705 and $577,028 as of December 31, 1999 and 2000. The Company generally provides customers with a thirty to sixty day post-sale acceptance period, during which customers can return products for a full refund. Historically, returns during this period have been negligible.

            B.    Other   receivables  and  prepaid   expenses   include  grants
                  receivable from the Government of Israel in the amount of $864,444 and zero as of December 31, 1999 and 2000.

     Note 6 - Inventories

                                                       December 31,
                                                ------------------------
                                                    1999         2000
                                                ----------    ----------
           Materials and components             $1,037,633    $2,377,026
           Work in process                         634,969       609,637
           Finished products                       760,820     1,969,133
                                                   -------     ---------
                                                $2,433,422    $4,955,796
                                                ==========    ==========

                                 RADVISION LTD.

     Note 7 - Property and Equipment, net

                                                           December 31,
                                                    -------------------------
                                                        1999          2000
                                                    ----------     ----------
      COST
        Research and development equipment          $1,370,345     $2,694,941
        Motor vehicles                               1,039,715      1,090,178
        Manufacturing equipment                        236,208        280,047
        Office furniture and equipment and
         leasehold improvements                      1,753,264      4,288,005
                                                     ---------      ---------
                                                    $4,399,532     $8,353,171
                                                    ----------     ----------

      ACCUMULATED DEPRECIATION
        Research and development equipment             669,773      1,232,186
        Motor vehicles                                 148,674        241,872
        Manufacturing equipment                        109,383        169,159
        Office furniture and equipment and
         leasehold improvements                        450,687      1,509,974
                                                       -------      ---------
                                                     1,378,517      3,153,191
                                                     ---------      ---------

      NET BOOK VALUE                                $3,021,015     $5,199,980
                                                    ==========     ==========


          For the years ended December 31, 1998, 1999 and 2000, depreciation expense was $360,331, $718,444 and $1,843,449, respectively.

          The Company's property and equipment are primarily located in Israel.

     Note 8 - Other Payables and Accrued Expenses

                                                            December 31,
                                                     --------------------------
                                                         1999           2000
                                                     ----------     -----------
        Deferred income                              $2,903,587     $10,298,334
        Employees and employee institutions (1)       1,493,704       2,345,104
        Accrued royalties                               476,000         410,681
        Tax withholding payable                         403,000         310,068
        Accrued expenses                              1,030,085       3,412,447
                                                      ---------       ---------
                                                     $6,333,376     $16,776,634
                                                     ==========     ===========

                                 RADVISION LTD.

          (1) Employees and employee institutions include salaries, bonuses and employee institutions payable. The employee institutions include amounts deducted from employees payroll for December 1999 and 2000, respectively for educational funds and insurance policies funds. For the years ended December 31, 1998, 1999 and 2000 educational funds expenses were $122,239, $232,996 and $547,491 and insurance policies funds expenses were $208,145, $409,598 and $375,035.

     Note 9 - Long-term Bank Loans

                                                         December 31,
                                                    ---------------------
                                                      1999         2000
                                                    --------      -------
           Loans linked to the U.S. dollar          $131,284      $65,125
           Less - current maturities                  63,901       46,375
                                                      ------       ------
                                                    $ 67,383      $18,750
                                                    ========      =======


          The loans bear interest at an annual rate of Libor plus 1%, which was 7.3% at December 31, 2000, and mature in equal quarterly installments through 2002.

     Note 10 - Accrued Severance Pay

          Under Israeli law and labor agreements, the Company is required to make severance payments to its dismissed employees and employees leaving its employment in certain other circumstances. The Company's severance pay liability to its employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of the employee's employment, is reflected in the Company's balance sheet on the accrual basis, and is partially funded by purchase of insurance policies in the name of the Company. The severance pay expense for the years ended December 31, 1998, 1999 and 2000 amounted to $134,248, $365,076, and $606,187.

     Note 11 - Commitments and Contingencies

          A. In connection with its research and development, the Company received and accrued participation payments from the Office of the Chief Scientist of the Ministry of Industry and Trade in Israel in the total amount of approximately $4.9 million. In December 2000 the Company

                                 RADVISION LTD.

               repaid  all  its  remaining   commitment   with  regard  to  this
               participation in the amount of approximately $3.7 million.

          B. In connection with its marketing activities, the Company received and accrued participation payments from the Government of Israel
               - Fund for the Encouragement of Marketing Activities, in the total amount of approximately $686,000. In return for the participation payments, the Company is committed to pay royalties at a rate of 3% of the Company's total increase in export sales, from the end of the second year of implementation of the marketing plan until the date at which the participation has been fully repaid. The Company's total commitment for royalties payable with respect to future sales, based on Government of Israel participations received or accrued, net of royalties paid or accrued, totaled approximately $200,000 as of December 31, 2000.

          C. In connection with its research and development, the Company received and accrued participation payments from the Israel U.S. Binational Industrial Research and Development Foundation (BIRDF), in the total amount of approximately $188,000. In return for the participation, the Company is committed to pay royalties at a rate of 2.5% of proceeds from the first year's sales and 5% of the proceeds from the succeeding years' sales, up to the amount of the grant. Once the amount of the grant has been repaid, royalties will be payable at the rate of 2.5% of proceeds, until additional royalties equal to one half of the grant amount have been repaid. The Company's total commitment for royalties payable with respect to future sales, based on Government participations received or accrued, net of royalties paid or accrued, totaled approximately $276,000 as of December 31, 2000.

          D. The Company and its subsidiaries operate from leased premises in Israel, United States, China and Hong Kong. Lease agreements expire in May 2001 through March 2006 (some with renewal options). Annual minimum future rental payments due under the above agreements, at the exchange rate in effect on December 31, 2000, are approximately as follows:

                2001                               $1,932,482
                2002                                1,939,109
                2003                                1,888,664
                2004                                1,888,664
                2005 and thereafter                 1,273,360
                                                    ---------
                                                   $8,922,279
                                                   ==========

                                 RADVISION LTD.

          E. The Company is committed to pay royalties to third parties for the integration of these third parties' technologies into the Company's products. Royalties are payable based on the sales volume of these products, for as long as the Company uses these technologies, without limit on the amount of royalties payable. The rates of these royalties are based on a fixed amount per product sold by the Company in the range of $1.00 to $5.00 per unit sold. The agreements pursuant to which the royalties are payable have no expiration date. Annual minimum future royalty payments are approximately as follows:

                 2001                                       $25,000
                 2002                                        25,000
                 2003                                        25,000
                                                             ------
                                                            $75,000
                                                            =======


          F. In 1998, a third party sent correspondence to the Company's affiliate alleging that some products manufactured by the Company infringe upon patents held by the third party and offered to license these patents to the Company. In subsequent correspondence, the Company's affiliate requested that the third party specifically substantiate each allegation of infringement before the Company's affiliate would be prepared to enter into any licensing arrangements. The Company does not believe that these allegations will have a material adverse effect upon its business, financial position, results of operations or liquidity. The Company's affiliate has received further correspondence from the third party, in which the third party has, among other things, reiterated its claims. The Company's affiliate does not believe the third party has substantiated its claims and has communicated this belief to the third party. The Company's affiliate has advised the Company that the alleged infringement claims are unresolved.

     Note 12 - Shareholders' Equity

          A. On January 18, 2000, the Company increased its authorized Ordinary Share Capital to 24,984,470 Ordinary Shares and 15,530 deferred shares of NIS 0.1 par value per share and all outstanding preferred shares were converted into an identical number of ordinary shares.

               In January 2000, the Company effected a 211 to 1 share split in the form of a share dividend.

                                 RADVISION LTD.

               All references to per share amounts and the number of shares in these financial statements have been restated to reflect the abovementioned changes.

          B. The Company has an authorized share capital of 15,530 deferred shares of par value NIS 0.1 each. The deferred shares confer no rights or privileges on their holders except for the right to receive upon dissolution or liquidation the par value of the deferred shares.

          C. In March 2000, the Company issued 590,822 ordinary shares in a private placement to Siemens Aktiengesellschaft, Samsung Electro-Mechanics Co. Ltd. and Samsung Venture Investment Corporation for an aggregate consideration of approximately $10 million.

          D. On March 13, 2000, the Company issued 4,370,000 ordinary shares in an initial public offering for $87 million, or $20 per share.

          E. The Company adopted a key employee share incentive plan which provides for the grant by the Company of option awards to purchase up to an aggregate of 3,800,000 ordinary shares to officers, employees, directors and consultants of the Company, its subsidiaries and affiliates. The options vest ratably over vesting periods ranging from three to five years. The options expire 62 to 120 months from the date of issuance. The exercise price of options, under the plan is at varying prices ranging from $0.95 to $28.

               Transactions related to the share incentive plan during the years ended December 31, 1998, 1999 and 2000 and the weighted average exercise prices per share and weighted average fair value of the options at the date of grant are summarized as follows:

                                 RADVISION LTD.

                                          Outstanding   Weighted    Weighted
                                            options      average  average fair
                                                        exercise    value of
                                                        price per   options
                                                          share     granted
                                          -----------   --------- ------------
  Outstanding as of January 1, 1998          649,880    $ 1.41
  Options granted                            791,250      1.18        $0.29
  Options forfeited                          (10,550)     1.64
                                             -------      ----
  Outstanding as of December 31, 1998      1,430,580      1.28
  Options granted                          1,421,296      1.18        $1.14
  Options forfeited                         (184,625)     1.80
                                            --------      ----
  Outstanding as of December 31, 1999      2,667,251      1.23
  Options granted                          1,390,795     16.68        $9.38
  Options exercised                         (599,138)     1.46
  Options forfeited                         (230,252)     7.30
                                            --------      ----
  Outstanding as of December 31, 2000      3,228,656    $ 7.48
                                           =========    ======


          The following table summarizes information about options outstanding and exercisable at December 31, 2000:

                        Options outstanding             Options exercisable
              --------------------------------------- --------------------------
 Exercise        Number        Weighted -  Weighted -      Number     Weighted -
   price      outstanding at    average     average   outstanding at   average
               December 31,    remaining   exercise    December 31,   exercise
                   2000       contractual   prices         2000        prices
                                 life
-----------   --------------  ----------   ---------- --------------  ----------

$0.95-$0.98       663,494         2.86       $ 0.95       201,621       $0.95
 1.18             718,799         2.55         1.18       343,826        1.18
 1.58-1.64        503,881         3.48         1.58       132,771        1.59
 1.74              49,010         1.41         1.74        33,276        1.74
 10.20            118,478         4.04        10.20        29,620       10.20
 12.00            305,472         4.20        12.00         8,111       12.00
 12.94            186,000         4.97        12.94             -        -
 17.00            440,022         4.56        17.00             -        -
 28.00            243,500         4.91        28.00             -        -
                  -------                                 -------
                3,228,656                                 749,225
                =========                                 =======

                                 RADVISION LTD.

          The amounts of deferred compensation recognized arising from the difference between the exercise price and the fair market value on the date of the grant of $112,000, $1,466,647 and $218,000 for options granted in the years ended December 31, 1998, 1999 and 2000, are included in shareholders' equity and are amortized over the vesting periods of the options according to APB 25. Under APB 25, the deferred compensation expense for the years ended December 31,1998, 1999 and 2000 amounted to $116,115, $477,476 and $596,411.


               If deferred compensation had been determined under the alternative fair value accounting method provided for under SFAS Statement No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and net loss per share would have been increased to the following pro forma amounts:

                                              For the year ended December 31,
                                         ---------------------------------------
                                            1998           1999          2000
                                         ----------   ------------   -----------
                Net income (loss):
                  As reported            $(829,175)   $(2,696,054)     $248,919
                  Pro forma               (956,396)    (2,749,826)   (3,196,900)

                Net earnings (loss)
                 per share:
                   Basic                     (0.08)        (0.26)        0.014
                   Diluted                   (0.08)        (0.26)        0.013
                  Pro forma
                   Basic                     (0.09)        (0.26)        (0.19)
                   Diluted                    -             -             -

               Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1999 and 2000: (1) expected life of the options of 2.72, 2.84 and 2.39; (2) no dividend yield; (3) expected volatility of 0% for 1998 and 1999 and expected volatility of 80% for 2000; and (4) risk-free interest rate of 5%.

                                 RADVISION LTD.

     Note 13 - Revenues

          The Company's sales by geographic area are as follows:

                                                    For the year ended
                                                       December 31,
                                         --------------------------------------
                                             1998          1999          2000
                                         ----------   -----------   -----------
         North America, principally
           the United States             $4,845,522   $ 9,530,948   $28,830,023
         Europe                           2,248,880     4,045,882     7,327,630
         Far East                           942,460     2,662,865     5,286,587
         Israel                             857,552     1,310,208     4,467,052
                                            -------     ---------     ---------
                                         $8,894,414   $17,549,903   $45,911,292
                                         ==========   ===========   ===========


          The Company manages its business on the basis of one reportable segment.

          For the years ended December 31, 1998 and 1999, no single customer represented more than 10% of sales. For the year ended December 31, 2000, one customer accounted for approximately 22% of sales for that period.

     Note 14 - Marketing and Selling Expenses, Net

                                                     For the year ended
                                                        December 31,
                                           -------------------------------------
                                               1998         1999         2000
                                           ----------   ----------   -----------

Marketing and selling expenses             $4,603,336   $9,699,745   $17,491,503
Participation by the Government
  of Israel                                   178,105      198,063       133,836
                                              -------      -------       -------
Marketing and selling expenses, net        $4,425,231   $9,501,682   $17,357,667
                                           ==========   ==========   ===========

Marketing and selling expenses include:
  Royalties to the Government of Israel    $  366,736   $  896,249   $   749,556
                                           ==========   ==========   ===========



     Note 15 - Concentration of Credit Risk

          For the period ended December 31, 1999, no single customer accounted for more than 10% of the Company's sales and no customer represented more

                                 RADVISION LTD.

          than 10% of trade receivables. As of December 31, 2000, current balances of two customers accounted for 22% and 20% of the Company's trade receivables. The Company does not generally require collateral to support credit sales. Allowances are maintained for potential credit losses.

     Note 16 - Related Party Balances and Transactions

          A.   Balances with Related Parties

                                                              December 31,
                                                         -------------------
                                                            1999      2000
                                                         --------   --------

                Receivables                              $124,264   $ 72,923
                Trade payables                            305,325    197,496


          B.   Transactions with Related Parties

                                                     For the year ended
                                                        December 31,
                                           ----------------------------------
                                               1998       1999         2000
                                           --------    --------    ----------

             Revenues (1)                  $ 47,429    $166,812    $  251,019
             Cost of revenues (3) (4)       252,655     384,951       842,143
             Research and development
               expenses (2)(3)                3,017     362,573       621,510
             Marketing, selling, general
               and administrative           201,238
               expenses (2) (3)                         343,873     1,210,381
             Purchase of property and
               equipment (5)                 64,225     283,752       722,157

          (1) Includes revenues from agreements to license the Company's technology to Radcom Ltd. and Rad Data Communications Ltd., affiliated companies. The agreements are based on the Company's standard form and include a licensing fee, maintenance and support services for one year and minimum royalty payments on sales of products which incorporate the technology.

                                 RADVISION LTD.

          (2) Includes legal, human resources and administrative services provided to the Company by affiliated companies which the Company reimburses for the costs incurred in providing these services.

          (3) Includes rental fees based on lease agreements with Rit Technologies Ltd., Rad Data Communications Ltd., and several other affiliated companies. Under these lease agreements, the Company leases office space of approximately 21,830 and 9,000 square feet, in Israel and in New Jersey, respectively. The expiration dates of these lease agreements range from August 2000 to May 2002.

          (4) Includes the purchase of components from Rad Data Communications Ltd., an affiliated company, which the Company integrates into its products.

          (5) Includes property and equipment that were purchased mainly from Bynet Data Communications Ltd., an affiliated company.

     Note 17 - Taxes on Income

          A. The Company's investment program totaling $122,000 has been granted Approved Enterprise status under the Law for Encouragement of Capital Investments, 1959. In addition, the Company was granted Approved Enterprise status for an expansion of a previous program totaling $375,000. The Company is entitled to a tax benefit period of seven years, on income derived from these programs, as follows: a full income tax exemption for the first two years and a reduced income tax rate of 25% (instead of the regular rate of 36%) for the remaining five year period. If foreign shareholdings in the Company exceed 25%, the period for which the Company is entitled to a reduced income tax is extended to eight years.

               If the Company distributes a cash dividend out of retained earnings which were tax exempt due to its approved enterprise status, the Company would have to pay a 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the recipients.

               Should the Company derive income from sources other than the approved enterprise programs during the relevant period of benefits,

                                 RADVISION LTD.

               this income will be taxable at the regular corporate tax rate, which is 36%.

               The benefits from the Company's approved enterprise programs are dependent upon the Company fulfilling the conditions stipulated by the Law for Encouragement of Capital Investments, 1959 and the regulations published under this law, as well as the criteria in the approval for the specific investment in the Company's approved enterprise programs. If the Company does not comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest. As of the date of these financial statements, the Company believes that it has complied with these conditions.

          B. The Company is subject to the Income Tax Law (Inflationary Adjustments), 1985, measuring income on the basis of changes in the Israeli Consumer Price Index.

          C. The Company is an "Industrial Company" under the Law for Encouragement of Industry (Taxes), 1969 and is therefore entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment and deduction of expenses incurred in connection with a public offering.

          D. Through December 31, 1994, the Company's losses for tax purposes were assigned to a shareholder, and are not available to the Company.

          E. As of December 31, 2000, the Company's net operating loss carryforwards for tax purposes amounted to approximately $15.0 million. These net operating losses may be carried forward indefinitely and offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt. Accordingly, the income tax rate of the Company during the tax exempt period will be zero, and there will be no tax benefit available from these losses and no deferred income taxes have been included in these financial statements. Deferred taxes in respect of other temporary differences are immaterial.

          F. The U.S. subsidiary's carryforward tax losses through December 31, 2000 amounted to approximately $8.0 million. These losses are

                                 RADVISION LTD.

               available to offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2010 - 2014.

               Details of deferred tax assets are as follows:

                                                              December 31,
                                                        -----------------------
                                                           1999        2000
                                                       ----------  ------------

                Net operating loss carryforwards       $ 770,000   $ 2,835,000
                Less - valuation allowance              (770,000)   (2,835,000)
                                                       ---------   -----------
                                                       $       -   $         -
                                                       =========   ===========


            G. A reconciliation between the theoretical tax benefit, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

                                          For the year ended December 31,
                                       ------------------------------------
                                          1998         1999         2000
                                       ----------   ----------   ----------
       Theoretical tax expense
         (benefit) computed at the
         statutory rate (36%)          $(298,503)   $(970,579)   $  89,611
       Loss and other items for
         which deferred taxes were
         not provided, net               277,000      936,423     (181,665)
       Non-deductible expenses            21,503       34,156       92,054
                                          ------       ------       ------
       Income tax benefit              $       -    $       -    $       -
                                       =========    =========    =========


          H.   The Company has been  assessed for tax purposes  through the year
               1996.


                                  # # # # # # #

                               S I G N A T U R E S
                               -------------------

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          RADVISION LTD.



                                          By: /s/Gadi Tamari
                                              --------------
                                              Name:  Gadi Tamari
                                              Title: Chief Executive Officer



                                          By: /s/David Seligman
                                              -----------------
                                              Name:  David Seligman
                                              Title:  Chief Financial Officer



Dated:  June 4, 2001

                                    Exhibits

    Exhibit            Description
    -------            -----------

     *3.1 Memorandum of Association of the Registrant

     *3.2 Articles of Association of the Registrant

     *4.1 Form of Ordinary Share Certificate

     *4.2 Agreement,  dated as of April 14, 1995, by and among  Registrant,  RAD
          Data Communications Ltd. and Yehuda Zisapel and Zohar Zisapel

     *4.3 Agreement,  dated as of April 18, 1995, by and among Registrant,  Clal
          Venture Capital Fund LP and Yehuda Zisapel and Zohar Zisapel

     *4.4 Agreement, dated as of April 18, 1995, by and among Registrant, Lannet
          Data Communications Ltd. and Yehuda Zisapel and Zohar Zisapel

     *4.5 Agreement,  dated as of April 19, 1995, by and among  Registrant,  ECI
          Telecom Ltd. and Yehuda Zisapel and Zohar Zisapel

     *4.6 Agreement, dated as of April 24, 1995, by and among Registrant,  Zohar
          Gilon, Avraham Neuman, Yair Tauman and W.S.P. Capital Investment Ltd., and Yehuda Zisapel and Zohar Zisapel

     *4.7 Agreement, dated as of April 26, 1995, by and among Registrant, Lerosh
          Investments Ltd., Gevahim Investments House Limited Ltd., Yoav Chelouche, Permal Emerging Growth V Ltd., Maritime--Julex Investment Ltd., Shraga Blazer and Eli Luz and Yehuda Zisapel and Zohar Zisapel

     *4.8 Agreement, dated as of April 27, 1995, by and among Registrant, Finovelec, Factory Systemes, Houston Venture Partners, Ltd. and Yehuda Zisapel and Zohar Zisapel

     *4.9 Agreement, dated September 12, 1996, by and among Registrant and Intel
          Corporation, as amended

     *4.10 Agreement, dated May 12,  1998,  by and among  Registrant,  Evergreen
          Canada Israel Management Ltd., IJT Technologies Ltd., Periscope I Fund Israeli Partnership, Dovrat Shrem Trust Company Ltd., Rubin Gruber, C.E. Unterberg, Towbin LLC, C.E. Unterberg, Towbin Private Equity Partners LP, C.E. Unterberg, Towbin Private Equity Partners CV, C.E. Unterberg, Private Profit Sharing Plan FBO Alex Bernstein and Steimatzsky Ltd.

     *10.1 Key Employee Share Incentive Plan, as amended

     *10.2 Consultant Option Plan, as amended

     *10.3 License Agreement,  dated January 13, 1999,  between  Registrant  and
          RADCOM Ltd.

     *10.5 Lease Agreement, dated May 12, 1997,  between  RADVision Inc. and RAD
          Data Communications Inc., as amended

     10.6 Lease Agreement, dated January 19, 2001, between Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADVision Inc.

     23 Consent of Luboshitz Kasierer, Member Firm of Arthur Andersen, with respect to the Registration Statements on Form S-8.

        -------------------

     * Incorporated by reference to our registration statement on Form F-1, registration number 333-30916, as amended, filed with the Securities and Exchange Commission.