Form 20-F
period 2004-12-31
RADVISION LTD
filed 2005-04-06
CIK 1105519

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 0-15375

RADVISION LTD.
(Exact Name of Registrant as specified in its charter
and translation of Registrant's name into English)

Israel
(Jurisdiction of Incorporation or Organization)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, NIS 0.1 Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary Shares, par value NIS 0.1 per share…………… 20,569,018
(as of December 31, 2004)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒  No  ☐
Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐  Item 18  ☒

TABLE OF CONTENTS

PART I			3

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		3
ITEM 3.	KEY INFORMATION		3
	A.	Selected Financial Data	3
	B.	Capitalization and Indebtedness	4
	C.	Reasons for the Offer and Use of Proceeds	4
	D.	Risk Factors	4
ITEM 4.	INFORMATION ON THE COMPANY		17
	A.	History and Development of the Company	17
	B.	Business Overview	19
	C.	Organizational Structure	39
	D.	Property, Plants and Equipment	40
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		40
	A.	Operating Results	40
	B.	Liquidity and Capital Resources	54
	C.	Research and Development, Patents and Licenses	56
	D.	Trend Information	56
	E.	Off-balance Sheet Arrangements	57
	F.	Tabular Disclosure of Contractual Obligations	57
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		57
	A.	Directors and Senior Management	57
	B.	Compensation	61
	C.	Board Practices	62
	D.	Employees	70
	E.	Share Ownership	71
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		76
	A.	Major Shareholders	76
	B.	Related Party Transactions	78
	C.	Interests of Experts and Counsel	80
ITEM 8.	FINANCIAL INFORMATION		80
	A.	Consolidated Statements and Other Financial Information	80
	B.	Significant Changes	81
ITEM 9.	THE OFFER AND LISTING		82
	A.	Offer and Listing Details	82
	B.	Plan of Distribution	83
	C.	Markets	83
	D.	Selling Shareholders	83
	E.	Dilution	83
	F.	Expense of the Issue	83
ITEM 10.	ADDITIONAL INFORMATION		84
	A.	Share Capital	84
	B.	Memorandum and Articles of Association	84
	C.	Material Contracts	87

-ii-

-iii-

INTRODUCTION

RADVISION Ltd., incorporated under the laws of the State of Israel, is a designer, developer and supplier of products and technology that enable real-time voice, video and data communication over packet networks, including the Internet and other Internet Protocol, or IP, networks. Since our initial public offering on March 14, 2000, our ordinary shares have been listed on the NASDAQ National Market (symbol: RVSN). Since October 20, 2002, our ordinary shares have also traded on the Tel Aviv Stock Exchange. We were incorporated in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994. Following a bidding process held under the supervision of a United States Bankruptcy Court, we acquired substantially all of the assets of First Virtual Communications, Inc, or FVC, and its wholly owned subsidiary, CUseeMe Networks, Inc. on March 15, 2005. FVC creates leading software products that enable interactive voice, video and data collaboration over IP-based networks. The acquired products provide cost-effective, integrated end-to-end solutions for large-scale deployments from the desktop to the conference room. They also enable best-of-breed collaborative conferencing solutions to be extended to ISDN and ATM networks. We currently have sales offices in the United States and Israel and marketing, representative and liaison offices in Brazil, China, Hong Kong, India, Japan, Korea and the United Kingdom. As used in this annual report, the terms “we,” “us”, “our,” and “RADVISION” mean RADVISION Ltd. and its subsidiaries, unless otherwise indicated.

RADVISION Ltd. is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, we are eligible to file this annual report pursuant to Section 13 of the Securities Exchange Act of 1934 Act on Form 20-F and to file interim reports on Form 6-K. However, since 2001, we voluntarily filed our annual and interim reports on Forms 10-K, 10-Q and 8-K. On March 14, 2005, we filed a Form 8-K advising that we would begin to file our annual reports with the U.S. Securities and Exchange Commission, or the Commission, on Form 20-F for foreign private issuers, effective as of the year ended December 31, 2004 and that we would timely furnish our quarterly financial statements under a Report of Foreign Private Issuer on Form 6-K.

This Annual Report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs, "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D "Key Information -Risk Factors."

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) generally accepted in the United States. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.    SELECTED FINANCIAL DATA

The following selected consolidated financial data for and as of the five years ended December 31, 2004, are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2002, 2001 and 2000 and for the years ended December 31, 2001 and 2000 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Our consolidated financial statements at December 31, 2003 and for the year then ended have been restated. See Note 1.b. to our consolidated financial statements included in this annual report on Form 20-F and Item 5.A. "Operating and Financial Review and Prospects - Operating Results - Restatement of Previously-Issued Financial Statements."

	Year Ended December 31,
	2000	2001	2002	2003*	2004
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$45,911	$46,227	$49,095	$51,304	$64,236

Operating expenses:
Cost of revenues	11,446	10,362	10,946	11,351	13,108
Research and development	14,263	17,933	15,338	14,573	17,484
Less participation by the Chief Scientist	353	-	-	-	-
Research and development, net	13,910	17,933	15,338	14,573	17,484
Marketing and selling, net	17,358	16,735	18,624	19,969	24,620
General and administrative	3,458	4,438	4,098	4,040	4,900
Restructuring costs (income)	-	3,023	-	(1,061)	-
Royalties to Chief Scientist	3,666	-	-	-	-
Total operating expenses	49,838	52,491	49,006	48,872	60,112
Operating income (loss)	(3,927)	(6,264)	89	2,432	4,124
Financial income, net	4,176	4,652	2,667	2,130	1,860
Net income (loss)	$249	$(1,612)	$2,756	$4,562	$5,984
Basic net earnings (loss) per ordinary share	$0.014	$(0.09)	$0.15	$0.24	$0.30
Weighted average number of Ordinary shares used to compute basic net earnings (loss) per share	17,174	18,943	18,353	18,660	19,822
Diluted net earnings (loss) per ordinary share	$0.013	$(0.09)	$0.15	$0.23	$0.28
Weighted average number of Ordinary shares used to compute diluted net earnings (loss) per share	19,873	18,943	18,983	19,963	21,399

	As At December 31,
	2000	2001	2002	2003*	2004
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$41,617	$6,717	$13,825	$16,433	$20,206
Working capital	73,660	53,377	38,158	44,411	65,395
Total assets	116,351	99,767	106,671	117,012	131,882
Total debt	19	-	-	-	-
Shareholders' equity	94,345	83,549	85,015	94,302	106,776

*  Restated (see Note 1.b. to the consolidated financial statements).

B.    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

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

If the use of packet-based networks as a medium for real-time voice, video and data communication does not continue to grow, the demand for our products and technology will slow and our revenues will decline.

Our future success depends on the growth in the use of packet-based networks, including the Internet and other IP networks, as a medium for real-time voice, video and data communication. If the use of packet-based networks does not expand, the demand for our products and technology will slow and our revenues will decline. Market acceptance of packet-based networks as a viable alternative to circuit-switched networks for the transmission of real-time voice and video communication is not proven and may be inhibited by concerns about quality of service and potentially inadequate development of the necessary infrastructure.

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

The market for our products and technology is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. Our future success will depend to a substantial extent on our ability to:

•	timely identify new market trends; and

•	develop, introduce and support new and enhanced products and technology on a successful and timely basis.

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

We have invested, and will continue to invest, in products and technology that comply with those industry standards that we believe have been, or will be, broadly adopted. If one or more alternative standards were to gain greater acceptance than the standards that we believe have or will be broadly adopted, sales of our products and technology might suffer.

Currently, we offer networking products that comply with the H.323 industry standard for real-time voice, video and data communication over packet networks. During 2000, we expanded our enabling technology product family to include additional key IP protocols. Our current suite of IP communication protocol toolkits include H.323, SIP, MGCP and MEGACO. We also support the 3G-324M protocol for real time multimedia services over 3G networks. We believe that IP networks will be designed with components built around each of these protocols. If these expectations ultimately prove to be incorrect, our investments may be of little or no value.

We rely on a small number of marketing partners who distribute our products either under our name or as private label products for a significant portion of our business.

We rely in great measure on OEMs, systems integrators and value added resellers, or VARs, to sell our products. Our OEM customers purchase our products to integrate with products that they developed in-house to build complete IP communication solutions. Our systems integrator customers either purchase our full suite of products or integrate our individual products of other manufacturers to build complete IP communication solutions. Our VAR customers purchase our products to resell to end-users as separate units, or as part of a family of related product offerings, either under our RADVISION label or under their private label. If we are unable to maintain these marketing partners or obtain new marketing partners, our future revenues and profitability will be affected and we may lose market share. For the year ended December 31, 2004 one OEM customer accounted for approximately 27% (2003 - 21%) of sales.

Competition in the markets for our products and technology is intense. We may not be able to compete effectively in these markets and we may lose market share to our competitors.

The markets for our products and technology are highly competitive and we expect competition to intensify in the future. We may not be able to compete effectively in these markets and we may lose market share to our competitors. The principal competitors in the market for our NBU products currently include Polycom Inc., which acquired Accord Networks Inc. and Codian Ltd. The principal competitors in the market for our TBU products currently include Hughes Software Systems acquired in 2004 by Flextronix Software Systems, DynamicSoft, Dilithium, and in-house developers employed by manufacturers of telecommunication equipment and systems. Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and compete with us.

Major solutions providers who currently work with us might compete with us in the future.

We currently provide our technology either directly to or in association with, major solutions providers such as Alcatel, Cisco, Siemens, and Microsoft. If these providers choose to develop their own technologies, acquire technologies from our competitors, or acquire such competitors, our financial condition and operating results could be adversely impacted and we may face increased levels of competition from these major companies.

Our software development kit revenues will decrease if our customers choose to use source code that is available for free.

Both Vovida Networks, Inc., now owned by Cisco Systems Inc., and Open H323 offer H.323 source code for free. In addition, Vovida offers MGCP and SIP source code for free. If our customers choose to use the free source code offered by these organizations instead of purchasing our technology, our revenues from the sale of our software development kits will decline. Other companies, including Microsoft, may offer similar development kits as part of their product offerings.

Most of our competitors have greater resources than we do. This may limit our ability to compete effectively with them and discourage customers from purchasing our products and technology.

Some of our competitors have greater financial, personnel and other resources than we do, which may limit our ability to compete effectively with them. These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements. These competitors may also:

•	benefit from greater economies of scale;

•	offer more aggressive pricing; or

•	devote greater resources to the promotion of their products.

Any of these advantages may discourage customers from purchasing our products and technology. If we are unable to compete successfully against our existing or potential competitors, our revenues and margins will decline.

Our agreements with our customers generally do not have minimum purchase requirements. If our customers decrease or cease purchasing our products and technology, our revenues will decline.

Our agreements with our customers generally do not have minimum purchase requirements nor do they require our customers to purchase any products from us. If any or all of our customers cease to purchase or reduce their purchases of our products and technology at any time, our revenues will decline. We cannot assure you that our customers will not choose to independently develop for themselves, or purchase from others, products and technology similar to our products and technology. Moreover, if our customers do not successfully market and sell the systems and products into which they incorporate our products and technology, the demand of these customers for our products and technology will decline. Our customers' sales of systems and products containing our products and technology may be adversely affected by circumstances over which we have no control and over which our customers may have little, if any, control.

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

We provide 3G-324M-based solutions to both service providers and equipment developers. If our 3G customers move to all IP networks the demand for these products will end.

The 3G-324M protocol is a circuit switched protocol for delivering real-time services (video primarily) over 3G mobile networks. This is a strong market both for our service provider gateways and our TBU developer toolkits. However, we believe that the 3G-324M will only be used until an all-IP broadband mobile 3G network can sustain high quality, high bandwidth services. While this is not expected to happen for a few years, if the technology for real-time IP communications appears earlier, service providers are expected to gradually move to an all-IP architecture so will no longer need our 3G-324M gateway. As service provider move to all-IP networks, our telecom equipment developer customers will no longer need to develop 3G-324M-based devices leading to sales of 3G-324M toolkits being adversely affected.

We may encounter difficulties in realizing the potential financial or strategic benefits of our acquisition of the business of First Virtual Communications, Inc.

Following a bidding process held on February 28, 2005, under the supervision of a United States Bankruptcy Court we acquired substantially all of the assets of First Virtual Communications, Inc, or FVC, and its wholly owned subsidiary, CUseeMe Networks, Inc. The transaction, provided for a cash purchase price of $7,150,000 plus additional consideration in the form of assumption of certain costs. Although we believe that this acquisition will assist us in reaching our goals, it presents risks commonly encountered in the acquisition of businesses. Such risks include:

•	difficulty in combining technology, operations or workforce of the acquired business;

•	adverse effects on our reported operating results due to the amortization of goodwill associated with acquisitions;

•	diversion of management attention from running our existing business; and

•	increased expenses, including compensation expenses resulting from newly-hired employees.

Undetected errors may increase our costs and impair the market acceptance of our products and technology.

Our products and technology have occasionally contained, and may in the future contain, undetected errors when first introduced or when new versions are released. Our customers integrate our products and technology into systems and products that they develop themselves or acquire from other vendors. As a result, when problems occur in equipment or a system into which our products or technology have been incorporated, it may be difficult to identify the cause of the problem. Regardless of the source of these errors, we must divert the attention of our engineering personnel from our research and development efforts to address the errors. We cannot assure you that we will not incur warranty or repair costs, be subject to liability claims for damages related to product errors or experience delays as a result of these errors in the future. Any insurance policies that we may have, may not provide sufficient protection or coverage should a claim be asserted. Moreover, the occurrence of errors, whether caused by our products or technology or the products of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our products and technology.

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

Our success depends upon the protection of our technology, trade secrets and trademarks. Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technology and other assets or the intellectual property rights licensed from third parties. To protect our rights to our intellectual property, we rely on a combination of trade secret protection, trademark law, confidentiality agreements and other contractual arrangements. We rely on third parties to protect their intellectual property which is licensed to us, but we do not generally investigate to what extent such intellectual property is protected. The protective steps we have taken may be inadequate to deter infringement or misappropriation. We may be unable to detect the unauthorized use of our intellectual property or take appropriate steps to enforce our intellectual property rights. Policing unauthorized use of our products and technology is difficult. In addition, the laws of some foreign countries in which we currently or may in the future sell our products do not protect our proprietary rights to as great an extent as do the laws of the United States. Failure to adequately protect or to promptly detect unauthorized use of our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, whether or not the defense is successful.

Our products may infringe on the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

Third parties may assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. For example, in 1998, a third party alleged that some products manufactured by us infringed specified patents of the third party. See "Item 8. Financial Information” for Legal Proceedings. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability.

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

We currently have non-competition agreements with our key employees in Israel. These agreements prohibit those employees, if they cease to work for us, from directly competing with us or working for our competitors. Under current U.S. and Israeli law, we may not be able to enforce these non-competition agreements. If we are unable to enforce any of these agreements, our competitors that employ our former employees could benefit from the expertise our former employees gained while working for us. In addition, we have non-competition agreements with only a limited number of employees outside of Israel, and we can not guarantee that such agreements are enforceable under applicable law.

Government regulation could delay or prevent product offerings, resulting in decreased revenues.

Our products are designed to operate with local telephone systems throughout the world and therefore must comply with the regulations of the Federal Communication Commission and other regulations affecting the transmission of voice, video and data over telecommunication and other media. Each time we introduce a new product, we are required to obtain regulatory approval in the countries in which it is offered. In addition, we must periodically obtain renewals of the regulatory approvals for the use of our products in countries where we have already obtained approval. We cannot assure you that regulatory approval for our current products will be renewed or that regulatory approval for future products will be obtained. If we do not obtain the necessary approvals and renewals, we may be required to delay the sales of our products in those countries until approval for use is granted or renewed. This could result in decreased revenues.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and NASDAQ Stock Market rules, are creating uncertainty for companies such as ours. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities, which could harm our operating results and business prospects.

The implementation of SFAS No. 123R, which will require us to record compensation expense in connection with equity share based compensation as of the third quarter of 2005, may reduce our profitability.

On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, which is a revision of SFAS No. 123. Generally, the approach in SFAS 123R is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized on the basis of their fair values while SFAS No. 123R requires, as of the third quarter of 2005, all share-based payments to employees to be recognized on the basis of their fair values. SFAS No. 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123R may have a significant effect on our results of operations in the future. In addition, such adoption could limit our ability to use stock options as an incentive and retention tool, which could, in turn, negatively impact our ability to recruit employees and retain existing employees.

Risks Relating to Our Location in Israel

Conducting business in Israel entails special risks.

We are incorporated under the laws of Israel, and most of our offices and our production facilities are located in the State of Israel. As a result, the political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any continuation of or further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed toward Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

Political trade relations could limit our ability to sell or buy internationally.

We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. To date, these measures have not had a material adverse affect on our business. However, there can be no assurance that restrictive laws, policies or practices towards Israel or Israeli businesses will not have an adverse impact on our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Many of our officers and employees in Israel, including certain key employees, are obligated to perform annual reserve duty in the Israeli army and are subject to being called up for reserve duty at any time. The obligation to perform compulsory military reserve service on an annual basis extends in certain cases up to a maximum age of 54 for most male Israeli citizens. We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on our business in the event of an expansion or reduction of these obligations.

Because most of our revenues are generated in U.S. dollars or are linked to the U.S. dollar while a portion of our expenses are incurred in New Israeli Shekels, our results of operations would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the new Israeli shekel against the U.S. dollar.

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In the years 2001 and 2002 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2003 and 2004 there was a devaluation of the dollar against the NIS. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

The tax benefits from our approved enterprise programs require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay additional taxes and would likely be denied these benefits in the future.

The Investment Center of the Israeli Ministry of Industry and Trade has granted approved enterprise status to several investment programs at our manufacturing facility. The portion of our income derived from these approved enterprise programs commencing when we begin to generate net income from these programs will be exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional five to eight years, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes during the period in which we would have benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers and the Israeli experts named herein, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Risks Relating to Our Ordinary Shares

Holders of our ordinary shares who are United States residents face income tax risks.

There is a risk that we will be classified as a passive foreign investment company, or PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

As a result of our substantial cash position, if the value of our shares declines, there is a substantial risk that we will be classified as a PFIC under the asset test described in the preceding paragraph. Based on advice received from our tax advisor, we believe that we were not deemed to be classified as a PFIC in 2002. In addition and as a result of the increase in the value of our stock, we believe that we were not deemed to be classified as a PFIC in 2003 or 2004. We have, however, no assurance that the U.S. Internal Revenue Services will accept this determination and there can be no assurance that we will not be classified as a PFIC in the future. We believe that our ordinary shares should not be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and may be subject to change. We advise each of our investors to consult with tax advisor.

United States residents should carefully read “Item 10E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

Our share price has been volatile in the past and may decline in the future.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us;

•	additions or departures of key personnel;

•	future sales of our ordinary shares; and

•	stock market price and volume fluctuations.

Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

In the past, securities class action litigation has been brought against a company following periods of volatility in the market price of its securities. We could potentially in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

ITEM 4.  INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated under the laws of the State of Israel in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994. We are a public limited liability company under the Israeli Companies Law, 5759-1999 and operate under this law and associated legislation. Our registered offices and principal place of business are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and our telephone number is +972-3-767-9300. Our address on the Internet is www.radvision.com. The information on our website is not incorporated by reference into this annual report.

With over a decade of operations, we are the industry’s leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.

We have approximately 420 customers worldwide including Alcatel, Brazil Telecom, Cisco, FastWeb, Lucent, Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Panasonic, Qualcomm, Samsung, Shanghai Bell, Siemens, Sony and Telecom Italia.

In the beginning of 2001, we created two separate business units corresponding to our two product lines to enable our product development and product marketing teams to respond quickly to evolving market needs with new product introductions.

Our Networking Business Unit, or NBU, offers one of the broadest and most complete set of multimedia communication and videoconferencing network solutions for IP, ISDN, SIP and 3G-based networks, supporting most end points in the industry today. These products are sold to the enterprise and service provider markets.

In the enterprise market we sell to resellers, OEMs, and system integrators who use our infrastructure products to develop and install advanced IP and ISDN-based visual communication systems to the company meeting room and employee desktop. The NBU also provides video services solutions to service providers, both 3G mobile and IP wireline. We sell our products and platforms to major telecom equipment vendors, such as Alcatel, which then integrate our solutions into their larger communications platforms/architectures. These integrated solutions enable the delivery of real-time interactive IP and 3G-based multimedia streaming and video telephony services over both broadband connections (cable, DSL, etc.) and 3G mobile networks.

Our Technology Business Unit, or TBU, is a one-stop-shop for developer platforms that equipment vendors use to build voice and video over IP and 3G products and solutions. The TBU provides protocol development tools and platforms, as well as associated solutions such as testing platforms and IP phone toolkits that enable equipment vendors and service providers to develop and deploy new IP and 3G-based converged networks, services, and technologies. Our TBU also provides professional services to customers, assisting them to integrate our technology into their products.

Our TBU solutions include developer toolkits for SIP, MEGACO/H.248, MGCP, H.323, and 3G-324M and our ProLab™ Test Management Suite and IP Phone Toolkit. Our toolkits have been used by developers in a wide range of environments from chipsets to simple user devices like IP phones, and from integrated video systems through carrier class network devices like gateways, switches, soft switches and 3G multimedia gateways.

Following a bidding process held under the supervision of a United States Bankruptcy Court, we acquired substantially all of the assets of FVC and its wholly owned subsidiary, CUseeMe Networks, Inc. on an “as is” basis. The transaction closed on March 15, 2005. The transaction, provided for a cash purchase price of $7,150,000. Due to certain cash adjustments the actual purchase price was less then $7,000,000. We have hired approximately thirty one former employees of FVC that were based in Nashua, New Hampshire and hired the former Chief Executive Officer of FVC on a consulting basis. The newly hired employees will be involved in marketing, selling and supporting the acquired FVC products. We are presently looking to lease office space for this division in the area of Manchester, New Hampshire. We acquired leading software products that enable interactive voice, video and data collaboration over IP-based networks. The products provide cost-effective, integrated end-to-end solutions for large-scale deployments from the desktop to the conference room and also enable best-of-breed collaborative conferencing solutions to be extended to ISDN and ATM networks. FVC’s Click to Meet™ product provides integrated and scalable desktop conferencing solutions. Click to Meet products are fully integrated with a single software architecture consisting of the Conference Server, the Conference Client and the Middleware to tie them together. Click to Meet products are widely deployed worldwide and offer a robust set of functionalities. Additional information about the newly acquired products and technology can be found at www.fvc.com.

Our capital expenditures for the years ended December 31, 2002, 2003 and 2004 were approximately $1.7 million, $1.3 million and $2.3 million, respectively. These expenditures were principally for research and development equipment, office furniture and equipment and leasehold improvements.

B.    BUSINESS OVERVIEW

Our goal is to be the leading provider of solutions that enable real-time multimedia (voice, video and data) collaboration and communication over packet networks. We provide solutions at every level – protocol developer toolkits, professional services, network infrastructure, as well as integrated solutions that complement the communication solutions of other vendors such as those from Cisco, Sony, Microsoft and Alcatel. We believe that the combination of offering IP-centric networking products, along with and software toolkits, positions us as a key enabling vendor in the evolution of IP communications. Key elements of our strategy include the following:

Maintain and Extend our Technology Leadership.

We believe that we have established ourselves as a technology leader in providing core-enabling technology for a broad range of IP and 3G communication products and services. In this regard, in 2004 we announced support both for Microsoft’s Office Live Communications Server 2005/Windows Messenger and Cisco’s new desktop IP-video telephony architecture. In the service provider marketplace we also announced an advanced 3G video streaming platform and the launch of a new carrier-grade architecture called SCOPIA™.

We have accumulated extensive knowledge and expertise as designers and developers of commercial products and technologies for real-time packet-based communication. We continue to place considerable emphasis on research and development to expand the capabilities of our existing products, to develop new products and to improve our existing technology and capabilities. We believe that our future success will depend upon our ability to maintain our technological leadership; bring value to the communications solutions of our partners’ such as Cisco, Microsoft, Alcatel, and others; enhance our existing products; and introduce on a timely basis new commercially viable products addressing the needs of our customers. We intend to continue to allocate significant resources to research and development.

Enable the Migration of Visual Communications from the Traditional Conference Room (Videoconferencing) Application to the Desk Top, the Home, and onto the Road Over 3G And Wireless.

We have been working with leading technology vendors such as Cisco and Microsoft, as well as developing partnerships with broadband and wireless service providers, to transform videoconferencing from a meeting room application to a new mode of personal communication. In 2004 we saw major milestones in these activities. Cisco announced and began deploying desktop video networks based, in part, on RADVISION technology. RADVISION initiated pilots, based on its Microsoft solution, with enterprise customers around the world. 3G operators around the world began pilots of RADVISION-powered video telephony and video streaming applications.

RADVISION’s platforms are key technologies in all of these solutions and we will continue to work to expand the use of video for communications and entertainment at the desktop, in the home and over broadband mobile networks.

Strengthen and Expand our Relationships with our OEM Customers.

We have established and continue to maintain collaborative working relationships with many company’s in the IP communication market, including Alcatel, Cisco, Hutchinson, Nokia, Nortel, Samsung, Siemens and Sony. We work closely with our OEM customers to integrate our products and core technology into their solutions. Our core technology and our system design expertise enable us to assist these customers in the development of complete solutions that contain enhanced features and functionality compared to competitive alternatives. We strive to establish long-term relationships with our OEM customers by starting with a few products and subsequently expanding these relationships by increasing the number and range of products sold to these customers. We intend to expand the depth and breadth of our existing OEM relationships while initiating similar new relationships with other leading OEMs focused on the IP communication market.

Become a Key Enabling Technology Solution for IP Communications.

We continue to strive to ensure that our infrastructure solutions are key enabling components in larger solution vendors’ portfolios. To that end, in 2004, we announced the further deepening of our relationships with Sony, Cisco and, Microsoft. We also substantially increased the number of telecom equipment vendors who use our video services platform as part of their larger solutions.

Continue to Offer New and Enhanced Products and Features.

We believe that we have consistently been either first, or among the first, to market products that support real-time voice, video and data communication over packet networks. We were the first-to-market with IP gateways that provide combined voice, video and data functionality, first to market with software development kits for the development of H.323-compliant IP communication products and applications, and this year, the first to announce support for SIP (Session Initiation Protocol) in our infrastructure platform. We intend to utilize our technological expertise as a basis for market leadership by striving to be first-to-market with new and enhanced products and features that address the increasingly sophisticated needs of our customers and the evolving markets they serve. In addition, we believe that our participation in the drafting of industry standards gives us the ability to quickly identify emerging trends enabling us to develop new products and technologies that are at the forefront of technological evolution in the IP communication industry.

Deepen the Distribution Channels for our Products.

We intend to continue to focus our sales and marketing efforts on deepening the relationship with our distribution channels. Channel partners provide us feedback from their customers, the end-users of our products, which gives us valuable insight into evolving industry trends and customer requirements. OEMs, resellers and systems integrators are all important channel partners for our products. They provide us with increased market presence through their distributor relationships and existing customer base. In addition, endorsements by key channel partners strengthen our brand name awareness.

Leverage Service Provider Opportunities.

We are working closely with telecom equipment providers, 3G mobile carriers, and residential IP (wireline) service providers to enable video services (both communications and streaming /entertainment) to be delivered to the home and to mobile devices. In 2004, 3G carriers around the world began deploying pilots for video services and we expect to see that market continue to grow into general deployments in the next few years.

Enable Desktop Conferencing and Communication through Strategic Partners.

We plan to continue our efforts to maintain our position as a key enabling solution provider for major vendors’ activities to drive visual communication beyond the meeting room and onto the desktop. In this regard, we intend to strengthen our relationship with Microsoft and its sales channels. We also intend to leverage our close relationship with Cisco and their efforts in enterprise video telephony by virtue of our AVVID certification in early 2004.

Continue our Active Involvement in Shaping Industry Standards for IP Communication.

We actively participate in and contribute to the formulation of standards for IP communication. We intend to continue our active involvement in the organizations that define the standards for real-time communication over next generation packet networks. Our knowledge and expertise gained in participating in the development of these industry standards should enable us to continue to be among the first to market our products and technology based on new standards adopted. We work to continually improve, enhance and expand our core competency in real time IP communication protocols including H.323, SIP, MGCP and MEGACO. Because of our involvement in defining these IP communication standards, we believe that we are well-positioned to quickly develop enhanced functionality and new products based on multiple protocols.

The following discussion of our business is separated into two sections: the first addresses our videoconferencing network infrastructure unit, or NBU, and the second addresses our software developer toolkit business, or TBU. In each section we will provide an overview of our products, our competitive advantage, and industry trends that are beneficial to our business.

Networking Business Unit

NBU Products

RADVISION’s award-winning multimedia communication, videoconferencing and video services network infrastructure products provide both the platform and applications to enable advanced video-based conferencing and collaboration functionality between any video-enabled device, such as a meeting room or a desktop videoconferencing end point, with other telephony and videoconferencing systems. Additionally, RADVISION’s portfolio of telecommunication carrier solutions enables the development and delivery of real-time video services (both streaming and communications) to wireless, wireline, and broadband mobile users. The RADVISION solution, can be used by institutions, enterprises, and service providers to create high quality, easy-to-use voice, video, and data communication, collaboration, and entertainment environments, regardless of the communication network -- IP, SIP, ISDN or next generation 3G.

RADVISION’s core infrastructure solution for the enterprise is viaIP™, a customizable, scalable array of ports, management solutions, and custom functionality with which customers can design and quickly deploy a highly configured, highly scalable visual communication network for each client’s individual needs. With the viaIP product line, the customer can choose the best port configuration, management solution and additional applications, and the entire solution is delivered in an integrated chassis.

Within the viaIP product line we offer INVISION™, a plug-and-play line of videoconferencing network appliances targeted to the enterprise. INVISION offers an off-the-shelf, completely pre-configured solution with the functionality of a complete IP/ISDN videoconferencing infrastructure, from centralized management and multipoint conferencing to gateway services and value-added applications, in an integrated, easy-to-order and easy-to-install device.

To complement the viaIP product, we offer the iVIEW™ family of management applications to meet such videoconferencing needs such as robust network management and easy-to-use conference scheduling. iVIEW has been extended to address the desktop conferencing market which requires a scalable, robust software-based architecture to enable the delivery of video services to the employees’ PCs.

The complete RADVISION solution is customizable to layer video, voice, and data collaboration onto a customer’s network. Key components of the solution include:

•	Gateways - Provide videoconferencing interoperability between IP, circuit-switched ISDN and next generation 3G end points and networks.

•	Gatekeepers - Control, manage, and monitor real-time voice, video and data traffic over the visual communication networks.

•	Conferencing Bridges (or multipoint conferencing units/MCUs) - Enable voice or multimedia conferencing over packet and ISDN networks among three or more participants.

•
Data Collaboration Servers (DCS) - Enable conference participants to collaborate and share applications. The DCS allows users to view diagrams, graphic presentations and slide lectures simultaneously with other videoconferencing participants. It also makes possible text chats, whiteboard exchanges, and rapid file transfers during multipoint videoconferences of three or more participants.

For carriers, RADVISION’s NBU offers video-based solutions for the services provider market - both IP wireline and more recently broadband wireless. In November 2004, we announced SCOPIA™, our new advanced services platform that enables service providers to offer point-to-point and multipoint real-time video-based services such as video calling and video streaming. Initially targeted to the 3G provider, this carrier-class architecture can also deliver video-based services to residential IP (wireline) customers.

Leveraging technologies pioneered by RADVISION over two years ago and which can already be found powering 3G networks trials worldwide, SCOPIA is a key component in enabling new revenue-generating video-based services that will complement traditional voice and data services these providers already offer.

Sample services that can be delivered off the SCOPIA platform include:

•	Video mail, video messaging

•	Multimedia content streaming (television, movies, etc.)

•	Video call centers

•	Remote surveillance and reporting

•	Live entertainment and communications services

•	Video telephony and conferencing

The new SCOPIA advanced services platform will come in three configurations. The first is the SCOPIA 400, a 4-slot, 2U chassis configuration which is available today. For serving new emerging service provider network architectures and higher density needs expected in large-scale deployments, RADVISION expects to deliver the SCOPIA 1000, a larger 21-slot 12U chassis version of the product, in the first half of 2005. RADVISION expects that both of these hardware solutions will be followed by RADVISION’s SCOPIA ATCA, a software video media server designed to be used in an Advanced Telecommunications Computing Architecture (ATCA).

See Item 5 - Operating and Financial Review and Prospects for financial information relating to our NBU.

NBU Product Benefits

While our products fully support ISDN, we believe that the principal competitive advantage of our family of solutions, for both our enterprise and service provider offerings, is our IP expertise. Our products are among the leading visual communication infrastructure solutions in the industry today by virtue of our technological innovation in five key areas:

Distributed Architecture. We believe that no competing product can match the capacity of the viaIP400. Because of its unique architecture, the viaIP system is not limited to a single chassis. As a result, a single MCU (multiconferencing unit) can support up to six gateway boards, achieving a capacity of up to six hundred (600) simultaneous calls on the same chassis and nearly limitless calls on a stacked multi-chassis system. Additionally, due to the system’s IP architecture, the entire infrastructure does not need to be mounted in a single integrated rack but can be distributed throughout a network.  By distributing intelligence throughout the network, the enterprise benefits from increased redundancy, network traffic optimization, resource management, and high scalability.

Extensive Protocol Support. In addition to supporting both ISDN and H.323, our solution also supports SIP and 3G-324M - two emerging protocols for desktop and mobile communication.

Advanced Chips Provide Superior Performance and Functionality at a Lower Cost. As an IP-centric platform with ISDN support, the RADVISION solution is able to take advantage of the advances in integrated IP multifunction chip technology.  The system’s on-board CPU is a PPC 400 MHz.  We also use Texas Instrument’s advanced C6x programmable 100 MHz chipset for call functionality.

IP Protocol Expertise. RADVISION is a leader in developing and delivering advanced voice and video protocols over IP networks, primarily H.323 and SIP.  As a result, our solutions support the most recent versions of each of the signal protocols with the associated features they enable. Also, as most IP videoconferencing endpoints in the market use RADVISION protocol stacks, our solutions are interoperable with virtually every standards-based end point on the market today.

Visual Communication Market Trends Benefiting RADVISION

Evolution in the Way People Communicate in the Office. With the need for greater efficiency and the importance of accurate communication, companies are turning to new ways of communicating to enable remote parties to interact as if they were in the same room. Conference calls and e-mail usage have increased dramatically and Instant Messaging (IM) is being adopted increasingly in the enterprise. This trend to new forms of communication has also sparked enterprises to explore multimedia applications that provide advanced voice, video and data experiences to maximize information flow, whether in a group meeting or person to person.

Major Vendors Providing Video Telephony and Desktop Multimedia Communications. 2003 saw the entry of Microsoft into the desktop multimedia communications space with the launch of its Live Communications server and Windows Messenger. It also saw Cisco’s acquisition of Latitude and its flagship product MeetingPlace. Both of these architectures are for personal (desktop) multimedia conferencing and communications. We believe that due to our unique IP-based architecture and support of standards such as SIP our company is in a strong position to provide complementary solutions and/or capitalize on the strong marketing and solution trends that these two large companies, as well as others in the industry, including Nortel with its own desktop solution, are offering to the IT manager and CEO/CIO/CTO.

The Spread of Video Telephony beyond the Enterprise and into the Home and on the Road. End users are beginning to use multimedia applications for their communication not only in the enterprise through meeting rooms and desktops, but also at home and on the road. RADVISION is experiencing this trend and is realizing sales from service providers as they are beginning to use our technology to deliver video telephony services to residential homes as just another broadband application like Internet access and video-on-demand. Additionally, 3G wireless providers are increasingly looking to deliver real-time multimedia content to their mobile subscribers. We believe RADVISION is well suited to play a role in this market with its 3G-324M architecture and multimedia services support.

The Evolution from ISDN to IP. Traditional (legacy) videoconferencing systems are ISDN-based. This means expensive technology, a separate high-speed line into the office for video only, and a separation between video running over ISDN and data running over IP. However, IP-based videoconferencing recently has been gaining greater acceptance. As companies put voice over their IP networks (VoIP), they are also beginning to put video over their IP networks. RADVISION is the pioneer in videoconferencing over IP. Because its technology is sited in the core of the IP network, RADVISION’s solutions enable network managers to leverage their installed high speed data networks, merge video with voice and data applications (running over the same IP connection) and centrally manage a host of video end points, from meeting room to desktop to PC based systems, and eventually to wireless video phones.

Technology Business Unit

RADVISION’s TBU provides standards-based toolkits and testing systems for the development of real-time voice, video and data communication solutions over packet networks and 3G networks.

TBU Products

RADVISION offers one of the most complete sets of EnsembleSM Development toolkits. RADVISION sells the core enabling technology for real-time IP and 3G-based communication in the form of software development kits. Communication equipment providers and developers seeking to create and market industry standard compliant IP telephony and multimedia products, systems and applications need core IP communication protocol software to develop their IP-centric solutions. The same holds true for developers of 3G-based multimedia solutions.

Developers can use RADVISION toolkits rather than dedicate in-house resources to developing this core technology themselves. RADVISION believes its toolkits enable customers to focus on their core competencies and reduce the time to market of industry standard compliant IP communication products, systems and applications.

RADVISION SIP Development Toolkit

SIP is a popular signaling protocol for initiating, managing and terminating voice and video sessions across packet networks. SIP was designed for building high performance user agents. The RADVISION SIP Toolkit enables the development of products that require full user/agent functionality. The SIP Toolkit is designed to provide high scalability and extensibility for both small and large-scale projects. It enables the implementation of feature-rich SIP entities such as application servers, softswitches, IP-PBXs, gateways and conferencing bridges. The RADVISION SIP Server Toolkit enables the development of SIP-based infrastructure devices such as IP-PBXs and softswitches.

RADVISION H.323 Development Toolkit

H.323 is currently the most widely deployed standard for real-time IP communication. All components of an H.323-compliant network, including terminals, gateways, gatekeepers and conferencing bridges, use the H.323 protocol to communicate. RADVISION’s H.323 software development kits provide developers with the core software building blocks needed to develop H.323-compliant products, systems and applications. The RADVISION H.323 software development kit is an integrated set of software programs that execute the H.323 protocol and perform the functions necessary to establish and maintain real-time voice, video and data communication over packet-based networks. The RADVISION H.323 software development kits can be used to develop a broad spectrum of products, including gateways, gatekeepers, conferencing bridges, IP telephones and other H.323-compliant products.

RADVISION MGCP Development Toolkit

Media gateway control protocol, commonly referred to as MGCP, provides functions that complement H.323 and has been developed for large packet networks operated by telecommunication carriers and service providers that require gateways that can support a high number of calls. MGCP is the protocol by which a centralized gateway controller communicates with and controls the numerous gateways throughout a packet network and manages the network traffic through those gateways. MGCP has been adopted by large telecommunication companies and Internet service providers as well as by cable television companies building IP communication solutions over their networks. The RADVISION MGCP software development kit is used to build MGCP compliant media gateways controllers and media gateways.

RADVISION MEGACO Development Toolkit

MEGACO/H.248 is the official industry standard media gateway control protocol for large-scale IP-centric communication networks. Like MGCP, it is an internal protocol used between “intelligent” centralized gateway controllers and numerous “dumb” media gateways that handle voice and video media streams. The standard is the result of a unique collaborative effort between the IETF and ITU standards organizations. Derived from MGCP, MEGACO/H.248 offers several key enhancements including support for multimedia and conferencing calls, improved handling of protocol messages and a formal process for creating extensions to support advanced functionality. RADVISION's MEGACO/H.248 Toolkit includes a unique Media Device Manager to greatly simplify application development and reduce development time by eliminating the need for developers to write code for interpreting MEGACO/H.248 messages.

3G-324M Developer Toolkit

The IP network has not evolved sufficiently to support high-quality real-time video and voice services over 3G networks. As a result, the 3G standards body, 3GPP, specified the 3G-324M protocol as the signaling and transport mechanism for real-time media over 3G (video streaming, video chat, etc.) 3G-324M routes traffic over the circuit switched network rather than the IP network, enabling the delivery of higher quality services. Because it is circuit-switched based, the standard is well suited for streaming real-time multimedia. 3G-324M enables the development, deployment and support of a wide variety of delay-sensitive applications immediately. These include multimedia conferencing with other 3G mobile end points and wire lined H.323 or SIP terminals, video streaming, cell phone TV, video-on-demand (news, sports, etc.), and multimedia, multi-participant gaming. We were one of the first companies to introduce a toolkit for the development of 3G-324M-based products in early 2003 and we continue to develop improved versions of this solution.

IP Phone Toolkit

In mid-2003, we introduced a product for the manufacture of IP Phones. The toolkit bundles TBU toolkits along with call control and endpoint management software to provide an IP Phone application for any IP protocol (such as H.323 and SIP). It is now used for the development of a wide variety of applications and devices - from video phones and IP phones to small SoHo PBX systems and IP voice gateways. The advanced functionality and broad flexibility in both protocols supported and features enabled makes this toolkit a useful solution for the development of IP communications solutions by our customers.

RADVISION ProLab Test Manager

RADVISION’s ProLab™ is designed for debugging and simulating numerous testing scenarios. Based on RADVISION’s SIP and H.323 Protocol Toolkit, this testing tool simulates a full VoIP network with a professional quality assurance laboratory, enabling developers or QA specialists to test SIP and H.323 version compliance, version upgrade compliance, stress and load. The ProLab Test Manager is a scalable tool designed to be aware of any changes to the SIP and H.323 standards. It provides the:

•	capability to run the same tests on the application each time the underlying protocol version is upgraded;

•	flexibility to mix and match scenarios to develop a broad range of testing possibilities; and

•	ability to define numerous scripts and scale up the test scenario by linking them as the test plan progresses.

See Item 5 - Operating and Financial Review and Prospects for financial information relating to our TBU business.

Professional Services

RADVISION created a Professional Services Division in 2003 to assist customers in developing specialized telecommunications products based on the RADVISION developer toolkit and reference design solution. This division offers a full range of consulting, engineering and software development services to support our customers in bringing innovative voice and video products to market on time using the RADVISION ENSEMBLE suite of developer toolkits and RADVISION’s protocol and development expertise. Our Professional Services team handles the complete project life-cycle from design, through the product development, and on-site deployment. In 2004, we saw strong growth in this business, both in developing IP communications product for clients based on our toolkits and also products that mix both our developer expertise/toolkits with multimedia communications infrastructure from our NBU.

TBU Product Benefits

Market Leading Technology for Standards - Based Real-time IP Communication. We were one of the original five members of the ITU-T committee responsible for defining the H.323 standard, which has been adopted worldwide for real-time packet-based communication. We believe our technology is recognized as the market-leading implementation of the H.323 industry standard for real-time voice, video and data communication over packet networks. We also believe that our technology is recognized as one of the market-leading implementations of the Session Initiation Protocol, or SIP, and other protocols such as MGCP and MEGACO/ H.248.

We have been actively involved in the development of protocols for real-time communication since the inception of the industry in 1994 and believe that we were the first-to-market with enabling products and technology for voice, video and data communication over IP networks. We continue to be actively involved in the specification of evolving IP communication protocols and offer a complete suite of IP communication software toolkits to developers of IP-centric products, applications and services.

We believe that our technology has become the technology of choice among developers of standards-compliant IP communication systems. We believe our customers benefit from our ability to develop and provide them market-tested, proven products and technology. Using our products and technology, our customers can develop unique capabilities with increased functionality that will differentiate their IP communication solutions in the market. We believe that the accumulated knowledge that we have gained participating in the development of industry standards provides us with a competitive advantage, and positions us to be among the first to market new products and technology based on the latest technological advances.

Interoperability. We provide our customers with products and technology that are interoperable across a broad range of IP communication systems. Our products and technology have been integrated into IP communication systems developed by hundreds of communication equipment providers. Because our products and technology are broadly deployed across various segments of the IP communication industry, we believe that our products and technology are interoperable with products from different vendors. We believe that our long-standing involvement in the definition of standards and accumulated experience with product development across our broad customer base provides us with a competitive advantage in addressing interoperability needs. We continue to participate actively in defining industry standards by working closely with industry consortia on a broad spectrum of IP communication protocols to ensure continued interoperability of our products and technology across multiple protocols.

Real-time Voice, Video and Data Communication Functionality. We are one of the few companies that offer IP communication products that support both voice-only, as well as combined voice, video and data communication. We believe that this dual functionality is attractive to enterprises and service providers that seek a flexible IP communication solution, which can provide enhanced multimedia functionality in addition to IP telephony capabilities. We believe our products enable developers of IP communication solutions to offer features and functions generally unavailable in competitive solutions.

Improved Time to Market. Our customers rely on our accumulated expertise with communication standards and core technology to significantly reduce their development cycle and improve time to market. Communication equipment providers seeking to market standards-compliant systems for real-time voice and video communication over packet and 3G networks require standards-compliant building blocks to develop their products. Implementing standards as deployable products and technology is a complex task that requires significant technical knowledge and expertise as well as substantial investments of time and resources. Our products and technology enable our customers to shorten their own development time by integrating our proven enabling products and technology into their solutions. Rather than dedicate in-house resources to implementing industry standards, these developers can use our products and technology and focus their core competencies on building enhanced systems, products and applications.

Broad Range of Product Environments. Our products and technology provide our customers with flexibility to design individual products and applications or complete systems. Our customers can build a complete network solution for real-time IP communication using our full suite of products or integrate RADVISION products with their own products or other vendor products into their real-time IP communication solution. Similarly, our technology has been designed to enable the development of a broad range of products and applications, from those that can service single users, including hand held devices and residential IP phones, to multi-user products, like highly complex, powerful carrier class gateways. Taken together, our products and technology provide all of the key network components necessary to build real-time IP communication solutions.

Industry Trends That Benefit RADVISION’s Developer Toolkits:

Growth in IP Communications

In the 1990’s, IP communication experienced dramatic growth in traffic. Even during the downturn of 2000 and 2001, IP communications continue to grow. We believe this trend will continue due to:

•	an increasing need for enterprises to expand their networks to enable them to send, access and receive information quickly, economically and globally;

•	an increasing use of the Internet and other packet networks for communicating and engaging in commercial transactions;

•	an increase in available bandwidth at declining prices;

•	the introduction of new voice, video and data communication services and applications;

•
the dramatic growth of wireless and broadband mobile networks and the interest by consumers to use WiFi and 3G-based devices and networks for new multimedia services such as video streaming and video telephony;

•	the increasing focus by both major vendors, such as Cisco and Microsoft, and IT managers to deploy IP-based multimedia communications to employee desktops; and

•
the emergence of low cost, high quality IP communications devices that enable people, both in business and in every day life, to communicate more effectively and access real-time video over broadband mobile or residential IP or 3G connections.

Limitations of Traditional Networks

Traditionally, circuit-switched networks have been the principal medium for the transmission of communication. Circuit-switched technology dedicates a circuit with a fixed amount of bandwidth for the duration of the connection, regardless of a user’s actual bandwidth usage. The growth in data communication traffic, particularly the growth in the number of Internet users, has placed significant strains on the capacity of traditional circuit-switched networks. Circuit-switched networks were initially deployed to handle only voice communication and are not well suited for the types of converged multimedia services now seen over IP networks. These networks were not designed to handle data and broadband applications such as video efficiently and cannot scale cost-effectively to accommodate the growth in data traffic.

Advantages of Packet-based Networks

While circuit-switched networks were principally designed to handle analog voice traffic, packet-based networks were principally designed for transmitting digital information. Packet-based networks, including IP networks, transmit voice, video and data information in the form of small digital packages called packets. Voice, video and data packets are sent over a single network simultaneously and reassembled at the destination. Packet switching enables more efficient utilization of available network bandwidth than circuit-switching, allowing more calls to travel through a packet network at the same time. Moreover, packet networks allow for the cost-efficient expansion of capacity as communication traffic increases. In addition, packet networks are built using open standards, like IP, which promote competition by allowing different vendors to build products and applications that can interoperate with one another. By using packet technologies based on open standards, new services can be deployed rapidly and economically.

The Need for Products that Deliver Industry Standards for Real-time IP Communications

Originally, enterprises and communication service providers deployed packet networks primarily for handling data traffic and not for real-time IP communications. Technical barriers initially hampered the use of packet networks for real-time communication. For example, packet networks were not designed to guarantee the sequential delivery of packets and packets could be lost. In addition, the time of delivery of packets was dependent upon the amount of packet traffic being transmitted over the network. For real-time communication, it is critical that the packets associated with a specific voice or video communication be transmitted in the correct sequence and in a timely manner. Early attempts at real-time IP communication solved these technical problems by using proprietary solutions developed by individual vendors. However, proprietary solutions from different vendors meant that different vendor products could not interoperate with one another.

To enable the global deployment of real-time IP communication networks, industry standards and protocols were developed to promote interoperability of real-time communication over packet networks. H.323 is currently the most widely deployed protocol for real-time IP communication. H.323 was developed by a team of computing, telephony and networking experts under the auspices of the International Telecommunication Union, or ITU-T, a United Nations organization, with the goal of specifying a universal real-time standard that would ensure interoperability of rich-media communication on packet-based networks. H.323 provides the technical framework for developing standards-compliant products and systems for real-time voice and video communication over packet networks. All components of an H.323 compliant network, including terminals, gateways, gatekeepers and conferencing bridges, use the H.323 protocol to communicate.

Additionally, many companies are beginning to develop SIP-based products. RADVISION is one of the leading vendors in this space, providing solutions for the development of SIP phones and devices, SIP servers and registrars, IP-PBX’s and a wide variety of other SIP-based communication devices.

Our leadership position stems from the pioneering work we began in 1993. We were the first to develop and demonstrate commercially viable technology for establishing real-time voice, video, and data on IP networks. Since our inception, we have been helping to develop the industry standards that are driving the emergence and growth of the use of packet networks for real-time communication. RADVISION was an original member of the ITU (International Telecommunication Union) team that defined the H.323 standard, and we continue to work closely with the ITU, the IETF, IMTC, and other industry consortia to define a broad spectrum of IP telephony protocols for voice and video communication including, Session Initiation Protocol (SIP), Media Gateway Control Protocol (MGCP) and MEGACO/H.248.

Our protocol toolkits provide the underpinning technology required for the rapid development of next generation products and applications for real-time VoIP. Industry giants and emerging technology companies use our family of IP communication protocol toolkits to reduce their time to market for developing interoperable, standards-compliant V2oIP® products, applications and services. Today RADVISION protocols are implemented in a wide range of environments from chipsets to simple user devices like IP phones and video systems through carrier class network devices like gateways, switches and softswitches.

Growth in Real-time Voice and Video IP Communication

Due to the inherent benefits of packet networks and the advent of new technologies and standards that have enabled real-time communication over these networks, the use of packet networks for real-time voice, video and data communication is expected to grow dramatically.  This anticipated growth in real-time IP communication is expected to be driven primarily by enterprises and communication service providers migrating to packet networks. As enterprises move from centralized organizations to distributed networks of employees, customers, suppliers and business partners, they require more effective communication capabilities to support their operations and remain competitive in a global and rapidly changing market. Packet networks are well suited for enterprises because they provide enterprises with the following advantages:

•	cost-effective increases in capacity to meet increasing communication traffic demands;

•	support for new communication applications, like video conferencing and data collaboration, for improved workforce productivity;

•	interoperability with different network configurations of their customers, suppliers and partners; and

•
cost savings associated with simplified network management resulting from creating a single network that handles all communication, rather than having to maintain separate telephone and computer networks.

Communication service providers have also begun to deploy packet networks in an effort to compete more effectively in a deregulated market. Global deregulation and rapid technological advances have resulted in the emergence of many new communication service providers, increased competition among traditional telecommunication carriers, lower prices, innovative new product and service offerings and accelerated customer turnover. To remain competitive, communication service providers must be able to develop and introduce new services to differentiate themselves in the market and attract and maintain customers. Packet networks are well suited to accomplish these objectives because they enable the rapid deployment of new and differentiated solutions. In addition, packet-based technology allows new competitors to enter the market quickly without substantial investment in infrastructure.

Broadband Mobile

The roll out of 3G broadband mobile services is moving rapidly in a number of key world markets. While these efforts are proceeding more cautiously in North America, a number of 3G networks in Asia and Europe are already in operation and serving millions of customers.

Both 3G standards bodies, 3GPP and 3GPP2, envision 3G as running entirely over an IP-based communication network (the Internet). However, the recent business environment may have pushed this vision out by quite a few years. The current telecom downturn may further extend the length of time until 3G is entirely IP-based.

The main problem is that today’s IP network (the Internet) is not sufficiently robust for delay sensitive applications and, in fact, will not be so until service providers move to IPv6 and SIP-based IP communication. IP, with its variant transmission delays (many hops routing and congestion effects) and packet overheads, is ill equipped at this time to provide high quality, real time multimedia delivery over 3G (WCDMA and CDMA2000) networks.

While the vision of a true IP-based 3G network has been delayed, the promise of a feature-rich, multimedia wireless experience has not. This is due to the emergence of a standard, called 3G-324M, which addresses and supports the real-time streaming of multimedia broadband wireless communication by routing traffic over the circuit switched network. Being circuit-switched based, the standard has all the hallmarks of a protocol ideal for streaming real-time multimedia, including a fixed delay, low overhead of CODECS, and no IP/UDP/RTP header overheads.

3G-324M, based on ITU H.324M and specified in detail by 3GPP (3GPP TS 26.112 and 3GPP TS 26.111 Working Groups), enables the development, deployment and support of a wide variety of delay-sensitive applications immediately. Enabled applications include multimedia conferencing with other 3G mobile end points, and wire lined H.323 or SIP terminals, video streaming, cell phone TV, video-on-demand (news, sports, etc.) and multimedia, multi-participant gaming.

RADVISION has taken a pioneering role in providing 3G-324 developer toolkits (as well as 3G-324M-based infrastructure in our NBU) that enable equipment developers to develop products, ranging from 3G handsets to gateways and media servers, that will deliver real time multimedia services over 3G.

Products and Technology Under Development

We intend to capitalize upon our technological leadership in real-time IP communication and visual communication network appliance and functionality to develop new products and technology that meet the evolving needs of the IP, 3G, and visual communication market. Our future product and technology offerings are expected to include platforms and tools needed for creating value-added IP-centric enhanced services.

Customers

We generally sell our NBU enterprise products to OEMs, systems integrators and value added resellers, or VARs. Our OEM customers purchase our products to integrate with products that they developed in-house to build complete IP communication solutions. Our systems integrator customers either purchase our full suite of products or integrate our individual products with products of other manufacturers to build complete IP communication solutions. Our VAR customers purchase our products to resell to end-users as separate units, or as part of a family of related product offerings, either under our RADVISION label or under their private label.

We sell our service provider products to major telecom equipment vendors such as Alcatel who take our solution and use it as part of a larger service portfolio.

We sell our TBU products in the form of software development kits directly to developers of IP communication products, systems and applications for developing their own IP communication solutions based on our core enabling technology.

For the year ended December 31, 2004 one customer accounted for approximately 27% (2003 - 21%) of our sales.

The following is a representative list of our customers who purchased more than $250,000 of our products or technology during the year 2004:

Major Customers
ADL Aethra Ltd Alcatel Ltd All New Video Amtec AT&T Broadreach Brooktrout China North Industries Cisco Comverse Critical E-Soft Expedite Glovicom HS digital Iwatsu Merck & Co.	Nortel NTT Qualcomm ReView Video Seal Shanghai Worldbest SHANGHAI ZIJIANG Siemens Solutions Link Sony Spirent SVA Tandberg Target Sales Telogy Thomson Vcon Wire One Yahoo!

Sales and Marketing

Sales organization. We market and sell our products through multiple channels in North and South America, Europe, the Middle East and the Far East. Our networking products are sold to end-users principally through indirect channels by OEMs, system integrators and value added resellers. We market and sell our technology products, primarily in the form of software development kits, directly to developers of IP and 3G communication products and applications. We sell to service providers through major telecom equipment vendors such as Alcatel and Nokia. In several countries in the Far East we sell our software development kits indirectly through local sales representatives.

We currently have sales offices in the United States in New Jersey, California, Maryland and Texas. We also have sales offices in Tel Aviv, Israel, and marketing or representative/liaison offices in Hong Kong, China, the United Kingdom, Brazil, Korea, Japan and India. The geographic breakdown of our total sales for the year ended December 31, 2004 was 52.4% in North America, 29.4% in Europe and the Middle East and 18.2% in the Far East.

We have dedicated sales teams to support our large strategic accounts as well as to identify potential strategic customers who would deploy our products on large scales and generate significant revenues for us.

Marketing organization. Our marketing organization develops strategies and implements programs to support the sale of our products and technology and to sustain and enhance our market position as an industry leader. Our current marketing efforts include various sales and channel support programs designed to drive sales, and marketing communication programs designed to increase industry visibility, including press/analyst tours, trade shows and events, speaking engagements and ongoing interaction with analysts and the media as well as targeted marketing programs. Additional programs include technical seminars where customers and other industry participants are educated in real-time IP communication technology and the benefits of our products and technology. We also view our web site as an important marketing tool for lead generation, customer relations and to support our market position as the communication experts through quality content including providing information related to issues relevant to the communication industry, as well as important product and market trends.

To reinforce and further strengthen our market position as a technology leader in the field of real-time IP, 3G and visual communication, we actively participate in key industry consortia and standards bodies. We are also active in defining and reviewing evolving IP communication standards that are being developed by international standards bodies including:

•	the ITU-T, which has published the H.323 and MEGACO standards;

•	the Internet Engineering Task Force, or IETF, which has published the SIP and MEGACO standards;

•	CableLabs, an organization of cable operators, which is currently working on defining the MGCP standard;

•	IMTC, a global organization to promote interoperable multimedia communication solutions based on international standards; and

•	We regularly participate in IMTC-sponsored InterOP events, a vendor-neutral forum where IMTC members test the interoperability of their products.

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

We provide global customer care and support for our products and technology. Our customer care and technical support teams are located in Tel Aviv, Israel; Fair Lawn, New Jersey; Sunnyvale, California; Hong Kong and China and we recently went to a 24 hour, seven day a week, 365 days a year schedule service program in certain of our offices to better serve our networking customers who desire the expanded service. We assist our networking customers with the initial installation, set-up and training. In addition, our technical support team trains and certifies our networking customers to provide local support in each of the geographical areas in which our products are sold.

In addition, customers who purchase our TBU software development kits generally request that we provide them with ongoing engineering and technical support services to integrate our technology into their products, although these services are not essential for the use of our software development kits. Our standard software development kit contract provides for one year of support services, renewable annually at the customer's option. Customers who have contracted for support services receive all relevant software updates and enhancements as well as access to our customer care and technical support teams.

In 2003, we launched our Professional Services Division which provides development expertise to our TBU customers that might require not only our developer solutions/toolkits but also our deep protocol experience and development skill. In this case we work hand-in-hand with the customer throughout the entire process, providing a full range of consulting, engineering and software development services to support our customers in bringing innovative voice and video products to market on time using the RADVISION ENSEMBLE suite of developer toolkits and RADVISION’s protocol and development expertise. The Professional Services team handles the complete project life-cycle from design, throughout the product development, and even on-site deployment.

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

We rely on certain technology that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. For example, we license T.120 data collaboration software from Data Connection Limited and voice compression technology from Siemens. If we are unable to continue to license any of this software on commercially reasonable terms, we will face delays in releases of our products or will be required to reduce the functionality of our products until equivalent technology can be identified, licensed or developed, and integrated into our current products.

Competition

We compete in a new, rapidly evolving and highly competitive and fragmented market. We expect competition to intensify in the future. We believe that the main competitive factors in our market are time to market, product quality, features, cost, technological performance, scalability, compliance with industry standards and customer relationships.

The principal competitors in the market for our products currently include:

Networking Products	Software development kits

• Polycom Networks, a division of	• DynamicSoft Inc. acquired by Cisco.
Polycom Inc., which was formerly
known as Accord Networks	• Trillium Digital Systems, acquired by
Continuous Computing.
• Tandberg
• Hughes Software Systems, acquired by
• Codian Ltd.	Flextronix Software Systems

In the 3G market:	• DCL
• Ericsson
• Dilithium	• Dilithium

• In-house developers employed by
manufacturers of telecommunication
equipment and systems

Additional competitors may enter any of our markets at any time.

Both Vovida Networks, now part of Cisco Systems, Inc., and OpenH323 offer H.323 source code for free. In addition, Vovida offers MGCP and SIP source code for free. If our customers choose to use the free source code offered by these organizations instead of purchasing our technology, our revenues from the sale of our software development kits will decline.

Manufacturing

Our manufacturing operations consist of materials planning and procurement, out-sourcing of sub-assemblies, final assembly, product assurance testing, quality control and packaging and shipping. We assemble our products in a subcontractor’s facilities in Israel and test our products at our facilities in Tel Aviv, Israel. We test our products both during and after the assembly process using internally developed product assurance testing procedures. We have a flexible assembly process that enables us to configure our products at the final assembly stage for customers who require that our products be modified to bear their private label. This flexibility is designed to reduce our assembly cycle time and reduce our need to maintain a large inventory of finished goods. We use an enterprise resource planning, or ERP, system that we purchased from BAAN Systems that we modified to our specific needs. This system allows us to use just in time procurement and manufacturing procedures. We believe that the efficiency of our assembly process to date is largely due to our product architecture and our commitment to assembly process design. We manufacture our software development kits on CD-ROMs and package and ship them accompanied by relevant documentation.

As part of our commitment to quality, we have been certified as an ISO 9001:2000 supplier. The ISO 9001:2000 standard defines the procedures required for the R&D, Customer Support and manufacture of products with predictable and stable performance and quality. We are continuously trying to improve our quality based on the guidelines dictated by the ISO 9001:2000 standard.

We currently obtain key components used in the manufacture of certain of our products from a single supplier or from a limited number of suppliers. We do not have long-term supply contracts with our suppliers. Any delays in delivery of or shortages in these components could interrupt and delay manufacturing of our products and result in the cancellation of orders for our products. In addition, these suppliers could discontinue the manufacture or supply of these components at any time. We may not be able to identify and integrate alternative sources of supply in a timely fashion or at all. Any transition to alternate suppliers may result in delays in shipment and increased expenses and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify an alternative source of supply, we would have to modify our products to use a substitute component, which may cause delays in shipments, increased design and manufacturing costs and increased prices for our products. To date, we have not encountered any material interruptions in supply.

C.    ORGANIZATIONAL STRUCTURE

We have six wholly-owned subsidiaries: RADVISION Inc., in the United States, RADVISION (HK) Ltd. in Hong Kong, RADVISION (UK) Ltd. in the United Kingdom, RADVISION Japan KK in Japan that are primarily engaged in the selling and marketing of the Company's products and technology, RADVISION Communication Development (Beijing) Co. Ltd. in China. that is primarily engaged in research and development, and RADVISION B.V. in the Netherlands that is a holding company.

Zohar Zisapel our chairman and Yehuda Zisapel, our former director and chairman, are principal shareholders of our company. Individually or together, they are also directors and principal shareholders of several other companies which, together with us and the other subsidiaries and affiliates, are known as the RAD-BYNET group. In addition to engaging in other businesses, members of the RAD-BYNET group are actively engaged in designing, manufacturing, marketing and supporting data communication products, none of which currently compete with our products. Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

D.    PROPERTY, PLANTS AND EQUIPMENT

Facilities

Our headquarters and principal administrative, finance, sales and marketing and promotion operations are located in approximately 60,079 square feet of leased office space in Tel Aviv, Israel at an approximate rental cost of $1,380,000 in 2004. The lease for our principal offices expires in June 2008. In the United States, we lease approximately 11,640 square feet of office space in Fair Lawn, New Jersey expiring in September 2007 and approximately 3,156 square feet in Sunnyvale, California expiring in April 2007. We also lease approximately 2,651 square feet in Hong Kong expiring in May 2005, approximately 800 square feet in the United Kingdom expiring in October 2005, approximately 6,500 square feet in the China expiring in December 2006 and approximately 1,200 square feet in Japan. The aggregate annual rent for our sales and service offices in the United States, Hong Kong, China, Japan and the United Kingdom was approximately $600,000 in 2004. We are also seeking facilities in New Hampshire for the operation of the former FVC business which we purchased on March 15, 2005. We expect to lease approximately 10,000 square feet in such location.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

The following discussion of our results of operations should be read together with our consolidated financial statements and the related notes, which appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

All of our revenues are generated in U.S. dollars or are linked to the dollar and a majority of our expenses are incurred in U.S. dollars. Consequently, we use the dollar as our functional currency. Transactions and balances in other currencies are re-measured into dollars according to the principles in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from re-measurement are reflected in the statements of operations as financial income or expenses as appropriate.

Overview

We are a leading designer, developer and supplier of products and technology that enable real-time voice, video and data communication over packet networks, including the Internet and other IP networks. We were incorporated in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994. Before that time, our operations consisted primarily of research and development and recruiting personnel. In 1995, we established a wholly owned subsidiary in the United States, RADVISION Inc., which conducts our sales and marketing activities in North America. We currently have sales offices in the United States and Israel and marketing, representative and liaison offices in Brazil, China, Hong Kong, India, Japan, Korea and the United Kingdom.

Restatement of Previously-Issued Financial Statements

As described in Note 13 to the financial statements, in January 2001, we entered into a lease agreement with related parties for a period of five years. Subsequently, our company surrendered the property before inception of the lease. The parties to the lease agreement disputed the extent of damages caused by this action and agreed to proceed to binding arbitration. The presiding arbitrator issued his ruling on February 12, 2004, stating the amount we owed was $400,000. We had previously accrued a liability of $1,461,000 in respect of the aforementioned dispute.

Prior to the issuance of the arbitration ruling, we had announced our 2003 financial results, but had not yet filed our Annual Report on Form 10-K for the year ended December 31, 2003.

In our 2003 audited financial statements that were included in our Annual Report on Form 10-K for the year ended December 31, 2003 the arbitration ruling was treated as a “Type II” event, as defined in AU 560 of the Public Company Accounting Oversight Board auditing standards, or AU 560, and accordingly full disclosure concerning the event was provided in the 2003 audited financial statements while no revision was made to the $1,461,000 accrual. In our Quarterly Report on Form 10-Q for the period ended March 31, 2004 we recorded $1,061,000 as restructuring income, representing the surplus of our accruals that we had made in prior periods for this litigation.

In the process of preparing our financial statements for the year ended December 31, 2004, the accounting treatment relating to this event was reconsidered and consequently it was concluded that the arbitration ruling issued on February 14, 2004 represented a “Type I” event according to AU 560, due to the fact that the ruling, which became available subsequent to the period covered by the 2003 financial statements, but before issuance of such financial statements, provided additional evidence with respect to conditions that existed on December 31, 2003 and affected estimates used in preparing the 2003 financial statements. Consequently, the estimated provision relating to the dispute is being revised from $1,461,000 to $400,000 in the 2003 fiscal year and our financial statements for the year ended December 31, 2003 are being restated accordingly.

As a result of this restatement, we recorded restructuring income of $1,061,000 in the 2003 fiscal year, resulting in increased net income and decreased accrued expenses in that amount.

The impact of the aforementioned restatement with respect to the financial statements as of December 31, 2003 and for the year then ended, and as of March 31, 2004 and for the period then ended, is summarized below:

Statement of Operations Data:

	For the Year ended December 31, 2003
	Previously Reported	Adjustment	As Restated
Restructuring income	$-	$1,061	$1,061
Operating income	1,371	1,061	2,432

Net income	3,501	1,061	4,562

Basic net earnings per ordinary share	$0.19	$0.05	$0.24
Basic and diluted net loss per share	$0.18	$0.05	$0.23

	For the three months ended March 31, 2004
	Previously Reported	Adjustment	As Restated
Restructuring income	$1,061	$1,061	$-
Operating income	1,368	1,061	307

Net income	1,780	1,061	719 1,061

Basic net earnings per ordinary share	$0.09	$0.05	$0.04
Basic and diluted net loss per share	$0.08	$0.05	$0.03

Balance sheet data:

	As of December 31, 2003
	Previously Reported	Adjustment	As Restated
Other accounts payable and accrued expenses	$13,101	$(1,061)	$12,040
Total current liabilities	20,418	(1,061)	19,357

Accumulated deficit	(6,534)	1,061	(5,473)
Total stockholders’ equity	93,241	1,061	94,302

	As of March 31, 2004
	Previously Reported	Adjustment	As Restated
Other accounts payable and accrued expenses	$9,830	$(1,061)	$8,769
Total current liabilities	20,373	(1,061)	19,312

Accumulated deficit	(5,130)	(1,061)	(6,191)
Total stockholders’ equity	96,400	(1,061)	95,339

Cash flow data:

	For the Year ended December 31, 2003
	Previously Reported	Adjustment	As Restated
Net income	$3,501	$1,061	$4,562
Restructuring income	-	(1,061)	(1,061)
Net cash provided from operating activities	$9,053	$-	$9,053

	For the three months ended March 31, 2004
	Previously Reported	Adjustment	As Restated
Net income	$1,780	$1,061	$719
Restructuring income	1,061	(1,061)	-
Net cash provided from operating activities	$2,413	$-	$2,413

Critical Accounting Policies

We have identified the following policies as critical to the understanding of our financial statements. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, inventory valuation, intangible assets, warranty, accruals revenue recognition and income tax valuation allowance. Actual results could differ materially from these estimates. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Revenue Recognition. We account for our revenue in accordance with the provisions of SOP 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants and as amended by SOP 98-4 and SOP 98-9 and related interpretations. We exercise judgment and use estimates in connection with the determination of the amount of product software license and services revenues to be recognized in each accounting period. We assess whether collection is probable at the time of the transaction based on a number of factors, including the customer’s past transaction history and credit worthiness. If we determine that the collection of the fee is not probable, we defer the fee and recognize revenue at the time collection becomes probable, which is generally upon the receipt of cash.

Allowances for Doubtful Accounts. We perform ongoing credit evaluations of our customers’ financial condition and we require collateral as deemed necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current creditworthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories. Inventories are stated at the lower of cost or market. Cost is determined by the moving average method. We write down obsolete or slow moving inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than we anticipate, additional inventory write-downs may be required.

Warranty Reserves. Upon shipment of products to our customers, we provide for the estimated cost to repair or replace products that may be returned under warranty. Our warranty period is typically 12 months from the date of shipment to the end user customer. For existing products, the reserve is estimated based on actual historical experience. For new products, the warranty reserve is based on historical experience of similar products until such time as sufficient historical data has been collected on the new product. Factors that may impact our warranty costs in the future include our reliance on our contract manufacturer to provide quality products and the fact that our products are complex and may contain undetected defects, errors or failures in either the hardware or the software.

Intangible assets Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142.

The determination of the value of such intangible assets requires us to make assumptions regarding future business conditions and operating results in order to estimate future cash flows and other factors to determine the fair value of the respective assets. If these estimates or the related assumptions change in the future, we could be required to record impairment charges.

Tax Valuation Allowance. Estimates and judgments are required in the calculation of certain tax liabilities and in the determination of the recoverability of certain of the deferred tax assets, which arise from net operating losses, tax carryforwards and temporary differences between the tax and financial statement recognition of revenue and expense. SFAS No. 109, “Accounting for Income Taxes”, also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

 In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent fiscal years and our forecast of future taxable income on a jurisdiction by jurisdiction basis. In determining future taxable income, we are responsible for assumptions utilized, including the amount of Israel and international pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying businesses.

Based on estimates of future taxable profits and losses in certain foreign tax jurisdictions, we determined that a valuation allowance of $4.7 million was required for specific tax loss carryforwards as of December 31, 2004. If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

Revenues

We generate revenues from sales of our networking products that are primarily sold in the form of stand-alone products, and our technology products that are primarily sold in the form of software development kits, as well as related maintenance and support services. Revenues generated from maintenance and support services are deferred and recognized ratably over the period of the term of service. We price our networking products on a per unit basis, and grant discounts based upon unit volumes. We price our software development kits on the basis of a fixed-fee plus royalties from products developed using the software development kits. We sell our products and technology through direct sales and various indirect distribution channels in North America, Europe, the Middle East and Far East. For the year ended December 31, 2004, approximately 52.4% of our revenues were generated in the United States.

Significant Expenses

Cost of Revenues Our cost of revenues consists of component and material costs, direct labor costs, subcontractor fees, overhead related to manufacturing and depreciation of manufacturing equipment. Our gross margin is affected by the selling prices for our products as well as the proportion of our revenues generated from the sale of our technology products as compared to our networking products. Our revenues from the sale of our technology products have higher gross margins than our revenues from the sale of our networking products and we offer greater discounts to our high volume OEM customers. As the relative proportion of our revenues from our networking products increases as a percentage of our total revenues and we generate a higher percentage of our revenues from sales to our high volume OEM customers, our gross margins will decline.

Research and development expenses. Our research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing facilities and depreciation of equipment.

Research and development costs, net are charged to operations as incurred. Software development costs are considered for capitalization when technological feasibility is established according to SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Costs incurred after achievement of technological feasibility in the process of software production have not been material. Therefore, we have not capitalized any of our research and development expenses.

Historically our research and development expenses were presented net of payments received from the Office of the Chief Scientist of Israeli Ministry of Industry and Trade, or the Chief Scientist. In 2000 we voluntarily repaid approximately $3.7 million in future royalty payments to the Chief Scientist and discontinued our relationship with the Chief Scientist in order to reduce certain restrictions on our business and to avoid paying increased interest rates in the future on royalty payments. We expect to continue to make substantial investments in research and development.

Marketing and selling expenses. Our marketing and selling expenses consist primarily of compensation and related costs for sales personnel, marketing personnel, sales commissions, marketing programs, public relations, promotional materials, travel expenses and trade show exhibit expenses.

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

Financial income, net. Our financial income consists primarily of interest earned on bank deposits and other liquid investments, gains and losses from the re-measurement of monetary balance sheet items denominated in non-dollar currencies into dollars.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2002, 2003 and 2004, including the percentage data in the following table, is based upon our statements of income contained in our financial statements for those periods, and the related notes, included in this annual report:

	Year Ended December 31,
	2002	2003*	2004
Revenues	100.0%	100.0%	100.0%
Operating expenses:
Cost of revenues	22.3	22.1	20.4
Research and development	31.2	28.4	27.3
Marketing and selling	37.9	38.9	38.3
General and administrative	8.4	7.9	7.6
Restructuring income	-	(2.1)	-
Total operating expenses	99.8	95.2	93.6
Operating income	0.2	4.8	6.4
Financial income, net	5.4	4.1	2.9
Net income	5.6%	8.9%	9.3%

* Restated (see Note 1.b. to our consolidated financial statements).

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Revenues. Revenues increased 25.1% from $51.3 million for the year ended December 31, 2003 to $64.2 million for the year ended December 31, 2004. This increase was due to increased sales of both our technology and networking products. Revenues from networking products increased 17.6% from $38.1 million for the year ended December 31, 2003, to $44.8 million for the year ended December 31, 2004.

The increase in revenues from networking products was attributable to a $4.9 million increase in networking products from approximately $35.3 million in 2003, to approximately $40.2 million in 2004, and a $1.8 million increase in maintenance revenues.

Revenues from technology products increased 47.0% from $13.2 million for the year ended December 31, 2003 to $19.4 million for the year ended December 31, 2004. The increase in revenues from technology products was attributable to a $3.1 million increase in software license fees from approximately $5.2 million in 2003 to approximately $8.3 million in 2004, a $1.4 million increase in royalty revenue, a $1 million increase in research and development services by our Professional Services Division, which we began to offer in the first quarter of 2003 and a $700,000 increase in maintenance revenues.

Revenue from sales to customers in North America increased from $23.7 million, or 46.2% of revenue, for the year ended December 31, 2003, to $32.6 million, or 50.7% of revenue, for the year ended December 31, 2004, an increase of $8.9 million, or 37.6%. Revenue from sales to customers in Europe increased from $11.2 million, or 21.8% of revenue, for the year ended December 31, 2003, to $15.6 million, or 24.2% of revenue, for the year ended December 31, 2004, an increase of $4.4 million, or 39.3%. This increase in sales to customers in Europe was primarily attributable to increased market demand for our products and increased sales efforts in Europe. Revenue from sales to customers in the Far East decreased from $12.7 million, or 24.8% of revenue, for the year ended December 31, 2003, to $11.7 million, or 18.2% of revenue, for the year ended December 31, 2004, a decrease of $1 million, or 7.9%. This decrease in sales was primarily attributable to a decrease in market demand in this region and the reorganization of our sales force in the region. Revenue from sales to customers in Israel increased from $3.0 million, or 5.8% of revenue, for the year ended December 31, 2003, to $3.3 million, or 5.1% of revenue, for the year ended December 31, 2004, an increase of $300,000, or 10.0%. This increase in sales to customers in Israel was primarily attributable to increased sales efforts for our networking products.

Cost of Revenues. Cost of revenues increased from $11.4 million for the year ended December 31, 2003 to $13.1 million for the year ended December 31, 2004, an increase of $1.7 million, or 14.9%. Gross profit as a percentage of revenues increased from 77.9% for the year ended December 31, 2003 to 79.6% for the year ended December 31, 2004. The increase in gross profit margin resulted from increase in revenues volume, higher percentage of sales of technology revenues products and mix of networking products.

Research and Development. Research and development expenses increased from $14.6 million for the year ended December 31, 2003 to $17.5 million for the year ended December 31, 2004, an increase of $2.9 million, or 19.9%. We hired additional research and development personnel in 2004 consistent with the scope of our research and development programs. Research and development expenses as a percentage of revenues decreased from 28.4% for the year ended December 31, 2003 to 27.3% for the year ended December 31, 2004.

Marketing and Selling. Marketing and selling expenses increased from $20.0 million for the year ended December 31, 2003 to $24.6 million for the year ended December 31, 2004, an increase of $4.6 million, or 23.0%. Marketing and selling expenses as a percentage of revenues decreased from 38.9% for the year ended December 31, 2003 to 38.3% for the year ended December 31, 2004.

General and Administrative. General and administrative expenses increased from $4.0 million for the year ended December 31, 2003 to $4.9 million for the year ended December 31, 2004, an increase of $900,000, or 22.5%. This increase was primarily attributable to an increase in labor and associated costs. General and administrative expenses as a percentage of revenues decreased from 7.9% for the year ended December 31, 2003 to 7.6% for the year ended December 31, 2004.

Restructuring Income. As a result of the resolution in February 2004 of the pending litigation relating to our early surrender of an office lease in Paramus, New Jersey we recorded restructuring income of $1,061,000 in the year ended December 31, 2003. This income represents the surplus of the accruals we had made in prior periods with respect to the litigation. We did not have any restructuring income in the year ended December 31, 2004.

Financial Income, Net. Financial income decreased from $2.1 million for the year ended December 31, 2003 to $1.9 million for the year ended December 31, 2004, principally as a result of lower interest rates.

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002

Revenues. Revenues increased 4.5% from $49.1 million for the year ended December 31, 2002 to $51.3 million for the year ended December 31, 2003. This increase was due to increased sales of networking products. Revenues from networking products increased 4.7% from $36.3 million for the year ended December 31, 2002 to $38.1 million for the year ended December 31, 2003. The increase in revenue from networking products is attributable to an increase in demand for these units as customers moved from integrated services digital networks, or ISDN, to IP-based networks. Revenues from technology products increased 3.1% from $12.8 million for the year ended December 31, 2002 to $13.2 million for the year ended December 31, 2003. This slight increase in revenues from technology products was primarily attributable to approximately $866,000 in research and development services by our Professional Services Division, which we began to offer in the first quarter of 2003.

Revenue from sales to customers in the United States decreased from $24.6 million, or 50.1% of revenue, for the year ended December 31, 2002, to $23.7 million, or 46.2% of revenue, for the year ended December 31, 2003, a decrease of $900,000, or 3.7%. Revenue from sales to customers in Europe decreased from $12.0 million, or 24.5% of revenue, for the year ended December 31, 2002, to $11.2 million, or 21.8% of revenue, for the year ended December 31, 2003, a decrease of $800,000, or 6.7%. This decrease in sales to customers in Europe was primarily attributable to the ongoing softness in enterprise spending in Europe. Revenue from sales to customers in the Far East increased from $10.2 million, or 20.8% of revenue, for the year ended December 31, 2002, to $12.7 million, or 24.8% of revenue, for the year ended December 31, 2003, an increase of $2.5 million, or 24.5%. This increase in sales to customers in this region was primarily attributable to increased sales efforts for our networking products. Revenue from sales to customers in Israel increased from $2.3 million, or 4.6% of revenue, for the year ended December 31, 2002, to $3.0 million, or 5.8% of revenue, for the year ended December 31, 2003, an increase of $700,000, or 30.4%. This increase in sales to customers in Israel was primarily attributable to increased sales efforts for our networking products.

Cost of Revenues. Cost of revenues increased from $10.9 million for the year ended December 31, 2002 to $11.4 million for the year ended December 31, 2003, an increase of $500,000, or 4.6%.  Gross profit as a percentage of revenues increased from 77.7% for the year ended December 31, 2002 to 77.9% for the year ended December 31, 2003.

Research and Development. Research and development expenses decreased from $15.3 million for the year ended December 31, 2002 to $14.6 million for the year ended December 31, 2003, a decrease of $700,000, or 4.6%. We have decreased our research and development personnel consistent with the scope of our research and development programs. Research and development expenses as a percentage of revenues decreased from 31.2% for the year ended December 31, 2002 to 28.4% for the year ended December 31, 2003.

Marketing and Selling. Marketing and selling expenses increased from $18.6 million for the year ended December 31, 2002 to $20.0 million for the year ended December 31, 2003, an increase of $1.4 million, or 7.5%. Marketing and selling expenses as a percentage of revenues increased from 37.9% for the year ended December 31, 2002 to 38.9% for the year ended December 31, 2003. The increase in Marketing and selling is due to our efforts in penetrating on new markets.

General and Administrative. General and administrative expenses decreased from $4.1 million for the year ended December 31, 2002 to $4.0 million for the year ended December 31, 2003, a decrease of $100,000, or 2.4%. This decrease was primarily attributable to a decrease in personnel expenses. General and administrative expenses as a percentage of revenues decreased from 8.4% for the year ended December 31, 2002 to 7.9% for the year ended December 31, 2003.

Restructuring Income. As a result of the resolution in February 2004 of the pending litigation relating to our early surrender of an office lease in Paramus, New Jersey we recorded restructuring income of $1,061,000 in the year ended December 31, 2003. This income represents the surplus of the accruals we had made in prior periods with respect to the litigation. We did not have any restructuring income in the year ended December 31, 2002.

Financial Income, Net. Financial income decreased from $2.7 million for the year ended December 31, 2002 to $2.1 million for the year ended December 31, 2003 principally as a result of lower interest rates.

Consolidated Balance Sheet Data

Trade Receivables. Trade receivables increased from $8.7 million at December 31, 2003 to $10.1 million at December 31, 2004, an increase of $1.4 million, or 16.1%. This increase was primarily attributable to increased revenues in the fourth quarter of 2004 compared to the fourth quarter of 2003.

Allowance for Doubtful Accounts. Allowance for doubtful accounts decreased from $1.7 million at December 31, 2003 to $1.3 million at December 31, 2004, a decrease of $400,000, or 23.5% Allowance for doubtful accounts as the percentage of trade receivables decreased from 19.5% as of December 31, 2003 to 12.9% as of December 31, 2004.

Other Receivables and Prepaid Expenses. Other receivables and prepaid expenses increased from $2.7 million at December 31, 2003 to $3.9 million at December 31, 2004, an increase of $1.2 million, or 44.4%. This increase was primarily attributable to prepayment of rent expenses for 2005.

Inventories. Inventories increased from $1.0 million at December 31, 2003 to $1.2 million at December 31, 2004, an increase of $200,000, or 20.0%. Our inventory levels remain relatively low in 2004 as measured by our increased level of sales and the number of inventory days outstanding, which were about 35 days at December 31, 2004.

Trade Payables. Trade payables increased from $ 1.3 million at December 31, 2003 to $1.9 million at December 31, 2004, a increase of $600,000, or 46.2%.

Other Payables, Accrued Expenses and Deferred Revenues. Other payables and accrued expenses increased from $18.1 million at December 31, 2003 to $19.5 million at December 31, 2004, an increase of $1.4 million or 7.7%. This increase was primarily attributable to an increase in deferred income that will be recognized in the future upon our providing maintenance services.

Quarterly Results of Operations

The following tables present consolidated statements of operations data for each of the eight fiscal quarters ended December 31, 2004, in dollars and as a percentage of revenues. In management's opinion, this unaudited information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that we might achieve for any subsequent periods.

	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003*	Mar. 31, 2004*	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
Revenues	$11,053	$11,605	$13,080	$15,566	$14,261	$15,705	$16,708	$17,562
Operating expenses:
Cost of revenues	2,360	2,598	2,932	3,461	3,097	3,398	3,426	3,187
Research and development	3,564	3,596	3,693	3,720	3,780	4,282	4,883	4,539
Marketing and selling	4,732	4,853	5,023	5,361	5,837	6,127	6,305	6,351
General and administrative	948	976	1,020	1,096	1,240	1,210	1,213	1,237
Restructuring income	-	-	-	(1,061)	-	-	-	-
Operating income	(551)	(418)	412	2,989	307	688	881	2,248
Financial income, net	566	560	500	504	412	432	500	516
Net income	$15	$142	$912	$3,493	$719	$1,120	$1,381	$2,764

As a percentage of revenues:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%
Operating expenses:
Cost of revenues	21	22	22	22	22	22	21	18
Research and development	32	31	28	24	26	27	29	26
Marketing and selling	43	42	38	34	41	39	38	36
General and administrative	9	8	8	7	9	8	7	7
Restructuring income	-	-	-	(7)	-	-	-	-
Operating income	(5)	(4)	3	20	2	4	5	13
Financial income, net	5	5	4	3	3	3	3	3
Net income	0%	1%	7%	23%	5%	7%	8%	16%

* Restated (see Note 1.b. to our consolidated financial statements).

We expect our operating results to fluctuate significantly in the future as a result of various factors, many of which are outside our control. Consequently, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and, as a result, you should not rely on them as an indication of future performance.

 Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, and a significant downturn in the economic or financial condition of Israel.

Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

In addition, some of our directors, executive officers and employees in Israel are obligated to annual reserve duty in the Israeli Defense Forces and are may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

To date, no executive officer or key employee has been recruited for military service for any significant time period. Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passing by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

Israel and the European Union Community, known now as the "European Union," concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the "EFTA," established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

Impact of Currency Fluctuation and of Inflation

The dollar cost of our operations is influenced by the extent to which any inflation in Israel is offset on a lagging basis, or is not offset by the devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we receive payment in dollars or dollar-linked NIS for all of our sales while we incur a portion of our expenses, principally salaries and related personnel expenses, in NIS.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	Israeli devaluation rate %	Israeli inflation adjusted for devaluation %

2000	0.0	(2.7)	2.8
2001	1.4	9.3	(7.8)
2002	6.5	7.3	(0.7)
2003	(1.9)	(7.6)	6.1
2004	1.2	(1.6)	(0.4)

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

As of December 31, 2004, we had approximately $20.2 million in cash and cash equivalents, $51.4 million in short term investments and our working capital was approximately $65.4 million. Taking into account long-term liquid investments, we had approximately $110.4 million in cash and liquid investments as of December 31, 2004.

Another financial measure that our management believes is important in assessing our company’s financial condition is day’s sales outstanding, or DSOs. In 2004, our DSOs were 51 days at December 31, 2003 vs. 52 days at December 31, 2004.

Capital expenditures for the years ended December 31, 2002, 2003 and 2004 were approximately $1.7 million, $1.3 million and $2.3 million, respectively. These expenditures were principally for research and development equipment, office furniture and equipment and leasehold improvements. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations, infrastructure and personnel. Net cash provided by operating activities was approximately $9.6 million for the year ended December 31, 2004. This amount was primarily attributable to net income of $6.0 million, an increase of $1.5 million in deferred revenues, an increase of $700,000 in trade payables and increase in deprecation and amortization expenses of $2.5 million. The increase in cash provided by operating activities was offset in part by a increase in accounts receivables of $1.4 million and an increase in other accounts receivable and prepaid expenses of $700,000.

Net cash used in investing activities was approximately $11.9 million for the year ended December 31, 2004. For the year ended December 31, 2004, $52.4 million of cash provided by investing activities were from sales of bank deposits and marketable securities and $60.6 million were invested in bank deposits and marketable securities. During the year ended December 31, 2004, $2.3 million of cash used in investing activities was for purchases of property and equipment.

On February 28, 2001, we announced that our board of directors authorized the repurchase of up to 10% of our outstanding shares in open market transactions at prevailing market prices. We completed the share repurchase program in the first fiscal quarter of 2002, having purchased 1,866,117 ordinary shares at a total cost of $11.8 million, or an average price of $6.30 per share.

On August 28, 2002, we announced that our board of directors authorized the repurchase of up to $10 million or 2 million of our ordinary shares in the open market from time to time at prevailing market prices. During April 2003, we started to repurchase our ordinary shares based on the instruction of our board of directors. As of December 31, 2003, we had purchased 14,000 ordinary shares at a total cost of $77,000, or an average price of $5.5 per share. In 2004 we didn’t repurchase any shares. As of December 31, 2004 we reissued all of our purchased ordinary shares.

Net cash provided by financing activities was $6.0 million for the year ended December 31, 2004, as compared to $4.6 million in the year ended December 31, 2003. For both years, cash provided by financing activities was principally attributable to the issuance of ordinary shares and treasury stock for cash upon exercise of options.

As of December 31, 2004, our principal commitments consisted of obligations outstanding under operating leases. Our capital requirements are dependent on many factors, including market acceptance of our products and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. In the last three years, we have experienced substantial increases in our expenditures as a result of the growth in our operations and personnel. We intend to increase our expenditures in the future consistent with our anticipated growth. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

As of December 31, 2004, we had an unused $2.1 million line of credit.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We place considerable emphasis on research and development to expand the capabilities of our existing products and technology, to develop new products and to improve our existing technologies and capabilities. We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers. Our gross investment in research and development for the years ended December 31, 2002, 2003 and 2004 was $15.3 million, $14.6 million and $ 17.2 million, respectively. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.

In 2004, we purchased the assets of VisionNex, a company headquartered in Beijing China. In connection with such transaction we also entered into employment agreements with all key employees of this company. We have formed a company in China known as RADVISION Communication Development (Beijing) Co. Ltd., or RCD to operate this entity. RCD is primarily engaged in research and development, but also is involved in providing customization of RADVISION products to the large and growing Chinese marketplace.

As of December 31, 2004, our research and development staff consisted of approximately 175 employees. Our research and development activities are conducted at our facilities in Tel Aviv, Israel and in Beijing, China. To introduce new, high quality products, we deploy procedures for the design, development and quality assurance of our new product developments. Our team is divided according to our existing product lines. Each product line team is headed by a team leader and includes software or hardware engineers and quality control technicians.

D.    TREND INFORMATION

Revenues increased 25.1% to $64.2 million for the year ended December 31, 2004. This increase was due to increased sales of both our technology and networking products. Revenues from networking products increased 17.6% to $44.8 million and revenues from technology products increased 47.0% to $19.4 million for the year ended December 31, 2004.

We expect that during 2005 we will benefit from the purchase of the assets of FVC and its wholly owned subsidiary, CUseeMe Networks, Inc. on March 15, 2005.

E.    OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2004 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period
	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 years
Operating lease obligations	$7,547,000	$2,706,000	$4,051,000	$790,000	$-
Accrued severance pay	3,701,000	-	-	-	3,701,000
Total	$11,248,000	$2,706,000	$4,051,000	$790,000	$3,701,000

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Zohar Zisapel	56	Chairman of the Board of Directors
Gad Tamari	60	Chief Executive Officer and Director
Tsipi Kagan	39	Chief Financial Officer
Joseph Atsmon	56	Director
Liora Katzenstein	49	Director
Andreas Mattes	44	Director
Efraim Wachtel	60	Director

At our 2004 annual general meeting of shareholders, our shareholders approved an amendment to our Articles of Association to provide for classification of the non-external members of our Board of Directors into three classes. Gadi Tamari was elected as a Class A director to serve for one year term until our 2005 annual general meeting of shareholders. Andreas Mattes was elected as a Class B director to serve for a term ending as of our 2006 annual general meeting of shareholders. Zohar Zisapel and Efraim Wachtel were elected as Class C directors to serve for a term ending as of our 2007 annual general meeting of shareholders. Liora Katzenstein will serve as an outside director pursuant to the provisions of the Israeli Companies Law, for her second three-year term, until our 2006 annual general meeting of shareholders, following which the service of Ms. Katzenstein as an outside director may not be extended. Joseph Atsmon will serve for a three-year term as an outside director pursuant to the provisions of the Israeli Companies Law until our 2006 annual general meeting of shareholders, following which his service as an outside director may be renewed for only one additional three-year term.

Zohar Zisapel has served as a director since November 1992, and as our Chairman of our Board of Directors until August 1999. He again assumed the position of Chairman in April 2001. During the last several years, Mr. Zisapel has been engaged mainly in management of high technology companies. Mr. Zisapel is a founder and a director of RAD Data Communication Ltd., of which he has served as president from January 1982 until 1999, and a director of other public companies including RADCOM Ltd., RIT Technologies Ltd., Ceragon Networks Ltd. and Verisity Ltd. Mr. Zisapel has a B.Sc. from the Technion, Israel Institute of Technology and M.Sc. degrees from Tel Aviv University.

Gadi Tamari has served as our chief executive officer since April 2001. From November 1999 to April 2001, Mr. Tamari was the vice president, international operations of the OpenNet Softswitch organization of Lucent Technologies. Prior thereto and since 1996, Mr. Tamari was chief operating officer of Excel Switching Corporation responsible for international sales, operations, marketing and customer support. He also served for many years in senior management positions with a number of telecommunication companies. Mr. Tamari has a B.Sc. degree in mechanical engineering and a M.Sc. degree in industrial engineering from the Technion, Israel Institute of Technology and attended Harvard University’s Advanced Management Program.

Tsipi Kagan has served as our chief financial officer since August 1, 2003. Prior to joining us and since April 2000, Ms. Kagan was Chief Financial Officer for Phone-Or Ltd., a leader in advanced optical microphones and sensors. Previously and since September 1994, Ms. Kagan was Senior Manager for Ernst & Young in Israel and served as a Certified Public Accountant (CPA) for Miller, Kaplan, Arase & Co., an accounting firm in Los Angeles from February 1991 to August 1994. Ms. Kagan holds a B.A. degree in Accounting and Economics from Tel-Aviv University and is a licensed CPA in Israel.

Joseph Atsmon has served as an outside director since June, 2003. From July 2001 until November 2002, he served as Chairman of Discretix Ltd. He has served as a director of Nice Ltd. since July 2001 and Ceragon Networks Ltd. since July 2001. From 1995 until 2000, he served as chief executive officer of Teledata Communication Ltd., a public company acquired by ADC Telecommunication Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and corporate vice president for Business Development. Mr. Atsmon received a B.Sc. in Electrical Engineering, summa cum laude, from the Technion, Israel Institute of Technology.

Liora Katzenstein has served as an outside director since December 2000. Prof. Liora Katzenstein specializes in Business Administration and Entrepreneurship. During the last five years she founded, and serves as the President of ISEMI - The Institute for the Study of Entrepreneurship and Management of Innovation. Prof. Katzenstein has also served as a Senior Lecturer in various academic institutions in Israel and abroad including the Harvard Business School, Nanyang University and the Technion, Israel Institute of Technology. Prof. Katzenstein currently serves as a director of RIT, Inc., Radware Inc., OTI Inc. and Palafric Investments Ltd. In the past she has served on the boards of Clal Industries & Investments Ltd., Discount Issuers Ltd., and Amanat Ltd. and holds various other academic and business related positions, including as a member of the Israeli Governmental Committee on Start-Up Companies. Over the last fifteen years Prof. Katzenstein served as a faculty member and on the management of universities and management institutes both in Israel and abroad and published numerous business articles in the Israeli professional press.

Andreas Mattes has served as a director since February 2000. Since April 1999, Mr. Mattes has been the president of enterprise networks of Siemens ICN. From October 1998 until April 1999, Mr. Mattes was the president of central sales of Siemens ICN. From June 1997 until October 1998, Mr. Mattes was the president of international sales of Siemens PN. From January 1996 until June 1997, Mr. Mattes was the vice president of product management of Siemens PN. From October 1985 until January 1996, Mr. Mattes held various sales, marketing and business administration positions at Siemens.

Efraim Wachtel has served as a director since March 1998. Mr. Wachtel has been president and chief executive officer of RAD Data Communication Ltd., or RAD since November 1997. From October 1985 to November 1997, Mr. Wachtel was vice president of sales and marketing of RAD. Before October 1985, Mr. Wachtel held various research and development positions in several companies in Israel and in the U.S. Mr. Wachtel has a B.Sc. degree in electrical engineering from the Technion, Israel Institute of Technology.

Set forth below are the name, age, principal position and a biographical description of each of our other senior officers:

Name	Age	Position
Meir Alon	43	Vice President Operations and Quality Management
Killko Caballero	46	Senior Vice President of Enterprise Strategy
Eli Doron	52	Chief Technical Officer and Executive Vice President
Irit Machtey	49	Senior Vice President Organization & Human Resources
Boaz Raviv	45	General Manager of the Networking Group and acting General Manager of the Technology Group
Arnie Taragin	48	Corporate Vice President and General Counsel

Meir Alon joined our company in December 2000 and since November 2003 has been responsible for all of our manufacturing, operations, and quality management, both on the corporate and regional levels.  In this position he oversees all engineering, quality, production, purchasing, global customer support, validation/verification, and the Company’s IT and IS departments.  Prior to joining our company and since 1993, Mr. Alon was employed by Israel Aircraft Industries, where he held senior positions in its quality and engineering departments.  Mr. Alon holds a B.sc. degree (with honors) in electronic and computer engineering from Tel Aviv University and a master’s degree (with honors) in reliability and quality assurance from Technion Israel Institute of Technology.

Killko Caballero has been our senior vice president of enterprise strategy since November 2003.  Based in our Sunnyvale, California office, Mr. Caballero leads our company’s future product development and strategy for addressing the rapidly emerging desktop multimedia (video, voice, and data) conferencing and communication market. Prior to joining our company and since 1995, Mr. Caballero was the president and Chief Executive Office CTO, of both First Virtual Communication and CUseeMe, pioneers in the desktop voice, video and data conferencing over IP market.

Eli Doron, as co-founder, executive vice president and chief technology officer at RADVISION since October 1992, is responsible for leading the Company’s service provider initiatives, both wireless and wireline. Mr. Doron brings more than 24 years experience defining and designing video and communication systems to his current position.   During his career, Mr. Doron was one of the original contributors to the H.323 protocol and also designed the first worldwide videoconference gateway between ISDN and IP, as well as the first videoconference-over-IP system that included call control, dialing plan, and protocols.  Mr. Doron holds a master’s degree in business administration from Bradford University, and a bachelor’s degree in electronics and computer science from Ben-Gurion University.

Irit Machtey has been responsible for our organization & human resources department since July 31, 2002 when she joined our company as senior vice president of human resources. Prior to that and since April 2000, Ms. Machtey was a management and organizational consultant at My Time, a leading consultancy for high tech and communication companies in Israel. Prior to joining My Time and since 1986, Ms. Machtey held a series of senior level positions at Cellcom Ltd., Sapiens Intentional, and National Semiconductor. Ms. Machtey holds a bachelor’s degree in behavioral science from the Ben-Gurion University and an M.B.A. in organizational behavioral from the School of Business Administration of Tel Aviv University.

Boaz Raviv has served as general manager of the technology group since December 2000 and from late 2004 he has also served as the general manager of the networking business unit. From December 1999 to December 2000, Mr. Raviv was the vice president of business development and marketing at Elron TeleSoft. From January 1996 to November 1999, he was telecom division manager at Elron Software. From July 1989 to December 1995, Mr. Raviv held various key positions at CAP GEMINI, France. Mr. Raviv served his apprenticeship at Robotic in CEMAGREF and he holds a bachelor’s degree from the Technion, Israel Institute of Technology in Haifa.

Arnie Taragin joined our company in early 2003 as vice president and general counsel. Prior to joining us and since April 1999, Mr. Taragin was general counsel of Scitex Corporation, and when Scitex Corporation merged with Creo Inc., he became vice president and general counsel of CreoScitex Corporation Ltd. Prior thereto and since 1999 Mr. Taragin was employed by Israeli Aircraft Industries as an attorney. Before moving to Israel in 1992, Mr. Taragin practiced law in the United States, first as an associate and then in 1985 as a partner in a law firm, specializing in business law, international commerce and regulatory matters. Mr. Taragin graduated with honors from the Johns Hopkins University (1997) and the University of Maryland Law School (1980) where he received national awards for achievement.

Voting Agreement

Upon the completion of the private placement which took place contemporaneously with our March 2000 initial public offering, Siemens and some of our existing shareholders, including our current chairman of the board, our former chief executive officer, the Evergreen Group, Clal Venture Capital Fund LP and Yehuda Zisapel, entered into a voting agreement. The voting agreement provided that, in the election of our directors, the shareholders party to the agreement would nominate and vote for a nominee of Siemens to serve as a director and as many other nominees as the other shareholders party to the agreement would unanimously propose to serve as directors. However, the number of directors that the other shareholders propose to serve as directors would at a minimum be equal to the number of directors which these shareholders appointed to the board of directors prior to March 2000.

The initial term of the voting agreement was due to terminate in March 2003, but was subject to automatic extensions for two additional one-year periods unless any of the parties to the agreement provided notice to the other parties 60 days before the expiration date of the then current term that such party wishes to terminate the agreement. Accordingly, the agreement was automatically extended for two additional one-year periods until March 31, 2005.

B.    COMPENSATION

The following table sets forth information concerning the total compensation paid with respect to all of our directors and our executive officers as a group in fiscal year ended December 31, 2004.

Name and Principal Position	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

All officers and directors as a group (seven persons )	$538,000	$53,000

The aggregate value of all other perquisites and other personal benefits furnished to each of these executive officers was less than 10% of each officer’s salary for such year.

As of December 31, 2004, our directors and executive officers as a group, consisting of seven persons, held options to purchase an aggregate of 733,300 ordinary shares, having exercise prices ranging from $5.09 to $12.12. Generally, the options vest over a four-year period. The options will expire between March 2011 to June 2014 (which is ten years from the date of grant of the respective options) or earlier upon termination of employment as an executive officer or service as a director of our company. The options were granted under our 2000 Stock Option Plan. See this Item 6.D. “Directors, Senior Management and Employees ---- Stock Option Plans -- Share ownership."

C.    BOARD PRACTICES

Election of Directors

An amendment to our Articles of Association approved at our 2004 annual general meeting of shareholders, provided for classification of the non-external members of the Board of Directors into three classes. Gadi Tamari was elected as a Class A director to serve for one year term until our 2005 annual general meeting of shareholders. Andreas Mattes was elected as a Class B director to serve for a term ending as of our 2006 annual general meeting of shareholders. Zohar Zisapel and Efraim Wachtel were elected as Class C directors to serve for a term ending as of our 2007 annual general meeting of shareholders. All the members of our Board of Directors, except the outside directors (who may only be elected for two, three-year terms), may be reelected upon completion of their term of office. In the intervals between annual general meetings of the company, our Board of Directors may elect new directors, whether to fill vacancies or in addition to those of their body, but only if the total numbers of directors shall not at any time exceed any maximum number, if any, fixed by or in accordance with our articles of association. Our directors are nominated by a majority of our independent directors, as such term is defined under NASDAQ rules.

Outside and Independent Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

No person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the Board of Directors are of the same gender, then at least one outside director must be of the other gender.

Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Any committee of the board of directors must include at least one outside director. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

In addition, the NASDAQ Marketplace Rules currently require us to have at least two independent directors on our board of directors and to establish an audit committee. Our board of director has determined that Liora Katzenstein and Joseph Atsmon qualify both as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements.

In general, under new NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, effective as of July 31, 2005, a majority of our board of directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ. NASDAQ Marketplace Rule 4350, or Rule 4350, was recently amended to permit foreign private issuers, such as our company, to follow certain home country corporate governance practices without the need to seek an individual exemption from NASDAQ.  Instead, a foreign private issuer must provide NASDAQ with a letter from outside counsel in its home country certifying that the issuer's corporate governance practices are not prohibited by home country law.  We are presently evaluating this regulatory development and are considering providing NASDAQ with a notice of non-compliance with respect to the NASDAQ requirement to maintain a majority of independent directors (as defined under the NASDAQ Marketplace Rules), which is not required by Israeli law.

Approval of Related Party Transactions Under Israeli Law

The Israeli Companies Law codifies the fiduciary duties that "office holders", including directors and executive officers, owe to a company. An "office holder" is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person identified as a director or executive officer in the first table in the section is an office holder. Under the Israeli Companies Law and our Articles of Association, all arrangements as to compensation of office holders who are not directors require approval of our Audit Committee and Board of Directors if the transaction is an "extraordinary transaction," or if such transaction is not an "extraordinary transaction," the approval of our General Manager according to guidelines of the Board of Directors. The compensation of office holders who are directors must be approved by our Audit Committee, Board of Directors and shareholders.

The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be, in which case such transaction will also require the approval of shareholders.

The Israeli Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders. The Companies Law defines a controlling shareholder as a person who holds 25% or more of the voting rights at the company’s general meeting, provided there is no other person that holds more than 50% of the voting rights in the company; for purposes of holding, two or more persons who hold voting rights in the company and each of whom has a personal interest in the approval of the same transaction up for approval by the company shall be deemed one holder. Moreover, an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder, or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

In addition, pursuant to an amendment to these regulations, directors’ compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company then, the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders providing certain criteria is met.

The above relief will not apply if one or more shareholder, holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders’ approval as detailed above.

In addition, since our ordinary shares are listed on the Tel Aviv Stock Exchange, we are subject to additional provisions of the Companies Law. Under these provisions, a private placement of securities that will increase the relative holdings of a shareholder that holds 5% or more of the company's outstanding share capital or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital, requires approval by the board of directors and the shareholders of the company.

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares

Regulations under the Israeli Companies Law provide that the Israeli Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Indemnification and Insurance of Directors and Officers Indemnification of Directors and Officers

The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. However, a company may not exculpate in advance a director from his liability to the company with respect to a breach of his duty of care in the event of distributions.

In accordance with the Israeli Companies Law, our Articles of Association provide that, subject to any restrictions imposed by the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

•	a breach of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

In addition, in accordance with the Israeli Companies Law, under our Articles of Association we may indemnify an office holder with respect to an act performed in his capacity as an office holder against:

•
a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder; and

•
reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against him and a financial liability was imposed on him in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent.

•
reasonable litigation expenses, including attorneys' fees, incurred by such office holder or which were imposed on him by a court, in proceedings we instituted against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

In accordance with the Israeli Companies Law, our Articles of Association may permit us to:

•
Prospectively undertake to indemnify an office holder of our company, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated due to our company's activities and limited to an amount or standard determined by the board of directors to be reasonable under the circumstances.

•	Retroactively indemnify an office holder of our company.

Under our Articles of Association provide, we may indemnify an office holder to the fullest extent permitted under the Israeli Companies Law.

These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•
a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently.

•	any act or omission done with the intent to unlawfully yield a personal benefit; or

•	any fine imposed on the office holder.

In addition, pursuant to the Israeli Companies Law, exculpation of, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, our office holders must be approved by our Audit Committee and our Board of Directors and, if such office holder is a director, also by our shareholders.

On January 18, 2000, our shareholders agreed to indemnify our office holders to the fullest extent permitted under the Companies Law. We have obtained directors and officers liability insurance for the benefit of our office holders.

Audit Committee

Our audit committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

Our audit committee is currently composed of Joseph Atsmon, Liora Katzenstein and Efraim Wachtel, each of whom satisfies the requirements of Israeli law applicable to members of audit committees. We will comply with the audit committee independence requirements of the Securities and Exchange Commission and the NASDAQ Marketplace Rules by July 31, 2005. Joseph Atsmon has been elected as the Chairperson of the Audit Committee. The audit committee meets at least once each quarter. Our Audit Committee charter is available on our website at www.radvision.com.

The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Our Audit Committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

Our Audit Committee has adopted and our Board of Directors has approved a company-wide Code of Business Conduct and Ethics which appears on our company’s website.

Other Committees

In addition to our audit committee, our board of directors has established an option committee, which administers our employees’ option plan. Messrs. Zohar Zisapel, Efraim Wachtel and Gad Tamari are the current members of our option committee.

Other Corporate Governance Matters

Our Board of Directors has recently passed a resolution which provides that the independent directors of our company will meet at least twice a year in executive session. At such sessions the independent directors will recommend the compensation of all our senior officers and will nominate directors to be approved by our shareholders at the Annual General Meeting. Our executive officers do not participate in any discussions or decisions that involve any aspect of their compensation.

We have adopted a Code of Business Conduct and Ethics applicable to all of our principal officers and all employees. The Code of Ethics which is distributed to all officers and employees may be viewed at our website.

Our Audit Committee approves all audit and non-audit services rendered by our independent registered public accountants. All member of our Audit Committee are considered financially literate in accordance with the NASDAQ definition.

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

D.    EMPLOYEES

As of December 31, 2004, we had 335 employees worldwide, of whom 175 were employed in research and development, 107 in sales and marketing, 29 in management and administration and 24 in operations. Of our employees, 208 are based in Israel, 54 are based in the United States, 60 are based in Hong Kong and China and 13 are based in the United Kingdom. We have standard employment agreements with all of our employees located in Israel. We are in the process of hiring approximately 31 employees who were former employees of FVC, the company that we purchased, see Item 4.A "Information on the Company - History and Development of the Company."

As of December 31, 2003, we had 258 employees worldwide, of whom 114 were employed in research and development, 94 in sales and marketing, 30 in management and administration and 20 in operations.

As of December 31, 2002, we had 245 employees worldwide, of whom 116 were employed in research and development, 94 in sales and marketing, 23 in management and administration and 12 in operations.

Our relationships with our employees in Israel are governed by Israeli labor legislation and regulations, extension orders of the Israeli Ministry of Labor and Welfare and personal employment agreements. Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws concern various matters, including severance pay rights at termination, notice period for termination, retirement or death, length of workday and workweek, minimum wage, overtime payments and insurance for work-related accidents. We currently fund our ongoing legal severance pay obligations by paying monthly premiums for our employees' insurance policies and or pension funds.

In addition, Israeli law requires Israeli employees and employers to pay specified sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute that include health insurance fees are approximately 16.25% of wages, of which the employee contributes approximately 64.0% and the employer contributes approximately 36.0%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute 13.3% to 15.8%, depending on the employee, of base wages to such plans and the employee contributes about 5.0%. RADVISION and its employees are not parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Manufacturers' Association of Israel, are applicable to our employees by "extension orders" of the Israeli Ministry of Labor and Welfare. These provisions principally concern periodic cost of living adjustments, procedures for dismissing employees, travel allowances, recuperation pay and other conditions of employment.

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

E.    SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table and the footnotes thereto contain information as of December 31, 2004 concerning the beneficial ownership of our ordinary shares by each of our directors and executive officers and all of our directors and executive officers as a group, including currently exercisable stock options:

Name	Number of ordinary shares (1)	Percentage of outstanding ordinary shares (2)
Zohar Zisapel	2,103,041	10.07%

Gad Tamari	295,800	1.40

Tsipi Kagan	*	*

Joseph Atsmon	*	*

Liora Katzenstein	*	*

Andreas Mattes	*	*

Efraim Wachtel	*	*

All directors and executive officers as a group (7 persons)	2,532,286	12.17%

* Less than 1%.
___________
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

(2)	The percentage of ordinary shares for each person and the group shown in this table is based on the 20,809,800 ordinary shares outstanding on March 7, 2005.

Stock Option Plans

1996 Stock Option Plan

In April 1996, we adopted our key employee share incentive plan, or the 1996 Plan. Employees of RADVISION and its subsidiaries of or affiliates of RADVISION belonging to the RAD-BYNET group are eligible to participate in the 1996 Plan. Options granted under this plan are for a term of sixty-two months from the date of the grant of the option. The following table presents option grant information for the 1996 Plan as of January 31, 2005:

Ordinary shares reserved for option grants	Options granted	Weighted average exercise price

3,163,523	3,100,223	$ 2.86

The 3,163,523 ordinary shares indicated in the table as having been reserved for option grants reflect the total number of ordinary shares reserved for grants under the 1996 Plan and our consultants option plan in the aggregate. We intend to grant further options under the 1996 Plan to our executive officers and employees. As of January 31, 2005, options to purchase 289,355 ordinary shares may be exercised under the 1996 Plan.

Plan Administration

The share incentive committee of our board of directors administers the 1996 Plan subject to the Board of Directors' ratification. Under the 1996 Plan, the committee has the authority to recommend to the Board of Directors:

•	the persons to whom options are granted;

•	the number of shares underlying each option award;

•	the time or times at which the award shall be made;

•	the exercise price, vesting schedule and conditions under which the options may be exercised; and

•	any other matter necessary or desirable for the administration of the plan.

Option Trust

Under the 1996 Plan, all options, or shares issued upon exercise of options, are held in trust and registered in the name of a trustee selected by the share incentive committee. During this period, voting rights attached to the ordinary shares issued upon exercise of the options may be exercised by the trustee.

Termination and Amendment

Our board of directors may terminate or amend the 1996 Plan, provided that any action by our board of directors which will alter or impair the rights of an option holder requires the prior consent of that option holder.

Consultants Option Plan

In March 1999, we adopted our consultants option plan, the 1999 Plan. Employees and directors and consultants employed by us are eligible to participate in the 1999 Plan. Options granted under the plan are for a term of sixty-two months from the date of grant of the option. The following table presents option grant information for this plan as of January 31, 2005:

Ordinary shares reserved for option grants	Options granted	Weighted average exercise price

3,163,523	63,300	$1.18

The ordinary shares indicated in the table as having been reserved for option grants reflect the total number of ordinary shares reserved for grants under the 1999 Plan and our 1996 Plan in the aggregate. As of January 31, 2004, there were no options eligible for exercise under the 1999 Plan.

Plan Administration

The option and compensation committee of our board of directors administers the plan, subject to Board of Directors' ratification. Under the 1999 Plan, the committee has the authority to recommend to the Board of Directors:

•	the persons to whom options are granted;

•	the number of shares underlying each option award;

•	the time or times at which the award shall be made;

•	the exercise price, vesting schedule and conditions under which the options may be exercised; and

•	any other matter necessary or desirable for the administration of the plan.

Option Trust

Under the 1999 Plan, all options, or shares issued upon exercise of options, are held in trust and registered in the name of a trustee selected by the share option and compensation committee. The 1999 Plan provides that the trustee will empower Yehuda and Zohar Zisapel to exercise the voting rights attached to the ordinary shares issued upon exercise of the options.

Termination and Amendment

Our board of directors may terminate or amend the 1999 Plan, provided that any action by our board of directors which will alter or impair the rights of an option holder requires the prior consent of that option holder.

2000 Stock Option Plan

Our 2000 Employee Stock Option Plan, or the 2000 Plan, currently authorizes the grant of options to purchase up to 5,916,376 ordinary shares. Employees and consultants of our company and its subsidiaries are eligible to participate in the 2000 Plan. The 2000 Plan also provides for the grant of options equal in the amount of up to 4% of our share capital, on a fully diluted basis, in each subsequent year following the year 2000 for issuance under the 2000 Stock Option Plan. An additional 894,945 ordinary shares were authorized for grant in 2001 based on 4% of our share capital at December 31, 2000, an additional 887,630 ordinary shares were authorized for grant in 2002 based on 4% of our share capital at December 31, 2001, an additional 748,997 ordinary shares were authorized for grant in 2003 based on 3.3% of our share capital at December 31, 2002, an additional 795,290 ordinary shares were authorized for grant in 2004 based on 3.3% of our share capital at December 31, 2003 and an additional 820,537 ordinary shares were authorized for grant in 2005 based on 3.3% of our share capital at December 31, 2004. Options, which are canceled or not exercised within the option period will become available for future grants. Awards under the 2000 Plan may be granted in the form of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.(9) of the Israeli Tax Ordinance. Other options were granted to directors of the company and the CEO in accordance with the approval of the Company shareholders at the respective Annual General Meetings.

Plan Administration

The option and compensation committee appointed by the Board of Directors administers the 2000 Plan, subject to the Board of Directors' ratification. Subject to the provisions of the 2000 Plan and applicable law, the option committee has the authority to recommend to the Board of Directors:

•	the persons to whom such awards are granted;

•
the form, terms and conditions of the written stock option agreement evidencing the option, including the type of option and the number of shares to which it pertains, the option price, the option period and its vesting schedule, and exercisability of the option in special cases (such as death, retirement, disability and change of control); and

•	the form and provisions of the notice of exercise and payment of the option.

Subject to the provisions of the 2000 Plan and applicable law, the Board of Directors has the authority to:

•	nominate a trustee for options issued under Section 102 of the Israeli Tax Ordinance;

•
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

•	interpret the provisions of the 2000 Plan; and

•	prescribe, amend, and rescind rules and regulations relating to the 2000 Plan or any award there under as it may deem necessary or advisable.

Except as set forth in the 2000 Plan, neither the Board of Directors nor the option and compensation committee may, without the consent of the optionee, alter or in any way impair the rights of such optionee under any award previously granted. Neither the termination of the 2000 Plan nor the change of control of our company, except to the extent provided in the 2000 Plan, will affect any option previously granted.

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

Options are not assignable or transferable by the optionee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by the optionee or his or her guardian or legal representative; provided, however, that during the optionee’s lifetime, the optionee may, with the consent of the option and compensation committee transfer without consideration all or any portion of his options to members of the optionee’s immediate family (as defined in the 2000 Plan), a trust established for the exclusive benefit of members of the optionee’s immediate family, or a limited liability company in which all members are members of the optionee’s immediate family.

The following table presents option grant information for the 2000 Plan as of January 31, 2005:

Ordinary shares reserved for option grants	Options granted	Range of exercise prices

5,916,376	4,984,053	$4.57- $28.00

As of January 31, 2005, options to purchase 3,856,964 ordinary shares may be exercised under the 2000 Plan.

Exercise of Options During 2004

During the year ended December 31, 2004, we issued 1,224,169 ordinary shares, par value NIS 0.1 per share each, at an average exercise price of $5.31 per share to employees and consultants as a result of the exercise of stock options.

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

Name	Number of ordinary shares beneficially owned (1)	Percentage of outstanding ordinary shares (2)
Yehuda Zisapel (3)	1,839,561	8.84%
Zohar Zisapel (4)	2,103,041	10.07%
Saranac Capital Management LP(5)	3,214,000	15.44%
The Baupost Group, L.L.C. (6)	3,555,875	17.09%
______________

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

(2)	The percentages shown are based on 20,809,800 ordinary shares issued and outstanding as of March 7, 2005.
(3)	Includes 477,213 ordinary shares owned of record by Rad Data Communication Ltd.
(4)
Includes 477,213 ordinary shares owned of record by Rad Data Communication Ltd., 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., and 306,456 ordinary shares owned of record by Lomsha Ltd.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2005. The Schedule 13G reflects that Saranac Capital Management GP LLC is the general partner of Saranac Capital Management LP and, in such capacity, may be deemed to have investment discretion over and be the beneficial owner of securities held for the account of Saranac Capital Management LP. Mr. Ross Margolies, in his capacity as the managing member of Saranac Capital Management GP LLC, may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the account of Saranac Capital Management LP, in addition to 20,012 ordinary shares held for the benefit of members of his family.

(6)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2005.
Significant Changes in the Ownership of Major Shareholders

As of December 31, 2002 Siemens Venture Capital Gmbh held 1,389,378, or 7.56%, of our ordinary shares. The Siemens ownership interest fell below 5.0% in 2003. Various Samsung entities held 1,000,000, or 5.44%, of our ordinary shares, as of December 31, 2002 and 2003. The Samsung entities’ interest in our company fell below 5.0% in 2004. On February 14, 2004 Salomon Bros. Asset Management and various Citigroup Inc. entities, or Citigroup, filed a Schedule 13G with the Commission reflecting ownership of 1,560,900, or 7.7%, of our ordinary shares. In an amendment to the Schedule 13G report filed with the Commission on March 10, 2004, Citigroup reported ownership of 2,076,800, or 10.3%, of our ordinary shares. In a second amendment to the Schedule 13G filed with the Commission on October 11, 2004, Citigroup reported ownership of 3,125,100, or 15.5%, of our ordinary shares. In a final amendment to the Schedule 13G filed with the Commission on February 14, 2005, Citigroup reported that it no longer held an ownership interest in our company.

On February 14, 2005, Saranac Capital Management LP, filed a Schedule 13G filed with the Commission reflecting ownership of 3,214,000, or 16.07%, of our ordinary shares. The Schedule 13G reflects that Saranac Capital Management GP LLC is the general partner of Saranac Capital Management LP and, in such capacity, may be deemed to have investment discretion over and be the beneficial owner of securities held for the account of Saranac Capital Management LP. In his capacity as the managing member of Saranac Capital Management GP LLC, Mr. Ross Margolies may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the account of Saranac Capital Management LP, in addition to 20,012 ordinary shares held for the benefit of members of his family.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 24, 2005, there were 41 holders of record of our ordinary shares, of which 18 record holders holding approximately 16.43% of our ordinary shares had registered addresses in Israel and 20 record holders holding approximately 80.47% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees. Because these holders of record in the United States include banks, brokers and nominees, the beneficial owners of these ordinary shares may include persons who reside outside the United States. On March 15, 2004, we had approximately 2,460 beneficial holders of our ordinary shares. We do not believe this number has materially changed since such date.

B.    RELATED PARTY TRANSACTIONS

The RAD-BYNET Group

Zohar Zisapel our chairman and Yehuda Zisapel, our former director and chairman, are principal shareholders of our company. Individually or together, they are also directors and principal shareholders of several other companies which, together with us and the other subsidiaries and affiliates, are known as the RAD-BYNET group. These corporations include but not limited to:

AB-NET Ltd. Axerra Networks Inc. BYNET Data Communication Ltd. BYNET Electronics Ltd. BYNET Properties Ltd. BYNET SEMECH Outsourcing Ltd. BYNET Systems Applications Ltd. BYNET Personal Computers Ltd.	Ceragon Networks Ltd. RAD-BYNET Properties and Services (1981) Ltd. Modules INC. RAD Data Communication Ltd. RAD-OP Inc. E-BEAT Software and Internet Services Ltd.	RADWARE Ltd. RADCOM Ltd. RADWIN Ltd. RIT Technologies Ltd. Sanrad Inc. SILICOM Ltd. WISAIR Inc.

In addition to engaging in other businesses, members of the RAD-BYNET group are actively engaged in designing, manufacturing, marketing and supporting data communication products, none of which currently compete with our products. Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

Efraim Wachtel, who is a director of our Company, serves as the president and chief executive officer of RAD Data Communication.

We generally ascertain the market prices for goods and services that can be obtained at arms’ length from unaffiliated third parties before entering into any transaction with a member of the RAD-BYNET group for those goods and services. In addition, all of our transactions to date with members of the RAD-BYNET group were approved unanimously by our shareholders. As a result, we believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the RAD-BYNET group are beneficial to us and no less favorable to us than terms which might be available to us from unaffiliated third parties. Any future transactions and arrangements with entities, including other members of the RAD-BYNET group, in which our office holders have a personal interest will require approval by our audit committee, our board of directors and, if applicable, our shareholders.

Transactions with related parties:

	Year ended December 31,
	2002	2003	2004

Revenues (1)	$199	$-	$214
Cost of revenues (3)	$244	$66	$39
Research and development expenses (2)	$44	$379	$143
Marketing, selling, general and administrative expenses (2)	$157	$207	$455
Purchase of property and equipment (4)	$576	$530	$624

(1)	Includes revenues from the Company's products and maintenance sold to affiliated companies.

(2)	Includes administrative services provided to the Company by affiliated companies that the Company reimburses for the costs incurred in providing these services.

(3)	Includes the purchase of components from affiliated companies.

(4)	Includes property and equipment that were purchased from affiliated companies.

Arbitration with related parties

In January 2001, we entered into an agreement with Zohar Zisapel Properties Inc. and Yehuda Zisapel Properties Inc. (entities that are wholly owned by Zohar Zisapel, the Chairman of our Board of Directors and a principal shareholder, and Yehuda Zisapel, a principal shareholder and our former Chairman, respectively) to lease approximately 24,000 square feet of office space in Paramus, New Jersey for a period of five years, which space we subsequently surrendered. The parties disagreed as to the extent of damages caused by this action, if any. In December 2003, the parties proceeded to binding arbitration before Judge Robert E. Tarleton (retired) in Hackensack, New Jersey. Our potential liability under the claim filed against us was approximately $1.5 million and an appropriate provision was taken for such amount. Judge Tarleton issued his ruling on February 12, 2004 stating the amount we owed to the Zisapel entities was $400,000. As of December 31, 2003, we revised the related accrual to $400,000 and recorded restructuring income in the amount of $1,061,000 in our financial statements for the year ended December 31, 2003. See Note 1.b to our consolidated financial statements. See Item 5.A. "Operating and Financial Review and Prospects - Operating Results - Restatement of Previously-Issued Financial Statements."

Voting Agreement

Upon the completion of the private placement which took place contemporaneously with our March 2000 initial public offering, Siemens and some of our existing shareholders, including our current chairman of the board, our former chief executive officer, the Evergreen Group, Clal Venture Capital Fund LP and Yehuda Zisapel, entered into a voting agreement. The voting agreement provided that, in the election of our directors, the shareholders party to the agreement would nominate and vote for a nominee of Siemens to serve as a director and as many other nominees as the other shareholders party to the agreement would unanimously propose to serve as directors. However, the number of directors that the other shareholders propose to serve as directors would at a minimum be equal to the number of directors which these shareholders appointed to the board of directors prior to March 2000.

The initial term of the voting agreement was due to terminate in March 2003, but was subject to automatic extensions for two additional one-year periods unless any of the parties to the agreement provided notice to the other parties 60 days before the expiration date of the then current term that such party wishes to terminate the agreement. Accordingly, the agreement was automatically extended for two additional one-year periods until March 31, 2005.

C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Legal Proceedings

In January 2001, we entered into an agreement with Zohar Zisapel Properties Inc. and Yehuda Zisapel Properties Inc. (entities that are wholly owned by Zohar Zisapel, the Chairman of our Board of Directors and a principal shareholder, and Yehuda Zisapel, a principal shareholder and our former Chairman, respectively) to lease approximately 24,000 square feet of office space in Paramus, New Jersey for a period of five years, which space we subsequently surrendered. The parties disagreed as to the extent of damages caused by this action, if any. In December 2003, the parties proceeded to binding arbitration before Judge Robert E. Tarleton (retired) in Hackensack, New Jersey. Our potential liability under the claim filed against us was approximately $1.5 million and an appropriate provision was taken for such amount. Judge Tarleton issued his ruling on February 12, 2004 stating the amount owed to the Zisapel entities was $400,000. As of December 31, 2003, we revised the related accrual to $400,000 and recorded restructuring income in the amount of $1,061,000. See Note 1.b to our consolidated financial statements. See Item 5.A. "Operating and Financial Review and Prospects - Operating Results - Restatement of Previously-Issued Financial Statements."

In 1998, a third party sent correspondence to our affiliate, RAD Data Communication Ltd., alleging that some products manufactured by RAD and some of its affiliates, including us, infringe upon specified patents of the third party and offering to license these patents to RAD and its affiliates. In subsequent correspondence, RAD requested that the third party specifically substantiate each allegation of infringement before RAD or any of its affiliates considers entering into any licensing arrangements. RAD has recently received further correspondence from the third party in which the third party has reiterated its claims. RAD does not believe the third party has substantiated its claims and has communicated this belief to the third party. RAD advises us that the alleged infringement claims are unresolved.

The elements of our products that the third party has alleged infringe upon its patents are contained within components which we obtain from a third party manufacturer. We believe that the third party manufacturer has a license to use these patents and that we may be entitled to the benefits of this license.

In addition, based on the third party fee and royalty schedule for licensing the relevant patents, we believe that any licensing fee and royalty payments that we may be required to pay for the right to use the third party's patents would not have a material impact on our earnings. As a result, we do not believe that the third party's allegations will have a material adverse effect upon us, our business, financial condition or liquidity. The Company has recorded sufficient provision for such allegation.

In 2003, another third party sent correspondence to the Company alleging that some products manufactured by the Company infringe upon patents held by the third party and offered to license these patents to the Company. Subsequent correspondence was exchanged during 2004, in which additional requests were made by the third party. The Company has recorded sufficient provision for such allegation.

Other than the above, we are not involved in any legal proceedings that are material to our business or financial condition.

B.    SIGNIFICANT CHANGES

Since the date of the annual consolidated financial statements included in this annual report, no significant changes have occurred except as described below.

Following a bidding process held under the supervision of a United States Bankruptcy Court, we acquired substantially all of the assets of FVC and its wholly owned subsidiary, CUseeMe Networks, Inc. on an “as is” basis on March 15, 2005. The transaction, provided for a cash purchase price of $7,150,000. Due to certain cash adjustments the actual purchase price was less then $7,000,000. We have hired approximately thirty-one former employees of FVC who were based in Nashua New Hampshire. These employees will be involved in marketing, selling and supporting the FVC products. We also entered into a one year consulting and non-compete agreement with the former Chief Executive Officer of FVC.

ITEM 9.  THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low sale prices of our ordinary shares as reported by the NASDAQ National Market and the Tel Aviv Stock Exchange:

	NASDAQ National Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2000	$65.00	$11.31	-	-
2001	16.25	5.02	-	-
2002	7.90	4.05	5.95	4.70
2003	13.26	5.05	12.97	5.30
2004	16.00	9.05	15.72	9.17

Quarterly Stock Information

The following table sets forth, for the each of the full financial quarters in the years indicated, the high and low sale prices of our ordinary shares as reported by the NASDAQ National Market and the Tel Aviv Stock Exchange:

	NASDAQ National Market		Tel Aviv Stock Exchange
	High	Low	High	Low
2003
First Quarter	$7.70	$5.50	$7.16	$5.66
Second Quarter	7.20	5.05	7.17	5.30
Third Quarter	9.00	6.50	8.99	6.81
Fourth Quarter	13.26	7.81	12.97	7.99

2004
First Quarter	$16.00	$11.20	$15.72	$10.61
Second Quarter	14.00	10.13	13.78	10.20
Third Quarter	12.76	9.09	12.28	9.32
Fourth Quarter	13.91	9.05	13.23	9.17

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low sale prices of our ordinary shares as reported by the NASDAQ National Market and the Tel Aviv Stock Exchange:

	NASDAQ National Market		Tel Aviv Stock Exchange
	High	Low	High	Low
2004
October	$11.28	$9.05	$10.98	$9.17
November	13.85	10.54	13.03	10.60
December	13.91	12.79	13.23	12.37

2005
January	$15.17	$13.46	$15.23	$13.24
February	14.77	12.39	14.69	12.50
March	13.50	12.15	13.10	12.16

Dual Listing

In addition to trading on the NASDAQ National Market, on October 20, 2002, our ordinary shares began trading on the Tel Aviv Stock Exchange. According to a publication of the Israeli Tax Authorities, sales of securities of an industrial company, such as us, by individuals and companies to whom Chapter B of the Inflationary Law does not apply will continue to enjoy benefits of a lower Israeli capital gains tax after a dual listing.

B.    PLAN OF DISTRIBUTION

Not applicable.

C.    MARKETS

Our ordinary shares have been listed on the NASDAQ National Market under the symbol RVSN since our initial public offering on March 14, 2000. Since October 20, 2002, our ordinary shares have also traded on the Tel Aviv Stock Exchange.

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

Directors may not enter into borrowing arrangements on our behalf except in the manner approved by the Company. The Board of Directors have approved a resolution regarding signing authority to ensure the proper oversight and regulation of officers and directors acting on our behalf.

Rights Attached to Shares

Our authorized share capital consists of 25,000,000 ordinary shares of a nominal value of NIS 0.1 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable.

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

Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. See “Item 6A. Directors, Senior Management and Employees - Election of Directors.”

Rights to share in our company’s profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See “Item 10B. Rights Attached to Shares - Dividend Rights.”

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

Annual and Extraordinary Meetings

The Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting. Notice of at least twenty-one days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of our issued capital. An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting. See this “Item 10B. Additional Information - Memorandum and Articles of Association- Rights Attached to Shares-Voting Rights.”

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

Provisions Restricting Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards’ confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under our articles of association, such merger must be approved by a resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder. See also Item 6C. “Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions Under Israeli Law.”

Disclosure of Shareholders’ Ownership

The Israeli Securities Law, 5728-1968 and regulations promulgated thereunder contain various provisions regarding the ownership threshold above which shareholders must disclose their share ownership. However, these provisions do not apply to companies, such as ours, whose shares are publicly traded in Israel as well as outside of Israel.  As a result of the listing of our ordinary shares on the Tel Aviv Stock Exchange, we are required pursuant to the Israeli Securities Law and the regulations promulgated thereunder to deliver to the Israeli Share Registrar, the Israeli Securities Exchange Commission and the Tel Aviv Stock Exchange, all reports, documents, forms and information received by us from our shareholders regarding their shareholdings, provided that such information was published or required to be published under applicable foreign law.

C.    MATERIAL CONTRACTS

While we have numerous contracts with customers, resellers and distributors we do not deem any such individual contract to be material.

D.    EXCHANGE CONTROLS

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

E.    TAXATION

General Corporate Tax Structure

Israeli companies are generally subject to income tax at the corporate tax rate of 35%. In June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), which progressively reduces the corporate tax rate from 36% to 35% in 2004 and to a rate of 30% in 2007. However, several investment programs at our manufacturing facility in Tel Aviv have been granted approved enterprise status and we are, therefore, eligible for tax benefits under the Law for the Encouragement of Capital Investments, 1959. We have derived, and expect to continue to derive, a substantial portion of our income from the approved enterprise programs at our manufacturing facility.

As of December 31, 2004, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $11.3 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against future taxable income. We expect that, during the period in which these tax losses are utilized, our income will be substantially tax-exempt. Therefore, there will be no tax benefit available from these losses and no deferred income taxes have been included in our financial statements. Deferred taxes for other temporary differences are immaterial.

As of December 31, 2004, the net operating loss carry-forwards of our U.S. subsidiary for U.S. tax purposes amounted to approximately $13.4 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2015 through 2023.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. An approved enterprise is entitled to benefits including Israeli Government cash grants and tax benefits in specified development areas. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be eligible for the following tax benefits commencing in the first year in which it generates taxable income: a full income tax exemption for the first two years, and a reduced income tax rate of 10% -25% (instead of the regular rate of 35%) for the remaining five to eight years (depending on the level of non-Israeli investments in the Company). The period of tax benefits for our approved enterprise programs has not yet commenced, because we have yet to realize taxable income. These benefits should result in income recognized by us being tax exempt or taxed at a lower rate for a specified period after we begin to report taxable income and exhaust any net operating loss carry-forwards. However, these benefits may not be applied to reduce the tax rate for any income derived by our U.S. subsidiary.

A company owning an approved enterprise may elect to forego entitlement to the grants otherwise available under the Investment Law and in lieu thereof participate in an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder, if any, of the otherwise applicable benefits period.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company which qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. The company tax rate applicable to distributed income earned in the benefit period and to income (distributed or not) earned in the benefit period is as follows:

For a company with foreign investment of	The company tax rate is

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax benefit period or within 12 years thereafter, yet, no time limit is applicable to dividends from a foreign investment company. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

Subject to applicable provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute such income as a dividend.

The Investment Center bases its decision as to whether or not to approve an application on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Accordingly, we cannot assure you that any of our applications, if made, will be approved in the future.

The benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage adjustment and interest.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures from proceeds made available to us through government grants are not deductible according to Israeli law.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

•	amortization of purchases of acquired technology and patents over an eight-year period for tax purposes;

•	amortization of specified expenses incurred in connection with a public issuance of securities over a three-year period for tax purposes;

•	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

•	accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us can be summarized as follows:

There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

•
Capital gains on specific traded securities, are normally exempt from tax for individuals and are taxable for companies. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Capital Gains Tax on Sales of Our Ordinary Shares

Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax so long as (i) our ordinary shares were listed on certain stock exchanges, including the NASDAQ National Market, or listed on a stock exchange in a country appearing on a list approved by the Controller of Foreign Currency and (ii) we qualified as an Industrial Company.

Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange, or “TASE” (such as our company) or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange outside of Israel (such as our company). This tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, known as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the tax reform, which came into effect on January 1, 2003.

The tax reform, aimed at broadening the categories of taxable income and reducing the tax imposed on employment income, introduced the following, among other things:

•
Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

•
Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•
Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

•
Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax on Sales of Our Ordinary Shares” above; and

•	Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds 10% of our voting power, and 15% for dividends generated by an approved enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%. However, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	investors that actually or constructively own 10% or more of our voting shares, and

•	investors holding ordinary shares as part of a straddle, or appreciated financial position or a hedging or conversion transaction.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

For purposes of this summary, a U.S. Holder is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See "-Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or, in the case of certain U.S. Holders, financial services income for United States foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.” Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the Untied States and Israel, or the Treaty, or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will be generally allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service, or the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) the average percentage of our assets for the taxable year which are produced or held for the production of passive income is at least 50%. For this purpose, passive income includes generally dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your ordinary shares, as described below, dividends could not qualify for the reduced maximum tax rate, discussed above, and

•
you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•
the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

•	you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements. We will provide U.S. Holders with the information needed to report income and gain under a QEF election if we are classified as a PFIC.

Alternatively, if you elect to "mark-to-market" your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss. Gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals, which, under current law, is 28%. Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Any U.S. Holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

An individual U.S. Holder of ordinary shares will generally be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F.    DIVIDEND AND PAYING AGENTS

Not applicable.

G.    STATEMENT BY EXPERTS

Not applicable.

H.    DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, since 2001, we elected to file our annual and interim reports on Forms 10-K, 10-Q and 8-K. On March 14, 2005, we filed a Form 8-K advising that we would begin to file our annual reports with the Securities and Exchange Commission on Form 20-F for foreign private issuers, effective as of the year ended December 31, 2004 and that we would timely furnish our quarterly unaudited financial statements under a Report of Foreign Private Issuer on Form 6-K.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549 and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.eltekglobal.com You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-28884.

The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

I.    SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We are exposed to a variety of risks, including changes in interest rates and foreign currency fluctuations.

Interest Rate Risk

As of December 31, 2004, we had cash and cash equivalents and short-term investments of $71.6 million. We invest our cash surplus in time deposits, cash deposits, U.S. federal agency securities and corporate bonds with an average credit rating of AA. These investments are not purchased for trading or other speculative purposes. Due to the nature of these investments, we believe that we do not have a material exposure to market risk.

Our exposure to market risks for changes in interest rates is limited since we do not have any material indebtedness.

Foreign Currency Exchange Risk

We develop products in Israel and sell them in North America, Asia and several European countries. As a result our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

Our foreign currency exposure with respect to our sales is mitigated, and we expect it will continue to be mitigated, through salaries, materials and support operations, in which part of these costs are denominated in NIS.

Since the beginning of 2004, the NIS has appreciated approximately 1.6% against the dollar. The appreciation has resulted in a low inflation rate in Israel, which was approximately 1.2% in 2004 compared to an annual deflation rate of 1.9% in 2003.

Since most of our sales are quoted in dollars, and a portion of our expenses are incurred in NIS, our results may be adversely affected by a change in the rate of inflation in Israel or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the dollar and other foreign currencies.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

We sold 4,370,000 of our ordinary shares in our initial public offering on March 14, 2000. The aggregate offering price of the shares sold was $87.4 million. The total expenses of the offering were approximately $8,950,000. None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates. The net public offering proceeds to us, after deducting the total expenses were approximately $78,500,000. Such proceeds have been invested in liquid investments and short-term bank deposits and have been used for working capital purposes. As of December 31, 2004, we had $71.6 million in cash, cash equivalents and short-term bank deposits.

ITEM 15.  CONTROLS AND PROCEDURES

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

Following restatement of our 2003 financial statements, we have changed our disclosure controls to require an extensive review of events subsequent to our earnings release for possible recognition of their effects in our financial statements when filed. Other that with respect to such change, there were no changes to our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

All internal control systems no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Joseph Atsmon, who serves as Chairman of our audit committee, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

ITEM 16B.  CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our executive and financial officers and all of our employees. The Code of Business Conduct and Ethics is publicly available on our website at www.radvision.com and we will provide shareholders with a written copy upon request. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of these codes to our chief executive officer, chief financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.  PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants and the percentage of each of the fees out of the total amount paid to the accountants:

	Year ended December 31,
	2003		2004
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$43,000	53.8%	$91,500	74%
Audit-related (2)	5,000	6.2	5,000	4
Tax (3)	32,000	40.0	25,000	20
Other (4)	-	-	2,000	2
Total	$80,000	100.0%	$123,500	100.0%

______________
(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)
Audit-related fees relate to assurance and associated services that traditionally are performed by the independent accountant, including consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

(4)	Other fees include fees for consulting services rendered to us.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernest & Young Global. The policy generally pre-approves certain specific services in the categories of audit services, audit-related services, and tax services up to specified amounts, and sets requirements for specific case-by-case pre-approval of discrete projects, those which may have a material effect on our operations or services over certain amounts. Pre-approval may be given as part of the Audit Committee’s approval of the scope of the engagement of our independent auditor or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The pre-approval of services is sometimes delegated to one or more of the Audit Committee’s members, but the decision must be presented to the full Audit Committee at its next scheduled meeting. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit services defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also considers whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.  EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

Issuer Purchase of Equity Securities

The following table sets forth, for each of the months indicated, the total number of shares purchased by us or on our behalf or any affiliated purchaser, the average price paid per share, the number of shares purchased as part of a publicly announced repurchase plan or program, the maximum number of shares or approximate dollar value that may yet be purchased under the plans or programs.

Month in 2004	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs

October	-	-	-	1,986,000
November	-	-	-	1,986,000
December	-	-	-	1,986,000

 PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19.  EXHIBITS

Exhibit	Description
1.1*	Memorandum of Association of the Registrant
1.2*	Articles of Association of the Registrant

2.1*	Form of Ordinary Share Certificate
4.1*	Agreement, dated as of April 14, 1995, by and among Registrant, RAD Data Communication Ltd. and Yehuda Zisapel and Zohar Zisapel
4.2*	Agreement, dated as of April 18, 1995, by and among Registrant, Clal Venture Capital Fund LP and Yehuda Zisapel and Zohar Zisapel
4.3*	Agreement, dated as of April 18, 1995, by and among Registrant, Lannet Data Communication Ltd. and Yehuda Zisapel and Zohar Zisapel
4.4*	Agreement, dated as of April 19, 1995, by and among Registrant, ECI Telecom Ltd. and Yehuda Zisapel and Zohar Zisapel
4.5*	Agreement, dated as of April 24, 1995, by and among Registrant, Zohar Gilon, Avraham Neuman, Yair Tauman and W.S.P. Capital Investment Ltd., and Yehuda Zisapel and Zohar Zisapel
4.6*
Agreement, dated as of April 26, 1995, by and among Registrant, Lerosh Investments Ltd., Gevahim Investments House Limited Ltd., Yoav Chelouche, Permal Emerging Growth V Ltd., Maritime—Julex Investment Ltd., Shraga Blazer and Eli Luz and Yehuda Zisapel and Zohar Zisapel

4.7*	Agreement, dated as of April 27, 1995, by and among Registrant, Finovelec, Factory Systemes, Houston Venture Partners, Ltd. and Yehuda Zisapel and Zohar Zisapel
4.8*	Agreement, dated September 12, 1996, by and among Registrant and Intel Corporation, as amended
4.9*
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

4.10***	Form of 2000 Employee Stock Option Plan
4.11*	Key Employee Share Incentive Plan, as amended
4.12*	Consultant Option Plan, as amended
4.13*	License Agreement, dated January 13, 1999, between Registrant and RADCOM Ltd.

4.14*	Lease Agreement, dated May 12, 1997, between RADVISION Inc. and RAD Data Communication Inc., as amended
4.15**	Lease Agreement, dated January 19, 2001, between Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADVISION Inc.
6	Statements regarding computation of per share earning
8	Subsidiaries of RADVISION Ltd.
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, with respect to the Registration Statements on Form S-8.
___________________

*	Filed as an exhibit to our registration statement on Form F-1, registration number 333-30916, as amended, filed with the Securities and Exchange Commission, and incorporated herein by reference.
**	Filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission, and incorporated herein by reference.
***	Filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission, and incorporated herein by reference.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

RADVISION LTD.

We have audited the accompanying consolidated balance sheets of RADVISION Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the accompanying financial statement schedule II. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1b, the consolidated financial statements as of December 31, 2003 and for the year then ended have been restated for the matters set forth therein.

/s/ Kost Forer Gabbay and Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 1, 2005	A Member of Ernst & Young Global

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	*) 2003	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,433	$20,206
Short-term bank deposits	13,574	11,799
Short-term marketable securities	21,403	39,612
Trade receivables (net of allowance for doubtful accounts of $ 1,704 and $ 1,276 at December 31, 2003 and 2004, respectively)	8,685	10,063
Other accounts receivable and prepaid expenses	2,704	3,900
Inventories	969	1,220

Total current assets	63,768	86,800

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term bank deposits	4,004	5,384
Long-term marketable securities	44,497	33,365
Severance pay fund	2,171	2,733

Total long-term investments and receivables	50,672	41,482

PROPERTY AND EQUIPMENT, NET	2,572	2,647

GOODWILL	-	647

OTHER INTANGIBLE ASSETS, NET	-	306

Total assets	$117,012	$131,882

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,270	$1,939
Deferred revenues	6,047	7,517
Accrued expenses and other accounts payable	12,040	11,949

Total current liabilities	19,357	21,405

ACCRUED SEVERANCE PAY	3,353	3,701

Total liabilities	22,710	25,106

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.1 par value:
Authorized - 25,000,000 shares as of December 31, 2003 and 2004; Issued -20,152,045 and 20,569,018 as of December 31, 2003 and 2004 respectively; Outstanding - 19,344,849 and 20,569,018 shares as of December 31, 2003 and 2004, respectively	187	196
Additional paid-in capital	104,663	107,267
Treasury stock (807,196 and 0 Ordinary shares as of December 31, 2003 and 2004, respectively)	(5,075)	-
Accumulated deficit	(5,473)	(687)

Total shareholders' equity	94,302	106,776

Total liabilities and shareholders' equity	$117,012	$131,882

*) Restated (see Note 1b).

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2002	*) 2003	2004

Revenues:
Products	$34,577	$35,286	$40,212
License and royalties	6,619	8,329	13,758
Maintenance services	7,899	7,689	10,266

Total revenues	49,095	51,304	64,236

Operating costs and expenses:
Cost of revenues	10,946	11,351	13,108
Research and development	15,338	14,573	17,484
Marketing and selling	18,624	19,969	24,620
General and administrative	4,098	4,040	4,900
Restructuring income	-	(1,061)	-

Total operating costs and expenses	49,006	48,872	60,112

Operating income	89	2,432	4,124
Financial income, net	2,667	2,130	1,860

Income	$2,756	$4,562	$5,984

Basic net earnings per Ordinary share	$0.15	$0.24	$0.30

Diluted net earnings per Ordinary share	$0.15	$0.23	$0.28

*) Restated (see Note 1b).

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

			Additional	Deferred			Total
	Ordinary shares		paid-in	stock	Treasury	Accumulated	shareholders'
	Number	Amount	capital	compensation	stock	deficit	equity

Balance as of January 1, 2002	18,304,244	$182	$104,209	$(299)	$(9,903)	$(10,640)	$83,549

Purchase of treasury stock	(280,669)	-	-	-	(1,854)	-	(1,854)
Exercise of share options by employees	262,355	5	377	-	-	-	382
Amortization of deferred stock compensation	-	-	-	182	-	-	182
Income	-	-	-	-	-	2,756	2,756

Balance as of December 31, 2002	18,285,930	187	104,586	(117)	(11,757)	(7,884)	85,015

Purchase of treasury stock	(14,000)	-	-	-	(77)	-	(77)
Exercise of share options by employees	1,072,919	-	77	-	6,759	(2,151)	4,685
Amortization of deferred stock compensation	-	-	-	117	-	-	117
Income	-	-	-	-	-	4,562	4,562

Balance as of December 31, 2003 *)	19,344,849	187	104,663	-	(5,075)	(5,473)	94,302

Exercise of share options by employees	1,224,169	9	2,604	-	5,075	(1,198)	6,490
Income	-	-	-	-	-	5,984	5,984

Balance as of December 31, 2004	20,569,018	$196	$107,267	$-	$-	$(687)	$106,776

*) Restated (see Note 1b).

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	*) 2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Income	$2,756	$4,562	$5,984
Adjustments required to reconcile income to net cash provided by operating activities:
Depreciation and amortization	2,665	1,926	2,513
Loss (gain) on sale of property and equipment	(2)	(45)	75
Restructuring income	-	(1,061)	-
Accrued interest on and amortization of premium on held-to-maturity marketable securities and bank deposits	**) 785	**) 998	1,589
Amortization of deferred stock compensation	182	117	-
Decrease (increase) in trade receivables, net	(4,427)	820	(1,378)
Decrease (increase) in other accounts receivable and prepaid expenses	(1,577)	124	(729)
Decrease (increase) in inventories	888	27	(251)
Increase (decrease) in trade payables	2,582	(2,077)	669
Increase (decrease) in deferred revenues	(628)	3,184	1,470
Increase (decrease) in accrued expenses and other accounts payable	2,314	716	(91)
Increase (decrease) in accrued severance pay, net	748	(238)	(214)

Net cash provided by operating activities	6,286	9,053	9,637

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from redemption of held-to-maturity marketable securities	45,810	56,811	35,240
Purchase of held-to-maturity marketable securities	**) (45,848)	**) (75,111)	(43,630)
Proceeds from withdrawal of bank deposits	36,998	18,476	17,121
Purchase of bank deposits	(33,167)	(10,119)	(17,002)
Purchase of property and equipment	(1,705)	(1,300)	(2,319)
Proceeds from sale of property and equipment	225	182	23
Purchase of intangible assets	-	-	(1,320)

Net cash provided by (used in) investing activities	2,313	(11,061)	(11,887)

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury stock	(1,854)	(77)	-
Exercise of share options by employees	382	-	2,621
Repayment of long-term bank loans	(19)	-	-
Issuance of Ordinary shares and treasury stock for cash upon exercise of options	-	4,693	3,402

Net cash provided by (used in) financing activities	(1,491)	4,616	6,023

Increase in cash and cash equivalents	7,108	2,608	3,773

Cash and cash equivalents at the beginning of the year	6,717	13,825	16,433

Cash and cash equivalents at the end of the year	$13,825	$16,433	$20,206

Supplemental disclosure of non-cash activity:
Receivables on account of shares	$-	$8	$475

*)	Restated (see Note 1b).
**)	Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
RADVISION Ltd. (the "Company") is an Israeli corporation which designs, develops and supplies products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet Protocol ("IP").

The Company's products and technology are used by its customers to develop systems that enable enterprises and service providers to use packet networks for real-time IP communications.

The Company operates under two reportable segments: 1) the networking business unit (or "NBU"), which focuses on networking solutions and products and is responsible for developing networking products for IP-centric voice, video and data conferencing services; and 2) the technology business unit ("TBU"), which focuses on creating developer toolkits for the underlying IP communication protocols and testing tools needed for real-time voice and video over IP.

The Company has six wholly-owned subsidiaries: RADVISION Inc. in the United States, RADVISION HK in Hong Kong, RADVISION U.K. in the United Kingdom, RADVISION Japan KK in Japan that are primarily engaged in selling and marketing the Company's products and technology, RADVISION Communication Development (Beijing) Co. Ltd. in China. (see Note 1b), that is primarily engaged in research and development, and RADVISION B.V., in the Netherlands that is a holding company.

b.	Restatement of previously-issued financial statements:

As described in Note 13 to the financial statements, in January 2001, we entered into a lease agreement with related parties for a period of five years. Subsequently, our company surrendered the property before inception of the lease. The parties to the lease agreement disputed the extent of damages caused by this action and agreed to proceed to binding arbitration. The presiding arbitrator issued his ruling on February 12, 2004, stating the amount we owed was $400. We had previously accrued a liability of $1,461 in respect of the aforementioned dispute.

Prior to the issuance of the arbitration ruling, the Company had announced its 2003 financial results, but had not yet filed its Annual Report on Form 10-K for the year ended December 31, 2003.

In the 2003 audited financial statement the arbitration ruling was treated as a “Type II” event as defined in AU 560 of the PCAOB auditing standards (“AU 560”) and accordingly full disclosure concerning the event was provided in the 2003 audited financial statements while no revision was made to the $1,461 accrual.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

In the process of preparing the financial statements for the year ended December 31, 2004, the accounting treatment relating to this event was reconsidered and consequently it was concluded that the arbitration ruling issued on February 14, 2004 represents a “Type I” event according to AU 560, due to the fact that the above ruling, ,which became available subsequent to the period covered by the 2003 financial statements, but before issuance of such financial statements, provided additional evidence with respect to conditions that existed on December 31, 2003 and affected estimates used in preparing the 2003 financial statements. Consequently, the estimated provision relating to the aforementioned dispute is being revised from $1,461 to $400 in the 2003 fiscal year and the financial statements are being restated accordingly.

As a result of this restatement, the Company recorded restructuring income of $1,061 in the year ended December 31, 2003, resulting in increased net income and decreased accrued expenses in that amount.

The impact of the aforementioned restatement with respect to the financial statements as of December 31, 2003 and for the year then ended is summarized below:

Statement of operations data:

	Year ended December 31, 2003
	Previously reported	Adjustment	As restated

Restructuring income	$-	$1,061	$1,061

Operating income	$1,371	$1,061	$2,432

Net Income	$3,501	$1,061	$4,562

Basic net earnings per Ordinary share	$0.19	$0.05	$0.24

Diluted net earnings per Ordinary share	$0.18	$0.05	$0.23

Balance sheet data:

	December 31, 2003
	Previously reported	Adjustment	As restated

Accrued expenses and other accounts payable	$13,101	$1,061	$12,040

Total current liabilities	$20,418	$(1,061)	$19,357

Accumulated deficit	$(6,534)	$1,061	$(5,473)

Total shareholders' equity	$93,241	$1,061	$94,302

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Cash flow data:

	Year ended December 31, 2003
	Previously reported	Adjustment	As restated

Net income	$3,501	$1,061	$4,562

Restructuring income	$-	$(1,061)	$(1,061)

Net cash provided by operating activities	$9,053	$-	$9,053

c.	Acquisition of assets of VisionNex Technologies Inc.

In May 2004, the Company entered into an asset purchase agreement with VisionNex Technologies Inc. ("VisionNex"), a U.S. based company with a wholly-owned Chinese subsidiary, pursuant to which the Company acquired VisionNex's technologies, intangible assets and intellectual property.

The assets purchased by the Company consisted of the technology and workforce used by VisionNex in conducting its business. The consideration for the assets purchased from VisionNex amounted to $ 1,320. For the useful life of intangible asset - see Note 6. In addition, the Company hired certain former employees of VisionNex.

The transaction has been accounted for as a purchase business combination. The purchase price was allocated to the technology with the residual recognized as goodwill. The pro-forma effect of the acquisition is immaterial to the Company’s results.

In July 2004, the Company incorporated a wholly-owned subsidiary under the laws of China, RADVISION Communication Development (Beijing) Co. Ltd., for the purpose of opening a research and development center in China.

d.	Revenues derived from the Company's largest customer in 2004, represented 27% of total sales (see Note 12e).

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

c.	Financial statements in U.S. dollars:

The Company's and its subsidiaries' revenues are generated in U.S. dollars ("dollar"). In addition, a significant portion of the Company's and its subsidiaries' costs is incurred in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, the Company's and its subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with Statement of the Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52"). Amounts in currencies other than U.S dollars have been remeasured as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.
Revenues and costs - at the exchange rates in effect as of the date of recognition of the transactions.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income under financial income, net.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date of purchase.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Marketable securities:

The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity since the Company has the positive intent and ability to hold the securities to maturity. These securities are stated at amortized cost and are therefore adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, accretion and interest on the debt securities are included in financial income, net.

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in dollars and bear interest at an annual average rate of 1.95% at December 31, 2004. The short-term deposits are presented at their cost, including accrued interest.

g.	Long-term bank deposits:

Long-term bank deposits are deposits with maturities of more than one year. These deposits are presented at their cost plus accrued interest. The deposits are in dollars and bear interest at an annual average rate of 2.58% at December 31, 2004. These deposits mature in 2006.

h.	Inventories:

Inventories are stated at the lower of cost or market value.

Cost is determined as follows:

Raw materials - using the average cost method.

Finished products - raw materials as mentioned above and subcontractors' costs on an average basis.

Inventory write-offs and write-down provisions are provided to cover risks arising from slow-moving items or technological obsolescence. The Company and its subsidiaries periodically evaluate the quantities on hand relative to historical and projected sales volume and the age of the inventory. Based on this evaluation, provisions are made when required to write inventory down to its market prices. The Company's provision for slow-moving items or technological obsolescence was $ 2,452 and $ 1,505 as of December 31, 2003 and 2004, respectively.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	15-33
Office furniture and equipment	7-15
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease or useful lives

j.	Intangible assets:

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. The Company amortizes its intangible assets on a straight line basis.

k.	Impairment of long-lived assets:

The Company's and the subsidiaries' long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004, no impairment indicators have been identified.

l.	Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided for by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of the policies and includes immaterial profits.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance pay expenses for the years ended December 31, 2002, 2003 and 2004, amounted to approximately $ 1,643, $ 482 and $ 590, respectively.

m.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from: 1) sales of systems; 2) licensing the rights to use its software products and royalty income; 3) maintenance and support and 4) customization projects. The Company and its subsidiaries sell their hardware products through OEMs, system integrators and value added resellers, all of whom are considered end-users.

Software licensing, royalties and sales of systems revenues:

The Company accounts for its product sales in accordance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. However, the Company has adopted Statement of Position 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP 98-9"). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when all other criteria in SOP 97-2 have been met. Any discount in the arrangement is allocated to the delivered element.

Revenue from license fees and sales of systems is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

Revenue is deferred and recognized upon the receipt of cash when uncertainty as to collectibility exists.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the maintenance and support services is determined based on the price charged when sold separately or when renewed.

Certain royalty agreements provide for per unit royalties to be paid to the Company based on the shipments by customers of units containing the Company's products. Revenues under such agreements are recognized at the time of shipment by customers as they are reported to the Company by these customers and when collectability is probable.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Non-refundable payments on account of royalties are recognized upon payment, provided that no future obligation exists.

Revenues from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the "Output Method", upon completion of milestones, when collectibility is probable. After delivery of milestone, if uncertainty exists about customer acceptance, revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2004, no such estimated losses were identified.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenues.

The Company offers a one-year warranty on all of its products. The specific terms and conditions of those warranties vary depending upon the product sold and country in which the Company does business. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

The Company and its subsidiaries generally do not grant a right of return to its customers. When returns are expected and estimated, the Company records a provision for product returns at the time product revenues is recognized; based on its experience, in accordance with Statement of Financial Accounting Standard No. 48, "Revenue Recognition When Right of Return Exists". The provision has been deducted from revenues and amounted to $ 67, $ 17 and $ 66, for the years ended December 31, 2002, 2003 and 2004, respectively.

Customer incentives:

The Company records reductions to revenue and trade receivables for volume-based incentives, at the time revenue is recorded, based on the estimated amount of incentives earned. Marketing development programs, when granted, are recorded as an addition to marketing expense, according to the provisions of EITF 01-9. As of December 31, 2003 and 2004, the Company deferred an amount of $ 255 and $ 310, respectively, due to the abovementioned incentives.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Research and development costs:

Research and development costs are charged to the statement of income as incurred. Statement of Financial Accounting Standard No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

o.	Royalty-bearing grants:

The Company received grants from the Israel U.S Binational Industrial Research and Development Foundation (see Note 9a). These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs.

p.	Income taxes:

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for carryforward losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

q.	Fair value of financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade and other receivables and trade and other payables approximates their fair values due to the short-term maturities of such instruments.

The fair value of held-to-maturity marketable securities is based on quoted market prices and it does not differ significantly from its carrying amount (see Note 3).

The fair value of long-term bank deposits approximates its carrying amount since the deposits bear interest at a rate approximating the market rate.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and FASB interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock options. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of Statement of Financial Accounting Standard No.123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company's net income and net earnings per share is required by SFAS No. 123 as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value of these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes multiple option pricing model with the following weighted average assumptions; risk-free interest rates of 3%, 2.37% and 3.41% for 2002, 2003 and 2004, respectively; a dividend yield of 0.0% for each of those years; a volatility factor of the expected market price of the Company's Ordinary shares of 0.59 for 2002, 0.77 for 2003 and 0.42 for 2004; and a weighted-average expected life of the option of 3 years for 2002, 2003 and 2004.

For pro forma purposes, compensation expenses are amortized on a straight line basis.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on net income (loss) and net earnings (loss) per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

	Year ended December 31,
	2002	2003	2004

Net Income as reported	$2,756	$4,562	$5,984
Add: stock based compensation expense determined under APB 25 intrinsic value	182	117	-
Deduct: stock-based compensation expense determined under fair value method for all awards	5,440	3,640	3,588

Pro forma income (loss)	$(2,502)	$1,039	$2,396

Basic net earnings per Ordinary share, as reported	$0.15	$0.24	$0.30

Pro forma basic net earnings (loss) per Ordinary share	$(0.14)	$0.06	$0.12

Diluted net earnings per Ordinary share as reported	$0.15	$0.23	$0.28

Pro forma diluted net earnings (loss) per Ordinary share	$(0.14)	$0.05	$0.11

Weighted average number of shares used to compute pro forma basic net earnings per Ordinary share	18,353,052	18,660,444	19,822,061

Weighted average number of shares used to compute pro forma diluted net earnings per Ordinary share	18, 353,052	19,338,692	20,941,474

s.	Concentration of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, short-term bank deposits, trade receivables and long-term bank deposits.

The majority of the Company's cash and cash equivalents, short-term and long-term bank deposits are invested in dollar investments with major banks in Israel and the U.S. Such cash and cash equivalents, short-term and long-term bank deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. However, management believes that the financial institutions that hold the Company's investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The marketable securities of the Company and its subsidiaries include investments in debentures of U.S corporations, and state and political subdivisions. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

The trade receivables of the Company and its subsidiaries related to the NBU business are derived from sales to large and solid organizations located mainly in North America, Europe, the Far East and Israel. The Company and its subsidiaries perform ongoing credit evaluations of their customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection. In certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral or additional guarantees.

The Company and its subsidiaries' trade receivables related to the TBU business are derived from sales to emerging companies located mainly in North America, Europe, the Far East and Israel. The Company and its subsidiaries perform ongoing credit evaluations of their customers and record an allowance for doubtful accounts with respect to those amounts that were determined to be doubtful of collection. When uncertainty of collectibility exists, the Company and its subsidiaries defer revenues until such uncertainty expires.

As of December 31, 2004, the balance of one customer accounted for 16.2% of the Company's trade receivables for a total of approximately $ 1,626.

The Company and its subsidiaries do not have significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

t.	Basic net earnings per share:

Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during the year. Diluted net earnings per share further includes the effect of dilutive stock options outstanding during the year, all in accordance with SFAS No. 128, "Earnings Per Share".

Options outstanding to purchase approximately 2,226,906, 1,202,258 and 947,949 Ordinary shares for the years ended December 31, 2002, 2003 and 2004, respectively, were not included in the computation of diluted net earnings per share, because option exercise prices were greater than the average market price of the Ordinary shares and therefore their inclusion would have been anti-dilutive.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	New accounting pronouncements:

1.
In February 2004, the FASB issued EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). This EITF was issued to determine the meaning of other-than-temporary impairment and its application to investments in debt and equity securities within the scope of SFAS 115. EITF 03-1 also applies to investments in equity securities that are both outside SFAS 115's scope and are not accounted for by the equity method, which are defined as "cost method investments." The impairment measurement and recognition guidance prescribed in EITF 03-1 is delayed until the final issuance of FSP EITF 03-01-a. The disclosure requirements relating to investments accounted for under FAS 115 are effective for annual reporting periods ending after June 15, 2003. The Company does not expect that the adoption of the measurement and recognition provisions of EITF 03-1 will have a material effect on its financial position or results of operations.

2.
On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("Statement 123(R)"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt Statement 123(R) on the first interim period beginning after July 1, 2005.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

a)
A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b)
A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company is still in the process of evaluating the method it will use.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma income and earnings per share in 2t above.

3.
In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." ("SFAS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of held-to-maturity securities at December 31, 2004 and 2003:

	Amortized cost		Unrealized gains (losses)		Estimated fair value
	2003	2004	2003	2004	2003	2004

Debts of states and political subdivisions	$27,212	$51,739	$115	$(322)	$27,327	$51,417
Corporate debentures	38,688	21,238	(435)	(339)	38,253	20,899

	$65,900	$72,977	$(320)	$(661)	$65,580	$72,316

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

The amortized cost and fair value of held-to-maturity debt securities at December 31, 2004, by contractual maturities, are shown below:

	Amortized cost	Estimated fair value

Due in one year or less	$39,612	$39,346
Due after one year through two years	33,365	32,970

	$72,977	$72,316

The unrealized losses in the Company's investments in debts of states and political subdivisions and corporate debentures were caused by interest rate increases. It is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Based on Company's intention to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2004.

NOTE 4:-	INVENTORIES

Inventories are composed of the following:

	December 31,
	2003	2004

Raw materials	$851	$1,091
Finished products	118	129

	$969	$1,220

NOTE 5:-	PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classifications, is as follows:

Cost:
Computers and peripheral equipment	$8,153	$9,970
Office furniture and equipment	2,294	2,612
Motor vehicles	198	152
Leasehold improvements	1,834	1,850

	12,479	14,584
Less - accumulated depreciation	9,907	11,937

Depreciated cost	$2,572	$2,647

Depreciation expenses for the years ended December 31, 2002, 2003 and 2004, amounted to $ 2,665, $ 1,926 and $ 2,146, respectively.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	December 31,
	2003	2004
Cost:
Technology	$-	$673
Less - accumulated amortization	-	367

Amortized cost	$-	$306

Intangible assets represent the acquisition of technology acquired upon the purchase of VisionNex (see Note 1c).

b.	Amortization expenses amounted to $ 367 for the year ended December 31, 2004.

c.	Technology is amortized over a period of 1.5 years. The technology will be fully amortized during 2005.

NOTE 7:-	SHORT-TERM BANK CREDIT

The Company has a $ 2,523 authorized credit line from a certain bank, out of which $ 23 is dominated in NIS and $ 2,500 is dominated in dollars. A total of $ 2,057 was not utilized as of December 31, 2004. $ 466 was utilized by the granting of bank guarantees (see Note 9c).

NOTE 8:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	*) 2003	2004

Payroll and related accruals	$2,415	$2,408
Accrued expenses	9,625	9,541

	$12,040	$11,949

*)	Restated (see Note 1b).

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENCIES

a.
In connection with its research and development, the Company received participation payments from the Israel U.S. Binational Industrial Research and Development Foundation ("BIRD-F"), in the total amount of approximately $ 188. In return for the participation, the Company is committed to pay royalties at a rate of 2.5% of proceeds from the first year's sales and 5% of the proceeds from the succeeding years' sales, up to the amount of the grant. Once the amount of the grant has been repaid, royalties will be payable at the rate of 2.5% of proceeds, until additional royalties equal to one half of the grant amount have been repaid. The Company's total commitment for royalties payable with respect to future sales, based on BIRD-F participations received or accrued, net of royalties paid or accrued, totaled approximately $ 276 as of December 31, 2003 and 2004. During 2004, the Company did not pay or accrue royalties to the BIRD-F.

b.
The Company and its subsidiaries operate from leased premises in Israel, the United States, China, Japan, the United Kingdom and Hong Kong. The leases expire through June 2008 (some with renewal options). The Company leases its motor vehicles under operating lease agreements that expire on various dates, the latest of which is in 2008.

Annual minimum future lease payments due under the above agreements, at the exchange rate in effect on December 31, 2004, are approximately as follows:

2005	$2,706
2006	2,284
2007	1,766
2008	790
$7,546

For the years ended December 31, 2002, 2003 and 2004, rent expenses and motor vehicle lease expenses were $ 2,670, $ 2,697 and $ 2,636, respectively.

c.	The Company obtained bank guarantees in the amount of $ 466 in connection with securing its rent agreement of the Company's office space in Israel and in connection with custom payments.

d.
The Company is committed to pay royalties to several third parties for the integration of these third parties' technologies into the Company's products. Royalties are payable based on the sales volume of these products, as long as the Company uses these technologies.

The rates of royalties to the third parties are based on an amount per product sold by the Company ranging from $ 1.00 to $ 5.00 (in dollars) per unit sold.

The agreements pursuant to which the royalties are payable have no expiration date.

The Company expensed royalties in the amount of $ 45, $ 89 and $ 237 in 2002, 2003 and 2004, respectively.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENCIES (Cont.)

e.
In 1998, a third party sent correspondence to the Company's related party alleging that some products manufactured by the Company infringe upon patents held by the third party and offered to license these patents to the Company. In subsequent correspondence, the Company's related party requested that the third party specifically substantiate each allegation of infringement before the Company's related party would be prepared to enter into any licensing arrangements. The Company does not believe that these allegations will have a material adverse effect upon its business, financial position, results of operations or liquidity. The Company's related party has received further correspondence from the third party, in which the third party has, among other things, reiterated its claims. The Company's related party does not believe the third party has substantiated its claims and has communicated this belief to the third party. The Company's related party has advised the Company that the alleged infringement claims are unresolved.

In 2003, another third party sent correspondence to the Company alleging that some products manufactured by the Company infringe upon patents held by this third party and offered to license these patents to the Company. Subsequent correspondence was held during 2004, in which additional requests were made by this third party.

The Company has recorded a provision, which it believes covers the potential loss from such allegations.

f.	Stamp tax duty:

Under Israel's Stamp Tax on Documents Law, certain documents are subject to stamp tax effectively. Recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008. In 2004, however, the tax authorities began an enforcement campaign involving extensive audits of companies' compliance with the stamp tax obligation with respect to all agreements which had been signed since June 2003.

The Company's management believes that the applicable provision in the financial statements as of December 31, 2004, is adequate to cover probable costs arising from this law.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS' EQUITY

a.	The Ordinary shares of the Company are traded on the NASDAQ National Market.

Since October 20, 2002, the Ordinary shares of the Company have also been traded on the Tel Aviv Stock Exchange.

The Ordinary shares confer upon their holders the right to receive notice, to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

The Company had an authorized share capital of 15,530 deferred shares of NIS 0.1 par value each. The deferred shares conferred no rights or privileges on their holders, except for the right to receive, upon dissolution or liquidation, the par value of the deferred shares. In October 2002, a special shareholders meeting approved the conversion of the deferred shares to Ordinary shares.

b.
In February 2001, the Company announced that its Board of Directors authorized the purchase of up to 10% of its outstanding Ordinary shares in the open market, from time to time, at prevailing market prices. No time limit was given with respect to the duration of the share purchase program.

As of December 31, 2004, the Company reissued all of its purchased Ordinary shares in consideration for the exercise of stock options by employees.

Such purchases of Ordinary shares are accounted for as treasury stock and result in a reduction of shareholders' equity. When treasury stock is reissued, the Company accounts for the re-issuance in accordance with Accounting Principles Board No. 6, "Status of Accounting Research Bulletins" ("APB No. 6") and charges the excess of the purchase cost over the re-issuance price (loss) to retained earnings. The purchase cost is calculated based on the weighted average method. In case the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

c.
The Company adopted a key employee share incentive plan which provides for the grant by the Company of option awards to purchase up to an aggregate of 8,259,362 Ordinary shares to officers, employees, directors and consultants of the Company and its subsidiaries. The options vest ratably over vesting periods ranging from three to five years. The options expire 5 to 10 years from the date of issuance. The incentive plan provides for the grant of options equal in the number of up to 4% of the Company's Ordinary shares on a diluted basis.

As of December 31, 2004, 60,333 shares are available for future grant. Options that are cancelled or forfeited before expiration become available for future grant.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

Transactions related to the share incentive plan during the years ended December 31, 2002, 2003 and 2004, and the weighted average exercise prices per share at the date of grant, are summarized as follows:

	Year ended December 31,
	2002		2003		2004
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price

Options outstanding at the beginning of the year	3,885,872	$7.29	4,410,936	$6.99	4,754,856	$7.98
Granted	1,167,000	$5.19	1,749,700	$8.19	1,521,750	$11.61
Exercised	(262,355)	$1.61	(1,072,919)	$4.25	(1,224,169)	$5.31
Forfeited	(379,581)	$7.88	(332,861)	$7.96	(756,695)	$11.47

Options outstanding at the end of the year	4,410,936	$6.99	4,754,856	$7.98	4,295,742	$9.41

Options exercisable at the end of the year	1,485,885	$7.53	1,610,343	$8.99	1,456,032	$9.92

A summary of the options outstanding and exercisable at December 31, 2004, is as follows:

	Options outstanding			Options exercisable
Range of exercise price	Outstanding as of December 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price	Outstanding as of December 31, 2004	Weighted average exercise price

$ 4.57 - $ 5.57	856,257	7.34	$5.18	303,063	$5.15
$ 5.81 - $ 6.70	926,980	7.12	$6.26	475,401	$6.13
$ 7.62 - $ 8.78	312,650	8.50	$8.21	55,650	$8.12
$ 9.84 - $ 10.58	388,250	9.68	$9.90	1,875	$9.92
$ 10.80 - $ 12.00	667,130	8.13	$11.18	180,130	$11.41
$ 12.12 - $ 13.34	862,750	8.92	$12.61	158,188	$12.81
$ 17.00	224,725	0.56	$17.00	224,725	$17.00
$ 28.00	57,000	5.74	$28.00	57,000	$28.00

	4,295,742		$9.41	1,456,032	$9.92

Under APB No. 25, the amortization of deferred compensation expense for the years ended December 31, 2002, 2003 and 2004 amounted to $ 182, $ 117 and $ 0, respectively. Options granted during 2002, 2003 and 2004 were granted at exercise prices equal to market their price.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The weighted average fair values on the date grant of the options granted during 2002, 2003 and 2004 were as follows:

Year ended December 31,
2002		2003		2004
Options	Weighted average fair value	Options	Weighted average fair value	Options	Weighted average fair value

1,167,000	$2.03	1,749,700	$4.25	1,521,750	$4.29

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax exempt earnings (see Note 15).

NOTE 11:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2002	*) 2003	2004
Numerator:
Net income	$2,756	$4,562	$5,984
Denominator:
Weighted average number of Ordinary shares outstanding during the year used to compute basic net earnings per share	18,353,052	18,660,444	19,822,061
Incremental shares attributable to exercise of outstanding options (assuming proceeds would be used to purchase treasury stock)	630,278	1,302,816	1,577,263
Weighted average number of Ordinary shares used to compute diluted net earnings per share	18,983,330	19,963,260	21,399,324

Basic net earnings per Ordinary share	$0.15	$0.24	$0.30

Diluted net earnings per Ordinary share	$0.15	$0.23	$0.28

*)	Restated (see Note 1b).

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION

a.	The Company operates under two reportable segments: the technology business unit ("TBU") and the networking business unit ("NBU").

The TBU is responsible for the development of enabling technologies for real-time voice and video over IP. The NBU is responsible for developing networking products for IP-centric voice, video and data conferencing services. There are no significant transactions between the two segments.

The Company evaluates segment performance based on revenues and operating income (loss) of each segment.

The Company's reportable operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.

b.	The following is information about reported segment gains and losses:

	NBU	TBU	Total

2004
Total revenues	$44,812	$19,424	$64,236
Expenses	46,245	13,867	60,112
Segment income (loss)	$(1,433)	$5,557	4,124
Financial income			1,860
Income			$5,984

Depreciation and amortization	$1,809	$704	$2,513

2003 *)
Total revenues	$38,059	$13,245	$51,304
Expenses	38,454	11,479	49,933
Segment income (loss)	$(395)	$1,766	1,371
Restructuring income			1,061
Financial income			2,130
Income			$4,562

Depreciation and amortization	$1,386	$540	$1,926

2002
Total revenues	$36,336	$12,759	$49,095
Expenses	36,799	12,207	49,006
Segment income (loss)	$(463)	$552	89
Financial income			2,667
Income			$2,756

Depreciation and amortization	$1,918	$747	$2,665

*)	Restated (see Note 1b).

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION (Cont.)

c.	Summary information about geographic areas:

The following presents total revenues according to the end customer's location for the years ended December 31, 2002, 2003 and 2004, and long-lived assets as of December 31, 2003 and 2004 according to their geographic location:

	2002	2003		2004
	Total revenues	Total revenues	Long-lived assets	Total revenues	Long-lived assets

North America (principally the United States)	$24,599	$24,407	$527	$33,660	$481
Europe	12,029	11,191	40	15,616	9
Far East	10,200	12,672	98	11,688	785
Israel	2,267	3,034	1,907	3,272	2,325

	$49,095	$51,304	$2,572	$64,236	$3,600

d.
The Company does not provide the chief operating decision maker with information about segment assets and such information is not reviewed by him. Accordingly, the Company does not allocate its assets to its reportable segments and asset information by reportable segment is not presented.

e.
For the years ended December 31, 2002, 2003 and 2004, one customer accounted for approximately 25%, 21% and 27%, respectively, of sales for that period. For the year ended December 31, 2002, another customer accounted for approximately 11% of sales for that period.

NOTE 13:-	RESTRUCTURING INCOME

In January 2001, the Company entered into an agreement with related parties, to lease approximately 24,000 square feet of office space in Paramus, New Jersey for a period of five years. Subsequently, as part of the restructuring that took place in 2001, the Company surrendered the property before the inception of the lease. The parties had a dispute with respect to the extent of damages caused by this action and agreed to a binding arbitration. The presiding arbitrator issued his final ruling on February 12, 2004, stating the amount owed by the Company was $400. In conjunction with the aforementioned restructuring, the Company had accrued in respect of the above dispute $1,461. As a result of the arbitrator's ruling, as of December 31, 2003, the Company revised the related accrual to $400 and recorded in 2003 restructuring income in the amount of $ 1,061 (see Note 1b). The amount of $400 was paid to the related party in 2004.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	RELATED PARTIES BALANCES AND TRANSACTIONS

a.	Balances with related parties:
	December 31,
	2003	2004

Receivables	$84	$17
Trade payables	$179	$158

b.	Transactions with related parties:

	Year ended December 31,
	2002	2003	2004

Revenues (1)	$199	$-	$214
Cost of revenues (3)	$244	$66	$39
Research and development expenses (2)	$44	$379	$143
Marketing, selling, general and administrative expenses (2)	$157	$207	$455
Purchase of property and equipment (4)	$576	$530	$624

(1)	Includes revenues from the Company's products and maintenance sold to companies held by principal shareholders ("affiliated companies").

(2)	Includes administrative services provided to the Company by affiliated companies that the Company reimburses for the costs incurred in providing these services.

(3)	Includes the purchase of components from affiliated companies.

(4)	Includes property and equipment that were purchased from affiliated companies.

c.	During 2003 the Company recorded a restructuring income due to a reversal of an accrual in the amount of $1,061 relating to the dispute with related party (See Note 13).

NOTE 15:-	TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investment, 1959 ("the Law"):

The Company has two capital investment programs that have been granted Approved Enterprise status under the Law for Encouragement of Capital Investments, 1959. Pursuant to the approved programs, the Company is entitled to a tax benefit period of seven to 10 years, on income derived from these programs, as follows: a full income tax exemption for the first two years and a reduced income tax rate of 10% -25% (instead of the regular rate of 35% in 2004) for the remaining five to eight years (depending on the level of non-Israeli investments in the Company).

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	TAXES ON INCOME (Cont.)

The period of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier. The Company's plans expire between the years 2009 and 2017.

The Company has not yet generated taxable income and, thus, the tax benefits have not yet been utilized.

The tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 10% - 25% for an "Approved Enterprise". As of December 31, 2004, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company's "Approved Enterprise".

The benefits from the Company's Approved Enterprise programs are dependent upon the Company fulfilling the conditions stipulated by the Law for Encouragement of Capital Investments, 1959 and the regulations published under this law, as well as the criteria in the approval for the specific investment in the Company's "Approved Enterprise" programs. If the Company does not comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest. As of the date of these financial statements, the Company's management believes that it has complied with these conditions.

By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 35%.

b.	Reduction in corporate tax rate:

In June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) ("the Amendment"), which progressively reduces the corporate tax rate from 36% to 35% in 2004 and to a rate of 30% in 2007. The Amendment was signed and published in July 2004 and is, therefore, considered enacted in July 2004. As the Company currently has no taxable income, and no deferred taxes were recorded, the Amendment does not have an impact on the Company's results of operation or financial position.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	TAXES ON INCOME (Cont.)

c.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained in Note 2c, the consolidated financial statements are presented in dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the differences resulting from changes in exchange rates and indexing for tax purposes.

d.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

The Company is an "industrial company", as defined by the law for the Encouragement of Industry (Taxation), 1969, and as such, is entitled to claim public issuance expenses over three tax years and accelerated depreciation on equipment.

e.
During the third quarter of 2004, the Company reached an agreement with the Israeli Tax Authorities in regard to the final tax assessments for the years ended December 31, 1999, 2000, 2001 and 2002. According to the agreement, the Company's carryforward tax losses have been reduced (see f below).

f.
As of December 31, 2004, the Company's net operating loss carryforwards for tax purposes amounted to approximately $ 11,250. These net operating losses may be carried forward indefinitely and may be offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax-exempt. Accordingly, the income tax rate of the Company during the tax-exempt period will be zero, and as such, no deferred tax asset should be included in these financial statements. Deferred taxes in respect of other temporary differences are immaterial.

g.
The U.S. subsidiary's carryforward tax losses through December 31, 2004, amounted to approximately $ 13,350. These losses may offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2010 through 2022. In light of the subsidiary's recent history of operating losses, the Company has recorded a valuation allowance for all its deferred tax assets.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	TAXES ON INCOME (Cont.)

h.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of net operating loss carryforwards between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The Company's U.S. subsidiary's deferred tax assets resulting from tax loss carryforwards are as follows:

	December 31,
	2003	2004

Net operating loss carryforwards	$5,220	$4,672
Valuation allowance	(5,220)	(4,672)

	$-	$-

The Company's U.S. subsidiary provided valuation allowances in respect of the aforementioned deferred tax assets since management currently believes that it is not more likely than not that the deferred tax regarding the loss carryforwards will be realized. The change in the valuation allowance as of December 31, 2004 was a reduction of $ 548.

i.	The Company's total income before provision for income taxes is as follows:

	Year ended December 31,
	2002	*) 2003	2004

Domestic (Israel)	$7,880	$3,948	$2,433
Foreign	(5,124)	614	3,551

	$2,756	$4,562	$5,984

*)	Restated (see Note 1b).

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 15:-	TAXES ON INCOME (Cont.)

j.
A reconciliation between the theoretical tax income, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of income, is as follows:

	Year ended December 31,
	2002	*) 2003	2004
Income before taxes on income	$2,756	$4,562	$5,984
Theoretical tax expense computed at the statutory rate **)	$1,043	$1,648	$2,094
Valuation allowance for deferred tax assets in respect of loss carryforwards	1,794	215	-
Reversal of valuation allowance	-	-	(1,279)
Tax exempt income due to approved enterprise status	(3,080)	(2,034)	(1,118)
Non-deductible expenses and others	243	171	303

Actual tax expenses	$-	$-	$-

*)	Restated (see Note 1b).
**)	The tax rates for domestic income were 36% for the years 2002 - 2003 and 35% for 2004; the tax rate for foreign income is 35%.

NOTE 16:-	SUBSEQUENT EVENT (UNAUDITED)

Following a bidding process held under the supervision of a United States Bankruptcy Court, the Company acquired substantially all of the assets of First Virtual Communications ("FVC") and its wholly-owned subsidiary, CUseeMe Networks, Inc. on an "as is" basis on March 15, 2005. FVC creates leading software products that enable interactive voice, video and data collaboration over IPbased networks. The transaction was provided for by a cash purchase price of $ 7,150 plus an additional consideration in the form of the assumption of certain costs.

- - - - - - - - - - - - - - -

RADVISION Ltd. and Subsidiaries
Schedule II—Valuation and Qualifying Accounts

Column A	Column B	Column C		Column D		Column E
	Additions			Deductions
Description	Balance at beginning of period	Charged to costs and expenses	Charged to shareholders equity	Due to write offs	Charged to costs and expenses	Balance at end of period

Year ended December 31, 2004:

Allowance for doubtful accounts	1,704,000	—	—	428,000	—	1,276,000
Provision for slow-moving inventory or technological obsolescence	2,452,000	465,000	—	1,412,000	—	1,505,000

Deferred taxes valuation allowances	5,220,000	—	731,000	—	1,279,000	4,672,000

Total	$9,376,000	465,000	731,000	$1,840,000	$1,279,000	$7,453,000

Year ended December 31, 2003:

Allowance for doubtful accounts	1,593,000	111,000	—	—	—	1,704,000
Provision for slow-moving inventory or technological obsolescence	3,310,000	—	—	—	858,000	2,452,000

Deferred taxes valuation allowances	3,150,000	1,859,000	211,000	—	—	5,220,000

Total	$8,053,000	$1,970,000	$211,000	—	$858,000	$9,367,000

Year ended December 31, 2002:

Allowance for doubtful accounts	1,126,000	467,000	—	—	—	1,593,000
Provision for slow-moving inventory or technological obsolescence	2,914,000	396,000	—	—	—	3,310,000

Deferred taxes valuation allowances	2,975,000	129,000	46,000	—	—	3,150,000

Total	$7,015,000	$992,000	$46,000	—	—	$8,053,000

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADVISION LTD.

Date: April 5, 2005	By:	/s/ Gad Tamari
Gad Tamari
President and Chief Executive Officer

Exhibit 6

RADVISION LTD. AND SUBSIDIARIES

Statements re Computation of Per Share Earnings (Loss)

	Year ended December 31,
	2004	2003*	2002
Net earnings:	(Dollars in thousands, except per share amounts)

Earnings on ordinary shares	5,984	4,562	2,756

Shares used to compute basic earnings per share (weighted average number of shares outstanding)	19,822,061	18,660,444	18,353,052
Shares used to compute diluted earnings per share (weighted average number of shares outstanding assuming the effect of stock options)	21,399,324	19,963,260	18,983,330
Earnings per ordinary share
Basic	0.30	0.24	0.15

Diluted	0.28	0.23	0.15

* Restated (see Note 1.b. to the consolidated financial statements).

Exhibit 8

SUBSIDIARIES OF RADVISION LTD.

Radvision Ltd. has the following wholly owned subsidiaries:

1.  RADVISION Inc. (incorporated in the United States)
2.  RADVISION B.V. (incorporated in the Netherlands)
3.  RADVISION (HK) Ltd. (incorporated in Hong Kong)
4.  RADVISION (UK) Ltd. (incorporated in the United Kingdom)
5.  RADVISION Communication Development (Beijing) Co. Ltd. (incorporated in China)
6.  RADVISION Japan KK (incorporated in Japan)