Form 20-F
period 2005-12-31
RADVISION LTD
filed 2006-04-04
CIK 1105519

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report .................

Commission file number 0-29871

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
Ordinary Shares, par value NIS 0.1 per share…………… 21,803,997
(as of December 31, 2005)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒

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
Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form S-8 File Nos. 333-45422, 333-53814, 333-55130, 333-66250, 333-82488, 333-104377, 333-116964 and 333-127013.

-ii-

-iii-

	B. Memorandum and Articles of Association	89
	C. Material Contracts	92
	D. Exchange Controls	92
	E. Taxation	92
	F. Dividend and Paying Agents	103
	G. Statement by Experts	103
	H. Documents on Display	103
	I. Subsidiary Information	104
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS	104
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	105
PART II		105
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	105
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	105
ITEM 15.	CONTROLS AND PROCEDURES	106
ITEM 16.	RESERVED.	106
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	106
ITEM 16B.	CODE OF ETHICS	106
ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES	106
ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE	107
ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS	108
PART III		108
ITEM 17.	FINANCIAL STATEMENTS	108
ITEM 18.	FINANCIAL STATEMENTS	108
ITEM 19.	EXHIBITS	108
S I G N A T U R E S		113
-iv-

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

On March 15, 2005, we acquired substantially all of the assets of First Virtual Communications, Inc, or FVC, and its wholly owned subsidiary, CUseeMe Networks, Inc. We acquired FVC’s leading software products that enable interactive voice, video and data collaboration over IP-based networks. The acquired products provide cost-effective, integrated end-to-end solutions for large-scale deployments from the desktop to the conference room. They also enable best-of-breed collaborative conferencing solutions to be extended to ISDN and ATM networks.

We currently have sales offices in the United States and Israel and marketing, representative and liaison offices in Brazil, China, France, Germany, Hong Kong, India, Italy, Japan, Korea, Singapore, Spain and the United Kingdom. As used in this annual report, the terms “we,” “us”, “our,” and “RADVISION” mean RADVISION Ltd. and its subsidiaries, unless otherwise indicated.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following selected consolidated financial data for and as of the five years ended December 31, 2005, are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

	Year Ended December 31,
	2001	2002		2003		2004		2005
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$46,227	$49,095		$51,304		$64,236		$74,012
Cost of revenues	11,036 *	11,574	*	12,270	*	13,880	*	13,110
Gross Profit	35,191	37,521		39,034		50,356		60,902
Operating expenses:
Research and development	17,933	15,338		14,573		17,484		20,110
Marketing and selling	16,061 *	17,996	*	19,050	*	23,848	*	24,588
General and administrative	4,438	4,098		4,040		4,900		4,677
Restructuring costs (income)	3,023	-		(1,061)		-		-
Total operating expenses	41,455	37,432		36,602		46,232		49,375
Operating income (loss)	(6,264)	89		2,432		4,124		11,527
Financial income, net	4,652	2,667		2,130		1,860		3,051
Income before taxes on income	$(1,612)	$2,756		$4,562		$5,984		14,578
Taxes on income, net	-	-		-		-		112
Net income (loss)	$(1,612)	$2,756		$4,562		$5,984		$14,690

* Reclassified

Year Ended December 31,
2001	2002	2003	2004	2005
(in thousands, except per share data)
Basic net earnings (loss) per Ordinary share	$(0.09)	$0.15	$0.24	$0.30	$0.70
Weighted average number of Ordinary shares used to compute basic net earnings (loss) per share	18,943	18,353	18,660	19,822	21,122
Diluted net earnings (loss) per Ordinary share	$(0.09)	$0.15	$0.23	$0.28	$0.66
Weighted average number of Ordinary shares used to compute diluted net earnings (loss) per share	18,943	18,983	19,963	21,399	22,215

As at December 31,
2001	2002	2003	2004	2005
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,717	$13,825	$16,433	$20,206	$32,927
Working capital	53,377	38,158	44,411	65,395	93,175
Total assets	99,767	106,671	117,012	131,882	156,748
Shareholders' equity	83,549	85,015	94,302	106,776	130,667

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

Our quarterly revenues and operating results have varied significantly in the past and are likely to continue to vary significantly in the future. Fluctuations in our quarterly financial performance may result from the fact that we may receive a small number of relatively large orders in any given quarter. Because these orders generate disproportionately large revenues, our revenues and the rate of growth of our revenues for that quarter may reach levels that may not be sustained in subsequent quarters. In addition, some of our products have lengthy sales cycles. For example, it typically takes from three to 12 months after we first begin discussions with a prospective customer before we receive an order from that customer. We also have a limited order backlog, which makes revenues in any quarter substantially dependent upon orders we deliver in that quarter. Because of these factors, our revenues and operating results in any quarter may not meet market expectations or be indicative of future performance and it may be difficult for investors to evaluate our prospects.

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

We may not be successful in developing new products and technology and enhancements to our existing products and technology. If we fail to develop and deploy new products and technology or product and technology enhancements on a successful and timely basis, we may lose market share to our competitors and our revenues may decline.

We have invested, and will continue to invest, in products and technology that comply with those industry standards that we believe have been, or will be, broadly adopted. If one or more alternative standards were to gain greater acceptance than the standards that we believe have or will be broadly adopted, sales of our products and technology would suffer.

Our current suite of IP communication protocol toolkits includes H.323, SIP (session initiation protocol), MGCP (media gateway control protocol) and MEGACO (media gateway control protocol for large-scale IP-centric communication networks). We also support the 3G-324M protocol for real time multimedia services over 3G (Third Generation) networks. If future IP networks are not designed with components built around these protocols, or if one or more alternative protocols were to gain greater acceptance than these protocols, our investments may be of little or no value and sales of our products and technology would suffer.

We rely on a small number of marketing partners who distribute our products either under our name or as private label products for a significant portion of our business.

We rely in great measure on original equipment manufacturers, or OEMs, systems integrators and value added resellers, or VARs, to sell our products. Our OEM customers purchase our products to integrate with products that they developed in-house to build complete IP communication solutions. Our systems integrator customers either purchase our full suite of products or integrate our individual products with those of other manufacturers in order to build complete IP communication solutions. Our VAR customers purchase our products to resell to end-users as separate units, or as part of a family of related product offerings, either under our RADVISION label or under their private label. If we are unable to maintain these marketing partners or obtain new marketing partners, our future revenues and profitability will be affected and we may lose market share. One OEM customer accounted for approximately 27.0% of our sales in both 2005 and 2004 and approximately 21.0% of our sales in 2003.

Competition in the markets for our products and technology is intense. We may not be able to compete effectively in these markets and we may lose market share to our competitors.

The markets for our products and technology are highly competitive and we expect competition to intensify in the future. The principal competitors in the market for our network infrastructure unit products currently include Polycom Inc., Tandberg and Codian Ltd. The principal competitors in the market for our toolkit business unit products currently include Hughes Software Systems acquired in 2004 by Flextronix Software Systems, DynamicSoft, Dilithium, and in-house developers employed by manufacturers of telecommunication equipment and systems. Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and compete with us. We may not be able to compete effectively in these markets and we may lose market share to our competitors.

Major solutions providers who currently work with us might compete with us in the future.

We currently provide our technology either directly to or in association with, major solutions providers such as Alcatel, Cisco, Siemens, Aethra and Microsoft. If these providers choose to develop their own technologies, acquire technologies from our competitors, or acquire such competitors, our financial condition and operating results could be adversely impacted and we may face increased levels of competition from these major companies.

Our software development kit revenues will decrease if our customers choose to use source code that is available for free.

Both Vovida Networks, Inc., a subsidiary of Cisco Systems Inc., and Open H.323 offer H.323 source code for free. In addition, Vovida Networks, Inc. offers MGCP and SIP source code for free. Other companies, including Microsoft, may offer similar development kits as part of their product offerings. If our customers choose to use the free source code offered by any of these organizations instead of purchasing our technology, our revenues from the sale of our software development kits will decline.

Some of our competitors have greater resources than we do. This may limit our ability to compete effectively with them and discourage customers from purchasing our products and technology.

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

Our agreements with our customers generally do not have minimum purchase requirements nor do they require our customers to purchase any products from us. If any or all of our customers cease to purchase or reduce their purchases of our products and technology at any time, our revenues will decline. Our customers may choose to independently develop for themselves, or purchase from others, products and technology similar to our products and technology. Moreover, if our customers do not successfully market and sell the systems and products into which they incorporate our products and technology, the demand of these customers for our products and technology will decline. Our customers’ sales of systems and products containing our products and technology may be adversely affected by circumstances over which we have no control and over which our customers may have little, if any, control.

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

From time to time we issue irrevocable purchase orders to our suppliers. If market demand for our products declines, we may be required to recognize a provision for expected loss which may have a negative impact on our financial results.

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

The 3G-324M protocol is a circuit switched protocol for delivering real-time services (video primarily) over 3G mobile networks. This is a strong market both for our service provider gateways and our TBU developer toolkits. However, we believe that the 3G-324M will only be used until an all-IP broadband mobile 3G network can sustain high quality, high bandwidth services. This is not expected to happen for a few years. As technology for real-time IP communications gains acceptance, service providers are expected to gradually move to all-IP architecture, so will no longer need our 3G-324M gateway. As service providers move to all-IP networks, our telecom equipment developer customers will no longer need to develop 3G-324M-based devices and sales of our 3G-324M toolkits would be adversely affected.

We may encounter difficulties in realizing the potential financial or strategic benefits of our acquisition of the assets of First Virtual Communications, Inc.

Following a bidding process held on February 28, 2005, under the supervision of a United States Bankruptcy Court, we acquired substantially all of the assets of First Virtual Communications, Inc, or FVC, and its wholly owned subsidiary, CUseeMe Networks, Inc. The transaction provided for a cash purchase price of $7,150,000 plus additional consideration in the form of assumption of certain costs. This acquisition presents risks commonly encountered in the acquisition of businesses, including:

•	difficulty in combining technology, operations or workforce of the acquired business;

•	adverse effects on our reported operating results due to the amortization of intangibles associated with acquisitions;

•	diversion of management attention from running our existing business; and

•	increased expenses, including compensation expenses resulting from newly-hired employees.

Consequently, our investment in the assets of FVC may not prove to be successful.

Undetected errors may increase our costs and impair the market acceptance of our products and technology.

Our products and technology have occasionally contained, and may in the future contain, undetected errors when first introduced or when new versions are released. Our customers integrate our products and technology into systems and products that they develop themselves or acquire from other vendors. As a result, when problems occur in equipment or a system into which our products or technology have been incorporated, it may be difficult to identify the cause of the problem. Regardless of the source of these errors, we must divert the attention of our engineering personnel from our research and development efforts to address the errors. We may incur warranty or repair costs, be subject to liability claims for damages related to product errors or experience delays as a result of these errors in the future. Any insurance policies that we may have, may not provide sufficient protection or coverage should a claim be asserted. Moreover, the occurrence of errors, whether caused by our products or technology or the products of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our products and technology.

We rely on third party technology and licenses. If we are unable to continue to license or purchase this technology on reasonable terms, we may face delays in releases of our products and may be required to reduce the functionality of our products derived from this technology.

We rely on technology that we license or procure from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. For example, we license T.120 data collaboration software from Data Connection Limited and voice compression technology from Siemens. If we are unable to continue to license any of this software on commercially reasonable terms or otherwise obtain the technology, we will face delays in releases of our products or will be required to reduce the functionality of our products until equivalent technology can be identified, licensed or developed, and integrated into our current products.

Our products may infringe on the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

Third parties have asserted in the past and may assert in the future against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Some of these third parties have offered to license their intellectual property to our company. See Item. 8A. Financial Information - Legal Proceedings.” Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. If there is a successful claim of product infringement against us and we are not able to license the infringed or similar technology, our business, operating results and financial condition would be materially and adversely affected.

Third parties may infringe upon or misappropriate our intellectual property, which could impair our ability to compete effectively and negatively affect our profitability.

Our success depends upon the protection of our technology, trade secrets and trademarks. Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technology and other assets or the intellectual property rights licensed from third parties. To protect our rights to our intellectual property, we rely on a combination of trade secret protection, trademark law, confidentiality agreements and other contractual arrangements. We rely on third parties to protect their intellectual property which is licensed to us, but we do not generally investigate to what extent such intellectual property is protected. The protective steps we have taken may be inadequate to deter infringement or misappropriation. We may be unable to detect the unauthorized use of our intellectual property or take appropriate steps to enforce our intellectual property rights. Policing unauthorized use of our products and technology is difficult. In addition, the laws of some foreign countries in which we currently sell or may in the future sell our products do not protect our proprietary rights to as great an extent as do the laws of the United States. Failure to adequately protect or to promptly detect unauthorized use of our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, whether or not the defense is successful.

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

We are also subject to laws relating to the use and disposal of hazardous materials in electrical and electronic equipment. For example, in January 2005, the European Parliament and the Council of the European Union adopted The Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Regulations 2005, which restrict the use of certain hazardous substances in electrical and electronic equipment effective as of July 1, 2006. We are in the process of complying with these regulations. If we are unable to timely comply with these new regulations, we may be denied the ability to sell our products in the European Union. This could result in decreased revenues, inventory write-offs and write-down provisions.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

As a result of certain corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased in recent years. The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices. We expect that the on-going implementation of these regulations will further increase our legal compliance costs and will make some activities more time consuming. We are presently evaluating and monitoring regulatory developments and cannot estimate the magnitude of additional costs we may incur as a result of such developments.

The implementation of SFAS No. 123(R) will require us to record compensation expense in connection with equity share based compensation as of the first quarter of 2006 and will reduce our profitability.

On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees, including employee stock option grants, to be recognized on the basis of their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized on the basis of their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123(R) may have a significant effect on our results of operations in the future. In addition, such adoption could limit our ability to use stock options as an incentive and retention tool, which could, in turn, negatively impact our ability to recruit employees and retain existing employees. Had we adopted SFAS 123(R) in 2005, the impact of that standard would have decreased our net income by approximately $3.7 million, as described in the disclosure of pro forma net income and earnings per share in our consolidated financial statements. In order to mitigate the impact of SFAS 123(R) in 2006, our Board of Directors has resolved to increase the available employee option pool under the 2000 Employee Stock Option Plan by 1.75% of our outstanding shares for 2006, as compared to an increase by 3.3% of our outstanding shares for 2005.

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

As a result of our substantial cash position, if the value of our shares declines, there is a substantial risk that we will be classified as a PFIC under the asset test described in the preceding paragraph. We believe that we were not deemed to be classified as a PFIC in prior years. However, the U.S. Internal Revenue Services may not accept this determination and there can be no assurance that we will not be classified as a PFIC in the future. We believe that our ordinary shares should not be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and may be subject to change. We advise each of our investors to consult with a tax advisor.

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in the status of our intellectual property rights;

•	announcements by third parties of significant claims or proceedings against us;

•	additions or departures of key personnel;

•	future sales of our ordinary shares; and

•	stock market price, competitor’s performances and volume fluctuations.

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

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the NASDAQ National Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (dollars on the NASDAQ National Market and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel’s relationship with several Arab countries. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. In January 2006, Hamas won the elections in the Palestinian Authority and on March 28, 2006, elections to the Israeli parliament were held in Israel. The implications of these developments cannot at this time be foreseen. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

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

Many of our directors, officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

Because most of our revenues are generated in dollars or are linked to the dollar while a portion of our expenses are incurred in NIS, our results of operations would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the new Israeli shekel against the dollar.

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related personnel expenses, are in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. Over time, the NIS has been devalued against foreign currencies, generally reflecting inflation rate differentials. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

The tax benefits from our approved enterprise programs require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay additional taxes and would likely be denied these benefits in the future.

The Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel has granted approved enterprise status to several investment programs at our manufacturing facility. The portion of our income derived from our approved enterprise programs, commencing when we begin to generate net income from these programs, will be exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional five to eight years, depending on the percentage of our share capital held by non-Israelis. The benefits available to an approved enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes during the period in which we would have benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers and the Israeli experts named herein, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially most our assets, our directors and officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, each shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

As a foreign private issuer whose shares are listed on the NASDAQ National Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ National Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including the composition of our Board of Directors, director nomination procedure, compensation of officers, distribution of annual reports to shareholders and quorum at shareholders meetings. In addition, we may follow Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company.

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

We have approximately 450 customers worldwide including Aethra, Alcatel, Cisco, Lucent, Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Panasonic, Qualcomm, Samsung, Shanghai Bell, Siemens, Sony and Telecom Italy.

Since 2001, we have conducted our business through two separate business units corresponding to our two product lines to enable our product development and product marketing teams to respond quickly to evolving market needs with new product introductions.

Our Networking Business Unit, or NBU, offers one of the broadest and most complete set of multimedia communication and videoconferencing network solutions for IP, ISDN, SIP, H.323 and 3G-based networks, supporting most end points in the industry today. These products are sold to the enterprise market, U.S. federal government and service provider market.

On March 15, 2005, following a bidding process held under the supervision of a United States Bankruptcy Court, we acquired substantially all of the assets of FVC and its wholly owned subsidiary, CUseeMe Networks, Inc., on an “as is” basis. We acquired FVC’s leading software products that enable interactive voice, video and data collaboration over IP-based networks. The products provide cost-effective, integrated end-to-end solutions for large-scale deployments from the desktop to the conference room and also enable best-of-breed collaborative conferencing solutions to be extended to ISDN and ATM networks. FVC’s Click to Meet™ products provide integrated and scalable desktop conferencing solutions. Click to Meet™ products are fully integrated with a single software architecture consisting of the Conference Server, the Conference Client and the Middleware to tie them together. Click to Meet™ products are widely used worldwide and offer a robust set of functionalities. The transaction provided for a cash purchase price of $7.15 million. Due to certain cash adjustments the actual purchase price was approximately $7.0 million. We also hired approximately thirty-one former employees of FVC that were based in Nashua, New Hampshire, and who were involved in marketing, selling and supporting the acquired FVC products. In the year ended December 31, 2005, we recognized revenues of $5.1 million from Click to Meet™ products as part of our NBU segment.

In the enterprise market we sell to resellers, OEMs, and system integrators who use our infrastructure products to develop and install advanced IP and ISDN-based visual communication systems to the company meeting room and employee desktop. The NBU also provides video services solutions to service providers, both 3G mobile and IP wireline. We sell our products and platforms to major telecom equipment vendors, such as Cisco and Alcatel, which then integrate our solutions into their larger communications platforms/architectures. These integrated solutions enable the delivery of real-time interactive IP and 3G-based multimedia streaming and video telephony services over both broadband connections (cable, DSL, etc.) and 3G mobile networks.

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

Both business units also provide professional services to customers, assisting them to integrate our technology into their products and to customize our products to their specific needs.

Our capital expenditures for the years ended December 31, 2003, 2004 and 2005 were approximately $1.3 million, $2.3 million and $2.0 million, respectively. These expenditures were principally for research and development equipment, office furniture and equipment and leasehold improvements.

B. BUSINESS OVERVIEW

Overview and Strategy

Our goal is to be the leading provider of solutions that enable real-time multimedia (voice, video and data) collaboration and communication over packet and 3G networks. We provide solutions at every level - protocol developer toolkits, professional services, network infrastructure, as well as integrated solutions that complement the communication solutions of other vendors such as those from Alcatel, Cisco, Microsoft and Sony. We believe that the combination of offering IP-centric networking products, along with software toolkits, positions us as a key enabling vendor in the evolution of IP communications. Key elements of our strategy include the following:

Maintain and Extend our Technology Leadership. We believe that we have established ourselves as a technology leader in providing core-enabling technology for a broad range of IP and 3G communication products and services. In this regard, in 2004 we announced support both for Microsoft’s Office Live Communications Server 2005/Ofice Communicator and Cisco’s desktop IP-video telephony architecture. In the service provider marketplace, in 2004 we also announced an advanced 3G Interactive Video Platform (IVP) and the launch of a new carrier-grade architecture called SCOPIA™.

We have accumulated extensive knowledge and expertise as designers and developers of commercial products and technologies for real-time packet-based communication. We continue to place considerable emphasis on research and development to expand the capabilities of our existing products, to develop new products and to improve our existing technology and capabilities. We believe that our future success will depend upon our ability to maintain our technological leadership; bring value to the communications solutions of our partners’ such as Cisco, Microsoft, Alcatel, Aethra, Comverse and others; enhance our existing products; and introduce on a timely basis new commercially viable products addressing the needs of our customers. We intend to continue to allocate significant resources to research and development.

•
Enable the Migration of Visual Communications from the Traditional Conference Room (Videoconferencing) Application to the Desktop, the Home, and onto the Road Over IP and Wireless. We have been working with leading technology vendors such as Cisco and Microsoft as well as developing partnerships with broadband and wireless service providers, to transform videoconferencing from a meeting room application to a new mode of personal communication. The announcement of our support of Microsoft’s Real Time Communication Server in 2005 and the integration between the live server of Microsoft and ours, allowing video conferencing and data collaboration, was a significant step in this direction. In 2004, Cisco announced and began deploying desktop video networks based, in part, on our technology. We have initiated pilots, based on our Microsoft solution, with enterprise customers around the world. 3G operators around the world have performed pilots of our powered video telephony and video streaming applications. Our platforms are key technologies in all of these solutions and we will continue to work to expand the use of video for communications and entertainment at the desktop, in the home and over broadband mobile networks.

•
Strengthen and Expand our Relationships with our OEM Customers. We have established and continue to maintain collaborative working relationships with many company’s in the IP communication market, including Aethra, Alcatel, Cisco, Hutchinson, Nokia, Nortel, Samsung, Siemens and Sony. We work closely with our OEM customers to integrate our products and core technology into their solutions. Our core technology and our system design expertise enable us to assist these customers in the development of complete solutions that contain enhanced features and functionality compared to competitive alternatives. We strive to establish long-term relationships with our OEM customers by starting with a few products and subsequently expanding these relationships by increasing the number and range of products sold to these customers. We intend to expand the depth and breadth of our existing OEM relationships, while initiating similar new relationships with other leading OEMs focused on the IP communication market.

•
Become a Key Enabling Technology Solution for IP Communications. We continue to strive to ensure that our infrastructure solutions are key enabling components in larger solution vendors’ portfolios. To that end, in 2005, we announced the further deepening of our relationships with Sony, Cisco and Microsoft and also announced a new OEM relationship with Aethra. We also substantially increased the number of telecom equipment vendors who use our video services platform as part of their larger solutions.

•
Continue to Offer New and Enhanced Products and Features. We believe that we have consistently been either first, or among the first, to market products that support real-time voice, video and data communication over packet networks. We were the first-to-market with IP gateways that provide combined voice, video and data functionality, the first-to-market with software development kits for the development of H.323-compliant IP communication products and applications, and the first to announce support for SIP (Session Initiation Protocol) in our infrastructure platform. We were also the first to offer a 3G toolkit and 3G to IP (H.323 and SIP) bridging. We continue to be active in enhancing industry standards by improving the call set-up time in video cellular calls, contributing to Firewall/NAT (network address translation) traversal standardization (H.460.18/19) and H.248 video enhancements. We intend to utilize our technological expertise as a basis for market leadership by striving to be first-to-market with new and enhanced products and features that address the increasingly sophisticated needs of our customers and the evolving markets they serve. In addition, we believe that our participation in the drafting of industry standards gives us the ability to quickly identify emerging trends enabling us to develop new products and technologies that are at the forefront of technological evolution in the IP communication industry.

•
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

•
Leverage Service Provider Opportunities. We are working closely with telecom equipment providers, 3G mobile carriers, and residential IP (wireline) service providers to enable video services (both communications and streaming /entertainment) to be delivered to the home and to mobile devices. In 2005, our 3G products were commercially used for the first time. 3G carriers around the world continued to perform pilots and trials for our video services in 2005 and we expect that the market will continue to grow into general use in the next few years.

•
Enable Desktop Conferencing and Communication through Strategic Partners. We plan to continue our efforts to maintain our position as a key enabling solution provider for major vendors’ activities to drive visual communication beyond the meeting room and onto the desktop. In this regard, we intend to strengthen our relationship with Microsoft and its sales channels. We also intend to leverage our close relationship with Cisco and their efforts in enterprise video telephony by virtue of our Cisco AVVID (Architecture for Voice and Video Integrated Data) certification that we attained in early 2004 for certain products, such as MCUs (multipoint conferencing units) and Gateways, and the integration of such products into Cisco’s MeetingPlace collaboration product.

•
Continue our Active Involvement in Shaping Industry Standards for IP Communication. We actively participate in and contribute to the formulation of standards for IP communication. We intend to continue our active involvement in the organizations that define the standards for real-time communication over next generation packet networks. Our knowledge and expertise gained in participating in the development of these industry standards should enable us to continue to be among the first to market our products and technology based on new standards adopted. We work to continually improve, enhance and expand our core competency in real time IP communication protocols including H.323, SIP, MGCP, MEGACO and IMS (IP multimedia subsystem). Because of our involvement in defining these IP communication standards, we believe that we are well-positioned to quickly develop enhanced functionality and new products based on multiple protocols.

Our Business

Our business is separated into two units: our videoconferencing networking business unit, or NBU, and our software developer toolkit business unit, or TBU. The discussion below of our business is separated by unit. In each section we provide an overview of our products, our competitive advantage, and industry trends that are beneficial to each unit and our business.

NETWORKING BUSINESS UNIT

Our NBU provides powerful meeting room and desktop videoconferencing and video telephony infrastructure and middleware solutions, as well as video solutions, for 3G networks.

NBU Products

Our award-winning multimedia communication, videoconferencing and video services network infrastructure products provide both the platform and applications to enable advanced video-based conferencing and collaboration functionality between any video-enabled device, such as a meeting room or a desktop videoconferencing end point, with other telephony and videoconferencing systems. Additionally, our portfolio of telecommunication carrier solutions enables the development and delivery of real-time video services (both streaming and communications) to wireless, wireline, and broadband mobile users. Our solution can be used by institutions, enterprises, and service providers to create high quality, easy-to-use voice, video, and data communication, collaboration, and entertainment environments, regardless of the communication network -- IP, SIP, H.323, ISDN or next generation 3G.

Our core infrastructure solution for the enterprise is viaIP™, a customizable, scalable array of ports, management solutions, and custom functionality with which customers can design and quickly deploy a highly configured, highly scalable visual communication network for each client’s individual needs. With the viaIP product line, the customer can choose the best port configuration, management solution and additional applications, and the entire solution is delivered in an integrated chassis.

Within the viaIP product line we offer INVISION™, a plug-and-play line of videoconferencing network appliances targeted at the enterprise market. INVISION offers an off-the-shelf, completely pre-configured solution with the functionality of a complete IP/ISDN videoconferencing infrastructure, from centralized management and multipoint conferencing to gateway services and value-added applications, in an integrated, easy-to-order and easy-to-install device.

To complement the viaIP product, we offer the iVIEW™ family of management applications to meet such videoconferencing needs such as robust network management and easy-to-use conference scheduling. iVIEW has been extended to address the desktop conferencing market which requires a scalable, robust software-based architecture to enable the delivery of video services to the employees’ video phones and personal computers, or PCs, through integration with third party systems and as a stand alone system.

The complete RADVISION solution is customizable to layer video, voice, and data collaboration onto a customer’s network. Key components of the solution include:

•	Gateways - Provide videoconferencing interoperability between IP, circuit-switched ISDN and next generation 3G end points and networks.

•	Gatekeepers - Control, manage, and monitor real-time voice, video and data traffic over the visual communication networks.

•	Conferencing Bridges (or multipoint conferencing units, or MCUs) - Enable voice or multimedia conferencing over packet and ISDN networks among three or more participants.

•
Data Collaboration Servers, or DCS - Enable conference participants to collaborate and share applications. The DCS allows users to view diagrams, graphic presentations and slide lectures simultaneously with other videoconferencing participants. It also makes possible text chats, whiteboard exchanges, and rapid file transfers during multipoint videoconferences of three or more participants.

•	Pathfinder - A firewall/NAT (network address translation) traversal solution to enable endpoints in different enterprises to communicate with each other across their firewall and NAT devices.

As a result of the FVC acquisition in March 2005, FVC’s Click to Meet™, or CTM, product family was added to our NBU portfolio. The CTM solution is designed to address the desktop collaboration market and provides a highly scalable and cost effective solution to PC based video conferencing. The CTM solution provides for scalability to thousands of endpoints within an organization and connectivity to include legacy room systems and hardware endpoint devices into a CTM conference.

•	The CTM solution consists of the following components:

•	Conference Server - a software based MCU (multipoint conferencing unit) that is highly scalable.

•	Conference Manager - a conference management server that registers users and sets up conferences using Microsoft Active Directory services.

•	Conference Client - a web-based client that provides the video-collaboration environment on the PC.

The CTM solution has been integrated into Microsoft’s Real-Time Communication family of products, such as Live Meeting and Office Communicator, so that users are using the same Microsoft applications that they are already familiar with, but with the CTM audio/video collaboration embedded.

For carriers, our NBU offers video-based solutions for the services provider market - both IP wireline and more recently broadband wireless. In November 2004, we announced SCOPIA™, our new advanced services platform that enables service providers to offer point-to-point and multipoint real-time video-based services such as video calling and video streaming. Initially targeted to the 3G provider, this carrier-class architecture can also deliver video-based services to residential IP (wireline) customers. Leveraging technologies pioneered by us over two years ago and which can already be found powering 3G networks trials worldwide, SCOPIA is a key component in enabling new revenue-generating video-based services that will complement traditional voice and data services these providers already offer.

Sample services that can be delivered off the SCOPIA platform include:

•	Video telephony and conferencing

•	PC to mobile video telephony

•	Video mail, video messaging

•	Multimedia content streaming (television, movies, etc.)

•	Video call centers

•	Remote surveillance and reporting

•	Live entertainment and communications services

The SCOPIA advanced services platform is currently available in two configurations and will ultimately be available in three configurations. The first is the SCOPIA 400, a 4-slot, 2U chassis configuration, which we introduced in November 2004. In the first half of 2005, we also introduced the SCOPIA 1000, a larger 21-slot 12U chassis version of the SCOPIA 400 product, which serves new emerging service provider network architectures and higher density needs in large-scale deployments. The blades used in the SCOPIA 400 and SCOPIA 1000 are interchangeable, thereby providing an easy upgrade path from lower capacity deployments using the SCOPIA 400 to higher capacity deployments using the SCOPIA 1000.

NBU Product Benefits

While our products fully support ISDN, we believe that the principal competitive advantage of our family of solutions, for both our enterprise and service provider offerings, is our IP expertise. Our products are among the leading visual communication infrastructure solutions in the industry today by virtue of our technological innovation in five key areas:

Connectivity. We believe that our network elements can allow connectivity between any networks - circuit switch, packet IP, or 3G based.

Simplicity. We deliver easy to use and easy to operate videoconferencing systems that will connect to any standard video endpoint.

Distributed Architecture. We believe that no competing product can match the capacity of the viaIP400. Because of its unique architecture, the viaIP system is not limited to a single chassis. As a result, a single MCU (multipoint conferencing unit) can support up to six gateway boards, achieving a capacity of up to four hundred (400) simultaneous video calls on the same chassis and nearly limitless calls on a stacked multi-chassis system. Additionally, due to the system’s IP architecture, the entire infrastructure does not need to be mounted in a single integrated rack but can be distributed throughout a network.  By distributing intelligence throughout the network, the enterprise benefits from increased redundancy, network traffic optimization, resource management, and high scalability. These benefits of huge scalability and distributed architecture are also found in the CTM product portfolio which is designed to support mass deployments in large enterprises.

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

IP Protocol Expertise. We are a leader in developing and delivering advanced voice and video protocols over IP networks, primarily H.323 and SIP.  As a result, our solutions support the most recent versions of each of the signal protocols with the associated features they enable. Also, as most IP videoconferencing endpoints in the market use RADVISION protocol stacks, our solutions are interoperable with virtually every standards-based end point on the market today.

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

Major Vendors Providing Video Telephony and Desktop Multimedia Communications. 2003 saw the entry of Microsoft into the desktop multimedia communications space with the launch of its Live Communications server and Office Communicator. It also saw Cisco’s acquisition of Latitude and its flagship product MeetingPlace. Both of these architectures are for personal (desktop) multimedia conferencing and communications. We believe that due to our unique IP-based architecture and support of standards, such as SIP, our company is in a strong position to provide complementary solutions and/or capitalize on the strong marketing and solution trends that these two large companies, as well as others in the industry, including Nortel with its own desktop solution, are offering to the Information Technology, or IT, manager and chief executive officer, chief information officer and chief technology officer. We have integrated our viaIP/iView product portfolio with Cisco’s Video Telephony desktop solution - VT Advantage. During 2005, we also integrated our CTM product portfolio with Microsoft’s Real Time Communication suite, including Live Meeting and Office Communicator, as well as with IBM’s Sametime desktop product.

The Spread of Video Telephony beyond the Enterprise and into the Home and on the Road. End users are beginning to use multimedia applications for their communication not only in the enterprise through meeting rooms and desktops, but also at home and on the road. We are encountering this trend and realizing sales from service providers as they are beginning to use our technology to deliver video telephony services to residential homes as just another broadband application like Internet access and video-on-demand. Additionally, 3G wireless providers are increasingly looking to deliver real-time multimedia content to their mobile subscribers. We believe we are well suited to play a role in this market with our 3G-324M architecture and multimedia services support.

The Evolution from ISDN to IP. Traditional (legacy) videoconferencing systems are ISDN-based. This means expensive technology, a separate high-speed line into the office for video only, and a separation between video running over ISDN and data running over IP. However, IP-based videoconferencing recently has been gaining greater acceptance. As companies put voice over their IP networks (VoIP), they are also beginning to put video over their IP networks. We are the pioneers in videoconferencing over IP. Because our technology is sited in the core of the IP network, our solutions enable network managers to leverage their installed high speed data networks, merge video with voice and data applications (running over the same IP connection) and centrally manage a host of video end points, from meeting room to desktop to PC based systems, and eventually to wireless video phones.

TECHNOLOGY BUSINESS UNIT

Our TBU provides standards-based protocol toolkits and testing solutions for the development of real-time voice, video and data communication solutions over packet, 3G and IMS networks.

TBU Products

We offer one of the most complete sets of development toolkits for IP and 3G environments. We sell the core enabling technology for real-time IP and 3G-based communication in the form of software development kits. Communication equipment providers and developers seeking to create and market industry standard compliant IP telephony and multimedia products, systems and applications need core IP communication protocol software to develop their IP-centric solutions. The same holds true for developers of 3G-based multimedia solutions.

Developers can use our toolkits to reduce the high costs of in-house continuous investments in order to stay up to date with the rapidly changing and evolving standards and to maintain complete interoperability with different equipment, vendors and service providers. We believe that our toolkits enable customers to focus on their core competencies and reduce the time to market and risk involved with industry standard compliant IP and 3G communication products, systems and applications.

RADVISION SIP Development Toolkit. Session Initiation Protocol, commonly referred to as SIP, is a popular signaling protocol for initiating, managing and terminating voice and video sessions across packet networks. SIP was designed for building high performance user agents. The RADVISION SIP Toolkit enables the development of products that require full user/agent functionality. The SIP Toolkit is designed to provide high scalability and extensibility for both small and large-scale projects. It enables the implementation of feature-rich SIP entities such as application servers, softswitches, IP-PBXs, gateways and conferencing bridges. The RADVISION SIP Server Toolkit enables the development of SIP-based infrastructure devices such as IP-PBXs and softswitches. Our SIP is a key milestone for implementing the upcoming IMS network and components. The SIP protocol was also adopted by the 3GPP (3rd Generation Partnership Project) as a mandatory part of the IMS architecture for next generation mobile and fixed networks. The SIP Toolkit supports the needed extensions to cope with the 3GPP requirements in order to provide a solution for IMS applications, services and core-network IMS equipment vendors.

RADVISION SIP Server Platform. The SIP Server Platform provides a complete framework for developing all types of SIP Server applications including Proxies, Redirect Servers, Registrars, Presence Servers, IMS Application Servers and different types of B2BUAs. The SIP Server Platform radically simplifies and accelerates development by providing a standards-compliant, robust and high performance implementation of standard SIP server functionality controlled through a multi-level, user friendly API.

RADVISION H.323 Development Toolkit. H.323 is currently the most widely deployed standard for real-time IP communication. All components of an H.323-compliant network, including terminals, gateways, gatekeepers and conferencing bridges, use the H.323 protocol to communicate. The RADVISION H.323 software development kits provide developers with the core software building blocks needed to develop H.323-compliant products, systems and applications. The RADVISION H.323 software development kit is an integrated set of software programs that execute the H.323 protocol and perform the functions necessary to establish and maintain real-time voice, video and data communication over packet-based networks. The RADVISION H.323 software development kits can be used to develop a broad spectrum of products, including gateways, gatekeepers, conferencing bridges, IP telephones and other H.323-compliant products.

RADVISION MGCP Development Toolkit. Media gateway control protocol, commonly referred to as MGCP, provides functions that complement H.323 and has been developed for large packet networks operated by telecommunication carriers and service providers that require gateways that can support a high number of calls. MGCP is the protocol by which a centralized gateway controller communicates with and controls the numerous gateways throughout a packet network and manages the network traffic through those gateways. MGCP has been adopted by large telecommunication companies and Internet service providers as well as by cable television companies building IP communication solutions over their networks. The RADVISION MGCP software development kit is used to build MGCP compliant media gateways controllers and media gateways.

RADVISION MEGACO Development Toolkit.  MEGACO/H.248 is the official industry standard media gateway control protocol for large-scale IP-centric communication networks. Like MGCP, it is an internal protocol used between “intelligent” centralized gateway controllers and numerous “dumb” media gateways that handle voice and video media streams. The standard is the result of a unique collaborative effort between the Internet Engineering Task Force, or IETF, and International Telecommunication Union, or ITU, standards organizations. Derived from MGCP, MEGACO/H.248 offers several key enhancements including support for multimedia and conferencing calls, improved handling of protocol messages and a formal process for creating extensions to support advanced functionality. The RADVISION MEGACO/H.248 Toolkit includes a unique Media Device Manager to greatly simplify application development and reduce development time by eliminating the need for developers to write code for interpreting MEGACO/H.248 messages.

3G-324M Developer Toolkit. The IP network has not evolved sufficiently to support high-quality real-time video and voice services over 3G networks. As a result, the 3G standards body, 3GPP, specified the 3G-324M protocol as the signaling and transport mechanism for real-time media over 3G (video streaming, video chat, etc.) 3G-324M routes traffic over the circuit switched network rather than the IP network, enabling the delivery of higher quality services. Because it is circuit-switched based, the standard is well suited for streaming real-time multimedia. 3G-324M enables the development, deployment and support of a wide variety of delay-sensitive applications immediately. These include multimedia conferencing with other 3G mobile end points and wire lined H.323 or SIP terminals, video streaming, cell phone TV, video-on-demand (news, sports, etc.), and multimedia, multi-participant gaming. We were one of the first companies to introduce a toolkit for the development of 3G-324M-based products in early 2003 and we continue to develop improved versions of this solution. We are also active in the ITU (International Telecommunication Union), which is the 3G-324M standardization organization, and chair the 3G-324M worldwide interoperability group within the IMTC (International Multimedia Telecommunications Consortium).

IP Phone, Integration Access Device (IAD) and Video Phone Frameworks. In mid-2003, we first introduced a product for the manufacture of IP phones. In mid 2005, we introduced the Video Phone toolkit, designated for videophone and residential gateways developers and manufacturers. The toolkit bundles TBU toolkits along with call control and endpoint management software to provide an IP phone and video phone application for any IP protocol (such as H.323 and SIP). It is now used for the development of a wide variety of applications and devices - from video phones and IP phones to SoHo PBX systems and IP voice gateways. The advanced functionality and broad flexibility in both protocols supported and features enabled makes this toolkit a useful solution for the development of IP communications solutions by our customers.

RADVISION ProLab Testing Suite. The RADVISION ProLab™ is designed to simulate and analyze multimedia traffic over a variety of testing scenarios. Based on the RADVISION SIP, H.323 and 3G-324M Protocol Toolkits, this testing tool simulates a full VoIP network with optional 3G cellular support with a professional quality assurance laboratory, enabling developers or QA specialists to test SIP and H.323 and 3G-324M version compliance, version upgrade compliance, stress and load. The RADVISION ProLab Test Manager is a scalable tool designed to be aware of any changes to the SIP and H.323 and 3G-324M standards. It provides the:

•	capability to run the same tests on the application each time the underlying protocol version is upgraded;

•	flexibility to mix and match scenarios to develop a broad range of testing possibilities; and

•	ability to define numerous scripts and scale up the test scenario by linking them as the test plan progresses.

Advanced RTP Toolkit. RADVISION’s Advanced RTP/RTCP (Real-Time Transport Protocol/Real-Time Transport Control Protocol) Toolkit is designed to address the requirements of mature, production IP telephony applications. The Toolkit provides enhanced media transport functionality, including support for Security and IPv6 and NAT/Firewall traversal. The Advanced RTP/RTCP Toolkit seamlessly scales from small, embedded platforms up to densely populated parallel processing environments.

RADVISION RTSP Toolkit. The RADVISION RTSP (Real Time Streaming Protocol) Toolkit includes a set of intuitive application program interfaces, or APIs, for developing multimedia streaming applications for mobile devices such as personal digital assistants (PDAs) and mobile phones as well as broadband IP-based solutions such as IP TV. Our RTSP Toolkit facilitates faster time-to-market by allowing developers to focus on implementing value-added features instead of the intricacies of the underlying protocols. Our RTSP Toolkit is IETF RFC 2326 bis 4 D.1 compliant.

TBU Product Benefits

Market Leading Technology for Standards - Based Real-time IP Communication. We were one of the original five members of the International Telecommunication Union-Telecommunication committee responsible for defining the H.323 standard, which has been adopted worldwide for real-time packet-based communication. We believe our technology is recognized as the market-leading implementation of the H.323 industry standard for real-time voice, video and data communication over packet networks. We also believe that our technology is recognized as one of the market-leading implementations of the SIP, and other protocols such as 3G-324M and MEGACO/ H.248.

We have been actively involved in the development of protocols for real-time communication since the inception of the industry in 1994 and believe that we were the first-to-market with enabling products and technology for voice, video and data communication over IP networks.

We believe that our technology has become the technology of choice among developers of standards-compliant IP communication systems. We believe our customers benefit from our ability to develop and provide them market-tested, proven products and technology. Using our products and technology, our customers can develop unique capabilities with increased functionality that will differentiate their IP communication solutions in the market. Our products are designed to enable our customers to perform a simple integration using flexible and multi-level APIs. We believe that the accumulated knowledge that we have gained participating in the development of industry standards provides us with a competitive advantage, and positions us to be among the first to market new products and technology based on the latest technological advances.

Interoperability. We provide our customers with products and technology that are interoperable across a broad range of IP communication systems. Our products and technology have been integrated into a variety of systems developed by hundreds of communication equipment providers. This field-proven technology together with our on-going participation in the entire industry’s interoperability events leads us to believe that our products and technology are interoperable with all major equipment vendors and products. We believe that our long-standing involvement in the definition of standards and accumulated experience with product development across our broad customer base provides us with a competitive advantage in addressing interoperability needs.

Multi-domain, Real-time Voice, Video and Data Communication Functionality. We are one of the few companies that offer IP communication products that support combined voice, video and data communication over IP and 3G networks. We believe that this functionality is attractive to enterprises and service providers that seek a flexible IP communication solution, which can provide enhanced multimedia functionality in fixed line and mobile environments.

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

Broad Range of Product Environments. Our products and technology provide our customers with flexibility to design individual products and applications or complete systems. Our customers can build a complete network solution for real-time IP communication using our full suite of products or integrate our products with their own products or other vendor products into their real-time IP communication solution. Similarly, our technology has been designed to enable the development of a broad range of products and applications, from those that can service single users, including hand held devices and residential IP phones, to multi-user products, like highly complex, powerful carrier class gateways. Taken together, our products and technology provide all of the key network components necessary to build real-time IP communication solutions.

Industry Trends That Benefit RADVISION’s Developer Toolkits

Growth in IP Communications. In the 1990’s, IP communication experienced dramatic growth in traffic. Even during the downturn of 2000 and 2001, IP communications continue to grow. We believe that this trend will continue in the future due to:

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

•	The growth in complexity of the SIP standard which is making in-house SIP development by potential customers a more difficult task.

•
The introduction of the IMS next generation network architecture for both fixed and wireless operators that mandate SIP as its primary signaling protocol. Furthermore, IMS SIP (also known as 3GPP SIP) introduces additional challenges and complexities that were not handled by the IETF SIP.

Limitations of Traditional Networks. Traditionally, circuit-switched networks have been the principal medium for the transmission of communication. Circuit-switched technology dedicates a circuit with a fixed amount of bandwidth for the duration of the connection, regardless of a user’s actual bandwidth usage. The growth in data communication traffic, particularly the growth in the number of Internet users, has placed significant strains on the capacity of traditional circuit-switched networks. Circuit-switched networks were initially deployed to handle only voice communication and are not well suited for the types of converged multimedia services now seen over IP networks. These networks were not designed to handle data and broadband applications such as video efficiently and cannot scale cost-effectively to accommodate the growth in data traffic.

Advantages of Packet-based Networks. While circuit-switched networks were principally designed to handle analog voice traffic, packet-based networks were principally designed for transmitting digital information. Packet-based networks, including IP networks, transmit voice, video and data information in the form of small digital packages called packets. Voice, video and data packets are sent over a single network simultaneously and reassembled at the destination. Packet switching enables more efficient utilization of available network bandwidth than circuit-switching, allowing more calls to travel through a packet network at the same time. In addition, packet networks are built using open standards, like IP, which promote competition by allowing different vendors to build products and applications that can interoperate with one another. By using packet technologies based on industry standards, new services can be deployed rapidly and economically.

The Need for Products that Deliver Industry Standards for Real-time IP Communications. Originally, enterprises and communication service providers deployed packet networks primarily for handling data traffic and not for real-time IP communications. Technical barriers initially hampered the use of packet networks for real-time communication. For example, packet networks were not designed to guarantee the sequential delivery of packets and packets could be lost. In addition, the time of delivery of packets was dependent upon the amount of packet traffic being transmitted over the network. For real-time communication, it is critical that the packets associated with a specific voice or video communication be transmitted in the correct sequence and in a timely manner. Early attempts at real-time IP communication solved these technical problems by using proprietary solutions developed by individual vendors. However, proprietary solutions from different vendors meant that different vendor products could not interoperate with one another.

Our leadership position stems from the pioneering work we began in 1993. We were the first to develop and demonstrate commercially viable technology for establishing real-time voice, video, and data on IP networks. Since our inception, we have been helping to develop the industry standards that are driving the emergence and growth of the use of packet networks for real-time communication. RADVISION was an original member of the ITU (International Telecommunication Union) team that defined the H.323 standard, and we continue to work closely with the ITU, the IETF (Internet Engineering Task Force), IMTC (International Multimedia Telecommunications Consortium), and other industry consortia to define a broad spectrum of IP telephony protocols for voice and video communication including, SIP, MGCP and MEGACO/H.248.

Our protocol toolkits provide the underpinning technology required for the rapid development of next generation products and applications for real-time multimedia communication. Industry giants and emerging technology companies use our family of IP communication protocol toolkits to reduce their time to market for developing interoperable, standards-compliant products, applications and services. Today, our protocols are implemented in a wide range of environments from chipsets to simple user devices like IP phones and video systems through carrier class network devices like gateways, switches and softswitches.

Growth in Real-time Voice and Video IP Communication. Due to the inherent benefits of packet networks and the advent of new technologies and standards that have enabled real-time communication over these networks, the use of packet networks for real-time voice, video and data communication is expected to grow dramatically.  This anticipated growth in real-time IP communication is expected to be driven primarily by enterprises and communication service providers migrating to packet networks. As enterprises move from centralized organizations to distributed networks of employees, customers, suppliers and business partners, they require more effective communication capabilities to support their operations and remain competitive in a global and rapidly changing market. Packet networks are well suited for enterprises because they provide enterprises with the following advantages:

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

Broadband Mobile. The roll out of 3G (Third Generation) broadband mobile services is moving rapidly in a number of key world markets. While these efforts are proceeding more cautiously in North America, a number of 3G networks in Asia and Europe are already in operation and serving millions of customers.

Both 3G standards bodies, 3GPP and 3GPP2, as well as other standardization organizations envision 3G as running entirely over an IP-based communication network (the Internet). Our products are a key element in implementing this network.

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

We have taken a pioneering role in providing 3G-324 developer toolkits (as well as 3G-324M-based infrastructure in our NBU) that enable equipment developers to develop products, ranging from 3G handsets to gateways and media servers, that will deliver real time multimedia services over 3G. Recently, our amendment to the protocol was adopted by the ITU to provide faster call set-up time.

Professional Services. In 2003, we launched our Professional Services Division, which assists our customers in developing specialized telecommunications products based on our developer toolkit and reference design solution. This division offers a full range of consulting, engineering and software development services to support our customers in bringing innovative voice and video products to market on time using our suite of developer toolkits and protocol and development expertise. Our Professional Services Division handles the complete project life-cycle from design, throughout the product development, and on-site deployment. In 2005, our Professional Services Division business grew both in the development of IP communications products for clients based on our TBU toolkits and also products that mix our developer expertise/toolkits with multimedia communications infrastructure from our NBU.

Products and Technology under Development

We intend to capitalize upon our technological leadership in real-time IP communication and visual communication network appliance and functionality to develop new products and technology that meet the evolving needs of the IP, 3G, and visual communication market. Our future product and technology offerings are expected to include platforms and tools needed for creating value-added IP-centric enhanced services. We have recently added an IMS portfolio that includes both toolkits and testing tools to provide IMS developers with IMS-compliant software infrastructure. We believe that IMS represents the actual standardized evolution of both wireless (3G evolution to IMS) and fixed (next generation, cable) networks into an all-IP network architecture. Accordingly, we view IMS as an opportunity for our company to leverage our technological leadership and business growth.

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

For the years ended December 31, 2004 and 2005, one customer accounted for approximately 27% of our sales.

The following is a representative list of our major customers in 2005:

Aethra Ltd Alcatel Ltd Broadreach Cisco Comneon Computer Assets Comverse Conference Solutions Counter Trade ECI Emblaze -Vcon France Telecom	Glovicom GS Plus Huawei IPC Iwatsu Kelyan Lab LG Logical CMG Merck & Co. Motorola MSTEL Corporation Nortel	Northrop Grumman NTT Oracle Presidio Shenzhen SunLong Communication Siemens Sony Spirent SVA Telefonica TIM

Sales and Marketing

Sales organization. We market and sell our products through multiple channels in North and South America, Europe, the Middle East and Asia-Pacific. Our networking products are sold to end-users principally through indirect channels by OEMs, system integrators and value added resellers. We market and sell our technology products, primarily in the form of software development kits, directly to developers of IP and 3G communication products and applications. We sell to service providers through major telecom equipment vendors such as Alcatel. In several countries in the Asia-Pacific region we sell our software development kits indirectly through local sales representatives.

We currently have sales offices in the United States in New Jersey, California, Maryland, New Hampshire and Texas. We also have a sales office in Israel and marketing or representative/liaison offices in Hong Kong, China, the United Kingdom, France, Germany, Italy, Brazil, Korea, Japan, Singapore, Spain and India. The geographic breakdown of our total sales for the year ended December 31, 2005 was 54% in the Americas, 28% in Europe and the Middle East and 18% in the Asia-Pacific region.

We have dedicated sales teams to support our large strategic accounts as well as to identify potential strategic customers who would deploy our products on large scales and generate significant revenues for us.

Marketing organization. Our marketing organization develops strategies and implements programs to support the sale of our products and technology and to sustain and enhance our market position as an industry leader. Our current marketing efforts include various sales and channel support programs designed to drive sales, and marketing communication programs designed to increase industry visibility, including press/analyst tours, trade shows and events, speaking engagements and ongoing interaction with analysts and the media as well as targeted marketing programs. Additional programs include technical seminars where customers and other industry participants are educated in real-time IP communication technology and the benefits of our products and technology. We also view our web site as an important marketing tool for lead generation, customer relations and to support our market position as the communication experts through quality content, including providing information related to issues relevant to the communication industry, as well as important product and market trends.

To reinforce and further strengthen our market position as a technology leader in the field of real-time IP, 3G and visual communication, we actively participate in key industry consortia and standards bodies. We are also active in defining and reviewing evolving IP communication standards that are being developed by international standards bodies including:

•	the ITU-T (International Telecommunication Union - Telecommunication), which has published the H.323 and MEGACO standards;

•	IETF (Internet Engineering Task Force), which has published the SIP and MEGACO standards;

•	CableLabs, an organization of cable operators, which is currently working on defining the MGCP (media gateway control protocol) standard;

•	IMTC (International Multimedia Telecommunications Consortium), a global organization to promote interoperable multimedia communication solutions based on international standards;

•	We regularly participate in IMTC-sponsored InterOP (Interoperability) events, a vendor-neutral forum where IMTC members test the interoperability of their products; and

•	3GPP (3rd Generation Partnership Project), which develops the IMS standards.

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

We provide global customer care and support for our products and technology. Our customer care and technical support teams are located in Tel Aviv, Israel; Fair Lawn, New Jersey; Bedford, New Hampshire; Sunnyvale, California; Hong Kong and China. We provide a 24 hour, seven day a week, 365 days a year service program in certain of our offices to better serve our networking customers who desire the expanded service. We assist our networking customers with the initial installation, set-up and training. In addition, our technical support team trains and certifies our networking customers to provide local support in each of the geographical areas in which our products are sold.

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

In 2003, we launched our Professional Services Division, which provides development expertise to our TBU customers. We work hand-in-hand with our customers throughout the entire development process, providing a full range of consulting, engineering and software development services to support our customers in bringing innovative voice and video products to market on time using the RADVISION ENSEMBLE suite of developer toolkits and our protocol and development expertise. Our Professional Services Division handles the complete project life-cycle from design, throughout the product development, and on-site deployment. In 2004, our Professional Services Division’s effort was expanded to include customized NBU projects for large enterprises and service provider projects.

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
• Polycom Networks, a division of Polycom Inc. • Tandberg • Codian Ltd. • Arel In the 3G market: • Ericsson • Dilithium Networks • NMS Communications
• Trillium Digital Systems, acquired by Continuous Computing.
• Hughes Software Systems, acquired by Flextronix Software Systems
• Data Connection Limited
• Dilithium Networks
• Netbrics
• Open source developers and In-house developers employed by manufacturers of telecommunication equipment and systems

Additional competitors may enter any of our markets at any time.

Both Vovida Networks, a subsidiary of Cisco Systems, Inc., and OpenH323 offer H.323 source code for free. In addition, Vovida Networks offers MGCP and SIP source code for free. If our customers choose to use the free source code offered by these organizations instead of purchasing our technology, our revenues from the sale of our software development kits will decline.

Manufacturing

Our manufacturing operations consist of materials planning and procurement, out-sourcing of sub-assemblies, final assembly, product assurance testing, quality control and packaging and shipping. We assemble our products in a subcontractor’s facilities in Israel and test our products at our facilities in Tel Aviv, Israel. We test our products both during and after the assembly process using internally developed product assurance testing procedures. We have a flexible assembly process that enables us to configure our products at the final assembly stage for customers who require that our products be modified to bear their private label. This flexibility is designed to reduce our assembly cycle time and reduce our need to maintain a large inventory of finished goods. We use an enterprise resource planning, or ERP, system that we purchased from BAAN Systems and modified to our specific needs. This system allows us to use just in time procurement and manufacturing procedures. We believe that the efficiency of our assembly process to date is largely due to our product architecture and our commitment to assembly process design. We manufacture our software development kits on CD-ROMs and package and ship them accompanied by relevant documentation.

As part of our commitment to quality, we have been certified as an ISO 9001:2000 and ISO 4001 supplier. The ISO 9001:2000 and ISO 4001 standards defines the procedures required for the R&D, Customer Support and manufacture of products with predictable and stable performance and quality. We are continuously trying to improve our quality based on the guidelines dictated by the ISO 9001:2000 and ISO 4001 standards.

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

C. ORGANIZATIONAL STRUCTURE

We have seven wholly-owned subsidiaries: RADVISION Inc. in the United States, RADVISION (HK) Ltd. in Hong Kong, RADVISION (UK) Ltd. in the United Kingdom, RADVISION FRANCE S.A.R.L. in France, RADVISION Japan KK in Japan, RADVISION B.V. in the Netherlands, all of which are primarily engaged in the sale and marketing of our products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China., which is primarily engaged in research and development.

Zohar Zisapel, the Chairman of our Board of Directors, and Yehuda Zisapel, a former director and Chairman of our Board of Directors, are principal shareholders of our company. Individually or together, they are also directors and principal shareholders of several other companies which, together with us and the other subsidiaries and affiliates, are known as the RAD-BYNET group. In addition to engaging in other businesses, members of the RAD-BYNET group are actively engaged in designing, manufacturing, marketing and supporting data communication products, none of which currently compete with our products. Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

D. PROPERTY, PLANTS AND EQUIPMENT

Our headquarters and principal administrative, finance, sales and marketing and promotion operations are located in approximately 61,978 square feet of leased office space in Tel Aviv, Israel at an aggregate rental cost of approximately $1.3 million in 2005. The lease for our principal offices expires in June 2010. In the United States, we lease approximately 11,640 square feet of office space in Fair Lawn, New Jersey expiring in September 2007 approximately 3,156 square feet in Sunnyvale, California expiring in April 2007 and approximately 10,042 square feet in Bedford, New Hampshire expiring in April 2010. We also lease approximately 2,651 square feet in Hong Kong expiring in July 2007, approximately 3000 square feet in the United Kingdom expiring in May 2006, approximately 6,500 square feet in the China expiring in December 2006 and approximately 875 square feet in Japan expiring in January 2008. The aggregate annual rent for our sales and service offices in the United States, Hong Kong, China, Japan and the United Kingdom was approximately $1.7 million in 2005.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

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

Background

We design, develop and supply products and technology that enable real-time voice, video and data communication over packet networks, including the Internet and other IP networks. We were incorporated in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994. Since our initial public offering on March 14, 2000, our ordinary shares have been listed on the NASDAQ National Market (symbol: RVSN) and our ordinary shares have also traded on the Tel Aviv Stock Exchange since October 20, 2002.

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

Overview

We are the industry’s leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. We have approximately 450 customers worldwide including Alcatel, Cisco, Aethra, FastWeb, NTT/DoCoMo, Philips, Panasonic, Samsung, Shanghai Bell, Siemens, Sony and Tandberg. Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.

We have two separate business units, corresponding to our two product lines, to enable our product development and product marketing teams to respond quickly to evolving market needs with new product introductions.

Our Networking Business Unit, or NBU, offers one of the broadest and most complete set of multimedia communication and videoconferencing network solutions for IP, ISDN, H.323, SIP and 3G-based networks, supporting most end points in the industry today. These products are sold primarily to resellers and OEMs who use this infrastructure to develop and install advanced IP and ISDN-based communication systems for enterprise customers. The NBU’s Click to Meet™ product line provides a unique highly scalable solution for desktop video collaboration and is sold as an integrated product with common desktop applications. The NBU also provides service providers, both 3G wireless and wireline, with integrated solutions that enable the delivery of converged IP-based multimedia streaming and video telephony applications to corporate customers as a managed service, residential broadband customers, and 3G subscribers worldwide.

Our Technology Business Unit, or TBU, is a one-stop shop of voice and video over IP and 3G Development toolkits. The TBU provides protocol development tools and platforms, as well as associated solutions such as testing platforms and IP phone toolkits that enable equipment vendors and service providers to develop and deploy new IP and 3G-based converged networks, services, and technologies. TBU solutions include developer toolkits for SIP, MEGACO/H.248, MGCP, H.323, and 3G-324M. It also includes our ProLab™ Test Management Suite and IP phone toolkit. Our toolkits have been implemented in a wide range of environments from chipsets to simple user devices like IP phones, and from integrated video systems through carrier class network devices like gateways, switches, soft switches and 3G multimedia gateways.

Both business units also provide professional services to our customers, assisting them to integrate our technology into their products and to customize our products to their specific needs.

Our Strategy

Our goal is to be the leading provider of solutions that enable real-time multimedia (voice, video and data) collaboration and communication over packet and 3G networks. We provide solutions at every level - protocol developer toolkits, professional services, network infrastructure, as well as integrated solutions that complement the communication solutions of other vendors such as those from Cisco, Sony, Microsoft and Alcatel. We believe that the combination of offering IP-centric networking products, along with software toolkits, positions us as a key enabling vendor in the evolution of next-generation communications. Both of our product lines are essential for building networks that support real time voice and video communication with full interoperability with legacy ISDN/PSTN networks and technologies. We believe that the opportunities for mass deployment in desktop collaboration and 3G are promising growth levers for our company, complementing our traditional sources of revenues from our TBU and NBU businesses.

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

Revenue Recognition. We account for our revenue in accordance with the provisions of SOP 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants and as amended by SOP 98-9 and related interpretations. When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met:

•
Persuasive evidence of an arrangement exists.  We require evidence of an agreement with a customer specifying the terms and conditions of the products or services to be delivered typically in the form of a signed contract or statement of work accompanied by a purchase order.

•
Delivery has occurred.  For software licenses, delivery takes place when the customer is given access to the software programs via access to a web site or shipped medium. For services, delivery takes place as the services are provided.

•
The fee is fixed or determinable.  Fees are fixed or determinable if they are not subject to a refund or cancellation and do not have payment terms that exceed our standard payment terms. Typical payment terms are between net 30 days to net 90 days with an average of net 49 days.

•	Collection is probable. We perform a credit review of all customers with significant transactions to determine whether a customer is credit worthy and collection is probable.

In general, revenue for transactions that do not involve software customization or services considered essential to the functionality of the software is recognized as follows: (i) software license fees for sales are recognized upon receipt of license or royalty reports; (ii) all other software license fees are recognized upon delivery of the software; (iii) software maintenance, upgrade protection and technical support are recognized ratably over the contract term; and (iv) consulting, training and other similar services are recognized as the services are performed.

We exercise judgment and use estimates in connection with the determination of the amount of product software license and services revenues to be recognized in each accounting period. If the fee due from the customer is not fixed or determinable, revenue is recognized as payments become due from the customer. If collection is not considered probable, revenue is recognized when the fee is collected. We record provisions against revenue for estimated sales returns and allowances on product and service-related sales in the same period as the related revenue is recorded. We also record a provision to operating expenses for bad debts resulting from customers’ inability to pay for the products or services they have received. These estimates are based on historical sales returns and bad debt expense, analyses of credit memo data, and other known factors, such as bankruptcy. If the historical data we use to calculate these estimates do not accurately reflect future returns or bad debts, adjustments to these reserves may be required that would increase or decrease revenue or net income.

Many of our software arrangements include multiple elements. Such elements typically include any or all of the following: software licenses, software maintenance, technical support and training services. For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, we allocate value to each element based on its relative fair value, if sufficient specific objective evidence of fair value exists for each element of the arrangement. Specific objective evidence of fair value is determined based on the price charged when each element is sold separately. If sufficient specific objective evidence exists for all undelivered elements, but does not exist for the delivered element, typically the software, then the residual method is used to allocate value to each element. Under the residual method, each undelivered element is allocated value based on specific objective evidence of fair value for that element, as described above, and the remainder of the total arrangement fee is allocated to the delivered element, typically the software. If sufficient specific objective evidence does not exist for all undelivered elements and the arrangement involves rights to unspecified additional software products, all revenue is recognized ratably over the term of the arrangement. If the arrangement does not involve rights to unspecified additional software products, all revenue is initially deferred until typically the only remaining undelivered element is software maintenance or technical support, at which time the entire fee is recognized ratably over the remaining maintenance or support term.

In the case of multiple-element arrangements that involve significant modification or customization of the software or involve services that are considered essential to the functionality of the software, contract accounting is applied according with the provision of SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” in accordance with which revenues are recognized on the percentage of completion basis. The percentage of completion is generally calculated using estimated hours incurred to date relative to the total expected hours for the entire project. The cumulative impact of any revision in estimates to complete or recognition of losses on contracts is reflected in the period in which the changes or losses become known.

The maintenance or support fee is unbundled from the other elements and revenue is recognized ratably over the maintenance or support term.

When specific objective evidence does not exist for software maintenance or support, then all revenue is deferred until completion of the consulting services, at which time the entire fee is recognized ratably over the remaining maintenance or support period.

Allowances for Doubtful Accounts. We perform ongoing credit evaluations of our customers’ financial condition and we require collateral as deemed necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories. Inventories are stated at the lower of cost or market. Cost is determined by the moving average method. We write down obsolete or slow moving inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, market conditions and sale forecasts. If actual market conditions are less favorable than we anticipate, additional inventory write-downs may be required.

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

Goodwill and Intangible Assets. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The goodwill on our balance sheet is a result of our acquisitions of the assets of FVC and VisioNex. The identifiable intangible assets, other than goodwill, included in our balance sheet are workforce and patents acquired from FVC and VisioNex. We review goodwill and other intangible assets for potential impairment annually and when events or changes in circumstances indicate the carrying value of the goodwill or the other intangible assets may be impaired, in which case we may obtain an appraisal from an independent valuation firm to determine the amount of impairment, if any. In addition to the possible use of an independent valuation firm, we perform internal valuation analyses and consider other publicly available market information. We determine fair value using widely accepted valuation techniques, including discounted cash flow and market multiple analyses. These types of analyses require us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. In the third quarter of fiscal 2005, we completed our annual impairment testing of goodwill using the methodology described in the notes to the consolidated financial statements, and determined there was no impairment of the VisioNex and FVC goodwill. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge.

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

Based on estimates of future taxable profits and losses in certain foreign tax jurisdictions, we determined that a valuation allowance of $7.1 million was required for specific tax loss carryforwards and other temporary differences as of December 31, 2005. If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

Tax contingencies. Like most companies, domestic and foreign tax authorities periodically audit our income tax returns. These audits include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with our various tax filing positions, including state, foreign and local taxes, we record reserve for probable exposures. A number of years may elapse before a particular matter, for which we have established a reserve, is audited and fully resolved. The estimate of our tax contingency reserve contains uncertainty because management must use judgment to estimate the exposure associated with our various filing positions. Although management believes that the estimates and judgments about the tax contingencies are reasonable, actual results could differ, and we may be exposed to gains or losses that could be material. To the extent we prevail in matters for which reserves have been established, or are required to pay amounts in excess of the reserve, our effective tax rate in a given financial statements period could be materially affected. An unfavorable tax settlement would require use of our cash and result in an increase in our effective tax rate in the year of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the year of resolution.

Contingencies. We are involved in legal proceedings and other claims from time to time. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for any contingencies are made after careful analysis of each individual claim. The required reserves may change due to future developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net loss. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. See “Item 8A. Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings.”

Revenues

We generate revenues from sales of our networking products that are primarily sold in the form of stand-alone products, and our technology products that are primarily sold in the form of software development kits, as well as related maintenance and support services. We generally recognize revenues from the sale of our products upon shipment and when collection is probable. Revenues generated from maintenance and support services are deferred and recognized ratably over the period of the term of service. We price our networking products on a per unit basis, and grant discounts based upon unit volumes. We price our software development kits on the basis of a fixed-fee plus royalties from products developed using the software development kits. We sell our products and technology through direct sales and various indirect distribution channels in the Americas, Europe and the Asia-Pacific region. For the year ended December 31, 2005, approximately 54.1% of our revenues were generated in the Americas.

Significant Expenses

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

Research and development costs are charged to operations as incurred. Software development costs are considered for capitalization when technological feasibility is established according to SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Costs incurred after achievement of technological feasibility in the process of software production have not been material. Therefore, we have not capitalized any of our research and development expenses.

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

Recently Issued Accounting Standards

On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), “Share-Based Payment,” or SFAS 123(R), which is a revision of SFAS No. 123, "Accounting for Stock Based Compensation," or SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees, including employee stock option grants, to be recognized based on their fair values, while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values on the date of grant. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard became effective for us commencing January 1, 2006.

Prior to January 1, 2006, as permitted by SFAS 123, we accounted for share-based payments to employees using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” the intrinsic value method. The impact of adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments granted in the future. However, had we adopted SFAS 123(R) in 2005, the impact of that standard would have decreased our net income by approximately $3.7 million, as described in the disclosure of pro forma net income and earnings per share in our consolidated financial statements. In order to mitigate the impact of SFAS 123(R) in 2006, our Board of Directors has resolved to increase the available employee option pool under the 2000 Employee Stock Option Plan by 1.75% of our outstanding shares for 2006, as compared to an increase by 3.3% of our outstanding shares for 2005 (see Item 6E. “Directors, Senior Management and Employees --- Share Ownership - Stock Option Plans - 2000 Stock Option Plan”).

In March 2005, the Securities and Exchange Commission, or the SEC, released SEC Staff Accounting Bulletin No. 107, “Share Based Payment," or “SAB 107.” SAB 107 provides the SEC’s staff position regarding the application of SFAS 123(R) and contains interpretive guidance relating to the interaction between SFAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. We are currently reviewing the effect of SAB 107.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2003, 2004 and 2005, including the percentage data in the following table, is based upon our statements of income contained in our financial statements for those periods, and the related notes, included in this annual report:

	December 31,
	2003	2004		2005
Revenues	100.0%	100.0%		100.0%
Cost of revenues	23.9 *	21.6	*	17.7
Gross profit	76.1	78.4		82.3
Operating expenses:
Research and development	28.4	27.3		27.2
Marketing and selling	37.1 *	37.1	*	33.2
General and administrative	7.9	7.6		6.3
Restructuring income	(2.1)	-		-
Total operating expenses	71.3	72.0		66.7
Operating income	4.8	6.4		15.6
Financial income, net	4.1	2.9		4.1
Taxes on income	-	-		(0.1)
Net income	8.9%	9.3%		19.8%
* Reclassified

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Revenues. Revenues increased by 15.3% from $64.2 million for the year ended December 31, 2004 to $74.0 million for the year ended December 31, 2005. This increase was due to a $3.3 million increase in sales of our technology products and a $6.5 million increase in sales of our networking products. The increased sales in NBU were derived from our traditional products and sales of our Click to Meet products that we acquired from FVC in March 2005. The results primarily reflect increased sales in the Americas, Asia-Pacific region and Middle East.

Revenues from networking products increased by 14.5% from $44.8 million for the year ended December 31, 2004 to $51.3 million for the year ended December 31, 2005. The increase in revenues from networking products was primarily attributable to $5.1 million revenues from the sales of the Click to Meet products that we acquired from FVC in March 2005.

Revenues from technology products increased by 17.0% from $19.4 million for the year ended December 31, 2004 to $22.7 million for the year ended December 31, 2005. The increase in revenues from technology products was attributable to a $1.4 million increase in software license fees from approximately $8.3 million in 2004 to approximately $9.7 million in 2005, a $0.9 million increase in royalty revenues, and a $1.5 million increase in maintenance revenues. This was offset in part by a $0.5 million decrease in professional services with respect to customization services.

Revenue from sales to customers in the North America increased from $32.6 million, or 50.8% of revenue, for the year ended December 31, 2004, to $39.4 million, or 53.2% of revenue, for the year ended December 31, 2005, an increase of $6.8 million, or 20.9%. This increase in sales to customers in the North America was primarily attributable to increased sales to Cisco and due to revenues from the sales of the Click to Meet products that we acquired from FVC in March 2005.

Revenue from sales to customers in Europe and the Middle East increased from $18.9 million, or 29.4% of revenue, for the year ended December 31, 2004, to $20.9 million, or 28.2% of revenue, for the year ended December 31, 2005, an increase of $2.0 million, or 10.6%, mainly due to increased sales to service providers.

Revenue from sales to customers in the Asia-Pacific region increased from $11.7 million, or 18.2% of revenue, for the year ended December 31, 2004, to $13.1 million, or 17.6% of revenue, for the year ended December 31, 2005, an increase of $1.4 million, or 12.0%. This increase in sales to customers in the Asia-Pacific region is primarily attributable to increase in sales in Korea, Japan and Taiwan.

Cost of Revenues. Cost of revenues decreased from $13.9 million for the year ended December 31, 2004 to $13.1 million for the year ended December 31, 2005, a decrease of $0.8 million, or 5.8%. Gross profit as a percentage of revenues increased from 78.4% for the year ended December 31, 2004 to 82.3% for the year ended December 31, 2005. The increase in gross profit margin resulted from an increase in revenues volume, sales of Click To Meet products which have higher gross margin, and the product mix.

Research and Development. Research and development expenses increased from $17.5 million for the year ended December 31, 2004 to $20.1 million for the year ended December 31, 2005, an increase of $2.6 million, or 14.9%. The increase is primarily attributable to an increase in the number of research and development personnel, mainly to support the acquisition of the Click to Meet products. Research and development expenses as a percentage of revenues remained constant at approximately 27.2% for the years ended December 31, 2004 and 2005.

Marketing and Selling. Marketing and selling expenses increased from $23.8 million for the year ended December 31, 2004 to $24.6 million for the year ended December 31, 2005, an increase of $0.8 million, or 3.4%. Marketing and selling expenses as a percentage of revenues decreased from 37.1% for the year ended December 31, 2004 to 33.2% for the year ended December 31, 2005.

General and Administrative. General and administrative expenses decreased from $4.9 million for the year ended December 31, 2004 to $4.7 million for the year ended December 31, 2005, a decrease of $0.2 million, or 4.1%. General and administrative expenses as a percentage of revenues decreased from 7.6% for the year ended December 31, 2004 to 6.3% for the year ended December 31, 2005.

Financial Income, Net. Financial income increased from $1.9 million for the year ended December 31, 2004 to $3.1 million for the year ended December 31, 2005, principally as a result of higher prevailing interest rates and higher cash and cash equivalent, deposits and marketable securities balances. Financial income in 2005 was principally derived from the investment of the proceeds of our March 2000 initial public offering, cash generated from operating activities and exercise of options by employees.

Taxes on income. Income tax benefits were $0.1 million for the year ended December 31, 2005. The benefit mainly derived from reversing of valuation allowances on deferred income taxes of temporary differences.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Revenues. Revenues increased by 25.1% from $51.3 million for the year ended December 31, 2003 to $64.2 million for the year ended December 31, 2004. This increase was due to increased sales of both our technology and networking products. Revenues from networking products increased 17.6% from $38.1 million for the year ended December 31, 2003, to $44.8 million for the year ended December 31, 2004.

The increase in revenues from networking products was attributable to a $4.9 million increase in networking products from approximately $35.3 million in 2003 to approximately $40.2 million in 2004, and a $1.8 million increase in maintenance revenues.

Revenues from technology products increased by 47.0% from $13.2 million for the year ended December 31, 2003 to $19.4 million for the year ended December 31, 2004. The increase in revenues from technology products was attributable to a $3.1 million increase in software license fees from approximately $5.2 million in 2003 to approximately $8.3 million in 2004, a $1.4 million increase in royalty revenue, a $1 million increase in research and development services by our Professional Services Division, which we began to offer in the first quarter of 2003, and a $700,000 increase in maintenance revenues.

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

Cost of Revenues. Cost of revenues increased from $12.3 million for the year ended December 31, 2003 to $13.9 million for the year ended December 31, 2004, an increase of $1.6 million, or 13.0%. Gross profit as a percentage of revenues increased from 76.1% for the year ended December 31, 2003 to 78.4% for the year ended December 31, 2004. The increase in gross profit margin resulted from increase in revenues volume, higher percentage of sales of technology revenues products and mix of networking products.

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

Marketing and Selling. Marketing and selling expenses increased from $19.1 million for the year ended December 31, 2003 to $23.8 million for the year ended December 31, 2004, an increase of $4.7 million, or 24.6%. Marketing and selling expenses as a percentage of revenues remain constant at 37.1% for the year ended December 31, 2003 and 2004.

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

Consolidated Balance Sheet Data

Trade Receivables. Trade receivables increased from $10.1 million at December 31, 2004 to $12.3 million at December 31, 2005, an increase of $2.2 million, or 21.8%. This increase was primarily attributable to the increase in revenues in the fourth quarter of 2005 compared to the fourth quarter of 2004.

Allowance for Doubtful Accounts. Allowance for doubtful accounts decreased from $1.3 million at December 31, 2004 to $0.7 million at December 31, 2005, a decrease of $0.6 million or 46.2%. Allowance for doubtful accounts as a percentage of trade receivables decreased from 12.9% as of December 31, 2004 to 5.7% as of December 31, 2005. This decrease is mainly attributable to the write-off of bad debts.

Other Receivables and Prepaid Expenses. Other receivables and prepaid expenses increased  from $3.9 million at December 31, 2004 to $4.3 million at December 31, 2005, an increase of $0.4 million, or 10.3%. This increase was primarily attributable to advances to suppliers and an increase in deferred tax assets.

Inventories. Inventories increased from $1.2 million at December 31, 2004 to $2.6 million at December 31, 2005, an increase of $1.4 million, or 116.7%. The number of inventory days outstanding increased from approximately 32 days at December 31, 2004, to approximately 72 days at December 31, 2005. The increase in inventory level was primarily attributed to expected increase in sales in 2006 mainly as a result of the U.S. federal government contract that we won in late 2005.

Trade Payables. Trade payables decreased from $1.9 million at December 31, 2004 to $1.8 million at December 31, 2005, a decrease of $0.1 million, or 5.3%.

Other Payables, Accrued Expenses and Deferred Revenues. Other payables, accrued expenses and deferred revenues increased from $19.5 million at December 31, 2004 to $20.7 million at December 31, 2005, an increase of $1.2 million or 6.2%. This increase was primarily attributable to an increase of $1.0 million in deferred revenues.

Quarterly Results of Operations

The following tables present consolidated statements of operations data for each of the eight fiscal quarters ended December 31, 2005, in dollars and as a percentage of revenues. In management's opinion, this unaudited information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that we might achieve for any subsequent periods.

	Mar. 31, 2004		June 30, 2004		Sept. 30, 2004		Dec. 31, 2004		Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005
Revenues	$14,261		$15,705		$16,708		$17,562		$16,280	$17,473	$19,089	$21,170
Cost of revenues	3,285	*	3,575	*	3,630	*	3,390	*	2,776	3,103	3,401	3,830
Gross profit	10,976		12,130		13,078		14,172		13,504	14,370	15,688	17,340
Operating expenses:
Research and development	3,780		4,282		4,883		4,539		4,655	5,054	5,171	5,230
Marketing and selling	5,649	*	5,950	*	6,101	*	6,148	*	5,757	6,006	6,165	6,660
General and administrative	1,240		1,210		1,213		1,237		1,159	1,152	1,165	1,201
Operating income	307		688		881		2,248		1,933	2,158	3,187	4,249
Financial income, net	412		432		500		516		561	768	774	948
Taxes on income	-		-		-		-		-	(30)	(11)	153
Net income	$719		$1,120		$1,381		$2,764		$2,494	$2,896	$3,950	$5,350

As a percentage of revenues:
Revenues	100%		100%		100%		100%		100%	100%	100%	100%
Cost of revenues	23		23		22		19		17	18	18	18
Gross profit	77		77		78		81		83	82	82	82
Operating expenses:
Research and development	27		27		29		26		29	29	27	25
Marketing and selling	40		38		37		35		35	34	32	31
General and administrative	8		8		7		7		7	7	6	6
Operating income	2		4		5		13		12	12	17	20
Financial income, net	3		3		3		3		3	4	4	4
Taxes on income	-		-		-		-		-	-	-	1
Net income	5%		7%		8%		16%		15%	16%	21%	25%
* Reclassified

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

Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel’s relationship with several Arab countries. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank. In January 2006, Hamas won the elections in the Palestinian Authority and on March 28, 2006, elections to the Israeli parliament were held in Israel. The implications of these developments cannot at this time be foreseen. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

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

Economic Conditions

In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Although economic activity in Israel has improved recently, our operations could be adversely affected if the economic conditions in Israel begin to deteriorate again.

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

Israel and the European Union Community, known now as the "European Union," concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the "EFTA," established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and the Asia-Pacific region.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	Israeli devaluation rate %	Israeli inflation adjusted for devaluation %

2001	1.4	9.3	(7.8)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.8
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.3)

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

B. LIQUIDITY AND CAPITAL RESOURCES

From our inception until our initial public offering in March 2000, we financed our operations through cash generated by operations and a combination of private placements of our share capital and borrowings under lines of credit. We raised a total of approximately $12.2 million in net proceeds in four private placements prior to our initial public offering. In March 2000, we sold 4,370,000 of our ordinary shares in an initial public offering and 590,822 ordinary shares in a private placement to Samsung Venture Investment Corporation, a member of the Samsung group, and Siemens Aktiengesellschraft. We received net proceeds of $89.2 million from the public offering and private placement.

As of December 31, 2005, we had approximately $32.9 million in cash and cash equivalents, $63.5 million in short term investments and our working capital was approximately $93.2 million. Taking into account long-term liquid investments, we had approximately $125.0 million in cash and liquid investments as of December 31, 2005.

Our management believes that another financial measure that is important in assessing our company’s financial condition is day’s sales outstanding, or DSOs. Our DSOs were 53 days at December 31, 2005 compared to 52 days at December 31, 2004.

Capital expenditures for the years ended December 31, 2003, 2004 and 2005 were approximately $1.3 million, $2.3 million and $2.0 million, respectively. These expenditures were principally for research and development equipment, office furniture and equipment. We invested $1.3 million in connection with the purchase of the VisionNex assets in May 2004 and $7.0 million in connection with the purchase of the FVC assets in March 2005. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations, infrastructure and personnel.

Net cash provided by operating activities was approximately $14.1 million for the year ended December 31, 2005. This amount was primarily attributable to net income of $14.7 million, an increase in deferred revenues of $1.0 million, and deprecation and amortization expenses of $2.6 million. The increase in cash provided by operating activities was offset in part by increased accounts receivables of $2.2 million and a $1.4 million increase of inventories.

Net cash used in investing activities was approximately $11.0 million for the year ended December 31, 2005. Of the cash used in investing activities in the year ended December 31, 2005, approximately $7.0 million was used to acquire substantially all of the assets of FVC and its wholly owned subsidiary, CUseeMe Networks, Inc., approximately $2.0 million, net was used for bank deposits and purchases of marketable securities and approximately $2.0 million was used for purchases of property and equipment.

On February 28, 2001, we announced that our Board of Directors authorized the repurchase of up to 10% of our outstanding shares in open market transactions at prevailing market prices. We completed the share repurchase program in the first fiscal quarter of 2002, having purchased 1,866,115 ordinary shares at a total cost of $11.8 million, or an average price of $6.30 per share.

On August 28, 2002, we announced that our Board of Directors authorized the repurchase of up to $10 million or 2 million of our ordinary shares in the open market from time to time at prevailing market prices. During April 2003, we started to repurchase our ordinary shares based on the instruction of our Board of Directors. As of December 31, 2003, we had purchased 14,000 ordinary shares at a total cost of $77,000, or an average price of $5.5 per share. We did not repurchase any shares in 2004 and 2005. We have reissued all of our purchased ordinary shares in connection with the exercise of employee stock options.

Net cash provided by financing activities was $9.6 million for the year ended December 31, 2005, compared to $6.0 million for the year ended December 31, 2004. For both years, cash provided by financing activities was principally attributable to the issuance of ordinary shares for cash upon exercise of options by employees.

As of December 31, 2005, our principal commitments consisted of obligations outstanding under operating leases. Our capital requirements are dependent on many factors, including market acceptance of our products and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. In the last three years, we have experienced substantial increases in our expenditures as a result of the growth in our operations and personnel. We intend to increase our expenditures in the future consistent with our anticipated growth. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

As of December 31, 2005, we had a credit line from a bank in the amount of approximately $2.5 million, of which approximately $2.1 million was not utilized and approximately $0.4 million was utilized in connection with bank guarantees of certain of our agreements and payments.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We place considerable emphasis on research and development to expand the capabilities of our existing products and technology, to develop new products and to improve our existing technologies and capabilities. We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers. Our gross investment in research and development for the years ended December 31, 2003, 2004 and 2005 was $14.6 million, $17.5 million and $20.1 million, respectively. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.

As of December 31, 2005, our research and development staff consisted of approximately 197 employees compared to 173 as of December 31, 2004. The increase in research and development employees in 2005 was primarily to support the acquisition of FVC’s Click to Meet products in March 2005. Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel and in part in Beijing, China and in New Hampshire, the United States. To introduce new, high quality products, we deploy procedures for the design, development and quality assurance of our new product developments. Our team is divided according to our existing product lines. Each product line team is headed by a team leader and includes software or hardware engineers and quality control technicians.

D. TREND INFORMATION

Revenues increased by 15.2% to $74.0 million for the year ended December 31, 2005. This increase was due to increased sales of both our technology and networking products and due to revenues from the Click To Meet products that we acquired from FVC in March 2005. Revenues from networking products increased by 14.5% to $51.3 million and revenues from technology products increased by 17.0% to $22.7 million for the year ended December 31, 2005.

E. OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2005 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	less than 1 year	3-5 years	3-5 years	more than 5 years
Operating lease obligations	$8,224,000	$2,710,000	$3,488,000	$2,026,000	$-
Accrued severance pay	3,643,000	-	-	-	3,643,000
Total	$11,867,000	$2,710,000	$3,489,000	$2,025,000	$3,643,000

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Zohar Zisapel	57	Chairman of the Board of Directors
Boaz Raviv	46	Chief Executive Officer
Eli Doron	53	President
Tsipi Kagan	40	Chief Financial Officer
Joseph Atsmon	57	Director
Dan Barnea	60	Director
Liora Katzenstein	50	Director
Andreas Mattes	45	Director
Efraim Wachtel	61	Director

Mr. Dan Barnea, a Class I director, will serve as a director until our 2008 annual general meeting of shareholders. Mr. Andreas Mattes, a Class II director, will serve as a director until our 2006 annual general meeting of shareholders. Messrs. Zohar Zisapel and Efraim Wachtel, Class III directors, will serve as directors until our 2007 annual general meeting of shareholders. Prof. Liora Katzenstein and Mr. Joseph Atsmon will serve as outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2006 annual general meeting of shareholders, following which the service of Prof. Liora Katzenstein as an outside director may not be extended and the service of Mr. Joseph Atsmon as an outside director may be renewed for only one additional three-year term.

Zohar Zisapel has served as a director since November 1992. Mr. Zisapel served as the Chairman of our Board of Directors from November 1992 until August 1999 and again assumed the position of Chairman of our Board of Directors in April 2001. During the last several years, Mr. Zisapel has been engaged mainly in management of high technology companies. Mr. Zisapel is a founder and chairman of the board of directors of RAD Data Communication Ltd. and he serves as a director of other public companies, including RADCOM Ltd., RIT Technologies Ltd., Ceragon Networks Ltd. and Verisity Ltd. Mr. Zisapel has a B.Sc. from the Technion, Israel Institute of Technology and a M.Sc. from Tel Aviv University.

Boaz Raviv has served as our chief executive officer since January 2006. Prior thereto and since December, 2000, he served as general manager of our technology business unit (TBU) and he assumed additional responsibility for our networking business unit (NBU) in late 2004. From December 1999 to December 2000, Mr. Raviv served as vice president, business development and marketing of Elron TeleSoft Ltd., and from January 1996 to November 1999, Mr. Raviv served as telecom division manager at Elron Software. From July 1989 until December 1995, Mr. Raviv served in various positions at CAP GEMINI, France, among such positions in the development of its data communications network. Mr. Raviv served his apprenticeship at Robotic in CEMAGREF, the French National Center of Mechanical Engineering. Mr. Raviv holds a B.S. from the Technion, Israel Institute of Technology.

Eli Doron has served as our President since January 2006 and as our chief technology officer since October 1992. Mr. Doron was a co-founder of our company. Prior thereto and from 1983, Mr. Doron served at SIMTECH Advanced Training and Simulation Systems Ltd., initially as hardware manager and from 1998 as chief technology officer. Prior thereto and from 1977, Mr. Doron served as an electronic engineer at MBT Israel Aircraft Industries Ltd. Mr. Doron holds a B.Sc in electronics and computer science from Ben-Gurion University and a M.B.A. from the University of Bradford, in the United Kingdom.

Tsipi Kagan has served as our chief financial officer since August 1, 2003. Prior to joining us and from April 2000, Ms. Kagan was Chief Financial Officer for Phone-Or Ltd., a leader in advanced optical microphones and sensors. Prior thereto and from September 1994, Ms. Kagan was Senior Manager for Ernst & Young in Israel and served as a Certified Public Accountant (CPA) for Miller, Kaplan, Arase & Co., an accounting firm in Los Angeles from February 1991 to August 1994. Ms. Kagan holds a B.A. degree in Accounting and Economics from Tel-Aviv University and is a licensed CPA in Israel.

Joseph Atsmon has served as an outside director since June, 2003. From July 2001 until November 2002, Mr. Atsmon served as Chairman of Discretix Ltd. Mr. Atsmon has served as a director of Nice Ltd. since July 2001 and Ceragon Networks Ltd. since July 2001. From 1995 until 2000, Mr. Atsmon served as chief executive officer of Teledata Communication Ltd., a public company acquired by ADC Telecommunication Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and corporate vice president for Business Development. Mr. Atsmon received a B.Sc. in Electrical Engineering, summa cum laude, from the Technion, Israel Institute of Technology.

Dan Barnea has served as a director since June 2005. Mr. Barnea has served as the senior vice president of research and development of BMC Software, Inc., or BMC, a leading provider of enterprise management, since 1999 when BMC acquired New Dimension Software, where he served as chief executive officer from 1995. Prior thereto and from 1991, Mr. Barnea served as chief executive officer of Laser Industries, from 1987 until 1991 he served as general manager for Indigo Ltd. and from 1981 until 1987 he served as vice president of research and development of Elscint Ltd. Mr. Barnea received a B.Sc. in Electrical Engineering and a M.Sc. in Computer Science, both from the Technion Israel Institute of Technology.

Liora Katzenstein has served as an outside director since December 2000. Prof. Liora Katzenstein specializes in business administration and entrepreneurship. In 1996, Prof. Katzenstein founded the Institute for the Study of Entrepreneurship and Management of Innovation in Israel (ISEMI) and serves as its president. Prof. Katzenstein has also served as a Senior Lecturer in various academic institutions in Israel and abroad including the Harvard Business School, Nanyang University and the Technion, Israel Institute of Technology. Prof. Katzenstein currently serves as a director of RIT, Inc., Radware Ltd., OTI Inc. and Palafric Investments Ltd. In the past Prof. Katzenstein has served on the boards of directors of Clal Industries & Investments Ltd., Discount Issuers Ltd. and Amanat Ltd. and held various other academic and business related positions, including as a member of the Israeli governmental committee on start-up companies. During the last two decades Prof. Katzenstein has served as a faculty member and on the management of universities and management institutes both in Israel and abroad and has published numerous business articles in the Israeli professional press.

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

Efraim Wachtel has served as a director since March 1998. Mr. Wachtel has served as president and chief executive officer of RAD Data Communication Ltd., or RAD Data, since November 1997. From October 1985 to November 1997, Mr. Wachtel was vice president of sales and marketing of RAD data. Prior to October 1985, Mr. Wachtel held various research and development positions in several companies in Israel and in the United States. Mr. Wachtel has a B.Sc. degree in electrical engineering from the Technion, Israel Institute of Technology.

Set forth below are the name, age, principal position and a biographical description of each of our other senior officers:

Name	Age	Position
Killko Caballero	47	Senior Vice President of Enterprise Strategy
Irit Machtey	50	Senior Vice President Organization & Human Resources
Arnie Taragin	49	Corporate Vice President and General Counsel
Robert Rickwood	55	General Manager, Europe, Middle East and Africa
Eitan Levine	42	General Manager, Asia-Pacific
Ron Bleakney	61	General Manager, the Americas

Killko Caballero has served as our senior vice president of enterprise strategy since November 2003.  Based in our Sunnyvale, California office, Mr. Caballero leads our company’s future product development and strategy for addressing the rapidly emerging desktop multimedia (video, voice, and data) conferencing and communication market.  Prior to joining our company and from 1995, Mr. Caballero was the president and chief executive office, of both First Virtual Communication and CUseeMe, pioneers in the desktop voice, video and data conferencing over IP market.

Irit Machtey has served as our senior vice president of organization and human resources since July 31, 2002. Prior thereto and from April 2000, Ms. Machtey was a management and organizational consultant at My Time, a leading consultancy for high tech and communication companies in Israel. Prior to joining My Time and from 1986, Ms. Machtey held a series of senior level positions at Cellcom Ltd., Sapiens International, and National Semiconductor. Ms. Machtey holds a bachelor’s degree in behavioral science from the Ben-Gurion University and an M.B.A. in organizational behavior from the School of Business Administration of Tel Aviv University.

Arnie Taragin has served as our vice president and general counsel since early 2003. Prior to joining us and from April 1999, Mr. Taragin served as general counsel of Scitex Corporation, and when Scitex Corporation merged with Creo Inc., he became vice president and general counsel of CreoScitex Corporation Ltd. Prior thereto and from 1999, Mr. Taragin was employed by Israeli Aircraft Industries as an attorney. Prior to moving to Israel in 1992, Mr. Taragin practiced law in the United States, first as an associate and then in 1985 as a partner in a law firm, specializing in business law, international commerce and regulatory matters. Mr. Taragin graduated with honors from the Johns Hopkins University (1997) and the University of Maryland Law School (1980) where he received national awards for achievement.

Robert Rickwood has served as our general manager for our Europe, Middle East and Africa operations since May 2003. Prior to joining our company and from 1999, Mr. Rickwood served in various positions at Polycom Inc., a manufacturer of videoconferencing equipment, including account director and vice president of sales for the Europe, Middle East and Africa region, with sales management responsibility for the company’s complete line of videoconferencing products in the region. Mr. Rickwood brings over 20 years of international sales and management experience in the voice, video, and data communications industry. Prior to joining Polycom Inc. and from 1986, Mr. Rickwood was a founder and served as a director of sales at Tricom Group Plc, a voice and data networking company, where he established and expanded a direct and indirect sales team. Prior thereto and from 1978, Mr. Rickwood held a number of sales management positions at CASE Plc, including international sales manager.

Eitan Livne has served as our general manger for our Asia-Pacific operations since April 2004. In such position, Mr. Livne manages all sales, field marketing, customer support, human resources, and accounting for this region. Mr. Livne has a wealth of experience in high technology sales throughout Asia. Prior to joining our company and from 2002, Mr. Livne served as the president of TGM International, a specialized multinational firm focusing on providing sales support in Asia to global high technology companies. Prior thereto and from 1994, Mr. Livne served in various positions at ECI Telecom, an Israeli based provider of SDH (Synchronous Digital Hierarchy) Optical networking equipment, during which time he managed the company’s operations in Asia and served as its president for the Asia-Pacific region.

Ron Bleakney has served as our general manager for our operations in the Americas since December 2005. Mr. Bleakney has a proven track record in the high tech and telecommunications industries. Prior to joining our company and from 2002, he served as Senior Vice President of Worldwide Sales at Brooktrout Technology, in which capacity he managed OEM, service provider and channel enterprise activities.  Prior thereto and from 1999, Mr. Bleakney served as President of Surf Communications Solutions, Inc., where he spearheaded the company’s expansion into the North American market. Prior thereto, Mr. Bleakney spent nine years at NMS Communications, Inc., where he held senior level sales and marketing positions.

B. COMPENSATION

The following table sets forth information concerning the total compensation paid with respect to all of our directors and our executive officers as a group in fiscal year ended December 31, 2005.

Name and Principal Position	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
All officers and directors as a group	$731,000	$88,000

The aggregate value of all other perquisites and other personal benefits furnished to each of these executive officers was less than 10% of each officer’s salary for such year.

As of December 31, 2005, our directors and executive officers as a group, then consisting of eight persons, held options to purchase an aggregate of 194,680 ordinary shares, having exercise prices ranging from $4.70 to $14.00. Generally, the options vest over a four-year period. The options will expire between January 2006 to September 2015 (which is ten years from the date of grant of the respective options) or earlier upon termination of employment as an executive officer or service as a director of our company. All of such options were granted under our 2000 Stock Option Plan. See this Item 6E. “Directors, Senior Management and Employees --- Share Ownership - Stock Option Plans.”

C. BOARD PRACTICES

Election of Directors

Our Articles of Association provide for a board of directors consisting of no less than five and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of six directors.

In accordance with our articles of association, our board of directors is divided into three classes (other than outside directors), each consisting of a number of directors equal as nearly as practicable to one-third of the total number of non-external directors. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting.

All the members of our board of directors, except the outside directors (as detailed below) may be reelected upon completion of their term of office. In the intervals between annual general meetings of the company, our Board of Directors may elect new directors, whether to fill vacancies or in addition to those of their body, provided that the total number of directors will not at any time exceed any maximum number, if any, fixed by or in accordance with our articles of association.

Our directors are nominated by a majority of our independent directors, as such term is defined under NASDAQ Marketplace Rules.

Outside and Independent Directors

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

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

According to a March 2005 amendment to the Israeli Companies Law, effective as of January 2006 at least one of the outside directors must be an accounting and financial expert and the other outside directors must be professional experts, as such terms are defined by regulations promulgated under the Israeli Companies Law. This requirement does not apply to outside directors appointed prior to the March 2005 amendment, however a company can not renew the appointment of any such outside director for an additional  term unless the outside director is (i) an accounting and financial expert or (ii) a professional expert and at the time the appointment is to be renewed, an outside director who is an accounting and financial expert serves on the board of directors and such other number of directors who are accounting and financial experts serve on the board of directors as determined by the board of directors of the company.

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

Any committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

In addition, in general, under NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, as of July 31, 2005, a majority of our Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission, or the SEC. However, under a recent amendment to the NASDAQ Marketplace Rules, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, without the need to seek individual exemptions from NASDAQ. Pursuant to this amendment, a foreign private issuer that elects to follow a home country practice instead of such requirements, must submit in advance to NASDAQ a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. On March, 30, 2005, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, within the meaning of the NASDAQ Marketplace Rules. Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors. However, despite such notification of non-compliance, as of June 2005, we have a majority of independent directors on our Board of Directors. In addition, in accordance with SEC rules, we have the mandated three independent directors, as defined by the SEC and NASDAQ rules, on our audit committee.

Independent directors of our company meet at least twice a year in executive session. Among other things, at such sessions the independent directors recommend the compensation of all our senior officers and nominate directors to be approved by our shareholders at our annual general meeting. Our executive officers do not participate in any discussions or decisions that involve any aspect of their compensation.

Our Board of Directors has determined that Prof. Liora Katzenstein and Mr. Joseph Atsmon both qualify as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements. Our Board of Directors has further determined that Mr. Barnea qualifies as an independent director under the Securities and Exchange Commission and NASDAQ requirements.

Committees of the Board of Directors

Audit Committee. Our audit committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.

The responsibilities of the audit committee also include approving related-party transactions as required by Israeli law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Our Audit Committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations. Our Audit Committee also has the right to hire independent counsel and accountants to assist it in any investigation that it may instigate.

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Joseph Atsmon, Liora Katzenstein and Dan Barnea. Joseph Atsmon has been elected as the Chairperson of the Audit Committee. The audit committee meets at least once each quarter. Our Audit Committee charter is available on our website at www.radvision.com.

Option Committee.  Our board of directors has established an option committee, which administers our option plans (see Item 6E. Directors, Senior Management and Employees --- Share Ownership - Stock Option Plans”). Messrs. Zohar Zisapel and Efraim Wachtel are the current members of our option committee. The grant of options to our office holders requires the approval of our audit committee and board of directors, and, if the office holder is a director, also by our shareholders.

Compensation Committee.  Our board of directors has established a compensation committee, which is responsible for the hiring and compensation of all employees that report to the chief executive officer of our company, subject to any other approvals that may be required under applicable law. Messrs. Zohar Zisapel and Efraim Wachtel are the current members of our compensation committee.

Internal Audit

The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our Internal Auditor is currently Mr. Gideon Duvshani, Certified Public Accountant, at Schwartz, Lerner, Duvshani & Co.

Directors’ Service Contracts

We do not have any service contracts with our directors. Our directors are not entitled to any benefits upon termination of their service as our directors.

Approval of Related Party Transactions Under Israeli Law

The Israeli Companies Law codifies the fiduciary duties that "office holders", including directors and executive officers, owe to a company. An "office holder" is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty requires an officer holder to act in good faith and in the company's interest, and includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person identified as a director or executive officer in the first table under Item 6.A. Directors, Senior Management and Employees — Directors and Senior Management” above is an office holder. Under the Israeli Companies Law and our Articles of Association, all arrangements as to compensation of office holders who are not directors require approval of our Audit Committee and Board of Directors if the transaction is an "extraordinary transaction," or relates to exculpation, insurance or indemnification of an office holder, and if such transaction is not an "extraordinary transaction," the approval of our General Manager according to guidelines of the Board of Directors. The compensation of office holders who are directors must be approved by our Audit Committee, Board of Directors and shareholders.

The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company's articles of association, as not being adverse to the company's interest. In some cases, including in the case of an extraordinary transaction, such a transaction, action and arrangement must be approved by the audit committee and by the board of directors itself , and further shareholder approval is required to approve the terms of compensation of an office holder who is a director. An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be, in which case such transaction will also require the approval of shareholders.

The Israeli Companies Law also provides that an extraordinary transaction with a controlling shareholder or in which a controlling shareholder of the company has a personal interest (including private offerings in which a controlling shareholder has a personal interest) and a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such transactions must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company. Israeli law defines a controlling shareholder as a person who holds 25% or more of the voting rights at the company’s general meeting, provided there is no other person that holds more than 50% of the voting rights in the company; for purposes of holding, two or more persons who hold voting rights in the company and each of whom has a personal interest in the approval of the same transaction up for approval by the company shall be deemed one holder.

However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

In addition, directors’ compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company then, the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders providing certain criteria is met.

The above relief will not apply if one or more shareholder, holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders’ approval as detailed above.

In addition, since our ordinary shares are listed on the Tel Aviv Stock Exchange, we are subject to additional provisions of the Israeli Companies Law. Under these provisions, a private placement of securities that will increase the relative holdings of a shareholder that holds 5% or more of the company's outstanding share capital or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital, requires approval by the board of directors and the shareholders of the company.

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

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation of Office Holders

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

Insurance of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure office holders in respect of liabilities incurred by the office holder with a respect to an act performed in his or her capacity as an office holder, as a result of:

•	a breach of the office holder’s duty of care to us or to another person;

•
a breach of the office holder’s duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our company’s interests; or

•	a financial liability imposed upon the office holder in favor of another person in respect of an act performed by him in his capacity as an office holder.

Indemnification of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•	a financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court;

•
reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys' fees, incurred by such office holder or which were imposed on him by a court, in proceedings we instituted against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

•
Prospectively undertake to indemnify an office holder, provided that the undertaking is limited to types of events, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company's activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances.

•	Retroactively indemnify an office holder of our company.

Limitations on Exculpation, Insurance and Indemnification

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

Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

Our Articles of Association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. On January 18, 2000, our shareholders agreed to indemnify our office holders to the fullest extent permitted under the Israeli Companies Law. We have obtained directors and officers liability insurance for the benefit of our office holders.

NASDAQ Marketplace Rules and Home Country Practices

Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350, without the need to seek individual exemptions from NASDAQ. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350 must submit in advance to NASDAQ a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

On March, 30, 2005, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. However, despite such notification of non-compliance, as of June 2005, we have a majority of independent directors on our Board of Directors. In addition, in accordance with the rules of the Securities and Exchange Commission, we have the mandated three independent directors, as defined by the Securities and Exchange Commission and NASDAQ rules, on our audit committee. See above in this Item 6C. "Directors, Senior Management and Employees - Board Practices - Independent and Outside Directors."

D. EMPLOYEES

As of December 31, 2005, we had 395 employees worldwide, of whom 197 were employed in research and development, 131 in sales and marketing, 32 in management and administration and 35 in operations. Of such employees, 207 were based in Israel, 94 in the Americas, 74 in Hong Kong and China, 16 in the United Kingdom and four in France.

As of December 31, 2004, we had 335 employees worldwide, of whom 175 were employed in research and development, 107 in sales and marketing, 29 in management and administration and 24 in operations. Of such employees, 208 were based in Israel, 54 in the Americas, 60 in Hong Kong and China and 13 in the United Kingdom.

As of December 31, 2003, we had 258 employees worldwide, of whom 114 were employed in research and development, 94 in sales and marketing, 30 in management and administration and 20 in operations. Of such employees, 180 were based in Israel, 53 in the Americas, 18 in Hong Kong and China and seven in the United Kingdom.

Our relationships with our employees in Israel are governed by Israeli labor legislation and regulations, extension orders of the Israeli Ministry of Labor and personal employment agreements. Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws concern various matters, including severance pay rights at termination, notice period for termination, retirement or death, length of workday and workweek, minimum wage, overtime payments and insurance for work-related accidents. We currently fund our ongoing legal severance pay obligations by paying monthly premiums for our employees' insurance policies and or pension funds.

In addition, Israeli law requires Israeli employees and employers to pay specified sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute that include health insurance fees are approximately 16.25% of wages, of which the employee contributes approximately 64.0% and the employer contributes approximately 36.0%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute 13.3% to 15.8%, depending on the employee, of base wages to such plans and the employee contributes about 5.0%. RADVISION and its employees are not parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Manufacturers' Association of Israel, are applicable to our employees by “extension orders” of the Israeli Ministry of Labor. These provisions principally concern periodic cost of living adjustments, procedures for dismissing employees, travel allowances, recuperation pay and other conditions of employment.

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

E. SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table and the footnotes thereto contain information as of March 27, 2006 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers

Name	Number of ordinary shares (1)	Percentage of outstanding ordinary shares (2)
Zohar Zisapel	2,260,079(3)	10.16%
Boaz Raviv	*	*
Eli Doron	*	*
Tsipi Kagan	*	*
Joseph Atsmon	*	*
Dan Barnea	*	*
Liora Katzenstein	*	*
Andreas Mattes	*	*
Efraim Wachtel	*	*
* Less than 1%.

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

(2)	The percentages shown are based on 22,165,272 ordinary shares issued and outstanding as of March 27, 2006.

(3)
Includes (i) 1,180,554 ordinary shares owned of record by Mr. Zohar Zisapel; (ii) 75,000 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, of which options to purchase 30,000 ordinary shares have an exercise price of $6.1563 per share and expire in June 2011 and options to purchase 45,000 ordinary shares have an exercise price of $5.085 per share and expire in June 2012; (iii) 306,456 ordinary shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 387,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RAD Data Communications Ltd. Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

Stock Option Plans

In April 1996, we adopted our key employee share incentive plan, or the 1996 Plan. Employees of our company, its subsidiaries and affiliates belonging to the RAD-BYNET group are eligible to participate in the 1996 Plan.

In March 1999, we adopted our consultants option plan, or the 1999 Plan. Employees and directors and consultants employed by us are eligible to participate in the 1999 Plan.

Under the 1996 Plan and 1999 Plan, we are authorized to issue up to an aggregate 3,163,523 ordinary shares.

In 2000, we adopted our 2000 Employee Stock Option Plan, or the 2000 Plan, which authorizes the grant of options to employees and consultants of our company and its subsidiaries. The 2000 Plan initially authorized the issuance thereunder of up to 636,477 ordinary shares and, in addition, subject to sufficiency of our authorized share capital, to approve the reservation of up to 4% of our share capital, on a fully diluted basis, in each subsequent year following the year 2000. We are currently authorized to issue up to 6,409,455 ordinary share under the 2000 Plan. Presently, we only grant new options under the 2000 Plan.

The 1996 Plan, 1999 Plan and 2000 Plan are collectively referred to as the Option Plans.

Type of Options. Awards under the Option Plans may be granted pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Israeli Tax Ordinance, and Section 3.(9) of the Israeli Tax Ordinance, and awards under the 2000 Plan may also be granted in the form of incentive stock options, as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, and non-qualified stock options.

Plan Administration. The option committee appointed by the Board of Directors administers the Option Plans, subject to the Board of Director’s ratification. Subject to the provisions of the applicable Option Plan and applicable law, the option committee has the authority to recommend to the Board of Directors:

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

Subject to the provisions of the applicable Option Plan and law, the Board of Directors has the authority to:

•	nominate a trustee for options issued under Section 102 of the Israeli Tax Ordinance;

•
adjust any or all of the number and type of shares that thereafter may be made the subject of options, the number and type of shares subject to outstanding options, and the grant or exercise price with respect to any option, or, if deemed appropriate, make provision for a cash payment to the holder of any outstanding option in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Option Plans in the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities;

•	interpret the provisions of the Option Plans; and

•	prescribe, amend, and rescind rules and regulations relating to the Option Plans or any award there under as it may deem necessary or advisable.

Option Price. The option price per share may not be less than 100% of the fair market value of such share on the date of the award; provided, however, that in the case of an award of an incentive stock option under the 2000 Plan made to a 10% owner (as such term is defined in the 2000 Plan), the option price per share may not be less than 110% of the fair market value (as such term is defined in the 2000 Plan) of such share on the date of the award.

Option Period. Under the 1996 Plan and 1999 Plan, unless otherwise provided in the option grant instrument, an option may not be exercisable after the expiration of sixty-two months from the date of its award. Under the 2000 Plan, an option may not be exercisable after the expiration of ten years from the date of its award, and in the case of an award of incentive stock options made to a 10% owner, such options may not be exercisable after the expiration of five years from its date of award. No option may be exercised after the expiration of its term.

Non-Transferability of Options. Options granted under the Option Plans are not assignable or transferable by the optionee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by the optionee or his or her guardian or legal representative. However, under the 2000 Plan, during the optionee’s lifetime, the optionee may, with the consent of the option committee, transfer without consideration all or any portion of his options to members of the optionee’s immediate family (as defined in the 2000 Plan), a trust established for the exclusive benefit of members of the optionee’s immediate family, or a limited liability company in which all members are members of the optionee’s immediate family.

Amendment and Termination. Except as set forth in the Option Plans, neither the Board of Directors nor the option committee may, without the consent of the optionee, alter or in any way impair the rights of such optionee under any award previously granted. Neither the termination of the Option Plans nor the change of control of our company, except to the extent provided in the applicable Option Plan, will affect any option previously granted.

A summary of the status of the Option Plans as of December 31, 2003, 2004 and 2005, and changes during the years ended on those dates, is presented below:

	Year ended December 31,
	2003			2004			2005
	Amount		Weighted average exercise price	Amount		Weighted average exercise price	Amount		Weighted average exercise price

Options outstanding at the beginning of the year	4,410,936	(1)	$6.99	4,754,856	(2)	$7.98	4,295,742	(3)	$9.41
Granted	1,749,700		$8.19	1,521,750		$11.61	1,557,100		$13.01
Exercised	(1,072,919)		$4.25	(1,224,169)		$5.31	(1,234,979)		$7.42
Forfeited	(332,861)		$7.96	(756,695)		$11.47	(1,095,040)		$11.91

Options outstanding at the end of the year	4,754,856	(2)	$7.98	4,295,742	(3)	$9.41	3,522,823	(4)	$10.91

Options exercisable at the end of the year	1,610,343		$8.99	1,456,032		$9.92	959,532		$9.11

Options that may be granted as of the end of the year	50,098			60,333			374,435
________________________________

(1)
Including options to purchase 832,500 ordinary shares granted to directors of our company and our former chief executive office outside of the Option Plans, pursuant to the approval of our shareholders.

(2)
Including options to purchase 862,500 ordinary shares granted to directors of our company and our former chief executive office outside of the Option Plans, pursuant to the approval of our shareholders.

(3)
Including options to purchase 728,750 ordinary shares granted to directors of our company and our former chief executive office outside of the Option Plans, pursuant to the approval of our shareholders.

(4)
Including options to purchase 261,875 ordinary shares granted to directors of our company and our former chief executive office outside of the Option Plans, pursuant to the approval of our shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth certain information, as of the date of March 27, 2006, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares.

Name	Number of ordinary shares beneficially owned (1)	Percentage of outstanding ordinary shares (2)
Zohar Zisapel	2,260,079 (3)	10.16%
Yehuda Zisapel	1,233,605 (4)	5.57%
Saranac Capital Management LP	1,444,299 (5)	6.52%
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

(2)	The percentages shown are based on 22,165,272 ordinary shares issued and outstanding as of March 27, 2006.

(3)
Includes (i) 1,180,554 ordinary shares owned of record by Mr. Zohar Zisapel; (ii) 75,000 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, of which options to purchase 30,000 ordinary shares have an exercise price of $6.1563 per share and expire in June 2011 and options to purchase 45,000 ordinary shares have an exercise price of $5.085 per share and expire in June 2012; (iii) 306,456 ordinary shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 387,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RAD Data Communications Ltd. Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(4)
Includes (i) 846,392 ordinary shares owned of record by Mr. Yehuda Zisapel; and (ii) 387,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Yehuda Zisapel is a principal shareholder and a director of RAD Data Communications Ltd. Mr. Yehuda Zisapel and his brother, Mr. Zohar Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2006. The Schedule 13G/A reflects that Saranac Capital Management GP LLC is the general partner of Saranac Capital Management LP and, in such capacity, may be deemed to have investment discretion over and be the beneficial owner of securities held for the account of Saranac Capital Management LP. Mr. Ross Margolies, in his capacity as the managing member of Saranac Capital Management GP LLC, may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the account of Saranac Capital Management LP, in addition to 20,012 ordinary shares held for the benefit of members of his family.

Significant Changes in the Ownership of Major Shareholders

As of December 31, 2002, Siemens Venture Capital Gmbh held 1,389,378, or 7.56%, of our ordinary shares. The Siemens ownership interest fell below 5.0% in 2003.

As of December 31, 2002 and 2003, various Samsung entities held 1,000,000, or 5.44% and 5.11%, respectively, of our ordinary shares. The Samsung entities’ interest in our company fell below 5.0% in 2004.

On February 14, 2004, Salomon Bros. Asset Management and various Citigroup Inc. entities, or Citigroup, filed a Schedule 13G with the Securities and Exchange Commission, or the SEC, reflecting ownership of 1,560,900, or 7.7%, of our ordinary shares. In an amendment to the Schedule 13G report filed with the SEC on March 10, 2004, Citigroup reported ownership of 2,076,800, or 10.3%, of our ordinary shares. In a second amendment to the Schedule 13G filed with the SEC on October 11, 2004, Citigroup reported ownership of 3,125,100, or 15.5%, of our ordinary shares. In a final amendment to the Schedule 13G filed with the SEC on February 14, 2005, Citigroup reported that it no longer held an ownership interest in our company.

On February 14, 2005, Saranac Capital Management LP, or Saranac LP, filed a Schedule 13G filed with the SEC reflecting ownership of 3,214,000, or 16.07%, of our ordinary shares. On November10, 2005, Saranac LP filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting ownership of 2,324,100, or 11.0%, of our ordinary shares. On February 14, 2006, Saranac LP filed with the SEC Amendment No. 2 to the Schedule 13G, on Schedule 13G/A, reflecting ownership of 1,444,299, or 6.83%, of our ordinary shares. The Schedule 13G and amendments thereto reflect that Saranac Capital Management GP LLC is the general partner of Saranac LP and, in such capacity, may be deemed to have investment discretion over and be the beneficial owner of securities held for the account of Saranac LP. In his capacity as the managing member of Saranac Capital Management GP LLC, Mr. Ross Margolies may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the account of Saranac LP, in addition to 20,012 ordinary shares held for the benefit of members of his immediate family.

As of December 31, 2004, The Baupost Group L.L.C, or Baupost, held 3,555,875, or 17.78%, of our ordinary share, in accordance with a Schedule 13G/A that it filed with the SEC on February 11, 2005. The Schedule 13G/A reflects that Baupost is a registered investment adviser, that SAK Corporation is the Manager of Baupost, and that Seth A. Klarman, as the sole director of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership of the securities beneficially owned by Baupost. The Schedule 13G/A further reflects that securities reported as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships. On December 9, 2005, Baupost filed a Schedule 13G/A with the SEC reflecting ownership of 1,580,000, or 7.30%, of our ordinary shares. In a final amendment to the Schedule 13G filed with the SEC on February 9, 2006, Baupost reported that it no longer held an ownership interest in our company.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 27, 2006, there were 33 holders of record of our ordinary shares, of which 14 record holders holding approximately 13.7% of our ordinary shares had registered addresses in Israel and 17 record holders holding approximately 83.7% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees

B. RELATED PARTY TRANSACTIONS

The RAD-BYNET Group

Zohar Zisapel, the Chairman of our Board of Directors, and Yehuda Zisapel, a former director and Chairman of our Board of Directors, are principal shareholders of our company. Individually or together, they are also directors and principal shareholders of several other companies which, together with us and the other subsidiaries and affiliates, are known as the RAD-BYNET group. These corporations include but not limited to:

AB-NET Ltd. Axerra Networks Inc. BYNET Data Communication Ltd. BYNET Electronics Ltd. BYNET Properties Ltd. BYNET SEMECH Outsourcing Ltd. BYNET Systems Applications Ltd. BYNET Personal Computers Ltd.	Ceragon Networks Ltd. RAD-BYNET Properties and Services (1981) Ltd. Modules INC. RAD Data Communication Ltd. RAD-OP Inc. E-BEAT Software and Internet Services Ltd.	RADWARE Ltd. RADCOM Ltd. RADWIN Ltd. RIT Technologies Ltd. Sanrad Inc. SILICOM Ltd. WISAIR Inc. QOS Ltd.

In addition to engaging in other businesses, members of the RAD-BYNET group are actively engaged in designing, manufacturing, marketing and supporting data communication products, none of which currently compete with our products. Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

Efraim Wachtel, a director of our company, serves as the president and chief executive officer of RAD Data Communication Ltd.

We generally ascertain the market prices for goods and services that can be obtained at arms’ length from unaffiliated third parties before entering into any transaction with a member of the RAD-BYNET group for those goods and services. In addition, all of our transactions to date with members of the RAD-BYNET group were approved by our Audit Committee and Board of Directors. As a result, we believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the RAD-BYNET group are beneficial to us and no less favorable to us than terms which might be available to us from unaffiliated third parties. Any future transactions and arrangements with entities, including other members of the RAD-BYNET group, in which our office holders have a personal interest will require approval by our audit committee, our board of directors and, if applicable, our shareholders.

Transactions with related parties:

	Year ended December 31,
	2003	2004	2005
Revenues (1)	$-	$214	$103
Cost of revenues (3)	$66	$39	$16
Research and development expenses (2)	$379	$143	$81
Marketing, selling, general and administrative expenses (2)	$207	$455	$441
Purchase of property and equipment (4)	$530	$624	$665
___________________________________
(1) Reflects revenues from our products and maintenance sold to affiliated companies.

(2) Reflects the reimbursement of costs to affiliated companies that they incurred in connection with administrative services they provide to our company.

(3) Reflects the purchase of components from affiliated companies.

(4) Reflects the cost of property and equipment that we purchased from affiliated companies.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Legal Proceedings

In 1998, a third party sent correspondence to our affiliate, RAD Data Communication Ltd., or RAD Data, alleging that some products manufactured by RAD Data, and some of its affiliates, including us, infringe upon specified patents of the third party and offering to license these patents to RAD Data and its affiliates. In subsequent correspondence, RAD Data requested that the third party specifically substantiate each allegation of infringement before RAD Data or any of its affiliates considers entering into any licensing arrangements. RAD Data subsequently received further correspondence from the third party in which the third party reiterated its claims. RAD Data has advised us that it does not believe the third party has substantiated its claims and has communicated this belief to the third party. RAD Data has further advised us that the alleged infringement claims are unresolved. The elements of our products that the third party has alleged infringe upon its patents are contained within components which we obtain from a third party manufacturer. We believe that the third party manufacturer has a license to use these patents and that we may be entitled to the benefits of this license. In addition, based on the third party fee and royalty schedule for licensing the relevant patents, we believe that any licensing fee and royalty payments that we may be required to pay for the right to use the third party's patents would not have a material impact on our earnings. As a result, we do not believe that the third party's allegations will have a material adverse effect upon us, our business, financial condition or liquidity. We have recorded a sufficient provision for such allegation.

In 2003, another third party sent correspondence to our company alleging that some products manufactured by us infringe upon patents held by the third party and offered to license these patents to our company. Subsequent correspondence was exchanged during 2004, in which additional requests were made by the third party. We have recorded a sufficient provision for such allegation.

In early 2005, we terminated an exclusive distributor agreement with Control Tech, in company incorporated in China, due to their alleged material breach of contract. Control Tech has prepared a law suit against our company and its principal officers and sent copies of the law suit to each of our directors. To the best of our knowledge, no such law suit has yet been filed. Should such a law suit be filed, we intend to vigorously defend it and raise substantial counterclaims against Control Tech.

In late 2005, another third party sent correspondence to our company alleging that some products manufactured by us infringe upon ten patents held by the third party and offered to license these patents to our company. We have been studying the material furnished and have hired outside expert counsel to help us analyze the nature and extent of the matter. The parties have exchanged correspondence, but due to the preliminary stage of the discussions, we are unable to assert whether there is a potential loss from this allegation at this time.

Other than the above, we are not involved in any legal proceedings that are material to our business or financial condition.

Dividend Distributions Policy

We have never declared or paid any cash dividends to our shareholders. We currently intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions. In addition, our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of our shareholders, which may decrease but not increase the amount proposed by the Board of Directors.

According to the Israeli Companies Law, a company may distribute dividends out of its profits provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses. In the event cash dividends are declared, such dividends will be paid in NIS.

B. SIGNIFICANT CHANGES

Since the date of the annual consolidated financial statements included in this annual report, no significant changes have occurred.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares as reported by the NASDAQ National Market and the Tel Aviv Stock Exchange:

	NASDAQ National Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2001	$16.25	$5.02	-	-
2002	$7.90	$4.05	$5.95	$4.70
2003	$13.26	$5.05	$12.97	$5.30
2004	$16.00	$9.05	$15.72	$9.17
2005	$18.05	$9.96	$18.40	$10.04

Quarterly Stock Information

The following table sets forth, for the each of the full financial quarters in the years indicated, the high and low market prices of our ordinary shares as reported by the NASDAQ National Market and the Tel Aviv Stock Exchange:

	NASDAQ National Market		Tel Aviv Stock Exchange
	High	Low	High	Low
2004
First Quarter	$16.00	$11.20	$15.72	$10.61
Second Quarter	$14.00	$10.13	$13.78	$10.20
Third Quarter	$12.76	$9.09	$12.28	$9.32
Fourth Quarter	$13.91	$9.05	$13.23	$9.17
2005
First Quarter	$15.17	$12.15	$15.31	$11.83
Second Quarter	$14.87	$9.96	$13.87	$10.01
Third Quarter	$13.71	$11.06	$13.65	$11.09
Fourth Quarter	$18.05	$12.50	$18.40	$12.85

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares as reported by the NASDAQ National Market and the Tel Aviv Stock Exchange:
	NASDAQ National Market		Tel Aviv Stock Exchange
	High	Low	High	Low
2005
September	$13.71	$11.37	$13.62	$11.47
October	$14.21	$12.50	$13.99	$12.81
November	$17.15	$14.15	$16.83	$13.13
December	$18.05	$16.23	$18.19	$16.24

2006
January	$19.27	$16.60	$19.38	$15.99
February	$21.40	$17.91	$20.30	$17.90

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares have been listed on the NASDAQ National Market since our initial public offering on March 14, 2000 (symbol: RVSN). Since October 20, 2002, our ordinary shares have also traded on the Tel Aviv Stock Exchange.

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

Ordinary shares. The rights attached to the ordinary shares are as follows:

Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors. See “Item 8A. Financial Information - Consolidated Statements and Other Financial Information - Dividend Distributions Policy.” If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend. Also see "Item 10E. Additional Information - Taxation."

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

Pursuant to our articles of association, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. See “Item 6C. Directors, Senior Management and Employees - Directors and Senior Management - Board Practices - Election of Directors.”

Rights to share in our company’s profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See this Item 10B. “Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Dividend Rights.”

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

You are urged to consult your own tax advisor as to the Israeli, United States and other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any non-Israeli, state or local taxes.

ISRAELI TAX CONSIDERATIONS

The following is a summary of the principal Israeli tax laws applicable to us, of the Israeli Government programs from which we benefit and of Israeli foreign exchange regulations. This section also contains a discussion of material Israeli tax consequences to our shareholders who are not residents or citizens of Israel. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances, or to some types of investors subject to special treatment under Israeli law. Examples of investors subject to special treatment under Israeli law include residents of Israel, traders in securities, or persons who own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax consequences.

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at the rate of 34% of their taxable income in 2005. Pursuant to the Israeli tax reform that came into effect as of January 1, 2003, the corporate tax rate is to undergo staged reductions and will decline to 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

As discussed below, however, the rate is effectively reduced for income derived from an Approved Enterprise.

As of December 31, 2005, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $4.8 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against future taxable income. We expect that, during the period in which these tax losses are utilized, our income will be substantially tax-exempt. Therefore, there will be no tax benefit available from these losses and no deferred income taxes have been included in our financial statements. A deferred tax asset relating to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes in the amount of $200,000 was recorded as of December 31, 2005.

As of December 31, 2005, the net operating loss carry-forwards of our U.S. subsidiary for U.S. tax purposes amounted to approximately $15.3 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2020 through 2025.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

Our facilities in Israel have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor, or the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

A company that owns an Approved Enterprise is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits, referred to as the Alternative Track. Under the Alternative Track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved Enterprise within Israel). The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise.

After expiration of the initial tax exemption period, the company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company (as shown in the table below). The benefits period is limited to 12 years from completion of the investment under the approved plan or 14 years from the date of the approval, whichever is earlier. A company in which more than 25% of the shareholders are non-residents of Israel, defined under the Investment Law as a Foreign Investors Company, may be eligible for benefits for an extended period of up to ten years.

The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. To the extent we have more than one approval or only a portion of our capital investments are approved, our effective tax rate will be the result of a weighted combination of the applicable rates.

Percent of Foreign Ownership	Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period
0-25%	25%	5 years	2 years
25-49%	25%	8 years	2 years
49-74%	20%	8 years	2 years
74-90%	15%	8 years	2 years
90-100%	10%	8 years	2 years

If a company distributes dividends from tax-exempt Approved Enterprise income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that applies to it after the initial exemption period. Distribution of dividends derived from Approved Enterprise income that was taxed at reduced rates, but not tax exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from Approved Enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company).

Currently, we have three Approved Enterprise programs under the Alternative Track of the Investment Law. We have derived, and expect to continue to derive, a substantial portion of our operating income from our Approved Enterprise facilities. We are therefore eligible for a tax exemption for a limited period on undistributed Approved Enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares. The tax benefits attributable to our current Approved Enterprises are scheduled to expire in phases by 2017. We intend to continue to apply for Approved Enterprise programs, but we cannot assure you that we will do so or that we will be successful. We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and the criteria set forth in the applicable certificate of approval. If we do not fulfill these conditions in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our Approved Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

On April 1, 2005, an amendment to the Investment Law came into effect, in which it revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a “Privileged Enterprise” (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply only to new investment programs.

As a result of the amendment to the Investment Law, tax-exempt income will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. We are currently evaluating the impact the amendment will have on us. Based on our preliminary analysis, the April 2005 amendment to the Investment Law, may materially adversely affect our financial statements for the 2006 fiscal year.

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

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. This law is highly complex. Until December 31, 2005, we measured our Israeli taxable income in accordance with the provisions of this law. Since January 1, 2006, however, we have elected to measure our taxable income based on the changes in the exchange rate of the U.S. dollar rather than on the basis of inflation, and the provisions of this law have not been applicable to us.

Taxation of non-Israeli shareholders on receipt of dividends

Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed on or after January 1, 2006 to an individual who is deemed “a non-substantial shareholder” will be subject to tax at the rate of 20%.

Under the United States-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a United States resident is 25%. Dividends received by a United States company that holds at least 10% of our voting rights will be subject to withholding tax at the rate of 12.5%, provided certain other conditions in the tax treaty are met (or at the tax rate of 15% in respect of dividends paid from income attributable to our Approved Enterprises).

Capital gains taxes applicable to non-Israeli shareholders

Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation, provided that the capital gain is not derived from a permanent establishment in Israel. In addition, the United States-Israel tax treaty exempts United States residents who hold less than 10% of our voting rights, and who held less than 10% of our voting rights during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

Stamp Tax

Under Israel’s Stamp Tax on Documents Law, certain documents are subject to stamp tax. In 2004, the tax authorities began an enforcement campaign involving extensive audits of companies’ compliance with the stamp tax obligation with respect to all agreements which had been signed since June 2003. We believe that the applicable provision in our financial statements as of December 31, 2005 is adequate to cover probable liabilities for stamp tax.

Effective January 1, 2006, the Stamp Tax on Documents Law has been cancelled.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	regulated investment companies or real estate investment trusts;

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	investors that actually or constructively own 10% or more of our voting shares, and

•	investors holding ordinary shares as part of a straddle or appreciated financial position or a hedging or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

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

Taxation of Dividends

The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See "-Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or, in the case of certain U.S. Holders, financial services income for United States foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.” Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the Untied States and Israel, or the Treaty, or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from a company that is currently, or was in the previous year, a passive foreign investment company, see discussion below, or in respect of certain hedged positions or in certain other situations. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will be generally allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) the average percentage of our assets for the taxable year which produce or are held for the production of passive income is at least 50%. For this purpose, passive income includes generally dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, dividends, to the extent they are considered an “excess distribution”, will not be taxed as described above, and gain from the sale or other disposition of ordinary shares that were owned by you during such taxable year will not be treated as capital gain. Rather, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund", or a QEF election, or to "mark-to-market" your ordinary shares:

•
you would be required to allocate income recognized upon receiving certain dividends (an “excess distribution”) or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•
the amount allocated to each year during which we are considered a PFIC and subsequent years, other than the year of the dividend payment or disposition, would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

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

Alternatively, if the ordinary shares are considered “marketable stock” and if you elect to “mark-to-market” your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark to market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be treated as a capital gain or loss.

Dividends received by a noncorporate U.S. Holder from a company that is a PFIC either in the year of the distribution or the previous year do not constitute “qualified dividend income” for purposes of the maximum 15% rate discussed above.

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

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, in 2001, we began to voluntarily file our annual and interim reports on Forms 10-K, 10-Q and 8-K. On March 14, 2005, we filed a Form 8-K advising that we would begin to file our annual reports with the Securities and Exchange Commission on Form 20-F for foreign private issuers, effective as of the year ended December 31, 2004 and that we would timely furnish our quarterly unaudited financial statements under a Report of Foreign Private Issuer on Form 6-K.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website at www.radvision.com You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-29871.

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

Interest Rate Risk

As of December 31, 2005, we had cash and cash equivalents and short-term investments of $125.0 million. We invest our cash surplus in time deposits, cash deposits, U.S. federal agency securities and corporate bonds with an average credit rating of AA. These investments are not purchased for trading or other speculative purposes. Due to the nature of these investments, we believe that we do not have a material exposure to market risk.

Our exposure to market risks for changes in interest rates is limited since we do not have any material indebtedness.

Foreign Currency Exchange Risk

We develop products in Israel and sell them in North America, the Asia-Pacific region and several European countries. As a result our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

Our foreign currency exposure with respect to our sales is mitigated, and we expect it will continue to be mitigated, through salaries, materials and support operations, in which part of these costs are denominated in NIS.

Since the beginning of 2005, the NIS has depreciated approximately 6.8% against the dollar. The depreciation has resulted in a low inflation rate in Israel, which was approximately 2.4% in 2005 compared to an annual inflation rate of 1.2% in 2004.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

We sold 4,370,000 of our ordinary shares in our initial public offering on March 14, 2000. The aggregate offering price of the shares sold was $87.4 million. The total expenses of the offering were approximately $8,950,000. None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates. The net public offering proceeds to us, after deducting the total expenses were approximately $78,500,000. Such proceeds have been invested in liquid investments and short-term bank deposits and have been used for working capital purposes. As of December 31, 2005, we had $125.0 million in cash, cash equivalents and short-term bank deposits.

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

ITEM 16. RESERVED.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Joseph Atsmon, an outside director and the Chairman of our Audit Committee, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K. For a brief listing of Mr. Atsmon’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants. All of such fees were pre-approved by our Audit Committee.

	Year ended December 31,
Services Rendered	2004	2005
Audit (1)	$91,500	$159,000
Tax (2)	25,000	$34,000
Other (3)	7,000	$10,500
Total	$123,500	$203,500

(1)
Audit fees relate to services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

(3)	Other fees include fees for consulting services rendered to us, mainly with respect to implementation of incentive laws in Israel.

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, have purchased any of our securities during 2005.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Consolidated Financial Statements

ITEM 19. EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant(1)

1.3	Amendment to Articles of Association of the Registrant

2.1	Form of Ordinary Share Certificate(1)

4.1	Agreement, dated as of April 14, 1995, by and among Registrant, RAD Data Communication Ltd. and Yehuda Zisapel and Zohar Zisapel(1)

4.2	Agreement, dated as of April 18, 1995, by and among Registrant, Clal Venture Capital Fund LP and Yehuda Zisapel and Zohar Zisapel(1)

4.3	Agreement, dated as of April 18, 1995, by and among Registrant, Lannet Data Communication Ltd. and Yehuda Zisapel and Zohar Zisapel(1)

4.4	Agreement, dated as of April 19, 1995, by and among Registrant, ECI Telecom Ltd. and Yehuda Zisapel and Zohar Zisapel(1)

4.5	Agreement, dated as of April 24, 1995, by and among Registrant, Zohar Gilon, Avraham Neuman, Yair Tauman and W.S.P. Capital Investment Ltd., and Yehuda Zisapel and Zohar Zisapel(1)

4.6	Agreement, dated as of April 26, 1995, by and among Registrant, Lerosh Investments Ltd., Gevahim Investments House Limited Ltd., Yoav Chelouche, Permal Emerging Growth V Ltd., Maritime—Julex Investment Ltd., Shraga Blazer and Eli Luz and Yehuda Zisapel and Zohar Zisapel(1)

4.7	Agreement, dated as of April 27, 1995, by and among Registrant, Finovelec, Factory Systemes, Houston Venture Partners, Ltd. and Yehuda Zisapel and Zohar Zisapel(1)

4.8	Agreement, dated September 12, 1996, by and among Registrant and Intel Corporation, as amended(1)

4.9	Agreement, dated May 12, 1998, by and among Registrant, Evergreen Canada Israel Management Ltd., IJT Technologies Ltd., Periscope I Fund Israeli Partnership, Dovrat Shrem Trust Company Ltd., Rubin Gruber, C.E. Unterberg, Towbin LLC, C.E. Unterberg, Towbin Private Equity Partners LP, C.E. Unterberg, Towbin Private Equity Partners CV, C.E. Unterberg, Private Profit Sharing Plan FBO Alex Bernstein and Steimatzsky Ltd. (1)

4.10	Form of 2000 Employee Stock Option Plan(2)

4.11	Key Employee Share Incentive Plan, as amended(1)

4.12	Consultant Option Plan, as amended(1)

6	Statements regarding computation of per share earnings

8.	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-30916, as amended, filed with the Securities and Exchange Commission, and incorporated herein by reference.
(2)	Filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission, and incorporated herein by reference.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Income	F-4

Statements of Changes in Shareholders' Equity	F-5

Consolidated Statements of Cash Flows	F-6 - F-7

Notes to Consolidated Financial Statements	F-8 - F-34

- - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADVISION LTD.

We have audited the accompanying consolidated balance sheets of RADVISION Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the accompanying financial statement schedule II, listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Tel-Aviv, Israel
February 7, 2006	/s/ Kost Forer Gabbay and Kasierer
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,
	2004	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$20,206	$32,927
Short-term bank deposits	11,799	17,503
Short-term marketable securities	39,612	46,015
Trade receivables (net of allowance for doubtful accounts of $ 1,276 and $ 734 at December 31, 2004 and 2005, respectively)	10,063	12,257
Other accounts receivable and prepaid expenses	3,900	4,318
Inventories	1,220	2,593

Total current assets	86,800	115,613

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term bank deposits	5,384	11,395
Long-term marketable securities	33,365	17,111
Severance pay fund	2,733	2,931

Total long-term investments and receivables	41,482	31,437

PROPERTY AND EQUIPMENT, NET	2,647	3,190

GOODWILL	647	2,966

INTANGIBLE ASSETS, NET	306	3,542

Total assets	$131,882	$156,748

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,939	$1,783
Deferred revenues	7,517	8,533
Accrued expenses and other accounts payable	11,949	12,122

Total current liabilities	21,405	22,438

ACCRUED SEVERANCE PAY	3,701	3,643

Total liabilities	25,106	26,081

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.1 par value:
Authorized - 25,000,000 shares at December 31, 2004 and 2005; Issued and outstanding - 20,569,018 and 21,803,997 shares at December 31, 2004 and 2005, respectively	196	218
Additional paid-in capital	107,267	116,446
Retained earnings (accumulated deficit)	(687)	14,003

Total shareholders' equity	106,776	130,667

Total liabilities and shareholders' equity	$131,882	$156,748

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except per share data

	Year ended December 31,
	2003	2004	2005
Revenues:
Products	$35,286	$40,212	$44,548
License and royalties	8,329	13,758	14,486
Services	7,689	10,266	14,978

Total revenues	51,304	64,236	74,012

Cost of revenues:
Products	10,823	12,009	9,524
Services	*) 1,447	*) 1,871	3,586

Total cost of revenues	12,270	13,880	13,110

Gross profit	39,034	50,356	60,902

Operating costs and expenses:
Research and development	14,573	17,484	20,110
Selling and marketing	*) 19,050	*) 23,848	24,588
General and administrative	4,040	4,900	4,677
Restructuring income	(1,061)	-	-

Total operating costs and expenses	36,602	46,232	49,375

Operating income	2,432	4,124	11,527
Financial income, net	2,130	1,860	3,051

Income before taxes on income	4,562	5,984	14,578
Taxes on income	-	-	112

Net income	$4,562	$5,984	$14,690

Basic net earnings per Ordinary share	$0.24	$0.30	$0.70

Diluted net earnings per Ordinary share	$0.23	$0.28	$0.66

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

						Retained
			Additional	Deferred		earnings	Total
	Ordinary shares		paid-in	stock	Treasury	(accumulated	shareholders'
	Number	Amount	capital	compensation	stock	deficit)	equity
Balance as of January 1, 2003	18,285,930	$187	$104,586	$(117)	$(11,757)	$(7,884)	$85,015

Purchase of treasury stock	(14,000)	-	-	-	(77)	-	(77)
Exercise of share options by employees	1,072,919	-	77	-	6,759	(2,151)	4,685
Amortization of deferred stock compensation	-	-	-	117	-	-	117
Net income	-	-	-	-	-	4,562	4,562

Balance as of December 31, 2003	19,344,849	187	104,663	-	(5,075)	(5,473)	94,302

Exercise of share options by employees	1,224,169	9	2,604	-	5,075	(1,198)	6,490
Net income	-	-	-	-	-	5,984	5,984

Balance as of December 31, 2004	20,569,018	196	107,267	-	-	(687)	106,776

Tax benefit related to exercise of stock options	-	-	24	-	-	-	24
Exercise of share options by employees	1,234,979	22	9,155	-	-	-	9,177
Net income	-	-	-	-	-	14,690	14,690

Balance as of December 31, 2005	21,803,997	$218	$116,446	$-	$-	$14,003	$130,667

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2003	2004	2005
Cash flows from operating activities:

Net income	$4,562	$5,984	$14,690
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,926	2,513	2,589
Loss (gain) on sale of property and equipment	(45)	75	(14)
Restructuring income	(1,061)	-	-
Accrued interest and amortization of premium on held-to-maturity marketable securities and bank deposits	998	1,589	228
Amortization of deferred stock compensation	117	-	-
Decrease (increase) in trade receivables, net	820	(1,378)	(2,194)
Decrease (increase) in other accounts receivable and prepaid expenses	124	(729)	(60)
Decrease (increase) in inventories	27	(251)	(1,373)
Increase in deferred tax asset	-	-	(203)
Increase (decrease) in trade payables	(2,077)	669	(156)
Increase in deferred revenues	3,184	1,470	966
Increase (decrease) in accrued expenses and other accounts payable	716	(91)	(127)
Tax benefit related to exercise of stock options	-	-	24
Decrease in accrued severance pay	(238)	(214)	(256)

Net cash provided by operating activities	9,053	9,637	14,114

Cash flows from investing activities:

Proceeds from redemption of held-to-maturity marketable securities	56,811	35,240	42,330
Purchase of held-to-maturity marketable securities	(75,111)	(43,630)	(32,939)
Proceeds from withdrawal of bank deposits	18,476	17,121	23,179
Purchase of bank deposits	(10,119)	(17,002)	(34,662)
Purchase of property and equipment	(1,300)	(2,319)	(1,956)
Proceeds from sale of property and equipment	182	23	19
Purchase of FVC's assets, net (1a)	-	-	(7,001)
Purchase of VisioNex's assets, net (1b)	-	(1,320)	-

Net cash used in investing activities	(11,061)	(11,887)	(11,030)

Cash flows from financing activities:

Exercise of share options by employees	-	2,621	9,637
Purchase of treasury stock	(77)	-	-
Issuance of Ordinary shares and treasury stock for cash upon exercise of options	4,693	3,402	-

Net cash provided by financing activities	4,616	6,023	9,637

Increase in cash and cash equivalents	2,608	3,773	12,721
Cash and cash equivalents at the beginning of the year	13,825	16,433	20,206

Cash and cash equivalents at the end of the year	$16,433	$20,206	$32,927

Supplemental disclosure of non-cash activity:

Receivables on account of shares	$8	$475	$15

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

(1)     Supplemental disclosure of cash flow information:

a.	In March 2005, the Company acquired the assets and the business of First Virtual Communication Inc. ("FVC"). The net fair value of the assets acquired and the liabilities assumed at the date of acquisition was as follows:

Working capital, excluding cash and cash equivalents	$265
Property and equipment	57
Technology	3,285
Distribution network	1,075
Goodwill	2,319

$7,001

b.	In July 2004, the Company acquired the assets and the business of VisioNex Technologies Inc. ("VisioNex"). The net fair value of the assets acquired was as follows:

Technology	$673
Goodwill	647

$1,320

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
RADVISION Ltd. ("the Company") is an Israeli corporation which designs, develops and supplies products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet Protocol ("IP").

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

The Company has seven wholly-owned subsidiaries: RADVISION Inc. in the United States, RADVISION HK in Hong Kong, RADVISION U.K. in the United Kingdom, RADVISION Japan KK in Japan, RADVISION FRANCE in France, RADVISION B.V., in the Netherlands all are primarily engaged in marketing the Company's products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China. (see Note 1c), which is primarily engaged in research and development .

b.	Acquisition of assets and the business of First Virtual Communication Inc ("FVC"):

Following a bidding process held under the supervision of a United States Bankruptcy Court, the Company acquired substantially all of the assets of FVC and its wholly-owned subsidiary, CUseeMe Networks, Inc. on March 15, 2005. FVC creates leading software products that enable interactive voice, video and data collaboration over IPbased networks. The cash purchase price for the acquisition, including transaction costs, was $ 7,496.

The acquisition was accounted for under the purchase method of accounting, in accordance with SFAS No. 141, and accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition and the results of FVC's operations were included in the consolidated financial statements commencing from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The purchase price of the acquisition was determined and paid based on significant consideration for synergistic and strategic benefits.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition to FVC's net assets as follows:

Tangible assets acquired (including cash and cash equivalents)	$1,167
Liabilities assumed	(350)
Intangible assets:
Technology	3,285
Distribution networks	1,075
Goodwill	2,319

Total consideration	$7,496

Amortization of acquired technology and distribution networks is calculated using estimated useful lives of 4 years.

Goodwill of $ 2,319 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually. The acquired goodwill is allocated to NBU segment.

c.	Acquisition of assets and the business of VisionNex Technologies Inc.:

In May 2004, the Company entered into an asset purchase agreement with VisionNex Technologies Inc. ("VisionNex"), a U.S. based company with a wholly-owned Chinese subsidiary.

In July 2004, the Company incorporated a wholly-owned subsidiary under the laws of China, RADVISION Communication Development (Beijing) Co. Ltd., for the purpose of operating a research and development center in China.

The assets purchased by the Company consisted of the technology and workforce used by VisionNex in conducting its business. The consideration for the assets purchased from VisionNex amounted to $ 1,320. For the useful life of intangible asset - see Note 6. In addition, the Company hired certain former employees of VisionNex.

The transaction was accounted for under the purchase method of accounting. The purchase price was allocated to the technology with the residual recognized as goodwill. The pro-forma effect of the acquisition is immaterial to the Company's results.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition to VisionNex net assets as follows:

Technology	$673
Goodwill	647

$1,320

Goodwill of $ 647 represents the excess of the purchase price over the fair market value of intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually. The acquired goodwill is allocated to NBU segment.

d.	Revenues derived from the Company's largest customer in 2005, represented 26.5% of total sales (see Note 12e).

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company's revenues are generated in U.S. dollars ("dollar"). In addition, a significant portion of the Company's and its subsidiaries' costs is incurred in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

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
Revenues and costs - at the exchange rates in effect as of the date of the transactions.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income under financial income, net.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

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

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in dollars and bear interest at an annual average rate of 3.68% at December 31, 2005. The short-term deposits are presented at their cost, including accrued interest.

g.	Long-term bank deposits:

Long-term bank deposits are deposits with maturities of more than one year. These deposits are presented at their cost plus accrued interest. The deposits are in dollars and bear interest at an annual average rate of 4.36% at December 31, 2005. These deposits mature in 2006 and in 2007. The long-term deposits are presented at their cost, including accrued interest.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Inventories:

Inventories are stated at the lower of cost or market value.

Cost is determined as follows:

Raw materials - using the average cost method.
Finished products - raw materials as mentioned above and subcontractors' costs on an average basis.

Inventory write-offs and write-down provisions are provided to cover risks arising from slow-moving items or technological obsolescence. The Company periodically evaluates the quantities on hand relative to historical and projected sales volume and the age of the inventory. Based on this evaluation, provisions are made when required to write inventory down in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, market conditions and sale forecast. The Company's provision for slow-moving items or technological obsolescence was $ 1,505 and $ 895 as of December 31, 2004 and 2005, respectively.

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	15 - 33
Office furniture and equipment	7 - 15
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease or useful lives

j.	Goodwill and Intangible assets:

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Intangible assets consist mainly of acquired technology, trade names and customer relations.

Effective January 1, 2002, the Company adopted the full provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets ("SFAS No. 142"). Under SFAS No. 142, goodwill is no longer amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. As of December 31, 2005, no instances of impairment were found.

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. The Company amortizes its intangible assets on a straight line basis.

k.	Impairment of long-lived assets:

The Company's and the subsidiaries' long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2005, no impairment indicators have been identified.

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

Severance pay expenses for the years ended December 31, 2003, 2004 and 2005 amounted to approximately $ 482, $ 590 and $ 659, respectively.

m.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from: 1) sales of systems; 2) licensing the rights to use their software products and royalty income; 3) maintenance and support and 4) customization projects. The Company and its subsidiaries sell their hardware products through OEMs, system integrators and value added resellers, all of whom are considered end-users.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

Revenues from software licenses and or sale of system that require significant customization, integration and installation are recognized based on SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the "Output Method", upon completion of milestones, when collectibility is probable. After delivery of milestone, if uncertainty exists about customer acceptance, revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2005, no such estimated losses were identified.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenues.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

The Company and its subsidiaries generally do not grant a right of return to their customers. When returns are expected and estimated, the Company records a provision for product returns at the time product revenues is recognized; based on its experience, in accordance with Statement of Financial Accounting Standard No. 48, "Revenue Recognition When Right of Return Exists". The provision has been deducted from revenues and amounted to $ 17 and $ 66 for the years ended December 31, 2003 and 2004, respectively and $ 79 added to revenue for the year ended December 31, 2005.

Customer incentives:

The Company records reductions to revenue and trade receivables for volume-based incentives, at the time revenue is recorded, based on the estimated amount of incentives earned. Marketing development programs, when granted, are recorded as an addition to marketing expense, according to the provisions of EITF 01-9 "Accounting for a consideration given by vendor to a customer including a reseller of the vendor's products". As of December 31, 2004 and 2005, the Company deferred an amount of $310 and $368, respectively, due to the abovementioned incentives.

n.	Research and development costs:

Research and development costs are charged to the statement of income as incurred. Statement of Financial Accounting Standard No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

o.	Royalty-bearing grants:

The Company received grants from the Israel U.S Binational Industrial Research and Development Foundation (see Note 9a). These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of research and development costs.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Income taxes:

Income taxes are accounted for in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and for carryforward losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

q.	Fair value of financial instruments:

The carrying amounts reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade and other receivables and trade and other payables approximate their fair values due to the short-term maturities of such instruments.

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

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes multiple option pricing model with the following weighted average assumptions; risk-free interest rates of 2.37%, 3.41% and 4.05% for 2003, 2004 and 2005, respectively; a dividend yield of 0.0% for each of those years; a volatility factor of the expected market price of the Company's Ordinary shares of 0.77 for 2003, 0.42 for 2004 and 0.38 for 2005; and a weighted-average expected life of the option of 4 years for 2003, 2004 and 2005.

For pro forma purposes, compensation expenses are amortized on a straight line basis.

The following table illustrates the effect on net income and net earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

	Year ended December 31,
	2003	2004	2005

Net income as reported	$4,562	$5,984	$14,690
Add: stock based compensation expense determined under APB 25 intrinsic value	117	-	-
Deduct: stock-based compensation expense determined under fair value method for all awards	(3,640)	(3,588)	(3,687)

Pro forma income	$1,039	$2,396	$11,003

Basic net earnings per Ordinary share, as reported	$0.24	$0.30	$0.70

Pro forma basic net earnings per Ordinary share	$0.06	$0.12	$0.52

Diluted net earnings per Ordinary share as reported	$0.23	$0.28	$0.66

Pro forma diluted net earnings per Ordinary share	$0.05	$0.11	$0.50

Weighted average number of shares used to compute pro forma basic net earnings per Ordinary share	18,660,444	19,822,061	21,121,908

Weighted average number of shares used to compute pro forma diluted net earnings per Ordinary share	19,338,692	20,941,474	21,850,643

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Concentration of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, short-term bank deposits, trade receivables and long-term bank deposits.

The majority of the Company's cash and cash equivalents, short-term and long-term bank deposits are invested in dollar investments with major banks in Israel and the United States. Such cash and cash equivalents, short-term and long-term bank deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. However, management believes that the financial institutions that hold the Company's investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

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

The Company and its subsidiaries do not have any significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

t.	Basic net earnings per share:

Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during the year. Diluted net earnings per share further includes the effect of dilutive stock options outstanding during the year, all in accordance with SFAS No. 128, "Earnings Per Share".

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Options outstanding to purchase approximately 1,202,258, 947,949 and 342,186 Ordinary shares for the years ended December 31, 2003, 2004 and 2005, respectively, were not included in the computation of diluted net earnings per share, because option exercise prices were greater than the average market price of the Ordinary shares and therefore their inclusion would have been anti-dilutive.

u.	Reclassification:

 Certain reclassifications were made in prior years' financial statements to conform to the current presentation.

v.	New accounting pronouncements:

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

The Company expects to adopt Statement 123(R) on the first interim period beginning after January 1, 2006. Statement 123(R) permits public companies to adopt its requirements using one of two methods:

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

The Company plans to adopt Statement 123(R) using the modified-prospective method.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma income and earnings per share in r above.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share Based Payment" ("SAB 107"). SAB 107 provides the SEC’s staff position regarding the application of FAS 123(R) and contains interpretive guidance relating to the interaction between FAS 123(R) and certain SEC riles and regulations, and also provides the SEC staff’s view regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107;

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of held-to-maturity securities at December 31, 2004 and 2005:

	Amortized cost		Unrealized losses, net		Estimated fair value
	2004	2005	2004	2005	2004	2005

Due in one year or less
Debts of states and political subdivisions	$24,334	$32,803	$(106)	$(1,308)	$24,228	$31,495
Corporate debentures	15,278	13,212	(160)	801	15,118	14,013

	39,612	46,015	(266)	(507)	39,346	45,508

Due after one year through two years

Debts of states and political subdivisions	27,405	12,511	(215)	749	27,190	13,260
Corporate debentures	5,960	4,600	(180)	(961)	5,780	3,639

	33,365	17,111	(395)	(212)	32,970	16,899

	$72,977	$63,126	$(661)	$(719)	$72,316	$62,407

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

The unrealized losses in the Company's investments in debts of states and political subdivisions and corporate debentures were caused by interest rate increases. It is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Based on Company's intention to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2005.

NOTE 4:-	INVENTORIES

Inventories are composed of the following:

	December 31,
	2004	2005

Raw materials	$1,091	$2,451
Finished products	129	142

	$1,220	$2,593

NOTE 5:-	PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2004	2005
Cost:
Computers and peripheral equipment	$9,970	$11,628
Office furniture and equipment	2,612	2,836
Motor vehicles	152	111
Leasehold improvements	1,850	1,979

	14,584	16,554
Less - accumulated depreciation	11,937	13,364

Depreciated cost	$2,647	$3,190

Depreciation expenses for the years ended December 31, 2003, 2004 and 2005 amounted to $ 1,926, $ 2,146 and $ 1,465, respectively.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 6:-	INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	December 31,
	2004	2005
Cost:
Technology	$673	$3,958
Distribution networks	-	1,075

	673	5,033
Less - accumulated amortization	367	1,491

Amortized cost	$306	$3,542

Intangible assets resulted from acquisitions of VisionNex (see Note 1c), and FVC (see Note 1b).

b.	Amortization expenses amounted to $ 367 and $ 1,124 for the years ended December 31, 2004 and 2005, respectively.

c.
Technology acquired from VisionNex in 2004 is amortized over a period of 1.5 years. The technology is fully amortized as of December 31, 2005. Technology acquired from FVC in 2005 is amortized over a period of 4 years.

d.	Distribution networks are amortized over a period of 4 years.

Following is the estimated amortization expenses in respect of identifiable intangible assets for the years ended:

2006	$1,090
2007	1,090
2008	1,090
2009	272

$3,542

NOTE 7:-	SHORT-TERM BANK CREDIT

The Company has an authorized credit line from a bank in the amount of $ 2,522. A total of $ 2,047 was not utilized as of December 31, 2005. $ 369 was utilized by the granting of bank guarantees (see Note 9c).

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2004	2005

Payroll and related accruals	$2,408	$3,133
Accrued expenses and other liabilities	9,541	8,989

	$11,949	$12,122

NOTE 9:-	COMMITMENTS AND CONTINGENCIES

a.
In connection with its research and development, the Company received participation payments from the Israel U.S. Binational Industrial Research and Development Foundation ("BIRD-F"), in the total amount of approximately $ 188. In return for the participation, the Company is committed to pay royalties at a rate of 2.5% of proceeds from the first year's sales and 5% of the proceeds from the succeeding years' sales, up to the amount of the grant. Once the amount of the grant has been repaid, royalties will be payable at the rate of 2.5% of proceeds, until additional royalties equal to one half of the grant amount have been repaid. The Company's total commitment for royalties payable with respect to future sales, based on BIRD-F participations received or accrued, net of royalties paid or accrued, totaled approximately $ 276 as of December 31, 2004 and 2005. During 2005, the Company did not pay or accrue royalties to the BIRD-F.

b.
The Company and its subsidiaries operate from leased premises in Israel, the United States, China, Japan, the United Kingdom and Hong Kong. The leases expire through June 2010 (some with renewal options). The Company leases its motor vehicles under operating lease agreements that expire on various dates, the latest of which is in 2010.

Annual minimum future lease payments due under the above agreements, at the exchange rate in effect on December 31, 2005, are approximately as follows:

2006	$2,710
2007	2,043
2008	1,445
2009	1,393
2010	633

$8,224

For the years ended December 31, 2003, 2004 and 2005, rent expenses and motor vehicle lease expenses were $ 2,697, $ 2,636 and $ 3,025, respectively.

c.	The Company obtained bank guarantees in the amount of $ 369 in connection with securing its rent agreement of the Company's office space in Israel and in connection with custom tax payments.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENCIES (Cont.)

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

The Company expensed royalties in the amount of $ 89, $ 237 and $ 334 in 2003, 2004 and 2005, respectively.

e.
In 1998, a third party sent correspondence to a related party of the Company alleging that some products manufactured by the Company infringe upon patents held by the third party and offered to license these patents to the Company. In subsequent correspondence, the Company's related party requested that the third party specifically substantiate each allegation of infringement before the Company's related party would be prepared to enter into any licensing arrangements. The Company does not believe that these allegations will have a material adverse effect upon its business, financial position, results of operations or liquidity. The Company's related party has received further correspondence from the third party, in which the third party has, among other things, reiterated its claims. The Company's related party does not believe the third party has substantiated its claims and has communicated this belief to the third party. The Company's related party has advised the Company that the alleged infringement claims are unresolved.

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

In late 2005, another third party sent correspondence to the Company alleging that some products manufactured by the Company infringe upon patents held by the third party and offered to license these patents to our company. We have been studying the material furnished and have hired outside expert counsel to help us analyze the nature and extent of the matter. The parties have exchanged correspondence but due to the preliminary stage of the discussions the Company and its external legal counsel are unable to assert whether there is a potential loss from this allegation at this time.

f.
In early 2005, the Company terminated an exclusive distributor agreement with a third party in China, due to their alleged material breach of contract. The third party prepared a law suit against the Company and its principal officers and sent copies of the law suit to each of our directors. To the best of the Company’s knowledge, no such law suit has been filed. Should such a law suit be filed, the Company intends to vigorously defend it and raise substantial counterclaims against the third party.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENCIES (Cont.)

g.	Stamp tax duty:

Prior to January 1, 2006 under Israel's Stamp Tax on Documents Law, certain documents were subject to stamp tax. Recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008.

In 2004, however, the Tax Authorities began an enforcement campaign involving extensive audits of companies' compliance with the stamp tax obligation with respect to all agreements which had been signed since June 2003.

In December 2005, the Stamp Tax on Documents Law was cancelled effective January 1, 2006

The Company has received legal advice that there are a variety of defenses relating to its obligation to pay stamp tax or to the amount to be paid. The Company's management believes that the applicable provision in its financial statements as of December 31, 2005, is adequate to cover probable costs arising from this law.

NOTE 10:-	SHAREHOLDERS' EQUITY

a.	The Ordinary shares of the Company are traded on the NASDAQ National Market and on the Tel Aviv Stock Exchange.

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

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

c.	The Company adopted an employee share incentive plan which provides for the grant by the Company of option awards to purchase up to an aggregate of 9,129,899 Ordinary shares to officers, employees, directors and consultants of the Company and its subsidiaries. The options vest ratably over vesting periods of about 4 years. The options expire 5 to 10 years from the date of issuance. The incentive plan provides for the grant of options equal in the number of up to 4% of the Company's Ordinary shares on a diluted basis.

As of December 31, 2005, 374,435 shares are available for future grant. Options that are cancelled or forfeited before expiration become available for future grant.

Transactions related to the share incentive plan during the years ended December 31, 2003, 2004 and 2005, and the weighted average exercise prices per share at the date of grant, are summarized as follows:

	Year ended December 31,
	2003		2004		2005
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price
Options outstanding at the beginning of the year	4,410,936	$6.99	4,754,856	$7.98	4,295,742	$9.41
Granted	1,749,700	$8.19	1,521,750	$11.61	1,557,100	$13.01
Exercised	(1,072,919)	$4.25	(1,224,169)	$5.31	(1,234,979)	$7.42
Forfeited	(332,861)	$7.96	(756,695)	$11.47	(1,095,040)	$11.91

Options outstanding at the end of the year	4,754,856	$7.98	4,295,742	$9.41	3,522,823	$10.91

Options exercisable at the end of the year	1,610,343	$8.99	1,456,032	$9.92	959,532	$9.11

A summary of the options outstanding and exercisable at December 31, 2005, is as follows:

			Options outstanding			Options exercisable
Range of exercise price			Outstanding as of December 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price	Outstanding as of December 31, 2005	Weighted average exercise price

$4.57	-	$5.57	421,628	6.28	$5.22	269,262	$5.20
$5.81	-	$6.70	323,728	6.43	$5.80	198,663	$6.28
$7.62	-	$8.78	205,736	7.40	$9.16	81,486	$8.26
$9.84	-	$10.58	203,881	8.72	$9.92	27,055	$9.95
$10.80	-	$12.00	681,250	8.64	$11.37	157,384	$11.22
$12.04	-	$14.00	1,457,600	8.78	$12.55	192,182	$12.72
$17.73			195,500	9.93	$17.73	-	$-
$28.00			33,500	4.54	$28.00	33,500	$28.00

			3,522,823		$10.91	959,532	$9.11

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

Under APB No. 25, the amortization of deferred compensation expense for the years ended December 31, 2003, 2004 and 2005 amounted to $ 117, $ 0 and $ 0, respectively. Options granted during 2003, 2004 and 2005 were granted at exercise prices equal to their market price.

The weighted average fair values on the date grant of the options granted during 2003, 2004 and 2005 were as follows:

Year ended December 31,
2003		2004		2005
Options	Weighted average fair value	Options	Weighted average fair value	Options	Weighted average fair value

1,749,700	$4.25	1,521,750	$4.29	1,557,100	$ 4.62

In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax exempt earnings (see Note 15).

NOTE 11:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2003	2004	2005
Numerator:
Net income	$4,562	$5,984	$14,690
Denominator:
Weighted average number of Ordinary shares outstanding during the year used to compute basic net earnings per share	18,660,444	19,822,061	21,121,908
Incremental shares attributable to exercise of outstanding options (assuming proceeds would be used to purchase treasury stock)	1,302,816	1,577,263	1,093,041
Weighted average number of Ordinary shares used to compute diluted net earnings per share	19,963,260	21,399,324	22,214,949

Basic net earnings per Ordinary share	$0.24	$0.30	$0.70

Diluted net earnings per Ordinary share	$0.23	$0.28	$0.66

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12:-	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION

a.	The Company operates under two reportable segments: the Technology Business Unit ("TBU") and the Networking Business Unit ("NBU").

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

b.	The following is information about reported segment gains and losses:

	NBU	TBU	Total
2005
Total revenues	$51,295	$22,717	$74,012
Expenses	49,725	12,760	62,485

Segment income	$1,570	$9,957	11,527
Financial income			3,051

Income before taxes on income			$14,578

Taxes on income			$112

Net income			$14,690

Depreciation and amortization	$2,187	$402	$2,589

2004
Total revenues	$44,812	$19,424	$64,236
Expenses	46,245	13,867	60,112

Segment income	$(1,433)	$5,557	4,124
Financial income			1,860

Net income			$5,984

Depreciation and amortization	$1,809	$704	$2,513

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12:-	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION (Cont.)

	NBU	TBU	Total
2003
Total revenues	$38,059	$13,245	$51,304
Expenses	38,454	11,479	49,933

Segment income (loss)	$(395)	$1,766	1,371
Restructuring income			1,061
Financial income			2,130

Net income			$4,562

Depreciation and amortization	$1,386	$540	$1,926

c.	Summary information about geographic areas:

The following represents total revenues according to the end customer's location for the years ended December 31, 2003, 2004 and 2005, and long-lived assets as of December 31, 2004 and 2005 according to their geographic location:

	2003	2004		2005
	Total revenues	Total revenues	Long-lived assets	Total Revenues	Long-lived assets

North America (principally the United States)	$24,407	$33,660	$481	$40,075	$485
Europe	11,191	15,616	9	16,030	80
Far East	12,672	11,688	262	13,064	532
Israel	3,034	3,272	2,848	4,843	8,601

	$51,304	$64,236	$3,600	$74,012	$9,698

d.	The Company does not allocate its assets to its reportable segments accordingly; asset information by reportable segments is not presented.

e.	For the years ended December 31, 2003, 2004 and 2005, one customer accounted for approximately 21.3%, 27.2% and 26.5%, respectively, of sales for that period.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 13:-	RESTRUCTURING INCOME

In January 2001, the Company entered into an agreement with related parties, to lease approximately 24,000 square feet of office space in Paramus, New Jersey for a period of five years. Subsequently, as part of the restructuring that took place in 2001, the Company surrendered the property before the inception of the lease. The parties had a dispute with respect to the extent of damages caused by this action and agreed to a binding arbitration. The presiding arbitrator issued his final ruling on February 12, 2004, stating the amount owed by the Company was $ 400. In conjunction with the aforementioned restructuring, the Company had accrued in respect of the above dispute $ 1,461. As a result of the arbitrator's ruling, as of December 31, 2003, the Company revised the related accrual to $ 400 and in 2003 recorded restructuring income of $ 1,061. The amount of $ 400 award was paid to the related party in 2004.

NOTE 14:-	RELATED PARTIES BALANCES AND TRANSACTIONS

a.	Balances with related parties:

	December 31,
	2004	2005

Trade receivables	$17	$66
Trade payables	$158	$171

b.	Transactions with related parties:

	Year ended December 31,
	2003	2004	2005

Revenues (1)	$-	$214	$103
Cost of revenues (3)	$66	$39	$16
Research and development expenses (2)	$379	$143	$81
Marketing, selling, general and administrative expenses (2)	$207	$455	$441
Purchase of property and equipment (4)	$530	$624	$665

(1)	Includes revenues from the Company's products and maintenance sold to companies held by principal shareholders ("affiliated companies").

(2)	Includes administrative services provided to the Company by affiliated companies that the Company reimburses for the costs incurred in providing these services.

(3)	Includes the purchase of components from affiliated companies.

(4)	Includes property and equipment that were purchased from affiliated companies.

c.	During 2003, the Company recorded restructuring income of $1,061 due to a reversal of an accrual relating to the dispute with a related party (see Note 13 above).

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 15:-	TAXES ON INCOME

a.	Reduction in Israeli tax rates:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to “Approved Enterprise”, as described above) was 36%. In June 2004 and in July 2005, the “Knesset” (Israeli parliament) passed amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

b.	Tax benefits under the Law for the Encouragement of Capital Investment, 1959 ("the Law"):

The Company has three capital investment programs that have been granted "Approved Enterprise" status under the Law for Encouragement of Capital Investments, 1959. Pursuant to the approved programs, the Company is entitled to a tax benefit period of seven to 10 years, on income derived from these programs, as follows: a full income tax exemption for the first two years and a reduced income tax rate of 10% -25% (instead of the regular rate of 34% in 2005) for the remaining five to eight years (depending on the level of non-Israeli investments in the Company).

The duration of tax benefits detailed above is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier. The Company's plans expire between the years 2009 and 2017.

The Company has not yet generated taxable income and, thus, the tax benefits have not yet been utilized.

The tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits, currently between 10%-25% for an "Approved Enterprise". As of December 31, 2005, the retained earnings of the Company do not include tax-exempt profits earned by the Company's "Approved Enterprise".

The benefits from the Company's "Approved Enterprise" programs are dependent upon the Company fulfilling the conditions stipulated by the Law and the regulations published thereunder as well as the criteria in the approval for the specific investment in the Company's "Approved Enterprise" programs. If the Company does not comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest. As of the date of these financial statements, the Company's management believes that it has complied with these conditions.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 15:-	TAXES ON INCOME (Cont.)

By virtue of this Law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular Israeli corporate tax rate.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income under the provision of the new law.

c.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the consolidated financial statements are presented in dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the differences resulting from changes in exchange rates and indexing for tax purposes.

d.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxation), 1969:

The Company is an "Industrial Company", as defined by the Law for the Encouragement of Industry (Taxation), 1969, and as such, is entitled to claim public issuance expenses over three tax years and accelerated depreciation on equipment.

e.
As of December 31, 2005, the Company's net operating loss carryforwards for tax purposes amounted to approximately $ 4,800. These net operating losses may be carried forward indefinitely and may be offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax-exempt.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 15:-	TAXES ON INCOME (Cont.)

f.
The U.S. subsidiary's carryforward tax losses through December 31, 2005, amounted to approximately $ 15,300. These losses may be offset against any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2011 through 2023. In light of the U.S. subsidiary's recent history of operating losses, the Company has recorded a valuation allowance for all its deferred tax assets.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2004	2005

Net operating loss carryforwards	$4,974	$6,142
Reserves and allowances	1,191	1,093
Other temporary differences	16	118

Net deferred tax asset before valuation allowance	6,181	7,353
Valuation allowance	(6,181)	(7,150)

	$-	$203

The Company's U.S. subsidiary provided valuation allowances in respect of the aforementioned deferred tax assets since management currently believes that it is not more likely than not that the deferred tax regarding the loss carryforwards will be realized. The change in the valuation allowance as of December 31, 2005 was an addition of $ 969.

h.	The Company's total income before provision for income taxes is as follows:

	Year ended December 31,
	2003	2004	2005

Domestic (Israel)	$3,948	$2,433	$12,932
Foreign	614	3,551	1,646

	$4,562	$5,984	$14,578

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 15:-	TAXES ON INCOME (Cont.)

i.	The tax benefits is comprised as follows:
	Year ended December 31,
	2003	2004	2005
Domestic (Israel):
Deferred taxes	$-	$-	$203
Foreign:
Current taxes	-	-	(91)

	$-	$-	$112

j.
A reconciliation between the theoretical tax income, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax income as reported in the statements of income is as follows:

	Year ended December 31,
	2003	2004	2005

Income before taxes on income	$4,562	$5,984	$14,578

Theoretical tax expense computed at the statutory rate *)	$1,648	$2,094	$4,957
Valuation allowance for deferred tax assets in respect of loss carryforwards	215	-	-
Reversal of valuation allowance	-	(1,279)	(533)
Tax exempt income due to approved enterprise status	(2,034)	(1,118)	(4,990)
Non-deductible expenses and others	171	303	454

Actual tax benefit, net	$-	$-	$(112)

Basic net earnings per Ordinary share	$-	$-	$0.001

Diluted net earnings per Ordinary share	$-	$-	$0.001

*)	The tax rates for domestic income are 36%, 35% and 34% for the years 2003, 2004 and 2005, respectively. The tax rate for foreign income is about 35%.

- - - - - - - - - - - - - - -

RADVISION Ltd. and Subsidiaries
Schedule II—Valuation and Qualifying Accounts

Column A	Column B	Column C		Column D		Column E
		Additions		Deductions
Description	Balance at beginning of period	Charged to costs and expenses	Charged to shareholders equity	Due to write offs	Charged to costs and expenses	Balance at end of period

Year ended December 31, 2005:

Allowance for doubtful accounts	1,276,000	-	-	356,000	186,000	734,000
Provision for slow-moving inventory or technological obsolescence	1,505,000	-	-	594,000	16,000	895,000
Deferred taxes valuation allowances	6,181,000	-	1,639,000	-	670,000	7,150,000
Total	$8,962,000	-	$1,639,000	$950,000	$872,000	8,779,000

Year ended December 31, 2004:

Allowance for doubtful accounts	1,704,000	-	-	428,000	-	1,276,000
Provision for slow-moving inventory or technological obsolescence	2,452,000	465,000	-	1,412,000	-	1,505,000
Deferred taxes valuation allowances	6,679,000	-	852,000	-	1,350,000	6,181,000
Total	$10,835,000	$465,000	$852,000	$1,840,000	$1,350,000	$8,962,000

Year ended December 31, 2003:
Allowance for doubtful accounts	1,593,000	111,000	-	-	-	1,704,000
Provision for slow-moving inventory or technological obsolescence	3,310,000	-	-	-	858,000	2,452,000
Deferred taxes valuation allowances	6,152,000	285,000	242,000	-	-	6,679,000
Total	$11,055,000	$396,000	$242,000	-	$858,000	$10,835,000

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADVISION LTD.

By: /s/ Boaz Raviv
Name: Boaz Raviv
Title: Chief Executive Officer

Dated: April 3, 2006