Form 20-F
period 2006-12-31
RADVISION LTD
filed 2007-06-05
CIK 1105519

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, NIS 0.1 Par Value	Name of each exchange on which registered NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.1 per share…………… 22,251,552
(as of December 31, 2006)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form S-8 File Nos. 333-45422, 333-53814, 333-55130, 333-66250, 333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

- ii -

- iii -

- iv -

INTRODUCTION

        RADVISION Ltd., incorporated under the laws of the State of Israel, is a designer, developer and supplier of products and technology that enable real-time voice, video and data communication over packet and mobile 3G (Third Generation) networks, including the Internet and other Internet Protocol, or IP, networks. Since our initial public offering on March 14, 2000, our ordinary shares have been listed on the NASDAQ Global Market (symbol: RVSN). Since October 20, 2002, our ordinary shares have also traded on the Tel Aviv Stock Exchange. We were incorporated in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994.

        We have obtained U.S. trademark registrations for RADVISION, V²oIP and CU-SeeMe.  We have pending U.S. trademark applications for SCOPIA, DELIVERING THE VISUAL EXPERIENCE, IMS EXPRESS, PATHFINDER and FLAT CAPACITY PLUS. We also claim common-law trademark rights in the following marks: Beyond the Standard, Click to Meet, iContact, IMfirst, IMS Developer Suite, Intelligent Linking, Interactive Video Platform, INVISION, iView, PC-2-Mobile, ProLab, QualiVision, Video Mojo, Video Ringback Clip and Virtual MCU.   All other trademarks and trade names appearing in this annual report are owned by their respective holders.

        We currently have sales offices in the United States and Israel and marketing, representative and liaison offices in Brazil, China, France, Germany, Hong Kong, India, Italy, Japan, Korea, Singapore, Spain and the United Kingdom. As used in this annual report, the terms “we,” “us”, “our,” and “RADVISION” mean RADVISION Ltd. and its subsidiaries, unless otherwise indicated.

        RADVISION Ltd. is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, we are eligible to file this annual report pursuant to Section 13 of the Securities Exchange Act of 1934 Act on Form 20-F and to file interim reports on Form 6-K.

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

        This Annual Report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements reflect our current view with respect to future events and financial results. Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands” and other verbs suggesting uncertainty. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D “Key Information -Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated financial data for and as of the five years ended December 31, 2006, are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2003 and 2002 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Consolidated Statement of Operations Data:

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except per share data)

Revenues	$49,095	$51,304	$64,236	$74,012	$91,023
Cost of revenues	11,574	12,270	13,880	13,110	18,165

Gross Profit	37,521	39,034	50,356	60,902	72,858
Operating expenses:
Research and development	15,338	14,573	17,484	20,110	25,331
Marketing and selling	17,996	19,050	23,848	24,588	30,648
General and administrative	4,098	4,040	4,900	4,677	6,492
Patent settlement reserve	-	-	-	-	1,900
Restructuring cost	-	(1,061)	-	-	-

Total operating expenses	37,432	36,602	46,232	49,375	64,371
Operating income	89	2,432	4,124	11,527	8,487
Financial income, net	2,667	2,130	1,860	3,051	5,825

Income before taxes on income	$2,756	$4,562	$5,984	14,578	14,312
Taxes benefit, net	-	-	-	112	936

Net income	$2,756	$4,562	$5,984	$14,690	$15,248

Basic net earnings per Ordinary share	$0.15	$0.24	$0.30	$0.70	$0.69
Weighted average number of Ordinary shares used to
compute basic net earnings per share	18,353	18,660	19,822	21,122	22,077
Diluted net earnings per Ordinary share	$0.15	$0.23	$0.28	$0.66	$0.67
Weighted average number of Ordinary shares used to
compute diluted net earnings per share	18,983	19,963	21,399	22,215	22,747

Consolidated Balance Sheet Data:

	As at December 31,
	2002	2003	2004	2005	2006

Cash and cash equivalents	$13,825	$16,433	$20,206	$32,927	$23,110
Working capital	38,158	44,411	65,395	93,175	103,661
Total assets	106,671	117,012	131,882	156,748	182,559
Shareholders' equity	85,015	94,302	106,776	130,667	152,605
Capital stock	104,773	104,850	107,463	116,664	127,172

B.	CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D.	RISK FACTORS

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

        We rely in great measure on original equipment manufacturers, or OEMs, systems integrators and value added resellers, or VARs, to sell our products. Our OEM customers typically may purchase our products to integrate with products that they developed in-house to build complete IP communication solutions. Our systems integrator customers either purchase our full suite of products or integrate our individual products with those of other manufacturers in order to build complete IP communication solutions. Our VAR customers purchase our products to resell to end-users as separate units, or as part of a family of related product offerings, either under our RADVISION label or under their private label. If we are unable to maintain these marketing partners or obtain new marketing partners, our future revenues and profitability will be affected and we may lose market share.

        One OEM customer accounted for approximately 35.0% of our sales in 2006 and approximately 27.0% of our sales in both 2005 and 2004. Our agreement with this OEM customer continues on a year to year basis and either party may terminate the relationship no later than ninety days prior to the expiration of the then current term. If this partner were to curtail or terminate its relationship with us, our sales would be materially adversely impacted and our revenues would decline.

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

        The market for our products and technology is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. Our research and development team may not be as large as those of our competitors, which may result in longer lead times to develop and implement new technologies and may limit our ability to compete effectively with them and may result in our losing market share. Our future success will depend to a substantial extent on our ability to:

—	timely identify new market trends; and

—	develop, introduce and support new and enhanced products and technology on a successful and timely basis.

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

        Our current suite of IP communication protocol toolkits includes H.323, SIP (session initiation protocol), and SIP IMS (session initiation protocol IP multimedia subsystem), NAT (network address translation) Traversal, Diameter, MGCP (media gateway control protocol) and MEGACO (media gateway control protocol for large-scale IP-centric communication networks). We also support the 3G-324M protocol for real time multimedia services over 3G (Third Generation) networks. We also offer testing suite for H.323, Sip, SIP IMS, and 3G-324M. If future IP networks are not designed with components built around these protocols, or if one or more alternative protocols were to gain greater acceptance than these protocols, our investments may be of little or no value and sales of our products and technology would suffer.

Competition in the markets for our products and technology is intense. We may not be able to compete effectively in these markets and we may lose market share to our competitors.

        The markets for our products and technology are highly competitive and we expect competition to intensify in the future. The principal competitors in the market for our network infrastructure unit products currently include Polycom Inc., Tandberg and Codian Ltd. The principal competitors in the market for our toolkit business unit products currently include Hughes Software Systems acquired in 2004 by Flextronics Software Systems (now Aricent), Data Connection Limited and in-house developers employed by manufacturers of telecommunication equipment and systems. Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and compete with us. We may not be able to compete effectively in these markets and we may lose market share to our competitors.

Some of our competitors have greater resources than we do. This may limit our ability to compete effectively and discourage customers from purchasing our products and technology.

        Some of our competitors have greater financial, personnel and other resources than we do, which may limit our ability to compete effectively with them. These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements. These competitors may also benefit from greater economies of scale, offer more aggressive pricing; or devote greater resources to the promotion of their products. Any of these advantages may discourage customers from purchasing our products and technology. If we are unable to compete successfully against our existing or potential competitors, our revenues and margins will decline.

Major solutions providers who currently work with us might compete with us in the future.

        We currently offer our technology either directly to or in association with, major solutions providers such as Aethra, Alcatel, Cisco, Comverse, Huawei, IBM, LifeSize, Siemens, Telstra and others. Some of these companies also purchase the technology from our competitors. If these providers choose to develop their own technologies, acquire technologies from our competitors, or acquire such competitors, our financial condition and operating results could be adversely impacted and we may face increased levels of competition from these major companies.

Our software development kit revenues will decrease if our customers choose to use source code that is available for free.

        Both Vovida Networks, Inc., a subsidiary of Cisco Systems Inc., and Open H.323 offer H.323 source code for free. In addition, Vovida Networks, Inc. offers MGCP and SIP source code for free. Other companies, including Microsoft and Nokia, may offer similar development kits as part of their product offerings. In addition there are other open source toolkits for SIP (SIP foundry) and Diameter (OpenDiameter). If our customers choose to use the free source code offered by any of these organizations instead of purchasing our technology, our revenues from the sale of our software development kits will decline.

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

        Our products and technology have occasionally contained, and may in the future contain, undetected errors when first introduced or when new versions are released. Our customers integrate our products and technology into systems and products that they develop themselves or acquire from other vendors. As a result, when problems occur in equipment or a system into which our products or technology have been incorporated, it may be difficult to identify the cause of the problem. Regardless of the source of these errors (whether the source is our products or technology or the products of another vendor), we must divert the attention of our engineering personnel from our research and development efforts to address the errors. We may incur warranty or repair costs, be subject to liability claims for damages related to product errors or experience delays as a result of these errors in the future. Any insurance policies that we may have may not provide sufficient protection or coverage should a claim be asserted. Moreover, the occurrence of errors, whether caused by our products or technology or the products of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our products and technology.

Our products may infringe on the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

        Third parties have asserted in the past and may assert in the future against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Some of these third parties have offered to license their intellectual property to our company. See Item. 8A. Financial Information – Legal Proceedings.” Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. If there is a successful claim of product infringement against us and we are not able to license the infringed or similar technology, our business, operating results and financial condition would be materially and adversely affected.

We are dependent upon a limited number of suppliers of key components. If these suppliers delay or discontinue manufacture of these components, we may experience delays in shipments, increased costs and cancellation of orders for our products.

        We currently obtain key components used in the manufacture of our products from a sole supplier or from a limited number of suppliers. We do not have long-term supply contracts with our suppliers. Any delays in delivery of or shortages in these components could interrupt and delay manufacturing of our products and result in the cancellation of orders for our products. In addition, these suppliers could discontinue the manufacture or supply of these components at any time. We may not be able to identify and integrate alternative sources of supply in a timely fashion or at all. Any transition to alternate suppliers may result in delays in shipment and increased expenses and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify an alternative source of supply, we would have to modify our products to use a substitute component, which may cause delays in shipments, increased design and manufacturing costs and increased prices for our products.

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

We provide 3G-324M-based solutions to both service providers and equipment developers. If our 3G customers move to all IP networks, the demand for these products will end.

        The 3G-324M protocol is a circuit switched protocol for delivering real-time services (video primarily) over 3G mobile networks. This is a strong market both for our service provider gateways and our Technology Business Unit developer toolkits. However, we believe that the 3G-324M protocol will only be used until such time as packet switching technology such as HSPA (high school proficiency assessment), IMS (IP multimedia subsystem) or an all-IP broadband mobile 3G network can sustain high quality, high bandwidth services. This is not expected to happen for a few years, but there are specific markets, such as in the United States, where the goal is to provide video services based exclusively on packet switching technology. As technology for real-time IP communications gains acceptance, service providers are expected to gradually move to all-IP architectures, as a result of which they may gradually cease to need our 3G-324M gateway. As service providers move to all-IP networks, our telecommunications equipment developer customers will no longer need to develop 3G-324M-based devices and sales of our 3G-324M toolkits would be adversely affected.

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

        Our products are designed to operate with local telephone systems throughout the world and therefore must comply with the regulations of the Federal Communication Commission and other regulations affecting the transmission of voice, video and data over telecommunication and other media. Each time we introduce a new product, we are required to obtain regulatory approval in the countries in which it is offered. In certain cases, we rely on our resellers or other partners to obtain the appropriate regulatory approvals. In addition, we must periodically obtain renewals of the regulatory approvals for the use of our products in countries where we have already obtained approval. We cannot assure you that regulatory approval for our current products will be renewed or that regulatory approval for future products will be obtained. If we do not obtain the necessary approvals and renewals, we may be required to delay the sales of our products in those countries until approval for use is granted or renewed. This could result in decreased revenues.

        We are also subject to laws relating to the use and disposal of hazardous materials in electrical and electronic equipment. For example, in January 2005, the European Parliament and the Council of the European Union adopted The Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Regulations 2005, which restrict the use of certain hazardous substances in electrical and electronic equipment effective as of July 1, 2006. We believe we are in compliance with these regulations. If we are unable to timely comply with these new regulations, we may be denied the ability to sell our products in the European Union. This could result in decreased revenues, inventory write-offs and write-down provisions.

We intend to manufacture and maintain an inventory of customized products for some customers who will have no obligation to purchase these products. If these customers fail to purchase these products, our financial results may be harmed.

        To satisfy the timing requirements of some of our larger customers, we intend to manufacture and maintain an inventory of certain of our products that we will customize to the specifications of these customers. The size of this inventory will be based upon the purchasing history and forecasts of these customers, which we currently estimate to be approximately two months of sales to these customers. These customers will have no obligation to purchase the inventoried products at any time. If the customers for whom the inventoried products are manufactured do not purchase them, we may be required to modify the products for sale to others and we may be unable to find other purchasers. In either case, the value of the products may be materially diminished which may have a negative impact on our financial results.

Risks Relating to Our Ordinary Shares

Our share price has been volatile in the past and may decline in the future.

        Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

—	quarterly variations in our operating results;

—	operating results that vary from the expectations of securities analysts and investors;

—	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

—	announcements of technological innovations or new products by us or our competitors;

—	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	changes in the status of our intellectual property rights;

—	announcements by third parties of significant claims or proceedings against us;

—	additions or departures of key personnel;

—	future sales of our ordinary shares; and

—	stock market price, competitor's performances and volume fluctuations.

        Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

        In the past, securities class action litigation has been brought against a company following periods of volatility in the market price of its securities. We could potentially in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources.

Our ordinary shares are traded on more than one market and this may result in price variations.

        Our ordinary shares are traded on the NASDAQ Global Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (dollars on the NASDAQ Global Market and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2006. In July 2006, an armed conflict began between Israel and Hezbollah forces in Lebanon, which involved rocket attacks on populated areas in the northern parts of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation has had an adverse effect on Israel’s economy, primarily in the geographical areas directly harmed by this conflict. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

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

        Many of our officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

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

The tax benefits from our approved enterprise and beneficiary enterprise programs require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay additional taxes and would likely be denied these benefits in the future

        The Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel has granted approved enterprise status to three investment programs at our manufacturing facility, one of which we are currently in the process of converting to a beneficiary enterprise program, and a fourth program, which was granted beneficiary enterprise status. The portion of our income derived from any of our approved enterprise programs and beneficiary enterprise programs, commencing when we begin to generate net income from these programs, will be exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional five to eight years, depending on the percentage of our share capital held by non-Israelis.The benefits available to an approved enterprise program and a beneficiary enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and, for an approved enterprise, the conditions contained in the certificate of approval. If we fail to comply with one or more of these conditions, we may be required to pay additional taxes during the period in which we would have benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

        Service of process upon our directors and officers and the Israeli experts named in this annual report, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially most our assets, our directors and officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

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

Provisions of Israeli law may delay, prevent or make difficult our acquisition by a third-party, which could prevent a change of control and therefore depress the price of our shares.

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

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ general meeting’s approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

        As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Global Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

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

        We are the industry’s leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G (Third Generation) networks. Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.

        We have approximately 450 customers worldwide using our Technology Business Unit products including, Aethra, Alcatel, Broadreach, Cisco, Comverse, Huawei, LG Electronics, LifeSize, Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Samsung, Siemens, Sony and Telecom Italy. Hundreds of enterprises around the world and tens of telecommunications operators are using our videoconferencing systems and solutions.

        Since 2001, we have conducted our business through two separate business units, corresponding to our two product lines, to enable our product development and product marketing teams to respond quickly to evolving market needs with new product introductions.

        Our Networking Business Unit, or NBU, offers one of the broadest and most complete set of multimedia communication and videoconferencing network solutions for IP, ISDN (integrated services digital network), SIP, H.323 and 3G-based networks, supporting most end points in the industry today. These products are sold to the enterprise market, U.S. federal government and service provider market.

        On March 15, 2005, we acquired substantially all of the assets of FVC and its wholly owned subsidiary, CUseeMe Networks, Inc., in a bankruptcy proceeding. We acquired FVC’s leading software products that enable interactive voice, video and data collaboration over IP-based networks.

        In the enterprise market we sell to resellers, OEMs, and system integrators who use our infrastructure products to develop and install advanced IP and ISDN-based visual communication systems for use in the company meeting room and on employee’s desktop computers. The NBU also provides video services solutions to service providers, both 3G mobile and IP wireline. We sell our products and platforms to major telecom equipment vendors, such as Cisco and Alcatel, which then integrate our solutions into their larger communications platforms and architectures. These integrated solutions enable the delivery of real-time interactive IP and 3G-based multimedia streaming and video telephony services over both broadband connections (such as cable and DSL) and 3G mobile networks.

        Our Technology Business Unit, or TBU, is a one-stop-shop for developer platforms that equipment vendors use to build multimedia (voice, video, presence and messaging) services over IP and 3G products and solutions. The TBU provides protocol development tools and platforms, as well as associated solutions such as testing platforms and our Multimedia Terminal Framework that enable equipment vendors and service providers to develop and deploy new IP and 3G-based converged networks, services, and technologies.

        Our TBU solutions include developer toolkits for SIP, MEGACO/H.248, MGCP, H.323, RTSP (real time streaming protocol) and 3G-324M, our ProLab™ Test Management Suite and our Multimedia Terminal Framework. TBU also offers an IMS (IP multimedia subsystem) development suite, which extends our existing toolkits to IMS, and recently added new toolkits as part of the IMS development suite, including the IMS Diameter toolkit and NAT traversal.

        Our toolkits have been used by developers in a wide range of environments from chipsets to simple user devices like IP phones, and from integrated video systems through carrier class network devices like gateways, switches, soft switches and 3G multimedia gateways.

        Both business units also assist customers to integrate our technology into their products and to customize our products to their specific needs.

        Our capital expenditures for the years ended December 31, 2004, 2005 and 2006 were approximately $2.3 million, $2.0 million and $2.3 million, respectively. These expenditures were principally for research and development equipment, office furniture and equipment and leasehold improvements.

B.	BUSINESS OVERVIEW

Overview and Strategy

        We are the industry’s leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of unified communications systems over IP and 3G networks. Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.

        We have approximately 450 customers worldwide using our TBU products including, Aethra, Alcatel, Broadreach, Cisco, Comverse, Huawei, LG Electronics, LifeSize, Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Samsung, Siemens, Sony and Telecom Italy. Hundreds of enterprises around the world and tens of telecommunications operators are using our videoconferencing systems and solutions.

        Our goal is to develop and deliver market-leading technology and products that drive widespread adoption and deployment of interactive unified visual communications over packet and next-generation networks. We provide solutions at every level – protocol developer toolkits, professional services, network infrastructure, as well as integrated solutions that complement the communication solutions of other vendors such as those from Aethra, Alcatel, Cisco, Huawei, IBM, LifeSize, and Sony. We believe that the combination of offering IP-centric networking products, along with software toolkits, positions us as a key enabling vendor in the evolution of IP communications. Key elements of our business strategy include the following:

—	Maintain and extend our technology leadership. We believe that we have established ourselves as a technology leader in providing core-enabling technology for a broad range of IP and 3G communication products and services. In this regard, in 2006 we announced support for IBM’s Lotus Sametime and continue to support Cisco’s Unified Communications architecture. During 2006, we announced the new SCOPIA™ architecture that includes an all new MCU (multipoint conferencing unit) with advanced video processing including high definition videoconferencing, and support for a new telecommunications grade chassis. We have accumulated extensive knowledge and expertise as designers and developers of commercial products and technologies for real-time packet-based communication. We continue to place considerable emphasis on research and development to expand the capabilities of our existing products, to develop new products and to improve our existing technology and capabilities. We believe that our future success will depend upon our ability to maintain our technological leadership; bring value to the communications solutions of our partners’ such as Cisco, Alcatel, Aethra, Comverse and others; enhance our existing products; and introduce on a timely basis new commercially viable products addressing the needs of our customers. We intend to continue to allocate significant resources to research and development.

—	Enable the extension of visual communications from the traditional conference room (videoconferencing) application to the desktop, the home, and onto the road over IP and wireless. We have been working with leading technology vendors such as Cisco and IBM, as well as developing partnerships with broadband and wireless service providers, to transform videoconferencing from a meeting room application to a new mode of personal communication. The announcement in 2006 of our integration of our enabling technology with IBM Lotus Sametime, allowing video conferencing and data collaboration, was a significant step in this direction. In 2004, Cisco announced and began deploying desktop video networks based, in part, on our technology. In 2006, we introduced the PC (personal computer)-to-Mobile solution that connects desktop videoconferencing and 3G video phones. 3G operators around the world have performed pilots of our powered video telephony and video streaming applications. Our platforms are key technologies in all of these solutions and we will continue to work to expand the use of video for communications and entertainment at the desktop, in the home and over broadband mobile networks.

—	Strengthen and expand our relationships with our OEM customers. We have established and continue to maintain collaborative working relationships with many company’s in the IP communication market, including Aethra, Cisco and Lifesize as OEMs and Alcatel, Huawei, IBM, Nokia, Nortel, Siemens and Sony as partners. We work closely with our OEM customers to integrate our products and core technology into their solutions. Our core technology and our system design expertise enable us to assist these customers in the development of complete solutions that contain enhanced features and functionality compared to competitive alternatives. We strive to establish long-term relationships with our OEM customers by starting with a few products and subsequently expanding these relationships by increasing the number and range of products sold to these customers. We intend to expand the depth and breadth of our existing OEM relationships, while initiating similar new relationships with other leading OEMs focused on the IP communication market.

—	Continue to offer new and enhanced products and features. We believe that we have consistently been either first, or among the first, to market products that support real-time voice, video and data communication over packet networks. We were the first-to-market with IP gateways that provide combined voice, video and data functionality, the first-to-market with software development kits for the development of H.323-compliant IP communication products and applications, and the first to announce support for SIP (Session Initiation Protocol) in our infrastructure platform. We were also the first to offer a 3G toolkit and 3G to IP (H.323 and SIP) bridging. We continue to be active in enhancing industry standards by improving the call set-up time in video cellular calls, contributing to Firewall/NAT (network address translation) traversal standardization (H.460.18/19) and H.248 video enhancements. We intend to utilize our technological expertise as a basis for market leadership by striving to be the first-to-market with new and enhanced products and features that address the increasingly sophisticated needs of our customers and the evolving markets they serve. In addition, we believe that our participation in the drafting of industry standards gives us the ability to quickly identify emerging trends enabling us to develop new products and technologies that are at the forefront of technological evolution in the IP communication industry.

—	Leverage service provider opportunities. We are working closely with telecommunications equipment providers, 3G mobile carriers, and residential IP (wireline) service providers to enable video services (both communications and streaming/entertainment) to be delivered to the home and the mobile device. In 2005, our 3G products were commercially used for the first time. 3G carriers around the world continued to perform pilots and trials for our video services in 2006. We expect that the market will continue to grow into general use in the next few years, although we cannot assure you what, if any, will be our market share.

—	Enable desktop conferencing and communication through strategic partners. We plan to continue our efforts to maintain our position as a key enabling solution provider for major vendors’ activities to drive visual communication beyond the meeting room and onto the desktop. We intend to leverage our close relationship with Cisco and their efforts in enterprise video telephony by virtue of our Cisco OEM arrangement for certain products, such as MCUs (multipoint conferencing units) and gateways,and the integration of such products into Cisco’s MeetingPlace collaboration product.

Our Business

        Our business is separated into two units: our videoconferencing Networking Business Unit, or NBU, and our software developer toolkit business unit known as the Technology Business Unit, or TBU. The discussion below of our business is separated by unit. In each section we provide an overview of our products, our competitive advantage, and industry trends that are beneficial to each unit and our business.

NETWORKING BUSINESS UNIT

        Our NBU provides powerful unified communications solutions, including meeting room and desktop videoconferencing and video telephony infrastructure and middleware solutions, as well as video solutions, for 3G networks. All references in this annual report to “systems” and “solutions” refer to our videoconferencing products sold through our NBU.

NBU Products

        Our award-winning multimedia communication, videoconferencing and video services network infrastructure products provide both the platform and applications to enable advanced video-based conferencing and collaboration functionality between any video-enabled device, such as a meeting room or a desktop videoconferencing end point, with other telephony and videoconferencing systems. Additionally, our portfolio of telecommunication carrier solutions enables the development and delivery of real-time video services (both streaming and communications) to wireless, wireline, and broadband mobile users. Our solutions can be used by institutions, enterprises, and service providers to create high quality, easy-to-use voice, video, and data communication, collaboration, and entertainment environments, regardless of the communication network – IP, SIP, 3G, H.323, ISDN or next generation IMS (IP multimedia subsystem).

        Our core infrastructure solution for the enterprise is the SCOPIA line of infrastructure. The SCOPIA line of products have replaced the viaIP line of products. These are a family of customizable, scalable array of ports, management solutions, and custom functionality with which customers can design and quickly deploy a highly configured, highly scalable visual communication network for each client’s individual needs. With the SCOPIA product line, the customer can choose the best port configuration, management solution and additional applications, and the entire solution is delivered in an integrated chassis. The SCOPIA family of products is a plug-and-play line of videoconferencing network appliances targeted at the enterprise and service provider market.

        The carrier-grade SCOPIA platform is currently available in two configurations: the SCOPIA 400 (formerly viaIP), a 4-slot, 2U chassis configuration; and the SCOPIA 1000, a larger 21-slot, 12U chassis, which serves new emerging service provider network architectures and higher density needs in large-scale deployments. The blades used in the SCOPIA 400 and SCOPIA 1000 are interchangeable, thereby providing an easy upgrade path from lower capacity deployments using the SCOPIA 400 to higher capacity deployments using the SCOPIA 1000.

        Within the SCOPIA product family, we also offer the SCOPIA 12/24 (which replaced our former product known as INVISION™). The SCOPIA 12/24 bundle is an off-the-shelf, pre-configured solution designed for smaller enterprises.

        To complement the SCOPIA line, we offer the iVIEW™ Suite, a family of management applications to meet such videoconferencing needs such as robust network management and easy-to-use conference scheduling. iVIEW has been extended to address the desktop conferencing market which requires a scalable, robust software-based architecture to enable the delivery of video services to the employees’ video phones and personal computers, or PCs, through integration with third party systems and as a stand alone system.

        In addition, the SCOPIA 3G Video Gateway bridges the gap between mobile networks and wireline networks (IP/ISDN, or IP/Integrated Services Digital Network) and supports real-time bi-directional video telephony and streaming sessions between 3G-324M-based mobile handsets or devices and IP or ISDN-based video terminals, RTSP(real time streaming protocol) streaming servers, network cameras and messaging systems.

        Our complete solution is customizable to layer video, voice, and data collaboration onto a customer’s network. Key components of our solution include:

—	Gateways – provide videoconferencing interoperability between IP, circuit-switched ISDN and 3G end points and networks.

—	Gatekeepers – control, manage, and monitor real-time voice, video and data traffic over the visual communication networks.

—	Conferencing bridges (or multipoint conferencing units, or MCUs) – enable voice or multimedia conferencing over packet and ISDN networks among three or more participants.

—	PathFinder™ – a firewall/NAT (network address translation) traversal solution to enable endpoints in different enterprises to communicate with each other across their firewall and NAT devices.

        In March 2005, we acquired FVC and its Click to Meet, or CTM, product family was added to our NBU portfolio. The CTM solution is designed to address the desktop collaboration market and provides a highly scalable and cost effective solution to PC based video conferencing. The CTM solution provides for scalability to thousands of endpoints within an organization and connectivity to include legacy room systems and hardware endpoint devices into a CTM conference.

        The CTM solution consists of the following components:

—	Conference server – a software based MCU (multipoint conferencing unit) that is highly scalable.

—	Conference manager – a conference management server that registers users and sets up conferences using Microsoft Active Directory services.

—	Conference client – a web-based client that provides the video-collaboration environment on the PC.

        As part of the unified communications concept, we integrate The CTM solution into Microsoft’s Real-Time Communication family of products, such as Live Meeting and Office Communicator, and into IBM’s Lotus Notes and Same Time environments, so that users are using the same applications that they are already familiar with, but with the CTM audio/video collaboration engine.

        For carriers and mobile service providers, our NBU offers a wide range of IMS (IP multimedia subsystem)-ready products that enable mobile, wireline and wireless operators, application service providers, or ASPs, and integrators to deploy and roll out interactive video services. This suite of carrier-grade products, based on advanced video processing, enables access from any bearer – including wireline, wireless, cable, and 3G-324M. These products enable interactive video services that help carrier and operators increase chargeable bandwidth, maximize average revenue per unit, reduce churn and strengthen subscriber loyalty.

        Our Interactive Video Platform, released under the SCOPIA name in early 2007, is an IMS (IP multimedia subsystem)-ready, carrier-grade advanced media server with flexible application programming interfaces (APIs) for deployment and delivery of multiple converged services over any bearer. The SCOPIA Interactive Video Platform enables carriers and service providers to roll out customized interactive mobile video services.

        Mobile operators and ASPs can use our PC (personnel computer)-to-mobile solution to deploy a value added service that enables mobile subscribers to initiate and receive billable video calls from personnel computers or mobile handsets.

        Leveraging technologies pioneered by us over three years ago and which can already be found powering 3G networks trials worldwide, the SCOPIA network infrastructure and SCOPIA Interactive Video Platform are key components in enabling new revenue-generating video-based services that will complement traditional voice and data services these providers already offer. Sample services that can be delivered using the SCOPIA infrastructure and SCOPIA Interactive Video Platform include:

—	video telephony and conferencing;

—	video mail, video messaging;

—	multimedia content streaming (such as television and movies);

—	video call centers;

—	remote surveillance and reporting; and

—	live entertainment and communications services.

NBU Product Benefits

        While our products fully support ISDN, we believe that the principal competitive advantage of our family of solutions, for both our enterprise and service provider offerings, is our IP expertise. We believe that our products are among the leading visual communication infrastructure solutions in the industry today by virtue of our technological innovation in five key areas:

    —        Connectivity. We believe that our network elements can allow connectivity between any networks – circuit switch, packet IP or 3G based.

    —        Simplicity. We deliver easy to use and easy to operate videoconferencing systems that will connect to any standard video endpoint.

    —        Distributed architecture. We believe that no competing product can match the capacity of the SCOPIA platform. Because of its IP architecture, the entire infrastructure does not need to be mounted in a single integrated rack but can be distributed throughout a network.  By distributing intelligence throughout the network, the enterprise benefits from increased redundancy, network traffic optimization, resource management, and high scalability. These benefits of huge scalability and distributed architecture are also found in the CTM product portfolio which is designed to support mass deployments in large enterprises.

    —        Extensive protocol support. In addition to supporting both ISDN and H.323, our solution also supports SIP and 3G-324M for desktop and mobile communications, as well as emerging IMS (IP multimedia subsystem) protocols.

    —        IP protocol expertise. We are a leader in developing and delivering advanced voice and video protocols over IP networks, primarily H.323 and SIP.  As a result, our solutions support the most recent versions of each of the signal protocols with the associated features they enable. In addition, our solutions are interoperable with standards-based end point on the market today.

Visual Communication Market Trends Which May Benefit our Company

        Unified communications in the workplace and at home .With the need for greater efficiency and the importance of accurate communication, companies are turning to new ways of communicating to enable remote parties to interact as if they were in the same room. Conference calls and e-mail usage have increased dramatically and Instant Messaging (IM) is being adopted increasingly in the enterprise. We believe that this trend of accessing all forms of communication from familiar applications is driving the unified communications experience and is making enterprises explore multimedia applications that provide advanced voice, video and data experiences to maximize information flow, whether in a group meeting or person to person.

        Major vendors who provide video telephony and desktop multimedia communications. In 2006, IBM entered into the desktop multimedia communications space with the launch of its SameTime 7.5 software. Microsoft also continues to improve its Office Communicator. Both of these vendors are competing in the enterprise collaboration market with the use of all available medias (such as voice, data and video). We believe that due to our unique IP-based architecture and support of standards, such as SIP, we are well positioned to provide complementary solutions and/or capitalize on the strong marketing and solution trends that these two large companies, as well as others in the industry, are offering to the information technology (IT) manager, chief executive officer, chief information officer and chief technology officer. We have has also integrated our SCOPIA product portfolio with Cisco’s Video Telephony desktop solution, VT Advantage.

        The spread of video telephony beyond the enterprise, into the home and on the road. End users are beginning to use multimedia applications for their communication not only in the enterprise through meeting rooms and desktops, but also at home and on the road. We are encountering this trend and have begun to realize sales from service providers as they are beginning to use our technology to deliver video telephony services to residential homes as just another broadband application like Internet access and video-on-demand. Additionally, 3G wireless providers are increasingly looking to deliver real-time multimedia content to their mobile subscribers. We believe we are well suited to play a role in this market with our 3G-324M architecture and multimedia services support.

        IP leads the way. Traditional (legacy) videoconferencing systems were ISDN (integrated services digital network)-based, however IP-based videoconferencing is the new standard for today’s video telephony and videoconferencing solutions. We were the pioneers of videoconferencing over IP. Our technology is sited in the core of the IP network, enabling network managers to leverage their installed high speed data networks, merge video with voice and data applications (running over the same IP connection) and centrally manage a host of video end points, from meeting room to desktop to PC based systems, and to the wireless and 3G mobile arena. Under our agreement with Cisco, we may in the future supply, at Cisco’s request and discretion, the Cisco TelePresence technology, which was introduced to the market in 2006, through the SCOPIA MCU for multi-site connectivity to traditional VC environments. Cisco’s TelePresence solution is IP based, enabling us to leverage our pioneering position in the video communications over IP arena by enabling distributed architecture, smart bandwidth management and high quality video and voice.

TECHNOLOGY BUSINESS UNIT

        Our TBU provides standards-based protocol toolkits and testing solutions for the development of real-time voice, video and data communication solutions over packet, 3G and IMS (IP multimedia subsystem) networks.

TBU Products

        We offer one of the most complete sets of development toolkits for IP and next generation environments. We sell core enabling technology for real-time IP and 3G-based communications in the form of software development kits and testing tools. Communication equipment providers and developers seeking to create and market industry standard compliant IP telephony and multimedia products, systems and applications need core IP communication protocol software to develop their IP-centric solutions. The same holds true for developers of 3G and next generation-based multimedia solutions.

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

    —        RADVISION SIP Development Toolkit. Session initiation protocol, commonly referred to as SIP, is a popular signaling protocol for initiating, managing and terminating voice and video sessions across packet networks. SIP was designed for building high performance user agents. The RADVISION SIP Toolkit enables the development of products that require full user/agent functionality. The SIP Toolkit is designed to provide high scalability and extensibility for both small and large-scale projects. It enables the implementation of feature-rich SIP entities such as application servers, softswitches, IP-PBXs, gateways and conferencing bridges. The RADVISION SIP Server Toolkit enables the development of SIP-based infrastructure devices such as IP-PBXs and softswitches. Our SIP is a key milestone for implementing the upcoming IMS network and components. The SIP protocol was also adopted by the 3GPP (3rd Generation Partnership Project) as a mandatory part of the IMS architecture for next generation mobile and fixed networks. The SIP Toolkit supports the needed extensions to cope with the 3GPP requirements in order to provide a solution for IMS applications, services and core-network IMS equipment vendors.

    —        RADVISION IMS DIAMETER Toolkit. The IMS DIAMETER Toolkit is a powerful software tool designed for the development of IMS (IP multimedia subsystem) Diameter-compliant network elements. It includes all required development components, including a set of quick start sample applications that demonstrate efficient API (application programming interface) usage, a graphical user interface, or GUI, test application and detailed documentation. Implementing all major IMS interfaces and assuring IETF RFC 3588-compliancy, the IMS DIAMETER Toolkit allows seamless integration with IMS based IP networks (3GPP and TISPAN). The IMS DIAMETER Toolkit is standards-based (IETF, TISPAN and 3GPP), and offers highly reliable performance.

    —        RADVISION NAT Traversal Toolkit. We offer a complete NAT (network address translation) traversal solution for developers. The RADVISION NAT Traversal Toolkit is an Internet Engineering Task Force standards-based Simple Traversal Underneath NAT (STUN) solution that comprises of the latest NAT-related solutions available today for SIP, RTSP, MEGACO/H.248, Diameter and others.

    —        RADVISION SIP Server Platform. The SIP Server Platform provides a complete framework for developing all types of SIP Server applications including Proxies, Redirect Servers, Registrars, Presence Servers, IMS Application Servers and different types of B2BUAs. The SIP Server Platform radically simplifies and accelerates development by providing a standards-compliant, robust and high performance implementation of standard SIP server functionality controlled through a multi-level, user friendly API.

    —        RADVISION H.323 Development Toolkit. H.323 is currently the most widely deployed standard for real-time IP communication. All components of an H.323-compliant network, including terminals, gateways, gatekeepers and conferencing bridges, use the H.323 protocol to communicate. The RADVISION H.323 software development kits provide developers with the core software building blocks needed to develop H.323-compliant products, systems and applications. The RADVISION H.323 software development kit is an integrated set of software programs that execute the H.323 protocol and perform the functions necessary to establish and maintain real-time voice, video and data communication over packet-based networks. The RADVISION H.323 software development kits can be used to develop a broad spectrum of products, including gateways, gatekeepers, conferencing bridges, IP telephones and other H.323-compliant products.

    —        RADVISION MGCP Development Toolkit. Media gateway control protocol, commonly referred to as MGCP, provides functions that complement H.323 and has been developed for large packet networks operated by telecommunication carriers and service providers that require gateways that can support a high number of calls. MGCP is the protocol by which a centralized gateway controller communicates with and controls the numerous gateways throughout a packet network and manages the network traffic through those gateways. MGCP has been adopted by large telecommunication companies and Internet service providers as well as by cable television companies building IP communication solutions over their networks. The RADVISION MGCP software development kit is used to build MGCP compliant media gateways controllers and media gateways.

    —        RADVISION MEGACO Development Toolkit. MEGACO/H.248 is the official industry standard media gateway control protocol for large-scale IP-centric communication networks. Like MGCP, it is an internal protocol used between “intelligent” centralized gateway controllers and numerous “dumb” media gateways that handle voice and video media streams. The standard is the result of a unique collaborative effort between the Internet Engineering Task Force, or IETF, and International Telecommunication Union, or ITU, standards organizations. Derived from MGCP, MEGACO/H.248 offers several key enhancements including support for multimedia and conferencing calls, improved handling of protocol messages and a formal process for creating extensions to support advanced functionality. The RADVISION MEGACO/H.248 Toolkit includes a unique Media Device Manager to greatly simplify application development and reduce development time by eliminating the need for developers to write code for interpreting MEGACO/H.248 messages.

    —        3G-324M Developer Toolkit.The IP network has not evolved sufficiently to support high-quality real-time video and voice services over 3G networks. As a result, the 3G standards body, 3GPP, specified that the 3G-324M protocol would be used as the signaling and transport mechanism for real-time media over 3G (such as video streaming and video chat). 3G-324M routes traffic over the circuit switched network rather than the IP network, enabling the delivery of higher quality services. Because it is circuit-switched based, the standard is well suited for streaming real-time multimedia. 3G-324M enables the immediate development, deployment and support of a wide variety of delay-sensitive applications. These include multimedia conferencing with other 3G mobile end points and wire lined H.323 or SIP terminals, video streaming, cell phone TV, video-on-demand (such as news and sports), multimedia and multi-participant gaming. We were one of the first companies to introduce a toolkit for the development of 3G-324M-based products in early 2003 and we continue to develop improved versions of this solution. We are active in the ITU (International Telecommunication Union) and 3GPP, which are the 3G-324M standardization organizations, and we chair the 3G-324M Activity Group within the IMTC (International Multimedia Telecommunications Consortium).

    —        RADVISION Multimedia Terminal Framework. In mid-2003, we first introduced a product for the manufacture of IP phones. In mid 2005, we introduced the Video Phone function, designated for videophone and residential gateway developers and manufacturers. The framework bundles TBU toolkits along with call control and endpoint management software to provide an IP phone and video phone application for any IP protocol (such as SIP). It is now used for the development of a wide variety of applications and devices, from video phones and IP phones to SoHo PBX systems and IP voice gateways. The advanced functionality and broad flexibility, together with multi-protocol support and advanced features, makes this toolkit central for the development of IP communications solutions.

    —        RADVISION ProLab Testing Suite.The ProLab Testing Suite is comprised of powerful testing tools that comply with the most recent industry standards and are suitable for use in various stages of the product development cycle, quality assurance and pre-deployment. The products perform essential automated tests for IMS, SIP, 3G-324M and H.323 networks and devices, including performance, load, stress, interoperability, media and protocol compliance. Testing is script-driven, which allows for maximum flexibility and customization, and enables the tests to be re-used. The testing suite contains hundreds of pre-written scripts, canned messages and media files to allow for turnkey test setup.

        These highly scalable and feature-rich testing and validation products emulate a wide range of real-world network conditions to test devices and components in rich media collaborative networks. The ProLab suite allows vendors and service providers to perform the rigorous testing and validation needed to ensure high quality, dependability and product deployment. The ProLab suite simulates different network topologies and is specifically designed to perform advanced signaling and media tests. A highly sophisticated scheduling system enables comprehensive automated test procedures during testing cycles. The client/server application is capable of managing single or multiple test agents, such as IMS, SIP, H.323 or 3G-324M

        At the core of the ProLab suite is the ProLab Test Manager. It comes bundled with a variety of components and specific testing products for either single or multi-protocol testing.

    —        Advanced RTP Toolkit. The RADVISION’s Advanced RTP/RTCP (Real-Time Transport Protocol/Real-Time Transport Control Protocol) Toolkit is designed to address the requirements of mature, production IP telephony applications. The Toolkit provides enhanced media transport functionality, including support for Security and IPv6 and NAT/Firewall traversal. The Advanced RTP/RTCP Toolkit seamlessly scales from small, embedded platforms up to densely populated parallel processing environments.

    —        RADVISION RTSP Toolkit. The RADVISION RTSP (Real Time Streaming Protocol) Toolkit includes a set of intuitive application program interfaces, or APIs,for developing multimedia streaming applications for mobile devices such as personal digital assistants (PDAs) and mobile phones as well as broadband IP-based solutions such as IP TV. Our RTSP Toolkit facilitates faster time-to-market by allowing developers to focus on implementing value-added features instead of the intricacies of the underlying protocols. Our RTSP Toolkit is IETF RFC 2326 compliant.

TBU Product Benefits

        Market leading technology for standards – based real-time IP communication. We were one of the original five members of the International Telecommunication Union-Telecommunication committee responsible for defining the H.323 standard, which has been adopted worldwide for real-time packet-based communication. We believe our technology is recognized as the market-leading implementation of the H.323 industry standard for real-time voice, video and data communication over packet networks. We also believe that our technology is recognized as one of the market-leading implementations of the SIP, and other protocols such as 3G-324M and MEGACO/ H.248.

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

        Broad range of product environments. Our products and technology provide our customers with flexibility to design individual products and applications or complete systems. Our customers can build a complete network solution for real-time IP communication using our full suite of products or integrate our products with their own products or other vendor products into their real-time IP communication solution. Similarly, our technology has been designed to enable the development of a broad range of products and applications, from those that can service single users, including hand held devices and residential IP phones, to multi-user products, like highly complex, powerful carrier class gateways. Taken together, we believe our products and technology provide all of the key network components necessary to build real-time IP communication solutions.

Industry Trends That May Benefit Our Developer Toolkits

        Growth in IP communications. In the 1990‘s, IP communication experienced dramatic growth in traffic. Even during the downturn of 2000 and 2001, IP communications continue to grow. We believe that this trend will continue in the future due to:

—	an increasing need for enterprises to expand their networks to enable them to send, access and receive information quickly, economically and globally;

—	an increasing use of the Internet and other packet networks for communicating and engaging in commercial transactions;

—	an increase in available bandwidth at declining prices;

—	the introduction of new voice, video and data communication services and applications;

—	the dramatic growth of wireless and broadband mobile networks and the interest by consumers to use WiFi and 3G-based devices and networks for new multimedia services such as video streaming and video telephony;

—	the increasing focus by both major vendors, such as Cisco and Microsoft, and IT managers to deploy IP-based multimedia communications to employee desktops;

—	the emergence of low cost, high quality IP communications devices that enable people, both in business and in every day life, to communicate more effectively and access real-time video over broadband mobile or residential IP or 3G connections;

—	the growth in complexity of the SIP standard, which is making in-house SIP development by potential customers a more difficult task; and

—	the introduction of the IMS next generation network architecture for both fixed and wireless operators. IMS mandates SIP as its primary signaling protocol and requires a set of new protocols (such as Diameter) as well as major changes and solutions of existing protocols. We offer a complete IMS developers suite that accommodates the growing demand from the IMS developer community.

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

        Our leadership position stems from the pioneering work we began in 1993. We were the first to develop and demonstrate commercially viable technology for establishing real-time voice, video, and data on IP networks. Since our inception, we have been helping to develop the industry standards that are driving the emergence and growth of the use of packet networks for real-time communication. Our company was an original member of the ITU (International Telecommunication Union) team that defined the H.323 standard, and we continue to work closely with the ITU, the IETF (Internet Engineering Task Force), IMTC (International Multimedia Telecommunications Consortium), and other industry consortia to define a broad spectrum of IP telephony protocols for voice and video communication including, SIP, MGCP, MEGACO/H.248, 3G-324M, ARTP, SRTP and Diameter.

        Our protocol toolkits provide the underpinning technology required for the rapid development of next generation products and applications for real-time multimedia communication. Industry giants and emerging technology companies use our family of IP communication protocol toolkits to reduce their time to market for developing interoperable, standards-compliant products, applications and services. Today, our protocols are implemented in a wide range of environments from chipsets to simple user devices like IP phones, video phones, mobile terminals, SIP servers, application servers and video systems through carrier class network devices like gateways, switches and softswitches.

        Growth in real-time voice and video IP communication. Due to the inherent benefits of packet networks and the advent of new technologies and standards that have enabled real-time communication over these networks, the use of packet networks for real-time voice, video and data communication is expected to grow dramatically. This anticipated growth in real-time IP communication is expected to be driven primarily by enterprises and communication service providers migrating to packet networks. As enterprises move from centralized organizations to distributed networks of employees, customers, suppliers and business partners, they require more effective communication capabilities to support their operations and remain competitive in a global and rapidly changing market. Packet networks are well suited for enterprises because they provide enterprises with the following advantages:

—	cost-effective increases in capacity to meet increasing communication traffic demands;

—	support for new communication applications, such as video conferencing and data collaboration, for improved workforce productivity;

—	interoperability with different network configurations of their customers, suppliers and partners; and

—	cost savings associated with simplified network management resulting from creating a single network that handles all communication, rather than having to maintain separate telephone and computer networks.

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

        Broadband mobile. The roll out of 3G (Third Generation) broadband mobile services is moving rapidly in a number of key world markets. While these efforts are proceeding more cautiously in North America, a number of 3G networks in Asia and Europe are already in operation and serving millions of customers. We believe this trend will increase when all-IP networks, such as IMS (IP multimedia subsystem), gain greater acceptance.

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

        Professional Services. In 2003, we launched our Professional Services Division, which assists our customers in developing specialized telecommunications products based on our developer toolkit and reference design solution. This division offers a full range of consulting, engineering and software development services to support our customers in bringing innovative voice and video products to market on time using our suite of developer toolkits and protocol and development expertise. Our Professional Services Division handles the complete project life-cycle from design, throughout the product development, until on-site deployment.

Products and Technology under Development

        We intend to capitalize upon our technological leadership in real-time IP communication and visual communication network appliance and functionality to develop new products and technology that meet the evolving needs of the IP, 3G, and emerging IMS markets, as well as platforms and tools to create new IP-centric enhanced services. We have recently added an IMS portfolio that includes both toolkits and testing tools to provide IMS developers with IMS-compliant software infrastructure. We believe that IMS represents the actual standardized evolution of both wireless (3G evolution to IMS) and fixed (next generation and cable) networks into an all-IP network architecture. Accordingly, we view IMS as an opportunity for us to leverage our technological leadership to achieve business growth.

Customers

        We generally sell our NBU enterprise products to OEMs, systems integrators and VARs. Our OEM customers purchase our products to integrate with their own products or products of other third parties to build complete IP communication solutions. Our systems integrator customers either purchase our full suite of products or integrate our individual products with products of other third parties to build complete IP communication solutions. Our VAR customers purchase our products to resell to end-users as separate units, or as part of a family of related product offerings, either under our RADVISION label or under their private label.

        We sell our service provider products to major telecommunications equipment vendors (who may use our solution as part of a larger service portfolio), telecommunications operators and ASPs.

        We generally sell our TBU products in the form of software development kits directly to developers of IP communication products, systems and applications for developing their own IP communication solutions based on our core enabling technology.

        For the years ended December 31, 2005 and 2006, one customer accounted for approximately 27% and 35%, respectively, of our sales.

        The following is a representative list of our major customers in 2006:

Aethra Ltd	Huawei	NTT
Alcatel Ltd	Hypcom	Oracle
Broadreach	IPC	Presidio
Cisco	Iwatsu	Shenzhen SunLong Communication
Comneon	Kelyan Lab	Shanghai Caohejing
Computer Assets	LG	Siemens
Comverse	Logica CMG	Sony
Conference Solutions	Merck & Co.	Spirent
ECI	Motorola	Telefonica
E-Soft	MSTEL Corporation	TIM
France Telecom	Nortel	Wisepot
Glovicom	Northrop Grumman	Wire One
GS Plus

Sales and Marketing

        Sales organization. We market and sell our products through multiple channels in North and South America, Europe, the Middle East and the Asia-Pacific region. Our networking products are sold to end-users principally through indirect channels by OEMs, system integrators and VARs. We market and sell our technology products, primarily in the form of software development kits, directly to developers of IP and 3G communication products and applications. We sell to service providers through major telecommunications equipment vendors. In several countries in the Asia-Pacific region we sell our software development kits indirectly through local sales representatives.

        We currently have sales offices in the United States in New Jersey, California, Washington and New Hampshire. We also have a sales office in Israel and marketing or representative/liaison offices in Hong Kong, China, Korea, Japan, Singapore, the United Kingdom, France, Germany, Italy, Spain and Brazil. The geographic breakdown of our total sales for the year ended December 31, 2006 was 57.6% in the Americas, 21.1% in Europe, 4.3% in the Middle East and 17% in the Asia-Pacific region.

        We have dedicated sales teams to support our large strategic accounts as well as to identify potential strategic customers who would deploy our products on large scales and generate significant revenues for us.

        In October 2006, we announced that the global growth consulting company Frost & Sullivan selected RADVISION as the recipient of the 2006 Frost & Sullivan Competitive Strategy Leadership Award for its significant gains in market share in 2005 and distinctive market strategies in the Asia Pacific videoconferencing infrastructure systems market.

        Marketing organization. Our marketing organization develops strategies and implements programs to support the sale of our products and technology and to sustain and enhance our market position as an industry leader. Our current marketing efforts include various sales and channel support programs designed to drive sales and marketing communication programs designed to increase industry visibility, including press/analyst tours, trade shows and events, speaking engagements and ongoing interaction with analysts and the media as well as targeted marketing programs. Additional programs include technical seminars where customers and other industry participants are educated in real-time IP communication technology and the benefits of our products and technology. We also view our web site as an important marketing tool for lead generation, customer relations and to support our market position as video communication experts through quality content, including providing information related to issues relevant to the communication industry, as well as important product and market trends.

        To reinforce and further strengthen our market position as a technology leader in the field of real-time IP, 3G and visual communication, we actively participate in key industry consortia and standards bodies. We are also active in defining and reviewing evolving IP communication standards that are being developed by international standards bodies including:

—	ITU-T (International Telecommunication Union - Telecommunication), which has published the H.323 and MEGACO standards;

—	IETF (Internet Engineering Task Force), which has published the SIP and MEGACO standards;

—	CableLabs, an organization of cable operators, which is currently working on defining the MGCP (media gateway control protocol) standard;

—	IMTC (International Multimedia Telecommunications Consortium), a global organization to promote interoperable multimedia communication solutions based on international standards. We regularly participate in IMTC-sponsored InterOP (Interoperability) events, a vendor-neutral forum where IMTC members test the interoperability of their products; and

—	3GPP (3rd Generation Partnership Project), which develops the IMS standards.

Customer Care and Support Services

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

        We provide global customer care and support services for our products and technology. Our customer care and technical support teams are located in Tel Aviv, Israel; Fair Lawn, New Jersey; Bedford, New Hampshire; Sunnyvale, California Hong Kong and China. We offer a 24 hour, seven day a week, 365 days a year service program in certain of our offices to better serve our networking customers who desire the expanded service. We also offer various other services, such as assisting our networking customers with the initial installation, set-up and training. In addition, our technical support team trains and certifies our networking customers to provide local support in each of the geographical areas in which our products are sold.

        In addition, customers who purchase our TBU software development kits generally request that we provide them with ongoing engineering and technical support services to integrate our technology into their products, although these services are not essential for the use of our software development kits. Our standard software development kit contract provides for one year of support services, renewable annually at the customer’s option. Customers who have contracted for support services receive all relevant software updates as well as access to our customer care and technical support teams.

        We also offer professional services, including consulting, development, customization and system integration expertise to our customers, in order to work hand-in-hand throughout the development process. Our professional services are offered both for TBU and NBU customers.

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

        The principal competitors in the market for our products currently include:

Networking Products		Software development kits

—	Polycom Inc.	—	Trillium Digital Systems, acquired by
—	Tandberg		Continuous Computing.
—	Codian Ltd.	—	Aricent
—	Arel	—	Data Connection Limited
		—	Dilithium Networks
In the 3G market:		—	Netbrics
—	Ericsson	—	Open source developers and In-house
—	Dilithium Networks		developers employed by manufacturers of
—	NMS Communications		telecommunication equipment and systems

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

Manufacturing

        Our manufacturing operations consist of materials planning, procurement, out-sourcing of sub-assembled kit’s, final assembly, testing, quality control, packaging and shipping. We generally assemble our products in a subcontractor’s facilities in Israel and test our products at our facilities in Tel Aviv, Israel. We test our products both during and after the assembly process using internally developed quality assurance testing procedures. We have a flexible assembly process that enables us to configure our products at the final assembly stage for customers who require that our products be modified to bear their private label (such as OEM arrangements). This flexibility is designed to reduce our assembly cycle time and reduce our need to maintain a large inventory of finished goods. We use an enterprise resource planning, or ERP, system that we purchased from BAAN Systems and modified to our specific needs. This system allows us to use just in time procurement and manufacturing procedures. We believe that the efficiency of our assembly process to date is largely due to our product architecture and our commitment to assembly process design. We manufacture our software development kits on CD-ROMs and package and ship them accompanied by relevant documentation.

        As part of our commitment to quality, we have been certified as an ISO 9001:2000 and ISO 14001 supplier. The ISO 9001:2000 and ISO 14001 standards defines the procedures required for research and development, customer support and manufacture of products with predictable and stable performance and quality. We are continuously improving our quality based on the quality standards and indicators measured by the ISO 9001:2000 and ISO 14001 processes.

        We currently obtain key components used in the manufacture of certain of our products from a single supplier or from a limited number of suppliers. Any delays in delivery or shortages in these components could interrupt and delay manufacturing of our products and result in the cancellation of orders for our products. In addition, these suppliers could discontinue the manufacture or supply of these components at any time. We may not be able to identify and integrate alternative sources of supply in a timely fashion or at all. Any transition to alternate suppliers may result in delays in shipment and increased expenses and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify an alternative source of supply, we would have to modify our products to use a substitute component, which may cause delays in shipments, increased design and manufacturing costs and increased prices for our products. To date, we have not encountered any material interruptions in supply.

C.	ORGANIZATIONAL STRUCTURE

        We have eight wholly-owned subsidiaries: RADVISION Inc. in the United States, RADVISION (HK) Ltd. in Hong Kong, RADVISION (UK) Ltd. in the United Kingdom, RADVISION FRANCE S.A.R.L. in France, RADVISION Japan KK in Japan, RADVISION B.V. in the Netherlands and RADVISION GmbH in Germany, all of which are primarily engaged in the sale and marketing of our products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China., which is engaged in research and development and in the sales and marketing of our products and technology.

        Zohar Zisapel, the Chairman of our Board of Directors and a principal shareholder of our company, and Yehuda Zisapel, who formerly was a director, the Chairman of our Board of Directors and a principal shareholder of our company, are brothers. Individually or together they are directors and principal shareholders of several other companies which, together with us and the other subsidiaries and affiliates, are known as the RAD-BYNET group (although this is not a legal entity). In addition to engaging in other businesses, members of the RAD-BYNET group are actively engaged in designing, manufacturing, marketing and supporting data communication products, none of which currently compete with our products. Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

D.	PROPERTY, PLANTS AND EQUIPMENT

        Our headquarters and principal administrative, finance, sales and marketing and promotion operations are located in approximately 67,500 square feet of leased office space in Tel Aviv, Israel at an aggregate rental cost of approximately $1.2 million in 2006. The lease for our principal offices expires in June 2010. In the United States, we lease approximately 12,000 square feet of office space in Fair Lawn, New Jersey expiring in September 2007, approximately 3,156 square feet in Sunnyvale, California expiring in April 2010 and approximately 22,000 square feet in Bedford, New Hampshire expiring in February 2011. We also lease approximately 2,600 square feet in Hong Kong expiring in May 2009, approximately 3000 square feet in the United Kingdom expiring in November 2007, approximately 6,500 square feet in China expiring in December 2008, approximately 900 square feet in Japan expiring in January 2008, approximately 1200 square feet in France expiring in March 2009 and approximately 1000 square feet in the Korea expiring in December 2007. The aggregate annual rent for our sales and service offices in the United States, Hong Kong, China, Japan the United Kingdom, Korea and France was approximately $1.2 million in 2006.

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

Background

        We are a leading provider of solutions that enable real-time multimedia (voice, video and data) collaboration and communication over packet and 3G networks. We were incorporated in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994. Since our initial public offering on March 14, 2000, our ordinary shares have been listed on the NASDAQ Global Market (symbol: RVSN) and our ordinary shares have also traded on the Tel Aviv Stock Exchange since October 20, 2002.

        We have eight wholly-owned subsidiaries: RADVISION Inc. in the United States, RADVISION (HK) Ltd. in Hong Kong, RADVISION (UK) Ltd. in the United Kingdom, RADVISION FRANCE S.A.R.L. in France, RADVISION Japan KK in Japan, RADVISION B.V. in the Netherlands and RADVISION GmbH in Germany, all of which are primarily engaged in the sale and marketing of our products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China., which is primarily engaged in research and development and the sale and marketing of our products and technology.

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

Overview

        We are the industry’s leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions. We have approximately 450 customers worldwide including, Aethra, Alcatel, Broadreach, Cisco, Comverse, GS Plus, LifeSize, Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Review Video, Samsung, Siemens, Sony, Telecom Italy and Wisespot.

        We have two separate business units, corresponding to our two product lines, to enable our product development and product marketing teams to respond quickly to evolving market needs with new product introductions.

        Our Networking Business Unit, or NBU, offers one of the broadest and most complete set of multimedia communication and videoconferencing network solutions for IP, ISDN, H.323, SIP and 3G-based networks, supporting most end points in the industry today. These products are sold primarily to resellers and OEMs who use this infrastructure to develop and install advanced IP and ISDN-based communication systems for enterprise customers. The NBU’s Click to Meet™ product line provides a unique highly scalable solution for desktop video collaboration and is sold as an integrated product with common desktop applications. The NBU also provides service providers, both 3G wireless and wireline, with integrated solutions that enable the delivery of converged IP-based multimedia streaming and video telephony applications to corporate customers as a managed service, residential broadband customers and 3G subscribers worldwide.

        Our Technology Business Unit, or TBU, is a one-stop shop of voice and video over IP and 3G Development toolkits. The TBU provides protocol development tools and platforms as well as associated solutions, such as testing platforms and IP phone toolkits, that enable equipment vendors and service providers to develop and deploy new IP and 3G-based converged networks, services, and technologies. TBU solutions include developer toolkits for SIP, MEGACO/H.248, MGCP, H.323, and 3G-324M. It also includes our ProLab™ Test Management Suite and IP phone toolkit. Our toolkits have been implemented in a wide range of environments from chipsets to simple user devices like IP phones, and from integrated video systems through carrier class network devices like gateways, switches, soft switches and 3G multimedia gateways.

        Both business units also assist customers to integrate our technology into their products and to customize our products to their specific needs.

        Our goal is to be the leading provider of solutions that enable real-time multimedia (voice, video and data) collaboration and communication over packet and 3G networks. We provide solutions at every level – protocol developer toolkits, professional services, network infrastructure, as well as integrated solutions that complement the communication solutions of other vendors such as those from Cisco, Sony, Microsoft and Alcatel. We believe that the combination of offering IP-centric networking products, along with software toolkits, positions us as a key enabling vendor in the evolution of next-generation communications. Both of our product lines are essential for building networks that support real time voice and video communication with full interoperability with legacy ISDN/PSTN networks and technologies. We also believe that the opportunities for mass deployment in desktop collaboration and 3G are promising growth levers for our company, complementing our traditional sources of revenues from our TBU and NBU businesses.

Critical Accounting Policies

        We have identified the following policies as critical to the understanding of our financial statements. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, revenue recognition, allowance for doubtful accounts, inventory valuation, goodwill and intangible assets, warranty, income tax valuation allowance, tax contingencies and contingencies. Actual results could differ materially from these estimates.

        Revenue Recognition. We account for our revenue in accordance with the provisions of SOP 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants and as amended by SOP 98-9 and related interpretations. When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met:

—	Persuasive evidence of an arrangement exists. We require evidence of an agreement with a customer specifying the terms and conditions of the products or services to be delivered typically in the form of a signed contract, statement of work or purchase order.

—	Delivery has occurred. For software licenses, delivery takes place when the customer is given access to the software programs via access to a web site or shipped medium. For sales of videoconferencing systems that are delivered physically, delivery takes place upon transfer of the videoconferencing system to the customer’s possession. For services, delivery takes place as the services are provided.

—	The fee is fixed or determinable. Fees are fixed or determinable if they are not subject to a refund or cancellation and do not have payment terms that exceed our standard payment terms. Typical payment terms are between net 30 days to net 90 days.

—	Collection is probable. We perform a credit review of all customers with significant transactions to determine whether a customer is credit worthy and collection is probable.

        In general, revenues are recognized as follows: (i) revenues from license fees and sales of products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable; (ii) maintenance, upgrade protection and technical support is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement; (iii) other services are recognized as the services are performed; and (iv) revenues from royalties are recognized at the time of shipment by customers, as they are reported to us by those customers, and when collectability is probable.

        We exercise judgment and use estimates in connection with the determination of the amount of product software license and services revenues to be recognized in each accounting period. If collection is not considered probable, revenue is recognized when the fee is collected. We record provisions against revenue for estimated sales returns and allowances on product and service-related sales in the same period as the related revenue is recorded. These estimates are based on historical sales returns and analyses of credit memo data, and other known factors. If the historical data we use to calculate these estimates do not accurately reflect future returns, adjustments to these reserves may be required that would increase or decrease revenue or net income.

        Many of our arrangements include multiple elements. Such elements typically include any or all of the following: products or software licenses, software maintenance and technical support and in some cases customization and development of software. For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, revenues are allocated to the different elements in the arrangement under the “residual method” since vendor-specific objective evidence, or VSOE, of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, we defer revenue for the fair value of our undelivered elements (maintenance and support) and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when all other criteria in SOP 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. If sufficient specific objective evidence does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

        The VSOE of fair value of the maintenance and support services included in multiple element arrangements is determined based on the price charged when sold separately (i.e. when renewed).

        In the case of multiple-element arrangements that involve significant modification or customization of the software or involve services that are considered essential to the functionality of the software, contract accounting is applied according to the provisions of SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” in accordance with which revenues are recognized on the percentage of completion basis, when collectability is probable. Percentage of completion is determined based on the “output method,” meaning upon completion of milestones. However, in cases where uncertainty exists subsequent to the completion of the milestone with regard to customer acceptance, revenue is not recognized until actual customer acceptance. The recognition of losses on contracts is reflected in the period in which the changes or losses become known.

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

        Inventories. Inventories are stated at the lower of cost or market. Cost is determined by the average cost method. We write down obsolete or slow moving inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, market conditions and sale forecasts. If actual market conditions are less favorable than we anticipate, additional inventory write-downs may be required.

        Warranty Reserves. Upon shipment of products to our customers, we provide for the estimated cost to repair or replace products that may be returned under warranty. Our warranty period is typically 12 months from the date of shipment although this may vary depending on the demands of the customer. For existing products, the reserve is estimated based on actual historical experience. Factors that may impact our warranty costs in the future include our reliance on our contract manufacturer to provide quality products and the fact that our products are complex and may contain undetected defects, errors or failures in either the hardware or the software.

        Goodwill and Intangible Assets. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The goodwill on our balance sheet is a result of our acquisitions of the assets of FVC in March 2005 and VisionNex Technologies, Inc., or VisionNex, in September 2004. The identifiable intangible assets, other than goodwill, included in our balance sheet are technology and distribution networks acquired from FVC and VisionNex. We review goodwill for potential impairment at least annually and other intangible assets when events or changes in circumstances indicate the carrying value of the other intangible assets may be impaired, in which case we may obtain an appraisal from an independent valuation firm to determine the amount of impairment, if any. In addition to the possible use of an independent valuation firm, we perform internal valuation analyses. We determine fair value using widely accepted valuation techniques, including discounted cash flow analysis. This type of analysis requires us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. As of December 31, 2006 we determined there was no impairment of the VisionNex and FVC goodwill. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge.

        Tax Valuation Allowance. Estimates and judgments are required in the determination of the recoverability of certain of the deferred tax assets, which arise from net operating losses and temporary differences between the tax and financial statement bases of assets and liabilities. Statement of Financial Accounting Standards, or SFAS, No. 109, “Accounting for Income Taxes,” requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

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

        Based on estimates of future taxable profits and losses in certain foreign tax jurisdictions, we determined that a valuation allowance of $1.4 million was required for specific tax loss carryforwards and other temporary differences as of December 31, 2006. If these estimates prove inaccurate, a change in the valuation allowance could be required in the future.

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

        Contingencies. We are involved in legal proceedings and other claims from time to time. We are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for any contingencies are made after careful analysis of each individual claim. The required reserves may change due to future developments in each matter or changes in approach, such as a change in the settlement strategy in dealing with any contingencies, which may result in higher net loss. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. See “Item 8A. Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings.”

Revenues

        We generate revenues from sales of our networking products and our technology products as well as related maintenance and support services. We price our networking products on a per unit basis, and grant discounts based upon unit volumes. We price our software development kits on the basis of a fixed-fee plus royalties from products developed using the software development kits. We sell our products and technology through direct sales and various indirect distribution channels in the Americas, Europe and the Asia-Pacific region.

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

        Research and development costs are charged to operations as incurred. Software development costs are considered for capitalization when technological feasibility is established according to SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Costs incurred after achievement of technological feasibility in the process of software production have not been material. Therefore, we have not capitalized any of our research and development expenses.

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

        Financial income, net. Our financial income, net consists primarily of interest earned on bank deposits and other liquid investments, gains and losses from the re-measurement of monetary balance sheet items denominated in non-dollar currencies into dollars.

Results of Operations

        The following discussion of our results of operations for the years ended December 31, 2004, 2005 and 2006, including the percentage data in the following table, is based upon our statements of income contained in our financial statements for those periods and the related notes, included in this annual report:

	December 31,
	2004	2005	2006

Revenues	100.0%	100.0%	100.0%
Cost of revenues	21.6	17.7	20.0	*

Gross profit	78.4	82.3	80.0
Operating expenses:
Research and development	27.3	27.2	27.8	*
Marketing and selling	37.1	33.2	33.7	*
General and administrative	7.6	6.3	7.1	*
Patent settlement reserve	--	--	2.1

Total operating expenses	72.0	66.7	70.7
Operating income	6.4	15.6	9.3
Financial income, net	2.9	4.1	6.4
Taxes benefit, net	--	(0.1)	(1.0)

Net income	9.3%	19.8%	16.7%

* Including stock-based compensation recorded in 2006 under Financial Accounting Standards Board Statement No. 123 (revised 2004), “Share-Based Payment,” representing 0.4%, 1.6%, 2.1% and 1.1% of total revenues relating to Cost of revenues, Research and development expenses, Marketing and selling expenses and General and administration expenses, respectively.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

        Revenues. Revenues increased by 23.0% from $74.0 million for the year ended December 31, 2005 to $91.0 million for the year ended December 31, 2006. This increase was due to a $15.5 million increase in sales of our networking products and a $1.5 million increase in sales of our technology products. The results reflect increased sales in all regions.

        Revenues from networking products increased by 30.3% from $51.3 for the year ended December 31, 2005 to $66.8 million for the year ended December 31, 2006. The increase in revenues from networking products was primarily attributable to increased OEM sales to Cisco.

        Revenues from technology products increased by 6.6% from $22.7 million for the year ended December 31, 2005 to $24.2 million for the year ended December 31, 2006. The increase in revenues from technology products was attributable to a $2.3 million increase in royalty fees from approximately $4.8 million in 2005 to approximately $7.1 million in 2006. This increase was offset in part by a $1.2 million decrease in software license fee from approximately $9.7 million in 2005 to approximately $8.5 million in 2006.

        Revenue from sales to customers in the Americas increased from $40.0 million, or 54.1% of revenue, for the year ended December 31, 2005 to $52.5 million, or 57.7% of revenue, for the year ended December 31, 2006, an increase of $12.5 million, or 31.3%. This increase in sales to customers in the Americas was primarily attributable to increased OEM sales to Cisco.

        Revenue from sales to customers in Europe and the Middle East increased from $20.9 million, or 28.2% of revenue, for the year ended December 31, 2005 to $23.1 million, or 25.4% of revenue, for the year ended December 31, 2006, an increase of $2.2 million, or 10.5%. This increase in sales to customers in Europe and the Middle East was primarily attributable to increased sales of our networking products.

        Revenue from sales to customers in the Asia-Pacific region increased from $13.1 million, or 17.6% of revenue, for the year ended December 31, 2005 to $15.4 million, or 17.0% of revenue, for the year ended December 31, 2006, an increase of $2.3 million, or 17.6%. This increase in sales to customers in the Asia Pacific region is primarily attributable to increased sales of our networking products mainly in China, Australia, Hong Kong and Korea.

        Cost of Revenues. Cost of revenues increased from $13.1 million for the year ended December 31, 2005 to $18.2 million for the year ended December 31, 2006, an increase of $5.1 million, or 38.6%. Gross profit as a percentage of revenues decreased from 82.3% for the year ended December 31, 2005 to 80.0% for the year ended December 31, 2006. The decrease in gross profit margin resulted from an increase in our networking product sales which have lower profit margins. In addition, cost of revenues for the year ended December 31, 2006 included $373,000 of stock-based compensation recorded under Financial Accounting Standards Board Statement No. 123 (revised 2004), “Share-Based Payment,” or FASB No. 123(R).

        Research and Development Expenses. Research and development expenses increased from $20.1 million for the year ended December 31, 2005 to $25.3 million for the year ended December 31, 2006, an increase of $5.2 million, or 26.0%. The increase was primarily attributable to an increase in the number of research and development personnel. In addition, research and development expenses for the year ended December 31, 2006 included $1.5 million of stock-based compensation recorded under FASB No. 123(R). Research and development expenses as a percentage of revenues increased from 27.2% for the year ended December 31, 2005 to 27.8% for the year ended December 31, 2006.

        Marketing and Selling Expenses. Marketing and selling expenses increased from $24.6 million for the year ended December 31, 2005 to $30.6 million for the year ended December 31, 2006, an increase of $6.0 million, or 24.4%. The increase was primarily attributable to an increase in the number of sales and marketing personnel and increased expenses related to personnel. Marketing and selling expenses as a percentage of revenues increased from 33.2% for the year ended December 31, 2005 to 33.7% for the year ended December 31, 2006. In addition, marketing and selling expenses for the year ended December 31, 2006 included $1.9 million of stock-based compensation recorded under FASB No. 123(R).

        General and Administrative Expenses. General and administrative expenses increased from $4.7 million for the year ended December 31, 2005 to $6.5 million for the year ended December 31, 2006, an increase of $1.8 million, or 38.3%. This increase was primarily attributable to $1.0 million of stock-based compensation recorded under FASB No. 123(R) and increased expenses related to personnel. General and administrative expenses as a percentage of revenues increased from 6.3% for the year ended December 31, 2005 to 7.1% for the year ended December 31, 2006.

        Patent settlement reserve. In 2005, we received a claim from Avistar Communications Corporation, a U.S. developer of video technologies, alleging that we infringed on ten of their patents. During the second half of 2006, following a number of meetings with Avistar, we had the ability to estimate the portion of the possible settlement related to past due royalties in the amount of approximately $1.9 million.

         Financial Income, Net. Financial income, net increased from $3.1 million for the year ended December 31, 2005 to $5.8 million for the year ended December 31, 2006. The increase was primarily a result of higher prevailing interest rates and an increase in funds available for investment. Financial income in 2006 was principally derived from the investment of the proceeds of our March 2000 initial public offering, cash generated from operating activities and exercise of options by employees.

        Taxes on Income. For the year ended December 31, 2006, we recorded an income tax benefit of approximately $900,000. The benefit was primarily derived from an increase in deferred income taxes assets of approximately $900,000, reversing valuation allowances on deferred income tax assets of approximately $600,000 and reversing prior years’ taxes of approximately $700,000, offset in part by $1.3 million of current taxes.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

        Revenues. Revenues increased by 15.3% from $64.2 million for the year ended December 31, 2004 to $74.0 million for the year ended December 31, 2005. This increase was due to a $3.3 million increase in sales of our technology products and a $6.5 million increase in sales of our networking products. The increased sales in networking products were derived from our traditional products and sales of our Click to Meet products that we acquired from FVC in March 2005. The results primarily reflect increased sales in the Americas, Asia-Pacific region and Middle East.

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

        Revenue from sales to customers in the Americas increased from $33.7 million, or 52.0 % of revenue, for the year ended December 31, 2004, to $40.0 million, or 54.1% of revenue, for the year ended December 31, 2005, an increase of $6.3 million, or 18.7%. This increase in sales to customers in the Americas was primarily attributable to increased sales to Cisco and due to revenues from the sales of the Click to Meet products that we acquired from FVC in March 2005.

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

        Taxes on Income. Income tax benefits were $0.1 million for the year ended December 31, 2005. The benefit mainly derived from an increase in deferred income tax assets on temporary differences. We did not record an income tax benefit in 2004.

Consolidated Balance Sheet Data

        Trade Receivables. Trade receivables increased from $12.3 million at December 31, 2005 to $12.9 million at December 31, 2006, an increase of $0.6 million, or 4.8%. This increase was primarily attributable to increased sales volume.

        Allowance for Doubtful Accounts. Allowance for doubtful accounts remained constant at approximately $0.7 million at December 31, 2005 and 2006. Allowance for doubtful accounts as a percentage of trade receivables decreased from 5.4% as of December 31, 2005 to 5.1% as of December 31, 2006.

        Other Receivables and Prepaid Expenses. Other receivables and prepaid expenses increased from $4.3 million at December 31, 2005 to $5.8 million at December 31, 2006, an increase of $1.5 million, or 34.9%. This increase was primarily attributable to an increase in government authorities’ receivables and deferred tax assets.

        Inventories. Inventories increased from $2.6 million at December 31, 2005 to $3.0 million at December 31, 2006, an increase of $0.4 million, or 15.4%. The number of inventory days outstanding decreased from approximately 72 days at December 31, 2005 to approximately 61 at December 31, 2006. The increase in inventory level was primarily attributed to changes we performed in our inventory management.

        Trade Payables. Trade payables increased from $1.8 million at December 31, 2005 to $2.9 million at December 31, 2006, an increase of $1.1 million, or 61.1%. The increase was primarily attributed to an increase in our operating volume.

        Other Payables, Accrued Expenses and Deferred Revenues. Other payables, accrued expenses and deferred revenues increased from $20.7 million at December 31, 2005 to $22.6 million at December 31, 2006, an increase of $1.9 million, or 9.2%. The increase was primarily attributed to a $2.0 patent settlement reserve that we recorded for the year ended December 31, 2006.

Quarterly Results of Operations

        The following tables present consolidated statements of operations data for each of the eight fiscal quarters ended December 31, 2006, in dollars and as a percentage of revenues. In management’s opinion, this unaudited information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that we might achieve for any subsequent periods.

	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006

Revenues	$16,280	$17,473	$19,089	$21,170	$20,136	$22,004	$23,622	$25,261
Cost of revenues	2,776	3,103	3,401	3,830	3,651	4,429	4,833	5,252
Gross profit	13,504	14,370	15,688	17,340	16,485	17,575	18,789	20,009
Operating expenses:
Research and development	4,655	5,054	5,171	5,230	5,745	6,160	6,571	6,855
Marketing and selling	5,757	6,006	6,165	6,660	7,399	7,767	7,635	7,847
General and administrative	1,159	1,152	1,165	1,201	1,461	1,515	1,629	1,887
Patent settlement reserve	-	-	-	-	-	-	1,900	-
Operating income	1,933	2,158	3,187	4,249	1,880	2,133	1,054	3,420
Financial income, net	561	768	774	948	1,271	1,433	1,500	1,621
Tax benefit, net	-	(30)	(11)	153	254	355	569	(2,114)
Net income	$2,494	$2,896	$3,950	$5,350	$2,897	$3,211	$1,985	$7,155

As a percentage of revenues:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	17	18	18	18	18	20	20	21
Gross profit	83	82	82	82	82	80	80	79
Operating expenses:
Research and development	29	29	27	25	29	28	28	27
Marketing and selling	35	34	32	31	37	35	32	31
General and administrative	7	7	6	6	7	7	7	8
Patent settlement reserve	-	-	-	-	-	-	8	-
Operating income	12	12	17	20	9	10	5	13
Financial income, net	3	4	4	4	6	7	6	7
Tax benefit, net	-	-	-	1	1	2	2	(8)
Net income	15%	16%	21%	25%	14%	15%	9%	28%

        Our operating results are likely to fluctuate significantly in the future as a result of various factors, many of which are outside our control. Consequently, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful and, as a result, you should not rely on them as an indication of future performance. See Item 3D “Key Information – Risk Factors – Risks Relating to Our Business.”

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

Political Conditions

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2006. In July 2006, an armed conflict began between Israel and Hezbollah forces in Lebanon, which involved rocket attacks on populated areas in the northern parts of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation has had an adverse effect on Israel’s economy, primarily in the geographical areas directly harmed by this conflict. Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

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

        In addition, many of our officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

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

        Israel and the European Union Community, known now as the “European Union,” concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the “EFTA,” established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and the Asia-Pacific region.

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

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	Israeli devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation %

2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.8
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.3)
2006	(0.1)	(8.2)	8.1

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

Recently Issued Accounting Standards

        In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (when the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the FASB SFAS No. 109, “Accounting for income taxes,” or “FAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within 12 months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. We do not anticipate any material impact on our consolidated financial statements upon the adoption of FIN 48.

        In September 2006, the FASB issued Statement of Financial Accounting Standard, or SFAS, No. 157 “Fair Value Measurements,” or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have any material impact on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS No. 159. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. We are currently assessing the impact SFAS No. 159 will have on our consolidated financial statements.

B.	LIQUIDITY AND CAPITAL RESOURCES

        From our inception until our initial public offering in March 2000, we financed our operations through cash generated by operations and a combination of private placements of our share capital and borrowings under lines of credit. We raised a total of approximately $12.2 million in net proceeds in four private placements prior to our initial public offering. In March 2000, we sold 4,370,000 of our ordinary shares in our initial public offering and 590,822 ordinary shares in a private placement to Samsung Venture Investment Corporation, a member of the Samsung group, and Siemens Aktiengesellschraft. We received net proceeds of $89.2 million from the public offering and private placement.

        As of December 31, 2006, we had approximately $23.1 million in cash and cash equivalents, $84.4 million in short term investments and our working capital was approximately $103.7 million. Taking into account long-term liquid investments, we had approximately $145.6 million in cash and liquid investments as of December 31, 2006.

        Our management believes that another financial measure that is important in assessing our company’s financial condition is day’s sales outstanding, or DSOs. Our DSOs were 46 days at December 31, 2006 compared to 53 days at December 31, 2005.

        Capital expenditures for the years ended December 31, 2004, 2005 and 2006 were approximately $2.3 million, $2.0 million and $2.3 million, respectively. These expenditures were principally for research and development equipment, and office furniture and equipment. In addition, we invested $1.3 million in connection with the purchase of the VisionNex assets in September 2004 and $7.0 million in connection with the purchase of the FVC assets in March 2005. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations, infrastructure and personnel.

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2005	2006
	($ in thousands)

Net cash provided by operating activities	14,114	20,180
Net cash used in investing activities	(11,030)	(31,778)
Net cash provided by financing activities	9,637	1,781
Net increase (decrease) in cash and cash equivalents	12,721	(9,817)
Cash and cash equivalents at beginning of period	20,206	32,927
Cash and cash equivalents at end of period	32,927	23,110

        Net cash provided by operating activities was approximately $20.1 million for the year ended December 31, 2006. This amount was primarily attributable to net income of $15.2 million adjusted for depreciation and amortization expenses of $2.9 million, stock based compensation of $4.8 million recorded under FASB No. 123(R), an increase in trade payables of $1.1 million and an increase of $0.4 million in deferred revenues and accrued severance pay. These adjustments to net income were offset in part by an increase of $3.3 million in deferred income taxes, a $0.4 million increase of inventories and $0.6 million increase in trade receivables. Net cash provided by operating activities was approximately $14.1 million for the year ended December 31, 2005. This amount was primarily attributable to net income of $14.7 million adjusted for an increase in deferred revenues of $1.0 million, and depreciation and amortization expenses of $2.6 million. These adjustments to net income were offset in part by increased accounts receivables of $2.2 million and a $1.4 million increase of inventories.

        Net cash used in investing activities was approximately $31.8 million for the year ended December 31, 2006. Of the cash used in investing activities in the year ended December 31, 2006, approximately $29.5 million, net was used for investments in bank deposits and purchases of marketable securities and approximately $2.3 million was used for purchases of property and equipment. Net cash used in investing activities was approximately $11.0 million for the year ended December 31, 2005. Of the cash used in investing activities in the year ended December 31, 2005, approximately $7.0 million was used to acquire substantially all of the assets of FVC and its wholly owned subsidiary, CUseeMe Networks, Inc., approximately $2.0 million, net was used for bank deposits and purchases of marketable securities and approximately $2.0 million was used for purchases of property and equipment.

        Net cash provided by financing activities was $1.8 million for the year ended December 21, 2006 compared to $9.6 million net for the year ended December 31, 2005. Of the cash provided by financing activities in 2006, $7.0 million was used for repurchase of our company’s shares, $6.8 million was attributable to proceeds received from the exercise of employee options and $2.0 million was attributable to an increase in tax benefits from options. In 2005, cash provided by financing activities was principally attributable to the issuance of ordinary shares for cash upon exercise of options by employees.

        During the second quarter of 2006, we announced that our Board of Directors has authorized the repurchase of up to $30 million or two million of our ordinary shares in the open market from time to time at prevailing market prices. The repurchase program received the approval of the District Court in Tel Aviv Jaffa in August 2006 in accordance with the requirements of the Israeli Companies Law. As of December 31, 2006, we had repurchased 455,973 ordinary shares under the program at a total purchase price of $7.0 million, or an average price of $15.3 per share. As of December 31, 2006, we had reissued 347,088 of the repurchased ordinary shares in connection with the exercise of employee stock options.

        As of December 31, 2006, our principal commitments consisted of obligations outstanding under operating leases. Our capital requirements are dependent on many factors, including market acceptance of our products and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. In the last three years, we have experienced substantial increases in our expenditures as a result of the growth in our operations and personnel. We intend to increase our expenditures in the future consistent with our anticipated growth. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        We place considerable emphasis on research and development to expand the capabilities of our existing products and technology, to develop new products and to improve our existing technologies and capabilities. We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers. Our gross investment in research and development for the years ended December 31, 2004, 2005 and 2006 was $17.5 million, $20.1 million and $25.3 million, respectively. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.

        As of December 31, 2006, our research and development staff consisted of approximately 221 employees compared to 197 as of December 31, 2005. Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel and in part in Beijing, China and New Hampshire, the United States. To introduce new, high quality products, we deploy procedures for the design, development and quality assurance of our new product developments. Our team is divided according to our existing product lines. Each product line team is headed by a team leader and includes software or hardware engineers and quality control technicians.

        We own one registered U.S. patent relating to packet network trunking. During 2006, we filed three new patent applications with the U.S. Patent and Trademark Office covering protocols and techniques to improve multi-media communication.

D.	TREND INFORMATION

        Revenues increased from $64.2 million for the year ended December 31, 2004 to $74.0 million for the year ended December 31, 2005, an increase of 15.3%, to $91.0 million for the year ended December 31, 2006, an increase of 22.8%. This increase was primarily due to increased sales of our networking products.

        Revenues from networking products increased from $44.8 million for the year ended December 31, 2004 to $51.3 million for the year ended December 31, 2005, an increase of 14.5%, to $66.8 million for the year ended December 31, 2006, an increase of 30.2%.

        Revenues from technology products increased from $19.4 million for the year ended December 31, 2004 to $22.7 million for the year ended December 31, 2005, an increase of 17%, to $24.2 million for the year ended December 31, 2006, an increase of 6.6%.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2006 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations	$8,834,000	$3,234,000	$5,600,000	$--	$--
Accrued severance pay	4,417,000	--	--	--	4,417,000

Total	$13,251,000	$3,234,000	$5,600,000	$--	$4,417,000

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Zohar Zisapel (1)	58	Chairman of the Board of Directors
Boaz Raviv	47	Chief Executive Officer
Eli Doron	54	President
Tsipi Kagan	41	Chief Financial Officer
Joseph Atsmon (1) (2)	58	Director
Dan Barnea (2)	61	Director
Liora Lev (2)	54	Director
Andreas Mattes	46	Director
Efraim Wachtel	62	Director

(1)	Member of our Option Committee and Compensation Committee.
(2)	Member of our Audit Committee

        Mr. Dan Barnea, a Class I director, will serve as a director until our 2008 annual general meeting of shareholders. Mr. Andreas Mattes, a Class II director, will serve as a director until our 2009 annual general meeting of shareholders. Messrs. Zohar Zisapel and Efraim Wachtel, Class III directors, will serve as directors until our 2007 annual general meeting of shareholders. Mr. Joseph Atsmon will serve as outside director pursuant to the Israeli Companies Law for a second three-year term until our 2009 annual general meeting of shareholders and Ms Liora Lev will serve as outside director pursuant to the Israeli Companies Law for an initial three-year term, until our 2009 annual general meeting of shareholders (see Item 6C. “Directors, Senior Management and Employees – Board Practices – Outside Directors”).

        Zohar Zisapel has served as a director since November 1992. Mr. Zisapel served as the Chairman of our Board of Directors from November 1992 until August 1999 and again assumed the position of Chairman of our Board of Directors in April 2001. During the last several years, Mr. Zisapel has been engaged mainly in management of high technology companies. Mr. Zisapel is a founder and chairman of the board of directors of RAD Data Communication Ltd. and he serves as a director of other public companies, including RADCOM Ltd., RIT Technologies Ltd., Ceragon Networks Ltd. and Verisity Ltd. Mr. Zisapel holds a B.Sc. degree from the Technion – Israel Institute of Technology and M.Sc. degree from Tel Aviv University.

        Boaz Raviv has served as our chief executive officer since January 2006. Prior to assuming that position and from December, 2000, he served as general manager of our Technology Business Unit (TBU) and he assumed additional responsibility for our Networking Business Unit (NBU) in late 2004. From December 1999 to December 2000, Mr. Raviv served as vice president, business development and marketing of Elron TeleSoft Ltd. and from January 1996 to November 1999, Mr. Raviv served as telecom division manager at Elron Software Ltd.. From July 1989 until December 1995, Mr. Raviv served in various positions at CAP GEMINI, France, among such positions in the development of its data communications network. Mr. Raviv served his apprenticeship at Robotic in CEMAGREF, the French National Center of Mechanical Engineering. Mr. Raviv holds a B.Sc. degree from the Technion – Israel Institute of Technology.

        Eli Doron has served as our President since January 2006 and as our chief technology officer since October 1992. Mr. Doron was a co-founder of our company. Prior to founding our company and from 1983, Mr. Doron served at SIMTECH Advanced Training and Simulation Systems Ltd., initially as hardware manager and from 1998 as chief technology officer. Prior thereto and from 1977, Mr. Doron served as an electronic engineer at MBT Israel Aircraft Industries Ltd. Mr. Doron holds a B.Sc degree in electronics and computer science from Ben-Gurion University and a M.B.A. degree from the University of Bradford in the United Kingdom.

        Tsipi Kagan has served as our chief financial officer since August 1, 2003. Prior to joining us and from April 2000, Ms. Kagan was Chief Financial Officer for Phone-Or Ltd., a leader in advanced optical microphones and sensors. Prior thereto and from September 1994, Ms. Kagan was Senior Manager for Ernst & Young in Israel and from February 1991 to August 1994, she served as a Certified Public Accountant (CPA) for Miller, Kaplan, Arase & Co., an accounting firm in Los Angeles. Ms. Kagan holds a B.A. degree in Accounting and Economics from Tel-Aviv University and is a licensed CPA in Israel.

        Joseph Atsmon has served as an outside director (within the meaning of the Israeli Companies Law) since June 2003 and is the Chairman of our audit committee. Mr. Atsmon has served as a director of Nice Ltd. since July 2001, Ceragon Networks Ltd. since July 2001 and Vocal Tec Communication since December 2005. From 1995 until 2000, Mr. Atsmon served as chief executive officer of Teledata Communication Ltd., a public company acquired by ADC Telecommunication Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and corporate vice president for Business Development. Mr. Atsmon holds a B.Sc. degree in Electrical Engineering, summa cum laude, from the Technion – Israel Institute of Technology.

        Dan Barnea has served as a director since June 2005 and is a member of our audit committee. Mr. Barnea has served as the senior vice president of research and development of BMC Software, Inc., or BMC, a leading provider of enterprise management, since 1999 when BMC acquired New Dimension Software, where he served as chief executive officer from 1995. Prior thereto and from 1991, Mr. Barnea served as chief executive officer of Laser Industries, from 1987 until 1991 he served as general manager for Indigo Ltd. and from 1981 until 1987 he served as vice president of research and development of Elscint Ltd. Mr. Barnea holds a B.Sc. in Electrical Engineering and M.Sc. degree in Computer Science, both from the Technion Israel Institute of Technology.

        Liora Lev has served as an outside director (within the meaning of the Israeli Companies Law) since December 2006 and is a member of our audit committee. Ms. Lev is the founder and has served as general partner of Ascend Technology Ventures since 1999. Of the portfolio companies of Ascend Technology Ventures, Ms. Lev currently serves as a member of the board of directors of Columbus Application Provider and as a member of the board of directors of SintecMedia Ltd., Intellinx Ltd. and Can-Fite BioPharma Ltd. (publicly traded on the Tel Aviv Stock Exchange). From 1994 until 2000, Ms. Lev served as Commissioner of the Israel Securities Authority and as a member of the Israeli Accounting Standards Board. From 1992 until 1998, Ms. Lev served as chief financial officer and was in charge of the chief information officer of Ashtrom Group. Ms. Lev is a certified public accountant in Israel, with over 20 years of experience in business management, information systems management and finance of public and private companies. Ms. Lev holds a B.A. in Accounting and Economics and M.Sc. degree in Management Science, specializing in information systems, both from Tel Aviv University. Ms. Lev is also a graduate of the Advanced Management Program, Harvard Business School.

        Andreas Mattes has served as a director since February 2000. Since January 1, 2006, Mr. Mattes holds a senior sales position at Hewlett-Packard. Since April 1999, Mr. Mattes has been the president of enterprise networks of Siemens ICN. From October 1998 until April 1999, Mr. Mattes was the president of central sales of Siemens ICN. From June 1997 until October 1998, Mr. Mattes was the president of international sales of Siemens PN. From January 1996 until June 1997, Mr. Mattes was the vice president of product management of Siemens PN. From October 1985 until January 2006, Mr. Mattes held various sales, marketing and business administration positions at Siemens. Mr. Mattes graduated as “Diplom Kaufman” from the Ludwigs-Maximilians- Universitaet; Munich Germany in 1985.

        Efraim Wachtel has served as a director since March 1998. Mr. Wachtel has served as president and chief executive officer of RAD Data Communication Ltd., or RAD Data, since November 1997. From October 1985 to November 1997, Mr. Wachtel was vice president of sales and marketing of RAD Data. Prior to joining RAD Data, Mr. Wachtel held various research and development positions in several companies in Israel and the United States. Mr. Wachtel holds a B.Sc. degree in electrical engineering from the Technion -Israel Institute of Technology.

        Set forth below are the name, age, principal position and a biographical description of each of our other senior officers:

Name	Age	Position

Dana Maor	40	Vice President Human Resources
Arnie Taragin	51	Corporate Vice President and General Counsel
Zeev Bikowsky	50	General Manager, Technology Business Unit
Alon Barnea	47	General Manager, Mobile and Service Providers
Ilan Givon	48	Vice President Operations
Robert Rickwood	56	General Manager, Europe, Middle East and Africa
Eitan Livne	44	General Manager, Asia-Pacific
Ron Bleakney	62	General Manager, the Americas

        Dana Maor has served as our Vice President of Human Resources since September 2006. Prior to joining our company and from September 2004, Ms. Maor served as a management and organizational consultant for several high-technology and communications companies. Prior thereto and from January 1999, Ms. Maor held senior human resources positions at Amdocs, a leading provider of software and services solutions. Prior thereto and from September 1996, Ms. Maor held senior human resources positions at Telrad Networks, a telecommunications equipment and services provider. Ms. Maor holds a B.A. degree (cum laude) in psychology and criminology and M.A. degree (cum laude) in industrial and social psychology, both from Bar Ilan University.

        Arnie Taragin has served as our Corporate Vice President and General Counsel since early 2003. Prior to joining our company and from April 1999, Mr. Taragin served as general counsel of Scitex Corporation, and when Scitex Corporation merged with Creo Inc., he became vice president and general counsel of CreoScitex Corporation Ltd. Prior thereto and from 1999, Mr. Taragin was employed by Israeli Aircraft Industries as an attorney. Prior to moving to Israel in 1992, Mr. Taragin practiced law in the United States, first as an associate and then in 1985 as a partner in a law firm, specializing in business law, international commerce and regulatory matters. Mr. Taragin graduated with honors from the Johns Hopkins University (1997) and the University of Maryland Law School (1980) where he received national awards for achievement.

        Zeev Bikowsky has served as our General Manager, Technology Business Unit since March 2006. Prior to joining our company and from 1998, Mr. Bikowsky was the chief executive officer of Seagull Semiconductors, which was acquired by Cisco Systems in 2000. After the acquisition, he served as a group manager in Cisco’s Israeli development center. Prior thereto and from 1996, Mr. Bikowsky was a vice president at DSP Group, where he managed their core technology licensing business unit. Mr. Bikowsky holds a B.Sc. degree from the Ben Gurion University of the Negev and MBA degree from Boston University.

        Alon Barnea has served as our General Manager Mobile and Service Providers Business Unit since May 2006. Prior to joining our company and from 2000, Mr. Barnea served as vice president marketing and business development at Starhome and played a central role in its growth to become the world’s leading provider of mobile roaming technology and solutions. Prior thereto and from 1998, Mr. Barnea held senior positions with Silicon Graphics, on the Europe, Middle East and Africa management team, and as director of e-Business, customer care and emerging technologies. Prior thereto and from 1990, Mr. Barnea served as Managing Director of a Silicon Graphics I subsidiary in Israel. Mr. Barnea holds a B.Sc. degree and M.Sc. degree (cum laude) in Industrial Engineering and Management, both from Tel Aviv University.

        Ilan Givon has served as our Vice President Operations since March 2006. Prior to joining our company and from 2003, Mr. Givon served as the Corporate Vice President for strategic accounts with M-Systems (recently merged into Sandisk), a leading manufacturer of personal data storage solutions. Prior thereto and from 1998, Mr. Givon served for ten years at Intel Corporation, both in Israel and the United States in several key positions related to operations, materials management and logistics. Mr. Givon holds a B.A. degree in Economics and Political Science from Tel Aviv University, and did advanced studies in Executive Business Management at the Hebrew University of Jerusalem Business School and in Purchasing and Materials Supply Management at the Technion-Israel Institute of Technology.

        Robert Rickwood has served as our General Manager for our Europe, Middle East and Africa operations since May 2003. Prior to joining our company and from 1999, Mr. Rickwood served in various positions at Polycom Inc., a manufacturer of videoconferencing equipment, including account director and vice president of sales for the Europe, Middle East and Africa region, with sales management responsibility for the company’s complete line of videoconferencing products in the region. Mr. Rickwood has over 20 years of international sales and management experience in the voice, video and data communications industry. Prior to joining Polycom Inc. and from 1986, Mr. Rickwood was a founder and served as a director of sales at Tricom Group Plc, a voice and data networking company, where he established and expanded a direct and indirect sales team. Prior thereto and from 1978, Mr. Rickwood held a number of sales management positions at CASE Plc, including international sales manager.

        Eitan Livne has served as our General Manager for our Asia-Pacific operations since April 2004. In such position, Mr. Livne manages all sales, field marketing, customer support, human resources, and accounting for this region. Mr. Livne has a wealth of experience in high technology sales throughout Asia. Prior to joining our company and from 2002, Mr. Livne served as the president of TGM International, a specialized multinational firm focusing on providing sales support in Asia to global high technology companies. Prior thereto and from 1994, Mr. Livne served in various positions at ECI Telecom, an Israeli based provider of SDH (Synchronous Digital Hierarchy) Optical networking equipment, during which time he managed the company’s operations in Asia and served as its president for the Asia-Pacific region.

        Ron Bleakney has served as our General Manager for our operations in the Americas since December 2005. Mr. Bleakney has a proven track record in the high technology and telecommunications industries. Prior to joining our company and from 2002, he served as Senior Vice President of Worldwide Sales at Brooktrout Technology, in which capacity he managed OEM, service provider and channel enterprise activities.  Prior thereto and from 1999, Mr. Bleakney served as President of Surf Communications Solutions, Inc., where he spearheaded the company’s expansion into the North American market. Prior thereto, Mr. Bleakney spent nine years at NMS Communications, Inc., where he held senior level sales and marketing positions.

B.	COMPENSATION

        The following table sets forth information concerning the total compensation paid with respect to all of our directors and our executive officers as a group in the year ended December 31, 2006.

Name and Principal Position	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

All officers and directors as a group (nine persons)	$676,000	$121,000

        We provide automobiles or automobiles expense reimbursement to our executive officers at our expense.

        As of December 31, 2006, our directors and executive officers as a group, consisting of nine persons, held options to purchase an aggregate of 601,941 ordinary shares, having exercise prices ranging from $4.70 to $16.58. Generally, the options vest over a four-year period. The options will expire between October 1, 2010 to January 1, 2016 (which is six to ten years from the date of grant of the respective options) or earlier upon termination of employment as an executive officer or service as a director of our company. All of such options were granted under our 2000 Stock Option Plan. See this Item 6E. "Directors, Senior Management and Employees - Share Ownership - Stock Option Plans."

        Pursuant to NASDAQ Marketplace Rules, compensation of our chief executive officer and other executive officers (within the meaning of such rules) is recommended to our board of directors for determination by a majority of our independent directors, subject to any further approvals required under the Israeli Companies Law. See Item 6C. "Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions Under Israeli Law."

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

Outside and Independent Directors

        Outside Directors. Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term "relative" means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder excluding service as an outside director of a company that is offering its shares to the public for the first time.

        In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director. If, at the time an outside director is appointed, all current members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

        As of 2006, at least one of the outside directors elected must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, are not required to appoint an outside director with "accounting and financial expertise" if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have "professional qualification."

        Outside directors are elected by shareholders at a general meeting. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

        In general, outside directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director's professional expertise and special contribution to the company's board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

        Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        Our Board of Directors has two outside directors under Israeli law, Mr. Joseph Atsmon, who has "accounting and financial expertise," and Ms. Liora Lev, who has "professional qualification," as such terms are defined under the Israeli Companies Law.

        Independent Directors. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the Securities and Exchange Commission. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. On March, 30, 2005, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, within the meaning of the NASDAQ Marketplace Rules. Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors. However, despite such notification of non-compliance, as of June 2005, we have maintained a majority of independent directors. In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

        Independent directors of our company meet at least twice a year in executive session. Among other things, at such sessions the independent directors recommend the compensation of all our senior officers and nominate directors to be elected by our shareholders at our annual general meeting. Our executive officers do not participate in any discussions or decisions that involve any aspect of their compensation.

        Our Board of Directors has determined that each of Ms. Lev and Messrs. Atsmon and Barnea qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ. Ms. Lev and Mr. Atsmon are also our outside directors within the meaning of the Israeli Companies Law.

Committees of the Board of Directors

        Audit Committee. Our audit committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.

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

        Our audit committee consists of three members of our Board of Directors who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Joseph Atsmon, Dan Barnea and Liora Lev. Joseph Atsmon has been elected as the Chairperson of the Audit Committee. The audit committee meets at least once each quarter. Our Audit Committee charter is available on our website at www.radvision.com.

        Option Committee. Our board of directors has established an option committee, which administers our option plans (see Item 6E. Directors, Senior Management and Employees - Share Ownership - Stock Option Plans"). The Option Committee is responsible for approving all option grants other than grants to our directors, chief executive officer and all other officers that report to the chief executive officer. Messrs. Zohar Zisapel and Joseph Atsmon are the current members of our option committee.

        Compensation Committee. Our board of directors has established a compensation committee, which is responsible for the hiring and compensation of all employees that report to the chief executive officer of our company, subject to any other approvals that may be required under applicable law. Messrs. Zohar Zisapel and Joseph Atsmon are the current members of our compensation committee.

Internal Audit

        The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor. Our Internal Auditor is currently Mr. Gideon Duvshani, Certified Public Accountant, at Schwartz, Lerner, Duvshani &Co.

Directors' Service Contracts

        We do not have any service contracts with our directors. There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Approval of Related Party Transactions Under Israeli Law

        The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An "office holder" is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, or any person filling any of these positions in a company even if he or she holds a different title, and also includes any other manager directly subordinate to the general manager. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. An office holder must act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the business feasibility of an action brought for his or her approval or performed by him or her by virtue of his or her position; and (ii) all other important information pertaining to these actions. The duty of loyalty requires that an office holder act in good faith and for the benefit of the company, including the duty to (i) avoid any conflict of interest between the office holder's position in the company and any other position he holds or his personal affairs; (ii) avoid any competition with the company's business; (iii) avoid exploiting any business opportunity of the company in order to obtain benefit for the office holder or any other person; and (iv) disclose to the company any information or documents relating to the company's affairs which the office holder received by virtue of his or her position as an office holder. Each person identified as a director or executive officer in the first table under Item 6.A. "Directors, Senior Management and Employees-- Directors and Senior Management" above is an office holder. Under the Israeli Companies Law and our Articles of Association, all arrangements as to compensation of office holders who are not directors require approval of our Audit Committee and Board of Directors if the transaction is an "extraordinary transaction," or relates to exculpation, insurance or indemnification of an office holder, and if such transaction is not an "extraordinary transaction," the approval of our General Manager according to guidelines of the Board of Directors. The compensation of office holders who are directors must be approved by our Audit Committee, Board of Directors and shareholders.

        Under the Israeli Companies Law, transactions of a company with an office holder and transactions of a company with another entity in which an office holder has a personal interest and which are not extraordinary transactions, must be approved by the board of directors or as otherwise provided for in a company's articles of association. An extraordinary transaction is a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company's profitability, assets or liabilities. Extraordinary transactions with an office holder that is not a director and transactions that involve the grant of an exemption, insurance, indemnification or an undertaking to indemnify an office holder that is not a director must be approved by the audit committee and the board of directors. Extraordinary transactions with a director and transactions involving the conclusion of a contract by a company with a director as to the terms of his office, including the grant of an exemption, insurance, indemnification or an undertaking to indemnify, or the conclusion of a contract by a company with a director as to the terms of his employment in other positions, must be approved by the audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the non-controlling shareholders voting on the matter, or provided that the total number of shares held by non-controlling shareholders that voted against the proposal did not exceed one percent of all of the voting rights in the company.

        The Israeli Companies Law requires that an office holder and a controlling shareholder disclose promptly, and no later than by the first board meeting at which such transaction is considered, any personal interest that he or she may have and all related material information and documents, in connection with any existing or proposed transaction of the company. Personal interest includes any personal interest of the person's relative, or any corporation in which the person or any relative of such person is an interested party. The disclosure requirement does not apply where the office holder or controlling shareholder's personal interest is created only by the personal interest of a relative in a transaction that is not an extraordinary transaction.

        A director who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the discussions of the board of directors or audit committee and may not vote on this matter, unless the transaction under consideration is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

        Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements only benefit the company or if the directors' compensation does not exceed the maximum amount of compensation for outside directors determined by applicable regulations. Under very limited circumstances, employment and compensation arrangements for an office holder that is a controlling shareholder of the company or his relative do not require the approval of shareholders. The foregoing relief will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company. If such objection is duly and timely submitted, then the transaction or compensation arrangement will require shareholders' approval as detailed above.

        Board of directors and shareholder approval is also required in the event a company issues its securities in a private placement of securities that will cause a person to become a controlling shareholder, or in the event a private placement in which 20% or more of the company's outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, and that issuance will (i) increase the relative holdings of a shareholder that holds 5% or more of the company's outstanding share capital, or (ii) cause any person to become a holder of more than 5% of the company's outstanding share capital.

        Notwithstanding all of the above, if any of the enumerated transactions requiring special approvals is adverse to the company's interest, such approval would not be effective.

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

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation of Office Holders

        The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her duty of loyalty. If permitted by its articles of association, a company may exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions.

Insurance of Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure office holders in respect of liabilities incurred by the office holder with a respect to an act or omission performed in his or her capacity as an office holder, as a result of:

—	a breach of the office holder's duty of care to the company or to another person;

—	a breach of the office holder's duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company's interests; or

—	a financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

—	a monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court;

—	reasonable litigation expenses, including attorney's fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorneys' fees, incurred by the office holder or which were imposed on him or her by a court, in an action instituted by the company or on the company's behalf or by another person, against the office holder, or in a criminal charge from which he was acquitted, or in a criminal proceeding in which the office holder was convicted of a criminal offense which does not require proof of criminal intent.

        In accordance with the Israeli Companies Law, a company's articles of association may permit the company to:

—	prospectively undertake to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of events which the company's board of directors deems foreseeable considering the company's actual operations at the time of the undertaking, and to an amount or standard that the board of directors has determined as reasonable under the circumstances.

—	retroactively indemnify an office holder of the company.

Limitations on Exculpation, Insurance and Indemnification

        The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exculpating an office holder from duty to the company shall be valid, where such insurance, indemnification or exculpation relates to any of the following:

—	a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently.

—	any act or omission done with the intent to unlawfully yield a personal benefit; or

—	any fine or forfeiture imposed on the office holder.

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

NASDAQ Marketplace Rules and Home Country Practices

        Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.

        On March, 30, 2005, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. However, despite such notification of non-compliance, as of June 2005, we have a majority of independent directors on our Board of Directors. In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee. See above in this Item 6C. "Directors, Senior Management and Employees - Board Practices - Independent and Outside Directors."

D.	EMPLOYEES

        As of December 31, 2006, we had 427 employees worldwide, of whom 221 were employed in research and development, 135 in sales and marketing, 31 in management and administration and 40 in operations. Of such employees, 228 were based in Israel, 99 in the Americas, 79 in the Asia Pacific region and 21 in Europe.

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

        In addition, Israeli law requires Israeli employees and employers to pay specified sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute that include health insurance fees are approximately 16.25% of wages, of which the employee contributes approximately 64.0% and the employer contributes approximately 36.0%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute 13.3% to 15.8%, depending on the employee, of base wages to such plans and the employee contributes about 5.0%. We and our employees are not parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Manufacturers' Association of Israel, are applicable to our employees by "extension orders" of the Israeli Ministry of Labor. These provisions principally concern periodic cost of living adjustments, procedures for dismissing employees, travel allowances, recuperation pay and other conditions of employment.

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

Beneficial Ownership of Executive Officers and Directors

        The following table and the footnotes thereto contain information as of June 4, 2007 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.

Name	Number of ordinary shares (1)	Percentage of outstanding ordinary shares (2)

Zohar Zisapel	2,390,050 (3)	10.83
Boaz Raviv	*	*
Eli Doron	*	*
Tsipi Kagan	*	*
Joseph Atsmon	*	*
Dan Barnea	*	*
Liora Lev	*	*
Andreas Mattes	*	*
Efraim Wachtel	*	*

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 22,002,897 ordinary shares issued and outstanding (which excludes 515,326 ordinary shares held as treasury stock) as of June 4, 2007.

(3)	Includes (i) 1,510,525 ordinary shares owned of record by Mr. Zohar Zisapel; (ii) 75,000 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, of which options to purchase 30,000 ordinary shares have an exercise price of $6.1563 per share and expire in June 2011 and options to purchase 45,000 ordinary shares have an exercise price of $5.085 per share and expire in June 2012; (iii) 306,456 ordinary shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RAD Data Communications Ltd. Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

Stock Option Plans

        In April 1996, we adopted our key employee share incentive plan, or the 1996 Plan. Employees of our company, its subsidiaries and affiliates belonging to the RAD-BYNET group are eligible to participate in the 1996 Plan.

        In March 1999, we adopted our consultants’ option plan, or the 1999 Plan. Employees and directors and consultants employed by us are eligible to participate in the 1999 Plan.

        Under the 1996 Plan and 1999 Plan, we are authorized to issue up to an aggregate 3,163,523 ordinary shares.

        In 2000, we adopted our 2000 Employee Stock Option Plan, or the 2000 Plan, which authorizes the grant of options to employees and consultants of our company and its subsidiaries. The 2000 Plan initially authorized the issuance thereunder of up to 636,477 ordinary shares and, in addition, subject to sufficiency of our authorized share capital, to approve the reservation of up to 4% of our share capital, on a fully diluted basis, in each subsequent year following the year 2000. We are currently authorized to issue up to 7,000,667 ordinary shares under the 2000 Plan. Presently, we only grant new options under the 2000 Plan.

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

        Plan Administration. The option committee appointed by the Board of Directors administers the Option Plans, subject to the ratification of the Board of Directors. Subject to the provisions of the applicable Option Plan and applicable law, the option committee has the authority to recommend to the Board of Directors:

—	the persons to whom awards are granted;

—	the form, terms and conditions of the written stock option agreement evidencing the option, including the type of option and the number of shares to which it pertains, the exercise price, option term, vesting schedule and exercisability of the option in special cases (such as death, retirement, disability and change of control); and

—	the form and provisions of the notice of exercise and payment upon exercise of the option.

        Subject to the provisions of the applicable Option Plan and law, the Board of Directors has the authority to:

—	nominate a trustee for options issued under Section 102 of the Israeli Tax Ordinance;

—	adjust any or all of the number and type of shares that thereafter may be made the subject of options, the number and type of shares subject to outstanding options, and the grant or exercise price with respect to any option, or, if deemed appropriate, make provision for a cash payment to the holder of any outstanding option in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Option Plans in the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities;

—	interpret the provisions of the Option Plans; and

—	prescribe, amend, and rescind rules and regulations relating to the Option Plans or any award there under as it may deem necessary or advisable.

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

        Option Period. Under the 1996 Plan and 1999 Plan, unless otherwise provided in the option grant instrument, an option may not be exercisable after the expiration of 62 months from the date of its award. Under the 2000 Plan, an option may not be exercisable after the expiration of ten years from the date of its award, and in the case of an award of incentive stock options made to a 10% owner, such options may not be exercisable after the expiration of five years from its date of award. No option may be exercised after the expiration of its term. In 2006, the Board of Directors resolved to reduce the option period of future grants to employees to six years.

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

        A summary of the status of the Option Plans as of December 31, 2004, 2005 and 2006, and changes during the years ended on those dates, is presented below:

	Year ended December 31,
	2004			2005			2006
	Amount		Weighted average exercise price	Amount		Weighted average exercise price	Amount		Weighted average exercise price

Options outstanding at the
beginning of the year	4,754,856	(1)	$7.98	4,295,742	(2)	$9.41	3,522,823	(3)	$10.91
Granted	1,521,750		$11.61	1,557,100		$13.01	1,043,000		$17.26
Exercised	(1,224,169)		$5.31	(1,234,979)		$7.42	(794,643)		$8.68
Forfeited	(756,695)		$11.47	(1,095,040)		$11.91	(321,750)		$12.47

Options outstanding at the end of the year	4,295,742	(2)	$9.41	3,522,823	(3)	$10.91	3,449,430	(4)	$13.20

Options exercisable at the end of the year	1,456,032		$9.92	959,532		$9.11	1,086,662		$10.83

Options that may be granted as of the end of the year	60,333			374,435			267,831

(1)	Including options to purchase 862,500 ordinary shares granted to directors of our company and our former chief executive office outside of the Option Plans, pursuant to the approval of our shareholders.

(2)	Including options to purchase 728,750 ordinary shares granted to directors of our company and our former chief executive office outside of the Option Plans, pursuant to the approval of our shareholders.

(3)	Including options to purchase 261,875 ordinary shares granted to directors of our company and our former chief executive office outside of the Option Plans, pursuant to the approval of our shareholders.

(4)	Including options to purchase 241,250 ordinary shares granted to directors of our company outside of the Option Plans, pursuant to the approval of our shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table sets forth certain information, as of the date of June 4, 2007, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares.

Name	Number of ordinary shares beneficially owned (1)		Percentage of outstanding ordinary shares (2)

Zohar Zisapel	2,390,050	(3)	10.83%
Royce & Associates, LLC	1,209,980	(4)	5.50%
TimesSquare Capital Management, LLC	1,164,800	(5)	5.29%
Clough Capital Partners L.P.	1,146,473	(6)	5.21%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 22,002,897 ordinary shares issued and outstanding (which excludes 515,326 ordinary shares held as treasury stock) as of June 4, 2007.

(3)	Includes (i) 1,510,525 ordinary shares owned of record by Mr. Zohar Zisapel; (ii) 75,000 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, of which options to purchase 30,000 ordinary shares have an exercise price of $6.1563 per share and expire in June 2011 and options to purchase 45,000 ordinary shares have an exercise price of $5.085 per share and expire in June 2012; (iii) 306,456 ordinary shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RAD Data Communications Ltd. Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(4)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on January 31, 2007.

(5)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on February 9, 2007.

(6)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on February 6, 2007. The Schedule 13G reflects that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital Partners L.P. serves as investment adviser. Such shares may be deemed beneficially owner by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Clough, Canty and Brock, the managing members of Clough Capital Partners LLC. Each such entity and person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

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

        On February 14, 2005, Saranac Capital Management LP, or Saranac LP, filed a Schedule 13G filed with the SEC reflecting ownership of 3,214,000, or 16.07%, of our ordinary shares. On November 10, 2005, Saranac LP filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting ownership of 2,324,100, or 11.0%, of our ordinary shares. On February 14, 2006, Saranac LP filed with the SEC Amendment No. 2 to the Schedule 13G, on Schedule 13G/A, reflecting ownership of 1,444,299, or 6.83%, of our ordinary shares. The Schedule 13G and amendments thereto reflect that Saranac Capital Management GP LLC is the general partner of Saranac LP and, in such capacity, may be deemed to have investment discretion over and be the beneficial owner of securities held for the account of Saranac LP. In his capacity as the managing member of Saranac Capital Management GP LLC, Mr. Ross Margolies may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the account of Saranac LP, in addition to 20,012 ordinary shares held for the benefit of members of his immediate family. In a final amendment to the Schedule 13G filed with the SEC on June 30, 2006, Saranac LP reported that it no longer held an ownership interest in our company.

        On February 14, 2006, Mr. Yehuda Zisapel filed with the SEC Amendment No. 2 to Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,434,969, or 6.6%, of our ordinary shares. On February 14, 2007, Mr. Yehuda Zisapel filed with the SEC Amendment No. 3 to Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,183,605, or 5.3%, of our ordinary shares. Since such filing, Mr. Yehuda Zisapel’s interest in our company fell below 5.0%.

Major Shareholders Voting Rights

        The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of June 4, 2007, there were 30 holders of record of our ordinary shares, of which 16 record holders holding approximately 91.61% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees.

B.	RELATED PARTY TRANSACTIONS

The RAD-BYNET Group

        Zohar Zisapel, the Chairman of our Board of Directors and a principal shareholder of our company, and Yehuda Zisapel, who formerly was a director, the Chairman of our Board of Directors and a principal shareholder of our company, are brothers. Individually or together they are directors and principal shareholders of several other companies which, together with us and the other subsidiaries and affiliates, are known as the RAD-BYNET group (although this is not a legal entity). These corporations include but not limited to:

AB-NET Ltd.	Commex Technologies Ltd.	RADView Software Ltd.
Axerra Networks Inc.	Packetlight Networks Ltd.	RADWIN Ltd.
BYNET Data Communication Ltd.	RAD-BYNET Properties and	RIT Technologies Ltd.
BYNET Electronics Ltd.	Services (1981) Ltd.	Sanrad Inc.
BYNET SEMECH Outsourcing Ltd.	RAD Data Communication Ltd.	SILICOM Ltd.
BYNET Systems Applications Ltd.	RADWARE Ltd.	WISAIR Inc.
BYNET Software Systems Ltd.	RADCOM Ltd.	QOS Value Added
Ceragon Networks Ltd.	RADLIVE Ltd	Communications 2000 Ltd.

        Yehuda and Zohar Zisapel (together or separately) also hold shares in other real estate, holdings, biotechnology and pharmaceutical private companies. The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

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

        Transactions with related parties:

	Year ended December 31,
	2004	2005	2006
	($ in thousands)

Revenues (1)	$214	$103	$257
Cost of revenues (2)	$39	$16	$16
Research and development expenses (3)	$143	$81	$83
Marketing, selling, general and administrative expenses (3)	$455	$441	$360
Purchase of property and equipment (4)	$624	$665	$582

(1)	Reflects revenues from our products and maintenance sold to affiliated companies.
(3)	Reflects the purchase of components from affiliated companies.
(2)	Reflects the reimbursement of costs to affiliated companies that they incurred in connection with administrative services they provide to our company.
(4)	Reflects the cost of property and equipment that we purchased from affiliated companies.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Legal Proceedings

        In 1998, a third party holder of certain patents sent correspondence to a related party alleging that some products manufactured by the related party infringe upon patents held by the third party and offered to license us these patents. In subsequent correspondence, the related party requested that the third party specifically substantiate each allegation of infringement before the related party would be prepared to enter into any licensing arrangements. We do not believe that these allegations will have a material adverse effect on our business, financial position, results of operations or liquidity. The related party has received further correspondence from the third party, in which the third party has, among other things, reiterated its claims. The related party does not believe the third party has substantiated its claims and has communicated this belief to the third party. The related party has advised us that the alleged infringement claims are unresolved.

        In 2003, another corporation sent us correspondence alleging that some of our products infringe upon patents held by that corporation and offered to license these patents to us. Subsequent correspondence was exchanged during 2004, in which additional requests were made by the claimant.

        We have recorded a provision of approximately $3.4 million, which we believe covers the potential loss from such allegations.

        In 2005, we received a claim from Avistar Communications Corporation, a U.S. developer of video technologies, alleging that we infringed on ten of their patents. The parties have met in an attempt to reach a settlement. While the parties are discussing the licensing fees, the matter is presently still open due to issues regarding the nature and extent of coverage of the proposed license. The parties are continuing to try to resolve these matters in good faith. We believe that we have good defenses to many of the patent claims. During the second half of 2006, following a number of meetings with Avistar, we had the ability to estimate the portion of the possible settlement related to past due royalties in the amount of approximately $1.9 million.

        In September 2006, we became aware that one of our customers, Vemics, Inc., or Vemics, had filed suit in a New York State trial court to obtain the source code of our Click to Meet, or CTM, product. In March 2005, we purchased certain assets of First Virtual Communications, Inc., or FVC, associated with its CTM product in a bankruptcy proceeding. Prior to FVC’s bankruptcy, FVC had signed a contract with Vemics to provide CTM licenses and service to Vemics for approximately $1.6 million, which remained outstanding at the date of the acquisition. When we purchased the CTM business of FVC, we assumed this contract. In connection with the contract, FVC had deposited certain CTM software into escrow with Iron Mountain Intellectual Property Management, Inc., or Iron Mountain. Following the closing of the FVC asset purchase, Vemics claimed financial difficulties and stated that it could not pay the amounts owed to us. In early 2006, without our knowledge, Vemics contacted Iron Mountain and requested release of the escrow. Neither Iron Mountain nor Vemics contacted us, despite contractual requirements that they do so. Vemics claimed it was entitled to the release of the escrow because the filing of bankruptcy by FVC was a “release condition.” When Iron Mountain did not release the escrow, Vemics filed suit against Iron Mountain in the Rockland County State Court in New York claiming that Iron Mountain had promised to release the escrow but had lost the escrowed property. Iron Mountain filed an interpleader action in the Superior Court of Santa Clara against us and Vemics, claiming that under the escrow agreement, we (as successor in interest to FVC) and Vemics were required to indemnify Iron Mountain against any claim (other than for their gross negligence). We have since filed a suit against Vemics for sums owed to us and other violations of the CTM agreements, and Vemics has sued us claiming lost business based on FVC’s failure to repair alleged bugs in the CTM product and/or failure to release the escrow. We have also requested the State Court in California to direct that this matter be resolved by arbitration in accordance with the CTM agreements. Vemics has challenged this request.

        We have performed a preliminary review of this matter with outside counsel. This matter is at a preliminary stage and at this point we do not have enough information to evaluate the risk of exposure to us or the amount, if any, of any potential liability. We believe, however, that we have numerous substantial defenses to the claims of Vemics and that we are entitled to be paid our license fees and other amounts from Vemics and/or Iron Mountain.

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

Annual Stock Information

        The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2002	$7.90	$4.05	$5.95	$4.70
2003	$13.26	$5.05	$12.97	$5.30
2004	$16.00	$9.05	$15.72	$9.17
2005	$18.05	$9.96	$18.40	$10.01
2006	$21.74	$13.86	$21.64	$14.17

Quarterly Stock Information

        The following table sets forth, for the each of the full financial quarters in the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2005
First Quarter	$15.17	$12.15	$15.31	$11.83
Second Quarter	$14.87	$9.96	$13.87	$10.01
Third Quarter	$13.71	$11.06	$13.65	$11.09
Fourth Quarter	$18.05	$12.50	$18.40	$12.85

2006
First Quarter	$21.40	$16.45	$21.30	$15.99
Second Quarter	$18.10	$13.86	$18.06	$14.17
Third Quarter	$17.34	$14.11	$17.42	$14.24
Fourth Quarter	$21.74	$16.33	$21.64	$16.30

2007
First Quarter	$24.97	$18.80	$25.13	$18.64

Monthly Stock Information

        The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

October 2006	$20.76	$16.33	$21.00	$16.30
November 2006	$21.74	$18.62	$21.64	$18.60
December 2006	$21.02	$18.85	$20.96	$18.72
January 2007	$20.43	$18.80	$20.66	$18.64
February 2007	$23.20	$19.33	$23.04	$19.46
March 2007	$24.97	$20.07	$25.13	$20.18
April 2007	$23.97	$19.75	$24.32	$20.51

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Our ordinary shares have been listed on the NASDAQ Global Market since our initial public offering on March 14, 2000 (symbol: RVSN). Since October 20, 2002, our ordinary shares have also traded on the Tel Aviv Stock Exchange.

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

The Powers of the Directors

        Under the provisions of the Israel Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See “Item 6B. Directors, Senior Management and Employees – Compensation.”

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

        The rights attached to the ordinary shares are as follows:

        Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors. See “Item 8A. Financial Information – Consolidated Statements and Other Financial Information – Dividend Distributions Policy.” If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend. Also see “Item 10E. Additional Information – Taxation.”

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

        Pursuant to our articles of association, our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting. and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. For information regarding the election of outside directors, see “Item 6C. Directors, Senior Management and Employees – Directors and Senior Management – Board Practices – Election of Directors.”

        Rights to share in our company’s profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See this Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend Rights.”

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

Annual and Extraordinary Meetings

        Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. See this “Item 10B. Additional Information – Memorandum and Articles of Association- Rights Attached to Shares-Voting Rights.”

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

Provisions Restricting Change in Control of Our Company

        The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards’ confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. The approval of the merger is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder. See also Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

General Corporate Tax Structure

        Israeli companies were generally subject to corporate tax at the rate of 31% of their taxable income in 2006. The corporate tax will be reduced to a rate of 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

        However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise, as discussed below.

        As of December 31, 2006, the net operating loss carry-forwards of our U.S. subsidiary for U.S. tax purposes amounted to approximately $6.5 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2020 through 2025.

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

        On April 1, 2005, an amendment to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a beneficiary enterprise (rather than the previous terminology of approved enterprise). Among other things, the April 2005 amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new beneficiary enterprise commences in the year that is the later of: (i) the year in which taxable income is first generated by a company, or (ii) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only. We began to generate income under the provision of the new amendment as of the beginning of 2006.

        A company that owns an approved enterprise and/or beneficiary enterprise is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits, referred to as the “alternative track.” Under the alternative track, a company’s undistributed income derived from an approved enterprise and beneficiary enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the approved enterprise and beneficiary enterprise within Israel). The exemption begins in the first year that the company realizes taxable income from the approved enterprise.

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

        The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise and beneficiary enterprise. To the extent we have more than one approval or only a portion of our capital investments are approved, our effective tax rate will be the result of a weighted combination of the applicable rates.

Percent of Foreign Ownership	Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period

0-25%	25%	5 years	2 years
25-49%	25%	8 years	2 years
49-74%	20%	8 years	2 years
74-90%	15%	8 years	2 years
90-100%	10%	8 years	2 years

        If a company distributes dividends from tax-exempt approved enterprise and/or beneficiary enterprise income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that applies to it after the initial exemption period. Distribution of dividends derived from approved enterprise and beneficiary enterprise income that was taxed at reduced rates, but not tax exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from approved enterprise and beneficiary enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company).

        The benefits available to an approved enterprise and beneficiary enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and the criteria set forth in the applicable certificate of approval. If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our approved enterprise and beneficiary enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

        Currently, we have three approved enterprise programs and a fourth program, which was granted beneficiary enterprise status, all of them under the alternative track of the Investment Law. We are in the process of converting the third approved enterprise program to a beneficiary enterprise program. As of December 31, 2006, no final approval was received. We have derived, and expect to continue to derive, a substantial portion of our operating income from our approved enterprise and beneficiary enterprise facilities. We are therefore eligible for a tax exemption for a limited period on undistributed approved enterprise and beneficiary enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares. The tax benefits attributable to our current approved enterprise and beneficiary enterprises are scheduled to expire in phases between 2009 and 2017. We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

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

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

        According to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an industrial enterprise owned by it. An “industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

        Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

—	amortization of purchases of acquired technology and patents over an eight-year period for tax purposes;

—	amortization of specified expenses incurred in connection with a public issuance of securities over a three-year period for tax purposes;

—	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

—	accelerated depreciation rates on equipment and buildings.

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

Taxation of Dividends Paid on our Ordinary Shares

Taxation of Israeli Shareholders

        Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 20%, or 25% for a shareholder that is considered a material shareholder (within the meaning of the Israeli Income Tax Ordinance) at any time during the 12-month period preceding such distribution. Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the 25% tax rate.

        Dividends paid from income derived from any of our approved enterprises or beneficiary enterprises are subject to tax, which is withheld at the source, at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability to this tax rate.

Taxation of Non-Israeli Shareholders

        Non-residents of Israeli are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rates applicable to Israeli residents, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

        Under the U.S.-Israel Treaty, the maximum Israeli withholding tax on dividends paid by us is 25%. Dividends of an Israeli company distributed from income of an approved enterprise or beneficiary enterprise are subject to a 15% withholding tax under Israeli law. The U.S.-Israel Tax Treaty further provides for a 12.5% Israeli dividend withholding tax on dividends paid by an Israeli company to a U.S. corporation owning at least 10% or more of such Israeli company’s issued voting power for, in general, the part of the tax year which precedes the date of payment of the dividend and the entire preceding tax year, provided such U.S. corporation meets certain limitations concerning the amount of its dividend and interest income. The lower 12.5% rate applies only to dividends from income not derived from an approved enterprise or beneficiary enterprise in the applicable period and does not apply if the company has more than 25% of its gross income derived from certain types of passive income. Residents of the United States generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes the material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our ordinary shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Holders (as defined below) who hold their ordinary shares as capital assets.

        As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who is:

—	an individual citizen or resident of the United States or an individual treated as a U.S. citizen or resident for U.S. federal income tax purposes;

—	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;

—	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

—	any trust if (A)(i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (B) such trust validly elects to be treated as a United States person.

        The term “Non-U.S. Holder” means a beneficial owner of an ordinary share that is an individual, corporation, estate or trust and is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder are discussed below.

        This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the US-Israel Tax Treaty, each as in effect as of the date of this prospectus. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

—	insurance companies;

—	dealers in stocks, securities or currencies;

—	financial institutions and financial services entities;

—	real estate investment trusts;

—	regulated investment companies;

—	persons that receive ordinary shares in connection with the performance of services;

—	tax-exempt organizations;

—	persons that hold ordinary shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated instrument;

—	persons who hold the ordinary shares through partnerships or other pass-through entities:

—	individual retirement and other tax-deferred accounts;

—	expatriates of the United States and certain former long-term residents of the United States;

—	persons liable for the alternative minimum tax;

—	persons having a "functional currency" other than the U.S. dollar; and

—	direct, indirect or constructive owners of 10% or more, by voting power or value, of our company.

        If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax own advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

        This discussion does not consider the possible application of U.S. federal gift or estate tax or alternative minimum tax.

        All investors are urged to consult their own tax advisors as to the particular tax consequences to them of an investment in our ordinary shares, including the effect and applicability of United States federal, state, local and foreign income and other tax laws (including estate and gift tax laws) and tax treaties.

Distributions Paid on the Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will be required to include in his or her gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations.

        Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day will have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

        Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15%. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15% rate provided that we are not a passive foreign investment company (as described below) for U.S. tax purposes and that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “U.S.-Israel Tax Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the U.S.-Israel Tax Treaty and that the ordinary shares currently will be readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

        Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States, in which case a corporate Non-U.S. Holder may also be subject to the U.S. branch profits tax.

Foreign Tax Credit

        Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividend that we distribute generally will constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each investor who is a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that investor would be entitled to a foreign tax credit.

Disposition of Ordinary Shares

        Upon the sale or other disposition of ordinary shares, subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder’s adjusted tax basis in the ordinary shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

        Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the U.S.-Israel Tax Treaty on the source of income.

        Subject to the discussion below under “Information Reporting and Back-up Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

—	that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, if a tax treaty applies, is attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States; or

—	in the case of any gain realized by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange, and other conditions are met.

Passive Foreign Investment Company Considerations

        Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company. A non-U.S. corporation will be considered a passive foreign investment company for any taxable year in which, after applying certain look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income. For this purpose, passive income includes generally dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.

        If we were classified as a passive foreign investment company, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal tax rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of stock in a passive foreign investment company may not receive a “step-up” in basis on shares acquired from a decedent. If we are a passive foreign investment company in any year, a U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on the disposition of ordinary shares.

        Based on our current and projected income, assets and activities, we do not believe that we will be a passive foreign investment company for our current taxable year. However, because the determination of whether we are a passive foreign investment company is based upon the composition of our income and assets from time to time, we cannot be certain that we will not be considered a passive foreign investment company for the current taxable year or any future taxable year.

        The passive foreign investment company tax consequences described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund, or QEF. If a U.S. Holder makes a timely QEF election, the U.S. Holder would be required to include in income for each taxable year its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to the U.S. Holder. However, a U.S. Holder would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements. We will provide U.S. Holders with the information needed to report income and gain under a QEF election should we become a passive foreign investment company.

        As an alternative to making a QEF election, a U.S. Holder of passive foreign investment company stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder’s adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark to market election is made, is generally treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in its income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a passive foreign investment company, will be capital gain or loss. The mark-to-market election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a passive foreign investment company that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national securities exchange that is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that The NASDAQ Global Market will constitute a qualified exchange or other market for this purpose. However, we can not be certain that our ordinary shares will continue to trade on The NASDAQ Global Market or that the ordinary shares will be regularly traded for this purpose.

        The rules applicable to owning shares of a passive foreign investment company are complex, and each holder who is a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a passive foreign investment company.

Information Reporting and Backup Withholding

        Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

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

        As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, in 2001, we began to voluntarily file our annual and interim reports on Forms 10-K, 10-Q and 8-K. On March 14, 2005, we filed a Form 8-K advising that we would begin to file our annual reports with the Securities and Exchange Commission on Form 20-F for foreign private issuers, effective as of the year ended December 31, 2004, and that we would timely furnish our quarterly unaudited financial statements under a Report of Foreign Private Issuer on Form 6-K.

        This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website at www.radvision.com. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-29871.

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

Interest Rate Risk

        As of December 31, 2006, we had cash and cash equivalents and short and long-term investments of $145.6 million. We invest our cash surplus in time deposits, cash deposits, U.S. federal agency securities and corporate bonds with an average credit rating of AA. These investments are not purchased for trading or other speculative purposes. Due to the nature of these investments, we believe that we do not have a material exposure to market risk.

        Our exposure to market risks for changes in interest rates other than our investment is securities is limited since we do not have any material indebtedness

Foreign Currency Exchange Risk

        We develop products in Israel and sell them in the Americas, the Asia-Pacific region and several European countries. As a result our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

        Most of our revenues generated outside of the United States are denominated in U.S. dollars. Costs not effectively denominated in U.S. dollars are translated into U.S. dollars, when recorded, at the prevailing exchange rates at the date of the transaction. Consequently, fluctuations in the rates of exchange between the U.S. dollar and non-U.S. dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the U.S. dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the U.S. dollar will decrease the dollar reporting value for those transactions.

        Since most of our sales are quoted in dollars, and a portion of our expenses are incurred in NIS, our results may be adversely affected by the revaluation of the NIS against the U.S. dollar or by a change in the rate of inflation in Israel or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the U.S. dollar and other foreign currencies. In 2006, the NIS appreciated by approximately 8.2% against the U.S. dollar. In comparison, in 2005, the NIS depreciated against the U.S. dollar by approximately 6.8%. In 2006 the deflation rate in Israel was approximately 0.1% compared to an annual inflation rate of approximately 2.4% in 2005

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

        None.

Use of Proceeds

        We sold 4,370,000 of our ordinary shares in our initial public offering on March 14, 2000. The aggregate offering price of the shares sold was $87.4 million. The total expenses of the offering were approximately $8,950,000. None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates. The net public offering proceeds to us, after deducting the total expenses were approximately $78,500,000. Such proceeds have been invested in liquid investments and short-term bank deposits and have been used for working capital purposes. As of December 31, 2006, we had $145.6 million in cash, cash equivalents and short-term bank deposits.

ITEM 15.	CONTROLS AND PROCEDURES

        Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

        Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

        Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report. Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2006 the company’s internal control over financial reporting was effective.

        This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

        There was no change in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	RESERVED.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Mr. Joseph Atsmon, an outside director and the Chairman of our Audit Committee, qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Atsmon’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management.”

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

Fees Paid to Independent Public Accountants

        The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accounting firm. All of such fees were pre-approved by our Audit Committee.

	Year ended December 31,
Services Rendered	2005	2006

Audit (1)	$159,000	$147,000
Tax (2)	$34,000	$38,000
Other (3)	$10,500	-
Total	$203,500	$185,000

(1)	Audit fees relate to services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.
(3)	Other fees include fees for consulting services rendered to us, mainly with respect to implementation of incentive laws in Israel.

Pre-Approval Policies and Procedures

        Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernest & Young Global. The policy generally pre-approves certain specific services in the categories of audit services, audit-related services and tax services up to specified amounts, and sets requirements for specific case-by-case pre-approval of certain projects, those which may have a material effect on our operations or services over certain amounts. Pre-approval may be given as part of the Audit Committee’s approval of the scope of the engagement of our independent registered public accountants or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The pre-approval of services is sometimes delegated to one or more of the Audit Committee’s members, but the decision must be presented to the full Audit Committee at its next scheduled meeting. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit services defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also considers whether proposed services are compatible with the independence of the registered public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

        On August, 2006, our Board of Directors authorized the repurchase of up to $30 million or two million of our ordinary shares in the open market from time to time at prevailing market prices. The repurchase program received the approval of the District Court in Tel Aviv – Jaffa in August 2006 in accordance with the requirements of the Israeli Companies Law. In August and September 2006, we repurchased am aggregate 455,973 ordinary shares under the program at a total purchase price of $7.0 million, or an average price of $15.33 per share. We did not repurchase any ordinary shares under the program after September 2006 through the remainder of 2006. As of December 31, 2006, we used 347,088 of the repurchased shares for issuance upon exercise of employee stock options. We intend to continue this program during 2007.

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

Period in 2006	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs

August	439,272	$15.31	439,272	$23,274,746
September	16,701	$15.96	455,973	$23,007,754

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements
Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Income	F-4
Statements of Changes in Shareholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6 - F-7
Notes to Consolidated Financial Statements	F-8 - F-40
Schedule II	87

ITEM 19.	EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant (1)

1.3	Amendment to Articles of Association of the Registrant (2)

2.1	Form of Ordinary Share Certificate (1)

4.1	Form of 2000 Employee Stock Option Plan (3)

4.2	Key Employee Share Incentive Plan, as amended (1)

4.3	Consultant Option Plan, as amended (1)

8.	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-30916, as amended, filed with the Securities and Exchange Commission, and incorporated herein by reference.
(2)	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission, and incorporated herein by reference.
(3)	Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission, and incorporated herein by reference.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADVISION LTD. AND ITS SUBSIDIARIES

        We have audited the accompanying consolidated balance sheets of Radvision Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the accompanying financial statement schedule II. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the accompanying financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As explained in Note 2(q) to the consolidated financial statements, on January 1, 2006 the Company adopted Statement of Financial Accounting Standards No. 123(revised 2004), “Share Based Payment”.

/s/ Kost Forer Gabbay and Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 14, 2007	A Member of Ernst & Young Global

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$32,927	$23,110
Short-term bank deposits	17,503	48,357
Short-term held-to-maturity marketable securities	46,015	36,048
Trade receivables (net of allowance for doubtful accounts of $ 734
and $ 749 at December 31, 2005 and 2006, respectively)	12,257	12,866

Other accounts receivable and prepaid expenses	4,115	5,838
Inventories	2,593	2,979

Total current assets	115,410	129,198

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term bank deposits	11,395	11,365
Long-term held-to-maturity marketable securities	17,111	26,691
Severance pay fund	2,931	3,481
Long term deferred tax asset	203	2,797

Total long-term investments and receivables	31,640	44,334

PROPERTY AND EQUIPMENT, NET	3,190	3,609

GOODWILL	2,966	2,966

OTHER INTANGIBLE ASSETS, NET	3,542	2,452

Total assets	$156,748	$182,559

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,783	$2,919
Deferred revenues	8,533	8,748
Accrued expenses and other accounts payable	12,122	13,870

Total current liabilities	22,438	25,537

ACCRUED SEVERANCE PAY	3,643	4,417

Total liabilities	26,081	29,954

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.1 par value -
Authorized: 25,000,000 shares at December 31, 2005 and 2006;
Issued and outstanding: 21,803,997 and 22,251,552
shares at December 31, 2005 and 2006, respectively	218	228
Additional paid-in capital	116,446	126,944
Treasury stock (0 and 108,885 Ordinary shares at December 31,
2005 and 2006, respectively)	-	(1,670)
Retained earnings	14,003	27,103

Total shareholders' equity	130,667	152,605

Total liabilities and shareholders' equity	$156,748	$182,559

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2004	2005	2006

Revenues:
Products	$40,212	$44,548	$56,222
License and royalties	13,758	14,486	17,210
Services	10,266	14,978	17,591

Total revenues	64,236	74,012	91,023

Cost of revenues:
Products	12,009	9,524	13,602
Services	1,871	3,586	4,563

Total cost of revenues	13,880	13,110	18,165

Gross profit	50,356	60,902	72,858

Operating costs and expenses:
Research and development	17,484	20,110	25,331
Selling and marketing	23,848	24,588	30,648
General and administrative	4,900	4,677	6,492
Patent settlement reserve	-	-	1,900

Total operating costs and expenses	46,232	49,375	64,371

Operating income	4,124	11,527	8,487
Financial income, net	1,860	3,051	5,825

Income before taxes on income	5,984	14,578	14,312
Tax benefit, net	-	112	936

Net income	$5,984	$14,690	$15,248

Basic net earnings per Ordinary share	$0.30	$0.70	$0.69

Diluted net earnings per Ordinary share	$0.28	$0.66	$0.67

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Treasury stock	Retained earnings (accumulated deficit)	Total shareholders' equity
	Number	Amount

Balance as of January 1, 2004	19,344,849	$187	$104,663	$(5,075)	$(5,473)	$94,302

Exercise of share options by employees	1,224,169	9	2,604	5,075	(1,198)	6,490
Net income	-	-	-	-	5,984	5,984

Balance as of December 31, 2004	20,569,018	196	107,267	-	(687)	106,776

Exercise of share options by employees	1,234,979	22	9,155	-	-	9,177
Tax benefit related to exercise of stock options	-	-	24	-	-	24
Net income	-	-	-	-	14,690	14,690

Balance as of December 31, 2005	21,803,997	218	116,446	-	14,003	130,667

Reversal of valuation allowance relating to
loss carryforwards in respect of exercise
of stock options	-	-	1,767	-	-	1,767
Tax benefit resulting from exercise of stock options	-	-	244			244
Purchase of treasury shares	(455,973)	-	-	(6,992)	-	(6,992)
Exercise of share options by employees	794,643	10	3,711	5,322	(2,148)	6,895
Stock based compensation	-	-	4,776	-	-	4,776
Net income	-	-	-	-	15,248	15,248

Balance as of December 31, 2006	22,142,667	$228	$126,944	$(1,670)	$27,103	$152,605

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

Cash flows from operating activities:
Net income	$5,984	$14,690	$15,248
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,513	2,589	2,939
Loss (gain) on sale of property and equipment	75	(14)	(22)
Accrued interest on held-to-maturity marketable securities and bank deposits and
amortization of premium	1,589	228	(905)
Stock-based compensation	-	-	4,776
Tax benefit relating to loss carryforwards resulting from exercise of stock options	-	-	(2,011)
Increase in trade receivables, net	(1,378)	(2,194)	(609)
Increase in other accounts receivable and prepaid expenses	(729)	(60)	(846)
Increase in inventories	(251)	(1,373)	(386)
Deferred tax benefit	-	(203)	(1,571)
Increase (decrease) in trade payables	669	(156)	1,136
Increase in deferred revenues	1,470	966	215
Increase (decrease) in accrued expenses and other accounts payable	(91)	(127)	1,992
Tax benefit related to exercise of stock options	-	24	-
Decrease (increase) in accrued severance pay, net	(214)	(256)	224

Net cash provided by operating activities	9,637	14,114	20,180

Cash flows from investing activities:
Proceeds from redemption of held-to-maturity marketable securities	35,240	42,330	63,633
Purchase of held-to-maturity marketable securities	(43,630)	(32,939)	(62,982)
Proceeds from withdrawal of bank deposits	17,121	23,179	19,132
Purchase of bank deposits	(17,002)	(34,662)	(49,315)
Purchase of property and equipment	(2,319)	(1,956)	(2,268)
Proceeds from sale of property and equipment	23	19	22
Purchase of FVC's assets (2a)	-	(7,001)	-
Purchase of VisioNex's assets (2b)	(1,320)	-	-

Net cash used in investing activities	(11,887)	(11,030)	(31,778)

Cash flows from financing activities:

Purchase of treasury shares at cost	-	-	(6,992)
Issuance of Ordinary shares and treasury stock for cash upon exercise of options	6,023	9,637	6,762
Tax benefit relating to loss carryforwards resulting from exercise of stock options	-	-	2,011

Net cash provided by financing activities	6,023	9,637	1,781

Increase (decrease) in cash and cash equivalents	3,773	12,721	(9,817)
Cash and cash equivalents at the beginning of the year	16,433	20,206	32,927

Cash and cash equivalents at the end of the year	$20,206	$32,927	$23,110

(1) Supplemental disclosure of non-cash activity:

Receivables on account of shares	$475	$15	$148

Cash paid during the year for:
Interest	$-	$-	$245

Income taxes	$-	$-	$71

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(2)	Supplemental disclosure of cash flow information:

a.	In March 2005, the Company acquired the assets and the business of First Virtual Communication Inc. (“FVC”). The net fair value of the assets acquired and the liabilities assumed at the date of acquisition was as follows:

Working capital, excluding cash and cash equivalents	$265
Property and equipment	57
Technology	3,285
Distribution network	1,075
Goodwill	2,319

$7,001

b.	In July 2004, the Company acquired the assets and the business of VisioNex Technologies Inc. ("VisioNex"). The net fair value of the assets acquired was as follows:

Technology	$673
Goodwill	647

$1,320

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL

a.	RADVISION Ltd. (“the Company”) is an Israeli corporation which designs, develops and supplies products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet Protocol (“IP”).

The Company’s products and technology are used by its customers to develop systems that enable enterprises and service providers to use packet networks for real-time IP communications.

The Company operates under two reportable segments: 1) the Networking Business Unit (“NBU”), which focuses on networking products and is responsible for developing networking products for IP-centric voice, video and data conferencing services; and 2) the Technology Business Unit (“TBU”), which focuses on creating developer toolkits for the underlying IP communication protocols and testing tools needed for real-time voice and video over IP.

The Company has eight wholly-owned subsidiaries: RADVISION Inc. in the United States, RADVISION HK in Hong Kong, RADVISION U.K. in the United Kingdom, RADVISION Japan KK in Japan, RADVISION FRANCE S.A.R.L in France, RADVISION B.V. in the Netherlands and RADVISION GmbH in Germany, all of which are primarily engaged in marketing the Company’s products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China (see c below), which is engaged in research and development and marketing the Company’s products and technology.

b.	Acquisition of assets and the business of First Virtual Communication Inc. (“FVC”):

Following a bidding process held under the supervision of a United States Bankruptcy Court, the Company acquired certain of the assets of FVC and its wholly-owned subsidiary, CUseeMe Networks, Inc. on March 15, 2005. FVC creates leading software products that enable interactive voice, video and data collaboration over IPbased networks. The cash purchase price for the acquisition, including transaction costs, was $ 7,496.

The acquisition was accounted for under the purchase method of accounting, in accordance with Statement of the Financial Accounting Standard No. 141, “Business Combinations,” or SFAS 141 and accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition. The results of FVC’s operations were included in the consolidated financial statements commencing from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The purchase price of the acquisition was determined and paid based on significant consideration for synergistic and strategic benefits. Accordingly, the transaction resulted in goodwill of $ 2,319. The Company believes that the goodwill represents synergies achievable by combining FVC’s technology, customer relationships and established reputation with the Company’s products and expertise in interactive voice, video and data collaboration over IPbased networks solutions to accelerate the development and commercialization of the Company’s product.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition to FVC’s net assets as follows:

Tangible assets acquired (including cash and cash equivalents)	$1,167
Liabilities assumed	(350)
Intangible assets:
Technology	3,285
Distribution networks	1,075
Goodwill	2,319

Total consideration	$7,496

Amortization of acquired technology and distribution networks is calculated using estimated useful lives of four years.

Goodwill of $ 2,319 represents the excess of the purchase price over the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually. The acquired goodwill is allocated to the NBU segment.

The unaudited pro forma combined revenues of the Company and FVC for the year ended December 31, 2004, assuming the acquisition had occurred at the beginning of the period, amounted to $76,960.

c.	Acquisition of assets and the business of VisionNex Technologies Inc.:

In May 2004, the Company entered into an asset purchase agreement with VisionNex Technologies Inc. (“VisionNex”), a U.S. – based company with a wholly-owned Chinese subsidiary.

In July 2004, the Company incorporated a wholly-owned subsidiary under the laws of China, RADVISION Communication Development (Beijing) Co. Ltd., for the purpose of operating a research and development center in China.

The cash purchase price amounted to $ 1,320. The assets to which the acquisition cost was allocated consisted of the technology and workforce used by VisionNex in conducting its business. For the useful life of intangible asset see Note 7. In addition, the Company hired certain former employees of VisionNex.

The transaction was accounted for in accordance with SFAS 141. The purchase price was allocated to the technology with the residual recognized as goodwill. The pro-forma effect of the acquisition is immaterial to the Company’s results.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	–	GENERAL (Cont.)

Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition to VisionNex net assets as follows:

Technology	$673
Goodwill	647

$1,320

Goodwill of $ 647 represents the excess of the purchase price over the fair market value of intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually. The acquired goodwill is allocated to the NBU segment.

d.	Revenues derived from the Company’s largest customer in 2006, represented 35.0% of total sales (see Note 12e).

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company’s revenues are generated in U.S. dollars (“dollar”). In addition, a significant portion of the Company’s and its subsidiaries’ costs is incurred in dollars. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, the Company’s and its subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with Statement of the Financial Accounting Standard No. 52, “Foreign Currency Translation” (“SFAS No. 52”). Amounts in currencies other than U.S. dollars have been remeasured as follows:

Monetary balances – at the exchange rate in effect on the balance sheet date; revenues and costs – at the exchange rates in effect as of the date of the transactions.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income under financial income, net.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash and cash equivalents:

Cash and cash equivalents include short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date of purchase.

e.	Marketable securities:

The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity since the Company has the intent and ability to hold these securities to maturity. These securities are stated at amortized cost and are therefore adjusted for amortization of premiums or accretion of discounts to maturity. Such amortization, accretion and interest on the debt securities are included in financial income, net.

According to the Staff Accounting Bulletin No. 59 (“SAB 59”), management is required to evaluate each period whether the impairment of value for securities is other than temporary. The Company’s policy in evaluating the fair value of its investments in marketable securities is based on the following factors: (i) whether there is a significant impairment of value of the securities suspected to be other than temporary, (ii) the ability to hold the security until recovery and (iii) the intention to hold the security until recovery.

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of less than one year. The deposits are in dollars and bear interest at an annual weighted average rate of 4.99% and 3.68% at December 31, 2006 and 2005 respectively. The short-term deposits are presented at their cost, including accrued interest.

g.	Long-term bank deposits:

Long-term bank deposits are deposits with maturities of more than one year. The deposits are in dollars and bear interest at an annual weighted average rate of 5.08% and 4.36% at December 31, 2006 and 2005 respectively. The long-term deposits as of December 31, 2006 mature in 2008. The long-term deposits are presented at their cost, including accrued interest.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Inventories:

Inventories are stated at the lower of cost or market value.

Cost is determined as follows: Raw materials – using the average cost method.

Finished products – raw materials using the average cost method and subcontractors’costs.

Inventory write-offs and write-down provisions are recorded to cover risks arising from slow-moving items or technological obsolescence. The Company periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on assumption of future demand and market conditions) and the age of the inventory. Based on this evaluation, provisions are made when required to write inventory down in an amount equal to the difference between the cost of inventory and the estimated market value. The Company’s provision for slow-moving items or technological obsolescence was $ 895 and $ 1,246 as of December 31, 2005 and 2006, respectively.

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	7 - 15
Motor vehicles	15
Leasehold improvements	Over the shorter of the term
of the lease or useful lives

j.	Goodwill and Intangible assets:

Goodwill reflects the excess of the purchase price of a business acquired over the fair value of net assets acquired. Intangible assets consist mainly of acquired technology and distribution network.

The Company follows the provision of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets (“SFAS No. 142”), according to which goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise).

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. As of December 31, 2006 and 2005, no instances of impairment were found.

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. The Company amortizes its intangible assets on a straight line basis.

k.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. As of December 31, 2006, no impairment indicators have been identified.

l.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company covers this liability by monthly deposits for insurance policies and by an accrual.

The value of these policies is recorded as an asset in the Company’s balance sheet. The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of the policies and includes immaterial profits.

Severance pay expense for the years ended December 31, 2004, 2005 and 2006 amounted to approximately $ 590, $ 659 and $ 1,337 respectively.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from: 1) sales of videoconferencing products, or networking business unit products (“NBU”); 2) licensing the rights to use their software products and royalty income, or technology business unit products (“TBU”); 3) maintenance and support, and 4) customization services. The Company and its subsidiaries sell their NBU products mainly through OEMs, system integrators and value added resellers, all of whom are considered end-users.

The Company accounts for its product and software licensing sales in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. However, the Company has adopted Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP 98-9”). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (usually maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when all other criteria in SOP 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. If sufficient specific objective evidence does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

Revenues from license fees and sales of products are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

The VSOE of fair value of the maintenance and support services is determined based on the price charged when sold separately (i.e. when renewed).

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In arrangements which include software, PCS and services a determination is made whether the service element can be accounted for separately. In order for the service element to be accounted for separately (a) sufficient VSOE of fair value should exist to permit allocation of the revenue to the various elements of the arrangement (b) the services must not be essential to the functionality of any other element in the arrangement and (c) the service must be described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services. If all such criteria are not met the Company accounts for the services together with the other elements in the arrangement as applicable.

Service revenues is recognizes as services are preformed.

In cases where transaction terms include extended payment terms, the revenue is recognized when payment becomes due.

Certain royalty agreements provide for per unit royalties to be paid to the Company based on the shipments by customers of units containing the Company’s products. Revenues under such agreements are recognized at the time of shipment by customers, as they are reported to the Company by these customers, and when collectability is probable. Non-refundable payments on account of future royalties where no future obligation exists with regard to these royalties are recognized upon the signing of such arrangement and if collectability is probable.

Revenues from software licenses and or sale of products that require significant customization, integration and installation are recognized based on SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Output Method”, upon completion of milestones, and when collectability is probable. After delivery of milestones, if uncertainty exists about customer acceptance, revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2006, no such estimated losses were identified.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenues due to the fact that these transactions did not meet the criteria for recognizing revenues.

The Company offers a one-year warranty on all of its products. The specific terms and conditions of those warranties vary depending upon the product sold and country in which the Company does business. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Liability for warranty expense is included in “Accrued expenses and other accounts payable” in the accompanying consolidated balance sheets. The roll-forward of the liability for 2006 was as follows:

December 31, 2006

Balance, beginning of period	$722
Additions to the accrual - costs of product revenue	652
Usage	(675)

Balance, end of period	$699

The Company and its subsidiaries generally do not grant a right of return to their customers. In accordance with Statement of Financial Accounting Standard No. 48, “Revenue Recognition When Right of Return Exists”. When returns are expected, the Company records a provision for estimated product returns at the time product revenues are recognized based on the Company’s historical experience. As of December 31, 2005 and 2006, the Company had a provision for products returns in an amount of $ 369 and $ 350, respectively in respect of expected future returns.

Customer incentives:

The Company records reductions to revenue and trade receivables for volume-based incentives, at the time revenue is recorded, based on the estimated amount of incentives earned. As of December 31, 2005 and 2006, the Company had a provision in the amount of $ 270 and $ 233 respectively with respect of these incentives.

Marketing development programs, when granted, are recorded as an addition to marketing expense, according to the provisions of EITF 01-9, “Accounting for a Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)". As of December 31, 2005 and 2006, the Company had a provision in the amount of $ 99 with respect of these programs.

n.	Research and development costs:

Research and development costs are charged to the statement of income as incurred. Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Income taxes:

Income taxes are accounted for in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). According to SFAS No. 109 deferred tax assets and liabilities are recorded for temporary differences between financial reporting and tax bases of assets and liabilities and for carryforward losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

p.	Fair value of financial instruments:

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

The fair value of long-term bank deposits approximates its carrying amount since the deposits bear interest at a rate approximating the market rate.

q.	Accounting for stock-based compensation:

At December 31, 2006, the Company has one stock-based employee compensation plan, which is described more fully in Note 10. Prior to January 1, 2006, the Company accounted for this plan under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees”(“Opinion 25”), and related Interpretations, as permitted by Financial Accounting Standards Board, or FASB, Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”). No stock-based employee compensation cost was recognized in the statements of income for the years ended December 31, 2005 and 2004, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors to be based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning January 1, 2006, under which compensation expense was measured based on the intrinsic value method. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R).

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of income.

The Company adopted SFAS 123(R) using the modified prospective transition method which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s 2006 fiscal year. Under that transition method, compensation cost recognized during 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

In conjunction with the adoption of SFAS 123(R), the Company estimates option values using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility, pre-vesting forfeiture rate and option term (the amount of time from the grant date until the options are exercised or expired). Expected volatility was calculated based upon actual historical stock price movements over a period equal to the expected term of the options. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The expected term of options granted was calculated using the “simplified” method (expected term = (vesting term + original contractual term) / 2) permitted by SAB 107. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends, therefore estimated dividend yield is 0%. The Company recognized the compensation expense over the requisite service period using the straight line method.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s income before income taxes and net income for the year ended December 31, 2006, is $ 4,776 lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for the year ended December 31, 2006, are $ 0.22 and $ 0.21, respectively, per share lower, than if the Company had continued to account for share-based compensation under APB 25.

The fair value for the options granted in 2006 was estimated at the date of grant with the following weighted average assumptions:

Year ended December 31, 2006

Risk free interest rate	4.60%
Dividend yields	0%
Volatility	0.60
Expected life (years)	5.4

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on net income, stock based compensation expense and earnings per share in 2005 and 2004 if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company’s stock option plans beginning from the effective date of SFAS 123. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options’ vesting periods based on the straight-line method.

	Year ended December 31,
	2004	2005

Net income as reported	$5,984	$14,690
Deduct - stock-based compensation expense determined under
fair value method for all awards	(3,588)	(3,687)

Pro forma net income	$2,396	$11,003

Weighted average number of Ordinary shares used to compute pro forma basic net
earnings per share	19,822,061	21,121,908

Weighted average number of Ordinary shares used to compute pro forma diluted net
earnings per share	20,941,474	21,850,643

Basic net earnings per share, as reported	$0.30	$0.70

Pro forma basic net earnings per share	$0.12	$0.52

Diluted net earnings per share, as reported	$0.28	$0.66

Pro forma diluted net earnings per share	$0.11	$0.50

The pro forma effects of estimated equity-based compensation expense on net income and earnings per share for the two years ended December 31, 2005 and 2004 were estimated at the date of grant using the Black-Scholes model based on the following assumptions (annualized percentages):

	Year ended December 31,
	2004	2005

Risk free interest rate	3.41%	4.05%
Dividend yields	0%	0%
Volatility	0.42	0.38
Expected life (years)	4.0	4.0

Prior to the adoption of Statement 123(R), the Company presented tax benefits of deductions resulting from the exercise of stock options in excess of the compensation cost recognized for those options (excess tax benefits) as operating cash flows in the statement of cash flows. Statement 123(R) requires the cash flows resulting from excess tax benefits to be classified as financing cash flows. The $ 2,011 excess tax benefit classified as a financing cash inflow would have been classified as an operating cash inflow if the Company had not adopted Statement 123(R).

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro forma stock compensation expense presented above for the years ending December 31, 2004 and 2005 under SFAS 123 and the stock compensation expense recognized during the year ended December 31, 2006 under SFAS 123(R) are not directly comparable

r.	Concentration of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, short-term bank deposits, trade receivables and long-term bank deposits.

The majority of the Company’s cash and cash equivalents, short-term and long-term bank deposits are invested in dollar investments with major banks in Israel and the United States. Such cash and cash equivalents, short-term and long-term bank deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. However, management believes that the financial institutions that hold the Company’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

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

The trade receivables of the Company and its subsidiaries’ related to the TBU business are derived from sales to companies located mainly in North America, Europe, the Far East and Israel. The Company and its subsidiaries perform ongoing credit evaluations of their customers and record an allowance for doubtful accounts with respect to those amounts that were determined to be doubtful of collection.

When uncertainty of collectibility exists, the Company and its subsidiaries defer revenues until such uncertainty expires.

The Company and its subsidiaries do not have any significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during the year. Diluted net earnings per share further include the effect of dilutive stock options outstanding during the year, all in accordance with SFAS No. 128, “Earnings per Share”.

Options outstanding to purchase approximately 947,949, 342,186 and 1,358,160 Ordinary shares for the years ended December 31, 2004, 2005 and 2006, respectively, were not included in the computation of diluted net earnings per share, because option exercise prices were greater than the average market price of the Ordinary shares and therefore their inclusion would have been anti-dilutive.

t.	Treasury Shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase Treasury shares as a reduction in shareholders’ equity.

When Treasury shares are reissued, the Company accounts for the re-issuance in accordance with Accounting Principles Board No. 6, “Status of Accounting Research Bulletins”(“APB No. 6”) and charges the excess of the purchase cost over the re-issuance price (loss) to retained earnings. The purchase cost is calculated based on the weighted average method. In case the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

u.	Recently issued accounting pronouncements:

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, “Accounting for Income Taxes”(“FAS 109”). This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The Company does not anticipate any material impact on its consolidated financial statements upon the adoption of FIN No. 48.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” “(SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not anticipate any material impact on its consolidated financial statements upon the adoption of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

NOTE 3:	–	HELD TO MATURITIES MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2005				2006
	Amortized Cost / Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized Cost / Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt investments of states
and political subdivisions	$31,830	$5	$(340)	$31,495	$19,647	$-	$(118)	$19,529
Corporate debentures	14,185	14	(186)	14,013	16,401	-	(109)	16,292

	$46,015	$19	$(526)	$45,508	$36,048	$-	$(227)	$35,821

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:	–	HELD TO MATURITIES MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities of one year through two years are as follows:

	December 31,
	2005				2006
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt investments of states and
political subdivisions	$13,419	$4	$(163)	$13,260	$17,185	$-	$(220)	$16,965
Corporate debentures	3,692	-	(53)	3,639	9,506	-	(140)	9,366

	$17,111	$4	$(216)	$16,899	$26,691	$-	$(360)	$26,331

The unrealized losses in the Company’s investments in debt investments of states and political subdivisions and corporate debentures were caused by market interest rate changes. It is expected that the securities will not be settled at a price less than the amortized cost of the Company’s investment. Based on Company’s intention to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2006.

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2005	2006

Government authorities	$1,013	$1,664
Prepaid expenses	2,623	2,833
Employees	479	597
Deferred taxes	-	744

	$4,115	$5,838

NOTE 5:	–	INVENTORIES

Inventories are composed of the following:

	December 31,
	2005	2006

Raw materials	$2,167	$2,278
Finished products	426	701

	$2,593	$2,979

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	–	PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2005	2006

Cost:
Computers and peripheral equipment	$11,628	$13,503
Office furniture and equipment	2,836	3,220
Motor vehicles	111	51
Leasehold improvements	1,979	2,048

	16,554	18,822
Less - accumulated depreciation	13,364	15,213

Depreciated cost	$3,190	$3,609

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006 amounted to $ 2,146, $ 1,465 and $ 1,849, respectively.

NOTE 7:	–	OTHER INTANGIBLE ASSETS, NET

a.	The following table shows the Company’s intangible assets for the periods presented:

	December 31,
	2005	2006

Cost:
Technology	$3,958	$3,958
Distribution networks	1,075	1,075

	5,033	5,033
Less - accumulated amortization	1,491	2,581

Amortized cost	$3,542	$2,452

Intangible assets resulted from acquisitions of VisionNex (see Note 1c), and FVC (see Note 1b).

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	–	OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expenses amounted to $ 367, $ 1,124 and $ 1,090 for the years ended December 31, 2004, 2005 and 2006, respectively.

c.	Technology acquired from VisionNex in 2004 was amortized over a period of 1.5 years. The technology was fully amortized as of December 31, 2005. Technology and distribution network acquired from FVC in 2005 is being amortized over a period of four years.

Following is the estimated amortization expenses in respect of identifiable intangible assets for the years ended:

2007	$1,090
2008	1,090
2009	272

$2,452

NOTE 8:	–	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2005	2006

Payroll and related accruals	$3,133	$2,978
Accrued expenses	5,445	4,397
Government authorities	140	816
Contingent liability for patent claims (see Note 9e)	3,057	3,391
Patent settlement (see Note 9f)	-	1,993
Other	347	295

	$12,122	$13,870

NOTE 9:	–	COMMITMENTS AND CONTINGENCIES

a.	In connection with its research and development, the Company received participation payments from the Israel U.S. Binational Industrial Research and Development Foundation (“BIRD-F”), in the total amount of approximately $ 188. In return for the participation, the Company is committed to pay royalties at a rate of 2.5% of proceeds from the first year’s sales and 5% of the proceeds from the succeeding years’ sales, up to the amount of the grant. Once the amount of the grant has been repaid, royalties will be payable at the rate of 2.5% of proceeds, until additional royalties equal to one half of the grant amount have been repaid. The Company’s total commitment for royalties payable with respect to future sales, based on BIRD-F participations received, net of royalties paid or accrued, totaled approximately $ 276 as of December 31, 2005 and 2006. During the years 2004, 2005 and 2006, the Company did not pay or accrue royalties to the BIRD-F.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	The Company and its subsidiaries operate from leased premises in Israel, the United States, China, Japan, the United Kingdom, France, Korea and Hong Kong. The leases expire through June 2010 (some with renewal options). The Company leases its motor vehicles under operating lease agreements that expire on various dates, the latest of which is in 2010.

Annual minimum future lease payments due under the above agreements, at the exchange rate in effect on December 31, 2006, are approximately as follows:

2007	$3,234
2008	2,181
2009	1,751
2010	1,668

$8,834

For the years ended December 31, 2004, 2005 and 2006, rent expenses and motor vehicle lease expenses were $ 2,636, $ 3,025 and $ 3,585, respectively.

c.	The Company obtained bank guarantees in the amount of $ 401 in connection with securing its office space in Israel and in connection with custom tax payments.

d.	The Company is committed to pay royalties to several third parties for the integration of these third parties’ technologies into the Company’s products. Royalties are generally payable based on the sales volume of these products, generally as long as the Company uses these technologies.

The rates for the royalties to the third parties are based on an amount per product sold by the Company. The agreements pursuant to which the royalties are payable have no expiration date.

The Company expensed royalties in the amount of $ 237, $ 334 and $ 525 in 2004, 2005 and 2006, respectively.

e.	In 1998, a third party sent correspondence to a related party of the Company alleging that some products manufactured by the Company infringe upon patents held by the third party and offered to license these patents to the Company. In subsequent correspondence, the Company’s related party requested that the third party specifically substantiate each allegation of infringement before the Company’s related party would be prepared to enter into any licensing arrangements. The Company’s related party has received further correspondence from the third party, in which the third party has, among other things, reiterated its claims. The Company’s related party does not believe the third party has substantiated its claims and has communicated this belief to the third party. The Company’s related party has advised the Company that the alleged infringement claims are unresolved.

In 2003, another third party sent correspondence to the Company alleging that some products manufactured by the Company infringe upon patents held by this third party and offered to license these patents to the Company. Subsequent correspondence was exchanged during 2004, in which additional requests were made by this third party.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	COMMITMENTS AND CONTINGENCIES (Cont.)

As of December 31, 2006, the Company has a provision of $ 3,391, which it believes covers the potential loss from such allegations.

f.	In 2005, the Company received a claim from Avistar Inc. (“Avistar”) (a U.S. company) regarding a potential infringement of ten of its patents. In August 2006, the parties met to attempt to reach a settlement. While the parties are discussing proposed licensing fees, as of December 31, 2006, the matter is still open due to certain disagreements between the parties regarding the nature and extent of coverage of the proposed license. The Company believes it has good defenses to many of the patent claims. Nevertheless, the Company believes it is probable that it will incur a loss in respect of this claim with respect to certain of Avistar’s allegations. The Company estimated such loss at an amount of $ 1,993 based on the parties’ discussions up until the date of the issuance of the financial statements. Accordingly, in 2006, the Company recorded an accrual in such amount.

In addition, during 2006 the Company received a notification from Tandberg (“Tandberg”). Tandberg was sued by Avistar for infringement of certain of Avistar patents (some of the same patents Avistar is claiming that the Company infringes). Tandberg sought indemnification from the Company against the Avistar claim. In September 2006, the Company sent a letter to Tandberg setting forth the Company’s positionsand refuting the allegations made by Tandberg. Since then the Company has not received a response from Tandberg. The Company’s management assessment is that the probability of the claim to be sustained is remote and that a material loss is not probable, therefore no provision is included in the financial statements.

g.	In September 2006, the Company became aware that one of its customers, Vemics, Inc., (Vemics), filed a suit in a New York State trial court to obtain the source code of the Company’s products associated with the FVC acquisition (see Note 1a). Prior to FVC’s bankruptcy, FVC had signed a contract with Vemics to provide CTM licenses and service to Vemics for approximately $ 1.6 million which remained outstanding at the date of the acquisition. When the Company purchased the CTM business of FVC, it assumed this contract. In connection with the contract, FVC had deposited certain CTM software into escrow with Iron Mountain Intellectual Property Management, Inc. (“Iron Mountain”). Following the closing of the FVC asset purchase, Vemics claimed financial difficulties and stated that it could not pay the amounts owed to the Company. In early 2006, without the Company’s knowledge, Vemics contacted Iron Mountain and requested release of the escrow. Neither Iron Mountain nor Vemics contacted the Company, despite contractual requirements to do so. Vemics claimed it was entitled to the release of the escrow because the filing of bankruptcy by FVC was a “release condition”. When Iron Mountain did not release the escrow, Vemics filed suit against Iron Mountain in the Rockland County State Court in New York claiming that Iron Mountain had promised to release the escrow but had lost the escrowed property.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	COMMITMENTS AND CONTINGENCIES (Cont.)

Iron Mountain filed an interpleader action in the Superior Court of Santa Clara against the Company and Vemics, claiming that under the escrow agreement, the Company (as successor in interest to FVC) and Vemics were required to indemnify Iron Mountain against any claim (other than for their gross negligence). The Company has since filed a suit against Vemics for sums owed to the Company and other violations of the CTM agreements, and Vemics has sued the Company claiming lost business based on FVC’s failure to repair alleged bugs in the CTM product and/or failure to release the escrow. The Company has also requested the State Court in California to direct that this matter be resolved by arbitration in accordance with the CTM agreements. Vemics has challenged this request.

The Company has performed a preliminary review of this matter with outside counsel. This matter is at a preliminary stage and, at this point, the Company does not have sufficient information to evaluate the risk of exposure to the Company or to estimate the amount, if any, of any potential liability. Therefore, the Company did not record any provision related to such litigation. The Company believes, however, that it has numerous substantial defenses to the claims of third parties and is entitled to be paid its license fees and other amounts from them.

h.	The Company adopted certain tax positions in the ordinary course of business. The tax authorities may raise certain claims and challenge part or all of these positions, which might result in payment of additional taxes. The Company’s management believes that it has provided adequate provisions to cover for all of its tax positions in accordance with SFAS 5.

NOTE 10:	–	SHAREHOLDERS’ EQUITY

a.	The Ordinary shares of the Company are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

The Ordinary shares confer upon their holders the right to receive notice, to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

b.	In August 2006, the Company’s Board of Directors authorized the purchase of up to 30 million but not more than $2 million of its outstanding Ordinary shares in the open market, from time to time, at prevailing market prices. No time limit was given with respect to the duration of the share purchase program.

As of December 31, 2006, the Company had repurchased 455,973 Ordinary shares under the program at a total purchase price of $ 7,000, or an average price of $ 15.33 per share. As of December 31, 2006 the Company used 347,088 of such shares for re-issuance upon exercise of employee stock options. The excess of the purchase price of the shares over their re-issuance price in the amount of $ 2,148 was charged as a reduction to retained earnings. As of December 31, 2006, the Company had a balance of 108,885 repurchased shares.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	SHAREHOLDERS’ EQUITY (Cont.)

c.	The Company adopted three employee share incentive plans which provide for the grant by the Company of option awards to purchase up to an aggregate of 9,650,170 Ordinary shares to officers, employees, directors and consultants of the Company and its subsidiaries at an exercise price equal to at least the fair market value at the date of grant. The options vest ratably over vesting periods of approximately four years. The options expire six to ten years from the date of issuance. The incentive plan provides for the grant of options of up to a number that will constitute 4% of the Company’s Ordinary shares on a diluted basis. As of December 31, 2006, 267,831 Ordinary shares are available for future grant. Options that are cancelled or forfeited become available for future grant.

A summary of option activity during the years ended December 31, 2004, 2005 and 2006, and the weighted average exercise prices per share are summarized as follows:

	Year ended December 31,
	2004		2005		2006
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price

Options outstanding at beginning of
year	4,754,856	$7.98	4,295,742	$9.41	3,522,823	$10.91
Granted	1,521,750	$11.61	1,557,100	$13.01	1,043,000	$17.26
Exercised	(1,224,169)	$5.31	(1,234,979)	$7.42	(794,643)	$8.68
Forfeited	(756,695)	$11.47	(1,095,040)	$11.91	(321,750)	$12.47

Options outstanding at end of year	4,295,742	$9.41	3,522,823	$10.91	3,449,430	$13.20

Options exercisable at end of year	1,456,032	$9.92	959,532	$9.11	1,086,662	$10.83

The total compensation cost related to options granted to employees under the Company’s share-based compensation plans recognized for the year ended December 31, 2006, amounted at $4,776, net of estimated forfeitures. As of December 31, 2006, 3,097,946 options were vested and expected to vest. The aggregate intrinsic value as of December 31, 2006 of the options vested and expected to vest was $ 22,196 (*). The weighted average remaining contractual life of options vested and expected to vest as of December 31, 2006 was 7.43 years. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004, was $ 8,085, $ 8,532 and $ 8,945 respectively. As of December 31, 2006, there was $ 10,932 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 2.81 years.

*)	Aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fiscal year 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006 This amount changes based on the fair market value of the Company’s stock. The aggregate intrinsic value as of December 31, 2006 is based on the share price of the Company’s Ordinary shares as of December 29, 2006 ($ 20.08 per share).

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the options outstanding and exercisable at December 31, 2006, is as follows:

	Options outstanding				Options exercisable
Range of exercise price	Outstanding as of December 31, 2006	Weighted average remaining contractual life (years)	Aggregate intrinsic value *)	Weighted average exercise price	Outstanding as of December 31, 2006	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price

$ 4.57 - $ 5.57	214,265	5.43		$5.23	193,765	5.35		$5.21
$ 5.81 - $ 6.70	159,928	5.68		$6.40	121,290	5.49		$6.36
$ 7.62 - $ 8.78	115,650	6.57		$8.24	63,900	6.50		$8.28
$ 9.84 - $ 10.58	160,029	7.73		$9.92	54,395	7.72		$9.93
$ 10.80 - $ 12.00	459,083	7.87		$11.47	180,735	7.51		$11.37
$ 12.04 - $ 14.00	1,112,100	7.92		$12.59	343,584	7.25		$12.70
$ 15.86 - $ 17.73	1,045,375	7.91		$16.92	102,993	9.02		$17.25
$ 19.91 - $ 20.16	157,000	8.39		$20.06	-	-		$-
$ 28.00	26,000	3.75		$28.00	26,000	3.75		$28.00

	3,449,430	7.59	$23,955	$13.20	1,086,662	6.82	$10,254	$10.83

All options were granted at an exercise price that was equal to the market price of the share at the date of grant. The weighted average grant date fair values of options granted during 2004, 2005 and 2006 were as follows:

Year ended December 31,
2004		2005		2006
Options	Weighted average fair value	Options	Weighted average fair value	Options	Weighted average fair value

1,521,750	$4.29	1,557,100	$4.62	1,043,000	$9.82

d.	In the event that cash dividends are declared in the future, such dividends will be paid in New Israeli Shekel (“NIS”) or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax exempt earnings (see Note 14).

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2004	2005	2006

Numerator:
Net income	$5,984	$14,690	$15,248

Denominator:
Weighted average number of Ordinary shares outstanding during the year,
used to compute basic net earnings per share	19,822,061	21,121,908	22,076,563
Incremental shares attributable to exercise of outstanding options
(assuming proceeds would be used to purchase treasury stock)	1,577,263	1,093,041	670,625

Weighted average number of Ordinary shares used to compute diluted net
earnings per share	21,399,324	22,214,949	22,747,188

Basic net earnings per Ordinary share	$0.30	$0.70	$0.69

Diluted net earnings per Ordinary share	$0.28	$0.66	$0.67

NOTE 12:	–	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION

a.	The Company operates under two reportable segments: the Technology Business Unit (“TBU”) and the Networking Business Unit (“NBU”).

The TBU is responsible for the development of enabling technologies for real-time voice and video over IP. The NBU is responsible for developing networking products for IP-centric voice, video and data conferencing services. There are no significant transactions between the two segments.

The Company evaluates segment performance based on revenues and operating income (loss) of each segment.

The Company’s reportable operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies, except for the accounting policy for share based payments (as described in Note 2q). The Company’s Chief Operating Decision Maker, who is the Company’s Chief Executive Officer, evaluates the performance of the Company’s segments based on revenues and expenses, which do not include stock-based compensation (recorded in financial statements in accordance with SFAS 123(R)).

Allocation of general and administrative costs is based on the number of employees assigned to the specific segment during the year.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following is information about reported segment gains and losses:

	NBU	TBU	Total

2006
Total revenues	$66,815	$24,208	$91,023
Expenses	61,316	14,544	75,860
Patent settlement	1,900	-	1,900

Segment income	$3,599	$9,664	$13,263

Stock based compensation			(4,776)
Financial income			5,825

Income before taxes on income			$14,312
Tax benefit, net			936

Net income			$15,248

Depreciation and amortization	$2,564	$375	$2,939

2005
Total revenues	$51,295	$22,717	$74,012
Expenses	49,725	12,760	62,485

Segment income	$1,570	$9,957	11,527

Financial income			3,051

Income before taxes on income			14,578
Tax benefit, net			112

Net income			$14,690

Depreciation and amortization	$2,187	$402	$2,589

2004
Total revenues	$44,812	$19,424	$64,236
Expenses	46,245	13,867	60,112

Segment income	$(1,433)	$5,557	4,124

Financial income			1,860

Net income			$5,984

Depreciation and amortization	$1,809	$704	$2,513

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	–	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION (Cont.)

c.	Summary information about geographic areas:

The Company markets and sells both of its product lines in the United States and other regions through its sales personnel and distributors.

The following represents total revenues according to the end customer’s location for the years ended December 31, 2004, 2005 and 2006, and long-lived assets as of December 31, 2005 and 2006 according to their geographic location:

	2004	2005		2006
	Total revenues	Total revenues	Long-lived assets	Total revenues	Long-lived assets

The Americas	$33,660	$40,075	$485	$52,523	$649
Europe	15,616	16,030	80	19,170	217
Far East	11,688	13,064	532	15,436	494
Israel	3,272	4,843	8,601	3,894	7,667

	$64,236	$74,012	$9,698	$91,023	$9,027

d.	The Company does not allocate its assets to its reportable segments; accordingly asset information by reportable segments is not presented.

e.	For the years ended December 31, 2004, 2005 and 2006, one customer accounted for approximately 27.2%, 26.5% and 35.0%, respectively, of the Company’s sales for that period.

NOTE 13:	–	RELATED PARTIES BALANCES AND TRANSACTIONS

a.	Balances with related parties:

	December 31,
	2005	2006

Trade receivables	$66	$188

Trade payables	$171	$228

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	RELATED PARTIES BALANCES AND TRANSACTIONS (Cont.)

b.	Transactions with related parties:

	Year ended December 31,
	2004	2005	2006

Revenues (1)	$214	$103	$257

Cost of revenues (3)	$39	$16	$16

Research and development expenses (2)	$143	$81	$83

Marketing, selling, general and administrative expenses (2)	$455	$441	$360

Purchase of property and equipment (4)	$624	$665	$582

(1)	Includes revenues from the Company’s products and maintenance sold to companies held by principal shareholders (“affiliated companies”).

(2)	Includes administrative services provided to the Company by affiliated companies that the Company reimburses for the costs incurred in providing these services.

(3)	Includes the purchase of components from affiliated companies.

(4)	Includes property and equipment that were purchased from affiliated companies.

NOTE 14:	–	TAXES ON INCOME

a.	Israeli corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

b.	Tax benefits under the Law for the Encouragement of Capital Investment, 1959 (“the Law”):

The Investment Law empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria (“Approved Enterprise”) specified by the law and the regulations specified thereafter. The tax benefits derived from any Approved Enterprise relate only to taxable income attributable to the specific program of investment to which the status was granted.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:	–	TAXES ON INCOME (Cont.)

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

The Company has three capital investment programs that have been granted Approved Enterprise status, under the Law for Encouragement of Capital Investments, 1959 and a fourth program under Beneficiary Enterprise status pursuant to the Amendment. Pursuant to the Beneficiary and Approved programs, the Company is entitled to a tax benefit period of seven to 10 years on income derived from these programs, as follows: a full income tax exemption for the first two years and a reduced income tax rate of 10% -25% (instead of the regular rate of 31% in 2006) for the remaining five to eight years (depending on the level of foreign ownership of the Company). Based on the percentage of foreign ownership in the Company, during the year 2006, the Company is entitled to a reduced tax rate of 15% and a period of eight years of a reduced income tax rate.

The Company is in the process of converting the third Approved Enterprise program to a Beneficiary program. As of December 31, 2006, no final approval was received.

The duration of tax benefits detailed above for the Approved Enterprise is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier. The Company’s Approved and Beneficiary programs expire between the years 2009 and 2017.

Out of the Company’s retained earnings as of December 31, 2006 approximately $ 13,100 are tax-exempt earnings attributable to its Approved Enterprise programs and $ 8,700 are tax-exempt earnings attributable to its Beneficiary Enterprise programs. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefits track (as of December 31, 2006, this tax rate is 15%). According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution (and not upon complete liquidation, where the tax liability will be incurred by the shareholders). As of December 31, 2006, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately $ 2,311 at a rate of 15%, while if income attributed to the Beneficiary Enterprise were distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of $ 1,535, also at a rate of 15%.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:	–	TAXES ON INCOME (Cont.)

These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend.

The Company’s Board of Directors has determined that the Company will not distribute any amounts of its undistributed tax-exempt income as dividend. The Company intends to reinvest its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved and Beneficiary Enterprise programs, as the undistributed tax exempt income is essentially permanent in duration.

The benefits from the Company’s Approved and Beneficiary Enterprise programs are dependent upon the Company fulfilling the conditions stipulated by the Law, the Amendment and the regulations published thereunder (as applicable), as well as the criteria in the approval for the specific investments in the Company’s Approved Enterprise programs. If the Company does not comply with those conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest. As of the date of these financial statements, the Company’s management believes that it has complied with these conditions.

By virtue of this Law, the Company is entitled to claim accelerated depreciation on equipment used by the Approved Enterprise during five tax years. The Company chose not to utilize this benefit in 2006. Income from sources other than the Approved and Beneficiary Enterprise during the benefit period will be subject to tax at Israel’s regular corporate tax rate.

c.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are usually measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained in Note 2b, the consolidated financial statements are presented in dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. Since January 1, 2006, however, the Company has elected to measure its taxable income based on the changes in the exchange rate of the U.S. dollar rather than on the basis of inflation, and the provisions of this law have not been applicable to the Company.

d.	The Company has final tax assessments through the 2002 tax year.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:	–	TAXES ON INCOME (Cont.)

e.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. The Company’s Board of Directors has determined that the Company will not distribute any amounts of its undistributed earnings as dividend. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

f.	The Company’s U.S. subsidiary’s carryforward tax losses through December 31, 2006, amounted to approximately $ 6,500. These losses may be offset against any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2020 through 2025. Considering the Company’s income projections, management concluded based on the weight of available evidence that it is more likely than not the deferred tax asset associated with the net operating loss carryforward and the other deferred tax items will be partially utilized in coming years. See g below for the deferred taxes and valuation allowance recorded in respect of carryforward losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of carryforward tax losses and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2005	2006

Net operating loss carryforwards	$6,142	$2,543
Reserves and allowances	1,093	914
FAS 123(R) - compensation cost	-	448
Intangible assets	118	127
Research and development expenses	-	887

Net deferred tax asset before valuation allowance	7,353	4,919
Valuation allowance	(7,150)	(1,378)

	$203	$3,541

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:	–	TAXES ON INCOME (Cont.)

	December 31,
	2005	2006

Domestic:
Non current deferred tax asset	$203	$1,119

Foreign:
Current deferred tax asset, net	-	744
Non current deferred tax asset	-	1,678

	-	2,422

	$203	$3,541

The Company’s U.S. subsidiary provided valuation allowances in respect of a portion of its deferred tax assets since management currently believes that it is not more likely than not that such portion will be fully realized. During 2006, the valuation allowance, recorded in the previous years, was partially released in the net amount of $ 2,835, out of which $ 1,068 was released against the income statement and $ 1,767 was released to additional paid-in capital as it related to carryforward losses resulting from past exercise of stock options. In addition, during 2006 the Company wrote-off carryforward tax losses in the amount of $ 7,452 due to certain reconciliations performed in the U.S. subsidiary’s tax returns filed in the previous years following the Internal Revenue Service tax assessment and as such wrote-off the related deferred taxes and valuation allowance in the amount of $ 2,937.

h.	The Company’s total income before provision for income taxes is as follows:

	Year ended December 31,
	2004	2005	2006

Domestic (Israel)	$2,433	$12,932	$12,952
Foreign	3,551	1,646	1,360

	$5,984	$14,578	$14,312

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:	–	TAXES ON INCOME (Cont.)

i.	The tax benefits are comprised as follows:

	Year ended December 31,
	2004	2005	2006

Domestic (Israel):

Current taxes	$-	$-	$(952)
Deferred taxes	-	203	916
Prior years	-	-	730

Total domestic:	-	203	694

Foreign:

Current taxes	-	(91)	(348)
Deferred taxes	-	-	655
Prior years	-	-	(65)

Total foreign:		(91)	242

	$-	$112	$936

j.	A reconciliation between the theoretical tax income, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax income as

	Year ended December 31,
	2004	2005	2006

Income before taxes on income	$5,984	$14,578	$14,312

Theoretical tax expense computed at the statutory rate *)	$2,094	$4,957	$4,436
Change in valuation allowance, net	(1,279)	(670)	(1,068)
Tax exempt income due to approved enterprise status **)	(1,118)	(4,853)	(5,179)
Tax benefit for prior years			(665)
Non-deductible stock based compensation	-	-	1,073
Non-deductible expenses and others	303	454	467

Actual tax benefit, net	$-	$(112)	$(936)

**) Basic net earnings per Ordinary share	$0.06	$0.24	$0.23

**) Diluted net earnings per Ordinary share	$0.05	$0.22	$0.23

*)	The tax rates for domestic income are 35%, 34% and 31% for the years 2004, 2005 and 2006, respectively. The tax rate for foreign income was 35% for the years 2004, 2005 and 34% for the year 2006.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:	–	FINANCIAL INCOME, NET

	Year ended December 31,
	2004	2005	2006

Financial and other income:
Interest income	$2,964	$3,584	$6,010
Exchange rate differences	40	58	-
Accretion of discount net of amortization of marketable securities premium	-	-	32

Financial and other expenses:
Interest expenses	-	-	(22)
Amortization of marketable securities premium net of accretion of discount	(1,049)	(486)	-
Commission and others	(95)	(105)	(97)
Exchange rate differences	-	-	(98)

	$1,860	$3,051	$5,825

RADVISION Ltd. and Subsidiaries
Schedule II – Valuation and Qualifying Account

Column A	Column B	Column C		Column D			Column E
		Additions		Deductions
	Balance at Beginning of period	Charged to costs and expenses	Charged to shareholders equity	Due to write offs	Charged to costs and expenses	Charged to shareholders equity	Balance at end of period

Year ended December 31, 2006:
Allowance for doubtful accounts	734,000	104,000	-	77,000	12,000	-	749,000
Provision for slow-moving inventory or technological obsolescence	895,000	581,000	-	230,000	-	-	1,246,000
Deferred taxes valuation
allowances	7,150,000	593,000	-	2,937,000	1,661,000	1,767,000	1,378,000

Total	$8,779,000	$1,278,000	$-	$3,244,000	$1,673,000	$1,767,000	$3,373,000

Year ended December 31, 2005:
Allowance for doubtful accounts	1,276,000	-	-	356,000	186,000	-	734,000
Provision for slow-moving
inventory or technological
obsolescence	1,505,000	-	-	594,000	16,000	-	895,000
Deferred taxes valuation allowances	6,181,000	-	1,639,000	-	670,000	-	7,150,000

Total	$8,962,000	$-	$1,639,000	$950,000	$872,000	$-	$8,779,000

Year ended December 31, 2004:
Allowance for doubtful accounts	1,704,000	-	-	428,000	-	-	1,276,000
Provision for slow-moving inventory or technological obsolescence	2,452,000	465,000	-	1,412,000	-	-	1,505,000
Deferred taxes valuation
allowances	6,679,000	-	852,000	-	1,350,000	-	6,181,000

Total	$10,835,000	$465,000	$852,000	$1,840,000	$1,350,000	$-	$8,962,000

S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADVISION LTD. By: /s/ Boaz Raviv —————————————— Boaz Raviv Chief Executive Officer

Dated: June 4, 2007