Form 20-F
period 2007-12-31
RADVISION LTD
filed 2008-06-24
CIK 1105519

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .................

Commission file number 0-29871

RADVISION LTD.
(Exact Name of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.1 Par Value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.1 per share...............22,516,223
(as of December 31, 2007)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☒     Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial	Other ☐
Reporting Standards as issued by
the International Accounting
Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

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

        We have obtained U.S. trademark registrations for RADVISION, V²Oip, CU-SeeMe, SCOPIA and DELIVERING THE VISUAL EXPERIENCE. We have pending U.S. trademark applications for IMS EXPRESS and FLAT CAPACITY PLUS. We also claim common-law trademark rights in the following marks: Beyond the Standard, Click to Meet, iContact, IMfirst, IMS Developer Suite, Intelligent Linking, Interactive Video Platform, INVISION, iView, PC-2-Mobile, ProLab, QualiVision, Video Mojo, Video Ringback Clip and Virtual MCU. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

        We currently have sales offices in the United States and Israel and marketing, representative and liaison offices in Brazil, China, France, Germany, Hong Kong, India, Italy, Japan, Korea, Singapore, Spain and the United Kingdom. As used in this annual report, the terms “we,” “us” “our,” and “RADVISION” mean RADVISION Ltd. and its subsidiaries, unless otherwise indicated.

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

        The following selected consolidated financial data for and as of the five years ended December 31, 2007, are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5 “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Consolidated Statement of Operations Data:

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except per share data)

Revenues	$51,304	$64,236	$74,012	$91,023	$91,583
Cost of revenues	12,270	13,880	13,110	18,165	18,294

Gross profit	39,034	50,356	60,902	72,858	73,289
Operating expenses:
Research and development	14,573	17,484	20,110	25,331	30,329
Marketing and selling	19,050	23,848	24,588	30,648	32,627
General and administrative	4,040	4,900	4,677	6,492	8,633
Patent settlement reserve	-	-	-	1,900	-
Restructuring cost	(1,061)	-	-	-	-

Total operating expenses	36,602	46,232	49,375	64,371	71,589
Operating income	2,432	4,124	11,527	8,487	1,700
Financial income, net	2,130	1,860	3,051	5,825	6,095

Income before taxes on income	4,562	5,984	14,578	14,312	7,795
Taxes benefit, net	-	-	112	936	1,790

Net income	$4,562	$5,984	$14,690	$15,248	$9,585

Basic net earnings per Ordinary share	$0.24	$0.30	$0.70	$0.69	$0.44
Weighted average number of Ordinary
shares used to compute basic net earnings
per share	18,660	19,822	21,122	22,077	21,951
Diluted net earnings per
Ordinary share	$0.23	$0.28	$0.66	$0.67	$0.43
Weighted average number of Ordinary
shares used to compute diluted net
earnings per share	19,963	21,399	22,215	22,747	22,482

Consolidated Balance Sheet Data:

	As at December 31,
	2003	2004	2005	2006	2007

Cash and cash equivalents	$16,433	$20,206	$32,927	$23,110	$45,370
Working capital	44,411	65,395	93,175	103,661	118,990
Total assets	117,012	131,882	156,748	182,559	175,040
Shareholders' equity	94,302	106,776	130,667	152,605	147,559
Capital stock	104,850	107,463	116,664	127,172	135,561

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

        One OEM customer accounted for approximately 27%, 35% and 34% of our sales in 2005, 2006 and 2007, respectively. Our agreement with this OEM customer continues on a year to year basis and either party may terminate the relationship no later than 90 days prior to the expiration of the then current term. If this partner were to curtail or terminate its relationship with us, our sales would be materially adversely impacted and our revenues would decline.

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

        Our current suite of IP communication protocol toolkits includes H.323, SIP (session initiation protocol), and SIP IMS (session initiation protocol IP multimedia subsystem), NAT (network address translation) Traversal, Diameter, MGCP (media gateway control protocol) and MEGACO (media gateway control protocol for large-scale IP-centric communication networks). We also support the 3G-324M protocol for real time multimedia services over 3G (Third Generation) networks. We also offer client and server software frameworks and complementary testing suite for H.323, Sip, SIP IMS, and 3G-324M. If future IP networks are not designed with components built around these protocols, or if one or more alternative protocols were to gain greater acceptance than these protocols, our investments may be of little or no value and sales of our products and technology would suffer.

Competition in the markets for our products and technology is intense. We may not be able to compete effectively in these markets and we may lose market share to our competitors. Some of our competitors have greater resources than we do, which may limit our ability to compete effectively and discourage customers from purchasing our products and technology.

        The markets for our products and technology are highly competitive and we expect competition to intensify in the future. The principal competitors in the market for our network infrastructure unit products currently include Polycom Inc., TANDBERG and Codian. The principal competitors in the market for our toolkit business unit products currently include Hughes Software Systems acquired in 2004 by Flextronics Software Systems (now Aricent), Data Connection Limited and in-house developers employed by manufacturers of telecommunication equipment and systems. Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and compete with us. We may not be able to compete effectively in these markets, and we may lose market share to our competitors.

        Some of our competitors have greater financial, personnel and other resources than we do, which may limit our ability to compete effectively with them. These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements. These competitors may also benefit from greater economies of scale, offer more aggressive pricing or devote greater resources to the promotion of their products. Any of these advantages may discourage customers from purchasing our products and technology. If we are unable to compete successfully against our existing or potential competitors, our revenues and margins will decline.

Major solutions providers who currently work with us might compete with us in the future.

        We currently offer our technology either directly to or in association with, major solutions providers such as Aethra, Cisco, IBM, LifeSize, Siemens, Telstra and others. Some of these companies also purchase technology from our competitors. If these providers choose to develop their own technologies, acquire technologies from our competitors, or acquire such competitors, our financial condition and operating results could be adversely impacted, and we may face increased levels of competition from these major companies.

Our software development kit revenues will decrease if our customers choose to use open source that is available for free.

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

        Third parties have asserted in the past and may assert in the future against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Some of these third parties have offered to license their intellectual property to our company. See Item. 8A. Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings.” Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. If there is a successful claim of product infringement against us and we are not able to license the infringed or similar technology, our business, operating results and financial condition would be materially and adversely affected.

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

We provide 3G-324M-based solutions to both service providers and equipment developers. If our 3G customers move to all IP networks or use of video over 3G mobile networks does not grow at anticipated levels, the demand for these products will end.

        The 3G-324M protocol is a circuit switched protocol for delivering real-time services (video primarily) over 3G mobile networks. This is a strong market both for our service provider gateways and our Technology Business Unit developer toolkits. However, we believe that the 3G-324M protocol will only be used until such time as packet switching technology such as HSPA (high speed packet access), IMS (IP multimedia subsystem), WiMax or an all-IP broadband mobile 3G network can sustain high quality, high bandwidth services. This is not expected to happen for a few years, but there are specific markets, such as in the United States, where the goal is to provide video services based exclusively on packet switching technology. As technology for real-time IP communications gains acceptance, service providers are expected to gradually move to all-IP architectures, as a result of which they may gradually cease to need our 3G-324M gateway. As service providers move to all-IP networks, our telecommunications equipment developer customers will no longer need to develop 3G-324M-based devices and sales of our 3G-324M toolkits would be adversely affected. In addition, if the use of video over 3G mobile networks does not grow at anticipated levels, sales of our 3G gateway would decrease and the solution may fail to proceed from trial stage to production stage.

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

        We are also subject to laws relating to the use and disposal of hazardous materials in electrical and electronic equipment. For example, in January 2005, the European Parliament and the Council of the European Union adopted The Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Regulations 2005, which restrict the use of certain hazardous substances in electrical and electronic equipment effective as of July 1, 2006. If we are unable to maintain compliance with those regulations, we may be denied the ability to sell our products in the European Union. This could result in decreased revenues, inventory write-offs and write-down provisions.

We manufacture and maintain an inventory of customized products for some customers who will have no obligation to purchase these products. If these customers fail to purchase these products, our financial results may be harmed.

        To satisfy the timing requirements of some of our larger customers, we manufacture and maintain an inventory of certain of our products that we will customize to the specifications of these customers. The size of this inventory will be based upon the purchasing history and forecasts of these customers, which we currently estimate to be approximately two months of sales to these customers. These customers will have no obligation to purchase the inventoried products at any time. If the customers for whom the inventoried products are manufactured do not purchase them, we may be required to modify the products for sale to others and we may be unable to find other purchasers. In either case, the value of the products may be materially diminished which may have a negative impact on our financial results.

We depend on a limited number of manufacturing subcontractors with limited manufacturing capacity, and are exposed to the risk that these manufacturers may be unable to fulfill our orders on a timely basis and at the quality specifications that we require. As a result, we may not meet our customers’ demands, which could harm our business and results of operations.

        We currently depend on a limited number of contract manufacturers with limited manufacturing capacity to manufacture our products. The assembly of certain of our finished products, the manufacture of custom printed circuit boards utilized in electronic subassemblies and related services are also performed by these independent subcontractors. Reliance on third party manufacturers exposes us to significant risks, including risks resulting from:

—	potential lack of manufacturing capacity;

—	limited control over delivery schedules;

—	quality assurance and control;

—	manufacturing yields and production costs;

—	voluntary or involuntary termination of their relationship with us;

—	difficulty in, and timeliness of, substituting any of our contract manufacturers, which could take as long as six months or more;

—	the economic and political conditions in their environment; and

—	their financial strength.

        If the operations of our contract manufacturers are halted, even temporarily, or if they are unable to operate at full capacity for an extended period of time, we may experience business interruption, increased costs, loss of goodwill and loss of customers.

        In addition, because we outsource the manufacture of several of our products, we are required to place manufacturing orders well in advance of the time when we expect to sell these products. In the event that we order the manufacture of a greater or lesser amount of these products than we will ultimately require, we are generally obligated to purchase the surplus products or to forego or delay the sale or delivery of the products that we did not order in advance. In either case, our business and results of operations may be adversely affected. Any of these risks could result in manufacturing delays or increases in manufacturing costs and expenses. There may be an adverse affect on our profitability and consequently on our results of operations, if we incur increased costs.

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

Risks Relating to Our Location in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

        We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

        Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In June 2007, there was an escalation in violence in the Gaza Strip resulting in Hamas effectively controlling the Gaza Strip and a further escalation in violence has occurred during the first few months of 2008. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

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

Because most of our revenues are generated in dollars or are linked to the dollar while a portion of our expenses are incurred in NIS, our results of operations would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the NIS against the dollar.

        Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and related personnel expenses, are in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2007, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses. We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In the past, the NIS has devalued against foreign currencies, generally reflecting inflation rate differentials. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

The tax benefits from our approved enterprise and beneficiary enterprise programs require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to pay additional taxes and would likely be denied these benefits in the future.

        The Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel has granted approved enterprise status to two investment programs at our manufacturing facility and two programs qualify as beneficiary enterprises. The portion of our income derived from any of our approved enterprise programs and beneficiary enterprise programs, commencing when we begin to generate net income from these programs, is exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional five to eight years, depending on the percentage of our share capital held by non-Israelis.  The benefits available to an approved enterprise program and a beneficiary enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and, for an approved enterprise, the conditions contained in the certificate of approval from the Investment Center, and for our beneficiary enterprises, a pre-ruling that we received from the Israeli Tax Authority in October 2007. If we fail to comply with one or more of these conditions, we may be required to pay additional taxes during the period in which we would have benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future.

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

        As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Global Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with our Annual Report on Form 20-F for the year ended December 31, 2006, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Market performance may decrease the value of our assets and may cause us to incur impairment charges relating to our investment portfolio.

        As of December 31, 2007, we had $43.1 million in short and long-term marketable securities. The performance of the capital markets affects the value of funds held by us in marketable securities. These assets are subject to market fluctuations and yield uncertain returns, which may fall below our projected return rates. Due to recent market developments, including a series of rating agency downgrades, the fair value of these investments has declined and may decline in the future. We expect that market conditions will continue to fluctuate in the foreseeable future and that the fair value of our investments may be impacted accordingly.

        One of our primary market risk exposures is to changes in interest rates as a result of our investment in marketable securities. A decline in market interest rates could have an adverse effect on our investment income. In a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities we hold more quickly than we initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair value of the fixed income securities that comprise a substantial majority of our investment portfolio.

        In addition, as of December 31, 2007, we had $4.1 million of principal invested in auction rate securities, or ARS, representing interests in collateralized debt obligations supported by insurance securitizations and other structured credits. The estimated market value of our ARS holdings at December 31, 2007 was $3.5 million, which reflects a $0.6 million adjustment to the principal value of $4.1 million. Although the ARS continue to pay interest according to their stated terms, based on valuation models and an analysis of other-than-temporary impairment factors, we recorded an impairment charge of $0.4 million in the fourth quarter of 2007, reflecting the portion of ARS holdings that we have concluded have an other-than-temporary decline in value. In addition, in the fourth quarter of 2007, we recorded an unrealized holding loss of $182,000 in other comprehensive income as a reduction in shareholders’ equity that we concluded has a temporary decline in value. The credit and capital markets have continued to deteriorate in 2008. If uncertainties in these markets continue, these markets deteriorate further or we experience any additional ratings downgrades on any investments in our portfolio (including on ARS), we may incur additional impairments to our investment portfolio, which could negatively affect our financial condition, cash flow and reported earnings.

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

        We have approximately 450 customers worldwide using our Technology Business Unit products, including Aethra, Alcatel, Broadreach, Cisco, Comverse, Huawei, LG Electronics, LifeSize, Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Samsung, Siemens, Sony and Telecom Italia. Hundreds of enterprises around the world and dozens of telecommunications operators are using our videoconferencing systems and solutions.

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

        On March 15, 2005, we acquired substantially all of the assets of First Virtual Communications, Inc., or FVC, and its wholly owned subsidiary, CUseeMe Networks, Inc., in a bankruptcy proceeding. We acquired FVC’s leading software products that enable interactive voice, video and data collaboration over IP-based networks.

        In the enterprise market we sell to resellers, OEMs, and system integrators who use our infrastructure products to develop and install advanced IP and ISDN-based visual communication systems for use in the company meeting room and on employee’s desktop computers. The NBU also provides video services solutions to application service providers (ASP’s), both for 3G mobile and IP wireline. We sell our products and platforms to major vendors, such as Cisco and Alcatel, which then integrate our solutions into their communications platforms and architectures. These integrated solutions enable the delivery of real-time interactive IP and 3G-based multimedia streaming and video telephony services over both broadband connections (such as cable and DSL) and 3G mobile networks.

        Our Technology Business Unit, or TBU, is a one-stop-shop for developer platforms that equipment vendors use to build multimedia (voice, video, presence and messaging) services over IP and 3G and IMS (IP multimedia subsystem) products and solutions. The TBU provides protocol toolkits, server software platform and client framework as well as testing tools that enable equipment vendors to develop and deploy new rich-multimedia products over IP and 3G-based converged networks, services, and technologies.

        Our TBU solutions include developer toolkits for SIP, MEGACO/H.248,A-RTP, MGCP, H.323, RTSP (real time streaming protocol) and 3G-324M, our ProLab™ Test Management Suite and our Multimedia Terminal Framework. TBU also offers an IMS (IP multimedia subsystem) development suite, which extends our existing toolkits to IMS, and recently added new toolkits as part of the IMS development suite, including the IMS Diameter toolkit and NAT traversal.

        Our toolkits have been used by developers in a wide range of environments from chipsets to simple user devices like IP, video terminals and IADs (integrated access devices), and from integrated video systems through carrier class network devices like gateways, switches, soft switches and 3G multimedia gateways.

        Both business units also assist customers to integrate our technology into their products and to customize our products to their specific needs.

        Our capital expenditures for the years ended December 31, 2005, 2006 and 2007 were approximately $2.0 million, $2.3 million and $4.2 million, respectively. These expenditures were principally for implementation of an enterprise resource planning (ERP) system, research and development equipment, office furniture and equipment and leasehold improvements.

B.	BUSINESS OVERVIEW

Overview and Strategy

        We are the industry’s leading provider of high quality, scalable and easy-to-use products, technologies and developer tools for videoconferencing, video and audio telephony, and the development of unified communications systems over IP and 3G networks. Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.

        We have approximately 450 customers worldwide using our TBU products including, Aethra, Alcatel, Broadreach, Cisco, Comverse, Huawei, LG Electronics, LifeSize, Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Samsung, Siemens, Sony and Telecom Italia. Hundreds of enterprises around the world and dozens of telecommunications operators are using our videoconferencing systems and solutions.

        Our goal is to develop and deliver market-leading technologies and products that drive widespread adoption and deployment of interactive unified visual communications over packet and next-generation networks. We provide solutions at every level – protocol developer toolkits, professional services, network infrastructure, as well as integrated solutions that complement the communication solutions of other vendors such as those from Aethra, Alcatel, Cisco, Huawei, IBM, LifeSize, and Sony. We believe that the combination of offering IP-centric networking products, along with software toolkits, positions us as a key enabling vendor in the evolution of V²IP communications (Video and Voice over IP). Key elements of our business strategy include the following:

—	Maintain and extend our technology leadership. We believe that we have established ourselves as a technology leader in providing core-enabling technologies for a broad range of IP and 3G communication products and services. In this regard, in 2007 we announced support for IBM’s Lotus Sametime and continue to support Cisco’s Unified Communications architecture with our SCOPIA™ suite of products. During 2007, we announced the support for advanced high definition capabilities with our new SCOPIA™unified visual communications solution. We have accumulated extensive knowledge and expertise as designers and developers of commercial products and technologies for real-time packet-based communication. We continue to place considerable emphasis on research and development to expand the capabilities of our existing products, to develop new products and to improve our existing technology and capabilities. We believe that our future success will depend upon our ability to maintain our technological leadership; bring value to the communications solutions of our partners’ such as Cisco, Alcatel, Aethra, Comverse and others; enhance our existing products; and introduce on a timely basis new commercially viable products addressing the needs of our customers. We intend to continue to allocate significant resources to research and development.

—	Enable the extension of visual communications from the traditional conference room (videoconferencing) application to the desktop, the home, and onto the road over IP and wireless. We have been working with leading technology vendors such as Cisco and IBM, as well as developing partnerships with broadband and wireless service providers, to transform video communications from a meeting room application to a new mode of personal communication. The announcement in 2007 of our integration of RADVISION’s SCOPIA Desktop product with IBM Lotus Sametime, allowing video conferencing and data collaboration, was a continuation of our approach in this direction. In 2004, Cisco announced and began deploying desktop video networks based, in part, on our technology. 3G operators around the world have performed pilots of our powered video telephony and video streaming applications. Our platforms are key technologies in all of these solutions and we will continue to work to expand the use of video for communications and entertainment at the desktop, in the home and over broadband mobile networks.

—	Strengthen and expand our relationships with our OEM customers. We have established and continue to maintain collaborative working relationships with many companies in the IP communication market, including Aethra, Cisco and Lifesize as OEMs and Alcatel, Huawei, IBM, Nokia, Nortel, Siemens and Sony as partners. We work closely with our OEM customers to integrate our products and core technology into their solutions. Our core technology and our system design expertise enable us to assist these customers in the development of complete solutions that contain enhanced features and functionality compared to competitive alternatives. We strive to establish long-term relationships with our OEM customers by starting with a few products and subsequently expanding these relationships by increasing the number and range of products sold to these customers. We intend to expand the depth and breadth of our existing OEM relationships, while initiating similar new relationships with other leading OEMs focused on the IP communication market.

—	Continue to offer new and enhanced products and features. We believe that we have consistently been either first, or among the first, to market products that support real-time voice, video and data communication over packet networks. We were the first-to-market with IP gateways that provide combined voice, video and data functionality, the first-to-market with software development kits for the development of H.323-compliant IP communication products and applications, and the first to announce support for SIP (Session Initiation Protocol) in our infrastructure platform. We were also the first to offer a 3G toolkit and 3G to IP (H.323 and SIP) bridging. We continue to be active in enhancing industry standards by improving the call set-up time in video cellular calls, contributing to Firewall/NAT (network address translation) traversal standardization (H.460.18/19) and H.248 video enhancements. We intend to utilize our technological expertise as a basis for market leadership by striving to be the first-to-market with new and enhanced products and features that address the increasingly sophisticated needs of our customers and the evolving markets they serve. In addition, we believe that our participation in the drafting of industry standards gives us the ability to quickly identify emerging trends enabling us to develop new products and technologies that are at the forefront of technological evolution in the IP communication industry.

—	Leverage service provider opportunities. We are working closely with telecommunications equipment providers, 3G mobile carriers, and residential IP (wireline) service providers to enable video services (both communications and streaming/entertainment) to be delivered to the home and the mobile device. In 2005, our 3G products were commercially used for the first time. 3G service providers around the world continued to perform pilots and trials for our video services in 2007. We expect that the market will continue to grow into general use in the next few years, although we cannot assure you what, if any, will be our market share.

—	Enable desktop conferencing and communication through strategic partners. We intend to continue our efforts to maintain our position as a key enabling solution provider for major vendors’ activities to drive visual communication beyond the meeting room and onto the desktop. We intend to leverage our close relationship with Cisco and their efforts in enterprise video telephony by virtue of our Cisco OEM arrangement for certain products. Accordingly, we have provided Cisco MCUs (multipoint conferencing units) and gateways for the integration of such products into Cisco’s MeetingPlace collaboration product.

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

NBU Products

        Our award-winning multimedia communication, videoconferencing and video services network infrastructure products provide both the platform and applications to enable advanced video-based conferencing and collaboration functionality between any video-enabled device, such as a meeting room or a desktop videoconferencing end point, with other telephony and videoconferencing systems. Additionally, our portfolio of interactive video platform solutions enables the development and delivery of real-time video services (both streaming and communications) to wireless, wireline, and broadband mobile users. Our solutions can be used by institutions, enterprises, and application service providers to create high quality, easy-to-use voice, video, and data communication, collaboration, and entertainment environments, regardless of the communication network – IP, SIP, 3G, H.323, ISDN or next generation IMS (IP multimedia subsystem).

        Our core infrastructure solution for the enterprise is the SCOPIA line of infrastructure. These are a family of customizable, scalable array of ports, management solutions and custom functionality with which system integrators can design and quickly deploy a highly configurable and scalable visual communication network tailored for each client’s individual needs. With the SCOPIA product line, the customer can choose the best port configuration, management solution and additional applications, with the entire solution delivered in an integrated chassis. The SCOPIA family of products is a plug-and-play line of videoconferencing network appliances targeted at the enterprise and service provider market.

        The high scale SCOPIA platform is currently available in two configurations: the SCOPIA 400 (formerly viaIP), a 4-slot, 2U chassis configuration; and the SCOPIA 1000, a larger 21-slot, 12U chassis, which serves new emerging application service provider network architectures and higher density needs in large-scale deployments. The blades used in the SCOPIA 400 and SCOPIA 1000 are interchangeable, thereby providing an easy upgrade path from lower capacity deployments using the SCOPIA 400 to higher capacity deployments using the SCOPIA 1000.

        Within the SCOPIA product family, we also offer the SCOPIA 12/24 bundle, which is an off-the-shelf, pre-configured solution designed for smaller enterprises.

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

        As part of the unified communications concept, we integrate the CTM solution into IBM’s Lotus Notes and Same Time environments, so that users are using the same applications that they are already familiar with, but with the CTM audio/video collaboration engine.

        SCOPIA Desktop was developed as an evolution of the CTM technology. It was designed as a desktop collaboration tool that extends the reach of room videoconferencing systems to make video networks accessible to any member of the organization. Using SCOPIA network infrastructure, team members can collaborate in a multiparty conference regardless of the device: a high end room conferencing system, a laptop from a branch or a teleworker’s personal computer. Customers and partners can also be included by simply sending a web link. SCOPIA Desktop’s built-in firewall traversal ensures call connectivity regardless of the partner’s firewall configuration. By utilizing our audio and video hardware processing, each participant is assured a high quality, low bitrate audio visual experience. SCOPIA Desktop uses a freely distributable, highly advanced web client. There are no client software fees, complex installations, license provisioning or software upgrades.

        For application service providers, our NBU offers a wide range of IMS (IP multimedia subsystem)-ready products that enable mobile, wireline and wireless application service providers (ASPs) and integrators to deploy and roll out interactive video services. This product suite is based on advanced video processing and enables access from any bearer, including wireline, wireless, cable and 3G-324M.

        Our Interactive Video Platform, released under the SCOPIA name in early 2007, is an IMS-ready, advanced media server with flexible application programming interfaces (APIs) for deployment and delivery of multiple converged services over any bearer. The SCOPIA Interactive Video Platform enables application service providers to roll out customized interactive mobile video services.

        Mobile operators and ASPs can use our PC (personnel computer)-to-mobile solution to deploy a value added service that enables mobile subscribers to initiate and receive billable video calls from personnel computers or mobile handsets.

        Leveraging technologies pioneered by us over three years ago and which can already be found powering 3G networks trials worldwide, the SCOPIA network infrastructure and SCOPIA Interactive Video Platform are key components in enabling new revenue-generating video-based services that will complement traditional voice and data services these providers already offer. Sample services that are enabled by the SCOPIA infrastructure and SCOPIA Interactive Video Platform include:

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

    —        Distributed architecture. We believe that no competing product can match the capacity of the SCOPIA platform. Because of its IP architecture, the entire infrastructure does not need to be mounted in a single integrated rack, but can be distributed throughout a network. By distributing intelligence throughout the network, the enterprise benefits from increased redundancy, network traffic optimization, resource management and high scalability. These benefits of huge scalability and distributed architecture are also found in the CTM product portfolio, which is designed to support mass deployments in large enterprises.

    —        Extensive protocol support. In addition to supporting both ISDN and H.323, our solution also supports SIP and 3G-324M for desktop and mobile communications, as well as emerging IMS (IP multimedia subsystem) protocols.

    —        IP protocol expertise. We are a leader in developing and delivering advanced voice and video protocols over IP networks, primarily H.323 and SIP. As a result, our solutions support the most recent versions of each of the signaling protocols with the associated features they enable. In addition, our solutions are interoperable with standards-based end point on the market today.

Visual Communication Market Trends Which May Benefit our Company

        Unified communications in the workplace and at home. With the need for greater efficiency and the importance of accurate communication, companies are turning to new ways of communicating to enable remote parties to interact as if they were in the same room. Conference calls and e-mail usage have increased dramatically and Instant Messaging (IM) is being adopted increasingly in the enterprise. We believe that this trend of accessing all forms of communication from familiar applications is driving the unified communications experience and is making enterprises explore multimedia applications that provide advanced voice, video and data experiences to maximize information flow, whether in a group meeting or person to person.

        Major vendors who provide video telephony and desktop multimedia communications. In 2006, IBM entered into the desktop multimedia communications space with the launch of its SameTime 7.5 software. Microsoft also continues to improve its Office Communicator. Both of these vendors are competing in the enterprise collaboration market with the use of all available media (such as voice, data and video). We believe that due to our unique IP-based architecture and support of standards, such as SIP, we are well positioned to provide complementary solutions and/or capitalize on the strong marketing and solution trends that these two large companies, as well as others in the industry, are offering to the information technology (IT) manager, chief executive officer, chief information officer and chief technology officer. We have has also integrated our SCOPIA product portfolio with Cisco’s Video Telephony desktop solution, VT Advantage.

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

TECHNOLOGY BUSINESS UNIT

        Our TBU provides standards-based protocol toolkits, client frameworks, server frameworks and testing solutions for the development of real-time voice, video and data communication solutions over packet, 3G and IMS (IP multimedia subsystem) networks.

TBU Products

        We offer one of the most complete sets of development toolkits for IP and next generation environments. We sell core enabling technology for real-time IP, IMS and 3G-based communications in the form of software development kits and testing tools. Communication equipment providers and developers seeking to create and market industry standard compliant IP telephony and multimedia products, systems and applications need core IP communication protocol software to develop their IP-centric solutions. The same holds true for developers of 3G and next generation-based multimedia solutions.

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

    —        RADVISION SIP Development Toolkit. Session initiation protocol, commonly referred to as SIP, is a popular signaling protocol for initiating, managing and terminating voice and video sessions across packet networks. SIP was designed for building high performance user agents. The RADVISION SIP DevelopmentToolkit enables the development of products that require full user/agent functionality. Our SIP Toolkit is designed to provide high scalability and extensibility for both small and large-scale projects. It enables the implementation of feature-rich SIP entities such as application servers, softswitches, IP-PBXs, gateways and conferencing bridges. The RADVISION SIP Server Toolkit enables the development of SIP-based infrastructure devices such as IP-PBXs and softswitches. Our SIP is a key milestone for implementing the upcoming IMS network and components. The SIP protocol was also adopted by the 3GPP (3rd Generation Partnership Project) as a mandatory part of the IMS architecture for next generation mobile and fixed networks. Our SIP Development Toolkit supports the needed extensions to cope with the 3GPP requirements in order to provide a solution for IMS applications, services and core-network IMS equipment vendors.

    —        RADVISION IMS DIAMETER Toolkit. The IMS DIAMETER Toolkit is a powerful software tool designed for the development of IMS (IP multimedia subsystem) Diameter-compliant network elements. It includes all required development components, including a set of quick start sample applications that demonstrate efficient API (application programming interface) usage, a graphical user interface, or GUI, test application and detailed documentation. Implementing all major IMS interfaces and assuring IETF RFC 3588-compliancy, the IMS DIAMETER Toolkit allows seamless integration with IMS based IP networks (3GPP and TISPAN). Our IMS DIAMETER Toolkit is standards-based (IETF, TISPAN and 3GPP), and offers highly reliable performance.

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

    —        RADVISION MEGACO Development Toolkit. MEGACO/H.248 is the official industry standard media gateway control protocol for large-scale IP-centric communication networks. Like MGCP, it is an internal protocol used between “intelligent” centralized gateway controllers and numerous “dumb” media gateways that handle voice and video media streams. T he standard is the result of a unique collaborative effort between the Internet Engineering Task Force, or IETF, and International Telecommunication Union, or ITU, standards organizations. Derived from MGCP, MEGACO/H.248 offers several key enhancements including support for multimedia and conferencing calls, improved handling of protocol messages and a formal process for creating extensions to support advanced functionality. The RADVISION MEGACO/H.248 Development Toolkit includes a unique Media Device Manager to greatly simplify application development and reduce development time by eliminating the need for developers to write code for interpreting MEGACO/H.248 messages.

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

    —        RADVISION Multimedia Terminal Framework. In mid-2003, we first introduced a product for the manufacture of IP phones. In mid 2005, we introduced the Video Phone function, designated for videophone and residential gateway developers and manufacturers. The framework bundles TBU toolkits along with call control and endpoint management software to provide an IP phone and video phone application for any IP protocol (such as SIP). It is now used for the development of a wide variety of applications and devices, from video phones and IP phones to next generation SIP and IMS-based handheld devices with applications such as video share, video telephony, VoIP and others, SoHo PBX systems and IP voice gateways. The advanced functionality and broad flexibility, together with multi-protocol support and advanced features, makes this toolkit central for the development of IP communications solutions.

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

    —        Advanced RTP/RTCP Toolkit. The RADVISION’s Advanced RTP/RTCP (Real-Time Transport Protocol/Real-Time Transport Control Protocol) Toolkit is designed to address the requirements of mature, production IP telephony applications. The Toolkit provides enhanced media transport functionality, including support for Security and IPv6 and NAT/Firewall traversal. The Advanced RTP/RTCP Toolkit seamlessly scales from small, embedded platforms up to densely populated parallel processing environments.

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

Industry Trends That May Benefit Our Developer Toolkits

Growth in IP communications. In the 1990‘s, IP communication experienced dramatic growth in traffic. Even during the downturn of 2000 and 2001, IP communications continue to grow. We believe that this trend will continue in the future due to:

—	a rapid growth in the adoption of IMS (IP multimedia subsystem architecture) for mobile (3GPP), fixed (TISPAN) and cable (PacketCable) networks;

—	an increasing need for enterprises to expand their networks to enable them to send, access and receive information quickly, economically and globally;

—	an increasing use of the Internet and other packet networks for communicating and engaging in commercial transactions;

—	an increase in available bandwidth at declining prices;

—	the introduction of new voice, video and data communication services and applications;

—	the dramatic growth of wireless and broadband mobile networks and the interest by consumers to use WiFi and 3G-based devices and networks for new multimedia services such as video streaming and video telephony;

—	the increasing focus by both major vendors, such as Cisco and Microsoft, and IT managers to deploy IP-based multimedia communications to employee desktops;

—	the emergence of low cost, high quality IP communications devices that enable people, both in business and in every day life, to communicate more effectively and access real-time video over broadband mobile or residential IP or 3G connections; and

—	the growth in complexity of the SIP standard, which is making in-house SIP development by potential customers a more difficult task.

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

        Our leadership position stems from the pioneering work we began in 1993. We were the first to develop and demonstrate commercially viable technology for establishing real-time voice, video, and data on IP networks. Since our inception, we have been helping to develop the industry standards that are driving the emergence and growth of the use of packet networks for real-time communication. Our company was an original member of the ITU (International Telecommunication Union) team that defined the H.323 standard, and we continue to work closely with the ITU, the IETF (Internet Engineering Task Force), IMTC (International Multimedia Telecommunications Consortium), and other industry consortia to define a broad spectrum of IP telephony protocols for voice and video communication, including SIP, MGCP, MEGACO/H.248, 3G-324M, ARTP, SRTP and Diameter.

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

        3G-324M, based on ITU H.324M and specified in detail by 3GPP (3GPP TS 26.112 and 3GPP TS 26.111 Working Groups), enables the development, deployment and support of a wide variety of delay-sensitive applications immediately. Enabled applications include multimedia conferencing with other 3G mobile end points, and wire lined H.323 or SIP terminals, video streaming, cell phone TV, video-on-demand (such as news and sports) and multimedia, multi-participant gaming.

        We have taken a pioneering role in providing 3G-324 developer toolkits (as well as 3G-324M-based infrastructure in our NBU) that enable equipment developers to develop products, ranging from 3G handsets to gateways and media servers, that will deliver real time multimedia services over 3G. The ITU officially adopted our fast call set-up time amendments to the protocol.

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

Products and Technology under Development

        We intend to capitalize upon our technological leadership in real-time IP communication and visual communication network appliance and functionality to develop new products and technology that meet the evolving needs of the IP, 3G, and emerging IMS markets, as well as platforms and tools to create new IP-centric enhanced services. We recently added an IMS portfolio that includes both toolkits and testing tools to provide IMS developers with IMS-compliant software infrastructure. We believe that IMS represents the actual standardized evolution of both wireless (3G evolution to IMS) and fixed (next generation and cable) networks into an all-IP network architecture. Accordingly, we view IMS as an opportunity for us to leverage our technological leadership to achieve business growth. We are also currently investing our resources in the development of application-level engines that we believe will enhance our value proposition by further shortening our customers time to market.

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

        For the years ended December 31, 2006 and 2007, one customer accounted for approximately 35% and 34%, respectively, of our sales.

        The following is a representative list of our major customers in 2007:

Aethra Ltd	Iwatsu	Seal
Alcatel Ltd	Life size	Siemens
Broadreach	LM Technical Services	Solincom Inc.
Cisco	Logica CMG	Sony
Computer Science Corporation	Motorola	Target
Comverse	Nortel	TIM
Digital China Technology	Northrop Grumman	Tricom Inc.
E-Soft	NTT	Vitec
France Telecom	NTT BizLink	Wisepot
Glovicom	Research In Motion Limited	Wire One
GS Plus	Samsung	Yasakawa Information
Hands on video	Science Applications International Corporation

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

        We currently have sales offices in the United States in New Jersey, California, Washington and New Hampshire. We also have a sales office in Israel and marketing or representative/liaison offices in Hong Kong, China, Korea, Japan, Singapore, the United Kingdom, France, Germany, Italy, Spain and Brazil. The geographic breakdown of our total sales for the year ended December 31, 2007 was 60.0% in the Americas, 19.0% in Europe, 2.8% in the Middle East and 18.2% in the Asia-Pacific region.

        We have dedicated sales teams to support our large strategic accounts as well as to identify potential strategic customers who would deploy our products on large scales and generate significant revenues for us.

        In each of January 2007 and January 2008, VC Insight, a global video conferencing research firm selected RADVISION as the “Best Unified Communications Company of the Year.” In addition, in January 2008, the SCOPIA video communications platform was selected by the Internet Telephony Magazine (www.itmag.com) as one of the two best video conferencing products of 2007.

        Marketing organization. Our marketing organization develops strategies and implements programs to support the sale of our products and technology and to sustain and enhance our market position as an industry leader. Our current marketing efforts include various sales and channel support programs designed to drive sales and marketing communication programs designed to increase industry visibility, including press/analyst tours, trade shows and events, speaking engagements and ongoing interaction with analysts and the media as well as targeted marketing programs. Additional programs include technical seminars where customers and other industry participants are educated in real-time IP communication technology and the benefits of our products and technology. We also view our website as an important marketing tool for lead generation, customer relations and to support our market position as video communication experts through quality content, including providing information related to issues relevant to the communication industry, as well as important product and market trends.

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

        We provide global customer care and support services for our products and technology. Our customer care and technical support teams are located in Israel, New Jersey, New Hampshire, California, London, Japan, Korea, India, Spain, France, Hong Kong and China. We offer a 24 hour, seven day a week, 365 days a year service program in certain of our offices to better serve our networking customers who desire the expanded service. We also offer various other services, such as assisting our networking customers with the initial installation, set-up and training. In addition, our technical support team trains and certifies our networking customers to provide local support in each of the geographical areas in which our products are sold.

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

Intellectual Property

        We rely on copyright, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our customers, third-party distributors, suppliers, employees and others to protect our intellectual property.

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

Competition

        We compete in a new, rapidly evolving and highly competitive and fragmented market. We expect competition to intensify in the future.We believe that the main competitive factors in our market are time to market, product quality, features, cost, technological performance, scalability, compliance with industry standards and customer relationships.

        The principal competitors in the market for our products currently include:

Networking Products		Software development kits

—	Polycom Inc.	—	Trillium Digital Systems, acquired by Continuous Computing.
—	TANDBERG	—	Aricent
—	Codian (acquired by TANDBERG)	—	Data Connection Limited
In the 3G market:		—	Dilithium Networks
—	Ericsson	—	Netbrics
—	Dilithium Networks	—	Open source developers and In-house developers employed by
—	NMS Communications		manufacturers of telecommunication equipment and systems

        Additional competitors may enter any of our markets at any time.

Manufacturing

        Our manufacturing operations consist of materials planning, procurement, out-sourcing of sub-assembled kit’s, final assembly, testing, quality control, packaging and shipping. We generally assemble, test and integrate our products in a subcontractor’s facilities in Israel. We test our products both during and after the assembly process using internally developed quality assurance testing procedures. We use an enterprise resource planning, Oracle ERP, system. We believe that the efficiency of our assembly process to date is largely due to our product architecture and our Design For Manufacturing (DFM). We manufacture our software development kits on CD-ROMs and package and ship them accompanied by relevant documentation.

        As part of our commitment to quality, we have been certified as an ISO 9001:2000 and ISO 14001 supplier. The ISO 9001:2000 and ISO 14001 standards define the procedures required for research and development, customer support and manufacture of products with predictable and stable performance and quality. We are continuously improving our quality based on the quality standards and indicators measured by the ISO 9001:2000 and ISO 14001 processes.

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

        Zohar Zisapel, the Chairman of our Board of Directors and a principal shareholder of our company, and Yehuda Zisapel, a principal shareholder of our company, who formerly was a director and the Chairman of our Board of Directors, are brothers. Individually or together they are directors and principal shareholders of several other companies which, together with us and the other subsidiaries and affiliates, are known as the RAD-BYNET group (although this is not a legal entity). In addition to engaging in other businesses, members of the RAD-BYNET group are actively engaged in designing, manufacturing, marketing and supporting data communication products, none of which currently compete with our products. Some of the products of members of the RAD-BYNET group are complementary to, and may be used in connection with, our products.

D.	PROPERTY, PLANTS AND EQUIPMENT

        Our headquarters and principal administrative, finance, sales and marketing and promotion operations are located in approximately 118,000 square feet of leased office space in Tel Aviv, Israel at an aggregate rental cost of approximately $1.5 million in 2007. The lease for our principal offices expires in June 2010. In the United States, we lease approximately 12,600 square feet of office space in Fair Lawn, New Jersey expiring in September 2012, approximately 3,156 square feet in Sunnyvale, California expiring in April 2010 and approximately 12,000 square feet in Bedford, New Hampshire expiring in February 2011. We also lease approximately 2,600 square feet in Hong Kong expiring in May 2009, approximately 3,000 square feet in the United Kingdom expiring in March 2009, approximately 6,500 square feet in China expiring in December 2008, approximately 900 square feet in Japan expiring in January 2009, approximately 1,200 square feet in France expiring in March 2009 and approximately 1,000 square feet in Korea expiring in December 2008. The aggregate annual rent for our sales and service offices in the United States, Hong Kong, China, Japan, the United Kingdom, Korea and France was approximately $1.5 million in 2007.

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

Overview

        We are the industry’s leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions. We have approximately 450 customers worldwide, including Aethra, Alcatel, Broadreach, Cisco, Comverse, GS Plus, LifeSize, Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Review Video, Samsung, Siemens, Sony, Telecom Italia and Wisespot.

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

        Our Technology Business Unit, or TBU, is a one-stop shop of voice and video over IP and 3G Development toolkits. The TBU provides protocol development tools and platforms as well as associated solutions, such as testing platforms and IP phone toolkits, that enable equipment vendors and service providers to develop and deploy new IP and 3G-based converged networks, services, and technologies. TBU solutions include developer toolkits for SIP, MEGACO/H.248, MGCP, H.323, and 3G-324M. Our TBU solutions also include our ProLab™ Test Management Suite and IP phone toolkit. Our toolkits have been implemented in a wide range of environments from chipsets to simple user devices like IP phones, and from integrated video systems through carrier class network devices like gateways, switches, soft switches and 3G multimedia gateways.

        Both business units also assist customers to integrate our technology into their products and to customize our products to their specific needs.

        Our goal is to be the leading provider of solutions that enable real-time multimedia (voice, video and data) collaboration and communication over packet and 3G networks. We provide solutions at every level – protocol developer toolkits, professional services, network infrastructure, as well as integrated solutions that complement the communication solutions of other vendors. We believe that the combination of offering IP-centric networking products, along with software toolkits, positions us as a key enabling vendor in the evolution of next-generation communications. Both of our product lines are essential for building networks that support real time voice and video communication with full interoperability with legacy ISDN/PSTN networks and technologies. We also believe that the opportunities for mass deployment in desktop collaboration and 3G are promising growth levers for our company, complementing our traditional sources of revenues from our TBU and NBU businesses.

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

        Revenue Recognition. We account for our revenue in accordance with the provisions of SOP 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants and as amended by SOP 98-9 and related interpretations. When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met:

—	Persuasive evidence of an arrangement exists. We require evidence of an agreement with a customer specifying the terms and conditions of the products or services to be delivered typically in the form of a signed contract, statement of work or purchase order.

—	Delivery has occurred. For software licenses, delivery takes place when the customer is given access to the software programs via access to a web site or shipped medium. For sales of videoconferencing systems that are delivered physically, delivery takes place upon transfer of the videoconferencing system to the customer’s possession. For services, delivery takes place as the services are provided.

—	The fee is fixed or determinable. Fees are fixed or determinable if they are not subject to a refund or cancellation and do not have payment terms that exceed our standard payment terms. Typical payment terms are between net 30 days to net 90days.

—	Collection is probable. We perform a credit review of all customers with significant transactions to determine whether a customer is credit worthy and collection is probable.

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

        In the case of multiple-element arrangements that involve significant modification or customization of the software or involve services that are considered essential to the functionality of the software, contract accounting is applied according to the provisions of SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” in accordance with which revenues are recognized on the percentage of completion basis, when collectability is probable. Percentage of completion is determined based on the “output method,” meaning upon completion of milestones. However, in cases where uncertainty exists subsequent to the completion of the milestone with regard to customer acceptance, revenue is not recognized until actual customer acceptance. The recognition of losses on contracts is reflected in the period in which the likelihood of losses is identified.

        Allowances for Doubtful Accounts. We perform ongoing credit evaluations of our customers’ financial condition, and we require collateral as deemed necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

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

        Goodwill and Intangible Assets. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The goodwill on our balance sheet is a result of our acquisitions of the assets of FVC in March 2005 and VisionNex Technologies, Inc., or VisionNex, in September 2004. The identifiable intangible assets, other than goodwill, included in our balance sheet are technology and distribution networks acquired from FVC and VisionNex. We review goodwill for potential impairment at least annually and other intangible assets when events or changes in circumstances indicate the carrying value of the other intangible assets may be impaired, in which case we may obtain an appraisal from an independent valuation firm to determine the amount of impairment, if any. In addition to the possible use of an independent valuation firm, we perform internal valuation analyses. We determine fair value using widely accepted valuation techniques, including discounted cash flow analysis. This type of analysis requires us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. As of December 31, 2007, we determined there was no impairment of the VisionNex and FVC goodwill. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge.

        Deferred Taxes and Uncertain Tax Positions. We utilize the liability method of accounting for income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in recent years. As a result of our cumulative losses in the United States and the full utilization of our loss carryforward opportunities, we have recorded valuation allowances to reduce our net deferred tax assets to the amount we believe is more likely than not to be realized. In the future, if we realize a deferred tax asset that currently carries a valuation allowance, we may record a reduction to income tax expense in the period of such realization.

        In July 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109, or FIN 48, which requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements. Under FIN 48, tax positions that previously failed to meet the more-likely-than-not threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Prior to 2007, we recorded estimated income tax liabilities to the extent they were probable and could be reasonably estimated. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

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

        Valuation of investments. Fair value of marketable securities is estimated using quoted market prices where available. For securities not actively traded, fair value is estimated using values obtained from our cash asset managers. To estimate the value of these investments, the cash asset managers employ various models that take into consideration such factors, among others, as the credit rating of the issuer, effective maturity of the security, yields on comparably rated publicly traded securities, availability of insurance and risk-free yield curves. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair value depending on a number of factors, including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

        Based on our intent with respect to a particular investment at the time of investment, we are generally required to classify our investments into one of two investment categories under GAAP: “held to maturity” or “available for sale.” The classification of the investment may affect our reported results. For investments classified as held to maturity, we are required to carry the investment at amortized cost, with only the amortization occurring during the period recognized into income. The other than temporary impairment of available-for-sale securities totaled $0, $0 and $379,000 for the years ended December 31, 2005, 2006 and 2007, respectively, and such losses were recorded in financial income, net. The adjustment to unrealized holding losses on available-for-sale marketable securities was included as a separate component of shareholders’ equity, “Accumulated other comprehensive income,” which amounted to $0, $0 and $182,000 for the years ended December 31, 2005, 2006 and 2007, respectively.

        We regularly review our investments for factors that may indicate that a decline in the fair value of an investment below its cost or amortized cost is other than temporary. Some factors considered in evaluating whether or not a decline in fair value is other than temporary include: (i) our ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value; (ii) the duration and extent to which the fair value has been less than cost; and (iii) the financial condition and prospects of the issuer. Such reviews are inherently uncertain in that the value of the investment may not fully recover or may decline further in future periods resulting in realized losses.

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

        Financial income, net. Our financial income, net consists primarily of interest earned on bank deposits and other liquid investments, gains and losses from the re-measurement of monetary balance sheet items denominated in non-dollar currencies into dollars and other than temporary impairment of auction rate securities.

Results of Operations

        The following discussion of our results of operations for the years ended December 31, 2005, 2006 and 2007, including the percentage data in the following table, is based upon our statements of income contained in our financial statements for those periods and the related notes, included in this annual report:

	December 31,
	2005	2006		2007

Revenues	100.0%	100.0%		100.0%
Cost of revenues	17.7	20.0	*	20.0	*

Gross profit	82.3	80.0		80.0
Operating expenses:
Research and development	27.2	27.8	*	33.1	*
Marketing and selling	33.2	33.7	*	35.6	*
General and administrative	6.3	7.1	*	9.4	*
Patent settlement reserve	--	2.1		--

Total operating expenses	66.7	70.7		78.1
Operating income	15.6	9.3		1.9
Financial income, net	4.1	6.4		6.7
Taxes benefit, net	0.1	1.0		1.9

Net income	19.8%	16.7%		10.5%

*	Including stock-based compensation recorded in 2006 and 2007 under Financial Accounting Standards Board Statement No. 123 (revised 2004), “Share-Based Payment,”representing 0.4%, 1.6%, 2.1% and 1.1% for 2006 and 0.4%, 1.8%, 2.2% and 1.4% for 2007 of total revenues relating to Cost of revenues, Research and development expenses, Marketing and selling expenses and General and administration expenses, respectively.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

        Revenues. Revenues increased by 0.7% from $91.0 million for the year ended December 31, 2006 to $91.6 million for the year ended December 31, 2007. This increase was due to a $1.5 million increase in sales of our networking products, which was offset by a decrease of $0.9 million in sales of our technology products. The results primarily reflect increased sales in the Americas and Asia-Pacific regions, offset by a decrease in sales in Europe and the Middle East regions.

        Revenues from networking products increased by 2.2% from $66.8 million for the year ended December 31, 2006 to $68.3 million for the year ended December 31, 2007. The increase in revenues from networking products was primarily attributable to increased sales to non- Cisco channels in the Americas.

        Revenues from technology products decreased by 3.7% from to $24.2 million for the year ended December 31, 2006 to $23.3 million for the year ended December 31, 2007. The decrease in revenues from technology products was attributable to a $1.2 million decrease in software license fees from approximately $8.5 million in 2006 to approximately $7.3 million in 2007.

        Revenue from sales to customers in the Americas increased from $52.5 million, or 57.7% of revenue, for the year ended December 31, 2006 to $54.9 million, or 59.7% of revenue, for the year ended December 31, 2007, an increase of $2.4 million, or 4.6%. This increase in sales to customers in the Americas was primarily attributable to increased sales to the federal market and non- Cisco channels.

        Revenue from sales to customers in Europe and the Middle East decreased from $23.1 million, or 25.4% of revenue, for the year ended December 31, 2006 to $19.9 million, or 21.7% of revenue, for the year ended December 31, 2007, a decrease of $3.2 million, or 13.9%. This decrease in sales to customers in Europe and the Middle East was primarily attributable to decreased sales of our networking products to the third generation market.

        Revenue from sales to customers in the Asia-Pacific region increased from $15.4 million, or 17.0% of revenue, for the year ended December 31, 2006 to $16.7 million, or 18.2% of revenue, for the year ended December 31, 2007, an increase of $1.3 million, or 8.4%. This increase in sales to customers in the Asia Pacific region is primarily attributable to increased sales of our networking products.

        Cost of Revenues. Cost of revenues increased from $18.2 million for the year ended December 31, 2006 to $18.3 million for the year ended December 31, 2007, an increase of $0.1 million, or 0.5%. Gross profit as a percentage of revenues remained constant at 80.0% for the years ended December 31, 2006 and 2007. Cost of revenues for the years ended December 31, 2006 and 2007 includes $373,000 and $411,000, respectively, of stock-based compensation recorded under Financial Accounting Standards Board Statement No. 123 (revised 2004), “Share-Based Payment,” or FASB No. 123(R).

        Research and Development Expenses. Research and development expenses increased from $25.3 million for the year ended December 31, 2006 to $30.3 million for the year ended December 31, 2007, an increase of $5.0 million, or 19.8%. The increase was primarily attributable to increased expenses related to the dollar cost of our Israeli personnel expenses as a result of the appreciation of the NIS against the U.S. dollar in 2007 and an increase in contractors’ expenses. Research and development expenses as a percentage of revenues increased from 27.8% for the year ended December 31, 2006 to 33.1% for the year ended December 31, 2007. Research and development expenses for the years ended December 31, 2006 and 2007 include $1.5 million and $1.7 million, respectively, of stock-based compensation recorded under FASB No. 123(R). We anticipate that research and development expenses will increase in 2008 as a result of accelerated investment in research and development, an increase in research and development personnel and the anticipated appreciation of the NIS against the U.S. dollar in 2008, which would increase the dollar cost of our Israeli personnel expenses.

        Marketing and Selling Expenses. Marketing and selling expenses increased from $30.6 million for the year ended December 31, 2006 to $32.6 million for the year ended December 31, 2007, an increase of $2.0 million, or 6.5%. The increase was primarily attributable to an increase in the number of sales and marketing personnel. Marketing and selling expenses as a percentage of revenues increased from 33.7% for the year ended December 31, 2006 to 35.6% for the year ended December 31, 2007. Marketing and selling expenses for the years ended December 31, 2006 and 2007 include $1.9 million and $2.0 million, respectively, of stock-based compensation recorded under FASB No. 123(R).

        General and Administrative Expenses. General and administrative expenses increased from $6.5 million for the year ended December 31, 2006 to $8.6 million for the year ended December 31, 2007, an increase of $2.1 million, or 32.3%. The increase was primarily attributable to an increase in legal expenses, number of general and administrative personal and the dollar cost of our Israeli personnel expenses as a result of the appreciation of the NIS against the U.S. dollar in 2007. General and administrative expenses as a percentage of revenues increased from 7.1% for the year ended December 31, 2006 to 9.4% for the year ended December 31, 2007. General and administrative expenses for the years ended December 31, 2006 and 2007 include $1.0 million and $1.3 million, respectively, of stock-based compensation recorded under FASB No. 123(R). We anticipate that general and administrative expenses will remain constant in 2008.

        Patent settlement reserve. For the year ended December 31, 2006, we recorded a $1.9 million patent settlement reserve relating to a claim we received in 2005 from Avistar Communications Corporation, a U.S. developer of video technologies, alleging that we infringed on ten of their patents. We did not record a patent settlement reserve in 2007.

        Financial Income, Net. Financial income, net increased from $5.8 million for the year ended December 31, 2006 to $6.1 million for the year ended December 31, 2007. The increase was primarily a result of higher prevailing interest rates, which was offset by a one-time impairment of auction rate securities in the amount of approximately $380,000. Financial income in 2006 and 2007 was primarily derived from the investment of the proceeds of our March 2000 initial public offering, cash generated from operating activities and exercise of options by employees, which was offset in part by the use of cash to repurchase our ordinary shares.

        Taxes on Income. For the year ended December 31, 2006, we recorded an income tax benefit of approximately $900,000. The benefit was primarily derived from an increase in deferred income taxes assets of approximately $900,000, reversing valuation allowances on deferred income tax assets of approximately $600,000 and reversing prior years’ taxes of approximately $700,000, offset in part by $1.3 million of current taxes. For the year ended December 31, 2007, we recorded an income tax benefit of approximately $1.8 million. The benefit was primarily derived from an increase in deferred income taxes assets of approximately $2.4 million, reversing prior years’ tax benefit of approximately $250,000, offset in part by $800,000 of current taxes.

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

        Revenues from networking products increased by 30.3% from $51.3 million for the year ended December 31, 2005 to $66.8 million for the year ended December 31, 2006. The increase in revenues from networking products was primarily attributable to increased OEM sales to Cisco.

        Revenues from technology products increased by 6.6% from $22.7 million for the year ended December 31, 2005 to $24.2 million for the year ended December 31, 2006. The increase in revenues from technology products was attributable to a $2.3 million increase in royalty fees from approximately $4.8 million in 2005 to approximately $7.1 million in 2006. This increase was offset in part by a $1.2 million decrease in software license fees from approximately $9.7 million in 2005 to approximately $8.5 million in 2006.

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

        Revenue from sales to customers in the Asia-Pacific region increased from $13.1 million, or 17.6% of revenue, for the year ended December 31, 2005 to $15.4 million, or 17.0% of revenue, for the year ended December 31, 2006, an increase of $2.3 million, or 17.6%. This increase in sales to customers in the Asia-Pacific region is primarily attributable to increased sales of our networking products mainly in China, Australia, Hong Kong and Korea.

        Cost of Revenues. Cost of revenues increased from $13.1 million for the year ended December 31, 2005 to $18.2 million for the year ended December 31, 2006, an increase of $5.1 million, or 38.6%. Gross profit as a percentage of revenues decreased from 82.3% for the year ended December 31, 2005 to 80.0% for the year ended December 31, 2006. The decrease in gross profit margin resulted from an increase in our networking product sales which have lower profit margins. In addition, cost of revenues for the year ended December 31, 2006 includes $373,000 of stock-based compensation recorded under Financial Accounting Standards Board Statement No. 123 (revised 2004), “Share-Based Payment,” or FASB No. 123(R).

        Research and Development Expenses. Research and development expenses increased from $20.1 million for the year ended December 31, 2005 to $25.3 million for the year ended December 31, 2006, an increase of $5.2 million, or 26.0%. The increase was primarily attributable to an increase in the number of research and development personnel. In addition, research and development expenses for the year ended December 31, 2006 include $1.5 million of stock-based compensation recorded under FASB No. 123(R). Research and development expenses as a percentage of revenues increased from 27.2% for the year ended December 31, 2005 to 27.8% for the year ended December 31, 2006.

        Marketing and Selling Expenses. Marketing and selling expenses increased from $24.6 million for the year ended December 31, 2005 to $30.6 million for the year ended December 31, 2006, an increase of $6.0 million, or 24.4%. The increase was primarily attributable to an increase in the number of sales and marketing personnel and increased expenses related to personnel. Marketing and selling expenses as a percentage of revenues increased from 33.2% for the year ended December 31, 2005 to 33.7% for the year ended December 31, 2006. In addition, marketing and selling expenses for the year ended December 31, 2006 include $1.9 million of stock-based compensation recorded under FASB No. 123(R).

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

        Patent settlement reserve. In 2005, we received a claim from Avistar Communications Corporation, a U.S. developer of video technologies, alleging that we infringed on ten of their patents. During the second half of 2006, following a number of meetings with Avistar, we had the ability to estimate the portion of the possible settlement related to past due royalties in the amount of approximately $1.9 million. We did not record a patent settlement reserve in 2005.

        Financial Income, Net. Financial income, net increased from $3.1 million for the year ended December 31, 2005 to $5.8 million for the year ended December 31, 2006. The increase was primarily a result of higher prevailing interest rates and an increase in funds available for investment. Financial income in 2005 and 2006 was primarily derived from the investment of the proceeds of our March 2000 initial public offering, cash generated from operating activities and exercise of options by employees.

        Taxes on Income. For the year ended December 31, 2006, we recorded an income tax benefit of approximately $900,000. The benefit was primarily derived from an increase in deferred income taxes assets of approximately $900,000, reversing valuation allowances on deferred income tax assets of approximately $600,000 and reversing prior years’ taxes of approximately $700,000, offset in part by $1.3 million of current taxes. For the year ended December 31, 2005, we recorded an income tax benefit of approximately $0.1 million. The benefit was mainly derived from an increase in deferred income tax assets on temporary differences.

Consolidated Balance Sheet Data

        Trade Receivables. Trade receivables increased from $12.9 million at December 31, 2006 to $15.0 million at December 31, 2007, an increase of $2.1 million, or 16.3%. This increase was primarily attributable to a decrease in unpaid deferred revenues.

        Allowance for Doubtful Accounts. Allowance for doubtful accounts increased from $0.7 million at December 31, 2006 to $0.8 million at December 31, 2007, an increase of $0.1 million, or 14.3%. Allowance for doubtful accounts as a percentage of trade receivables decreased from 5.5% as of December 31, 2006 to 5.1% as of December 31, 2007.

        Other Receivables and Prepaid Expenses. Other receivables and prepaid expenses increased from $5.8 million at December 31, 2006 to $8.5 million at December 31, 2007, an increase of $2.7 million, or 46.6%. This increase was primarily attributable to an increase in deferred tax assets and prepaid rent expenses.

        Inventories. Inventories decreased from $3.0 million at December 31, 2006 to $1.6 million at December 31, 2007, a decrease of $1.4 million, or 46.7%. The number of inventory days outstanding decreased from approximately 53 at December 31, 2006 to approximately 35 days at December 31, 2007. The decrease in inventory level is primarily attributable to a decrease in raw materials as we commenced the manufacturing of our products in a full turnkey manner in 2007.

        Trade Payables. Trade payables decreased from $2.9 million at December 31, 2006 to $2.4million at December 31, 2007, a decrease of $0.5 million, or 17.2%.

        Other Payables, Accrued Expenses and Deferred Revenues. Other payables, accrued expenses and deferred revenues decreased from $22.6 million at December 31, 2006 to $19.0 million at December 31, 2007, a decrease of $3.6 million, or 15.9%. This decrease was primarily attributable to a $2.0 million patent settlement reserve that we recorded for the year ended December 31, 2006 and a decrease of $2.3 million in deferred revenues.

Conditions in Israel

        We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

        Israel and the European Union Community, known as the “European Union,” concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years. In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the “EFTA,” established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes a redefinition of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and the Asia-Pacific region.

Impact of Currency Fluctuation and of Inflation

        Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and related personnel expenses, are in NIS. Therefore, the dollar cost of our operations is influenced by the extent to which any inflation in Israel is offset on a lagging basis, or is not offset by the devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, the dollar cost of our operations in Israel increase. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

        The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	Israeli devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation %

2003	(1.9)	(7.6)	5.8
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.3)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4

        We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

        A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. During 2007, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses.

        Because exchange rates between the NIS and the dollar fluctuate continuously exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

        To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure. As of December 31, 2007, we had outstanding forward exchange contracts for the acquisition of NIS 31.1 million in consideration for $7.9 million maturing in a period of up to three and a half months from that date. As of December 31, 2007, the changes in fair value of these contracts are $237,000.

Recently Issued Accounting Standards

        In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or “SFAS No. 157,” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact our consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. We are currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

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

        In December 2007, the FASB issued SFAS No. 141R, “Business Combinations,” or SFAS 141R. SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. We expect that SFAS No. 141R will have an impact on our consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date. We are still assessing the impact of SFAS No. 141R on our future consolidated financial statements.

        On December 21, 2007 the Staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, or SAB 110, which, effective January 1, 2008, amends and replaces Accounting Bulletin No. 107, “Share-Based Payment,” or SAB 107. SAB 110 expresses the views of the Staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB SFAS No. 123(R), “Share-Based Payment.” Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The Staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. We are currently assessing the potential impact that the adoption of SAB 110 could have on our consolidated financial statements.

B.	LIQUIDITY AND CAPITAL RESOURCES

        From our inception until our initial public offering in March 2000, we financed our operations through cash generated by operations and a combination of private placements of our share capital and borrowings under lines of credit. Since our initial public offering in March 2000, we have satisfied our financial requirements primarily through cash generated by operations and funds generated by our initial public offering (approximately $78.5 million net proceeds).

        As of December 31, 2007, we had approximately $45.4 million in cash and cash equivalents, $70.3 million in short term investments, and our working capital was approximately $119.0 million. Taking into account long-term investments, we had approximately $130.7 million in cash and investments as of December 31, 2007.

        Our management believes that another financial measure that is important in assessing our company’s financial condition is day’s sales outstanding, or DSOs. Our DSOs were 46 days at December 31, 2006 compared to 62 days at December 31, 2007.

        Capital expenditures for the years ended December 31, 2005, 2006 and 2007 were approximately $2.0 million, $2.3 million and $4.2 million, respectively. These expenditures were principally for implementation of an enterprise resource planning (ERP) system in 2007, research and development equipment, and office furniture and equipment. In addition, we invested $7.0 million in connection with the purchase of the FVC assets in March 2005. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations, infrastructure and personnel.

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2006	2007
	($ in thousands)

Net cash provided by operating activities	20,180	9,895
Net cash provided by (used in) investing activities	(31,778)	32,351
Net cash provided by (used in) financing activities	1,781	(19,986)
Net increase (decrease) in cash and cash equivalents	(9,817)	22,260
Cash and cash equivalents at beginning of period	32,927	23,110
Cash and cash equivalents at end of period	23,110	45,370

        Net cash provided by operating activities was approximately $9.9 million for the year ended December 31, 2007. This amount was primarily attributable to net income of $9.6 million adjusted for depreciation and amortization expenses of $3.6 million, stock-based compensation of $5.4 million recorded under FASB No. 123(R) and a decrease of $1.3 million in inventory. These adjustments to net income were offset in part by an increase of $2.4 million in deferred tax assets, a $1.9 million decrease of deferred revenues and $2.1 million increase in trade receivables. Net cash provided by operating activities was approximately $20.1 million for the year ended December 31, 2006. This amount was primarily attributable to net income of $15.2 million adjusted for depreciation and amortization expenses of $2.9 million, stock-based compensation of $4.8 million recorded under FASB No. 123(R), an increase in trade payables of $1.1 million and an increase of $0.4 million in deferred revenues and accrued severance pay. These adjustments to net income were offset in part by an increase of $3.3 million in deferred income taxes, a $0.4 million increase of inventories and $0.6 million increase in trade receivables.

        Net cash provided by investing activities was approximately $32.4 million for the year ended December 31, 2007. Of the cash provided by investing activities in the year ended December 31, 2007, approximately $36.5 million, net was provided by proceeds from investments in bank deposits and marketable securities, offset by approximately $4.2 million that was used for purchases of property and equipment. Net cash used in investing activities was approximately $31.8 million for the year ended December 31, 2006. Of the cash used in investing activities in the year ended December 31, 2006, approximately $29.5 million, net was used for investments in bank deposits and purchases of marketable securities and approximately $2.3 million was used for purchases of property and equipment.

        Net cash used in financing activities was approximately $20.0 million for the year ended December 31, 2007. Of the cash used in financing activities, $27.0 million was used for the repurchase of our company’s shares, offset by $6.9 million of proceeds received from the exercise of employee options. Net cash provided by financing activities was approximately $1.8 million for the year ended December 21, 2006. Of the cash provided by financing activities in 2006, $7.0 million was used for the repurchase of our company’s shares, $6.8 million was attributable to proceeds received from the exercise of employee options and $2.0 million was attributable to an increase in tax benefits from options.

        During the second quarter of 2006, we announced that our Board of Directors had authorized the repurchase of up to $30 million or two million of our ordinary shares in the open market from time to time at prevailing market prices. The repurchase program received the approval of the District Court in Tel Aviv-Jaffa in August 2006 in accordance with the requirements of the Israeli Companies Law. As of December 31, 2007, we had repurchased 1,631,724 ordinary shares under the program at a total purchase price of approximately $30 million, or an average price of $18.37 per share.

        During the third quarter of 2007, we announced that our Board of Directors had authorized the repurchase of up to an additional $30 million of our ordinary shares in the open market from time to time at prevailing market prices. The repurchase program received the approval of the District Court in Tel Aviv-Jaffa in November 2007 in accordance with the requirements of the Israeli Companies Law. As of December 31, 2007, we had repurchased 351,179 ordinary shares under the program at a total purchase price of approximately $4 million, or an average price of $11.49 per share.

        As of December 31, 2007, we had reissued 712,697 of the repurchased ordinary shares in connection with the exercise of employee stock options.

        As of December 31, 2007, our principal commitments consisted of obligations outstanding under operating leases. Our capital requirements are dependent on many factors, including market acceptance of our products and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. In the last three years, we have experienced substantial increases in our expenditures as a result of the growth in our operations and personnel. We intend to increase our expenditures in the future consistent with our anticipated growth. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        We place considerable emphasis on research and development to expand the capabilities of our existing products and technology, to develop new products and to improve our existing technologies and capabilities. We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers. Our gross investment in research and development for the years ended December 31, 2005, 2006 and 2007 was $20.1 million, $25.3 million and $30.3 million, respectively. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.

        As of December 31, 2007, our research and development staff consisted of approximately 217 employees compared to 221 as of December 31, 2006. Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel and in part in Beijing, China and New Hampshire, the United States. To introduce new, high quality products, we deploy procedures for the design, development and quality assurance of our new product developments. Our team is divided according to our existing product lines. Each product line team is headed by a team leader and includes software or hardware engineers and quality control technicians.

        We own one registered U.S. patent relating to packet network trunking. During 2007, we filed three new patent applications with the U.S. Patent and Trademark Office covering protocols and techniques to improve multi-media communications. We also filed patent applications for some of such patents in other countries’ patent offices.

D.	TREND INFORMATION

        Revenues increased from $74.0 million for the year ended December 31, 2005 to $91.0 million for the year ended December 31, 2006, an increase of 23.0%, to $91.6 million for the year ended December 31, 2007, an increase of 0.7%. This increase was primarily due to increased sales of our networking products.

        Revenues from networking products increased from $51.3 million for the year ended December 31, 2005 to $66.8 million for the year ended December 31, 2006, an increase of 30.2%, to $68.3 million for the year ended December 31, 2007, an increase of 2.2%.

        Revenues from technology products increased from $22.7 million for the year ended December 31, 2005 to $24.2 million for the year ended December 31, 2006, an increase of 6.6% and decreased to $23.3 million for the year ended December 31, 2007, a decrease of 3.7%.

        Research and development expenses increased from $25.3 million for the year ended December 31, 2006 to $30.3 million for the year ended December 31, 2007, an increase of $5.0 million, or 19.8%. The increase was primarily attributable to increased expenses related to the dollar cost of our Israeli personnel expenses as a result of the appreciation of the NIS against the U.S. dollar in 2007 and an increase in contractors’ expenses. We anticipate that research and development expenses will increase in 2008 as a result of accelerated investment in research and development, an increase in research and development personnel and the anticipated appreciation of the NIS against the U.S. dollar in 2008, which would increase the dollar cost of our Israeli personnel expenses.

        General and administrative expenses increased from $6.5 million for the year ended December 31, 2006 to $8.6 million for the year ended December 31, 2007, an increase of $2.1 million, or 32.3%. The increase was primarily attributable to an increase in legal expenses, number of general and administrative personal and the dollar cost of our Israeli personnel expenses as a result of the appreciation of the NIS against the U.S. dollar in 2007. We anticipate that general and administrative expenses will remain constant in 2008.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2007 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations	$10,738,000	$4,326,000	$6,180,000	$232,000	$-
Uncertain income tax position (*)	1,029,000	-	-	-	-
Accrued severance pay (**)	5,656,000	-	-	-	-

Total	$17,423,000	$4,326,000	$6,180,000	$232,000	$-

(*)	Under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48, uncertain income tax position is due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 14a to the consolidated financial statements for further information regarding our potential liability under FIN 48.
(**)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily termination of employment by our company and retirement or death of the respective employee and other than in certain circumstances, there is no obligation to pay severance if the employee voluntarily resigns. Of this amount, $1.1 million is unfunded.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Zohar Zisapel (1)	59	Chairman of the Board of Directors
Boaz Raviv	48	Chief Executive Officer
Eli Doron	55	President
Tsipi Kagan	42	Chief Financial Officer
Joseph Atsmon (1) (2)	59	Director
Dan Barnea (2)	62	Director
Liora Lev (2)	55	Director
Andreas Mattes	47	Director
Efraim Wachtel	63	Director

(1)	Member of our Option Committee and Compensation Committee.
(2)	Member of our Audit Committee

        Mr. Dan Barnea, a Class I director, will serve as a director until our 2008 annual general meeting of shareholders. Mr. Andreas Mattes, a Class II director, will serve as a director until our 2009 annual general meeting of shareholders. Messrs. Zohar Zisapel and Efraim Wachtel, Class III directors, will serve as directors until our 2010 annual general meeting of shareholders. Mr. Joseph Atsmon will serve as outside director pursuant to the Israeli Companies Law for a second three-year term until our 2009 annual general meeting of shareholders and Ms Liora Lev will serve as outside director pursuant to the Israeli Companies Law for an initial three-year term, until our 2009 annual general meeting of shareholders (see Item 6C. “Directors, Senior Management and Employees – Board Practices – Outside Directors”).

        Zohar Zisapel has served as a director since November 1992. Mr. Zisapel served as the Chairman of our Board of Directors from November 1992 until August 1999 and again assumed the position of Chairman of our Board of Directors in April 2001. During the last several years, Mr. Zisapel has been engaged primarily in the management of high technology companies. Mr. Zisapel is a founder and chairman of the board of directors of RAD Data Communication Ltd. and he serves as a director of other public companies, including RADCOM Ltd. and Ceragon Networks Ltd. Mr. Zisapel holds a B.Sc. degree from the Technion – Israel Institute of Technology and an M.Sc. degree from Tel Aviv University.

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

        Eli Doron has served as our President since January 2006 and as our chief technology officer since October 1992. Mr. Doron will be resigning from such positions effective as of February 28, 2009. Mr. Doron was a co-founder of our company. Prior to founding our company and from 1983, Mr. Doron served at SIMTECH Advanced Training and Simulation Systems Ltd., initially as hardware manager and from 1998 as chief technology officer. Prior thereto and from 1977, Mr. Doron served as an electronic engineer at MBT Israel Aircraft Industries Ltd. Mr. Doron holds a B.Sc degree in electronics and computer science from Ben-Gurion University and an M.B.A. degree from the University of Bradford in the United Kingdom.

        Tsipi Kagan has served as our chief financial officer since August 1, 2003. Ms. Kagan will be resigning from such position effective as of July 30, 2008. Prior to joining us and from April 2000, Ms. Kagan served as chief financial officer for Phone-Or Ltd., a leader in advanced optical microphones and sensors. Prior thereto and from September 1994, Ms. Kagan served as senior manager for Ernst & Young in Israel and from February 1991 to August 1994, as a Certified Public Accountant (CPA) for Miller, Kaplan, Arase & Co., an accounting firm in Los Angeles. Ms. Kagan holds a B.A. degree in Accounting and Economics from Tel-Aviv University and is a licensed CPA in Israel.

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

        Dan Barnea has served as a director since June 2005 and is a member of our audit committee. Mr. Barnea has served as the senior vice president of research and development of BMC Software, Inc., or BMC, a leading provider of enterprise management, since 1999 when BMC acquired New Dimension Software, where he served as chief executive officer from 1995. Prior thereto and from 1991, Mr. Barnea served as chief executive officer of Laser Industries, from 1987 until 1991 he served as general manager for Indigo Ltd. and from 1981 until 1987 he served as vice president of research and development of Elscint Ltd. Mr. Barnea holds a B.Sc. in Electrical Engineering and an M.Sc. degree in Computer Science, both from the Technion – Israel Institute of Technology.

        Liora Lev has served as an outside director (within the meaning of the Israeli Companies Law) since December 2006 and is a member of our audit committee. Ms. Lev is the founder and has served as general partner of Ascend Technology Ventures since 1999. Of the portfolio companies of Ascend Technology Ventures, Ms. Lev currently serves as a member of the board of directors of Columbus Application Provider and as a member of the board of directors of SintecMedia Ltd., Intellinx Ltd. and Can-Fite BioPharma Ltd. (publicly traded on the Tel Aviv Stock Exchange). From 1994 until 2000, Ms. Lev served as Commissioner of the Israel Securities Authority and as a member of the Israeli Accounting Standards Board. From 1992 until 1998, Ms. Lev served as chief financial officer and was in charge of the chief information officer of Ashtrom Group. Ms. Lev is a certified public accountant in Israel, with over 20 years of experience in business management, information systems management and finance of public and private companies. Ms. Lev holds a B.A. in Accounting and Economics and an M.Sc. degree in Management Science, specializing in information systems, both from Tel Aviv University. Ms. Lev is also a graduate of the Advanced Management Program, Harvard Business School.

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

        Efraim Wachtel has served as a director since March 1998. Mr. Wachtel has served as president and chief executive officer of RAD Data Communication Ltd., or RAD Data, since November 1997. From October 1985 to November 1997, Mr. Wachtel served as vice president of sales and marketing of RAD Data. Prior to joining RAD Data, Mr. Wachtel held various research and development positions in several companies in Israel and the United States. Mr. Wachtel holds a B.Sc. degree in electrical engineering from the Technion -Israel Institute of Technology.

        Set forth below are the name, age, principal position and a biographical description of each of our other senior officers:

Name	Age	Position

Dana Maor	41	Vice President Human Resources
Rael Kolevsohn	38	Vice President and General Counsel
Zeev Bikowsky	51	General Manager, Networking Business Unit
Avishai Sharlin	41	General Manager, Technology Business Unit
Ilan Givon	49	Vice President Operations
Roberto Giamagli	43	General Manager, Europe, Middle East and Africa
Eitan Livne	45	General Manager, Asia-Pacific
Ron Bleakney	63	General Manager, the Americas

        Dana Maor has served as our Vice President of Human Resources since September 2006. Prior to joining our company and from September 2004, Ms. Maor served as a management and organizational consultant for several high-technology and communications companies. Prior thereto and from January 1999, Ms. Maor held senior human resources positions at Amdocs, a leading provider of software and services solutions. Prior thereto and from September 1996, Ms. Maor held senior human resources positions at Telrad Networks, a telecommunications equipment and services provider. Ms. Maor holds a B.A. degree (cum laude) in psychology and criminology and an M.A. degree (cum laude) in industrial and social psychology, both from Bar Ilan University.

        Rael Kolevsohn has served as our Vice President and General Counsel since August, 2007. Prior to joining our company and from 1998 to 2007, Mr. Kolevsohn served as Vice President and General Counsel of Gilat Satellite Networks Ltd., a leading global provider of products and services for satellite based communications networks. From 1994 to 1998, Mr. Kolevsohn completed his legal internship and worked as an associate at the Tel Aviv law firm of Yosiffof, Amir, Cohen & Co. Mr. Kolevsohn holds an LLB, with honors, from the Hebrew University of Jerusalem and is a member of the Israel Bar Association.

        Zeev Bikowsky has served as our General Manager, Networking Business Unit since March 2006. Prior to joining our company and from 1998, Mr. Bikowsky was the chief executive officer of Seagull Semiconductors, which was acquired by Cisco Systems in 2000. After the acquisition, he served as a group manager in Cisco’s Israeli development center. Prior thereto and from 1996, Mr. Bikowsky was a vice president at DSP Group, where he managed their core technology licensing business unit. Mr. Bikowsky holds a B.Sc. degree from the Ben Gurion University of the Negev and an MBA degree from Boston University.

        Avishai Sharlin has served as our General Manager, Technology Business Unit since November 2007. Prior to joining our company and from 1996, Mr. Avishai was founder and chief executive officer of Xor Technologies. Prior thereto and from 1994, Mr. Sharlin served as the head of the networking and telecommunications business in Open Solution Center at IBM Israel.  Mr. Sharlin holds a B.Sc. in Mathematics, Computer Science, Sociology and anthropology from Bar-Ilan University.

        Ilan Givon has served as our Vice President Operations since March 2006. Prior to joining our company and from 2003, Mr. Givon served as the Corporate Vice President for strategic accounts with M-Systems (subsequently merged into Sandisk), a leading manufacturer of personal data storage solutions. Prior thereto and from 1998, Mr. Givon served for ten years at Intel Corporation, both in Israel and the United States in several key positions related to operations, materials management and logistics. Mr. Givon holds a B.A. degree in Economics and Political Science from Tel Aviv University and did advanced studies in Executive Business Management at the Hebrew University of Jerusalem Business School and in Purchasing and Materials Supply Management at the Technion-Israel Institute of Technology.

        Roberto Giamagli has served as our General Manager for our Europe, Middle East and Africa operations since January 2008. Mr. Giamagli has over 18 years of international sales and management experience in the voice, video and data communications industry. Prior to joining our company and from 1989, Mr. Giamagli served as a vice president, sales and vice president, marketing at Aethra spa, where he established and expanded a direct and indirect sales team. Mr. Giamagli holds a B.Sc. degree in Computer Science from Pisa University, Italy.

        Eitan Livne has served as our General Manager for our Asia-Pacific operations since April 2004. In such position, Mr. Livne manages all sales, field marketing, customer support, human resources, and accounting for this region. Mr. Livne has a wealth of experience in high technology sales throughout Asia. Prior to joining our company and from 2002, Mr. Livne served as the president of TGM International, a specialized multinational firm focusing on providing sales support in Asia to global high technology companies. Prior thereto and from 1994, Mr. Livne served in various positions at ECI Telecom, an Israeli based provider of SDH (Synchronous Digital Hierarchy) Optical networking equipment, during which time he managed the company’s operations in Asia and served as its president for the Asia-Pacific region. Mr. Livne holds a B.Sc. degree in Exact Sciences from Tel Aviv University, Israel.

        Ron Bleakney has served as our General Manager for our operations in the Americas since December 2005. Mr. Bleakney has a proven track record in the high technology and telecommunications industries. Prior to joining our company and from 2002, he served as Senior Vice President of Worldwide Sales at Brooktrout Technology, in which capacity he managed OEM, service provider and channel enterprise activities. Prior thereto and from 1999, Mr. Bleakney served as President of Surf Communications Solutions, Inc., where he spearheaded the company’s expansion into the North American market. Prior thereto, Mr. Bleakney spent nine years at NMS Communications, Inc., where he held senior level sales and marketing positions. Mr. Bleakney holds a BSBA degree and an MBA degree, both from Boston College.

B.	COMPENSATION

        The following table sets forth information concerning the total compensation paid with respect to all of our directors and our executive officers as a group in the year ended December 31, 2007.

Name and Principal Position	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

All officers and directors as a group (nine
persons)	$774,000	$99,000

        We provide automobiles or automobile expense reimbursement to our executive officers at our expense.

        As of December 31, 2007, our directors and executive officers as a group, consisting of nine persons, held options to purchase an aggregate of 882,876 ordinary shares, having exercise prices ranging from $4.70 to $20.17. Generally, the options vest over a four-year period. The options will expire between October 1, 2010 and January 3, 2016 (which is six to ten years from the date of grant of the respective options) or earlier upon termination of employment as an executive officer or service as a director of our company. All of such options were granted under our 2000 Stock Option Plan. See this Item 6E. “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

        At a meeting of our shareholders held on June 8, 2003, in which our outside director (within the meaning of Israeli law) Mr. Atsmon was initially elected to serve in such capacity for a three year term, our shareholders also approved the payment to Mr. Atsmon of a service fee equal to the highest applicable annual remuneration and per meeting attendance fee as provided by Israeli law from time to time. Mr. Atsmon was never paid his remuneration in accordance with such resolution and the following year, our shareholders approved the grant to Mr. Atsmon of options to purchase 50,000 of our ordinary shares. In 2006, at the meeting approving his election as an outside director for a second three year term, our shareholders approved the grant to Mr. Atsmon of options to purchase an additional 37,500 of our ordinary shares. At the same meeting in 2006, our shareholders approved the appointment of Ms Lev as our second outside director for an initial term of three years and resolved to grant her options to purchase 30,000 of our ordinary shares.

        According to regulations adopted under the Israeli Companies Law, the terms of compensation of an outside director must be set and agreed to prior to the commencement of each three-year term of service of an outside director and may not be modified during the three year term other than to conform to the terms of a newly appointed outside director. Furthermore, all of the outside directors must receive the same remuneration. Since the grants of options to Mr. Atsmon and Ms. Lev described in the preceding paragraph did not comply with these regulations, we have agreed with each of them to cancel all of the previous grants and they have each agreed to waive any rights that they may have had pursuant to such grants. Since Israeli law prohibits outside directors from serving without payment, we have agreed to pay Mr. Atsmon the remuneration that our shareholders resolved to pay him at the shareholders meeting in 2003 for the first term of his service between the years 2003 and 2006. Accordingly, by no later than the date of our forthcoming annual general meeting of shareholders, Mr. Atsmon will be paid an aggregate of NIS 155,985 for his service as an outside director and his attendance of meetings of our board of directors for the period of his initial term as an outside director from 2003 until the commencement of his second term in 2006 (constituting approximately NIS 42,245 per year and NIS 1,625 per meeting attended). Mr. Atsmon has agreed to forego his existing financial remuneration terms for the period of his second term as outside director commencing in 2006 and has agreed to the new remuneration terms described below.

        Our audit committee and board of directors have approved, subject to the approval of our shareholders, the appointment of Mr. Joseph Linde, as an additional outside director, who has “professional expertise,” as such term is defined under the Israeli Companies Law. The appointment is subject to our shareholders approving an amendment to our current articles of association, authorizing the appointment of a third outside director. At our forthcoming annual general meeting of shareholders, in accordance with Israeli law, we will seek approval for new remuneration terms for all of our outside directors. We will propose to grant each of our outside directors options to purchase 30,000 of our ordinary shares, for an exercise price equal to the closing price of our ordinary shares on the NASDAQ Global Market on the last trading day prior to the meeting. The options will vest quarterly over three years, commencing, in the case of Ms. Lev and Ms. Atsmon, on May 14, 2006 (the date of the appointment of Ms. Lev for an initial term and the appointment of Mr. Atsmon for a second term), and in the case of Mr. Linde, on the date of the shareholders’ meeting approving his appointment as an outside director for an initial three year term. We will also propose that our outside directors be paid the lowest applicable annual remuneration and per meeting attendance fees as provided by Israeli law from time to time (currently, NIS 43,000 per year and NIS 1,590 per meeting attended), which amounts will be paid only for the period commencing on the date of the shareholders’ meeting.

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

Outside and Independent Directors

        Outside Directors. The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

        A person is qualified to serve as an outside director only if he or she has “accounting and financial expertise” or “professional qualifications.” At least one outside director must have accounting and financial expertise. The conditions and criteria for “accounting and financial expertise” and “professional qualifications” were determined in regulations promulgated by the Israeli Minister of Justice in consultation with the Israeli Securities Authority. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have “professional qualifications.”

        No person may serve as an outside director if the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time an outside director is to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

        Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

—	the majority of shares voted at the meeting in favor of their election include at least one-third of the shares held by non-controlling shareholders that voted at the meeting (not including abstentions); or

—	the total number of shares held by non-controlling shareholders voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

        The initial term of an outside director is three years and may be extended for an additional three years. However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Market, such as our company, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one outside director and the audit committee must include all the outside directors.

        Our Board of Directors has two outside directors under Israeli law, Mr. Joseph Atsmon and Ms. Liora Lev, both of whom have “accounting and financial expertise,” as such terms are defined under the Israeli Companies Law. Mr. Atsmon was elected to serve as an outside director for an initial three year term in 2003 and was elected in 2006 to serve as an outside director for an additional three-year term. Ms. Lev was elected to serve as an outside director for an initial three year term 2006. Our audit committee and board of directors have approved, subject to the approval of our shareholders, the appointment of Mr. Joseph Linde, as an additional outside director, who has “professional expertise,” as such term is defined under the Israeli Companies Law. The appointment is subject to our shareholders approving an amendment to our current articles of association, authorizing the appointment of a third outside director.

        Independent Directors. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. On March, 30, 2005, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, within the meaning of the NASDAQ Marketplace Rules. Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors. However, despite such notification of non-compliance, as of June 2005, we have maintained a majority of independent directors. In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

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

        Option Committee. Our board of directors has established an option committee, which administers our option plans (see Item 6E. Directors, Senior Management and Employees – Share Ownership – Stock Option Plans”). The Option Committee is responsible for approving all option grants other than grants to our directors, chief executive officer and all other officers that report to the chief executive officer. Messrs. Zohar Zisapel and Joseph Atsmon are the current members of our option committee.

        Compensation Committee. Our board of directors has established a compensation committee, which is responsible for the hiring and compensation of all employees that report to the chief executive officer of our company, subject to any other approvals that may be required under applicable law. Messrs. Zohar Zisapel and Joseph Atsmon are the current members of our compensation committee.

Internal Audit

        The Israeli Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice. A person who does not satisfy the Israeli Companies Law’s independence requirements may not be appointed as an internal auditor. Our internal auditor is currently Mr. Ilan Chaikin, Certified Public Accountant, at Chaikin, Cohen, Rubin and Duvshani.

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

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

        The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder. Each person identified as a director or executive officer in the first table under Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management” above is an office holder.

Disclosure of Personal Interests of an Office Holder

        The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Approval of Transactions with Office Holders

        Under the Israeli Companies Law and our articles of association, all arrangements as to compensation of office holders who are not directors require approval of our Audit Committee and Board of Directors if the transaction is an “extraordinary transaction” or relates to exculpation, insurance or indemnification of an office holder, and if such transaction is not an “extraordinary transaction,” the approval of our General Manager according to guidelines of the Board of Directors. The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

        Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

        The disclosure requirements which apply to an office holder also apply to such transaction with respect to his or her personal interest in the transaction. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

        Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. Such extraordinary transactions must be approved by both the audit committee and board of directors. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

        In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or (iii) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital in a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, requires approval by the board of directors and the shareholders of the company. Other than as described, under Israeli law private placements require the approval of the board of directors.

        The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition was made in a private placement that received shareholder approval, (i) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (ii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

        If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation of Office Holders

        The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her duty of loyalty. If permitted by its articles of association, a company may exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care concerning a distribution, a such term is defined under the Israeli Companies Law.

Insurance of Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract to insure office holders in respect of liabilities incurred by the office holder with a respect to an act or omission performed in his or her capacity as an office holder, as a result of:

—	a breach of the office holder's duty of care to the company or to another person;

—	a breach of the office holder’s duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; or

—	a financial liability imposed upon the office holder in favor of another person.

Indemnification of Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

—	a monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court;

—	reasonable legal expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any monetary liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a monetary liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

—	reasonable legal expenses, including attorneys’ fees, incurred by the office holder or which were imposed on him or her by a court, in an action instituted by the company or on the company’s behalf or by another person, against the office holder, or in a criminal charge from which he was acquitted, or in a criminal proceeding in which the office holder was convicted of a criminal offense which does not require proof of criminal intent.

        In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

—	prospectively undertake to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of events which the company’s board of directors deems foreseeable considering the company’s actual operations at the time of the undertaking, and to an amount or standard that the board of directors has determined as reasonable under the circumstances.

—	retroactively indemnify an office holder of the company.

Limitations on Exculpation, Insurance and Indemnification

        The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exculpating an office holder from duty to the company shall be valid, where such insurance, indemnification or exculpation relates to any of the following:

—	a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently.

—	any act or omission done with the intent to unlawfully yield a personal gain; or

—	any fine or forfeiture imposed on the office holder.

        Pursuant to the Israeli Companies Law, exculpation of, procurement of insurance coverage for, and an undertaking to indemnify or indemnification of, our office holders must be approved by our audit committee and our board of directors and, if the office holder is a director, also by our shareholders.

        Our Articles of Association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. On January 18, 2000, our shareholders agreed to indemnify our office holders to the fullest extent permitted under the Israeli Companies Law. At our 2007 annual general meeting of shareholders, our shareholders approved a new form of indemnification agreement, which indemnifies the office holders to the fullest extent permitted under the Israeli Companies Law as currently in effect. We have obtained directors and officers liability insurance for the benefit of our office holders.

NASDAQ Marketplace Rules and Home Country Practices

        Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

        On March, 30, 2005, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. However, despite such notification of non-compliance, as of June 2005, we have a majority of independent directors on our Board of Directors. In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee. See above in this Item 6C. “Directors, Senior Management and Employees – Board Practices – Independent and Outside Directors.”

        On May12, 2008, we provided NASDAQ with a notice of non-compliance with respect to the requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans. For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company, private placements and acquisitions of the stock or assets of another company, see in this Item 6.C. “Directors, Senior Management and Employee – Board Practices – Approval of Related Party Transactions Under Israeli Law-Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Item 10.B. “Additional Information – Memorandum and Articles of Association – Provisions Restricting Change in Control of Our Company.”

D.	EMPLOYEES

        As of December 31, 2007, we had 437 employees worldwide, of whom 217 were employed in research and development, 140 in sales and marketing, 35 in management and administration and 45 in operations. Of such employees, 242 were based in Israel, 93 in the Americas, 81 in the Asia-Pacific region and 21 in Europe.

        As of December 31, 2006, we had 427 employees worldwide, of whom 221 were employed in research and development, 135 in sales and marketing, 31 in management and administration and 40 in operations. Of such employees, 228 were based in Israel, 99 in the Americas, 79 in the Asia-Pacific region and 21 in Europe.

        As of December 31, 2005, we had 395 employees worldwide, of whom 197 were employed in research and development, 131 in sales and marketing, 32 in management and administration and 35 in operations. Of such employees, 207 were based in Israel, 94 in the Americas, 74 in Hong Kong and China, 16 in the United Kingdom and four in France.

        Our relationships with our employees in Israel are governed by Israeli labor legislation and regulations, extension orders of the Israeli Ministry of Labor and personal employment agreements. Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws concern various matters, including severance pay rights at termination, notice period for termination, retirement or death, length of workday and workweek, minimum wage, overtime payments and insurance for work-related accidents. We currently fund our ongoing legal severance pay obligations by paying monthly premiums for our employees’ insurance policies and or pension funds.

        In addition, Israeli law requires Israeli employees and employers to pay specified sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute that include health insurance fees are approximately 17.68% of wages, of which the employee contributes approximately 68.0% and the employer contributes approximately 32.0%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute 13.3% to 15.8%, depending on the employee, of base wages to such plans and the employee contributes about 5.0%. We and our employees are not parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Manufacturers’ Association of Israel, are applicable to our employees by “extension orders” of the Israeli Ministry of Labor. These provisions principally concern periodic cost of living adjustments, procedures for dismissing employees, travel allowances, recuperation pay and other conditions of employment.

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

Beneficial Ownership of Executive Officers and Directors

        The following table and the footnotes thereto contain information as of June 20, 2008 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.

Name	Number of ordinary shares (1)		Percentage of outstanding ordinary shares (2)

Zohar Zisapel	2,827,236	(3)	13.83%
Boaz Raviv	*		*
Eli Doron	*		*
Tsipi Kagan	*		*
Joseph Atsmon	*		*
Dan Barnea	*		*
Liora Lev	*		*
Andreas Mattes	*		*
Efraim Wachtel	*		*

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 20,359,515 ordinary shares issued and outstanding (which excludes 408,199 ordinary shares held as treasury stock) as of June 20, 2008.

(3)	Includes (i) 1,936,461 ordinary shares owned of record by Mr. Zohar Zisapel; (ii) 86,250 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, of which options to purchase 30,000 ordinary shares have an exercise price of $6.1563 per share and expire in June 2011, options to purchase 45,000 ordinary shares have an exercise price of $5.085 per share and expire in June 2012 and options to purchase 11,250 ordinary shares have an exercise price of $19.59 per share and expire in July 2013; (iii) 306,456 ordinary shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RAD Data Communications Ltd. Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

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

        In 2000, we adopted our 2000 Employee Stock Option Plan, or the 2000 Plan, which authorizes the grant of options to employees and consultants of our company and its subsidiaries. The 2000 Plan initially authorized the issuance thereunder of up to 636,477 ordinary shares and, in addition, subject to sufficiency of our authorized share capital, to approve the reservation of up to 4% of our share capital, on a fully diluted basis, in each subsequent year following the year 2000. We are currently authorized to issue up to 10,756,331 ordinary shares under the 2000 Plan. Presently, we only grant new options under the 2000 Plan.

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

        A summary of the status of the Option Plans as of December 31, 2005, 2006 and 2007, and changes during the years ended on those dates, is presented below:

	Year ended December 31,
	2005			2006			2007
	Amount		Weighted average exercise price	Amount		Weighted average exercise price	Amount		Weighted average exercise price

Options outstanding at
the beginning of the
year	4,295,742	(1)	$9.41	3,522,823	(2)	$10.91	3,449,430	(3)	$13.20
Granted	1,557,100		$13.01	1,043,000		$17.26	1,118,000		$16.88
Exercised	(1,234,979)		$7.42	(794,643)		$8.68	(639,280)		$10.61
Forfeited	(1,095,040)		$11.91	(321,750)		$12.47	(339,197)		$15.34

Options outstanding at
the end of the year	3,522,823	(2)	$10.91	3,449,430	(3)	$13.20	3,588,953	(4)	$14.60

Options exercisable at
the end of the year	959,532		$9.11	1,086,662		$10.83	1,332,278		$12.65

Options that may be
granted as of the end
of the year	374,435			267,831			145,548

(1)	Including options to purchase 728,750 ordinary shares granted to directors of our company and our former chief executive office outside of the Option Plans, pursuant to the approval of our shareholders.

(2)	Including options to purchase 261,875 ordinary shares granted to directors of our company and our former chief executive office outside of the Option Plans, pursuant to the approval of our shareholders.

(3)	Including options to purchase 241,250 ordinary shares granted to directors of our company outside of the Option Plans, pursuant to the approval of our shareholders.

(4)	Including options to purchase 377,500 ordinary shares granted to directors of our company outside of the Option Plans, pursuant to the approval of our shareholders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table sets forth certain information, as of the date of June 20, 2008, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares.

Name	Number of ordinary shares beneficially owned (1)		Percentage of outstanding ordinary shares (2)

Zohar Zisapel	2,827,236	(3)	13.83%
Yehuda Zisapel	1,341,950	(4)	6.59%
Royce & Associates, LLC	1,856,200	(5)	9.12%
TimesSquare Capital Management, LLC	1,184,900	(6)	5.82%
Clough Capital Partners L.P.	1,255,373	(7)	6.17%
Systematic Financial Management, L.P.	1,172,358	(8)	5.76%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 20,359,515 ordinary shares issued and outstanding (which excludes 408,199 ordinary shares held as treasury stock) as of June 20, 2008.

(3)	Includes (i) 1,936,461 ordinary shares owned of record by Mr. Zohar Zisapel; (ii) 86,250 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, of which options to purchase 30,000 ordinary shares have an exercise price of $6.1563 per share and expire in June 2011, options to purchase 45,000 ordinary shares have an exercise price of $5.085 per share and expire in June 2012 and options to purchase 11,250 ordinary shares have an exercise price of $19.59 per share and expire in July 2013; (iii) 306,456 ordinary shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RAD Data Communications Ltd. Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(4)	Includes: (i) 921,258 ordinary shares owned of record by Mr. Yehuda Zisapel; (ii) 233,479 ordinary shares owned of record by RADbit Inc., an Israeli company wholly-owned by Mr. Yehuda Zisapel; and (iii) 187,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Yehuda Zisapel is a principal shareholder and a director of RAD Data Communications Ltd. Mr. Yehuda Zisapel and his brother, Mr. Zohar Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(5)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 6, 2008.

(6)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on January 31, 2008.

(7)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 11, 2008. The Schedule 13G reflects that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital Partners L.P. serves as investment adviser. Such shares may be deemed beneficially owner by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Clough, Canty and Brock, the managing members of Clough Capital Partners LLC. Each such entity and person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

(8)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on February 15, 2008.

Significant Changes in the Ownership of Major Shareholders

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

        On February 15, 2008, Systematic Financial Management, L.P. filed a Schedule 13G filed with the SEC reflecting ownership of 1,172,358, or 5.39%, of our ordinary shares.

Major Shareholders Voting Rights

        The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of June 23, 2008, there were 27 holders of record of our ordinary shares, of which 16 record holders holding approximately 92.3% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees.

B.	RELATED PARTY TRANSACTIONS

The RAD-BYNET Group

        Zohar Zisapel, the Chairman of our Board of Directors and a principal shareholder of our company, and Yehuda Zisapel, a principal shareholder of our company, who formerly was a director and the Chairman of our Board of Directors, are brothers. Individually or together they are directors and principal shareholders of several other companies, which, together with us and the other subsidiaries and affiliates, are known as the RAD-BYNET group (although this is not a legal entity). These corporations include, but are not limited to:

AB-NET Ltd.	CHANNELOT Ltd	RADView Software Ltd.
Axerra Networks Inc.	Commex Technologies Ltd.	RADWIN Ltd.
Babylon Ltd.	Packetlight Networks Ltd.	RIT Technologies Ltd.
BYNET Data Communication Ltd.	RAD-BYNET Properties and Services (1981) Ltd.	Sanrad Inc.
BYNET Electronics Ltd.	RAD Data Communication Ltd.	SILICOM Ltd.
BYNET SEMECH Outsourcing Ltd.	RADWARE Ltd.	WISAIR Inc.
BYNET Systems Applications Ltd.	RADCOM Ltd.	QOS Value Added
BYNET Software Systems Ltd.	RADLIVE Ltd	Communications 2000 Ltd.
Ceragon Networks Ltd.

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

        Transactions with related parties:

	Year ended December 31,
	2005	2006	2007
	($ in thousands)

Revenues (1)	$103	$257	$303
Cost of revenues (2)	$16	$16	$23
Research and development expenses (3)	$81	$83	$118
Marketing, selling, general and administrative expenses (3)	$441	$360	$525
Purchase of property and equipment (4)	$665	$582	$644

(1)	Reflects revenues from our products and maintenance sold to affiliated companies.
(2)	Reflects the reimbursement of costs to affiliated companies that they incurred in connection with administrative services they provide to our company.
(3)	Reflects the purchase of components from affiliated companies.
(4)	Reflects the cost of property and equipment that we purchased from affiliated companies.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

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

        In 2003, another corporation sent us correspondence alleging that some of our products infringe upon patents held by that corporation and offered to license these patents to us. Subsequent correspondence was exchanged during 2004, in which additional requests were made by the claimant. As of December 31, 2007, we have recorded a provision of approximately $2.9 million, which we believe covers the potential loss from such allegations.

        In 2005, we received a claim from Avistar Communications Corporation, or Avistar, a U.S. developer of video technologies, alleging that we infringed on ten of their patents. In June 2007, the parties executed a patent license agreement to, among others, settle and conclude the dispute. In partial consideration of the licenses, releases and other rights granted to us under the patent license agreement, we agreed to pay to Avistar $4.0 million and Avistar agreed to grant to us a non-exclusive worldwide patent license to use all of Avistar’s patents for the field of videoconferencing according to Avistar’s standard terms and conditions. We, in turn, have, among other things, granted to Avistar a license to use all of our patents in the same field. Part of the payment was recognized by us as patent settlement reserve in 2006. The remainder is presented as long term and short term prepaid expenses in the amount of $1.6 million and $336,000, respectively as of December 31, 2007 and will be gradually recognized over the estimated term of use from the Avistar technology.

        In September 2006, we became aware that one of our customers, Vemics, Inc., or Vemics, had filed suit in a New York State trial court to obtain the source code of our Click to Meet, or CTM, product. In March 2005, we purchased certain assets of FVC associated with its CTM product in a bankruptcy proceeding. Prior to FVC’s bankruptcy, FVC had signed a contract with Vemics to provide CTM licenses and service to Vemics for approximately $1.6 million, which remained outstanding at the date of the acquisition. When we purchased the CTM business of FVC, we assumed this contract. In connection with the contract, FVC had deposited certain CTM software into escrow with Iron Mountain Intellectual Property Management, Inc., or Iron Mountain. Following the closing of the FVC asset purchase, Vemics claimed financial difficulties and stated that it could not pay the amounts owed to us. In early 2006, without our knowledge, Vemics contacted Iron Mountain and requested release of the escrow. Neither Iron Mountain nor Vemics contacted us, despite contractual requirements that they do so. Vemics claimed it was entitled to the release of the escrow because the filing of bankruptcy by FVC was a “release condition.” When Iron Mountain did not release the escrow, Vemics filed suit against Iron Mountain in the Rockland County State Court in New York claiming that Iron Mountain had promised to release the escrow but had lost the escrowed property. Iron Mountain filed an interpleader action in the Superior Court of Santa Clara against us and Vemics, claiming that under the escrow agreement, we (as successor in interest to FVC) and Vemics were required to indemnify Iron Mountain against any claim (other than for their gross negligence). We since filed a suit against Vemics for sums owed to us and other violations of the CTM agreements, and Vemics has sued us claiming lost business based on FVC’s failure to repair alleged bugs in the CTM product and/or failure to release the escrow. We also requested the State Court in California to direct that this matter be resolved by arbitration in accordance with the CTM agreements. Vemics challenged this request. Following a mediation process, the parties executed a settlement and mutual releases agreement on August 21, 2007, whereby all parties dismissed and waived all existing claims and disputes.

        In October, 2007 we received a letter from one of our resellers in China claiming that our Chinese representative office was obligated to perform certain undertakings for the benefit of the reseller and that the representative office had not met these obligations. The reseller has not made any monetary claim as to its demands or expectations. Due to the preliminary stage of the claim, we and our legal advisors cannot currently assess the outcome or possible adverse effect on our financial position or results of operations, however, we believe we have substantial legal claims to oppose these allegations. For the year ended December 31, 2007, we did not recognize any related revenues derived from this customer.

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

Annual Stock Information

        The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	Low	High	Low	High

2003	$13.26	$5.05	$12.97	$5.30
2004	$16.00	$9.05	$15.72	$9.17
2005	$18.05	$9.96	$18.40	$10.01
2006	$21.74	$13.86	$21.64	$14.17
2007	$24.97	$10.39	$25.13	$10.57

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2006
First Quarter	$21.40	$16.45	$21.30	$15.99
Second Quarter	$18.10	$13.86	$18.06	$14.17
Third Quarter	$17.34	$14.11	$17.42	$14.24
Fourth Quarter	$21.74	$16.33	$21.64	$16.30

2007
First Quarter	$24.97	$18.80	$25.13	$18.64
Second Quarter	$23.97	$19.09	$24.32	$19.50
Third Quarter	$21.50	$15.70	$24.42	$15.59
Fourth Quarter	$15.25	$10.39	$17.94	$10.57

Monthly Stock Information

        The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

December 2007	$11.66	$10.39	$11.77	$10.58
January 2008	$11.84	$8.21	$11.31	$8.43
February 2008	$10.47	$7.23	$10.37	$7.47
March 2008	$7.71	$6.15	$7.83	$6.11
April 2008	$7.25	$6.14	$7.30	$6.25
May 2008	$7.50	$6.63	$7.54	$6.71

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

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

Rights Attached to Shares

        Our authorized share capital consists of 45,000,000 ordinary shares of a nominal value of NIS 0.1 each. All outstanding ordinary shares are validly issued, fully paid and non-assessable.

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

Provisions Restricting Change in Control of Our Company

        Tender Offer. A person wishing to acquire shares, or any class of shares, of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital, or a class of shares, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the remaining issued and outstanding shares of the company, or the class of shares, as the case may be. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, or of the relevant class of shares, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to determine that the consideration for the acquired shares is less than the shares’ fair value and that the acquiring party should pay the shares’ fair value. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, or of the relevant class of shares, as the case may be, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would own over 90% of the company’s issued and outstanding share capital, or of the relevant class of shares.

        The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of a “control block.” Under the Israeli Companies Law shares conferring 25% or more of the voting rights in the company constitute a “control block.” The requirement for a tender offer does not apply if there is already another holder of a control block. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the acquirer would hold more than 45% of the voting rights in the company, unless there is another person holding more than 45% of the voting rights in the company. These requirements do not apply if:

—	the acquisition was made in a private placement the object of which was to confer to the acquiring party a “control block” where there is no holder of a “control block,” or to confer to the acquiring party 45% of the voting rights in the company where there is no holder of 45% of the voting rights in the company, and the private placement received the general meeting’s approval; or

—	the acquisition was from the holder of a ``control block'' and resulted in a person becoming the holder of a ``control block;'' or

—	the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in a person becoming a holder of more than 45% of the voting rights in the company.

        Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, except under certain circumstances specified below, by the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened upon prior notice of at least 35 days (which may be shortened to 14 days in certain circumstances). A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

        Under the Israeli Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of the shares present and voting, in person or by proxy or by written ballot, at the general meeting convened to approve the transaction. If one of the merging companies, or a shareholder that holds 25% or more of the means of control of one of the merging companies, or a 25% shareholder, holds shares of the other merging company, then a dissenting vote of holders of the majority of the shares of the other merging company present and voting, excluding shares held by the merging company or a 25% shareholder thereof, or by anyone acting on behalf of either of them, their relatives and corporations controlled thereby, is sufficient to reject the merger transaction. Means of control are defined as any of the following: (i) the right to vote at a general meeting of a company; and (ii) the right to appoint a director of a company. If the transaction would have been approved but for the exclusion of the votes as previously indicated, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of the company. The court will not approve a merger unless it is convinced that the merger is fair and reasonable, taking into account the values of the merging companies and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merged company. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

        Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly-owned subsidiary of the surviving company. A merger is not subject to the approval of the shareholders of the surviving company if:

—	the merger does not require the alteration of the memorandum or articles of association of the surviving company;

—	the acquiring company would not issue more than 20% of the voting rights thereof to the shareholders of the target company in the course of the merger and no person will become, as a result of the merger, a controlling shareholder of the surviving company, on a fully diluted basis;

—	neither the target company, nor any shareholder that holds 25% of the means of control of the target company is a shareholder of the surviving company; and

—	there is no person that holds 25% or more of the means of control in both companies.

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

General Corporate Tax Structure

        Israeli companies were generally subject to corporate tax at the rate of 29% in 2007, which was reduced to 27% in 2008, and will be further reduced to 26% in 2009 and 25% in 2010 and thereafter. However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise, as discussed below.

        As of December 31, 2007, the net operating loss carry-forwards of our U.S. subsidiary for U.S. tax purposes amounted to approximately $6.5 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2020 through 2025.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

        We have two capital investment programs that have been granted “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, and two programs that qualify as “beneficiary enterprises” pursuant to an amendment to the Investment Law that came into effect on April 1, 2005. One of the beneficiary enterprise programs was converted from a previously approved enterprise program pursuant to the approval of the Israel Tax Authority that we received in October 2007.

        Prior to the April 2005 amendment, the Investment Law provided that capital investments in a production facility (or other eligible assets) may be designated as an approved enterprise upon prior approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor, or the Investment Center. Each certificate of approval for an approved enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The April 2005 amendment to the Investment Law revised the criteria for investment programs qualified to receive tax benefits, which, if qualified, are referred to as a “beneficiary enterprise” (rather than the previous terminology of “approved enterprise”). Companies that meet the specified criteria will receive the tax benefits without need for prior approval and instead, a company may claim the tax benefits offered by the Investment Law directly in its tax returns. Among other things, the April 2005 amendment provides tax benefits to both local and foreign investors. The period of tax benefits for a new beneficiary enterprise commences in the year that is the later of: (i) the year in which taxable income is first generated by a company, or (ii) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law. The amendment does not apply to investment programs approved prior to December 31, 2004 and applies only to new investment programs. We began to generate income under the provision of the amendment as of the beginning of 2006.

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

        The tax benefits relate only to taxable income attributable to the specific approved enterprise and/or beneficiary enterprise. To the extent we have more than one approved enterprise and/or beneficiary enterprise or only a portion of our capital investments are derived from approved or beneficiary enterprises, our effective tax rate will be the result of a weighted combination of the applicable rates.

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

        The benefits available to an approved enterprise program and a beneficiary enterprise program are dependent upon the fulfillment of conditions stipulated in the Investment Law and related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital) and, for an approved enterprise, the conditions contained in the certificate of approval from the Investment Center, and for our beneficiary enterprises, a pre-ruling that we received from the Israeli Tax Authority in October 2007. If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our approved enterprise and beneficiary enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

        We have derived, and expect to continue to derive, a substantial portion of our operating income from our approved enterprise and beneficiary enterprise facilities. We are therefore eligible for a tax exemption from income for two years, which is allocated to each of the programs on undistributed approved enterprise and beneficiary enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares. The tax benefits attributable to our current approved enterprises and beneficiary enterprises are scheduled to expire in phases between 2009 and 2017. We intend to reinvest the entire amount of our tax-exempt income and not to distribute such income as a dividend.

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

Special Provisions Relating to Taxation under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. This law is highly complex. Until December 31, 2005, we measured our Israeli taxable income in accordance with the provisions of this law. Since January 1, 2006, however, we have elected to measure our taxable income based on the changes in the exchange rate of the U.S. dollar rather than on the basis of inflation, and the provisions of this law have not been applicable to us.

        On February 26, 2008, the Israeli Parliament (the Knesset) enacted the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Effective Period), 2008. In accordance with the amendment, the effective period of the Inflationary Adjustments Law will cease at the end of the 2007 tax year and as of the 2008 tax year the provisions of the law shall no longer apply, other than the transitional provisions intended at preventing distortions in the tax calculations.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of our ordinary shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Holders (as defined below) who hold their ordinary shares as capital assets.

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

        This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the US-Israel Tax Treaty, each as in effect as of the date of this prospectus. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

—	insurance companies;

—	dealers in stocks, securities or currencies;

—	financial institutions and financial services entities;

—	real estate investment trusts;

—	regulated investment companies;

—	persons that receive ordinary shares in connection with the performance of services;

—	tax-exempt organizations;

—	persons that hold ordinary shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated instrument;

—	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as consideration for their services;

—	individual retirement and other tax-deferred accounts;

—	expatriates of the United States and certain former long-term residents of the United States;

—	persons liable for the alternative minimum tax;

—	persons having a "functional currency" other than the U.S. dollar; and

—	direct, indirect or constructive owners of 10% or more, by voting power or value, of our company.

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

        We are exposed to market risks arising primarily from weak economic conditions in the markets in which we sell our products, and from changes in exchange rates or interest rates.

        The securities in our portfolio are rated at the least as A1. Securities representing about 60.0% of the portfolio are rated as AAA.

Interest Rate Risk

        As of December 31, 2007, we had cash and cash equivalents, short and long-term investments and short and long-term marketable securities of $130.7 million. We invest our cash surplus in time deposits, cash deposits, U.S. federal agency securities and corporate bonds with an average credit rating of AA. These investments are not purchased for trading or other speculative purposes.

        The performance of the capital markets affects the value of funds held by us in marketable securities. These assets are subject to market fluctuations and yield uncertain returns, which may fall below our projected return rates. Due to recent market developments, including a series of rating agency downgrades, the fair value of these investments has declined and may decline in the future. We expect that market conditions will continue to fluctuate in the foreseeable future and that the fair value of our investments may be impacted accordingly.

        One of our primary market risk exposures is to changes in interest rates as a result of our investment in marketable securities. Our marketable securities portfolio includes states and political subdivisions debt instruments, corporate debt instruments, auction rate securities and collateralized debt obligations. A decline in market interest rates could have an adverse effect on our investment income. In a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities we hold more quickly than we initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair value of the fixed income securities that comprise a substantial majority of our investment portfolio.

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

        Since most of our sales are quoted in dollars, and a portion of our expenses are incurred in NIS, our results may be adversely affected by the appreciation of the NIS against the U.S. dollar or by a change in the rate of inflation in Israel or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the U.S. dollar and other foreign currencies. In 2006 and 2007, the NIS appreciated by approximately 8.2% and 9.0%, respectively, against the U.S. dollar. In comparison, in 2005, the NIS depreciated against the U.S. dollar by approximately 6.8%. In 2006 the deflation rate in Israel was approximately 0.1%, compared to an annual inflation rate of approximately 2.4% and 3.4% in 2005 and 2007, respectively.

        To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure. As of December 31, 2007, we had outstanding forward exchange contracts for the acquisition of NIS 31.1 million in consideration for $7.9 million maturing in a period of up to three and a half months from that date. As of December 31, 2007, the changes in fair value of these contracts were $237,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

        None.

Use of Proceeds

        We sold 4,370,000 of our ordinary shares in our initial public offering on March 14, 2000. The aggregate offering price of the shares sold was $87.4 million. The total expenses of the offering were approximately $8,950,000. None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates. The net public offering proceeds to us, after deducting the total expenses were approximately $78,500,000. Such proceeds have been invested in liquid investments and short-term bank deposits and have been used for working capital purposes. As of December 31, 2007, we had $115.7 million in cash, cash equivalents and short-term bank deposits.

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

        Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

        The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, who audited and reported on our consolidated financial statements for the year ended December 31, 2007, as stated in their report which is set forth on pages F-3 – F-4 herein.

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

	Year ended December 31,
Services Rendered	2006	2007

Audit (1)	$147,000	$340,000
Tax (2)	$38,000	$106,000
Total	$185,000	$446,000

(1)	Audit fees relate to services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

Pre-Approval Policies and Procedures

        Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The policy generally pre-approves certain specific services in the categories of audit services, audit-related services and tax services up to specified amounts, and sets requirements for specific case-by-case pre-approval of certain projects, those which may have a material effect on our operations or services over certain amounts. Pre-approval may be given as part of the Audit Committee’s approval of the scope of the engagement of our independent registered public accountants or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The pre-approval of services is sometimes delegated to one or more of the Audit Committee’s members, but the decision must be presented to the full Audit Committee at its next scheduled meeting. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit services defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also considers whether proposed services are compatible with the independence of the registered public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

        On August 2006, our Board of Directors authorized the repurchase of up to $30 million or two million of our ordinary shares in the open market from time to time at prevailing market prices. The repurchase program received the approval of the District Court in Tel Aviv Jaffa in August 2006 in accordance with the requirements of the Israeli Companies Law. As of December 31, 2007, we had repurchased 1,631,724 ordinary shares under the program at a total purchase price of approximately $30 million, or an average price of $18.37 per share.

        During the third quarter of 2007, we announced that our Board of Directors has authorized the repurchase of up to additional $30 million of our ordinary shares in the open market from time to time at prevailing market prices. The repurchase program received the approval of the District Court in Tel Aviv Jaffa in November 2007 in accordance with the requirements of the Israeli Companies Law. As of December 31, 2007, we had repurchased 351,179 ordinary shares under the program at a total purchase price of approximately $4 million, or an average price of $11.49 per share.

        As of December 31, 2007, we had reissued 721,697 of the repurchased ordinary shares in connection with the exercise of employee stock options.

        The following table sets forth, for each of the months indicated, the total number of shares purchased by us, the average price paid per share, the number of shares purchased as part of our publicly announced repurchase programs, the maximum number of shares that may yet be purchased under the programs.

Period in 2007	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs

May	588,604	$20.49	1,044,577	$10,945,201
June	225,907	$20.59	1,270,484	$6,294,152
July	20,000	$17.50	1,290,484	$5,944,185
August	341,240	$17.34	1,631,724	$26,223
November	319,667	$11.52	1,951,391	$26,343,399
December	31,512	$11.18	1,982,903	$25,991,029

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

Index to Consolidated Financial Statements	F-1
Reports of Independent Registered Public Accounting Firm	F-2 - F-4
Consolidated Balance Sheet	F-5
Consolidated Statements of Income	F-6
Statements of Changes in Shareholders' Equity	F-7
Consolidated Statements of Cash Flows	F-8 - F-9
Notes to Consolidated Financial Statements	F-10 - F- 45
Schedule II	93

ITEM 19.	EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant(1)

1.2	Articles of Association of the Registrant(1)

1.3	Amendment to Articles of Association of the Registrant(2)

2.1	Form of Ordinary Share Certificate(1)

4.1	Form of 2000 Employee Stock Option Plan(3)

4.2	Key Employee Share Incentive Plan, as amended(1)

4.3	Consultant Option Plan, as amended(1)

8	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-30916, as amended, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(2)	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(3)	Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission, and incorporated herein by reference.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADVISION LTD. AND ITS SUBSIDIARIES

        We have audited the accompanying consolidated balance sheets of Radvision Ltd. (“the Company”) and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the accompanying financial statement schedule II. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the accompanying financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As explained in Note 2(q) to the consolidated financial statements, on January 1, 2006 the Company adopted Statement of Financial Accounting Standards No. 123(revised 2004), “Share Based Payment”.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2008 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 31, 2008 (except for note 10 e as to which the date is June 23, 2008)

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADVISION LTD. AND ITS SUBSIDIARIES

        We have audited RadVision Ltd (“Radvision” or the “Company”) and its subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Radvision’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Managements Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

        In our opinion, Radvision maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Radvision Ltd. and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 31, 2008 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 31, 2008 (except for note 10 e as to which the date is June 23, 2008)

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2006	2007

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,110	$45,370
Short-term bank deposits	48,357	42,242
Short-term marketable securities	36,048	28,037
Trade receivables (net of allowance for doubtful accounts of $ 749 and $805 at
December 31, 2006 and 2007, respectively)	12,866	15,011
Other accounts receivable and prepaid expenses	5,838	8,464
Inventories	2,979	1,691

Total current assets	129,198	140,815

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term bank deposits	11,365	-
Long-term marketable securities	26,691	15,093
Long-term prepaid expenses	-	1,618
Severance pay fund	3,481	4,555
Long term deferred tax asset	2,797	3,394

Total long-term investments and receivables	44,334	24,660

PROPERTY AND EQUIPMENT, NET	3,609	5,237

GOODWILL	2,966	2,966

OTHER INTANGIBLE ASSETS, NET	2,452	1,362

Total assets	$182,559	$175,040

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$2,919	$2,389
Deferred revenues	8,748	6,829
Accrued expenses and other accounts payable	13,870	12,607

Total current liabilities	25,537	21,825

ACCRUED SEVERANCE PAY	4,417	5,656

Total liabilities	29,954	27,481

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.1 par value -
Authorized: 25,000,000 and 45,000,000 shares at December 31, 2006 and 2007, respectively; Issued and outstanding: 22,251,552 and 22,516,223 shares at December
31, 2006 and 2007, respectively	228	234
Additional paid-in capital	126,944	135,327
Treasury stock (108,885 and 1,261,206 Ordinary shares at December 31, 2006 and 2007,
respectively)	(1,670)	(21,662)
Accumulated other comprehensive income	-	55
Retained earnings	27,103	33,605

Total shareholders' equity	152,605	147,559

Total liabilities and shareholders' equity	$182,559	$175,040

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2005	2006	2007

Revenues:
Products	$44,548	$56,222	$55,570
License and royalties	14,486	17,210	16,329
Services	14,978	17,591	19,684

Total revenues	74,012	91,023	91,583

Cost of revenues:
Products	9,524	13,602	12,584
Services	3,586	4,563	5,710

Total cost of revenues	13,110	18,165	18,294

Gross profit	60,902	72,858	73,289

Operating costs and expenses:
Research and development	20,110	25,331	30,329
Selling and marketing	24,588	30,648	32,627
General and administrative	4,677	6,492	8,633
Patent settlement accrual	-	1,900	-

Total operating costs and expenses	49,375	64,371	71,589

Operating income	11,527	8,487	1,700
Financial income, net	3,051	5,825	6,095

Income before taxes on income	14,578	14,312	7,795
Tax benefit, net	112	936	1,790

Net income	$14,690	$15,248	$9,585

Basic net earnings per Ordinary share	$0.70	$0.69	$0.44

Diluted net earnings per Ordinary share	$0.66	$0.67	$0.43

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Treasury stock	Accumulated Other comprehensive income	Total comprehensive income	Retained earnings (accumulated deficit)	Total shareholders' equity
	Number	Amount

Balance as of January 1, 2005	20,569,018	$196	$107,267	$-	$-		$(687)	$106,776

Exercise of share options by employees	1,234,979	22	9,155	-	-		-	9,177
Tax benefit related to exercise of stock
options	-	-	24	-	-		-	24
Net income	-	-	-	-	-	$14,690	14,690	14,690

Total comprehensive income						$14,690

Balance as of December 31, 2005	21,803,997	218	116,446	-	-		14,003	130,667

Reversal of valuation allowance relating to
loss carryforwards in respect of exercise of
stock options	-	-	1,767	-	-		-	1,767
Tax benefit resulting from exercise of stock
options	-	-	244	-	-			244
Purchase of treasury shares	(455,973)	-	-	(6,992)	-		-	(6,992)
Exercise of share options by employees	794,643	10	3,711	5,322	-		(2,148)	6,895
Stock based compensation	-	-	4,776	-	-		-	4,776
Net income	-	-	-	-	-	$15,248	15,248	15,248

Total comprehensive income						$15,248

Balance as of December 31, 2006	22,142,667	228	126,944	(1,670)			27,103	152,605

Tax benefit related to exercise of stock
options	-	-	100	-	-		-	100
Purchase of treasury shares	(1,526,930)	-	-	(27,017)	-		-	(27,017)
Exercise of share options by employees	639,280	6	2,835	7,025	-		(3,083)	6,783
Stock based compensation	-	-	5,448	-	-		-	5,448
Other comprehensive income:
Changes in fair value of cash flow derivative	-	-	-	-	237	$237	-	237
Unrealized loss from available-for-sale
marketable securities	-	-	-	-	(182)	(182)	-	(182)
Net income	-	-	-	-	-	9,585	9,585	9,585

Total comprehensive income						$9,640

Balance as of December 31, 2007	21,255,017	$234	$135,327	$(21,662)	$55		$33,605	$147,559

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007

Cash flows from operating activities:
Net income	$14,690	$15,248	$9,585
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,589	2,939	3,633
Gain on sale of property and equipment	(14)	(22)	-
Accrued interest, amortization of premium and accretion of discount
on marketable securities and bank deposits	228	(905)	385
Stock-based compensation	-	4,776	5,448
Tax benefit relating to loss carryforwards resulting from exercise
of stock options	-	(2,011)	(100)
Increase in trade receivables, net	(2,194)	(609)	(2,145)
Increase in other accounts receivable and prepaid expenses	(60)	(846)	(754)
Decrease (increase) in inventories	(1,373)	(386)	1,288
Increase in long-term prepaid expenses	-	-	(1,618)
Deferred tax asset	(203)	(1,571)	(2,380)
Increase (decrease) in trade payables	(156)	1,136	(530)
Increase (decrease) in deferred revenues	966	215	(1,919)
Increase (decrease) in accrued expenses and other accounts payable	(127)	1,992	(1,163)
Tax benefit related to exercise of stock options	24	-	-
Decrease (increase) in accrued severance pay, net	(256)	224	165

Net cash provided by operating activities	14,114	20,180	9,895

Cash flows from investing activities:
Proceeds from redemption of marketable securities	42,330	63,633	64,360
Purchase of marketable securities	(32,939)	(62,982)	(45,148)
Proceeds from withdrawal of bank deposits	23,179	19,132	142,831
Purchase of bank deposits	(34,662)	(49,315)	(125,521)
Purchase of property and equipment	(1,956)	(2,268)	(4,171)
Proceeds from sale of property and equipment	19	22	-
Purchase of FVC's assets (2)	(7,001)	-	-

Net cash provided by (used in) investing activities	(11,030)	(31,778)	32,351

Cash flows from financing activities:

Purchase of treasury shares at cost	-	(6,992)	(27,017)
Issuance of Ordinary shares and treasury stock for cash upon exercise
of options	9,637	6,762	6,931
Tax benefit relating to loss carryforwards resulting from exercise of
stock options	-	2,011	100

Net cash provided by (used in) financing activities	9,637	1,781	(19,986)

Increase (decrease) in cash and cash equivalents	12,721	(9,817)	22,260
Cash and cash equivalents at the beginning of the year	20,206	32,927	23,110

Cash and cash equivalents at the end of the year	$32,927	$23,110	$45,370

(1) Supplemental disclosure of non-cash activity:

Receivables on account of shares	$15	$148	$-

Cash paid during the year for:
Interest	$-	$245	$51

Income taxes	$-	$71	$209

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

The Company has eight wholly-owned subsidiaries: RADVISION Inc. in the United States, RADVISION HK in Hong Kong, RADVISION U.K. in the United Kingdom, RADVISION Japan KK in Japan, RADVISION FRANCE S.A.R.L in France, RADVISION B.V. in the Netherlands and RADVISION GmbH in Germany, all of which are primarily engaged in marketing the Company’s products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China, which is engaged in research and development and marketing the Company’s products and technology.

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

Goodwill of $ 2,319 represents the excess of the purchase price over the fair market value of the net tangible and identifiable intangible assets acquired. Goodwill is not amortized and is tested for impairment at least annually. The acquired goodwill is allocated to the NBU segment.

c.	Revenues derived from the Company’s largest customer in 2007, represented 33.8% of total sales (see Note 12e).

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

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

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. As of December 31, 2007, the Company classified several of its marketable securities as available-for-sale with unrealized gains and losses reported in “accumulated other comprehensive income (loss)", in shareholders’ equity, net of taxes. Realized gains and losses on sales of investments are included in earnings and are derived using the specific identification method for determining the cost of securities.

The Company presented its available for sale securities in long term investments (see Note 3). All other marketable securities are classified as held-to-maturity.

Debt securities are classified as held-to-maturity since the Company has the intent and ability to hold these securities to maturity. These securities are stated at amortized cost and are therefore adjusted for amortization of premiums or accretion of discounts to maturity. Such amortization, accretion and interest on the debt securities are included in financial income, net.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to the Staff Accounting Bulletin No. 59 (“SAB 59”), management is required to evaluate each period whether the impairment of value for securities is other than temporary. The Company’s policy in evaluating the fair value of its investments in marketable securities is based on the following factors: (i) whether there is a significant impairment of value of the securities suspected to be other than temporary, (ii) the ability to hold the security until recovery and (iii) the intention to hold the security until recovery. If the Company determines that a decline in market value is other than temporary, then a charge to earnings is recorded in financial income (expense), net in the accompanying consolidated statements of operations for all or a portion of the unrealized loss, and a new cost basis in the investment is established.

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of less than one year. The deposits are in dollars and bear interest at an annual weighted average rate of 4.99% at December 31, 2007 and 2006. The short-term deposits are presented at their cost, including accrued interest.

g.	Long-term bank deposits:

Long-term bank deposits are deposits with maturities of more than one year. The deposits are in dollars and bear interest at an annual weighted average rate of 5.08% at December 31, 2006. The long-term deposits are presented at their cost, including accrued interest.

h.	Inventories:

Inventories are stated at the lower of cost or market value.

Cost is determined as follows: Raw materials – using the average cost method.

Finished products – raw materials using the average cost method plus subcontractors’costs.

Inventory write-offs and write-down provisions are recorded to cover risks arising from slow-moving items or technological obsolescence. The Company periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on assumption of future demand and market conditions) and the age of the inventory. Based on this evaluation, provisions are made when required to write inventory down in an amount equal to the difference between the cost of inventory and the estimated market value. The Company’s provision for slow-moving items or technological obsolescence was $ 1,246 and $ 1,997 as of December 31, 2006 and 2007, respectively.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Property and equipment:

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

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. As of December 31, 2006 and 2007, no instances of impairment were found.

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. The Company amortizes its intangible assets on a straight line basis.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. As of December 31, 2007, no impairment indicators have been identified.

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

Severance pay expense for the years ended December 31, 2005, 2006 and 2007 amounted to approximately $ 659, $ 1,337 and $ 1,680 respectively.

m.	Derivative instruments:

Statement of Financial Accounting Standard No. 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company entered into derivative instrument arrangements to hedge a portion of its anticipated New Israeli Shekel (“NIS”) payroll payments. These derivative instruments are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are highly effective.

As of December 31, 2007, the Company recorded accumulated other comprehensive gain in the amount of $237 from its forward contracts with respect to anticipated payroll payments expected in 2008. Such amount will be recorded in earnings in 2008.

n.	Revenue recognition:

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

Software licensing, royalties and sales of videoconferencing products revenues:

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

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

In case the agreement provide for specified upgrade, the revenue recognition is deferred upon the general release of the specified upgrade.

Certain royalty agreements provide for per unit royalties to be paid to the Company based on the shipments by customers of units containing the Company’s products. Revenues under such agreements are recognized at the time of shipment by customers, as they are reported to the Company by these customers, and when collectibility is probable. Non-refundable payments on account of future royalties where no future obligation exists with regard to these royalties are recognized upon the signing of such arrangement and if collectibility is probable.

When uncertainty of collectibility exists, the Company and its subsidiaries defer revenues until collection.

Revenues from software licenses and or sale of products that require significant customization, integration and installation are recognized based on SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Output Method”, upon completion of milestones, and when collectability is probable. After delivery of milestones, if uncertainty exists about customer acceptance, revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2007, no such estimated losses were identified.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract. According to SOP 81-1, costs that are incurred and are directly associated with a specific anticipated contract are being deferred, subject to evaluation of their probable recoverability, and recorded as unbilled contract costs.

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

Liability for warranty expense is included in “Accrued expenses and other accounts payable” in the accompanying consolidated balance sheets. The rollforward of the liability for 2007 and 2006 was as follows:

	December 31,
	2006	2007

Balance, beginning of period	$722	$699
Additions to the accrual - costs of product revenue	652	409
Usage	(675)	(620)

Balance, end of period	$699	$488

The Company and its subsidiaries generally do not grant a right of return to their customers. In accordance with Statement of Financial Accounting Standard No. 48, “Revenue Recognition When Right of Return Exists”. When returns are expected, the Company records a provision for estimated product returns at the time product revenues are recognized based on the Company’s historical experience. As of December 31, 2006 and 2007, the Company had a provision for products returns in an amount of $ 350 in respect of expected future returns.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Customer incentives:

The Company records reductions to revenue and trade receivables for volume-based incentives, at the time revenue is recorded, based on the estimated amount of incentives earned. As of December 31, 2006 and 2007, the Company had a provision in the amount of $ 233 and $ 126 respectively with respect of these incentives.

Marketing development programs, when granted, are recorded as an addition to marketing expense, according to the provisions of EITF 01-9, “Accounting for a Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)". As of December 31, 2006 and 2007, the Company had a provision in the amount of $ 99 and $ 207 respectively with respect of these programs.

o.	Research and development costs:

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

p.	Income taxes:

The Company utilizes the liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes, or SFAS 109. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

In July 2006 the FASB issued Interpretation, or FIN, No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109", or FIN 48. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with SFAS 109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The Company adopted FIN 48 effective January 1, 2007 and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. As of January 1, 2007 there was no material difference between the provisions of SFAS 109 and FIN 48 therefore no adjustment was recorded to the retained earnings.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Prior to 2007 the Company determined its tax contingencies in accordance with SFAS 5, Accounting for Contingencies, or SFAS 5. The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

q.	Fair value of financial instruments:

The carrying amounts reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade and other receivables and trade and other payables approximate their fair values due to the short-term maturities of such instruments.

The fair value of marketable securities is based on quoted market prices (see Note 3).

For marketable securities not actively traded, fair values are estimated using values obtained from the Company’s cash asset managers. To estimate the value of these investments the cash asset managers employ various models that take into consideration such factors, among others, as the credit rating of the issuer, effective maturity of the security, yields on comparably rated publicly traded securities, availability of insurance and risk-free yield curves. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

The fair value of long-term bank deposits approximates its carrying amount since the deposits bear interest at a rate approximating the market rate.

r.	Accounting for stock-based compensation:

At December 31, 2007, the Company has one stock-based employee compensation plan, which is described more fully in Note 10. Prior to January 1, 2006, the Company accounted for this plan under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees”(“Opinion 25”), and related Interpretations, as permitted by Financial Accounting Standards Board, or FASB, Statement No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”). No stock-based employee compensation cost was recognized in the statements of income for the year ended December 31, 2005 as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

In conjunction with the adoption of SFAS 123(R), the Company estimates option values using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility, and option expected term (the amount of time from the grant date until the options are exercised or expired). Expected volatility was calculated based upon actual historical stock price movements over a period equal to the expected term of the options. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The expected term of options granted was calculated using the “simplified” method (expected term = (vesting term + original contractual term) / 2) permitted by SAB 107. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends, therefore estimated dividend yield is 0%. The Company recognized the compensation expense over the requisite service period using the straight line method.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for the options granted in 2006 and 2007 was estimated at the date of grant with the following weighted average assumptions:

	Year ended December 31, 2006	Year ended December 31, 2007

Risk free interest rate	4.60%	4.34%
Dividend yields	0%	0%
Volatility	0.60	0.39
Expected life (years)	5.4	4.2

The following table illustrates the effect on net income and earning per share in 2005 if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company’s stock option plans beginning from the effective date of SFAS 123. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options’vesting periods based on the straight-line method.

Year ended December 31, 2005

Net income as reported	$14,690
Deduct - stock-based compensation expense determined under fair value method
for all awards	(3,687)

Pro forma net income	$11,003

Weighted average number of Ordinary shares used to compute pro forma basic net
earnings per share	21,121,908

Weighted average number of Ordinary shares used to compute pro forma diluted
net earnings per share	21,850,643

Basic net earnings per share, as reported	$0.70

Pro forma basic net earnings per share	$0.52

Diluted net earnings per share, as reported	$0.66

Pro forma diluted net earnings per share	$0.50

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The pro forma effects of estimated equity-based compensation expense on net income and earnings per share for the year ended December 31, 2005 were estimated at the date of grant using the Black-Scholes model based on the following assumptions (annualized percentages):

Year ended December 31, 2005

Risk free interest rate	4.05%
Dividend yields	0%
Volatility	0.38
Expected life (years)	4.0

Prior to the adoption of Statement 123(R), the Company presented tax benefits of deductions resulting from the exercise of stock options in excess of the compensation cost recognized for those options (excess tax benefits) as operating cash flows in the statement of cash flows. Statement 123(R) requires the cash flows resulting from excess tax benefits to be classified as financing cash inflow (and a corresponding reduction in operating cash flows). In the years 2006 and 2007, the $ 2,011 and $ 100 excess tax benefit classified as a financing cash inflow would have been classified as an operating cash inflow if the Company had not adopted Statement 123(R).

Pro forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro forma stock compensation expense presented above for the year ending December 31, 2005 under SFAS 123 and the stock compensation expense recognized during the year ended December 31, 2006 and 2007 under SFAS 123(R) are not directly comparable.

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

The marketable securities of the Company and its subsidiaries include investments in debentures of U.S corporations, state and political subdivisions, auction rates securities and collateralized debt obligations. The Company’s investment policy, approved by the Audit Committee, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

As a result of the recent turmoil in capital markets, the Company has tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from current capital markets environment. Such measures included among others: reducing credit exposure to financial sector securities and increasing the overall credit quality of the portfolio.

The trade receivables of the Company and its subsidiaries are derived from sales to large and solid organizations located mainly in North America, Europe, the Far East and Israel. The Company and its subsidiaries perform ongoing credit evaluations of their customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection. In certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral or additional guarantees.

When uncertainty of collectibility exists, the Company and its subsidiaries defer revenues until collection.

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since they would have an anti-dilutive effect, was 342,186, 1,358,160 and 1,811,806 for 2005, 2006 and 2007, respectively.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Comprehensive income

The Company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its items of comprehensive income relate to unrealized gains and losses on hedging derivative instruments and unrealized gains and losses on available for sale securities.

v.	Treasury Shares:

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

w.	Reclassification:

Certain reclassifications were made in prior years’ financial statements to conform to the current presentation

x.	Recently issued accounting pronouncements:

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”(“SFAS No. 157”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, or SFAS 141R. SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations the Company executes will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects SFAS No. 141R will have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions it consummates after the effective date. The Company is still assessing the impact of this standard on its future consolidated financial statements.

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option.

The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company is currently assessing the potential impact that the adoption of SAB 110 could have on its financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	MARKETABLE SECURITIES

a.	Held-to-maturities securities:

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2006				2007
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt investments
of states and
political
subdivisions	$19,647	$-	$(118)	$19,529	$8,697	$-	$(115)	$8,582
Corporate
debentures	9,490	-	(98)	9,392	19,340	-	(235)	19,105

	$29,137	$-	$(216)	$28,921	$28,037	$-	$(350)	$27,687

Marketable securities with contractual maturities of one year through two years are as follows:

	December 31,
	2006				2007
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt investments
of states and
political
subdivisions	$17,185	$-	$(220)	$16,965	$10,078	$13	$(108)	$9,983
Corporate
debentures	9,506	-	(140)	9,366	1,466	-	(28)	1,438

	$26,691	$-	$(360)	$26,331	$11,544	$13	$(136)	$11,421

The unrealized losses in the Company’s investments in debt investments of states and political subdivisions and corporate debentures were caused by market interest rate changes. Out of the unrealized losses as of December 31, 2007 $210 of losses are outstanding over than 12 months period. It is expected that the securities will not be settled at a price less than the amortized cost of the Company’s investment. Based on Company’s intention and ability to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2007, except as described below.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	–	MARKETABLE SECURITIES (Cont.)

b.	Available-for-sale marketable securities:

Auction rate securities and collateralized debt obligations:

	December 31,
	2006				2007
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale
securities	$6,911	$-	$(11)	$6,900	$3,731	$-	$(182)	$3,549

The other than temporary impairment of available-for-sale securities totaled $ 0, $ 0 and $ 379 for the years ended December 31, in 2005, 2006 and 2007, respectively, and such losses were recorded in financial income. The adjustment to unrealized holding losses on available-for-sale marketable securities was included as a separate component of shareholders’ equity, “Accumulated other comprehensive income” amounted to $ 0, $ 0 and $ 182 for the years ended December 31, 2005, 2006 and 2007, respectively. The contractual maturities of the available for sale securities are greater than 10 years.

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2006	2007

Government authorities	$1,664	$2,133
Prepaid expenses	2,833	3,373
Employees	597	431
Deferred taxes	744	2,527

	$5,838	$8,464

NOTE 5:	–	INVENTORIES

Inventories are composed of the following:

	December 31,
	2006	2007

Raw materials	$2,278	$876
Finished products	701	815

	$2,979	$1,691

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	–	PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

Cost:
Computers and peripheral equipment	$13,503	$13,272
Office furniture and equipment	3,220	2,433
Motor vehicles	51	41
Leasehold improvements	2,048	2,062

	18,822	17,808
Less - accumulated depreciation	15,213	12,571

Depreciated cost	$3,609	$5,237

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007 amounted to $ 1,465, $ 1,849 and $ 2,543, respectively. Retirement of property and equipment was $ 0, $ 0 and $ 5,185 for the year ended December 31, 2005, 2006 and 2007, respectively.

NOTE 7:	–	OTHER INTANGIBLE ASSETS, NET

a.	The following table shows the Company’s intangible assets for the periods presented:

	December 31,
	2006	2007

Cost:
Technology	$3,958	$3,958
Distribution networks	1,075	1,075

	5,033	5,033
Less - accumulated amortization	2,581	3,671

Amortized cost	$2,452	$1,362

Intangible assets are resulted from the acquisitions of FVC (see Note 1b).

b.	Amortization expenses amounted to $1,124, $ 1,090 and $ 1,090 for the years ended December 31, 2005, 2006 and 2007, respectively.

c.	Following is the estimated amortization expenses in respect of identifiable intangible assets for the years ended:

2008	$1,090
2009	272

$1,362

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	–	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2006	2007

Payroll and related accruals	$2,978	$3,845
Accrued expenses	4,397	5,324
Government authorities	816	437
Contingent liability for patent claims (see Note 9e)	3,391	2,884
Patent settlement (see Note 9f)	1,993	-
Other	295	117

	$13,870	$12,607

NOTE 9:	–	COMMITMENTS AND CONTINGENCIES

a.	In connection with its research and development, the Company received participation payments from the Israel U.S. Binational Industrial Research and Development Foundation (“BIRD-F”), in the total amount of approximately $ 188. In return for the participation, the Company is committed to pay royalties at a rate of 2.5% of proceeds from the first year’s sales and 5% of the proceeds from the succeeding years’ sales, up to the amount of the grant. Once the amount of the grant has been repaid, royalties will be payable at the rate of 2.5% of proceeds, until additional royalties equal to one half of the grant amount have been repaid. The Company’s total commitment for royalties payable with respect to future sales, based on BIRD-F participations received, net of royalties paid or accrued, totaled approximately $ 276 as of December 31, 2006 and 2007. During the years 2005, 2006 and 2007, the Company did not pay or accrue royalties to the BIRD-F.

b.	The Company and its subsidiaries operate from leased premises in Israel, the United States, China, Japan, the United Kingdom, France, Korea and Hong Kong. The leases expire through September 2012 (some with renewal options). The Company leases its motor vehicles under operating lease agreements that expire on various dates, the latest of which is in 2011.

Annual minimum future lease payments due under the above agreements, at the exchange rate in effect on December 31, 2007, are approximately as follows:

2008	$4,326
2009	3,253
2010	2,576
2011	351
2012	232

$10,738

For the years ended December 31, 2005, 2006 and 2007, rent expenses and motor vehicle lease expenses were $ 3,025, $ 3,585 and $ 4,785, respectively.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	–	COMMITMENTS AND CONTINGENCIES (Cont.)

c.	The Company obtained bank guarantees in the amount of $ 497 in connection with securing its office space in Israel and in connection with custom tax payments.

d.	The Company is committed to pay royalties to several third parties for the integration of these third parties’ technologies into the Company’s products. Royalties are generally payable based on the sales volume of these products, generally as long as the Company uses these technologies.

The rates for the royalties to the third parties are based on an amount per product sold by the Company. The agreements pursuant to which the royalties are payable have no expiration date.

The Company expensed royalties in the amount of $ 334, $ 525 and $ 184 in 2005, 2006 and 2007, respectively. In addition the company paid $4,000 royalties (see also Note 9e).

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

As of December 31, 2007, the Company has a provision of $ 2,884, which it believes covers the potential loss from such allegations.

In 2005, the Company received a claim from Avistar Inc. (“Avistar”) (a U.S. company) regarding a potential infringement of ten of its patents. In August 2006, the parties began discussion to attempt to reach a settlement. In June 2007 the Company concluded a settlement with Avistar in the amount of $4,000 pertaining to their claim and grant of license and standard maintenance support for two years. Part of the payment was recognized by the Company as patent settlement reserve in 2006. The remainder is presented as long term and short term prepaid expenses in the amount of $1,618 and $336, respectively as of December 31, 2007 and will be gradually recognized over the estimated term of use from the Avistar technology.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	–	COMMITMENTS AND CONTINGENCIES (Cont.)

In addition, during 2006 the Company received a notification from Tandberg (“Tandberg”). Tandberg was sued by Avistar for infringement of certain of Avistar patents (some of the same patents Avistar is claiming that the Company infringes). Tandberg sought indemnification from the Company against the Avistar claim. In September 2006, the Company sent a letter to Tandberg setting forth the Company’s positionsand refuting the allegations made by Tandberg. Since then the Company has not received a response from Tandberg. In March 2007 Tandberg and Avistar settled their dispute through an agreement where details were not released to the public. The Company’s management assessment is that the probability of the Tandberg claim to be sustained is remote and that a material loss is not probable, therefore no provision is included in the financial statements.

f.	In September 2006, the Company became aware that one of its customers, Vemics, Inc., (Vemics), filed a suit in a New York State trial court to obtain the source code of the Company’s products associated with the FVC acquisition (see Note 1a). Prior to FVC’s bankruptcy, FVC had signed a contract with Vemics to provide CTM licenses and service to Vemics for approximately $ 1.6 million which remained outstanding at the date of the acquisition. When the Company purchased the CTM business of FVC, it assumed this contract. In connection with the contract, FVC had deposited certain CTM software into escrow with Iron Mountain Intellectual Property Management, Inc. (“Iron Mountain”). Following the closing of the FVC asset purchase, Vemics claimed financial difficulties and stated that it could not pay the amounts owed to the Company. In early 2006, without the Company’s knowledge, Vemics contacted Iron Mountain and requested release of the escrow. Neither Iron Mountain nor Vemics contacted the Company, despite contractual requirements to do so. Vemics claimed it was entitled to the release of the escrow because the filing of bankruptcy by FVC was a “release condition”. When Iron Mountain did not release the escrow, Vemics filed suit against Iron Mountain in the Rockland County State Court in New York claiming that Iron Mountain had promised to release the escrow but had lost the escrowed property.

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

Following mediation process the all parties executed a Settlement and Mutual Releases Agreement on August 21, 2007 that was approved by the courts and all court actions in this matter have been concluded.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	–	COMMITMENTS AND CONTINGENCIES (Cont.)

g.	In October, 2007 the Company obtained a letter from a local reseller of the Company in China claiming that the Chinese Representative Office (“Office”) was obligated to performing certain undertakings for the benefit of the reseller and that the Office had not met these obligations. The reseller has not made any monetary claim as to its demands or expectations. Due to the preliminary stage of such claim, the Company and its legal advisors are assessing a legal exposure in this matter, if any, however the Company believes that it has substantial legal claims to oppose these allegations.For the year ended December 31, 2007, the company did not recognize any related revenues derived from this customer.

NOTE 10:	–	SHAREHOLDERS’ EQUITY

a.	The Ordinary shares of the Company are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

The Ordinary shares confer upon their holders the right to receive notice, to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

b.	In August 2006, the Company’s Board of Directors authorized the purchase of up to 30 million but not more than $2 million of its outstanding Ordinary shares in the open market, from time to time, at prevailing market prices. No time limit was given with respect to the duration of the share purchase program. As of December 31, 2007, the Company had repurchased 1,631,724 Ordinary shares under the program at a total purchase price of approximately $ 30 million, or an average price of $ 18.37.

In July 2007, the Company’s Board of Directors authorized the purchase of up to additional 30 million of its outstanding Ordinary shares in the open market at prevailing market prices. No time limit was given with respect to the duration of the share purchase program. As of December 31, 2007, the Company had repurchased 351,179 Ordinary shares under the program at a total purchase price of $ 4,035, or an average price of $ 11.49.

In 2006 and 2007 the Company used 721,697 of such shares for re-issuance upon exercise of employee stock options. The excess of the purchase price of the shares over their re-issuance price in the amount of $ 5,231 ($ 2,148 in 2006 and $ 3,083 in 2007) was charged as a reduction to retained earnings. As of December 31, 2007, the Company had a balance of 1,261,206 repurchased shares.

c.	The Company adopted three employee share incentive plans which provide for the grant by the Company of option awards to purchase up to an aggregate of 10,306,690 Ordinary shares to officers, employees, directors and consultants of the Company and its subsidiaries at an exercise price equal to at least the fair market value at the date of grant. The options vest ratably over vesting periods of approximately four years. The options expire six to ten years from the date of issuance. The incentive plan provides for the grant of options of up to a number that will constitute 4% of the Company’s Ordinary shares on a diluted basis.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2007, 145,548 Ordinary shares are available for future grant. Options that are cancelled or forfeited become available for future grant.

A summary of option activity during the year ended December 31, 2007 is summarized as follows:

	Year ended December 31, 2007
	Amount	Weighted average exercise price	Weighted Remaining contractual life	Aggregate intrinsic value

Options outstanding at beginning of
year	3,449,430	$13.20
Granted	1,118,000	$16.88
Exercised	(639,280)	$10.61
Forfeited	(339,197)	$15.34

Options outstanding at end of year	3,588,953	$14.60	6.27	$1,604

Vested and expected to vest at end
of year	3,201,324	$14.53	6.27	$1,576

Options exercisable at end of year	1,332,278	$12.65	6.10	$1,472

The total compensation cost related to options granted to employees under the Company’s share-based compensation plans recognized for the year ended December 31, 2006 and 2007 amounted at $ 4,776 and $ 5,448 respectively, net of estimated forfeitures. The total intrinsic value of options exercised during the years ended December 31, 2005, 2006, and 2007, was $ 8,532, $ 8,085 and $ 6,948, respectively. As of December 31, 2007, there was $ 12,548 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 1.76 years.

*)	Aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fiscal year 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of the Company’s stock. The aggregate intrinsic value as of December 31, 2007 is based on the share price of the Company’s Ordinary shares as of December 31, 2007 ($ 11.08 per share).

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the options outstanding and exercisable at December 31, 2007, is as follows:

	Options outstanding				Options exercisable
Range of exercise price	Outstanding as of December 31, 2007	Weighted average remaining contractual life (years)	Aggregate intrinsic value *)	Weighted average exercise price	Outstanding as of December 31, 2007	Weighted average remaining contractual life (years)	Aggregate intrinsic value (*)	Weighted average exercise price

$ 4.57 - $ 5.57	136,740	4.31	$805,127	$5.19	136,740	4.31	$805,127	$5.19
$ 5.81 - $ 6.70	88,728	4.31	$417,448	$6.38	88,728	4.31	$417,448	$6.38
$ 7.62 - $ 8.78	67,250	5.67	$190,500	$8.25	67,250	5.67	$190,500	$8.25
$ 9.84 - $ 10.58	92,855	6.49	$107,886	$9.92	50,165	6.30	$58,346	$9.92
$ 10.80 - $ 12.00	669,303	6.42	$83,444	$11.31	202,789	6.64	$788	$11.44
$ 12.04 - $ 14.00	762,252	6.80	$-	$12.60	379,138	6.33	$-	$12.65
$ 15.86 - $17.73	1,095,375	6.70	$-	$16.97	307,294	7.13	$-	$17.05
$ 19.91 - $ 20.17	598,950	5.68	$-	$19.99	80,174	6.01	$-	$20.04
$ 23.60	57,500	5.25	$-	$23.60	-	-	$-	$-
$ 28.00	20,000	1.66	$-	$28.00	20,000	1.66	$-	$28.00

	3,588,953	6.27	$1,604,405	$14.60	1,332,278	6.10	$1,472,209	$12.65

All options were granted at an exercise price that was equal to the market price of the share at the date of grant. The weighted average grant date fair values of options granted during 2005, 2006 and 2007 were as follows:

Year ended December 31,
2005		2006		2007
Options	Weighted average fair value	Options	Weighted average fair value	Options	Weighted average fair value

1,557,100	$4.62	1,043,000	$9.82	1,118,000	$6.35

d.	In the event that cash dividends are declared in the future, such dividends will be paid in New Israeli Shekel (“NIS”) or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax exempt earnings (see Note 14).

e.	Subsequent to the balance sheet, the Company and two of its external directors have agreed to cancel grants of options due to the fact that these specific grants did not comply with regulations adopted under the Israeli Companies Law.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2005	2006	2007

Numerator:
Net income	$14,690	$15,248	$9,585

Denominator:
Weighted average number of Ordinary shares
outstanding during the year, used to compute basic
net earnings per share	21,121,908	22,076,563	21,951,028
Incremental shares attributable to exercise of
outstanding options (assuming proceeds would be
used to purchase treasury stock)	1,093,041	670,625	530,991

Weighted average number of Ordinary shares used to compute diluted net earnings per share	22,214,949	22,747,188	22,482,019

Basic net earnings per Ordinary share	$0.70	$0.69	$0.44

Diluted net earnings per Ordinary share	$0.66	$0.67	$0.43

NOTE 12:	–	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION

a.	The Company operates under two reportable segments: the Technology Business Unit (“TBU”) and the Networking Business Unit (“NBU”).

The TBU is responsible for the development of enabling technologies for real-time voice and video over IP. The NBU is responsible for developing networking products for IP-centric voice, video and data conferencing services. There are no significant transactions between the two segments.

The Company evaluates segment performance based on revenues and operating income (loss) of each segment.

The Company’s reportable operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies, except for the accounting policy for share based payments (as described in Note 2r). The Company’s Chief Operating Decision Maker, who is the Company’s Chief Executive Officer, evaluates the performance of the Company’s segments based on revenues and expenses, which do not include stock-based compensation (recorded in financial statements in accordance with SFAS 123(R)).

Allocation of general and administrative costs is based on the number of employees assigned to the specific segment during the year.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following is information about reported segment gains and losses:

	NBU	TBU	Total

2007
Total revenues	$68,271	$23,312	$91,583
Expenses	67,615	16,820	84,435

Segment income	$656	$6,492	$7,148

Stock based compensation			(5,448)
Financial income			6,095

Income before taxes on income			7,795
Tax benefit, net			1,790

Net income			$9,585

Depreciation and amortization	$3,128	$505	$3,633

2006
Total revenues	$66,815	$24,208	$91,023
Expenses	61,316	14,544	75,860
Patent settlement	1,900	-	1,900

Segment income	$3,599	$9,664	$13,263

Stock based compensation			(4,776)
Financial income			5,825

Income before taxes on income			14,312
Tax benefit, net			936

Net income			$15,248

Depreciation and amortization	$2,564	$375	$2,939

2005
Total revenues	$51,295	$22,717	$74,012
Expenses	49,725	12,760	62,485

Segment income	$1,570	$9,957	11,527

Financial income			3,051

Income before taxes on income			14,578
Tax benefit, net			112

Net income			$14,690

Depreciation and amortization	$2,187	$402	$2,589

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:	–	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION (Cont.)

c.	Summary information about geographic areas:

The Company markets and sells both of its product lines in the United States and other regions through its sales personnel and distributors.

The following represents total revenues according to the end customer’s location for the years ended December 31, 2005, 2006 and 2007, and long-lived assets as of December 31, 2006 and 2007 according to their geographic location:

	2005		2006		2007
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

The Americas	$40,075	$485	$52,523	$649	$54,915	$628
Europe	16,030	80	19,170	217	17,369	204
Far East	13,064	532	15,436	494	16,744	409
Israel	4,843	8,601	3,894	7,667	2,555	8,324

	$74,012	$9,698	$91,023	$9,027	$91,583	$9,565

d.	The Company does not allocate its assets to its reportable segments; accordingly asset information by reportable segments is not presented.

e.	For the years ended December 31, 2005, 2006 and 2007, one customer accounted for approximately 26.5%, 35.0% and 33.8%, respectively, of the Company’s sales for that period.

NOTE 13:	–	RELATED PARTIES BALANCES AND TRANSACTIONS

a.	Balances with related parties:

	December 31,
	2006	2007

Trade receivables	$188	$60

Trade payables	$228	$94

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	RELATED PARTIES BALANCES AND TRANSACTIONS (Cont.)

b.	Transactions with related parties:

	Year ended December 31,
	2005	2006	2007

Revenues (1)	$103	$257	$303

Cost of revenues (3)	$16	$16	$23

Research and development expenses (2)	$81	$83	$118

Marketing, selling, general and administrative
expenses (2)	$441	$360	$525

Purchase of property and equipment (4)	$665	$582	$644

(1)	Includes revenues from the Company’s products and maintenance sold to companies held by principal shareholders (“affiliated companies”).

(2)	Includes administrative services provided to the Company by affiliated companies that the Company reimburses for the costs incurred in providing these services.

(3)	Includes the purchase of components from affiliated companies.

(4)	Includes property and equipment that were purchased from affiliated companies.

NOTE 14:	–	TAXES ON INCOME

a.	The Company adopted the provisions of FIN 48 on January 1, 2007. Prior to 2007 the company used the provisions of SFAS 5 to determine tax contingencies. As of January 1, 2007 there was no material difference between the provision under FIN 48 therefore there was no effect on the Company’s shareholders equity upon the Company’s adoption of FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits as of January 1 ,2007	$963
Decrease in tax position for prior years	(411)
Increase in tax position for current year	477

Gross unrecognized tax benefits as of December 31 ,2007	$1,029

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	–	TAXES ON INCOME (Cont.)

The Company conducts business globally and, as a result, Radvision or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, China, and the United States. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 2004 and is no longer to Israeli examinations for years before 2005.

b.	Israeli corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

c.	Tax benefits under the Law for the Encouragement of Capital Investment, 1959 (“the Law”):

The Investment Law empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria (“Approved Enterprise”) specified by the law and the regulations specified thereafter. The tax benefits derived from any Approved Enterprise relate only to taxable income attributable to the specific program of investment to which the status was granted by the Investment Center.

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

The Company has two capital investment programs that have been granted Approved Enterprise status, under the Law for Encouragement of Capital Investments, 1959 (The “Approved Programs”) and a third and a fourth program under Beneficiary Enterprise status pursuant to the Amendment (The “Beneficiary Programs”). Pursuant to the Beneficiary and Approved programs, the Company is entitled to a tax benefit period of seven to 10 years on income derived from these programs, as follows: a full income tax exemption for the first two years and a reduced income tax rate of 10% -25% (instead of the regular rate of 31% and 29% in 2006 and 2007 respectively) for the remaining five to eight years depending on the level of foreign ownership of the Company. Based on the percentage of foreign ownership in the Company, during the year 2007, the Company is entitled to a reduced tax rate of 15% and a period of eight years of a reduced income tax rate.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	–	TAXES ON INCOME (Cont.)

The duration of tax benefits detailed above for the Approved Enterprise is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier. The Company’s Approved and Beneficiary programs expire between the years 2009 and 2017. The Company commenced to use tax benefits during the year 2006.

Out of the Company’s retained earnings as of December 31, 2007 approximately $ 9,800 are tax-exempt earnings attributable to its Approved Enterprise programs and $ 12,700 are tax-exempt earnings attributable to its Beneficiary Enterprise programs. The tax-exempt income attributable to the Approved and Beneficiary Enterprise cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefits track (as of December 31, 2007, this tax rate is 15%). According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise status will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise status will be taxed only upon dividend distribution (and not upon complete liquidation, where the tax liability will be incurred by the shareholders). As of December 31, 2007, if the income attributed to the Approved Enterprise were distributed as dividend, the Company would incur a tax liability of approximately $ 1,729 at a rate of 15%, while if income attributed to the Beneficiary Enterprise were distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of $ 2,254, also at a rate of 15%.

These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend or liquidates.

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

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	–	TAXES ON INCOME (Cont.)

By virtue of this Law, the Company is entitled to claim accelerated depreciation on equipment used by the Approved Enterprise during five tax years. The Company chose not to utilize this benefit in 2007. Income from sources other than the Approved and Beneficiary Enterprise during the benefit period will be subject to tax at Israel’s regular corporate tax rate.

d.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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

e.	During the fourth quarter of 2007, the Company reached an agreement with the Israeli Tax Authorities in regard to the final tax assessments for the years ended December 31, 2003, 2004, and 2005. According to the agreement, the Company’s carryforward tax losses have been reduced by $ 5,421.

f.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. The Company’s Board of Directors has determined that the Company will not distribute any amounts of its subsidiaries’undistributed earnings as dividend. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	–	TAXES ON INCOME (Cont.)

g.	The Company’s U.S. subsidiary’s carryforward tax losses through December 31, 2007, amounted to approximately $ 6,500. These losses may be offset against any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2020 through 2025. Considering the Company’s income projections, management concluded based on the weight of available evidence that it is more likely than not that the deferred tax asset associated with the net operating loss carryforward and the other deferred tax items will be partially utilized in coming years. See h below for the deferred taxes and valuation allowance recorded in respect of carryforward losses.

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

Deferred income taxes reflect the net tax effects of carryforward tax losses and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2006	2007

Net operating loss carryforwards	$2,543	$2,632
Reserves and allowances	914	936
FAS 123(R) - compensation cost	448	501
Intangible assets	127	119
Research and development expenses	887	2,864

Net deferred tax asset before valuation allowance	4,919	7,052
Valuation allowance	(1,378)	(1,131)

	$3,541	$5,921

Domestic:
Current deferred tax asset, net	$-	$2,117
Non current deferred tax asset	1,119	1,382

	1,119	3,499

Foreign:
Current deferred tax asset, net	744	410
Non current deferred tax asset	1,678	2,012

	2,422	2,422

	$3,541	$5,921

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:	–	TAXES ON INCOME (Cont.)

The Company’s U.S. subsidiary provided valuation allowances in respect of a portion of its deferred tax assets since management currently believes that it is not more likely than not that such portion will be fully realized. During 2007 the valuation allowance, recorded in the previous years, was partially released in the net amount of $ 247, out of which $ 92 was released against the income statement and $ 100 was released to additional paid-in capital as it related to carryforward losses resulting from past exercise of stock options. In addition, during 2007 the Company wrote-off carryforward tax losses in the amount of $ 55 due to certain reconciliations.

i.	The Company’s total income before provision for income taxes is as follows:

	Year ended December 31,
	2005	2006	2007

Domestic (Israel)	$12,932	$12,952	$6,559
Foreign	1,646	1,360	1,236

	$14,578	$14,312	$7,795

j.	The tax benefits are comprised as follows:

	Year ended December 31,
	2005	2006	2007

Domestic (Israel):

Current taxes	$-	$(952)	$(477)
Deferred taxes	203	916	2,380
Prior years	-	730	274

Total domestic:	203	694	2,177

Foreign:

Current taxes	(91)	(348)	(365)
Deferred taxes	-	655	-
Prior years	-	(65)	(22)

Total foreign:	(91)	242	(387)

	$112	$936	$1,790

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 14:	–	TAXES ON INCOME (CONT.)

k.	A reconciliation between the theoretical tax income, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax income as

	Year ended December 31,
	2005	2006	2007

Income before taxes on income	$14,578	$14,312	$7,795

Theoretical tax expense computed at the
statutory rate **)	$4,957	$4,436	$2,322
Change in valuation allowance, net	(533)	(1,068)	(92)
Tax exempt income due to approved enterprise
status *)	(4,990)	(5,179)	(5,425)
Tax benefit for prior years	-	(665)	(252)
Non-deductible stock based compensation	-	1,073	1,224
Non-deductible expenses and others	454	467	433

Actual tax benefit, net	$(112)	$(936)	$(1,790)

*) Basic net earnings per Ordinary share	$0.24	$0.23	$0.25

*) Diluted net earnings per Ordinary share	$0.22	$0.23	$0.24

*)	The tax rates for domestic income are 34%, 31% and 29% for the years 2005, 2006 and 2007, respectively. The tax rate for foreign income was 35% for the years 2005, 2006 and 34% for the year 2007.

NOTE 15:	–	FINANCIAL INCOME, NET

	Year ended December 31,
	2005	2006	2007

Financial and other income:
Interest income	$3,584	$6,010	$6,886
Exchange rate differences	58	-	-
Accretion of discount net of amortization of marketable
securities premium	-	32	71

Financial and other expenses:
Interest expenses	-	(22)	(59)
Amortization of marketable securities premium net of
accretion of discount	(486)	-	-
Commission and others	(105)	(97)	(98)
Other than temporary impairment of available-for-sale
marketable securities	-	-	(379)
Exchange rate differences	-	(98)	(326)

	$3,051	$5,825	$6,095

RADVISION Ltd. and Subsidiaries
Schedule II – Valuation and Qualifying Account

Column A	Column B	Column C		Column D			Column E
		Additions		Deductions
	Balance at Beginning of period	Charged to costs and expenses	Charged to shareholders equity	Due to write offs	Charged to costs and expenses	Charged to shareholders equity	Balance at end of period

Year ended December 31, 2007:
Allowance for doubtful
accounts	749,000	313,000	-	131,000	126,000	-	805,000
Provision for
slow-moving inventory
or technological
obsolescence	1,246,000	751,000	-	-	-	-	1,997,000
Deferred taxes
valuation allowances	1,378,000	-	-	-	92,000	155,000	1,131,000

Total	$3,373,000	$1,064,000	$-	$131,000	$218,000	$155,000	$3,933,000

Year ended December 31, 2006:
Allowance for doubtful
accounts	734,000	104,000	-	77,000	12,000	-	749,000
Provision for
slow-moving inventory
or technological
obsolescence	895,000	581,000	-	230,000	-	-	1,246,000
Deferred taxes
valuation allowances	7,150,000	593,000	-	2,937,000	1,661,000	1,767,000	1,378,000

Total	$8,779,000	$1,278,000	$-	$3,244,000	$1,673,000	$1,767,000	$3,373,000

Year ended December 31, 2005:
Allowance for doubtful
accounts	1,276,000	-	-	356,000	186,000	-	734,000
Provision for
slow-moving inventory
or technological
obsolescence	1,505,000	-	-	594,000	16,000	-	895,000
Deferred taxes
valuation allowances	6,181,000	-	1,639,000	-	670,000	-	7,150,000

Total	$8,962,000	$-	$1,639,000	$950,000	$872,000	$-	$8,779,000

S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADVISION LTD. By: /s/ Boaz Raviv —————————————— Boaz Raviv Chief Executive Officer

        Dated: June 22, 2008