Form 20-F
period 2008-12-31
RADVISION LTD
filed 2009-03-25
CIK 1105519

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .................

Commission file number 0-29871

RADVISION LTD.
(ExactName of Registrant as specified in its charter
and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Rael Kolevsohn, +972-3-7679394 (phone), +972-3-7679382 (fax)
24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person

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

Ordinary Shares, par value NIS 0.1 per share……………19,632,713

(as of December 31, 2008)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting	Other ☐
Standards as issued by the
International Accounting
Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form S-8 File Nos. 333-127013, 333-141654, 333-155442 and 333-155444.

S I G N A T U R E S	95

INTRODUCTION

        RADVISION Ltd., incorporated under the laws of the State of Israel, is a designer, developer and provider of products and technology that enable real-time voice, video and data communication over packet and mobile 3G (Third Generation) networks, including the Internet and other Internet Protocol, or IP, networks. We were incorporated in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994. Since our initial public offering on March 14, 2000, our ordinary shares have been listed on the NASDAQ Global Market (symbol: RVSN) and our ordinary shares have also traded on the Tel Aviv Stock Exchange since October 20, 2002. We have nine wholly-owned subsidiaries: RADVISION Inc. and its wholly-owned subsidiary RADVISION Government Services, Inc. in the United States, RADVISION (HK) Ltd. in Hong Kong, RADVISION (UK) Ltd. in the United Kingdom, RADVISION FRANCE S.A.R.L. in France, RADVISION Japan KK in Japan, RADVISION B.V. in the Netherlands and RADVISION GmbH in Germany, all of which are primarily engaged in the sale and marketing of our products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China, which is primarily engaged in research and development and the sale and marketing of our products and technology. As used in this annual report, the terms “we,” “us” “our,” and “RADVISION” mean RADVISION Ltd. and its subsidiaries, unless otherwise indicated.

        We have obtained U.S. trademark registrations for RADVISION, V²Oip, CU-SeeMe, SCOPIA, DELIVERING THE VISUAL EXPERIENCE and ProLab. We have pending U.S. trademark applications for IMS EXPRESS and MEETING MACHINE. We also claim common-law trademark rights in the following marks: Beyond the Standard, Click to Meet, iContact, IMfirst, IMS Developer Suite, Intelligent Linking, Interactive Video Platform, INVISION, iView, PC-2-Mobile, QualiVision, Video Mojo, Video Ringback Clip and Virtual MCU. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

        The following selected consolidated financial data for and as of the five years ended December 31, 2008, are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP. The selected consolidated financial data as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2004, 2005 and 2006 and for the years ended December 31, 2004 and 2005 have been derived from audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

Consolidated Statement of Operations Data:

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except per share data)

Revenues	$64,236	$74,012	$91,023	$91,583		$84,747
Cost of revenues	13,880	13,110	18,165	18,294		18,779

Gross profit	50,356	60,902	72,858	73,289		65,968
Operating expenses:
Research and development	17,484	20,110	25,331	30,329		36,883
Marketing and selling	23,848	24,588	30,648	32,627		35,330
General and administrative	4,900	4,677	6,492	8,633		8,954
Patent settlement reserve	-	-	1,900	-		-
Total operating expenses	46,232	49,375	64,371	71,589		81,167
Operating income (loss)	4,124	11,527	8,487	1,700		(15,199)
Financial income, net	1,860	3,051	5,825	6,095		2,539

Income (loss) before taxes on income	5,984	14,578	14,312	7,795		(12,660)
Tax benefit (expense), net	-	112	936	1,790		(280)

Net income (loss)	$5,984	$14,690	$15,248	$9,585		$(12,940)

Basic net earnings (loss) per Ordinary
share	$0.30	$0.70	$0.69	$0.44	$	(0.63)
Weighted average number of Ordinary
shares used to compute basic net
earnings (loss) per share	19,822	21,122	22,077	21,951		20,472
Diluted net earnings (loss) per
Ordinary share	$0.28	$0.66	$0.67	$0.43	$	(0.63)
Weighted average number of Ordinary
shares used to compute diluted net
earnings (loss) per share	21,399	22,215	22,747	22,482		20,472

Consolidated Balance Sheet Data:

	As at December 31,
	2004	2005	2006	2007	2008

Cash and cash equivalents	$20,206	$32,927	$23,110	$45,370	$37,872
Working capital	65,395	93,175	103,661	118,990	98,903
Total assets	131,882	156,748	182,559	175,040	162,188
Shareholders' equity	106,776	130,667	152,605	147,559	129,583
Capital stock	107,463	116,664	127,172	135,561	141,341

B.	CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D.	RISK FACTORS

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

Continuing unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

        The recent crisis in the financial and credit markets in the United States, Europe and Asia has led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. If the economies in any part of the world continue to be weak or weaken further, the demand for our products and technology may decrease as a result of continued constraints on IT-related capital spending by our customers. In addition, this could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain uncertain, persist, or deteriorate further, our business, operating results and financial condition may be materially adversely affected.

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

        Cisco accounted for approximately 35%, 34% and 39% of our sales in 2006, 2007 and 2008, respectively. Our agreement with Cisco continues on a year to year basis and either party may terminate the relationship no later than 90 days prior to the expiration of the then current term. If Cisco were to curtail or terminate its relationship with us, our sales would be materially adversely impacted and our revenues would decline.

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

        The markets for our products and technology are highly competitive and we expect competition to intensify in the future. The principal competitors in the market for our network infrastructure unit products currently include Polycom Inc. and TANDBERG. The principal competitors in the market for our toolkit business unit products currently include Aricent, Data Connection Limited, Open Source and in-house developers employed by manufacturers of telecommunication equipment and systems. Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and compete with us. We may not be able to compete effectively in these markets, and we may lose market share to our competitors.

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

        We currently offer our technology either directly to or in association with major solutions providers, such as Aethra, Cisco, IBM, LifeSize, Siemens, Telstra and others. Some of these companies also purchase technology from our competitors. If these providers choose to develop their own technologies, acquire technologies from our competitors, or acquire such competitors, our financial condition and operating results could be adversely impacted, and we may face increased levels of competition from these major companies.

Our software development kit revenues will decrease if our customers choose to use open source software that is available for free.

        Both Vovida Networks, Inc., a subsidiary of Cisco Systems Inc., and Open H.323 offer H.323 source code for free. In addition, Vovida Networks, Inc. offers MGCP and SIP source code for free and HP offers its SIP testing tool (SIPp) for free. Other companies, including Microsoft and Nokia, may offer similar development kits as part of their product offerings. There are other open source toolkits for SIP (SIP foundry) and Diameter (OpenDiameter). If our customers choose to use the free source code offered by any of these organizations instead of purchasing our technology, our revenues from the sale of our software development kits will decline.

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

Capital market fluctuations may decrease the value of our assets and may cause us to incur impairment charges relating to our investment portfolio.

        As of December 31, 2008, we had $31.4 million in short and long-term marketable securities. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and will yield uncertain returns, which may fall below our projected return rates. Due to recent market developments, including a series of rating agency downgrades, the fair value of these investments may decline. During 2008, we recorded an other-than-temporary impairment of marketable securities in the amount of $1.8 million and recorded a loss from sale of held-to-maturity securities in a loss position in the amount of $73,000. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be impacted accordingly.

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

        In addition, as of December 31, 2008, we had $3.5 million of principal invested in auction rate securities, or ARS. The estimated market value of our ARS holdings at December 31, 2008 was $1.7 million, which reflects a $1.8 million adjustment to the principal value of $3.5 million. Although the ARS continue to pay interest according to their stated terms, based on external valuation analysis using the discounted cash flow model and an analysis of other-than-temporary impairment factors, we recorded an impairment charge of $1.8 million in 2008, reflecting the portion of ARS holdings that we have concluded have an other-than-temporary decline in value. If uncertainties in the credit and capital markets continue or these markets deteriorate further, or if we experience any additional ratings downgrades on any investments in our portfolio (including on ARS), we may incur additional impairments to our investment portfolio, which could negatively affect our financial condition, cash flow and reported earnings.

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

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal control and procedures for financial reporting, which started in connection with our 2006 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

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

There is a substantial risk that we are a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

        Holders of our ordinary shares who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we became a PFIC during the taxable year ended December 31, 2008 , under a literal application of the asset test described above, which looks solely to the market value. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read “Item 10E. Additional Information – Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

        Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2008. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Since January 2006, there has been an escalation in violence between Israel, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006. Since June 2007, when Hamas effectively took control of the Gaza Strip, there have been extensive hostilities along Israel’s border with the Gaza Strip, which have intensified since February 2008. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

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

Because most of our revenues are generated in dollars or are linked to the dollar while a portion of our expenses are incurred in NIS, our results of operations would be adversely affected by fluctuations in the exchange rate between the U.S. dollar and the NIS or if inflation in Israel is not offset on a timely basis by a devaluation of the NIS against the dollar.

        Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and related personnel expenses, are in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2007 and 2008, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses in such periods. We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In the past, the NIS has devalued against foreign currencies, generally reflecting inflation rate differentials. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements. We follow Israeli law and practice instead of NASDAQ rules regarding the requirement to obtain shareholder approval for certain dilutive events.

        As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. We follow Israeli law and practice instead of The NASDAQ Marketplace Rules regarding the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

        We were incorporated under the laws of the State of Israel in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994. We are a public limited liability company under the Israeli Companies Law, 5759-1999 and operate under that law and associated legislation. Our registered offices and principal place of business are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and our telephone number is +972-3-767-9300. Our address on the Internet is www.radvision.com. The information on our website is not incorporated by reference into this annual report.

        We are a leading provider of high quality, scalable and easy-to-use products and technologies for unified visual communication, videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G (Third Generation) networks. Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.

        We have over 600 customers worldwide using our Technology Business Unit products, including Aethra, Alcatel, Broadreach, Cisco, Comverse, Huawei, LG Electronics, LifeSize, Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Samsung, Siemens, Sony and Telecom Italia. Thousands of enterprises around the world and dozens of telecommunications operators are using our products, videoconferencing systems and solutions.

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

        In the enterprise market we sell to resellers, OEMs, and system integrators who use our infrastructure products to develop and install advanced IP and ISDN-based visual communication systems for use in the company meeting room and on employee’s desktop computers. We sell our products and platforms to major vendors, such as Alcatel-Lucent and Cisco, which then integrate our solutions into their communications platforms and architectures. These integrated solutions enable the delivery of real-time interactive IP and 3G-based video telephony services over both broadband connections (such as cable and DSL) and 3G mobile networks. In addition, since 2006, we offer a complete video conferencing solution comprised of our network infrastructure products and software endpoints (SCOPIA Desktop) based on the technology that we acquired in connection with the our acquisition of First Virtual Communications, Inc., or FVC, and its wholly-owned subsidiary, CUseeMe Networks, Inc., in March 2005.

        Our Technology Business Unit, or TBU, is a one-stop-shop for developer platforms that equipment vendors use to build multimedia (voice, video, presence and messaging) services over IP and 3G and IP multimedia subsystem, or IMS, products and solutions. The TBU provides protocol toolkits, server software platforms and client frameworks, as well as testing tools that enable equipment vendors to develop and deploy new rich-multimedia products over IP and 3G-based converged networks, services, and technologies.

        Our TBU solutions include software enabling technology for developers, including toolkits for SIP, Diameter, NAT Traversal, MEGACO/H.248,A/S-RTP, MGCP, H.323, RTSP (real time streaming protocol) and 3G-324M, as well as our ProLab®™ Test Management Suite, eVident testing tool and our Multimedia Terminal Framework. TBU also offers an IMS development suite, which extends our existing toolkits to IMS for mobile, fixed and cable implementations.

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

        Our capital expenditures for the years ended December 31, 2006, 2007 and 2008 were approximately $2.3 million, $4.2 million and $3.0 million, respectively. These expenditures were principally for research and development equipment, office furniture and equipment, leasehold improvements and implementation of an enterprise resource planning (ERP) system.

B.	BUSINESS OVERVIEW

Overview and Strategy

        We are a leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.

        We have over 600 customers worldwide using our TBU products including, Aethra, Alcatel, Broadreach, Cisco, Comverse, Huawei, LG Electronics, LifeSize, Microsoft, NTT/DoCoMo, Orange Telecom, Philips, Samsung, Siemens, Sony and Telecom Italia. Thousands of enterprises around the world and dozens of telecommunications operators are using our NBU videoconferencing products, systems and solutions.

        Our goal is to develop and deliver market-leading technologies and products that drive widespread adoption and deployment of interactive unified visual communications over packet and next-generation networks. We provide solutions at every level – protocol developer toolkits, professional services, hardware-based network infrastructure, software-based desktop solutions, as well as fully integrated solutions that complement the unified communication solutions of other vendors such as those from Aethra, Alcatel-Lucent, Cisco, Huawei, IBM, LifeSize, Microsoft and Sony. We believe that our offering combinations of IP-centric networking products with integrated desktop conferencing along with software toolkits, positions us as a key enabling vendor in the evolution of V²IP communications (Video and Voice over IP). Key elements of our business strategy include the following:

—	Maintain and extend our technology leadership. We believe that we have established ourselves as a technology leader in providing core-enabling technologies for a broad range of IP and 3G communication products and services. In this regard, in 2008 we announced additional support for high definition video conferencing including enabling IBM’s Lotus Sametime, Microsoft’s OCS Communicator and Alcatel-Lucent’s OmniTouch with high definition video and connectivity to high definition video room conferencing systems. We continue to support Cisco’s Unified Communications architecture with our SCOPIA™ suite of products, including adding a video solution for Cisco Contact Center. During 2008, we announced the support for bi-directional high definition capabilities on our SCOPIA™ Desktop software client. We have accumulated extensive knowledge and expertise as designers and developers of commercial products and technologies for real-time packet-based communication. We continue to place considerable emphasis on research and development to expand the capabilities of our existing products, to develop new products and to improve our existing technology and capabilities. We believe that our future success will depend upon our ability to maintain our technological leadership; bring value to the communications solutions of our partners’ such as Aethra, Alcatel-Lucent, Cisco, Comverse, LifeSize, Microsoft, Samsung, Sony and others; enhance our existing products; and introduce on a timely basis new commercially viable products addressing the needs of our customers. We intend to continue to allocate significant resources to research and development to maintain our market leadership.

—	Enable the extension of visual communications from the traditional conference room (videoconferencing) application to the desktop, the home, and onto the road over IP and wireless. We have been working with leading unified communications technology vendors such as Cisco and IBM, as well as developing partnerships with leading video conferencing manufacturers such as Aethra, LifeSize and Sony, to extend video communication from a meeting room application to a new mode of communication that supports video connectivity and interoperability for all modes of video communication, including telepresence systems, conference room systems, desktop and mobile devices. The announcement in 2008 of the integration of our video conferencing solution into Cisco’s Telepresence solution to provide interoperability to traditional video conferencing systems was a continuation of our approach in this direction. In 2008, Cisco announced and began deploying desktop video solutions based on our SCOPIA Desktop technology. Our platforms are key technologies in all of these solutions and we will continue to work to expand the use of video for communication throughout the entire enterprise from the conference room, to the desktop and to remote workers over broadband and mobile networks.

—	Strengthen and expand our relationships with our OEM customers. We have established and continue to maintain collaborative working relationships with many companies in the IP communication market, including Aethra, Cisco and Lifesize as OEMs and Alcatel-Lucent, Avistar, Huawei, IBM, Nokia, Samsung, Siemens and Sony as partners. We work closely with our OEM customers to integrate our products and core technology into their solutions. Our core technology and our system design expertise enable us to assist these customers in the development of complete solutions that contain enhanced features and functionality compared to competitive alternatives. We strive to establish long-term relationships with our OEM customers by starting with a few products and subsequently expanding these relationships by increasing the number and range of products sold to these customers. We intend to expand the depth and breadth of our existing OEM relationships, while initiating similar new relationships with other leading OEMs focused on the IP communication market.

—	Continue to offer new and enhanced products and features. We believe that we have consistently been either first, or among the first, to market products that support real-time voice, video and data communication over packet networks. We were the first-to-market with IP MCUs and gateways that provide combined voice, video and data functionality, the first-to-market with software development kits for the development of H.323-compliant IP communication products and applications, and the first to announce support for SIP (Session Initiation Protocol) in our infrastructure platform. We were also the first to offer a 3G toolkit and 3G to IP (H.323 and SIP) bridging. We were the first to offer an IMS-SIP protocol stack. We continue to be an industry standardization leader through active participation and chairing of industry standards groups, leading to contributions to important video technologies such as Firewall/NAT (network address translation) traversal standardization (H.460.18/19), H.248 video enhancements and emerging IMS specifications. We intend to utilize our technological expertise as a basis for market leadership by striving to be the first-to-market with new and enhanced products and features that address the increasingly sophisticated needs of our customers and the evolving markets they serve. In addition, we believe that our participation in the drafting of industry standards gives us the ability to quickly identify emerging trends enabling us to develop new products and technologies that are at the forefront of technological evolution in the IP communication industry.

—	Enable desktop conferencing and communication through strategic partners. We intend to continue our efforts to maintain our position as a key enabling solution provider for major vendors’ activities to drive visual communication beyond the meeting room and onto the desktop. We intend to leverage our close relationship with telepresence and room video conferencing vendors such as Aethra, Cisco, LifeSize, Sony and others to extend their solutions to the desktop through our SCOPIA Desktop technology. We will also continue to work closely with our unified communications partners such as Alcatel-Lucent, Cisco, IBM, Microsoft and others to integrate our desktop video technology into their unified communications offerings such as MyTeamwork, MeetingPlace and Sametime.

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

NETWORKING BUSINESS UNIT

        Our NBU provides powerful unified visual communications solutions, including meeting room and desktop videoconferencing and video telephony infrastructure and middleware solutions, as well as video solutions, for 3G networks. All references in this annual report to “systems” and “solutions” refer to our videoconferencing products sold through our NBU.

NBU Products

        Our award-winning videoconferencing and video services network infrastructure products provide both the platform and applications to enable advanced video-based conferencing and collaboration functionality between any video-enabled device, such as a meeting room or a desktop videoconferencing end point, with other telephony and videoconferencing systems. Additionally, our portfolio of interactive video platform solutions enables the development and delivery of real-time video services (both streaming and communications) to wireless, wireline and broadband mobile users. Our solutions are used by institutions, enterprises, and application service providers to create high quality, easy-to-use voice, video, and data communication, collaboration, and entertainment environments, regardless of the communication network – IP, SIP, 3G, H.323, ISDN or next generation IMS (IP multimedia subsystem).

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

        To complement the SCOPIA line, we offer the iVIEW™ Suite, a family of management applications to meet such videoconferencing needs such as robust network management and easy-to-use conference scheduling. iVIEW has been extended to address the desktop conferencing market which requires a scalable, robust software-based architecture to enable the delivery of video services to the employees’ video phones and personal computers, or PCs, through integration with third party systems and as a standalone system.

        In addition, the SCOPIA 3G Video Gateway bridges the gap between mobile networks and wire-line networks (IP/ISDN, or IP/Integrated Services Digital Network) and supports real-time bi-directional video telephony and streaming sessions between 3G-324M-based mobile handsets or devices and IP or ISDN-based video terminals, RTSP(real time streaming protocol) streaming servers, network cameras and messaging systems.

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

        In March 2005, we acquired FVC and its Click to Meet, or CTM, product family, which was added to our NBU portfolio. The CTM solution is designed to address the desktop collaboration market and provides a highly scalable and cost effective solution to PC based video conferencing. The CTM solution provides for scalability to thousands of endpoints within an organization and connectivity to include legacy room systems and hardware endpoint devices into a CTM conference. The CTM solution consists of the following components:

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

NBU Product Benefits

        While our products fully support ISDN, we believe that the principal competitive advantage of our family of solutions, for both our enterprise and service provider offerings, is our IP expertise. We believe that our products are among the leading visual communication infrastructure solutions in the industry today by virtue of our technological innovation in five key areas:

— Connectivity. We believe that our network elements will allow connectivity between any networks – circuit switch, packet IP or 3G based.

— Simplicity. We deliver easy to use and easy to operate videoconferencing systems that will connect to any standard video endpoint.

    —        Distributed architecture. We believe that no competing product can match the capacity of our SCOPIA platform. Because of its IP architecture, the entire infrastructure does not need to be mounted in a single integrated rack, but can be distributed throughout a network. By distributing intelligence throughout the network, the enterprise benefits from increased redundancy, network traffic optimization, resource management and high scalability. These benefits of huge scalability and distributed architecture are also found in the CTM product portfolio, which is designed to support mass deployments in large enterprises.

— Extensive protocol support. In addition to supporting both ISDN and H.323, our solution also supports SIP and 3G-324M for desktop and mobile communications protocols.

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

        IP leads the way. Traditional (legacy) videoconferencing systems were ISDN (integrated services digital network)-based, however IP-based videoconferencing is the new standard for today’s video telephony and videoconferencing solutions. We are the pioneers of videoconferencing over IP. Our technology is sited in the core of the IP network, enabling network managers to leverage their installed high speed data networks, merge video with voice and data applications (running over the same IP connection) and centrally manage a host of video end points, from meeting room to desktop to PC based systems, and to the wireless and 3G mobile arena. Under our agreement with Cisco, we may in the future supply, at Cisco’s request and discretion, the Cisco TelePresence technology, which was introduced to the market in 2006, through the SCOPIA MCU for multi-site connectivity to traditional VC environments. Cisco’s TelePresence solution is IP based, enabling us to leverage our pioneering position in the video communications over IP arena by enabling distributed architecture, smart bandwidth management and high quality video and voice.

TECHNOLOGY BUSINESS UNIT

        Our TBU has pioneered the introduction of Voice and Video over IP, or V2oIP, telecom developer solutions, combining its expertise in signaling and multimedia. We were first to market with V2oIP developer solutions such as protocol stacks and server platforms. Since our inception, we have played a leading role in the industry as a member of standardization boards and interoperability committees. Our solutions are used by hundreds of customers worldwide and power major parts of today’s IP telecom deployments.

TBU Products

        Our telecom developer solutions provide customers with solutions and frameworks at various levels of integration, from protocol stack software development kits to comprehensive and flexible server and client solutions over packet and 3G networks supporting IMS (IP Multimedia Subsystem) and pre-IMS architectures. Our telecom developer solutions assist application developers to focus on developing their applications and devices while reducing the overall development and testing effort required, as these solutions offer a comprehensive standard implementation and feature set. Our developer solutions are constantly tested for interoperability reducing this effort required by the application developer to a minimum. As a result, our customers benefit from a reduced time-to-revenue as they can release products to the market with less development and testing efforts. Complementing these offerings, our testing and analysis tools (ProLab™ Testing Suite and eVident™) enable developers, testing laboratories, system integrators and IT managers to validate and test products, as well as measure multimedia quality on the network.

        Our global services group, comprised of V2oIP experts in both signaling and media, provides professional services to assist customers, from quick start, on-site development assistance to complex turnkey solutions.

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

    —        RADVISION SIP Developer Suite. Session initiation protocol, commonly referred to as SIP, is a popular signaling protocol for initiating, managing and terminating voice and video sessions across packet networks. SIP was designed for building high performance user agents. The RADVISION SIP Developer Suite enables the development of products that require full user/agent functionality. Our SIP Suite is designed to provide high scalability and extensibility for both small and large-scale projects. It enables the implementation of feature-rich SIP entities such as application servers, softswitches, IP-PBXs, gateways and conferencing bridges. Our SIP is a key milestone for implementing the upcoming IMS network and components. The SIP protocol was also adopted by the 3GPP (3rd Generation Partnership Project), PacketCable 2.0 (Cable market) and TISPAN (Telco networks) as a mandatory part of the IMS architecture for next generation mobile and fixed networks. Our SIP Developer Suite supports the needed extensions to cope with the 3GPP requirements in order to provide a solution for IMS applications, services and core-network IMS equipment vendors. The SIP Suite was enhanced with new add-ons and toolkits like XDM, ICE Toolkit and STUN Toolkit to provide our customers with one stop shop value proposition.

    —        RADVISION IMS ExpressTM. IMS (IP multimedia subsystem) is a next generation network architecture that serves fixed-line, cable and cellular networks. For service providers, application service providers, or ASPs, content providers and carriers, IMS enables converged service offerings and has been adopted by the world’s largest carriers. IMS is the cornerstone of converged telecommunications and offers unique opportunities for the development of next-generation devices and equipment and converged mobile communications. RADVISION IMS Express provides customers with a complete IMS developer suite. The suite covers the full range of IMS-ready tools – IMS signaling protocols (such as IMS SIP, Diameter and IMS Megaco), complementary engines and packages for IMS services development (such as XDM, MSRP and SIMPLE), IMS server framework, IMS client framework for terminal development and IMS testing tool.

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

    —        RADVISION NAT Traversal Toolkit. We offer a complete network address translation, or NAT, traversal solution for developers. The RADVISION NAT Traversal Toolkit is an Internet Engineering Task Force standards-based Simple Traversal Underneath NAT, or STUN, solution which is comprised of the latest NAT-related solutions available for SIP, RTSP, MEGACO/H.248, Diameter and others. We recently launched the ICE Toolkit, which is comprised of the latest technology for NAT Traversal, and in 2009 we expect to release a TURN Toolkit that will complement the NAT Traversal Toolkit.

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

    —        3G-324M Developer Toolkit. The IP network has not evolved sufficiently to support high-quality real-time video and voice services over 3G networks. As a result, the 3G standards body, 3GPP, specified that the 3G-324M protocol would be used as the signaling and transport mechanism for real-time media over 3G (such as video streaming and video chat). 3G-324M routes traffic over the circuit switched network rather than the IP network, enabling the delivery of higher quality services. Because it is circuit-switched based, the standard is well suited for streaming real-time multimedia. 3G-324M enables the immediate development, deployment and support of a wide variety of delay-sensitive applications. These include multimedia conferencing with other 3G mobile end points and wire lined H.323 or SIP terminals, video streaming, cell phone TV, video-on-demand (such as news and sports), multimedia and multi-participant gaming. We were one of the first companies to introduce a toolkit for the development of 3G-324M-based products in early 2003 and we continue to develop improved versions of this solution. We are active in the ITU (International Telecommunication Union) and 3GPP, which are the 3G-324M standardization organizations, and we chair the 3G-324M Activity Group within the IMTC (International Multimedia Telecommunications Consortium).

    —        RADVISION Multimedia Terminal Framework. In mid-2003, we first introduced a product for the manufacture of IP phones. In mid 2005, we introduced the Video Phone function, designated for videophone and residential gateway developers and manufacturers. The framework bundles TBU toolkits along with call control and endpoint management software to provide an IP phone and video phone application for any IP protocol (such as SIP). It is now used for the development of a wide variety of applications and devices, from video phones and IP phones to next generation SIP and IMS-based handheld devices with applications such as video share, video telephony, VoIP and others, SoHo PBX systems and IP voice gateways. The advanced functionality and broad flexibility, together with multi-protocol support and advanced features, makes this toolkit central for the development of IP communications solutions. Since the second half of 2008, we have been developing an advanced technology on top of the Multimedia Terminal Framework, which adds media (i.e. codecs and media processing algorithms) and an upper layer application that manages and synchronizes the entire behavior of the client, all in high definition quality, as a result of which the customer may focus solely on the graphical user interface. This will provide our TBU customers with a one stop shop solution for advanced multimedia client and terminals development.

    —        RADVISION Testing Suite. The ProLab Testing Suite is comprised of powerful testing tools that comply with the most recent industry standards and are suitable for use in various stages of the product development cycle, quality assurance and pre-deployment. The products perform essential automated tests for IMS, SIP, 3G-324M and H.323 networks and devices, including performance, load, stress, interoperability, media and protocol compliance. Testing is script-driven, which allows for maximum flexibility and customization, and enables the tests to be re-used. The testing suite contains hundreds of pre-written scripts, canned messages and media files to allow for turnkey test setup.

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

        In 2008, we introduced a new testing tool for the enterprise market, called eVident. eVident provides enterprise IT and video-conferencing managers with a ready to use and simple tool to validate the network readiness for video conferencing and measure user experience. eVident provides a ready-made testing tool for pre and post-deployment scenarios and serves enterprise IT departments, video conferencing service integrators and service providers. eVident enables a real-time quality of experience measurement that allows network administrators to fine-tune network configuration and topology to properly handle interactive video services.

    —        Advanced RTP/RTCP Toolkit. The Advanced RTP/RTCP (Real-Time Transport Protocol/Real-Time Transport Control Protocol) Toolkit is designed to address the requirements of mature, production IP telephony applications. The Toolkit provides enhanced media transport functionality, including support for Security and IPv6 and NAT/Firewall traversal. The Advanced RTP/RTCP Toolkit seamlessly scales from small embedded platforms up to densely populated parallel processing environments.

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

TBU Product Benefits

        Market leading technology for standard-based real-time IP communication. We were one of the original five members of the International Telecommunication Union-Telecommunication committee responsible for defining the H.323 standard, which has been adopted worldwide for real-time packet-based communication. We believe our technology is recognized as the market-leading implementation of the H.323 industry standard for real-time voice, video and data communication over packet networks. We also believe that our technology is recognized as one of the market-leading implementations of the SIP, IMS and 3G-324M

        We have been actively involved in the development of protocols for real-time communication since the inception of the industry in 1994 and believe that we were the first-to-market with enabling products and technology for voice, video and data communication over IP networks.

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

        Interoperability. We chair the leading interoperability industry organizations – the International Multimedia Teleconferencing Consortium and the IMS Forum. In addition, we participate in all the major interoperability testing events to assure complete interoperability of our products. We provide our customers with products and technology that are interoperable across a broad range of IP communication systems. Our products and technology have been integrated into a variety of systems developed by hundreds of communication equipment providers. This field-proven technology together with our on-going participation in the entire industry’s interoperability events leads us to believe that our products and technology are interoperable with all major equipment vendors and products. We believe that our long-standing involvement in the definition of standards and accumulated experience with product development across our broad customer base provides us with a competitive advantage in addressing interoperability needs.

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

        One stop shop. Our solutions include a variety of technology components needed to build an end product. This includes a combination of signaling, media and application that provides our customer with a complete solution that speeds up its time to market.

        Video expertise. TBU has gained extensive expertise with video, such as video analysis and metrics incorporated into ProLab and eVident, video algorithms and codecs embedded in the client suite. With the increased penetration of video-related products into the market and the complex perception that developers have of video, our TBU video technology offers a clear value-added benefit to customers over competing solutions, most of which are still either voice-centric or enable only basic video.

        Improved time to market. Our customers rely on our accumulated expertise with communication standards and core technology to significantly reduce their development cycle and improve time to market. Communication equipment providers seeking to market standards compliant systems for real-time voice and video communication over packet and 3G networks require standards-compliant building blocks to develop their products. Implementing standards as deployable products and technology is a complex task that requires significant technical knowledge and expertise as well as substantial investments of time and resources. Our products and technology enable our customers to shorten their own development time by integrating our proven enabling products and technology into their solutions. Rather than dedicate in-house resources to implementing industry standards, these developers can use our products and technology and focus their core competencies on building enhanced systems, products and applications.

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

Industry Trends That May Benefit Our Developer Toolkits

        Economic climate. The recent global financial crisis has resulted in major cutbacks within engineering development centers. We believe that this in turn may increase the necessity to outsource development and focus on the core competence and differentiators, which would benefit our TBU business.

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

        We have taken a pioneering role in providing 3G-324 developer toolkits (as well as 3G-324M-based infrastructure in our NBU) that enable equipment developers to develop products, ranging from 3G handsets to gateways and media servers that will deliver real time multimedia services over 3G. The ITU officially adopted our fast call set-up time amendments to the protocol (MONA), and we were granted a U.S. patent for 3G-324M fast call set-up.

        Professional Services. In 2003, we launched our Professional Services Division, which assists our customers in developing specialized telecommunications products based on our developer toolkit and reference design solution. This division offers a full range of consulting, engineering and software development services to support our customers in bringing innovative voice and video products to the market on time using our suite of developer toolkits and protocol and development expertise. Our Professional Services Division handles the complete project life-cycle from design, throughout the product development, until on-site deployment.

Products and Technology under Development

        We intend to capitalize upon our technological leadership in real-time IP communication and visual communication network appliance and functionality to develop new products and technology that meet the evolving needs of the IP, 3G and emerging IMS markets, as well as platforms and tools to create new IP-centric enhanced services. Our major investments today are in both the client and server markets. For the client market, we are in the process of developing a comprehensive solution for terminal developers that will offer a state of the art engine to enable cost effective deployment of video telephony. For the server market, we are developing a services layer on top of the SIP server product. We believe that this will increase our customer value proposition, increase our competitiveness, reduce the customer’s time to market and allow the customer to focus on the business and economic benefits rather than invest time and energy in dealing with the lower layers of a product.

Customers

        We generally sell our NBU enterprise products to OEMs, systems integrators and VARs. Our OEM customers purchase our products to integrate with their own products or products of other third parties to build complete IP communication solutions. Our systems integrator customers either purchase our full suite of products or integrate our individual products with products of other third parties to build complete IP communication solutions. Our VAR customers purchase our products to resell to end-users as separate units, or as part of a family of related product offerings, either under our RADVISION label or under private labels.

        We sell our service provider products to major telecommunications equipment vendors (who may use our solution as part of a larger service portfolio), telecommunications operators and application service providers, or ASPs.

        We generally sell our TBU products in the form of software development kits directly to developers of IP communication products, systems and applications for developing their own IP communication solutions based on our core enabling technology.

        For the years ended December 31, 2007 and 2008, Cisco accounted for approximately 34% and 39%, respectively, of our sales.

        The following is a representative list of our major customers in 2008:

Aethra Ltd	Innovation Insigma	Seal
Alcatel-Lucent Ltd	LM Technical Services	Shenzen Huawei
Broadreach	Logica CMG	Communication Technologies Co Ltd.
Busch International Ltd.	Motorola	Shenzen Division Video
Cisco	NETCONN Solution Corp	Telecommunication EGT
Computer Science Corporation	Northrop Grumman	Siemens
Comverse	NortelLife size	Solincom Inc.
Digital China Technology	NTT	Sony
E-Soft	NTT BizLink	Target
France Telecom	Research In Motion Limited	Takeview
Glovicom	Samsung	Zhejiang University
Hands on Video Relay Service, Inc	Science Applications International Corporation

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

        We currently have sales offices in the United States in New Jersey, California and New Hampshire. We also have a sales office in Israel and marketing or representative/liaison offices in Hong Kong, China, Korea, Japan, Singapore, the United Kingdom, France, Germany, Italy, Spain and Brazil. The geographic breakdown of our total sales for the year ended December 31, 2008 was 61% in the Americas, 20% in Europe, Middle East and Africa and 19% in the Asia-Pacific region.

        We have dedicated sales teams to support our large strategic partners as well as to identify potential strategic customers who would deploy our products on large scales and generate significant revenues for us.

        RADVISION won several prestigious awards for our 2008 solution offerings. For the second consecutive year, VC Insight, a global video conferencing research firm, selected RADVISION as the “Best Unified Communications Company of the Year.” In addition, we were also awarded VC Insight’s Editor’s Choice Awards for our SCOPIA Desktop version 5.7 and our SCOPIA Conferencing Platform. Technology Marketing Corporation’s (TMC®) INTERNET TELEPHONY magazine (www.itmag.com) named RADVISION’s Multimedia Terminal Framework product family as a recipient of its 2008 IPTV Excellence Award and also named the SCOPIA video communications platform as one of the two best video conferencing products of 2007.

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

        We provide global customer care and support services for our products and technology. Our customer care and technical support teams are located in Israel, New Jersey, New Hampshire, California, London, Japan, Korea, India, Spain, France, Germany, Hong Kong and China. We offer a 24 hour, seven day a week, 365 days a year service program in certain of our offices to better serve our networking customers who desire the expanded service. We also offer various other services, such as assisting our networking customers with the initial installation, set-up, expedite hardware replacement and training. In addition, our technical support team trains and certifies our networking customers to provide local support in each of the geographical areas in which our products are sold.

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

        Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products and technology or obtain and use information that we regard as proprietary. Policing unauthorized use of our products and technology is difficult. In addition, the laws of some foreign countries in which we currently or may in the future sell products to do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around our intellectual property.

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

        The principal competitors in the market for our products currently include:

Networking Products	Software Development Kits

— Ericsson	— Aricent
— Polycom Inc.	— Data Connection Limited
— TANDBERG	— Dilithium Networks
— M5T
In the 3G market:	— Netbrics
— Dilithium Networks	— Trillium Digital Systems, acquired by
— NMS Communications	Continuous Computing.
— Open source developers and in-house
developers employed by manufacturers of
telecommunication equipment and systems

        Additional competitors may enter any of our markets at any time.

Manufacturing

        Our manufacturing operations consist of materials planning, procurement, out-sourcing of sub-assembled kit’s, final assembly, testing, quality control, packaging and shipping. We generally assemble, test and integrate our products in a subcontractor’s facilities in Israel. We test our products both during and after the assembly process using internally developed quality assurance testing procedures. We use an enterprise resource planning, Oracle ERP, system. We believe that the efficiency of our assembly process to date is largely due to our product architecture and our design for manufacturability. We manufacture our software development kits on CD-ROMs and package and ship them accompanied by relevant documentation.

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

        We have nine wholly-owned subsidiaries: RADVISION Inc. and its wholly-owned subsidiary RADVISION Government Services, Inc. in the United States, RADVISION (HK) Ltd. in Hong Kong, RADVISION (UK) Ltd. in the United Kingdom, RADVISION FRANCE S.A.R.L. in France, RADVISION Japan KK in Japan, RADVISION B.V. in the Netherlands and RADVISION GmbH in Germany, all of which are primarily engaged in the sale and marketing of our products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China., which is primarily engaged in research and development and the sale and marketing of our products and technology.

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

        Our headquarters and principal administrative, finance, sales and marketing and promotion operations are located in approximately 118,000 square feet of leased office space in Tel Aviv, Israel at an aggregate rental cost of approximately $1.9 million in 2008. The lease for our principal offices expires in June 2010. In the United States, we lease approximately 12,600 square feet of office space in Fair Lawn, New Jersey under a lease expiring in September 2012, approximately 3,156 square feet in Sunnyvale, California under a lease expiring in April 2010 and approximately 12,000 square feet in Bedford, New Hampshire under a lease expiring in February 2011. We also lease approximately 2,600 square feet in Hong Kong under a lease expiring in May 2009, approximately 97 square feet in Singapore under a lease expiring in July 2009, approximately 2,200 square feet in Uxbridge, Middlesex under a lease that we recently executed that expires in July 2011, approximately 2,133 square feet in China under a lease expiring in December 2010, approximately 900 square feet in Japan under a lease expiring in February 2010, approximately 1,200 square feet in France under a lease expiring in February 2015 and approximately 650 square feet in Korea under a lease expiring in December 2009. The aggregate annual rent for our sales and service offices in the United States, Hong Kong, China, Japan, Singapore, the United Kingdom, Korea and France was approximately $1.6 million in 2008.

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

        Our revenues are generated mainly in U.S. dollars or are linked to the dollar and a majority of our expenses is incurred in U.S. dollars. Consequently, we use the dollar as our functional currency. Transactions and balances in other currencies are re-measured into dollars according to the principles in Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 52. Gains and losses arising from re-measurement are reflected in the statements of operations as financial income or expenses as appropriate.

Overview

        We are one of the industry’s leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions. We have over 600 customers worldwide, including Aethra, Alcatel-Lucent, Broadreach, Cisco, Comverse, Huawei, LG Electronics, LifeSize, Microsoft, NTT/DoCoMo, Orange Telecom, Philips, Samsung, Siemens, Sony, Telecom Italia.

        We have two separate business units, corresponding to our two product lines, to enable our product development and product marketing teams to respond quickly to evolving market needs with new product introductions.

        Our Networking Business Unit, or NBU, offers one of the broadest and most complete set of multimedia communication and videoconferencing network solutions for IP, ISDN, H.323, SIP and 3G-based networks, supporting most end points in the industry today. These products are sold primarily to resellers and OEMs who use this infrastructure to develop and install advanced IP and ISDN-based communication systems for enterprise customers. The NBU’s Scopia Desktop product line provides a unique highly scalable solution for desktop video collaboration and is sold as a standalone application as well as an integrated product with common desktop applications. The NBU also provides service providers, both 3G wireless and wireline, with integrated solutions that enable the delivery of converged IP-based multimedia streaming and video telephony applications to corporate customers as a managed service, residential broadband customers and 3G subscribers worldwide.

        Our Technology Business Unit, or TBU, is a one-stop shop of voice and video over IP and 3G Development toolkits. The TBU provides protocol development tools and platforms as well as associated solutions, such as testing platforms and IP phone toolkits, that enable equipment vendors and service providers to develop and deploy new IP and 3G-based converged networks, services, and technologies. TBU solutions include developer toolkits and suites for SIP, MEGACO/H.248, MGCP, H.323, and 3G-324M. Our TBU solutions also include our ProLab®™ Test Management Suite and IP phone toolkit. Our toolkits have been implemented in a wide range of environments from chipsets to simple user devices like IP phones, and from integrated video systems through carrier class network devices like gateways, switches, soft switches and 3G multimedia gateways.

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

Critical Accounting Policies and Estimations

        We have identified the following policies as critical to the understanding of our financial statements. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, revenue recognition, allowance for doubtful accounts, investment valuation, inventory valuation, goodwill and intangible assets, warranty, income tax valuation allowance, tax contingencies and uncertainties. Actual results could differ materially from these estimates.

        Revenue Recognition. We account for our revenue in accordance with the provisions of SOP 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants and as amended by SOP 98-9 and related interpretations. When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met:

—	Persuasive evidence of an arrangement exists. We require evidence of an agreement with a customer specifying the terms and conditions of the products or services to be delivered typically in the form of a signed contract, statement of work or purchase order.

—	Delivery has occurred. For software licenses, delivery takes place when the customer is given access to the software programs via access to a website or shipped medium. For sales of videoconferencing systems that are delivered physically, delivery takes place upon transfer of the videoconferencing system to the customer’s possession. For services, delivery takes place as the services are provided.

—	The fee is fixed or determinable. Fees are fixed or determinable if they are not subject to a refund or cancellation and do not have payment terms that exceed our standard payment terms. Typical payment terms are between net 30 days to net 90 days.

—	Collection is probable. We perform a credit review of all customers with significant transactions to determine whether a customer is credit worthy and collection is probable.

        In general, revenues are recognized as follows: (i) revenues from license fees and sales of products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable; (ii) maintenance and technical support is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement; (iii) other services are recognized as the services are performed; (iv) revenues from royalties are recognized at the time of shipment by customers, as they are reported to us by those customers, and when collectability is probable; and (v) non-refundable payments on account of future royalties where no future obligation exists with regard to these royalties are recognized upon the signing of such arrangement and if collectability is probable.

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

        Many of our arrangements include multiple elements. Such elements typically include any or all of the following: products or software licenses, software maintenance and technical support and in some cases customization and development of software services. For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, revenues are allocated to the different elements in the arrangement under the “residual method” since vendor-specific objective evidence, or VSOE, of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, we defer revenue for the fair value of our undelivered elements (maintenance and support) and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement when all other criteria in SOP 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. If sufficient specific objective evidence does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements. The VSOE of fair value of the maintenance and support services included in multiple element arrangements is determined based on the price charged when sold separately (i.e. when renewed).

        In the case of multiple-element arrangements that involve significant modification or customization of the software or involve services that are considered essential to the functionality of the software, contract accounting is applied according to the provisions of Statement of Position, or SOP, 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” in accordance with which revenues are recognized on the percentage of completion basis, when collectability is probable. Percentage of completion is determined based on the “output method”, meaning upon completion of milestones. However, in cases where uncertainty exists subsequent to the completion of the milestone with regard to customer acceptance, revenue is not recognized until actual customer acceptance. The recognition of losses on contracts is reflected in the period in which the likelihood of losses is identified.

        Share-based payments. On January 1, 2006, we adopted FASB SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors to be based on estimated fair values. SFAS No. 123(R) supersedes our previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, for periods beginning January 1, 2006, under which compensation expense was measured based on the intrinsic value method. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, or SAB 107, relating to SFAS No. 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS No. 123(R).

        SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations.

        We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of our 2006 fiscal year. Under that transition method, compensation cost recognized during 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated. We selected the Black-Scholes model, which is the most common model in use in evaluating stock options. This model evaluates the options as if there is a single exercise point, and thus considers and expected option life (expected term). The input factored in this model is constant for the entire expected life of the option.

        We recognize compensation expenses for the value of awards which have graded vesting based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option.

        Expected volatility was calculated based upon actual historical stock price movements over a period equal to the expected term of the options. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The expected term of options granted before December 31, 2007 was calculated using the “simplified” method (expected term = (vesting term + original contractual term) / 2). The expected term of options granted after December 31, 2007 was calculated using historical exercise data for share option grants, except for options which were re-priced, for which the expected term of the options before the re-pricing was calculated using the binomial method. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. We have not historically paid dividends and have no foreseeable plans to pay dividends, therefore estimated dividend yield is 0%. For more information on the assumptions used for the calculation of the expense refer to Note 2q of our consolidated financial statements.

        The total compensation cost related to options granted to employees under our share-based compensation plan recognized for the years ended December 31 2006, 2007 and 2008 amounted to $4.8 million, $5.5 million and $5.4 million, respectively.

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

        Valuation of Investments. Fair value of marketable securities is estimated using quoted market prices where available. For securities not actively traded, fair value is estimated using values obtained from our cash asset managers or an independent valuation firm. To estimate the value of these investments, the cash asset managers or independent valuation firm employ various models that take into consideration such factors, among others, as the credit rating of the issuer, effective maturity of the security, yields on comparably rated publicly traded securities, availability of insurance and risk-free yield curves. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair value depending on a number of factors, including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

        Based on our intent with respect to a particular investment at the time of investment, we are generally required to classify our investments into one of two investment categories under GAAP: “held to maturity” or “available for sale.” The classification of the investment may affect our reported results. For investments classified as held to maturity, we are required to carry the investment at amortized cost, with only the amortization occurring during the period recognized into income. The other than temporary impairment of available-for-sale securities totaled $0, $379,000 and $1.8 million for the years ended December 31, 2006, 2007 and 2008, respectively, and such losses were recorded in financial income, net. The adjustment to unrealized holding losses on available-for-sale marketable securities was included as a separate component of shareholders’ equity, “Accumulated other comprehensive income,” which amounted to $0 and $182,000 for the years ended December 31, 2006 and 2007, respectively, and as a reclassification to statement of operations of other-than-temporary impairment from available-for-sale marketable securities, net of $182,000 for the year ended December 31, 2008.

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

        We adopted FASB SFAS 157, “Fair Value Measurements,” or SFAS No. 157, as of the beginning of fiscal year 2008.  In February 2008, FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 , which provides a one year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually.  Therefore, we have only adopted the provisions of SFAS 157 with respect to our financial assets and liabilities.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements.  Fair value is defined under SFAS No. 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs.  The adoption of this statement did not have a material impact on our consolidated results of operations and financial condition.  See Note 4, “Fair Value Measurements,” to our consolidated financial statements.

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

        Goodwill and Intangible Assets. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The goodwill on our balance sheet is a result of our acquisitions of the assets of FVC in March 2005 and VisionNex Technologies, Inc., or VisionNex, in September 2004. The identifiable intangible assets, other than goodwill, included in our balance sheet are technology and distribution networks acquired from FVC and VisionNex. We review goodwill for potential impairment at least annually and other intangible assets when events or changes in circumstances indicate the carrying value of the other intangible assets may be impaired, in which case we may obtain an appraisal from an independent valuation firm to determine the amount of impairment, if any. In addition to the possible use of an independent valuation firm, we perform internal valuation analyses. Goodwill and intangible assets that resulted from the acquisitions of FVC and VisioNex are allocated to the NBU segment and the goodwill impairment testing is performed at the reporting unit level. We determine fair value using widely accepted valuation techniques, including discounted cash flow analysis. This type of analysis requires us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. As of December 31, 2008, we determined there was no impairment of the VisionNex and FVC goodwill. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge. In addition, we have compared our market capitalization based upon our closing share price as reported by NASDAQ, including an estimated control premium that an investor would be willing to pay for a controlling interest in us, to the fair value of our company based on the third party valuation study.  The determination of a control premium requires the use of judgment and is based primarily on comparable industry and deal-size transactions, related synergies and other benefits.

        In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we perform tests for impairment of long-lived assets whenever events or circumstances suggest that other long-lived assets may not be recoverable.  This analysis differs from our goodwill analysis in that an impairment is only deemed to have occurred if the sum of the forecasted undiscounted future cash flows related to the assets are less than the carrying value of the asset we are testing for impairment.  If the forecasted cash flows are less than the carrying value, then we are required to write down the carrying value to its estimated fair value based primarily upon forecasted discounted cash flows.  Based on the impairment test performed as of December 31, 2008, no impairment was identified.

        These forecasted undiscounted cash flows include estimates and assumptions related to revenue growth rates and operating margins, future economic and market conditions and determination of appropriate market comparables.  Our estimates of market segment growth and our market segment share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business.  Our business consists of both established and emerging technologies, and our forecasts for emerging technologies are based upon internal estimates and external sources rather than historical information. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain.  Actual future results may differ from those estimates.

        Deferred Taxes and Uncertain Tax Positions. We utilize the liability method of accounting for income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in recent years. As a result of our cumulative losses in the United States and the full utilization of our loss carryforward opportunities, we have recorded valuation allowances to reduce our net deferred tax assets to the amount we believe is more likely than not to be realized. During 2008, part of this valuation allowance was reduced against income tax expense. In the future, if we realize a deferred tax asset that currently carries a valuation allowance, we may record additional reduction to income tax expense in the period of such realization.

        In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109, or FIN 48, which requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

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

Revenues

        We generate revenues from sales of our networking products and our technology products as well as related maintenance, support services and professional services. We price our networking products on a per unit basis. We price our software development kits on the basis of a fixed-fee plus royalties from products developed using the software development kits. We sell our products and technology through direct sales and various indirect distribution channels in the Americas, Europe, the Middle East and the Asia-Pacific region.

Significant Expenses

        Cost of Revenues. Our cost of revenues consists of component and material costs, direct labor costs, subcontractor fees, related overhead and depreciation and amortization. Our gross margin is affected by the selling prices for our products as well as the proportion of our revenues generated from the sale of our technology products as compared to our networking products. Our revenues from the sale of our technology products have higher gross margins than our revenues from the sale of our networking products and we offer greater discounts to our high volume OEM customers. As the relative proportion of our revenues from our networking products increases as a percentage of our total revenues and we generate a higher percentage of our revenues from sales to our high volume OEM customers, our gross margins will decline.

        Research and development expenses. Our research and development expenses consist primarily of compensation and related costs for research and development personnel, subcontractors, expenses for testing facilities and depreciation of equipment.

        Research and development costs are charged to operations as incurred. Software development costs are considered for capitalization when technological feasibility is established according to SFAS, No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Costs incurred after achievement of technological feasibility in the process of software production have not been material. Therefore, we have not capitalized any of our research and development expenses.

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

        Financial income, net. Our financial income, net consists primarily of interest earned on bank deposits and other liquid investments, gains and losses from the re-measurement of monetary balance sheet items denominated in non-dollar currencies into dollars, other than temporary impairment of auction rate securities, amortization of marketable securities premium net of accretion of discounts and realized gain or loss from redemption of marketable securities.

Results of Operations

        The following discussion of our results of operations for the years ended December 31, 2006, 2007 and 2008, including the percentage data in the following table, is based upon our statements of income contained in our financial statements for those periods and the related notes, included in this annual report:

	December 31,
	2006	2007	2008

Revenues	100.0%	100.0%	100.0%
Cost of revenues	20.0	20.0	22.2

Gross profit	80.0	80.0	77.8
Operating expenses:
Research and development	27.8	33.1	43.5
Marketing and selling	33.7	35.6	41.7
General and administrative	7.1	9.4	10.6
Patent settlement reserve	2.1	-	-
Total operating expenses	70.7	78.1	95.8
Operating income (loss)	9.3	1.9	(18)
Financial income, net	6.4	6.7	3.0
Tax benefit (expense), net	1.0	1.9	(0.3)

Net income (loss)	16.7%	10.5%	(15.3)%

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

        Revenues. Revenues decreased by 7.5% from $91.6 million for the year ended December 31, 2007 to $84.7 million for the year ended December 31, 2008. This decrease in revenues was primarily attributable to lower sales of solutions for 3G-based networks, Click to Meet products and TBU sales in 2008 compared to 2007. In 2008, we decided to reduce our investment in the 3G mobile market, which resulted in lower sales of 3G solutions compared to 2007. In addition, our revenues from Click to Meet as a standalone product decreased compared to 2007 due to lower demand.

        Revenues from networking products decreased by 5.7% from $68.3 million for the year ended December 31, 2007 to $64.4 million for the year ended December 31, 2008. The decrease in revenues from networking products was primarily attributable to a decrease in sales of solutions for 3G-based networks and our Click to Meet solution, which decrease was offset in part by an increase in sales to Cisco channels.

        Revenues from technology products decreased by 12.4% from to $23.3 million for the year ended December 31, 2007 to $20.4 million for the year ended December 31, 2008. The decrease in revenues from technology products was attributable to a $1.2 million decrease in software license fees, a $0.8 million decrease in revenues from maintenance and a $1.0 million decrease in revenues from professional services.

        Revenue from sales to customers in the Americas decreased from $54.9 million, or 59.9% of revenue, for the year ended December 31, 2007 to $52 million, or 61.4% of revenue, for the year ended December 31, 2008, a decrease of $2.9 million, or 5.3%. The decrease in sales to customers in the Americas was primarily attributable to decreased sales to our non-Cisco channels, which decrease was offset in part by an increase in sales to Cisco.

        Revenue from sales to customers in Europe, the Middle East and Africa, or EMEA, decreased from $19.9 million, or 21.7% of revenue, for the year ended December 31, 2007 to $17.0 million, or 20.1% of revenue, for the year ended December 31, 2008, a decrease of $2.9 million, or 14.6%. The decrease in sales to customers in EMEA was primarily attributable to a decrease in sales of our networking products to the 3G market.

        Revenue from sales to customers in the Asia-Pacific region decreased from $16.7 million, or 18.2% of revenue, for the year ended December 31, 2007 to $15.7 million, or 18.6% of revenue, for the year ended December 31, 2008, a decrease of $1.0 million, or 6.0%. The decrease in sales to customers in the Asia-Pacific region is primarily attributable to a decrease in sales of our networking products.

        Cost of Revenues. Cost of revenues increased from $18.3 million for the year ended December 31, 2007 to $18.8 million for the year ended December 31, 2008, an increase of $0.5 million, or 2.7%. Gross profit as a percentage of revenues was 80.0% for the year ended December 31, 2007 as compared to 77.8% for the year ended December 31, 2008. Cost of revenues for the years ended December 31, 2007 and 2008 includes $411,000 and $384,000, respectively, of stock-based compensation recorded under SFAS No. 123(R).

        Research and Development Expenses. Research and development expenses increased from $30.3 million for the year ended December 31, 2007 to $36.9 million for the year ended December 31, 2008, an increase of $6.6 million, or 21.8%. The increase in research and development expenses was primarily attributable to an increase in the research and development personnel engaged in the execution of the strategic plan that we announced at the beginning of 2008 to reassert our technology leadership with a focus on the enterprise market. The dollar cost of our Israeli personnel expenses also increased in 2008 as a result of the appreciation of the NIS against the U.S. dollar in such period. Research and development expenses as a percentage of revenues increased from 33.1% for the year ended December 31, 2007 to 43.5% for the year ended December 31, 2008. Research and development expenses for the years ended December 31, 2007 and 2008 include $1.7 million and $1.5 million, respectively, of stock-based compensation recorded under SFAS No. 123(R). We anticipate that research and development expenses will decrease in 2009 as a result of a decrease in research and development personnel as a part of our cost-cutting measures.

        Marketing and Selling Expenses. Marketing and selling expenses increased from $32.6 million for the year ended December 31, 2007 to $35.3 million for the year ended December 31, 2008, an increase of $2.7 million, or 8.3%. The increase in marketing and selling expenses was primarily attributable to the increased dollar cost of our Israeli personnel expenses as a result of the appreciation of the NIS against the U.S dollar in such period. Marketing and selling expenses as a percentage of revenues increased from 35.6% for the year ended December 31, 2007 to 41.7% for the year ended December 31, 2008. Marketing and selling expenses for the years ended December 31, 2007 and 2008 include $2.0 million and $1.8 million, respectively, of stock-based compensation recorded under SFAS No. 123(R). We anticipate that marketing and selling expenses will decrease in 2009 as a result of a decrease in marketing and selling personnel as part of our cost-cutting measures.

        General and Administrative Expenses. General and administrative expenses increased from $8.6 million for the year ended December 31, 2007 to $9.0 million for the year ended December 31, 2008, an increase of $0.4 million, or 4.7%. The increase in general and administrative expenses was primarily attributable to increased labor expenses mainly due to increased expenses related to the dollar cost of our Israeli personnel expenses as a result of the appreciation of the NIS against the U.S. dollar. General and administrative expenses as a percentage of revenues increased from 9.4% for the year ended December 31, 2007 to 10.6% for the year ended December 31, 2008. General and administrative expenses for the years ended December 31, 2007 and 2008 include $1.3 million and $1.7 million, respectively, of stock-based compensation recorded under SFAS No. 123(R).

        Financial Income, Net. Financial income, net decreased from $6.1 million for the year ended December 31, 2007 to $2.5 million for the year ended December 31, 2008. The decrease was primarily attributable to a decrease in the interest rates on securities, bonds and bank deposits. Financial income, net includes $379,000 and $1.8 million other than temporary impairment of available for sale securities in 2007 and 2008, respectively. In addition, in 2008 auction rate securities classified as available for sale were redeemed at par value in the amount of $600,000, as a result of which net income in the amount of $376,000 was recorded as financial income, net. Financial income in 2007 and 2008 was primarily derived from the investment of the proceeds of our March 2000 initial public offering, cash generated from operating activities and exercise of options by employees, which was offset in part by the use of cash to repurchase our ordinary shares.

        Tax Benefit (Expense), Net. For the year ended December 31, 2007, we recorded an income tax benefit of approximately $1.8 million. The benefit was primarily derived from an increase in deferred income taxes assets of approximately $2.4 million, reversing prior years’ tax benefit of approximately $250,000, offset in part by $800,000 of current taxes. For the year ended December 31, 2008, we recorded an income tax expense of approximately $280,000.  The expense was primarily derived from current tax expenses of approximately $690,000 and prior years’ tax expenses of approximately $357,000, offset by a $767,000 benefit resulting from an increase in deferred income tax assets.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

        Revenues. Revenues increased by 0.7% from $91.0 million for the year ended December 31, 2006 to $91.6 million for the year ended December 31, 2007. The increase in revenues was attributable to a $1.5 million increase in sales of our networking products, which was offset by a decrease of $0.9 million in sales of our technology products. The results primarily reflect increased sales in the Americas and Asia-Pacific regions, offset by a decrease in sales in Europe and the Middle East regions.

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

        Revenue from sales to customers in the Americas increased from $52.5 million, or 57.7% of revenue, for the year ended December 31, 2006 to $54.9 million, or 59.7% of revenue, for the year ended December 31, 2007, an increase of $2.4 million, or 4.6%. The increase in sales to customers in the Americas was primarily attributable to increased sales to the federal market and non- Cisco channels.

        Revenue from sales to customers in Europe and the Middle East decreased from $23.1 million, or 25.4% of revenue, for the year ended December 31, 2006 to $19.9 million, or 21.7% of revenue, for the year ended December 31, 2007, a decrease of $3.2 million, or 13.9%. The decrease in sales to customers in Europe and the Middle East was primarily attributable to decreased sales of our networking products to the third generation market.

        Revenue from sales to customers in the Asia-Pacific region increased from $15.4 million, or 17.0% of revenue, for the year ended December 31, 2006 to $16.7 million, or 18.2% of revenue, for the year ended December 31, 2007, an increase of $1.3 million, or 8.4%. The increase in sales to customers in the Asia Pacific region is primarily attributable to increased sales of our networking products.

        Cost of Revenues. Cost of revenues increased from $18.2 million for the year ended December 31, 2006 to $18.3 million for the year ended December 31, 2007, an increase of $0.1 million, or 0.5%. Gross profit as a percentage of revenues remained constant at 80.0% for the years ended December 31, 2006 and 2007. Cost of revenues for the years ended December 31, 2006 and 2007 includes $373,000 and $411,000, respectively, of stock-based compensation recorded under SFAS No. 123(R).

        Research and Development Expenses. Research and development expenses increased from $25.3 million for the year ended December 31, 2006 to $30.3 million for the year ended December 31, 2007, an increase of $5.0 million, or 19.8%. The increase was primarily attributable to increased expenses related to the dollar cost of our Israeli personnel expenses as a result of the appreciation of the NIS against the U.S. dollar in 2007 and an increase in contractors’ expenses. Research and development expenses as a percentage of revenues increased from 27.8% for the year ended December 31, 2006 to 33.1% for the year ended December 31, 2007. Research and development expenses for the years ended December 31, 2006 and 2007 include $1.5 million and $1.7 million, respectively, of stock-based compensation recorded under SFAS No. 123(R).

        Marketing and Selling Expenses. Marketing and selling expenses increased from $30.6 million for the year ended December 31, 2006 to $32.6 million for the year ended December 31, 2007, an increase of $2.0 million, or 6.5%. The increase was primarily attributable to an increase in the number of sales and marketing personnel. Marketing and selling expenses as a percentage of revenues increased from 33.7% for the year ended December 31, 2006 to 35.6% for the year ended December 31, 2007. Marketing and selling expenses for the years ended December 31, 2006 and 2007 include $1.9 million and $2.0 million, respectively, of stock-based compensation recorded under SFAS No. 123(R).

        General and Administrative Expenses. General and administrative expenses increased from $6.5 million for the year ended December 31, 2006 to $8.6 million for the year ended December 31, 2007, an increase of $2.1 million, or 32.3%. The increase was primarily attributable to an increase in legal expenses, the number of general and administrative personal and the dollar cost of our Israeli personnel expenses as a result of the appreciation of the NIS against the U.S. dollar in 2007. General and administrative expenses as a percentage of revenues increased from 7.1% for the year ended December 31, 2006 to 9.4% for the year ended December 31, 2007. General and administrative expenses for the years ended December 31, 2006 and 2007 include $1.0 million and $1.3 million, respectively, of stock-based compensation recorded under SFAS No. 123(R).

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

        Tax Benefit (Expense), Net. For the year ended December 31, 2006, we recorded an income tax benefit of approximately $900,000. The benefit was primarily derived from an increase in deferred income taxes assets of approximately $900,000, reversing valuation allowances on deferred income tax assets of approximately $600,000 and reversing prior years’ taxes of approximately $700,000, offset in part by $1.3 million of current taxes. For the year ended December 31, 2007, we recorded an income tax benefit of approximately $1.8 million. The benefit was primarily derived from an increase in deferred income taxes assets of approximately $2.4 million, reversing prior years’ tax benefit of approximately $250,000, offset in part by $800,000 of current taxes.

Consolidated Balance Sheet Data

        Trade Receivables. Trade receivables decreased from $15.0 million at December 31, 2007 to $14.1 million at December 31, 2008, a decrease of $0.9 million, or 6%. This decrease was primarily attributable to the decrease in revenues.

        Allowance for Doubtful Accounts. Allowance for doubtful accounts increased from $0.8 million at December 31, 2007 to $0.9 million at December 31, 2008, an increase of $0.1 million, or 12.5%. Allowance for doubtful accounts as a percentage of trade receivables increased from 5.1% as of December 31, 2007 to 6.2% as of December 31, 2008.

        Other Receivables and Prepaid Expenses. Other receivables and prepaid expenses decreased from $8.5 million at December 31, 2007 to $6.1 million at December 31, 2008, a decrease of $2.4 million, or 28.2%. This decrease was primarily attributable to a decrease in prepaid rent expenses, receivables from governmental authorities and deferred tax asset.

        Inventories. Inventories decreased from $1.7 million at December 31, 2007 to $1.2 million at December 31, 2008, a decrease of $0.5 million, or 29.4%. The number of inventory days outstanding decreased from approximately 35 days at December 31, 2007 to approximately 21 at December 31, 2008.

        Trade Payables. Trade payables decreased from $2.4 million at December 31, 2007 to $2.1 million at December 31, 2008, a decrease of $0.3 million, or 12.5%.

        Other Payables, Accrued Expenses and Deferred Revenues. Other payables, accrued expenses and deferred revenues increased from $19.4 million at December 31, 2007 to $24.7 million at December 31, 2008, an increase of $5.3 million, or 27.3%. This increase was primarily attributable to an increase in payments to employees and related accruals, as well as an increase in deferred revenues and accrued expenses for subcontractors and other vendors.

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

        The following table presents information about the rate of inflation in Israel, the rate of devaluation or appreciation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the devaluation:

Year ended December 31,	Israeli inflation rate %	NIS devaluation (appreciation) rate %	Israeli inflation adjusted for devaluation (appreciation) %

2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.3)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9

        We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel.

        A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. During 2007 and 2008, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses.

        Because exchange rates between the NIS and the dollar fluctuate continuously exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

        To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure. As of December 31, 2008, we had outstanding forward exchange contracts for the acquisition of NIS 89 million in consideration for $23 million maturing in a period of up to one year from that date. As of December 31, 2008, the changes in fair value of these contracts are $348,000.

Recently Issued Accounting Standards

        In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements,” or SFAS 160. SFAS 160 amends ARB 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on our consolidated financial statements.

        In December 2007, the FASB issued SFAS 141(revised), “Business Combinations,” or SFAS 141(R). SFAS 141(R) replaces SFAS No. 141, “Business Combinations,” and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS 141(R) is not expected to have a material effect on our consolidated financial statements.

        In February 2008, the FASB issued FASB Staff Position, or FSP, No. FAS 157-2, “Effective Date of FASB Statement No. 157.,” or FSP No. FAS 157-2. The Staff Position defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amends the scope of SFAS 157. We adopted SFAS 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2. We are currently evaluating the potential impact, if any, of the adoption of FSP No. FAS 157-2 on our consolidated financial statements.

        In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133,” or SFAS 161. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires entities to provide enhanced disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the impact, if any, that SFAS 161 may have on our financial condition and results of operations. Our adoption of SFAS 161 will change our disclosures for derivative instruments and hedging activities beginning in 2009.

        In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” or FSP FAS 142-3. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. We are currently evaluating the potential impact, if any, of the adoption of FAS 142-3 on our consolidated financial statements.

        In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS No. 162. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 will be effective from November 13, 2008. We do not expect the adoption of SFAS No. 162 to have a material impact on our consolidated financial statements.

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

        As of December 31, 2008, we had approximately $37.9 million in cash and cash equivalents, $66.4 million in short term investments, and our working capital was approximately $99 million. Taking into account long-term investments, we had approximately $121.3 million in cash and investments as of December 31, 2008. We believe that our working capital is sufficient for our present requirements. In addition, we believe that we can meet our day to day operating expenses and material commitments for the next 12 months.

        Our management believes that another financial measure that is important in assessing our company’s financial condition is day’s sales outstanding, or DSOs. Our DSOs were 62 days at December 31, 2007 compared to 61 days at December 31, 2008.

        Capital expenditures for the years ended December 31, 2006, 2007 and 2008 were approximately $2.3 million, $4.2 million and $3.0 million, respectively. These expenditures were principally for research and development equipment, office furniture and equipment and implementation of an enterprise resource planning (ERP) system in 2007. We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations, infrastructure and personnel.

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2007	2008
	($ in thousands)

Net cash provided by operating activities	9,895	5,864
Net cash provided by (used in) investing activities	32,351	(2,617)
Net cash used in financing activities	(19,986)	(10,745)
Net increase (decrease) in cash and cash equivalents	22,260	(7,498)
Cash and cash equivalents at beginning of period	23,110	45,370
Cash and cash equivalents at end of period	45,370	37,872

        Net cash provided by operating activities was approximately $5.9 million for the year ended December 31, 2008. This amount was primarily attributable to net loss of $12.9 million adjusted for depreciation and amortization expenses of $3.9 million, stock-based compensation of $5.4 million recorded under SFAS No. 123(R), a decrease of $0.5 million in inventory, a $1.5 million increase of deferred revenues, a $0.9 million decrease in trade receivables, a $2.0 million decrease in other receivables and prepaid expenses and a $1.8 million decrease in accrued interest. These adjustments to net income were offset in part by an increase of $0.8 million in deferred tax assets. Net cash provided by operating activities was approximately $9.9 million for the year ended December 31, 2007. This amount was primarily attributable to net income of $9.6 million adjusted for depreciation and amortization expenses of $3.6 million, stock-based compensation of $5.4 million recorded under SFAS No. 123(R) and a decrease of $1.3 million in inventory. These adjustments to net income were offset in part by an increase of $2.4 million in deferred tax assets, a $1.9 million decrease of deferred revenues and $2.1 million increase in trade receivables.

        Net cash used in investing activities was approximately $2.6 million for the year ended December 31, 2008. Of the cash used in investing activities in the year ended December 31, 2008, approximately $3.0 million was used for purchases of property and equipment, offset by approximately $0.4 million provided by proceeds from investments in bank deposits and marketable securities. Net cash provided by investing activities was approximately $32.4 million for the year ended December 31, 2007. Of the cash provided by investing activities in the year ended December 31, 2007, approximately $36.5 million, net was provided by proceeds from investments in bank deposits and marketable securities, offset by approximately $4.2 million that was used for purchases of property and equipment.

        Net cash used in financing activities was approximately $10.7 million for the year ended December 31, 2008. Of the cash used in financing activities, $11.1 million was used for the repurchase of our company’s shares, offset by a $0.4 million tax benefit arising from the exercise of non-qualified employee options. Net cash used in financing activities was approximately $20.0 million for the year ended December 31, 2007. Of the cash used in financing activities, $27.0 million was used for the repurchase of our company’s shares, offset by $6.9 million of proceeds received from the exercise of employee options.

        During the second quarter of 2006, we announced that our Board of Directors had authorized the repurchase of up to $30 million or two million of our ordinary shares in the open market from time to time at prevailing market prices. The repurchase program received the approval of the District Court in Tel Aviv-Jaffa in August 2006 in accordance with the requirements of the Israeli Companies Law. As of December 31, 2007, we had repurchased 1,631,724 ordinary shares under the program at a total purchase price of approximately $30 million, or an average price of $18.37 per share and we completed this program.

        During the third quarter of 2007, we announced that our Board of Directors had authorized the repurchase of up to an additional $30 million of our ordinary shares in the open market from time to time at prevailing market prices. The repurchase program received the approval of the District Court in Tel Aviv-Jaffa in November 2007 in accordance with the requirements of the Israeli Companies Law. As of December 31, 2008, we had repurchased 1,978,483 ordinary shares under the program at a total purchase price of approximately $15.0 million, or an average price of $7.67 per share.

        As of December 31, 2008, we had reissued 726,697 of the repurchased ordinary shares in connection with the exercise of employee stock options.

        As of December 31, 2008, our principal commitments consisted of obligations outstanding under operating leases. Our capital requirements are dependent on many factors, including market acceptance of our products and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. In the last three years, we have experienced substantial increases in our expenditures as a result of the growth in our operations and personnel. We intend to increase our expenditures in the future consistent with our anticipated growth. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        We place considerable emphasis on research and development to expand the capabilities of our existing products and technology, to develop new products and to improve our existing technologies and capabilities. We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers. Our gross investment in research and development for the years ended December 31, 2006, 2007 and 2008 was $25.3 million, $30.3 million and $36.7 million, respectively. We intend to continue to devote a significant portion of our personnel and financial resources to research and development. As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.

        As of December 31, 2008, our research and development staff consisted of approximately 230 employees compared to 217 as of December 31, 2007. We reduced the number of our research and development employees during the latter part of 2008 and early 2009 as part of our cost-cutting initiatives. Our research and development activities are conducted mainly at our facilities in Tel Aviv, Israel and in part in Beijing, China and New Hampshire, the United States. To introduce new, high quality products, we deploy procedures for the design, development and quality assurance of our new product developments. Our team is divided according to our existing product lines. Each product line team is headed by a team leader and includes software or hardware engineers and quality control technicians.

        We own five registered U.S. patents relating to various aspects of interactive multimedia communications. During 2008, we were awarded four new U.S. patents and filed two new patent applications with the U.S. Patent and Trademark Office covering protocols and techniques to improve multi-media communications. We also filed four patent applications for some of such patents in other countries’ patent offices.

D.	TREND INFORMATION

        Revenues increased from $91.0 million for the year ended December 31, 2006 to $91.6 million for the year ended December 31, 2007, an increase of 0.7%. This increase was primarily due to increased sales of our networking products. Revenues decreased to $84.7 million for the year ended December 31, 2008, a decrease of 7.5%, as a result decreased sales in all regions, primarily due to lower sales of solutions for 3G-based networks and Click to Meet product sales in 2008. In 2008, we decided to reduce our investment in the 3G mobile market, which resulted in lower sales of 3G solutions compared to 2007. In addition, our revenues from Click to Meet as a standalone product decreased compared to 2007 due to lower demand. If global economic and market conditions, or economic conditions in the United States or other key markets, remain uncertain, persist, or deteriorate further, the demand for our products and technology may decrease in 2009.

        Research and development expenses increased from $25.3 million for the year ended December 31, 2006 to $30.3 million for the year ended December 31, 2007, an increase of $5 million or 19.8%, to $36.9 million for the year ended December 31, 2008, an increase of $6.6 million, or 21.8%. The increase in research and development expenses in 2007 was primarily attributable to increased expenses related to the dollar cost of our Israeli personnel expenses as a result of the appreciation of the NIS against the U.S. dollar in 2007 and an increase in contractors’ expenses. The increase in research and development expenses in 2008 was primarily attributable to an increase in the research and development personnel engaged in the execution of the strategic plan that we announced at the beginning of 2008 to reassert our technology leadership with a focus on the enterprise market. The dollar cost of our Israeli personnel expenses also increased in 2008 as a result of the appreciation of the NIS against the U.S. dollar in such period. We anticipate that research and development expenses will decrease in 2009 as a result of a decrease in research and development personnel as a part of our cost-cutting measures.

        General and administrative expenses increased from $6.5 million for the year ended December 31, 2006 to $8.6 million for the year ended December 31, 2007, an increase of $2.1 million, or 32.3%, to $9.0 million for the year ended December 31, 2008, an increase of $0.4 million, or 4.7%. The increase in general and administrative expenses in 2007 was primarily attributable to an increase in legal expenses, the number of general and administrative personal and the dollar cost of our Israeli personnel expenses as a result of the appreciation of the NIS against the U.S. dollar in 2007. The increase in general and administrative expenses in 2008 was primarily attributable to the increased dollar cost of our Israeli personnel expenses as a result of the appreciation of the NIS against the U.S dollar in such period. We anticipate that general and administrative expenses will decrease in 2009 as a result of a decrease in general and administrative personnel as part of our cost-cutting measures.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2008 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations	$7,441,000	$3,908,000	$3,384,000	$149,000	-
Uncertain income tax position (*)	$1,079,000	-	-	-	-
Accrued severance pay (**)	$6,410,000	$555,000	-	-	-

Total	$14,930,000	$4,463,000	$3,384,000	$149,000	-

(*)	Under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48, uncertain income tax position is due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 15 to the consolidated financial statements for further information regarding our potential liability under FIN 48.

(**)	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily termination of employment by our company and retirement or death of the respective employee and other than in certain circumstances, there is no obligation to pay severance if the employee voluntarily resigns. Of this amount, $1.3 million is unfunded.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Zohar Zisapel (1)	60	Chairman of the Board of Directors
Boaz Raviv	49	Chief Executive Officer
Adi Sfadia	39	Chief Financial Officer
Joseph Atsmon (1) (2)	60	Director
Liora Lev (2)	56	Director
Yoseph Linde (2)	62	Director
Efraim Wachtel	64	Director

(1)	Member of our Option Committee and Compensation Committee.

(2)	Member of our Audit Committee

        Messrs. Zohar Zisapel and Efraim Wachtel, Class C directors, will serve as directors until our 2010 annual general meeting of shareholders. Our Class A and Class B director categories are currently vacant. Mr. Joseph Atsmon will serve as an outside director pursuant to the Israeli Companies Law for a second three-year term until our 2009 annual general meeting of shareholders, Ms. Liora Lev will serve as an outside director pursuant to the Israeli Companies Law for an initial three-year term until our 2009 annual general meeting of shareholders, and Dr. Yoseph Linde will serve as an outside director pursuant to the Israeli Companies Law for an initial three-year term, until our 2011 annual general meeting of shareholders (see Item 6C. “Directors, Senior Management and Employees – Board Practices – Outside Directors”).

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

        Adi Sfadia has served as our chief financial officer since July 30, 2008. Mr. Sfadia served as our Vice President of Finance from mid-2007 until January 2008, when he joined Alvarion Ltd., a WiMAX and wireless broadband solutions provider. Mr. Sfadia joined us in 2004 as corporate controller. Prior thereto, Mr. Sfadia served in several senior financial positions in Israeli companies, where he gained wide financial and managerial experience. Mr. Sfadia served five years in a public accounting position with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Sfadia holds a B.A. degree in Business Administration and an M.B.A. degree (magna cum laude) from The College of Management in Tel Aviv and Rishon Lezion, and he is a Certified Public Accountant in Israel.

        Joseph Atsmon has served as an outside director (within the meaning of the Israeli Companies Law) since June 2003 and is the Chairman of our audit committee. Mr. Atsmon has served as a director of Nice Ltd. since July 2001 and Ceragon Networks Ltd. since July 2001. From 1995 until 2000, Mr. Atsmon served as chief executive officer of Teledata Communication Ltd., a public company acquired by ADC Telecommunication Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and corporate vice president for Business Development. Mr. Atsmon holds a B.Sc. degree in Electrical Engineering (summa cum laude) from the Technion – Israel Institute of Technology.

        Liora Lev has served as an outside director (within the meaning of the Israeli Companies Law) since December 2006 and is a member of our audit committee. Ms. Lev is the founder and has served as general partner of Ascend Technology Ventures since 1999. Of the portfolio companies of Ascend Technology Ventures, Ms. Lev currently serves as a member of the board of directors of Columbus Application Provider and as a member of the board of directors of SintecMedia Ltd., Intellinx Ltd. and Can-Fite BioPharma Ltd. (publicly traded on the Tel Aviv Stock Exchange). In addition, Ms. Lev serves as the chief executive officer and as a director of Advanced Technology Acquisition Corporation (publicly traded on the American Stock Exchange, symbol: AXC), positions she has held since August, 2006. From 1994 until 2000, Ms. Lev served as Commissioner of the Israel Securities Authority and as a member of the Israeli Accounting Standards Board. From 1992 until 1998, Ms. Lev served as chief financial officer and was in charge of the chief information officer of Ashtrom Group. Ms. Lev is a certified public accountant in Israel, with over 20 years of experience in business management, information systems management and finance of public and private companies. Ms. Lev holds a B.A. in Accounting and Economics and an M.Sc. degree in Management Science, specializing in information systems, both from Tel Aviv University. Ms. Lev is also a graduate of the Advanced Management Program, Harvard Business School.

        Dr. Yoseph Linde has served as an outside director (within the meaning of the Israeli Companies Law) since August 2008 and is a member of our audit committee. Dr. Linde currently serves as general partner of Jerusalem Global Ventures, or JGV, a venture capital fund specializing in early investments in start-up companies providing products for Internet infrastructure, a position that he has held since 1999.   Dr. Linde also serves as a director of LocationNet Ltd. and Lumus Ltd., portfolio companies of JGV.  JGV manages three parallel funds (Israel and Cayman).  Dr. Linde is a general partner and director of two of the funds (CommLaunch Holdings and NetLaunch Holdings) and is also a director of the management company (JGV). From 1993 until 1999, Dr. Linde was the founder and chairman of LANart Corporation, a company acquired by Communications Systems Inc. in 1999. From 1983 until 1993, Dr. Linde was the founder and chairman of Chipcom Corporation, a public company acquired by 3Com in 1995. From 1982 until 1983, Dr. Linde held the position of Professor at the School of Engineering of Boston University. Dr. Linde holds a B.Sc. degree in electrical engineering from the Technion – Israel Institute of Technology, a M.Sc. degree in electrical engineering from Tel-Aviv University, and a Ph.D in electrical engineering from Stanford University.

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

        Set forth below are the name, age, principal position and a biographical description of each of our other senior officers:

Name	Age	Position

Rael Kolevsohn	39	Vice President and General Counsel
Zeev Bikowsky	52	General Manager, Networking Business Unit
Avishai Sharlin	42	General Manager, Technology Business Unit
Ilan Givon	50	Vice President Operations
Roberto Giamagli	44	General Manager, Europe, Middle East and Africa
Eitan Livne	46	General Manager, Asia-Pacific
David Ruby	54	General Manager, the Americas

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

        Zeev Bikowsky has served as our General Manager, Networking Business Unit since November, 2007. Between March 2006 and November 2007, Mr. Bikowsky served as our General Manager, Technology Business Unit. Prior to joining our company and from 1998, Mr. Bikowsky was the chief executive officer of Seagull Semiconductors, which was acquired by Cisco Systems in 2000. After the acquisition, he served as a group manager in Cisco’s Israeli development center. Prior thereto and from 1996, Mr. Bikowsky was a vice president at DSP Group, where he managed their core technology licensing business unit. Mr. Bikowsky holds a B.Sc. degree from the Ben Gurion University of the Negev and an MBA degree from Boston University.

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

        Roberto Giamagli has served as General Manager for our Europe, Middle East and Africa operations since January 2008. Mr. Giamagli has over 18 years of international sales and management experience in the voice, video and data communications industry. Prior to joining our company and from 1989, Mr. Giamagli served as a vice president, sales and vice president, marketing at Aethra spa, where he established and expanded a direct and indirect sales team. Mr. Giamagli holds a B.Sc. degree in Computer Science from Pisa University, Italy.

        Eitan Livne has served as General Manager for our Asia-Pacific operations since April 2004. In such position, Mr. Livne manages all sales, field marketing, customer support, human resources, and accounting for this region. Mr. Livne has a wealth of experience in high technology sales throughout Asia. Prior to joining our company and from 2002, Mr. Livne served as the president of TGM International, a specialized multinational firm focusing on providing sales support in Asia to global high technology companies. Prior thereto and from 1994, Mr. Livne served in various positions at ECI Telecom, an Israeli based provider of SDH (Synchronous Digital Hierarchy) Optical networking equipment, during which time he managed the company’s operations in Asia and served as its president for the Asia-Pacific region. Mr. Livne holds a B.Sc. degree in Exact Sciences from Tel Aviv University, Israel.

        David Ruby has served as General Manager for our operations in the Americas since May 2008. Mr. Ruby is a highly experienced executive, whose 30 year career spans the high technology industry through numerous entrepreneurial activities, in which he has held positions in the Americas, Europe and Australia. In 2007, Mr. Ruby served as General Manager and Chief Customer Officer of Codian, Ltd, including six months aiding in the transition to TANDBERG following its acquisition by TANDBERG. Prior to that, Mr. Ruby has held a number of other senior executive positions, including chief executive officer of Tennyson Networks, VP of Worldwide Sales of Madge Networks, Director Worldwide Product Sales of Western Digital and Regional Manager of Storage Technology Corporation.

B.	COMPENSATION

        The following table sets forth information concerning the total compensation paid with respect to all of our directors and our executive officers as a group during the year ended December 31, 2008.

Name and Principal Position	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

All officers and directors as a group (11 persons)	$738,297	$131,341

        We provide automobiles or automobile expense reimbursement to our executive officers at our expense.

        As of December 31, 2008, our directors and executive officers as a group, consisting of seven persons, held options to purchase an aggregate of 744,687 ordinary shares, having exercise prices ranging from $4.7 to $20.17. Generally, the options vest over a four-year period. The options will expire between October 1, 2010 and January 3, 2016 (which is six to ten years from the date of grant of the respective options) or earlier upon termination of employment as an executive officer or with respect to a director, within 12 months after termination or resignation from such office. All of such options were granted under our 2000 Stock Option Plan. See this Item 6E. “Directors, Senior Management and Employees – Share Ownership – Stock Option Plan.”

        At our 2008 annual general meeting, our shareholders resolved to pay to each of our outside directors compensation in the form of the minimum annual fee and per meeting attendance fee applicable to our company set forth from time to time in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended (currently, NIS 45,000 ($11,836) per year and NIS 1,590 ($418) per meeting attended). In addition, the shareholders approved the grant to each of our outside directors of options to purchase 30,000 ordinary shares, exercisable at $6.78 per share (the closing price of our ordinary shares on the NASDAQ Global Market on the last trading date prior to the date of the meeting). The options will vest quarterly over three years, commencing in the case of Ms. Lev and Ms. Atsmon on May 14, 2006 (the date of the appointment of Ms. Lev for an initial three year term as outside director and the appointment of Mr. Atsmon for a second three year term as outside director), and in the case of Mr. Linde, from the date of our 2008 shareholders’ meeting. In addition, the shareholders resolved to modify the terms of options granted to directors such that the exercise period of such options (including previously granted options) be extended from thirty days to 12 months after the termination of their service or their resignation from office as a director.

        According to regulations adopted under the Israeli Companies Law, the terms of compensation of an outside director (within the meaning of Israeli law) must be set and agreed to prior to the commencement of each three-year term of service of an outside director and may not be modified during the three year term other than to conform to the terms of a newly appointed outside director. Furthermore, all of the outside directors must receive the same remuneration. At a meeting of our shareholders held on June 8, 2003, at which Mr. Atsmon was elected to serve as our outside director for an initial three year term, our shareholders also approved the payment to Mr. Atsmon of a service fee equal to the highest applicable annual remuneration and per meeting attendance fee as provided by Israeli law from time to time. Mr. Atsmon was never paid his remuneration in accordance with such resolution and the following year, our shareholders approved the grant to Mr. Atsmon of options to purchase 50,000 of our ordinary shares. In 2006, at the meeting approving his election as an outside director for a second three-year term, our shareholders approved the grant to Mr. Atsmon of options to purchase an additional 37,500 of our ordinary shares. At the same meeting in 2006, our shareholders approved the appointment of Ms. Lev as our second outside director for an initial term of three years and resolved to grant her options to purchase 30,000 of our ordinary shares.

        Since the grants of options to Mr. Atsmon and Ms. Lev described in the preceding paragraph did not comply with the Israeli regulations relating to outside director compensation, upon their consent, the previous grants were cancelled and they each agreed to waive any rights that they may have had pursuant to such grants. Upon the appointment of Mr. Linde, all of our outside directors were granted the options as described above for their services as outside directors. In addition, we paid Mr. Atsmon the remuneration that our shareholders resolved to pay him at the shareholders meeting in 2003 for his first three year term of service as an outside director (between the years 2003 and 2006), in the aggregate amount of NIS 155,985 ($45,747) (constituting approximately NIS 42,245 per year ($12,390) and NIS 1,625 per meeting attended ($477)). (For further information, see Note 11(d), “Shareholders Equity,” to our consolidated financial statements)

        Pursuant to NASDAQ Marketplace Rules, compensation of our chief executive officer and other executive officers (within the meaning of such rules) is recommended to our board of directors for determination by a majority of our independent directors, subject to any further approvals required under the Israeli Companies Law. See Item 6C. “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

C.	BOARD PRACTICES

Election of Directors

        Our Articles of Association provide for a board of directors consisting of no less than five and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of five directors.

        In accordance with our articles of association, our board of directors is divided into three classes (other than outside directors), each consisting of a number of directors equal as nearly as practicable to one-third of the total number of non-external directors. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. At our 2008 annual general meeting, our shareholders approved an amendment to our articles of association under which we are permitted to create a vacancy in one of the three director classes at any given time. Our Class A and Class B director categories are currently vacant.

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

        In addition, no person may serve as an outside director if the person’s position or other activities create, or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time an outside director is to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

        A person is qualified to serve as an outside director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined under regulations promulgated under the Israeli Companies Law. At least one outside director must have “accounting and financial expertise.” However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as the Company, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have “professional qualifications.”

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

        The initial term of an outside director is three years and may be extended for an additional three years. However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Market, such as our company, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Outside directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one outside director and the audit committee must include all the outside directors.

        Our Board of Directors has three outside directors under Israeli law. Mr. Joseph Atsmon and Ms. Liora Lev, both of whom have “accounting and financial expertise,” and Dr. Yoseph Linde, who has “professional expertise,” as such terms are defined under the Israeli Companies Law. Mr. Atsmon was elected to serve as an outside director for an initial three year term in 2003 and was elected to serve as an outside director for an additional three-year term at our 2006 annual general meeting of shareholders. Ms. Lev was elected to serve as an outside director for an initial three year term at our 2006 annual general meeting of shareholders. Dr. Yoseph Linde was elected to serve as an outside director for an initial three year term at our 2008 annual general meeting of shareholders.

        Independent Directors. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.

        Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. We have not included such a provision in our articles of association since our board of directors complies with the independent director requirements of the NASDAQ Marketplace Rules described above.

        Independent directors of our company meet at least twice a year in an executive session. Among other things, at such sessions the independent directors recommend the compensation of all our senior officers and nominate directors to be elected by our shareholders at our annual general meeting. Our executive officers do not participate in any discussions or decisions that involve any aspect of their compensation.

        Our Board of Directors has determined that each of Ms. Lev and Messrs. Atsmon and Linde qualifies as an independent director under the requirements of the Securities and Exchange Commission and NASDAQ. Ms. Lev and Messrs. Atsmon and Linde are also our outside directors within the meaning of the Israeli Companies Law.

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

        Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our audit committee is currently composed of Joseph Atsmon, Liora Lev and Yoseph Linde. Joseph Atsmon has been elected as the Chairperson of the Audit Committee. The audit committee meets at least once each quarter. Our Audit Committee charter is available on our website at www.radvision.com.

        Option Committee. Our board of directors has established an option committee, which administers our option plans (see Item 6E. Directors, Senior Management and Employees – Share Ownership – Stock Option Plan”). The Option Committee is responsible for approving all option grants other than grants to our directors, chief executive officer and all other officers that report to the chief executive officer. Messrs. Zohar Zisapel and Joseph Atsmon are the current members of our option committee.

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

Disclosure of Personal Interests of an Office Holder

        The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their possession, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

        The disclosure requirements which apply to an office holder also apply to such transaction with respect to his or her personal interest in the transaction. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total holdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

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

        In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or (iii) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital in a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash nor under market terms, requires approval by the board of directors and the shareholders of the company. Other than as described, under Israeli law private placements require the approval of the board of directors.

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

        If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request with the court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

D.	EMPLOYEES

        As of December 31, 2008, we had 442 employees worldwide, of whom 230 were employed in research and development, 133 in sales and marketing, 31 in management and administration and 48 in operations. Of such employees, 248 were based in Israel, 95 in the Americas, 81 in the Asia-Pacific region and 18 in Europe. We reduced the number of our employees during the latter part of 2008 and early 2009 as part of our cost-cutting initiatives.

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

        Our relationships with our employees in Israel are governed by Israeli labor legislation and regulations, extension orders of the Israeli Ministry of Labor and personal employment agreements. Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws concern various matters, including severance pay rights at termination, notice period for termination, retirement or death, length of workday and workweek, minimum wage, overtime payments and insurance for work-related accidents. We currently fund our ongoing legal severance pay obligations by paying monthly premiums for our employees’ insurance policies and/or pension funds.

        In addition, Israeli law requires Israeli employees and employers to pay specified sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance. The payments to the National Insurance Institute that include health insurance fees are approximately 17.43% of wages, of which the employee contributes approximately 69.0% and the employer contributes approximately 31.0%. The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We contribute 13.3% to 15.8%, depending on the employee, of base wages to such plans and the employee contributes about 5.0%. We and our employees are not parties to any collective bargaining agreements. However, certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Manufacturers’ Association of Israel, are applicable to our employees by “extension orders” of the Israeli Ministry of Labor. These provisions principally concern periodic cost of living adjustments, procedures for dismissing employees, travel allowances, recuperation pay and other conditions of employment.

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

Beneficial Ownership of Executive Officers and Directors

        The following table and the footnotes thereto contain information as of March 25, 2009 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.

Name	Number of ordinary shares (1)		Percentage of outstanding ordinary shares (2)

Zohar Zisapel	4,868,651	(3)	24.93%
Boaz Raviv	283,807	(4)	1.44%
Adi Sfadia	*		*
Joseph Atsmon	*		*
Liora Lev	*		*
Yoseph Linde	*		*
Efraim Wachtel	*		*

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 19,427,880 ordinary shares issued and outstanding (which excludes 3,088,343 ordinary shares held as treasury stock) as of March 25, 2009.

(3)	Includes (i) 3,148,235 ordinary shares owned of record by Mr. Zohar Zisapel; (ii) 101,250 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, of which options to purchase 30,000 ordinary shares have an exercise price of $6.1563 per share and expire in June 2011, options to purchase 45,000 ordinary shares have an exercise price of $5.085 per share and expire in June 2012, options to purchase 26,250 ordinary shares have an exercise price of $19.59 per share and expire in July 2013 ; (iii) 1,121,097 ordinary shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RAD Data Communications Ltd. Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(4)	Subject to currently exercisable options, with exercise prices ranging between $4.7 and $20.17, and expiration dates ranging between October 1, 2010 and January 3, 2016.

Stock Option Plan

        In 2000, we adopted our 2000 Employee Stock Option Plan, or the 2000 Plan, which authorizes the grant of options to employees and consultants of our company and its subsidiaries. The 2000 Plan initially authorized the issuance thereunder of up to 636,477 ordinary shares and, in addition, subject to sufficient authorized share capital, provides for the reservation of up to 4% of our share capital, on a fully diluted basis, in each subsequent year following the year 2000. We are currently authorized to issue up to 7,530,233 ordinary shares under the 2000 Plan.

        Type of Options. Awards under the 2000 Plan may be granted pursuant to Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Israeli Tax Ordinance, Section 3.(9) of the Israeli Tax Ordinance, and may also be granted in the form of incentive stock options, as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, and non-qualified stock options.

        Plan Administration. The option committee appointed by the Board of Directors administers the 2000 Plan, subject to the ratification of the Board of Directors. Subject to the provisions of the 2000 Plan and applicable law, the option committee has the authority to recommend to the Board of Directors:

—	the persons to whom awards are granted;

—	the form, terms and conditions of the written stock option agreement evidencing the option, including the type of option and the number of shares to which it pertains, the exercise price, option term, vesting schedule and exercisability of the option in special cases (such as death, retirement, disability and change of control); and

—	the form and provisions of the notice of exercise and payment upon exercise of the option.

        Subject to the provisions of the 2000 Plan and law, the Board of Directors has the authority to:

—	nominate a trustee for options issued under Section 102 of the Israeli Tax Ordinance;

—	adjust any or all of the number and type of shares that thereafter may be made the subject of options, the number and type of shares subject to outstanding options, and the grant or exercise price with respect to any option, or, if deemed appropriate, make provision for a cash payment to the holder of any outstanding option in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2000 Plan in the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities;

—	interpret the provisions of the 2000 Plan; and

—	prescribe, amend, and rescind rules and regulations relating to the 2000 Plan or any award there under as it may deem necessary or advisable.

        Option Price. The option price per share may not be less than 100% of the fair market value (as such term is defined in the 2000 Plan) of such share on the date of the award; provided, however, that in the case of an award of an incentive stock option made to a 10% owner (as such term is defined in the 2000 Plan), the option price per share may not be less than 110% of the fair market value of such share on the date of the award.

        Option Period. An option may not be exercisable after the expiration of ten years from the date of its award, and in the case of an award of incentive stock options made to a 10% owner, such options may not be exercisable after the expiration of five years from its date of award. No option may be exercised after the expiration of its term. In 2006, the Board of Directors resolved to reduce the option period of future grants to employees to six years.

        Non-Transferability of Options. Options granted under the 2000 Plan are not assignable or transferable by the optionee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by the optionee or his or her guardian or legal representative. However, during the optionee’s lifetime, the optionee may, with the consent of the option committee, transfer without consideration all or any portion of his options to members of the optionee’s immediate family (as defined in the 2000 Plan), a trust established for the exclusive benefit of members of the optionee’s immediate family, or a limited liability company in which all members are members of the optionee’s immediate family.

        Amendment and Termination. Except as set forth in the 2000 Plan, neither the Board of Directors nor the option committee may, without the consent of the optionee, alter or in any way impair the rights of such optionee under any award previously granted. Neither the termination of the 2000 Plan nor the change of control of our company, except to the extent provided in the 2000 Plan, will affect any option previously granted.

        On November 25, 2008, we commenced a tender offer to eligible employees (other than our directors, chief executive officer, chief financial officer, president and senior officers who report to the chief executive officer) to exchange outstanding options to purchase ordinary shares issued under our 2000 Plan having an exercise price of $7.50 or more per share, for replacement options issued under our 2000 Plan that entitle the holder to purchase the same number of our ordinary shares at an exercise price equal to the greater of (i) $7.50 per share and (ii) the per share closing price of our ordinary shares on the NASDAQ Global Market on the date the replacements options are granted. Pursuant to the exchange offer that expired on December 24, 2008, we accepted for exchange eligible options to purchase an aggregate of 1,276,950 ordinary shares that had been granted under the 2000 Plan and granted new options to purchase an aggregate of 1,276,950 ordinary shares, under the 2000 Plan. The new options have an exercise price equal to $7.5 and have a vesting schedule as described in the tender offer documents.

        A summary of the status of the 2000 Plan as of December 31, 2006, 2007 and 2008, and changes during the years ended on those dates, is presented below:

	Year ended December 31,
	2006			2007			2008
	Amount		Weighted average exercise price	Amount		Weighted average exercise price	Amount	Weighted average exercise price

Options outstanding at
the beginning of the
year	3,522,823	(1)	$10.91	3,449,430	(2)	$13.20	3,588,953 (3)	$12.00	(5)
Granted	1,043,000		$17.26	1,118,000		$16.88	551,000	$6.35
Exercised	(794,643)		$8.68	(639,280)		$10.61	(5,000)	$5.91
Cancelled	-		$-	-		$-	(117,500)	$16.56
Forfeited	(321,750)		$12.47	(339,197)		$15.34	(722,768)	$15.27

Options outstanding at
the end of the year	3,449,430	(2)	$13.20	3,588,953	(3)	$14.60	3,294,685 (4)	$10.18

Options exercisable at
the end of the year	1,086,662		$10.83	1,332,278		$12.65	1,081,648	$10.83

Options that may be
granted as of the end
of the year	267,831			145,548			821,882

(1)	Including options to purchase 261,875 ordinary shares granted to directors of our company and our former chief executive office outside of the 2000 Plan, pursuant to the approval of our shareholders.

(2)	Including options to purchase 241,250 ordinary shares granted to directors of our company outside of the 2000 Plan, pursuant to the approval of our shareholders.

(3)	Including options to purchase 377,500 ordinary shares granted to directors of our company outside of the 2000 Plan, pursuant to the approval of our shareholders.

(4)	Including options to purchase 340,625 ordinary shares granted to directors of our company outside of the 2000 Plan, pursuant to the approval of our shareholders.

(5)	The weighted average exercise price of the options outstanding at the beginning of year was adjusted as a result of the option exchange offering.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table sets forth certain information, as of the date of March 25, 2009, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares.

Name	Number of ordinary shares beneficially owned (1)		Percentage of outstanding ordinary shares (2)

Zohar Zisapel	4,868,651	(3)	24.93%
Yehuda Zisapel	1,341,950	(4)	6.91%
Royce & Associates, LLC	1,741,600	(5)	8.96%
Renaissance Technologies LLC	1,513,023	(6)	7.79%
Clough Capital Partners L.P.	1,232,973	(7)	6.35%
TimesSquare Capital Management, LLC	1,184,900	(8)	6.10%
Systematic Financial Management, L.P	1,124,890	(9)	5.79%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 19,427,880 ordinary shares issued and outstanding (which excludes 3,088,343 ordinary shares held as treasury stock) as of March 25, 2009.

(3)	Includes (i) 3,148,235 ordinary shares owned of record by Mr. Zohar Zisapel; (ii) 101,250 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, of which options to purchase 30,000 ordinary shares have an exercise price of $6.1563 per share and expire in June 2011, options to purchase 45,000 ordinary shares have an exercise price of $5.085 per share and expire in June 2012, options to purchase 26,250 ordinary shares have an exercise price of $19.59 per share and expire in July 2013; (iii) 1,121,097 ordinary shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RAD Data Communications Ltd. Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(4)	Based upon a Schedule 13G/A filed with the Securities and Exchange Commission on January 21, 2009. Includes: (i) 751,901 ordinary shares owned of record by Mr. Yehuda Zisapel; (ii) 402,836 ordinary shares owned of record by RADbit Inc., an Israeli company wholly-owned by Mr. Yehuda Zisapel; and (iii) 187,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Yehuda Zisapel is a principal shareholder and a director of RAD Data Communications Ltd. Mr. Yehuda Zisapel and his brother, Mr. Zohar Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(5)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on January 30, 2009.

(6)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2009. The Schedule 13G reflects that the shares are deemed beneficially owned by James H. Simons due to his controlling interest in Renaissance Technologies LLC.

(7)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2009. The Schedule 13G/A reflects that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital Partners L.P. serves as investment adviser. Such shares may be deemed beneficially owner by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Clough, Canty and Brock, the managing members of Clough Capital Partners LLC. Each such entity and person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

(8)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on January 31, 2008.

(9)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2009.

Significant Changes in the Ownership of Major Shareholders

        As of December 31, 2005, Mr. Zohar Zisapel, the Chairman of our Board of Directors, beneficially owned 2,295,487, or 10.3%, of our ordinary shares, in accordance with a Schedule 13G/A filed with the SEC on February 14, 2006. As of December 31, 2006, Mr. Zohar Zisapel beneficially owned 2,590,050, or 11.7%, of our ordinary shares, in accordance with a Schedule 13G/A filed with the SEC on February 14, 2007. On August 26, 2008, Mr. Zohar Zisapel filed a Schedule 13D with the SEC reflecting beneficial ownership of 3,229,332, or 15.93% of our ordinary shares. On September 9, 2008, Mr. Zohar Zisapel filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 3,530,518, or 17.54 % of our ordinary shares. On November 18, 2008, Mr. Zohar Zisapel filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 4,164,501, or 20.94% of our ordinary shares. On November 24, 2008, Mr. Zohar Zisapel filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 4,375,127, or 22.08% of our ordinary shares. On December 17, 2008, Mr. Zohar Zisapel filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 4,544,901, or 23.15%f our ordinary shares. On February 24, 2009, Mr. Zohar Zisapel filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 4,844,079, or 24.77%, of our ordinary shares.

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

        On February 14, 2005, Saranac Capital Management LP, or Saranac LP, filed a Schedule 13G with the SEC reflecting ownership of 3,214,000, or 16.07%, of our ordinary shares. On November 10, 2005, Saranac LP filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting ownership of 2,324,100, or 11.0%, of our ordinary shares. On February 14, 2006, Saranac LP filed with the SEC Amendment No. 2 to the Schedule 13G, on Schedule 13G/A, reflecting ownership of 1,444,299, or 6.83%, of our ordinary shares. The Schedule 13G and amendments thereto reflect that Saranac Capital Management GP LLC is the general partner of Saranac LP and, in such capacity, may be deemed to have investment discretion over and be the beneficial owner of securities held for the account of Saranac LP. In his capacity as the managing member of Saranac Capital Management GP LLC, Mr. Ross Margolies may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the account of Saranac LP, in addition to 20,012 ordinary shares held for the benefit of members of his immediate family. In a final amendment to the Schedule 13G filed with the SEC on June 30, 2006, Saranac LP reported that it no longer held an ownership interest in our company.

        On February 6 ,2007, Clough Capital Partners L.P., or Clough Capital, filed a Schedule 13G with the SEC reflecting ownership of 1,146,473, or 5.15%, of our ordinary shares. On February 11, 2008, Clough Capital filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting ownership of 1,255,373, or 5.52%, of our ordinary shares. On February 10, 2009, Clough Capital filed with the SEC Amendment No. 2 to the Schedule 13G, on Schedule 13G/A, reflecting ownership of 1,232,973, or 6.09%, of our ordinary shares. The Schedule 13G/A reflects that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital serves as investment adviser. Such shares may be deemed beneficially owner by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Clough, Canty and Brock, the managing members of Clough Capital Partners LLC. Each such entity and person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

        On February 15, 2008, Systematic Financial Management, L.P., or Systematic, filed a Schedule 13G with the SEC reflecting ownership of 1,172,358, or 5.39%, of our ordinary shares. In an amendment to the Schedule 13G filed with the SEC on February 13, 2009, Systematic reported ownership of 1,124,890 of our ordinary shares and that it had therefore ceased to be the beneficial owner of more than 5% of our outstanding shares. However, based on the number of our outstanding shares as of March 25, 2009, Systematic is the beneficial owner of 5.79% of our ordinary shares.

        On February 13, 2009, Renaissance Technologies LLC, or Renaissance, filed a Schedule 13G with the SEC reflecting ownership of 1,513,023, or 7.7%, of our ordinary shares. The Schedule 13G reflects that the shares are deemed beneficially owned by James H. Simons due to his controlling interest in Renaissance Technologies LLC.

Major Shareholders Voting Rights

        The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of March 23, 2009, there were 32 holders of record of our ordinary shares, of which 20 record holders holding approximately 93.7% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees.

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

AB-NET Ltd.	Commex Technologies Ltd.	RADLIVE Ltd
BYNET Data Communication Ltd.	Internet Binat Ltd.	RADWIN Ltd.
BYNET Electronics Ltd.	Packetlight Networks Ltd.	Sanrad Inc.
BYNET SEMECH Outsourcing Ltd.	RAD-BYNET Properties and	SILICOM Ltd.
BYNET Systems Applications Ltd.	Services (1981) Ltd.	WISAIR Inc.
BYNET Software Systems Ltd.	RAD Data Communication Ltd.
Ceragon Networks Ltd.	RADWARE Ltd.
Channelot Ltd.	RADCOM Ltd.

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

        Transactions with related parties:

	Year ended December 31,
	2006	2007	2008
	($ in thousands)

Revenues (1)	$257	$303	$208
Cost of revenues (2)	$16	$23	$14
Research and development expenses (3)	$83	$118	$84
Marketing, selling, general and administrative expenses (3)	$360	$525	$459
Purchase of property and equipment (4)	$582	$644	$344

(1)	Reflects revenues from our products and maintenance sold to affiliated companies.

(2)	Reflects the reimbursement of costs to affiliated companies that such affiliated companies incurred in connection with administrative services that they have provided to our company.

(3)	Reflects the purchase of components from affiliated companies.

(4)	Reflects the cost of property and equipment that we purchased from affiliated companies.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

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

        In 2003, another corporation sent us correspondence alleging that some of our products infringe upon patents held by that corporation and offered to license these patents to us. Subsequent correspondence was exchanged during 2004, in which additional requests were made by the claimant. As of December 31, 2008, we have recorded a provision of approximately $2.2 million, which we believe covers the probable loss from such allegations.

        In 2005, we received a claim from Avistar Communications Corporation, or Avistar, a U.S. developer of video technologies, alleging that we infringed on ten of their patents. In June 2007, the parties executed a patent license agreement to, among others, settle and conclude the dispute. In partial consideration of the licenses, releases and other rights granted to us under the patent license agreement, we agreed to pay to Avistar $4.0 million and Avistar agreed to grant to us a non-exclusive worldwide patent license to use all of Avistar’s patents for the field of videoconferencing according to Avistar’s standard terms and conditions. We, in turn, have, among other things, granted to Avistar a license to use all of our patents in the same field. Part of the payment was recorded by us as a patent settlement reserve in 2006. The remainder is presented as long-term and short-term prepaid expenses in the amount of $1.3 million and $336,000, respectively, as of December 31, 2008 and will be gradually recognized over the estimated term of our use of the Avistar technology.

        In addition, during 2006, we received a notification from TANDBERG, which was sued by Avistar for infringement of certain of Avistar patents (some of the same patents Avistar claimed that we infringed). TANDBERG sought indemnification from us against the Avistar claim. In September 2006, we sent a letter to TANDBERG setting forth our positions and refuting the allegations made by TANDBERG. Since such time, we have not received a response from TANDBERG. In March 2007, TANDBERG and Avistar settled their dispute, the details of which settlement were not publicly disclosed. Due to the fact that we concluded a patent license agreement with Avistar, as described above, we believe that the probability of the TANDBERG indemnification claim against us being sustained is remote and that a material loss is not probable, therefore we have not recorded any related provision in the financial statements.

        In October 2007, we received a letter from one of our resellers in China claiming that our Chinese representative office was obligated to perform certain undertakings for the benefit of the reseller and that the representative office had not met these obligations. The reseller has not made any monetary claim as to its demands or expectations. Due to the preliminary stage of the claim, we and our legal advisors cannot currently assess the outcome or possible adverse effect on our financial position or results of operations, however, we believe we have substantial legal claims to oppose these allegations. For the years ended December 31, 2007 and 2008, we did not recognize any revenue related to the reseller.

        We are periodically a party to routine litigation incidental to our business. We do not believe that we are a party to any pending legal proceeding that is likely to have a material adverse effect on our business, financial condition or results of operations.

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

Annual Stock Information

        The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low

2004	$16.00	$9.05	$15.72	$9.17
2005	$18.05	$9.96	$18.40	$10.01
2006	$21.74	$13.86	$21.64	$14.17
2007	$24.97	$10.39	$25.13	$10.57
2008	$11.84	$4.08	$11.29	$4.22

Quarterly Stock Information

        The following table sets forth, for each of the full financial quarters in the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2007
First Quarter	$24.97	$18.80	$25.13	$18.64
Second Quarter	$23.97	$19.09	$24.32	$19.50
Third Quarter	$21.50	$15.70	$24.42	$15.59
Fourth Quarter	$15.25	$10.39	$17.94	$10.57

2008
First Quarter	$11.84	$6.15	$11.29	$6.13
Second Quarter	$7.50	$5.96	$7.67	$5.70
Third Quarter	$7.78	$5.35	$7.88	$4.95
Fourth Quarter	$6.99	$4.08	$7.34	$4.22

Monthly Stock Information

        The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low

October 2008	$6.19	$4.08	$5.77	$4.42
November 2008	$6.99	$5.42	$7.21	$5.03
December 2008	$6.83	$5.12	$7.20	$4.92
January 2009	$5.88	$4.31	$6.25	$4.58
February 2009	$6.23	$4.49	$6.40	$4.44
March 2009 (until March 25)	$5.75	$5.09	$5.88	$5.14

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

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

Purposes and Objects of the Company

        We are a public company registered under the Israel Companies Law as RADVISION Ltd., registration number 51-165181-2. Pursuant to our memorandum of association, we were formed for the purpose of developing, manufacturing and supplying products in the electronics field in general, and specifically, in the field of data communication.

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

        The rights attached to the ordinary shares are as follows:

        Dividend rights. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. Our articles of association provide that the declaration of a dividend requires approval by an ordinary resolution of the shareholders, which may decrease but not increase the amount proposed by the board of directors. See “Item 8A. Financial Information –Consolidated Statements and Other Financial Information – Dividend Distributions Policy.” If after one year a dividend has been declared and it is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend. Also see “Item 10E. Additional Information – Taxation.”

        Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

        The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

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

        Pursuant to our articles of association, our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our board of directors (except the outside directors) may be reelected upon completion of their term of office. For information regarding the election of outside directors, see “Item 6C. Directors, Senior Management and Employees – Directors and Senior Management – Board Practices – Election of Directors.”

        Rights to share in our company’s profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See this Item 10B. “Additional Information – Memorandum and Articles of Association –Rights Attached to Shares – Dividend Rights.”

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

Annual and Extraordinary Meetings

        Under the Israeli Companies Law, a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. See this “Item 10B. Additional Information – Memorandum and Articles of Association- Rights Attached to Shares-Voting Rights.”

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

        The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of a “control block.” Under the Israeli Companies Law, shares conferring 25% or more of the voting rights in the company constitute a “control block.” The requirement for a tender offer does not apply if there is already another holder of a control block. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the acquirer would hold more than 45% of the voting rights in the company, unless there is another person holding more than 45% of the voting rights in the company. These requirements do not apply if:

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

        Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new “general permit”was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

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

ISRAELI TAX CONSIDERATIONS

        The following is a summary of the principal Israeli tax laws, applicable to us, of the Israeli Government programs from which we benefit and of Israeli foreign exchange regulations. This section also contains a discussion of material Israeli tax consequences to our shareholders who are not residents or citizens of Israel. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances, or to some types of investors subject to special treatment under Israeli law. Examples of investors subject to special treatment under Israeli law include residents of Israel, traders in securities, or persons who own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax consequences.

General Corporate Tax Structure

        Israeli companies were generally subject to corporate tax at the rate of 27% in 2008, which was reduced to 26% in 2009 and will be further reduced to 25% in 2010 and thereafter. However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise, as discussed below.

        As of December 31, 2008, the net operating loss carry-forwards of our U.S. subsidiary for U.S. tax purposes amounted to approximately $5.7 million. These losses are available to offset any future U.S. taxable income of our U.S. subsidiary and will expire in the years 2020 through 2026.

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

Tax Benefits and Grants for Research and Development

        Israeli tax law permits, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures from proceeds made available to us through government grants are not deductible according to Israeli law.

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

        Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15%. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15% rate provided that we are not a passive foreign investment company (see disclosure below) for U.S. tax purposes and that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “U.S.-Israel Tax Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the U.S.-Israel Tax Treaty and that the ordinary shares currently will be readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Passive Foreign Investment Company Considerations

        There is a substantial risk that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Special U.S. federal income tax rules apply to U.S. Holders owning shares of a PFIC.

        For U.S. federal income tax purposes, a non-U.S. corporation will be considered a PFIC for any taxable year in which, after applying certain look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income. For this purpose, passive income includes generally dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we qualified as a PFIC, for U.S. federal income tax purposes, during the taxable year ended December 31, 2008, under a literal application of the asset test described above, which looks solely to the market value. We believe that there is a substantial risk that we will also qualify as a PFIC during the taxable year ended December 31, 2009.

        If we were classified as a PFIC, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal tax rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses. In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent. If we are a PFIC in any year, a U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on the disposition of ordinary shares.

        The PFIC tax consequences described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund, or QEF. If a U.S. Holder makes a timely QEF election, the U.S. Holder would be required to include in income for each taxable year its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to the U.S. Holder. However, a U.S. Holder would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements. We will provide U.S. Holders with the information needed to report income and gain under a QEF election should we become a PFIC.

        As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark to market election is made, is generally treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in its income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be capital gain or loss. The mark-to-market election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.” Generally, a “qualified exchange or other market” includes a national securities exchange that is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that The NASDAQ Global Market will constitute a qualified exchange or other market for this purpose. However, we can not be certain that our ordinary shares will continue to trade on The NASDAQ Global Market or that the ordinary shares will be regularly traded for this purpose.

        The rules applicable to owning shares of a PFIC are complex, and each holder who is a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a PFIC.

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

F.	DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.	STATEMENT BY EXPERTS

        Not applicable.

H.	DOCUMENTS ON DISPLAY

        We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and quarterly unaudited financial information. We post our annual report on Form 20-F and quarterly unaudited financial statements filed on Form 6-K on our website (www.radvision.com) promptly following the filing of such reports with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

        This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 0-29871.

        The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

        The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

I.	SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

        We are exposed to a variety of risks, including changes in interest rates and foreign currency fluctuations.

        We are exposed to market risks arising primarily from weak economic conditions in the markets in which we sell our products and from changes in exchange rates or interest rates.

        The securities in our portfolio are rated at the least as A1. Securities representing about 62.0% of the portfolio are rated as AAA.

Interest Rate Risk

        As of December 31, 2008, we had cash and cash equivalents, short and long-term investments and short and long-term marketable securities of $121.3 million. We invest our cash surplus in time deposits, cash deposits, U.S. federal agency securities and corporate bonds with an average credit rating of AA. These investments are not purchased for trading or other speculative purposes.

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

        One of our primary market risk exposures is to changes in interest rates as a result of our investment in marketable securities. Our marketable securities portfolio includes states and political subdivisions debt instruments, corporate debt instruments and auction rate securities. A decline in market interest rates could have an adverse effect on our investment income. In a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities we hold more quickly than we initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair value of the fixed income securities that comprise a substantial majority of our investment portfolio.

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

        Since most of our sales are quoted in dollars, and a portion of our expenses are incurred in NIS, our results may be adversely affected by the appreciation of the NIS against the U.S. dollar or by a change in the rate of inflation in Israel or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding devaluation of the NIS against the U.S. dollar and other foreign currencies. In 2006, 2007 and 2008, the NIS appreciated by approximately 8.2%, 9.0% and 1.1%, respectively, against the U.S. dollar. In 2006 the deflation rate in Israel was approximately 0.1%, compared to an annual inflation rate of approximately 3.4% and 3.8% in 2007 and 2008, respectively.

        To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure. As of December 31, 2008, we had outstanding forward exchange contracts for the acquisition of NIS 89.0 million in consideration for $23.0 million maturing in a period of up to one year from that date. As of December 31, 2008, the changes in fair value of these contracts were $348,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

        None.

Use of Proceeds

        We sold 4,370,000 of our ordinary shares in our initial public offering on March 14, 2000. The aggregate offering price of the shares sold was $87.4 million. The total expenses of the offering were approximately $8,950,000. None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates. The net public offering proceeds to us, after deducting the total expenses were approximately $78,500,000. Such proceeds have been invested in liquid investments and short-term bank deposits and have been used for working capital purposes. As of December 31, 2008, we had $89.9 million in cash, cash equivalents and short-term bank deposits.

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

Management’s Annual Report on Internal Control over Financial Reporting

        Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

        Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008.

        The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, that audited and reported on our consolidated financial statements for the year ended December 31, 2008. The attestation report of our independent public accounting firm is set forth on page F-4 of our audited consolidated financial statements set forth in Item 18 “Financial Statements,”and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

        There was no change in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	RESERVED.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Mr. Joseph Atsmon, an outside director and the Chairman of our Audit Committee, qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief description of Mr. Atsmon’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management.”

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

        The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accounting firm. All such fees were pre-approved by our Audit Committee.

	Year ended December 31,
Services Rendered	2007	2008

Audit (1)	$340,000	$260,000
Tax (2)	$106,000	$35,000

Total	$446,000	$295,000

(1)	Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted to the Securities and Exchange Commission on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees relate to services performed by the tax division for tax compliance, tax planning, and tax advice related to actual or contemplated transactions, review of our tax returns and tax consulting associated with international transfer prices.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

        During the third quarter of 2007, we announced that our Board of Directors has authorized the repurchase of up to $30 million of our ordinary shares in the open market from time to time at prevailing market prices. The repurchase program received the approval of the District Court in Tel Aviv Jaffa in November 2007 in accordance with the requirements of the Israeli Companies Law. As of December 31, 2008, we had repurchased 1,978,483 ordinary shares under the program at a total purchase price of approximately $15.1 million, or an average price of $7.67 per share, of which 351,179 ordinary shares were repurchased during 2007at a total purchase price of approximately $4.0 million, or an average price of $11.49 per share, and 1,627,304 ordinary shares were repurchased during 2008 at a total purchase price of approximately $11.1 million, or an average price of $6.84 per share.

        The following table sets forth, for each of the months indicated, the total number of shares purchased by us, the average price paid per share, the number of shares purchased as part of our publicly announced repurchase programs, the maximum number of shares that may yet be purchased under the programs.

Period in 2008	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs

January	-	-	-	$25,991,029
February	119,323	$7.76	470,502	$25,065,232
March	371,980	$7.10	842,482	$22,425,706
April	-	-	-	$22,425,706
May	205,745	$7.04	1,048,227	$20,976,448
June	202,454	$6.92	1,250,681	$19,575,646
July	-	-	-	$19,575,646
August	163,793	$6.53	1,414,474	$18,506,087
September	145,047	$7.33	1,559,521	$17,442,338
October	-	-	-	$17,442,338
November	257,134	$6.00	1,816,655	$15,899,369
December	161,828	$6.47	1,978,483	$14,852,442

ITEM 16F.	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

        On May 12, 2008, we provided NASDAQ with a notice of non-compliance with respect to the requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans. For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company, private placements and acquisitions of the stock or assets of another company, see in this Item 6.C. “Directors, Senior Management and Employee – Board Practices – Approval of Related Party Transactions Under Israeli Law-Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Item 10.B. “Additional Information – Memorandum and Articles of Association – Provisions Restricting Change in Control of Our Company.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements

Index to Consolidated Financial Statements	F - 1

Reports of Independent Registered Public Accounting Firm	F - 2 - F - 3

Consolidated Balance Sheets	F - 4

Consolidated Statements of Operations	F - 5

Statements of Changes in Shareholders' Equity	F - 6 - F - 7

Consolidated Statements of Cash Flows	F - 8

Notes to Consolidated Financial Statements	F - 9 - F - 42

Schedule II	94

ITEM 19.	EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant, as amended

2.1	Form of Ordinary Share Certificate (1)

4.1	Form of 2000 Employee Stock Option Plan (2)

4.2	Key Employee Share Incentive Plan, as amended (1)

4.3	Consultant Option Plan, as amended (1)

8	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the
Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the
Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-30916, as amended, filed with the Securities and Exchange Commission, and incorporated herein by reference.

(2)	Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission, and incorporated herein by reference.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADVISION LTD.

        We have audited the accompanying consolidated balance sheets of RADVISION Ltd. (“the Company”) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the accompanying financial statement schedule II. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the accompanying financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2009 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay and Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 17, 2009	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADVISION LTD.

        We have audited RADVISION Ltd. ("Radvision" or “the Company”) and its subsidiaries internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the accompanying financial statement schedule II. Our report dated March 17, 2009 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay and Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 17, 2009	A Member of Ernst & Young Global

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2007	2008

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$45,370	$37,872
Short-term bank deposits	42,242	52,026
Short-term marketable securities	28,037	14,350
Trade receivables (net of allowance for doubtful accounts of $805 and $927 as of
December 31, 2007 and 2008, respectively)	15,011	14,118
Other accounts receivable and prepaid expenses	8,464	6,102
Inventories	1,691	1,185

Total current assets	140,815	125,653

LONG-TERM INVESTMENTS AND OTHER ASSETS:
Long-term marketable securities	15,093	17,005
Long-term prepaid expenses	1,618	1,278
Severance pay fund	4,555	4,591
Long-term deferred tax asset	3,394	4,995

Total long-term investments and other assets	24,660	27,869

PROPERTY AND EQUIPMENT, NET	5,237	5,428

GOODWILL	2,966	2,966

OTHER INTANGIBLE ASSETS, NET	1,362	272

Total assets	$175,040	$162,188

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$2,389	$2,052
Deferred revenues	6,829	8,309
Accrued expenses and other accounts payable	12,607	16,389

Total current liabilities	21,825	26,750

ACCRUED SEVERANCE PAY	5,656	5,855

Total liabilities	27,481	32,605

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 0.1 par value -
Authorized: 45,000,000 shares as of December 31, 2007 and 2008; Issued: 22,516,223 shares as of December 31, 2007 and 2008; Outstanding: 21,255,017 and 19,632,713
shares as of December 31, 2007 and 2008, respectively	234	234
Additional paid-in capital	135,327	141,107
Treasury stock (1,261,206 and 2,883,510 Ordinary shares as of December 31, 2007 and
2008, respectively)	(21,662)	(32,733)
Accumulated other comprehensive income	55	348
Retained earnings	33,605	20,627

Total shareholders' equity	147,559	129,583

Total liabilities and shareholders' equity	$175,040	$162,188

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2006	2007	2008

Revenues:
Products	$56,222	$55,570	$51,905
License and royalties	17,210	16,329	14,186
Services	17,591	19,684	18,656

Total revenues	91,023	91,583	84,747

Cost of revenues:
Products	13,602	12,584	12,636
Services	4,563	5,710	6,143

Total cost of revenues	18,165	18,294	18,779

Gross profit	72,858	73,289	65,968

Operating costs and expenses:
Research and development	25,331	30,329	36,883
Selling and marketing	30,648	32,627	35,330
General and administrative	6,492	8,633	8,954
Patent settlement accrual	1,900	-	-

Total operating costs and expenses	64,371	71,589	81,167

Operating income (loss)	8,487	1,700	(15,199)
Financial income, net	5,825	6,095	2,539

Income (loss) before tax benefit (taxes on income)	14,312	7,795	(12,660)
Tax benefit (taxes on income)	936	1,790	(280)

Net income (loss)	$15,248	$9,585	$(12,940)

Basic net earnings (loss) per Ordinary share	$0.69	$0.44	$(0.63)

Diluted net earnings (loss) per Ordinary share	$0.67	$0.43	$(0.63)

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in capital	Treasury stock	Accumulated other comprehensive income	Total comprehensive income (loss) *)	Retained earnings	Total shareholders' equity
	Number	Amount

Balance as of January 1, 2006	21,803,997	$218	$116,446	$-	$-		$14,003	$130,667

Reversal of valuation allowance relating to loss
carryforwards in respect of exercise of stock
options	-	-	1,767	-	-		-	1,767
Tax benefit resulting from exercise of stock
options	-	-	244	-	-			244
Purchase of treasury shares	(455,973)	-	-	(6,992)	-		-	(6,992)
Exercise of share options by employees	794,643	10	3,711	5,322	-		(2,148)	6,895
Stock-based compensation	-	-	4,776	-	-		-	4,776
Net income	-	-	-	-	-	$15,248	15,248	15,248

Total comprehensive income						$15,248

Balance as of December 31, 2006	22,142,667	228	126,944	(1,670)	-		27,103	152,605

Tax benefit related to exercise of stock options	-	-	100	-	-		-	100
Purchase of treasury shares	(1,526,930)	-	-	(27,017)	-		-	(27,017)
Exercise of share options by employees	639,280	6	2,835	7,025	-		(3,083)	6,783
Stock-based compensation	-	-	5,448	-	-		-	5,448
Other comprehensive income:
Changes in fair value of cash flow hedge	-	-	-	-	237	$237	-	237
Unrealized loss from available-for-sale
marketable securities	-	-	-	-	(182)	(182)	-	(182)
Net income	-	-	-	-	-	9,585	9,585	9,585

Total comprehensive income						$9,640

Balance as of December 31, 2007	21,255,017	234	135,327	(21,662)	55		33,605	147,559

Tax benefit related to exercise of stock options	-	-	364	-	-		-	364
Purchase of treasury shares	(1,627,304)	-	-	(11,139)	-		-	(11,139)
Exercise of share options by employees	5,000	-	-	68	-		(38)	30
Stock-based compensation	-	-	5,416	-	-		-	5,416
Other comprehensive loss:
Changes in fair value of cash flow hedge	-	-	-	-	111	$111	-	111
Reclassification to statements of operations of
other-than-temporary impairment from
available-for-sale marketable securities	-	-	-	-	182	182	-	182
Net loss	-	-	-	-	-	(12,940)	(12,940)	(12,940)

Total comprehensive loss						$(12,647)

Balance as of December 31, 2008	19,632,713	$234	$141,107	$(32,733)	$348		$20,627	$129,583

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

*) Accumulated other comprehensive income (loss)

	Year ended December 31,
	2006	2007	2008

Accumulated changes in fair value of cash flow hedge	$-	$237	$348
Accumulated unrealized loss from available-for-sale marketable securities	-	(182)	-

Total	$-	$55	$348

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net income (loss)	$15,248	$9,585	$(12,940)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,939	3,633	3,924
Gain on sale of property and equipment	(22)	-	(6)
Accrued interest, amortization of premium, accretion of discount , other than temporary impairment, realized gain (loss) on sale of marketable
securities and bank deposits, net	(905)	385	1,771
Stock-based compensation	4,776	5,448	5,416
Tax benefit relating to loss carryforwards resulting from exercise of
stock options	(2,011)	(100)	(364)
Decrease (increase) in trade receivables, net	(609)	(2,145)	893
Decrease (increase) in other accounts receivable and prepaid expenses	(846)	(754)	2,058
Decrease (increase) in inventories	(386)	1,288	506
Decrease (increase) in long-term prepaid expenses	-	(1,618)	340
Change in deferred tax asset, net	(1,571)	(2,380)	(767)
Increase (decrease) in trade payables	1,136	(530)	(337)
Increase (decrease) in deferred revenues	215	(1,919)	1,480
Increase (decrease) in accrued expenses and other accounts payable	1,992	(1,163)	3,591
Increase in accrued severance pay, net	224	165	299

Net cash provided by operating activities	20,180	9,895	5,864

Cash flows from investing activities:
Proceeds from redemption and sale of marketable securities	63,633	64,360	65,382
Purchase of marketable securities	(62,982)	(45,148)	(54,895)
Proceeds from withdrawal of bank deposits	19,132	142,831	155,611
Purchase of bank deposits	(49,315)	(125,521)	(165,696)
Purchase of property and equipment	(2,268)	(4,171)	(3,025)
Proceeds from sale of property and equipment	22	-	6

Net cash provided by (used in) investing activities	(31,778)	32,351	(2,617)

Cash flows from financing activities:
Purchase of treasury shares at cost	(6,992)	(27,017)	(11,139)
Issuance of Ordinary shares and treasury stock for cash upon exercise of
options	6,762	6,931	30
Tax benefit relating to loss carryforwards resulting from exercise of
stock options	2,011	100	364

Net cash provided by (used in) financing activities	1,781	(19,986)	(10,745)

Increase (decrease) in cash and cash equivalents	(9,817)	22,260	(7,498)
Cash and cash equivalents at the beginning of the year	32,927	23,110	45,370

Cash and cash equivalents at the end of the year	$23,110	$45,370	$37,872

Supplemental disclosure of non-cash activity:

Receivables on account of shares	$148	$-	$-

Supplemental disclosure of cash flow activity:

Cash paid during the year for:
Interest	$245	$51	$91

Income taxes	$71	$209	$323

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

The Company has nine wholly-owned subsidiaries: RADVISION Inc. and its wholly-owned subsidiary RADVISION Government Services, Inc. in the United States, RADVISION (HK) Ltd. in Hong Kong, RADVISION (UK) Ltd. in the United Kingdom, RADVISION FRANCE S.A.R.L. in France, RADVISION Japan KK in Japan, RADVISION B.V. in the Netherlands and RADVISION GmbH in Germany, all of which are primarily engaged in the sale and marketing of the Company’s products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China, which is primarily engaged in research and development and the sale and marketing of the Company’s products and technology.

b.	Revenues derived from the Company’s largest customer in 2008 represented 38.7% of total sales (see Note 13e).

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

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

Accordingly, the Company’s and its subsidiaries’ transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” (“SFAS No. 52”). Amounts in currencies other than U.S. dollars have been remeasured as follows:

Monetary balances – at the exchange rate in effect on the balance sheet date; revenues and costs – at the exchange rates in effect as of the date of the transactions.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statements of operations under financial income, net.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash and cash equivalents:

Cash and cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date of purchase.

e.	Marketable securities:

The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. As of December 31, 2007 and 2008, the Company classified its marketable securities as available-for-sale or held-to-maturity securities.

Securities classified as available-for-sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss) until realized, a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations.

The Company presented its available-for-sale securities in long-term investments (see Note 3).

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

FASB Staff Position (FSP) No. 115-1, “The Meaning of Other-Than- Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1”) provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. The Company considers various factors to determine whether to recognize an impairment charge, including the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. As of December 31, 2008, the Company recognized an other-than-temporary decline in the carrying value of its available-for-sale securities in the amount of $1,767, which was included in the consolidated statements of operations as financial expenses.

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in dollars and bear interest at an annual weighted average rate of 4.99% and 2.60% at December 31, 2007 and 2008, respectively. The short-term deposits are presented at their cost, including accrued interest.

g.	Inventories:

Inventories are stated at the lower of cost or market value.

Cost is determined as follows: Raw materials – using the average cost method. Finished products – raw materials using the average cost method.

Inventory write-offs and write-down provisions are recorded to cover risks arising from slow-moving items or technological obsolescence. The Company periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on assumption of future demand and market conditions) and the age of the inventory. Based on this evaluation, provisions are made when required to write inventory down in an amount equal to the difference between the cost of inventory and the estimated market value. The Company’s provision for slow-moving items or technological obsolescence was $1,997 and $744 as of December 31, 2007 and 2008, respectively.

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Office furniture and equipment	7 - 15
Motor vehicles	15
Leasehold improvements	Over the shorter of the term
of the lease or useful lives

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Goodwill and intangible assets:

Goodwill reflects the excess of the purchase price of a business acquired over the fair value of net assets acquired. Intangible assets consist mainly of acquired technology and distribution network.

The Company follows the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), according to which goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise) at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. The reporting unit is described as an operating segment as that term is used in Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), or one level below the operating segment. The Company allocated all of its goodwill to the NBU reporting unit.

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was defined according to the discounted cash flows (a present value technique). As of December 31, 2006, 2007 and 2008, no instances of impairment were found. As a result, step two was not required.

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. The Company amortizes its intangible assets on a straight-line basis.

Goodwill and intangible assets resulted from the acquisitions of First Virtual Communication Inc. (“FVC”) in 2005 and VisioNex Technologies Inc. (“VisioNex”) in 2004 allocated to the NBU segment.

j.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. As of December 31, 2007 and 2008, no impairment has been identified.

k.	Severance pay:

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

Severance pay expense for the years ended December 31, 2006, 2007 and 2008 amounted to approximately $1,337, $1,680 and $1,770, respectively.

l.	Derivative instruments:

Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings or losses during the period of change.

The Company entered into derivative instrument arrangements to hedge a portion of its anticipated New Israeli Shekel (“NIS”) payroll payments and inventory purchases. These derivative instruments are designated as cash flows hedges, as defined by SFAS No. 133, as amended, and are highly effective. The Company measures the fair value of the contracts in accordance with SFAS No. 157 at level 2. As of December 31, 2008, the Company recorded accumulated other comprehensive income in the amount of $348 from its forward contracts with respect to anticipated payroll payments expected in 2009. Such amount will be recorded in earnings in 2009.

For the years ended December 31, 2007 and 2008, the Company recognized earnings of $587 and a loss of $56, respectively, as a result of these hedging activities. The Company did not entered into derivative instrument arrangements to hedge a portion of its anticipated NIS payroll payments and inventory purchases in 2006.

m.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from: 1) sales of videoconferencing products, or networking business unit products (“NBU”); 2) licensing the rights to use their software products and royalty income, or technology business unit products (“TBU”); 3) maintenance and support, and 4) professional services. The Company and its subsidiaries sell their NBU products mainly through original equipment manufacturers (“OEMs”), system integrators and value added resellers, all of whom are considered end-users.

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

In arrangements which include software, support/maintenance and services a determination is made whether the service element can be accounted for separately. In order for the service element to be accounted for separately (a) sufficient VSOE of fair value should exist to permit allocation of the revenue to the various elements of the arrangement (b) the services must not be essential to the functionality of any other element in the arrangement and (c) the service must be described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services. If all such criteria are not met the Company accounts for the services together with the other elements in the arrangement as applicable.

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

When uncertainty of collectability exists, the Company and its subsidiaries defer revenues until collection.

Revenues from software licenses and or sale of products that require significant customization, integration and installation are recognized based on Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”), according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the “Output Method”, upon completion of milestones, and when collectability is probable. After delivery of milestones, if uncertainty exists about customer acceptance, revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2008, no such estimated losses were identified.

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

The Company typically offers a one-year warranty on all of its products. The specific terms and conditions of those warranties vary depending upon the product sold and country in which the Company does business. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Liability for warranty expense is included in “Accrued expenses and other accounts payable” in the accompanying consolidated balance sheets. The rollforward of the liability for 2008 and 2007 was as follows:

	December 31,
	2007	2008

Balance, beginning of period	$699	$488
Additions to the accrual - costs of product revenue	409	505
Usage	(620)	(524)

Balance, end of period	$488	$469

The Company and its subsidiaries generally do not grant a right of return to their customers. In accordance with Statement of Financial Accounting Standards No. 48, “Revenue Recognition When Right of Return Exists”, when returns are expected, the Company records a provision for estimated product returns at the time product revenues are recognized based on the Company’s historical experience. As of December 31, 2007 and 2008, the Company had a provision for products returns in an amount of $350 and $164, respectively.

n.	Research and development costs:

Research and development costs are charged to the statements of operations as incurred. Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

o.	Income taxes:

The Company utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that the deferred tax assets will not be realized.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax. As of January 1, 2007, there was no material difference between the provisions of Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“SFAS 5”) and FIN 48, therefore no adjustment was recorded to the retained earnings.

Prior to 2007, the Company determined its tax contingencies in accordance with SFAS 5. The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

p.	Fair value of financial instruments:

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term deposits, marketable securities (except held to maturity securities), accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”) and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	–	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	–	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	–	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Accounting for stock-based compensation:

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

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of operations.

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

In conjunction with the adoption of SFAS 123(R), the Company generally estimates option values using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility, and option expected term (the amount of time from the grant date until the options are exercised or expired). Expected volatility was calculated based upon actual historical stock price movements over a period equal to the expected term of the options. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The expected term of options granted before December 31, 2007 was calculated using the “simplified” method (expected term = (vesting term + original contractual term) / 2) permitted by SAB 107 in accordance with the guidance of SFAS 123 (R) and SAB 110. For options granted after December 31, 2007, the Company derived the expected term assumption based on the provisions of SAB 110, which, effective January 1, 2008, replaced SAB 107 and the use of the “simplified” method, and which states that a company will determine its expected terms according to its historical exercise data for share option grants with sufficient exercise experience, except for options which were re-priced, for which the expected term of the options before the re-pricing was calculated using the binomial method. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends, therefore estimated dividend yield is 0%. The Company recognized the compensation expense over the requisite service period using the straight-line method.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for the options granted in 2006, 2007 and 2008 was estimated at the date of grant with the following weighted average assumptions:

	Year ended December 31,
	2006	2007	2008

Risk free interest rate	4.60%	4.34%	3.06%
Dividend yields	0%	0%	0%
Volatility	0.60	0.39	0.39
Expected life (years)	5.4	4.2	3.37

r.	Concentration of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, short-term bank deposits, trade receivables, long-term bank deposits and derivatives.

The majority of the Company’s cash and cash equivalents, short-term bank deposits and derivatives are invested in dollar investments with major banks in Israel and the United States. Such cash and cash equivalents and short-term bank deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. However, management believes that the financial institutions that hold the Company’s investments are financially sound and accordingly, low credit risk exists with respect to these investments.

The marketable securities of the Company and its subsidiaries include investments in debentures of U.S corporations, state and political subdivisions and auction rates securities. The Company’s investment policy, approved by the Audit Committee, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

As a result of the recent turmoil in the capital markets, the Company has tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from the current capital markets environment. Such measures included among others: reducing credit exposure to financial sector securities and increasing the overall credit quality of the portfolio.

The trade receivables of the Company and its subsidiaries are derived from sales to large and solid organizations located mainly in North America, Europe, the Far East and Israel. The Company and its subsidiaries perform ongoing credit evaluations of their customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection. In certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral or additional guarantees. When uncertainty of collectability exists, the Company and its subsidiaries defer revenues until collection.

Foreign exchange contracts are transacted with two major banks in Israel.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during the year. Diluted net earnings (loss) per share further include the effect of dilutive stock options outstanding during the year, all in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS 128”).

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings (loss) per share, since they would have an anti-dilutive effect, was 1,358,160, 1,811,806 and 3,166,341 for 2006, 2007 and 2008, respectively.

t.	Comprehensive income:

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”). This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’equity during the period except those resulting from investments by, or distributions to, shareholders.

The Company determined that its items of comprehensive income relate to unrealized gains and losses on hedging derivative instruments and unrealized gains and losses on available-for-sale securities.

u.	Treasury shares:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction in shareholders’ equity.

When treasury shares are reissued, the Company accounts for the re-issuance in accordance with Accounting Principles Board No. 6, “Status of Accounting Research Bulletins”(“APB No. 6”) and charges the excess of the purchase cost over the re-issuance price (loss) to retained earnings. The purchase cost is calculated based on the weighted average method. In the event that the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Recently issued accounting pronouncements:

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements” (“ARB 51”), to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary.

SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(revised), “Business Combinations” (“SFAS 141(R)”). This Statement replaces SFAS No. 141, “Business Combinations”, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)‘s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on the Company’s consolidated financial statements.

In February 2008, the FASB issued FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157". The Staff Positions defer the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of SFAS 157. As described in Note 4, the Company adopted SFAS 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2. The Company is currently evaluating the potential impact, if any, of the adoption of FAS 157-2 on its consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires entities to provide enhanced disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact, if any, that SFAS 161 may have on its financial condition and results of operations. The Company’s adoption of SFAS 161 will change its disclosures for derivative instruments and hedging activities beginning in 2009.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of FAS 142-3 on its consolidated financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This statement shall be effective as of November 13, 2008. The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated financial statements.

NOTE 3:	–	MARKETABLE SECURITIES

a.	Held-to-maturity securities:

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2007				2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt investments
of states and
political
subdivisions	$8,697	$-	$(115)	$8,582	$5,230	$30	$(15)	$5,245
Corporate
debentures	19,340	-	(235)	19,105	9,120	-	(149)	8,971

	$28,037	$-	$(350)	$27,687	$14,350	$30	$(164)	$14,216

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:	–	MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities of one year through two years are as follows:

	December 31,
	2007				2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt investments
of states and
political
subdivisions	$10,078	$13	$(108)	$9,983	$12,185	$68	$(11)	$12,242
Corporate debentures	1,466	-	(28)	1,438	3,080	-	(38)	3,042

	$11,544	$13	$(136)	$11,421	$15,265	$68	$(49)	$15,284

The unrealized losses in the Company’s investments in debt investments of states and political subdivisions and corporate debentures were caused mainly by market interest rate changes. Out of the unrealized losses as of December 31, 2008, $9 in losses has been outstanding more than 12 months. It is expected that the securities will not be settled at a price less than the amortized cost of the Company’s investment. Based on Company’s intention and ability to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2008, except as described below.

For the year ended December 31, 2008, the Company sold two held-to maturity securities for a total consideration of $577, resulting in a net loss in the amount of $73. The Company decided to sell such securities as a result of a securities significant rating downgrade during the year.

b.	Available-for-sale marketable securities:

Auction rate securities and collateralized debt obligations:

	December 31,
	2007				2008
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale securities	$3,731	$-	$(182)	$3,549	$1,740	$-	$-	$1,740

The other than temporary impairment of available-for-sale securities totaled $379 and $1,767 for the years ended December 31, 2007 and 2008, respectively, and such losses were recorded in the financial income, net. The adjustment to unrealized holding losses on available-for-sale marketable securities was included as a separate component of shareholders’ equity, “Accumulated other comprehensive income (loss),”amounting to income of $0 and $182 for the years ended December 31, 2006 and 2007, respectively, and $182 loss for the year ended December 31, 2008. The contractual maturities of the available-for-sale securities are greater than ten years.

During the year 2008, available-for-sale marketable securities in the aggregate amount of $224 were redeemed at par value in the amount of $600. As a result, a gain in the amount of $376 was recognized.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:	–	FAIR VALUE MEASUREMENTS

In accordance with SFAS 157, the Company measures its short-term deposits, marketable securities (except held to maturity securities), auction rate securities and foreign currency derivative contracts at fair value. Short-term deposits and securities (except investments in auction rate securities) are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Investments in auction rate securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

The Company values the Level 3 investments based on an externally developed valuation using independent valuation firm using discounted cash flow model, whose inputs include interest rate curves, credit spreads, bond prices, volatilities and illiquidity considerations. Unobservable inputs used in these models are significant to the fair value of the investments.

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2008:

	As of December 31, 2008 Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Auction rate securities	$-	$-	$1,740	$1,740
Foreign currency derivative contracts	-	348	-	348

Total financials assets	$-	$348	$1,740	$2,088

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2008. The Company’s Level 3 instruments consist of auction rate securities with the unrealized losses reported in the “consolidated statements of operations”

Fair value measurements using significant unobservable inputs (Level 3):

Auction rate securities& Cash Debt Obligations

Balance as of December 31, 2007	$3,731
Redemption of collateralized debt obligations, net	(224)
Unrealized losses included in earning (other than temporary impairment)	(1,585)
Reclassification from other comprehensive income	(182)

Balance as of December 31, 2008	$1,740

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2007	2008

Government authorities	$2,133	$1,917
Prepaid expenses	3,373	1,873
Employees	431	619
Deferred taxes	2,527	1,693

	$8,464	$6,102

NOTE 6:	–	INVENTORIES

Inventories are composed of the following:

	December 31,
	2007	2008

Raw materials	$876	$691
Finished products	815	494

	$1,691	$1,185

NOTE 7:	–	PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2007	2008

Cost:
Computers and peripheral equipment	$13,272	$15,976
Office furniture and equipment	2,433	2,524
Motor vehicles	41	22
Leasehold improvements	2,062	2,311

	17,808	20,833
Less - accumulated depreciation	12,571	15,405

Depreciated cost	$5,237	$5,428

Depreciation expenses for the years ended December 31, 2006, 2007 and 2008 amounted to $1,849, $2,543 and $2,834, respectively. Retirement of property and equipment was $0, $5,185 and $27 for the years ended December 31, 2006, 2007 and 2008, respectively.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	–	OTHER INTANGIBLE ASSETS, NET

a.	The following table shows the Company’s intangible assets for the periods presented:

	December 31,
	2007	2008

Cost:
Technology	$3,958	$3,958
Distribution networks	1,075	1,075

	5,033	5,033
Less - accumulated amortization	3,671	4,761

Amortized cost	$1,362	$272

Intangible assets resulted from the acquisitions of FVC in 2005 and VisioNex in 2004.

b.	Amortization expenses amounted to $1,090 for each of the years ended December 31, 2006, 2007 and 2008.

c.	The amortization expenses in respect of identifiable intangible assets for the year ended December 31, 2009 will be $272.

NOTE 9:	–	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2007	2008

Payroll and related accruals	$3,845	$4,730
Accrued expenses	5,324	8,984
Government authorities	437	486
Contingent liability for patent claims (see Note 10e)	2,884	2,189
Other	117	-

	$12,607	$16,389

NOTE 10:	–	COMMITMENTS AND CONTINGENCIES

a.	In connection with its research and development, the Company received participation payments from the Israel U.S. Binational Industrial Research and Development Foundation (“BIRD-F”), in the total amount of approximately $188. In return for the participation, the Company is committed to pay royalties at a rate of 2.5% of proceeds from the first year’s sales and 5% of the proceeds from the succeeding years’ sales, up to the amount of the grant. Once the amount of the grant has been repaid, royalties will be payable at the rate of 2.5% of proceeds, until royalties equal to one half of the grant amount have been repaid. The Company’s total commitment for royalties payable with respect to future sales, based on BIRD-F participations received, net of royalties paid or accrued, totaled approximately $276 as of December 31, 2007 and 2008. During the years ended December 31, 2006, 2007 and 2008, the Company did not pay or accrue royalties to the BIRD-F.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	The Company and its subsidiaries operate from leased premises in Israel, the United States, China, Japan, the United Kingdom, France, Korea and Hong Kong. The leases expire through February 2015 (some with renewal options). The Company leases its motor vehicles under operating lease agreements that expire on various dates, the last of which is in 2012.

Annual minimum future lease payments due under the above agreements, at the exchange rate in effect on December 31, 2008, are approximately as follows:

2009	$3,908
2010	2,486
2011	591
2012	307
2013 and thereafter	149

$7,441

For the years ended December 31, 2006, 2007 and 2008, rent expenses and motor vehicle lease expenses were $3,585, $4,785 and $5,612, respectively.

c.	The Company obtained bank guarantees in the amount of $522 in connection with securing its office space in Israel and in connection with custom tax payments.

d.	The Company is committed to pay royalties to several third parties for the integration of these third parties’ technologies into the Company’s products. Royalties are generally payable based on the sales volume of these products, as long as the Company uses these technologies.

The rates for the royalties to the third parties are based on an amount per product sold by the Company. The agreements pursuant to which the royalties are payable have no expiration dates.

The Company expensed royalties in the amount of $525, $184 and $264 in the years ended December 31, 2006, 2007 and 2008, respectively, in cost of revenues.

e.	In 1998, a third party sent correspondence to a related party of the Company alleging that certain products manufactured by the Company infringe upon patents held by the third party and offered to license these patents to the Company. In subsequent correspondence, the Company’s related party requested that the third party specifically substantiate each allegation of infringement before the Company’s related party would be prepared to enter into any licensing arrangements. The Company’s related party has received further correspondence from the third party, in which the third party has, among other things, reiterated its claims. The Company’s related party does not believe the third party has substantiated its claims and has communicated this belief to the third party. The Company’s related party has advised the Company that the alleged infringement claims are unresolved.

In 2003, another third party sent correspondence to the Company alleging that some products manufactured by the Company infringe upon patents held by this third party and offered to license these patents to the Company. Subsequent correspondence was exchanged during 2004, in which additional requests were made by this third party.

As of December 31, 2008, the Company has a provision of $2,189, which it believes covers the probable loss from such allegations.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	–	COMMITMENTS AND CONTINGENCIES (Cont.)

In 2005, the Company received a claim from Avistar Inc. (“Avistar”) (a U.S. company) regarding a potential infringement of ten of its patents. In August 2006, the parties began discussions to attempt to reach a settlement. In June 2007, the Company concluded a settlement with Avistar in the amount of $4,000 pertaining to their claim and grant of a license and standard maintenance support for two years. Part of the payment was recorded by the Company as a patent settlement reserve in 2006. The remainder is presented as long-term and short-term prepaid expenses in the amount of $1,618 and $336, respectively as of December 31, 2007 and presented as long-term and short-term prepaid expenses in the amount of $1,278 and $336 as of December 31, 2008 and will be gradually recognized over the estimated term of the Company’s use of the Avistar technology.

In addition, during 2006, the Company received a notification from TANDBERG, which was sued by Avistar for infringement of certain of Avistar patents (some of the same patents Avistar claimed that the Company infringed). TANDBERG sought indemnification from the Company against the Avistar claim. In September 2006, the Company sent a letter to TANDBERG setting forth its positions and refuting the allegations made by TANDBERG. Since such time, the Company has not received a response from TANDBERG. In March 2007, TANDBERG and Avistar settled their dispute, the details of which settlement were not publicly disclosed. Due to the fact that the Company concluded a patent license agreement with Avistar, as described above, the Company believes that the probability of the TANDBERG indemnification claim against the Company being sustained is remote and that a material loss is not probable, therefore the Company has not recorded any related provision in the financial statements.

f.	In October 2007, the Company received a letter from one of its resellers in China claiming that the Chinese representative office was obligated to perform certain undertakings for the benefit of the reseller and that the representative office had not met these obligations. The reseller has not made any monetary claim as to its demands or expectations. Due to the preliminary stage of the claim, the Company and its legal advisors cannot currently assess the outcome or possible adverse effect on the Company’s financial position or results of operations. However, the Company believes that it has substantial legal claims to oppose these allegations. For the years ended December 31, 2007 and 2008, the Company did not recognize any revenues related to the reseller.

g.	The Company is periodically a party to routine litigation incidental to its business. The Company does not believe that it is a party to any pending legal proceeding that is likely to have a material adverse effect on its business, financial condition or results of operations.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	SHAREHOLDERS’ EQUITY

a.	The Ordinary shares of the Company are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

The Ordinary shares confer upon their holders the right to receive notice, to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

b.	In August 2006, the Company’s Board of Directors authorized the purchase of up to $30,000 but not more than 2,000,000 of its outstanding Ordinary shares in the open market, from time to time, at prevailing market prices. No time limit was given with respect to the duration of the share purchase program. As of December 31, 2007, the Company had repurchased 1,631,724 Ordinary shares under the program for total consideration of approximately $30,000, or an average price of $18.37 per share, and the program was completed.

In July 2007, the Company’s Board of Directors authorized the purchase of up to additional $30,000 of its outstanding Ordinary shares in the open market, from time to time, at prevailing market prices. No time limit was given with respect to the duration of the share purchase program. As of December 31, 2008, the Company had repurchased 1,978,483 Ordinary shares under the program for total consideration of $15,173, or an average price of $7.67 per share.

In 2006, 2007 and 2008, the Company issued 347,088, 374,609 and 5,000, respectively, of the repurchased shares upon the exercise of employee stock options. The excess of the purchase price of the shares over their aggregate re-issuance price in the amount of $2,148, $3,083 and $38 was charged as a reduction to retained earnings for the years ended December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, the Company had a balance of 2,883,510 repurchased shares.

c.	On November 25, 2008, the Company commenced a tender offer to eligible employees (other than its directors, Chief Executive Officer, Chief Financial Officer, president and senior officers who report to the Chief Executive Officer) to exchange outstanding options to purchase Ordinary shares issued under the Company’s 2000 Employee Stock Option Plan (the “2000 Plan”) having an exercise price of $7.50 or more per share, for replacement options issued under the 2000 Plan that entitle the holder to purchase the same number of the Company’s Ordinary shares at an exercise price equal to the greater of: (i) $7.50 per share, and (ii) the per share closing price of the Ordinary shares on the NASDAQ Global Market on the date the replacements options are granted. Pursuant to the exchange offer that expired on December 24, 2008, the Company accepted for exchange eligible options to purchase an aggregate of 1,276,950 Ordinary shares, with exercise prices ranging from $7.80-$28.0 per share, that had been granted under the 2000 Plan and granted new options to purchase an aggregate of 1,276,950 Ordinary shares, with an exercise price of $7.50 per share, under the 2000 Plan. The new options will vest over a period of up to four years and nine months in accordance with the vesting schedule described in the tender offer documents. The new options were granted for a period of six years except for cases when the six year period ended after the original expiration date of the exchanged options. In which case the original expiration date was not extended.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	SHAREHOLDERS’ EQUITY (Cont.)

The Company accounted for the exchange of options under the provisions of SFAS 123(R) as a modification. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under Statement 123(R), the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. That is, the original (pre-modification) option will be valued based on current assumptions, without regard to the assumptions made on the grant date. The modification date was considered to be December 24, 2008. As a result of the modification, the Company will record incremental compensation cost of $581 to be recognized over the new service period beginning on the modification date. The unrecognized compensation cost remaining from the original grant date valuation is recognized over the remainder of the original requisite period. In its financial statements as of December 31, 2008, the Company included an additional expense of $5 with respect of this transaction.

d.	According to regulations adopted under the Israeli Companies Law, the terms of compensation of an outside director must be set and agreed to prior to the commencement of each three-year term of service of an outside director and may not be modified during the three year term other than to conform to the terms of a newly appointed outside director. During the second quarter of 2008, after receiving an opinion from the Company’s legal advisors, the Company’s Board of Directors cancelled options to purchase 117,500 Ordinary shares granted to two of its outside directors, due to certain terms of the aforementioned regulations which were not met. In the third quarter of 2008, the Company granted to each of its outside directors options to purchase 30,000 Ordinary shares, or in the aggregate options to purchase 90,000 Ordinary shares, exercisable at $6.78 per share. Of such options, options to purchase 60,000 Ordinary shares will vest quarterly over three years, commencing May 14, 2006 (the date of the appointment of two of the directors as outside directors), and options to purchase 30,000 Ordinary shares will vest quarterly over three years commencing September 24, 2008. The options are exercisable within 12 months after termination or resignation from office as a director of the Company. According to SFAS 123(R), the option exchange was treated as a cancellation of the option and a grant of new options. Accordingly, in the financial statements ended December 31, 2008, the Company recognized all the remaining compensation cost in the amount of $309 due to the cancellation of options. The fair value of the new options granted in the amount of $184 is recognized over the remaining vesting period. In 2008, $111 compensation costs were recognized.

In addition, at the annual general meeting of shareholders held in August 2008, the shareholders resolved to modify the terms of options granted to the Company’s directors for his/her service in such capacity, such that the exercise period of such options (including previously granted options), be extended from 30 days to 12 months after a director’s resignation from or termination of office. As a result of this modification, the Company recorded an additional expense of $35 in the financial statements for the year ended December 31, 2008. The Company will record an additional expense in the amount of $8, which will be recognized according to the future vesting schedules.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	SHAREHOLDERS’ EQUITY (Cont.)

e.	The Company currently has one employee option plan, which provides for the grant by the Company of options to purchase up to an aggregate of 7,530,233 Ordinary shares to officers, employees, directors and consultants of the Company and its subsidiaries at an exercise price equal to at least the fair market value at the date of grant. The options vest ratably over vesting periods of approximately four years. The options expire six to ten years from the date of grant. The option plan provides for the reservation of up to 4% of the Company’s Ordinary shares on a diluted basis, in each year.

As of December 31, 2008, 821,882 Ordinary shares are available for future issuance under the option plan. Options that are cancelled or forfeited become available for future grant.

A summary of option activity during the year ended December 31, 2008 is summarized as follows:

	Year ended December 31, 2008
	Amount	Weighted average exercise price		Weighted remaining contractual life (years)	Aggregate intrinsic value *)

Options outstanding at beginning of year	3,588,953	$12.00	**)
Granted	551,000	$6.35
Exercised	(5,000)	$5.91
Cancelled	(117,500)	$16.56
Forfeited	(722,768)	$5.27

Options outstanding at end of year	3,294,685	$10.18		5.13	$88

Vested and expected to vest at end of year	2,616,926	$10.83		5.10	$68

Options exercisable at end of year	1,081,648	$12.28		4.89	$33

The total compensation cost related to options granted to employees under the Company’s share-based compensation plan recognized for the years ended December 31 2006, 2007 and 2008 amounted to $4,776, $5,448 and $5,416, respectively, net of estimated forfeitures. The total intrinsic value of options exercised during the years ended December 31, 2006, 2007, and 2008, was $8,085, $6,948 and $8, respectively. As of December 31, 2008, there was $8,103 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s option plan. That cost is expected to be recognized over a weighted-average period of 2.47 years.

*)	Aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the fiscal year 2008 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount changes based on the fair market value of the Company’s stock. The aggregate intrinsic value as of December 31, 2008 is based on the share price of the Company’s Ordinary shares as of December 31, 2008 ($5.39 per share).

**)	The weighted average exercise price of the options outstanding at the beginning of year was adjusted as a result of the option exchange offering.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	–	SHAREHOLDERS’ EQUITY (Cont.)

All options were granted at an exercise price that was equal to the market price of the Ordinary shares at the date of grant. The weighted average grant date fair values of options granted during the years ended December 31, 2006, 2007 and 2008 were as follows:

Year ended December 31,
2006		2007		2008
Options	Weighted average fair value	Options	Weighted average fair value	Options	Weighted average fair value

1,043,000	$9.82	1,118,000	$6.35	551,000	$2.01

e.	In the event that cash dividends are declared in the future, such dividends will be paid in New Israeli Shekel (“NIS”) or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax exempt earnings (see Note 15).

NOTE 12:	–	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2006	2007	2008

Numerator:
Net income (loss)	$15,248	$9,585	$(12,940)

Denominator:
Weighted average number of Ordinary shares outstanding
during the year, used to compute basic net earnings
(loss) per share	22,076,563	21,951,028	20,471,648
Incremental shares attributable to exercise of
outstanding options (assuming proceeds would be used
to purchase treasury stock)	670,625	530,991	-

Weighted average number of Ordinary shares used to
compute diluted net earnings (loss) per share	22,747,188	22,482,019	20,471,648

Basic net earnings (loss) per Ordinary share	$0.69	$0.44	$(0.63)

Diluted net earnings (loss) per Ordinary share	$0.67	$0.43	$(0.63)

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION

a.	The Company operates under two reportable segments: the Technology Business Unit (“TBU”) and the Networking Business Unit (“NBU”).

The TBU is responsible for the development of enabling technologies for real-time voice and video over IP. The NBU is responsible for developing networking products for IP-centric voice, video and data conferencing services. There are no significant transactions between the two segments.

The Company evaluates segment performance based on revenues and operating income (loss) of each segment.

The Company’s reportable operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies, except for the accounting policy for share based payments as described in Note 2q. The Company’s Chief Operating Decision Maker, who is the Company’s Chief Executive Officer, evaluates the performance of the Company’s segments based on revenues and expenses, which do not include stock-based compensation (recorded in financial statements in accordance with SFAS 123(R)).

Allocation of general and administrative costs is based on the number of employees assigned to the specific segment during the year.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	–	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following is information about reported segment gains and losses:

	NBU	TBU	Total

2008
Total revenues	$64,379	$20,368	$84,747
Expenses	75,777	18,753	94,530

Segment income	$(11,398)	$1,615	(9,783)

Stock-based compensation			(5,416)
Financial income			2,539

Loss before taxes on income			(12,660)
Taxes on income			(280)

Net loss			$(12,940)

Depreciation and amortization	$3,506	$418	$3,924

	NBU	TBU	Total

2007
Total revenues	$68,271	$23,312	$91,583
Expenses	67,615	16,820	84,435

Segment income	$656	$6,492	7,148

Stock-based compensation			(5,448)
Financial income			6,095

Income before taxes benefit			7,795
Tax benefit			1,790

Net income			$9,585

Depreciation and amortization	$3,128	$505	$3,633

2006
Total revenues	$66,815	$24,208	$91,023
Expenses	61,316	14,544	75,860
Patent settlement	1,900	-	1,900

Segment income	$3,599	$9,664	13,263

Stock-based compensation			(4,776)
Financial income			5,825

Income before tax benefit			14,312
Tax benefit			936

Net income			$15,248

Depreciation and amortization	$2,564	$375	$2,939

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:	–	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION (Cont.)

c.	Summary information about geographic areas:

The Company markets and sells both of its product lines in the United States and other regions through its sales personnel and distributors.

The following represents total revenues according to the end customer’s location for the years ended December 31, 2006, 2007 and 2008 and long-lived assets as of December 31, 2006, 2007 and 2008 according to their geographic location:

	2006		2007		2008
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

The Americas	$52,523	$649	$54,915	$628	$52,010	$725
Europe and Africa	19,170	217	17,369	204	15,579	140
Far East	15,436	494	16,744	409	15,723	480
Israel	3,894	7,667	2,555	8,324	1,435	7,321

	$91,023	$9,027	$91,583	$9,565	$84,747	$8,666

d.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

e.	For the years ended December 31, 2006, 2007 and 2008, one customer accounted for approximately 35.0%, 33.8% and 38.7%, respectively, of the Company’s sales for that period.

NOTE 14:	–	RELATED PARTY BALANCES AND TRANSACTIONS

a.	Balances with related parties:

	December 31,
	2007	2008

Trade receivables	$60	$78

Trade payables	$94	$2

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:	–	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

b.	Transactions with related parties:

	Year ended December 31,
	2006	2007	2008

Revenues (1)	$257	$303	$208

Cost of revenues (3)	$16	$23	$14

Research and development expenses (2)	$83	$118	$84

Marketing, selling, general and administrative
expenses (2)	$360	$525	$459

Purchase of property and equipment (4)	$582	$644	$344

(1)	Includes revenues from the Company’s products and maintenance sold to companies held by principal shareholders (“affiliated companies”).

(2)	Includes administrative services provided to the Company by affiliated companies that the Company reimburses for the costs incurred in providing these services.

(3)	Includes the purchase of components from affiliated companies.

(4)	Includes property and equipment that were purchased from affiliated companies.

NOTE 15:	–	TAXES ON INCOME

a.	The Company adopted the provisions of FIN 48 on January 1, 2007. Prior to adoption of FIN 48, the Company used the provisions of SFAS 5 to determine tax contingencies. As of January 1, 2007, there was no material difference between the provision under FIN 48 and SFAS 5, therefore there was no effect on the Company’s shareholders equity upon the Company’s adoption of FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits as of January 1 ,2008	$1,029
Interest	50

Gross unrecognized tax benefits as of December 31 ,2008	$1,079

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel, China and the United States. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2004 and is no longer subject to Israeli examinations for years prior to 2005.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:	–	TAXES ON INCOME (Cont.)

b.	Israeli corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

c.	Tax benefits under the Law for the Encouragement of Capital Investment, 1959 (the “Law”):

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

On April 1, 2005, an amendment to the Investment Law came into effect (the “Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

The Company has two capital investment programs that have been granted Approved Enterprise status, under the Law for Encouragement of Capital Investments, 1959 (the “Approved Programs”) and a third and a fourth program under Beneficiary Enterprise status pursuant to the Amendment (the “Beneficiary Programs”). Pursuant to the Beneficiary and Approved programs, the Company is entitled to a tax benefit period of seven to 10 years on income derived from these programs, as follows: a full income tax exemption for the first two years and a reduced income tax rate of 10%-25% (instead of the regular rate of 29% and 27% in 2007 and 2008, respectively) for the remaining five to eight years depending on the level of foreign ownership of the Company.

The duration of tax benefits detailed above for the Approved Enterprise is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier. The Company’s Approved and Beneficiary programs expire between the years 2009 and 2017. The Company began using the tax benefits during the year 2006.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:	–	TAXES ON INCOME (Cont.)

Out of the Company’s retained earnings as of December 31, 2008, approximately $9,800 are tax-exempt earnings attributable to its Approved Enterprise programs and $12,700 are tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefits track (as of December 31, 2008, this tax rate is 20%). According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprises will be taxed only upon dividend distribution (and not upon complete liquidation, where the tax liability will be incurred by the shareholders). As of December 31, 2008, if the income attributed to the Approved Enterprises was distributed as a dividend, the Company would incur a tax liability of approximately $2,450 at a rate of 20%, while if income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of $3,193, also at a rate of 20%.

These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend or liquidates.

The Company’s Board of Directors has determined that the Company will not distribute any amounts of its undistributed tax-exempt income as a dividend. The Company intends to reinvest its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved and Beneficiary Enterprise programs, as the undistributed tax exempt income is essentially permanent in duration.

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

By virtue of the Law, the Company is entitled to claim accelerated depreciation on equipment used by the Approved Enterprises during five tax years. The Company chose not to utilize this benefit in 2008. Income from sources other than the Approved and Beneficiary Enterprises during the benefit period will be subject to tax at Israel’s regular corporate tax rate.

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

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:	–	TAXES ON INCOME (Cont.)

e.	During the fourth quarter of 2007, the Company reached an agreement with the Israeli Tax Authorities regarding the final tax assessments for the years ended December 31, 2003, 2004, and 2005. According to the agreement, the Company’s carryforward tax losses were reduced by $5,421.

f.	Income taxes for non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. The Company’s Board of Directors has determined that the Company will not distribute any amounts of its subsidiaries’undistributed earnings as a dividend. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

g.	The Company’s U.S. subsidiary’s carryforward tax losses through December 31, 2008, amounted to approximately $5,760. These losses may be offset against any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2020 through 2026. Considering the Company’s income projections, management concluded based on the weight of available evidence that it is more likely than not that the deferred tax asset associated with the net operating loss carryforward and the other deferred tax items will be partially utilized in coming years. See h below for the deferred taxes and valuation allowance recorded in respect of carryforward losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:	–	TAXES ON INCOME (Cont.)

h.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of carryforward tax losses and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2007	2008

Net operating loss carryforwards	$2,632	$4,422
Reserves and allowances	936	738
SFAS 123(R) - compensation cost	501	934
Intangible assets	119	126
Research and development expenses	2,864	1,140

Net deferred tax asset before valuation allowance	7,052	7,360
Valuation allowance	(1,131)	(672)

	$5,921	$6,688

Domestic:
Current deferred tax asset, net	$2,117	$1,370
Non current deferred tax asset, net	1,382	2,604

	3,499	3,974

Foreign:
Current deferred tax asset, net	410	323
Non current deferred tax asset, net	2,012	2,391

	2,422	2,714

	$5,921	$6,688

The Company’s U.S. subsidiary provided valuation allowances in respect of a portion of its deferred tax assets since management currently believes that it is not more likely than not that such portion will be fully realized. During 2008, the valuation allowance, recorded in the previous years, was partially released in the net amount of $459, out of which $95 was released against the income statement and $364 was released to additional paid-in capital as it related to carryforward losses resulting from past exercise of stock options.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:	–	TAXES ON INCOME (Cont.)

i.	The Company’s total income (loss) before provision for income taxes is as follows:

	Year ended December 31,
	2006	2007	2008

Domestic (Israel)	$12,952	$6,559	$(13,738)
Foreign	1,360	1,236	1,078

	$14,312	$7,795	$(12,660)

j.	The tax benefits (expense) are comprised as follows:

Domestic (Israel):

Current taxes	$(952)	$(477)	$-
Deferred taxes	916	2,380	475
Prior years	730	274	(306)

Total domestic	694	2,177	169

Foreign:

Current taxes	(348)	(365)	(690)
Deferred taxes	655	-	292
Prior years	(65)	(22)	(51)

Total foreign	242	(387)	(449)

	$936	$1,790	$(280)

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:	–	TAXES ON INCOME (Cont.)

k.	A reconciliation between the theoretical tax income, assuming all income is taxed at the statutory tax rate applicable to the income of the Company, and the actual tax income, as reported in the statements of operations, is as follows:

	Year ended December 31,
	2006	2007	2008

Income (loss) before taxes on income	$14,312	$7,795	$(12,660)

Theoretical tax expense computed at the statutory
rate *)	$4,436	$2,322	$(3,343)
Change in valuation allowance, net	(1,068)	(92)	(95)
Tax exempt income due to approved enterprise
status **)	(5,179)	(5,425)	1,760
Tax benefit (expense) for prior years	(665)	(252)	358
Non-deductible stock-based compensation	1,073	1,224	1,144
Non-deductible expenses and others	467	433	456

Actual tax expense (benefit), net	$(936)	$(1,790)	$280

**) Basic net earnings (loss) per Ordinary share	$(0.23)	$(0.25)	$0.08

**) Diluted net earnings (loss) per Ordinary share	$(0.23)	$(0.24)	$0.08

*)	The tax rates for domestic income are 31%, 28% and 27% for the years 2006, 2007 and 2008, respectively. The tax rate for foreign income was 35% for the year 2006 and 34% for the years 2007 and 2008.

NOTE 16:	–	FINANCIAL INCOME, NET

	Year ended December 31,
	2006	2007	2008

Financial and other income:
Interest income	$6,010	$6,886	$4,212
Exchange rate differences, net	-	-	19
Gain on redemption of colleterelized debt obligations	-	-	376
Accretion of discount net of amortization of marketable
securities premium	32	71	-

Financial and other expenses:
Interest expenses	(22)	(59)	(12)
Amortization of marketable securities premium net of accretion
of discount	-	-	(116)
Realized loss on sale of marketable securities	-	-	(73)
Commission and others	(97)	(98)	(100)
Other than temporary impairment of available-for-sale
marketable securities, net	-	(379)	(1,767)
Exchange rate differences, net	(98)	(326)	-

	$5,825	$6,095	$2,539

RADVISION Ltd. and Subsidiaries
Schedule II–Valuation and Qualifying Account

Column A	Column B	Column C		Column D			Column E
	Additions			Deductions
	Balance at Beginning of period	Charged to costs and expenses	Charged to shareholders equity	Due to write offs	Charged to costs and expenses	Charged to shareholders equity	Balance at end of period

Year ended December 31, 2008:
Allowance for doubtful
accounts	805,000	230,000	-	34,000	74,000	-	927,000
Provision for slow-moving
inventory or technological
obsolescence	1,997,000	842,000	-	2,025,000	70,000	-	744,000
Deferred taxes valuation
allowances	1,131,000	-	-	-	95,000	364,000	672,000

Total	$3,933,000	$1,072,000	$-	$2,059,000	$239,000	$364,000	$2,343,000

Year ended December 31, 2007:
Allowance for doubtful
accounts	749,000	313,000	-	131,000	126,000	-	805,000
Provision for slow-moving
inventory or technological
obsolescence	1,246,000	751,000	-	-	-	-	1,997,000
Deferred taxes valuation
allowances	1,378,000	-	-	55,000	92,000	100,000	1,131,000

Total	$3,373,000	$1,064,000	$-	$186,000	$218,000	$100,000	$3,933,000

Year ended December 31, 2006:
Allowance for doubtful
accounts	734,000	104,000	-	77,000	12,000	-	749,000
Provision for slow-moving
inventory or technological
obsolescence	895,000	581,000	-	230,000	-	-	1,246,000
Deferred taxes valuation
allowances	7,150,000	593,000	-	2,937,000	1,661,000	1,767,000	1,378,000

Total	$8,779,000	$1,278,000	$-	$3,244,000	$1,673,000	$1,767,000	$3,373,000

S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADVISION LTD. By: /s/ Boaz Raviv —————————————— Boaz Raviv Chief Executive Officer

        Dated: March 25, 2009