Form 20-F
period 2009-12-31
RADVISION LTD
filed 2010-04-26
CIK 1105519

SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Ordinary Shares, par value NIS 0.1 per share……………19,509,380

(as of December 31, 2009)

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

 Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form S-8 File Nos. 333-127013, 333-141654, 333-155442, 333-155444 and 333-164091.

- ii -

- iii -

S I G N A T U R E S	98

  - iv-

INTRODUCTION

RADVISION Ltd., incorporated under the laws of the State of Israel, is a designer, developer and provider of products and technology that enable real-time voice, video and data communication over packet and mobile 3G (Third Generation) networks, including the Internet and other Internet Protocol, or IP, networks.  We were incorporated in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994.  Since our initial public offering on March 14, 2000, our ordinary shares have been listed on the NASDAQ Global Market (symbol: RVSN) and our ordinary shares have also traded on the Tel Aviv Stock Exchange since October 20, 2002.  We have 11 wholly-owned subsidiaries: RADVISION Inc. and its wholly-owned subsidiary RADVISION Government Services, Inc. in the United States, RADVISION (HK) Ltd. in Hong Kong, RADVISION (UK) Ltd. in the United Kingdom, RADVISION FRANCE S.A.R.L. in France, RADVISION Japan KK in Japan, RADVISION B.V. in the Netherlands, RADVISION GmbH in Germany and RADVISION ESPAÑA, S.R.L. in Spain, all of which are primarily engaged in the sale and marketing of our products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China and RADVISION Italy S.r.l in Italy, both of which are primarily engaged in research and development and the sale and marketing of our products and technology. As used in this annual report, the terms “we,” “us” “our,” and “RADVISION” mean RADVISION Ltd. and its subsidiaries, unless otherwise indicated.

In February 2010, we acquired certain assets of Aethra Video Srl and Aethra SpA of Ancona, Italy, or Aethra, including certain intellectual property and technology for high definition, or HD, video conferencing endpoint systems.  The agreements for the acquisition were incorporated into Aethra’s pre-insolvency plan that was filed and admitted by the Italian court on January 25, 2010.  The acquisition also includes the purchase of additional fixed assets and selected commercial agreements, which remains subject to the approval of the Italian court.  The agreements provide for an aggregate cash purchase price of approximately $10 million (approximately Euro 7 million) and the assumption of approximately $4.3 million (Euro 3 million) of liabilities. We intend to integrate Aethra’s HD video endpoint technology into our video network infrastructure and desktop solutions to offer a full video conferencing portfolio in response to customer demand created by rapid change and consolidation in the video marketplace.  We also intend to use the Aethra technology to offer room conferencing systems.  We believe that the addition of Aethra’s technology assets will enhance our existing video network infrastructure and desktop solutions to provide a more complete solution to enterprise customers.

We have obtained U.S. trademark registrations for RADVISION, CU-SeeMe, SCOPIA, DELIVERING THE VISUAL EXPERIENCE and ProLab. We have pending U.S. trademark applications for MEETING MACHINE.  We also claim common-law trademark rights in the following marks: Beyond the Standard, Click to Meet, iContact, IMfirst, IMS Developer Suite, Intelligent Linking, Interactive Video Platform, INVISION, iView, PC-2-Mobile, QualiVision, Video Mojo, Video Ringback Clip and Virtual MCU.  All other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) generally accepted in the United States.  All references in this annual report to “dollars” or “$” are to U.S. dollars, all references in this annual report to “NIS” are to New Israeli Shekels and all references in this annual report to “Euro” or “€” are to the official currency of the European Union.

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

This Annual Report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Forward-looking statements usually include the verbs, “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “understands" and other verbs suggesting uncertainty.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3.D “Key Information -Risk Factors.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.       Selected Financial Data

The following selected consolidated financial data for and as of the five years ended December 31, 2009, are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP.  The selected consolidated financial data as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report.  The selected consolidated financial data as of December 31, 2005, 2006 and 2007 and for the years ended December 31, 2005 and 2006 have been derived from audited consolidated financial statements not included in this annual report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

Consolidated Statement of Operations Data:

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except per share data)
Revenues	$74,012	$91,023	$91,583	$84,747	$80,998
Cost of revenues	13,110	18,165	18,294	18,779	17,371
Gross profit	60,902	72,858	73,289	65,968	63,627
Operating expenses:
Research and development	20,110	25,331	30,329	36,883	26,980
Marketing and selling	24,588	30,648	32,627	35,330	27,577
General and administrative	4,677	6,492	8,633	8,954	5,493
Acquisition-related costs	-	-	-	-	580
Patent settlement reserve	-	1,900	-	-	-
Total operating expenses	49,375	64,371	71,589	81,167	60,630
Operating income (loss)	11,527	8,487	1,700	(15,199)	2,997
Financial income, net	3,051	5,825	6,095	2,539	1,719
Income (loss) before taxes on income	14,578	14,312	7,795	(12,660)	4,716
Tax benefit (expense), net	112	936	1,790	(280)	(5,490)
Net income (loss)	$14,690	$15,248	$9,585	$(12,940)	$(774)
Basic net earnings (loss) per Ordinary share	$0.70	$0.69	$0.44	$(0.63)	$(0.04)
Weighted average number of Ordinary shares used to compute basic net earnings (loss) per share	21,122	22,077	21,951	20,472	19,474
Diluted net earnings (loss) per Ordinary share	$0.66	$0.67	$0.43	$(0.63)	$(0.04)
Weighted average number of Ordinary shares used to compute diluted net earnings (loss) per share	22,215	22,747	22,482	20,472	19,474

Consolidated Balance Sheet Data:

	As at December 31,
	2005	2006	2007	2008	2009
Cash and cash equivalents	$32,927	$23,110	$45,370	$37,872	$40,289
Working capital	93,175	103,661	118,990	98,903	96,913
Total assets	156,748	182,559	175,040	162,188	161,997
Shareholders’ equity	130,667	152,605	147,559	129,583	133,013
Capital stock	116,664	127,172	135,561	141,341	146,232

B.Capitalization and Indebtedness

         Not applicable.

C.Reasons for the Offer and Use of Proceeds

         Not applicable.

D.Risk Factors

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

Cisco (NASDAQ: CSCO) accounted for approximately 34%, 39% and 42% of our sales in 2007, 2008 and 2009, respectively.  In October 2009, Cisco launched a voluntary cash offer to acquire TANDBERG (OSLO: TAA.OL), one of our principal competitors.  In December 2009, Cisco announced that it has received acceptances for more than 90% of the outstanding shares of TANDBERG and it has been reported that the acquisition is expected to close in the first half of 2010.  Our agreement with Cisco continues on a year to year basis and either party may terminate the relationship no later than 90 days prior to the expiration of the then current term.  As a result of the acquisition, we expect that our Cisco sales will decline through 2010.  If Cisco were to curtail or terminate its relationship with us, our sales would be materially adversely impacted and TANDBERG may become a stronger competitor.

Major solutions providers who currently work with us might compete with us in the future.

In addition to Cisco, we currently offer our technology either directly to or in association with major solutions providers such as IBM, LifeSize, Siemens, Telstra and others.  Some of these companies also purchase technology from our competitors.  If any of these solutions providers choose to develop their own technologies that compete with ours, acquire technologies from our competitors or acquire our competitors, our financial condition and operating results could be adversely impacted and we may face increased competition from these major companies.

Our agreements with our customers generally do not have minimum purchase requirements.  If our customers cease to purchase or reduce their purchases of our products and technology, our revenues will decline.

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

The markets for our products and technology are highly competitive and we expect competition to intensify in the future. The principal competitors in the market for our network infrastructure unit products currently include Polycom Inc. and TANDBERG (expected to be acquired by Cisco). The principal competitors in the market for our toolkit business unit products currently include Aricent, Data Connection Limited, Open Source and in-house developers employed by manufacturers of telecommunication equipment and systems.  Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and compete with us.  We may not be able to compete effectively in these markets, and we may lose market share to our competitors.

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

We may encounter difficulties in realizing the potential financial or strategic benefits of our acquisition of certain Aethra assets and from future acquisitions.

In February 2010, we acquired certain assets of Aethra Video Srl and Aethra SpA of Ancona, Italy, or Aethra, including certain intellectual property and technology for high definition, or HD, video conferencing endpoint systems.  The agreements for the acquisition were incorporated into Aethra’s pre-insolvency plan that was filed and admitted by the Italian court on January 25, 2010.  The acquisition also includes the purchase of additional fixed assets and selected commercial agreements, which remains subject to the approval of the Italian court. We intend to integrate Aethra’s HD video endpoint technology into our video network infrastructure and desktop solutions to offer a full video conferencing portfolio in response to customer demand created by rapid change and consolidation in the video marketplace.  We also intend to use the Aethra technology to offer room conferencing systems.  We may encounter difficulties in realizing the potential financial or strategic benefits of our acquisition of the assets of Aethra.

 We may make additional acquisitions in the future. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.  In addition, if we acquire additional businesses or assets, such as the Aethra assets, we may not be able to integrate the acquired personnel, operations, and technologies successfully or effectively manage the combined business following the completion of the acquisition. We may also not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	Unanticipated costs or liabilities associated with the acquisition;

•	Incurrence of acquisition-related costs;

•	Diversion of management’s attention from other business concerns;

•	Harm to our existing business relationships with manufacturers, distributors and customers as a result of the acquisition;

•	The potential loss of key employees;

•	Use of resources that are needed in other parts of our business;

•	Use of substantial portions of our available cash to consummate the acquisition; and

•	Unrealistic goals or projections for the acquisition.

Unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The recent crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness.  Although global economic conditions have begun to stabilize or improve, global markets remain weak.  If the economies in any part of the world remain weak or weaken further, the demand for our products and technology may decrease as a result of continued constraints on IT-related capital spending by our customers.  In addition, this could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain weak or weaken further, our business, operating results and financial condition may be materially adversely affected.

Our products may infringe on the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

Third parties have asserted in the past and may assert in the future against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them.  Some of these third parties have offered to license their intellectual property to our company.  See Item. 8A. Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings.”  Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability.  If there is a successful claim of product infringement against us and we are not able to license the infringed or similar technology, our business, operating results and financial condition would be materially and adversely affected.

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

As of December 31, 2009, we had $30.4 million in short and long-term marketable securities, net.  The performance of the capital markets affects the values of funds that are held in marketable securities.  These assets are subject to market fluctuations and will yield uncertain returns, which may fall below our projected return rates.  The recent market turmoil resulted in immaterial impairments of the carrying value of certain of our investment assets.  Continuing adverse market conditions may lead to additional impairments.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.  We expect that market conditions will continue to fluctuate and that the fair value of our investments may be impacted accordingly.

In addition, bank failures or closings or further declines in the financial condition of U.S. or European banks or other financial institutions may adversely affect our normal financial operations, as well as our ability to secure additional credit facilities, if needed.  The unavailability of additional credit may prevent us from executing our future business plans, including potential acquisitions.

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

We manufacture and maintain an inventory of customized products for some customers who have no obligation to purchase these products.  If these customers fail to purchase these products, our financial results may be harmed.

To satisfy the timing requirements of some of our larger customers, we manufacture and maintain an inventory of certain of our products that we will customize to the specifications of these customers. The size of this inventory will be based upon the purchasing history and forecasts of these customers, which we currently estimate to be approximately two months of sales to these customers.  Until we receive orders from our customers they have no obligation to purchase the inventoried products. If the customers for whom the inventoried products are manufactured do not purchase them, we may be required to modify the products for sale to others and may be unable to find other purchasers.  In either event, the value of the products may be materially diminished which may have a negative impact on our financial results.

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

We currently depend on a limited number of contract manufacturers with limited manufacturing capacity to manufacture our products. The assembly of certain of our finished products, the manufacture of custom printed circuit boards utilized in electronic subassemblies and related services are also performed by these independent subcontractors.  Reliance on third party manufacturers exposes us to significant risks, including risks resulting from:

•	potential lack of manufacturing capacity;

•	limited control over delivery schedules;

•	quality assurance and control;

•	manufacturing yields and production costs;

•	voluntary or involuntary termination of their relationship with us;

•	difficulty in, and timeliness of, substituting any of our contract manufacturers, which could take as long as six months or more;

•	the economic and political conditions in their environment; and

•	their financial strength.

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

Holders of our ordinary shares who are U.S. residents face income tax risks.  There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares.  For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset, which produces passive income.  As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we qualified as a PFIC during the taxable year ended December 31, 2009, under a literal application of the asset test described above, which looks solely to the market value.  We believe that there is a substantial risk that we will also qualify as a PFIC during the taxable year ending December 31, 2010.  If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.  United States residents should carefully read “Item 10E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  In an attempt to stop missile strikes from the Gaza Strip against Israel, in January 2009 Israel became engaged in an armed conflict with Hamas in the Gaza Strip, during which missile attacks aimed at populated areas in parts of southern Israel continued daily, disrupting most day-to-day civilian activity in these areas.  These developments further strained relations between Israel and the Palestinians.  Any on-going or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along Israel’s northern borders, or political instability in the region would likely disrupt international trading activities in Israel and may materially and negatively affect our business conditions and those of our major contract manufacturers and could harm our results of operations.

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

Our operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and related personnel expenses, were incurred in other currencies, particularly in NIS and Euro.  Therefore, our costs in such other currencies, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the relevant currency.  During 2007 and 2008, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel.  While the NIS/dollar exchange rate was approximately the same at December 31, 2008 and 2009, the NIS fluctuated against the U.S. dollar during 2009.  We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of depreciation of the NIS in relation to the dollar or that the timing of this depreciation lags behind inflation in Israel.  This would have the effect of increasing the dollar cost of our operations.  In the past, the NIS has devalued against foreign currencies, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.  If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

We have over 600 customers worldwide using our Technology Business Unit products, including Alcatel-Lucent, Broadreach, Cisco, Comverse, Huawei, LG Electronics, LifeSize, Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Samsung, Siemens, Sony and Telecom Italia. Thousands of enterprises around the world and dozens of telecommunications operators are using our products, videoconferencing systems and solutions.

Since 2001, we have conducted our business through two separate business units, corresponding to our two product lines, to enable our product development and product marketing teams to respond quickly to evolving market needs with new product introductions.

Our Networking Business Unit, or NBU, offers one of the broadest and most complete set of multimedia communication and videoconferencing solutions for IP, ISDN (integrated services digital network), SIP, H.323 and 3G-based networks in the industry today. These products are sold to the enterprise market, U.S. federal government and service provider market.

Our solutions provide a complete solution for the enterprise market, including video network infrastructure, desktop and endpoint products.  In the enterprise market we sell to resellers, OEMs, and system integrators who use our products to develop and install advanced IP and ISDN-based visual communication systems for use in the company meeting room and on employee’s desktops.  We sell our products and platforms to major vendors, such as Alcatel-Lucent, Cisco and IBM which then integrate our solutions into their communications platforms and architectures.  These integrated solutions enable the delivery of real-time interactive IP and 3G-based video telephony services over both broadband connections (such as cable and DSL) and 3G mobile networks.  We have expanded our offerings to include a software desktop solution through our acquisition of First Virtual Communications, Inc., or FVC, and its wholly-owned subsidiary, CUseeMe Networks, Inc., in March 2005.

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

In 2008, we entered into a co-development effort with SAMSUNG Electronics to provide a high resolution desktop 24’ monitor with integrated high definition video conferencing.  We launched the product at the end of 2009.

In February 2010, we acquired certain assets of Aethra, including certain intellectual property and technology for HD video conferencing endpoint systems.  We have had an OEM relationship with Aethra since 2005, through which our video infrastructure products and technology have been included in Aethra video solutions, allowing Aethra to offer the market a complete end-to-end solution.  The agreements for the acquisition were incorporated into Aethra’s pre-insolvency plan that was filed and admitted by the Italian court on January 25, 2010.  The acquisition also includes the purchase of additional fixed assets and selected commercial agreements, which remains subject to the approval of the Italian court.  The agreements provide for an aggregate cash purchase price of approximately $10 million (Euro 7 million) and the assumption of approximately $4.3 million (Euro 3 million) of liabilities.  We intend to integrate Aethra’s HD video endpoint technology into our video network infrastructure and desktop solutions to offer a full video conferencing portfolio in response to customer demand created by rapid change and consolidation in the video marketplace. We also intend to use the Aethra technology to offer room conferencing systems.  We believe that the addition of Aethra’s technology assets will enhance our existing video network infrastructure and desktop solutions to provide a more complete solution to enterprise customers.

Our capital expenditures for the years ended December 31, 2007, 2008 and 2009 were approximately $4.2 million, $3.0 million and $2.1 million, respectively.  These expenditures were principally for research and development equipment, office furniture and equipment, leasehold improvements and implementation of an enterprise resource planning (ERP) system.

B.      Business Overview

Overview and Strategy

We are one of the leading providers of high quality, scalable and easy-to-use solutions, products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G network products.  Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.

We have over 600 customers worldwide using our TBU products including, Alcatel, Broadreach, Cisco, Comverse, Huawei, LG Electronics, LifeSize, Microsoft, NTT/DoCoMo, Orange Telecom, Philips, Samsung, Siemens, Sony and Telecom Italia.  Thousands of enterprises around the world and dozens of telecommunications operators are using our NBU videoconferencing products, systems and solutions.

Our goal is to develop and deliver market-leading technologies and products that drive widespread adoption and deployment of interactive unified visual communications over packet and next-generation networks.  We provide solutions at every level – protocol developer toolkits, professional services, hardware-based network infrastructure, software-based desktop solutions, as well as fully integrated solutions that complement the unified communication solutions of other vendors such as those from Alcatel-Lucent, Cisco, Huawei, IBM, LifeSize, Microsoft and Sony.  We believe that our offering combinations of IP-centric videoconferencing products along with software toolkits, positions us as a key enabling vendor in the evolution of V²IP communications (Video and Voice over IP).  Key elements of our business strategy include the following:

•
Maintain and extend our technology leadership.  We believe that we have established ourselves as a technology leader in providing core-enabling technologies for a broad range of IP and 3G communication products and services.  We provide support for high definition video conferencing including enabling IBM’s Lotus Sametime, Microsoft’s OCS Communicator and Alcatel-Lucent’s MyTeamWork with high definition video and connectivity to high definition video room conferencing systems.  We continue to support Cisco’s Unified Communications architecture with our SCOPIA™ suite of products.  During 2009, we announced several new solutions, including next generation SCOPIA™ Elite MCU, which we believe is the most powerful multi-point control unit, or MCU in the market today, the SCOPIA™ Desktop Pro conferencing client, which supports point to point calling with call initiation from a corporate directory, and the VC240, a fully integrated high resolution desktop monitor with integrated high definition video conferencing that was developed in cooperation with SAMSUNG.  In February 2010, we announced that we would be adding advanced conference room solutions through technology that we acquired from the Aethra group of companies.  We have accumulated extensive knowledge and expertise as designers and developers of commercial products and technologies for real-time packet-based communication.  We continue to place considerable emphasis on research and development to expand the capabilities of our existing products, to develop new products and to improve our existing technology and capabilities.  We believe that our future success will depend upon our ability to maintain our market reach and technological leadership; bring value to the communications solutions of our partners’ such as Alcatel-Lucent, Cisco,  LifeSize, Microsoft, Panasonic, Samsung, Sony  and others; enhance our existing products; and introduce on a timely basis new commercially viable products addressing the needs of our customers.  We intend to continue to allocate significant resources to research and development to maintain our market leadership.

•
Complement our portfolio to become an innovative end-to-end player with ground breaking solutions.  We have acquired specific assets of Aethra that, along with our relationship with Samsung and similar companies, will allow us to complement our videoconferencing products portfolio and become an innovative player in the market introducing these solutions.  In the area of desktop software for videoconferencing we own the Scopia Desktop client which leads the market in its category.  We have recently introduced the VC240 developed in cooperation with Samsung for affordable personal HD communications, creating a new paradigm for this market niche.  We intend to continue to develop innovative and potentially ground breaking products and bring those to the market based on the expertise we own and the technical assets acquired from Aethra.

•
Strengthen and expand our relationships with our major partners active in the unified communications market.  We have established and continue to maintain collaborative working relationships with many companies in the IP communication market, including Lifesize as an OEM and Alcatel-Lucent, Avistar, Huawei, IBM, Nokia, Samsung, Siemens and Sony as partners. We work closely with our customers and partners to integrate our products and core technology into their solutions.  Our core technology and our system design expertise enable us to assist these customers in the development of complete solutions that contain enhanced features and functionality compared to competitive alternatives.  We strive to establish long-term relationships with our customers and partners by starting with a few products and subsequently expanding these relationships by increasing the number and range of products sold to these customers.  We intend to expand the depth and breadth of our existing relationships, while initiating similar new relationships with other leading players focused on the IP communications market.

•
Continue to offer new and enhanced products and features.  We believe that we have consistently been either first, or among the first, to market products that support real-time voice, video and data communication over packet networks.  We were the first-to-market with IP MCUs and gateways that provide combined voice, video and data functionality, the first-to-market with software development kits for the development of H.323-compliant IP communication products and applications, and the first to announce support for SIP (Session Initiation Protocol) in our infrastructure platform.  We were also the first to offer a 3G toolkit and 3G to IP (H.323 and SIP) bridging.  We were the first to offer an IMS-SIP protocol stack and the firsts to add to our portfolio a scalable vide coding implementation that is backwards compatible with systems deployed in the market.  We continue to be an industry standardization leader through active participation and chairing of industry standards groups, leading to contributions to important communications technologies such as Firewall/NAT (network address translation) traversal standardization (H.460.18/19), forward error correction mechanisms and emerging IMS specifications.  We intend to utilize our technological expertise as a basis for market leadership by striving to be the first-to-market with new and enhanced products and features that address the increasingly sophisticated needs of our customers and the evolving markets they serve.  In addition, we believe that our participation in the drafting of industry standards gives us the ability to quickly identify emerging trends enabling us to develop new products and technologies that are at the forefront of technological evolution in the IP communication industry.

•
Provide ground breaking endpoints solutions that will revolutionize the market.  We intend to continue our efforts to maintain our position as a key enabling solution provider for major vendors’ to drive visual communication beyond the meeting room and onto the desktop.  We intend to leverage our recent acquisition of certain assets of Aethra to introduce new and innovative endpoints to the market.  We will also continue to work closely with our partners such as Samsung and others to bring innovative and potentially ground breaking endpoints providing exceptional value to the end customer.  Collaboration with unified communications players such as Alcatel-Lucent, IBM, Microsoft and others will continue as well, integrating our desktop video technology into their unified communications offerings such as MyTeamwork, Sametime and Office Communicator.

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

Networking Business Unit

Our NBU provides a comprehensive portfolio of visual communications solutions for the enterprise market that allow advanced voice, data and video conferencing.  Our SCOPIA platform includes advanced network infrastructure solutions for multipoint conferencing, network connectivity and firewall traversal; endpoint solutions for board rooms, conference rooms, desktop and personal video conferencing and management software for scheduling, device and bandwidth management and directory services.  All references in this annual report to “systems” and “solutions” refer to our video conferencing products sold through our NBU.

NBU Products

Our SCOPIA platform is a powerful combination of hardware and software products that enable the network platform, applications and endpoints to provide advanced video-based conferencing and collaboration on a customer’s network.  Our solutions are standards-based and support the highest resolutions available in today’s videoconferencing solutions providing interoperability and interconnectivity between any video-enabled device, such as a telepresence system, a meeting room or a desktop videoconferencing end point, with other telephony and videoconferencing systems.  Our solutions are used by institutions, enterprises, service providers and operators to create high quality, easy-to-use voice, video, and data communication, collaboration, and entertainment environments, regardless of the communication network/protocol - IP, SIP, 3G, H.323, ISDN, H.320 or next generation IMS (IP multimedia subsystem).

Our SCOPIA platform is the industry’s most comprehensive, robust video platform for visual communication solutions that delivers the scalability and seamless device support organizations need to leverage and protect current standards-based conferencing investments.  As HD endpoints bring increased video quality to traditional room-based video conferencing systems and as unified communications and collaboration solutions extend video to the desktop and mobile arenas, our SCOPIA platform provides organizations the flexibility to cost-effectively adopt emerging HD and unified communications technologies.

The SCOPIA platform is a powerful combination of hardware and software that supports media processing for advanced room system devices and delivers high scalability and distributed processing for desktops and mobile deployments.  Our complete solution includes all the components necessary to provide a complete video, voice, and data collaboration solution on a customer’s network.  Key components of our solution include SCOPIA Video Infrastructure, SCOPIA Video Conferencing Clients and SCOPIA Management Solutions.

•
SCOPIA Video Infrastructure.  Reliable and highly scalable visual communication infrastructure solutions for enterprise and service provider environments, our SCOPIA Video Infrastructure offers the industry’s most technologically advanced and easy-to-use infrastructure for real-time conferencing over any network or protocol using any device.  Easy to use, plug and play, functionality minimizes initial setup time and offers unmatched flexibility.  With advanced features and technology including support for HD, scalable video coding, or SVC, support for bridging and interconnecting devices and networks, the SCOPIA Video Infrastructure products are at the core of an advanced video deployment.

o
SCOPIA Elite MCUs.  The SCOPIA Elite 5000 Series is our next generation MCU architecture for high definition multiparty conferencing.  Utilizing the latest in digital signal processing technology, SCOPIA Elite’s advanced media processing supports 1080p HD and provides connectivity, dynamic resource allocation, and individual video layouts per participant yielding uncompromised video experience.  The new SCOPIA Elite 5000 Series can be configured from 10 to 30 ports of high definition continuous presence providing a line of systems to suit a variety of applications and budgets.  Each system can also deliver four times the capacity by utilizing SCOPIA Elite’s dynamic resource allocation.  This maximizes capacity for mixed endpoint environments without any system configuration changes.  This flexible model offers significant value and fast return on investment with up to 120 video conferencing ports per system.  SCOPIA Elite is the industry’s first standards-based MCU to natively support advanced H.264 SVC technology. Our SVC technology provides a high quality experience over unmanaged networks, such as the Internet, particularly benefiting desktop video conferencing users on the road or teleworkers from their home offices.  Providing SVC on the MCU provides the benefits of high error resiliency between MCUs with video endpoints supporting SVC, while maintaining full interoperability and high quality with conferencing and telepresence systems not currently using SVC.

o
SCOPIA 100/400/1000 MCUs.   The SCOPIA 100/400/1000 MCUs provide a very cost effective MCU solution for an enterprise network.  These SCOPIA MCUs are optimized for support of standard definition (SD), endpoints but can also fully support HD endpoints as well. They can be used as cost effective deployment supporting mixed SD and HD deployments or can augment a deployment of SCOPIA Elite MCUs for cost effective support of SD endpoints in the network.  The systems range in size from the SCOPIA 100 model supporting 12 or 24 ports up to the SCOPIA 1000 model, which is a carrier-grade chassis with full redundancy and support for 21 hot-swappable slots for a flexible configuration of MCU and gateway functions.

o
SCOPIA Network Gateways.  SCOPIA Network Gateways provide seamless connectivity between different networks and standards to deliver feature-rich, reliable, multimedia conferencing and communications. The SCOPIA Network Gateways are ideal for connecting IP video conferencing networks with ISDN and PSTN networks allowing connectivity to ISDN endpoints or to telephones or cellular phones.  Also offered are 3G video gateways that bridge 3G-324M-based mobile devices with IP-based video conferencing systems and infrastructure for the delivery of video services to a variety of handsets.

o
SCOPIA Enhanced Communication Server, or ECS, Gatekeeper. Our high-performance, standard-compliant H.323 ECS Gatekeeper provides advanced backbone management system for IP telephony and multimedia communication networks.  The ECS Gatekeeper provides gatekeeper functionality and everything required to simply and easily define, control and manage voice, video and data traffic over IP networks, no matter how large or complex.  The ECS Gatekeeper ensures optimal bandwidth utilization to deliver carrier-grade, best-quality call completion and video collaborative communications over any network and any protocol.

o
SCOPIA Pathfinder Firewall Traversal.   SCOPIA PathFinder Firewall Traversal is a complete firewall and NAT traversal solution enabling secure connectivity between enterprise networks and remote sites.  SCOPIA PathFinder maintains the security and advantages of firewall and NAT over heterogeneous video networks and allows seamless integration with existing video endpoints and infrastructure components.

o
SCOPIA Interactive Video Platform.   The SCOPIA Interactive Video Platform (IVP) is a powerful general purpose media server with a flexible high-level API and service creation environment for generating a wide range of video services.  With the SCOPIA IVP, service providers, enterprises and developers can easily create and reliably deploy interactive video services seamlessly integrated with existing networks.  These real-time, video-based services offer a high revenue margin complement to traditional voice and data services for true added value.

•	SCOPIA Video Conferencing Clients. Advanced HD video conferencing endpoints for personal and group use at the desktop, on the road, in the conference room or the board room.

o
SCOPIA Desktop. SCOPIA Desktop is a software based client/server application that extends a room system conferencing application to remote and desktop users for voice, video and data communications.  It includes the latest in video technology including support for HD video, SVC for unsurpassed error resiliency and HD H.264 for viewing both meeting participants and data collaboration.  Its audio system provides echo cancellation, background noise suppression and is highly resilient to network errors common on the Internet.  SCOPIA Desktop is a simple web browser plug-in that is centrally managed and deployed without complex licensing fees or installation issues. Users simply click on a link and in moments are connected to a conference.  The system provides automatic firewall traversal to allow anyone to participate regardless of where they are.

o
SCOPIA Desktop Pro.  SCOPIA Desktop Pro extends the functionality of SCOPIA Desktop by providing on a licensed per seat basis a video conferencing client that also supports point to point calling with call initiation from a presence based and corporate configured directory.  This client supports authenticated users and advanced capabilities such as point to point calling and seamless escalation to multi participant calls.

o
SCOPIA VC240.  The SCOPIA VC240 is high resolution desktop monitor with integrated HD video conferencing.  It was jointly developed combining the best of breed technologies and capabilities of RADVISION and SAMSUNG to integrate our advanced video conferencing into a SAMSUNG high resolution multimedia LCD monitor.  The SCOPIA VC240 can operate as a standalone desktop HD video conferencing device as well as a 24-inch- high resolution monitor.  It is fully interoperable with our SCOPIA line of products and complements our other desktop video solutions.

o
SCOPIA XT1000 Room System.   The SCOPIA XT1000 high definition video conferencing room system supports two streams of HD video each at 1080p resolution and 30 frames per second.  The high end Pan-Tilt-Zoom camera supports 10x optical zoom and wide angle capability for viewing details as well as an entire group.  The second 1080p video stream can be used with an additional 1080p camera for complete visual coverage or with a personal computer, or PC, for data sharing.  When used for data collaboration, the system supports high resolution PC data sharing at 30fps so presentations and even video clips can be shared with zero loss of quality.  The SCOPIA XT1000 comes with an available embedded HD MCU with support for high definition, continuous presence meetings with up to nine participants, which is the highest capacity embedded MCU in the industry today.  The advanced audio system provides full band audio encoding to ensure high clarity audio transmission with no loss of quality.  Beam forming technology is used in the 3-way microphone pod to put the focus on the speaker while isolating background noise.

•	SCOPIA Management Solutions

o	SCOPIA Management Suite. SCOPIA Management Suite, or iVIEW, is a family of management, control and scheduling applications providing robust network management and easy-to-use conference scheduling.

The network management component provides enterprises with a single access point to managing all their video conferencing network devices, including the SCOPIA infrastructure devices (MCUs, gateways, firewall traversal appliances), through the call control software applications (gatekeeper, SIP agents) and to the various endpoint devices deployed in the network, including our endpoints and third party devices. Through the network management of iVIEW, administrators can detect and monitor their devices, remotely configure and control the devices and upgrade software/firmware to the various devices.

iVIEW’s scheduling and resource component allows administrators and conferencing operators to conveniently schedule, manage and control their conferences from a single access point.  iVIEW also provides scalability and redundancy capabilities of a large enterprise or application service provider’s global deployment, with unique capabilities such as virtual MCU with automatic cascading for bandwidth preservation, least cost routing for cross-site communications cost savings, virtual room for ease-of-use and other features.

iVIEW also integrates with enterprises’ existing applications such as Microsoft Active Directory or IBM Lotus Domino for easy user provisioning and Microsoft Outlook or IBM Lotus Notes for an easy and intuitive calendar application scheduling.  iVIEW also provides the interface to market leading unified communication solutions such as IBM Lotus Sametime and Microsoft Office Communications Server.

o
SCOPIA Mobile.  SCOPIA Mobile extends control to mobile devices by providing a free application for the control and management of video conferences via the Apple® iPhone®, iPod touch® and BlackBerry® smart phone.  SCOPIA Mobile is a natural extension to the SCOPIA product family with the increasing smart phone and mobile digital device penetration amongst enterprise users.  Conference participants and administrators can directly control and manage video conferences through the touch screen interfaces of these highly popular and inexpensive mobile devices.

NBU Product Benefits

Our NBU products provide market leading solutions to meet the needs of today’s advanced visual communication requirements.  RADVISION was the first company to deliver an IP MCU and an IP gateway to the market.  We have leveraged and built upon that product leadership to provide a complete portfolio of video communication solutions for the enterprise market providing the deployment of cost effective, highly advanced visual communication and collaboration solutions.  As HD endpoints bring increased video quality to traditional room-based video conferencing systems, and unified communications and collaboration solutions extend video to the desktop and mobile arenas, an increased number of organizations are turning to us for the flexibility to cost-effectively adopt emerging HD and unified communications technologies.

Our products, through the powerful combination of hardware and software, provide a comprehensive, robust video platform for visual communication solutions that deliver the scalability and seamless device support that organizations need to leverage and protect current standards-based conferencing investments.  We believe that our products are among the leading visual communication solutions in the industry today by virtue of our technological innovation in several key areas:

•      Connectivity. Today’s video conferencing deployments are a mix of heterogeneous device capabilities deployed on different networks.  We believe an effective solution will allow interconnectivity and interoperability between all devices and networks – circuit switched, packet IP or 3G based.  Our solutions allow connectivity between any type of standards based device from high-end telepresence systems through high-end room-based systems, executive desktop systems, desktop video clients, unified communications clients to telephony devices or 3G mobile devices.  We also provide unparalleled connectivity for both inside and outside the private network through firewall traversal solutions.

•      Simplicity.  We deliver easy to use and easy to operate video conferencing systems that will connect to any standard video endpoint.  This capability is provided through a centralized, comprehensive and simple-to-use management suite, an open architecture with integration to existing enterprise applications and tools, a flexible and dynamic resource management model and with products and features focused on usability and simplicity. The recently introduced SCOPIA Mobile product is an example of one of our latest developments focused on usability and simplicity.  SCOPIA Mobile provides video conference control and management capabilities through the touch screen interfaces of the Apple® iPhone® and iPod touch® devices.

•      Distributed architecture.  We designed every component of the SCOPIA platform for deployment in a distributed IP network.  We believe that no competing product can match the capacity of our SCOPIA platform.  Because of its IP architecture, the entire infrastructure does not need to be centrally located but can be distributed throughout a network.  This allows the proper sized MCU devices to be deployed strategically throughout the network and allows calls to be built dynamically across the distributed devices.  The enterprise benefits from increased redundancy, network traffic optimization, resource management and high scalability.  These benefits of huge scalability and distributed architecture are also found in the SCOPIA Desktop product portfolio, which is designed to support mass deployments in large enterprises.

•      Extensive protocol support and unified communications integration capabilities.  In addition to supporting both ISDN and H.323, our solution also supports SIP and 3G-324M for desktop and mobile communication.  Our portfolio also provides multipoint video conferencing capabilities and room-based systems connectivity to the majority of the unified communications software applications of the main players in the market today.

•      IP protocol expertise.  We are a leader in developing and delivering advanced voice and video protocols over IP networks, primarily H.323 and SIP.  As a result, our solutions support the most recent versions of each of the signaling protocols with the associated features they enable.  In addition, our solutions are interoperable with nearly any standards-based endpoint on the market today.

•      Scalable Video Coding (SVC) for network resiliency.  We introduced SVC to our product line in 2009.  SVC is an extension to the H.264 codec standard that is used by most of today’s video conferencing devices.  SVC video technology allows video conferencing devices to send and receive multi-layered video streams composed of a small base layer and optional additional layers that enhance resolution, frame rate and quality.  Layering provides a dramatically higher degree of error resiliency and video quality with no significant need for higher bandwidth.  It is especially effective over networks with packet loss and/or that lack quality of service, typical of many wireless Internet networks.

With SVC, we enable full interoperability with existing devices while enjoying all the benefits of very high network error resiliency and high quality support for video conferencing room and telepresence systems.  SVC will also improve the quality of connections between cascaded infrastructure devices (MCUs) and allow traditional endpoints without SVC capability to leverage the benefits of SVC.

•      Desktop software client.  Our desktop software client was enhanced in 2009 to provide video conferencing capabilities on the Mac platform in addition to the PC.  The client provides capabilities to fully extend the video conferencing room system experience to the desktop including HD video, SVC, interoperable data collaboration and firewall traversal capabilities.  It provides a very effective way to extend video communications beyond typical enterprise boundaries to workers at home and on the road.  The desktop client has a very scalable deployment model where it can be installed on every member of an organization’s desktop including external guests, clients, prospects and suppliers.  This model provides access to high quality video conferencing capabilities extending the utility of a video conferencing deployment.

Visual Communication Market Trends Which May Benefit our Company

Increased cost justification for video conferencing.  The current economic environment is forcing companies to find more cost effective meeting solutions and video conferencing is proving to be a cost justifiable replacement for travel.  HD solutions including telepresence are becoming affordable and provide a high quality replacement for long distance meetings.

HD has led to a better experience and perception of video conferencing.  Video conferencing in the past has had a reputation for low quality and being difficult to use.  The advent of HD video conferencing has dramatically improved the quality of the experience.  The entry into the market by large enterprise vendors like Cisco, Microsoft and HP has led to increased awareness and improved perception of video conferencing and generated increased demand.

Workforce dynamics.  Telecommuting, mobile workers and labor outsourcing are creating a more distributed workforce.  Meetings are increasingly across different time zones and cultural boundaries and the use of video significantly helps bridge these barriers.

Unified communications in the workplace and at home.  With the need for greater efficiency and the importance of accurate communication, companies are turning to new ways of communicating to enable remote parties to interact as if they were in the same room.  Conference calls and e-mail usage have increased dramatically and instant messaging is increasingly being adopted in the enterprise.  We believe that this trend of accessing all forms of communication from familiar applications is driving the unified communications experience and is making enterprises explore multimedia applications that provide advanced voice, video and data experiences to maximize information flow, whether in a group meeting or person to person.

Green initiatives.  Due to the current economic climate and the increasing carbon foot-print awareness, companies are now, more than ever, looking for ways to reduce travels expenses and find “greener” alternatives to air travel.  We believe that the ever increasing quality of video technology and level of its maturity, the decreasing cost of bandwidth, the wider use of video conferencing in the enterprise and the ongoing reduction in the cost of endpoints, could all benefit us.

Technology Business Unit

Our TBU has pioneered the introduction of Voice and Video over IP, or V2oIP, telecom developer solutions, combining its expertise in signaling and multimedia.  In addition, we develop video conferencing client solutions.  We were first to market with V2oIP developer solutions such as protocol stacks and server platforms.  Since our inception, we have played a leading role in the industry as a member of standardization boards and interoperability committees.  Our solutions are used by hundreds of customers worldwide and power major parts of today’s IP telecom deployments.

TBU Products

Our telecom developer solutions provide customers with solutions and frameworks at various levels of integration, from comprehensive high definition video client frameworks, which include media, signaling and call control, to protocol stack software development kits to comprehensive and flexible server and client solutions over packet and 3G networks supporting IMS (IP Multimedia Subsystem) and pre-IMS architectures.  Our telecom developer solutions assist application developers to focus on developing their applications and devices while reducing the overall development and testing effort required, as these solutions offer a comprehensive standard implementation and feature set.  Our developer solutions are constantly tested for interoperability reducing this effort required by the application developer to a minimum.  As a result, our customers benefit from a reduced time-to-revenue as they can release products to the market with less development and testing efforts.  Complementing these offerings, our testing and analysis tools (ProLab™ Testing Suite and eVident™) enable developers, testing laboratories, system integrators and IT managers to validate and test products, as well as measure multimedia quality on the network.

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

•      RADVISION SIP Developer Suite.  Session initiation protocol, commonly referred to as SIP, is a popular signaling protocol for initiating, managing and terminating voice and video sessions across packet networks.  SIP was designed for building high performance user agents.  The RADVISION SIP Developer Suite enables the development of products that require full user/agent functionality.  Our SIP Suite is designed to provide high scalability and extensibility for both small and large-scale projects.  It enables the implementation of feature-rich SIP entities such as application servers, softswitches, IP-PBXs, gateways and conferencing bridges. Our SIP is a key milestone for implementing the upcoming IMS network and components.  The SIP protocol was also adopted by the 3GPP (3rd Generation Partnership Project), PacketCable 2.0 (Cable market) and TISPAN (Telco networks) as a mandatory part of the IMS architecture for next generation mobile and fixed networks.  Our SIP Developer Suite supports the needed extensions to cope with the 3GPP requirements in order to provide a solution for IMS applications, services and core-network IMS equipment vendors.  The SIP Suite was enhanced with new add-ons and toolkits like XDM, ICE Toolkit and STUN Toolkit to provide our customers with one stop shop value proposition.

•      RADVISION IMS ExpressTM.  IMS (IP multimedia subsystem) is a next generation network architecture that serves fixed-line, cable and cellular networks.  For service providers, application service providers, or ASPs, content providers and carriers, IMS enables converged service offerings and has been adopted by the world’s largest carriers.  IMS is the cornerstone of converged telecommunications and offers unique opportunities for the development of next-generation devices and equipment and converged mobile communications.  RADVISION IMS Express provides customers with a complete IMS developer suite.  The suite covers the full range of IMS-ready tools – IMS signaling protocols (such as IMS SIP, Diameter and IMS Megaco), complementary engines and packages for IMS services development (such as XDM, MSRP and SIMPLE), IMS server framework, IMS client framework for terminal development and IMS testing tool.

•      RADVISION IMS DIAMETER Toolkit.  The IMS DIAMETER Toolkit is a powerful software tool designed for the development of IMS (IP multimedia subsystem) Diameter-compliant network elements.  It includes all required development components, including a set of quick start sample applications that demonstrate efficient API (application programming interface) usage, a graphical user interface, or GUI, test application and detailed documentation.  Implementing all major IMS interfaces and assuring IETF RFC 3588-compliancy, the IMS DIAMETER Toolkit allows seamless integration with IMS based IP networks (3GPP and TISPAN).  Our IMS DIAMETER Toolkit is standards-based (IETF, TISPAN and 3GPP), and offers highly reliable performance.

•      RADVISION NAT Traversal Toolkit.  We offer a complete network address translation, or NAT, traversal solution for developers.  The RADVISION NAT Traversal Toolkit is an Internet Engineering Task Force standards-based Simple Traversal Underneath NAT, or STUN, solution which is comprised of the latest NAT-related solutions available for SIP, RTSP, MEGACO/H.248, Diameter and others.

•      RADVISION SIP Server Platform. The SIP Server Platform provides a complete framework for developing all types of SIP Server applications including Proxies, Redirect Servers, Registrars, Presence Servers, IMS Application Servers and different types of B2BUAs.  The SIP Server Platform radically simplifies and accelerates development by providing a standards-compliant, robust and high performance implementation of standard SIP server functionality controlled through a multi-level, user friendly API.

•      RADVISION H.323 Development Toolkit.  H.323 is currently the most widely deployed standard for video over IP communications.  All components of an H.323-compliant network, including terminals, gateways, gatekeepers and conferencing bridges, use the H.323 protocol to communicate.  The RADVISION H.323 software development kits provide developers with the core software building blocks needed to develop H.323-compliant products, systems and applications.  The RADVISION H.323 software development kit is an integrated set of software programs that execute the H.323 protocol and perform the functions necessary to establish and maintain real-time voice, video and data communication over packet-based networks.  The RADVISION H.323 software development kits can be used to develop a broad spectrum of products, including gateways, gatekeepers, conferencing bridges, IP telephones and other H.323-compliant products.

•      RADVISION MGCP Development Toolkit.  MGCP is the protocol by which a centralized gateway controller communicates with and controls the numerous gateways throughout a packet network and manages the network traffic through those gateways.  The RADVISION MGCP software development kit is used to build MGCP compliant media gateways controllers and media gateways.

•      RADVISION MEGACO Development Toolkit. MEGACO/H.248 is the official industry standard media gateway control protocol for large-scale IP-centric communication networks.  The RADVISION MEGACO/H.248 Development Toolkit includes a unique Media Device Manager to greatly simplify application development and reduce development time by eliminating the need for developers to write code for interpreting MEGACO/H.248 messages.

•      3G-324M Developer Toolkit. The IP network has not evolved sufficiently to support high-quality real-time video and voice services over 3G networks.  As a result, the 3G standards body, 3GPP, specified that the 3G-324M protocol would be used as the signaling and transport mechanism for real-time media over 3G (such as video streaming and video chat).  We were one of the first companies to introduce a toolkit for the development of 3G-324M-based products in early 2003 and we continue to develop improved versions of this solution.  We are active in the ITU (International Telecommunication Union) and 3GPP, which are the 3G-324M standardization organizations, and we chair the 3G-324M Activity Group within the IMTC (International Multimedia Telecommunications Consortium).

•      RADVISION Multimedia Terminal Framework.  Used for the development of a wide variety of applications and devices, from video phones and IP phones to next generation SIP and IMS-based handheld devices with applications such as video share, video telephony, VoIP and others, SoHo PBX systems and IP voice gateways.  The advanced functionality and broad flexibility, together with multi-protocol support and advanced features, makes this toolkit central for the development of IP communications solutions.  Since the second half of 2008, we have been developing an advanced technology on top of the Multimedia Terminal Framework, which adds media (i.e. codecs and media processing algorithms) and an upper layer application that manages and synchronizes the entire behavior of the client, all in high definition quality, as a result of which the customer may focus solely on the graphical user interface.

•      RADVISION BEEHD Client Framework. A complete client framework for developing HD video-enabled devices and products, offering developers fast market penetration of integrated high definition video telephony endpoints. Optimized for embedded systems, the BEEHD Client solution can be integrated with any device to allow high quality interactive V2oIP Video Communications over unmanaged, error prone, best-effort networks.

•      RADVISION Testing Suite. The ProLab Testing Suite is comprised of powerful testing tools that comply with the most recent industry standards and are suitable for use in various stages of the product development cycle, quality assurance and pre-deployment.  The products perform essential automated tests for IMS, SIP, 3G-324M and H.323 networks and devices, including performance, load, stress, interoperability, media and protocol compliance.  Testing is script-driven, which allows for maximum flexibility and customization, and enables the tests to be re-used.  The testing suite contains hundreds of pre-written scripts, canned messages and media files to allow for turnkey test setup.

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

•      Advanced RTP/RTCP Toolkit.  The Advanced RTP/RTCP (Real-Time Transport Protocol/Real-Time Transport Control Protocol) Toolkit is designed to address the requirements of mature, production IP telephony applications.

•      RADVISION RTSP Toolkit.  The RADVISION RTSP (Real Time Streaming Protocol) Toolkit includes a set of intuitive application program interfaces, or APIs, for developing multimedia streaming applications for mobile devices such as personal digital assistants (PDAs) and mobile phones as well as broadband IP-based solutions such as IP TV.

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

Improved time to market.  Our customers rely on our accumulated expertise with communication standards and core technology to significantly reduce their development cycle and improve time to market.  Communication equipment providers seeking to market standards compliant systems for real-time voice and video communication over packet and 3G networks require standards - compliant building blocks to develop their products.  Rather than dedicate in-house resources to implementing industry standards, these developers can use our products and technology and focus their core competencies on building enhanced systems, products and applications.

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

Industry Trends That May Benefit Our Developer Toolkits

Growth in IP communications.   Such as:

•	rapid growth in the adoption of IMS;

•	an increasing need for enterprises to expand their networks to enable them to send, access and receive information quickly, economically and globally;

•	an increasing use of the Internet and other packet networks for communicating and engaging in commercial transactions;

•	an increase in available bandwidth at declining prices;

•	the introduction of new voice, video and data communication services and applications;

•
the dramatic growth of wireless and broadband mobile networks and the interest by consumers to use WiFi and 3G-based devices and networks for new multimedia services such as video streaming and video telephony;

•
the increasing focus by major vendors, such as Alcatel-Lucent, Cisco, IBM,] Microsoft and Siemens, to provide Unified Communications solutions that include video conferencing to employee desktops in the enterprise market;

•
the emergence of low cost, high quality IP communications devices that enable people, both in business and in every day life, to communicate more effectively and access real-time video over broadband mobile or residential IP or 3G connections; and

•	the growth in complexity of the SIP standard, which is making in-house SIP development by potential customers a more difficult task.

Limitations of traditional networks.  The growth in data communication traffic, particularly the growth in the number of Internet users, has placed significant strains on the capacity of traditional circuit-switched networks.

Advantages of packet-based networks.  By using packet technologies based on industry standards, new services can be deployed rapidly and economically.

The need for products that deliver industry standards for real-time IP communications.  Our protocol toolkits provide the underpinning technology required for the rapid development of next generation products and applications for real-time multimedia communication.

Growth in real-time voice and video IP communication.  Cost-effective increases in capacity to meet increasing communication traffic demands; support for new communication applications, such as video conferencing and data collaboration, for improved workforce productivity; interoperability with different network configurations of their customers, suppliers and partners; and  cost savings associated with simplified network management resulting from creating a single network that handles all communication, rather than having to maintain separate telephone and computer networks.

Products and Technology under Development

We intend to capitalize upon our technological leadership in real-time IP communication and visual communication network appliance and functionality to develop new products and technology that meet the evolving needs of the enterprise and service providers communications networks, as well as platforms and tools to enable vendors to develop IP and 3G multimedia communications products and services.

Our TBU invests today in both the client and server markets.  For the client market, we enhanced our comprehensive solution for terminal developers to include media engines, turning these products into one-stop shops for developers wishing to focus on the development of the application rather than the intricacies of the codecs and protocols necessary to create interoperable communications products.  We believe that this will increase our customer value proposition, increase our competitiveness, reduce the customer’s time to market and allow the customer to focus on the business and economic benefits rather than invest time and energy in dealing with the lower layers of a product.

We have recently acquired assets of Aethra, mainly its HD video endpoint technology for HD room systems that was under development.  We are currently investing in completing the development of this product, which we expect to start marketing later this year.

Our NBU continues to invest in developing state of the art infrastructure products that cater to multimedia communication services in enterprises as well as for service providers.

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

For the years ended December 31, 2007, 2008 and 2009, Cisco accounted for approximately 34%, 39% and 42%, respectively, of our sales.  In October 2009, Cisco launched a voluntary cash offer to acquire TANDBERG (OSLO: TAA.OL), one of our principal competitors.  In December 2009, Cisco announced that it has received acceptances for more than 90% of the outstanding shares of TANDBERG and it has been reported that the acquisition is expected to close in the first half of 2010. As a result of the acquisition, we expect our Cisco sales will decline through 2010.  The following is a representative list of our major customers in 2009:

Acision Nederland B.V
Alcatel-Lucent
Ariviakom (Pty) Ltd
Broadreach
Busch International Ltd.
Bynet Data Communications
CDC Brazil Distribution
Cisco
Clear one Communication
Digital China Technology
E-Soft
France Telecom SA
GTSI Corp.
IBM Corporation Imago Group Infonet Interwise Ltd. JSC LifeSize LM Technical Services Motorola Nortel NTT NTT BizLink Panasonic Communications Co. Ltd. Samsung
Science Applications International Corporation
Shenzen Huawei Communication   Technologies Co Ltd.
Siemens
Sony
Spirent Communications
Target
TELSEY SPA
Videonations Ltd
VTV
Zhejiang University Innovation Insigma

Sales and Marketing

Sales organization.  We market and sell our products through multiple channels in North and South America, Europe, Africa, the Middle East and the Asia-Pacific region.  Our video communications products are sold to end-users principally through indirect channels including OEMs, system integrators, distributors and VARs.  We market and sell our technology products, primarily in the form of software development kits, directly to developers of IP, video and 3G communication products and applications.  We sell to service providers through major telecommunications equipment vendors.  In several countries in the Asia-Pacific region we sell our software development kits indirectly through local sales representatives.

We currently have sales offices in the United States in New Jersey, California and New Hampshire.  We also have a sales office in Israel and sales and marketing or representative/liaison offices in Hong Kong, China, Korea, Japan, Singapore, the United Kingdom, France, Germany, Italy, Spain and Brazil.  The geographic breakdown of our total sales for the year ended December 31, 2009 was 62% in the Americas (including Cisco), 18% in Europe, Middle East and Africa and 20% in the Asia-Pacific region.

We have dedicated sales teams to support our large strategic partners as well as to identify potential strategic customers who would deploy our products on large scales and generate significant revenues for us.

RADVISION won several prestigious awards for our 2009 solution offerings.  For the third consecutive year, VC Insight, a global video conferencing research firm, selected RADVISION as the “Best Video-Enabled Unified Communications Company of the Year.” and RADVISION’s SCOPIA Elite MCU the “2009 Video Networking Infrastructure Award.”  Technology Marketing Corporation’s (TMC®) INTERNET TELEPHONY magazine (www.itmag.com) named RADVISION’s and Samsung’s jointly developed SCOPIA VC240 personal HD video communications end point a recipient of its 2009 Unified Communications Excellence Award and the communications solutions product of the year award.

Marketing organization.  Our marketing organization develops strategies and implements programs to support the sale of our products and technology and to sustain and enhance our market position as an industry leader.  Our current marketing efforts include various sales and channel support programs designed to drive sales and marketing communication programs designed to increase industry visibility, including press/analyst tours, trade shows and events, speaking engagements and ongoing interaction with analysts and the media as well as targeted marketing programs.  Additional programs include technical and training seminars where customers and other industry participants are educated in real-time IP communication technology and the benefits of our products and technology.  We also view our website as an important marketing tool for lead generation, customer relations and to support our market position as video communication experts through quality content, including providing information related to issues relevant to the communication industry, as well as important product and market trends.

To reinforce and further strengthen our market position as a technology leader in the field of real-time IP, 3G and visual communication, we actively participate in key industry consortia and standards bodies.  We are also active in defining and reviewing evolving IP communication standards that are being developed by international standards bodies. including:

•	ITU-T (International Telecommunication Union - Telecommunication), which has published the H.323 and MEGACO standards;

•	IETF (Internet Engineering Task Force), which has published the SIP and MEGACO standards;

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

We provide global customer care and support services for our products and technology.  Our customer care and technical support teams are located in Israel and in the United States in New Jersey, New Hampshire and California.  In addition, we have support teams in the United Kingdom, Japan, Korea, India, Spain, France, Germany, Hong Kong and China.  We offer a 24 hour, seven day a week, 365 days a year service program in certain of our offices to better serve our networking customers who desire the expanded service.  We also offer various other services, such as assisting our networking customers with the initial installation, set-up, expedite hardware replacement and training.  In addition, our technical support team trains and certifies our networking customers to provide local support in each of the geographical areas in which our products are sold.

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

The principal competitors in the market for our networking and video communication systems products are Cisco (which acquired Tandberg in 2009), LifeSize, Polycom, Sony, Vidyo and various small or new market entrants.

The principal competitors in the market for our software development kit products currently include Aricent, Data Connection Limited, Dilithium Networks, M5T ENEA (which acquired Netbrics), Trillium Digital Systems that was acquired by Continuous Computing and open source developers and in-house developers employed by manufacturers of  telecommunication equipment and systems.

Additional competitors may enter any of our markets at any time.

Manufacturing

Our manufacturing operations consist of materials planning, procurement, out-sourcing of sub-assembled kit’s, final assembly, testing, quality control, packaging and shipping.  We generally assemble, test and integrate our products at a subcontractor’s facilities in Israel for our networking products and use an Italian subcontractor for end point products for room systems.  We test our products both during and after the assembly process using internally developed quality assurance testing procedures.  We use an enterprise resource planning, Oracle ERP, system.  We believe that the efficiency of our assembly process to date is largely due to our product architecture and our design for manufacturability.  We manufacture our software development kits on CD-ROMs and package and ship them accompanied by relevant documentation.

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

C.            Organizational Structure

We have eleven wholly-owned subsidiaries: RADVISION Inc. and its wholly-owned subsidiary RADVISION Government Services, Inc. in the United States, RADVISION (HK) Ltd. in Hong Kong, RADVISION (UK) Ltd. in the United Kingdom, RADVISION FRANCE S.A.R.L. in France, RADVISION Japan KK in Japan, RADVISION B.V. in the Netherlands, RADVISION GmbH in Germany and RADVISION ESPAÑA, S.R.L. in Spain, all of which are primarily engaged in the sale and marketing of our products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China. and RADVISION S.r.l in Italy, both of which are primarily engaged in research and development and the sale and marketing of our products and technology.

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

D.            Property, Plants and Equipment

Our headquarters and principal administrative, finance, sales and marketing and promotion operations are located in approximately 118,000 square feet of leased office space in Tel Aviv, Israel at an aggregate rental cost of approximately $2.0 million in 2009.  The lease for our principal offices expires in June 2012 and is fully paid up until that date and we have an option to extend the agreement until June 2015.  In the United States, we lease approximately 12,600 square feet of office space in Fair Lawn, New Jersey under a lease expiring in September 2012, approximately 3,156 square feet in Sunnyvale, California under a lease expiring in November 2012 and approximately 12,000 square feet in Bedford, New Hampshire under a lease expiring in February 2011.  We also lease approximately 2,650 square feet in Hong Kong under a lease expiring in November 2011, approximately 97 square feet in Singapore under a lease expiring in November 2011, approximately 2,200 square feet in Uxbridge, United Kingdom under a lease expiring in July 2011, approximately 3,937 square feet in Ancona, Italy under a lease expiring in December 2015, approximately 2,255 square feet in China under a lease expiring in December 2010, approximately 900 square feet in Japan under a lease expiring in August 2010 , approximately 190 square feet in France under a lease expiring in June 2010 and approximately 650 square feet in Korea under a lease expiring in December 2011.  The aggregate annual rent for our sales and service offices in the United States, Hong Kong, China, Japan, Singapore, the United Kingdom, Italy, Korea and France was approximately $1.4 million in 2009.

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

Our revenues are generated mainly in U.S. dollars or are linked to the dollar and a majority of our expenses is incurred in U.S. dollars.  Consequently, we use the dollar as our functional currency.  Transactions and balances in other currencies are re-measured into dollars according to the principles in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 830 “Foreign Currency Matters” (previously Statement of Financial Accounting Standards, or SFAS, No. 52).  Gains and losses arising from re-measurement are reflected in the statements of operations as financial income or expenses as appropriate.

Overview

We are one of the industry’s leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks.  Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.  We have over 600 customers worldwide, including Alcatel-Lucent, Broadreach, Cisco, Comverse, Huawei, LG Electronics, LifeSize, Microsoft, NTT/DoCoMo, Orange Telecom, Philips, Samsung, Siemens, Sony, Telecom Italia.

We have two separate business units, corresponding to our two product lines, to enable our product development and product marketing teams to respond quickly to evolving market needs with new product introductions.

Our Networking Business Unit, or NBU, offers one of the broadest and most complete set of multimedia communication and videoconferencing network solutions for IP, ISDN, H.323, SIP and 3G-based networks, supporting most end points in the industry today.  These products are sold primarily to resellers and OEMs who use our infrastructure, desktop and endpoint solutions to develop and install advanced IP and ISDN-based communication systems for enterprise customers.  The NBU’s Scopia Desktop product line provides a unique highly scalable solution for desktop video collaboration and is sold as a standalone application as well as an integrated product with common desktop applications.  The NBU also provides service providers, both 3G wireless and wireline, with integrated solutions that enable the delivery of converged IP-based multimedia streaming and video telephony applications to corporate customers as a managed service, residential broadband customers and 3G subscribers worldwide.

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

Our goal is to be the leading provider of solutions that enable real-time multimedia (voice, video and data) collaboration and communication over packet and 3G networks.  We provide solutions at every level - protocol developer toolkits, professional services, network infrastructure, endpoints as well as integrated solutions that complement the communication solutions of other vendors.  We believe that the combination of offering IP-centric networking products, along with software toolkits, positions us as a key enabling vendor in the evolution of next-generation communications.  Both of our product lines are essential for building networks that support real time voice and video communication with full interoperability with legacy ISDN/PSTN networks and technologies.  We also believe that the opportunities for mass deployment in desktop collaboration and 3G are promising growth levers for our company, complementing our traditional sources of revenues from our TBU and NBU businesses.

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

Revenue Recognition.  We account for our revenue in accordance with the provisions of ASC 985-605 “Software Revenue Recognition,” or ASC 985-605 (previously Statement of Position 97-2, “Software Revenue Recognition” and Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions”).  When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met:

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

Many of our arrangements include multiple elements.  Such elements typically include any or all of the following: products or software licenses, software maintenance and technical support and in some cases customization and development of software services.  For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, revenues are allocated to the different elements in the arrangement under the “residual method” since vendor-specific objective evidence, or VSOE, of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.  Under the residual method, at the outset of the arrangement with the customer, we defer revenue for the fair value of our undelivered elements (maintenance and support) and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement when all other criteria in ASC 985-605 have been met.  Any discount in the arrangement is allocated to the delivered element.  If sufficient specific objective evidence does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.  The VSOE of fair value of the maintenance and support services included in multiple element arrangements is determined based on the price charged when sold separately (i.e. when maintenance is renewed).

In the case of multiple-element arrangements that involve significant modification or customization of the software or involve services that are considered essential to the functionality of the software, contract accounting is applied according to the provisions of ASC 605-35 “Construction-Type and Production-Type Contracts,” or ASC 605-35 (previously Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”) in accordance with which revenues are recognized on the percentage of completion basis, when collectability is probable.  Percentage of completion is determined based on the “output method”, meaning upon completion of milestones.  However, in cases where uncertainty exists subsequent to the completion of the milestone with regard to customer acceptance, revenue is not recognized until actual customer acceptance.  The recognition of losses on contracts is reflected in the period in which the likelihood of losses is identified.

Share-based payments.  We adopted ASC 718 “Compensation- Stock Compensation,” or ASC 718 (previously SFAS No. 123 (revised 2004) “Share-Based Payment”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors to be based on estimated fair values.  ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations.

We adopted ASC 718 using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of our 2006 fiscal year.  Under that transition method, compensation cost recognized during 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of ASC 718, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of ASC 718.  Results for prior periods have not been restated.  We selected the Black-Scholes-Merton model, which is the most common model in use in evaluating stock options.  This model evaluates the options as if there is a single exercise point, and thus considers and expected option life (expected term).  The input factored in this model is constant for the entire expected life of the option.

We recognize compensation expenses for the value of awards which have graded vesting based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures.  ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option.

Expected volatility was calculated based upon actual historical stock price movements over a period equal to the expected term of the options.  Estimated forfeitures are based on actual historical pre-vesting forfeitures.  For the expected term of options after December 31, 2007, we derived the expected term assumption based on the provisions of SAB 110, which, effective January 1, 2008, replaced SAB 107 and the use of the “simplified” method, which provides that a company will determine its expected terms according to its historical exercise data for share option grants with sufficient exercise experience, except for options which were re-priced, for which the expected term of the options before the re-pricing was calculated using the binomial method. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term.  We have not historically paid dividends and have no foreseeable plans to pay dividends, therefore estimated dividend yield is 0%.  For more information on the assumptions used for the calculation of the expense refer to Note 2r of our consolidated financial statements.

The total compensation cost related to options granted to employees under our share-based compensation plan recognized for the years ended December 31 2007, 2008 and 2009 amounted to $5.5 million, $5.4 million and $4.3 million, respectively.

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

Based on our intent with respect to a particular investment at the time of investment, we are generally required to classify our investments into one of two investment categories under GAAP: “held to maturity” or “available for sale.”  The classification of the investment may affect our reported results.  For investments classified as held to maturity, we are required to carry the investment at amortized cost, with only the amortization occurring during the period recognized into income. The other than temporary impairment of available-for-sale securities totaled $1.8 million for the year ended December 31, 2008 and such loss was recorded in financial income, net. The adjustment to unrealized holding losses on available-for-sale marketable securities was included as a separate component of shareholders' equity, “Accumulated other comprehensive income (loss),” amounting to income of $182,000 for the year ended December 31, 2008.

On April 1, 2009, we adopted the ASC 320 (previously FASB Staff Position No. 115-2) that provides guidance on recognition and presentation of other-than-temporary impairments and assessed whether the unrealized losses for the investments in our portfolio were other-than-temporary under this guidance.  For securities we intend to sell or it is more likely than not that we will be required to sell the securities before recovery, the entire difference between amortized cost and fair value is recognized in earnings. For securities that we do not intend to sell and it is not more likely than not that we will be required to sell, we used a discounted cash flow analysis to determine the portion of the impairment that relates to credit loss.

To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. Based on this assessment, subsequent to the April 1, 2009 first time adoption, we recognized through earnings a credit loss of $296,000 for the year ended December 31, 2009.  The other-than-temporary impairment of available for sale securities amounted to $258,000 was recorded in financial income, net before the adoption of ASC 320 on April 1, 2009.  Following our adoption of ASC 320 on April 1, 2009, we reclassified the $1.2 million non-credit related portion of other-than-temporary impairment losses recognized in prior period earnings as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income at April 1, 2009.  As of December 31, 2009, unrealized losses of $1.0 million related to other-than-temporarily impaired securities are included in accumulated other comprehensive loss. We regularly review our investments for factors that may indicate that a decline in the fair value of an investment below its cost or amortized cost is other than temporary.  Some factors considered in evaluating whether or not a decline in fair value is other than temporary include our assessment whether we intend to sell the investment, or if it is more likely than not that we will be required to sell a security before recovery of its amortized cost basis.  Such reviews are inherently uncertain in that the value of the investment may not fully recover or may decline further in future periods resulting in realized losses.

We adopted ASC 820 (previously SFAS No. 157, “Fair Value Measurements” effective January 1, 2008 and adopted FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” effective October 10, 2008), except those that are recognized or disclosed in the financial statements at fair value at least annually.  ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements.  Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs.  The adoption of this statement did not have a material impact on our consolidated results of operations and financial condition.  See Note 5, “Fair Value Measurements,” to our consolidated financial statements.

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

Goodwill and Intangible Assets.  Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.  The goodwill on our balance sheet is a result of our acquisitions of the assets of FVC in March 2005 and VisionNex Technologies, Inc., or VisionNex, in September 2004.  The identifiable intangible assets, other than goodwill, included in our balance sheet are technology and distribution networks acquired from FVC and VisionNex.  We review goodwill for potential impairment at least annually and other intangible assets when events or changes in circumstances indicate the carrying value of the other intangible assets may be impaired, in which case we may obtain an appraisal from an independent valuation firm to determine the amount of impairment, if any.  In addition to the possible use of an independent valuation firm, we perform internal valuation analyses.  Goodwill and intangible assets that resulted from the acquisitions of FVC and VisioNex are allocated to the NBU segment and the goodwill impairment testing is performed at the reporting unit level.  We determine fair value using widely accepted valuation techniques, including discounted cash flow analysis.  This type of analysis requires us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies.  It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.  As of December 31, 2009, we determined there was no impairment of the VisionNex and FVC goodwill. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge.  In addition, we have compared our market capitalization based upon our closing share price as reported by NASDAQ, including an estimated control premium that an investor would be willing to pay for a controlling interest in us, to the fair value of our company based on the third party valuation study.  The determination of a control premium requires the use of judgment and is based primarily on comparable industry and deal-size transactions, related synergies and other benefits.

In accordance with ASC 360 “Property, Plant and Equipment” and ASC 205 “Presentation of Financial Statements” (previously SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”), we perform tests for impairment of long-lived assets whenever events or circumstances suggest that other long-lived assets may not be recoverable.  This analysis differs from our goodwill analysis in that an impairment is only deemed to have occurred if the sum of the forecasted undiscounted future cash flows related to the assets are less than the carrying value of the asset we are testing for impairment. If the forecasted cash flows are less than the carrying value, then we are required to write down the carrying value to its estimated fair value based primarily upon forecasted discounted cash flows.  Based on the impairment test performed as of December 31, 2009, no impairment was identified.

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

Deferred Taxes and Uncertain Tax Positions.  We utilize the liability method of accounting for income taxes.  We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized.  In assessing the need for a valuation allowance, we consider all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, changes to the applicable tax rate in Israel and recent financial performance.  Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in recent years.  As a result of our cumulative losses in the United States and the full utilization of our loss carryforward opportunities, we have recorded valuation allowances to reduce our net deferred tax assets to the amount we believe is more likely than not to be realized.  During 2009, our income tax expense increased because we recorded a valuation allowance to reduce our net deferred tax assets.  In the future, if we realize a deferred tax asset that currently carries a valuation allowance, we may record additional reduction to income tax expense in the period of such realization.

In July 2006, the FASB issued ASC 740-10-55 (previously Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109,” or FIN 48), which requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements.  ASC 740-10-55 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with FASB ASC 740 “Income Taxes” (previously SFAS No. 109, “Accounting for Income Taxes”).  The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.  As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions.  If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine the liability no longer applies.  Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be.  The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty.  Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings.  Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

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

Revenues

We generate revenues from sales of our networking products and our technology products as well as related maintenance, support services and professional services.  We price our networking products on a per unit basis.  We price our software development kits on the basis of a fixed-fee plus royalties from products developed using the software development kits.  We sell our products and technology through direct sales and various indirect distribution and reseller channels in the Americas, Europe, the Middle East and the Asia-Pacific region.

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

Research and development costs are charged to operations as incurred.  Software development costs are considered for capitalization when technological feasibility is established.  Costs incurred after achievement of technological feasibility in the process of software production have not been material.  Therefore, we have not capitalized any of our research and development expenses.

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

Financial income, net.  Our financial income, net consists primarily of interest earned on bank deposits and other liquid investments, gains and losses from the re-measurement of monetary balance sheet items denominated in non-dollar currencies into dollars, other than temporary impairment of auction rate securities and amortization of marketable securities premium net of accretion of discounts.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2007, 2008 and 2009, including the percentage data in the following table, is based upon our statements of income contained in our financial statements for those periods and the related notes, included in this annual report:

	December 31,
	2007	2008	2009
Revenues	100.0%	100.0%	100.0%
Cost of revenues	20.0	22.2	21.4
Gross profit	80.0	77.8	78.6
Operating expenses:
Research and development	33.1	43.5	33.3
Marketing and selling	35.6	41.7	34.1
General and administrative	9.4	10.6	6.8
Acquisition-related costs	--	--	0.7
Total operating expenses	78.1	95.8	74.9
Operating income (loss)	1.9	(18)	3.7
Financial income, net	6.7	3.0	2.1
Tax benefit (expense), net	1.9	(0.3)	(6.8)
Net income (loss)	10.5%	(15.3)%	(1.0)%

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues.  Revenues decreased by 4.4% from $84.7 million for the year ended December 31, 2008 to $81.0 million for the year ended December 31, 2009.  This decrease in revenues was primarily attributable to the global economic climate and credit crisis, which led to lower spending by customers.  TBU sales decreased by $1.9 million compared to 2008 and NBU sales decreased by $1.8 million mainly in support services revenues.

Revenues from networking products decreased by 2.8% from $64.4 million for the year ended December 31, 2008 to $62.6 million for the year ended December 31, 2009.  The decrease in revenues from networking products was primarily attributable to a decrease in maintenance and support sales and a decrease in revenues from our non Cisco channels, offset in part by an increase in revenues from Cisco.  Revenues from technology products decreased by 9.4% from $20.3 million for the year ended December 31, 2008 to $18.4 million for the year ended December 31, 2009.  The decrease in revenues from technology products was attributable to a $1.4 million decrease in revenues from license fees, $1.1 million decrease in revenues from maintenance and a 1.2 million decrease in revenues from royalties.  The decrease was off-set in part by an increase of a $1.8 million in professional services fees.

Revenue from sales to customers in the Americas decreased from $52 million, or 61.4% of revenue, for the year ended December 31, 2008 to $50.6 million, or 62.5% of revenue, for the year ended December 31, 2009, a decrease of $1.4 million, or 2.7%.  The decrease in sales to customers in the Americas was primarily attributable to decreased sales to our non-Cisco channels, which decrease was offset in part by an increase in sales to Cisco.

Revenue from sales to customers in Europe, the Middle East and Africa, or EMEA, decreased from $17.0 million, or 20.1% of revenue, for the year ended December 31, 2008 to $14.4 million, or 17.8% of revenue, for the year ended December 31, 2009, a decrease of $2.6 million, or 15.3%.  The decrease in sales to customers in EMEA was primarily attributable to a decrease in sales of our networking products. Revenue from sales to customers in the Asia-Pacific region increased from $15.7 million, or 18.6% of revenue, for the year ended December 31, 2008 to $16 million, or 19.8% of revenue, for the year ended December 31, 2009, an increase of $300,000, or 2.0%.  The increase in sales to customers in the Asia-Pacific region is primarily attributable to an increase in sales of our networking products to the 3G market.

For the years ended December 31, 2007, 2008 and 2009, Cisco accounted for approximately 34%, 39% and 42%, respectively, of our sales.  In October 2009, Cisco launched a voluntary cash offer to acquire TANDBERG, one of our principal competitors.  In December 2009, Cisco announced that it has received acceptances for  more than 90% of the outstanding shares of TANDBERG and it has been reported that the acquisition is expected to close in the first half of 2010.  As a result of the acquisition, we expect that our Cisco sales will decline through 2010.

               Cost of Revenues.  Cost of revenues decreased from $18.8 million for the year ended December 31, 2008 to $17.4 million for the year ended December 31, 2009, a decrease of $1.4 million, or 7.4%.  Gross profit as a percentage of revenues was 77.8% for the year ended December 31, 2008 as compared to 78.6% for the year ended December 31, 2009.  Cost of revenues for the years ended December 31, 2008 and 2009 includes $384,000 and $331,000, respectively, of stock-based compensation recorded under ASC 718.

Research and Development Expenses.  Research and development expenses decreased from $36.9 million for the year ended December 31, 2008, or 43.5% of revenues, to $27 million for the year ended December 31, 2009, or 33.3% of revenues, a decrease of $9.9 million, or 26.8%.  The decrease in research and development expenses was primarily attributable to the decrease in the number of research and development employees as a result of the cost reduction initiative that was implemented at the end of 2008 and early 2009.  In addition, the dollar cost of our Israeli personnel expenses also decreased in 2009 as a result of the depreciation of the NIS against the U.S. dollar in such period.  Research and development expenses for the years ended December 31, 2008 and 2009 include $1.5 million and $1.3 million, respectively, of stock-based compensation recorded under ASC 718.  We anticipate that research and development expenses will increase in 2010 due to the Aethra asset acquisition as a result of which we hired additional research and development personnel who were previously employed by Aethra.

Marketing and Selling Expenses.  Marketing and selling expenses decreased from $35.3 million for the year ended December 31, 2008, or 41.7% of revenues, to $27.6 million for the year ended December 31, 2009, or 34.1% of revenues, a decrease of $7.7 million, or 21.8%.  The decrease in marketing and selling expenses was primarily attributable to the decrease in the number of employees as a result of the cost reduction initiative that was implemented at the end of 2008 and early 2009.  In addition, the dollar cost of our Israeli personnel expenses also decreased in 2009 as a result of the depreciation of the NIS against the U.S. dollar in such period.  Marketing and selling expenses for the years ended December 31, 2008 and 2009 include $1.8 million and $1.6 million, respectively, of stock-based compensation recorded under ASC 718.  We anticipate that marketing and selling expenses will increase in 2010 due to the Aethra asset acquisition and entering into the HD end point market.

General and Administrative Expenses.  General and administrative expenses decreased from $9.0 million for the year ended December 31, 2008, or 10.6% of revenues, to $5.5 million for the year ended December 31, 2009, or 6.8% of revenues, a decrease of $3.5 million, or 38.7%.  The decrease in general and administrative expenses was primarily attributable to the decrease in the number of employees as a result of the cost reduction initiative that was implemented at the end of 2008 and early 2009.  In addition, the dollar cost of our Israeli personnel expenses also decreased in 2009 as a result of the depreciation of the NIS against the U.S. dollar in such period.  General and administrative expenses for the years ended December 31, 2008 and 2009 include $1.7 million and $1 million, respectively, of stock-based compensation recorded under ASC 718.

Acquisition-related costs.  In 2009, we recorded $580,000 of acquisition-related legal and accounting costs that we incurred in connection with the acquisition of the Aethra assets.  We did not record any acquisition-related costs in 2008.

Financial Income, Net.  Financial income, net decreased from $2.5 million for the year ended December 31, 2008 to $1.7 million for the year ended December 31, 2009.  The decrease was primarily attributable to lower interest rates on securities, bonds and bank deposits.  Financial income, net includes $1.8 million and $554,000 other than temporary impairment of available for sale securities in 2008 and 2009, respectively.  In addition, in 2008 auction rate securities classified as available for sale were redeemed at par value in the amount of $600,000, as a result of which net income in the amount of $376,000 was recorded as financial income, net.  No auction rate securities were redeemed in 2009.  Financial income in 2008 and 2009 was primarily derived from the investment of the proceeds of our March 2000 initial public offering, cash generated from operating activities and exercise of options by employees, which was offset in part by the use of cash to repurchase our ordinary shares.

Tax Benefit (Expense), Net. For the year ended December 31, 2008, we recorded an income tax expense of approximately $280,000.  The expense was primarily derived from current tax expenses of approximately $690,000 and prior years’ tax expenses of approximately $357,000, offset by a $767,000 benefit resulting from an increase in deferred income tax assets.  For the year ended December 31, 2009, we recorded an income tax expense of approximately $5.5 million.  The expense was primarily derived from a decrease in deferred taxes of approximately $4.4 million mainly due to the write down of both domestic and foreign deferred tax assets due to uncertainty about our future revenues from Cisco, which we expect to decline gradually in 2010 as well as the effect on our profits if those revenues are not replaced.  In addition, the income tax expense for 2009 included $719,000 of current foreign taxes and approximately $365,000 of prior years’ domestic tax expenses.

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

               Cost of Revenues.  Cost of revenues increased from $18.3 million for the year ended December 31, 2007 to $18.8 million for the year ended December 31, 2008, an increase of $0.5 million, or 2.7%.  Gross profit as a percentage of revenues was 80.0% for the year ended December 31, 2007 as compared to 77.8% for the year ended December 31, 2008.  Cost of revenues for the years ended December 31, 2007 and 2008 includes $411,000 and $384,000, respectively, of stock-based compensation recorded under ASC 718.

Research and Development Expenses.  Research and development expenses increased from $30.3 million for the year ended December 31, 2007 to $36.9 million for the year ended December 31, 2008, an increase of $6.6 million, or 21.8%.  The increase in research and development expenses was primarily attributable to an increase in the research and development personnel engaged in the execution of the strategic plan that we announced at the beginning of 2008 to reassert our technology leadership with a focus on the enterprise market.  The dollar cost of our Israeli personnel expenses also increased in 2008 as a result of the appreciation of the NIS against the U.S. dollar in such period.  Research and development expenses as a percentage of revenues increased from 33.1% for the year ended December 31, 2007 to 43.5% for the year ended December 31, 2008.  Research and development expenses for the years ended December 31, 2007 and 2008 include $1.7 million and $1.5 million, respectively, of stock-based compensation recorded under ASC 718.

Marketing and Selling Expenses.  Marketing and selling expenses increased from $32.6 million for the year ended December 31, 2007 to $35.3 million for the year ended December 31, 2008, an increase of $2.7 million, or 8.3%.  The increase in marketing and selling expenses was primarily attributable to the increased dollar cost of our Israeli personnel expenses as a result of the appreciation of the NIS against the U.S dollar in such period.  Marketing and selling expenses as a percentage of revenues increased from 35.6% for the year ended December 31, 2007 to 41.7% for the year ended December 31, 2008.  Marketing and selling expenses for the years ended December 31, 2007 and 2008 include $2.0 million and $1.8 million, respectively, of stock-based compensation recorded under ASC 718.

General and Administrative Expenses.  General and administrative expenses increased from $8.6 million for the year ended December 31, 2007 to $9.0 million for the year ended December 31, 2008, an increase of $0.4 million, or 4.7%.  The increase in general and administrative expenses was primarily attributable to increased labor expenses mainly due to increased expenses related to the dollar cost of our Israeli personnel expenses as a result of the appreciation of the NIS against the U.S. dollar.  General and administrative expenses as a percentage of revenues increased from 9.4% for the year ended December 31, 2007 to 10.6% for the year ended December 31, 2008.  General and administrative expenses for the years ended December 31, 2007 and 2008 include $1.3 million and $1.7 million, respectively, of stock-based compensation recorded under ASC 718.

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

Consolidated Balance Sheet Data

Trade Receivables.  Trade receivables decreased from $14.1 million at December 31, 2008 to $11.7 million at December 31, 2009, a decrease of $2.4 million, or 17%.  This decrease was primarily attributable to a decrease in our revenues.

Allowance for Doubtful Accounts.  Allowance for doubtful accounts increased from $0.9 million at December 31, 2008 to $1.5 million at December 31, 2009, an increase of $544,000, or 58.7%.  Allowance for doubtful accounts as a percentage of trade receivables increased from 6.2% as of December 31, 2008 to 12.6% as of December 31, 2009 mostly due to an allowance for doubtful debt of an Aethra customer.

Other Receivables and Prepaid Expenses.  Other receivables and prepaid expenses decreased from $6.1 million at December 31, 2008 to $5.6 million at December 31, 2009, a decrease of $50,000, or 9%.  This decrease was primarily attributable to a decrease in deferred tax asset due to a $4.4 million deferred tax asset write down, which decrease was offset in part by an increase in prepaid rent expenses and governmental authorities.

Inventories.  Inventories decreased from $1.2 million at December 31, 2008 to $1 million at December 31, 2009, a decrease of $205,000, or 17.3%.  The number of inventory days outstanding decreased from approximately 21 days at December 31, 2008 to approximately 19 days at December 31, 2009.

Trade Payables.  Trade payables decreased from $2.1 million at December 31, 2008 to $1.5 million at December 31, 2009, a decrease of $577,000, or 28.1%.

Other Payables, Accrued Expenses and Deferred Revenues.  Other payables, accrued expenses and deferred revenues decreased from $24.7 million at December 31, 2008 to $20.2 million at December 31, 2009, a decrease of $4.5 million, or 18.2%.  This decrease was primarily attributable to a decrease in deferred revenues and accrued expenses for subcontractors and other vendors.

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

Impact of Currency Fluctuation and of Inflation

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and related personnel expenses, are in NIS.  Therefore, the dollar cost of our operations is influenced by the extent to which any inflation in Israel is offset on a lagging basis, or is not offset by the depreciation of the NIS in relation to the dollar.  When the rate of inflation in Israel exceeds the rate of depreciation of the NIS against the dollar, the dollar cost of our operations in Israel increase.  If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

The following table presents information about the rate of inflation in Israel, the rate of depreciation or appreciation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the depreciation:

Year ended December 31,	Israeli inflation rate %	NIS depreciation (appreciation) rate %	Israeli inflation adjusted for depreciation (appreciation) %
2005	2.4	6.8	(4.3)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6

We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the depreciation of the NIS against the dollar or if the timing of the depreciation lags behind inflation in Israel.

A depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the dollar.  This depreciation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.  During 2007 and 2008, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses in such periods.  While the NIS/dollar exchange rate was approximately the same at December 31, 2008 and 2009, the NIS fluctuated against the U.S. dollar during 2009.  Because exchange rates between the NIS and the dollar fluctuate continuously exchange rate fluctuations and especially larger periodic depreciations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure.  As of December 31, 2009, we had outstanding forward exchange contracts for the acquisition of NIS 82.8 million in consideration for $21.8 million maturing in a period of up to one year from that date.  As of December 31, 2009, the changes in fair value of these contracts are $162,000.

Recently Issued Accounting Standards

In May 2009, the FASB issued authoritative guidance on subsequent events, which sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may have occurred for potential recognition or disclosure in the financial statements. The guidance also sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  We adopted this guidance as of December 31, 2009.

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for us beginning October 1, 2010.  The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities and additional disclosures for variable interests.  We believe that the adoption of this new guidance will not have a material impact on our financial statements.

In October 2009, the FASB issued an update to ASC 985-605, “Software-Revenue Recognition.”  In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the scope of the software revenue recognition guidance.  In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance.  The mandatory adoption is on January 1, 2011.  We may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented.  We are currently evaluating the impact of ASC 985-605 on our consolidated results of operations and financial condition.

In October 2009, the FASB issued an update to ASC 605-25, “Revenue recognition – Multiple-Element Arrangements,” that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to:

•	Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

•	Require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have VSOE of selling price or third-party evidence of selling price;

•	Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and

•	Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

We may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. We are currently evaluating the impact on its consolidated results of operations and financial condition.

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

As of December 31, 2009, we had approximately $40.3 million in cash and cash equivalents, $60.1 million in short term investments, and our working capital was approximately $96.9 million.  Taking into account long-term investments, we had approximately $126.1 million in cash and investments as of December 31, 2009.  We believe that our working capital is sufficient for our present requirements and is sufficient to meet our day to day operating expenses and material commitments for the next 12 months.

Our management believes that another financial measure that is important in assessing our company’s financial condition is day’s sales outstanding, or DSOs.  We reduced our DSOs from 61 days at December 31, 2008 to 47 days at December 31, 2009.

Capital expenditures for the years ended December 31, 2007, 2008 and 2009 were approximately $4.2 million, $3.0 million and $2.1 million, respectively.  These expenditures were principally for research and development equipment, office furniture and equipment and implementation of an enterprise resource planning (ERP) system in 2007.  We currently do not have significant capital spending or purchase commitments, other than the $10 million associated with our acquisition of the Aethra assets, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations, infrastructure and personnel.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2007	2008	2009
	($ in thousands)
Net cash provided by operating activities	9,895	5,864	7,256
Net cash provided by (used in) investing activities	32,351	(2,617)	(4,711)
Net cash used in financing activities	(19,986)	(10,745)	(128)
Net increase (decrease) in cash and cash equivalents	22,260	(7,498)	2,417
Cash and cash equivalents at beginning of period	23,110	45,370	37,872
Cash and cash equivalents at end of period	45,370	37,872	40,289

Net cash provided by operating activities was approximately $7.3 million for the year ended December 31, 2009.  This amount was primarily attributable to our net loss of $774,000 adjusted for depreciation and amortization expenses of $3.2 million, stock-based compensation of $4.3 million recorded under ASC 718, a decrease in deferred tax asset in the amount of $4.4 million and a decrease of $2.4 million in trade receivables, net.  These adjustments to net loss were off-set in part by a decrease of $3.1 million in accrued expenses and other accounts payable, a $1 million increase in other accounts receivables and prepaid expenses, an increase of $1 million in long term prepaid expenses and a $421,000 decrease in accrued interest.  Net cash provided by operating activities was approximately $5.9 million for the year ended December 31, 2008.  This amount was primarily attributable to net loss of $12.9 million adjusted for depreciation and amortization expenses of $3.9 million, stock-based compensation of $5.4 million recorded under ASC 718, a decrease of $0.5 million in inventory, a $1.5 million increase of deferred revenues, a $0.9 million decrease in trade receivables, a $2.0 million decrease in other receivables and prepaid expenses and a $1.8 million decrease in accrued interest.  These adjustments to net income were offset in part by an increase of $0.8 million in deferred tax assets.  Net cash provided by operating activities was approximately $9.9 million for the year ended December 31, 2007.  This amount was primarily attributable to net income of $9.6 million adjusted for depreciation and amortization expenses of $3.6 million, stock-based compensation of $5.4 million recorded under ASC 718 and a decrease of $1.3 million in inventory.  These adjustments to net income were offset in part by an increase of $2.4 million in deferred tax assets, a $1.9 million decrease of deferred revenues and $2.1 million increase in trade receivables.

Net cash used in investing activities was approximately $4.7 million for the year ended December 31, 2009.  Of the cash used in investing activities in the year ended December 31, 2009, approximately $2.1 million was used for purchases of property and equipment and approximately $2.6 million was used to purchase investments in bank deposits and marketable securities.  Net cash used in investing activities was approximately $2.6 million for the year ended December 31, 2008.  Of the cash used in investing activities in the year ended December 31, 2008, approximately $3.0 million was used for purchases of property and equipment, offset by approximately $0.4 million provided by proceeds from investments in bank deposits and marketable securities.  Net cash provided by investing activities was approximately $32.4 million for the year ended December 31, 2007.  Of the cash provided by investing activities in the year ended December 31, 2007, approximately $36.5 million, net was provided by proceeds from investments in bank deposits and marketable securities, offset by approximately $4.2 million that was used for purchases of property and equipment.

Net cash used in financing activities was approximately $129,000 for the year ended December 31, 2009.  Of the cash used in financing activities in the year ended December 31, 2009, $1.1 million was used for the repurchase of our company’s shares, offset by a $567,000 tax benefit arising from the exercise of non-qualified employee options and the issuance of $446,000 of ordinary shares and treasury stock.  Net cash used in financing activities was approximately $10.7 million for the year ended December 31, 2008.  Of the cash used in financing activities in the year ended December 31, 2008, $11.1 million was used for the repurchase of our company’s shares, offset by a $0.4 million tax benefit arising from the exercise of non-qualified employee options.  Net cash used in financing activities was approximately $20.0 million for the year ended December 31, 2007.  Of the cash used in financing activities in the year ended December 31, 2007, $27.0 million was used for the repurchase of our company’s shares, offset by $6.9 million of proceeds received from the exercise of employee options.

During the second quarter of 2006, we announced that our Board of Directors had authorized the repurchase of up to $30 million or two million of our ordinary shares in the open market from time to time at prevailing market prices.  The repurchase program received the approval of the District Court in Tel Aviv-Jaffa in August 2006 in accordance with the requirements of the Israeli Companies Law.  Under this program, which was completed in 2007, we repurchased 1,631,724 ordinary shares at a total purchase price of approximately $30 million, or an average price of $18.37 per share and.

During the third quarter of 2007, we announced that our Board of Directors had authorized the repurchase of up to an additional $30 million of our ordinary shares in the open market from time to time at prevailing market prices.  The repurchase program received the approval of the District Court in Tel Aviv-Jaffa in November 2007 in accordance with the requirements of the Israeli Companies Law.  As of December 31, 2009, we had repurchased 2,183,316 ordinary shares under the program at a total purchase price of approximately $16.3 million, or an average price of $7.47 per share.

As of December 31, 2009, we had reissued 808,197 of the repurchased ordinary shares in connection with the exercise of employee stock options.

As of December 31, 2009, our principal commitments consisted of obligations outstanding under operating leases. Our capital requirements are dependent on many factors, including market acceptance of our products and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. While in 2007 and 2008 we experienced substantial increases in our expenditures, in 2009 our operating expenses decreased mainly due to the cost reduction initiative that we implemented at the end of 2008 and early 2009.  In addition, the dollar cost of our Israeli personnel expenses also decreased in 2009 as a result of the depreciation of the NIS against the U.S. dollar in such period. We intend to increase our expenditures in the future consistent with our anticipated growth.  We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

C.      Research and Development, Patents and Licenses

We place considerable emphasis on research and development to expand the capabilities of our existing products and technology, to develop new products and to improve our existing technologies and capabilities.  We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers.  Our gross investment in research and development for the years ended December 31, 2007, 2008 and 2009 was $30.3 million, $36.9 million and $27 million, respectively.  We intend to continue to devote a significant portion of our personnel and financial resources to research and development.  As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.

As of December 31, 2009, our research and development staff consisted of approximately 199 employees compared to 230 as of December 31, 2008.  In 2009, our research and development activities were conducted mainly at our facilities in Tel Aviv, Israel and in part in Beijing, China and New Hampshire, the United States.  In connection with our acquisition of certain assets and liabilities of Aethra in February 2010, we also leased a research and development center in Italy and have hired additional research and development personnel who were previously employed by Aethra. To introduce new, high quality products, we deploy procedures for the design, development and quality assurance of our new product developments.  Our team is divided according to our existing product lines.  Each product line team is headed by a team leader and includes software or hardware engineers and quality control technicians.

We own six registered U.S. patents relating to various aspects of interactive multimedia communications.  During 2009, we were awarded one new U.S. patent and filed six new patent applications with the U.S. Patent and Trademark Office covering protocols and techniques to improve multi-media communications.  We also filed several patent applications for some of such patents in other countries’ patent offices.

D.      Trend Information

Revenues decreased from $91.6 million for the year ended December 31, 2007 to $84.7 million for the year ended December 31, 2008, a decrease of 7.5%, to $81 million for the year ended December 31, 2009, a decrease of 4.4%.  The decrease in revenues in 2008 was as a result of decreased sales in all regions, primarily due to lower sales of solutions for 3G-based networks and Click to Meet product sales in 2008.  In 2008, we decided to reduce our investment in the 3G mobile market, which resulted in lower sales of 3G solutions compared to 2007.  In addition, our revenues from Click to Meet as a standalone product decreased in 2008 compared to 2007 due to lower demand.  The decrease in revenues in 2009 was primarily attributable to the global economic climate and credit crisis, which led to lower spending by customers.  TBU sales decreased by $1.9 million compared to 2008 and NBU sales decreased by $1.8 million mainly due to a decrease in support services revenues.  If global economic and market conditions, or economic conditions in the United States or other key markets, remain weak or weaken further, the demand for our products and technology may decrease in 2010.

For the years ended December 31, 2007, 2008 and 2009, Cisco accounted for approximately 34%, 39% and 42%, respectively, of our sales.  In October 2009, Cisco launched a voluntary cash offer to acquire TANDBERG, one of our principal competitors.  In December 2009, Cisco announced that it has received acceptances for  more than 90% of the outstanding shares of TANDBERG and it has been reported that the acquisition is expected to close in the first half of 2010.  As a result of the acquisition, we expect that our Cisco sales will decline through 2010.

Research and development expenses increased from $30.3 million for the year ended December 31, 2007 to $36.9 million for the year ended December 31, 2008, an increase of $6.6 million, or 21.8%, to $27 million for the year ended December 31, 2009, a decrease of $9.9 million, or 26.8%.  The increase in research and development expenses in 2008 was primarily attributable to an increase in the research and development personnel engaged in the execution of the strategic plan that we announced at the beginning of 2008 to reassert our technology leadership with a focus on the enterprise market.  The dollar cost of our Israeli personnel expenses also increased in 2008 as a result of the appreciation of the NIS against the U.S. dollar in such period.  The decrease in research and development expenses in 2009 was primarily attributable to a decrease in research and development personnel as a result of our cost-cutting measures in 2008 and in early 2009.  In addition, the dollar cost of our Israeli personnel expenses also decreased in 2009 as a result of the depreciation of the NIS against the U.S. dollar in such period.  We anticipate that research and development expenses will increase in 2010 due to the Aethra asset acquisition as a result of which we hired additional research and development personnel who were previously employed by Aethra.

Marketing and selling expenses increased from $32.6 million for the year ended December 31, 2007 to $35.3 million for the year ended December 31, 2008 an increase of $2.7 million, or 8.3%.  Marketing and selling expenses decreased to $27.6 million for the year ended December 31, 2009 a decrease of 21.8%.  The increase in marketing and selling expenses in 2008 was primarily attributable to the increased dollar cost of our Israeli personnel expenses as a result of the appreciation of the NIS against the U.S dollar in such period. The decrease in marketing and selling expenses in 2009 was primarily attributable to the decrease in the number of employees as a result of the cost reduction initiative that was implemented at the end of 2008 and early 2009.  In addition, the dollar cost of our Israeli personnel expenses also decreased in 2009 as a result of the depreciation of the NIS against the U.S. dollar in such period.  We anticipate that marketing and selling expenses will increase in 2010 due to the Aethra asset acquisition and entering into the end point market.

General and administrative expenses increased from $8.6 million for the year ended December 31, 2007 to $9.0 million for the year ended December 31, 2008, an increase of $0.4 million, or 4.7%, to $5.5 million for the year ended December 31, 2009, a decrease of 38.7%.  The increase in general and administrative expenses in 2008 was primarily attributable to the increased dollar cost of our Israeli personnel expenses as a result of the appreciation of the NIS against the U.S dollar in such period.  The decrease in general and administrative expenses in 2009 was primarily attributable to the decrease in general and administrative personnel as part of our cost-cutting measures in 2009. In addition, the dollar cost of our Israeli personnel expenses also decreased in 2009 as a result of the depreciation of the NIS against the U.S. dollar in such period.

E.       Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.       Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2009 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$14,345,000	$4,220,000	$7,192,000	$2,933,000	-
Uncertain income tax position (*)	$1,129,000	-	-	-	-
Accrued severance pay (**)	$7,299,000	-	-	-	-
Total	$22,773,000	$4,220,000	$7,192,000	$2,933,000	-
_____________________
(*)
Under ASC 740 (previously FIN 48), uncertain income tax position is due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 15 to the consolidated financial statements for further information regarding our potential liability under ASC 740.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Zohar Zisapel (1)	61	Chairman of the Board of Directors
Boaz Raviv	50	Chief Executive Officer
Adi Sfadia	40	Chief Financial Officer
Joseph Atsmon (1) (2)	61	Director
Liora Lev (2)	57	Director
Yoseph Linde(2)	63	Director
Efraim Wachtel	65	Director
___________________
(1)  Member of our Option Committee and Compensation Committee.
(2)  Member of our Audit Committee

Messrs. Zohar Zisapel and Efraim Wachtel, Class C directors, will serve as directors until our 2010 annual general meeting of shareholders.  Our Class A and Class B director categories are currently vacant. Mr. Joseph Atsmon was elected at our 2009 annual general meeting of shareholders to serve as an outside director pursuant to the Israeli Companies Law for a third three-year term.  Ms. Liora Lev was elected at our 2009 annual general meeting of shareholders to serve as an outside director pursuant to the Israeli Companies Law for a second three-year term.  Dr. Yoseph Linde was elected at our 2008 annual general meeting of shareholders to serve as an outside director pursuant to the Israeli Companies Law for an initial three-year term.  (See Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside Directors”.)

Zohar Zisapel has served as a director since November 1992.  Mr. Zisapel served as the Chairman of our Board of Directors from November 1992 until August 1999 and again assumed the position of Chairman of our Board of Directors in April 2001.  During the last several years, Mr. Zisapel has been engaged primarily in the management of high technology companies.  Mr. Zisapel is a founder and chairman of the board of directors of RAD Data Communication Ltd. and he serves as a director of other public companies, including Amdocs Ltd., RADCOM Ltd. (as Chairman of the Board of Directors) and Ceragon Networks Ltd. (as Chairman of the Board of Directors).  Mr. Zisapel holds a B.Sc. degree from the Technion - Israel Institute of Technology and an M.Sc. degree from Tel Aviv University.

Boaz Raviv has served as our chief executive officer since January 2006.  Prior to assuming that position and from December, 2000, Mr. Raviv served as general manager of our Technology Business Unit (TBU) and he assumed additional responsibility for our Networking Business Unit (NBU) in late 2004.  From December 1999 to December 2000, Mr. Raviv served as vice president, business development and marketing of Elron TeleSoft Ltd. and from January 1996 to November 1999, Mr. Raviv served as telecom division manager at Elron Software Ltd..  From July 1989 until December 1995, Mr. Raviv served in various positions at CAP GEMINI, France, among such positions in the development of its data communications network.  Mr. Raviv served his apprenticeship at Robotic in CEMAGREF, the French National Center of Mechanical Engineering.  Mr. Raviv holds a B.Sc. degree from the Technion - Israel Institute of Technology.

Adi Sfadia has served as our chief financial officer since July 30, 2008.  Mr. Sfadia served as our Vice President of Finance from mid-2007 until January 2008, when he joined Alvarion Ltd., a WiMAX and wireless broadband solutions provider.  Mr. Sfadia initially joined us in 2004 as corporate controller.  Prior thereto, Mr. Sfadia served in several senior financial positions in Israeli companies, where he gained wide financial and managerial experience.  Mr. Sfadia served five years in a public accounting position with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.  Mr. Sfadia holds a B.A. degree in Business Administration and an M.B.A. degree (magna cum laude) from The College of Management in Tel Aviv and Rishon Lezion, and he is a Certified Public Accountant in Israel.

Joseph Atsmon has served as an outside director (within the meaning of the Israeli Companies Law) since June 2003 and is the Chairman of our audit committee.  Mr. Atsmon has served as a director of Nice Ltd. since July 2001 and Ceragon Networks Ltd. since July 2001.  From 1995 until 2000, Mr. Atsmon served as chief executive officer of Teledata Communication Ltd., a public company acquired by ADC Telecommunication Inc. in 1998.  From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and corporate vice president for Business Development.  Mr. Atsmon holds a B.Sc. degree in Electrical Engineering (summa cum laude) from the Technion - Israel Institute of Technology.

Liora Lev has served as an outside director (within the meaning of the Israeli Companies Law) since December 2006 and is a member of our audit committee.  Ms. Lev is the founder and has served as general partner of Ascend Technology Ventures since 1999.  Of the portfolio companies of Ascend Technology Ventures, Ms. Lev currently serves as a member of the board of directors of Columbus Application Provider and as a member of the board of directors of SintecMedia Ltd., Intellinx Ltd. and Can-Fite BioPharma Ltd. (publicly traded on the Tel Aviv Stock Exchange).  In addition, Ms. Lev serves as the chief executive officer and as a director of Advanced Technology Acquisition Corporation (publicly traded on the American Stock Exchange, symbol: AXC), positions she has held since August 2006.  From 1994 until 2000, Ms. Lev served as Commissioner of the Israel Securities Authority and as a member of the Israeli Accounting Standards Board.  From 1992 until 1998, Ms. Lev served as chief financial officer and was in charge of the chief information officer of Ashtrom Group.  Ms. Lev is a certified public accountant in Israel, with over 20 years of experience in business management, information systems management and finance of public and private companies.  Ms. Lev holds a B.A. in Accounting and Economics and an M.Sc. degree in Management Science, specializing in information systems, both from Tel Aviv University.  Ms. Lev is also a graduate of the Advanced Management Program, Harvard Business School.

Dr. Yoseph Linde has served as an outside director (within the meaning of the Israeli Companies Law) since August 2008 and is a member of our audit committee.  Dr. Linde currently serves as general partner of Jerusalem Global Ventures, or JGV, a venture capital fund specializing in early investments in start-up companies providing products for Internet infrastructure, a position that he has held since 1999.  Dr. Linde also serves as a director of LocationNet Ltd. and Lumus Ltd., portfolio companies of JGV.  JGV manages three parallel funds (Israel and Cayman).  Dr. Linde is a general partner and director of two of the funds (CommLaunch Holdings and NetLaunch Holdings) and is also a director of the management company (JGV).  From 1993 until 1999, Dr. Linde was the founder and chairman of LANart Corporation, a company acquired by Communications Systems Inc. in 1999.  From 1983 until 1993, Dr. Linde was the founder and chairman of Chipcom Corporation, a public company acquired by 3Com in 1995.  From 1982 until 1983, Dr. Linde held the position of Professor at the School of Engineering of Boston University.  Dr. Linde holds a B.Sc. degree in electrical engineering from the Technion – Israel Institute of Technology, a M.Sc. degree in electrical engineering from Tel-Aviv University and a Ph.D in electrical engineering from Stanford University.

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

Set forth below are the name, age, principal position and a biographical description of each of our other senior officers:

Name	Age	Position
Rael Kolevsohn	40	Vice President and General Counsel
Anat Mogilevsky	36	Vice President of Human Resources
Roberto Giamagli	45	General Manager, Networking Business Unit
Avishai Sharlin	43	General Manager, Technology Business Unit
Ilan Givon	51	Vice President Operations
Itai Margalit	40	General Manager, Europe, Middle East and Africa
Eitan Livne	47	General Manager, Asia-Pacific

Rael Kolevsohn has served as our Vice President and General Counsel since August 2007.  Prior to joining our company and from 1998 to 2007, Mr. Kolevsohn served as Vice President and General Counsel of Gilat Satellite Networks Ltd., a leading global provider of products and services for satellite based communications networks.  From 1994 to 1998, Mr. Kolevsohn completed his legal internship and worked as an associate at the Tel Aviv law firm of Yosiffof, Amir, Cohen & Co.  Mr. Kolevsohn holds an LLB, with honors, from the Hebrew University of Jerusalem and is a member of the Israel Bar Association.

Anat Mogilevsky has served as our Vice President of Human Resources since March 2009.  Ms. Mogilevsky has extensive experience in human resources, training and organizational development.  Prior to joining our company and from March 2005, Ms. Mogilevsky served as the Director of Human Resources, Training and Organizational Development at Alvarion Ltd., where she was responsible for a myriad of activities in training, internal communications, organizational development and performance management for the global organization.  Prior thereto and from May 2001, Ms. Mogilevsky served as a Human Resources professional at Teva Pharmaceuticals.  Ms. Mogilevsky holds an M.A. degree in Labor Studies and a B.A. degree in Sociology and Anthropology from Tel Aviv University.

Roberto Giamagli has served as General Manager, Networking Business Unit since March 2009. Between January 2008 and June 2009, Mr. Giamagli served as our General Manager for Europe, Middle East and Africa operations. Mr. Giamagli joined RADVISION in October 2005 as Director of sales for Italy. Mr. Giamagli has over 18 years of international sales and management experience in the voice, video and data communications industry.  Prior to joining our company and from 1989, Mr. Giamagli served as a vice president, sales and vice president, marketing at Aethra spa, where he established and expanded a direct and indirect sales team.  Mr. Giamagli holds a B.Sc. degree in Computer Science from Pisa University, Italy.

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

Ilan Givon has served as our Vice President Operations since March 2006.  Prior to joining our company and from 2003, Mr. Givon served as the Corporate Vice President for strategic accounts with M-Systems (subsequently merged into Sandisk), a leading manufacturer of personal data storage solutions.  Prior thereto and from 1998, Mr. Givon served for ten years at Intel Corporation, both in Israel and the United States, in several key positions related to operations, materials management and logistics.  Mr. Givon holds a B.A. degree in Economics and Political Science from Tel Aviv University and did advanced studies in Executive Business Management at the Hebrew University of Jerusalem Business School and in Purchasing and Materials Supply Management at the Technion-Israel Institute of Technology.

Itai Margalit served as our General Manager for Europe, Middle East and Africa operations since September 2009.  Mr. Margalit has extensive experience in the hi-technology industry.  Mr. Margalit has held multiple sales management positions, focusing on the EMEA region, in a wide range of product markets. Before joining our company, Mr. Margalit served as the VP Sales – UK, Ireland, and Nordics at Nice CTI Systems UK, where he was responsible for running a multi-million dollar business and managing a large professional team. Mr. Margalit holds an MBA degree in International Business and Finance from Kansas State University.

Eitan Livne has served as General Manager for our Asia-Pacific operations since April 2004.  In such position, Mr. Livne manages all sales, field marketing, customer support, human resources, and accounting for this region.  Mr. Livne has a wealth of experience in high technology sales throughout Asia.  Prior to joining our company and from 2002, Mr. Livne served as the president of TGM International, a specialized multinational firm focusing on providing sales support in Asia to global high technology companies.  Prior thereto and from 1994, Mr. Livne served in various positions at ECI Telecom, an Israeli based provider of SDH (Synchronous Digital Hierarchy) Optical networking equipment, during which time he managed the company’s operations in Asia and served as its president for the Asia-Pacific region.  Mr. Livne holds a B.Sc. degree in Exact Sciences from Tel Aviv University.

B.            Compensation

The following table sets forth information concerning the total compensation paid with respect to all of our directors and our executive officers as a group during the year ended December 31, 2009.

Name and Principal Position	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
All officers and directors as a group (8 persons)	$545,044	$171,456

We provide automobiles or automobile expense reimbursement to our executive officers at our expense.

As of December 31, 2009, our directors and executive officers as a group, consisting of eight persons, held options to purchase an aggregate of 817,987 ordinary shares, having exercise prices ranging from $4.7 to $20.17.  Generally, the options vest over a four-year period.  The options will expire between October 1, 2010 and March 3, 2016 (which is six to ten years from the date of grant of the respective options) or earlier upon termination of employment as an executive officer or with respect to a director, within 18 months after termination or resignation from such office.  All of such options were granted under our 2000 Stock Option Plan.  See this Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plan.”

We pay each of our outside directors the minimum statutory annual and per meeting cash attendance fees payable to outside directors in companies of our size established in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended (currently, NIS 45,000 ($11,921) per year and NIS 1,590 ($421) per meeting attended), in accordance with the approval of our shareholder at our 2008 annual general meeting.

At our 2009 annual general meeting, our shareholders approved an equity-based compensation plan for directors (other than the current Chairman of our Board of Directors), as follows: (i) for each year of service as a director, an annual grant of options to purchase 10,000 ordinary shares to each of the directors or any outside director who is determined by the Board of Directors to be an “expert outside director,” as defined in regulations promulgated under the Israeli Companies Law and (ii) for each year of service as an outside director who is determined by our Board of Directors to be an “expert outside director,” an annual grant of options to purchase 13,300 ordinary shares.  Our Board of Directors determined that Mr. Atsmon qualifies as an “expert outside director.”  All of the options will be granted under our 2000 Employee Stock Option Plan, will be fully vested and immediately exercisable on the applicable date of grant and will expire 18 months after such director’s termination or resignation from office.  The exercise price per share of the options will be equal to the closing price per share of the ordinary shares on the NASDAQ Global Market on the applicable date of grant.  The term of the compensation plan is for six years commencing from the date of the annual general meeting and will be extended, with respect to any current or future director who is reelected or elected, as applicable, during such six-year period, for the duration of his or her then pending three-year term.

In addition, at our 2009 annual general meeting, our shareholders approved an equity-based compensation plan for the Chairman of our Board of Directors.  In accordance with such plan, if reelected at our 2010 annual general meeting, options to purchase 20,000 ordinary shares will be granted to our Chairman on the date of such meeting, and thereafter, annually during the three-year period of the Chairman’s term, on the date of each annual general meeting (i.e., on the date of the 2011 and 2012 annual general meetings).  Our Chairman would be entitled to receive, if reelected, options to purchase 60,000 ordinary shares during any three-year term going forward.  This same mechanism would apply at the time of the Chairman’s reelection at the 2013 annual general meeting, so that our Chairman would be entitled to receive options to purchase an aggregate of 120,000 ordinary shares during the next six years, if reelected.  The term of the Chairman’s benefit plan is for six years.  The options will be fully vested and exercisable immediately on the applicable date of grant and will expire 18 months after the Chairman’s termination of or resignation from office.  The options will be granted under our 2000 Employee Stock Option Plan.  The exercise price per share of the options will be equal to the closing price per share of our ordinary shares on the NASDAQ Global Market on the applicable date of grant.

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

In accordance with our articles of association, our board of directors is divided into three classes (other than outside directors), each consisting of a number of directors equal as nearly as practicable to one-third of the total number of non-external directors.  Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting.  At our 2009 annual general meeting, our shareholders approved an amendment to our articles of association under which we are permitted to create a vacancy in two of the three director classes at any given time.  Our Class A and Class B director categories are currently vacant.

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

Outside and Independent Directors

Outside Directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors.  No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

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

•
the majority of shares voted at the meeting in favor of their election include at least one-third of the shares held by non-controlling shareholders that voted at the meeting  (not including abstentions); or

•	the total number of shares held by non-controlling shareholders voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

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

Our Board of Directors has three outside directors under Israeli law. Mr. Joseph Atsmon and Ms. Liora Lev, both of whom have “accounting and financial expertise,” and Dr. Yoseph Linde, who has “professional expertise,” as such terms are defined under the Israeli Companies Law.  Mr. Atsmon was elected to serve as an outside director for an initial three year term in 2003, was elected to serve as an outside director for a second three-year term at our 2006 annual general meeting of shareholders and was elected to serve as an outside director for an additional three-year term at our 2009 annual general meeting of shareholders.  Ms. Lev was elected to serve as an outside director for an initial three year term at our 2006 annual general meeting of shareholders and was elected to serve as an outside director for a second three-year term at our 2009 annual general meeting of shareholders.  Dr. Yoseph Linde was elected to serve as an outside director for an initial three year term at our 2008 annual general meeting of shareholders.

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

Option Committee.  Our board of directors has established an option committee, which administers our option plans (see Item 6E. Directors, Senior Management and Employees - Share Ownership - Stock Option Plan”).  The Option Committee is responsible for approving all option grants other than grants to our directors, chief executive officer and all other officers that report to the chief executive officer.  Messrs. Zohar Zisapel and Joseph Atsmon are the current members of our option committee.

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

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances.  This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder.  Each person identified as a director or executive officer in the first table under Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management” above is an office holder.

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

•	a breach of the office holder’s duty of care to the company or to another person;

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

Indemnification of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•	a monetary liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

•
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

In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

•
prospectively undertake to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of events which the company’s board of directors deems foreseeable considering the company’s actual operations at the time of the undertaking, and to an amount or standard that the board of directors has determined as reasonable under the circumstances; and

•	retroactively indemnify an office holder of the company.

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

•	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

•	any act or omission done with the intent to unlawfully yield a personal gain; or

•	any fine or forfeiture imposed on the office holder.

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

D. Employees

As of December 31, 2009, we had 393 employees worldwide, of whom 199 were employed in research and development, 127 in sales and marketing, 32 in management and administration and 35 in operations.  Of such employees, 226 were based in Israel, 74 in the Americas, 71 in the Asia-Pacific region and 22 in Europe.  We reduced the number of our employees during the latter part of 2008 and early 2009 as part of our cost-cutting initiatives.  We expect to increase the number of our employees by approximately 50 persons in 2010 principally due to our engagement of personnel who were previously employed by Aethra.

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

Our relationships with our employees in Israel are governed by Israeli labor legislation and regulations, extension orders of the Israeli Ministry of Labor and personal employment agreements.  Israeli labor laws and regulations are applicable to all of our employees in Israel.  The laws concern various matters, including severance pay rights at termination, notice period for termination, retirement or death, length of workday and workweek, minimum wage, overtime payments and insurance for work-related accidents.  We currently make contributions towards funding our ongoing contingent legal severance pay obligations by paying monthly premiums for our employees’ insurance policies and/or pension funds on account of such severance obligations.

In addition, Israeli law requires Israeli employees and employers to pay specified sums to the National Insurance Institute, which is similar to the United States Social Security Administration.  Since January 1, 1995, such amounts also include payments for national health insurance.  The payments to the National Insurance Institute that include health insurance fees are approximately 17.43% of wages, of which the employee contributes approximately 69.0% and the employer contributes approximately 31.0%.  The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.  We contribute 13.3% to 15.8%, depending on the employee, of base wages to such plans and the employee contributes about 5.0%.  We and our employees are not parties to any collective bargaining agreements.  However, certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Manufacturers’ Association of Israel, are applicable to our employees by “extension orders” of the Israeli Ministry of Labor.  These provisions principally concern periodic cost of living adjustments, travel allowances, recuperation pay and other conditions of employment.

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

E.       Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table and the footnotes thereto contain information as of April 22, 2010 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.

Name	Number of ordinary shares (1)	Percentage of outstanding ordinary shares (2)
Zohar Zisapel	4,883,651 (3)	24.97%
Boaz Raviv	397,562 (4)	2.00%
Adi Sfadia	*	*
Joseph Atsmon	*	*
Liora Lev	*	*
Yoseph Linde	*	*
Efraim Wachtel	*	*
_______________________
*	Less than 1%

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

(2)	The percentages shown are based on 19,516,880 ordinary shares issued and outstanding (which excludes 2,999,343 ordinary shares held as treasury stock) as of April 22, 2010.

(3)
Includes (i) 3,223,235 Ordinary Shares owned of record by Mr. Zohar Zisapel; (ii) 41,250 Ordinary Shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, which have an exercise price of $19.59 per share and expire in July 2013; (iii) 1,121,097 Ordinary Shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 Ordinary Shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 Ordinary Shares owned of record by RAD Data Communications Ltd., an Israeli company.  Mr. Zohar Zisapel is a principal shareholder and Chairman of the board of directors of RAD Data Communications Ltd.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(4)	Subject to currently exercisable options, with exercise prices ranging between $4.70 and $20.17, and expiration dates ranging between October 1, 2010 and January 3, 2016.

Stock Option Plan

In 2000, we adopted our 2000 Employee Stock Option Plan, or the 2000 Plan, which authorizes the grant of options to employees and consultants of our company and its subsidiaries.  The 2000 Plan initially authorized the issuance thereunder of up to 636,477 ordinary shares and, in addition, subject to sufficient authorized share capital, provides for the reservation of up to 4% of our share capital, on a fully diluted basis, in each subsequent year following the year 2000.  We are currently authorized to issue up to 7,553,553 ordinary shares under the 2000 Plan.

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

•	the persons to whom awards are granted;

•
the form, terms and conditions of the written stock option agreement evidencing the option, including the type of option and the number of shares to which it pertains, the exercise price, option term, vesting schedule and exercisability of the option in special cases (such as death, retirement, disability and change of control); and

•	the form and provisions of the notice of exercise and payment upon exercise of the option.

Subject to the provisions of the 2000 Plan and law, the Board of Directors has the authority to:

•	nominate a trustee for options issued under Section 102 of the Israeli Tax Ordinance;

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

A summary of the status of the 2000 Plan as of December 31, 2007, 2008 and 2009, and changes during the years ended on those dates, is presented below:

	Year ended December 31,
	2007			2008			2009
	Amount		Weighted average exercise price	Amount		Weighted average exercise price	Amount		Weighted average exercise price

Options outstanding at the beginning of the year	3,449,430	(1)	$13.20	3,588,953	(2)	$12.00	3,294,685	(3)	$10.18
Granted	1,118,000		$16.88	551,000		$6.35	746,300		$6.26
Exercised	(639,280)		$10.61	(5,000)		$5.91	(81,500)		$5.50
Cancelled and Forfeited	(339,197)		$15.34	(840,268)		$15.45	(564,589)		$11.69

Options outstanding at the end of the year	3,588,953	(2)	$14.60	3,294,685	(3)	$10.18	3,394,896	(4)	$9.18

Options exercisable at the end of the year	1,332,278		$12.65	1,081,648		$10.83	1,248,227		$11.69

Options that may be granted as of the end of they ear	145,548			821,882			605,346

________________________________

(1)	Including options to purchase 241,250 ordinary shares granted to directors of our company outside of the 2000 Plan, pursuant to the approval of our shareholders.

(2)	Including options to purchase 377,500 ordinary shares granted to directors of our company outside of the 2000 Plan, pursuant to the approval of our shareholders.

(3)	Including options to purchase 340,625 ordinary shares granted to directors of our company outside of the 2000 Plan, pursuant to the approval of our shareholders.

(4)	Including options to purchase 230,800 ordinary shares granted to directors of our company outside of the 2000 Plan, pursuant to the approval of our shareholders.

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

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information, as of the date of April 22, 2010, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares.

Name	Number of ordinary shares beneficially owned (1)	Percentage of outstanding ordinary shares (2)
Zohar Zisapel	4,883,651(3)	24.97%
Royce & Associates, LLC	1,397,200 (4)	7.16%
Yehuda Zisapel	1,341,950 (5)	6.88%
Renaissance Technologies LLC	1,252,470 (6)	6.42%
TimesSquare Capital Management, LLC	1,184,900 (7)	6.07%
Ross Margolies.	1,004,612 (8)	5.15%
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

(2)	The percentages shown are based on 19,516,880 ordinary shares issued and outstanding (which excludes 2,999,343 ordinary shares held as treasury stock) as of April 22, 2010.

(3)
Includes (i) 3,223,235 Ordinary Shares owned of record by Mr. Zohar Zisapel; (ii) 41,250 Ordinary Shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, which have an exercise price of $19.59 per share and expire in July 2013; (iii) 1,121,097 Ordinary Shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 Ordinary Shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 Ordinary Shares owned of record by RAD Data Communications Ltd., an Israeli company.  Mr. Zohar Zisapel is a principal shareholder and Chairman of the board of directors of RAD Data Communications Ltd.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(4)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 9, 2010.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 21, 2009.  Includes: (i) 751,901 Ordinary Shares owned of record by Mr. Yehuda Zisapel; (ii) 402,836 Ordinary Shares owned of record by RADbit Inc., an Israeli company wholly-owned by Mr. Yehuda Zisapel; and (iii) 187,213 Ordinary Shares owned of record by RAD Data Communications Ltd., an Israeli company.  Mr. Yehuda Zisapel is a principal shareholder and a director of RAD Data Communications Ltd.  Mr. Yehuda Zisapel and his brother, Mr. Zohar Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 12, 2010.  The Schedule 13G/A was filed by Renaissance Technologies LLC and James H. Simons due to his controlling interest in Renaissance Technologies LLC.

(7)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 31, 2008.

(8)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on April 20, 2010.  The Schedule 13G/A states that of such shares, 993,500 ordinary shares are held by Stelliam Master Fund, L.P., a Cayman Islands exempted limited partnership, and Stelliam Master Long Fund, L.P., a Cayman Islands exempted limited partnership.  Stelliam Investment Management LP serves as investment manager for such funds and Mr. Ross Margolies is the managing member of Stelliam Investment Management LP.  Therefore, each of Stelliam Investment Management LP and Mr. Margolies may be deemed to be the beneficial owner of shares held for the account of such funds.  In addition, the Schedule 13G/A states that Mr. Margolies holds directly 11,112 ordinary shares.

Significant Changes in the Ownership of Major Shareholders

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

On February 6, 2007, Clough Capital Partners L.P., or Clough Capital, filed a Schedule 13G with the SEC reflecting beneficial ownership of 1,146,473, or 5.15%, of our ordinary shares.  On February 11, 2008, Clough Capital filed with the SEC an amendment to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,255,373, or 5.52%, of our ordinary shares.  On February 10, 2009, Clough Capital filed with the SEC Amendment No. 2 to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,232,973, or 6.09%, of our ordinary shares.  The Schedule 13G/A reflects that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital serves as investment adviser.  Such shares may be deemed beneficially owner by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Clough, Canty and Brock, the managing members of Clough Capital Partners LLC.  Each such entity and person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.  On February 10, 2010, Clough Capital filed with the SEC Amendment No. 3 to Schedule 13G, reflecting that it ceased to own any of our shares.

On February 15, 2008, Systematic Financial Management, L.P., or Systematic, filed a Schedule 13G with the SEC reflecting beneficial ownership of 1,172,358, or 5.39%, of our ordinary shares.  In an amendment to the Schedule 13G filed with the SEC on February 13, 2009, Systematic reported beneficial ownership of 1,124,890 of our ordinary shares and that it had therefore ceased to be the beneficial owner of more than 5% of our outstanding shares.

On February 13, 2009, Renaissance Technologies LLC, or Renaissance, filed a Schedule 13G with the SEC reflecting beneficial ownership of 1,513,023, or 7.7%, of our ordinary shares.  On February 12, 2010, Renaissance filed with the SEC Amendment No.1 to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,252,470, or 6.42%, of our ordinary shares.  The Schedule 13G/A reflects that the shares are deemed beneficially owned by James H. Simons due to his controlling interest in Renaissance Technologies LLC.

On April 19, 2010, Stelliam Investment Management LP., or Stelliam Management, and Mr. Ross Margolies filed a Schedule 13G with the SEC reflecting beneficial ownership of 993,500, or 5.09%, of our ordinary shares.  On April 20, 2010, such reporting persons filed with the SEC Amendment No.1 to the Schedule 13G, on Schedule 13G/A, reflecting that Mr. Margolies’ beneficial ownership had increased to 1,004,612, or 5.15%, of our ordinary shares, while Stelliam’s beneficial ownership had not changed.  The Schedule 13G/A states that the 993,500 ordinary shares are held by Stelliam Master Fund, L.P., a Cayman Islands exempted limited partnership, and Stelliam Master Long Fund, L.P., a Cayman Islands exempted limited partnership.  Stelliam Management serves as investment manager for such funds and Mr. Margolies is the managing member of Stelliam Management.  Therefore each of Stelliam Management and Mr. Margolies may be deemed to be the beneficial owner of shares held for the account of such funds.  In addition, the Schedule 13G/A states that Mr. Margolies holds directly 11,112 ordinary shares.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 23, 2010, there were 28 holders of record of our ordinary shares, of which 14 record holders holding approximately 92.20% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 92.19% of our outstanding ordinary shares as of such date).

B.Related Party Transactions

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

AB-NET Ltd. BYNET Data Communication Ltd. BYNET Electronics Ltd. BYNET SEMECH Outsourcing Ltd. BYNET Systems Applications Ltd. BYNET Software Systems Ltd. Ceragon Networks Ltd. Channelot Ltd.	Commex Technologies Ltd. Internet Binat Ltd. Packetlight Networks Ltd. RAD-BYNET Properties and Services (1981) Ltd. RAD Data Communication Ltd. RADWARE Ltd. RADCOM Ltd.	RADLIVE Ltd RADWIN Ltd. Sanrad Inc. SILICOM Ltd. WISAIR Inc.

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

Transactions with related parties:

	Year ended December 31,
	2007	2008	2009
	($ in thousands)
Revenues (1)	$303	$184	$526
Cost of revenues (2)	$23	$14	$11
Research and development expenses (3)	$118	$84	$66
Marketing, selling, general and administrativ expenses (3)	$525	$459	$336
Purchase of property and equipment (4)	$644	$344	$329

___________________________________
(1)	Reflects revenues from our products and maintenance sold to affiliated companies.
(2)	Reflects the reimbursement of costs to affiliated companies that such affiliated companies incurred in connection with administrative services that they have provided to our company.
(3)	Reflects the purchase of components from affiliated companies.
(4)	Reflects the cost of property and equipment that we purchased from affiliated companies.

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

In 2003, another corporation sent us correspondence alleging that some of our products infringe upon patents held by that corporation and offered to license these patents to us.  Subsequent correspondence was exchanged during 2004, in which additional requests were made by the claimant.  As of December 31, 2009, we have recorded a provision of approximately $1.3 million, which we believe covers the probable loss from such allegations.

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

During April 1, 2009, we received a claim made by one of our resellers.  The reseller raised certain claims that we caused it damages due to, among other things, our cessation of the development of one of our products. As of December 31, 2009 we have recorded a provision, which we believe covers the probable loss from such allegations.

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

B.      Significant Changes

Since the date of the annual consolidated financial statements included in this annual report, we have purchased selected assets used by or related to the operation of Aethra, an Italian company specializing in the design, development, marketing and sale of video conferencing systems.

In February 2010, we acquired certain assets of Aethra, including certain intellectual property and technology for HD video conferencing endpoint systems.  The relevant agreements were incorporated into Aethra’s pre-insolvency plan that was filed and admitted by the Italian court on January 25, 2010.  The transaction agreements also include the purchase of additional fixed assets and selected commercial agreements, which remains subject to the approval of the Italian court.  The agreement provides for an aggregate cash purchase price of approximately $10 million (approximately Euro 7 million) and the assumption of approximately $4.3 million (Euro 3 million) of liabilities. We intend to integrate Aethra’s HD video endpoint technology into our video network infrastructure and desktop solutions to offer a full video conferencing portfolio in response to customer demand created by rapid change and consolidation in the video marketplace. We also intend to use the Aethra technology to offer room conferencing systems.  We believe that the addition of Aethra’s technology assets will enhance our existing video network infrastructure and desktop solutions to provide a more complete solution to enterprise customers.

ITEM 9. THE OFFER AND LISTING

A.      Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2005	$18.05	$9.96	$18.40	$10.01
2006	$21.74	$13.86	$21.64	$14.17
2007	$24.97	$10.39	$25.13	$10.57
2008	$11.84	$4.08	$11.29	$4.22
2009	$9.61	$4.31	$9.41	$4.55

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
2008
First Quarter	$11.84	$6.15	$11.29	$6.13
Second Quarter	$7.50	$5.96	$7.67	$5.70
Third Quarter	$7.78	$5.35	$7.88	$4.95
Fourth Quarter	$6.99	$4.08	$7.34	$4.22

2009
First Quarter	$6.23	$4.31	$6.47	$4.55
Second Quarter	$8.63	$4.85	$8.29	$4.96
Third Quarter	$9.61	$7.07	$9.41	$7.48
Fourth Quarter	$7.11	$5.60	$8.59	$5.64

2010
First Quarter	$6.95	$5.95	$6.90	$5.93

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2009	$6.65	$5.60	$8.68	$5.70
November 2009	$7.11	$5.92	$7.00	$5.90
December 2009	$6.40	$5.78	$6.32	$5.80
January 2010	$6.59	$5.95	$6.71	$5.93
February 2010	$6.74	$5.96	$6.45	$6.01
March 2010	$6.95	$6.03	$6.90	$6.10
April 2010 (until April 22)	$6.96	$6.48	$6.95	$6.34

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

Pursuant to our articles of association, our directors (except the outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.  All the members of our board of directors (except the outside directors) may be reelected upon completion of their term of office.  For information regarding the election of outside directors, see “Item 6C. Directors, Senior Management and Employees – Directors and Senior Management - Board Practices - Election of Directors.”

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

Annual and Extraordinary Meetings

Under the Israeli Companies Law, a company must convene an annual meeting of shareholders at least once every calendar year and within 15 months of the last annual meeting.  Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required.  Our board of directors may, in its discretion, convene additional meetings as “special general meetings.”  In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.  See this “Item 10B.  Additional Information - Memorandum and Articles of Association- Rights Attached to Shares-Voting Rights.”

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

The Israeli Companies Law provides that an acquisition of shares of a public company be made by means of a tender offer if as a result of the acquisition the purchaser would become the holder of a ‘‘control block.’’  Under the Israeli Companies Law, shares conferring 25% or more of the voting rights in the company constitute a ‘‘control block.’’  The requirement for a tender offer does not apply if there is already another holder of a control block.  Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the acquirer would hold more than 45% of the voting rights in the company, unless there is another person holding more than 45% of the voting rights in the company.  These requirements do not apply if:

•
the acquisition was made in a private placement the object of which was to confer to the acquiring party a ‘‘control block’’ where there is no holder of a ‘‘control block,’’ or to confer to the acquiring party 45% of the voting rights in the company where there is no holder of 45% of the voting rights in the company, and the private placement received the general meeting’s approval;

•	the acquisition was from the holder of a ‘‘control block’’ and resulted in a person becoming the holder of a ‘‘control block;’’ or

•	the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in a person becoming a holder of more than 45% of the voting rights in the company.

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

Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly-owned subsidiary of the surviving company.  A merger is not subject to the approval of the shareholders of the surviving company if:

•	the merger does not require the alteration of the memorandum or articles of association of the surviving company;

•
the acquiring company would not issue more than 20% of the voting rights thereof to the shareholders of the target company in the course of the merger and no person will become, as a result of the merger, a controlling shareholder of the surviving company, on a fully diluted basis;

•	neither the target company, nor any shareholder that holds 25% of the means of control of the target company is a shareholder of the surviving company; and

•	there is no person that holds 25% or more of the means of control in both companies.

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

D.       Exchange Controls

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares.  In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies. Also, there are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding some transactions. However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

Non-residents of Israel, other than citizens of countries that are in a state of war with Israel, who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

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

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at the rate of 26% in 2009, which was reduced to 25% in 2010. Following an amendment to the Israeli Tax Ordinance, which came into effect on January 1, 2009, the corporate tax rate is scheduled to decrease as follows: 24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2012 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, and such tax rate is scheduled to be the corporate tax rate for future tax years.  However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise, as discussed below.

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

Prior to the April 2005 amendment, the Investment Law provided that capital investments in a production facility (or other eligible assets) may be designated as an approved enterprise upon prior approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor, or the Investment Center.  Each certificate of approval for an approved enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The April 2005 amendment to the Investment Law revised the criteria for investment programs qualified to receive tax benefits, which, if qualified, are referred to as a “beneficiary enterprise” (rather than the previous terminology of “approved enterprise”).  Companies that meet the specified criteria will receive the tax benefits without need for prior approval and instead, a company may claim the tax benefits offered by the Investment Law directly in its tax returns.  Among other things, the April 2005 amendment provides tax benefits to both local and foreign investors.  The period of tax benefits for a new beneficiary enterprise commences in the year that is the later of: (i) the year in which taxable income is first generated by a company, or (ii) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law.  The amendment does not apply to investment programs approved prior to April 1, 2005 and applies only to new investment programs.  We began to generate income under the provision of the amendment as of the beginning of 2006.

A company that owns an approved enterprise is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits, referred to as the “alternative track.”  Under the alternative track, a company’s undistributed income derived from an approved enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the approved enterprise and beneficiary enterprise within Israel).  The exemption begins in the first year that the company realizes taxable income from the approved enterprise. The benefits for a benefited enterprise are similar to the "alternative track" of an approved enterprise.

After expiration of the initial tax exemption period, the company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company (as shown in the table below).  The benefits period is limited to 12 years from completion of the investment under the approved plan or 14 years from the start of the tax year in which the approval was granted, whichever is earlier.  A company in which more than 25% of the shareholders are non-residents of Israel, defined under the Investment Law as a Foreign Investors Company, may be eligible for benefits for an extended period of up to ten years.

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

If a company distributes dividends or completes a liquidation from tax-exempt approved enterprise and/or beneficiary enterprise income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that applies to it after the initial exemption period.  Distribution of dividends or completion of a liquidation derived from approved enterprise and beneficiary enterprise income that was taxed at reduced rates, but not tax exempt, does not result in additional tax consequences to the company.  Shareholders who receive dividends derived from approved enterprise and beneficiary enterprise income are generally taxed at a rate of 20%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company).

The benefits available to an approved enterprise program and a beneficiary enterprise program are dependent upon the fulfillment of conditions stipulated in the Investment Law and related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital) and, for an approved enterprise, the conditions contained in the certificate of approval from the Investment Center, and for our beneficiary enterprises, the conditions contained in a pre-ruling that we received from the Israeli Tax Authority in October 2007.  If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest.  We believe that our approved enterprise and beneficiary enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force, referred to as the Transfer Pricing Regulations. Section 85A of the Tax Ordinance and the Transfer Pricing Regulations generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length basis and will be taxed accordingly.  As the Transfer Pricing Regulations are broadly similar to transfer pricing regimes already in place in other jurisdictions in which we operate outside of Israel, we do not expect the Transfer Pricing Regulations to have a material impact on us.

Taxation of Dividends Paid on our Ordinary Shares

Taxation of Israeli Shareholders

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 20%, or 25% for a shareholder that is considered a significant shareholder (within the meaning of the Israeli Income Tax Ordinance) at any time during the 12-month period preceding such distribution.  Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the 25% tax rate.

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

Capital gains taxes on sales of our ordinary shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price, which is attributable to the increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Taxation of Israeli Residents

As of January 1, 2006, the tax rate generally applicable to the capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

The tax basis of our shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Taxation of Non-Israeli Residents.  Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation, provided that the capital gain is not derived from a permanent establishment in Israel and provided such shareholders did not acquire their shares prior to our initial public offering (in which case a partial exemption may be available). However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) and who holds ordinary shares as a capital asset is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. If the above conditions are not met, the U.S. resident would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes and such U.S. resident would be permitted to claim a credit for such taxes against the United States income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

United States Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of our ordinary shares.  Unless otherwise stated, this summary deals only with shareholders that are U.S. Holders (as defined below) who hold their ordinary shares as capital assets.

As used in this section, the term “U.S. Holder” means a beneficial owner of an ordinary share who is:

•	an individual citizen or resident of the United States or an individual treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
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

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the US-Israel Tax Treaty, each as in effect as of the date of this prospectus.  These sources may change, possibly with retroactive effect, and are open to differing interpretations.  This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

•	insurance companies;

•	dealers in stocks, securities or currencies;

•	financial institutions and financial services entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons that receive ordinary shares in connection with the performance of services;

•	tax-exempt organizations;

•	persons that hold ordinary shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated instrument;

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as consideration for their services;

•	individual retirement and other tax-deferred accounts;

•	expatriates of the United States and certain former long-term residents of the United States;

•	persons liable for the alternative minimum tax;

•	persons having a “functional currency” other than the U.S. dollar; and

•	direct, indirect or constructive owners of 10% or more, by voting power or value, of our company.

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

•
that gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, if a tax treaty applies, is attributable to a permanent establishment or fixed base of the Non-U.S. Holder in the United States; or

•
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

For U.S. federal income tax purposes, a non-U.S. corporation will be considered a PFIC for any taxable year in which, after applying certain look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income.  For this purpose, passive income includes generally dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.  As a result of our substantial cash position and the decline in the value of our stock, we believe that there is a substantial risk that we qualified as a PFIC, for U.S. federal income tax purposes, during the taxable year ended December 31, 2009 , under a literal application of the asset test described above, which looks solely to the market value.  We believe that there is a substantial risk that we will also qualify as a PFIC during the taxable year ending December 31, 2010.

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

F.       Dividends and Paying Agents

Not applicable.

G.      Statement by Experts

Not applicable.

H.      Documents on Display

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information.  We post our annual report on Form 20-F and quarterly unaudited financial statements filed on Form 6-K on our website (www.radvision.com) promptly following the filing of such reports with the Securities and Exchange Commission.  The information on our website is not incorporated by reference into this annual report.

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

The securities in our portfolio are rated at the least as A.  Securities representing about 31% of our marketable securities portfolio are rated as AAA.

Interest Rate Risk

As of December 31, 2009, we had cash and cash equivalents, short and long-term investments and short and long-term marketable securities of $126.1 million.  We invest our cash surplus in time deposits, cash deposits, U.S. federal agency securities and corporate bonds with an average credit rating of AA.  These investments are not purchased for trading or other speculative purposes.

The performance of the capital markets affects the value of funds held by us in marketable securities.  These assets are subject to market fluctuations and yield uncertain returns, which may fall below our projected return rates.  Although we believe that we generally adhere to conservative investment guidelines, the recent market turmoil resulted in immaterial impairments of the carrying value of certain of our investment assets.  We expect that market conditions will continue to fluctuate and that the fair value of our investments may be impacted accordingly. Continuing adverse market conditions may lead to additional impairments.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

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

Foreign Currency Exchange Risk

We develop products in Israel and sell them in the Americas, the Asia-Pacific region and in the Europe, Middle East and Africa region.  As a result our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

Most of our revenues generated outside of the United States are denominated in U.S. dollars.  Costs not effectively denominated in U.S. dollars are translated into U.S. dollars, when recorded, at the prevailing exchange rates at the date of the transaction.  Consequently, fluctuations in the rates of exchange between the U.S. dollar and non-U.S. dollar currencies affect our results of operations.  An increase in the value of a particular currency relative to the U.S. dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the U.S. dollar will decrease the dollar reporting value for those transactions.

Since most of our sales are quoted in dollars, and a portion of our expenses are incurred in NIS, our results may be adversely affected by the appreciation of the NIS against the U.S. dollar or by a change in the rate of inflation in Israel or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding depreciation of the NIS against the U.S. dollar and other foreign currencies.  In 2007, 2008 and 2009 the NIS appreciated by approximately 9.0%, 1.1% and 0.7%, respectively, against the U.S. dollar. In 2007, 2008 and 2009, the annual inflation rate in Israel was approximately 3.4%, 3.8% and 3.9% respectively.

To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure.  As of December 31, 2009, we had outstanding forward exchange contracts for the acquisition of NIS 82.8 million in consideration for $21.8 million maturing in a period of up to one year from that date.  As of December 31, 2009, the changes in fair value of these contracts were $162,000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

We sold 4,370,000 of our ordinary shares in our initial public offering on March 14, 2000.  The aggregate offering price of the shares sold was $87.4 million.  The total expenses of the offering were approximately $8,950,000.  None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates.  The net public offering proceeds to us, after deducting the total expenses were approximately $78,500,000.  Such proceeds have been invested in liquid investments and short-term bank deposits and have been used for working capital purposes.  As of December 31, 2009, we had $95.6 million in cash, cash equivalents and short-term bank deposits.

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

Management's Annual Report on Internal Control over Financial Reporting

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, that audited and reported on our consolidated financial statements for the year ended December 31, 2009.  The attestation report of our independent public accounting firm is set forth on page F-[4] of our audited consolidated financial statements set forth in Item 18 “Financial Statements,” and is incorporated herein by reference.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm. All such fees were pre-approved by our Audit Committee.

	Year ended December 31,
Services Rendered	2008	2009
Audit (1)	$260,000	$232,500
Tax (2)	$35,000	$33,509
Other (3)	$-	$163,784
Total	$295,000	$429,793

______________
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

(3)	Other fees relate to services performed in connection with the Aethra asset acquisition, including due diligence and tax advice relating to the acquisition.

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

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the third quarter of 2007, we announced that our Board of Directors has authorized the repurchase of up to $30 million of our ordinary shares in the open market from time to time at prevailing market prices.  The repurchase program received the approval of the District Court in Tel Aviv - Jaffa in November 2007 in accordance with the requirements of the Israeli Companies Law.  As of December 31, 2009, we had repurchased 2,183,316 ordinary shares under the program at a total purchase price of approximately $16.3 million, or an average price of $7.47 per share, of which 351,179 ordinary shares were repurchased during 2007 at a total purchase price of approximately $4.0 million, or an average price of $11.49 per share, 1,627,304 ordinary shares were repurchased during 2008 at a total purchase price of approximately $11.1 million, or an average price of $6.84 per share, and 204,833 ordinary shares were repurchased during 2009 at a total purchase price of approximately $1.1 million, or an average price of $5.57 per share.

The following table sets forth, for each of the months indicated, the total number of shares purchased by us, the average price paid per share, the number of shares purchased as part of our publicly announced repurchase programs, the maximum number of shares that may yet be purchased under the programs.

Period in 2009	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January	-	-	-	14,852,442
February	89,426	5.89	2,067,909	14,325,945
March	115,407	5.33	2,183,316	13,710,976
April	-	-	-	13,710,976
May	-	-	-	13,710,976
June	-	-	-	13,710,976
July	-	-	-	13,710,976
August	-	-	-	13,710,976
September	-	-	-	13,710,976
October	-	-	-	13,710,976
November	-	-	-	13,710,976
December	-	-	-	13,710,976

ITEM 16F.  CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

On May 12, 2008, we provided NASDAQ with a notice of non-compliance with respect to the requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans.  For the approvals and procedures required under Israeli law and practice for an issuance that will result in a change of control of the company, private placements and acquisitions of the stock or assets of another company, see in this Item 6.C. “Directors, Senior Management and Employee - Board Practices - Approval of Related Party Transactions Under Israeli Law-Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders” and Item 10.B. “Additional Information -- Memorandum and Articles of Association - Provisions Restricting Change in Control of Our Company.”

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Consolidated Financial Statements

Index to Consolidated Financial Statements	F-1

Reports of Independent Registered Public Accounting Firm	F-2 - F-3

Consolidated Balance Sheets	F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders' Equity	F-6 - F-7

Consolidated Statements of Cash Flows	F-8

Notes to Consolidated Financial Statements	F-9 - F-42

Schedule II	97

ITEM 19. EXHIBITS

Exhibit            Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant, as amended

2.1	Form of Ordinary Share Certificate(1)

4.1	Form of 2000 Employee Stock Option Plan(2)

4.2	Key Employee Share Incentive Plan, as amended(1)

4.3	Consultant Option Plan, as amended(1)

8	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

___________________

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-30916, as amended, filed with the Securities and Exchange Commission, and incorporated herein by reference.
(2)	Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission, and incorporated herein by reference.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADVISION LTD.

We have audited the accompanying consolidated balance sheets of RADVISION Ltd. ("the Company") and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the accompanying financial statement schedule II listed in the index at item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the accompanying financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2010 expressed an unqualified opinion thereon.

As discussed in Note 2f to the consolidated financial statements, effective April 1, 2009, the Company changed its method of accounting for recognition and measurement of other-than-temporary losses on debt securities.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 26, 2010	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADVISION LTD.

We have audited RADVISION Ltd.'s ("the Company") and its subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the accompanying financial statement schedule II. Our report dated April 26, 2010 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 26, 2010	A Member of Ernst & Young Global

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2008	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37,872	$40,289
Short-term bank deposits	52,026	55,352
Short-term marketable securities	14,350	4,713
Trade receivables (net of allowance for doubtful accounts of $ 927 and $ 1,471 as of December 31, 2008 and 2009, respectively)	14,118	11,712
Other accounts receivable and prepaid expenses	6,102	5,552
Inventories	1,185	980

Total current assets	125,653	118,598

LONG-TERM INVESTMENTS AND OTHER ASSETS:
Marketable securities	17,005	25,699
Prepaid expenses	1,278	2,310
Severance pay fund	4,591	6,242
Deferred tax asset	4,995	1,533

Total long-term investments and other assets	27,869	35,784

PROPERTY AND EQUIPMENT, NET	5,428	4,649

GOODWILL	2,966	2,966

OTHER INTANGIBLE ASSETS, NET	272	-

Total assets	$162,188	$161,997

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$2,052	$1,475
Deferred revenues	8,309	8,064
Accrued expenses and other accounts payable	16,389	12,146

Total current liabilities	26,750	21,685

ACCRUED SEVERANCE PAY	5,855	7,299

Total liabilities	32,605	28,984

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 0.1 par value -
Authorized: 45,000,000 shares as of December 31, 2008 and 2009; Issued: 22,516,223 shares as of December 31, 2008 and 2009; Outstanding: 19,632,713 and 19,509,380 shares as of December 31, 2008 and 2009, respectively	234	234
Additional paid-in capital	141,107	145,998
Treasury stock (2,883,510 and 3,006,843 Ordinary shares as of December 31, 2008 and 2009, respectively)	(32,733)	(32,970)
Accumulated other comprehensive income (loss)	348	(842)
Retained earnings	20,627	20,593

Total shareholders' equity	129,583	133,013

Total liabilities and shareholders' equity	$162,188	$161,997

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2007	2008	2009
Revenues:
Products	$55,570	$51,905	$52,199
License and royalties	16,329	14,186	13,374
Services	19,684	18,656	15,425

Total revenues	91,583	84,747	80,998

Cost of revenues:
Products	12,584	12,636	12,375
Services	5,710	6,143	4,996

Total cost of revenues	18,294	18,779	17,371

Gross profit	73,289	65,968	63,627

Operating costs and expenses:
Research and development	30,329	36,883	26,980
Selling and marketing	32,627	35,330	27,577
General and administrative	8,633	8,954	5,493
Acquisition-related costs	-	-	580

Total operating costs and expenses	71,589	81,167	60,630

Operating income (loss)	1,700	(15,199)	2,997
Financial income, net	6,095	2,539	1,719

Income (loss) before tax benefit (taxes on income)	7,795	(12,660)	4,716
Tax benefit (taxes on income)	1,790	(280)	(5,490)

Net income (loss)	$9,585	$(12,940)	$(774)

Basic net earnings (loss) per Ordinary share	$0.44	$(0.63)	$(0.04)

Diluted net earnings (loss) per Ordinary share	$0.43	$(0.63)	$(0.04)

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

			Additional		Accumulated other	Total		Total
	Ordinary shares		paid-in	Treasury	comprehensive	comprehensive	Retained	shareholders'
	Number	Amount	capital	stock	Income *)	income (loss)	earnings	equity

Balance as of January 1, 2007	22,142,667	$228	$126,944	$(1,670)	$-		$27,103	$152,605
Tax benefit resulting from exercise of stock options	-	-	100	-	-		-	100
Purchase of treasury shares	(1,526,930)	-	-	(27,017)	-		-	(27,017)
Exercise of share options by employees	639,280	6	2,835	7,025	-		(3,083)	6,783
Stock-based compensation	-	-	5,448	-	-		-	5,448
Other comprehensive income:
Changes in fair value of cash flow hedge	-	-	-	-	237	$237	-	237
Unrealized loss from available-for-sale marketable securities	-	-	-	-	(182)	(182)	-	(182)
Net income	-	-	-	-	-	9,585	9,585	9,585
Total comprehensive income						$9,640
Balance as of December 31, 2007	21,255,017	234	135,327	(21,662)	55		33,605	147,559
Tax benefit related to exercise of stock options	-	-	364	-	-		-	364
Purchase of treasury shares	(1,627,304)	-	-	(11,139)	-		-	(11,139)
Exercise of share options by employees	5,000	-	-	68	-		(38)	30
Stock-based compensation	-	-	5,416	-	-		-	5,416
Other comprehensive loss:
Changes in fair value of cash flow hedge	-	-	-	-	111	$111	-	111
Reclassification to statements of operations of other-than-temporary impairment from available-for-sale marketable securities	-	-	-	-	182	182	-	182
Net loss	-	-	-	-	-	(12,940)	(12,940)	(12,940)
Total comprehensive loss						$(12,647)
Balance as of December 31, 2008	19,632,713	234	141,107	(32,733)	348		20,627	129,583
Tax benefit related to exercise of stock options	-	-	567	-	-		-	567
Purchase of treasury shares	(204,833)	-	-	(1,141)	-		-	(1,141)
Exercise of share options by employees	81,500	-	-	904	-		(458)	446
Stock-based compensation	-	-	4,324	-	-		-	4,324
Other comprehensive loss:
Changes in fair value of cash flow hedge	-	-	-	-	(186)	$(186)	-	(186)
Accumulated effect of adoption of new accounting standard (Note 2f)	-	-	-	-	(1,198)	-	1,198	-
Unrealized gain from available-for-sale marketable securities	-	-	-	-	194	194	-	194
Net loss	-	-	-	-	-	(774)	(774)	(774)
Total comprehensive loss						$(766)
Balance as of December 31, 2009	19,509,380	$234	$145,998	$(32,970)	$(842)		$20,593	$133,013

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

*) Accumulated other comprehensive income (loss):	Year ended December 31,
	2007	2008	2009

Accumulated changes in fair value of cash flow hedge	$237	$348	$162
Accumulated unrealized loss from available-for-sale marketable securities	(182)	-	(1,004)

Total	$55	$348	$(842)

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income (loss)	$9,585	$(12,940)	$(774)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,633	3,924	3,153
Gain on sale of property and equipment	-	(6)	(1)
Accrued interest on marketable securities and bank deposits, amortization of premium, accretion of discount, other-than-temporary impairment and realized gain (loss) on sale of marketable securities, net	385	1,771	421
Stock-based compensation	5,448	5,416	4,324
Tax benefit relating to loss carryforwards resulting from exercise of stock options	(100)	(364)	(567)
Decrease (increase) in trade receivables, net	(2,145)	893	2,406
Decrease (increase) in other accounts receivable and prepaid expenses	(754)	2,058	(1,000)
Decrease in inventories	1,288	506	205
Decrease (increase) in long-term prepaid expenses	(1,618)	340	(1,032)
Change in deferred tax asset, net	(2,380)	(767)	4,406
Decrease in trade payables	(530)	(337)	(577)
Increase (decrease) in deferred revenues	(1,919)	1,480	(245)
Increase (decrease) in accrued expenses and other accounts payable	(1,163)	3,591	(3,120)
Change in accrued severance pay, net	165	299	(343)

Net cash provided by operating activities	9,895	5,864	7,256

Cash flows from investing activities:
Proceeds from redemption and sale of marketable securities	64,360	65,382	32,495
Purchase of marketable securities	(45,148)	(54,895)	(31,490)
Proceeds from withdrawal of bank deposits	142,831	155,611	169,875
Purchase of bank deposits	(125,521)	(165,696)	(173,490)
Purchase of property and equipment	(4,171)	(3,025)	(2,103)
Proceeds from sale of property and equipment	-	6	2

Net cash provided by (used in) investing activities	32,351	(2,617)	(4,711)

Cash flows from financing activities:
Purchase of treasury shares at cost	(27,017)	(11,139)	(1,141)
Issuance of Ordinary shares and treasury stock for cash upon exercise of options	6,931	30	446
Tax benefit relating to loss carry forwards resulting from exercise of stock options	100	364	567

Net cash used in financing activities	(19,986)	(10,745)	(128)

Increase (decrease) in cash and cash equivalents	22,260	(7,498)	2,417
Cash and cash equivalents at the beginning of the year	23,110	45,370	37,872

Cash and cash equivalents at the end of the year	$45,370	$37,872	$40,289

Supplemental disclosure of cash flow activity:

Cash paid during the year for:
Interest	$51	$91	$29

Income taxes	$209	$323	$242

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
RADVISION Ltd. ("the Company") is an Israeli company which designs, develops and supplies products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet Protocol ("IP").

The Company's products and technology are used by its customers to develop systems that enable enterprises and service providers to use packet networks for real-time IP communications.

The Company operates under two reportable segments: 1) the Networking Business Unit ("NBU"), which focuses on networking products and is responsible for developing networking products for IP-centric voice, video and data conferencing services; and 2) the Technology Business Unit ("TBU"), which focuses on creating developer toolkits for the underlying IP communication protocols and testing tools needed for real-time voice and video over IP.

The Company has ten wholly-owned subsidiaries: RADVISION Inc. and its wholly-owned subsidiary RADVISION Government Services, Inc. in the United States, RADVISION (HK) Ltd. in Hong Kong, RADVISION (UK) Ltd. in the United Kingdom, RADVISION FRANCE S.A.R.L. in France, RADVISION Japan KK in Japan, RADVISION B.V. in the Netherlands and RADVISION GmbH in Germany, all of which are primarily engaged in the sale and marketing of the Company's products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China and RADVISION Italy S.r.l. in Italy, both of which are primarily engaged in research and development and the sale and marketing of the Company's products and technology.

b.	Revenues derived from the Company's largest customer in 2007, 2008 and 2009 represented 34%, 39% and 42%, respectively, of total sales.

In October 2009, this customer launched a voluntary cash offer to acquire one of the Company's principal competitors, which is expected to close in the first half of 2010. The Company's agreement with this customer is expected to continue through 2010. If the customer were to curtail or terminate its relationship with the Company, the Company's operating results would be adversely affected.

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

b.
In June 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification ("Codification" or "ASC"). The Codification will become the single source for all authoritative U.S. GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change U.S. GAAP and will not have an effect on the Company's financial position, results of operations or liquidity.

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

Accordingly, the Company's and its subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters" (previously Statement of Financial Accounting Standards ("SFAS") No. 52). Amounts in currencies other than U.S. dollars have been remeasured as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date; revenues and costs - at the exchange rates in effect as of the date of the transactions.

All exchange gains and losses from the remeasurement mentioned above are reflected in the statements of operations under financial income, net.

d.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

e.	Cash and cash equivalents:

Cash and cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date of purchase.

f.	Marketable securities:

The Company accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities" (previously SFAS No. 115). Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. As of December 31, 2008 and 2009, the Company classified its marketable securities (except for Auction rate securities) as held-to-maturity securities and the Auction rate securities as available-for-sale.

Securities classified as available-for-sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss) until realized, a separate component of shareholders' equity, net of taxes. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations.

The Company presented its available-for-sale securities in long-term investments (see Note 3b).

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

On April 1, 2009, the Company adopted ASC 320 (previously FASB Staff Position ("FSP") No. 115-2, "Recognition and Presentation of Other-Than-Temporary Impairment"). This guidance clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired; provides guidance on the amount of other-than-temporary impairment recognized in earnings and other comprehensive income; and expands the disclosures required for other-than-temporary impairments for debt and equity securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis. If either of those criteria is met, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. The Company adopted this guidance on April 1, 2009, and reclassified $ 1,198 of the non-credit related portion of other than temporary impairment losses recognized in prior period earnings as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income at April 1, 2009. (See also Note 3b).

g.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in dollars and bear interest at an annual weighted average rate of 2.67% and 1.50% at December 31, 2008 and 2009, respectively. The short-term deposits are presented at their cost, including accrued interest.

h.	Inventories:

Inventories are stated at the lower of cost or market value.

Cost is determined as follows:

Raw materials - using the average cost method. Finished products - raw materials using the average cost method.

Inventory write-offs and write-down provisions are recorded to cover risks arising from slow-moving items or technological obsolescence. The Company periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on assumption of future demand and market conditions) and the age of the inventory. Based on this evaluation, provisions are made when required to write inventory down, recorded as part of cost of revenues in consolidated statement of operations. The Company's provision for slow-moving items or technological obsolescence was $ 744 and $ 804 as of December 31, 2008 and 2009, respectively.

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

The Company follows the provisions of ASC 350, "Intangibles - Goodwill and Other" ("ASC 350") (previously SFAS No. 142), according to which goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise) at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. The reporting unit is described as an operating segment as that term is used in ASC 280, "Segment Reporting" ("ASC 280") (previously SFAS No. 131), or one level below the operating segment. The Company allocated all of its goodwill to the NBU reporting unit.

ASC 350 prescribes a two-phase process for impairment testing of goodwill.

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. For purpose of performing step one of the impairment test the Company estimated the fair value of the reporting unit according to the discounted cash flows (a present value technique). If the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If the carrying value is higher than the fair value, there is an indication that impairment may exist, and a second step must be completed, to compute the amount of impairment. As of December 31, 2008 and 2009, no indication of impairment was identified. As a result, step two was not required.

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350. The Company amortizes its intangible assets on a straight-line basis.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" and ASC 205, "Presentation of Financial Statements" ("ASC 360" and "ASC 205", respectively) (previously SFAS No. 144) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. As of December 31, 2008 and 2009, no impairment was recorded.

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

Severance pay expense for the years ended December 31, 2007, 2008 and 2009 amounted to approximately $ 1,680, $ 1,933 and $ 1,182, respectively.

m.	Derivative instruments:

ASC 815, "Derivatives and Hedging" ("ASC 815") (previously SFAS No. 133 and SFAS No. 161, "an Amendment of FASB Statement No. 133"), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

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

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company entered into derivative instrument arrangements to hedge a portion of its anticipated New Israeli Shekel ("NIS") payroll payments and inventory purchases. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are highly effective. The Company measures the fair value of the contracts in accordance with ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820") (previously SFAS No. 157) at Level 2. As of December 31, 2009, the Company had outstanding forward exchange contracts for the acquisition of NIS 82.8 million in consideration for $ 21,800 maturing in a period of up to one year. As of December 31, 2009, the Company recorded accumulated unrealized gain in other comprehensive income in the amount of $ 162 from its forward contracts with respect to anticipated payroll payments expected in 2010. Such amount is expected to be recorded in earnings in 2010.

For the years ended December 31, 2007, 2008 and 2009, the Company recognized earnings of $ 503, earnings of $ 208 and a loss of $ 155, respectively, as a result of these hedging activities. These hedge activities were recorded as part of cost of revenues, research and development, selling and marketing and general and administrative expenses as part of the consolidated statements of operations.

For the year ended December 31, 2009, the Company recorded earnings of $ 200 due to ineffectiveness of payroll hedging activities in financial income, net.

n.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from: 1) sales of videoconferencing products, or NBU products; 2) licensing the rights to use their software products and royalty income, or TBU products; 3) maintenance and support, and 4) professional services. The Company and its subsidiaries sell their NBU products mainly through original equipment manufacturers, system integrators and value added resellers, all of whom are considered end-users.

Revenues from software licensing, royalties and sales of videoconferencing products:

The Company accounts for its product and software licensing sales in accordance with ASC 985-605, "Software Revenue Recognition" (previously Statement of Position ("SOP") 97-2 and SOP 98-9). ASC 985-605 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. In addition, according to ASC 985-605, revenues should be allocated to the different elements in the arrangement under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (usually maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when all other criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element. If sufficient specific objective evidence does not exist for all undelivered elements, revenue is deferred for the entire arrangement until all revenue recognition criteria are met for such undelivered elements.

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

Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable and are recognized when payment becomes due.

In case the agreement provide for specified upgrade, the revenue recognition is deferred upon the general release of the specified upgrade.

Certain royalty agreements provide for per unit royalties to be paid to the Company based on the shipments by customers of units containing the Company's products. Revenues under such agreements are recognized at the time of shipment by customers, as they are reported to the Company by these customers, and when collectability is probable. Non-refundable payments on account of future royalties where no future obligation exists revenue recognition are recognized upon the signing of such arrangement and if collectability is probable.

Revenues from software licenses and or sale of products that require significant customization, integration and installation are recognized based on ASC 605-35, "Construction-Type and Production-Type Contracts" (previously SOP 81-1), according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the "Output Method", upon completion of milestones, and when collectability is probable. After delivery of milestones, if uncertainty exists about customer acceptance, revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2009, no such estimated losses were identified.

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases, the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract. According to ASC 605-35, costs that are incurred and are directly associated with a specific anticipated contract are being deferred, subject to evaluation of their probable recoverability, and recorded as unbilled contract costs.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenues due to the fact that these transactions did not meet the revenue recognition criteria.

The Company and its subsidiaries generally do not grant a right of return to their customers. In accordance with ASC 605, "Revenue Recognition"  (previously SFAS No. 48), the Company records a provision for estimated product returns at the time product revenues are recognized based on the Company's historical experience. As of December 31, 2008 and 2009, the Company had a provision for product returns in an amount of $ 164 and $ 233, respectively.

o.	Research and development costs:

Research and development costs are charged to the statements of operations as incurred. ASC 985, "Software" (previously SFAS No. 86), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

p.	Income taxes:

The Company utilizes the liability method of accounting for income taxes as set forth in ASC 740, "Income Taxes" (previously SFAS No. 109). Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that the deferred tax assets will not be realized.

The Company adopted ASC 740-10-55 (previously FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109"). ASC 740-10-55 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

q.	Fair value of financial instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, short-term bank deposits, marketable securities (except held to maturity securities), accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted ASC 820 (previously SFAS No. 157, "Fair Value Measurements") effective January 1, 2008 and adopted FSP No. SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" effective October 10, 2008). ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

r.	Warranty:

The Company typically offers a one-year warranty on all of its products. The specific terms and conditions of those warranties vary depending upon the product sold and country in which the Company does business. The Company estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Liability for warranty expense is included in "Accrued expenses and other accounts payable" in the accompanying consolidated balance sheets. The rollforward of the liability for 2008 and 2009 was as follows:

	December 31,
	2008	2009

Balance, beginning of year	$488	$469
Additions to the accrual - costs of product revenue	505	536
Usage	(524)	(485)

Balance, end of year	$469	$520

s.	Accounting for stock-based compensation:

The Company adopted ASC 718, "Compensation - Stock Compensation" ("ASC 718") (previously SFAS No. 123(R), "Share-Based Payment"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors to be based on estimated fair values.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-                 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statements of operations.

In conjunction with the adoption of ASC 718, the Company estimates option values using the Black-Scholes-Merton option pricing model that uses the weighted average assumptions noted in the table below. Expected volatility was calculated based upon actual historical stock price movements over a period equal to the expected term of the options. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For the expected term of options after December 31, 2007, the Company derived the expected term assumption based on the provisions of SAB 110, which, effective January 1, 2008, replaced SAB 107 and the use of the "simplified" method, and which states that a company will determine its expected terms according to its historical exercise data for share option grants with sufficient exercise experience, except for options which were re-priced, for which the expected term of the options before the re-pricing was calculated using the binomial method. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends, therefore estimated dividend yield is 0%. The Company recognized the compensation expense over the requisite service period using the straight-line method.

The fair value for the options granted in 2007, 2008 and 2009 was estimated at the date of grant with the following weighted average assumptions:

	Year ended December 31,
	2007	2008	2009

Risk free interest rate	4.34%	3.06%	1.76%
Dividend yields	0%	0%	0%
Volatility	39.1%	39.2%	45.6%
Expected life (years)	4.2	3.37	3.55

t.	Concentration of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, short-term bank deposits, trade receivables and derivatives.

The majority of the Company's cash and cash equivalents, short-term bank deposits and derivatives are invested in dollar investments with major banks in Israel and the United States. Such cash and cash equivalents and short-term bank deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. However, management believes that the financial institutions that hold the Company's investments are institutions with high credit standing and accordingly, low credit risk exists with respect to these investments.

The marketable securities of the Company include investments in debentures of corporations, state and political subdivisions and auction rates securities. The Company's investment policy, approved by the Board of Directors, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As a result of the recent turmoil in the capital markets, the Company has tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from the current capital markets environment. Such measures included, among others: reducing credit exposure to financial sector securities and increasing the overall credit quality of the portfolio.

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

u.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during the year. Diluted net earnings (loss) per share further include the effect of dilutive stock options outstanding during the year, all in accordance with ASC 260, "Earning per Share" (previously SFAS No. 128).

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings (loss) per share, since they would have an anti-dilutive effect, was 1,811,806 shares, 3,166,341 shares and 2,734,953 shares for 2007, 2008 and 2009, respectively.

v.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, "Comprehensive Income" ("ASC 220") (previously SFAS No. 130). This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

The Company determined that its items of comprehensive income relate to unrealized gains and losses on hedging derivative instruments and unrealized gains and losses on available-for-sale securities.

w.	Treasury shares:

The Company repurchases its Ordinary shares from time to time in the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction in shareholders' equity.

When treasury shares are reissued, the Company accounts for the re-issuance in accordance with ASC 505-30, "Treasury Stock" (previously Accounting Principles Board No. 6) and charges the excess of the purchase cost over the re-issuance price (loss) to retained earnings. The purchase cost is calculated based on the weighted average method. In the event that the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Recently issued accounting pronouncements:

In June 2009, the FASB issued an update to ASC Topic 810, "Consolidation," which, among other things, (i) requires an entity to perform an analysis to determine whether an entity's variable interest or interests give it a controlling financial interest in a variable interest entity; (ii) requires ongoing reassessments of whether an entity is the primary beneficiary of a variable interest entity, and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity; (iii) amends certain guidance for determining whether an entity is a variable interest entity; and (iv) requires enhanced disclosure that will provide users of financial statements with more transparent information about an entity's involvement in a variable interest entity. The update is effective for interim and annual periods beginning after November 15, 2009. The Company does not expect the adoption of the update to have a material impact on its financial condition or results of operations.

In October 2009, the FASB issued an update to ASC 985-605, "Software-Revenue Recognition" (originally issued as EITF 09-3). In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The mandatory adoption is on January 1, 2011. The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

In October 2009, the FASB issued an update to ASC 605-25, "Revenue Recognition - Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to; (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated; (2) require an entity to allocate revenue in an arrangement using estimated selling prices ("ESP") of deliverables if a vendor does not have VSOE or third-party evidence of selling price ("TPE"); (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance. The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES

a.	Held-to-maturity securities:

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2008				2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt investments of states and political subdivisions	$5,230	$30	$(15)	$5,245	$640	$-	$(1)	$639
Corporate debentures	9,120	-	(149)	8,971	4,073	-	(66)	4,007

	$14,350	$30	$(164)	$14,216	$4,713	$-	$(67)	$4,646

Marketable securities with contractual maturities of more than one year are as follows:

	December 31,
	2008				2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt investments of states and political subdivisions	$12,185	$68	$(11)	$12,242	$8,244	$-	$(64)	$8,180
Corporate debentures	3,080	-	(38)	3,042	16,079	132	(115)	16,096

	$15,265	$68	$(49)	$15,284	$24,323	$132	$(179)	$24,276

The unrealized losses in the Company's investments in debt investments of states and political subdivisions and corporate debentures were caused mainly by market interest rate changes. It is expected that the securities will not be settled at a price less than the amortized cost of the Company's investment. Based on Company's intention and ability to hold these investments until maturity, the bonds were not considered to be other than temporarily impaired at December 31, 2009.

b.	Available-for-sale marketable securities: Auction rate securities:

	December 31,
	2008				2009
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale securities	$1,740	$-	$-	$1,740	$1,182	$194	$-	$1,376

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

The other-than-temporary impairment of available-for-sale securities totaled $ 1,767 for the year ended December 31, 2008, and such losses were recorded in the financial income, net. The adjustment to unrealized holding losses on available-for-sale marketable securities were included as a separate component of shareholders' equity, "Accumulated other comprehensive income (loss)," amounting to income of $ 182 for the year ended December 31, 2008.

On April 1, 2009, the Company adopted ASC 320 that provides guidance on recognition and presentation of other-than-temporary impairments and assessed whether the unrealized losses for the investments in its portfolio were other-than-temporary under this guidance. For securities that the Company does not intend to sell and it is not more likely than not that the Company will be required to sell, the Company used a discounted cash flow analysis to determine the portion of the impairment that relates to credit loss.

To the extent that the net present value of the projected cash flows is less than the amortized cost of the security, the difference is considered a credit loss and is recorded through earnings. The inputs on the future performance of the underlying assets used in the cash flow models include prepayments, defaults and loss severity assumptions. Based on this assessment, since the adoption of ASC 320-10-35-17, as of April 1, 2009, the Company recognized through earnings a credit loss of $ 296 for the year ended December 31, 2009. The other-than-temporary impairment of available-for-sale securities amounted to $ 258 and was recorded in the financial income, net before the adoption of ASC 320 on April 1, 2009. The Company adopted this guidance on April 1, 2009, and reclassified $ 1,198 of non-credit related portion of other-than-temporary impairment losses recognized in prior period earnings as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income at April 1, 2009. As of December 31, 2009, unrealized losses of $ 1,004 related to other-than-temporarily impaired securities are included in accumulated other comprehensive loss. The contractual maturities of the available-for-sale securities are greater than ten years.

The following table presents a cumulative roll forward of credit losses recognized in earnings as of December 31, 2009:

Credit loss

Balance as of April 1, 2009	$827
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	296

Total for the year ended December 31, 2009	$1,123

NOTE 4:-	DERIVATIVE INSTRUMENTS

Effective January 1, 2009, the Company adopted the disclosure requirements of ASC 815-10-15 (previously SFAS 161). The standard requires additional disclosures about the Company's objectives and strategies for using derivative instruments, the accounting for the derivatives investments and the related hedged items and the effect of derivative instruments and related hedged items on the financial statements. The Company's risk management strategy includes the use of derivative instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes. The Company designated its derivatives as cash flow hedges. The Company recognizes all derivatives in the consolidated balance sheets at fair value. The Company enters into derivative contracts with major financial institutions in order to mitigate the credit risk in these transactions.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	DERIVATIVE INSTRUMENTS (Cont)

The forward contracts held by the Company for foreign currencies as of December 31, 2009, in notional value denominated in NIS amounted to $ 21,800.

These contracts do not contain any credit-risk related contingent features. See Note 5 for information on the fair value of these contracts.

Cash flow hedges:

To protect against the increase in value of forecasted foreign currency cash flows resulting from salary and inventory purchases in NIS during the year, the Company has instituted a foreign currency cash flow hedging program.

The Company hedges portions of the anticipated payroll and inventory purchase payments of its Israeli subcontractors denominated in NIS for a period of one to twelve months with forward contracts. Accordingly, when the dollar strengthens against the NIS, the decline in present value of future foreign currency expenses is offset by losses in the fair value of the hedging contracts. Conversely, when the dollar weakens, the increase in the present value of future foreign currency cash flows is offset by gains in the fair value of the hedging contracts.

These forward contracts are designated as cash flow hedges, as defined by ASC 815-10 (previously SFAS No. 133), and are all effective as hedges of these expenses. Accordingly, for derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change.

Net unrealized gains on cash flow hedges as of December 31, 2008	$348
Changes associated with hedging transactions	162
Reclassification into earnings	(348)

Net unrealized gains on cash flow hedges as of December 31, 2009	$162

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its marketable securities (except held to maturity securities), auction rate securities and foreign currency derivative contracts at fair value. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Investments in auction rate securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

The Company values the Level 3 investments based on an externally developed valuation using independent valuation firm using discounted cash flow model, whose inputs include interest rate curves, credit spreads, bond prices, volatilities and illiquidity considerations. Unobservable inputs used in these models are significant to the fair value of the investments.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of December 31, 2008 and 2009, respectively:

	As of December 31, 2008
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Auction rate securities	$-	$-	$1,740	$1,740
Foreign currency derivative contracts	-	348	-	348

Total financial assets	$-	$348	$1,740	$2,088

	As of December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Auction rate securities	$-	$-	$1,376	$1,376
Foreign currency derivative contracts	-	162	-	162

Total financial assets	$-	$162	$1,376	$1,538

The following table presents the changes in Level 3 instruments measured on a recurring basis for the years ended December 31, 2008 and 2009. The Company's Level 3 instruments consist of auction rate securities see Note 3b.

Fair value measurements using significant unobservable inputs (Level 3):

	Year ended December 31,
	2008	2009

Opening balance	$3,731	$1,740
Redemption of collateralized debt obligations, net	(224)	-
Unrealized losses included in earnings (other-than-temporary impairment)	(1,585)	(554)
Reclassification from other comprehensive income	(182)	-
Unrealized gain from available-for-sale marketable securities	-	194
Accrued interest	-	(4)

Closing balance	$1,740	$1,376

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2009

Government authorities	$1,917	$2,170
Prepaid expenses and other short-term assets	1,873	2,460
Employees *)	619	173
Deferred taxes	1,693	749

	$6,102	$5,552

*)	In 2008 - included $ 419 in respect of short-term severance pay fund.

NOTE 7:-	INVENTORIES

Inventories are composed of the following:

Raw materials	$691	$106
Finished products	494	874

	$1,185	$980

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

Cost:
Computers and peripheral equipment	$15,976	$17,870
Office furniture and equipment	2,524	2,672
Motor vehicles	22	22
Leasehold improvements	2,311	2,371

	20,833	22,935
Less - accumulated depreciation	15,405	18,286

Depreciated cost	$5,428	$4,649

Depreciation expenses for the years ended December 31, 2007, 2008 and 2009 amounted to $ 2,543, $ 2,834 and $ 2,881, respectively.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	OTHER INTANGIBLE ASSETS, NET

a.	The following table shows the Company's intangible assets for the periods presented:

	December 31,
	2008	2009
Cost:
Technology	$3,958	$3,958
Distribution networks	1,075	1,075

	5,033	5,033
Less - accumulated amortization	4,761	5,033

Amortized cost	$272	$-

Intangible assets resulted from the acquisitions of First Virtual Communications, Inc. in 2005 and VisioNex in 2004.
b.	Amortization expenses amounted to $ 1,090 for each of the years ended December 31, 2007, 2008 and $ 272 for the year ended December 31, 2009.

NOTE 10:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2008	2009

Payroll and related accruals	$4,730	$3,017
Accrued expenses	8,984	7,227
Government authorities and other	486	434
Contingent liability	2,189	1,468

	$16,389	$12,146

NOTE 11:-	COMMITMENTS AND CONTINGENCIES

a.
The Company received participation payments from the Israel U.S. Binational Industrial Research and Development Foundation ("BIRD-F") in the total amount of approximately $ 188. In return for the participation, the Company is committed to pay royalties at a rate of 2.5% of proceeds from the first year's sales and 5% of the proceeds from the succeeding years' sales, up to the amount of the grant. Once the amount of the grant has been repaid, royalties will be payable at the rate of 2.5% of proceeds, until royalties equal to one half of the grant amount have been repaid. The Company's total commitment for royalties payable with respect to future sales, based on BIRD-F participations received, net of royalties paid or accrued, totaled approximately $ 282 as of December 31, 2008 and 2009. During the years ended December 31, 2007, 2008 and 2009, the Company did not pay or accrue royalties to the BIRD-F.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENCIES (Cont.)

b.
The Company and its subsidiaries operate from leased premises in Israel, the United States, China, Japan, the United Kingdom, France, Korea and Hong Kong. The leases expire through June 2015 (some with renewal options). The Company leases its motor vehicles under operating lease agreements that expire on various dates, the last of which is in 2012.

Annual minimum future lease payments due under the above agreements, at the exchange rate in effect on December 31, 2009, are approximately as follows:

2010	$3,999
2011	2,967
2012	2,233
2013	1,771
2014 and thereafter	2,713

$13,683

For the years ended December 31, 2007, 2008 and 2009, rent expenses and motor vehicle lease expenses were $ 4,785, $ 5,612 and $ 5,099, respectively.

c.	The Company obtained bank guarantees in the amount of $ 517 in connection with securing its office space in Israel and in connection with custom tax payments.

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

The Company expensed royalties in the amount of $ 184, $ 264 and $ 224 in the years ended December 31, 2007, 2008 and 2009, respectively, in cost of revenues.

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

As of December 31, 2009, the Company has a provision of $ 1,268 which it believes covers the probable loss from such allegations.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENCIES (Cont.)

f.
In October 2007, the Company received a letter from one of its resellers in China claiming that the Chinese representative office was obligated to perform certain undertakings for the benefit of the reseller and that the representative office had not met these obligations.  The reseller has not made any monetary claim as to its demands or expectations.  Due to the preliminary stage of the claim and due to the fact that the Company has not received any communication from the reseller, the Company and its legal advisors cannot currently assess the outcome or possible adverse effect on the Company's financial position or results of operations. However, the Company believes that it has substantial legal claims to oppose these allegations.

g.
During April 2009, the Company received a claim made by one of its resellers. The reseller has raised certain claims that the Company has caused it damages due to, among other things, the Company’s cessation of the development of one of its products. As of December 31, 2009, the Company has recorded a provision, which it believes covers the probable loss from such allegations.

h.
The Company is periodically a party to routine litigation incidental to its business. The Company does not believe that it is a party to any pending legal proceeding that is likely to have a material adverse effect on its business, financial condition or results of operations.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	The Ordinary shares of the Company are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

The Ordinary shares confer upon their holders the right to receive notice, to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

b.
In August 2006, the Company's Board of Directors authorized the purchase of up to $ 30,000 but not more than 2,000,000 of its outstanding Ordinary shares in the open market, from time to time, at prevailing market prices. No time limit was given with respect to the duration of the share purchase program. As of December 31, 2007, the Company had repurchased 1,631,724 Ordinary shares under the program for total consideration of approximately $ 30,000, or an average price of $ 18.37 per share, and the program was completed.

In July 2007, the Company's Board of Directors authorized the purchase of up to additional $ 30,000 of its outstanding Ordinary shares in the open market, from time to time, at prevailing market prices. No time limit was given with respect to the duration of the share purchase program. As of December 31, 2009, the Company had repurchased 2,183,316 Ordinary shares under the program for total consideration of $ 16,315, or an average price of $ 7.47 per share.

In 2007, 2008 and 2009, the Company issued 374,609 shares, 5,000 shares and 81,500 shares, respectively, of the repurchased shares upon the exercise of employee stock options. The excess of the purchase price of the shares over their aggregate re-issuance price in the amount of $ 3,083, $ 38 and $ 458 was charged as a reduction to retained earnings for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, the Company had a balance of 3,006,843 repurchased shares.

c.
On November 25, 2007, the Company commenced a tender offer to eligible employees (other than its directors, Chief Executive Officer, Chief Financial Officer, president and senior officers who report to the Chief Executive Officer) to exchange outstanding options to purchase Ordinary shares issued under the Company's 2000 Employee Stock Option Plan ("the 2000 Plan") having an exercise price of $ 7.50 or more per share, for replacement options issued under the 2000 Plan that entitle the holder to purchase the same number of the Company's Ordinary shares at an exercise price equal to the greater of: (i) $ 7.50 per share, and (ii) the per share closing price of the Ordinary shares on the NASDAQ Global Market on the date the replacements options are granted.  Pursuant to the exchange offer that expired on December 24, 2008, the Company accepted for exchange eligible options to purchase an aggregate of 1,276,950 Ordinary shares, with exercise prices ranging from $ 7.80-$ 28.0 per share, that had been granted under the 2000 Plan and granted new options to purchase an aggregate of 1,276,950 Ordinary shares, with an exercise price of $ 7.50 per share, under the 2000 Plan.  The new options will vest over a period of up to four years and nine months in accordance with the vesting schedule described in the tender offer documents. The new options were granted for a period of six years except for cases when the six year period ended after the original expiration date of the exchanged options, in which case the original expiration date was not extended.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The Company accounted for the exchange of options under the provisions of ASC 718 as a modification. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. That is, the original (pre-modification) option will be valued based on current assumptions, without regard to the assumptions made on the grant date. The modification date was considered to be December 24, 2008. As a result of the modification, the Company recorded incremental compensation cost of $ 581 to be recognized over the new service period beginning on the modification date. The unrecognized compensation cost remaining from the original grant date valuation is recognized over the remainder of the original requisite period. In its financial statements as of December 31, 2008 and 2009, the Company included an additional expense of $ 5 and $ 142, respectively, with respect to this transaction.

d.
According to regulations adopted under the Israeli Companies Law, the terms of compensation of an outside director must be set and agreed to prior to the commencement of each three-year term of service of an outside director and may not be modified during the three year term other than to conform to the terms of a newly appointed outside director. During the second quarter of 2008, after receiving an opinion from the Company's legal advisors, the Company's Board of Directors cancelled options to purchase 117,500 Ordinary shares granted to two of its outside directors, due to certain terms of the aforementioned regulations which were not met. In the third quarter of 2008, the Company granted to each of its outside directors options to purchase 30,000 Ordinary shares, or in the aggregate options to purchase 90,000 Ordinary shares, exercisable at $ 6.78 per share. Of such options, options to purchase 60,000 Ordinary shares vested quarterly over three years, commencing May 14, 2006 (the date of the appointment of two of the directors as outside directors), and options to purchase 30,000 Ordinary shares will vest quarterly over three years commencing September 24, 2008. The options are exercisable within 12 months after termination or resignation from office as a director of the Company.  According to ASC 718, the option exchange was treated as a cancellation of the option and a grant of new options. Accordingly, in the financial statements ended December 31, 2008, the Company recognized all the remaining compensation cost in the amount of $ 309 due to the cancellation of options. The fair value of the new options granted in the amount of $ 184 is recognized over the remaining vesting period. In 2008 and 2009, $ 111 and $ 38 compensation costs were recognized, respectively.

e.
At the annual general meeting of shareholders held in October 2009, the shareholders resolved to modify the terms of options granted to the Company's directors for his/her service in such capacity, such that the exercise period of such options (including previously granted options), be extended from 12 months to 18 months after a director's resignation from or termination of office. As a result of this modification, the Company recorded immaterial compensation expenses.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

f.
The Company currently has one employee option plan, which provides for the grant by the Company of options to purchase up to an aggregate of 7,553,533 Ordinary shares to officers, employees, directors and consultants of the Company and its subsidiaries at an exercise price equal to at least the fair market value at the date of grant. The options vest ratably over vesting periods of approximately four years. The options expire six to ten years from the date of grant.

As of December 31, 2009, 605,346 Ordinary shares are available for future issuance under the option plan. Options that are cancelled or forfeited become available for future grant.

A summary of option activity during the year ended December 31, 2009 is summarized as follows:

	Year ended December 31, 2009
	Amount	Weighted average exercise price	Weighted remaining contractual life (years)	Aggregate intrinsic value *)

Options outstanding at beginning of year	3,294,685	$10.18	5.13	$88
Granted	746,300	$6.26
Exercised	(81,500)	$5.50
Forfeited	(564,589)	$11.69

Options outstanding at end of year	3,394,896	$9.18	4.39	$520

Vested and expected to vest at end of year	2,538,459	$9.88	4.31	$331

Options exercisable at end of year	1,248,227	$11.69	4.24	$158

The total compensation cost related to options granted to employees under the Company's share-based compensation plan recognized for the years ended December 31 2007, 2008 and 2009 amounted to $ 5,448, $ 5,416 and $ 4,324, respectively, net of estimated forfeitures. The total intrinsic value of options exercised during the years ended December 31, 2007, 2008, and 2009, was $ 6,948, $ 8 and $ 60, respectively. As of December 31, 2009, there was $ 4,272 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's option plan. That cost is expected to be recognized over a weighted-average period of 2.09 years.

*)
Aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount changes based on the fair market value of the Company's stock. The aggregate intrinsic value as of December 31, 2009 is based on the share price of the Company's Ordinary shares as of December 31, 2009 ($ 6.03 per share).

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

All options were granted at an exercise price that was equal to the market price of the Ordinary shares at the date of grant. The weighted average grant date fair values of options granted during the years ended December 31, 2007, 2008 and 2009 were as follows:

Year ended December 31,
2007		2008		2009
Options	Weighted average fair value	Options	Weighted average fair value	Options	Weighted average fair value

1,118,000	$6.35	551,000	$2.01	746,300	$2.21

g.
In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax exempt earnings (see Note 16).

NOTE 13:-	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2007	2008	2009
Numerator:
Net income (loss)	$9,585	$(12,940)	$(774)

Denominator:
Weighted average number of Ordinary shares outstanding during the year, used to compute basic net earnings (loss) per share	21,951,028	20,471,648	19,474,165
Incremental shares attributable to exercise of outstanding options (assuming proceeds would be used to purchase treasury stock)	530,991	(* )	(* )
Weighted average number of Ordinary shares used to compute diluted net earnings (loss) per share	22,482,019	20,471,648	19,474,165

Basic net earnings (loss) per Ordinary share	$0.44	$(0.63)	$(0.04)

Diluted net earnings (loss) per Ordinary share	$0.43	$(0.63)	$(0.04)

(*)	Anti dilutive.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION

a.	The Company operates under two reportable segments: the TBU and the NBU.

The TBU is responsible for the development of enabling technologies for real-time voice and video over IP. The NBU is responsible for developing networking products for IP-centric voice, video and data conferencing services. There are no significant transactions between the two segments.

The Company evaluates segment performance based on revenues and operating income (loss) of each segment.

The Company's reportable operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies, except for the accounting policy for share-based payments as described in Note 2s. The Company's chief operating decision maker, who is the Company's Chief Executive Officer, evaluates the performance of the Company's segments based on revenues and expenses, which do not include stock-based compensation (recorded in financial statements in accordance with ASC 718).

Allocation of general and administrative costs is based on the number of employees assigned to the specific segment during the year.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following is information about reported segment gains and losses:

	NBU	TBU	Total
2007
Total revenues	$68,271	$23,312	$91,583
Expenses	67,615	16,820	84,435

Segment income	$656	$6,492	7,148
Stock-based compensation			(5,448)
Financial income			6,095

Income before taxes benefit			7,795
Tax benefit			(1,790)

Net income			$9,585

Depreciation and amortization	$3,128	$505	$3,633

	NBU	TBU	Total
2008
Total revenues	$64,379	$20,368	$84,747
Expenses	75,777	18,753	94,530

Segment income	$(11,398)	$1,615	(9,783)
Stock-based compensation			(5,416)
Financial income			2,539

Loss before taxes on income			(12,660)
Taxes on income			280

Net loss			$(12,940)

Depreciation and amortization	$3,506	$418	$3,924

	NBU	TBU	Total
2009
Total revenues	$62,584	$18,414	$80,998
Expenses	57,834	15,263	73,097

Segment income	$4,750	$3,151	7,901
Acquisition-related costs			(580)
Stock-based compensation			(4,324)
Financial income			1,719

Income before taxes on income			4,716
Taxes on income			5,490

Net loss			$(774)

Depreciation and amortization	$2,746	$407	$3,153

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION (Cont.)

c.         Summary information about geographic areas:

The Company markets and sells both of its product lines in the United States and other regions through its sales personnel and distributors.

The following represents total revenues according to the end customer's location for the years ended December 31, 2007, 2008 and 2009 and long-lived assets as of December 31, 2007, 2008 and 2009 according to their geographic location:

	2007		2008		2009
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

The Americas	$54,915	$628	$52,010	$725	$50,610	$592
Europe and Africa	17,369	204	15,579	140	11,590	144
Far East	16,744	409	15,723	480	16,042	514
Israel	2,555	8,324	1,435	7,321	2,756	6,365

	$91,583	$9,565	$84,747	$8,666	$80,998	$7,615

d.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

NOTE 15:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.	Balances with related parties:

	December 31,
	2008	2009

Trade receivables	$78	$-

Trade payables	$2	$192

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

b.	Transactions with related parties:

	Year ended December 31,
	2007	2008	2009

Revenues (1)	$303	$184	$526

Cost of revenues (3)	$23	$14	$11

Research and development expenses (2)	$118	$84	$66

Marketing, selling, general and administrative expenses (2)	$525	$459	$336

Purchase of property and equipment (4)	$644	$344	$329

(1)	Includes revenues from the Company's products and maintenance sold to companies held by principal shareholders ("affiliated companies").

(2)	Includes administrative services provided to the Company by affiliated companies that the Company reimburses for the costs incurred in providing these services.

(3)	Includes the purchase of components from affiliated companies.

(4)	Includes property and equipment that were purchased from affiliated companies.

NOTE 16:-	TAXES ON INCOME

a.	The Company adopted the provisions of ASC 740-10-55 on January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits as of January 1 ,2009	$1,079
Interest	50

Gross unrecognized tax benefits as of December 31 ,2009	$1,129

The Company had incurred interest expenses related to the unrecognized tax benefit of $ 66, $ 50 and $ 50 in the years ended 2007, 2008 and 2009, respectively. The accumulated accrued interest balance related to the unrecognized tax benefit as of December 31, 2008 and 2009 amounted to $ 116 and $ 166, respectively. The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Israel and the United States. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2004 and is no longer subject to Israeli examinations for years prior to 2005.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	TAXES ON INCOME (Cont.)

b.	Israeli corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 26% in 2009 and 25% in 2010.

In July 2009, the Israeli Parliament (Knesset) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

c.	Tax benefits under the Law for the Encouragement of Capital Investment, 1959 ("the Law"):

The Investment Law, prior to its amendment in April 2005, empowered the Israeli Investment Center to grant approved enterprise status (“Approved Enterprise”)to capital investments in production facilities that meet certain relevant criteria specified by the law and the regulations specified thereafter. The tax benefits derived from any Approved Enterprise relate only to taxable income attributable to the specific program of investment to which the status was granted by the Investment Center.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment revised the criteria for investment programs qualified to receive tax benefits, which, if qualified, are referred to as a “Beneficiary Enterprise” (rather than the previous terminology of “Approved Enterprise”).  The Amendment generally requires that at least 25% of the Beneficiary Enterprise's income be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any letter of approval already granted to an Approved Enterprise will remain subject to the provisions of the law as they were on the date of such approval.

The Company has two capital investment programs that have been granted Approved Enterprise status under the Law for Encouragement of Capital Investments, 1959 ("the Approved programs") and a third and a fourth program that qualify as Beneficiary Enterprises pursuant to the Amendment ("the Beneficiary programs"). One of the Beneficiary programs was converted from a previously Approved Enterprise program pursuant to the approval of the Israel Tax Authority that the Company received in October 2007. Pursuant to the Beneficiary and Approved programs, the Company is entitled to a tax benefit period of seven to 10 years on income derived from these programs, as follows: a full income tax exemption for the first two years and a reduced income tax rate of 10%-25% (instead of the regular rate of 27% and 26% in 2008 and 2009, respectively) for the remaining five to eight years depending on the level of foreign ownership of the Company.

The duration of tax benefits detailed above for the Approved Enterprise is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier. The Company's Approved and Beneficiary programs expire between the years 2009 and 2017. The Company began using the tax benefits during the year 2006.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	TAXES ON INCOME (Cont.)

Out of the Company's retained earnings as of December 31, 2009, approximately $ 9,800 are tax-exempt earnings attributable to its Approved Enterprise programs and $ 12,700 are tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefits track (as of December 31, 2009, this tax rate is 20%). According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprises will be taxed only upon dividend distribution (and not upon complete liquidation, where the tax liability will be incurred by the shareholders). As of December 31, 2009, if the income attributed to the Approved Enterprises was distributed as a dividend, the Company would incur a tax liability of approximately $ 2,450 at a rate of 20%, while if income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of $ 3,193, also at a rate of 20%.

These amounts will be recorded as an income tax expense in the period in which the Company declares the dividend or liquidates.

The Company's Board of Directors has determined that the Company will not distribute any amounts of its undistributed tax-exempt income as a dividend. The Company intends to reinvest its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's Approved and Beneficiary Enterprise programs, as the undistributed tax exempt income is essentially permanent in duration.

The benefits from the Company's Approved and Beneficiary Enterprise programs are dependent upon the Company fulfilling the conditions stipulated by the Law, the Amendment and the regulations published thereunder (as applicable), as well as the criteria in the approval for the specific investments in the Company's Approved Enterprise programs. If the Company does not comply with those conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest. As of the date of these financial statements, the Company's management believes that it has complied with these conditions.

By virtue of the Law, the Company is entitled to claim accelerated depreciation on equipment used by the Approved Enterprises during five tax years. The Company chose not to utilize this benefit in 2009. Income from sources other than the Approved and Beneficiary Enterprises during the benefit period will be subject to tax at Israel's regular corporate tax rate.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	TAXES ON INCOME (Cont.)

d.	Income taxes for non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company's foreign subsidiaries. The Company's Board of Directors has determined that the Company will not distribute any amounts of its subsidiaries' undistributed earnings as a dividend. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

e.
The Company's U.S. subsidiary's carryforward tax losses through December 31, 2009, amounted to approximately $ 4,021. These losses may be offset against any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2020 through 2026. Considering the Company's income projections, management concluded based on the weight of available evidence that it is more likely than not that the deferred tax asset associated with the net operating loss carryforward and the other deferred tax items will be partially utilized in coming years. See (h) below for the deferred taxes and valuation allowance recorded in respect of carryforward losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of carryforward tax losses and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2008	2009

Net operating loss carryforwards	$4,422	$1,804
Reserves and allowances	738	1,235
ASC 718 - compensation cost	934	1,326
Intangible assets	126	138
Research and development expenses	1,140	5,484

Net deferred tax asset before valuation allowance	7,360	9,987
Valuation allowance	(672)	(7,705)

	$6,688	$2,282

Domestic:
Current deferred tax asset, net	$1,370	$562
Non-current deferred tax asset, net	2,604	818

	3,974	1,380

Foreign:
Current deferred tax asset, net	323	187
Non-current deferred tax asset, net	2,391	715

	2,714	902

	$6,688	$2,282

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the period in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance amounting to $ 672 and $ 7,705 as of December 31, 2008 and 2009, respectively.

g.	The Company's total income (loss) before provision for income taxes is as follows:

	Year ended December 31,
	2007	2008	2009

Domestic (Israel)	$6,559	$(13,738)	$3,681
Foreign	1,236	1,078	1,035

	$7,795	$(12,660)	$4,716

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	TAXES ON INCOME (Cont.)

h.	The tax benefits (expenses) are comprised as follows:

	Year ended December 31,
	2007	2008	2009
Domestic (Israel):

Current taxes	$(477)	$-	$-
Deferred taxes	2,380	475	(2,594)
Prior years	274	(306)	(365)

Total domestic	2,177	169	(2,959)

Foreign:

Current taxes	(365)	(690)	(719)
Deferred taxes	-	292	(1,812)
Prior years	(22)	(51)	-

Total foreign	(387)	(449)	(2,531)

	$1,790	$(280)	$(5,490)

i.
A reconciliation between the theoretical tax income, assuming all income is taxed at the statutory tax rate applicable to the income of the Company, and the actual tax income, as reported in the statements of operations, is as follows:

	Year ended December 31,
	2007	2008	2009

Income (loss) before taxes on income	$7,795	$(12,660)	$4,716

Theoretical tax expense (benefit) computed at the statutory rate *)	$2,322	$(3,343)	$1,309
Change in valuation allowance, net	(92)	(95)	7,600
Tax exempt or reduced (income) loss due to approved enterprise status	(5,425)	1,760	(5,138)
Tax benefit (expense) for prior years	(252)	358	365
Non-deductible stock-based compensation	1,224	1,144	852
Non-deductible expenses and others	433	456	502

Actual tax expense (benefit), net	$(1,790)	$280	$5,490

The effect of the tax exempt or reduced (income) loss due to Approved Enterprise status on earning per share is:

Basic net earnings (loss) per Ordinary share	$(0.25)	$0.08	$0.27

Diluted net earnings (loss) per Ordinary share	$(0.24)	$0.08	$0.27

*)	The tax rates for domestic income are 28%, 27% and 26% for the years 2007, 2008 and 2009, respectively. The tax rate for foreign income was 34% for the years 2007, 2008 and 2009.

RADVISION LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-        FINANCIAL INCOME, NET

	Year ended December 31,
	2007	2008	2009

Financial and other income:
Interest income	$6,886	$4,212	$2,659
Exchange rate differences, net	-	19	89
Gain on redemption of collateralized debt obligations	-	376	-
Accretion of discount net of amortization of marketable securities premium	71	-	-

Financial and other expenses:
Interest expenses	(59)	(12)	(11)
Amortization of marketable securities premium net of accretion of discount	-	(116)	(370)
Realized loss on sale of marketable securities	-	(73)	-
Commission and others	(98)	(100)	(94)
Other-than-temporary impairment of available-for-sale marketable securities, net	(379)	(1,767)	(554)
Exchange rate differences, net	(326)	-	-

	$6,095	$2,539	$1,719

NOTE 18:-        SUBSEQUENT EVENT

In February 2010, the Company acquired certain assets of Aethra Video Srl and Aethra SpA of Ancona, Italy ("Aethra"), including certain intellectual property and technology for high definition (HD) video conferencing endpoint systems. The agreements for the acquisition were incorporated into Aethra's pre-insolvency plan that was filed and admitted by the Italian court on January 25, 2010. The acquisition also includes the purchase of additional fixed assets and selected commercial agreements, which remains subject to the approval of the Italian court. The agreements provide for an aggregate cash purchase price of approximately $ 10,000 (or € 7 million) and the assumption of approximately $ 4,300 (€ 3 million) of liabilities.

RADVISION Ltd. and Subsidiaries
Schedule II—Valuation and Qualifying Account

Column A	Column B	Column C		Column D			Column E
		Additions		Deductions
	Balance at Beginning of period	Charged to costs and expenses	Charged to shareholders equity	Due to write offs	Charged to costs and expenses	Charged to shareholders equity	Balance at end of period
Year ended December 31, 2009:
Allowance for doubtful accounts	927,000	580,000	-	36,000	-	-	1,471,000
Provision for slow-moving inventory or technological obsolescence	744,000	366,000	-	244,000	62,000	-	804,000
Deferred taxes valuation allowances	672,000	7,600,000	-	-	-	567,000	7,705,000
Total	$2,343,000	$8,546,000	$-	$280,000	$62,000	$567,000	$9,980,000
Year ended December 31, 2008:
Allowance for doubtful accounts	805,000	230,000	-	34,000	74,000	-	927,000
Provision for slow-moving inventory or technological obsolescence	1,997,000	842,000	-	2,025,000	70,000	-	744,000
Deferred taxes valuation allowances	1,131,000	-	-	-	95,000	364,000	672,000
Total	$3,933,000	$1,072,000	$-	$2,059,000	$239,000	$364,000	$2,343,000
Year ended December 31, 2007:
Allowance for doubtful accounts	749,000	313,000	-	131,000	126,000	-	805,000
Provision for slow-moving inventory or technological obsolescence	1,246,000	751,000	-	-	-	-	1,997,000
Deferred taxes valuation allowances	1,378,000	-	-	55,000	92,000	100,000	1,131,000
Total	$3,373,000	$1,064,000	$-	$186,000	$218,000	$100,000	$3,933,000

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADVISION LTD.

By:	/s/ Boaz Raviv
Name:	Boaz Raviv
Title:	Chief Executive Officer

Dated:  April 25, 2010