Form 20-F
period 2010-12-31
RADVISION LTD
filed 2011-05-11
CIK 1105519

SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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
24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.1 Par Value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.1 per share……………18,565,949
(as of December 31, 2010)

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

- ii -

- iii -

- iv -

INTRODUCTION

RADVISION Ltd., incorporated under the laws of the State of Israel, is a designer, developer and provider of products and technologies for unified visual communications, including video network infrastructure, developer tools, and high definition room, desktop and mobile video conferencing systems.  We were incorporated in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994.  Our ordinary shares are listed on the NASDAQ Global Select Market (symbol: RVSN) and the Tel Aviv Stock Exchange under the symbol “RVSN.”  We have 12 wholly-owned subsidiaries: RADVISION Inc. and its wholly-owned subsidiary RADVISION Government Services, Inc. in the United States, RADVISION (HK) Ltd. in Hong Kong, RADVISION (UK) Ltd. in the United Kingdom, RADVISION FRANCE S.A.R.L. in France, RADVISION Japan KK in Japan, RADVISION B.V. in the Netherlands, RADVISION GmbH in Germany, RADVISION India Private Ltd. in India and RADVISION ESPAÑA, S.R.L. in Spain, all of which are primarily engaged in the sale and marketing of our products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China and RADVISION Italy S.r.l in Italy, both of which are primarily engaged in research and development and the sale and marketing of our products and technology. As used in this annual report, the terms “we,” “us” “our,” and “RADVISION” mean RADVISION Ltd. and its subsidiaries, unless otherwise indicated.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.       Selected Financial Data

The following selected consolidated financial data for and as of the five years ended December 31, 2010, are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP.  The selected consolidated financial data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report.  The selected consolidated financial data as of December 31, 2006, 2007 and 2008 and for the years ended December 31, 2006 and 2007 have been derived from audited consolidated financial statements not included in this annual report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

Consolidated Statement of Operations Data:
	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except per share data)
Revenues	$91,023	$91,583	$84,747	$80,998	$95,239
Cost of revenues	18,165	18,294	18,779	17,371	26,257
Gross profit	72,858	73,289	65,968	63,627	68,982
Operating expenses:
Research and development	25,331	30,329	36,883	26,980	30,937
Marketing and selling	30,648	32,627	35,330	27,577	31,740
General and administrative	6,492	8,633	8,954	5,493	6,057
Acquisition-related restructuring expenses, net	-	-	-	-	2,722
Acquisition-related costs	-	-	-	580	364
Patent settlement reserve	1,900	-	-	-	-
Total operating expenses	64,371	71,589	81,167	60,630	71,820
Operating income (loss)	8,487	1,700	(15,199)	2,997	(2,838)
Financial income, net	5,825	6,095	2,539	1,719	1,000
Income (loss) before taxes on income	14,312	7,795	(12,660)	4,716	(1,838)
Tax benefit (expense), net	936	1,790	(280)	(5,490)	(1,586)
Net income (loss)	$15,248	$9,585	$(12,940)	$(774)	$(3,424)
Basic net earnings (loss) per Ordinary share	$0.69	$0.44	$(0.63)	$(0.04)	$(0.18)
Weighted average number of Ordinary shares used to compute basic net earnings (loss) per share	22,077	21,951	20,472	19,474	19,221
Diluted net earnings (loss) per Ordinary share	$0.67	$0.43	$(0.63)	$(0.04)	$(0.18)
Weighted average number of Ordinary shares used to compute diluted net earnings (loss) per share	22,747	22,482	20,472	19,474	19,221

Consolidated Balance Sheet Data:
	As at December 31,
	2006	2007	2008	2009	2010
Cash and cash equivalents	$23,110	$45,370	$37,872	$40,289	$17,753
Working capital	103,661	118,990	98,903	96,913	74,724
Total assets	182,559	175,040	162,188	161,997	165,611
Shareholders’ equity	152,605	147,559	129,583	133,013	126,341
Capital stock	127,172	135,561	141,341	146,232	149,355

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

Our quarterly revenues and operating results have varied significantly in the past and are likely to continue to vary significantly in the future.  Fluctuations in our quarterly financial performance may result from the fact that we may receive a small number of relatively large orders in any given quarter.  Because these orders generate disproportionately large revenues, our revenues and the rate of growth of our revenues for that quarter may reach levels that may not be sustained in subsequent quarters.  In addition, some of our products have lengthy sales cycles.  For example, it typically takes from three to 12 months after we first begin discussions with a prospective customer before we receive an order from that customer.  We also have a very limited order backlog, if any, which makes revenues in any quarter substantially dependent upon orders we deliver in that quarter.  Because of these factors, our revenues and operating results in any quarter may not meet market expectations or be indicative of future performance and it may be difficult for investors to evaluate our prospects.

Our future success will be largely dependent of the acceptance of our high definition video conferencing room endpoint systems. If these solutions are not accepted, our business, results of operations and financial condition will be adversely affected.

In February 2010, we acquired certain assets of Aethra Video Srl and Aethra SpA of Ancona, Italy, or Aethra, including certain intellectual property and technology for high definition, or HD, video conferencing endpoint systems.  In April 2010, we announced the SCOPIA XT1000 series HD video conferencing room system series, which was the first development based on our acquisition of the Aethra endpoint technology.  In June 2010, we announced the SCOPIA XT1000 series SMB solution, an HD video conferencing solution especially suited to the communication requirements of small and medium businesses.  This solution combines the capabilities of the SCOPIA XT1000 series HD video conferencing room systems with our SCOPIA Desktop software to fully extend the SCOPIA XT1000 series room systems’ experience to users anywhere on their Macs or PCs.  Our future success will be in great measure dependent on the acceptance of our HD video conferencing endpoint systems.  If these solutions are not accepted, our business, results of operations and financial condition will be adversely affected.

We rely on a small number of marketing partners who distribute our products either under our name or as private label products for a significant portion of our business.

We rely in great measure on original equipment manufacturers, or OEMs (mainly Cisco), systems integrators and value added resellers, or VARs, to sell our products.  Our OEM customers typically may purchase our products to integrate with products that they developed in-house to build complete IP communication solutions.  Our systems integrator customers either purchase our full suite of products or integrate our individual products with those of other manufacturers in order to build complete IP communication solutions.  Our VAR customers purchase our products to resell to end-users as separate units, or as part of a family of related product offerings, either under our RADVISION label or under their private label.  If we are unable to maintain these marketing partners or obtain new marketing partners, our future revenues and profitability will be affected and we may lose market share.

Cisco (NASDAQ: CSCO) accounted for approximately 39%, 42% and 34% of our sales in 2008, 2009 and 2010, respectively.  In April 2010, Cisco completed the acquisition of TANDBERG, one of our principal competitors.  The full TANDBERG product line is now part of the Cisco TelePresence portfolio. Our agreement with Cisco continues on a year to year basis and either party may terminate the relationship no later than 90 days prior to the expiration of the then current term.  We expect that our sales to Cisco will decline significantly in 2011.  In addition, our OEM agreement with LifeSize (acquired by Logitech), which was formerly one of our major OEM arrangements, was terminated on February 18, 2011.

Major solutions providers who currently work with us might compete with us in the future.

In addition to Cisco, we currently offer our technology either directly to or in association with major solutions providers such as IBM, Siemens, Telstra and others.  Some of these companies also purchase technology from our competitors.  If any of these solutions providers choose to develop their own technologies that compete with ours, acquire technologies from our competitors or acquire our competitors, our financial condition and operating results could be adversely impacted and we may face increased competition from these major companies.

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

Our current suite of IP communication protocol toolkits includes, among others, H.323, SIP (session initiation protocol), and SIP IMS (session initiation protocol IP multimedia subsystem), SIP for VoLTE (session initiation Protocol for voice over long-term evolution), NAT (network address translation) Traversal, Diameter, MGCP (media gateway control protocol) and MEGACO (media gateway control protocol for large-scale IP-centric communication networks), 3G-324M protocol for real time multimedia services over 3G (Third Generation) networks and our BEEHD family of products designed for Android-based mobile and tablet devices, desktop software clients and an embedded solution for Texas Instruments digital signal processors, or DSPs.  If future IP networks are not designed with components built around these protocols, or if one or more alternative protocols were to gain greater acceptance than these protocols, our investments may be of little or no value and sales of our products and technology would suffer.

Competition in the markets for our products and technology is intense.  We may not be able to compete effectively in these markets and we may lose market share to our competitors.  Some of our competitors have greater resources than we do, which may limit our ability to compete effectively and discourage customers from purchasing our products and technology.

The markets for our products and technology are highly competitive and we expect competition to intensify in the future. The principal competitors in the market for our Video Business Unit currently include Polycom Inc., TANDBERG (owned by Cisco), LifeSize (owned by Logitech) and Vidyo.  The principal competitors in the market for our Technology Business Unit products currently include Aricent, Data Connection Limited, M5T ENEA (which acquired Netbrics), Trillium Digital Systems (acquired by Continuous Computing), CounterPath, Mirial, Spirit DSP, open source technologies and in-house developers employed by manufacturers of telecommunication equipment and systems.  Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and compete with us.  We may not be able to compete effectively in these markets, and we may lose market share to our competitors.

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

In February 2010, we acquired certain assets of Aethra, including certain intellectual property and technology for HD video conferencing endpoint systems.  In April 2010, we announced the SCOPIA XT1000 series HD video conferencing room system, which was the first development based on our acquisition of the Aethra endpoint technology.  In June 2010, we announced the SCOPIA XT1000 series SMB solution, an HD video conferencing solution especially suited to the communication requirements of small and medium businesses.

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

The 2008 and 2009 crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness.  Although global economic conditions have stabilized or improved, there is continuing economic uncertainty.  If the economies in any part of the remain uncertain or weaken further, the demand for our products and technology may decrease as a result of constraints on IT-related capital spending by our customers.  In addition, this could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain uncertain or weaken further, our business, operating results and financial condition may be materially adversely affected.

On March 11, 2011, an earthquake off the eastern coast of Japan triggered a devastating tsunami tidal wave, causing damage and destruction.  It is too early to predict the long-term impact of this disaster on the economy of Japan and elsewhere.

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

As of December 31, 2010, we had $50.8 million in short and long-term marketable securities.  The performance of the capital markets affects the values of funds that are held in marketable securities.  These assets are subject to market fluctuations and yield uncertain returns, which may fall below our projected return rates.  For example, the 2008 and 2009 financial crisis resulted in immaterial impairments of the carrying value of a limited amount of our investment assets.  Future turmoil in the capital markets may result in additional impairments.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

In addition, any decline in the financial condition of U.S. or European banks or other financial institutions or increased regulation relating to their lending activities may adversely affect our ability to secure additional credit facilities, if needed.  The unavailability of additional credit may prevent us from executing our future business plans, including potential acquisitions.

One of our primary market risk exposures is to changes in interest rates as a result of our investment in marketable securities.  A decline in market interest rates could have an adverse effect on our financial income.  In a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities we hold more quickly than we initially expected.  This action may cause us to reinvest the redeemed proceeds in lower yielding investments.  An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair value of the fixed income securities that comprise a substantial majority of our investment portfolio.

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

In addition, because we outsource the manufacture of most of our products, we are required to place manufacturing orders well in advance of the time when we expect to sell these products.  In the event that we order the manufacture of a greater or lesser amount of these products than we will ultimately require, we are generally obligated to purchase the surplus products or to forego or delay the sale or delivery of the products that we did not order in advance.  In either case, our business and results of operations may be adversely affected.  Any of these risks could result in manufacturing delays or increases in manufacturing costs and expenses.  There may be an adverse affect on our profitability and consequently on our results of operations, if we incur increased costs.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal control and procedures for financial reporting, which started in connection with our 2006 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  Section 404 of the Sarbanes-Oxley Act requires (i) management's annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of the Annual Report on Form 20-F for each fiscal year.  We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

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

Holders of our ordinary shares who are U.S. residents face income tax risks.  There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares.  For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset that produces passive income.  As a result of our substantial cash position, we believe that there is a substantial risk that we qualified as a PFIC during the taxable year ended December 31, 2010, under a literal application of the asset test described above, which looks solely to the market value.  We believe that there is a substantial risk that we will also qualify as a PFIC during the taxable year ending December 31, 2011. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.  United States residents should carefully read “Item 10E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.  Trading in our ordinary shares on these markets is made in different currencies (dollars on the NASDAQ Global Select Market and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel).  Consequently, the trading prices of our ordinary shares on these two markets often differ.  Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2010.  In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups.  Recently, countries in the region have experienced political instability, the effects of which are currently difficult to assess.  Ongoing or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along Israel’s northern borders, or political instability in the region would likely disrupt international trading activities in Israel and may materially and negatively affect our business conditions and those of our major contract manufacturers and could harm our results of operations.

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

Our operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and related personnel expenses, were incurred in other currencies, particularly in NIS and Euro.  Therefore, our costs in such other currencies, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the relevant currency.  During 2009 and 2010, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. While the NIS/dollar exchange rate was approximately the same at December 31, 2007 and 2008, the NIS fluctuated against the U.S. dollar during 2009 and 2010.  We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of depreciation of the NIS in relation to the dollar or that the timing of this depreciation lags behind inflation in Israel.  This would have the effect of increasing the dollar cost of our operations.  In the past, the NIS has devalued against foreign currencies, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.  If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.  We follow Israeli law and practice instead of NASDAQ rules regarding the requirement to obtain shareholder approval for certain dilutive events.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Listing Rules.  We follow Israeli law and practice instead of The NASDAQ Listing Rules regarding the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

We are a leading provider of high quality, scalable and easy-to-use products and technologies for unified visual communications, including video network infrastructure, developer tools, and HD room, desktop and mobile video conferencing systems.  Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.  We have over 600 customers worldwide using our Technology Business Unit products, including Alcatel-Lucent,  Cisco, Comverse, Huawei, HTC, LG Electronics, LifeSize (acquired by Logitech), Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Quanta, Samsung, Siemens, Sony, Telecom Italia and Technicolor (formerly Thomson).  Thousands of enterprises around the world and dozens of telecommunications operators are using our products, videoconferencing systems and solutions.

Since 2001, we have conducted our business through two separate business units, corresponding to our two product lines, to enable our product development and product marketing teams to respond quickly to evolving market needs with new product introductions.

Our Video Business Unit, or VBU, formerly referred to as our Networking Business Unit, or NBU, offers one of the broadest and most complete end-to-end videoconferencing solutions for IP, ISDN (integrated services digital network), SIP, H.323 and 3G-based networks in the industry today. These products are sold to businesses of all sizes and markets including the large and small enterprise market, government agencies and service providers.

We provide a complete offering for deployment of a videoconferencing solution, including video network infrastructure, desktop, conference room endpoint products and management software.  We sell our products through a worldwide network of distributors, VARs, OEMs, and system integrators who use our products to develop and install advanced IP and ISDN-based visual communication solutions for use in the company meeting room and on employee’s desktops.  We also sell our products and platforms to major vendors, such as Alcatel-Lucent, Cisco and IBM, which then integrate our solutions into their communications platforms and architectures.  These integrated solutions enable the delivery of real-time interactive IP and 3G-based video telephony services over both broadband connections (such as cable and DSL) and 3G mobile networks.  Over the years we expanded our offerings to include a software desktop solution through our acquisition of First Virtual Communications, Inc., or FVC, and its wholly-owned subsidiary, CUseeMe Networks, Inc., in March 2005 and a room video conferencing solution through our acquisition of selected assets from Aethra Video Srl and Aethra SpA in February of 2010.

Our Technology Business Unit, or TBU, is a one-stop-shop for video client frameworks and developer platforms that consumer electronics manufacturers, equipment vendors, integrators and service providers use to build and launch multimedia (voice, video, presence and messaging) products and services over IP, 3G, 4G and IP multimedia subsystem, or IMS, and long term evolution, or LTE, networks.

Our TBU software solutions include ready to use video client frameworks for mobile, desktop and embedded platforms including tablets and smart phones together comprising our BEEHD family of client products.  The BEEHD client frameworks, which are sold to device manufacturers, service providers, systems integrators and application developers, allow them to quickly launch video communications products and solutions on multiple platforms.  The BEEHD client frameworks are designed for both consumer based service provider 3G and 4G IMS or LTE networks as well as enterprise networks.  Complementing this offering are our video testing solutions named VQ Monitor, eVident and ProLab for pre-deployment and post-deployment of video communication products in enterprises and service provider networks as well as video testing solutions for development and testing labs.

Our TBU also offers enabling technology to developers, including toolkits for SIP, Diameter, NAT Traversal, MEGACO/H.248,A/S-RTP, MGCP, H.323, RTSP (real time streaming protocol) and 3G-324M.  Our TBU also offers an IMS and LTE development suite, which extends our existing toolkits to IMS for mobile, VolTE (Voice over LTE), fixed and cable implementations.

Both business units also assist customers to integrate our technology into their networks and products and to customize our products to their specific needs.

In February 2010, we acquired certain assets of Aethra, including certain intellectual property and technology for HD video conferencing endpoint systems.  We had an OEM relationship with Aethra from 2005, through which our video infrastructure products and technology were included in Aethra video solutions, allowing Aethra to offer the market a complete end-to-end solution.  The agreements for the acquisition were incorporated into Aethra’s pre-insolvency plan that was filed and admitted by the Italian court on January 25, 2010.  The acquisition also includes the purchase of additional fixed assets and selected commercial agreements, which remains subject to the approval of the Italian court.  The total transaction purchase price will be approximately $10.0 million (Euro 7.0 million), and we also assumed approximately $4.0 million (Euro 3.0 million) of liabilities.  As of December 31, 2010, we have paid $7.0 million in cash and provided a $1.6 million irrevocable bank guarantee.  As of such date we have also recorded $2.7 million of acquisition-related restructuring expenses.  We have utilized Aethra’s HD video endpoint technology to bring to the market an HD room conferencing system which we launched in June of 2010, and we have integrated Aethra’s HD video technology into our video network infrastructure and desktop solutions to offer a full video conferencing portfolio in response to customer demand created by rapid change and consolidation in the video marketplace.  We believe that the addition of Aethra’s technology assets will continue to enhance our existing video network infrastructure and desktop solutions to provide a more complete solution to enterprise customers.

Our capital expenditures for the years ended December 31, 2008, 2009 and 2010 were approximately $3.0 million, $2.1 million and $2.9 million, respectively.  These expenditures were principally for research and development equipment, office furniture and equipment, leasehold improvements and implementation of an enterprise resource planning, or ERP, system.

B.      Business Overview

Overview and Strategy

We are a leading developer and provider of products and technologies for unified visual communications, including video network infrastructure, developer tools, and high definition (HD) room, desktop and mobile video conferencing systems.  Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms, video conferencing endpoints and software development solutions.

We have over 600 customers worldwide using our TBU products including, Alcatel-Lucent,  Cisco, Comverse, Huawei, HTC, LG Electronics, LifeSize, Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Quanta, Samsung, Siemens, Sony, Telecom Italia and Technicolor (formerly Thomson).  Thousands of enterprises around the world and dozens of telecommunications operators are using our products, video conferencing systems and solutions.

Our goal is to develop and deliver market-leading technologies and products that drive widespread adoption and deployment of interactive unified visual communications over packet and next-generation networks.  We provide solutions at every level – protocol developer toolkits, professional services, hardware-based network infrastructure, software-based desktop solutions, conference room video systems, as well as fully integrated solutions that complement the unified communication solutions of other vendors such as those from Alcatel-Lucent, Cisco, Huawei, IBM, LifeSize, Microsoft and Sony.  We believe that our offering combinations of IP-centric videoconferencing products along with software toolkits, positions us as a key enabling vendor in the evolution of V²IP communications (Video and Voice over IP).

In April 2010, we announced the SCOPIA XT1000 series HD video conferencing room system, which was the first development based on our acquisition of the Aethra endpoint technology.  In June 2010, we announced the SCOPIA XT1000 series SMB solution, an HD video conferencing solution especially suited to the communication requirements of small and medium businesses.

Key elements of our business strategy include the following:

•
Maintain and extend our technology leadership.  We believe that we have established ourselves as a leader in providing core-enabling technologies and products for a broad range of IP and 3G communication solutions and services.  We provide a full portfolio of video conferencing products and services in addition to enabling high definition video and connectivity to HD video room conferencing systems in many of the market-leading unified communication solutions such as IBM’s Lotus Sametime, Microsoft’s Lync Communications Software and Alcatel-Lucent’s MyTeamWork.  During 2010, we announced several new solutions, including the SCOPIA™ XT1000 series HD video conferencing room system incorporating the latest state-of-the-art HD video technology with features and capabilities mandatory for today’s room system deployments, SCOPIA Control, the first Apple® iPad™ application for control of video conferencing room systems, SCOPIA Mobile, a free application that allows participation in a conference from an Apple® iPhone®, iPad® and iPod touch® and BlackBerry® smartphone, SCOPIA SMB, an all inclusive HD video conferencing solution that includes integrated multi-party and desktop video conferencing, and SCOPIA 7.5 infrastructure products with enhancements to our entire portfolio of video conferencing solutions including our SCOPIA Elite MCU, SCOPIA Desktop and iVIEW SCOPIA Management Suite.

•
Complement our portfolio to become an innovative end-to-end player with ground breaking solutions.  We have utilized the assets acquired from Aethra and along with our relationship with Samsung and similar companies, have complemented our videoconferencing products portfolio to become an innovative player in the end-to-end market.  In the area of desktop software for videoconferencing we own the SCOPIA Desktop client which leads the market in its category.  We have recently introduced the VC240 developed in cooperation with Samsung for affordable personal HD communications, creating a new paradigm for this market niche.  In February 2010, we released the XT1000 series HD video conferencing room system based on our acquisition of Aethra’s endpoint technology.  We intend to continue to develop innovative and potentially ground breaking products and bring those to the market based on the expertise we own and the technical assets acquired from Aethra.

•
Strengthen and expand our relationships with our major partners’ active in the unified communications market.  We have established and continue to maintain collaborative working relationships with many companies in the IP communication market, including  Alcatel-Lucent, Huawei, IBM, Microsoft, Nokia, Samsung, Siemens and Sony as partners. We work closely with our customers and partners to integrate our products and core technology into their solutions.  Our core technology and our system design expertise enable us to assist these customers in the development of complete solutions that contain enhanced features and functionality compared to competitive alternatives.  We strive to establish long-term relationships with our customers and partners by starting with a few products and subsequently expanding these relationships by increasing the number and range of products sold to these customers.  We intend to expand the depth and breadth of our existing relationships, while initiating similar new relationships with other leading players focused on the IP communications market.

•
Continue to offer new and enhanced products and features.  We believe that we have consistently been either first, or among the first, to market products that support real-time voice, video and data communication over packet networks.  We were the first-to-market with IP multipoint control units, or MCUs and gateways that provide combined voice, video and data functionality, the first-to-market with software development kits for the development of H.323-compliant IP communication products and applications, and the first to announce support for SIP (Session Initiation Protocol) in our infrastructure platform.  We were also the first to offer a 3G toolkit and 3G to IP (H.323 and SIP) bridging.  We were the first to offer an IMS-SIP protocol stack and the firsts to add to our portfolio a scalable vide coding implementation that is backwards compatible with systems deployed in the market.  We continue to be an industry standardization leader through active participation and chairing of industry standards groups, leading to contributions to important communications technologies such as Firewall/NAT (network address translation) traversal standardization (H.460.18/19), forward error correction mechanisms and emerging IMS specifications.  We intend to utilize our technological expertise as a basis for market leadership by striving to be the first-to-market with new and enhanced products and features that address the increasingly sophisticated needs of our customers and the evolving markets they serve.  In addition, we believe that our participation in the drafting of industry standards gives us the ability to quickly identify emerging trends enabling us to develop new products and technologies that are at the forefront of technological evolution in the IP communication industry.

•
Provide ground breaking endpoints solutions that will revolutionize the market.  We intend to continue our efforts to maintain our position as a key enabling solution provider for major vendors’ to drive visual communication beyond the meeting room and onto the desktop.  We intend to continue to leverage our acquisition of certain assets of Aethra to introduce additional endpoints to the market.  We will also continue to work closely with our partners such as Samsung and others to bring innovative and potentially ground breaking endpoints providing exceptional value to the end customer.  Collaboration with unified communications players such as Alcatel-Lucent, IBM, Microsoft and others will continue as well, integrating our desktop video technology into their unified communications offerings such as MyTeamwork, Sametime and Lync Communications Server.

Our Business

Our business is separated into two units: our videoconferencing Video Business Unit, or VBU, and our software developer toolkit business unit known as the Technology Business Unit, or TBU.  The discussion below of our business is separated by unit.  In each section we provide an overview of our products, our competitive advantage, and industry trends that are beneficial to each unit and our business.

Video Business Unit

Our VBU provides a comprehensive portfolio of visual communications solutions for the enterprise market that allow advanced voice, data and video conferencing.  Our SCOPIA platform includes advanced network infrastructure solutions for multipoint conferencing, network connectivity and firewall traversal; endpoint solutions for board rooms, conference rooms, desktop and personal video conferencing and management software for scheduling, device and bandwidth management and directory services.  All references in this annual report to “systems” and “solutions” refer to our video conferencing products sold through our VBU.

VBU Products

Our SCOPIA platform is a powerful combination of hardware and software products that enable the network platform, applications and endpoints to provide advanced video-based conferencing and collaboration on a customer’s network.  Our solutions are standards-based and support the highest resolutions available in today’s videoconferencing solutions providing interoperability and interconnectivity between any video-enabled device, such as a telepresence system, a meeting room or a desktop videoconferencing endpoint, with other telephony and videoconferencing systems.  Our solutions are used by institutions, enterprises, service providers and operators to create high quality, easy-to-use voice, video, and data communication, collaboration, and entertainment environments, regardless of the communication network/protocol - IP, SIP, 3G, H.323, ISDN, H.320 or next generation IMS (IP multimedia subsystem).

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

The SCOPIA platform is a powerful combination of hardware and software that supports media processing for advanced room system devices and delivers high scalability and distributed processing for desktops and mobile deployments.  Our complete solution includes all the components necessary to provide a complete video, voice, and data collaboration solution on a customer’s network.  Key components of our solution include SCOPIA Video Infrastructure, SCOPIA Video Conference Systems and SCOPIA Management Solutions.

SCOPIA Video Infrastructure

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

o
SCOPIA Elite MCUs.  The SCOPIA Elite 5000 Series is our new generation MCU architecture for high definition multiparty conferencing.  Utilizing the latest in digital signal processing technology, SCOPIA Elite’s advanced media processing supports 1080p HD and provides connectivity, dynamic resource allocation, and individual video layouts per participant yielding uncompromised video experience.  The new SCOPIA Elite 5000 Series can be configured from 10 to 30 ports of high definition continuous presence providing a line of systems to suit a variety of applications and budgets.  Each system can also deliver four times the capacity by utilizing SCOPIA Elite’s dynamic resource allocation.  This maximizes capacity for mixed endpoint environments without any system configuration changes.  This flexible model offers significant value and fast return on investment with up to 120 video conferencing ports per system.  SCOPIA Elite is the industry’s first standards-based MCU to natively support advanced H.264 scalable video coding, or SVC, technology.  Our SVC technology provides a high quality experience over unmanaged networks, such as the Internet, particularly benefiting desktop video conferencing users on the road or teleworkers from their home offices.  Providing SVC on the MCU provides the benefits of high error resiliency between MCUs with video endpoints supporting SVC, while maintaining full interoperability and high quality with conferencing and telepresence systems not currently using SVC.

o
SCOPIA 100/400/1000 MCUs.  The SCOPIA 100/400/1000 MCUs provide a very cost effective MCU solution for an enterprise network.  These SCOPIA MCUs are optimized for support of standard definition (SD) endpoints but can also fully support HD endpoints as well.  They can be used as cost effective deployment supporting mixed SD and HD deployments or can augment a deployment of SCOPIA Elite MCUs for cost effective support of SD endpoints in the network.  The systems range in size from the SCOPIA 100 model supporting 12 or 24 ports up to the SCOPIA 1000 model, which is a carrier-grade chassis with full redundancy and support for 21 hot-swappable slots for a flexible configuration of MCU and gateway functions.

o
SCOPIA Video Gateway for Microsoft Lync.  The SCOPIA Video Gateway for Microsoft Lync allows end-users to use telepresence systems, such as those from Cisco/Tandberg, Logitech/LifeSize and Polycom, as well as any standards-based video conferencing system within the Lync unified communications environment.  This approach provides users with flexibility and choice as to which telepresence or video conferencing systems they use and does not compromise the Lync ease-of-use and experience at the desktop.  The SCOPIA Video Gateway for Microsoft Lync provides a cost-effective and easily deployable solution as it does not require large-scale software or firmware upgrades on already deployed video conferencing systems when used with Microsoft Lync.

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

o
SCOPIA Interactive Video Platform.  The SCOPIA Interactive Video Platform, or IVP, is a powerful general purpose media server with a flexible high-level API and service creation environment for generating a wide range of video services.  With the SCOPIA IVP, service providers, enterprises and developers can easily create and reliably deploy interactive video services seamlessly integrated with existing networks.  These real-time, video-based services offer a high revenue margin complement to traditional voice and data services for true added value.

SCOPIA Video Conference Clients

Advanced HD video conferencing endpoints for personal and group use at the desktop, on the road, in the conference room or the board room.

o
SCOPIA XT1000 Series Product line.  The SCOPIA XT1000 series HD video conferencing room system product line supports two streams of HD video each at 1080p resolution and 30 frames per second, or fps.  The high-end Pan-Tilt-Zoom camera supports 10x optical zoom and wide angle capability for viewing details as well as an entire group.  The second 1080p video stream can be used with an additional 1080p camera for complete visual coverage or with a personal computer, or PC, for data sharing.  When used for data collaboration, the system supports high resolution PC data sharing at 30fps so presentations and video clips can be shared with zero loss of quality.  The SCOPIA XT1000 series comes with an available embedded HD MCU with support for high definition, continuous presence meetings with up to nine participants, which is the highest capacity embedded MCU in the industry today.  The advanced audio system provides full band audio encoding to ensure high clarity audio transmission with no loss of quality.  Beam forming technology is used in the 3-way microphone pod to put the focus on the speaker while isolating background noise.

o
SCOPIA XT1000 Series SME.  The SCOPIA XT1000 series SME for small and medium enterprises is a unique combination of XT1000 technology and desktop technology that enables any customer access to this product to enjoy the advantages and benefits of a full HD video solution including room system HD, multiparty functionality and HD Desktop client access from any PC to the conference network.

o
SCOPIA Desktop. SCOPIA Desktop is a software based client/server application that extends a room system conferencing application to remote and desktop users for voice, video and data communications.  It includes the latest in video technology including support for HD video, SVC for unsurpassed error resiliency and HD H.264 for viewing both meeting participants and data collaboration.  Its audio system provides echo cancellation, background noise suppression and is highly resilient to network errors common on the Internet.  SCOPIA Desktop is a simple web browser plug-in that is centrally managed and deployed without complex licensing fees or installation issues.  Users simply click on a link and in moments are connected to a conference.  The system provides automatic firewall traversal to allow anyone to participate regardless of where they are.  In addition, the user can see all the data used during the conference thanks to Slider technology (patent pending) that allows the user to view all the projected slides without interrupting the presenter.

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

o
SCOPIA Mobile.  SCOPIA Mobile is a free application for participation in video conferences via the Apple® iPhone®, iPod touch® and BlackBerry® smart phone.  SCOPIA Mobile is a natural extension to the SCOPIA product family with the increasing smart phone and mobile digital device penetration amongst enterprise users.  Conference participants can directly control and participate in video conferences through the touch screen interfaces of these highly popular and inexpensive mobile devices.  In addition, the user can see all the data’s used during the conference thanks to Slider technology (patent pending) that allows users to see all the slides projected without interrupting the presenter.

o
SCOPIA Control.  SCOPIA Control is the first Apple® iPad™ application for control of video conferencing room systems that provides a highly intuitive user interface to initiate calls, control their video conferencing systems and moderate meetings without any training or introduction.

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

VBU Product Benefits

Our VBU products provide market leading solutions to meet the needs of today’s advanced visual communication requirements.  RADVISION was the first company to deliver an IP MCU and an IP gateway to the market.  We have leveraged and built upon that product leadership to provide a complete portfolio of video communication solutions for the enterprise market providing the deployment of cost effective, highly advanced visual communication and collaboration solutions.  As HD endpoints bring increased video quality to traditional room-based video conferencing systems, and unified communications and collaboration solutions extend video to the desktop and mobile arenas, an increased number of organizations are turning to us for the flexibility to cost-effectively adopt emerging HD and unified communications technologies.

Our products, through the powerful combination of hardware and software, provide a comprehensive, robust video platform for visual communication solutions that deliver the scalability and seamless device support that organizations need to leverage and protect current standards-based conferencing investments.  We believe that our products are among the leading visual communication solutions in the industry today by virtue of our technological innovation in several key areas:

•      Connectivity. Today’s video conferencing deployments are a mix of heterogeneous device capabilities deployed on different networks.  We believe an effective solution will allow interconnectivity and interoperability between all devices and networks – circuit switched, packet IP or 3G based.  Our solutions allow connectivity between any type of standards-based device from high-end telepresence systems through high-end room-based systems, executive desktop systems, desktop video clients, unified communications clients to telephony devices or 3G mobile devices.  We also provide unparalleled connectivity for both inside and outside the private network through firewall traversal solutions.

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

Visual Communication Market Trends Which May Benefit Our Company

Increased cost justification for video conferencing.  The current conservative economic climate is causing companies to utilize more cost effective meeting solutions and video conferencing is proving to be a cost justifiable replacement for travel. HD solutions including telepresence are becoming affordable and provide a high quality replacement for long distance meetings.

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

Green initiatives.  Due to increasing carbon foot-print awareness, companies are now, more than ever, looking for ways to find “greener” alternatives to air travel.  We believe that the ever increasing quality of video technology and level of its maturity, the decreasing cost of bandwidth, the wider use of video conferencing in the enterprise and the ongoing reduction in the cost of endpoints, could all benefit us.

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

TBU Products

Our TBU products and solutions have expanded and evolved to become complete client framework offerings.  The BEEHD family of products, which runs on multiple platforms such as desktop, Android-based mobile and tablet devices as well as embedded devices, has facilitated such expansion.  The BEEHD offering is a complete client framework for developing HD video-enabled devices and products, offering developers fast market penetration of integrated HD video communication endpoints.  The BEEHD offering serves the requirements of consumer electronics device manufacturers, service providers and application developers.  This technology utilizes our advanced video technology, such as SVC, for high quality user experience over unmanaged networks such as the Internet.  Our telecom developer solutions provide customers with solutions and frameworks at various levels of integration, including comprehensive high definition video client frameworks, which include media, signaling and call control, protocol stack software development kits, and comprehensive and flexible server and client solutions over packet and 3G networks supporting IMS (IP Multimedia Subsystem), LTE, rich communication suite, or RCS, and pre-IMS architectures.  Our telecom developer solutions assist application developers to focus on developing their applications and devices while reducing the overall development and testing effort required, as these solutions offer a comprehensive standard implementation and feature set.  Our developer solutions are constantly tested for interoperability minimizing the effort required by the application developer.  As a result, our customers benefit from a reduced time-to-revenue as they can release products to the market with less development and testing efforts.  Complementing these offerings, our testing and analysis tools (PorLab™ Testing Suite and eVident™) enable developers, testing laboratories, system integrators and IT managers to validate and test products, as well as measure multimedia quality on the network.

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

•      RADVISION BEEHD Client Framework.  A complete client framework for developing HD video-enabled devices and products, offering developers fast market penetration of integrated HD video telephony endpoints.  Optimized for embedded systems, the BEEHD client framework solution can be integrated with any device to allow high quality interactive V2oIP video communications over unmanaged, error prone, best-effort networks.

•      RADVISION SIP Developer Suite.  Session initiation protocol, commonly referred to as SIP, is a popular signaling protocol for initiating, managing and terminating voice and video sessions across packet networks.  SIP was designed for building high performance user agents.  The RADVISION SIP Developer Suite enables the development of products that require full user/agent functionality.  Our SIP Suite is designed to provide high scalability and extensibility for both small and large-scale projects.  It enables the implementation of feature-rich SIP entities such as application servers, softswitches, IP-PBXs, gateways and conferencing bridges.  Our SIP is a key milestone for implementing the upcoming IMS network and components.  The SIP protocol was also adopted by the 3GPP (3rd Generation Partnership Project), PacketCable 2.0 (Cable market) and TISPAN (Telco networks) as a mandatory part of the IMS architecture for next generation mobile and fixed networks.  Our SIP Developer Suite supports the needed extensions to cope with the 3GPP requirements in order to provide a solution for IMS, VoLTE and RCS applications, services and core-network IMS equipment vendors.  The SIP Suite was enhanced with new add-ons and toolkits like XML Document Management (XDM), Interactive Connectivity Establishment (ICE), Simple Traversal Underneath NAT (STUN) and Traversal Using Relay NAT (TURN) toolkits to provide our customers with one stop shop value proposition.

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

•      RADVISION NAT Traversal Toolkit.  We offer a complete network address translation, or NAT, traversal solution for developers.  The RADVISION NAT Traversal Toolkit supports multiple protocols defined by the Internet Engineering Task Force, or IETF, including STUN, TURN and ICE.  This solution is available for SIP, RTSP, MEGACO/H.248, Diameter and others.

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

•      RADVISION Testing Suite. The RADVISION Testing Suite is comprised of solutions for pre- and post- enterprise and service provider deployment as well as solutions for research and development laboratories.

•      Enterprise and Service Provider Pre-Deployment. The RADVISION eVident is a video quality monitoring solution that elevates the enterprise into the world of voice over IP, video conferences and unified communication.  eVident simulates deployment and network load of voice and video communication systems on an enterprise’s distributed network, providing IT administrators the information needed to prepare their networks for real-time voice and video over IP.  To achieve this, network managers must assess whether their network can provide and maintain the expected quality of service, while IT administrators must make informed decisions regarding which network devices to deploy, the amount of bandwidth needed, and the optimal network configuration required to support voice and video over IP technologies.  eVident’s proactive approach to ensure network readiness before and after video and voice services are deployed ensures a successful video conferencing service roll-out.

•      Enterprise and Service Provider Post-Deployment.  The RADVISION VQ Monitor quantifies and measures the user experience for voice and video communications based on objective and subjective parameters.  VQ Monitor guarantees that applications maintain the highest correlation with the voice and video quality user experience.  We have developed unique video quality, or VQ, algorithms and a method to enhance the International Telecommunication Union - Telecommunication (ITU-T) G.1070 standard with proprietary advanced technology.  We integrate an objective element that uses data collected from user surveys for the development of the algorithms, yielding an automatically generated VQ score similar to the human eye objective rating.  This is in addition to techniques that take into consideration advanced image-analysis factors.

•      R&D Labs Testing Solution. The RADVISION ProLab Testing Suite is comprised of powerful testing tools that comply with the most recent industry standards and are suitable for use in various stages of the product development cycle, quality assurance and pre-deployment.  The products perform essential automated tests for IMS, SIP, 3G-324M and H.323 networks and devices, including performance, load, stress, interoperability, media and protocol compliance.  Testing is script-driven, which allows for maximum flexibility and customization, and enables the tests to be re-used.  The testing suite contains hundreds of pre-written scripts, canned messages and media files to allow for turnkey test setup.

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

•
the increasing focus by major vendors, such as Alcatel-Lucent, Cisco, IBM, Microsoft and Siemens, to provide Unified Communications solutions that include video conferencing to employee desktops in the enterprise market;

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

Products and Technology under Development

We intend to capitalize upon our technological leadership in real-time IP communication and visual communication network appliance and functionality to develop new products and technology that meet the evolving needs of the enterprise and service providers’ communications networks, as well as platforms and tools to enable vendors to develop IP and 3G multimedia communications products and services.

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

In February 2010, we acquired certain assets of Aethra, including certain intellectual property and technology for HD video conferencing endpoint systems.  In April 2010, we announced the SCOPIA XT1000 series HD video conferencing room system, which was the first development based on our acquisition of the Aethra endpoint technology.  In June 2010, we announced the SCOPIA XT1000 series SMB solution, an HD video conferencing solution especially suited to the communication requirements of small and medium businesses.

Our VBU continues to invest in developing state of the art infrastructure products that cater to multimedia communication services in enterprises as well as for service providers.

Customers

We generally sell our VBU enterprise products to OEMs, systems integrators, distributors and VARs.  Our OEM customers purchase our products to integrate with their own products or products of other third parties to build complete IP communication solutions.  Our systems integrator customers either purchase our full suite of products or integrate our individual products with products of other third parties to build complete IP communication solutions.  Our distributors and VAR customers purchase our products to resell to end-users as separate units, or as part of a family of related product offerings, either under our RADVISION label or under private labels.

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

Cisco accounted for approximately 39%, 42% and 34% of our sales for the years ended December 31, 2008, 2009 and 2010, respectively.  In April 2010, Cisco completed the acquisition of Tandberg, one of our principal competitors.  The full TANDBERG product line is now part of the Cisco TelePresence portfolio.  As a result of the acquisition, Cisco sales declined in 2010, and we expect Cisco sales to decline further in 2011.

The following is a representative list of our primary customers in 2010:

Acision Nederland B.V
Alcatel-Lucent
AV Fusion ApS
Avaya Inc.
BNP Innovation Inc.
Broadreach
CAP -VISIO
CDC Brazil Distribution
Cisco
Deloitte Services LP
Digital China Technology
Electroboard Solutions Pty Ltd
EMAG
E-Soft

FastWeb S.p.A
France Telecom SA
G.E.@Com Srl
HD Distributing,LLC
Huawei
IBM Corporation
Imago Group
Inala Technologies (Pty) Ltd.
Interwise Ltd.
KAVENA Multimedia AB
LifeSize
LM Technical Services
MBI Co., Ltd.
Midwich Limited
Nortel NTT NTT BizLink Panasonic Communications Co. Ltd. Polycom Inc. RingNet Samsung Siemens Solincom Inc. Target Sales Videonations Ltd VTV

The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

Year Ended December 31,
Region	2008	2009	2010
The Americas	61%	62%	52%
Europe, the Middle East and Africa	20%	18%	25%
Asia-Pacific	19%	20%	23%

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

We currently have sales offices in the United States in New Jersey, California and New Hampshire.  We also have a sales office in Israel and sales and marketing or representative/liaison offices in Hong Kong, China, Korea, Japan, Singapore, the United Kingdom, France, Germany, Italy, Spain and Brazil.  The geographic breakdown of our total sales for the year ended December 31, 2010 was 52% in the Americas (including Cisco), 25% in Europe, Middle East and Africa and 23% in the Asia-Pacific region.

We have dedicated sales teams to support our large strategic partners as well as to identify potential strategic customers who would deploy our products on large scales and generate significant revenues for us.

RADVISION won several prestigious awards for our solution offerings in the last two years.  For the third consecutive year, VC Insight, a global video conferencing research firm, selected RADVISION as the “Best Video-Enabled Unified Communications Company of the Year” in 2009 and RADVISION’s SCOPIA Elite MCU the “2009 Video Networking Infrastructure Award.”  Technology Marketing Corporation’s (TMC®) INTERNET TELEPHONY magazine (www.itmag.com) named RADVISION’s and Samsung’s jointly developed SCOPIA VC240 personal HD video communications endpoint a recipient of its 2009 Unified Communications Excellence Award and the communications solutions product of the year award.  Technology Marketing Corporation (TMC®) also named RADVISION’s iView SCOPIA Management Suite as a recipient of a 2009 Communications Solution Product of the Year Award.  RADVISION was selected for the Frost & Sullivan China Best Practice Award – 2010 Excellence in Video Technology Innovation of the Year.

As an end-to-end solution provider, we are committed to working closely with our valued partners to create strong and beneficial sales and support opportunities.  Our partners are diverse, ranging from small specialized businesses to medium sized companies for which video is just one aspect of their business to very large enterprises that deploy several network systems.  In 2010, we launched our Eye-To-Eye Partner Program, which is designed to:

•	Align partners and our company to common business goals;

•	Reward partners for selling our solutions;

•	Generate demand for our solutions through jointly funded marketing activities;

•	Increase partners’ turnover in selling our solutions;

•	Make it easy for partners to work with our company; and

•	Provide all the help needed to better support end users.

Our Eye-To-Eye Partner Program is targeted at resellers, distributors and VARs who want to increase their revenues by joining forces with us, and our program ensures the highest level of support for partners.

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

To reinforce and further strengthen our market position as a technology leader in the field of real-time IP, 3G and visual communication, we actively participate in key industry consortia and standards bodies.  We are also active in defining and reviewing evolving IP communication standards that are being developed by international standards bodies, including:

•	ITU-T (International Telecommunication Union - Telecommunication), which has published the H.323 and MEGACO standards;

•	IETF (Internet Engineering Task Force), which has published the SIP and MEGACO standards;

•
IMTC (International Multimedia Telecommunications Consortium), a global organization that promotes interoperable multimedia communication solutions based on international standards.  We regularly participate in IMTC-sponsored InterOP (Interoperability) events, a vendor-neutral forum where IMTC members test the interoperability of their products; and

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

We provide global customer care and support services for our products and technology.  Our customer care and technical support teams are located in Israel and in the United States in New Jersey, New Hampshire and California.  In addition, we have support teams in the United Kingdom, Japan, Korea, India, Spain, France, Germany, Hong Kong, Italy and China. We offer a 24 hour, seven days a week, 365 days a year service program in certain of our offices to better serve our video business customers who desire the expanded service.  We also offer various other services, such as assisting our video business customers with the initial installation, set-up, expedite hardware replacement and training.  In addition, our technical support team trains and certifies our networking customers to provide local support in each of the geographical areas in which our products are sold.

Our standard software development kit contract provides for one year of support services, renewable annually at the customer’s option.  Customers who have contracted for support services receive all relevant software updates as well as access to our customer care and technical support teams.

We also offer professional services, including consulting, development, customization and system integration expertise to our customers, in order to work hand-in-hand throughout the development process.  Our professional services are offered both for TBU and VBU customers.

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

The principal competitors in the market for our video business products are Cisco (which acquired Tandberg in 2010), LifeSize (acquired by Logitech in 2009), Polycom, Sony, Vidyo and various small or new market entrants.

The principal competitors in the market for our software development kit products currently include Aricent, Data Connection Limited, Dilithium Networks , M5T ENEA (which acquired Netbrics), Trillium Digital Systems (acquired by Continuous Computing) and open source developers and in-house developers employed by manufacturers of  telecommunication equipment and systems.

Additional competitors may enter any of our markets at any time.

Manufacturing

Our manufacturing operations consist of materials planning, procurement, out-sourcing of sub-assembled kit’s, final assembly, testing, quality control, packaging and shipping.  We generally assemble, test and integrate our products at a subcontractor’s facilities in Israel for our video business products and use Italian and Philippines-based subcontractors for endpoint products for room systems.  We test our products both during and after the manufacturing and assembly process using internally developed quality assurance testing procedures.  We use an enterprise resource planning, Oracle ERP, system.  We believe that the efficiency of our assembly process to date is largely due to our product architecture and our design for manufacturability.  We manufacture our software development kits on CD-ROMs and package and ship them accompanied by relevant documentation.

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

C.            Organizational Structure

We have twelve wholly-owned subsidiaries: RADVISION Inc. and its wholly-owned subsidiary RADVISION Government Services, Inc. in the United States, RADVISION (HK) Ltd. in Hong Kong, RADVISION (UK) Ltd. in the United Kingdom, RADVISION FRANCE S.A.R.L. in France, RADVISION Japan KK in Japan, RADVISION B.V. in the Netherlands, RADVISION GmbH in Germany, RADVISION India Private Ltd in India and RADVISION ESPAÑA, S.R.L. in Spain, all of which are primarily engaged in the sale and marketing of our products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China. and RADVISION S.r.l in Italy, both of which are primarily engaged in research and development and the sale and marketing of our products and technology.

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

D.       Property, Plants and Equipment

Our headquarters and principal administrative, finance, sales and marketing and promotion operations are located in approximately 65,000 square feet of leased office space in Tel Aviv, Israel at an aggregate rental cost of approximately $1.6 million in 2010.  The lease for our principal offices expires in June 2012 and is fully paid up until that date and we have an option to extend the agreement until June 2015.  In the United States, we lease approximately 12,600 square feet of office space in Fair Lawn, New Jersey under a lease expiring in September 2012, approximately 3,156 square feet in Sunnyvale, California under a lease expiring in November 2012 and approximately 10,000 square feet in Bedford, New Hampshire under a lease expiring in March 2016.  We also lease approximately 2,650 square feet in Hong Kong under a lease expiring in May 2011, approximately 151 square feet in Singapore under a lease expiring in July 2011, approximately 650 square feet in Korea under a lease expiring in December 2011, approximately 2,200 square feet in Uxbridge, United Kingdom under a lease expiring in July 2011, approximately 3,937 square feet in Ancona, Italy under a lease expiring in December 2015, approximately 7,400 square feet in China under a lease expiring in December 2012, approximately 900 square feet in Japan under a lease expiring in February 2012, approximately 190 square feet in France under a lease expiring in June 2011.  The aggregate annual rent for our sales and service offices in the United States, Hong Kong, China, Japan, Singapore, the United Kingdom, Italy, Korea and France was approximately $1.6 million in 2010.

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

Background

We are a leading provider of products and technologies for unified visual communications, including video network infrastructure, developer tools, and HD room, desktop and mobile video conferencing systems.  We were incorporated in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994.  Our ordinary shares are listed on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange (symbol: RVSN).

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our revenues are generated mainly in U.S. dollars or are linked to the dollar and a majority of our expenses is incurred in U.S. dollars.  Consequently, we use the dollar as our functional currency.  Transactions and balances in other currencies are re-measured into dollars according to the principles in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 830 “Foreign Currency Matters.”  Gains and losses arising from re-measurement are reflected in the statements of operations as financial income or expenses as appropriate.

Overview

We are one of the industry’s leading providers of products and technologies for unified visual communications, including video network infrastructure, developer tools, and high definition (HD) room, desktop and mobile video conferencing systems .  Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.  We have over 600 customers worldwide, including Alcatel-Lucent, Cisco, Comverse, Huawei, HTC, LG Electronics, LifeSize, Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Quanta, Samsung, Siemens, Sony, Telecom Italia, and Technicolor (formerly Thomson).

In February 2010, we acquired certain assets of Aethra, including certain intellectual property and technology for HD video conferencing endpoint systems.  With the acquisition, we entered into the video conferencing endpoint market segment.  Prior to the acquisition, we had an OEM relationship with Aethra from 2005, through which our video infrastructure products and technology were included in Aethra video solutions, allowing Aethra to offer the market a complete end-to-end solution.  As a result of the Aethra acquisition, our expenses in several categories increased commensurate with the costs of operating and integrating the acquired businesses.  These increases were primarily attributable to increases in personnel expenses and related costs correlating to increases in cost of revenues.

We have two separate business units, corresponding to our two product lines, to enable our product development and product marketing teams to respond quickly to evolving market needs with new product introductions.

Our VBU offers one of the broadest and most complete end-to-end videoconferencing solutions for IP, ISDN (integrated services digital network), SIP, H.323 and 3G-based networks in the industry today.  These products are sold to businesses of all sizes and markets including the large and small enterprise market, government agencies and service providers. The VBU provides a complete offering for deployment of a videoconferencing solution, including video network infrastructure, desktop, conference room endpoint products and management software.  We sell our products through a worldwide network of distributors, VARs, OEMs, and system integrators, who use our products to develop and install advanced IP and ISDN-based visual communication solutions for use in the company meeting room and on employee’s desktops.  We also sell our products and platforms to major vendors, such as Alcatel-Lucent, Cisco and IBM, which then integrate our solutions into their communications platforms and architectures.  These integrated solutions enable the delivery of real-time interactive IP and 3G-based video telephony services over both broadband connections (such as cable and DSL) and 3G mobile networks.  Over the years we expanded our offerings to include a software desktop solution through our acquisition of FVC and its wholly-owned subsidiary, CUseeMe Networks, Inc., in March 2005, and a room video conferencing solution through our acquisition of selected assets from Aethra Video Srl and Aethra SpA in February of 2010.

Our TBU is a one-stop-shop for video client frameworks and developer platforms that consumer electronics manufacturers, equipment vendors, integrators and service providers use to build and launch multimedia (voice, video, presence and messaging) products and services over IP, 3G, 4G and IP IMS and LTE networks.

Our TBU software solutions include ready to use video client frameworks for mobile, desktop and embedded platforms including tablets and smart phones together comprising our BEEHD family of client products.  The BEEHD client frameworks allow device manufacturers, service providers, integrators and application developers to quickly launch video communications products and solutions on multiple platforms. The BEEHD client frameworks are designed for both consumer based service provider 3G and 4G IMS or LTE networks as well as enterprise networks.  Complementing this offering are our video testing solutions named VQ Monitor, eVident and ProLab for pre-deployment and post-deployment of video communication products in enterprises and service provider networks as well as video testing solution for development and testing labs.

Our TBU also provides enabling, technology for developers, including toolkits for SIP, Diameter, NAT Traversal, MEGACO/H.248,A/S-RTP, MGCP, H.323, RTSP (real time streaming protocol) and 3G-324M.  Our TBU also offers an IMS and LTE development suite, which extends our existing toolkits to IMS for mobile, VoLTE, fixed and cable implementations.

Both business units also assist customers to integrate our technology into their networks and products and to customize our products to their specific needs.

Our goal is to develop and deliver market-leading technologies and products that drive widespread adoption and deployment of interactive unified visual communications over packet and next-generation networks.  We provide solutions at every level - protocol developer toolkits, professional services, hardware-based network infrastructure,  software-based desktop solutions, conference room video systems, as well as fully integrated solutions that complement the unified communication solutions of other vendors such as those from Alcatel-Lucent, Cisco, Huawei, IBM, LifeSize, Microsoft and Sony.  We believe that our offering combinations of IP-centric videoconferencing products along with software toolkits, position us as a key enabling vendor in the evolution of V²IP communications (Video and Voice over IP).

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

Revenue Recognition.  We account for our revenue in accordance with the provisions of ASC 985-605 “Software Revenue Recognition,” or ASC 985-605.  When an arrangement does not require significant production, modification or customization of software or does not contain services considered to be essential to the functionality of the software, revenue is recognized when the following four criteria are met:

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

Many of our arrangements include multiple elements.  Such elements typically include any or all of the following: products or software licenses, software maintenance and technical support and in some cases customization and development of software services.  For multiple-element arrangements that do not involve significant modification or customization of the software and do not involve services that are considered essential to the functionality of the software, revenues are allocated to the different elements in the arrangement under the “residual method” since vendor-specific objective evidence, or VSOE, of fair value exists for all undelivered elements and no VSOE exists for the delivered elements.  Under the residual method, at the outset of the arrangement with the customer, we defer revenue for the fair value of our undelivered elements (usually maintenance and support) and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement when all other criteria in ASC 985-605 have been met.  Any discount in the arrangement is allocated to the delivered element.  The VSOE of fair value of the maintenance and support services included in multiple element arrangements is determined based on the price charged when sold separately (i.e. when maintenance is renewed) and based on VSOE established by management for new products.

In the case of multiple-element arrangements that involve significant modification or customization of the software or involve services that are considered essential to the functionality of the software, contract accounting is applied according to the provisions of ASC 605-35 “Construction-Type and Production-Type Contracts,” or ASC 605-35 in accordance with which revenues are recognized on the percentage of completion basis, when collectability is probable.  Percentage of completion is determined based on the “output method”, meaning upon completion of milestones.  However, in cases where uncertainty exists subsequent to the completion of the milestone with regard to customer acceptance, revenue is not recognized until actual customer acceptance.  The recognition of losses on uncompleted contracts is reflected in the period in which the likelihood of losses is identified.

Share-based payments.  We applied ASC 718 “Compensation- Stock Compensation,” or ASC 718, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors to be based on estimated fair values.  ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations.

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

Expected volatility was calculated based upon actual historical stock price movements over a period equal to the expected term of the options.  Estimated forfeitures are based on actual historical pre-vesting forfeitures.  We derived the expected term assumption based on the provisions of SAB 110, which states that a company will determine its expected terms according to its historical exercise data for share option grants with sufficient exercise experience, except for options that were re-priced, for which the expected term of the options before the re-pricing was calculated using the binomial method. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term.  We have not historically paid dividends and have no foreseeable plans to pay dividends, therefore estimated dividend yield is 0%.  For more information on the assumptions used for the calculation of the expense refer to Note 2r of our consolidated financial statements.

The total compensation cost related to options granted to employees under our share-based compensation plan recognized for the years ended December 31 2008, 2009 and 2010 amounted to $5.4 million, $4.3 million and $2.6 million, respectively.

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

On April 1, 2009, we adopted ASC 320.  This guidance clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired; provides guidance on the amount of other-than-temporary impairment recognized in earnings and other comprehensive income; and expands the disclosures required for other-than-temporary impairments for debt and equity securities.  The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis.  If either of those criteria is met, the entire difference between amortized cost and fair value is recognized in earnings.  For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while an impairment related to other factors is recognized in other comprehensive income.

We adopted ASC 820, which establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements.  Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs.  The adoption of this statement did not have a material impact on our consolidated results of operations and financial condition.  See Note 2p to our consolidated financial statements.

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

Goodwill and Intangible Assets.  Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.  The goodwill on our balance sheet is a result of our acquisitions of the assets of Aethra in February 2010, FVC in March 2005 and VisionNex Technologies, Inc., or VisionNex, in September 2004.  The identifiable intangible assets, other than goodwill, included in our balance sheet as of December 31, 2010 are customer relationships, technology, distribution network and in process research and development acquired from Aethra.  We review goodwill for potential impairment, according to a two-phase process for impairment testing, at least annually and other intangible assets when events or changes in circumstances indicate the carrying value of the other intangible assets may be impaired, in which case we may obtain an appraisal from an independent valuation firm to determine the amount of impairment, if any. In addition to the possible use of an independent valuation firm, we perform internal valuation analyses.  Goodwill and intangible assets that resulted from the acquisitions of Aethra, FVC and VisioNex are allocated to the VBU segment and the goodwill impairment testing is performed at the reporting unit level.  We determine fair value using widely accepted valuation techniques, including discounted cash flow analysis.  This type of analysis requires us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies.  It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.  As of December 31, 2010, we determined there was no impairment of goodwill. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge.  In addition, we have compared our market capitalization based upon our closing share price as reported by NASDAQ, including an estimated control premium that an investor would be willing to pay for a controlling interest in us, to the fair value of our company based on the third party valuation study.  The determination of a control premium requires the use of judgment and is based primarily on comparable industry and deal-size transactions, related synergies and other benefits.

In accordance with ASC 360 “Property, Plant and Equipment” and ASC 205 “Presentation of Financial Statements,” we perform tests for impairment of long-lived assets whenever events or circumstances suggest that other long-lived assets may not be recoverable.  This analysis differs from our goodwill analysis in that impairment is only deemed to have occurred if the sum of the forecasted undiscounted future cash flows related to the assets are less than the carrying value of the asset we are testing for impairment.  If the forecasted cash flows are less than the carrying value, then we are required to write down the carrying value to its estimated fair value based primarily upon forecasted discounted cash flows.  As of December 31, 2010, no events or changes in circumstances indicating that other long-lived assets may not be recoverable were identified.

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

We apply ASC 740-10-55, which requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements.  ASC 740-10-55 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with FASB ASC 740 “Income Taxes.”  The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.  As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions.  If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine the liability no longer applies.  Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be.  The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty.  Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings.  Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

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

Revenues

We generate revenues from sales of our video business products and our technology products as well as related maintenance, support services and professional services.  We price our video business products on a per unit basis.  We price our software development kits on the basis of a fixed-fee plus royalties from products developed using the software development kits.  We sell our products and technology through direct sales and various indirect distribution and reseller channels in the Americas, Europe, the Middle East and the Asia-Pacific region.

Significant Expenses

Cost of Revenues.  Our cost of revenues consists of component and material costs, direct labor costs, subcontractor fees, related overhead and depreciation and amortization.  Our gross margin is affected by the selling prices for our products as well as the proportion of our revenues generated from the sale of our technology products as compared to our video business products.  Our revenues from the sale of our technology products generally have higher gross margins than our revenues from the sale of our video business products In addition, within our VBU, our revenues from the sale of our infrastructure products have higher gross margins than revenues from the sale of our end point revenues.  As the relative proportion of our revenues from our end point products increases as a percentage of our total revenues, our gross margins will decline.

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

Financial income, net.  Our financial income, net consists primarily of interest earned on bank deposits and other liquid investments, gains and losses from the re-measurement of non-dollar exchange transactions and balances into dollars, other than temporary impairment of auction rate securities and amortization of marketable securities premium net of accretion of discounts.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2008, 2009 and 2010, including the percentage data in the following table, is based upon our statements of income contained in our financial statements for those periods and the related notes, included in this annual report:

	December 31,
	2008	2009	2010
Revenues	100.0%	100.0%	100.0%
Cost of revenues	22.2	21.4	27.6
Gross profit	77.8	78.6	72.4
Operating expenses:
Research and development	43.5	33.3	32.5
Marketing and selling	41.7	34.1	33.3
General and administrative	10.6	6.8	6.3
Acquisition-related restructuring expenses, net	-	-	2.9
Acquisition-related costs	-	0.7	0.3
Total operating expenses	95.8	74.9	75.3
Operating income (loss)	(18)	3.7	(2.9)
Financial income, net	3.0	2.1	1.0
Tax expense, net	(0.3)	(6.8)	(1.7)
Net loss	(15.3%)	(1.0%)	(3.6%)

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues.  Revenues increased by 17.6% from $81.0 million for the year ended December 31, 2009 to $95.2 million for the year ended December 31, 2010.  This increase in revenues was primarily attributable to increased demand for our video products, including our new endpoint products.  VBU sales increased by $16.7 million compared to 2009, while TBU sales decreased by $2.4 million compared to 2009.  The increase in VBU sales is mainly due to revenues from our new products, which include our endpoint and SCOPIA Elite product lines, which increase was off-set in part by a decrease in our OEM revenues.

Revenues from video products increased by 26.6% from $62.6 million for the year ended December 31, 2009 to $79.3 million for the year ended December 31, 2010.  The increase in revenues from video products was primarily attributable to sales of endpoint and infrastructure product lines, which was off-set by a decrease of revenues from our OEM customers.  Revenues from technology products decreased by 13.2% from $18.4 million for the year ended December 31, 2009 to $16.0 million for the year ended December 31, 2010.  The decrease in revenues from technology products was attributable to a $1.0 million decrease in revenues from royalties, a $0.8 million decrease in revenues from license fees, a $0.4 million decrease in professional services fees and a $0.2 million decrease from maintenance fees.

Revenue from sales to customers in the Americas decreased from $50.6 million, or 62.5% of revenue, for the year ended December 31, 2009 to $49.7 million, or 52.2% of revenue, for the year ended December 31, 2010, a decrease of $0.9 million, or 1.8%.  The decrease in sales to customers in the Americas was primarily attributable to a decrease in sales to Cisco, which decrease was offset by an increase in sales of our products to other purchasers in the Americas.

Revenue from sales to customers in Europe, the Middle East and Africa, or EMEA, increased from $14.4 million, or 17.8% of revenue, for the year ended December 31, 2009 to $23.5 million, or 24.6% of revenue, for the year ended December 31, 2010, an increase of $9.1 million, or 63.5%.  The increase in sales to customers in EMEA was primarily attributable to an increase in sales of our VBU products, including endpoints and infrastructure product lines.

Revenue from sales to customers in the Asia-Pacific region increased from $16 million, or 19.8% of revenue, for the year ended December 31, 2009 to $22.1 million, or 23.2% of revenue, for the year ended December 31, 2010, an increase of $6.0 million, or 37.6%.  The increase in sales to customers in the Asia-Pacific region is primarily attributable to an increase in sale of our VBU products, including endpoints and infrastructure product lines.

For the years ended December 31, 2008 and 2009, Cisco accounted for approximately 39% and 42%, respectively, of our sales.  In April 2010, Cisco completed the acquisition of TANDBERG, one of our principal competitors.  As a result of the acquisition, Cisco sales declined to 34% of our sales in 2010, and we expect Cisco sales to decline significantly in 2011.

Cost of Revenues.  Cost of revenues increased from $17.4 million for the year ended December 31, 2009 to $26.3 million for the year ended December 31, 2010, an increase of $8.9 million, or 51.2%.  Gross profit as a percentage of revenues was 78.6% for the year ended December 31, 2009 as compared to 72.4% for the year ended December 31, 2010.  The decrease in our gross profit percentage is primarily attributable to a greater proportion of sales derived from our end point products, which have lower gross margins, compared to sales of our infrastructure products. We expect our gross margin to further decline in 2011 as a result of the anticipated increase in sales of our end point products.  Cost of revenues for the years ended December 31, 2009 and 2010 includes $331,000 and $129,000, respectively, of stock-based compensation recorded under ASC 718.

Research and Development Expenses.  Research and development expenses increased from $27 million for the year ended December 31, 2009, or 33.3% of revenues, to $30.9 million for the year ended December 31, 2010, or 32.5% of revenue, an increase of $3.9 million, or 14.7%.  The increase in research and development expenses was primarily attributable to an increase in the number of research and development employees as a result of the Aethra assets acquisition and due to the appreciation of the NIS against the U.S. dollar, which increased the dollar value of our Israeli personnel expenses.  Research and development expenses for the years ended December 31, 2009 and 2010 include $1.3 million and $930,000, respectively, of stock-based compensation recorded under ASC 718.  We anticipate that research and development expenses will increase in 2011 as a result of the anticipated continued appreciation of the NIS against the U.S. dollar, which would increase the dollar cost of our Israeli personnel.

Marketing and Selling Expenses.  Marketing and selling expenses increased from $27.6 million for the year ended December 31, 2009, or 34.1% of revenues, to $31.7 million for the year ended December 31, 2010, or 33.3% of revenues, an increase of $4.1 million, or 15.0%.  The increase in marketing and selling expenses was primarily attributable to an increase in the number of sales and marketing employees, increased sales commission expenses due to increased revenues and the appreciation of the NIS against the U.S. dollar, which increased the dollar value of our Israeli personnel expense.  Marketing and selling expenses for the years ended December 31, 2009 and 2010 include $1.6 million and $777,000, respectively, of stock-based compensation recorded under ASC 718.  We anticipate that marketing and selling expenses will increase in 2011 as a result of our increased investment in sales and marketing, including our planned recruitment of additional sales personnel and investment of increased resources in marketing activities to promote our brand name.

General and Administrative Expenses.  General and administrative expenses increased from $5.5 million for the year ended December 31, 2009, or 6.8% of revenues, to $6.1 million for the year ended December 31, 2010, or 6.3% of revenues, an increase of $0.6 million, or 10.3%.  The increase in general and administrative expenses was primarily attributable to the appreciation of the NIS against the U.S. dollar, which increased the dollar value of our Israeli personnel expenses and due to expenses incurred in connection with the self tender offer for our company’s ordinary shares that we completed in September 2010.  General and administrative expenses for the years ended December 31, 2009 and 2010 include $1 million and $790,000, respectively, of stock-based compensation recorded under ASC 718.  We anticipate that general and administrative expenses will remain constant in 2011.

Acquisition-related restructuring expenses.  We recorded acquisition-related restructuring expenses of $2.7 million for the year ended December 31, 2010, or 2.9% of revenue.  Acquisition-related restructuring expenses consist of certain expenses that we are required to pay under Italian law relating to former employees of the Aethra video department, who are currently subject to the Italian Cassa Integrazione Guadagni Straordinaria, or CIGS, unemployment plan.  Under the CIGS plan, such employees are entitled to unemployment benefits from the Italian government, and we are required to pay monthly social security payments and severance payments.  We did not record any acquisition-related restructuring expenses for the year ended December 31, 2009.

Acquisition-related costs.  In 2009 and 2010, we recorded $580,000 and $364,000, respectively, of acquisition-related legal and accounting costs that we incurred in connection with the acquisition of certain Aethra assets.

Financial Income, Net.  Financial income, net decreased from $1.7 million for the year ended December 31, 2009 to $1.0 million for the year ended December 31, 2010.  The decrease was primarily attributable to lower prevailing interest rates on securities, bonds and bank deposits and due to exchange rate differences, net.  Financial income, net includes $554,000 and $306,000 of other than temporary impairment with respect to available for sale securities in 2009 and 2010, respectively.  Financial income in 2009 and 2010 was primarily derived from the investment of the proceeds of our March 2000 initial public offering, cash generated from operating activities and exercise of options by employees, which was offset in part by the use of cash to repurchase our ordinary shares.

Tax Expense, Net. For the year ended December 31, 2010, we recorded income tax expense of approximately $1.6 million.  The expense was primarily attributable to current foreign taxes expenses of approximately $1.2 million and prior years’ tax expenses of $532,000, offset in part by a $136,000 tax benefit resulting from an increase in deferred income tax assets.  For the year ended December 31, 2009, we recorded income tax expense of approximately $5.5 million.  The expense was primarily attributable to an increase in a valuation allowance of approximately $4.4 million due to uncertainty about our future revenues from Cisco, which were expected to decline gradually in 2010, as well as the effect on our profits if those revenues are not replaced.  In addition, the income tax expense for 2009 included $719,000 of current foreign taxes and approximately $365,000 of prior years’ domestic tax expenses.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues.  Revenues decreased by 4.4% from $84.7 million for the year ended December 31, 2008 to $81.0 million for the year ended December 31, 2009.  This decrease in revenues was primarily attributable to the global economic climate and credit crisis, which led to lower spending by customers.  TBU sales decreased by $1.9 million compared to 2008 and VBU sales decreased by $1.8 million mainly in support services revenues.

Revenues from video business products decreased by 2.8% from $64.4 million for the year ended December 31, 2008 to $62.6 million for the year ended December 31, 2009.  The decrease in revenues from networking products was primarily attributable to a decrease in maintenance and support sales and a decrease in revenues from our non Cisco channels, offset in part by an increase in revenues from Cisco.  Revenues from technology products decreased by 9.4% from $20.3 million for the year ended December 31, 2008 to $18.4 million for the year ended December 31, 2009.  The decrease in revenues from technology products was attributable to a $1.4 million decrease in revenues from license fees, $1.1 million decrease in revenues from maintenance and a 1.2 million decrease in revenues from royalties.  The decrease was off-set in part by an increase of a $1.8 million in professional services fees.

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

Tax Benefit (Expense), Net. For the year ended December 31, 2008, we recorded an income tax expense of approximately $280,000.  The expense was primarily derived from current tax expenses of approximately $690,000 and prior years’ tax expenses of approximately $357,000, offset by a $767,000 benefit resulting from an increase in deferred income tax assets.  For the year ended December 31, 2009, we recorded an income tax expense of approximately $5.5 million.  The expense was primarily attributable to an increase in a valuation allowance of approximately $4.4 million due to uncertainty about our future revenues from Cisco, which were expected to decline gradually in 2010, as well as the effect on our profits if those revenues are not replaced.  In addition, the income tax expense for 2009 included $719,000 of current foreign taxes and approximately $365,000 of prior years’ domestic tax expenses.

Consolidated Balance Sheet Data

Trade Receivables.  Trade receivables increased from $11.7 million at December 31, 2009 to $15.1 million at December 31, 2010, an increase of $3.4 million, or 29.2%.  This increase was primarily attributable to the increase in our revenues.

Allowance for Doubtful Accounts.  Allowance for doubtful accounts remained constant at $1.5 million at December 31, 2009 and December 31, 2010.  Allowance for doubtful accounts as a percentage of trade receivables decreased from 12.6% as of December 31, 2009 to 10.0% as of December 31, 2010.

Other Receivables and Prepaid Expenses.  Other receivables and prepaid expenses increased from $5.6 million at December 31, 2009 to $7.1 million at December 31, 2010, an increase of $1.5 million, or 27.6%.  This increase was primarily attributable to Italian employee related payments under the CIGS unemployment plan, prepaid rent expenses and receivables from governmental authorities.

Inventories.  Inventories increased from $1 million at December 31, 2009 to $2.6 million at December 31, 2010, an increase of $1.6 million, or 160.8%.  The number of inventory days outstanding increased from approximately 19 days at December 31, 2009 to approximately 32 days at December 31, 2010.  This increase was primarily attributable to the planned increase in inventory levels of our endpoint products in order to meet demand and shorten delivery lead times.

Trade Payables.  Trade payables increased from $1.5 million at December 31, 2009 to $3.5 million at December 31, 2010, an increase of $2.0 million, or 137.2%.  This increase was primarily attributable to increased manufacturing activities for our end point full turnkey solutions.

Other Payables, Accrued Expenses and Deferred Revenues.  Other payables, accrued expenses and deferred revenues increased from $20.2 million at December 31, 2009 to $27.0 million at December 31, 2010, an increase of $6.8 million, or 33.6%.  This increase was primarily attributable to a labor related accrual and other accrued payments related to certain liabilities assumed following the acquisition of Aethra.

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

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, and the International Finance Corporation.  Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan.  These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.  In June 2010, Israel joined the Organization for Economic Co-operation and Development, or the OECD, an international organization whose members are governments of mostly developed economies.  The OECD’s main goal is to promote policies that will improve the economic and social well-being of people around the world.

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

Impact of Currency Fluctuation and of Inflation

Most of our revenues generated outside of the United States are denominated in U.S. dollars.  Costs not effectively denominated in U.S. dollars are remeasured into U.S. dollars, when recorded, at the prevailing exchange rates at the date of the transaction.  Consequently, fluctuations in the rates of exchange between the U.S. dollar and non-U.S. dollar currencies affect our results of operations.  An increase in the value of a particular currency relative to the U.S. dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the U.S. dollar will decrease the dollar reporting value for those transactions.

Since most of our sales are quoted in dollars, and a portion of our expenses, principally salaries and related personnel expenses, are in NIS and Euro, our results may be adversely affected by the appreciation of the NIS and Euro against the U.S. dollar or by a change in the rate of inflation in Israel or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding depreciation of the NIS and Euro against the U.S. dollar and other foreign currencies.  When the rate of inflation in Israel exceeds the rate of depreciation of the NIS against the dollar, the dollar cost of our operations in Israel increase.  If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

The following table presents information about the rate of inflation in Israel, the rate of depreciation or appreciation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the depreciation:

Year ended December 31,	Israeli inflation rate %	NIS depreciation (appreciation) rate %	Israeli inflation adjusted for depreciation (appreciation) %
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7

We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the depreciation of the NIS against the dollar or if the timing of the depreciation lags behind inflation in Israel.

A depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the dollar.  This depreciation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.  During 2009 and 2010, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses in such periods.  While the NIS/dollar exchange rate was approximately the same at December 31, 2007 and 2008, the NIS fluctuated against the U.S. dollar during 2009 and 2010.  Because exchange rates between the NIS and the dollar fluctuate continuously exchange rate fluctuations and especially larger periodic depreciations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure.  As of December 31, 2010, we had outstanding forward exchange contracts for the acquisition of NIS 89.2 million in consideration for $24.6 million maturing in a period of up to one year from that date.  As of December 31, 2010, the changes in fair value of these contracts are $479,000.

Recently Issued Accounting Standards

In October 2009, the FASB issued Accounting Standards Update, or ASU, No. 2009-13, “Multiple-Deliverable Revenue Arrangements (amendments to FASB ASC Topic 605, Revenue Recognition),” or ASU 2009-13, and ASU No. 2009-14, “Certain Arrangements That Include Software Elements (amendments to FASB ASC Topic 985, Software).”  ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy.  The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method.  ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance.  As a result of the amendments included in ASU 2009-14, many tangible products and services that rely on software will be accounted for under the multiple-element arrangements revenue recognition guidance rather than under the software revenue recognition guidance.  ASU 2009-14 also provides guidance on how to allocate transaction consideration when an arrangement contains both deliverables within the scope of software revenue guidance (software deliverables) and deliverables not within the scope of that guidance (non-software deliverables).  ASU 2009-13 and ASU 2009-14 are to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We adopted both standards for the fiscal year beginning January 1, 2011. We believe that the adoption of these amendments will not have a material impact on our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, which amends ASC Topic 820-10, “Fair Value Measurements and Disclosures – Overall,” or ASC 820-10.  The update requires a gross presentation of activities within the Level 3 roll-forward and adds a new requirement to disclose transfers in and out of Level 1 and 2 measurements.  The update further clarifies the existing disclosure requirements in ASC 820-10 regarding: i) the level of disaggregation of fair value measurements; and ii) the disclosures regarding inputs and valuation techniques.  The update was effective for our fiscal year beginning January 1, 2010 except for the gross presentation of the Level 3 roll-forward information, which is effective for our fiscal year beginning January 1, 2011.  The principal impact from the update will be expanded disclosures regarding our fair value measurements.

In April 2010, the Emerging Issues Task Force issued ASU 2010-13, an amendment to ASC No. 718 "Compensation - Stock Compensation.  The ASU clarifies employee stock options that have exercise prices denominated in the currency of any market in which a substantial portion of the entity's equity securities trade.  These should be classified as equity, assuming all other criteria for equity classification are met.  The amendments in the ASU do not contain any disclosure requirements incremental to those required by ASC 718.  The guidance is effective for our fiscal year beginning January 1, 2011.  The adoption of the new guidance will not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, an amendment to certain recognition and disclosure requirements of Subsequent Events codified in ASC 855, "Subsequent Events."  The update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." The guidance is effective for our fiscal year ending after June 15, 2010.  The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, which amends ASC Topic 805, “Business Combinations,” or ASC 805.  The update requires the disclosure of pro forma information for business combinations.  The amendment is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 (early adoption is permitted).  The amendment clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented.  The amendment also improves the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination.  We believe that the adoption of the amendment will not have a material impact on our consolidated financial statements.

B.      Liquidity and Capital Resources

From our inception until our initial public offering in March 2000, we financed our operations through cash generated by operations and a combination of private placements of our share capital and borrowings under lines of credit.  Since our initial public offering in March 2000, we have satisfied our financial requirements primarily through cash generated by operations, funds generated by our initial public offering (approximately $78.5 million net proceeds) and funds generated from proceeds from option exercises.

In February 2010, we acquired certain assets of Aethra, including certain intellectual property and technology for HD video conferencing endpoint systems.  The transaction agreements also include the purchase of additional fixed assets and selected commercial agreements, which remains subject to the approval of the Italian court.  The total transaction purchase price will be approximately $10 million (Euro 7.0 million) and we also assumed approximately $4.3 million (Euro 3.0 million) of labor related liabilities.  As of December 31, 2010, we have paid $7.0 million in cash and provided a $1.6 million irrevocable bank guarantee.  As of such date, we have also recorded $2.7 of acquisition-related restructuring expenses, which represent labor related expenses.

On September 7, 2010, we completed a self tender offer to purchase 5.0% of our voting power, or 976,906 of our ordinary shares, for $7.30 per share, net to the seller in cash, less any required withholding taxes and without interest.  We paid an aggregate of approximately $7.13 million for the tendered shares accepted for purchase.

As of December 31, 2010, we had approximately $17.8 million in cash and cash equivalents, $62.7 million in short term investments, and our working capital was approximately $74.7 million.  Taking into account long-term investments, we had approximately $116.4 million in cash and investments as of December 31, 2010.  We believe that our working capital is sufficient for our present requirements and is sufficient to meet our day to day operating expenses and material commitments for the next 12 months.

Our management believes that another financial measure that is important in assessing our company’s financial condition is day’s sales outstanding, or DSOs.  We increased our DSOs from 47 days at December 31, 2009 to 52 days at December 31, 2010.

Capital expenditures for the years ended December 31, 2008, 2009 and 2010 were approximately $3.0 million, $2.1 million and $2.9 million, respectively.  These expenditures were principally for research and development equipment and office furniture and equipment.  We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations, infrastructure and personnel.

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2008	2009	2010
	($ in thousands)
Net cash provided by operating activities	5,864	7,256	6,005
Net cash used in investing activities	(2,617)	(4,711)	(22,101)
Net cash used in financing activities	(10,745)	(128)	(6,440)
Net increase (decrease) in cash and cash equivalents	(7,498)	2,417	(22,536)
Cash and cash equivalents at beginning of period	45,370	37,872	40,289
Cash and cash equivalents at end of period	37,872	40,289	17,753

Net cash provided by operating activities was approximately $6.0 million for the year ended December 31, 2010.  This amount was primarily attributable to our net loss of $3.4 million adjusted for an increase of $5.8 million in accrued expenses and other accounts payable, depreciation and amortization expenses of $4.7 million, stock-based compensation of $2.6 million recorded under ASC 718, an increase of $2.0 million in trade payables and a decrease of $1.3 million in long term prepaid expenses.  These adjustments to net loss were off-set in part by a $3.4 million increase in trade receivables, an increase of $1.5 million in inventory, a $1.0 million increase in other accounts receivables and prepaid expenses, a $497,000 tax benefit relating to loss carryforwards arising from the exercise of non-qualified employee stock options, a $365,000 increase in accrued interest, a $136,000 increase in deferred tax asset and a $126,000 decrease in deferred revenues.  Net cash provided by operating activities was approximately $7.3 million for the year ended December 31, 2009.  This amount was primarily attributable to our net loss of $774,000 adjusted for depreciation and amortization expenses of $3.2 million, stock-based compensation of $4.3 million recorded under ASC 718, an increase in a valuation allowance in the amount of $4.4 million and a decrease of $2.4 million in trade receivables, net.  These adjustments to net loss were off-set in part by a decrease of $3.1 million in accrued expenses and other accounts payable, a $1 million increase in other accounts receivables and prepaid expenses, an increase of $1 million in long term prepaid expenses and a $421,000 decrease in accrued interest.  Net cash provided by operating activities was approximately $5.9 million for the year ended December 31, 2008.  This amount was primarily attributable to net loss of $12.9 million adjusted for depreciation and amortization expenses of $3.9 million, stock-based compensation of $5.4 million recorded under ASC 718, a decrease of $0.5 million in inventory, a $1.5 million increase of deferred revenues, a $0.9 million decrease in trade receivables, a $2.0 million decrease in other receivables and prepaid expenses and a $1.8 million decrease in accrued interest.  These adjustments to net income were offset in part by an increase of $0.8 million in deferred tax assets.

Net cash used in investing activities was approximately $22.1 million for the year ended December 31, 2010.  Of the cash used in investing activities in the year ended December 31, 2010, approximately $7.0 million was used for the acquisition of Aethra asset, $2.9 million was used for purchases of property and equipment and $12.2 million was used to purchase investments in bank deposits and marketable securities.  Net cash used in investing activities was approximately $4.7 million for the year ended December 31, 2009.  Of the cash used in investing activities in the year ended December 31, 2009, approximately $2.1 million was used for purchases of property and equipment and approximately $2.6 million was used to purchase investments in bank deposits and marketable securities.  Net cash used in investing activities was approximately $2.6 million for the year ended December 31, 2008.  Of the cash used in investing activities in the year ended December 31, 2008, approximately $3.0 million was used for purchases of property and equipment, offset by approximately $0.4 million provided by proceeds from investments in bank deposits and marketable securities.

Net cash used in financing activities was approximately $6.4 million for the year ended December 31, 2010.  Of the cash used in financing activities in the year ended December 31, 2010, $7.1 million was used to purchase 5% of our voting power in the self tender offer completed in September 2010, offset by a $497,000 tax benefit relating to loss carryforwards arising from the exercise of non-qualified employee stock options and the issuance of $194,000 of ordinary shares and treasury stock upon the exercise of options.  Net cash used in financing activities was approximately $128,000 for the year ended December 31, 2009.  Of the cash used in financing activities in the year ended December 31, 2009, $1.1 million was used for the repurchase of our company’s shares, offset by a $567,000 tax benefit arising from the exercise of non-qualified employee options and the issuance of $446,000 of ordinary shares and treasury stock.  Net cash used in financing activities was approximately $10.7 million for the year ended December 31, 2008.  Of the cash used in financing activities in the year ended December 31, 2008, $11.1 million was used for the repurchase of our company’s shares, offset by a $0.4 million tax benefit arising from the exercise of non-qualified employee options.

During the third quarter of 2007, we announced that our Board of Directors had authorized the repurchase of up to $30 million of our ordinary shares in the open market from time to time at prevailing market prices.  The repurchase program received the approval of the District Court in Tel Aviv-Jaffa in November 2007 in accordance with the requirements of the Israeli Companies Law.  As of December 31, 2010, we had repurchased 3,160,222 ordinary shares under the program at a total purchase price of approximately $23.4 million, or an average price of $7.42 per share.  As of December 31, 2010, we had reissued 841,672 of the repurchased ordinary shares in connection with the exercise of employee stock options.

As of December 31, 2010, our principal commitments consisted of obligations outstanding under operating leases.  Our capital requirements are dependent on many factors, including market acceptance of our products and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. In 2010, we experienced substantial increases in our expenditures as a result of the growth in our operations and personnel.  In addition, the dollar cost of our Israeli personnel increased in 2010 as a result of the appreciation of the NIS against the U.S. dollar in such period.   We intend to increase our expenditures in the future consistent with our anticipated growth.  We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

C.      Research and Development, Patents and Licenses

We place considerable emphasis on research and development to expand the capabilities of our existing products and technology, to develop new products and to improve our existing technologies and capabilities.  We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers.  Our gross investment in research and development for the years ended December 31, 2008, 2009 and 2010 was $36.9 million, $27 million and $30.9 million, respectively.  We intend to continue to devote a significant portion of our personnel and financial resources to research and development.  As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.

As of December 31, 2010, our research and development staff consisted of approximately 222 employees compared to 199 as of December 31, 2009.  In 2010, our research and development activities were conducted mainly at our facilities in Tel Aviv, Israel and in part in Beijing, China and New Hampshire, the United States.  In connection with our acquisition of certain assets and liabilities of Aethra in February 2010, we also leased a research and development center in Italy and hired research and development personnel who were previously employed by Aethra.  To introduce new, high quality products, we deploy procedures for the design, development and quality assurance of our new product developments.  Our team is divided according to our existing product lines.  Each product line team is headed by a team leader and includes software or hardware engineers and quality control technicians.

We own six registered U.S. patents relating to various aspects of interactive multimedia communications.  During 2010, we filed two new patent applications with the U.S. Patent and Trademark Office covering protocols and techniques to improve multi-media communications.  We also filed one patent application in other countries’ patent offices.

D.      Trend Information

Revenues increased from $81.0 million for the year ended December 31, 2009 to $95.2 million for the year ended December 31, 2010, an increase of 17.6%.  The increase in revenues in 2010 was primarily due to our VBU as a result of an increase in the sales of our infrastructure products and our endpoint product line that we introduced in 2010.  We expect that our new endpoint product line will account for a growing percentage of our revenues in the future.

Cisco accounted for approximately 39% and 42% of our sales for the years ended December 31, 2008 and 2009, respectively.  In April 2010, Cisco completed the acquisition of TANDBERG, one of our principal competitors.  As a result of the acquisition, Cisco sales declined to 34% of sales in 2010 and we expect Cisco sales to decline significantly in 2011.

For additional trend information see the discussion in Item 5.A “Operating Results and Financial Review and Prospects – Operating Results.”

E.       Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.       Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2010 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$15,149,000	$4,528,000	$6,448,000	$4,142,000	$31,000
Uncertain income tax position (*)	1,179,000	-	-	-	-
Accrued severance pay (**)	8,776,000	-	-	-	-
Total	$25,104,000	$4,528,000	$6,448,000	$4,142,000	$31,000

______________________
(*)
Under ASC 740, uncertain income tax position is due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 16a to the consolidated financial statements for further information regarding our potential liability under ASC 740.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Zohar Zisapel (1)	62	Chairman of the Board of Directors
Boaz Raviv	51	Chief Executive Officer
Adi Sfadia	41	Chief Financial Officer
Joseph Atsmon (1) (2)	62	Director
Liora Lev (2)	58	Director
Yoseph Linde(2)	64	Director
Efraim Wachtel	66	Director
___________________
(1)  Member of our Option Committee and Compensation Committee.
(2)  Member of our Audit Committee

Messrs. Zohar Zisapel and Efraim Wachtel, Class C directors, will serve as directors until our 2013 annual general meeting of shareholders.  Our Class A and Class B director categories are currently vacant. Mr. Joseph Atsmon was elected at our 2009 annual general meeting of shareholders to serve as an outside director pursuant to the Israeli Companies Law for a third three-year term.  Ms. Liora Lev was elected at our 2009 annual general meeting of shareholders to serve as an outside director pursuant to the Israeli Companies Law for a second three-year term.  Dr. Yoseph Linde was elected at our 2008 annual general meeting of shareholders to serve as an outside director pursuant to the Israeli Companies Law for an initial three-year term.  (See Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside Directors”.)

Zohar Zisapel has served as a director since November 1992.  Mr. Zisapel served as the Chairman of our Board of Directors from November 1992 until August 1999 and again assumed the position of Chairman of our Board of Directors in April 2001.  During the last several years, Mr. Zisapel has been engaged primarily in the management of high technology companies.  Mr. Zisapel is a founder and chairman of the Board of Directors of RAD Data Communications Ltd., or RAD Data, and he serves as a director of other public companies, including Amdocs Ltd., RADCOM Ltd. (as Chairman of the Board of Directors), Ceragon Networks Ltd. (as Chairman of the Board of Directors) and Silicom Ltd. Mr. Zisapel holds a B.Sc. degree from the Technion - Israel Institute of Technology and an M.Sc. degree from Tel Aviv University.

Boaz Raviv has served as our chief executive officer since January 2006.  Prior to assuming that position and from December, 2000, Mr. Raviv served as general manager of our Technology Business Unit (TBU) and he assumed additional responsibility for our former Networking Business Unit (NBU) in late 2004.  From December 1999 to December 2000, Mr. Raviv served as vice president, business development and marketing of Elron TeleSoft Ltd. and from January 1996 to November 1999, Mr. Raviv served as telecom division manager at Elron Software Ltd.  From July 1989 until December 1995, Mr. Raviv served in various positions at CAP GEMINI, France, among such positions in the development of its data communications network.  Mr. Raviv served his apprenticeship at Robotic in CEMAGREF, the French National Center of Mechanical Engineering.  Mr. Raviv holds a B.Sc. degree from the Technion - Israel Institute of Technology.

Adi Sfadia has served as our chief financial officer since July 2008.  Mr. Sfadia served as our Vice President of Finance from mid-2007 until January 2008, when he joined Alvarion Ltd., a WiMAX and wireless broadband solutions provider.  Mr. Sfadia initially joined us in 2004 as corporate controller.  Prior to that, Mr. Sfadia served in several senior financial positions in Israeli companies, where he gained wide financial and managerial experience.  Mr. Sfadia served five years in a public accounting position with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.  Mr. Sfadia holds a B.A. degree in Business Administration and an M.B.A. degree (magna cum laude) from The College of Management in Tel Aviv and Rishon Lezion, and he is a Certified Public Accountant in Israel.

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

Liora Lev has served as an outside director (within the meaning of the Israeli Companies Law) since December 2006 and is a member of our Audit Committee.  Ms. Lev is the founder and has served as general partner of Ascend Technology Ventures since 1999.  Of the portfolio companies of Ascend Technology Ventures, Ms. Lev currently serves as a member of the Board of Directors of Columbus Application Provider and as a member of the Board of Directors of SintecMedia Ltd., Intellinx Ltd. and Can-Fite BioPharma Ltd. (publicly traded on the Tel Aviv Stock Exchange). In addition, since August 2006 Ms. Lev serves as the chief executive officer and as a director of Advanced Technology Acquisition Corporation (publicly traded on the American Stock Exchange, symbol: AXC).  From 1994 until 2000, Ms. Lev served as Commissioner of the Israel Securities Authority and as a member of the Israeli Accounting Standards Board.  From 1992 until 1998, Ms. Lev served as chief financial officer and was in charge of the chief information officer of Ashtrom Group.  Ms. Lev is a certified public accountant in Israel, with over 20 years of experience in business management, information systems management and finance of public and private companies.  Ms. Lev holds a B.A. in Accounting and Economics and an M.Sc. degree in Management Science, specializing in information systems, both from Tel Aviv University.  Ms. Lev is also a graduate of the Advanced Management Program, Harvard Business School.

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

Efraim Wachtel has served as a director since March 1998.  Mr. Wachtel has served as president and chief executive officer of RAD Data since November 1997.  From October 1985 to November 1997, Mr. Wachtel served as vice president of sales and marketing of RAD Data.  Prior to joining RAD Data, Mr. Wachtel held various research and development positions in several companies in Israel and the United States.  Mr. Wachtel holds a B.Sc. degree in electrical engineering from the Technion -Israel Institute of Technology.

Set forth below are the name, age, principal position and a biographical description of each of our other senior officers:

Name	Age	Position
Rael Kolevsohn	41	Vice President and General Counsel
Anat Mogilevsky	37	Vice President of Human Resources
Roberto Giamagli	46	General Manager, Video Business Unit
Avishai Sharlin	44	General Manager, Technology Business Unit
Ilan Givon	52	Vice President of Operations
Itai Margalit	41	General Manager for Europe, Middle East and Africa
Eitan Livne	48	General Manager for Asia-Pacific
Vic DeBernardis	48	General Manager for the Americas

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

Anat Mogilevsky has served as our Vice President of Human Resources since March 2009.  Ms. Mogilevsky has extensive experience in human resources, training and organizational development.  Prior to joining our company and from March 2005, Ms. Mogilevsky served as the Director of Human Resources, Training and Organizational Development at Alvarion Ltd., where she was responsible for a myriad of activities in training, internal communications, organizational development and performance management for the global organization.  Prior to that and from May 2001, Ms. Mogilevsky served as a Human Resources professional at Teva Pharmaceuticals.  Ms. Mogilevsky holds an M.A. degree in Labor Studies and a B.A. degree in Sociology and Anthropology from Tel Aviv University.

Roberto Giamagli has served as General Manager, Video Business Unit (formerly referred to as the Networking Business Unit) since March 2009.  Between January 2008 and June 2009, Mr. Giamagli served as our General Manager for Europe, Middle East and Africa operations.  Mr. Giamagli joined our company in October 2005 as director of sales for Italy.  Mr. Giamagli has over 18 years of international sales and management experience in the voice, video and data communications industry.  Prior to joining our company and from 1989, Mr. Giamagli served as a vice president, sales and vice president, marketing at Aethra SpA, where he established and expanded a direct and indirect sales team.  Mr. Giamagli holds a B.Sc. degree in Computer Science from Pisa University, Italy.

Avishai Sharlin has served as our General Manager, Technology Business Unit since November 2007.  Prior to joining our company and from 1996, Mr. Avishai was founder and chief executive officer of Xor Technologies.  Prior to that and from 1994, Mr. Sharlin served as the head of the networking and telecommunications business in Open Solution Center at IBM Israel.  Mr. Sharlin holds a B.Sc. in Mathematics, Computer Science, Sociology and Anthropology from Bar-Ilan University.

Ilan Givon has served as our Vice President of Operations since March 2006.  Prior to joining our company and from 2003, Mr. Givon served as the Corporate Vice President for strategic accounts with M-Systems (subsequently merged into Sandisk), a leading manufacturer of personal data storage solutions.  Prior to that and from 1998, Mr. Givon served for ten years at Intel Corporation, both in Israel and the United States, in several key positions related to operations, materials management and logistics.  Mr. Givon holds a B.A. degree in Economics and Political Science from Tel Aviv University and completed advanced studies in Executive Business Management at the Hebrew University of Jerusalem Business School and in Purchasing and Materials Supply Management at the Technion-Israel Institute of Technology.

Itai Margalit has served as our General Manager for Europe, Middle East and Africa operations since September 2009 and in January 2011, he assumed responsibility also for the Central and Latin America region.  Mr. Margalit has extensive experience in the hi-technology industry.  Mr. Margalit has held multiple sales management positions, focusing on the EMEA region, in a wide range of product markets.  Before joining our company, Mr. Margalit served as the VP Sales – UK, Ireland, and Nordics at Nice CTI Systems UK, where he was responsible for running a multi-million dollar business and managing a large professional team.  Mr. Margalit holds an MBA degree in International Business and Finance from Kansas State University.

Eitan Livne has served as General Manager for our Asia-Pacific operations since April 2004.  In such position, Mr. Livne manages all sales, field marketing, customer support, human resources, and accounting for this region.  Mr. Livne has a wealth of experience in high technology sales throughout Asia.  Prior to joining our company and from 2002, Mr. Livne served as the president of TGM International, a specialized multinational firm focusing on providing sales support in Asia to global high technology companies.  Prior to that and from 1994, Mr. Livne served in various positions at ECI Telecom, an Israeli based provider of SDH (Synchronous Digital Hierarchy) Optical networking equipment, during which time he managed the company’s operations in Asia and served as its president for the Asia-Pacific region.  Mr. Livne holds a B.Sc. degree in Exact Sciences from Tel Aviv University.

Vic DeBernardis has served as General Manager for the United States of America, Central America since November 2010.  In such position, Mr. DeBernardis oversees our operations throughout North America.  As General Manager, Mr. DeBernardis is responsible for all areas of business for this region, including sales, customer support, human resources and accounting.  Mr. DeBernardis joined our company in 2006 and previously served as our Vice President of Sales, Americas and account manager for Cisco.  Mr. DeBernardis has had a 20 year career in high technology sales, specifically in video conferencing, building and leading successful teams in generating millions of dollars in revenue.  Mr. DeBernardis held prominent sales positions at both Cisco and Polycom, where he was responsible for the channel partners and direct customer sales in North America. Mr. DeBernardis holds a BA degree in Business Administration and Economics from Elmhurst College.

B.      Compensation

The following table sets forth information concerning the total compensation paid with respect to all of our directors and our executive officers as a group during the year ended December 31, 2010.

Name and Principal Position	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
All officers and directors as a group (7 persons)	$592,062	$85,020

We provide automobiles or automobile expense reimbursement to our executive officers at our expense.

As of December 31, 2010, our directors and executive officers as a group, consisting of seven persons, held options to purchase an aggregate of 946,287 ordinary shares, having exercise prices ranging from $4.7 to $20.17.  The options granted to our executive officers and directors generally vest over a four-year period.  Since our 2009 annual general meeting options granted to our directors are fully vested at the date of grant. The options will expire between June 28, 2011 and November 17, 2016 (which is six to ten years from the date of grant of the respective options) or earlier upon termination of employment as an executive officer or with respect to a director, within 18 months after termination or resignation from such office.  All of such options were granted under our 2000 Stock Option Plan.  See this Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plan.”

We pay each of our outside directors the minimum statutory annual and per meeting cash attendance fees payable to outside directors in companies of our size established in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended (currently, NIS 45,000 ($12,680) per year and NIS 1,590 ($448) per meeting attended), in accordance with the approval of our shareholder at our 2008 annual general meeting.

In addition, at our 2009 annual general meeting, our shareholders approved an equity-based compensation plan for directors (other than the current Chairman of our Board of Directors), as follows: (i) for each year of service as a director, an annual grant of options to purchase 10,000 ordinary shares to each of the directors (including outside directors), other than any outside director who is determined by the Board of Directors to be an “expert outside director,” as defined in regulations promulgated under the Israeli Companies Law and (ii) for each year of service as an outside director who is determined by our Board of Directors to be an “expert outside director,” an annual grant of options to purchase 13,300 ordinary shares.  Our Board of Directors determined that Mr. Atsmon qualifies as an “expert outside director.”  All of the options will be granted under our 2000 Employee Stock Option Plan, will be fully vested and immediately exercisable on the applicable date of grant and will expire 18 months after such director’s termination or resignation from office.  The exercise price per share of the options will be equal to the closing price per share of the ordinary shares on the NASDAQ Global Select Market on the applicable date of grant.  The term of the compensation plan is for six years commencing from the date of the annual general meeting and will be extended, with respect to any current or future director who is reelected or elected, as applicable, during such six-year period, for the duration of his or her then pending three-year term.

At our 2009 annual general meeting, our shareholders also approved an equity-based compensation plan for the Chairman of our Board of Directors.  In accordance with such plan, following his reelection at our 2010 annual general meeting, options to purchase 20,000 ordinary shares were granted to our Chairman on the date of such meeting, and thereafter, will be granted annually during the three-year period of the Chairman’s term, on the date of each annual general meeting (i.e., on the date of the 2011 and 2012 annual general meetings).  Our Chairman would be entitled to receive, if reelected, options to purchase 60,000 ordinary shares during any three-year term going forward.  This same mechanism would apply at the time of the Chairman’s reelection at the 2013 annual general meeting, so that our Chairman would be entitled to receive options to purchase an aggregate of 120,000 ordinary shares during the next six years, if reelected.  The term of the Chairman’s benefit plan is for six years.  The options will be fully vested and exercisable immediately on the applicable date of grant and will expire 18 months after the Chairman’s termination of or resignation from office.  The options are granted under our 2000 Employee Stock Option Plan.  The exercise price per share of the options will be equal to the closing price per share of our ordinary shares on the NASDAQ Global Select Market on the applicable date of grant.

Pursuant to NASDAQ Listing Rules, compensation of our chief executive officer and other executive officers (as set forth in such rules) is recommended to our Board of Directors for determination by a majority of our independent directors, subject to any further approvals required under the Israeli Companies Law.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions Under Israeli Law.”

C.      Board Practices

Election of Directors

Our Articles of Association provide for a board of directors consisting of no less than five and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders.  Our Board of Directors is currently composed of five directors.

In accordance with our Articles of Association, our Board of Directors is divided into three classes (other than outside directors), each consisting of a number of directors equal as nearly as practicable to one-third of the total number of non-outside directors.  Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting.  Under our Articles of Association, a vacancy in two of the three director classes at any given time is permitted.  Our Class A and Class B director categories are currently vacant.

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

Our directors are nominated by a majority of our independent directors, as such term is defined under NASDAQ Listing Rules.

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

A person is qualified to serve as an outside director only if he or she has “accounting and financial expertise” or “professional qualifications,” as such terms are defined under regulations promulgated under the Israeli Companies Law.  At least one outside director must have “accounting and financial expertise.”  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Select Market, such as our company, are not required to appoint an outside director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the outside directors of such a company must have “professional qualifications.”

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

The initial term of an outside director is three years and may be extended for an additional three years.  However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Select Market, such as our company, may appoint an outside director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.  Outside directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

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

Independent Directors.  In general, NASDAQ Listing Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.

Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.  We have not included such a provision in our Articles of Association since our board of directors complies with the independent director requirements of the NASDAQ Listing Rules described above.

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

Our Audit Committee also serves as our Financial Statement Review Committee, as defined in regulations promulgated under the Israeli Companies Law recently enacted and applicable to the review process of financial statements commencing from the 2010 year-end financial statements.

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to such transaction with respect to his or her personal interest in the transaction.  The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders.  The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions).  The transaction can be approved by shareholders without this one-third approval if the total holdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

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

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation of Office Holders

The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his or her duty of loyalty.   If permitted by its articles of association, a company may exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care.  However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care concerning a distribution, as such term is defined under the Israeli Companies Law.

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

Recent Amendment to the Israeli Companies Law

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or Amendment No. 16, which implements a comprehensive reform in corporate governance in Israel.  Most of the provisions of Amendment No. 16 will become effective on May 15, 2011 and the remainder will become effective on September 15, 2011.  A summary of the principal changes introduced by Amendment No. 16 is set forth below:

•
A higher shareholder approval threshold will need to be attained to permit a chief executive officer to also serve as chairman of the board and vice versa. In addition, the chairman will not have the ability to serve the company in any capacity other than as the chief executive officer;

•
The majority of the members of the audit committee will be required to be “independent” (as such term is defined under the Israeli Companies Law)and the chairman of the audit committee will be required to be an outside director. In addition, the following persons will be disqualified from serving as members of the audit committee: the chairman, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder;

•
The functions to be performed by the audit committee will be expanded to include, among others, the following: determination whether certain related party actions and transactions are “material” or “extraordinary” for the purposes of the requisite approval procedures, to assess the scope of work and compensation of the company’s independent accountant, to assess the company’s internal audit system and the performance of its internal auditor, and to set whistle blower procedures (including protections afforded to whistle blowers);

•
The threshold to elect outside directors will be increased, such that the election of outside directors will require a majority vote at a shareholders’ meeting, provided that either: (1) at least a majority (previously, one-third) of the shares of non-controlling shareholders voted at the meeting on the matter vote in favor of the election of the outsider director, or (2) the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed 2% (previously, 1%) of the voting rights in the company;

•
The independence requirements of outside directors will be enhanced such that an individual may not be appointed as an outside director: (1) in a company that does not have a 25% shareholder, if he has an affiliation (as such term is defined in the Israeli Companies Law) with any person, at the time of his appointment, who is the chairman, the chief executive officer, a 5% shareholder or the chief financial officer, or (2) if he or his relative, partner, employer, supervisor or an entity he controls has other than negligible business or professional relations with any of the persons with whom he may not be affiliated;

•
Outside directors will be able to be re-elected for up to two (previously, one) additional three-year terms. Reelection of an external director will be effected through one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint outside directors for their initial term (which was the only available way to re-elect external directors prior to the adoption of Amendment No. 16), or (ii) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company on the matter who are not the controlling shareholders and those who have a personal interest in the matter as a result of their relationship with any controlling shareholder, provided that the aggregate votes cast by such non-excluded shareholders in favor of the reelection constitute more than 2% of the voting rights in the company;

•	The terms of employment of an officer will now require the approval of the audit committee as well as the board of directors;

•
The threshold to approve extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest will be increased, such that: (i) at least a majority (previously one-third) of the votes cast by shareholders who have no personal interest in the transaction are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction against the transaction do not represent more than 2% (previously 1%) of the voting rights in the company. In addition, any such extraordinary transaction whose term is more than three years will require approval every three years, unless (with respect to transactions not involving management fees or employment terms) the audit committee approves that a longer term is reasonable under the circumstances; and

•
With respect to full tender offers (tender offers for the acquisition of all outstanding shares in a company), the time-frame for a shareholder to a request appraisal rights with respect to the tender offer will be extended from three to six months following the consummation of a tender, but the acquirer will be permitted to stipulate that tendering shareholders forfeit their appraisal rights.

 D.           Employees

We reduced the number of our employees during the latter part of 2008 and early 2009 as part of our cost-cutting initiatives.  The number of our employees increased in 2010 primarily due to our engagement of personnel who were previously employed by Aethra.  As of December 31, 2010, we had 429 employees.

The following table presents the number of our employees categorized by activity as of December 31:

	As of December 31,
	2008	2009	2010
Research and development	230	199	222
Sales and marketing	133	127	139
Operations and customer support	48	35	36
Management and administration	31	32	32
Total	442	393	429

The following table presents the number of our employees categorized by geographic location as of December 31:

	As of December 31,
	2008	2009	2010
Israel	248	226	224
Americas	95	74	66
Asia-Pacific	81	71	74
Europe	18	22	65
Total	442	393	429

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

In connection with the Aethra asset acquisition, we are required under Italian law to pay certain expenses relating to former employees of the Aethra video department who are currently subject to the Italian CIGS unemployment plan.  The agreement entered into with the seller provides, among other things, that the 150 employees who were previously part of Aethra’s video department will become subject to the Italian CIGS unemployment plan.  CIGS permits companies experiencing financial difficulties to temporarily suspend the employment of employees without having to pay their respective salaries and the suspended employees are entitled to unemployment benefits from the Italian government. In addition, we are required to pay monthly social security payments and severance payments. As of the date of this annual report, approximately 33% of Aethra’s video department employees have been recalled to employment duty and have been hired by our Italian subsidiary RADVISION Italy S.r.l, while other employees continue to be suspended from work and receive benefits under the CIGS plan.

In accordance with Italian law, the application to approve the original “crisis” under CIGS was filed with the authorities for a period of 12 months and expired on February 9, 2011.  On January 24, 2011, we formally commenced a collective voluntary dismissal procedure ("Mobilità") in order to dismiss the employees currently subject to the CIGS plan, commencing February 10, 2011, which was agreed to by the Trade Union.  Pursuant to an agreement with the Trade Union executed on January 26, 2011, we  have filed an application for a further 12 months of CIGS for reorganization for all employees who do not adhere to the Mobilità, however, if the application is refused by the authorities, we will dismiss all of the employees that we do not intend to employ and will pay them advance notice payments and a mandatory indemnity payment.

E.       Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table and the footnotes thereto contain information as of May 9, 2011 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.

Name	Number of ordinary shares (1)		Percentage of outstanding ordinary shares (2)
Zohar Zisapel	4,907,401	(3)	26.36%
Boaz Raviv	427,250	(4)	2.25%
Adi Sfadia	*		*
Joseph Atsmon	*		*
Liora Lev	*		*
Yoseph Linde	*		*
Efraim Wachtel	*		*
_______________________
*	Less than 1%

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

(2)	The percentages shown are based on 18,554,324 ordinary shares issued and outstanding (which excludes 3,961,899 ordinary shares held as treasury stock) as of May 9, 2011.

(3)
Includes (i) 3,223,235 ordinary shares owned of record by Mr. Zohar Zisapel; (ii) 65,000 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, of which options to purchase 45,000 ordinary shares have an exercise price of $19.59 per share and expire in July 2013 and options to purchase 20,000 ordinary shares have an exercise price of $7.81 per share and expire in November 2016; (iii) 1,121,097 ordinary shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 ordinary shares owned of record by RAD Data, an Israeli company.  Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RAD Data.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data.

(4)	Subject to currently exercisable options with exercise prices ranging between $4.70 and $20.17 and expiration dates ranging between June 28, 2011 and March 12, 2016.

Stock Option Plan

In 2000, we adopted our 2000 Employee Stock Option Plan, or the 2000 Plan, which authorizes the grant of options to employees and consultants of our company and its subsidiaries.  The 2000 Plan initially authorized the issuance thereunder of up to 636,477 ordinary shares and, in addition, subject to sufficient authorized share capital, provides for the reservation of up to 4% of our share capital, on a fully diluted basis, in each subsequent year following the year 2000.  We are currently authorized to issue up to 7,996,316 ordinary shares under the 2000 Plan.

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

A summary of the status of the 2000 Plan as of December 31, 2008, 2009 and 2010, and changes during the years ended on those dates, is presented below:

	Year ended December 31,
	2008			2009			2010
	Amount		Weighted average exercise price	Amount		Weighted average exercise price	Amount		Weighted average exercise price

Options outstanding at the beginning of the year	3,588,953	(1)	$12.00	3,294,685	(2)	$10.18	3,394,896	(3)	$9.18
Granted	551,000		$6.35	746,300		$6.26	826,800		$6.37
Exercised	(5,000)		$5.91	(81,500)		$5.50	(33,475)		$5.77
Cancelled and Forfeited	(840,268)		$15.45	(564,589)		$11.69	(461,941)		$8.71

Options outstanding at the end of the year	3,294,685	(2)	$10.18	3,394,896	(3)	$9.18	3,726,280	(4)	$8.64

Options exercisable at the end of the year	1,081,648		$10.83	1,248,227		$11.69	1,748,368		$10.56

Options that may be granted as of the end of the year	821,882			605,346			670,770
______________________________

(1)	Including options to purchase 377,500 ordinary shares granted to directors of our company outside of the 2000 Plan, pursuant to the approval of our shareholders.

(2)	Including options to purchase 340,625 ordinary shares granted to directors of our company outside of the 2000 Plan, pursuant to the approval of our shareholders.

(3)	Including options to purchase 230,800 ordinary shares granted to directors of our company outside of the 2000 Plan, pursuant to the approval of our shareholders.

(4)	Including options to purchase 271,600 ordinary shares granted to directors of our company outside of the 2000 Plan, pursuant to the approval of our shareholders.

On November 25, 2008, we commenced a tender offer to eligible employees (other than our directors, chief executive officer, chief financial officer, president and senior officers who report to the chief executive officer) to exchange outstanding options to purchase ordinary shares issued under our 2000 Plan having an exercise price of $7.50 or more per share, for replacement options issued under our 2000 Plan that entitle the holder to purchase the same number of our ordinary shares at an exercise price equal to the greater of (i) $7.50 per share and (ii) the per share closing price of our ordinary shares on the NASDAQ Global Select Market on the date the replacements options are granted.  Pursuant to the exchange offer that expired on December 24, 2008, we accepted for exchange eligible options to purchase an aggregate of 1,276,950 ordinary shares that had been granted under the 2000 Plan and granted new options to purchase an aggregate of 1,276,950 ordinary shares, under the 2000 Plan.  The new options have an exercise price equal to $7.5 and have a vesting schedule as described in the tender offer documents.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information, as of the date of May 9, 2011, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares.

Name	Number of ordinary shares beneficially owned (1)		Percentage of outstanding ordinary shares (2)
Zohar Zisapel	4,907,401	(3)	26.36%
Yehuda Zisapel	1,341.950	(4)	7.23%
Ross Margolies.	1,711,112	(5)	9.22%
Renaissance Technologies LLC	936,895	(6)	5.05%
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

(2)	The percentages shown are based on 18,554,324 ordinary shares issued and outstanding (which excludes 3,961,899 ordinary shares held as treasury stock) as of May 9, 2011.

(3)
Includes (i) 3,223,235 ordinary shares owned of record by Mr. Zohar Zisapel; (ii) 65,000 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, of which options to purchase 45,000 ordinary shares have an exercise price of $19.59 per share and expire in July 2013 and options to purchase 20,000 ordinary shares have an exercise price of $7.81 per share and expire in November 2016; (iii) 1,121,097 ordinary shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 ordinary shares owned of record by RAD Data, an Israeli company.  Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RAD Data.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on January 21, 2009.  Includes: (i) 751,901 ordinary shares owned of record by Mr. Yehuda Zisapel; (ii) 402,836 ordinary shares owned of record by RADbit Inc., a company wholly-owned by Bynet Data Communications Ltd. Mr. Yehuda Zisapel is the controlling shareholder and the chairman of the board of directors of Bynet Data Communications Ltd.; and (iii) 187,213 ordinary shares owned of record by RAD Data, an Israeli company.  Mr. Yehuda Zisapel is a principal shareholder and a director of RAD Data.  Mr. Yehuda Zisapel and his brother, Mr. Zohar Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 10, 2011. The Schedule 13G/A states that of such shares, 1,700,000 ordinary shares are held by Stelliam Master Fund, L.P., a Cayman Islands exempted limited partnership, and Stelliam Master Long Fund, L.P., a Cayman Islands exempted limited partnership. Stelliam Investment Management LP serves as investment manager for such funds and Mr. Ross Margolies is the managing member of Stelliam Investment Management LP.  Therefore, each of Stelliam Investment Management LP and Mr. Margolies may be deemed to be the beneficial owner of shares held for the account of such funds. In addition, the Schedule 13G/A states that Mr. Margolies holds directly 11,112 ordinary shares.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 11, 2011.  The Schedule 13G/A was filed by Renaissance Technologies LLC and James H. Simons due to his controlling interest in Renaissance Technologies LLC.

Significant Changes in the Ownership of Major Shareholders

On August 26, 2008, Mr. Zohar Zisapel filed a Schedule 13D with the SEC reflecting beneficial ownership of 3,229,332, or 15.93% of our ordinary shares.  On September 9, 2008, Mr. Zohar Zisapel filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 3,530,518, or 17.54 % of our ordinary shares.  On November 18, 2008, Mr. Zohar Zisapel filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 4,164,501, or 20.94% of our ordinary shares.  On November 24, 2008, Mr. Zohar Zisapel filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 4,375,127, or 22.08% of our ordinary shares.  On December 17, 2008, Mr. Zohar Zisapel filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 4,544,901, or 23.15%f our ordinary shares.  On February 24, 2009, Mr. Zohar Zisapel filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 4,844,079, or 24.77%, of our ordinary shares.  On September 28, 2010, Mr. Zohar Zisapel filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 4,887,401, or 26.33%, of our ordinary shares.  The Schedule 13D/A reflects an increase in Mr. Zohar Zisapel’s beneficial ownership of our ordinary as a result of the self tender offer that we completed in September 2010.

On February 9, 2007, TimesSquare Capital Management, LLC, or TCM, filed a Schedule 13G with the SEC reflecting beneficial ownership of 1,164,800, or 5.3%, of our ordinary shares.  On January 31, 2008, TCM filed with the SEC Amendment No.1 to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,184,900, or 5.4%, of our ordinary shares.  The Schedule 13G/A indicates that TCM is an investment adviser.  According to information known to our company, TCM has ceased to be the beneficial owner of any of our ordinary shares.

On February 11, 2008, Clough Capital filed with the SEC an amendment to Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,255,373, or 5.52%, of our ordinary shares.  On February 10, 2009, Clough Capital filed with the SEC Amendment No. 2 to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,232,973, or 6.09%, of our ordinary shares.  The Schedule 13G/A reflects that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital serves as investment adviser.  Such shares may be deemed beneficially owner by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Clough, Canty and Brock, the managing members of Clough Capital Partners LLC.  Each such entity and person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.  On February 10, 2010, Clough Capital filed with the SEC Amendment No. 3 to Schedule 13G, reflecting that it ceased to own any of our shares.

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

On February 13, 2009, Renaissance Technologies LLC, or Renaissance, filed a Schedule 13G with the SEC reflecting beneficial ownership of 1,513,023, or 7.7%, of our ordinary shares.  On February 12, 2010, Renaissance filed with the SEC Amendment No.1 to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,252,470, or 6.42%, of our ordinary shares. On February 11, 2011, Renaissance filed with the SEC Amendment No.2 to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 936,895, or 5.05%, of our ordinary shares. The Schedule 13G/A reflects that the shares are deemed beneficially owned by James H. Simons due to his controlling interest in Renaissance Technologies LLC.

On April 19, 2010, Stelliam Investment Management LP., or Stelliam Management, and Mr. Ross Margolies filed a Schedule 13G with the SEC reflecting beneficial ownership of 993,500, or 5.09%, of our ordinary shares.  On April 20, 2010, such reporting persons filed with the SEC Amendment No.1 to the Schedule 13G, on Schedule 13G/A, reflecting that Mr. Margolies’ beneficial ownership had increased to 1,004,612, or 5.15%, of our ordinary shares, while Stelliam’s beneficial ownership had not changed.  On February 10, 2011, such reporting persons filed with the SEC Amendment No.2 to the Schedule 13G, on Schedule 13G/A, reflecting that Mr. Margolies’ beneficial ownership had increased to 1,711,112, or 9.22%, of our ordinary shares and  Stelliam’s beneficial ownership had increased to 1,700,000, or 9.16%.  The Schedule 13G/A states that the 1,700,000 ordinary shares are held for the account of Stelliam Master Fund, L.P., a Cayman Islands exempted limited partnership, and Stelliam Master Long Fund, L.P., a Cayman Islands exempted limited partnership.  Stelliam Management serves as investment manager for such funds and Mr. Margolies is the managing member of Stelliam Management.  Therefore each of Stelliam Management and Mr. Margolies may be deemed to be the beneficial owner of the ordinary shares held for the account of such funds.  In addition, the Schedule 13G/A states that Mr. Margolies holds directly 11,112 ordinary shares.

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of May 9, 2011, there were 23 holders of record of our ordinary shares, of which 10 record holders holding approximately 78% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 77.7% of our outstanding ordinary shares as of such date).

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

AB-NET Ltd. BYNET Data Communications Ltd. BYNET Electronics Ltd. BYNET SEMECH Outsourcing Ltd. BYNET Systems Applications Ltd. BYNET Software Systems Ltd. Ceragon Networks Ltd. Channelot Ltd.	Internet Binat Ltd. Packetlight Networks Ltd. RAD-BYNET Properties and Services (1981) Ltd. RAD Data Communications Ltd. RADWARE Ltd. RADCOM Ltd.	RADIFLOW Ltd. RADWIN Ltd. Sanrad Inc. SILICOM Ltd. WISAIR Inc.

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

Efraim Wachtel, a director of our company, serves as the president and chief executive officer of RAD Data Communications Ltd.

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

Transactions with related parties:

	Year ended December 31,
	2008	2009	2010
	($ in thousands)
Revenues (1)	$184	$526	$277
Cost of revenues (2)	$14	$11	$15
Research and development expenses (3)	$84	$66	$77
Marketing, selling, general and administrative expenses (3)	$459	$336	$467
Purchase of property and equipment (4)	$344	$329	$368
                ___________________________________
(1)	Reflects revenues from our products and maintenance sold to affiliated companies.
(2)	Reflects the reimbursement of costs to affiliated companies that such affiliated companies incurred in connection with administrative services that they have provided to our company.
(3)	Reflects the purchase of components from affiliated companies.
(4)	Reflects the cost of property and equipment that we purchased from affiliated companies.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

Export Sales

See Note 14c of our consolidated financial statements.

Legal Proceedings

In 2003, a third party sent us correspondence alleging that some of our products infringe upon patents held by such third party and offered to license these patents to us.  Subsequent correspondence was exchanged during 2004, in which additional requests were made by the third party.  As of December 31, 2010, we have recorded a provision of approximately $1.2 million, which we believe covers the probable loss from such allegations.

During April 2009, we received a letter from one of our resellers, in which the reseller raised certain claims that we caused it damages due to, among other things, our cessation of the development of one of our products.  In March, 2010, the reseller filed a lawsuit against us in Germany and the court subsequently rendered a decision in our favor.  The period for filing an appeal has passed and no appeal was filed and therefore, we have offset the provision that we recorded with respect to such allegations. We have since received a letter from Israeli counsel to the reseller in which certain allegations and threats of potential litigation in Israel were made against our company.

In September 2010, we received a letter from a shareholder, addressed to the Chairman of our Board of Directors, in which certain allegations were made with respect to certain actions and alleged inactions of ours, our directors and executive officers in connection with the self tender offer that we completed in September 2010.  We have responded to the shareholder refuting all claims and denying any wrongdoings.

In December 2010, we received notice of a claim filed against Radvision Inc. by Nortel Networks Inc. and its affiliates and successors in the United States Bankruptcy Court for the district of Delaware. The plaintiffs are seeking the return of alleged preferential payments by the defendant and to disallow claims relating to amounts paid and claims available to the defendant pursuant to the bankruptcy proceedings to which the plaintiff was subject in the nominal amount of approximately US$137,000 for licensing fees during the second quarter of 2008.  We are currently negotiating a potential settlement of this claim with the plaintiffs.  We believe that this matter will not have a material adverse effect on our financial position.

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

ITEM 9. THE OFFER AND LISTING

A.      Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market (for periods from July 1, 2006), the NASDAQ Global Market (for periods prior to July 1, 2006) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2006	$21.74	$13.86	$21.64	$14.17
2007	$24.97	$10.39	$25.13	$10.57
2008	$11.84	$4.08	$11.29	$4.22
2009	$9.61	$4.31	$9.41	$4.55
2010	$9.02	$5.60	$8.90	$5.50

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
2009
First Quarter	$6.23	$4.31	$6.47	$4.55
Second Quarter	$8.63	$4.85	$8.29	$4.96
Third Quarter	$9.61	$7.07	$9.41	$7.48
Fourth Quarter	$7.11	$5.60	$8.59	$5.64

2010
First Quarter	$6.95	$5.95	$6.93	$5.92
Second Quarter	$6.96	$5.60	$6.84	$5.50
Third Quarter	$7.00	$6.00	$7.22	$6.14
Fourth Quarter	$9.02	$6.30	$8.90	$6.34

2011
First Quarter	$11.71	$8.55	$11.94	$8.61

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2010	$7.68	$6.30	$7.59	$6.36
November 2010	$8.25	$7.47	$8.32	$7.48
December 2010	$9.02	$7.83	$8.93	$7.74
January 2011	$10.94	$8.55	$11.05	$8.65
February 2011	$11.71	$9.91	$11.75	$9.97
March 2011	$11.65	$10.16	$11.76	$10.19
April 2011	$12.00	$8.62	$12.59	$8.74
May 2011 (until May 9)	$9.20	$8.81	$9.38	$8.81

B.            Plan of Distribution

Not applicable.

C.       Markets

Our ordinary shares were listed on the NASDAQ Global Market from our initial public offering on March 14, 2000 until July 1, 2006, at which date the listing of our ordinary shares was transferred to the NASDAQ Global Select Market (symbol: RVSN).  Since October 20, 2002, our ordinary shares have also been traded on the Tel Aviv Stock Exchange.

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

Directors may not enter into borrowing arrangements on our behalf except in the manner approved by the Company.  The Board of Directors has approved a resolution regarding signing authority to ensure the proper oversight and regulation of officers and directors acting on our behalf.

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

Limitations on the Rights to Own Securities in Our Company

Neither our Memorandum of Association nor our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

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

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at the rate of 25% in 2010.  The corporate tax rate decreased to 24% for the 2011 tax year and will further decrease as follows: 23% for the 2012 tax year, 22% for the 2012 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and 18% for the 2016 tax year and thereafter.  Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, and such tax rate is scheduled to be the corporate tax rate for future tax years.  However, the corporate tax rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise, as discussed below.

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

Prior to an April 2005 amendment to the Investment Law, the Investment Law provided that capital investments in a production facility (or other eligible assets) may be designated as an approved enterprise upon prior approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor, or the Investment Center.  Each certificate of approval for an approved enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.   If a company has more than one approval or only a portion of its capital investment is approved, its effective tax rate is the result of a weighted combination of the applicable rates.

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

Tax benefits are available under the April 2005 amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export.  In order to receive the tax benefits, the April 2005 amendment states that the company must make an investment in the beneficiary enterprise exceeding a certain percentage or a minimum amount specified in the Investment Law.  Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the beneficiary enterprise, referred to as the "Year of Election."  Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a beneficiary enterprise and the company’s effective tax rate will be the result of a weighted average of the applicable rates.  In such case, the minimum investment required in order to qualify as a beneficiary enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets at the end of the year before the expansion.

The amended Investment Law specifies certain conditions that a beneficiary enterprise has to comply with in order to be entitled to benefits. These conditions include among others:

•
that the beneficiary enterprise’s revenues during the applicable tax year from any single market (i.e. country or a separate customs territory) do not exceed 75% of the beneficiary enterprise’s aggregate revenues during such year; or

•
that 25% or more of the beneficiary enterprise’s revenues during the applicable tax year are generated from sales into a single market (i.e. country or a separate customs territory) with a population of at least 12 million residents.

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

The tax benefits under the Investment Law relate only to taxable income attributable to the specific approved enterprise and/or beneficiary enterprise.  To the extent we have more than one approved enterprise and/or beneficiary enterprise or only a portion of our capital investments are derived from approved or beneficiary enterprises, our effective tax rate will be the result of a weighted combination of the applicable rates.

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

In December 2010, the Israeli Parliament passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law, effective as of January 1, 2011.  According to the amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to all of the income of an approved or beneficiary enterprise.  Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates that are: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.  We are examining the possible effect of the amendment on the financial statements, if at all, and at this time have not yet decided whether to apply the amendment Tax Benefits and Grants for Research and Development

Israeli tax law permits, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction.  Expenditures not so approved are deductible over a three-year period.  However, expenditures from proceeds made available to us through government grants are not deductible according to Israeli law.

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

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  Under the Industry Encouragement Law, an "Industrial Company" is defined as a company resident in Israel, at least 90% of the income of which (exclusive of income from capital gains, direct real estate tax, interest and dividend) in any tax year, is derived from an "Industrial Company" owned by it.  An "Industrial Company" is defined as an enterprise whose primary activity in a given tax year is industrial production activity.  We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Taxation of Dividends Paid on our Ordinary Shares

Taxation of Israeli Shareholders

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 20%, or 25% for a shareholder that is considered a significant shareholder (within the meaning of the Israeli Income Tax Ordinance, which is a shareholder that holds directly or indirectly, including with others, at least 10% of any means of control in the company ) at any time during the 12-month period preceding such distribution.  Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the 25% tax rate.

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

Capital gains taxes on sales of our ordinary shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, if those assets are either (i) located in Israel;(ii) are shares or right to shares in an Israeli resident corporation ;(iii) represent, directly or indirectly , rights to assets located in Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Israeli Tax Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price, which is attributable to the increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.

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

In addition, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) and who holds ordinary shares as a capital asset is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. If the above conditions are not met, the U.S. resident would be subject to Israeli tax, to the extent applicable.

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

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2012 will be subject to tax at a reduced maximum tax rate of 15%.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 15% rate provided that we are not a passive foreign investment company (see disclosure below) for U.S. tax purposes and that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “U.S.-Israel Tax Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the U.S.-Israel Tax Treaty and that the ordinary shares currently will be readily tradable on an established securities market in the United States.  However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Passive Foreign Investment Company Considerations

There is a substantial risk that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2010 tax year.  Special U.S. federal income tax rules apply to U.S. Holders owning shares of a PFIC.

For U.S. federal income tax purposes, a non-U.S. corporation will be considered a PFIC for any taxable year in which, after applying certain look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income.  For this purpose, passive income includes generally dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.  As a result of our substantial cash position, we believe that there is a substantial risk that we qualified as a PFIC, for U.S. federal income tax purposes, during the taxable year ended December 31, 2010, under a literal application of the asset test described above, which looks solely to the market value.  We believe that there is a substantial risk that we will also qualify as a PFIC during the taxable year ending December 31, 2011.

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

As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark to market election is made, is generally treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in its income with respect to such ordinary shares in prior years).  However, gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.  The mark-to-market election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.”  Generally, a “qualified exchange or other market” includes a national securities exchange that is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934.  A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  We believe that The NASDAQ Global Select Market will constitute a qualified exchange or other market for this purpose.  However, we can not be certain that our ordinary shares will continue to trade on The NASDAQ Global Select Market or that the ordinary shares will be regularly traded for this purpose.

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

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares may be subject to certain additional United States information reporting requirements.

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

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

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

The securities in our portfolio are rated at the least as BBB.  Securities representing about 19% of our marketable securities portfolio are rated as AAA.

Interest Rate Risk

As of December 31, 2010, we had cash and cash equivalents, short -term deposits and short and long-term marketable securities of $116.4 million.  We invest our cash surplus in time deposits, cash deposits, U.S. federal agency securities and corporate bonds with an average credit rating of AA.  These investments are not purchased for trading or other speculative purposes.

The performance of the capital markets affects the value of funds held by us in marketable securities.  These assets are subject to market fluctuations and yield uncertain returns, which may fall below our projected return rates.  Although we believe that we generally adhere to conservative investment guidelines, the 2008 and 2009 financial crisis resulted in immaterial impairments of the carrying value of certain of our investment assets.  We expect that market conditions will continue to fluctuate and that the fair value of our investments may be impacted accordingly.  Uncertain economic conditions may lead to additional impairments.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

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

Most of our revenues generated outside of the United States are denominated in U.S. dollars.  Costs not effectively denominated in U.S. dollars are remeasured into U.S. dollars, when recorded, at the prevailing exchange rates at the date of the transaction.  Consequently, fluctuations in the rates of exchange between the U.S. dollar and non-U.S. dollar currencies affect our results of operations.  An increase in the value of a particular currency relative to the U.S. dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the U.S. dollar will decrease the dollar reporting value for those transactions.

Since most of our sales are quoted in dollars, and a portion of our expenses are incurred in NIS and Euro, our results may be adversely affected by the appreciation of the NIS and Euro against the U.S. dollar or by a change in the rate of inflation in Israel or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding depreciation of the NIS and Euro against the U.S. dollar and other foreign currencies.  In 2008, 2009 and 2010, the NIS appreciated by approximately 1.1%, 0.7% and 6.0%, respectively, against the U.S. dollar.  In 2008, 2009 and 2010, the annual inflation rate in Israel was approximately 3.8%, 3.9% and 2.7%, respectively.

To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure.  As of December 31, 2010, we had outstanding forward exchange contracts for the acquisition of NIS 89.2 million in consideration for $24.6 million maturing in a period of up to one year from that date.  As of December 31, 2010, the changes in fair value of these contracts were $479,000.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

We sold 4,370,000 of our ordinary shares in our initial public offering on March 14, 2000.  The aggregate offering price of the shares sold was $87.4 million.  The total expenses of the offering were approximately $8,950,000.  None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates.  The net public offering proceeds to us, after deducting the total expenses were approximately $78,500,000.  Such proceeds have been invested in liquid investments and short-term bank deposits and have been used for working capital purposes.  As of December 31, 2010, we had $65.5 million in cash, cash equivalents and short-term bank deposits.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm that audited and reported on our consolidated financial statements for the year ended December 31, 2010.  The attestation report of our independent registered public accounting firm is set forth on page F-3 of our audited consolidated financial statements set forth in Item 18 “Financial Statements,” and is incorporated herein by reference.

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

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm. All such fees were pre-approved by our Audit Committee.

	Year ended December 31,
Services Rendered	2009	2010
Audit (1)	$232,500	$295,500
Tax (2)	$33,509	$65,974
Other (3)	$163,784	$49,790
Total	$429,793	$411,264
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

(3)	Other fees in 2009 and 2010 relate to services performed in connection with the Aethra asset acquisition, including due diligence and tax advice relating to the acquisition.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.  The policy generally pre-approves certain specific services in the categories of audit services, audit-related services and tax services up to specified amounts, and sets requirements for specific case-by-case pre-approval of certain projects, those which may have a material effect on our operations or services over certain amounts.  Pre-approval may be given as part of the Audit Committee’s approval of the scope of the engagement of our independent registered public accountants or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our Audit Committee.  The pre-approval of services is sometimes delegated to one or more of the Audit Committee’s members, but the decision must be presented to the full Audit Committee at its next scheduled meeting.  The policy prohibits retention of the independent public accountants to perform the prohibited non-audit services defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also considers whether proposed services are compatible with the independence of the registered public accountants.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the third quarter of 2007, we announced that our Board of Directors has authorized the repurchase of up to $30 million of our ordinary shares in the open market from time to time at prevailing market prices.  The repurchase program received the approval of the District Court in Tel Aviv - Jaffa in November 2007 in accordance with the requirements of the Israeli Companies Law.  As of December 31, 2010, we had repurchased 3,160,222 ordinary shares under the program at a total purchase price of approximately $23.4 million, or an average price of $7.42 per share, of which 351,179 ordinary shares were repurchased during 2007 at a total purchase price of approximately $4.0 million, or an average price of $11.49 per share, 1,627,304 ordinary shares were repurchased during 2008 at a total purchase price of approximately $11.1 million, or an average price of $6.84 per share and 204,833 ordinary shares were repurchased during 2009 at a total purchase price of approximately $1.1 million, or an average price of $5.57 per share. During 2010, no ordinary shares were repurchased in the open market under the repurchase program.

On September 7, 2010, we completed a self tender offer, under the repurchase program, to purchase 5.0% of our voting power, or 976,906 of our ordinary shares, for $7.30 per share, net to the seller in cash, less any required withholding taxes and without interest.  We paid an aggregate of approximately $7.13 million for the tendered shares accepted for purchase.

The following table sets forth, for each of the months indicated, the total number of shares purchased by us, the average price paid per share, the number of shares purchased as part of our publicly announced repurchase programs, the maximum number of shares that may yet be purchased under the programs.

Period in 2010	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January	-	-	-	13,710,976
February	-	-	-	13,710,976
March	-	-	-	13,710,976
April	-	-	-	13,710,976
May	-	-	-	13,710,976
June	-	-	-	13,710,976
July	-	-	-	13,710,976
August	-	-	-	13,710,976
September	976,906	7.30	3,160,222	6,579,562
October	-	-	-	6,579,562
November	-	-	-	6,579,562
December	-	-	-	6,579,562

ITEM 16F.  CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.  CORPORATE GOVERNANCE

Under NASDAQ Listing Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Listing Rules.  A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

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

PART III

ITEM 17.   FINANCIAL STATEMENTS

Not applicable.

ITEM 18.   FINANCIAL STATEMENTS

Consolidated Financial Statements

Page

Index to Consolidated Financial Statements	F - 1

Reports of Independent Registered Public Accounting Firm	F-2 - F-3

Consolidated Balance Sheets	F-4 - F-5

Consolidated Statements of Operations	F-6

Statements of Changes in Shareholders' Equity	F-7 - F-8

Consolidated Statements of Cash Flows	F-11

Notes to Consolidated Financial Statements	F-10 - F-50

Schedule II	104

ITEM 19.     EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant, as amended (2)

2.1	Form of Ordinary Share Certificate(1)

4.1	Form of 2000 Employee Stock Option Plan (3)

4.2	Key Employee Share Incentive Plan, as amended(1)

4.3	Consultant Option Plan, as amended(1)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

___________________

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-30916, as amended, filed with the Securities and Exchange Commission, and incorporated herein by reference.
(2)	Filed as an exhibit to our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission, and incorporated herein by reference.
(3)	Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission, and incorporated herein by reference.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADVISION LTD.

We have audited the accompanying consolidated balance sheets of RADVISION Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the accompanying financial statement Schedule II listed in the Index in Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the accompanying financial statement Schedule II listed in the Index in Item 18, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 11, 2011 expressed an unqualified opinion thereon.

As discussed in Note 2e to the consolidated financial statements, effective April 1, 2009, the Company changed its method of accounting for recognition and measurement of other-than-temporary losses on debt securities.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 11, 2011	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADVISION LTD.

We have audited RADVISION Ltd.'s ("the Company") and its subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the accompanying financial statement Schedule II listed in the Index in item 18. Our report dated May 11, 2011 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 11, 2011	A Member of Ernst & Young Global

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$40,289	$17,753
Short-term bank deposits	55,352	47,792
Short-term marketable securities	4,713	14,897
Trade receivables (net of allowance for doubtful accounts of $ 1,471 and $ 1,520 as of December 31, 2009 and 2010, respectively)	11,712	15,137
Other accounts receivable and prepaid expenses	5,552	7,083
Inventories	980	2,556

Total current assets	118,598	105,218

NON-CURRENT ASSETS:
Marketable securities	25,699	35,943
Prepaid expenses	2,310	1,055
Severance pay fund	6,242	7,662
Deferred tax asset	1,533	1,488

Total non-current assets	35,784	46,148

PROPERTY AND EQUIPMENT, NET	4,649	4,573

GOODWILL	2,966	4,747

OTHER INTANGIBLE ASSETS, NET	-	4,925

Total assets	$161,997	$165,611

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2009	2010

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,475	$3,499
Deferred revenues	8,064	7,938
Accrued expenses and other accounts payable	12,146	19,057

Total current liabilities	21,685	30,494

ACCRUED SEVERANCE PAY	7,299	8,776

Total liabilities	28,984	39,270

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 0.1 par value -
Authorized: 45,000,000 shares as of December 31, 2009 and 2010; Issued: 22,516,223 shares as of December 31, 2009 and 2010; Outstanding: 19,509,380 and 18,565,949 shares as of December 31, 2009 and 2010, respectively	234	234
Additional paid-in capital	145,998	149,121
Treasury stock (3,006,843 and 3,950,274 Ordinary shares as of December 31, 2009 and 2010, respectively)	(32,970)	(39,745)
Accumulated other comprehensive loss	(842)	(276)
Retained earnings	20,593	17,007

Total shareholders' equity	133,013	126,341

Total liabilities and shareholders' equity	$161,997	$165,611

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2008	2009	2010

Revenues:
Products	$51,905	$52,199	$67,051
License and royalties	14,186	13,374	11,135
Services	18,656	15,425	17,053

Total revenues	84,747	80,998	95,239

Cost of revenues:
Products	12,636	12,375	20,600
Services	6,143	4,996	5,657

Total cost of revenues	18,779	17,371	26,257

Gross profit	65,968	63,627	68,982

Operating costs and expenses:
Research and development	36,883	26,980	30,937
Selling and marketing	35,330	27,577	31,740
General and administrative	8,954	5,493	6,057
Acquisition-related restructuring expenses	-	-	2,722
Acquisition-related costs	-	580	364

Total operating costs and expenses	81,167	60,630	71,820

Operating income (loss)	(15,199)	2,997	(2,838)
Financial income, net	2,539	1,719	1,000

Income (loss) before taxes on income	(12,660)	4,716	(1,838)
Taxes on income	280	5,490	1,586

Net loss	$(12,940)	$(774)	$(3,424)

Basic and diluted net loss per Ordinary share	$(0.63)	$(0.04)	$(0.18)

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

					Accumulated other
			Additional		comprehensive	Total		Total
	Ordinary shares		paid-in	Treasury	income	comprehensive	Retained	shareholders'
	Number	Amount	capital	stock	(loss)*)	loss	earnings	equity

Balance as of January 1, 2008	21,255,017	$234	$135,327	$(21,662)	$55		$33,605	$147,559
Tax benefit related to exercise of stock options	-	-	364	-	-		-	364
Purchase of treasury shares	(1,627,304)	-	-	(11,139)	-		-	(11,139)
Exercise of share options by employees	5,000	-	-	68	-		(38)	30
Stock-based compensation	-	-	5,416	-	-		-	5,416
Other comprehensive loss:
Changes in fair value of cash flow hedge	-	-	-	-	111	$111	-	111
Reclassification to statements of operations of other-than-temporary impairment from available-for-sale marketable securities	-	-	-	-	182	182	-	182
Net loss	-	-	-	-	-	(12,940)	(12,940)	(12,940)
Total comprehensive loss						$(12,647)

Balance as of December 31, 2008	19,632,713	234	141,107	(32,733)	348		20,627	129,583
Tax benefit related to exercise of stock options	-	-	567	-	-		-	567
Purchase of treasury shares	(204,833)	-	-	(1,141)	-		-	(1,141)
Exercise of share options by employees	81,500	-	-	904	-		(458)	446
Stock-based compensation	-	-	4,324	-	-		-	4,324
Other comprehensive loss:
Changes in fair value of cash flow hedge	-	-	-	-	(186)	$(186)	-	(186)
Accumulated effect of adoption of new accounting standard (Note 2e)	-	-	-	-	(1,198)	-	1,198	-
Unrealized gain from available-for-sale marketable securities	-	-	-	-	194	194	-	194
Net loss	-	-	-	-	-	(774)	(774)	(774)
Total comprehensive loss						$(766)

Balance as of December 31, 2009	19,509,380	234	145,998	(32,970)	(842)		20,593	133,013
Tax benefit related to exercise of stock options	-	-	497	-	-		-	497
Purchase of treasury shares	(976,906)	-	-	(7,131)	-		-	(7,131)
Exercise of share options by employees	33,475	-	-	356	-		(162)	194
Stock-based compensation	-	-	2,626	-	-		-	2,626
Other comprehensive loss:
Changes in fair value of cash flow hedge	-	-	-	-	317	$317	-	317
Unrealized gain from available-for-sale marketable securities	-	-	-	-	249	249	-	249
Net loss	-	-	-	-	-	(3,424)	(3,424)	(3,424)
Total comprehensive loss						$(2,858)

Balance as of December 31, 2010	18,565,949	$234	$149,121	$(39,745)	$(276)		$17,007	$126,341

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

*) Accumulated other comprehensive income (loss):	Year ended December 31,
	2008	2009	2010

Accumulated changes in fair value of cash flow hedge	$348	$162	$479
Accumulated unrealized loss from available-for-sale marketable securities	-	(1,004)	(755)

Total	$348	$(842)	$(276)

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Cash flows from operating activities:
Net loss	$(12,940)	$(774)	$(3,424)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,924	3,153	4,724
Gain on sale of property and equipment	(6)	(1)	-
Accrued interest on marketable securities and bank deposits, amortization of premium, accretion of discount, other-than-temporary impairment of marketable securities, net	1,771	421	(365)
Stock-based compensation	5,416	4,324	2,626
Tax benefit related to loss carryforwards resulting from exercise of stock options	(364)	(567)	(497)
Decrease (increase) in trade receivables, net	893	2,406	(3,425)
Decrease (increase) in other accounts receivable and prepaid expenses	2,058	(1,000)	(1,032)
Decrease (increase) in inventories	506	205	(1,476)
Decrease (increase) in long-term prepaid expenses	340	(1,032)	1,255
Change in deferred tax asset, net	(767)	4,406	(136)
Increase (decrease) in trade payables	(337)	(577)	2,024
Increase (decrease) in deferred revenues	1,480	(245)	(126)
Increase (decrease) in accrued expenses and other accounts payable	3,591	(3,120)	5,800
Change in accrued severance pay, net	299	(343)	57

Net cash provided by operating activities	5,864	7,256	6,005

Cash flows from investing activities:
Proceeds from maturity of marketable securities	65,382	32,495	23,490
Purchase of marketable securities	(54,895)	(31,490)	(43,285)
Proceeds from withdrawal of bank deposits	155,611	169,875	50,512
Purchase of bank deposits	(165,696)	(173,490)	(42,971)
Purchase of property and equipment	(3,025)	(2,103)	(2,863)
Payment for the acquisition of Aethra	-	-	(6,984)
Proceeds from sale of property and equipment	6	2	-

Net cash used in investing activities	(2,617)	(4,711)	(22,101)

Cash flows from financing activities:
Purchase of treasury shares at cost	(11,139)	(1,141)	(7,131)
Issuance of treasury shares for cash upon exercise of options	30	446	194
Tax benefit related to exercise of stock options	364	567	497

Net cash used in financing activities	(10,745)	(128)	(6,440)

Increase (decrease) in cash and cash equivalents	(7,498)	2,417	(22,536)
Cash and cash equivalents at the beginning of the year	45,370	37,872	40,289

Cash and cash equivalents at the end of the year	$37,872	$40,289	$17,753

Supplemental disclosure of cash flow activity:

Cash paid during the year for:
Interest	$91	$29	$-

Income taxes	$323	$242	$294

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

The Company operates under two reportable segments: 1) the Video Business Unit ("VBU") (formerly the Networking Business Unit ("NBU")), which develops a complete portfolio of video conferencing products, including video network infrastructure, desktop video solutions, conference room endpoint products and management software;  and 2) the Technology Business Unit ("TBU"), which focuses on creating developer toolkits for the underlying IP communication protocols and testing tools needed for real-time voice and video over IP.

The Company has 12 wholly-owned subsidiaries: RADVISION Inc. and its wholly-owned subsidiary RADVISION Government Services, Inc. in the United States, RADVISION (HK) Ltd. in Hong Kong, RADVISION (UK) Ltd. in the United Kingdom, RADVISION FRANCE S.A.R.L. in France, RADVISION Japan KK in Japan, RADVISION B.V. in the Netherlands, RADVISION GmbH in Germany, RADVISION India Private Ltd. In India and RADVISION ESPAÑA, S.R.L. in Spain, all of which are primarily engaged in the sale and marketing of the Company's products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China and RADVISION Italy S.r.l. in Italy, both of which are primarily engaged in research and development and the sale and marketing of the Company's products and technology.

b.	Revenues derived from the Company's largest customer in 2008, 2009 and 2010 represented 39%, 42% and 34%, respectively, of total sales.

In April 2010, this customer acquired one of the Company's principal competitors. The Company's agreement with this customer is expected to continue through 2011. The Company anticipates that revenues from this customer will decrease significantly in 2011.

c.	1.
On February 10, 2010, the Company acquired certain assets of Aethra Video Srl and Aethra SpA of Ancona, Italy (together, "Aethra"), including certain intellectual property and technology for high definition ("HD") video conferencing endpoint systems. With this acquisition, the Company entered into the video conferencing endpoint market segment. The Company has had an original equipment manufacturer ("OEM") relationship with Aethra since 2005, through which the Company's video infrastructure products and technology have been included in Aethra video solutions, allowing Aethra to offer the market a complete end-to-end solution.  The agreements for the acquisition were incorporated into Aethra's pre-insolvency plan that was filed and admitted by the Italian court on January 25, 2010.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

The acquisition also includes the purchase of additional fixed assets and selected commercial agreements, which remains subject to the approval of the Italian court. The total transaction purchase price will be $ 9,586, which will also include the amount to be paid after the approval of the Italian court. As of December 31, 2010, the Company has paid $ 6,984 and accrued $ 1,575 which will be paid by the Company 18 months from December 31, 2009.

The total purchase price of Aethra is composed of the following:

Cash paid	$6,984
Accrued payments	1,575

Total purchase price	$8,559

2.	Purchase Price Allocation:

In accordance with ASC 805, "Business Combinations," the total purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as set forth below as of the acquisition date. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

Current assets, net	$68
Customer relationships	1,680
Technology	4,200
In-process research and development	830
Goodwill (tax deductible) *)	1,781

Total final purchase price	$8,559

*)	Allocated to the VBU segment.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

3.	Intangible assets:

In performing the purchase price allocation, the Company considered, among other factors, the intention for future use of acquired assets, analyses of historical financial performance and estimates of future performance of Aethra's products. The fair value of intangible assets was based on a valuation completed by a third party valuation firm using the income approach and estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with the Aethra acquisition:

	Fair value	Useful life

Customer relationships (1)	$1,680	4 years
Technology (2)	4,200	4 years
In-process research and development (3)	830	4 years (*)

Total intangible assets	$6,710

(*)	In May 2010, upon completion of the development stage, the Company determined the useful life to be four years.

(1)	Customer relationships represent the underlying relationships and agreements with Aethra's installed customer base and will be amortized over a period of four years using the accelerated method.

(2)
Technology represents a combination of Aethra processes, patents and trade secrets related to the design and development of its products. This proprietary know-how can be leveraged to develop new technology and improve the Company's products. The technology is amortized over a period of four years using the straight line method.

(3)
In-process research and development ("IPR&D") represents incomplete Aethra research and development projects that had not reached technological feasibility and had no alternative future use as of the date of the acquisition. Upon completion of development, the acquired IPR&D will be considered finite-lived assets and will be amortized accordingly over four years.

The total acquisition related restructuring expenses, net of $ 2,722 consisted of certain labor related liabilities of Aethra's video department employees. Under Italian law, the Company assumed certain obligations towards these employees following the acquisition of certain Aethra assets in February 2010. These employees do not provide any service to the Company. Such employees are currently subject to the Italian Cassa Integrazione Guadagni Straordinaria ("CIGS") unemployment plan. Under the CIGS plan, such employees are entitled to unemployment benefits from the Italian government and we are required to pay monthly social security payments and severance payments. Under the terms of the CIGS plan, the Company recorded a provision in a total amount of $ 2,478 (see also Note 10).

Acquisition-related costs in the amount of $ 364 consisted mainly of legal and financial advisors fees. These costs were expensed in the current period and were included in the statements of operations in the line item "acquisition-related costs."

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

The following unaudited condensed combined pro forma information for the year ended December 31, 2009, gives effect to the acquisition of certain assets of Aethra as if the acquisition had occurred on January 1, 2009. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net loss includes additional amortization of intangible assets related to the acquisition of $ 1,785 and other acquisition-related expenses of $ 3,086 in 2009. The acquisition did not have a material effect on pro forma financial data for the period from January 1, 2010 to February 10, 2010.

December 31,
2009
Unaudited

Revenues	$89,586

Net loss	$(5,937)

Basic and diluted net loss per share	$(0.30)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company's revenues are generated mainly in U.S. dollars ("dollar"). In addition, a significant portion of the costs of the Company and its subsidiaries is incurred in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, the Company's and its subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters." Amounts in currencies other than U.S. dollars have been remeasured as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date

Non monetary balances - at the exchange rates in effect as of the date of the transactions;

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

The Company accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities." Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. As of December 31, 2009 and 2010, the Company classified its marketable securities (except for auction rate securities) as held-to-maturity securities and the auction rate securities as available-for-sale.

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

On April 1, 2009, the Company adopted ASC 320, "Recognition and Presentation of Other-Than-Temporary Impairment." This guidance clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired; provides guidance as to the amount of other-than-temporary impairment recognized in earnings and other comprehensive income; and expands the disclosures required for other-than-temporary impairments for debt and equity securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis. If either of those criteria is met, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. The Company adopted this guidance on April 1, 2009, and reclassified $ 1,198 of the non-credit related portion of other-than-temporary impairment losses recognized in prior period earnings as a cumulative effect adjustment that increased retained earnings and decreased accumulated other comprehensive income at April 1, 2009. (See also Note 3b).

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in dollars and bear interest at an annual weighted average rate of 1.50% and 1.36% at December 31, 2009 and 2010, respectively. The short-term deposits are presented at their cost, including accrued interest.

g.	Inventories:

Inventories are stated at the lower of cost or market value.

Cost is determined as follows:

Raw materials - using the average cost method.

Finished products - using the average cost method.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Inventory write-offs and write-down provisions are recorded to cover risks arising from slow-moving items and/or technological obsolescence. The Company periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on an assumption of future demand and market conditions) and the age of the inventory. Based on this evaluation, provisions are made when required to write inventory down, recorded as part of cost of revenues in consolidated statement of operations. During the years ended December 31, 2008, 2009 and 2010, the Company wrote-off and wrote down slow-moving items and/or technological obsolescence in the amounts of $ 772, $ 304 and $ 350, respectively.

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

Goodwill reflects the excess of the purchase price of a business acquired over the fair value of net assets acquired. Intangible assets consist of acquired technology, distribution network, customer relationships and IPR&D.

The Company follows the provisions of ASC 350, "Intangibles - Goodwill and Other" ("ASC 350"), according to which goodwill is not amortized but instead is tested for impairment at least annually (or more frequently if impairment indicators arise) at the reporting unit level. The reporting unit is described as an operating segment as that term is used in ASC 280, "Segment Reporting" ("ASC 280"), or one level below the operating segment. The Company has allocated all of its goodwill (including goodwill recorded as part of the Aethra acquisition) to the VBU reporting unit.

ASC 350 prescribes a two-phase process for impairment testing of goodwill.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. For purpose of performing step one of the impairment test the Company estimated the fair value of the reporting unit according to the discounted cash flows (a present value technique). If the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If the carrying value is higher than the fair value, there is an indication that impairment may exist, and a second step must be completed, to compute the amount of impairment. As of December 31, 2008, 2009 and 2010, no indication of impairment was identified. As a result, step two was not required.

Intangible assets are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with ASC 350. The Company amortizes its intangible assets on a straight-line basis, except for customer relationships (see also Note 1c and Note 2j).

j.	Impairment of long-lived assets:

Long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" and ASC 205, "Presentation of Financial Statements" ("ASC 360" and "ASC 205," respectively), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. As of December 31, 2008, 2009 and 2010, no impairment losses were identified.

k.	Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company covers this liability by monthly deposits to insurance policies and by an accrual.

The value of these policies is recorded as an asset in the Company's balance sheet. The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only once an employee is entitled to severance pay pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance pay expense for the years ended December 31, 2008, 2009 and 2010 amounted to approximately $ 1,933, $ 1,182 and $ 1,497, respectively.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Derivative instruments:

ASC 815, "Derivatives and Hedging" ("ASC 815"), requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheet at fair value.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings or losses during the period of change.

The Company entered into derivative instrument arrangements to hedge a portion of its anticipated New Israeli Shekel ("NIS") payroll payments. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are highly effective. The Company measures the fair value of the contracts in accordance with ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820") at Level 2. As of December 31, 2010, the Company had outstanding forward exchange contracts for the acquisition of NIS 89.2 million in consideration for $ 24,600 maturing in a period of up to one year. As of December 31, 2010, the Company recorded accumulated unrealized gain in accumulated other comprehensive income (loss) in the amount of $ 479 from its forward contracts with respect to anticipated payroll payments expected in 2011. Such amount is expected to be recorded in earnings in 2011.

For the years ended December 31, 2008, 2009 and 2010, the Company recognized earnings of $ 208, a loss of $ 155 and earnings of $ 389, respectively, as a result of these hedging activities. These hedge activities were recorded as part of cost of revenues, research and development, selling and marketing and general and administrative expenses in accordance with the classifications of payroll expenses as part of the consolidated statements of operations.

For the year ended December 31, 2010, the Company recorded a loss of $ 75 due to ineffectiveness of payroll hedging activities in financial income, net.

m.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from: 1) sales of videoconferencing products, or VBU products; 2) licensing the rights to use their software products and royalty income, or TBU products; 3) maintenance and support, and 4) professional services. The Company and its subsidiaries sell their VBU products mainly through original equipment manufacturers, system integrators and value added resellers, all of whom are considered end-users.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from multiple element arrangements:

The Company accounts for its product and software licensing sales in accordance with ASC 985-605, "Software Revenue Recognition." ASC 985-605 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. In addition, according to ASC 985-605, revenues should be allocated to the different elements in the arrangement under the "residual method" when vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (usually maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software products) when all other criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element.

The VSOE of fair value of the maintenance and support services is determined based on the price charged when sold separately (i.e. when renewed) and based on management's estimations.

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

Maintenance and support revenue included is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

Certain royalty agreements provide for per unit royalties to be paid to the Company based on the shipments by customers of units containing the Company's products. Revenues under such agreements are recognized at the time of delivery by customers, as they are reported to the Company by these customers, and when collectability is probable. Non-refundable payments on account of future royalties where no future obligation exists are recognized upon the signing of such arrangement and if collectability is probable.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from software licenses and sale of products that require significant customization, integration and installation are recognized based on ASC 605-35, "Construction-Type and Production-Type Contracts," according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the "Output Method", upon completion of milestones, and when collectability is probable. After delivery of milestones, if uncertainty exists about customer acceptance, revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2009 and December 31, 2010, no such estimated losses were identified.

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

The Company and its subsidiaries generally do not grant a right of return to their customers. In accordance with ASC 605, "Revenue Recognition," the Company records a provision for estimated product returns at the time product revenues are recognized based on the Company's historical experience. As of December 31, 2009 and 2010, the Company had a provision for product returns in the amount of $ 233 and $ 255, respectively.

n.	Research and development costs:

Research and development costs are charged to the statements of operations as incurred. ASC 985, "Software", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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

The Company utilizes the liability method of accounting for income taxes as set forth in ASC 740, "Income Taxes." Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that the deferred tax assets will not be realized.

The Company applies ASC 740-10-55. ASC 740-10-55 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

p.	Fair value of financial instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, short-term bank deposits, accounts receivable, trade payables and accrued expenses and other accounts payables, approximate fair value because of their generally short maturities.

The fair value of foreign currency contracts, (used for hedging purposes) (see 1 above) is estimated by obtaining current quotes from banks.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

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

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Warranty:

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

Liability for warranty expense is included in "Accrued expenses and other accounts payable" in the accompanying consolidated balance sheets. The roll forward of the liability for 2009 and 2010 was as follows:

	December 31,
	2009	2010

Balance, beginning of year	$469	$520
Additions to the accrual - costs of product revenue	536	865
Usage	(485)	(686)

Balance, end of year	$520	$699

r.	Accounting for stock-based compensation:

The Company applies ASC 718, "Compensation - Stock Compensation" ("ASC 718"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors to be based on estimated fair values.

ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations.

The Company estimates option values using the Black-Scholes-Merton option pricing model that uses the weighted average assumptions noted in the table below. Expected volatility was calculated based upon actual historical stock price movements over a period equal to the expected term of the options. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The Company derived the expected term assumption based on the provisions of SAB 110, which states that a company will determine its expected terms according to its historical exercise data for share option grants with sufficient exercise experience, except for options which were re-priced, for which the expected term of the options before the re-pricing was calculated using the binomial method.

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

The fair value of the options granted in 2008, 2009 and 2010 was estimated at the date of grant with the following weighted average assumptions:

	Year ended December 31,
	2008	2009	2010

Risk free interest rate	3.06%	1.76%	1.39%
Dividend yields	0%	0%	0%
Volatility	39.2%	45.6%	49.5%
Expected life (years)	3.37	3.55	4.13

The Company applies ASC 718 and ASC 505-50 with respect to options issued to non-employees which requires the use of option valuation models to measure the fair value of the options at the measurement date.

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

The marketable securities of the Company include investments in debentures of corporations, state and political subdivisions and auction rates securities. The Company's investment policy, approved by the Board of Directors, limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The trade receivables of the Company and its subsidiaries are derived from sales to organizations located mainly in North America, Europe, the Far East and Israel. The Company and its subsidiaries perform ongoing credit evaluations of their customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection. In certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral or additional guarantees. When uncertainty of collectability exists, the Company and its subsidiaries defer revenues until collection.

t.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during the year. Diluted net loss per share also includes the effect of dilutive stock options outstanding during the year, all in accordance with ASC 260, "Earning per Share."

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net loss per share, since they would have an anti-dilutive effect, was 3,166,341 shares, 2,734,953 shares and 2,933,240 shares for 2008, 2009 and 2010, respectively.

u.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income" ("ASC 220"). ASC 220 establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders.

The Company determined that its items of comprehensive income (loss) relate to unrealized gains and losses on hedging derivative instruments and unrealized gains and losses on available-for-sale securities.

v.	Treasury shares:

The Company repurchases its Ordinary shares from time to time in the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction in shareholders' equity.

When treasury shares are reissued, the Company accounts for the re-issuance in accordance with ASC 505-30, "Treasury Stock" and charges the excess of the purchase cost over the re-issuance price (loss) to retained earnings. The purchase cost is calculated based on the weighted average method. In the event that the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Recently issued accounting pronouncements:

In October 2009, the FASB issued ASU No. 2009-13, "Multiple-Deliverable Revenue Arrangements (amendments to ASC Topic 605, Revenue Recognition)" ("ASU 2009-13"), and ASU No. 2009-14, "Certain Arrangements That Include Software Elements (amendments to ASC Topic 985, Software)" ("ASU 2009-14"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. As a result of the amendments included in ASU 2009-14, many tangible products and services that rely on software will be accounted for under the multiple-element arrangements revenue recognition guidance rather than under the software revenue recognition guidance. ASU 2009-14 also provides guidance on how to allocate transaction consideration when an arrangement contains both deliverables within the scope of software revenue guidance (software deliverables) and deliverables not within the scope of that guidance (non-software deliverables). ASU 2009-13 and ASU 2009-14 are to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company adopted both standards for the fiscal year beginning January 1, 2011. The Company believes that the adoption of these amendments will not have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, which amends ASC Topic 820-10, "Fair Value Measurements and Disclosures - Overall" ("ASC 820-10"). The update requires a gross presentation of activities within the Level 3 roll-forward and adds a new requirement to disclose transfers in and out of Level 1 and 2 measurements. The update further clarifies the existing disclosure requirements regarding: i) the level of disaggregation of fair value measurements; and ii) the disclosures regarding inputs and valuation techniques. The update was effective for the Company's fiscal year beginning January 1, 2010 except for the gross presentation of the Level 3 roll-forward information, which is effective for the Company's fiscal year beginning January 1, 2011. The principal impact from this update will be expanded disclosures regarding the Company's fair value measurements.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2010, the FASB issued ASU No. 2010-29 which amends ASC Topic 805, "Business Combinations" ("ASC 805"). The update requires the disclosure of pro forma information for business combinations. The amendment is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 (early adoption is permitted). The amendment clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The amendment also improves the usefulness of the pro forma revenue and earnings disclosures by requiring a description of the nature and amount of material, nonrecurring pro forma adjustments that are directly attributable to the business combination. The Company believes that the adoption of the amendment will not have a material impact on its consolidated financial statements.

In April 2010, the EITF issued ASU 2010-13, an amendment to ASC No. 718 "Compensation - Stock Compensation." The ASU clarifies employee stock options that have exercise prices denominated in the currency of any market in which a substantial portion of the entity's equity securities trade. These should be classified as equity, assuming all other criteria for equity classification are met. The amendments in the ASU do not contain any disclosure requirements incremental to those required by ASC 718. The guidance is effective for the Company's fiscal year beginning January 1, 2011. The adoption of the new guidance will not have a material impact on the Company's consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, an amendment to certain recognition and disclosure requirements of "Subsequent Events" codified in ASC 855, "Subsequent Events." This update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." The guidance is effective for the Company's fiscal year ending after June 15, 2010.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES

a.	Held-to-maturity securities:

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2009				2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Debt investments of the states	$640	$-	$(1)	$639	$961	$4	$-	$965
Corporate debentures	4,073	-	(66)	4,007	13,936	18	(111)	13,843

	$4,713	$-	$(67)	$4,646	$14,897	$22	$(111)	$14,808

Marketable securities with contractual maturities of more than one year are as follows:

	December 31,
	2009				2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Aggregate fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Aggregate fair value

Debt investments of the states	$8,244	$-	$(64)	$8,180	$12,599	$1	$(174)	$12,426
Corporate debentures	16,079	132	(115)	16,096	22,025	59	(166)	21,918

	$24,323	$132	$(179)	$24,276	$34,624	$60	$(340)	$34,344

The unrealized losses in the Company's investments in debt instruments of states and corporate debentures were caused mainly by market interest rate changes. It is expected that the securities will not be settled at a price less than the amortized cost of the Company's investment. Based on the Company's intention and ability to hold these investments until maturity, the securities were not considered to be other-than-temporarily impaired at December 31, 2009 and 2010.

b.	Available-for-sale marketable securities:

Auction rate securities:

The following table represents other-than-temporary impairment recognized in other comprehensive income:

	December 31,
	2009				2010
	Cost	Gross unrealized gains	Gross unrealized losses	Aggregate fair value	Cost	Gross unrealized gains	Gross unrealized losses	Aggregate fair value

Available-for-sale securities	$1,182	$194	$-	$1,376	$876	$452	$(9)	$1,319

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

The following table presents a cumulative roll forward of credit losses recognized in earnings as of December 31, 2010:

Credit loss

Balance as of April 1, 2009	$827
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	296

Balance as of December 31, 2009	1,123
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	306

Total for the year ended December 31, 2010	$1,429

The remaining contractual life of the auction rate securities is greater than ten years.

The Company's auction-rate securities, which have experienced a lack of liquidity and therefore do not have an active market of observable prices, are measured separately at fair value, which is determined using a valuation model. The valuation model relies on, among others things: (i) the underlying structure of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect the uncertainty of current market conditions; (iii) consideration of the probabilities of default, auction failure or repurchase at par for each period; (iv) assessments of counterparty credit quality; (v) estimates of recovery rates in the event of default for each security; and (vi) overall capital market liquidity. These estimated fair values are subject to uncertainties that are difficult to predict.

NOTE 4:-	DERIVATIVE INSTRUMENTS

Effective January 1, 2009, the Company adopted the disclosure requirements of ASC 815-10-15. The Standard requires additional disclosures about the Company's objectives and strategies for using derivative instruments, the accounting for the derivatives investments and the related hedged items and the effect of derivative instruments and related hedged items on the financial statements. The Company's risk management strategy includes the use of derivative instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes. The Company designated its derivatives as cash flow hedges. The Company recognizes all derivatives in the consolidated balance sheets at fair value. The Company enters into derivative contracts with major financial institutions in order to mitigate the credit risk in these transactions.

These contracts do not contain any credit-risk related contingent features. See Note 5 for information on the fair value of these contracts.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	DERIVATIVE INSTRUMENTS (Cont.)

Cash flow hedges:

To protect against the increase in value of forecasted foreign currency cash flows resulting from salaries denominated in NIS during the year, the Company has instituted a foreign currency cash flow hedging program.

The Company hedges most of the anticipated payroll payments of its Israeli employees denominated in NIS for a period of one to 12 months with forward contracts. Accordingly, when the dollar appreciates against the NIS, the decline in present value of future foreign currency is offset by losses in the fair value of the hedging contracts. Conversely, when the dollar weakens, the increase in the present value of future foreign currency cash flows is offset by gains in the fair value of the hedging contracts.

These forward contracts are designated as cash flow hedges, and are all effective as hedges of these expenses. Accordingly, for derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change.

Net unrealized gains on cash flow hedges as of December 31, 2009	$162
Changes associated with hedging transactions	479
Reclassification into earnings	(162)

Net unrealized gains on cash flow hedges as of December 31, 2010	$479

NOTE 5:-	FAIR VALUE MEASUREMENTS

The Company measures its auction rate securities and foreign currency derivative contracts at fair value. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

Investments in auction rate securities are classified within Level 3 because they are valued using valuation techniques. The Company values the Level 3 investments based on an externally developed valuation by an independent valuation firm using discounted cash flow model, whose inputs include interest rate curves, credit spreads, bond prices, volatilities and illiquidity considerations. Unobservable inputs used in these models are significant to the fair value of the investments.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of December 31, 2009 and 2010, respectively:

	As of December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Auction rate securities	$-	$-	$1,376	$1,376
Foreign currency derivative contracts	-	162	-	162

Total financial assets	$-	$162	$1,376	$1,538

	As of December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Auction rate securities	$-	$-	$1,319	$1,319
Foreign currency derivative contracts	-	479	-	479

Total financial assets	$-	$479	$1,319	$1,798

For the years ended December 31, 2009 and 2010 there has been no change in the above items' Level classification.

The following table presents the changes in the fair value measurements that are using significant unobservable inputs (Level 3 instruments measured on a recurring basis) for the years ended December 31, 2009 and 2010. The Company's Level 3 instruments consist of auction rate securities (see Note 3b).

Fair value measurements using significant unobservable inputs (Level 3):

	December 31,
	2009	2010

Opening balance	$1,740	$1,376
Unrealized losses included in earnings (other-than-temporary impairment)	(554)	(306)
Unrealized gain from available-for-sale marketable securities	194	249
Accrued interest	(4)	-

Closing balance	$1,376	$1,319

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2009	2010

Government authorities	$2,170	$2,853
Prepaid expenses and other short-term assets	2,460	3,067
Employees	173	233
Deferred taxes	749	930

	$5,552	$7,083

NOTE 7:-	INVENTORIES

Inventories are composed of the following:

	December 31,
	2009	2010

Raw materials	$106	$377
Finished products	874	2,179

	$980	$2,556

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2009	2010
Cost:

Computers and peripheral equipment	$17,870	$20,433
Office furniture and equipment	2,672	2,875
Motor vehicles	22	22
Leasehold improvements	2,371	2,468

	22,935	25,798

Less - accumulated depreciation	18,286	21,225

Depreciated cost	$4,649	$4,573

Depreciation expenses for the years ended December 31, 2008, 2009 and 2010 amounted to $ 2,834, $ 2,881 and $ 2,939, respectively.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill as of December 31, 2009 and 2010 are as follows:

	December 31,
	2009	2010

Goodwill at the beginning of the year	$2,966	$2,966
Acquisition of certain assets of Aethra	-	1,781

Goodwill at the end of the year	$2,966	$4,747

b.	The following table shows the Company's intangible assets for the periods presented:

	December 31,
	2009	2010
Cost:
Technology	$3,958	$8,158
In-process research and development	-	830
Customer relationships and distribution networks	1,075	2,755

	5,033	11,743
Less - accumulated amortization	5,033	6,818

Amortized cost	$-	$4,925

Intangible assets resulted from the acquisitions of Aethra in 2010 (see Note 1c), First Virtual Communications, Inc. in 2005 and VisioNex in 2004.

c.	Amortization expenses amounted to $ 1,090 for the year ended December 31, 2008, $ 272 for the year ended December 31, 2009 and $ 1,785 for the year ended December 31, 2010.

The estimated future amortization expense of other intangible assets as of December 31, 2010 is as follows:

2011	$1,762
2012	1,535
2013	1,410
2014	218

$4,925

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2009	2010

Payroll and related accruals	$3,017	$3,571
Accrued expenses	7,227	8,862
Government authorities and other	434	1,380
Contingent liability	1,468	1,191
Restructuring accrual (Note 1c)	-	2,478
Accrued payments (Note 1c)	-	1,575

	$12,146	$19,057

NOTE 11:-	COMMITMENTS AND CONTINGENCIES

a.
The Company received participation payments from the Israel U.S. Binational Industrial Research and Development Foundation ("BIRD-F") in the total amount of approximately $ 188. In return for the participation, the Company is committed to pay royalties at a rate of 2.5% of proceeds from the first year's sales and 5% of the proceeds from the succeeding years' sales, up to the amount of the grant. Once the amount of the grant has been repaid, royalties will be payable at the rate of 2.5% of proceeds, until royalties equal to one half of the grant amount have been repaid. The Company's total commitment for royalties payable with respect to future sales, based on BIRD-F participations received, net of royalties paid or accrued, totaled approximately $ 282 as of December 31, 2009 and 2010. During the years ended December 31, 2008, 2009 and 2010, the Company did not pay or accrue royalties to the BIRD-F.

b.
The Company and its subsidiaries lease premises in Israel, the United States, China, Japan, the United Kingdom, France, Korea, Italy, Singapore, India and Hong Kong. The leases expire through March 2016 (some with renewal options). The Company also leases its motor vehicles under operating lease agreements that expire on various dates, the last of which is in 2013.

Annual minimum future lease payments due under the above agreements, at the exchange rate in effect on December 31, 2010, are approximately as follows:

2011	$4,528
2012	3,635
2013	2,813
2014	2,652
2015 and thereafter	1,521

$15,149

For the years ended December 31, 2008, 2009 and 2010, rent expenses and motor vehicle lease expenses were $ 5,612, $ 5,099 and $ 4,898, respectively.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	COMMITMENTS AND CONTINGENCIES (Cont.)

c.
The Company obtained bank guarantees in the amount of $ 517 and $ 416, as of December 31, 2009 and 2010, respectively in connection with securing its office lease in Israel, in connection with custom tax payments and in connection with projects. In addition, the Company obtained $ 1,575 of bank guarantees as part of the Aethra acquisition (see also Note 1c).

d.
The Company is committed to pay royalties to several third parties for the integration of these third parties' technologies into the Company's products. Royalties are generally payable based on the sales volume of these products as long as the Company uses these technologies.

The rates for the royalties to the third parties are based on an amount per product sold by the Company. The agreements pursuant to which the royalties are payable have no expiration dates.

The Company expensed royalties in the amount of $ 264, $ 224 and $ 216 in the years ended December 31, 2008, 2009 and 2010, respectively, in cost of revenues.

e.
In 2003, a third party sent correspondence to the Company alleging that some products manufactured by the Company infringe upon patents held by this third party and offered to license these patents to the Company. Subsequent correspondence was exchanged during 2004, in which additional requests were made by this third party.

As of December 31, 2010, the Company has a provision of $ 1,191, which it believes covers the probable loss from such allegations.

f.
During April 2009, the Company received a letter from one of its resellers, in which the reseller raised certain claims that the Company caused it damages due to, among other things, the cessation of the development of one of the Company’s products. In March, 2010 the reseller filed a claim against the Company in Germany and the court subsequently rendered a decision in the Company's favor. As of December 31, 2010, the period for filling an appeal has passed and no appeal was filed and therefore the Company reversed the provision it previously made. The Company has since received a letter from Israeli counsel to the reseller in which certain allegations and threats of potential litigation in Israel were made against the Company.

g.
In September, 2010, the Company received a letter from a shareholder, addressed to the Chairman of its Board of Directors, in which certain allegations were made with respect to certain actions and alleged inactions of the Company, its directors and executive officers in connection with the self tender offer that the Company completed in September 2010.  The Company has responded to the shareholder refuting all claims and denying any wrongdoings.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENCIES (Cont.)

h.
In December 2010, the Company received notice of a claim filed against Radvision Inc. by Nortel Networks Inc. and its affiliates and successors in the United States Bankruptcy Court for the district of Delaware.  The plaintiffs are seeking the return of alleged preferential payments by the defendant and to disallow claims relating to amounts paid and claims available to the defendant pursuant to the bankruptcy proceedings to which the plaintiff was subject in the nominal amount of approximately US$137 for licensing fees during the second quarter of 2008. The Company is currently negotiating a potential settlement of this claim with the plaintiffs. The Company believes that this matter will not have a material adverse effect on its financial position.

i.
The Company is periodically a party to routine litigation incidental to its business. The Company does not believe that it is a party to any pending legal proceeding that is likely to have a material adverse effect on its business, financial condition or results of operations.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	The Ordinary shares of the Company are traded on the NASDAQ Global Select Market and on the Tel-Aviv Stock Exchange.

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

In July 2007, the Company's Board of Directors authorized the purchase of up to additional $ 30,000 of its outstanding Ordinary shares in the open market, from time to time, at prevailing market prices. No time limit was given with respect to the duration of the share purchase program. As of December 31, 2010, the Company had repurchased 3,160,222 Ordinary shares under the program for total consideration of $ 23,446, or an average price of $ 7.42 per share.

On September 7, 2010, the Company completed a self tender offer to purchase 5% of its voting power or 976,906 of the Ordinary shares for a total consideration of approximately $ 7,131 at a price of $ 7.30 per share.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

In 2008, 2009 and 2010, the Company issued 5,000 shares, 81,500 shares and 33,475 shares, respectively, of the repurchased shares upon the exercise of employee stock options. The excess of the purchase price of the shares over their aggregate re-issuance price in the amount of $ 38, $ 458 and $ 162 was charged as a reduction to retained earnings for the years ended December 31, 2008, 2009 and 2010, respectively.

c.
On November 25, 2008, the Company commenced a tender offer to eligible employees (other than its directors, Chief Executive Officer, Chief Financial Officer, president and senior officers who report to the Chief Executive Officer) to exchange outstanding options to purchase Ordinary shares issued under the Company's 2000 Employee Stock Option Plan ("the 2000 Plan") having an exercise price of $ 7.50 or more per share, for replacement options issued under the 2000 Plan that entitle the holder to purchase the same number of the Company's Ordinary shares at an exercise price equal to the greater of: (i) $ 7.50 per share, and (ii) the per share closing price of the Ordinary shares on the NASDAQ Global Market on the date the replacements options are granted.  Pursuant to the exchange offer that expired on December 24, 2008, the Company accepted for exchange eligible options to purchase an aggregate of 1,276,950 Ordinary shares, with exercise prices ranging from $ 7.80-$ 28.0 per share, that had been granted under the 2000 Plan and granted new options to purchase an aggregate of 1,276,950 Ordinary shares, with an exercise price of $ 7.50 per share, under the 2000 Plan.  The new options will vest over a period of up to four years and nine months in accordance with the vesting schedule described in the tender offer documents. The contractual term of the new options are six years except for cases when the original contractual term should be completed before the modified one.

The Company accounted for the exchange of options as a modification. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. The calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. That is, the original (pre-modification) option will be valued based on current assumptions, without regard to the assumptions made on the grant date. The modification date was considered to be December 24, 2008. As a result of the modification, the Company recorded incremental compensation cost of $ 581 to be recognized over the new service period beginning on the modification date. The unrecognized compensation cost remaining from the original grant date valuation is recognized over the remainder of the original requisite period. In its financial statements as of December 31, 2008, 2009 and 2010, the Company included an additional expense of $ 5, $ 142 and $ 140, respectively, with respect to this transaction.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

d.
According to regulations adopted under the Israeli Companies Law, the terms of compensation of an outside director must be set and agreed to prior to the commencement of each three-year term of service of an outside director and may not be modified during the three year term other than to conform to the terms of a newly appointed outside director. During the second quarter of 2008, after receiving an opinion from the Company's legal advisors, the Company's Board of Directors cancelled options to purchase 117,500 Ordinary shares granted to two of its outside directors, due to certain terms of the aforementioned regulations which were not met. In the third quarter of 2008, the Company granted to each of its outside directors options to purchase 30,000 Ordinary shares, or in the aggregate options to purchase 90,000 Ordinary shares, exercisable at $ 6.78 per share. Options to purchase 60,000 Ordinary shares vested quarterly over three years, commencing May 14, 2006 (the date of the appointment of two of the directors as outside directors), and options to purchase 30,000 Ordinary shares vest quarterly over three years commencing September 24, 2008. The options are exercisable within 12 months after termination or resignation as a director of the Company.  According to ASC 718, the option exchange was treated as a cancellation of the options and a grant of new options. Accordingly, in the financial statements for the year ended December 31, 2008, the Company recognized all the remaining compensation cost in the amount of $ 309 due to the cancellation of options. The fair value of the new options granted in the amount of $ 184 is recognized over the remaining vesting period. In 2008, 2009 and 2010, $ 111, $ 38 and $ 20 in compensation costs were recognized, respectively.

e.
At the annual general meeting of shareholders held in October 2009, the Company's shareholders resolved to modify the terms of options granted to the Company's directors for his/her service in such capacity, such that the exercise period of such options (including previously granted options), be extended from 12 months to 18 months after a director's resignation from or termination of office. As a result of this modification, the Company recorded immaterial compensation expenses.

f.
The Company currently has one employee option plan, which provides for the grant by the Company of options to purchase up to an aggregate of 7,996,316 Ordinary shares to officers, employees, directors and consultants of the Company and its subsidiaries at an exercise price equal to at least the fair market value at the date of grant. The options vest ratably over vesting periods of approximately four years. The options expire six to ten years from the date of grant.

As of December 31, 2010, 670,770 Ordinary shares are available for future issuance under the option plan. Options that are cancelled or forfeited become available for future grant.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of option activity during the year ended December 31, 2010 is summarized as follows:

	Year ended December 31, 2010
	Amount	Weighted average exercise price	Weighted remaining contractual life (years)	Aggregate intrinsic value

Options outstanding at beginning of year	3,394,896	$9.18	4.39	$520
Granted	826,800	$6.37
Exercised	(33,475)	$5.77
Forfeited	(461,941)	$8.71

Options outstanding at end of year	3,726,280	$8.64	3.93	$6,509

Vested and expected to vest at end of year	2,920,633	$9.14	3.82	$4,749

Options exercisable at end of year	1,748,368	$10.56	3.59	$2,264

The total compensation cost related to options granted to employees under the Company's share-based compensation plan recognized for the years ended December 31 2008, 2009 and 2010 amounted to $ 5,416, $ 4,324 and $ 2,626, respectively, net of estimated forfeitures. The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010, was $ 8, $ 60 and $ 35, respectively. As of December 31, 2010, there was $ 2,830 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's option plan. That cost is expected to be recognized over a weighted-average period of 2.33 years.

All options were granted at an exercise price that was equal to the market price of the Ordinary shares at the date of grant. The weighted average grant date fair values of options granted during the years ended December 31, 2008, 2009 and 2010 were as follows:

Year ended December 31,
2008		2009		2010
Options	Weighted average fair value	Options	Weighted average fair value	Options	Weighted average fair value

551,000	$2.01	746,300	$2.21	826,800	$2.57

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

g.
In April 2010, the Company granted 50,000 options to non-employee consultants. The options vest over two years. The fair value of the options was estimated using a Black-Sholes option-pricing model with the following assumptions for 2010: risk free interest rates of 0.42%-0.61%, dividend yield of 0% and volatility of 50.7%-57.8%.

Compensation expense of $ 119 was recognized for the year ended December 31, 2010, in accordance with accelerated method.

h.
In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax exempt earnings (see Note 16).

NOTE 13:-	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2008	2009	2010

Numerator:
Net loss	$(12,940)	$(774)	$(3,424)

Denominator:
Weighted average number of Ordinary shares outstanding during the year, used to compute basic net loss per share	20,471,648	19,474,165	19,221,050
Incremental shares attributable to exercise of outstanding options (assuming proceeds would be used to purchase treasury stock)	(* )	(* )	(* )
Weighted average number of Ordinary shares used to compute diluted net loss per share	20,471,648	19,474,165	19,221,050

Basic net loss per Ordinary share	$(0.63)	$(0.04)	$(0.18)

Diluted net loss per Ordinary share	$(0.63)	$(0.04)	$(0.18)

(*)	Anti dilutive.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION

a.	The Company operates under two reportable segments: the TBU and the VBU.

The TBU is responsible for the development of enabling technologies for real-time voice and video over IP. The VBU is responsible for the development of videoconferencing solutions, including video network infrastructure, desktop and conference room endpoint products and management software. There are no significant transactions between the two segments.

The Company evaluates segment performance based on revenues and operating income (loss) of each segment.

The Company's reportable operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities. The Company's chief operating decision maker, who is the Company's Chief Executive Officer, evaluates the performance of the Company's segments based on revenues and expenses, which do not include stock-based compensation.

Allocation of general and administrative costs is based on the number of employees assigned to the specific segment during the year.

b.	The following is information about reported segment gains and losses:

	VBU	TBU	Total
2008
Total revenues	$64,379	$20,368	$84,747
Expenses	75,777	18,753	94,530

Segment income (loss)	$(11,398)	$1,615	(9,783)
Stock-based compensation			(5,416)
Financial income			2,539

Loss before taxes on income			(12,660)
Taxes on income			280

Net loss			$(12,940)

Depreciation and amortization	$3,506	$418	$3,924

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION (Cont.)

	VBU	TBU	Total
2009
Total revenues	$62,584	$18,414	$80,998
Expenses	57,834	15,263	73,097

Segment income (	$4,750	$3,151	7,901
Acquisition-related costs			(580)
Stock-based compensation			(4,324)
Financial income			1,719

Income before taxes on income			4,716
Taxes on income			5,490

Net loss			$(774)

Depreciation and amortization	$2,746	$407	$3,153

	VBU	TBU	Total
2010
Total revenues	$79,255	$15,984	$95,239
Expenses	75,807	16,558	92,365

Segment income (loss)	$3,448	$(574)	2,874
Acquisition-related restructuring expenses			(2,722)
Acquisition-related costs			(364)
Stock-based compensation			(2,626)
Financial income			1,000

Loss before taxes on income			(1,838)
Taxes on income			1,586

Net loss			$(3,424)

Depreciation and amortization	$4,340	$384	$4,724

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION (Cont.)

c.	Summary information about geographic areas:

The Company markets and sells both of its product lines in the United States and other regions through its sales personnel, resellers and distributors.

The following represents total revenues for the years ended December 31, 2008, 2009 and 2010, and long-lived assets as of December 31, 2008, 2009 and 2010, according to their geographic location:

	2008		2009		2010
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

The Americas	$52,010	$725	$50,610	$592	$49,702	$432
Europe and Africa	15,579	140	11,590	144	21,472	660
Far East	15,723	480	16,042	514	22,076	368
Israel	1,435	7,321	2,756	6,365	1,989	12,785

	$84,747	$8,666	$80,998	$7,615	$95,239	$14,245

d.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

NOTE 15:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.	Balances with related parties:

	December 31,
	2009	2010

Trade receivables	$-	$8

Trade payables	$192	$89

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

b.	Transactions with related parties:

	Year ended December 31,
	2008	2009	2010

Revenues (1)	$184	$526	$277

Cost of revenues (3)	$14	$11	$15

Research and development expenses (2)	$84	$66	$77

Marketing, selling, general and administrative expenses (2)	$459	$336	$467

Purchase of property and equipment (4)	$344	$329	$368

(1)	Includes revenues from the Company's products and maintenance sold to companies held by principal shareholders ("affiliated companies").

(2)	Includes administrative services provided to the Company by affiliated companies that the Company reimburses for the costs incurred in providing these services.

(3)	Includes the purchase of components from affiliated companies.

(4)	Includes property and equipment that were purchased from affiliated companies.

NOTE 16:-	TAXES ON INCOME

a.	A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits as of January 1 ,2010	$1,129
Interest	50

Gross unrecognized tax benefits as of December 31 ,2010	$1,179

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by tax authorities throughout the world, including such major jurisdictions as Israel and the United States. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2004 and is no longer subject to Israeli examinations for years prior to 2005.

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	TAXES ON INCOME (Cont.)

b.	Israeli corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 27%, 26% and 25% in 2008, 2009 and 2010, respectively.

In July 2009, the Israeli Parliament passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

c.	Tax benefits under the Law for the Encouragement of Capital Investment, 1959 ("the Law"):

The Investment Law, prior to its amendment in April 2005, authorized the Israeli Investment Center to grant approved enterprise status ("Approved Enterprise") to capital investments in production facilities that meet certain relevant criteria specified by the law and the regulations specified thereafter. The tax benefits derived from any Approved Enterprise relate only to taxable income attributable to the specific program of investment to which the status was granted by the Investment Center.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") that significantly changed the provisions of the Investment Law. The Amendment revised the criteria for investment programs qualified to receive tax benefits, which, if qualified, are referred to as a "Beneficiary Enterprise" (rather than the previous terminology of "Approved Enterprise"). The Amendment generally requires that at least 25% of the Beneficiary Enterprise's income be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any letter of approval already granted to an Approved Enterprise will remain subject to the provisions of the law as they were on the date of such approval.

The Company has one capital investment program that has been granted Approved Enterprise status under the Investment Law ("the Approved programs") and two additional programs that qualify as Beneficiary Enterprises pursuant to the Amendment ("the Beneficiary programs"). One of the Beneficiary programs was converted from a previously Approved Enterprise program pursuant to the approval of the Israel Tax Authority that the Company received in October 2007. Pursuant to the Beneficiary and Approved programs, the Company is entitled to a tax benefit period of seven to 10 years on income derived from these programs, as follows: a full income tax exemption for the first two years and a reduced income tax rate of 10%-25% (instead of the regular rate of 27% 26% and 25% in 2008 2009 and 2010, respectively) for the remaining five to eight years depending on the level of foreign ownership of the Company.

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

As of December 31, 2010, approximately $ 9,800 out of the Company's retained earnings are tax-exempt earnings attributable to its Approved Enterprise program and $ 12,700 are tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefits track (as of December 31, 2010, this tax rate is 20%). According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (and not upon complete liquidation, where the tax liability will be incurred by the shareholders). As of December 31, 2010, if the income attributed to the Approved Enterprise was distributed as a dividend, the Company would incur a tax liability of approximately $ 2,450 at a rate of 20%, while if income attributed to the Beneficiary Enterprise was distributed as dividend, including upon liquidation, the Company would incur a tax liability in the amount of $ 3,193, also at a rate of 20%.

These amounts will be recorded as an income tax expense in the period in which the Company will declare the dividend or liquidates.

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

By virtue of the Law, the Company is entitled to claim accelerated depreciation on equipment used by the Approved Enterprises during five tax years. The Company chose not to utilize this benefit in 2010. Income from sources other than the Approved and Beneficiary Enterprises during the benefit period will be subject to tax at Israel's regular corporate tax rate.

In December 2010, the Israeli Parliament passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law, effective as of January 1, 2011. According to the amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to all of the income of an approved or beneficiary enterprise. Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates that are: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%. The Company is examining the possible effect of the amendment on the financial statements, if at all, and at this time has not yet decided whether to apply the amendment.

Dividends distributed from taxable income derived from an Approved Enterprise or Beneficiary Enterprise during the applicable benefits period would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company. While the Company may incur additional corporate tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Beneficiary Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under the transitional provisions of the 2011 Amendment, the Company may elect whether to irrevocably implement the 2011 Amendment with respect to its existing Approved and Beneficiary Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or may continue to implement the legislation prior to the 2011 Amendment during the next years.

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

e.
The Company's U.S. subsidiary's carryforward tax losses through December 31, 2010, amounted to approximately $ 6,806. These losses may be offset against any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2020 through 2026. Considering the Company's income projections, management concluded based on the weight of available evidence that it is more likely than not that the deferred tax asset associated with the net operating loss carryforward and the other deferred tax items will be partially utilized in coming years. See also f below for the deferred taxes and valuation allowance recorded in respect of carryforward losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of carryforward tax losses and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2009	2010

Net operating loss carryforwards	$1,804	$1,057
Reserves and allowances	1,235	1,948
Compensation cost	1,326	1,756
Intangible assets	138	135
Research and development expenses	5,484	5,059

Net deferred tax asset before valuation allowance	9,987	9,955
Valuation allowance	(7,705)	(7,537)

	$2,282	$2,418

Domestic:
Current deferred tax asset, net	$562	$482
Non-current deferred tax asset, net	818	746

	1,380	1,228

Foreign:
Current deferred tax asset, net	187	448
Non-current deferred tax asset, net	715	742

	902	$1,190

	$2,282	$2,418

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	TAXES ON INCOME (Cont.)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the period in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance amounting to $ 7,705 and $ 7,537 as of December 31, 2009 and 2010, respectively.

g.	The Company's total income (loss) before provision for income taxes is as follows:

	Year ended December 31,
	2008	2009	2010

Domestic (Israel)	$(13,738)	$3,681	$(3,711)
Foreign	1,078	1,035	1,873

	$(12,660)	$4,716	$(1,838)

h.	The tax benefits (expenses) are comprised as follows:

	Year ended December 31,
	2008	2009	2010

Domestic (Israel):

Deferred taxes	$475	$(2,594)	$(152)
Prior years taxes	(306)	(365)	(451)

Total domestic	169	(2,959)	(603)

Foreign:

Current taxes	(690)	(719)	(1,190)
Deferred taxes	292	(1,812)	288
Prior years taxes	(51)	-	(81)

Total foreign	(449)	(2,531)	(983)

	$(280)	$(5,490)	$(1,586)

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME (Cont.)

i.
A reconciliation between the theoretical tax income, assuming all income is taxed at the statutory tax rate applicable to the income of the Company, and the actual tax income, as reported in the statements of operations, is as follows:

	Year ended December 31,
	2008	2009	2010

Income (loss) before taxes on income	$(12,660)	$4,716	$(1,838)

Theoretical tax expense (benefit) computed at the statutory rate *)	$(3,343)	$1,309	$(291)
Change in valuation allowance, net	(95)	7,600	329
Tax exempt or reduced tax on (income) loss due to approved enterprise status	1,760	(5,138)	(730)
Tax loss for prior years	357	365	532
Non-deductible stock-based compensation	1,144	852	568
Non-deductible employees related expenses	-	-	771
Others	457	502	407

Actual tax expense, net	$280	$5,490	$1,586

*)	The tax rates for domestic income were 27%, 26% and 25% for the years 2008, 2009 and 2010, respectively. The tax rate for foreign income was 34% for the years 2008, 2009 and 2010.

The effect of the tax exempt or reduced (income) loss due to Approved Enterprise status on net earnings per share is:

	Year ended December 31,
	2008	2009	2010

Basic net earnings per Ordinary share	$0.08	$0.27	$0.04

Diluted net earnings per Ordinary share	$0.08	$0.27	$0.04

RADVISION LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 17:-	FINANCIAL INCOME, NET

	Year ended December 31,
	2008	2009	2010

Financial and other income:

Interest income	$4,212	$2,659	$2,308
Exchange rate differences, net	19	89	-
Gain on redemption of collateralized debt obligations	376	-	-

Financial and other expenses:

Interest expenses	(12)	(11)	(9)
Amortization of marketable securities premium net of accretion of discount	(116)	(370)	(631)
Realized loss on sale of marketable securities	(73)	-	-
Commission and others	(100)	(94)	(144)
Other-than-temporary impairment of available-for-sale marketable securities, net	(1,767)	(554)	(306)
Exchange rate differences, net	-	-	(218)

	$2,539	$1,719	$1,000

RADVISION Ltd. and Subsidiaries
Schedule II—Valuation and Qualifying Account

Column A	Column B	Column C		Column D			Column E
		Additions		Deductions
	Balance at Beginning of period	Charged to costs and expenses	Charged to shareholders equity	Due to write offs	Charged to costs and expenses	Charged to shareholders equity	Balance at end of period
Year ended December 31, 2010:
Allowance for doubtful accounts	1,471,000	67,000	-	18,000	-	-	1,520,000
Provision for slow-moving inventory or technological obsolescence	804,000	444,000	-	182,000	94,000	-	972,000
Deferred taxes valuation allowances	7,705,000	329,000	-	-	-	497,000	7,537,000
Total	$9,980,000	$935,000	$-	$200,000	$94,000	$497,000	$10,124,000
Year ended December 31, 2009:
Allowance for doubtful accounts	927,000	580,000	-	36,000	-	-	1,471,000
Provision for slow-moving inventory or technological obsolescence	744,000	366,000	-	244,000	62,000	-	804,000
Deferred taxes valuation allowances	672,000	7,600,000	-	-	-	567,000	7,705,000
Total	$2,343,000	$8,546,000	$-	$280,000	$62,000	$567,000	$9,980,000
Year ended December 31, 2008:
Allowance for doubtful accounts	805,000	230,000	-	34,000	74,000	-	927,000
Provision for slow-moving inventory or technological obsolescence	1,997,000	842,000	-	2,025,000	70,000	-	744,000
Deferred taxes valuation allowances	1,131,000	-	-	-	95,000	364,000	672,000
Total	$3,933,000	$1,072,000	$-	$2,059,000	$239,000	$364,000	$2,343,000

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADVISION LTD.

By:	/s/ Boaz Raviv
Name: Boaz Raviv
Title: Chief Executive Officer

Dated: May 11, 2011