Form 20-F
period 2011-12-31
RADVISION LTD
filed 2012-04-23
CIK 1105519

SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________

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

Ordinary Shares, par value NIS 0.1 per share……………18,435,699
(as of December 31, 2011)

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

Yes ☐   No ☒

This report on Form 20-F is being incorporated by reference into our Registration Statements on Form S-8 File Nos. 333-127013, 333-141654, 333-155442, 333-155444, 333-164091 and 333-179425.

 - ii -

- iii -

- iv -

INTRODUCTION

RADVISION Ltd., incorporated under the laws of the State of Israel, is a designer, developer and provider of products and technologies for unified visual communications, including video network infrastructure, developer tools, high definition room and telepresence suites and desktop and mobile video conferencing systems.  We were incorporated in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994.  Our ordinary shares are listed on the NASDAQ Global Select Market (symbol: RVSN) and the Tel Aviv Stock Exchange under the symbol “RVSN.”  We have wholly-owned subsidiaries (in the United States, Hong Kong, the United Kingdom, France, Japan, the Netherlands, Germany, Brazil and Spain) which are primarily engaged in the sale and marketing of our products and technology and subsidiaries in China and Italy, which are engaged in research and development and the sale and marketing of our products and technology. As used in this annual report, the terms “we,” “us” “our,” and “RADVISION” mean RADVISION Ltd. and its subsidiaries, unless otherwise indicated.

We have obtained U.S. trademark registrations for RADVISION, CU-SeeMe, SCOPIA, DELIVERING THE VISUAL EXPERIENCE and ProLab. We have pending U.S. trademark applications for IMS Express. We also claim common-law trademark rights in the following marks: Beyond the Standard, Click to Meet, iContact, IMfirst, IMS Developer Suite, Intelligent Linking, Interactive Video Platform, INVISION, iView, PC-2-Mobile, QualiVision, Video Mojo, Video Ringback Clip and Virtual MCU.  All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

On March 14, 2012 we entered into a definitive merger agreement with Avaya Inc., or Avaya, a global provider of business communications and collaboration systems and services, and Sonic Acquisition Ltd., or Sonic, a wholly-owned indirect subsidiary of Avaya.  Pursuant to the terms of the merger agreement, Sonic will merge with and into our company, with our company continuing as the surviving corporation.  We will become a wholly-owned subsidiary of Avaya and our ordinary shares will cease to be traded on NASDAQ and the TASE.  Each of our ordinary shares issued and outstanding at the effective time of the merger (other than ordinary shares held by us, Avaya or Sonic) will automatically be converted into the right to receive a payment in cash, without interest and less any applicable withholding tax, equal to $11.85.  The merger is valued at approximately $230 million.

The merger, which was approved by the board of directors of both companies, is subject to the approval of our shareholders, as well as customary closing conditions.  We have called for an Extraordinary General Meeting of Shareholders to take place on April 30, 2012 to vote on the approval of the merger agreement and the merger, among other items.  The approval requires the affirmative vote of the holders of a majority of the ordinary shares present (in person or by proxy) at the meeting and voting on such matter (not including abstentions and broker non-votes).

There is no financing condition to the obligations of Avaya to consummate the merger and it is currently anticipated that the merger will be consummated within 90 days of the signing of the merger agreement.  Holders of an aggregate of approximately 33.34% of our outstanding shares have entered into voting agreements with Avaya under which they have generally agreed, among other things, to vote the ordinary shares owned by them in favor of the approval of the merger agreement, the merger and the other transactions contemplated thereby and against any alternative transaction.

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

ITEM 2.                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                 KEY INFORMATION

A.           Selected Financial Data

The following selected consolidated financial data for and as of the five years ended December 31, 2011, are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP.  The selected consolidated financial data as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report.  The selected consolidated financial data as of December 31, 2007, 2008 and 2009 and for the years ended December 31, 2007 and 2008 have been derived from audited consolidated financial statements not included in this annual report.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5 “Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

Consolidated Statement of Operations Data:
	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except per share data)
Revenues	$91,583	$84,747	$80,998	$95,239	$77,958
Cost of revenues	18,294	18,779	17,371	26,257	24,979
Gross profit	73,289	65,968	63,627	68,982	52,979
Operating expenses:
Research and development	30,329	36,883	26,980	30,937	31,944
Marketing and selling	32,627	35,330	27,577	31,740	36,111
General and administrative	8,633	8,954	5,493	6,057	5,701
Additional consideration for Aethra assets purchase	-	-	-	-	806
Acquisition-related restructuring expenses, net	-	-	-	2,722	105
Acquisition-related costs	-	-	580	364	-
Total operating expenses	71,589	81,167	60,630	71,820	74,667
Operating income (loss)	1,700	(15,199)	2,997	(2,838)	(21,688)
Financial income, net	6,095	2,539	1,719	1,000	920
Income (loss) before taxes on income	7,795	(12,660)	4,716	(1,838)	(20,768)
Tax benefit (expense), net	1,790	(280)	(5,490)	(1,586)	(2,655)
Net income (loss)	$9,585	$(12,940)	$(774)	$(3,424)	$(23,423)
Basic net earnings (loss) per Ordinary share	$0.44	$(0.63)	$(0.04)	$(0.18)	$(1.27)
Weighted average number of Ordinary shares used to compute basic net earnings (loss) per share	21,951	20,472	19,474	19,221	18,449
Diluted net earnings (loss) per Ordinary share	$0.43	$(0.63)	$(0.04)	$(0.18)	$(1.27)
Weighted average number of Ordinary shares used to compute diluted net earnings (loss) per share	22,482	20,472	19,474	19,221	18,449

Consolidated Balance Sheet Data:
	As at December 31,
	2007	2008	2009	2010	2011
Cash and cash equivalents	$45,370	$37,872	$40,289	$17,753	$19,710
Working capital	118,990	98,903	96,913	74,724	55,985
Total assets	175,040	162,188	161,997	165,611	137,785
Shareholders’ equity	147,559	129,583	133,013	126,341	102,789
Capital stock	135,561	141,341	146,232	149,355	151,788

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

Risks Relating to Our Business

Our quarterly financial performance have varied significantly in the past and are likely to continue to vary significantly in the future.  Our revenues and operating results in any quarter may not be indicative of our future performance and it may be difficult for investors to evaluate our prospects.

Our quarterly revenues and operating results have varied significantly in the past and are likely to continue to vary significantly in the future.  Fluctuations in our quarterly financial performance may result from the fact that we may receive a small number of relatively large orders in any given quarter.  Because these orders generate disproportionately large revenues, our revenues and the rate of growth of our revenues for that quarter may reach levels that may not be sustained in subsequent quarters.  In addition, some of our products have lengthy sales cycles.  For example, it typically takes from three to 12 months after we first begin discussions with a prospective customer before we receive an order from that customer.  We also have a very limited order backlog, if any, which makes revenues in any quarter substantially dependent upon orders we receive in that quarter.  Because of these factors, our revenues and operating results in any quarter may not meet market expectations or be indicative of future performance and it may be difficult for investors to evaluate our prospects.

Our future success will be largely dependent of the acceptance of our high definition video conferencing room endpoint systems. If these solutions do not gain market acceptance, our business, results of operations and financial condition will be adversely affected.

In February 2010, we acquired certain assets of Aethra Video Srl and Aethra SpA of Ancona, Italy, or Aethra, including certain intellectual property and technology for high definition, or HD, video conferencing endpoint systems.  In 2011, we extended our HD video conferencing endpoint product line, as we introduced our SCOPIA XT Telepresence Platform delivering an immersive telepresence system customizable to the unique requirements of individual rooms and customer needs.  In August 2011, we brought to market the SCOPIA XT1000 Piccolo, a budget oriented HD video conferencing room system for businesses of any size.  This was followed in October 2011 with the availability of SCOPIA Mobile V3, the first enterprise-grade, fully interoperable video application to support standards-based audio, video and data on mobile platforms such as the Apple iPhone and iPad.

In January 2012, we introduced our new flagship HD video conferencing system – the SCOPIA XT5000. The SCOPIA XT5000 is the industry’s first and only system available at the time of introduction to incorporate dual 1080p/60fps live video and content, HD audio, H.264 High Profile and Scalable Video Coding (SVC), along with iPad Multi-Touch control – making it the most advanced system in its class.

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

Cisco Systems, Inc., or Cisco, accounted for approximately 42%, 34% and 12% of our sales in 2009, 2010 and 2011, respectively.  In April 2010, Cisco completed the acquisition of TANDBERG, one of our principal competitors and the full TANDBERG product line is now part of the Cisco product portfolio.  We expect that our sales to Cisco will continue to decline in 2012.  In addition, our OEM agreement with LifeSize (acquired by Logitech), which was formerly one of our major OEM arrangements, was terminated on February 18, 2011.

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

Our current suite of IP communication protocol toolkits includes, among others, H.323, SIP (session initiation protocol), and SIP IMS (session initiation protocol IP multimedia subsystem), SIP for VoLTE (session initiation Protocol for voice over long-term evolution), NAT (network address translation) Traversal, Diameter, MGCP (media gateway control protocol) and MEGACO (media gateway control protocol for large-scale IP-centric communication networks), 3G-324M protocol for real time multimedia services over 3G (Third Generation) networks and our BEEHD family of products designed for Android-based mobile and tablet devices, desktop software clients and an embedded solution for Texas Instruments digital signal processors, or DSPs.  If future IP networks are not designed with components built around these protocols, or if one or more alternative protocols were to gain greater acceptance than these protocols, our investments may be of little or no value and sales of our products and technology would suffer.  If there is wide acceptance of WebRTC, a new initiative by Google aimed to replace the incumbent communications protocols when communicating over the Internet, the proliferation of our SIP, H.323 and BEEHD based communications solutions may be adversely affected.

Competition in the markets for our products and technology is intense.  We may not be able to compete effectively in these markets and we may lose market share to our competitors.  Some of our competitors have greater resources than we do, which may limit our ability to compete effectively and discourage customers from purchasing our products and technology.

The markets for our products and technology are highly competitive and we expect competition to intensify in the future.  The principal competitors in the market for our Video Business Unit currently include Polycom Inc., TANDBERG (owned by Cisco), LifeSize (owned by Logitech International),Vidyo, Inc., Huawei Technologies Co., Ltd. and ZTE Corporation.  The principal competitors in the market for our Technology Business Unit products currently include Aricent Inc., Data Connection Ltd., M5T ENEA (which acquired Netbrics), Trillium Digital Systems, Inc. (acquired by Continuous Computing), CounterPath Corporation, Logitech Mirial s.r.l (acquired by LifeSize), Movial Applications (acquired by BroadSoft Inc.), Spirit DSP, open source technologies and in-house developers employed by manufacturers of telecommunication equipment and systems.  Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and compete with us.  We may not be able to compete effectively in these markets, and we may lose market share to our competitors.

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

Economic downturns and disruptions in financial markets can adversely affect our business and results of operations.

Our results of operations can be materially affected by adverse conditions in the financial markets and depressed economic conditions generally.  Worsening economic conditions, such as continued European sovereign debt uncertainty, may result in diminished demand for our products and technology and in decreased sales volumes.  Recessionary environments adversely affect the demand for our products and technology as a result of constraints on IT-related capital spending by our customers.  In addition, this could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products.

Moreover, many of our customers and suppliers rely on access to credit to adequately fund their operations.  Disruptions in financial markets and economic slowdown can adversely impact the ability of our customers to finance the purchase of our products as well as the creditworthiness of those customers.

Natural disasters, terrorist attacks or breaches of network or information technology security could have an adverse effect on our business.

Natural disasters, terrorist acts, acts of war, cyber attacks or other breaches of network or information technology (IT) security may cause equipment failures or disrupt our systems and operations. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the market for our Video Business Unit or in the market for our Technology Business Unit products. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

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

We use certain “open source” software tools that may be subject to intellectual property infringement claims, the assertion of which could impair our product development plans, interfere with our ability to support our clients or require us to pay licensing fees.

Certain of our software products contain a limited amount of open source code and we may use more open source code in the future.  Open source code is code that is covered by a license agreement that permits the user to liberally use, copy, modify and distribute the software without cost, provided that users and modifiers abide by certain licensing requirements.  The original developers of the open source code do not customarily provide any warranties on such code.

As a result of our use of open source software, we could be subject to suits by parties claiming ownership of what we believe to be open source code and we may incur expenses in defending claims that we did not abide by the open source code license.  If we are not successful in defending against such claims, we may be subject to monetary damages or be required to remove the open source code from our products.  Such events could disrupt our operations and the sales of our products, which would negatively impact our revenues and cash flow.

In addition, under certain conditions, the use of open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost.  The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to varying interpretations.  If we are required to publicly disclose the source code for such derivative products or to license our derivative products that use an open source license, our previously proprietary software products may be available to others without charge.  If this happens, our customers and our competitors may have access to our products without cost to them, which could harm our business.

We monitor our use of such open source code to avoid subjecting our products to conditions we do not intend.  The use of such open source code, however, may ultimately subject some of our products to unintended conditions so that we are required to take remedial action that may divert resources away from our development efforts.

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

As of December 31, 2011, we had $48 million in short and long-term marketable securities.  The performance of the capital markets affects the values of funds that are held in marketable securities.  These assets are subject to market fluctuations and yield uncertain returns, which may fall below our projected return rates.  For example, the 2008 and 2009 financial crisis resulted in impairments to the carrying value of a limited amount of our investment assets.  Future turmoil in the capital markets may result in additional impairments.  Realized or unrealized losses in our investments or in our other financial assets may adversely affect our financial condition.

In addition, any decline in the financial condition of U.S. or European banks or other financial institutions or increased regulation relating to their lending activities may adversely affect our ability to secure additional credit facilities, if needed.  The unavailability of additional credit may prevent us from executing our future business plans, including potential acquisitions.

We are also exposed to changes in interest rates as a result of our sizable investment in marketable securities. A continued decline in market interest rates could have an adverse effect on our financial income.  In a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities we hold more quickly than we initially expected.  This action may cause us to reinvest the redeemed proceeds in lower yielding investments.  An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair value of the fixed income securities that comprise a substantial majority of our investment portfolio.

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

If any of our employees leave us and joins a competitor despite their non-competition obligations, our competitor could benefit from the expertise our former employee gained while working for us.

We currently have non-competition agreements with our key employees in Israel. These agreements prohibit those employees, if they cease to work for us, from directly competing with us or working for our competitors.  If we are unable to enforce any of these agreements, our competitors that employ our former employees could benefit from the expertise our former employees gained while working for us.  In addition, we have non-competition agreements with only a limited number of employees outside of Israel, and we cannot guarantee that such agreements are enforceable under applicable law.

Obsolescence and discontinuance of our current products and excess inventory can adversely affect our results of operations.

 We operate in a high technology industry which is subject to rapid and frequent technology and market demand changes.  Those changes in demand, together with the pace of change in technology, may often render existing or developing products obsolete.  In addition, the introduction of new products and any related actions to discontinue existing products can cause existing inventory to become obsolete.  Such obsolescence of our products and inventory, or any failure by us to properly anticipate product life cycles, can require write-downs in inventory value, which will adversely affect our results of operations.   Further, we continually evaluate our product lines both strategically and in terms of potential growth rates and margins.  Such evaluations could result in the discontinuance or divestiture of those products in the future, which could be disruptive and costly and may not yield the intended benefits.

We manufacture and maintain an inventory of customized products for some customers who have no obligation to purchase these products.  If these customers fail to purchase these products, our financial results may be harmed.

To satisfy the timing requirements of some of our larger customers, including Cisco, we manufacture and maintain an inventory of certain of our products that we will customize to the specifications of these customers.  The size of this inventory will be based upon the purchasing history and forecasts of these customers, which we currently estimate to be approximately two months of sales to these customers.  Until we receive orders from our customers they have no obligation to purchase the inventoried products.  If the customers for whom the inventoried products are manufactured do not purchase them, we may be required to modify the products for sale to others and may be unable to find other purchasers.  In either event, the value of the products may be materially diminished which may have a negative impact on our financial results.

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

In addition, because we outsource the manufacture of most of our products, we are required to place manufacturing orders well in advance of the time when we expect to sell these products.  In the event that we order the manufacture of a greater or lesser amount of these products than we will ultimately require, we are generally obligated to purchase the surplus products or to forego or delay the sale or delivery of the products that we did not order in advance.  In either case, our business and results of operations may be adversely affected.  Any of these risks could result in manufacturing delays or increases in manufacturing costs and expenses.  If we incur increased costs, our profitability and consequently our results of operations may be adversely affected.

Government regulations could delay or prevent product offerings, resulting in decreased revenues.

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

Holders of our ordinary shares who are U.S. residents face income tax risks.  There is a substantial risk that we are a PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such ordinary shares.  For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset that produces passive income.  As a result of our substantial cash position, we believe that there is a substantial risk that we qualified as a PFIC during the taxable year ended December 31, 2010, and some prior years, under a literal application of the asset test described above, which looks solely to the market value.  We believe that there is also a risk that we qualified as a PFIC during the taxable year ended December 31, 2011. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.  United States residents should carefully read “Item 10E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups.  Also, during 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.  To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.  Ongoing violence between Israel and the Palestinians as well as tension between Israel and other countries in the Middle East may have a material adverse effect on our business, financial condition and results of operations.

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

Our operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and related personnel expenses, were incurred in other currencies, particularly in NIS and Euro.  Therefore, our costs in such other currencies, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the relevant currency.  We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of depreciation of the NIS in relation to the dollar or that the timing of this depreciation lags behind inflation in Israel.  This would have the effect of increasing the dollar cost of our operations.  In the past, the NIS exchange rate with the dollar and other foreign currencies had fluctuated, generally reflecting inflation rate differentials.  We cannot predict any future trends in the rate of inflation in Israel or the rate of depreciation or appreciation of the NIS against the dollar.  If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

The tax benefits from our beneficiary enterprise programs are conditioned upon our satisfying specified covenants.  If we fail to satisfy these conditions, we may be required to pay additional taxes and would likely be denied these benefits in the future.

        We have two programs which qualify as beneficiary enterprises, as defined in an amendment to the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, which came into effect on April 1, 2005, or Beneficiary Enterprises.  The portion of our income derived from any of our Beneficiary Enterprise programs, commencing when we begin to generate net income from these programs, is exempt from tax for a period of two years and will be subject to a reduced tax rate for an additional five to eight years, depending on the percentage of our share capital held by non-Israelis.  The benefits available to our Beneficiary Enterprise program are dependent upon the fulfillment of conditions stipulated in applicable law and a pre-ruling that we received from the Israeli Tax Authority in October 2007.  If we fail to comply with one or more of these conditions, we may be required to pay additional taxes during the period in which we would have benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future.  In 2011, due to the acquisition of certain assets from Aethra, we did not comply with all of the conditions stipulated in the pre-ruling that we received from the Israeli Tax Authority in October 2007. Therefore on May 22, 2011, we submitted an application to the Israeli Tax Authority with respect to the acquisition of certain assets from Aethra.  The Aethra acquisition and the provisions of such ruling may affect the tax benefits afforded to us under our Beneficiary Enterprise programs.  As of the date of this annual report we have not received any ruling from the Israeli Tax Authority regarding such application.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules.  We follow Israeli law and practice instead of The NASDAQ Stock Market Rules regarding the requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

ITEM 4.                 INFORMATION ON THE COMPANY

A.           History and Development of the Company

We were incorporated under the laws of the State of Israel in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994.  We are a public limited liability company under the Israeli Companies Law, 5759-1999 and operate under that law and associated legislation.  Our registered offices and principal place of business are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and our telephone number is +972-3-767-9300.  Our website address is www.radvision.com.  The information on our website is not incorporated by reference into this annual report.

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

Our Video Business Unit, or VBU, formerly referred to as our Networking Business Unit, or NBU, offers one of the broadest and most complete end-to-end videoconferencing solutions for IP, ISDN, SIP, H.323 and 3G / 4G wireless networks in the industry today. These products are sold to businesses of all sizes and markets including the large and small enterprise market, government agencies and service providers.

We provide a complete offering for deployment of video conferencing solutions, including video network infrastructure, desktop, mobile, conference room endpoint, telepresence products and management software.  We sell our products through a worldwide network of distributors, VARs, OEMs, and system integrators who use our products to develop and install advanced IP and ISDN-based visual communication solutions for use in the company meeting room and on employee’s desktops.  We also sell our products and platforms to, or in conjunction with, major vendors, such as Microsoft, Alcatel-Lucent, Cisco and IBM, which then integrate our solutions into their communications platforms and architectures.  These integrated solutions enable the delivery of real-time interactive IP and wireless video telephony services over both broadband connections (such as cable and DSL) and mobile networks.  Over the years we expanded our offerings to include a software desktop solution through our acquisition of First Virtual Communications, Inc., or FVC, and its wholly-owned subsidiary, CUseeMe Networks, Inc., in March 2005 and a room video conferencing solution through our acquisition of selected assets from Aethra Video Srl and Aethra SpA in February of 2010

Our Technology Business Unit, or TBU, is a one-stop-shop for video client frameworks and developer platforms that consumer electronics manufacturers, equipment vendors, integrators and service providers use to build and launch multimedia (voice, video, presence and messaging) products and services over IP, 3G, 4G and IP multimedia subsystem, or IMS, and long term evolution, or LTE, networks.

Our TBU software solutions include ready to use video client frameworks for mobile, desktop and embedded platforms including tablets and smart phones together comprising our BEEHD family of client products.  The BEEHD client frameworks, which are sold to device manufacturers, service providers, systems integrators and application developers, allow them to quickly launch video communications products and solutions on multiple platforms.  The BEEHD client frameworks are designed for both consumer based service provider IP, 3G and 4G IMS or LTE networks as well as enterprise networks.  Complementing this offering are our video testing solutions named VQ Monitor, eVident and ProLab for pre-deployment and post-deployment of video communication products in enterprises and service provider networks as well as video testing solutions for development and testing labs.

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

In February 2010, we acquired certain assets of Aethra, including certain intellectual property and technology for HD video conferencing endpoint systems, certain fixed assets and our assumption of selected commercial agreements.  We had an OEM relationship with Aethra from 2005, through which our video infrastructure products and technology were included in Aethra video solutions, allowing Aethra to offer the market a complete end-to-end solution.  The agreements for the acquisition were incorporated into Aethra’s pre-insolvency plan that was filed and admitted by the Italian court on January 25, 2010.  In 2011, we completed the second and final phase of the acquisition.  The total purchase price for the acquisition as of December 31, 2011 was $9.4 million, out of which an amount of $806,000 was recorded as part of acquisition related costs since according to ASC 805 this payment was not part of business combination payment. In addition, as of December 31, 2011, we recorded $2.8 million of acquisition-related restructuring expenses. We have utilized Aethra’s HD video endpoint technology to bring to the market an HD room conferencing system which we launched in June of 2010, and we have integrated Aethra’s HD video technology into our video network infrastructure and desktop solutions to offer a full video conferencing portfolio in response to customer demand created by rapid change and consolidation in the video marketplace.  We believe that the addition of Aethra’s technology assets will continue to enhance our existing video network infrastructure and desktop solutions to provide a more complete solution to enterprise customers.

Our capital expenditures for the years ended December 31, 2009, 2010 and 2011 were approximately $2.1 million, $2.9 million and $2.4 million, respectively.  These expenditures were principally for research and development equipment and office furniture and equipment.

B.           Business Overview

Overview and Strategy

We are a leading developer and provider of products and technologies for unified visual communications, including video network infrastructure, developer tools, and high definition (HD) room, telepresence suites, desktop and mobile video conferencing systems.  Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms, video conferencing endpoints and software development solutions.

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

Our goal is to develop and deliver market-leading technologies and products that drive widespread adoption and deployment of interactive unified visual communications over packet and next-generation networks.  We provide solutions at every level – protocol developer toolkits, professional services, hardware-based network infrastructure, software-based desktop solutions, conference room video systems, as well as fully integrated solutions that complement the unified communication solutions of other vendors such as those from Alcatel-Lucent, Avaya , Cisco, Huawei, IBM, LifeSize and Microsoft.  We believe that our offering combinations of IP-centric video conferencing products along with software toolkits, positions us as a key enabling vendor in the evolution of  voice, video and data communications over IP.

In April 2010, we announced our SCOPIA XT1000 series HD video conferencing room system, which was the first development based on our acquisition of the Aethra endpoint technology.  In June 2010, we announced the SCOPIA XT1000 series SMB solution, an HD video conferencing solution especially suited to the communication requirements of small and medium businesses.

In July 2011, we introduced our SCOPIA XT Telepresence Platform, delivering an immersive telepresence system customizable to the unique requirements of individual rooms and customer needs.  In August 2011, we extended our video conferencing room system product range with the SCOPIA XT1000 Picollo, a value-oriented HD video conferencing system. This was followed in October 2011 with the availability of SCOPIA Mobile V3, the first enterprise-grade, fully interoperable video application to support standards-based audio, video and data on mobile platforms such as the Apple iPhone and iPad.  Together these developments provide us with a complete portfolio of video conferencing clients from tablets and smartphones to immersive telepresence systems.

In January 2012, our SCOPIA Video Gateway for Microsoft Lync achieved full qualification from Microsoft for video interoperability with Microsoft Lync 2010 and Microsoft Office Communications Server 2007 R2.  At the time of this report, we offer the first and only Microsoft-qualified gateway solution for video conferencing.

Also in January 2012, we announced our SCOPIA XT5000 HD video conferencing room system.  The XT5000 is our new flagship product in the SCOPIA series of room systems.  The SCOPIA XT5000 is the industry’s first room system to combine advanced dual HD 1080p/60fps video and content, HD audio, H.264 High Profile and H.264 Scalable Video Coding (SVC).  These capabilities make the XT5000 one of the industry’s most powerful systems in its class.

Key elements of our business strategy include the following:

•
Maintain and extend our technology leadership.  We believe that we have established ourselves as a leader in providing core-enabling technologies and products for a broad range of IP and wireless communication solutions and services.  We provide a full portfolio of video conferencing products and services in addition to enabling HD video and connectivity to standards-based video room conferencing systems in many of the market-leading unified communication solutions such as IBM’s Lotus Sametime, Microsoft’s Lync and Alcatel-Lucent’s MyTeamwork.

During 2011, we announced several new solutions, including SCOPIA Mobile V3, the first enterprise-grade, fully interoperable video application to support standards-based audio, video and data on mobile platforms; the SCOPIA XT Telepresence Platform delivering an immersive telepresence system customizable to the unique requirements of individual rooms and customer needs; the SCOPIA XT1000 Piccolo for affordable HD video communications for businesses of any size; and the SCOPIA Elite MCU 5105 extending enterprise-grade video conferencing features to small and mid-sized organizations.

In January 2012, we announced the SCOPIA XT5000 HD video conferencing room system.  The XT5000 delivers leading-edge power supporting dual 1080p/60fps video and content.  The XT5000 also exhibits significant technology leadership including H.264 High Profile and H.264 SVC – the latest in bandwidth and network management technologies, along with Apple iPad Multi-Touch control for its user interface.

•
Complement our portfolio to become an innovative end-to-end player with ground breaking solutions.  We have utilized the assets acquired from Aethra and, along with our relationship with Samsung and similar companies, have complemented our video conferencing products portfolio to become an innovative player in the end-to-end market.  In the area of desktop software for video conferencing we own the SCOPIA Desktop client which leads the market in its category.  In October 2011, we added video capabilities to SCOPIA Mobile, delivering to the market the first enterprise-grade, fully interoperable video application to support standards-based audio, video and data on mobile platforms.  SCOPIA Mobile also includes unique capabilities where conference participants can review previously shared data without interrupting the presenter.  We intend to continue to develop innovative and potentially ground breaking products and bring those to the market based on the expertise we own.

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

•
Provide ground breaking endpoints solutions that will revolutionize the market.  We intend to continue our efforts to maintain our position as a key enabling solution provider for major vendors’ to drive visual communication beyond the meeting room and onto the desktop.  We intend to continue to leverage our acquisition of certain assets of Aethra to introduce additional endpoints to the market.  We will also continue to work closely with our partners to bring innovative and potentially ground breaking endpoints providing exceptional value to the end customer.  Collaboration with unified communications players such as Alcatel-Lucent, IBM, Microsoft and others will continue as well, providing multi-party capabilities and standards-based video conferencing connectivity to their unified communications offerings such as MyTeamwork, Sametime and Lync.

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

Video Business Unit

Our VBU provides a comprehensive portfolio of visual communications solutions for the enterprise market that allow advanced voice, data and video conferencing.  Our SCOPIA platform includes advanced network infrastructure solutions for multipoint conferencing, mobile devices, network connectivity and firewall traversal; endpoint solutions for board rooms, conference rooms, desktop and personal video conferencing and management software for scheduling, device, bandwidth management and directory services.  All references in this annual report to “systems” and “solutions” refer to our video conferencing products sold through our VBU.

VBU Products

Our SCOPIA platform is a powerful combination of hardware and software products that enable the network platform, applications and endpoints to provide advanced video-based conferencing and collaboration on a customer’s network.  Our solutions are standards-based and support the highest resolutions available in today’s video conferencing solutions, providing interoperability and interconnectivity between any mobile or video enabled device, such as a telepresence system, a meeting room or a desktop video conferencing endpoint, and other telephony and videoconferencing systems.  Our solutions are used by institutions, enterprises, service providers and operators to create high quality, easy-to-use voice, video, and data communication, collaboration, and entertainment environments, regardless of the communication network/protocol - IP, SIP, 3G, 4G, H.323, H.320, ISDN or next generation IMS (IP multimedia subsystem).

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

SCOPIA Video Infrastructure

Reliable and highly scalable visual communication infrastructure solutions for enterprise and service provider environments, our SCOPIA Video Infrastructure offers the industry’s most technologically advanced and easy-to-use infrastructure for real-time conferencing over any network or protocol using any device.  Easy to use, plug and play, functionality minimizes initial setup time and offers unmatched flexibility.  With advanced features and technology including support for HD, Scalable Video Coding (SVC) and Netsense (congestion detection and bandwidth estimation algorithm), support for bridging and interconnecting devices and networks, the SCOPIA Video Infrastructure products are at the core of an advanced video deployment.

o
SCOPIA Elite MCUs.  The SCOPIA Elite 5000 Series is our new generation MCU architecture for high definition multiparty conferencing.  Utilizing the latest in digital signal processing technology, SCOPIA Elite’s advanced media processing supports 1080p HD and provides connectivity, dynamic resource allocation, and individual video layouts per participant yielding an uncompromised video experience.  The SCOPIA Elite 5000 Series can be configured from 5 to 30 ports of high definition continuous presence providing a line of systems to suit a variety of applications and budgets.  Each system can also deliver four times the capacity at standard definition (SD)  by utilizing SCOPIA Elite’s dynamic resource allocation.  This maximizes capacity for mixed endpoint environments without any system configuration changes.  This flexible model offers significant value and fast return on investment with up to 120 video conferencing ports per system.  SCOPIA Elite is the industry’s first standards-based MCU to natively support advanced H.264 SVC, technology.  Our SVC technology provides a high quality experience over unmanaged networks, such as the Internet, particularly benefiting desktop video conferencing users on the road or teleworkers from their home offices.  Providing SVC on the MCU provides the benefits of high error resiliency between MCUs with video endpoints supporting SVC, while maintaining full interoperability and high quality with conferencing and telepresence systems not currently using SVC.  The SCOPIA Elite MCU supports an innovative network congestion detection and bandwidth estimation algorithm for automatic sensing of the available bandwidth. This algorithm enables any endpoint to connect to the MCU and utilize the bandwidth available on the line without overloading the network and preventing video quality degradation due to packet loss.

o
SCOPIA 100/400 MCUs.  The SCOPIA 100/400MCUs provide a very cost effective MCU solution for an enterprise network.  These SCOPIA MCUs are optimized for support of standard definition (SD) endpoints but can also fully support HD endpoints as well.  They can be used as cost effective deployment supporting mixed SD and HD deployments or can augment a deployment of SCOPIA Elite MCUs for cost effective support of SD endpoints in the network.  The systems range in size from the SCOPIA 100, supporting up to the 48 ports, to SCOPIA 400, supporting up to 96 ports.

o
SCOPIA Video Gateway for Microsoft Lync. The SCOPIA Video Gateway for Microsoft Lync allows end-users to use telepresence systems, such as those from Cisco/Tandberg, Logitech/LifeSize and Polycom, as well as any standards-based video conferencing system within the Lync unified communications environment.  This approach provides users with flexibility and choice as to which telepresence or video conferencing systems they use and does not compromise the Lync ease-of-use and experience at the desktop.  The SCOPIA Video Gateway for Microsoft Lync provides a cost-effective and easily deployable solution as it does not require large-scale software or firmware upgrades on already deployed video conferencing systems when used with Microsoft Lync.  The SCOPIA Video Gateway for Microsoft Lync is the first and only Microsoft qualified video conferencing gateway solution in the market.  During 2011, the gateway was tested as part of the Microsoft partner program and was qualified for use in OCS and Lync deployments.

o
SCOPIA Network Gateways.  SCOPIA Network Gateways provide seamless connectivity between different networks and standards to deliver feature-rich, reliable, multimedia conferencing and communications.  SCOPIA Network Gateways are ideal for connecting IP video conferencing networks with ISDN and PSTN networks allowing connectivity to ISDN H.320 endpoints, telephones or H.320 phones.

o
SCOPIA Enhanced Communication Server, or ECS, Gatekeeper.  Our high-performance, standards-compliant H.323 ECS Gatekeeper provides advanced backbone management for IP telephony and multimedia communication networks.  The ECS Gatekeeper provides gatekeeper functionality and everything required to simply and easily define, control and manage voice, video and data traffic over IP networks, no matter how large or complex.  The ECS Gatekeeper ensures optimal bandwidth utilization to deliver carrier-grade, best-quality call completion and video collaborative communications over any network and any protocol.

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

o
SCOPIA XT5000 Room System.  The new SCOPIA XT5000 is our flagship product in the SCOPIA series of state-of-the-art video conferencing systems.  The SCOPIA XT5000 is the industry’s first and only system that incorporates dual 1080p/60 frames per second, or fps live video and content, HD audio, H.264 High Profile and RADVISION Scalable Video Coding (SVC), along with iPad Multi-Touch control, making it the most advanced system in its class.  The XT5000 uniquely combines the latest in bandwidth and network management technologies – H.264 High Profile for bandwidth efficiency and SVC for a high quality image, even in unpredictable network environments.

o
SCOPIA XT1000 Series Product line.  The SCOPIA XT1000 series HD video conferencing room system product line supports up to two streams of HD video each at 1080p resolution and 30fpr. The available high-end Pan-Tilt-Zoom camera supports 10x optical zoom and wide angle capability for viewing details as well as an entire group.  The second 1080p video stream can be used with an additional 1080p camera for complete visual coverage or with a personal computer, or PC, for data sharing.  When used for data collaboration, the system supports high resolution PC data sharing at 30fps so presentations and video clips can be shared with zero loss of quality.  The SCOPIA XT1000 series is available with an embedded HD MCU with support for high definition, continuous presence meetings with up to nine participants, which is the highest capacity embedded MCU in the industry today.  The advanced audio system provides high definition audio encoding to ensure high clarity audio transmission with no loss of quality.  Beam forming technology is used in the 3-way microphone pod to put the focus on the speaker while isolating background noise.

o
SCOPIA XT1000 Series SMB.  The SCOPIA XT1000 Series SMB for small and medium businesses is a unique combination of XT1000 technology along with desktop and mobile technology that enables any customer easy access HD video conferencing including XT1000 HDroom system capabilities, multiparty conferencing and HD desktop, tablet and smartphone access to the application.

o
SCOPIA XT Telepresence Platform.  The SCOPIA XT Telepresence Platform delivers an immersive telepresence experience customizable to the unique requirements of individual rooms and customer needs. The XT Telepresence Platform provides a cost-effective and highly flexible approach, enabling partners to meet the unique needs of each customer deployment.  Customers can work with one of our partners and define the installation and furnishings to best fit within their conference room and budgets for a customized telepresence solution.

o
SCOPIA Desktop. SCOPIA Desktop is a software based client/server application that extends a room system conferencing application to remote and desktop users for voice, video and data communications.  It includes the latest in video technology including support for HD video, SVC for unsurpassed error resiliency and HD H.264 for viewing both meeting participants and data collaboration.  Its audio system provides echo cancellation, background noise suppression and is highly resilient to network errors common on the Internet.  SCOPIA Desktop is a simple web browser plug-in that is centrally managed and deployed without complex licensing fees or installation issues.  Users simply click on a link and in moments are connected to a conference.  The system provides automatic firewall traversal to allow anyone to participate regardless of where they are.  In addition, the user can see all the data used during the conference thanks to Slider technology (patent pending) that allows the user to review all the presented slides without interrupting the presenter.

o
SCOPIA Desktop Pro.  SCOPIA Desktop Pro extends the functionality of SCOPIA Desktop by providing on a licensed per seat basis a video conferencing client that also supports point to point calling with call initiation from a presence based and corporate configured directory.  This client supports authenticated users and advanced capabilities such as point to point calling and seamless escalation to multi party calls.

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

o
SCOPIA Mobile.  SCOPIA Mobile is a free application for participation in video conferences via the Apple® iPad®,  iPhone® and iPod touch® that allows users to connect with full video, audio and data collaboration to standards-based video conferencing and telepresence systems.  SCOPIA Mobile is a natural extension to the SCOPIA product family with the increasing smart phone and mobile digital device penetration among enterprise users.  Conference participants can directly control and participate in video conferences through the touch screen interfaces of these highly popular and inexpensive mobile devices.

o
SCOPIA Control.  SCOPIA Control is the first Apple iPad  application for control of video conferencing room systems that provides a highly intuitive user interface to initiate calls, control their video conferencing systems and moderate meetings without any training or introduction.

SCOPIA Management Solutions

o	SCOPIA iVIEW Management Suite. SCOPIA iVIEW Management Suite provides a comprehensive management solution for voice and video collaborative communications

The network management component provides enterprises with a single access point to managing all their video conferencing network devices, including SCOPIA infrastructure devices (MCUs, gateways, firewall traversal appliances), through the call control software applications (H.323 gatekeeper, SIP agents) and to the various endpoint devices deployed in the network, including our endpoints and third party devices.  Through the network management of iVIEW, administrators can detect and monitor their devices, remotely configure and control the devices and upgrade software/firmware to the various devices.

iVIEW’s scheduling and resource component allows administrators and conferencing operators to conveniently schedule, manage and control their conferences from a single access point.  iVIEW also provides scalability and redundancy capabilities for large enterprise or cloud-based service providers, with unique capabilities such as virtual MCU with automatic cascading for bandwidth preservation, least cost routing for cross-site communications cost savings, virtual conference room for ease-of-use and other features.

iVIEW also integrates with enterprises’ existing applications such as Microsoft Active Directory or IBM Lotus Domino for easy user provisioning and Microsoft Outlook or IBM Lotus Notes for an easy and intuitive calendar application scheduling.  iVIEW also provides the interface to market leading unified communication solutions such as IBM Sametime and Microsoft Lync and Office Communications Server.

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

Our products, through the powerful combination of hardware and software, provide a comprehensive, robust video platform for visual communication solutions that deliver the scalability and seamless device support that organizations need to leverage and protect current standards-based conferencing investments.  We believe that our products are among the leading visual communication solutions in the industry today by virtue of our technological innovation in several key areas:

•      Connectivity. Today’s video conferencing deployments are a mix of heterogeneous device capabilities deployed on different networks.  We believe an effective solution will allow interconnectivity and interoperability between all devices and networks – circuit switched, packet IP or wireless based.  Our solutions allow connectivity between any type of standards-based device from high-end telepresence systems through high-end room-based systems, executive desktop systems, desktop video clients, unified communications clients to telephony devices or wireless mobile devices.  We also provide unparalleled connectivity for both inside and outside the private network through firewall traversal solutions.

•      Simplicity.  We deliver easy to use and easy to operate video conferencing systems that will connect to any standard video endpoint.  This capability is provided through a centralized, comprehensive and simple-to-use management suite, an open architecture with integration to existing enterprise applications and tools, a flexible and dynamic resource management model and with products and features focused on usability and simplicity. The recently introduced SCOPIA Mobile product is an example of one of our latest developments focused on usability and simplicity.  SCOPIA Mobile provides video conferencing and management capabilities through the latest mobile devices including the Apple iPhone and iPad.

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

•      Extensive protocol support and unified communications integration capabilities.  In addition to supporting both ISDN and H.323, our solution also supports SIP for desktop and mobile communication.  Our portfolio also provides multipoint video conferencing capabilities and room-based systems connectivity to the majority of the unified communications software applications of the main players in the market today.

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

HD has led to a better experience and perception of video conferencing.  Video conferencing in the past has had a reputation for low quality and being difficult to use.  The advent of HD video conferencing has dramatically improved the quality of the experience.  The entry into the market by large enterprise vendors like Cisco and Microsoft has led to increased awareness and improved perception of video conferencing and generated increased demand.

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

TBU Products

Our TBU products and solutions have expanded and evolved to become complete client framework offerings.  The BEEHD family of products, which runs on multiple platforms such as desktop, Android-based mobile and tablet devices as well as embedded devices, has facilitated such expansion.  The BEEHD offering is a complete client framework for developing HD video-enabled devices and products, offering developers fast market penetration of integrated HD video communication endpoints.  The BEEHD offering serves the requirements of consumer electronics device manufacturers, service providers and application developers.  This technology utilizes our advanced video technology, such as SVC, for high quality user experience over unmanaged networks such as the Internet.  Complementing this product family is our BEEHD Cloud that allows remote control and management of BEEHD based clients, no matter where the endpoint is located on the network.  BEEHD Cloud allows for building complex call control scenarios using a simple web application.  BEEHD Cloud functions as a Service Delivery Platform (SDP) SDK in the cloud.  Our telecom developer solutions provide customers with solutions and frameworks at various levels of integration, including comprehensive high definition video client frameworks, which include media, signaling and call control, protocol stack software development kits, and comprehensive and flexible server and client solutions over packet and 3G networks supporting IMS (IP Multimedia Subsystem), LTE, rich communication suite, or RCS, and pre-IMS architectures.  Our telecom developer solutions assist application developers to focus on developing their applications and devices while reducing the overall development and testing effort required, as these solutions offer a comprehensive standard implementation and feature set.  Our developer solutions are constantly tested for interoperability minimizing the effort required by the application developer.  As a result, our customers benefit from a reduced time-to-revenue as they can release products to the market with less development and testing efforts.  Complementing these offerings, our testing and analysis tools (ProLab™ Testing Suite and eVident™) enable developers, testing laboratories, system integrators and IT managers to validate and test products, as well as measure multimedia quality on the network.

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

•      RADVISION Cloud.  BEEHD Cloud serves as a Video Communication SDK in the cloud, thus complementing BEEHD Client Frameworks by providing a complete video deployment solution.  It allows developers to simply create complex video communications services using the tools they already know.

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

Industry Trends That May Benefit Our Developer Toolkits

Growth in IP communications.   Such as:

•	rapid growth in the adoption of IMS and VoLTE;

•	an increasing need for enterprises to expand their networks to enable them to send, access and receive information quickly, economically and globally;

•	an increasing use of the Internet and other packet networks for communicating and engaging in commercial transactions;

•	an increase in available bandwidth at declining prices;

•	the introduction of new voice, video and data communication services and applications;

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

•
the emergence of low cost, high quality IP communications devices that enable people, both in business and in everyday life, to communicate more effectively and access real-time video over broadband mobile or residential IP or 3G connections; and

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

Our TBU is continuing to invest in both the client and server markets.  For the client market, we enhanced our comprehensive solution for terminal developers to include media engines, turning these products into one-stop shops for developers wishing to focus on the development of the application rather than the intricacies of the codecs and protocols necessary to create interoperable communications products.  We believe that this will increase our customer value proposition, increase our competitiveness, reduce the customer’s time to market and allow the customer to focus on the business and economic benefits rather than invest time and energy in dealing with the lower layers of a product.

Our VBU is continuing to invest in developing innovative and state of the art endpoint, infrastructure and management products that cater to multimedia communication services in enterprises and service providers.  We believe that offering an end-to-end solution with a range of products in these three areas will increase our competitiveness and allow us to attract additional sales channels.

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

Cisco accounted for approximately 42%, 34% and 12% of our sales for the years ended December 31, 2009, 2010 and 2011, respectively.  In April 2010, Cisco completed the acquisition of Tandberg, one of our principal competitors and the full TANDBERG product line is now part of the Cisco TelePresence portfolio.  As a result of the acquisition, Cisco sales declined in 2010 and declined further in 2011. We expect Cisco sales will continue to decline in 2012.  In addition, our OEM agreement with LifeSize (acquired by Logitech), which was formerly one of our major OEM arrangements, was terminated in February 2011.

The following is a representative list of our primary customers in 2011:

Alcatel-Lucent
AT&T Corp
AV Fusion ApS
Broadcom Corporation
CAP –VISIO
CiscoCompuWiz Inc.
Conference Solution Co. Ltd. CRAMBO, S.ADigital China Technology
E-Soft
France Telecom SA
G.E.@Com Srl
Genband US LLC
HD Distributing, LLC

Hewlett-Packard
IBM Corporation
Imago Group
Inala Technologies (Pty) Ltd.
INFOSFERAInteractive Digital Solutions LLC
KAVENA Multimedia AB
LifeSize/Logitech
MBI Co., Ltd.
Midwich Limited
Lozenge INTL Comercio, Importacao e Exportaco Ltda
NEUKKARI Oy
NTT AT Corporation
NTT BizLink

Pan Telecom PANTECH Polycom Inc. PT. Artapala Telekomindo PT. Kayreach System SEAL Group Siemens Solincom Inc. Sorenson Communications Target Distributing VICONTEC Distribution GmbH Vigatec S.A. VTV

The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

Year Ended December 31,
Region	2009	2010	2011
The Americas	62%	52%	37%
Europe, the Middle East and Africa...	18%	25%	33%
Asia-Pacific	20%	23%	30%

Sales and Marketing

Sales organization.  We market and sell our products through multiple channels in North and South America, Europe, Africa, the Middle East and the Asia-Pacific region.  Our video communications products are sold to end-users principally through indirect channels including OEMs, system integrators, distributors and VARs.  We market and sell our technology products, primarily in the form of software development kits, directly to developers of IP, video and wireless communication products and applications.  We sell to service providers through major telecommunications equipment vendors.  In several countries in the Asia-Pacific region we sell our software development kits indirectly through local sales representatives.

We currently have sales offices in the United States in New Jersey, California and New Hampshire.  We also have a sales office in Israel and sales and marketing or representative/liaison offices in Hong Kong, China, Korea, Japan, India, Singapore, the United Kingdom, France, Germany, Italy, Spain, Brazil and Mexico.

We have dedicated sales teams to support our large strategic partners as well as to identify potential strategic customers who would deploy our products on large scales and generate significant revenues for us.

We won several prestigious awards for our solution offerings in 2011.  Telepresence and Videoconferencing Insight, a global video conferencing research firm, selected us as the “Best Video-Enabled Unified Communications Company of the Year 2010.”  Technology Marketing Corporation’s (TMC®) INTERNET TELEPHONY magazine (www.itmag.com) named our SCOPIA XT1000 SMB solution as a recipient of the 2010 Product of the Year Award along with its 2011 Unified Communications Excellent Award for our BEEHD for Desktop.  TMC also named our SCOPIA Video Gateway for Microsoft Lync 2010 as a recipient of a 2010 Communications Solutions Product of the Year Award.  In early 2012, TMC named us as a recipient of the 2011 INTERNET TELEPHONY magazine Product of the Year Award for the SCOPIA Mobile HD Video Conferencing solution.

As an end-to-end solution provider, we are committed to working closely with our valued partners to create strong and beneficial sales and support opportunities.  Our partners are diverse, ranging from small specialized businesses to medium sized companies for which video is just one aspect of their business to very large enterprises that deploy several network systems.  Our Eye-To-Eye Partner Program is designed to:

•	Align partners and our company to common business goals;

•	Reward partners for selling our solutions;

•	Generate demand for our solutions through jointly funded marketing activities;

•	Increase partners’ turnover in selling our solutions;

•	Make it easy for partners to work with our company; and

•	Provide the assistance required to support end users.

Our Eye-To-Eye Partner Program is targeted at resellers, distributors and VARs who want to increase their revenues by joining forces with us, and our program ensures the highest level of support for partners.

Marketing organization.  Our marketing organization develops strategies and implements programs to support the sale of our products and technology and to sustain and enhance our market position as an industry leader.  Our current marketing efforts include various sales and channel support programs designed to drive sales and to increase industry visibility, including press/analyst tours, trade shows and events, speaking engagements and ongoing interaction with analysts and the media as well as targeted marketing programs.  Additional programs include technical and training seminars where customers and other industry participants are educated in real-time IP communication technology and the benefits of our products and technology.  We also view our website and social media as important marketing tools for lead generation, customer relations and to support our market position as video communication experts through quality content, including providing information related to issues relevant to the communication industry, as well as important product and market trends.

To reinforce and further strengthen our market position as a technology leader in the field of real-time IP, wireless and visual communication, we actively participate in key industry consortia and standards bodies.  We are also active in defining and reviewing evolving IP communication standards that are being developed by international standards bodies and industry organizations, including:

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

•
UCIF (Unified Communications Interoperability Forum), a worldwide alliance that defines and certifies interoperability scenarios, delivers implementation guidelines and recommends best practices for interoperability; and

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

The principal competitors in the market for our video business products are Cisco (which acquired Tandberg in 2010), LifeSize (acquired by Logitech in 2009), Polycom, Sony, Vidyo, Huawei, ZTE and various small or new market entrants.

The principal competitors in the market for our software development kit products currently include Aricent, Data Connection Limited, Ecrio, M5T ENEA (which acquired Netbrics), Trillium Digital Systems (acquired by Continuous Computing) and open source developers and in-house developers employed by manufacturers of  telecommunication equipment and systems.

Additional competitors may enter any of our markets at any time.

Manufacturing

Our manufacturing operations consist of product and materials planning, procurement, out-sourcing of sub-assembled kits, final assembly, testing, quality control, packaging and shipping.  We generally assemble, test and integrate our products at a subcontractor’s facilities in Israel for our video infrastructure products and use Philippines-based subcontractors for video endpoint products for room systems.  We test our products both during and after the manufacturing and assembly process using internally developed quality assurance testing procedures.  We use an enterprise resource planning Oracle ERP system.  We believe that the efficiency of our assembly process to date is largely due to our product architecture and our design for manufacturability.  We manufacture our software development kits on CD-ROMs and package and ship them accompanied by relevant documentation, or through FTP linked internet access.

We are committed to managing the quality of our products and services and reducing their environmental impact.  Our quality management system is in compliance with ISO 9001:2008 standard, and is certified to this standard since September 2, 1999 (certificate number I4879).  Our environmental management system is in compliance with ISO 14001:2004 standard, and is certified to this standard since January 18, 2004 (certificate number I1904X).

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

C.           Organizational Structure

We have twelve wholly-owned subsidiaries: RADVISION Inc. and its wholly-owned subsidiary RADVISION Government Services, Inc. in the United States, RADVISION (HK) Ltd. in Hong Kong, RADVISION (UK) Ltd. in the United Kingdom, RADVISION FRANCE S.A.R.L. in France, RADVISION Japan KK in Japan, RADVISION B.V. in the Netherlands, RADVISION GmbH in Germany, RADVISION ESPAÑA, S.R.L. in Spain and RADVISION Brazil Serviços Ltda. in Brazil, all of which are primarily engaged in the sale and marketing of our products and technology, and RADVISION Communication Development (Beijing) Co. Ltd. in China. and RADVISION S.r.l in Italy, both of which are primarily engaged in research and development and the sale and marketing of our products and technology.

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

D.           Property, Plants and Equipment

Our headquarters and principal administrative, finance, sales and marketing and promotion operations are located in approximately 65,000 square feet of leased office space in Tel Aviv, Israel at an aggregate rental cost of approximately $1.7 million in 2011.  The lease for our principal offices expires in June 2015 and is fully paid up until June 2012.  In the United States, we lease approximately 12,600 square feet of office space in Fair Lawn, New Jersey under a lease expiring in September 2012, approximately 3,200 square feet in Sunnyvale, California under a lease expiring in November 2012 and approximately 5,500 square feet in Bedford, New Hampshire under a lease expiring in April 2016.  We also lease approximately 2,650 square feet in Hong Kong under a lease expiring in May 2014, approximately 150 square feet in Singapore under a lease expiring in July 2012, approximately 2,240 square feet in Korea under a lease expiring in December 2012, approximately 2,200 square feet in Uxbridge, United Kingdom under a lease expiring in July 2013, approximately 13,300 square feet in Ancona, Italy under a lease expiring in December 2015 (although we have been advised that the current owner of this premises is under bankruptcy proceedings which may influence our rights to use the premises), approximately 9,800 square feet in China under a lease expiring in December 2012, approximately 1,800 square feet in Japan under a lease expiring in February 2013, approximately 270 square feet in France under a lease expiring in June 2014.  The aggregate annual rent for our sales and service offices in the United States, Hong Kong, China, Japan, Singapore, India, the United Kingdom, Italy, Korea and France was approximately $1.8 million in 2011.

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

Background

We are a leading provider of products and technologies for unified visual communications, including video network infrastructure, developer tools, and HD room, telepresence suites, desktop and mobile video conferencing systems.  We were incorporated in January 1992, commenced operations in October 1992 and commenced sales of our products in the fourth quarter of 1994. Our ordinary shares are listed on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange (symbol: RVSN).

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our revenues are generated mainly in U.S. dollars (“dollars”) or are linked to the dollar and a majority of our expenses is incurred in dollars.  Consequently, we use the dollar as our functional currency.  Transactions and balances in other currencies are re-measured into dollars according to the principles in Financial Accounting Standards Board, or FASB, Accounting Standards Codification ASC, 830 “Foreign Currency Matters.”  Gains and losses arising from re-measurement are reflected in the statements of operations as financial income or expenses as appropriate.

Overview

We are one of the industry’s leading providers of products and technologies for unified visual communications, including video network infrastructure, developer tools and high definition (HD) room, telepresence suites, desktop and mobile video conferencing systems .  Hundreds of thousands of end-users around the world today communicate over a wide variety of networks using products and solutions based on or built around our multimedia communication platforms and software development solutions.  We have over 600 customers worldwide, including Alcatel-Lucent, Cisco, Comverse, Huawei, HTC, LG Electronics, LifeSize/Logitech, Microsoft, Nortel, NTT/DoCoMo, Orange Telecom, Philips, Quanta, Samsung, Siemens, Sony, Telecom Italia, and Technicolor (formerly Thomson).

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

Our VBU offers one of the broadest and most complete end-to-end videoconferencing solutions for IP, ISDN (integrated services digital network), SIP, H.323 and 3G-based networks in the industry today.  These products are sold to businesses of all sizes and markets including the large and small enterprise market, government agencies and service providers. The VBU provides a complete offering for deployment of a videoconferencing solution, including video network infrastructure, desktop, conference room endpoint products, telepresence suites and management software.  We sell our products through a worldwide network of distributors, VARs, OEMs, and system integrators, who use our products to develop and install advanced IP and ISDN-based visual communication solutions for use in the company meeting room and on employee’s desktops.  We also sell our products and platforms to major vendors, such as Alcatel-Lucent, Cisco and IBM, which then integrate our solutions into their communications platforms and architectures.  These integrated solutions enable the delivery of real-time interactive IP and 3G-based video telephony services over both broadband connections (such as cable and DSL) and 3G mobile networks.  Over the years we expanded our offerings to include a software desktop solution through our acquisition of FVC and its wholly-owned subsidiary, CUseeMe Networks, Inc., in March 2005, and a room video conferencing solution through our acquisition of selected assets from Aethra Video Srl and Aethra SpA in February of 2010.

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

Many of our arrangements include multiple elements.  Such elements typically include any or all of the following: products or software licenses, software maintenance and technical support and in some cases customization and development of software services.  For multiple-element software licensing sales arrangements which do not contain tangible products and do not involve significant modification or customization of the software or services that are considered essential to the functionality of the software, revenues are allocated to the different elements in the arrangement based on each element’s relative fair value using vendor-specific objective evidence, or VSOE, as the basis of fair value.  We defer revenue for the fair value of our undelivered elements (usually maintenance and support) and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement when all other basic revenue recognition criteria have been met.  Any discount in the arrangement is allocated to the delivered element.  The VSOE of fair value of the maintenance and support services included in multiple element arrangements is determined based on the price charged when sold separately (i.e. when maintenance is renewed) and based on VSOE established by management for new products.

For multiple-element arrangements which contain tangible products containing software components and non-software components that function together to deliver the product’s essential functionality, the multiple deliverables are evaluated to determine the unit of accounting, and the entire fee from the arrangement is allocated to each unit of accounting based on the relative selling price of each deliverable.  When applying the relative selling price method, we determine the selling price for each deliverable using VSOE of selling price, if it exists, or TPE of selling price.  If neither VSOE nor TPE of selling price exist for a deliverable, we use our best estimate of selling price for that deliverable.  Revenue allocated to each element is then recognized when the other revenue recognition criteria are met for each element.

With respect to multiple-element arrangements that involve significant modification or customization of the software or involve services that are considered essential to the functionality of the software, contract accounting is applied according to the provisions of ASC 605-35 “Construction-Type and Production-Type Contracts,” or ASC 605-35 in accordance with which revenues are recognized on the percentage of completion basis, when collectability is probable.  Percentage of completion is determined based on the “output method”, meaning upon completion of milestones.  However, in cases where uncertainty exists subsequent to the completion of the milestone with regard to customer acceptance, revenue is not recognized until actual customer acceptance.  The recognition of losses on uncompleted contracts is reflected in the period in which the likelihood of losses is identified.

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

The total compensation cost related to options granted to employees under our share-based compensation plan recognized for the years ended December 31 2009, 2010 and 2011 amounted to $4.3 million, $2.6 million and $2.0 million, respectively.

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

Goodwill and Intangible Assets.  Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.  The goodwill on our balance sheet is a result of our acquisitions of the assets of Aethra in February 2010, FVC in March 2005 and VisionNex Technologies, Inc., or VisionNex, in September 2004.  The identifiable intangible assets, other than goodwill, included in our balance sheet as of December 31, 2011 are customer relationships, technology, distribution network and in process research and development acquired from Aethra .  We review goodwill for potential impairment, according to a two-phase process for impairment testing, at least annually and other intangible assets when events or changes in circumstances indicate the carrying value of the other intangible assets may be impaired, in which case we may obtain an appraisal from an independent valuation firm to determine the amount of impairment, if any. In addition to the possible use of an independent valuation firm, we perform internal valuation analyses.  Goodwill and intangible assets that resulted from the acquisitions of Aethra, FVC and VisioNex are allocated to the VBU segment and the goodwill impairment testing is performed at the reporting unit level.  We determine fair value using widely accepted valuation techniques, including discounted cash flow analysis.  This type of analysis requires us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies.  It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.  As of December 31, 2011, we determined there was no impairment of goodwill. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge.  In addition, we have compared our market capitalization based upon our closing share price as reported by NASDAQ, including an estimated control premium that an investor would be willing to pay for a controlling interest in us, to the fair value of our company based on the third party valuation study.  The determination of a control premium requires the use of judgment and is based primarily on comparable industry and deal-size transactions, related synergies and other benefits.

In accordance with ASC 360 “Property, Plant and Equipment” and ASC 205 “Presentation of Financial Statements,” we perform tests for impairment of long-lived assets whenever events or circumstances suggest that other long-lived assets may not be recoverable.  This analysis differs from our goodwill analysis in that impairment is only deemed to have occurred if the sum of the forecasted undiscounted future cash flows related to the assets is less than the carrying value of the asset we are testing for impairment.  If the forecasted cash flows are less than the carrying value, then we are required to write down the carrying value to its estimated fair value based primarily upon forecasted discounted cash flows.  As of December 31, 2011, no events or changes in circumstances indicating that other long-lived assets may not be recoverable were identified.

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

Significant Expenses

Cost of Revenues.  Our cost of revenues consists of component and material costs, direct labor costs, subcontractor fees, related overhead and depreciation and amortization.  Our gross margin is affected by the selling prices for our products as well as the proportion of our revenues generated from the sale of our technology products as compared to our video business products.  Generally, our revenues from the sale of our technology products have higher gross margin than our revenues from the sale of our video business products.  In addition, within our VBU, our revenues from the sale of our infrastructure products have generally higher gross margin than revenues from the sale of our end point revenues.  Accordingly, as the relative proportion of our revenues from our end point products increases as a percentage of our total revenues, our overall gross margin will decline.

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

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2009, 2010 and 2011, including the percentage data in the following table, is based upon our statements of income contained in our financial statements for those periods and the related notes, included in this annual report:

	December 31,
	2009	2010	2011
Revenues	100.0%	100.0%	100.0%
Cost of revenues	21.4	27.6	32.0
Gross profit	78.6	72.4	68.0
Operating expenses:
Research and development	33.3	32.5	41.0
Selling and marketing	34.1	33.3	46.3
General and administrative	6.8	6.3	7.3
Additional consideration for Aethra assets purchase	-	-	1.0
Acquisition-related restructuring expenses, net	-	2.9	0.1
Acquisition-related costs	0.7	0.3	-
Total operating expenses	74.9	75.3	95.8
Operating income (loss)	3.7	(2.9)	(27.8)
Financial income, net	2.1	1.0	1.2
Tax expense, net	(6.8)	(1.7)	(3.4)
Net loss	(1.0)%	(3.6)%	(30.0)%

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Revenues.  Revenues decreased by 18% from $95.2 million for the year ended December 31, 2010 to $78 million for the year ended December 31, 2011.  This decrease in revenues was primarily attributable to a decrease in sales to Cisco.  In April 2010, Cisco completed the acquisition of TANDBERG, one of our principal competitors.  As a result of the acquisition, Cisco sales declined to 34% of our sales in 2010 and to 12% in 2011.  We expect Cisco sales to continue to decline in 2012.  VBU sales decreased by $17.2 million compared to 2010, while TBU sales remained at the same level as 2010.  The decrease in VBU sales is mainly attributable to a decrease in our OEM revenues (mainly from reduced sales to Cisco) which was off-set in part by an increase in our revenues from sales to end point users.

Revenues from video products decreased by 22% from $79.3 million for the year ended December 31, 2010 to $62.1 million for the year ended December 31, 2011.  The decrease in revenues from video products was primarily attributable to a decrease in sales to Cisco, which was off-set in part by an increase in sales of our endpoint product lines.  Revenues from technology products remained at $16.0 million for the year ended December 31, 2011, as in the year ended December 31, 2010.

Revenue from sales to customers in the Americas decreased from $49.7 million, or 52.2% of revenue, for the year ended December 31, 2010 to $28.6 million, or 36.6% of revenue, for the year ended December 31, 2011, a decrease of $21.1 million, or 42.5%.  The decrease in sales to customers in the Americas was primarily attributable to the decrease in sales to Cisco.

Revenue from sales to customers in Europe, the Middle East and Africa, or EMEA, increased from $23.5 million, or 24.6% of revenue, for the year ended December 31, 2010, to $25.8 million, or 33.1% of revenue, for the year ended December 31, 2011, an increase of $2.3 million, or 9.9%.  The increase in sales to customers in EMEA was primarily attributable to an increase in sales of our endpoint product lines.

Revenue from sales to customers in the Asia-Pacific region increased from $22.1 million, or 23.2% of revenue, for the year ended December 31, 2010, to $23.6 million, or 30.3% of revenue, for the year ended December 31, 2011, an increase of $1.5 million, or 7.0%.  The increase in sales to customers in the Asia-Pacific region is primarily attributable to an increase in sales of our endpoint product lines.

Cost of Revenues.  Cost of revenues decreased from $26.3 million for the year ended December 31, 2010, to $25.0 million for the year ended December 31, 2011, a decrease of $1.3 million, or 4.9%.  Gross profit as a percentage of revenues was 72.4% for the year ended December 31, 2010 as compared to 68.0% for the year ended December 31, 2011.  The decrease in our gross margin is primarily attributable to a higher portion of endpoint product sales within our revenue mix which have a lower gross margin.  Cost of revenues for the years ended December 31, 2010 and 2011 includes $129,000 and $118,000, respectively, of stock-based compensation recorded under ASC 718.

Research and Development Expenses.  Research and development expenses increased from $30.9 million for the year ended December 31, 2010, or 32.5% of revenues, to $31.9 million for the year ended December 31, 2011, or 41.0% of revenue, an increase of $1.0 million, or 3.3%.  The increase in research and development expenses was primarily attributable to additional payroll expenses as a result of the Aethra assets acquisition in February 2010 and to the appreciation of the NIS against the U.S. dollar, which increased the dollar value of our Israeli personnel expenses.  Research and development expenses for the years ended December 31, 2010 and 2011 include $930,000 and $700,000, respectively, of stock-based compensation recorded under ASC 718.

Selling and Marketing Expenses.  Selling and marketing expenses increased from $31.7 million for the year ended December 31, 2010, or 33.3% of revenues, to $36.1 million for the year ended December 31, 2011, or 46.3% of revenues, an increase of $4.4 million, or 13.8%.  During 2011, we decided to increase our investment in sales and marketing in order to support future revenue growth.  The increase in selling and marketing expenses was primarily attributable to an increase in the number of sales and marketing employees and an increase in marketing activities.  Marketing and selling expenses for the years ended December 31, 2010 and 2011 include $777,000 and $791,000 respectively, of stock-based compensation recorded under ASC 718.

General and Administrative Expenses.  General and administrative expenses decreased from $6.1 million for the year ended December 31, 2010, or 6.3% of revenues, to $5.7 million for the year ended December 31, 2011, or 7.3% of revenues, a decrease of $0.4 million, or 5.9%.  The decrease in general and administrative expenses was primarily attributable to lower professional fees due to expenses incurred in 2010 in connection with the self-tender offer for our company’s ordinary shares and lower stock-based compensation expenses, which were partially offset by higher doubtful debt expenses in 2011.  General and administrative expenses for the years ended December 31, 2010 and 2011 include $ $790,000 and $428,000, respectively, of stock-based compensation recorded under ASC 718.

Acquisition-related restructuring expenses.  We recorded acquisition-related restructuring expenses of $2.7 million for the year ended December 31, 2010, or 2.9% of revenue, compared to $0.1 or 0.1% for the year ended December 31, 2011.  Acquisition-related restructuring expenses consist of certain expenses that we are required to pay under Italian law relating to former employees of the Aethra video department, who are currently subject to the Italian Cassa Integrazione Guadagni Straordinaria, or CIGS, unemployment plan.  Under the CIGS plan, such employees are entitled to unemployment benefits from the Italian government, and we are required to pay monthly social security payments and severance payments.

Acquisition-related costs.  In 2010, we recorded $364,000 of acquisition-related expenses, mainly legal and accounting costs that we incurred in connection with the acquisition of certain Aethra assets.  In 2011, we recorded $806,000 of acquisition-related expenses related to the second and final phase of the acquisition of the Aethra assets, as the payment was not considered part of the business combination payment.

Financial Income, Net.  Financial income, net decreased from $1.0 million for the year ended December 31, 2010 to $920,000 for the year ended December 31, 2011.  Financial income, net includes $306,000 and $340,000 of other than temporary impairment with respect to available for sale securities in 2010 and 2011, respectively.  Financial income in 2010 and 2011 was primarily derived from the investment of the proceeds of our March 2000 initial public offering, cash generated from operating activities and exercise of options by employees, which was offset in part by the use of cash to repurchase our ordinary shares.

Tax Expense, Net. For the year ended December 31, 2011, we recorded income tax expense of approximately $2.7 million.  Our tax expenses were primarily attributable to current foreign tax expenses of approximately $897,000, an increase in the valuation allowance on deferred income tax assets, which resulted in tax expenses of $1,235,000 and $523,000, for prior years’ tax expenses.  For the year ended December 31, 2010, we recorded income tax expense of approximately $1.6 million.  The expense was primarily attributable to foreign tax expenses of approximately $1.2 million and prior years’ tax expenses of $532,000, partially offset in part by a $136,000 tax benefit resulting from an increase in deferred income tax assets.

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

For the years ended December 31, 2008 and 2009, Cisco accounted for approximately 39% and 42%, respectively, of our sales.  In April 2010, Cisco completed the acquisition of TANDBERG, one of our principal competitors.  As a result of the acquisition, Cisco sales declined to 34% of our sales in 2010.

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

Acquisition-related restructuring expenses.  We recorded acquisition-related restructuring expenses of $2.7 million for the year ended December 31, 2010, or 2.9% of revenue.  Acquisition-related restructuring expenses consist of certain expenses that we are required to pay under Italian law relating to former employees of the Aethra video department, who are currently subject to the CIGS unemployment plan.  Under the CIGS plan, such employees are entitled to unemployment benefits from the Italian government, and we are required to pay monthly social security payments and severance payments.  We did not record any acquisition-related restructuring expenses for the year ended December 31, 2009.

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

Consolidated Balance Sheet Data

Trade Receivables.  Trade receivables increased from $15.1 million as of December 31, 2010 to $18.5 million as of December 31, 2011, an increase of $3.4 million, or 22.2%.  The increase in trade receivables was primarily attributable to a different mix of customers in 2011 and sales that were back-end loaded, in the fourth quarter.

Allowance for Doubtful Accounts.  Allowance for doubtful accounts increased from $1.5 million as of December 31, 2010 to $2.0 million as of December 31, 2011.  Allowance for doubtful accounts as a percentage of trade receivables increased from 10.2% as of December 31, 2010 to 10.6% as of December 31, 2011.

Other Receivables and Prepaid Expenses.  Other receivables and prepaid expenses decreased from $7.1 million as of December 31, 2010 to $6.1 million as of December 31, 2011, a decrease of $1.0 million, or 13.5%.  This decrease was primarily attributable to receivables from governmental authorities and an increase in valuation allowance for deferred tax assets.

Inventories.  Inventories decreased from $2.6 million as of December 31, 2010 to $2.2 million as of December 31, 2011, a decrease of $400,000, or 13.3%.  The number of inventory days outstanding decreased from approximately 32 days as of December 31, 2010 to approximately 29 days as of December 31, 2011.  The decrease in number of inventory days was primarily attributable to better than expected fourth quarter sales and lower production forecasts.

Trade Payables.  Trade payables decreased from $3.5 million as of December 31, 2010 to $3.1 million as of December 31, 2011, a decrease of $400,000, or 10.3%.  The decrease in trade payables was primarily attributable to decreased manufacturing activities by our turnkey manufacturers.

Other Payables, Accrued Expenses and Deferred Revenues.  Other payables, accrued expenses and deferred revenues decreased from $27.0 million as of December 31, 2010 to $22.9 million as of December 31, 2011, a decrease of $4.1 million, or 15.2%.  This decrease was primarily attributable to payment of accrued liabilities related to the acquisition of the Aethra assets and payment of amount accrued for Italian CIGS employees.

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

The following table presents information about the rate of inflation in Israel, the rate of depreciation or appreciation of the NIS against the U.S. dollar, and the rate of inflation of Israel adjusted for the depreciation:

Year ended December 31,	Israeli inflation rate %	NIS depreciation (appreciation) rate %	Israeli inflation adjusted for depreciation (appreciation) %
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6.0)	8.7
2011	2.2	7.7	(5.5)

We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the depreciation of the NIS against the dollar or if the timing of the depreciation lags behind inflation in Israel.

During 2011 the NIS depreciated against the U.S. dollar.  A depreciation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless these expenses or payables are linked to the dollar.  This depreciation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar, as occurred during 2010, has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.  Exchange rate fluctuations and especially larger periodic depreciations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure.  As of December 31, 2011, we had outstanding forward exchange contracts for the acquisition of NIS 3.7 million in consideration for $1.0 million matured in January 2012.  As of December 31, 2011, the changes in fair value of these contracts were a loss of $50,000.

Recently Issued Accounting Standards

In May 2011, the FASB issued guidance that changed the requirement for presenting “Comprehensive Income” in the consolidated financial statements.  The guidance requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  The currently available option to disclose the components of other comprehensive income within the statement of stockholders’ equity will no longer be available.  The guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively.  The adoption of the standard will have no impact on our financial position or results of operations, but will result in a change in the presentation of our basic consolidated financial statements.  We are evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment.  The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards.  The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted.  The adoption of this guidance is not expected to have a material impact on our financial statements.

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

In February 2010, we acquired certain assets of Aethra, including certain intellectual property and technology for HD video conferencing endpoint systems.  In 2011, we completed the acquisition.  The total purchase price for the acquisition as of December 31, 2011 was $9.4 million and in connection with the acquisition we also recorded $2.8 million of acquisition-related restructuring expenses, which represent labor related expenses.

On September 7, 2010, we completed a self-tender offer to purchase 5.0% of our voting power, or 976,906 of our ordinary shares, for $7.30 per share, net to the seller in cash, less any required withholding taxes and without interest.  We paid an aggregate of approximately $7.13 million for the tendered shares accepted for purchase.

As of December 31, 2011, we had approximately $19.7 million in cash and cash equivalents, $35.5 million in short term investments, and our working capital was approximately $56.0 million.  Taking into account long-term investments, we had approximately $90.6 million in cash and investments as of December 31, 2011.  We believe that our working capital is sufficient for our present requirements and is sufficient to meet our day to day operating expenses and material commitments for the next twelve months.

Our management believes that another financial measure that is important in assessing our company’s financial condition is day’s sales outstanding, or DSOs.  Our DSOs increased from 52 days at December 31, 2010 to 77 days at December 31, 2011. The increase was primarily attributable to a different mix of customers in 2011 and sales that were back-end loaded quarters in the fourth quarter.

Capital expenditures for the years ended December 31, 2009, 2010 and 2011 were approximately $2.1 million, $2.9 million and $2.4 million, respectively.  These expenditures were principally for research and development equipment, office furniture and equipment.  We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations, infrastructure and personnel.

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2009	2010	2011
	($ in thousands)
Net cash provided by (used in) operating activities	7,256	6,005	(19,608)
Net cash provided by (used in) investing activities	(4,711)	(22,101)	23,318
Net cash used in financing activities	(128)	(6,440)	(1,753)
Net increase (decrease) in cash and cash equivalents	2,417	(22,536)	1,957
Cash and cash equivalents at beginning of period	37,872	40,289	17,753
Cash and cash equivalents at end of period	40,289	17,753	19,710

Net cash used in operating activities was approximately $19.6 million for the year ended December 31, 2011.  This amount was primarily attributable to our net loss of $23.4 million adjusted for depreciation and amortization expenses of $4.6 million, stock-based compensation of $2.0 million recorded under ASC 718, a $1.2 million decrease in deferred tax asset, a decrease of $797,000 in long term prepaid expenses, an increase in severance pay of $582,000, a decrease of $480,000 in accrued interest, a decrease of $340,000 in inventory and a decrease in other accounts receivables and prepaid expenses of $48,000.  These adjustments to net loss were offset in part by a $3.4 million increase in trade receivables, a decrease of $2.1 million in accrued expenses and other accounts payable, a $396,000 tax benefit of relating to loss carryforwards arising from the exercise of non-qualified employee stock options, a decrease of $362,000 in trade payables and a $70,000 decrease in deferred revenues.  Net cash provided by operating activities was approximately $6.0 million for the year ended December 31, 2010.  This amount was primarily attributable to our net loss of $3.4 million adjusted for an increase of $5.8 million in accrued expenses and other accounts payable, depreciation and amortization expenses of $4.7 million, stock-based compensation of $2.6 million recorded under ASC 718, an increase of $2.0 million in trade payables and a decrease of $1.3 million in long term prepaid expenses.  These adjustments to net loss were off-set in part by a $3.4 million increase in trade receivables, an increase of $1.5 million in inventory, a $1.0 million increase in other accounts receivables and prepaid expenses, a $497,000 tax benefit relating to loss carryforwards arising from the exercise of non-qualified employee stock options, a $365,000 increase in accrued interest, a $136,000 increase in deferred tax asset and a $126,000 decrease in deferred revenues.  Net cash provided by operating activities was approximately $7.3 million for the year ended December 31, 2009.  This amount was primarily attributable to our net loss of $774,000 adjusted for depreciation and amortization expenses of $3.2 million, stock-based compensation of $4.3 million recorded under ASC 718, an increase in a valuation allowance in the amount of $4.4 million and a decrease of $2.4 million in trade receivables, net.  These adjustments to net loss were off-set in part by a decrease of $3.1 million in accrued expenses and other accounts payable, a $1 million increase in other accounts receivables and prepaid expenses, an increase of $1 million in long term prepaid expenses and a $421,000 decrease in accrued interest.

Net cash provided by investing activities was approximately $23.3 million for the year ended December 31, 2011.  The cash provided by investing activities in the year ended December 31, 2011 was attributable to net proceeds from maturity and withdrawal of bank deposits and marketable securities in the amount of $27.3 million, partially offset by the use of approximately $1.6 million for the acquisition of Aethra assets and $2.4 million for purchases of property and equipment.  Net cash used in investing activities was approximately $22.1 million for the year ended December 31, 2010.  Of the cash used in investing activities in the year ended December 31, 2010, approximately $7.0 million was used for the acquisition of Aethra asset, $2.9 million was used for purchases of property and equipment and $12.2 million was used to purchase investments in bank deposits and marketable securities.  Net cash used in investing activities was approximately $4.7 million for the year ended December 31, 2009.  Of the cash used in investing activities in the year ended December 31, 2009, approximately $2.1 million was used for purchases of property and equipment and approximately $2.6 million was used to purchase investments in bank deposits and marketable securities.

Net cash used in financing activities was approximately $1.8 million for the year ended December 31, 2011.  Of the cash used in financing activities in the year ended December 31, 2011, $3.9 million was used to purchase treasury shares at cost, offset by the issuance of $1.7 million of ordinary shares and treasury stock upon the exercise of options and a $396,000 tax benefit relating to loss carryforwards arising from the exercise of non-qualified employee stock options.  Net cash used in financing activities was approximately $6.4 million for the year ended December 31, 2010.  Of the cash used in financing activities in the year ended December 31, 2010, $7.1 million was used to purchase 5% of our voting power in the self-tender offer completed in September 2010, offset by a $497,000 tax benefit relating to loss carryforwards arising from the exercise of non-qualified employee stock options and the issuance of $194,000 of ordinary shares and treasury stock upon the exercise of options.  Net cash used in financing activities was approximately $128,000 for the year ended December 31, 2009.  Of the cash used in financing activities in the year ended December 31, 2009, $1.1 million was used for the repurchase of our company’s shares, offset by a $567,000 tax benefit arising from the exercise of non-qualified employee options and the issuance of $446,000 of ordinary shares and treasury stock.

During the second quarter of 2006, our Board of Directors authorized the repurchase of up to $30 million or two million of our ordinary shares in the open market from time to time at prevailing market prices.  The repurchase program received the approval of the District Court in Tel Aviv-Jaffa in August 2006 in accordance with the requirements of the Israeli Companies Law.  Under this program, which was completed in 2007, we repurchased 1,631,724 ordinary shares at a total purchase price of approximately $30 million, or an average price of $18.37 per share.

During the third quarter of 2007, our Board of Directors authorized the repurchase of up to an additional $30 million of our ordinary shares in the open market from time to time at prevailing market prices.  The repurchase program received the approval of the District Court in Tel Aviv-Jaffa in November 2007 in accordance with the requirements of the Israeli Companies Law.  As of December 31, 2011, we had repurchased 3,564,360 ordinary shares under the program at a total purchase price of approximately $27.3 million, or an average price of $7.66 per share.

As of December 31, 2011, we had reissued 1,115,560 of the repurchased ordinary shares in connection with the exercise of employee stock options.

As of December 31, 2011, our principal commitments consisted of obligations outstanding under operating leases.  Our capital requirements are dependent on many factors, including market acceptance of our products and the allocation of resources to our research and development efforts, as well as our marketing and sales activities. In 2011, we experienced increases in our expenditures as a result of the growth in our operations and personnel.  We intend to increase our expenditures in the future consistent with our anticipated growth.  We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

C.           Research and Development, Patents and Licenses

We place considerable emphasis on research and development to expand the capabilities of our existing products and technology, to develop new products and to improve our existing technologies and capabilities.  We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and technology and to introduce on a timely basis new commercially viable products and technology addressing the needs of our customers.  Our investment in research and development for the years ended December 31, 2009, 2010 and 2011 was $27.0 million, $30.9 million and $31.9 million, respectively.  We intend to continue to devote a significant portion of our personnel and financial resources to research and development.  As part of our product development process, we seek to maintain close relationships with our customers to identify market needs and to define appropriate product specifications.

As of December 31, 2011, our research and development staff consisted of approximately 209 employees compared to 222 as of December 31, 2010.  In 2011, our research and development activities were conducted mainly at our facilities in Tel Aviv, Israel and in part in Beijing, China, New Hampshire, the United States and Ancona, Italy. To introduce new, high quality products, we deploy procedures for the design, development and quality assurance of our new product developments.  Our team is divided according to our existing product lines.  Each product line team is headed by a team leader and includes software or hardware engineers and quality control technicians.

As of December 31, 2011, we owned eight registered U.S. patents relating to various aspects of interactive multimedia communications.  During 2011, we filed three new patent applications with the U.S. Patent and Trademark Office covering protocols and techniques to improve multi-media communications.  We also filed two patent applications in other countries’ patent offices.

D.           Trend Information

Revenues decreased from $95.2 million for the year ended December 31, 2010 to $78.0 million for the year ended December 31, 2011, a decrease of 18.1%.  The decrease in revenues in 2011 was primarily due to our VBU as a result of a decrease in the sales to Cisco, partially offset by an increase in sales of our endpoint products line that we introduced in 2010.  We expect that our new endpoint products line will account for a growing percentage of our revenues in the future.

Cisco accounted for approximately 42% of our sales in the year ended December 31, 2009.  In April 2010, Cisco completed the acquisition of TANDBERG, one of our principal competitors.  As a result of the acquisition, Cisco sales declined to 34% of sales in 2010 and to 12% in 2011.  We expect Cisco sales to decline further in 2012.

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

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments, as of December 31, 2011 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$10,888,000	$4,057,000	5,516,000	1,315,000	-
Uncertain income tax position (*)	$627,000	-	-	-	-
Accrued severance pay (**)	8,956,000	-	-	-	-
Total	$20,471,000	$4,057,000	$5,516,000	$1,315,000	$-
____________________
(*)
Under ASC 740, uncertain income tax position is due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement.  See Note 16a to the consolidated financial statements for further information regarding our potential liability under ASC 740.

(**)
Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law.  We are legally required to pay severance upon certain circumstances, primarily termination of employment by our company and retirement or death of the respective employee and other than in certain circumstances, there is no obligation to pay severance if the employee voluntarily resigns.  Of this amount, $1.7 million is unfunded.

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Zohar Zisapel (1)	63	Chairman of the Board of Directors
Boaz Raviv	52	Chief Executive Officer
Adi Sfadia	42	Chief Financial Officer
Joseph Atsmon (1) (2)	63	Director
Liora Lev (2)	59	Director
Yoseph Linde(2)	65	Director
Efraim Wachtel	67	Director
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

Dr. Yoseph Linde has served as an outside director (within the meaning of the Israeli Companies Law) since August 2008 and is a member of our Audit Committee.  Dr. Linde currently serves as general partner of Jerusalem Global Ventures, or JGV, a venture capital fund specializing in early investments in start-up companies providing products for Internet infrastructure, a position that he has held since 1999.  Dr. Linde also serves as a director of LocationNet Ltd. and Lumus Ltd., portfolio companies of JGV.  JGV manages three parallel funds (Israel and Cayman).  Dr. Linde is a general partner and director of two of the funds (CommLaunch Holdings and NetLaunch Holdings) and is also a director of the management company (JGV). Dr. Linde also serves as a director of PeerApp, Inc., a private company. From 1993 until 1999, Dr. Linde was the founder and chairman of LANart Corporation, a company acquired by Communications Systems Inc. in 1999.  From 1983 until 1993, Dr. Linde was the founder and chairman of Chipcom Corporation, a public company acquired by 3Com in 1995.  From 1982 until 1983, Dr. Linde held the position of Professor at the School of Engineering of Boston University.  Dr. Linde holds a B.Sc. degree in electrical engineering from the Technion – Israel Institute of Technology, a M.Sc. degree in electrical engineering from Tel-Aviv University and a Ph.D in electrical engineering from Stanford University.

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

Set forth below are the name, age, principal position and a biographical description of each of our other senior officers:

Name	Age	Position
Rael Kolevsohn	42	Vice President and General Counsel
Shani Sandner	41	Vice President of Human Resources
Roberto Giamagli	47	General Manager, Video Business Unit
Pierre Hagendorf	43	General Manager, Technology Business Unit
Ilan Givon	53	Vice President of Operations
Itai Margalit	42	General Manager for Europe, Middle East, Africa, Central and Latin America
Eitan Livne	49	General Manager for Asia-Pacific
Gabriela (Gaby) Koren	40	General Manager for the Americas
Robert Romano	56	Vice President of Marketing
Yair Wiener	35	Chief Technology Officer
Avi Moyal	52	Vice President of Business Development

Rael Kolevsohn has served as our Vice President and General Counsel since August 2007.  Prior to joining our company and from 1998 to 2007, Mr. Kolevsohn served as Vice President and General Counsel of Gilat Satellite Networks Ltd., a leading global provider of products and services for satellite based communications networks.  From 1994 to 1998, Mr. Kolevsohn completed his legal internship and worked as an associate at the Tel Aviv law firm of Yosiffof, Amir, Cohen & Co.  Mr. Kolevsohn holds an LL.B degree, with honors, from the Hebrew University of Jerusalem and is a member of the Israel Bar Association.

Shani Sandner has served as our Vice President of Human Resources since November 2011. Mrs. Sandner joined our company in June 2007 as Director, Corporate HR.  Prior to joining our company and from 2003 to 2007 Mrs. Sandner founded and led the Global Human Resources department of Formula Telecom Solutions (LSE: FTS) and from 2000 to 2003 managed the Recruitment Unit of ECTel Ltd. (now cVidya).  Mrs. Sandner has extensive experience in providing employment related consulting services as well as leading extensive internal organizational development processes.  Mrs. Sandner holds a B.A. degree in Psychology & Education, and an M.A. degree in Consulting Psychology, both from Tel Aviv University.

Roberto Giamagli has served as General Manager, Video Business Unit since March 2009.  Between January 2008 and June 2009, Mr. Giamagli served as our General Manager for Europe, Middle East and Africa operations.  Mr. Giamagli joined our company in October 2005 as director of sales for Italy.  Mr. Giamagli has over 18 years of international sales and management experience in the voice, video and data communications industry.  Prior to joining our company and from 1989, Mr. Giamagli served as a vice president, sales and vice president, marketing at Aethra SpA, where he established and expanded a direct and indirect sales team.  Mr. Giamagli holds a B.Sc. degree in Computer Science from Pisa University, Italy.

Pierre Hagendorf has served as the General Manager of our Technology Business Unit since December 2011.  Prior to this position, he served in various positions in our company from March 2001 to June 2010 including Corporate Vice President of Strategy and Chief Technology Officer.  Mr. Hagendorf returns to our company from NICE Systems Ltd., where he served as VP Strategy and Technologies from June 2010 to November 2011.  Prior to his first tenure in our company, Mr. Hagendorf served in various R&D management positions in National Semiconductor Corporation and VCON Telecommunications Ltd.  Mr. Hagendorf holds a B.A. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

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

Gabriela Koren has served as our General Manager for the Americas since January 2012. Prior to joining our company and from 1998 Mrs. Koren served in various positions with NICE Systems across multiple regions and continents, including VP Strategic Partners and Alliances and VP Sales.  Mrs. Koren has vast experience in managing direct and indirect sales, channel management, business development as well as managing large teams of employees.  Mrs. Koren holds a B.A. degree in Behavioral Science from the Tel Aviv College of Management and an M.B.A. degree from the Kellogg School of Management at Northwestern University.

Robert Romano has served as our Corporate Vice President of Global Marketing since November 2011.  Mr. Romano joined our company in 2005 as our VP of Enterprise Marketing.  Prior to joining our company and from 1995 to 1998, Mr. Romano has served as VP and General Manager at VTEL Products Corporation, an early market leader in videoconferencing solutions. From 1998 to 2001 Mr. Romano served as President of VCON, Inc., a market leader in video over IP solutions and from 2001 to 2003 he served as VP of Sales and Marketing at First Virtual Communications, an enterprise software conferencing company.  From 2003 to 2005, Mr. Romano was an industry consultant in the web and videoconferencing industry.  Prior to his involvement in the conferencing industry Mr. Romano served in a variety of sales, marketing and finance positions in IBM, both nationally in the U.S. and internationally.  He holds a B.A. degree in Business Administration and Accounting from the University of Washington in Seattle.

Yair Wiener has served as our Chief Technology Officer since March 2009. Mr. Wiener joined our company in 2001 as R&D engineer.  Mr. Wiener is an inventor of several registered patent applications and is the author of various academic research papers.  As part of his technology leadership role, Mr. Wiener also serves as a member of the board of the unified communications interoperability forums (UCIF) and Chairman of the H.264 SVC technical working group.  Mr. Wiener holds a B.A. degree in Physics, a B.Sc. degree in Electrical Engineering, and an M.Sc. degree in Computer Science from the Technion - Israel Institute of Technology.

Avi Moyal has served as our Corporate Vice President of Business Development since April 2009. In this role he is also responsible for our company’s strategic alliances.  Prior to his current role and from 1994, Mr. Moyal served in various positions at RADVISION Inc., initially as a Director of Technical Services and later as Director of Sales, Vice President of Strategic Accounts, and Vice President of Business Development.  Prior to joining our company Mr. Moyal held engineering and director of engineering positions at North Hills Israel, ACE Communications Group and Israel Aircraft Industry Ltd.  Mr. Moyal holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

B.           Compensation

The following table sets forth information concerning the total compensation paid with respect to all of our directors and our executive officers as a group during the year ended December 31, 2011.

Name and Principal Position	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
All officers and directors as a group (7 persons)	$744,260	$88,906

We provide automobiles or automobile expense reimbursement to our executive officers at our expense.

As of December 31, 2011, our directors and executive officers as a group, consisting of seven persons, held options to purchase an aggregate of 1,003,887 ordinary shares, having exercise prices ranging from $4.81 to $20.17.  The options granted to our executive officers and directors generally vest over a four-year period.  Since our 2009 annual general meeting options granted to our directors are fully vested at the date of grant. The options will expire between June 8, 2012 and November 2, 2017 (which is six to ten years from the date of grant of the respective options) or earlier upon termination of employment as an executive officer or with respect to a director, within 18 months after termination or resignation from such office.  All of such options were granted under our 2000 Stock Option Plan.  See this Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plan”. We pay each of our outside directors the minimum statutory annual and per meeting cash attendance fees payable to outside directors in companies of our size established in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended (currently, NIS 45,000 ($11,777) per year and NIS 1,590 ($416) per meeting attended), in accordance with the approval of our shareholder at our 2008 annual general meeting.

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

Pursuant to NASDAQ Stock Market Rules, compensation of our chief executive officer and other executive officers (as set forth in such rules) is recommended to our Board of Directors for determination by a majority of our independent directors, subject to any further approvals required under the Israeli Companies Law.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions Under Israeli Law”.

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

Our directors are nominated by a majority of our independent directors, as such term is defined under NASDAQ Stock Market Rules.

Outside and Independent Directors

Outside Directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors.  No person may be appointed as an outside director if such person or such person’s relative or affiliate has, as of the date of the appointment, or has had at any time during the two years preceding such date, any affiliation with the company, a controlling shareholder of the company or their respective affiliates.

The term “affiliation” is broadly defined in the Companies Law and includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

In addition, no person may serve as an outside director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.  If, at the time an outside director is to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

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

Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of shares voted at the meeting in favor of their election include at least a majority of the shares held by non-controlling shareholders or disinterested shareholders  (other than personal interest, which is not the result of  its affiliations with the controlling shareholder) that voted at the meeting  (not including abstentions); or

•	the total number of shares held by non-controlling shareholders voted against the election of the outside director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an outside director is three years and may be extended for up to two additional terms of three years each.  In addition, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Select Market, such as our company, may appoint an outside director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Reelection of an outside director may be effected through one of the following mechanisms: (i) the board of directors proposes the reelection of the nominee and the election is approved by the shareholders by the majority required to appoint outside directors for their initial term; or (ii) a shareholder holding one percent or more of the voting rights proposes the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than two percent of the voting rights in the company.  Outside directors may be removed from office only in a general meeting by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

Our Board of Directors has three outside directors under Israeli law. Mr. Joseph Atsmon and Ms. Liora Lev, both of whom have “accounting and financial expertise,” and Dr. Yoseph Linde, who has “professional expertise,” as such terms are defined under the Israeli Companies Law.  Mr. Atsmon was elected to serve as an outside director for an initial three year term in 2003, was elected to serve as an outside director for a second three-year term at our 2006 annual general meeting of shareholders and was elected to serve as an outside director for an additional three-year term at our 2009 annual general meeting of shareholders.  Ms. Lev was elected to serve as an outside director for an initial three year term at our 2006 annual general meeting of shareholders and was elected to serve as an outside director for a second three-year term at our 2009 annual general meeting of shareholders.  Dr. Yoseph Linde was elected to serve as an outside director for an initial three year term at our 2008 annual general meeting of shareholders and was elected to serve as an outside director for a second three-year term at our 2011 annual general meeting of shareholders.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and its audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the SEC.

Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.  We have not included such a provision in our Articles of Association since our board of directors complies with the independent director requirements of the NASDAQ Stock Market Rules described above.

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

Our Board of Directors has determined that each of Ms. Lev and Messrs. Atsmon and Linde qualifies as an independent director under the requirements of the SEC and NASDAQ.  Ms. Lev and Messrs. Atsmon and Linde are also our outside directors within the meaning of the Israeli Companies Law.

Committees of the Board of Directors

Audit Committee.  Our Audit Committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function, internal auditor and independent public accountants, finding any defects in the business management of our company for which purpose the Audit Committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our Board of Directors.  The responsibilities of the Audit Committee also include approving related-party transactions as required by Israeli law and determining whether certain related party transactions are “material” or “extraordinary” for the purposes of the requisite approval procedures; assessing the scope of work and compensation of our independent accountant; approving the terms of employment of any of our officers (in addition to the approval required of our Board of Directors); and setting procedures (including providing protections) to whistle blowers.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

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

Our Audit Committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members.  Under the Israeli Companies Law, the majority of the members of the Audit Committee are required to be “independent” (as such term is defined under the Israeli Companies Law) and the chairman of the audit committee is required to be an outside director. In addition, the following persons are disqualified from serving as members of the audit committee: the chairman, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder. Our Audit Committee is currently composed of Joseph Atsmon, Liora Lev and Yoseph Linde.  Joseph Atsmon has been elected as the Chairperson of the Audit Committee.  The Audit Committee meets at least once each quarter.  Our Audit Committee charter is available on our website at www.radvision.com.

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

Board Meeting in Urgent Situations

Section 100 of the Companies Law, requires that notice of a meeting of the Board of Directors be given a reasonable time in advance of the meeting. A recent amendment to Section 102 of the Companies Law provides, as an exception to this general rule, that subject to the consent of a majority of the directors, convening a board meeting without prior notice is permissible in urgent situations. Accordingly, in the 2011 annual general meeting, our shareholders approved an amendment to Article 90 of our Articles of Association, according to which in urgent situations, a Board meeting may be convened without any prior notice with the approval of a majority of the Directors, including a majority of those who are lawfully entitled to participate in and vote at such meeting (as conclusively determined by the Secretary, and in the absence of such determination, by the Chairman of the Board).

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

Approval of Transactions with Office Holders

Under the Israeli Companies Law and our Articles of Association, all arrangements as to compensation of office holders who are not directors require approval of our Audit Committee and Board of Directors.  The compensation of office holders who are directors must be approved by our Audit Committee, Board of Directors and shareholders.

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

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

The disclosure requirements that apply to an office holder also apply to a controlling shareholder with respect to his or her personal interest in a proposed transaction.  The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders.  The shareholder approval for such a transaction requires the affirmative vote of the holders of a majority of the voting power of the company present, provided that either (i) such majority includes at least a majority of the votes cast by shareholders who have no personal interest in the transaction or (ii) the votes cast by shareholders who have no personal interest in the transaction against the transaction do not represent more than two percent of the voting rights in the company. In addition, any such extraordinary transaction with a term of more than three years requires the requisite shareholder approval every three years unless (with respect to transactions not involving management fees or employment terms) the audit committee determines that a term in excess of three years is reasonable under the circumstances.

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

In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital in a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or listed securities nor under market terms, requires approval by the board of directors and the shareholders of the company.  Other than as described, under Israeli law private placements require the approval of the board of directors.

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request with the court within three months following the consummation of a full tender offer, unless the acquirer stipulates that any tendering shareholder forfeits its appraisal rights. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law") and a corresponding amendment to the Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Companies Law.  These sanctions include monetary sanctions and, for the office holders, certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The sanction that could be imposed upon an individual is up to NIS 1 million (currently equivalent to approximately $274,000), plus the greater of the following amounts payable to persons who suffered damages as a result of the office holder's violation: (i) the amount of profits earned or losses avoided by the office holder as a result of the violation, up to NIS 1 million, or (ii) compensation for damages suffered by the injured persons, up to 20% of the sanction imposed on the office holder.

The amendments to the Israeli Securities Law and the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) may be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.

Our Articles of Association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law.  On January 18, 2000, our shareholders agreed to indemnify our office holders to the fullest extent permitted under the Israeli Companies Law.  At our 2007 annual general meeting of shareholders, our shareholders approved a new form of indemnification agreement, which indemnifies the office holders to the fullest extent permitted under the Israeli Companies Law as was then in effect.  In light of the recent amendments to the Companies Law and to the Israeli Securities Law, at our 2011 annual general meeting our shareholders approved and amended form of such indemnification letter that ensures that the our directors and certain officers are afforded protection to the fullest extent permitted by law as currently in effect.  In addition, at our Extraordinary General Meeting that we have called for April 30, 2012, our shareholders will be asked to vote whether to approve an amendment to our form of indemnification letter to provide that the maximum coverage available to all indemnitees under such agreement will be changed from fifty percent of the net equity of our company based on the then-most recent financial statements made publicly available before the date on which the indemnity payment is made to fifty percent of the net equity of our company as of December 31, 2011 (equal to approximately $51 million).

We have also obtained directors and officers liability insurance for the benefit of our office holders.  At our Extraordinary General Meeting that we have called for April 30, 2012, our shareholders will be asked to vote whether to approve an increase in the aggregate coverage available under our current directors’ and officers’ liability insurance policy from $15 million to $30 million to be provided to our directors and certain of our officers.

D.	Employees

We reduced the number of our employees during early 2009 as part of our cost-cutting initiatives.  The number of our employees increased in 2010, primarily due to our engagement of personnel who were previously employed by Aethra, and remained relatively constant in 2011.

The following table presents the number of our employees categorized by activity as of December 31:

	As of December 31,
	2009	2010	2011
Research and development	199	222	209
Sales and marketing	127	139	147
Operations and customer support	35	36	37
Management and administration	32	32	31
Total	393	429	424

The following table presents the number of our employees categorized by geographic location as of December 31:

	As of December 31,
	2009	2010	2011
Israel	226	224	220
Americas	74	66	57
Asia-Pacific	71	74	76
Europe	22	65	71
Total	393	429	424

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

In addition, Israeli law requires Israeli employees and employers to pay specified sums to the National Insurance Institute, which is similar to the United States Social Security Administration.  Since January 1, 1995, such amounts also include payments for national health insurance.  The payments to the National Insurance Institute that include health insurance fees are approximately 17.9% of wages, of which the employee contributes approximately 67.0% and the employer contributes approximately 33.0%.  The majority of our permanent employees are covered by life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.  We contribute 13.3% to 15.8%, depending on the employee, of base wages to such plans and the employee contributes about 5.0%.  We and our employees are not parties to any collective bargaining agreements.  However, certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Manufacturers’ Association of Israel, are applicable to our employees by “extension orders” of the Israeli Ministry of Labor.  These provisions principally concern periodic cost of living adjustments, travel allowances, recuperation pay and other conditions of employment.

At the start of their employment, our employees in Israel generally sign written employment agreements that include confidentiality and non-compete provisions.  At the start of their employment, our employees in North America generally sign offer letters specifying basic terms and conditions of employment as well as non-disclosure agreements.

In connection with the Aethra asset acquisition, we are required under Italian law to pay certain expenses relating to former employees of the Aethra video department who are currently subject to the Italian CIGS unemployment plan, or CIGS.  The agreement entered into with the seller provides, among other things, that the 150 employees who were previously part of Aethra’s video department will become subject to CIGS.  CIGS permits companies experiencing financial difficulties to temporarily suspend the employment of employees without having to pay their respective salaries and the suspended employees are entitled to unemployment benefits from the Italian government.  During CIGS we are only required to pay monthly social security payments and severance payments for the suspended employees.  As of the date of this annual report, approximately 33% of Aethra’s video department employees have been recalled to employment duty and have been hired by our Italian subsidiary RADVISION Italy S.r.l, while other employees continue to be suspended from work and receive benefits under the CIGS plan.

In accordance with Italian law, the application to approve a CIGS for crisis was filed with the authorities for a period of 12 months and expired on February 9, 2011.  On January 26, 2011, we formally commenced a collective voluntary dismissal procedure (Mobilità) in order to dismiss the employees currently subject to the CIGS plan, commencing February 10, 2011, which was agreed to by the Trade Union.  Pursuant to an agreement with the Trade Union executed on February 8, 2011, we  have filed an application for a further 12 months of CIGS for reorganization for all employees who do not adhere to the Mobilità.  Such CIGS for reorganization has been approved and expired on February 9, 2012.  Pursuant to another agreement with the Trade Union executed on February 17, 2012, we filed an application for a further 12 months of CIGS for reorganization for all employees still on pay roll but not needed. The approval process is still in course.  However, if the application is refused by the authorities, we will dismiss all of the employees that we do not intend to employ and will pay them advance notice payments and a mandatory indemnity payment.

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table and the footnotes thereto contain information as of April 19, 2012 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers.

Name	Number of ordinary shares (1)		Percentage of outstanding ordinary shares (2)
Zohar Zisapel	5,128,317	(3)	27.35%
Boaz Raviv	477,798	(4)	2.5%
Adi Sfadia	*		*
Joseph Atsmon	*		*
Liora Lev	*		*
Yoseph Linde	*		*
Efraim Wachtel	*		*
_______________________
*	Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable and to voting agreements entered into by each of Zohar Zisapel and Boaz Raviv with Avaya under which they have generally agreed, among other things, to vote all of the ordinary shares beneficially owned by each of them in favor of the approval of the merger agreement between our company and Avaya, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 18, 664,768 ordinary shares issued and outstanding (which exclude 3,851,455 ordinary shares held as treasury stock) as of April 19, 2012.

(3)
Includes (i) 3,424,151 ordinary shares owned of record by Mr. Zohar Zisapel; (ii) 85,000 ordinary shares issuable upon the exercise of currently exercisable options  granted to Mr. Zohar Zisapel, of which options to purchase 45,000 ordinary shares have an exercise price of $19.59 per share and expire in July 2013 ,options to purchase 20,000 ordinary shares have an exercise price of $7.81 per share and expire in November 2016 and options to purchase 20,000 ordinary shares have an exercise price of $5.3 per share and expire in November 2017; (iii) 1,121,097 ordinary shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 ordinary shares owned of record by RAD Data, an Israeli company.  Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RAD Data.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data.

(4)
This number reflects 477,798 ordinary shares issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date of this annual  report granted to Mr. Raviv, with exercise prices ranging between $4.81 and $20.17 and expiration dates ranging between January 30, 2013 and March 2, 2016.

Stock Option Plan

In 2000, we adopted our 2000 Employee Stock Option Plan, or the 2000 Plan, which authorizes the grant of options to employees and consultants of our company and its subsidiaries.  The 2000 Plan initially authorized the issuance thereunder of up to 636,477 ordinary shares and, in addition, subject to sufficient authorized share capital, provides for the reservation of up to 4% of our share capital, on a fully diluted basis, in each subsequent year following the year 2000.  We are currently authorized to issue up to 8,430,935 ordinary shares under the 2000 Plan.

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

A summary of the status of the 2000 Plan as of December 31, 2009, 2010 and 2011, and changes during the years ended on those dates, is presented below:

	Year ended December 31,
	2009			2010			2011
	Amount		Weighted average exercise price	Amount		Weighted average exercise price	Amount		Weighted average exercise price

Options outstanding at the beginning of the year	3,294,685	(1)	$10.18	3,394,896	(2)	$9.18	3,726,280	(3)	$8.64
Granted	746,300		$6.26	826,800		$6.37	990,800		$8.30
Exercised	(81,500)		$5.50	(33,475)		$5.77	(273,888)		$6.44
Cancelled and Forfeited	(564,589)		$11.69	(461,941)		$8.71	(436,451)		$8.09

Options outstanding at the end of the year	3,394,896	(2)	$9.18	3,726,280	(3)	$8.64	4,006,741	(4)	$8.77

Options exercisable at the end of the year	1,248,227		$11.69	1,748,368		$10.56	2,163,900		$9.97

Options that may be granted as of the end of the year	605,346			670,770			551,040
______________________________

(1)	Including options to purchase 340,625 ordinary shares granted to directors of our company outside of the 2000 Plan, pursuant to the approval of our shareholders.

(2)	Including options to purchase 230,800 ordinary shares granted to directors of our company outside of the 2000 Plan, pursuant to the approval of our shareholders.

(3)	Including options to purchase 271,600 ordinary shares granted to directors of our company outside of the 2000 Plan, pursuant to the approval of our shareholders.

(4)	Including options to purchase 334,900 ordinary shares granted to directors of our company outside of the 2000 Plan, pursuant to the approval of our shareholders.

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

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information, as of the date of April 19, 2012, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares.

Name	Number of ordinary shares beneficially owned (1)		Percentage of outstanding ordinary shares (2)
Zohar Zisapel	5,128,317	(3)	27.35%
Yehuda Zisapel	1,341,950	(4)	7.19%
Ross Margolies.	1,578,112	(5)	8.45%
Renaissance Technologies LLC	924,949	(6)	4.96%
 ______________

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, subject to community property laws where applicable and to voting agreements entered into by each of Zohar Zisapel and Yehuda Zisapel with Avaya under which they have generally agreed, among other things, to vote all of the ordinary shares beneficially owned by each of them in favor of the approval of the merger agreement between our company and Avaya, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.  Please also see the Schedule 13D filed by Avaya, together with certain of its affiliates, with the SEC on March 15, 2012 (for further details about the merger agreement see Item 10C “Material Contracts”).

(2)	The percentages shown are based on 18,665,668 ordinary shares issued and outstanding (which exclude 3,850,555 ordinary shares held as treasury stock) as of April 19, 2012.

(3)
Includes (i) 3,424,151 ordinary shares owned of record by Mr. Zohar Zisapel; (ii) 85,000 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, of which options to purchase 45,000 ordinary shares have an exercise price of $19.59 per share and expire in July 2013 ,options to purchase 20,000 ordinary shares have an exercise price of $7.81 per share and expire in November 2016 and options to purchase 20,000 ordinary shares have an exercise price of $5.3 per share and expire in November 2017; (iii) 1,121,097 ordinary shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 ordinary shares owned of record by RAD Data, an Israeli company.  Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RAD Data.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data.

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

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 14, 2012. The Schedule 13G/A states that of such shares, 1,567,000 ordinary shares are held by Stelliam Master Fund, L.P., a Cayman Islands exempted limited partnership, and Stelliam Master Long Fund, L.P., a Cayman Islands exempted limited partnership. Stelliam Investment Management LP serves as investment manager for such funds and Mr. Ross Margolies is the managing member of Stelliam Investment Management LP.  Therefore, each of Stelliam Investment Management LP and Mr. Margolies may be deemed to be the beneficial owner of shares held for the account of such funds. In addition, the Schedule 13G/A states that Mr. Margolies holds directly 11,112 ordinary shares.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 13, 2012.  The Schedule 13G/A was filed by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation due to its majority ownership of Renaissance Technologies LLC.

Significant Changes in the Ownership of Major Shareholders

On September 28, 2010, Mr. Zohar Zisapel filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 4,887,401, or 26.33%, of our ordinary shares.  The Schedule 13D/A reflects an increase in Mr. Zohar Zisapel’s beneficial ownership of our ordinary as a result of the self-tender offer that we completed in September 2010.  On August 22, 2011, Mr. Zohar Zisapel filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 5,108,317, or 27.61%, of our ordinary shares.  The Schedule 13D/A reflects an increase in Mr. Zohar Zisapel’s beneficial ownership of our ordinary as a result of open market purchases effected on the NASDAQ Global Select Market in the prior 60 days.   On March 19, 2012, Mr. Zohar Zisapel filed a Schedule 13D/A with the SEC reflecting beneficial ownership of 5,128,317, or 27.7%, of our ordinary shares.  The Schedule 13D/A reflects an increase in Mr. Zohar Zisapel’s beneficial ownership of our ordinary shares as a result of a grant of 20,000 additional options on November 2, 2011.

On February 10, 2009, Clough Capital filed with the SEC Amendment No. 2 to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,232,973, or 6.09%, of our ordinary shares.  The Schedule 13G/A reflects that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital serves as investment adviser.  Such shares may be deemed beneficially owned by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Clough, Canty and Brock, the managing members of Clough Capital Partners LLC.  Each such entity and person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.  On February 10, 2010, Clough Capital filed with the SEC Amendment No. 3 to Schedule 13G, reflecting that it ceased to own any of our shares.

On February 13, 2009, Systematic Financial Management, L.P. reported in an amendment to its Schedule 13G that it had beneficial ownership of 1,124,890 of our ordinary shares and therefore it had ceased to be the beneficial owner of more than 5% of our outstanding shares.

On February 13, 2009, Renaissance Technologies LLC, or Renaissance, filed a Schedule 13G with the SEC reflecting beneficial ownership of 1,513,023, or 7.7%, of our ordinary shares.  On February 12, 2010, Renaissance filed with the SEC Amendment No. 1 to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 1,252,470, or 6.42%, of our ordinary shares. On February 11, 2011, Renaissance filed with the SEC Amendment No. 2 to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 936,895, or 5.05%, of our ordinary shares. The Schedule 13G/A reflects that the shares are deemed beneficially owned by James H. Simons due to his controlling interest in Renaissance Technologies LLC.  On February 13, 2012, Renaissance filed with the SEC Amendment No. 3 to the Schedule 13G, on Schedule 13G/A, reflecting beneficial ownership of 924,949, or 5.03%, of our ordinary shares. The Schedule 13G/A reflects that the shares are deemed beneficially owned by Renaissance Technologies Holdings Corporation due to its majority ownership of Renaissance Technologies LLC.

On April 19, 2010, Stelliam Investment Management LP., or Stelliam Management, and Mr. Ross Margolies filed a Schedule 13G with the SEC reflecting beneficial ownership of 993,500, or 5.09%, of our ordinary shares.  On April 20, 2010, such reporting persons filed with the SEC Amendment No. 1 to the Schedule 13G, on Schedule 13G/A, reflecting that Mr. Margolies’ beneficial ownership had increased to 1,004,612, or 5.15%, of our ordinary shares, while Stelliam’s beneficial ownership had not changed.  On February 10, 2011, such reporting persons filed with the SEC Amendment No. 2 to the Schedule 13G, on Schedule 13G/A, reflecting that Mr. Margolies’ beneficial ownership had increased to 1,711,112, or 9.22%, of our ordinary shares and  Stelliam’s beneficial ownership had increased to 1,700,000, or 9.16%.  The Schedule 13G/A states that the 1,700,000 ordinary shares are held for the account of Stelliam Master Fund, L.P., a Cayman Islands exempted limited partnership, and Stelliam Master Long Fund, L.P., a Cayman Islands exempted limited partnership.  Stelliam Management serves as investment manager for such funds and Mr. Margolies is the managing member of Stelliam Management.  Therefore each of Stelliam Management and Mr. Margolies may be deemed to be the beneficial owner of the ordinary shares held for the account of such funds.  In addition, the Schedule 13G/A states that Mr. Margolies holds directly 11,112 ordinary shares. On February 14, 2012, such reporting persons filed with the SEC Amendment No. 3 to the Schedule 13G, on Schedule 13G/A, reflecting that Mr. Margolies’ beneficial ownership had decreased to 1,578,112, or 8.58%, of our ordinary shares and  Stelliam’s beneficial ownership had decreased to 1,567,000, or 8.52%.  The Schedule 13G/A states that the 1,567,000 ordinary shares are held for the account of Stelliam Master Fund, L.P., a Cayman Islands exempted limited partnership and Stelliam Master Long Fund, L.P., a Cayman Islands exempted limited partnership.  Stelliam Management serves as investment manager for such funds and Mr. Margolies is the managing member of Stelliam Management.  Therefore each of Stelliam Management and Mr. Margolies may be deemed to be the beneficial owner of the ordinary shares held for the account of such funds.  In addition, the Schedule 13G/A states that Mr. Margolies directly holds 11,112 ordinary shares.

On March 14, 2012 we entered into a definitive merger agreement with Avaya, a global provider of business communications and collaboration systems and services. Pursuant to the merger agreement, Avaya will acquire our company and will hold 100% of our shares.  For more information about our merger with Avaya see Item 10C “Material Contracts.”

Major Shareholders Voting Rights

The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 19, 2012, there were 22 holders of record of our ordinary shares, of which 9 record holders holding approximately 79.23% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 79.23% of our outstanding ordinary shares as of such date).

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

Transactions with related parties:

	Year ended December 31,
	2009	2010	2011
	($ in thousands)
Revenues (1)	$526	$277	$113
Cost of revenues (2)	$11	$15	$30
Research and development expenses (3)	$66	$77	$144
Marketing, selling, general and administrativeexpenses (3)	$336	$467	$777
Purchase of property and equipment (4)	$329	$368	$298
___________________________________
(1)	Reflects revenues from our products and maintenance sold to affiliated companies.
(2)	Reflects the purchase of components from affiliated companies.
(3)	Reflects the reimbursement of costs to affiliated companies that such affiliated companies incurred in connection with administrative services that they have provided to our company.
(4)	Reflects the cost of property and equipment that we purchased from affiliated companies.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.                  FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Export Sales

See Note 14c of our consolidated financial statements.

Legal Proceedings

In 2003, a third party sent us correspondence alleging that some of our products infringe upon patents held by such third party and offered to license these patents to us.  Subsequent correspondence was exchanged during 2004, in which additional requests were made by the third party.  As of December 31, 2011, we recorded a provision of approximately $1,019 million, which we believe covers the probable loss from such allegations.

In March, 2010, Network Analysis GmbH, one of our resellers, filed a lawsuit against us in Germany, alleging we caused it damages due to, among other things, our cessation of the development of one of our products that we allegedly promised to develop.  The court subsequently rendered a decision in our favor and no appeal was filed.  In May, 2011 Network Analysis filed a lawsuit against the Company in the Tel Aviv District Court for the nominal amount of NIS 2,746,375 (Euro 504,691) with similar accusations.  Following initial legal proceedings that included the filing of a number of motions, the parties reached a settlement agreement whereby, in exchange for a lump sum payment, the reseller waived all related claims.

In September 2010, we received a letter from a shareholder, addressed to the Chairman of our Board of Directors, in which certain allegations were made with respect to certain actions and alleged inactions of our company, directors and executive officers in connection with the self-tender offer that we completed in September 2010.  We responded to the shareholder refuting all claims and denying any wrongdoings.

During the first quarter of 2012, we received letters from two separate third parties questioning the use in our products of certain technology that is allegedly patented by them.  We are still evaluating our position in response to these letters.  However, based on initial internal analysis we believe that these matters will not have a material effect on our financial position.

From time to time, we and our subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters.  In addition to the above mentioned legal proceedings, we do not believe that we are a party to any pending legal proceeding that is likely to have a material effect on our business, financial condition or results of operations.

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

ITEM 9.                  THE OFFER AND LISTING

A.           Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market (for periods from July 1, 2007), the NASDAQ Global Market (for periods prior to July 1, 2007) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
Year	High	Low	High	Low
2007	$24.97	$10.39	$25.13	$10.57
2008	$11.84	$4.08	$11.29	$4.22
2009	$9.61	$4.31	$9.41	$4.55
2010	$9.02	$5.60	$8.90	$5.50
2011	$12.00	$4.55	$12,56	$4.67

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
2010
First Quarter	$6.95	$5.95	$6.93	$5.92
Second Quarter	$6.96	$5.60	$6.84	$5.50
Third Quarter	$7.00	$6.00	$7.22	$6.14
Fourth Quarter	$9.02	$6.30	$8.90	$6.34

2011
First Quarter	$11.71	$8.55	$11.94	$8.61
Second Quarter	$12.00	$7.28	$12.56	$7.12
Third Quarter	$7.89	$5.22	$7.61	$5.42
Fourth Quarter	$10.27	$4.55	$9.94	$4.67

2012
First Quarter	$11.75	$7.06	$11.75	$6.82

Monthly Stock Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
October 2011	$5.83	$4.88	$5.95	$5.00
November 2011	$5.85	$4.55	$5.84	$4.67
December 2011	$10.27	$4.76	$9.81	$4.81
January 2012	$9.90	$7.26	$9.75	$6.94
February 2012	$8.41	$7.06	$8.27	$6.87
March 2012	$11.75	$7.62	$11.77	$7.59
April 2012 (until April 20)	$11.76	$11.71	$11.89	$11.49

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

C.           Material Contracts

On March 14, 2012 we entered into a definitive merger agreement with Avaya, a global provider of business communications and collaboration systems and services, and Sonic, a wholly-owned indirect subsidiary of Avaya. Pursuant to the terms of the merger agreement, Sonic will merge with and into our company, with our company continuing as the surviving corporation.  We will become a wholly-owned subsidiary of Avaya and our ordinary shares will cease to be traded on NASDAQ and the TASE.  Each of our ordinary shares issued and outstanding at the effective time of the merger (other than ordinary shares held by us, Avaya or Sonic) will automatically be converted into the right to receive a payment in cash, without interest and less any applicable withholding tax, equal to $11.85. The merger is valued at approximately $230 million.

The merger, which was approved by the board of directors of both companies, is subject to the approval of our shareholders, as well as customary closing conditions.  We have called for an Extraordinary General Meeting of Shareholders to take place on April 30, 2012 to vote on the approval of the merger agreement and the merger, among other items. The approval requires the affirmative vote of the holders of a majority of the ordinary shares present (in person or by proxy) at the meeting and voting on such matter (not including abstentions and broker non-votes).

There is no financing condition to the obligations of Avaya to consummate the transaction and it is currently anticipated that the transaction will be consummated within 90 days of the signing of the merger agreement.  Holders of an aggregate of approximately 33.34% of our outstanding shares have entered into voting agreements with Avaya under which they have generally agreed, among other things, to vote all of the ordinary shares owned by them in favor of the approval of the merger agreement, the merger and the other transactions contemplated thereby and against any alternative transaction.

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

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at the rate of 24% in 2011.  On December 5, 2011, the Israeli Parliament, or the Knesset, passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Tax Burden Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate and increases the corporate tax rate and capital gains tax to 25% in 2012 and thereafter.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

We had two capital investment programs that were granted “Approved Enterprise” status under the Investment Law which expired in 2009 and in 2011, and two programs that qualify as “Beneficiary Enterprises” pursuant to an amendment to the Investment Law that came into effect on April 1, 2005.  One of the Beneficiary Enterprise programs was converted from a previously Approved Enterprise program pursuant to the approval of the Israel Tax Authority that we received in October 2007.

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

The April 2005 amendment to the Investment Law revised the criteria for investment programs qualified to receive tax benefits, which, if qualified, are referred to as a “Beneficiary Enterprise” (rather than the previous terminology of “Approved Enterprise”).  Companies that meet the specified criteria will receive the tax benefits without need for prior approval and instead, a company may claim the tax benefits offered by the Investment Law directly in its tax returns.  Among other things, the April 2005 amendment provides tax benefits to both local and foreign investors.  The period of tax benefits for a new Beneficiary Enterprise commences in the year that is the later of: (i) the year in which taxable income is first generated by a company, or (ii) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law.  The amendment does not apply to investment programs approved on or prior to March 31, 2005 and applies only to new investment programs.  We began to generate income under the provision of the amendment as of the beginning of 2006.

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

A company that owns an Approved Enterprise is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits, referred to as the “alternative track.”  Under the alternative track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved Enterprise and Beneficiary Enterprise within Israel).  The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise.  The benefits for a Beneficiary Enterprise are similar to the "alternative track" of an Approved Enterprise.

After expiration of the initial tax exemption period, the company is eligible for a reduced corporate tax rate of 15% to 25% for the following five to eight years, depending on the extent of foreign investment in the company (as shown in the table below).  The benefits period is limited to 12 years from the commencement of Year of Election.  A company in which more than 25% of the shareholders are non-residents of Israel, defined under the Investment Law as a Foreign Investors Company, may be eligible for benefits for an extended period of up to ten years.

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

The benefits available to an Approved Enterprise program and a Beneficiary Enterprise program are dependent upon the fulfillment of conditions stipulated in the Investment Law and related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital) and, for our Beneficiary Enterprises, the conditions contained in a pre-ruling that we received from the Israeli Tax Authority in October 2007.  If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest.

In 2011, due to the acquisition of certain assets from Aethra, we did not comply with all of the conditions stipulated in the pre-ruling that we received from the Israeli Tax Authority in October 2007. Therefore, on May 22, 2011 we submitted an application to the Israeli Tax Authority in respect to our  acquisition of certain assets from Aethra.  The Aethra acquisition and the provisions of such ruling may affect the tax benefits afforded to us under our Approved Enterprise and Beneficiary Enterprise programs.  As of the date of this annual report, we have not received any ruling from the Israeli Tax Authority regarding such application.

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

In December 2010, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which, among other things, include amendment to the Investment Law, effective as of January 1, 2011.  According to the amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to companies eligible for the "Preferred Enterprise" status.  In order to be eligible for preferred enterprise status, a company must meet minimum requirements to establish that it contributes to the country's economic growth and is a competitive factor for the gross domestic product.  Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law in effect prior to 2011) and subsequently would be subject to the amended tax rates as follows: in peripheral regions (Development Area A) the reduced tax rate is 10% in 2011 and 2012 and is scheduled to be 7% in 2013 and 2014 and 6% starting from 2015.  In other regions the tax rate is 15% in 2011 and 2012 and is scheduled to be 12.5% in 2013 and 2014 and 12% starting from 2015.  Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a Preferred Enterprise out of the “Preferred Income” would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates).  A distribution from a Preferred Enterprise out of the “Preferred Income” would be exempt from withholding tax for an Israeli-resident company.  A company electing to waive its Privileged Enterprise or Approved Enterprise status through June 30, 2015 may distribute “Approved Income” or “Income” subject to 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and exempt from withholding tax for an Israeli-resident company.  Nonetheless, a distribution from income exempt under Privileged Enterprise and Approved Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Privileged Enterprise and Approved Enterprise programs upon distribution, or complete liquidation in the case of a Privileged Enterprise’s exempt income.

We are examining the possible effect of this amendment on our financial statements, if at all, and at this time have not yet decided whether to irrevocably implement the amendment.

Tax Benefits for Research and Development

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

Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

•	amortization of purchases of acquired technology, the cost of know–how and patents over an eight-year period for tax purposes;

•	amortization of specified expenses incurred in connection with a public issuance of securities over a three-year period for tax purposes;

•	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

•	accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Taxation of our Shareholders

The Tax Burden Law also increased the tax rate on dividend and capital gains by 5%.  As such, beginning in 2012, dividend paid to a non–Israeli resident and to Israeli individuals, will be subject to a  rate of  25%-30% depending on ownership percentage, unless reduced by an applicable tax treaty.

Taxation of Israeli Shareholders

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 25%, or 30%  for a shareholder that is considered a significant shareholder (within the meaning of the Israeli Income Tax Ordinance, which is a shareholder that holds directly or indirectly, including with others, at least 10% of any means of control in the company ) at any time during the 12-month period preceding such distribution.  Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the 25% tax rate.

Dividends paid from income derived from any of our Approved Enterprises or Beneficiary Enterprises are subject to tax, which is withheld at the source, at the rate of 15% (also for Israeli companies), although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability to this tax rate.

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

Capital gains taxes on sales of our ordinary shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, if those assets are either (i) located in Israel; (ii) are shares or right to shares in an Israeli resident corporation; (iii) represent, directly or indirectly , rights to assets located in Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  As of January 1, 2012, capital gains derived by a non-Israeli residents and Israeli individuals, on most instruments will be subject to tax at a 25%-30% rate unless an exemption is available under domestic law or an applicable tax treaty.  The Israeli Tax Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price, which is attributable to the increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.

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

Taxation of Non-Israeli Residents.  Capital gains from the sale of our ordinary shares are exempt from Israeli taxation for non-Israeli shareholders, that: (i) did not acquire their shares prior to our initial public offering; and (ii) such gains did not derive from a permanent establishment of such shareholders in Israel.  However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the US-Israel Tax Treaty, each as in effect as of the date hereof.  These sources may change, possibly with retroactive effect, and are open to differing interpretations.  This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

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

Foreign Tax Credit

Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit limitation purposes.  Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividend that we distribute generally will constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.”  The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors.  Each investor who is a U.S. Holder should consult with its own tax advisor to determine whether and to what extent that investor would be entitled to a foreign tax credit.

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

Passive Foreign Investment Company Considerations

As a result of our substantial cash position, we believe that there is a substantial risk that we qualified as a PFIC during the taxable year ended December 31, 2010, and some prior years, under a literal application of the asset test described above, which looks solely to the market value.  We believe that there is also a risk that we qualified as a PFIC during the taxable year ended December 31, 2011.  Special U.S. federal income tax rules apply to U.S. Holders owning shares of a PFIC.

For U.S. federal income tax purposes, a non-U.S. corporation will be considered a PFIC for any taxable year in which, after applying certain look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income.  For this purpose, passive income includes generally dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.  As a result of our substantial cash position, we believe that there is a substantial risk that we qualified as a PFIC, for U.S. federal income tax purposes, during the taxable year ended December 31, 2010, and some prior years, under a literal application of the asset test described above, which looks solely to the market value.  We believe that there is a risk that we also qualified as a PFIC during the taxable year ended December 31, 2011.

If we were classified as a PFIC at any time in its holding period, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income.  The amount allocated to each of the other taxable years would be subject to tax at the highest marginal tax rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years.  The tax liability with respect to the amount allocated to years prior to the year of the disposition, or “excess distribution,” cannot be offset by any net operating losses.  In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent.  If we are a PFIC in any year, a U.S. Holder would be required to file an annual return on IRS Form 8621.

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

As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a PFIC by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. Holder’s adjusted tax basis in the PFIC stock.  Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark to market election is made, is generally treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in its income with respect to such ordinary shares in prior years).  However, gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.  The mark-to-market election is available for so long as our ordinary shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market.”  Generally, a “qualified exchange or other market” includes a national securities exchange that is registered with the SEC or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934.  A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.  We believe that the NASDAQ Global Select Market will constitute a qualified exchange or other market for this purpose.  However, we cannot be certain that our ordinary shares will continue to trade on the NASDAQ Global Select Market or that the ordinary shares will be regularly traded for this purpose.

If we ceased to be a PFIC in 2011 (which is possible, but no assurance can be given in this regard), a U.S. Holder may make a “purging” election under Section 1298(b)(1) of the Code to mark the ordinary shares to market as of December 31, 2010.  Any resulting gain would be treated as an excess distribution in 2010.

The rules applicable to owning shares of a PFIC are complex, and each holder who is a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a PFIC.

Additional Tax on Investment Income

In addition to the taxes on dividends and dispositions of our ordinary shares described above, recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on net investment income, which may include dividends and capital gains, for taxable years beginning after December 31, 2012.

Information Reporting and Backup Withholding

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at the rate(currently) of  28%.  Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.  U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Beginning with the 2011 tax year, U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their U.S. Federal income tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares may be subject to certain additional U.S. information reporting requirements.

F.            Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information.  We post our annual report on Form 20-F and quarterly unaudited financial statements filed on Form 6-K on our website (www.radvision.com) promptly following the filing of such reports with the SEC.  The information on our website is not incorporated by reference into this annual report.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.  The Exchange Act file number for our SEC filings is 0-29871.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

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

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment in Short-term bank deposits and marketable securities.  As of December 31, 2011, the vast majority of this amount was linked to the U.S. dollar. The table below details our balance sheet exposure.

The securities in our portfolio are rated at the least as A1.  Securities representing about 23% of our marketable securities portfolio are rated as AAA.  The table below details our balance sheet exposure:

Expected Maturity Dates
	2012	2013	2014	2015	2016 and thereafter
	(in thousands)
Marketable securities	12,785	20,119	14,244	-	-
Auction rate securities(*)	-	-	-	-	1,042

(*) The balance is comprised of four auction rate securities, which have suffered from failed auctions since September 2007.  As a result of the auction failures these auction rate securities do not have a readily determinable market value.  As such, since 2008, we obtain a third party valuation to determine the fair values of these securities. The maturity dates for these securities are between 2036 and 2052.

Foreign Currency Exchange Risk

We develop products in Israel and sell them in the Americas, the Asia-Pacific region and in the Europe, Middle East and Africa region.  As a result our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

Most of our revenues generated outside of the United States are denominated in U.S. dollars.  Costs not effectively denominated in U.S. dollars are re-measured into U.S. dollars, when recorded, at the prevailing exchange rates at the date of the transaction.  Consequently, fluctuations in the rates of exchange between the U.S. dollar and non-U.S. dollar currencies affect our results of operations.  An increase in the value of a particular currency relative to the U.S. dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the U.S. dollar will decrease the dollar reporting value for those transactions.

Since most of our sales are quoted in dollars, and a portion of our expenses are incurred in NIS and Euro, our results may be adversely affected by the appreciation of the NIS and Euro against the U.S. dollar or by a change in the rate of inflation in Israel or if such change in the rate of inflation is not offset, or is offset on a lagging basis, by a corresponding depreciation of the NIS and Euro against the U.S. dollar and other foreign currencies.  In 2011 the NIS depreciated by approximately 7.7%, while in 2009 and 2010, the NIS appreciated by approximately 0.7% and 6.0%, respectively, against the U.S. dollar.  In 2009, 2010 and 2011, the annual inflation rate in Israel was approximately 3.9%, 2.7% and 2.2%, respectively.

To manage this risk, from time to time, we have entered into forward exchange contracts to hedge some of our foreign currency exposure. During the year ended December 31, 2011, we recognized net income of $299,000 related to the effective portion of our hedging instruments. The effective portion of the hedged instruments was included as an offset of payroll expenses in the statement of operations. During the year ended December 31, 2011, we recorded a loss of $ 1 due to ineffectiveness of payroll hedging activities in financial income, net. As of December 31, 2011, we had outstanding forward exchange contracts for the acquisition of NIS 3.7 million in consideration for $1.0 million matured in January 2012.  As of December 31, 2011, the changes in fair value of these contracts were a loss of $50,000.

ITEM 12.                  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

We sold 4,370,000 of our ordinary shares in our initial public offering on March 14, 2000.  The aggregate offering price of the shares sold was $87.4 million.  The total expenses of the offering were approximately $8,950,000.  None of such expenses were paid directly or indirectly to directors, officers, persons owning 10% or more of any class of equity securities of our company or to our affiliates.  The net public offering proceeds to us, after deducting the total expenses were approximately $78,500,000.  Such proceeds have been invested in liquid investments and short-term bank deposits and have been used for working capital purposes.  As of December 31, 2011, we had $42.4 million in cash, cash equivalents and short-term bank deposits.

ITEM 15.                  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations, or the COSO, of the Treadway Commission.  Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm that audited and reported on our consolidated financial statements for the year ended December 31, 2011.  The attestation report of our independent registered public accounting firm is set forth on page F-3 of our audited consolidated financial statements set forth in Item 18 “Financial Statements,” and is incorporated herein by reference.

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

ITEM 16.                RESERVED.

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Joseph Atsmon, an outside director and the Chairman of our Audit Committee, qualifies as an audit committee financial expert, as defined by rules of the SEC.  For a brief description of Mr. Atsmon’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

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

	Year ended December 31,
Services Rendered	2010		2011
Audit (1)	$295,500		$215,000
Tax (2)	65,974		65,687
Other	49,790	(3)	-
Total	$411,264		$280,687
______________
(1)
Audit fees are for audit services for each of the years shown in the table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted to the SEC on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)
Tax fees relate to services performed by the tax division for tax compliance, tax planning, and tax advice related to actual or contemplated transactions, review of our tax returns and tax consulting associated with international transfer prices.

(3)	Other fees in 2010 relate to services performed in connection with the Aethra asset acquisition, including due diligence and tax advice relating to the acquisition.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.  The policy generally pre-approves certain specific services in the categories of audit services, audit-related services and tax services up to specified amounts, and sets requirements for specific case-by-case pre-approval of certain projects, those which may have a material effect on our operations or services over certain amounts.  Pre-approval may be given as part of the Audit Committee’s approval of the scope of the engagement of our independent registered public accountants or on an individual basis.  Any proposed services exceeding general pre-approved levels also require specific pre-approval by our Audit Committee.  The pre-approval of services is sometimes delegated to one or more of the Audit Committee’s members, but the decision must be presented to the full Audit Committee at its next scheduled meeting.  The policy prohibits retention of the independent public accountants to perform the prohibited non-audit services defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the registered public accountants.

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the third quarter of 2007, our Board of Directors authorized the repurchase of up to $30 million of our ordinary shares in the open market from time to time at prevailing market prices (the Repurchase Program).  In November 2007, the Repurchase Program received the approval of the District Court in Tel Aviv - Jaffa in accordance with the requirements of the Israeli Companies Law.  As of December 31, 2011, we had repurchased 3,564,360 ordinary shares under the Repurchase Program at a total purchase price of approximately $27.3 million, or an average price of $7.66 per share.  In 2011, we purchased 404,138 ordinary shares at a total purchase price of approximately $3.9 million, or an average price of $9.55 per share.

On September 7, 2010, we completed a self-tender offer, under the Repurchase Program, to purchase 5.0% of our voting power, or 976,906 of our ordinary shares, for $7.30 per share, net in cash, less any required withholding taxes and without interest.  We paid an aggregate of approximately $7.13 million for the tendered shares accepted for purchase.

The following table sets forth, for each of the months indicated, the total number of shares purchased by us under the Repurchase Program, the average price paid per share, the number of shares purchased as part of our publicly announced repurchase programs, the maximum number of shares that may yet be purchased under the programs.

Period in 2011	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January	-	-	-	6,579,562
February	81,848	$11.31	3,242,070	5,653,578
March	117,250	$11.16	3,359,320	4,345,559
April	-	-	-	4,345,559
May	29,227	$9.47	3,388,547	4,068,769
June	100,667	$8.97	3,489,214	3,166,130
July	-	-	-	3,166,130
August	46,850	$5.99	3,536,064	2,885,482
September	28,296	$5.86	3.564,360	2,719,715
October	-	-	-	2,719,715
November	-	-	-	2,719,715
December	-	-	-	2,719,715

ITEM 16F.              CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.             CORPORATE GOVERNANCE

Under NASDAQ Listing Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

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

ITEM 16H.             MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                FINANCIAL STATEMENTS

Consolidated Financial Statements

Page

Reports of Independent Registered Public Accounting Firm	F-2 - F-4

Consolidated Balance Sheets	F-5 - F-6

Consolidated Statements of Operations	F-7

Statements of Changes in Shareholders' Equity	F-8 - F-9

Consolidated Statements of Cash Flows	F-10 - F-11

Notes to Consolidated Financial Statements	F-12- F-55

Schedule II	104

ITEM 12.                EXHIBITS

Exhibit            Description

1.1	Memorandum of Association of the Registrant (1)

1.2	Articles of Association of the Registrant, as amended(2)

2.1	Form of Ordinary Share Certificate(1)

4.1	Form of 2000 Employee Stock Option Plan (3)

4.2	Key Employee Share Incentive Plan, as amended(1)

4.3	Consultant Option Plan, as amended(1)

4.4	Merger Agreement with Avaya dated March 14, 2012(2)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.PRE	XBRL Taxonomy Presentation Linkbase Document.

101.CAL	XBRL Taxonomy Calculation Linkbase Document.

101.LAB	XBRL Taxonomy Label Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

___________________

*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as an exhibit to our registration statement on Form F-1, registration number 333-30916, as amended, filed with the SEC, and incorporated herein by reference.

(2)	Filed as an exhibit to our Report on Form 6-K for the month of March 2012 submitted on March 19, 2012, and incorporated herein by reference.

(3)	Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC, and incorporated herein by reference.

RADVISION Ltd. and Subsidiaries
Schedule II—Valuation and Qualifying Account

Column A	Column B	Column C		Column D			Column E
		Additions		Deductions
	Balance at Beginning of period	Charged to costs and expenses	Charged to shareholders equity	Due to write offs	Charged to costs and expenses	Charged to shareholders equity	Balance at end of period
Year ended December 31, 2011:
Allowance for doubtful accounts	1,520,000	481,000	-	-	43,000	-	1,958,000
Provision for slow-moving inventory or technological obsolescence	972,000	530,000	-	76,000	-	-	1,426,000
Deferred taxes valuation allowances	7,537,000	5,952,000	-	-	-	396,000	13,093,000
Total	$10,124,000	6,963,000	-	76,000	43,000	396,000	17,602,000
Year ended December 31, 2010:
Allowance for doubtful accounts	1,471,000	67,000	-	18,000	-	-	1,520,000
Provision for slow-moving inventory or technological obsolescence	804,000	444,000	-	182,000	94,000	-	972,000
Deferred taxes valuation allowances	7,705,000	329,000	-	-	-	497,000	7,537,000
Total	$9,980,000	$935,000	$-	$200,000	$94,000	$497,000	$10,124,000
Year ended December 31, 2009:
Allowance for doubtful accounts	927,000	580,000	-	36,000	-	-	1,471,000
Provision for slow-moving inventory or technological obsolescence	744,000	366,000	-	244,000	62,000	-	804,000
Deferred taxes valuation allowances	672,000	7,600,000	-	-	-	567,000	7,705,000
Total	$2,343,000	$8,546,000	$-	$280,000	$62,000	$567,000	$9,980,000

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADVISION LTD.

We have audited the accompanying consolidated balance sheets of RADVISION Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the accompanying financial statement Schedule II listed in the Index in Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the accompanying financial statement Schedule II listed in the Index in Item 18, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2012 expressed an unqualified opinion thereon.

As discussed in Note 2e to the consolidated financial statements, effective April 1, 2009, the Company changed its method of accounting for recognition and measurement of other-than-temporary losses on debt securities.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 23 , 2012	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADVISION LTD.

We have audited RADVISION Ltd.'s ("the Company") and its subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

In our opinion, the Company and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the accompanying financial statement Schedule II listed in the Index in item 18. Our report dated April 23, 2012 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 23 , 2012	A Member of Ernst & Young Global

RADVISION LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$17,753	$19,710
Short-term bank deposits	47,792	22,690
Short-term marketable securities	14,897	12,785
Trade receivables (net of allowance for doubtful accounts of $ 1,520 and $ 1,958 as of December 31, 2010 and 2011, respectively)	15,137	18,495
Other accounts receivable and prepaid expenses	7,083	6,129
Inventories	2,556	2,216

Total current assets	105,218	82,025

NON-CURRENT ASSETS:
Marketable securities	35,943	35,405
Prepaid expenses	1,055	258
Severance pay fund	7,662	7,260
Deferred tax asset, net	1,488	733

Total non-current assets	46,148	43,656

PROPERTY AND EQUIPMENT, NET	4,573	4,194

GOODWILL	4,747	4,747

OTHER INTANGIBLE ASSETS, NET	4,925	3,163

Total assets	$165,611	$137,785

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2010	2011

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$3,499	$3,137
Deferred revenues	7,938	7,868
Accrued expenses and other accounts payable	19,057	15,035

Total current liabilities	30,494	26,040

ACCRUED SEVERANCE PAY	8,776	8,956

Total liabilities	39,270	34,996

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 0.1 par value -
Authorized: 45,000,000 shares as of December 31, 2010 and 2011; Issued: 22,516,223 shares as of December 31, 2010 and 2011; Outstanding: 18,565,949 and 18,435,699 shares as of December 31, 2010 and 2011, respectively	234	234
Additional paid-in capital	149,121	151,554
Treasury stock (3,950,274 and 4,080,524 Ordinary shares as of December 31, 2010 and 2011, respectively)	(39,745)	(40,747)
Accumulated other comprehensive loss	(276)	(742)
Retained earnings (Accumulated deficit)	17,007	(7,510)

Total shareholders' equity	126,341	102,789

Total liabilities and shareholders' equity	$165,611	$137,785

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2009	2010	2011

Revenues:
Products	$52,199	$67,051	$48,030
License and royalties	13,374	11,135	11,261
Services	15,425	17,053	18,667

Total revenues	80,998	95,239	77,958

Cost of revenues:
Products	12,375	20,600	20,114
Services	4,996	5,657	4,865

Total cost of revenues	17,371	26,257	24,979

Gross profit	63,627	68,982	52,979

Operating costs and expenses:
Research and development	26,980	30,937	31,944
Selling and marketing	27,577	31,740	36,111
General and administrative	5,493	6,057	5,701
Acquisition-related restructuring expenses, net	-	2,722	105
Acquisition-related costs	580	364	806

Total operating costs and expenses	60,630	71,820	74,667

Operating income (loss)	2,997	(2,838)	(21,688)
Financial income, net	1,719	1,000	920

Income (loss) before taxes on income	4,716	(1,838)	(20,768)
Taxes on income	5,490	1,586	2,655

Net loss	$(774)	$(3,424)	$(23,423)

Basic and diluted net loss per Ordinary share	$(0.04)	$(0.18)	$(1.27)

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

					Accumulated other		Retained
			Additional		comprehensive	Total	Earnings	Total
	Ordinary shares		paid-in	Treasury	income	comprehensive	(Accumulated	shareholders'
	Number	Amount	Capital	stock	(loss)*)	loss	deficit)	equity

Balance as of January 1, 2009	19,632,713	$234	$141,107	$(32,733)	$348		$20,627	$129,583
Tax benefit related to exercise of stock options	-	-	567	-	-		-	567
Purchase of treasury shares	(204,833)	-	-	(1,141)	-		-	(1,141)
Exercise of share options by employees	81,500	-	-	904	-		(458)	446
Stock-based compensation	-	-	4,324	-	-		-	4,324
Other comprehensive loss:
Changes in fair value of cash flow hedge	-	-	-	-	(186)	$(186)	-	(186)
Accumulated effect of adoption of new accounting standard (Note 2e)	-	-	-	-	(1,198)	-	1,198	-
Unrealized gain from available-for-sale marketable securities	-	-	-	-	194	194	-	194
Net loss	-	-	-	-	-	(774)	(774)	(774)
Total comprehensive loss						$(766)

Balance as of December 31, 2009	19,509,380	234	145,998	(32,970)	(842)		20,593	133,013
Tax benefit related to exercise of stock options	-	-	497	-	-		-	497
Purchase of treasury shares	(976,906)	-	-	(7,131)	-		-	(7,131)
Exercise of share options by employees	33,475	-	-	356	-		(162)	194
Stock-based compensation	-	-	2,626	-	-		-	2,626
Other comprehensive loss:
Changes in fair value of cash flow hedge	-	-	-	-	317	$317	-	317
Unrealized gain from available-for-sale marketable securities	-	-	-	-	249	249	-	249
Net loss	-	-	-	-	-	(3,424)	(3,424)	(3,424)
Total comprehensive loss						$(2,858)

Balance as of December 31, 2010	18,565,949	234	149,121	(39,745)	(276)		17,007	126,341
Tax benefit related to exercise of stock options	-	-	396	-	-		-	396
Purchase of treasury shares	(404,138)	-	-	(3,860)	-		-	(3,860)
Exercise of share options by employees	273,888	-	-	2,858	-		(1,094)	1,764
Stock-based compensation	-	-	2,037	-	-		-	2,037
Other comprehensive loss:
Changes in fair value of cash flow hedge	-	-	-	-	(529)	$(529)	-	(529)
Unrealized gain from available-for-sale marketable securities	-	-	-	-	63	63	-	63
Net loss	-	-	-	-	-	(23,423)	(23,423)	(23,423)
Total comprehensive loss						$(23,889)

Balance as of December 31, 2011	18,435,699	$234	$151,554	$(40,747)	$(742)		$(7,510)	$102,789

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

*) Accumulated other comprehensive income (loss):	Year ended December 31,
	2009	2010	2011

Accumulated changes in fair value of cash flow hedge	$162	$479	$(50)
Accumulated unrealized loss from available-for-sale marketable securities	(1,004)	(755)	(692)

Total	$(842)	$(276)	$(742)

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
Cash flows from operating activities:
Net loss	$(774)	$(3,424)	$(23,423)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	3,153	4,724	4,583
Gain on sale of property and equipment	(1)	-	-
Accrued interest on marketable securities and bank deposits, amortization of premium, accretion of discount, other-than-temporary impairment of marketable securities, net	421	(365)	480
Stock-based compensation	4,324	2,626	2,037
Tax benefit related to loss carryforwards resulting from exercise of stock options	(567)	(497)	(396)
Decrease (increase) in trade receivables, net	2,406	(3,425)	(3,358)
Decrease (increase) in other accounts receivable and prepaid expenses	(1,000)	(1,032)	48
Decrease (increase) in inventories	205	(1,476)	340
Decrease (increase) in long-term prepaid expenses	(1,032)	1,255	797
Change in deferred tax asset, net	4,406	(136)	1,235
Increase (decrease) in trade payables	(577)	2,024	(362)
Decrease in deferred revenues	(245)	(126)	(70)
Increase (decrease) in accrued expenses and other accounts payable	(3,120)	5,800	(2,101)
Change in accrued severance pay, net	(343)	57	582

Net cash provided by (used in) operating activities	7,256	6,005	(19,608)

The accompanying notes are an integral part of the consolidated financial statements.

RADVISION LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Cash flows from investing activities:
Proceeds from maturity of marketable securities	32,495	23,490	27,140
Purchase of marketable securities	(31,490)	(43,285)	(24,973)
Proceeds from withdrawal of bank deposits	169,875	50,512	66,331
Purchase of bank deposits	(173,490)	(42,971)	(41,163)
Purchase of property and equipment	(2,103)	(2,863)	(2,442)
Payment for the acquisition of Aethra	-	(6,984)	(1,575)
Proceeds from sale of property and equipment	2	-	-

Net cash provided by (used in) investing activities	(4,711)	(22,101)	23,318

Cash flows from financing activities:
Purchase of treasury shares at cost	(1,141)	(7,131)	(3,860)
Issuance of treasury shares for cash upon exercise of options	446	194	1,711
Tax benefit related to exercise of stock options	567	497	396

Net cash used in financing activities	(128)	(6,440)	(1,753)

Increase (decrease) in cash and cash equivalents	2,417	(22,536)	1,957
Cash and cash equivalents at the beginning of the year	37,872	40,289	17,753

Cash and cash equivalents at the end of the year	$40,289	$17,753	$19,710

Supplemental disclosure of cash flow activity:

Cash paid during the year for:
Interest	$29	$-	$131

Income taxes	$242	$294	$472

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

The Company operates under two reportable segments: 1) the Video Business Unit ("VBU"), which develops a complete portfolio of video conferencing products, including video network infrastructure, desktop video solutions, conference room endpoint products and management software;  and 2) the Technology Business Unit ("TBU"), which focuses on creating developer toolkits for the underlying IP communication protocols and testing tools needed for real-time voice and video over IP.

b.
Revenues derived from the Company's largest customer in 2009, 2010 and 2011 represented 42%, 34% and 12%, respectively, of total sales. In April 2010, this customer acquired one of the Company's principal competitors. The Company expects that its sales to this customer will continue to decline in 2012.

c.	1.
On February 10, 2010, the Company acquired certain assets of Aethra Video Srl and Aethra SpA of Ancona, Italy (together, "Aethra"), including certain intellectual property and technology for High Definition  video conferencing endpoint systems. With this acquisition, the Company entered into the video conferencing endpoint market segment. The Company has had an original equipment manufacturer ("OEM") relationship with Aethra since 2005, through which the Company's video infrastructure products and technology have been included in Aethra video solutions, allowing Aethra to offer the market a complete end-to-end solution.

The agreements for the acquisition were incorporated into Aethra's pre-insolvency plan that was filed and admitted by the Italian court on January 25, 2010.

The acquisition also included the purchase of additional fixed assets and selected commercial agreements. As of December 31, 2010, the Company has paid $ 6,984 and accrued $ 1,575 for Aethra’s purchase price. As of December 31, 2011, the Company has paid the entire purchase price amount of  $ 8,559 and has no additional obligations to pay for the aquisition.

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

2.	Purchase Price Allocation:

In accordance with ASC 805, the total purchase price which was accrued during the first 12 months following the closing of the purchase agreement,  was allocated to the assets acquired and liabilities assumed based on their estimated fair values as set forth below as of the acquisition date. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

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

	Fair value	Useful life

Customer relationships (1)	$1,680	4 years
Technology (2)	4,200	4 years
In-process research and development (3)	830	4 years (*)

Total intangible assets	$6,710

(*)	In May 2010, upon completion of the development stage, the Company determined the useful life to be four years and classified this amount to Technology.

(1)	Customer relationships represent the underlying relationships and agreements with Aethra's installed customer base and will be amortized over a period of four years using the accelerated method.

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

The total acquisition related restructuring expenses, net of $ 2,722 in 2010 and $ 105 in 2011, consisted of certain labor related liabilities of Aethra's video department employees. Under Italian law, the Company assumed certain obligations towards these employees following the acquisition of certain Aethra assets in February 2010. These employees do not provide any service to the Company.

Such employees are currently subject to the Italian Cassa Integrazione Guadagni Straordinaria ("CIGS") unemployment plan. Under the CIGS plan, such employees are entitled to unemployment benefits from the Italian government and the Company is required to pay monthly social security payments and severance payments. Under the terms of the CIGS plan, the Company recorded a provision in the total amount of $ 2,478 and $ 1,764 as of December 31, 2010 and 2011, respectively (see also Note 10).

During 2011, the Company completed the second and final phase of the acquisition of Aethra. As part of the second phase the Company paid an additional $ 806 which was recorded as part of acquisition related costs  since according to ASC 805 this payment was not part of business combination payment.

In 2010, acquisition-related costs in the amount of $ 364 consisted mainly of legal and financial advisors fees.

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

Accordingly, the Company's and its subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters." Amounts in currencies other than dollars have been remeasured as follows:

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

The Company accounts for investments in debt securities in accordance with ASC 320, "Investments - Debt and Equity Securities." Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. As of December 31, 2010 and 2011, the Company classified its marketable securities (except for auction rate securities) as held-to-maturity securities and the auction rate securities as available-for-sale.

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

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The deposits are in dollars and bear interest at an annual weighted average rate of 1.36% and 1.70% at December 31, 2010 and 2011, respectively. The short-term deposits are presented at their cost, including accrued interest.

g.	Inventories:

Inventories are stated at the lower of cost or market value.

Cost is determined as follows:

Raw materials and finished products - using the average cost method.

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Inventory write-offs and write-down provisions are recorded to cover risks arising from slow-moving items and/or technological obsolescence. The Company periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on an assumption of future demand and market conditions) and the age of the inventory. Based on this evaluation, provisions are made when required to write inventory down, recorded as part of cost of revenues in consolidated statement of operations. During the years ended December 31, 2009, 2010 and 2011, the Company wrote-off and wrote down inventory due to slow-moving items and/or technological obsolescence in the amounts of $ 304, $ 350 and $ 530, respectively.

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

In the first phase of impairment testing, goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. For purpose of performing step one of the impairment test the Company estimated the fair value of the reporting unit according to the discounted cash flows (a present value technique). If the carrying value is less than the fair value, no impairment exists and the second step does not need to be completed. If the carrying value is higher than the fair value, there is an indication that impairment may exist, and a second step must be completed, to compute the amount of impairment. As of December 31, 2009, 2010 and 2011, no indication of impairment was identified. As a result, step two was not required.

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

Long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" and ASC 205, "Presentation of Financial Statements" ("ASC 360" and "ASC 205," respectively), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying value of the asset exceeds the aggregate undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. As of December 31, 2009, 2010 and 2011, no impairment losses were identified.

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

Severance pay expense for the years ended December 31, 2009, 2010 and 2011 amounted to approximately $ 1,182, $ 1,497 and $ 1,570, respectively.

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

The Company entered into derivative instrument arrangements to hedge a portion of its anticipated New Israeli Shekel ("NIS") payroll payments. These derivative instruments are designated as cash flows hedges, as defined by ASC 815, as amended, and are highly effective. The Company measures the fair value of the contracts in accordance with ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820") at Level 2. As of December 31, 2011, the Company had outstanding forward exchange contracts for the acquisition of NIS 3.7 million in consideration for $ 1,013 maturing in January 2012. As of December 31, 2011, the Company recorded accumulated unrealized loss in accumulated other comprehensive loss in the amount of $ 50 from its forward contracts with respect to anticipated payroll payments expected in 2012. Such amount is expected to be recorded in earnings in 2012.

For the years ended December 31, 2009, 2010 and 2011, the Company recognized earnings of $ 155, a loss of $ 389 and earnings of $ 299, respectively, as a result of these hedging activities. These hedge activities were recorded as part of cost of revenues, research and development, selling and marketing and general and administrative expenses in accordance with the classifications of payroll expenses as part of the consolidated statements of operations.

For the years ended December 31, 2011, 2010 and 2009, the Company recorded a loss of $ 1 and $75 and income of $ 200, respectively, due to ineffectiveness of payroll hedging activities in financial income, net.

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

In accordance with ASC 605, "Revenue Recognition", the Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of loss have transferred, product payment is not contingent upon performance of installation or service obligations, the price is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product or service is specified by the customer, revenue is deferred until all acceptance criteria have been met. Additionally, the Company generally recognizes maintenance service revenues on its hardware and software products ratably over the service period, and other services upon the completion of installation or professional services provided.

Most of the Company’s products are integrated with software that is essential to the functionality of the equipment. Additionally, the Company provides unspecified software upgrades and enhancements related to most of these products through maintenance contracts.

Starting January 1, 2011 the Company adopted the guidance of ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13") and ASU 2009-14, Certain Arrangements That Include Software Elements (amendments to FASB ASC Topic 985, Software) ("ASU 2009-14") for applicable transactions. ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. The Company adopted this accounting guidance on a prospective basis for applicable transactions originating or materially modified beginning on or after January 1, 2011.

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A multiple-element arrangement includes the sale of one or more tangible product offerings with one or more associated services offerings, each of which are individually considered separate units of accounting. The determination of the Company’s units of accounting did not change with the adoption of the revenue recognition guidance. Beginning with new or materially modified arrangements as of January 1, 2011, the Company allocates revenue to each element in a multiple-element arrangement based upon the relative selling price of each deliverable. When applying the relative selling price method, the Company determines the selling price for each deliverable using vendor-specific objective evidence (“VSOE”) of selling price, if it exists, or third-party evidence (“TPE”) of selling price. If neither VSOE nor TPE of selling price exist for a deliverable, the Company uses its best estimate of selling price (hereinafter “estimated selling price” or “ESP”) for that deliverable. Revenue allocated to each element is then recognized when the other revenue recognition criteria are met for each element.

The VSOE of fair value of the maintenance and support services is determined based on the price charged when sold separately (i.e. when renewed) and based on management's estimations. For substantially all of the arrangements with multiple deliverables pertaining maintenance and support services the Company has used and intends to continue using VSOE to allocate the selling price of maintenance and support services.

Consistent with its methodology under previous accounting guidance,VSOE is established based on the Company’s standard pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices for a product or service fall within a reasonably narrow pricing range. When VSOE cannot be established, the Company attempts to establish the selling price of each element based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately.

When the Company is unable to establish the selling price using VSOE or TPE, the Company uses ESP in its allocation of arrangement consideration. ESP represents the price at which the Company would transact a sale if the element was sold on a stand-alone basis.

The Company determines ESP for a product by reviewing historical transactions taking into consideration the go-to-market strategy. The Company also  considers other multiple factors including, but not limited to: the cost to produce the product; the anticipated margin on that product; the economic conditions, geographies and market trends; the selling price and profit margin for similar products; and its ongoing pricing strategy and policies.

The Company regularly reviews its basis for establishing VSOE, TPE and ESP. There were no material impacts during the year ended December 31, 2011nor does the Company currently expect a material impact in the near term from changes in VSOE, TPE or ESP.

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounted for transactions which contain tangible products entered into prior to January 1, 2011 and for its all of its software licensing sales which do not contain tangible products in accordance with ASC 985-605, "Software Revenue Recognition." ASC 985-605 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. In addition, according to ASC 985-605, revenues should be allocated to the different elements in the arrangement under the "residual method" when VSOE of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (usually maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software products) when all other criteria in ASC 985-605 have been met. Any discount in the arrangement is allocated to the delivered element.

In arrangements which include software, support/maintenance and services a determination is made whether the service element can be accounted for separately. In order for the service element to be accounted for separately, (a) sufficient VSOE of fair value should exist to permit allocation of the revenue to the various elements of the arrangement, (b) the services must not be essential to the functionality of any other element in the arrangement, and (c) the service must be described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services. If all such criteria are not met the Company accounts for the services together with the other elements in the arrangement as applicable.

Certain royalty agreements provide for per unit royalties to be paid to the Company based on the shipments by customers of units containing the Company's products. Revenues under such agreements are recognized at the time of delivery by customers, as they are reported to the Company by these customers and all other revenue recognition criteria have been met. Non-refundable payments on account of future royalties where no future obligation exists are recognized upon the signing of such arrangement and all other revenue recognition criteria have been met.

Revenues from software licenses and sale of products that require significant customization, integration and installation are recognized based on ASC 605-35, "Construction-Type and Production-Type Contracts," according to which revenues are recognized on a percentage of completion basis. Percentage of completion is determined based on the "Output Method" upon completion of milestones, and when collectability is probable. After delivery of milestones, if uncertainty exists about customer acceptance, revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of the losses is identified. As of December 31, 2010 and December 31, 2011, no such estimated losses were identified.

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

The Company and its subsidiaries generally do not grant a right of return to their customers. In accordance with ASC 605, "Revenue Recognition" the Company records a provision for estimated product returns at the time product revenues are recognized based on the Company's historical experience. As of December 31, 2010 and 2011, the Company’s provision for product returns was $ 255 and $ 233, respectively.

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

The fair value of foreign currency contracts, (used for hedging purposes) (see note 2(1) and note 5) is estimated by obtaining current quotes from banks.

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

Liability for warranty expense is included in "Accrued expenses and other accounts payable" in the accompanying consolidated balance sheets. The roll forward of the liability for 2010 and 2011 was as follows:

	December 31,
	2010	2011

Balance, beginning of year	$520	$699
Additions to the accrual - costs of product revenue	865	329
Usage	(686)	(521)

Balance, end of year	$699	$507

r.	Accounting for stock-based compensation:

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

The fair value of the options granted in 2009, 2010 and 2011 was estimated at the date of grant with the following weighted average assumptions:

	Year ended December 31,
	2009	2010	2011

Risk free interest rate	1.76%	1.39%	1.22%
Dividend yields	0%	0%	0%
Volatility	45.6%	49.5%	49.6%
Expected life (years)	3.55	4.13	4.11

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

The marketable securities of the Company include investments in debentures of corporations and debt investments of the states and auction rates securities. The Company's investment policy, approved by the Board of Directors, limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The trade receivables of the Company and its subsidiaries are derived from sales to organizations located mainly in America, Europe, the Far East and Israel. The Company and its subsidiaries perform ongoing credit evaluations of their customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection. In certain circumstances, the Company and its subsidiaries may require letters of credit, other collateral or additional guarantees. When uncertainty of collectability exists, the Company and its subsidiaries defer revenues until collection.

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

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Recently issued accounting pronouncements:

In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance that changed the requirement for presenting “Comprehensive Income” in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The currently available option to disclose the components of other comprehensive income within the statement of stockholders’ equity will no longer be available. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The adoption of the standard will have no impact on our financial position or results of operations, but will result in a change in the presentation of our basic consolidated financial statements. The Company is still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

NOTE 3:-	MARKETABLE SECURITIES

a.	Held-to-maturity securities:

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2010				2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value

Debt investments of the states	$961	$4	$-	$965	$1,042	$-	$(24)	$1,018
Corporate debentures	13,936	18	(111)	13,843	11,743	21	(114)	11,650

	$14,897	$22	$(111)	$14,808	$12,785	$21	$(138)	$12,668

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities of more than one year are as follows:

	December 31,
	2010				2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Aggregate fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Aggregate fair value

Debt investments of the states	$12,599	$1	$(174)	$12,426	$12,022	$-	$(153)	$11,869
Corporate debentures	22,025	59	(166)	21,918	22,341	11	(498)	21,854

	$34,624	$60	$(340)	$34,344	$34,363	$11	$(651)	$33,723

The unrealized losses in the Company's investments in debt instruments of states and corporate debentures were caused mainly by market interest rate changes. It is expected that the securities will not be settled at a price less than the amortized cost of the Company's investment. Based on the Company's intention and ability to hold these investments until maturity, the securities were not considered to be other-than-temporarily impaired at December 31, 2010 and 2011.

b.	Available-for-sale marketable securities:

Auction rate securities:

The following table represents other-than-temporary impairment recognized in other comprehensive income:

	December 31,
	2010				2011
	Cost	Gross unrealized gains	Gross unrealized losses	Aggregate fair value	Cost	Gross unrealized gains	Gross unrealized losses	Aggregate fair Value

Available-for-sale securities	$876	$452	$(9)	$1,319	$536	$582	$(76)	$1,042

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

The following table presents a cumulative roll forward of credit losses recognized in earnings as of December 31, 2011:

Credit loss

Balance as of December 31, 2009	$1,123
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	306

Total for the year ended December 31, 2010	1,429
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	340

Total for the year ended December 31, 2011	$1,769

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

The Company hedges some of the anticipated payroll payments of its Israeli employees denominated in NIS with forward contracts. Accordingly, when the dollar appreciates against the NIS, the decline in present value of future foreign currency is offset by losses in the fair value of the hedging contracts. Conversely, when the dollar weakens, the increase in the present value of future foreign currency cash flows is offset by gains in the fair value of the hedging contracts.

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

Net unrealized gains on cash flow hedges as of December 31, 2010	$479
Changes associated with hedging transactions	(231)
Reclassification into earnings	(298)

Net unrealized losses on cash flow hedges as of December 31, 2011	$(50)

NOTE 5:-	FAIR VALUE MEASUREMENTS

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

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of December 31, 2010 and 2011:

	As of December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Auction rate securities	$-	$-	$1,319	$1,319
Foreign currency derivative contracts	-	479	-	479

Total financial assets	$-	$479	$1,319	$1,798

	As of December 31, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Auction rate securities	$-	$-	$1,042	$1,042
Foreign currency derivative contracts	-	(50)	-	(50)

Total financial assets	$-	$(50)	$1,042	$992

For the years ended December 31, 2010 and 2011 there has been no change in the above items' Level classification.

The following table presents the changes in the fair value measurements that are using significant unobservable inputs (Level 3 instruments measured on a recurring basis) for the years ended December 31, 2010 and 2011. The Company's Level 3 instruments consist of auction rate securities (see Note 3b).

Fair value measurements using significant unobservable inputs (Level 3):

	December 31, 2011
	2010	2011

Opening balance	$1,376	$1,319
Unrealized losses included in earnings (other-than-temporary impairment)	(306)	(340)
Unrealized gain from available-for-sale marketable securities	249	63

Closing balance	$1,319	$1,042

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2010	2011

Government authorities	$2,853	$2,519
Prepaid expenses and other short-term assets	3,067	2,919
Employees	233	261
Deferred taxes	930	430

	$7,083	$6,129

NOTE 7:-	INVENTORIES

Inventories are composed of the following:

	December 31,
	2010	2011

Raw materials	$377	$706
Finished products	2,179	1,510

	$2,556	$2,216

NOTE 8:-	PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2010	2011
Cost:

Computers and peripheral equipment	$20,433	$22,521
Office furniture and equipment	2,875	3,034
Motor vehicles	22	22
Leasehold improvements	2,468	2,663

	25,798	28,240

Less - accumulated depreciation	21,225	24,046

Depreciated cost	$4,573	$4,194

Depreciation expenses for the years ended December 31, 2009, 2010 and 2011 amounted to $ 2,881, $ 2,939 and $ 2,821, respectively.

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Change in goodwill as of December 31, 2010 and 2011 are as follows:

	December 31,
	2010	2011

Goodwill at the beginning of the year	$2,966	$4,747
Acquisition of certain assets of Aethra	1,781	-

Goodwill at the end of the year	$4,747	$4,747

b.	The following table shows the Company's intangible assets for the periods presented:

	December 31,
	2010	2011
Cost:
Technology	$8,988	$8,988

Customer relationships and distribution networks	2,755	2,755

	11,743	11,743
Less - accumulated amortization	6,818	8,580

Amortized cost	$4,925	$3,163

Intangible assets resulted from the acquisitions of Aethra in 2010 (see Note 1c), First Virtual Communications, Inc. in 2005 and VisioNex in 2004.

c.	Amortization expenses amounted to $ 272 for the year ended December 31, 2009, $ 1,785 for the year ended December 31, 2010 and $ 1,762 for the year ended December 31, 2011.

The estimated future amortization expense of other intangible assets as of December 31, 2011 is as follows:

2012	$1,535
2013	1,410
2014	218

$3,163

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2010	2011

Payroll and related accruals	$3,571	$3,144
Accrued expenses	8,862	7,944
Government authorities and other	1,380	1,266
Contingent liability	1,191	917
Restructuring accrual (Note 1c)	2,478	1,764
Accrued payments (Note 1c)	1,575	-

	$19,057	$15,035

NOTE 11:-	COMMITMENTS AND CONTINGENCIES

a.
The Company and its subsidiaries lease premises in Israel, the United States, China, Japan, the United Kingdom, France, Korea, Italy, Singapore, India and Hong Kong. The leases expire through April 2016 (some with renewal options). The Company also leases its motor vehicles under operating lease agreements that expire on various dates, the last of which is in 2013.

Annual minimum future lease payments due under the above agreements, at the exchange rate in effect on December 31, 2011, are approximately as follows:

2012	$4,076
2013	2,991
2014	2,525
2015	1,294
2016 and thereafter	20

$10,906

For the years ended December 31, 2009, 2010 and 2011, rent expenses and motor vehicle lease expenses were $ 5,099, $ 4,898 and $ 4,952, respectively.

b.
The Company obtained bank guarantees in the amount of $ 416 and $ 451, as of December 31, 2010 and 2011, respectively in connection with securing its office lease in Israel, in connection with custom tax payments and in connection with projects.

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENCIES (Cont.)

c.
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

The Company expensed royalties in the amount of $ 224, $ 216 and $ 163 in the years ended December 31, 2009, 2010 and 2011, respectively, in cost of revenues.

d.
In 2003, a third party sent correspondence to the Company alleging that some products manufactured by the Company infringe upon patents held by this third party and offered to license these patents to the Company. Subsequent correspondence was exchanged during 2004, in which additional requests were made by this third party. As of December 31, 2011, the Company has a provision of $ 917, which it believes covers the probable loss from such allegations.

e.
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

f.
During the first quarter of 2012, the Company received a letter from two separate third parties questioning the use in the Company’s products of certain technology that is allegedly patented by them.  The Company is currently evaluating its position in response to these letters. However, based on initial internal analysis, the Company believes that this matter will not have a material effect on its financial statements.

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	COMMITMENTS AND CONTINGENCIES (Cont.)

g.
From time to time, the Company and its subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters.  In addition to the above mentioned legal proceedings, the Company does not believe that it is a party to any pending legal proceeding that is likely to have a material effect on its financial condition or results of operations.

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

In July 2007, the Company's Board of Directors authorized the purchase of up to additional $ 30,000 of its outstanding Ordinary shares in the open market, from time to time, at prevailing market prices. No time limit was given with respect to the duration of the share purchase program. As of December 31, 2011, the Company had repurchased 3,564,360 Ordinary shares under the program for total consideration of $ 27,306, or an average price of $ 7.66 per share.

On September 7, 2010, the Company completed a self tender offer to purchase 5% of its voting power or 976,906 of the Ordinary shares for a total consideration of approximately $ 7,131 at a price of $ 7.30 per share. These shares are included in the 3,564,360 Ordinary shares repurchased as of December 31, 2011 as stated above.

In 2009, 2010 and 2011, the Company issued 81,500 shares, 33,475 shares and 273,888 shares, respectively, of the repurchased shares upon the exercise of employee stock options.

The excess of the purchase price of the shares over their aggregate re-issuance price in the amount of $ 458, $ 162 and $ 1,094 was charged as a reduction to retained earnings for the years ended December 31, 2009, 2010 and 2011, respectively.

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

c.
On November 25, 2008, the Company exchanged options to purchase an aggregate of 1,276,950 Ordinary shares, with exercise prices ranging from $ 7.80-$ 28.0 per share, which had been granted under the 2000 Plan and granted new options to purchase an aggregate of 1,276,950 Ordinary shares, with an exercise price of $ 7.50 per share, under the 2000 Plan.  The new options will vest over a period of up to four years and nine months. The contractual term of the new options are six years except for cases when the original contractual term should be completed before the modified one.

The Company accounted for the exchange of options as a modification. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. The calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original option measured immediately before its terms are modified based on current circumstances. That is, the original (pre-modification) option will be valued based on current assumptions, without regard to the assumptions made on the grant date. The modification date was considered to be December 24, 2008. As a result of the modification, the Company recorded incremental compensation cost of $ 581 to be recognized over the new service period beginning on the modification date. The unrecognized compensation cost remaining from the original grant date valuation is recognized over the remainder of the original requisite period. In its financial statements as of December 31, 2009, 2010 and 2011, the Company included an additional expense of $ 142, $ 140 and $ 137, respectively, with respect to this transaction.

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

Accordingly, in the financial statements for the year ended December 31, 2008, the Company recognized all the remaining compensation cost in the amount of $ 309 due to the cancellation of options. The fair value of the new options granted in the amount of $ 184 is recognized over the remaining vesting period. In 2009, 2010 and 2011, $ 38, $ 20 and $ 0 in compensation costs were recognized, respectively.

e.
At the annual general meeting of shareholders held in October 2009, the Company's shareholders resolved to modify the terms of options granted to the Company's directors for their service in such capacity, such that the exercise period of such options (including previously granted options), be extended from 12 months to 18 months after a director's resignation from or termination of office. As a result of this modification, the Company recorded immaterial compensation expenses.

f.
The Company currently has one employee stock option plan, which provides for the grant by the Company of options to purchase up to an aggregate of 8,430,935 Ordinary shares to officers, employees, directors and consultants of the Company and its subsidiaries at an exercise price equal to at least the fair market value at the date of grant. The options vest ratably over vesting periods of approximately four years. The options expire six to ten years from the date of grant.

As of December 31, 2011, 551,040 Ordinary shares are available for future issuance under the option plan. Options that are cancelled or forfeited become available for future grant.

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of option activity during the year ended December 31, 2011 is summarized as follows:

	Year ended December 31, 2011
	Amount	Weighted average exercise price	Weighted remaining contractual life (years)	Aggregate intrinsic value

Options outstanding at beginning of year	3,726,280	$8.64	3.93	$6,509
Granted	990,800	$8.30
Exercised	(273,888)	$6.44
Forfeited	(436,451)	$8.09

Options outstanding at end of year	4,006,741	$8.77	3.51	$5,277

Vested and expected to vest at end of year	3,222,431	$9.11	3.26	$4,096

Options exercisable at end of year	2,163,900	$9.97	2.87	$2,478

The total compensation cost related to options granted to employees under the Company's share-based compensation plan recognized for the years ended December 31 2009, 2010 and 2011 amounted to $ 4,324, $ 2,507 and $ 1,995, respectively, net of estimated forfeitures. The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011, was $ 60, $ 35 and $ 1,109, respectively. As of December 31, 2011, there was $ 2,748 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's option plan. That cost is expected to be recognized over a weighted-average period of 2.61 years.

All options were granted at an exercise price that was equal to the market price of the Ordinary shares at the date of grant. The weighted average grant date fair values of options granted during the years ended December 31, 2009, 2010 and 2011 were as follows:

Year ended December 31,
2009		2010		2011
Options	Weighted average fair value	Options	Weighted average fair value	Options	Weighted average fair value

746,300	$2.21	826,800	$2.57	990,800	$3.33

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

g.
In April 2010, the Company granted 50,000 options to non-employee consultants. The options vest over two years. The fair value of the options was estimated using a Black-Sholes option-pricing model with the following assumptions for 2010 and 2011, respectively: risk free interest rates of 0.42%-0.61% and 0.25%-0.80%, dividend yield of 0% for both years and volatility of 50.7%-57.8% and 42.74%-48.48%.

Compensation expense of $119 and $ 42 was recognized for the years ended December 31, 2010 and 2011, respectively, in accordance with accelerated method.

h.
In the event that cash dividends are declared in the future, such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in the foreseeable future. The Company has decided not to declare dividends out of tax exempt earnings (see Note 16).

NOTE 13:-	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

	Year ended December 31,
	2009	2010	2011

Numerator:
Net loss	$(774)	$(3,424)	$(23,423)

Denominator:
Weighted average number of Ordinary shares outstanding during the year, used to compute basic net loss per share	19,474,165	19,221,050	18,448,792
Incremental shares attributable to exercise of outstanding options (assuming proceeds would be used to purchase treasury stock)	(* )	(* )	(* )
Weighted average number of Ordinary shares used to compute diluted net loss per share	19,474,165	19,221,050	18,448,792

Basic net loss per Ordinary share	$(0.04)	$(0.18)	$(1.27)

Diluted net loss per Ordinary share	$(0.04)	$(0.18)	$(1.27)

(*)	Anti-dilutive.

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

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SEGMENT REPORTING AND GEOGRAPHICAL INFORMATION (Cont.)

	VBU	TBU	Total
2010
Total revenues	$79,255	$15,984	$95,239
Expenses	75,807	16,558	92,365

Segment income (loss)	$3,448	$(574)	2,874
Acquisition-related restructuring expenses			(2,722)
Acquisition-related costs			(364)
Stock-based compensation			(2,626)
Financial income			1,000

Loss before taxes on income			(1,838)
Taxes on income			1,586

Net loss			$(3,424)

Depreciation and amortization	$4,340	$384	$4,724

	VBU	TBU	Total
2011
Total revenues	$62,009	$15,949	$77,958
Expenses	81,587	15,111	96,698

Segment income (loss)	$(19,578)	$838	(18,740)
Acquisition-related restructuring expenses			(105)
Additional consideration for Aethra assets purchase			(806)
Stock-based compensation			(2,037)
Financial income			920

Loss before taxes on income			(20,768)
Taxes on income			2,655

Net loss			$(23,423)

Depreciation and amortization	$4,268	$315	$4,583

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

The following represents total revenues for the years ended December 31, 2009, 2010 and 2011, and long-lived assets as of December 31, 2009, 2010 and 2011, according to their geographic location:

	2009		2010		2011
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

The Americas	$50,610	$592	$49,702	$432	$28,556	$324
Europe and Africa	11,590	144	21,472	660	23,427	692
Far East	16,042	514	22,076	368	23,613	432
Israel	2,756	6,365	1,989	12,785	2,362	10,656

	$80,998	$7,615	$95,239	$14,245	$77,958	$12,104

d.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

NOTE 15:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.	Balances with related parties:

	December 31,
	2010	2011

Trade receivables	$8	$16

Trade payables	$89	$154

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

b.	Transactions with related parties:

	Year ended December 31,
	2009	2010	2011

Revenues (1)	$526	$277	$113

Cost of revenues (3)	$11	$15	$30

Research and development expenses (2)	$66	$77	$144

Marketing, selling, general and administrative expenses (2)	$336	$467	$777

Purchase of property and equipment (4)	$329	$368	$298

(1)	Includes revenues from the Company's products and maintenance sold to companies held by principal shareholders ("affiliated companies").

(2)	Includes administrative services provided to the Company by affiliated companies that the Company reimburses for the costs incurred in providing these services.

(3)	Includes the purchase of components from affiliated companies.

(4)	Includes property and equipment that were purchased from affiliated companies.

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME

a.	A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefits as of January 1 ,2011	$1,179
Reduction of unrecognized tax benefit as a result of a lapse of the applicalble statute of limitations	(602)
Interest	50

Gross unrecognized tax benefits as of December 31 ,2011	$627

The Company conducts business globally and, as a result, the Company or one or more of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by tax authorities throughout the world, including such major jurisdictions as Israel and the United States. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2007 and is no longer subject to Israeli examinations for years prior to 2007.

b.	Israeli corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 26%, 25% and 24% in 2009, 2010 and 2011, respectively.

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

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Tax Burden Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Tax Burden also increases the corporate tax rate to 25% in 2012. Following the amendment , corporate tax rates and capital gains rates are: 2011- 24%, 2012- and thereafter- 25%. The Tax Burden Law was published on December 7, 2011 and enters into force on January 1, 2012.

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME (Cont.)

c.	Tax Benefits under the Law for the Encouragement of Capital Investment, 1959 ("the Investment Law"):

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

The Company has one capital investment program that has been granted Approved Enterprise status under the Investment Law ("the Approved program") and two additional programs that qualify as Beneficiary Enterprises pursuant to the Amendment ("the Beneficiary programs"). One of the Beneficiary programs was converted from a previously Approved Enterprise program pursuant to the approval of the Israel Tax Authority that the Company received in October 2007 (the”ITA Approval”). Pursuant to the Beneficiary and Approved programs, the Company is entitled to a tax benefit period of seven to ten years on income derived from these programs, as follows: a full income tax exemption for the first two years and a reduced income tax rate of 10%-25% (instead of the regular tax rate) for the remaining five to eight years depending on the level of foreign ownership of the Company.

The duration of tax benefits detailed above for the Approved Enterprise is subject to limits of 12 years from the year of commencement of production, or 14 years from the date of granting the approval, whichever is earlier. As of December 31, 2011, the Company's Approved Enterprise program has expired and the Beneficiary Enterprise programs expire between the years 2011 and 2015. The Company began using the tax benefits during the year 2006.

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME (Cont.)

As of December 31, 2011, approximately $ 25,277 out of the Company's retained earnings are tax-exempt earnings attributable to its Approved Enterprise program and $ 32,554 are tax-exempt earnings attributable to its Beneficiary Enterprise program. The tax-exempt income attributable to the Approved and Beneficiary Enterprises cannot be distributed to shareholders without subjecting the Company to taxes. If these retained tax-exempt profits are distributed, the Company would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative benefits track of 15%-25% tax rates. According to the Amendment, tax-exempt income generated under the Beneficiary Enterprise will be taxed upon dividend distribution or complete liquidation, whereas tax exempt income generated under the Approved Enterprise will be taxed only upon dividend distribution (and not upon complete liquidation, where the tax liability will be incurred by the shareholders). As of December 31, 2011, if the income attributed to the Approved Enterprise or Beneficiary enterprise, including upon liquidation,  was distributed as a dividend, the Company would incur a tax liability at a rate of 15-25%.

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

The benefits from the Company's Approved and Beneficiary Enterprise programs are dependent upon the Company fulfilling the conditions stipulated by the Investment Law, the Amendment and the regulations published thereunder (as applicable), as well as the criteria in theITA Approval. If the Company does not comply with those conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest. In 2011, due to the acquisition of certain assets from Aethra, the Company did not comply with all of the conditions stipulated in the ITA Approval. Therefore on May 22, 2011 the Company submitted an application to the Israeli Tax Authority in respect to the acquisition of certain assets from Aethra.  As of the date of these financial statements, the Company has not received any ruling by the Israeli Tax Authority regarding such application.

By virtue of the Investment Law, the Company is entitled to claim accelerated depreciation on equipment used by the Approved Enterprises during five tax years. The Company chose not to utilize this benefit in 2011. Income from sources other than the Approved and Beneficiary Enterprises during the benefit period will be subject to tax at Israel's regular corporate tax rate.

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME (Cont.)

In December 2010, the Israeli Parliament passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among other things, amendments to the Investment Law, effective as of January 1, 2011.  According to the amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to companies eligible for the "Preferred Enterprise" status. In order to be eligible for preferred enterprise status, a company must meet minimum requirements to establish that it contributes to the country's economic growth and is a competitive factor for the gross domestic product. Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law in effect prior to 2011) and subsequently would be subject to the amended tax rates that are in peripheral regions (Development Area A) the reduced tax rate will be 10% in 2011 and 2012, 7% in 2013 and 2014 and 6% starting from 2015. In other regions the tax rate will be 15% in 2011 and 2012, 12.5% in 2013 and 2014 and 12% starting from 2015. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

A distribution from a Preferred Enterprise out of the “Preferred Income” would be subject to 15% withholding tax for Israeli-resident individuals and non-Israeli residents (subject to applicable treaty rates). A distribution from a Preferred Enterprise out of the “Preferred Income” would be exempt from withholding tax for an Israeli-resident company. A company electing to waive its Privileged Enterprise or Approved Enterprise status through June 30, 2015 may distribute “Approved Income” or “Privileged Income” subject to 15% withholding tax for Israeli resident individuals and non-Israeli residents (subject to applicable treaty rates) and exempt from withholding tax for an Israeli-resident company. Nonetheless, a distribution from income exempt under Privileged Enterprise and Approved Enterprise programs will subject the exempt income to tax at the reduced corporate income tax rates pertaining to the Privileged Enterprise and Approved Enterprise programs upon distribution, or complete liquidation in the case of a Privileged Enterprise’s exempt income.

Under the transitional provisions of the 2011 Amendment, the Company may elect whether to irrevocably implement the 2011 Amendment with respect to its existing Beneficiary Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or may continue to implement the legislation prior to the 2011 Amendment during the next years. The Company has not yet decided whether to apply the amendment.

d.	Israeli carryforward losses:

As of December 31, 2011, Radvision Ltd. had an available tax loss carryforward amounting to approximately $23,640 which may be carryforward, in order to offset taxable income in the future for an indefinite period.

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME (Cont.)

e.	Income taxes for non-Israeli subsidiaries:

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

f.
The Company's U.S. subsidiary's carryforward tax losses through December 31, 2011, amounted to approximately $ 5,495. These losses may be offset against any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2021 through 2027. Considering the Company's income projections, management concluded based on the weight of available evidence that it is more likely than not that the deferred tax asset associated with the net operating loss carryforward and the other deferred tax items will be partially utilized in coming years. See also f below for the deferred taxes and valuation allowance recorded in respect of carryforward losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

g.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of carryforward tax losses and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets, net are as follows:

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME (Cont.)

	December 31,
	2010	2011

Net operating loss carryforwards	$1,057	$5,158
Reserves and allowances, net	1,948	1,937
Compensation cost	1,756	1,915
Intangible assets	135	126
Research and development expenses	5,059	5,140

Net deferred tax asset before valuation allowance	9,955	14,276
Valuation allowance	(7,537)	(13,093)

	$2,418	$1,183

Domestic:
Current deferred tax asset, net	$482	$-
Non-current deferred tax asset, net	746	-

	1,228	-

Foreign:
Current deferred tax asset, net	448	450
Non-current deferred tax asset, net	742	733

	$1,190	$1,183

	$2,418	$1,183

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the period in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a valuation allowance amounting to $ 7,537 and $ 13,093 as of December 31, 2010 and 2011, respectively.

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME (Cont.)

h.	The Company's total income (loss) before provision for income taxes is as follows:

	Year ended December 31,
	2009	2010	2011

Domestic (Israel)	$3,681	$(3,711)	$(22,326)
Foreign	1,035	1,873	1,558

	$4,716	$(1,838)	$(20,768)

i.	The tax expenses are comprised as follows:

	Year ended December 31,
	2009	2010	2011

Domestic (Israel):

Deferred taxes	$(2,594)	$(152)	$(1,228)
Prior years taxes	(365)	(451)	(523)

Total domestic	(2,959)	(603)	(1,751)

Foreign:

Current taxes	(719)	(1,190)	(897)
Deferred taxes	(1,812)	288	(7)
Prior years taxes	-	(81)	-

Total foreign	(2,531)	(983)	(904)

	$(5,490)	$(1,586)	$(2,655)

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
A reconciliation between the theoretical tax income, assuming all income is taxed at the statutory tax rate applicable to the income of the Company, and the actual tax income, as reported in the statements of operations, is as follows:

	Year ended December 31,
	2009	2010	2011

Income (loss) before taxes on income	$4,716	$(1,838)	$(20,768)

Theoretical tax expense (benefit) computed at the statutory rate *)	$1,309	$(291)	$(4,829)
Change in valuation allowance, net	7,600	329	5,952
Tax exempt or reduced tax on (income) loss due to approved enterprise status	(5,138)	(730)	(234)
Tax loss for prior years	365	532	632
Non-deductible stock-based compensation	852	568	438
Non-deductible employees related expenses	-	771	-
Others	502	407	696

Actual tax expense, net	$5,490	$1,586	$2,655

*)	The tax rates for domestic income were 26%, 25% and 24% for the years 2009, 2010 and 2011, respectively. The tax rate for the US income was 34% for the years 2009, 2010 and 2011.

The effect of the tax exempt or reduced (income) loss due to Approved Enterprise status on net earnings per share is:

	Year ended December 31,
	2009	2010	2011

Basic net earnings per Ordinary share	$0.27	$0.04	$0.04

Diluted net earnings per Ordinary share	$0.27	$0.04	$0.04

RADVISION LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-     FINANCIAL INCOME, NET

	Year ended December 31,
	2009	2010	2011

Financial and other income:

Interest income	$2,659	$2,308	$2,270
Exchange rate differences, net	89	-	34

Financial and other expenses:

Interest expenses	(11)	(9)	(138)
Amortization of marketable securities premium net of accretion of discount	(370)	(631)	(711)
Commission and others	(94)	(144)	(195)
Other-than-temporary impairment of available-for-sale marketable securities, net	(554)	(306)	(340)
Exchange rate differences, net	-	(218)	-

	$1,719	$1,000	$920

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADVISION LTD.

By:	/s/ Boaz Raviv
Name:	Boaz Raviv
Title:	Chief Executive Officer

Dated:  April 22, 2012